Form 20-F
period 2017-12-31
CHIPMOS TECHNOLOGIES INC
filed 2018-04-19
CIK 1123134

As filed with the Securities and Exchange Commission on April 19, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Silvia Su

Senior Director, Finance and Accounting Management Center

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

As of December 31, 2017, 856,059,061 Common Shares, par value NT$10 each, were outstanding (not including 30,238,000 Common Shares held by the Company).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Forward-looking statements include, but are not limited to, statements regarding our strategy and future plans, future business condition and financial results, our capital expenditure plans, our capacity expansion plans, our investments in Mainland China, technological upgrades, investment in research and development, future market demand, future regulatory or other developments in our industry. Please see “Item 3. Key Information—Risk Factors” for a further discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements.

This Annual Report on Form 20-F includes, refers to, or incorporates by reference, as applicable, financial statements and other financial information based on International Financial Reporting Standards (“IFRSs”).

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

Selected Financial Data

The following tables set forth our selected consolidated financial data. As a result of the unprecedented transaction of the merger with ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) accounted as capital reorganization and the joint-venture agreement which reclassified ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”) as discontinued operations (see “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions”), the following financial data as of and for the years ended December 31, 2014 and 2015 were restated retrospectively. The selected consolidated statements of financial position data as of December 31, 2016 and 2017 and our consolidated income statements and cash flows data for the years ended December 31, 2015, 2016 and 2017 are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. The selected consolidated statements of financial position data as of December 31, 2014 and 2015 are derived from our consolidated financial statements not included herein. However, the selected consolidated statements of financial position data as of December 31, 2013, and the consolidated income statements and cash flows data for the year ended December 31, 2013 are omitted from disclosure due to the Company cannot restate these financial data without unreasonable effort and expenses.

	Year ended December 31,
	2014	2015	2016	2017	2017
	NT$	NT$	NT$	NT$	US$
	(in millions, except per share and per ADS data)
Consolidated Income Statements Data:
Revenue	$20,829.0	$18,837.1	$18,387.6	$17,940.9	$605.3
Cost of revenue	(15,716.5)	(14,685.5)	(14,745.5)	(14,703.7)	(496.1)

Gross profit	5,112.5	4,151.6	3,642.1	3,237.2	109.2
Research and development expenses	(678.8)	(747.8)	(838.9)	(985.9)	(33.2)
Sales and marketing expenses	(96.3)	(90.3)	(72.9)	(64.4)	(2.2)
General and administrative expenses	(712.8)	(770.1)	(822.1)	(639.8)	(21.6)
Other operating income, net	26.2	105.1	90.3	692.8	23.4

Operating profit	3,650.8	2,648.5	1,998.5	2,239.9	75.6
Finance costs	(133.8)	(142.5)	(179.1)	(217.3)	(7.3)
Other non-operating income (expenses), net	1,185.9	340.1	(119.0)	(490.2)	(16.6)

Profit before income tax	4,702.9	2,846.1	1,700.4	1,532.4	51.7
Income tax expense	(1,036.2)	(935.9)	(177.1)	(550.5)	(18.6)

Profit from continuing operations	3,666.7	1,910.2	1,523.3	981.9	33.1
Profit (loss) from discontinued operations	82.2	(34.2)	(122.1)	1,815.0	61.3

Profit for the year	$3,748.9	$1,876.0	$1,401.2	$2,796.9	$94.4

Attributable to:
Equity holders of the Company—continuing operations	$3,274.0	$2,164.5	$1,829.3	$981.9	$33.1
Equity holders of the Company—discontinued operations	82.2	(34.2)	(122.1)	1,815.0	61.3
Predecessors’ interests	(142.0)	(291.4)	(306.0)	—	—
Non-controlling interests	534.7	37.1	—	—	—

	$3,748.9	$1,876.0	$1,401.2	$2,796.9	$94.4

Basic earnings per share:
Equity holders of the Company—continuing operations	$3.81	$2.47	$2.13	$1.16	$0.04
Equity holders of the Company—discontinued operations	0.10	(0.04)	(0.14)	2.14	0.07

Equity holders of the Company	3.91	2.43	1.99	3.30	0.11
Predecessors’ interests	(0.17)	(0.33)	(0.35)	—	—

	$3.74	$2.10	$1.64	$3.30	$0.11

Diluted earnings per share:
Equity holders of the Company—continuing operations	$3.78	$2.44	$2.11	$1.13	$0.04
Equity holders of the Company—discontinued operations	0.09	(0.04)	(0.14)	2.10	0.07

Equity holders of the Company	3.87	2.40	1.97	3.23	0.11
Predecessors’ interests	(0.16)	(0.33)	(0.35)	—	—

	$3.71	$2.07	$1.62	$3.23	$0.11

Basic earnings per equivalent ADS:
Equity holders of the Company—continuing operations	$76.25	$49.34	$42.56	$23.20	$0.78
Equity holders of the Company—discontinued operations	1.92	(0.78)	(2.84)	42.87	1.45

Equity holders of the Company	78.17	48.56	39.72	66.07	2.23
Predecessors’ interests	(3.31)	(6.64)	(7.12)	—	—

	$74.86	$41.92	$32.60	$66.07	$2.23

Diluted earnings per equivalent ADS:
Equity holders of the Company—continuing operations	$75.62	$48.73	$42.21	$22.68	$0.77
Equity holders of the Company—discontinued operations	1.90	(0.77)	(2.82)	41.93	1.41

Equity holders of the Company	77.52	47.96	39.39	64.61	2.18
Predecessors’ interests	(3.28)	(6.56)	(7.06)	—	—

	$74.24	$41.40	$32.33	$64.61	$2.18

Weighted-average number of shares outstanding:
Basic	858.7	877.4	859.6	846.7	846.7
Diluted	865.8	888.3	866.8	865.8	865.8

	As of December 31,
	2014	2015	2016	2017	2017
	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statements of Financial Position Data:
Non-current assets:
Available-for-sale financial assets	$217.7	$10.0	$10.0	$20.9	$0.7
Investment in associates	—	346.3	369.3	3,433.3	115.8
Property, plant and equipment	13,604.1	14,211.6	13,497.2	15,265.3	515.0
Other non-current assets	315.9	341.6	523.5	339.4	11.5

	14,137.7	14,909.5	14,400.0	19,058.9	643.0

Current assets:
Inventories	1,704.7	1,667.7	1,878.0	1,929.2	65.1
Accounts and notes receivable	4,876.7	3,890.5	4,140.2	4,015.8	135.5
Other current assets	1,088.5	422.8	201.3	220.3	7.4
Cash and cash equivalents	15,265.2	12,127.4	7,571.4	8,035.7	271.1

	22,935.1	18,108.4	13,790.9	14,201.0	479.1
Non-current assets held for sale	—	—	3,105.1	—	—

	22,935.1	18,108.4	16,896.0	14,201.0	479.1

Total assets	$37,072.8	$33,017.9	$31,296.0	$33,259.9	$1,122.1

Equity and liabilities:
Equity attributable to equity holders of the Company	$18,083.9	$18,906.9	$16,247.7	$18,120.9	$611.4
Non-controlling interests	2,621.6	—	—	—	—
Predecessors’ interests	2,490.7	2,127.5	—	—	—

Total equity	23,196.2	21,034.4	16,247.7	18,120.9	611.4

Non-current liabilities:
Bank loans—non-current	4,560.0	4,985.8	9,687.7	7,498.9	253.0
Lease payable—non-current	—	—	29.3	18.1	0.6
Other non-current liabilities	586.9	610.8	641.0	679.0	22.9

	5,146.9	5,596.6	10,358.0	8,196.0	276.5

Current liabilities:
Accounts payable	1,074.9	708.5	825.1	688.2	23.2
Payable to contractors and equipment suppliers	1,307.5	524.0	550.3	713.3	24.1
Other payables	1,905.3	1,868.7	1,412.1	1,980.2	66.8
Other current liabilities	1,165.5	588.1	241.6	436.9	14.7
Lease payable—current portion	—	—	11.3	11.8	0.4
Bank loans—current portion	1,508.2	1,548.7	1,062.3	2,143.2	72.3
Short-term bank loans	1,768.3	1,148.9	—	969.4	32.7

	8,729.7	6,386.9	4,102.7	6,943.0	234.2
Liabilities directly related to non-current assets held for sale	—	—	587.6	—	—

	8,729.7	6,386.9	4,690.3	6,943.0	234.2

Total liabilities	13,876.6	11,983.5	15,048.3	15,139.0	510.7

Total equity and liabilities	$37,072.8	$33,017.9	$31,296.0	$33,259.9	$1,122.1

	Year ended December 31,
	2014	2015	2016	2017	2017
	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
Capital expenditures	$3,568.2	$3,644.6	$4,691.0	$4,849.3	$163.6
Depreciation and amortization	2,909.0	3,021.9	3,231.3	2,899.3	97.8
Net cash provided by (used in):
Operating activities	5,599.9	5,395.8	3,688.0	4,157.3	140.3
Investing activities	(3,325.4)	(4,504.2)	(4,556.7)	(3,493.4)	(117.9)
Financing activities	(418.8)	(4,028.9)	(3,223.9)	(550.8)	(18.6)
Effect of exchange rate changes	36.7	(0.5)	(73.5)	(38.6)	(1.3)
Net increase (decrease) in cash and cash equivalents	$1,892.4	$(3,137.8)	$(4,166.1)	$74.5	$2.5

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2017, which was NT$29.64 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all. On April 13, 2018, the noon buying rate was NT$29.32 to US$1.00.

The following table sets out, for the years and the months indicated, information concerning the number of NT dollars for which one US dollar could be exchanged based on the noon buying rate for cable transfers in NT dollars as certified for customs purposes by the Federal Reserve Bank of New York.

	NT dollars per US dollar noon buying rate
	Average	High	Low	Period-end
2013	29.68	30.20	28.93	29.83
2014	30.30	31.80	29.85	31.60
2015	31.74	33.17	30.37	32.79
2016	32.23	33.74	31.05	32.40
2017	30.40	32.37	29.64	29.64
October	30.25	30.44	30.12	30.12
November	30.08	30.21	29.97	29.98
December	29.95	30.05	29.64	29.64
2018
January	29.40	29.61	29.05	29.16
February	29.25	29.42	29.03	29.32
March	29.20	29.35	29.10	29.10
April (through 13, 2018)	29.23	29.32	29.14	29.32

Sources: Federal Reserve Bank of New York.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

Global credit and financial markets disruptions could materially and adversely affect our business and results of operations.

Disruptions in global credit and financial markets may occur that cause diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the occurrence, frequency, duration or extent of disruptions in global credit and financial markets. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties occur or continue, or if credit and financial markets and confidence in economic conditions deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our revenue and earnings may fluctuate significantly, which in turn could adversely affect our results of operations and could cause the market price of our common shares or of our ADSs to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent assembly and test services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels and in service fee from our customers may result in volatility in our revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM, which in turn may result in reduced demand for our services, adversely affecting our results of operations. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. Reduced commodity DRAM demand for our services contributed to decreases in our revenue for 2016 and 2017. Our revenue for 2016 decreased 2.4% from 2015 levels. Our revenue for 2017 decreased by 2.4% from 2016 levels and generated a profit attributable to equity holders of the Company of NT$2,797 million (US$94 million) in 2017. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not materially and adversely affect our results of operations.

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

A significant portion of our revenue is derived from testing and assembling memory semiconductors. Our revenue derived from the assembly and test of memory semiconductors accounted for 48% and 46% of our revenue in 2016 and 2017, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. Oversupply of DRAM products and weak demand in the DRAM market may result in significant reductions in the price of DRAM products, which in turn may drive down the average prices for our assembly and test services for DRAM products and further reduce our revenue and profit. We cannot assure you that there will not be further downturns in DRAM prices in the future.

A decrease in market demand for LCD and other flat-panel display driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our assembly and test services for LCD and other flat-panel display driver semiconductors generated revenue of NT$4,920 million and NT$4,790 million (US$162 million) in 2016 and 2017, respectively. We invested NT$910 million and NT$2,615 million (US$88 million) in 2016 and 2017, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in assembly and test services for LCD and other flat-panel display driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. The market demand for LCD and other flat-panel display driver semiconductors and related assembly and test services particularly TDDI and 12” COF increased in 2017. Any significant decrease in demand for these products and our related services would significantly impair our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other flat-panel display driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2017, we had approximately NT$9,642 million (US$325 million) and NT$969 million (US$33 million) outstanding long-term and short-term indebtedness, respectively. Our long-term indebtedness as of December 31, 2017, represented bank loans with an interest rate of 1.7895%. As of December 31, 2017, NT$7,175 million (US$242 million) of our indebtedness was secured by collateral comprised of our assets.

Our significant indebtedness poses risks to our business, including the risks that:

•	we may have to use a substantial portion of our consolidated cash flow from operations to pay principal and interest on our debt, thereby reducing the funds available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	insufficient cash flow from operations may force us to sell assets, or seek additional capital, which we may be unable to do at all or on terms favorable to us;

•	our ability to sell assets or seek additional capital may be adversely affected by security interests in our assets granted to our lenders as collateral; and

•	our level of indebtedness may make us more vulnerable to economic or industry downturns.

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

We depend on a small group of customers for a substantial portion of our business. In 2017, our top five customers collectively accounted for 61% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to depend on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and materially adversely affect our business and profitability.

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

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 49% and 48% of our total cost of revenue in 2016 and 2017, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 23% and 25% of our total cost of revenue in 2016 and 2017, respectively. For LCD and other flat-panel display driver semiconductor assembly and test services, our fixed costs represented 47% and 46% of our total cost of revenue in 2016 and 2017, respectively. For bumping services, our fixed costs represented 28% and 27% of our total cost of revenue in 2016 and 2017, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and test equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, the long-term assembly and test services agreements we entered with certain customers may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

Our corporate affairs are governed by our articles of incorporation and laws governing corporations incorporated in the Republic of China (“ROC”). The rights of our shareholders to bring shareholders’ suits against us or our board of directors under ROC law are more limited than those of the shareholders of U.S. corporations. For example, the ROC Company Act requires that a shareholder continuously holds at least 3% of our issued and outstanding shares for at least a year may request our audit committee to institute an action against a director on the company’s behalf. In addition, the controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. Therefore, our shareholders may be less able under ROC law than they would be under the laws of the United States or other jurisdictions to protect their interests in connection with actions by our management, members of our board of directors or our controlling shareholder.

It may be difficult to bring and enforce suits against us in the United States.

We are incorporated in the ROC and a majority of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce the United States judgments of United States courts. Any United States judgments obtained against us will not be enforced by ROC courts if any of the following situations shall apply to such final judgment:

•	the court rendering the judgment does not have jurisdiction over the subject matter under ROC law;

•	the judgment was rendered by default, except where the summons or order necessary for the commencement of the action was duly served on us within the jurisdiction of the court rendering the judgment within a reasonable period of time and in accordance with the laws and regulations of such jurisdiction, or with judicial assistance of the ROC;

•	the judgment or the court procedures resulting in the judgment are contrary to the public order or good morals of the ROC; or

•	the judgments of ROC courts are not recognized and enforceable in the jurisdiction of the court rendering the judgment on a reciprocal basis.

Investor confidence and the market price of our common shares or ADSs may be adversely impacted if we are unable to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

We are required to comply with the ROC and US securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), as required by Section 404 of the Sarbanes-Oxley Act of 2002. We carried out an evaluation, under the supervision and with the participation of management, including our President, the principal executive officer and Senior Director of the Finance and Accounting Management Center, the principal financial officer of the effectiveness of the design and operation of our internal controls over financial reporting as of December 31, 2017, and concluded those internal controls over financial reporting were effective as of that date. See “Item 15. Controls and Procedures” for more information. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares or ADSs.

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

On March 4, 2016, due to the malfunction of its wastewater treatment facility, a factory of the Company located in Chupei, Taiwan was found abnormally discharging wastewater. Upon notification, the Company was able to mitigate the environmental impact by immediately ceasing the abnormal discharge and collecting the wastewater that had been discharged. The wastewater treatment facility was also immediately repaired and the factory resumed its normal operations on the next day, March 5, 2016. On April 15, 2016, the Hsinchu County Government imposed an administrative fine of approximately NT$4 million on the Company for the violation of the statutory effluent standards and the fine was paid on April 22, 2016.

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

To implement our business strategy requires us to enter into acquisition, investment, joint venture and disposition transactions. These transactions may not be successful to maintain or grow our business. On December 11, 2015, the board of directors of the Company authorized and the Company and Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) executed a share subscription agreement (the “Tsinghua Share Subscription Agreement”), to issue and sell 299,252,000 common shares of the Company, par value NT$10 per share to Tsinghua Unigroup in a private placement (the “Private Placement”) at a price of NT$40.0 per common share of the Company representing an aggregate purchase price of approximately NT$12.0 billion. On November 30, 2016, the Company and Tsinghua Unigroup mutually agreed to terminate the Tsinghua Share Subscription Agreement and to form a joint-venture. Under the joint-venture, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), a wholly-owned subsidiary of the Company, would sell, for the aggregate purchase price of approximately RMB 484 million, 54.98% of the equity interests of its wholly-owned subsidiary, ChipMOS Shanghai, to strategic investors, including Tibet Unigroup Guowei Investment Co., Ltd. (“Unigroup Guowei”), a subsidiary of Tsinghua Unigroup, which would hold 48% equity interests of ChipMOS Shanghai, and the other strategic investors, including a limited partnership owned by ChipMOS Shanghai’s employees, would own 6.98% equity interest of ChipMOS Shanghai. The transaction was completed in March 2017. ChipMOS Shanghai is no longer the subsidiary of the Company following the completion of equity interest transfer. Please see “Item 4. Information on the Company—Agreements with Tsinghua Unigroup Ltd.” for additional information.

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other flat-panel display driver semiconductor assembly and test services, and the competition for such employees in Taiwan and Mainland China is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2018, 19% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

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

ROC laws and regulations previously prohibited any transfer of semiconductor assembly and test technologies to any person or entity located in Mainland China, except for transfers involving certain low-end semiconductor assembly and test technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs has the ultimate administrative authority in interpreting such laws and regulations. In February 2010, these restrictions have been relaxed, so that ROC entities may transfer semiconductor assembly and test technologies to any person or entity located in Mainland China after they have obtained approval from the Investment Commission of the ROC Ministry of Economic Affairs (“MOEAIC”). Under a technology transfer agreement, dated August 1, 2002, ChipMOS Bermuda, the parent company of the Company before its merger with and into the Company effective on October 31, 2016, licensed to ChipMOS Shanghai certain assembly and test-related technologies that were then controlled by ChipMOS Bermuda, which included technologies that were licensed to ChipMOS Bermuda by the Company. ChipMOS Bermuda continued to license such technologies to ChipMOS Shanghai pursuant to a technology transfer agreement dated October 3, 2011 with effective date of August 1, 2012. ChipMOS Bermuda also provided ChipMOS Shanghai with technical support and consulting services under this agreement. Following the merger of ChipMOS Bermuda and the Company which was effective on October 31, 2016 (the “Merger”), the Company is the surviving company to provide ChipMOS Shanghai with technical support and consulting services. On May 27, 2016, the Company and ChipMOS Shanghai executed another technology transfer and license agreement under which the Company licensed ChipMOS Shanghai certain technologies relating to LCD driver IC assembly and testing and wafer bumping. The Company and ChipMOS Shanghai further executed the first addendum and the second addendum to such technology transfer and license agreement on August 5, 2016 and January 19, 2017, respectively, to revise the term, and license fee and running royalty of such license arrangement.

In the opinion of Lee and Li, our ROC special counsel, since our technology transfer arrangements as described above have been approved by the MOEAIC, they are in compliance with all applicable ROC laws and regulations. However, substantial uncertainties remain regarding the interpretation and application of those laws and regulations. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel. If we were determined to be in violation of applicable ROC laws and regulations governing technology cooperation with PRC persons and entities, we may be subject to a fine of between NT$50 thousand and NT$25 million and may be ordered by the MOEAIC to terminate or rectify such activity within a specified period of time. Any termination of our current technology transfer to ChipMOS Shanghai could materially adversely affect ChipMOS Shanghai’s operations and our financial condition, results of operations or prospects, as well as the market price of our common shares or ADSs.

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

Also, on July 2, 2017, the World Health Organization declared the end of the most recent outbreak of the largest and most complex Ebola virus disease (EVD) outbreak in the Democratic Republic of Congo since the Ebola virus was first discovered in 1976. There have been more cases and deaths in this outbreak than all others combined. It has also spread between countries starting in Guinea then spreading across land borders to Sierra Leone and Liberia, by air to Nigeria, and by land to Senegal. People remain infectious as long as their blood and body fluids, including semen and breast milk, contain the virus. Men who have recovered from the disease can still transmit the virus through their semen for up to 7 weeks after recovery from illness. There is as yet no proven treatment available for EVD. As such, we cannot predict the impact that any future outbreak of EVD could have on our business and results of operations.

If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine such employees and the affected areas of our premises. As a result, we may have to suspend part or all of our operations temporarily. In addition, any future outbreak may restrict the level of economic activity in affected regions which may also adversely affect our businesses. As a result, there is no assurance that any future outbreak of contagious diseases would not have a material adverse effect on our business, financial condition and results of operations.

We face substantial political risk associated with doing business in Taiwan, particularly due to the strained relations between the Republic of China and the People’s Republic of China, which could negatively affect our business and the market price of our common shares or ADSs.

Our principal executive offices and our assembly and test facilities are located in Taiwan. As a result, our business, financial condition and results of operations and the market price of our common shares or ADSs may be affected by changes in ROC governmental policies and the political relationship between the ROC and PRC, as well as social instability and diplomatic and social developments in or affecting Taiwan which are beyond our control. For example, the ROC has a unique international political status. The PRC government regards Taiwan as a renegade province and does not recognize the legitimacy of the ROC as an independent country. Although significant economic and cultural relations have been positively strengthened in recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted the “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “One China” policy. Between March 18 and April 10, 2014, students and certain civic groups initiated the Sunflower Student Movement as a protest movement and occupied the Legislative Yuan and protested the passing of the Cross-Strait Service Trade Agreement (“CSSTA”) proposed by the then-ruling party, the Kuomintang, at the legislature without a clause-by-clause review. The CSSTA has been put on hold ever since the Sunflower Student Movement.

In 2016, Tsai Ing-Wen of the pro-independence Democratic Progressive Party (“DPP”) won Taiwan’s Presidential Election and the DPP gained the majority of the seats in Taiwan’s Legislative Yuan for the first time in its history. President Tsai and the DPP had stressed on how they are keen to maintain the status quo with China. In a statement issued after Tsai’s win, the Chinese Cabinet’s body for handling Taiwan affairs reaffirmed its opposition to Taiwan independence, but said it would work to maintain peace and stability between the two sides of the Taiwan Strait.

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

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the price of our common shares or ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. Shareholders of public companies such as the Company frequently institute securities class action litigations against companies following periods of volatility in the market price of a public company securities including common shares and ADSs. Litigation of this kind against the Company could result in substantial costs and a diversion of our management’s attention and resources.

Certain provisions in our constitutive documents and in our severance agreements with our executive officers make the acquisition of us by another company more difficult and costly and therefore may delay, defer or prevent a change of control.

We entered into change in control severance agreements with certain management pursuant to which we agreed to pay certain severance payments if a change in control event (as defined in the change in control severance agreements) occurs and the employment of such executive officer is terminated by our company other than for cause or by such executive officer for good reasons within two years following the occurrence of the change in control event. These agreements may increase the cost of a party seeking to effect a change in control of our company.

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

On December 11, 2015, the Board of the Company authorized and the Company and Tsinghua Unigroup executed the Tsinghua Share Subscription Agreement, to sell and issue 299,252,000 shares of the Company to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per common share representing an aggregate purchase price of approximately NT$12.0 billion. On November 30, 2016, the Company and Tsinghua Unigroup mutually agreed to terminate the Tsinghua Share Subscription Agreement and to form a joint-venture. Under the joint-venture, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, ChipMOS Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of ChipMOS Shanghai. The transaction was completed in March 2017 and ChipMOS Shanghai is no longer the subsidiary of the Company.

Holders of Our ADSs do not have the same voting rights as holders of our common shares.

Under the ROC Company Act, except under limited circumstances, shareholders have one vote for each common share held. See “Item 10. Additional Information—Voting Rights” for a discussion of voting rights of holders of our common shares. Holders of our ADSs do not have the same voting rights as holders of our common shares. Instead, the voting rights of a holder of our ADSs are governed by the Deposit Agreement and are able to exercise voting rights on an individual basis as follows: if a holder of our ADSs outstanding at the relevant record date instructs the depositary to vote in a particular manner for or against a resolution, including the election of directors, the depositary will cause all the Company shares represented by such holder’s ADSs to be voted in that manner. If the depositary does not receive timely instructions from a holder of our ADSs outstanding at the relevant record date to vote in a particular manner for or against any resolution, including the election of directors, such holders of our ADSs will be deemed to have instructed the depositary or its nominee to give a discretionary proxy to a person designated by the Company to vote all the Company shares represented by such holder’s ADSs at the discretion of such person, which may not be in the interest of holders of our ADSs.

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

Pursuant to Mainland Investors Regulations, only qualified domestic institutional investors (the “QDIIs”, each a “QDII”) or persons that have otherwise obtained the approval from the MOEAIC and registered with the TWSE are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent and custodian as required by the Mainland Investors Regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal accounts for 10.0% of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEAIC. We cannot assure you that such approval would be granted.

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

Our Structure and History

We are a company limited by shares, incorporated on July 28, 1997, under the ROC Company Act, under the name “ChipMOS TECHNOLOGIES INC.” (“ChipMOS Taiwan”), as a joint venture company between Mosel Vitelic Inc. (“Mosel”) and Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) and with the participation of other investors. Our operations consist of the assembly and test of semiconductors as well as gold bumping and memory module manufacturing. Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, ROC and its phone number is (886) 3 577 0055 and our Internet website address is “http://www.chipmos.com.”

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

Note:

(1)	Under IFRS 10 “Consolidated Financial Statements”, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50% or we have the power to direct or cause the direction of the management and policies, notwithstanding the lack of majority ownership. In 2014, we consolidated the financial results of ChipMOS U.S.A., Inc., or ChipMOS USA, and ChipMOS BVI. We also consolidated ThaiLin before it was merged into the Company on June 17, 2015, and ChipMOS Shanghai, ChipMOS BVI’s previously wholly-owned subsidiary prior to ChipMOS BVI’s sale of its 54.98% equity interests in ChipMOS Shanghai in March 2017.

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

On November 30, 2016, the Company and Tsinghua Unigroup mutually agreed to terminate the Tsinghua Share Subscription Agreement and to form a joint-venture. Under the joint-venture, the Equity Interest Transfer Agreements among ChipMOS BVI, a wholly-owned subsidiary of the Company, and some strategic investors which including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, were executed. Pursuant to the Equity Interest Transfer Agreements, ChipMOS BVI would sell 54.98% equity interests of its wholly-owned subsidiary, ChipMOS Shanghai, to the strategic investors, and Unigroup Guowei would hold 48% equity interests of ChipMOS Shanghai, and the other strategic investors, including a limited partnership owned by ChipMOS Shanghai’s employees, would own approximately 6.98% equity interest of ChipMOS Shanghai. The transaction was completed in March 2017. ChipMOS Shanghai is no longer the subsidiary of the Company following the completion of equity interests transfer. Also pursuant to the agreement, ChipMOS BVI and the strategic investors agreed to further invest RMB 1,074 million into ChipMOS Shanghai. The further investment was completed in two tranches, one in July 2017 at RMB 687 million and one in February 2018 at RMB 387 million.

Our Principal Consolidated Subsidiaries

Below is a description of our principal consolidated subsidiaries:

ChipMOS TECHNOLOGIES (BVI) LTD., or formerly known as MODERN MIND TECHNOLOGY LIMITED and ChipMOS TECHNOLOGIES (Shanghai) LTD. ChipMOS BVI was incorporated in the British Virgin Islands in January 2002. Before the transfer of 54.98% equity interests of ChipMOS Shanghai which was completed in March 2017, ChipMOS BVI conducted its operations through ChipMOS Shanghai, a wholly-owned subsidiary incorporated in Mainland China. See “—Our Structure and History—Agreements with Tsinghua Unigroup Ltd.” for more details. ChipMOS Shanghai is engaged in wafer testing and semiconductor assembly and test. ChipMOS Bermuda acquired a 100% equity interest in ChipMOS BVI on December 12, 2002, and then transferred it to Jesper Limited (“Jesper”) on December 31, 2002. In 2003, ChipMOS Bermuda acquired from Jesper a convertible note in the amount of US$37.5 million issued by ChipMOS BVI that may be converted into a controlling equity interest in ChipMOS BVI at a conversion rate of one ordinary share of ChipMOS BVI for every US$1.00 if the repayment is not made when due. In 2004, ChipMOS Bermuda restructured its control of ChipMOS Shanghai and its Mainland China operations. On July 29, 2004, ChipMOS Bermuda replaced the US$37.5 million convertible note previously issued by ChipMOS BVI in its entirety with a US$62.8 million demand note issued by ChipMOS BVI, with the difference representing a US$25 million loan that ChipMOS Bermuda extended to ChipMOS BVI from the net proceeds of its July 2004 offering of common shares. In addition, ChipMOS Bermuda extended a loan in the aggregate amount of US$50 million to ChipMOS BVI from the net proceeds of its November 2004 convertible debt offering in exchange for demand notes issued by ChipMOS BVI in the same aggregate amount (the “MMT Notes”). The MMT Notes were convertible at any time into common shares representing, immediately after the conversion, almost 100% of the then outstanding common shares of ChipMOS BVI at a conversion rate of US$1.00 for each common share of ChipMOS BVI. Payment under the MMT Notes were fully and unconditionally guaranteed by Jesper and secured by a pledge agreement in respect of the entire equity interest in ChipMOS BVI and ChipMOS Shanghai. ChipMOS Bermuda obtained from Jesper an irrevocable option to acquire at any time the common shares of ChipMOS BVI then owned by Jesper. Under an assignment and assumption agreement signed on April 22, 2011 (the “MMT Assignment Agreement”), ChipMOS Bermuda agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. Post completion of MMT Assignment Agreement transaction, ThaiLin immediately converted the MMT Notes into common shares of ChipMOS BVI and purchased all of the remaining common shares of ChipMOS BVI from Jesper, with ChipMOS BVI becoming a wholly-owned subsidiary of ThaiLin. The MMT Assignment Agreement was completed on October 3, 2011. In November 2015, ChipMOS BVI’s shareholder approved the change of name to ChipMOS TECHNOLOGIES (BVI) LTD. and was completed on November 18, 2015.

On November 30, 2016, ChipMOS BVI entered into the Equity Interest Transfer Agreements with Unigroup Guowei and other strategic investors. Under the agreements, ChipMOS BVI would sell 54.98% of the equity interests of ChipMOS Shanghai, to the strategic investors. Following the transaction which was completed in March 2017, Unigroup Guowei holds 48% equity interests of ChipMOS Shanghai, the other strategic investors, including a limited partnership owned by ChipMOS Shanghai’s employees, own approximately 6.98% equity interest of ChipMOS Shanghai, and ChipMOS BVI holds 45.02% equity interests of ChipMOS Shanghai. ChipMOS Shanghai is no longer the subsidiary of the Company. ChipMOS BVI and the strategic investors agreed to further invest RMB 1,074 million into ChipMOS Shanghai. The further investment was completed in two tranches, one in July 2017 at RMB 687 million and one in February 2018 at RMB 387 million.

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

ChipMOS U.S.A., Inc. ChipMOS USA was incorporated in the United States of America in October 1999. It engages in sales and customer services and all the expenses incurred from these activities are charged to current income. ChipMOS USA began generating revenue in 2001. As of December 31, 2017, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS USA.

Industry Background

We provide a broad range of back-end assembly and test services. Test services include engineering test, wafer probing and final test of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe- and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array packages (“fine-pitch BGA”). In addition, we provide gold bumping, reel to reel assembly and test services for LCD and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies.

Semiconductors tested and assembled by us are used in personal computers, graphics applications such as game consoles communications equipment mobile products such as cellular handsets, tablets, consumer electronic products automotive/industry and display applications such as flat-panel displays. In 2017, 26.9% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 29.4% from assembly services for memory and logic/mixed-signal semiconductors, 26.7% from LCD and other flat-panel display driver semiconductor assembly and test services and 17.0% from bumping services for semiconductors, respectively.

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

Memory Semiconductor Market

The potential for memory market growth is linked to anticipated memory content increases in consumer electronics, industrial, and PC applications (after such time as a recovery occurs in end-user demand for these) due to increasing operating system requirements, increasing use of graphics in gaming and other applications, continued growth of broadband content and a transition to 64-bit PC architecture. The memory market is dominated by two segments-DRAM and flash memory. Potential growth in the DRAM market is expected to be driven by continued growth in both the commodity and niche DRAM market, as well as growth opportunities in mobile DRAM as memory requirements significantly increase for mobile applications. Flash memory market potential growth is expected to be driven by increasing memory requirements for cellular handsets, digital cameras, digital audio/video, server and other mobile applications, and new application demand of NOR flash for automotive/industry, OLED panel and touch with display driver integration (TDDI).

LCD and Other Flat-Panel Display Driver Semiconductor Market

Flat-panel displays are used in applications such as PC monitors, notebook computers, tables, television sets, cellular handsets and digital cameras. The end-user demand for LCD and other flat-panel display driver semiconductors experienced a downturn in 2007 and 2008. The LCD driver market started to recover in the second quarter of 2009. During second half of 2015, we were experiencing inventory corrections of certain market segments. Driven by demand from mobile devices, high resolution (4K/UHD) TVs, TDDI, 12” fine pitch COF for full screen/18:9 screen of new smartphone and OLED implementation, market growth continues.

Logic/Mixed-Signal Semiconductor Market

The communications market is one of the main drivers of potential growth in the semiconductor industry. Logic/mixed-signal semiconductors, which are chips with analog functionality covering more than half of the chip area, are largely used in the communications market. The increasing use of digital technology in communications equipment requires chips with both digital and analog functionality for applications such as modems, network routers, switches, cable set-top boxes and cellular handsets. As the size and cost of cellular handsets and other communications-related devices have decreased, components have increased in complexity. Logic/mixed-signal semiconductors, such as LCD controller, power devices, fingerprint sensors and MEMS products, TV scaler and DVD controllers, are also used in consumer electronic products.

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

Recently, Mainland China has emerged as an attractive location for outsourced semiconductor manufacturing based on the fact. Companies can take advantage of strongly supports by Mainland China government to accelerate the development of the semiconductor industry and a large domestic market. These factors have driven increased relocation of much of the electronics industry manufacturing and supply chain to Mainland China. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating or have relocated production facilities to Mainland China. We believe that these electronic product manufacturers and contract manufacturers will source an increasing portion of their demand for semiconductors from semiconductor suppliers located in Mainland China in order to reduce production cycle times, decrease costs, simplify supply chain logistics and meet local content requirements. In line with this trend, we have in recent years invested in Mainland China.

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

Continue to Invest in the Research and Development of Advanced Assembly and Test Technologies.

Critical to our business growth is the continuation to expand our capabilities in testing and assembly and integrate wafer bumping and assembly core technologies to provide turn-key total solution service to our customers. We typically focus on advanced technologies that consist of greater potentials to generate higher margins. For example, we conducted new product introductions and on an on-going basis continue to expand our capabilities in fine-pitch wafer bumping, multi-chip package (“MCP”), flip chip package, and high speed assembly and test of fine-pitch COFs. We have also introduced low cost metal composite bump (“MCB”) products based on our proprietary Cu plating technology to service flat-panel display market and expand offerings to other business regions. We continue to maintain close working relationships with local and overseas research institutions and universities to keep abreast with leading edge technologies and broaden the scope of applications.

In 2018, we expect to focus our research and development efforts in the following areas:

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

In 2017, we spent approximately 5.5% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2018, our research and development team comprised 668 persons.

Build on Our Strong Presence in Taiwan and Strong Industrial Position Outside Taiwan.

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

We believe that we are strategically positioned to capture the growth opportunities of the semiconductor market in Mainland China by joint venture with Tsinghua Unigroup to ChipMOS Shanghai.

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

Focus on Increasing Sales through Long-Term Agreements with Key Customers as well as Business with Smaller Customers.

From time to time, we strategically agree to commit a portion of our assembly and test capacity to certain of our customers. We intend to continue focus on increasing sales to key customers through long-term capacity agreements. The customers with which we entered long-term agreements include a reputable memory customer based in the US. See “—Customers” below for a more detailed discussion of these long-term agreements.

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

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2016	2017
Testing
Memory testing revenue	19.7%	22.1%
Logic/mixed-signal testing revenue	5.3	4.8
Total testing revenue	25.0	26.9
Assembly
Memory assembly revenue	28.7	24.3
Logic/mixed-signal assembly revenue	3.2	5.1
Total assembly revenue	31.9	29.4
LCD and other flat-panel display driver semiconductor testing and assembly revenue	26.8	26.7
Bumping	16.3	17.0

Total revenue	100.0%	100.0%

Memory and Logic/Mixed-Signal Semiconductors

Testing

We provide testing services for memory and logic/mixed-signal semiconductors:

Memory. We provide testing services for a variety of memory semiconductors, such as SRAM, DRAM and Flash memory. To speed up the time-consuming process of memory product testing, we provide parallel test, which includes to complete wafer test in one touchdown (up to 1,000 plus devices simultaneously). The memory semiconductors we test are used primarily in desktop computers, laptop, tablet computers, handheld consumer electronic, devices and wireless communication devices.

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

Package	Lead-count	Description	End-User Applications
Plastic Leaded Chip Carrier (PLCC)	32-44	Package with leads on four sides used in consumer electronics products in which the size of the package is not vital	Copiers, printers, scanners, personal computers, electronic games, monitors

Plastic Dual-in-line Package (PDIP)	16-56	Package with insertion leads on longer sides used in consumer electronics products	Electronic games, monitors, copiers, printers, audio and video products, personal computers

Thin Small Outline Package I (TSOP I)	28-56	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	24-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products

Quad Flat Package (QFP)	44-208	Flat structure with 4-sided peripheral leads designed for SRAM, graphic processors, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, personal computers, consumer electronics

Quad Flat No Lead (QFN)	8-132	Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance	Wireless communication products, notebook computers, PDAs, consumer electronics

Low-Profile Quad Flat Package (LQFP)	48-128	Low-profile and light weight package designed for ASICs, digital signal processors, microprocessors/ controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices

Thin Quad Flat Package (TQFP)	44-128	Designed for lightweight portable electronics requiring broad performance characteristics and mixed-signal devices	Notebook computers, personal computers, disk drives, office equipment, audio and video products and wireless communication products

Small Outline Package (SOP)	8	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Multi-Chip Package (TSOP with organic substrate)	24-86	Our patented design for memory devices, including SRAM, DRAM and SDRAM	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

Flip Chip Quad Flat No Lead (FCQFN)	6-24

Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance

Flip chip process is designed for better electrical performance compared to wire bonding process

Wireless communication products, notebook computers, PDAs, consumer electronics

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

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	24-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-126	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	10-52	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	48-137	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	24-162	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

Flip Chip Chip-scale Package (FCCSP)	16-1500+	Better IC protection and solder joint reliability compared to direct chip attach (DCA) and chip on board (COB)	Memory, logic, microprocessor, application processor (AP), baseband (BB), solid state device, radio frequency (RF)

Chip on Wafer (CoW)	5-30	Integrated two different functional chips to a closer form into a compact package. Low-cost solution compared to through-silicon via (TSV)	Integrated MEMS

Land Grid Array (LGA) for FPS (finger Print Sensor)	20-52	Very thin clearance (50um) between chip & compound hard color coating with scratch resistance for protection and appearance matching of mobile devices	Security protection for mobile devices, home, notebook computershares, etc.

Wafer Level Chip Scale Package (WLCSP)	6-116	WLCSP package size is almost the same as die size. Simple assembly process flow, low cost. Small package suitable to apply on hand-held 3C electronic products	Electronic Compass, audio converter, nor flash product, power control, sensor magnetometer, MEMS magnetometer, CMOS Image Sensor controller, Laser diode driver, power manager IC (PMIC)

Wafer Level CSP

Wafer-level CSP (WLCSP) is the technology of packaging an integrated circuit at wafer level. WLCSP is essentially a true chip scale package (CSP) technology, since the resulting package is practically of the same size as the die. WLCSP has the ability to enable true integration of wafer fab, packaging, test, and burn-in at wafer level in order to streamline the manufacturing process undergone by a device start from silicon wafer to customer shipment.

Most other kinds of packaging does wafer dicing first, and then puts the individual die in a plastic package and attaches the solder bumps. WLCSP involves the RDL, wafer solder bumping, while still in the wafer, and then wafer dicing. Benefits of WLCSP compare to general CSP package assembly include:

•	ultimate smaller package size;

•	smaller footprint on a printed circuit board;

•	very short circuit connection; and

•	cost effective packaging solution for small ICs.

Package	Connections	Description	End-User Applications
WLCSP	4-64	Very small package size (identical to die size), suitable for the low pin count and require the small package size application	Memory, ASICs, PMIC, MEMS devices, controllers, for mobile phone, tablet, ultra book computer product

FC CSP

Flip-chip chip scale package (FC CSP) construction utilizes the flip chip bumping (with solder bump or Cu pillar bump) interconnection technology to replace the standard wire-bond interconnect. It allows for a smaller form factor due to wire loop reduction and area array bumping. FC CSP includes the substrate or leadframe type solution making an attractive option for advanced CSP application when electrical performance is a critical factor.

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

Display Driver Semiconductors and Gold Bumping

We also offer assembly and test services for display driver semiconductors. We employ TCP, COF and COG technologies for testing and assembling display driver semiconductors. In addition, we offer gold bumping services to our customers.

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

COF package has been using for large-size and high-resolution panel display, especially on TFT-LCD and OLED TV set. In recent years, there has been an observable trend with which the average inner lead pitch of COF package went down to 23um with about 50% of market share. High thermal dissipation packaging technology is available for mass production. And dual IC with high thermal dissipation COF packaging technology is in development for 8K TV market. 18um inner lead pitch of 1-metal layer and 20um inner lead pitch 2-metal layer COF package has been released to mass production for the coming market trend of narrow frame smartphone requirement. And we can test display driver semiconductors with frequencies of up to 4 Gbps to fulfill high speed data rate requirement of semiconductor.

The following diagram presents the basic components of 1-metal layer COF and 2-metal layer COF:

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

Chip-on-Glass (COG) Technology

COG technology is an electronic assembly technology that is used in assembling display driver semiconductors including TV/monitor and mobile products. Compared to the traditional bonding process for TCP or COF, the new COG technology requires lower bonding temperature. In addition, the COG technology reduces assembly cost as it does not use tapes for interconnection between the LCD panel and the printed circuit board. The major application of COG products is on TFT-LCD and AMOLED display of smart phone market, it integrates source, gate driver of display driver IC (DDIC) and TDDI or timing Controller IC into one chip, so the output channel is larger than TCP or COF products. For the market trend of thinner smartphone, 150um in IC thickness is released for mass production and more thinner IC thickness is in development.

The COG assembly technology involves the following steps:

Chip Probing	To screen out the defect chips which fail to meet the device spec.

Wafer Lapping/ polish	Wafers are ground or with polished to their required thickness.

Laser Marking	A laser mark is applied on IC backside in wafer form to provide product traceability.

Laser Grooving	Application in wafer within Low-K material to reduce chipping of chips during dicing process.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the pick and place process.

Auto Optical Inspection	Process of wafer inspection is detecting defect to separate chips at pick and place station.

Pick and Place	Each individual die is picked and placed into a chip tray.

Inspection and Packing	Each individual die in a tray is visually or auto-inspected for defects. The dies are packed within a tray into an aluminum bag after completion of the inspection process.

Bumping

We also offer bumping services to our customers.

Based on the major product portfolio (judged by internal metal composition), we provide:

•	Gold Family (Pure Au bump, Au metal composite bump and Au RDL)

Gold bumping technology, which can be used in TCP, COF and other specific. Au wire assembly process is a necessary interconnection technology for LCD and other flat-panel display driver semiconductors. Most gold bumping services are performed on eight or twelve-inches wafers. Gold bumping technology provides the best solution for fine-pitch chips and is able to meet the highly efficient production requirement for LCD and other flat-panel display (for example, LED and OLED) driver semiconductors or other chips that require thin packaging profiles.

•	Cu/Solder Family (Cu RDL, WLCSP, Solder and Cu Pillar)

Lots of logical device have applied Cu RDL, WLCSP, Solder and Cu Pillar service for their FC CSP and/or QFN package and other wafer level package (Fan-in, Fan-out, 2.5D & 3DIC). The product scope includes but is not limited to flash, power devices and MEMS.

Both of above two portfolios which fabrication process uses thin film metal deposition, photolighography for both pattern transfer of Photoresist and PI/PBO and electrical plating technologies (WLCSP have extra ball drop procee). A series of barrier and seed metal layers are deposited over the surface of the wafer. A layer of thick photoresist material is spin-coated over these barrier and seed layers. A photomask is used to pattern the locations over each of the bond pads that will be bumped. Broadband spectrum exposure and developing processes open the photoresist material, same as permanent layers (PI/PBO) which defines the bump shape, PI/PBO open size & shape. Both portfolios are then electroplated over the pad and the deposited barrier metal layers. Once the plating is complete, a series of etching steps are used to remove the photoresist material and the metal layers that are covering the rest of the wafer. All of plating structure (Au, Au metal composite bump, RDL, Solder & Cu Pillar) protects the underlying materials from being etched. The gold bumped wafers will go through an annealing furnace to soften the gold bumps to fit the hardness requirement of TCP, COF and COG assembly processes. Other PI/PBO included process need specific thermal process for better dielectric layer cross-linking to strength the film.

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

Customers

We believe that the following factors have been, and will continue to be, important factors in attracting and retaining customers:

•	our advanced assembly and test technologies;

•	our strong capabilities in testing and assembling DDIC/TDDI and other flat-panel display driver semiconductors;

•	our focus on high-density memory products and logic/mixed-signal communications products; and

•	our reputation for high quality and reliable customer-focused services.

The number of our customers as of March 31 of 2016, 2017 and 2018, respectively, was 77, 74 and 78. Our top 15 customers in terms of revenue in 2017 were (in alphabetical order):

Asahi Kasei Microdevices Corporation

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

FocalTech Systems Co., Ltd.

Himax Technologies, Inc.

LAPIS Semiconductor Co., Ltd.

Integrated Circuit Solution Inc.

Mstar Semiconductor, Inc.

Macronix International Co., Ltd.

Micron Technology, Inc.

Novatek Microelectronics Corp.

Raydium Semiconductor Corporation

Synaptics Display Devices GK

Winbond Electronics Corporation

Zentel Electronics Corp.

In 2016, our top three customers accounted for approximately 18%, 17% and 14% of our revenue, respectively. In 2017, our top three customers accounted for approximately 19%, 15% and 10% of our revenue, respectively.

The majority of our customers purchase our services through purchase orders and provide us three-month non-binding rolling forecasts on a monthly basis. The price for our services is typically agreed upon at the time when a purchase order is placed.

Since 2008, we have also focused on our business with smaller customers and customers who do not place orders on a regular basis.

The following table sets forth, for the periods indicated, the percentage breakdown of our revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2016	2017
Taiwan	69%	73%
Japan	10	13
Singapore	17	10
Others	4	4

Total	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other flat-panel display driver semiconductors in Japan, Taiwan, Hong Kong and Mainland China. As of March 31, 2018, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 29 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

•	actively participate in the design process at the customers’ facilities;

•	resolve customer assembly and test issues; and

•	promote timely and individualized resolutions to customers’ issues.

We conduct marketing research through our in-house customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. Furthermore, we do product and system bench marking analysis to understand the application and assembly technology evolution, such as analysis on mobile handsets and Tablet, PC, handfree products. In addition, we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop assembly and test services for their new products. These “co-development” or “sponsorship” projects can be critical when customers seek large-scale, early market entry with a significant new product.

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 3.5% of our revenue from services for memory semiconductors in Korea. In 2016 and 2017, we paid approximately NT$4 million and NT$5 million (US$169 thousand), respectively, in commissions to our sales agent.

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2016 and 2017, we spent approximately NT$839 million, or 4.5% and NT$986 million (US$33 million), or 5.5%, respectively, of our revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have been focused primarily on new technology instruction, improving efficiency and production yields of our assembly and test services. From time to time, we jointly develop new technologies with local and international research institutions and universities. In testing area, our research and development efforts focused particularly on high speed probing, fine pitch probing capability and wafer level burn-in technology. Our projects include:

•	Grew wafer level BIST testing capability;

•	Developed “one touchdown full contact testing capability for 200mm and 300mm wafers”;

•	Ramped up high frequency testing capability for LCD and other flat-panel display driver semiconductors;

•	Built up fine pitch testing capability for smaller than 10um bump pitch products;

•	Developing “wafer level probing on copper pillar bump for 300mm wafers”; and

•	Developing centralized server test control system.

In bumping and assembly areas, our research and development efforts were directed to:

•	Low-cost alloy wire bonding alternatives for Cu wirebond;

•	Au height reduction, as part of cost reduction drive, 10um bump height COF package was released for production;

•	Wafer-level chip scale packaging and 3P2M Cu RDL processes;

•	Fine-pitch (5/5 um) RDL process for WLCSP and RDL products;

•	Flip-chip QFN for power IC applications;

•	Flip-chip CSP for DRAM & mixed-signal application;

•	Cu pillar bumping for 300mm wafers;

•	MEMS packages for mobile devices;

•	Multi-chip assembly and module of flash products for SSD and eMMC applications;

•	Thin wafer lapping and dicing capabilities for stacked-die chip scale package;

•	Biometric sensor package solutions, for example, Fingerprint sensor by LGA;

•	Chip on Wafer (CoW) packaging solution for chip integration application;

•	Advanced thin core/core-free, & flex substrate solutions for thin & flip chip packages;

•	2-metal layers COF assembly & COF SMT capabilities for TDDI application;

•	Qualified thermally enhanced COF and MCB COF and released for manufacturing; and

•	5 side molding WLCSP packaging technology.

For new product and product enhancement work in 2017, our work concentrates on three key development programs: 3D WLCSP, biometric sensor package solutions, and flip chip technology. In the bumping area, we completed customer qualification of 300mm wafer Au bumping process in 2012 and started volume production in Q4, 2012. Development of Cu plating enables the entry of WLCSP, RDL and flip chip market and Cu RDL applied on DRAM wafer for SiP product is qualified in 2016. Turnkey services of WLCSP and flip chip QFN have been implemented for mass production in 2013 based on the successful technology developments. In 2012, we also initiated both 200mm and 300mm Cu pillar bumping engineering work and, related packaging technologies are being developed for mixed-signal and memory products in 2013. It is also qualified on power management IC product in 2016. By integrating WLCSP bumping, copper pillar bumping and flip chip assembly capability, an integrated WLCSP (CoW or 3D WLCSP) is developing in 2015, and qualified the structure & process verification in 2016. CoW not only provides the cost effective package solution by stacking the different wafer node technology chip, but also could meet integrated function and smallest package footprint. Meanwhile, fingerprint sensor (FPS) packaging solution by LGA was also developed for smartphone demand in 2015. More and more integrated function of DDIC and TDIC, TDDI, is requested for smartphone application, therefore 2-metal layers COF solution and COF SMT are developed to provide the package solution and TDDI since 2016.

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

As of March 31, 2018 we employed 668 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities capable for materials and electrical characterizations to support production and new product development. Computer simulation is used to validate both mechanical and electrical models in comparison to measurement results. Enhancement of Shadow Moiré and Micro Moiré equipment was carried out to support MCP and flip chip package warpage and residue stress characterization. In Advanced Packaging Lab, rheology measurement capability and high frequency electric simulation capability were established, aimed at expanding capability for material selection and inspection to support flip chip introduction and various resin characterizations. An analytical laboratory has been built out in our bumping line providing timely support to manufacturing operations.

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

As of March 31, 2018, we employed 337 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor assembly and test processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

All of our facilities have obtained IATF 16949 quality system certification in December 2017. In addition, our facilities in Hsinchu and Tainan have been ISO 9002 certified in September 1997 and December 1998, respectively, and recertified with ISO 9001 for substantial revision since 2015.

IATF 16949 certification system seeks to integrate quality management standards into the operation of a company, and emphasizes the supervision and measurement of process and performance. An ISO 9001 certification is required by many countries for sales of industrial products.

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

As a result of our ongoing focus on quality, in 2017, we achieved monthly assembly yields of an average of 99.93% for our memory and logic/mixed-signal assembly packages, 99.97% for our COF packages, 99.95% for our COG packages and 99.95% for our bumping products. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other flat-panel display driver semiconductor assembly and test process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 18% and 17% of our revenue in 2016 and 2017, respectively.

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

Intellectual Property

As of March 31, 2018, we held 504 patents in Taiwan, 178 patents in the United States, 258 patents in the People’s Republic of China and 1 patent in the United Kingdom, France, and Germany, respectively, and 2 patents in Korea and Japan, respectively, relating to various semiconductor assembly and test technologies. These patents will expire at various dates through to 2037. As of March 31, 2018, we also had a total of 6 pending patent applications in the United States, 19 in Taiwan, 77 in the People’s Republic of China, and 1 in Europe. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and the European Community.

We expect to continue to file patent applications where appropriate to protect our proprietary technologies. We may need to enforce our patents or other intellectual property rights or to defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial costs and a diversion of our resources. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Disputes over intellectual property rights could be costly, deprive us of technologies necessary for us to stay competitive, render us unable to provide some of our services and reduce our opportunities to generate revenue”.

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

All of our facilities in Taiwan have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the OHSAS 18001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei and Southern Taiwan Science Park have won numerous awards including “Green Factory Label”, “Enterprises Environmental Protection Award” and “Occupational Safety and Health Excellent Award”, “Green Building Label” and “Health Promotion Awards” from 2012 to 2017. We continue to encourage our employees to participate in community environmental campaigns and better environmental friendly practices.

We will continue to enhance related management to reduce industrial waste, save energy and control pollution. For products in conformity with Green Product Requirement, the Company obtained Green Partner certification from Sony Corporation of Japan. Furthermore we passed QC 080000 certification and “Greenhouse Gas Verification Statement” (ISO 14064) from 2013 until now. We further confirmed many product’s CFP “Carbon Footprint Verification Statement” (ISO 14067) and WFN “Water Footprint Verification Statement”. At the same time, Tainan and Hsinchu plants passed the certification of energy management program (“ISO 50001”) since 2015. We plan to arrange all of ChipMOS plants to pass the certification of ISO 50001 in the near future. Our policy is to pay attention to the environment issues by standardizing on green, environmental-friendly products, cleaner process and enhance supplier chain management to meet ChipMOS’ Corporate Social Responsibilities.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for the Company is approximately NT$74,364 million.

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

Taxation

See “Item 5. Operating and Financial Review and Prospects—Taxation” for certain information regarding the effect of ROC tax regulations on our operations.

Facilities

We provide testing services through our facilities in Taiwan at following locations: Chupei, the Hsinchu Industrial Park, the Hsinchu Science Park, and the Southern Taiwan Science Park. We provide assembly services through our facility at the Southern Taiwan Science Park. We own the land for our Hsinchu Industrial Park testing facility and Chupei facility and we lease two parcels of land for our Hsinchu Science Park testing facility with lease expiration in year 2027 and 2034, respectively, and two parcels of land for our Southern Taiwan Science Park facility with lease expiration in year 2024 and 2032.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2018.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,166	9 steppers 18 sputters 302 testers

Hsinchu Industrial Park	Testing	25,864	102 testers 26 burn-in ovens

Hsinchu Science Park	Testing	31,168	154 testers 80 burn-in ovens

Southern Taiwan Science Park	Assembly/Testing	146,186	800 wire bonders 101 inner-lead bonders 451 testers

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Test equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors test business. Upon the acquisition of new test equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the test equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2018, we operated 521 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturer, Advantest Corporation.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2018, we operated 800 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Assembly and Test of LCD and Other Flat-Panel Display Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., SETEC CORPORATION and GMM Corp. As of March 31, 2018, we operated 9 steppers and 18 sputters for gold bumping, 101 inner-lead bonders for assembly and 488 testers for LCD and other flat-panel display driver semiconductors. We are currently in the process of purchasing additional test equipment. The test equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We provide a broad range of back-end assembly and test services. Test services include wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. We also offer WLCSP products and turn-key flip chip assembly and test services using variety of leadframe and organic substrate carries. In addition, we provide gold bumping, reel to reel assembly and test services for LCD, OLED and other flat-panel display driver semiconductors by employing TCP, COF and COG technologies. Our copper bumping technology supports non-driver type of products, such as RDL, copper pillar, WLCSP etc. In 2017, our consolidated revenue was NT$17,941 million (US$605 million) and our profit for the year attributable to equity holders of the Company was NT$2,797 million (US$94 million).

We are a company limited by shares, incorporated in ROC on July 28, 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors. We provide our services through our subsidiaries and affiliates.

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

On December 11, 2015, the board of the Company authorized and the Company and Tsinghua Unigroup executed the Tsinghua Share Subscription Agreement, which is included as Exhibit 4.3, to sell and issue 299,252,000 shares of the Company to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per common share of the Company representing an aggregate purchase price of approximately NT$12.0 billion. The Company and Tsinghua Unigroup and its subsidiary also have entered into other agreements related to the Tsinghua Share Subscription Agreement. On November 30, 2016, the Company and Tsinghua Unigroup mutually agreed to terminate the Tsinghua Share Subscription Agreement and to form a joint-venture. Under the joint-venture, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, ChipMOS Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of ChipMOS Shanghai, and the other strategic investors, including a limited partnership owned by ChipMOS Shanghai’s employees, will own 6.98% equity interest of ChipMOS Shanghai. In March 2017, ChipMOS BVI completed the sale of 54.98% equity interests of ChipMOS Shanghai to Unigroup Guowei and other strategic investors. ChipMOS Shanghai was no longer the subsidiary of ChipMOS BVI. On June 30, 2017, we completed the first stage capital injection of ChipMOS Shanghai, and on January 19, 2018, completed the second stage capital injection of ChipMOS Shanghai. See “Item 4. Information on the Company—Our Structure and History” for more details.

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

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn beginning in the fourth quarter of 2000 that was followed by a recovery in early 2003. The significant decrease in market demand for semiconductors that began in 2000 adversely affected our results of operations for 2001 and 2002. Beginning in the fourth quarter of 2008, the semiconductor industry commenced another significant downturn which continued in 2009 and in 2010. Market demand for semiconductors significantly decreased across our industry during these periods, which adversely affected average selling prices for our services and our results of operations for 2008, 2009 and 2010. The impact on our results of operations caused by the decrease in market demand during these periods was partly offset by increases in our 2009 and 2010 revenue from assembly services for logic/mixed-signal semiconductors due to higher customer demand for these services in 2009 and 2010. The overall outsourced assembly and test services for memory and logic/mixed-signal semiconductors increased gradually each year since 2016. In spite of increased demand for assembled semiconductors, such as DRAM and flash product, which may further increase the demand but average selling prices declined in our services, that also intensify our difficulties related to realizing pricing levels, capacity utilization rates and gross margin.

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

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Despite an increase in the demand for mobile/niche DRAM and NOR flash in 2017, advanced features such as that of enhanced graphic capability, increased power efficiency and increased mobility. Our revenue is largely attributable to fees from testing and assembling semiconductors including DDIC and non-DDIC electronic components, for use in smart mobile devices, automotive and industrial market. Continuous pricing pressure on our assembly and test services would negatively affects our earnings.

Change in Product Mix. Declines in average selling prices since 2017 have been partially offset by a change in our revenue mix. In particular, revenue from assembly and test of LCD and other flat-panel display driver semiconductors, bumping services and 12-inch COF processing have increased as a percentage of our total revenue over the 2016 to 2017 period. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices on our ability to attain profitability.

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

On December 11, 2015, the board of the Company authorized and the Company and Tsinghua Unigroup executed the Tsinghua Share Subscription Agreement, which is included as Exhibit 4.3, to sell and issue 299,252,000 shares of the Company to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per common share representing an aggregate purchase price of approximately NT$12.0 billion. The Company and Tsinghua Unigroup and its subsidiary also have entered into other agreements related to the Tsinghua Share Subscription Agreement. On November 30, 2016, the Company and Tsinghua Unigroup mutually agreed to terminate the Tsinghua Share Subscription Agreement and to form a joint-venture. Under the joint-venture, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, ChipMOS Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of ChipMOS Shanghai, and the other strategic investors, including a limited partnership owned by ChipMOS Shanghai’s employees, will own approximately 6.98% equity interest of ChipMOS Shanghai. As of December 31, 2016, the equity transfer was not completed, and therefore, the assets, liabilities and equity related to ChipMOS Shanghai have been reclassified as held for sale and presented as discontinued operations according to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The equity transfer was completed in March 2017 and ChipMOS Shanghai is no longer a subsidiary of the Company. For additional information see “Item 4. Information on the Company—Agreements with Tsinghua Unigroup Ltd.”

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

	Year ended December 31,
	2016	2017	2017
	NT$	NT$	US$
	(in millions)
Testing
Memory	$3,620.5	$3,971.5	$134.0
Logic/mixed-signal	966.6	866.7	29.2
Total testing	4,587.1	4,838.2	163.2
Assembly
Memory	5,283.6	4,352.6	146.9
Logic/mixed-signal	597.2	906.7	30.6
Total assembly	5,880.8	5,259.3	177.5
LCD and other flat-panel display driver semiconductor assembly and testing	4,920.3	4,789.9	161.6
Bumping	2,999.4	3,053.5	103.0

Total	$18,387.6	$17,940.9	$605.3

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

Most of our customers do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. We have strategically entered into long-term capacity agreements with some of our customers. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). As part of our strategy, we intend to continue entry into additional long-term capacity agreements as well as focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy would assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers. Depending on customer demands, market conditions and other considerations, we remain to be focused on expansion of our operations with possible future long-term capacity agreements.

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

Pricing

We price our testing fees primarily based on the cost of testing the products to our customers’ specifications, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and with reference to prevailing market prices. Accordingly, the testing fee for a particular product would principally depend on the time taken to perform the tests, the complexity of the product and the testing process, and the cost of the equipment used to perform the test. For example, testing fees for memory semiconductors are significantly higher than those for other products because of the longer time required and the need for burn-in testing. In addition, TDDI as a multi-functional product which is DDIC with touch function, its testing process required longer testing time than tranditional DDIC, thus the testing cost also will be higher than DDIC product.

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

We price our assembly and test services for DDIC/TDDI and other flat-panel display driver semiconductors and bumping services on the basis of our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and the price for comparable services.

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

Related Party Revenues

In 2016 and 2017, nil and less than 1%, respectively, of our net revenue were derived from related parties. We believe that our transactions with related parties were entered into on an arm’s length basis as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 69% and 73% of our revenue in 2016 and 2017, respectively. We also generate revenue from customers in Singapore, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 34 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Market Risks—Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipment, utilities expenses and inventory supplies. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of assembly and test equipment and facilities. As of March 31, 2018, we had 1,009 testers, 106 burn-in ovens, 800 wire bonders, 101 inner-lead bonders, 9 steppers and 18 sputters. We use inner-lead bonders for the assembly of LCD and other flat-panel display driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 70% in 2016 and 79% in 2017. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 64% in 2016 and 66% in 2017. Our average capacity utilization rate for LCD and other flat-panel display driver semiconductor testing and assembly was 77% in 2016 and 85% in 2017. In addition, our average capacity utilization rate for bumping was 68% in 2016 and 69% in 2017.

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

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2016	2017	2017
	NT$	NT$	US$
	(in millions)
Gross profit:
Testing
Memory	$1,224.9	$1,380.2	$46.6
Logic/mixed-signal	465.0	353.2	11.9
Total testing	1,689.9	1,733.4	58.5
Assembly
Memory	346.2	(93.3)	(3.2)
Logic/mixed-signal	315.6	358.4	12.1
Total assembly	661.8	265.1	8.9
LCD and other flat-panel display driver semiconductor assembly and testing	1,311.3	1,221.4	41.2
Bumping	(20.9)	17.3	0.6

Total	$3,642.1	$3,237.2	$109.2

Gross profit margin:
Testing
Memory	33.8%	34.8%	34.8%
Logic/mixed-signal	48.1	40.7	40.7
Total testing	36.8	35.8	35.8
Assembly
Memory	6.6	(2.1)	(2.1)
Logic/mixed-signal	52.9	39.5	39.5
Total assembly	11.3	5.0	5.0
LCD and other flat-panel display driver semiconductor assembly and testing	26.7	25.5	25.5
Bumping	(0.7)	0.6	0.6
Overall	19.8%	18.0%	18.0%

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

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, and other corporate expenses. They also include stock-based compensation that is expensed using the fair value method. See “Item 6. Directors, Senior Management and Employees—Restricted Shares” for more information concerning our plan of restricted shares. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations.

Other Non-Operating Income (Expenses), Net

Our other non-operating income principally consists of interest income, foreign exchange gains, gain on disposal of financial assets at fair value through profit or loss and share of profit of associates.

Our other non-operating expenses principally consist of impairment of available-for-sale investments, foreign exchange losses and share of loss of associates.

Non-controlling Interests

Non-controlling interests represent the portion of our income that is attributable to the shareholding in our consolidated subsidiaries that we do not own. See “Item 4. Information on the Company—Our Structure and History” for information concerning our consolidated subsidiaries.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$1,707 million and NT$2,797 million (US$94 million) in 2016 and 2017, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2016	2017
Revenue	100.0%	100.0%
Cost of revenue	(80.2)	(82.0)

Gross profit	19.8	18.0
Research and development expenses	(4.5)	(5.5)
Sales and marketing expenses	(0.4)	(0.4)
General and administrative expenses	(4.5)	(3.6)
Other operating income, net	0.5	3.9

Operating profit	10.9	12.4
Finance costs	(1.0)	(1.2)
Other non-operating expenses, net	(0.6)	(2.7)

Profit before tax	9.3	8.5
Income tax expense	(1.0)	(3.0)

Profit from continuing operations	8.3	5.5
Profit (loss) from discontinued operations	(0.7)	10.1

Profit for the year	7.6%	15.6%

Attributable to:
Equity holders of the Company—continuing operations	10.0%	5.5%
Equity holders of the Company—discontinued operations	(0.7)	10.1
Predecessors’ interests	(1.7)	—

	7.6%	15.6%

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue. Our revenue decreased by NT$447 million, or 2%, to NT$17,941 million (US$605 million) in 2017 from NT$18,388 million in 2016.

Revenue from test services for memory and logic/mixed-signal semiconductors increased by NT$251 million, or 5%, to NT$4,838 million (US$163 million) in 2017 from NT$4,587 million in 2016. Revenue from test services for memory semiconductors increased by NT$351 million, or 10%, to NT$3,971 million (US$134 million) in 2017 from NT$3,620 million in 2016, principally due to the increased capacity utilization rate resulting from the higher customer demand. Revenue for test services for logic/mixed-signal semiconductors decreased by NT$100 million, or 10%, to NT$867 million (US$29 million) in 2017 from NT$967 million in 2016, principally due to the decreased capacity utilization rate resulting from the lower customer demand.

Revenue from assembly services for memory and logic/mixed-signal semiconductors decreased by NT$622 million, or 11%, to NT$5,259 million (US$177 million) in 2017 from NT$5,881 million in 2016. Revenue from assembly services for memory semiconductors decreased by NT$932 million, or 18%, to NT$4,352 million (US$147 million) in 2017 from NT$5,284 million in 2016, primarily as a result of the decreased average selling price and customer demand. Revenue from assembly services for logic/mixed-signal semiconductors increased by NT$310 million, or 52%, to NT$907 million (US$30 million) in 2017 from NT$597 million in 2016, primarily as a result of the increased capacity utilization rate resulting from the higher customer demand.

Revenue from LCD and other flat-panel display driver semiconductor assembly and test services decreased by NT$131 million, or 3%, to NT$4,790 million (US$162 million) in 2017 from NT$4,921 million in 2016. This decrease was principally as a result of a decrease in average selling price for LCD and other flat-panel display products.

Revenue from bumping services increased by NT$55 million, or 2%, to NT$3,054 million (US$103 million) in 2017 from NT$2,999 million in 2016. This increase was principally due to the increased average selling price and customer demand.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and test capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue decreased by NT$42 million, or 1%, to NT$14,704 million (US$496 million) in 2017 from NT$14,746 million in 2016, primarily due to the decrease of direct material expenses, depreciation expenses and expendable equipment of NT$310 million (US$10 million), NT$194 million (US$7 million) and NT$352 million (US$12 million), respectively, and partially offset by the increase of direct labor expenses, employee benefit expenses, maintenance and repair, operating supplies, inventory supplies and subcontract fee of NT$359 million (US$12 million), NT$206 million (US$7 million), NT$68 million (US$2 million) , NT$69 million (US$2 million), NT$65 million (US$2 million) and NT$41 million (US$1 million), respectively.

Our gross profit decreased to NT$3,237 million (US$109 million) in 2017 from NT$3,642 million in 2016. Our gross margin was 18.0% in 2017, compared to 19.8% in 2016.

Our gross profit margin for test services for memory and logic/mixed-signal semiconductors decreased to 35.8% in 2017 from 36.8% in 2016, primarily due to the decreased sales of higher margin logic/mixed-signal semiconductors test services.

Our gross profit margin for assembly services for memory and logic/mixed-signal semiconductors decreased to 5.0% in 2017 from 11.3% in 2016, primarily due to the decrease in revenue resulted from the decreased average selling price.

Our gross profit margin for LCD and other flat-panel display driver semiconductor assembly and test services decreased to 25.5% in 2017 from 26.7% in 2016, primarily due to the decrease in revenue resulted from the decreased average selling price.

Our gross profit margin for bumping services increased to 0.6% in 2017 from -0.7% in 2016, primarily due to the increase in revenue resulted from the increased average selling price and customer demand.

Research and Development Expenses. Research and development expenses increased by NT$147 million, or 18%, to NT$986 million (US$33 million) in 2017 from NT$839 million in 2016, primarily due to the increase of employee benefit expenses resulted from the increase of employees.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$9 million, or 12%, to NT$64 million (US$2 million) in 2017 from NT$73 million in 2016, primarily due to the decrease of employee benefit expenses.

General and Administrative Expenses. General and administrative expenses decreased by NT$182 million, or 22%, to NT$640 million (US$22 million) in 2017 from NT$822 million in 2016, primarily due to the decrease of employee benefit expenses and professional service fee resulted from the Merger.

Other Operating Income (Expenses), Net. Other operating income increased by NT$603 million, or 670%, to NT$693 million (US$23 million) in 2017 from NT$90 million in 2016, primarily due to the increase of insurance compensation income of NT$480 million (US$16 million) and gain on disposal of property, plant and equipment of NT$130 million (US$4 million).

Finance Costs. Finance costs increased by NT$38 million, or 21%, to NT$217 million (US$7 million) in 2017 from NT$179 million in 2016. This change was primarily due to the increase of interest expense from bank loans and leasing by NT$46 million (US$2 million) and partially offset by the decrease of financial cost of bank loans by NT$8 million (US$270 thousand).

Other Non-Operating Income (Expenses), Net. Other non-operating expense increased by NT$371 million, or 312%, to NT$490 million (US$17 million) in 2017 from NT$119 million in 2016. This change was primarily due to the increase of foreign exchange losses by NT$224 million (US$8 million) and share of loss of associates by NT$208 million (US$7 million).

Profit before Income Tax. As a result of the foregoing, profit before income tax decreased by 10% to NT$1,532 million (US$52 million) in 2017 from NT$1,700 million in 2016.

Income Tax Expense. We had an income tax expense of NT$551 million (US$19 million) in 2017 compared to income tax expense of NT$177 million for 2016, primarily due to the income tax expense of NT$247 million (US$8 million) in 2017 from additional 10% tax on unappropriated earnings and the tax benefit of NT$175 million in 2016 from reversing the additional 10% tax on respective unappropriated earnings due to the capital reorganization.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing operations as well as increase in profit from discontinued operations, the profit for the year attributable to the Company was NT$2,797 million (US$94 million) in 2017, compared to NT$1,707 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Revenue . Our revenue decreased by NT$449 million, or 2%, to NT$18,388 million in 2016 from NT$18,837 million in 2015.

Revenue from test services for memory and logic/mixed-signal semiconductors increased by NT$41 million, or 1%, to NT$4,587 million in 2016 from NT$4,546 million in 2015. Revenue from test services for memory semiconductors decreased by NT$170 million, or 5%, to NT$3,620 million in 2016 from NT$3,790 million in 2015, principally due to the decreased average selling price. Revenue for test services for logic/mixed-signal semiconductors increased by NT$211 million, or 28%, to NT$967 million in 2016 from NT$756 million in 2015, principally due to the increased capacity utilization rate resulting from the higher customer demand.

Revenue from assembly services for memory and logic/mixed-signal semiconductors increased by NT$355 million, or 6%, to NT$5,881 million in 2016 from NT$5,526 million in 2015. Revenue from assembly services for memory semiconductors increased by NT$318 million, or 6%, to NT$5,284 million in 2016 from NT$4,966 million in 2015, primarily as a result of the increased average selling price and capacity utilization rate resulting from the higher customer demand. Revenue from assembly services for logic/mixed-signal semiconductors increased by NT$37 million, or 7%, to NT$597 million in 2016 from NT$560 million in 2015, primarily as a result of the increased average selling price and capacity utilization rate resulting from the higher customer demand.

Revenue from LCD and other flat-panel display driver semiconductor assembly and test services decreased by NT$475 million, or 9%, to NT$4,921 million in 2016 from NT$5,396 million in 2015. This decrease was principally as a result of a decrease in average selling price and customer demand for LCD and other flat-panel display products.

Revenue from bumping services decreased by NT$370 million, or 11%, to NT$2,999 million in 2016 from NT$3,369 million in 2015. This decrease was principally due to the decreased average selling price and decrease in customer demand.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and test capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue increased by NT$60 million, or 1%, to NT$14,746 million in 2016 from NT$14,686 million in 2015, primarily due to the increase of direct material expenses, depreciation expenses and inventory supplies of NT$75 million, NT$187 million and NT$54 million, respectively, and partially offset by the decrease of direct labor expenses and utilities expenses of NT$134 million and NT$107 million, respectively.

Our gross profit decreased to NT$3,642 million in 2016 from NT$4,152 million in 2015. Our gross margin was 19.8% in 2016, compared to 22.0% in 2015.

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

Research and Development Expenses. Research and development expenses increased by NT$91 million, or 12%, to NT$839 million in 2016 from NT$748 million in 2015, primarily due to the increase of employee benefit expenses resulted from the increase of employees.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$17 million, or 19%, to NT$73 million in 2016 from NT$90 million in 2015, primarily due to the decrease of commissions expenses resulted from the decrease of the targeted customer demand.

General and Administrative Expenses. General and administrative expenses increased by NT$52 million, or 7%, to NT$822 million in 2016 from NT$770 million in 2015, primarily due to the increase of professional service fee resulted from the Merger.

Other Operating Income (Expenses), Net. Other operating income decreased by NT$15 million, or 14%, to NT$90 million in 2016 from NT$105 million in 2015, primarily due to the reversal of accrued compensation fee of NT$15 million in 2015.

Finance Costs. Finance costs increased by NT$36 million, or 25%, to NT$179 million in 2016 from NT$143 million in 2015. This change was primarily due to the increase of interest expense and financial cost of bank loans by NT$18 million and NT$19 million.

Other Non-Operating Income (Expenses), Net. Other non-operating income decreased by NT$459 million, or 135%, to other non-operating expense of NT$119 million in 2016 from other non-operating income of NT$340 million in 2015. This change was primarily due to the increase of foreign exchange losses by NT$437 million.

Profit before Income Tax. As a result of the foregoing, profit before income tax decreased by 40% to NT$1,700 million in 2016 from NT$2,846 million in 2015.

Income Tax Expense. We had an income tax expense of NT$177 million in 2016 compared to income tax expense of NT$936 million for 2015, primarily due to the decrease of profit before income tax and the tax benefit of NT$175 million from reversing the additional 10% tax on respective unappropriated earnings due to the capital reorganization.

Profit for the Year Attributable to Non-controlling Interests. The profits of ChipMOS BVI, ChipMOS Shanghai and ThaiLin attributable to non-controlling interests amounted to nil in 2016, compared to NT$37 million in 2015.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing, the profit for the year attributable to the Company was NT$1,707 million in 2016, compared to NT$2,130 million in 2015.

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

Provision for sales allowance

We estimate sales discounts and returns based on historical results and other known factors. Provisions for such liabilities are recorded as a deduction item to sales revenues when the sales are recognized. We reassesses the reasonableness of estimates of discounts and returns periodically. As of December 31, 2017, the ending balances for current provision for sales allowance is NT$70 million (US$2 million).

Provision for deficiency compensation

We are primarily providing high-integration and high-precision integrated circuit of the packaging and testing services. In cases of deficiencies in the assembly and testing services provided, we have to clarify the reason for deficiencies and attribution of responsibility.We follows the guidance of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” to determine provisions for deficiency compensation. Since the timing and amount of these provisions are based on assumptions and estimates it requires management to make critical judgments. As of December 31, 2017, the ending balances for current provision for deficiency compensation is NT$57 million (US$2 million).

Impairment of receivables

Receivables are assessed for indicators of impairment at the end of each reporting period, and are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the receivables, the estimated future cash flows of the receivables have been impacted. For the customer that we have reason to believe may have an inability to meet its financial obligations, we conduct an individual examination based on the available facts and circumstances to record a specific reserve. For the customers other than this, we also provide a reserve for doubtful receivables based upon the available facts and circumstances, historical collection and write-off experiences of all trade and other receivables. As of December 31, 2017, we provided nil for the first type of reserve and nil for the second type of reserve.

The allowance we set aside for doubtful receivables was NT$87 thousand as of December 31, 2016 and nil as of December 31, 2017. The allowances as of December 31, 2016 and 2017 represented 0.002% and nil, respectively, of our accounts receivable as of those dates. The allowance and reversal in 2016 and 2017 reflected an enlargement and reduction of NT$87 thousand and NT$87 thousand (US$3 thousand), respectively, in accounts receivable that increased and decreased the sales and marketing expenses. If we were to change our estimate of the allowance for doubtful receivables either upward or downward 10%, our operating profit would be affected by nil for 2017.

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

By considering the Company’s experience on using similar property, plant and equipment in prior periods as well as by referring to the experience from peer industries, on November 10, 2016, the Board of Directors approved to change the estimated useful lives of certain properties from 11 years to 16 years and certain equipment from 2~6 years to 2~8 years effectively from November 1, 2016, in order to better reflect economic benefits from consumption of those property and equipment.

Deferred Tax Assets

Deferred tax assets are recognized for unused tax losses, temporary differences, and tax credit to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine that amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

The Company has not recognized deductible and taxable temporary differences associated with investment as deferred tax assets. As of December 31, 2016 and 2017, the amounts of deductible temporary differences unrecognized as deferred tax assets were NT$535 million and NT$29 million (US$964 thousand), respectively.

As of December 31, 2016 and 2017, the ending balances for deferred tax assets were NT$250 million and NT$212 million (US$7 million), respectively.

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

The Company has not recognized taxable temporary differences associated with investment as deferred tax liabilities. As of December 31, 2016 and 2017, the amounts of taxable temporary differences unrecognized as deferred tax liabilities were nil and NT$921 million (US$31 million), respectively.

As of December 31, 2016 and 2017, the ending balances for deferred tax liabilities were NT$93 million and NT$174 million (US$6 million), respectively.

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

In determining whether any impairment charges were necessary for the property, plant and equipment and other non-current assets for the year ended December 31, 2017, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary for the year ended December 31, 2017, an impairment loss of NT$956 thousand (US$32 thousand) and nil were recognized with respect to property, plant and equipment and other non-current assets.

While we believe that our estimates of future cash flows are reasonable, any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment changes in future periods.

Defined Benefit Plans

The cost of the defined benefit pension plan and post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to change in these assumptions. All assumptions are reviewed at each reporting date. Further details are disclosed in Note 23 to our consolidated financial statements contained in this Annual Report on Form 20-F.

Share-Based Payments

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payments are disclosed in Note 35 to our consolidated financial statements contained in this Annual Report on Form 20-F. In 2017, the share-based compensation expense amounted to NT$123 million (US$4 million), which was taken into account when determining our profit for the year and shareholders’ equity for the year ended December 31, 2017.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term loans and cash flow from operations. As of December 31, 2017, our primary sources of liquidity were cash and cash equivalents of NT$8,036 million (US$271 million), short-term loans of NT$5,409 million (US$182 million) available to us in undrawn facilities, which have expired or will expire from February 2018 to November 2018, and long-term loans of NT$2,400 million (US$81 million) available to us in undrawn facilities, which will expire in June 2021. We have taken the following steps to meet our liquidity, capital spending and other capital needs.

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

In order to adjust capital structure and increase returns of equity, on March 15, 2018, our board of directors approved a capital reduction plan (the “2018 Capital Reduction Plan”), under which the Company will reduce its share capital by 15%. As a result, 15% of the total number of issued shares will be canceled, proportionately to the shareholding of each Shareholder. The issued shares of the Company include (i) the issued and outstanding shares not held in the ADS deposit facility, 15 % of which will be canceled, and cash will be distributed to the holders of these shares, (ii) the issued and outstanding shares held in the ADS deposit facility, 15% of which will be canceled, and accordingly, 15% of the ADSs representing these shares will be canceled, and cash will be distributed to holders of ADSs representing these canceled shares, (iii) issued shares not outstanding that are treasury stock, 15% of which will be canceled, and no cash will be distributed with respect to these shares, and (iv) issued shares not outstanding acquired by the Company pursuant to the restricted share agreement with the employees, 15% of which will be canceled, and no cash will be distributed with respect to these shares, in each case of (i)-(iv), in accordance with the 2018 Capital Reduction Plan. The ratio between one ADS and the number of underlying Common Shares remain unchanged under the 2018 Capital Reduction Plan. Upon approval by the shareholders in the shareholders’ meeting and competent authority, each holder of the outstanding Common Shares will receive an amount calculated by approximately NT$1.5 per common share and each holder of ADS will receive an amount calculated by approximately NT$30 per ADS under the 2018 Capital Reduction Plan.

As of March 31, 2018, we have a total of 886,144,061 issued Common Shares and 8,701,686 issued and outstanding ADSs. Under the 2018 Capital Reduction Plan, the Company’s share capital is expected to be reduced by NT$1,329,216,090, and 132,921,609 issued Common Shares and 1,305,252 issued and outstanding ADSs are expected to be canceled.

Since November 1, 2016, when the Company first issued ADSs, the total number of issued and outstanding Company ADSs has decreased by 16,918,581 ADSs, representing approximately 66% of the total number of issued and outstanding ADSs first issued, as a result of ADS holders surrendering their ADSs to the depositary for cancellation and withdrawing the underlying shares from the deposit facility, pursuant to the Company’s deposit agreement with the depositary.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2016	2017	2017
	NT$	NT$	US$
	(in millions)
Net cash generated from (used in):
Operating activities	$3,688.0	$4,157.3	$140.3
Investing activities	(4,556.7)	(3,493.4)	(117.9)
Financing activities	(3,223.9)	(550.8)	(18.6)

Net increase in cash and cash equivalents	$(4,092.6)	$113.1	$3.8

Net Cash Generated from Operating Activities

Net cash generated from operating activities totaled NT$4,157 million (US$140 million) in 2017, compared to NT$3,688 million in 2016. Net cash generated from operating activities was positively impacted by a profit before income tax of NT$3,347 million (US$113 million) with depreciation expenses of NT$2,899 million (US$98 million) in 2017 compared to a profit before income tax of NT$1,578 million with depreciation expenses of NT$3,228 million in 2016. The increase in net cash generated from operating activities was primarily due to a decrease of accounts and notes receivable of NT$128 million (US$4 million) in 2017 compared to an increase of accounts and notes receivable of NT$480 million in 2016, an increase of other payables of NT$439 million (US$15 million) in 2017 compared to a decrease of other payables of NT$250 million in 2016 and partially offset by the increase of gain on disposal of a subsidiary which was NT$1,843 million (US$62 million) in 2017 compared to nil in 2016 and insurance compensation income which was NT$487 million (US$16 million) in 2017 compared to nil in 2016.

Net cash generated from operating activities totaled NT$3,688 million in 2016, compared to NT$5,396 million in 2015. Net cash generated from operating activities was positively impacted by a profit before income tax of NT$1,578 million with depreciation expenses of NT$3,228 million in 2016 compared to a profit before tax of NT$2,812 million with depreciation expenses of NT$3,019 million in 2015. The decrease in net cash generated from operating activities was primarily due to an increase of accounts and notes receivable of NT$480 million in 2016 compared to a decrease of accounts and notes receivable of NT$986 million in 2015 and partially offset by the payment of income tax of NT$499 million in 2016, compared to NT$1,412 million in 2015.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$3,493 million (US$118 million) in 2017, compared to NT$4,557 million in 2016. The decrease in net cash used in investing activities primarily resulted from the increase in net cash flow from disposal of a subsidiary which was NT$1,781 million (US$60 million) in 2017, compared to nil in 2016, proceeds from insurance compensation which was NT$487 million (US$16 million) in 2017, compared to nil in 2016 and proceeds from disposal of property, plant and equipment which was NT$307 million (US$10 million) in 2017, compared to NT$59 million in 2016 and partially offset by the increase in acquisition of investment in associate which was NT$1,373 million (US$46 million) in 2017, compared to nil in 2016.

Net cash used in investing activities totaled NT$4,557 million in 2016, compared to NT$4,504 million in 2015. The increase in net cash used in investing activities primarily resulted from the increase in capital expenditures which was NT$4,471 million in 2016, compared to NT$4,428 million in 2015.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled NT$551 million (US$19 million) in 2017, compared to net cash used in financing activities totaled NT$3,224 million in 2016. The decrease in net cash used in financing activities was primarily the result of the net proceeds of short-term loans of NT$1,282 million (US$43 million) in 2017, compared to net payment on short-term loans of NT$1,149 million in 2016, the payments on repurchase of shares of nil in 2017, compared to NT$1,008 million in 2016, the payments in cash distribution of NT$857 million (US$29 million) in 2017, compared to NT$1,793 million in 2016 and the payments on capital reorganization which was nil in 2017, compared to NT$3,342 million in 2016 and partially offset by the net payments of long-term loans of NT$976 million (US$33 million) in 2017, compared to net proceeds of long-term loans of NT$4,359 million in 2016.

Net cash used in financing activities totaled NT$3,224 million in 2016, compared to net cash used in financing activities totaled NT$4,029 million in 2015. The decrease in net cash used in financing activities was primarily the result of the net proceeds of long-term loans of NT$4,359 million in 2016, compared to net proceeds of long-term loans of NT$492 million in 2015 and partially offset by the payments on capital reorganization of NT$3,342 million in 2016, compared to nil in 2015.

Capital Resources

Capital expenditures in 2016 were funded by NT$3,688 million in cash flows from operating activities. Capital expenditures in 2017 were funded by NT$4,157 million (US$140 million) in cash flows from operating activities.

Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources”.

Loans

As of December 31, 2017, we had long-term loans of NT$9,642 million (US$325 million) (including current portions of such long-term loans of NT$2,143 million (US$72 million). As of December 31, 2017, NT$7,175 million (US$242 million) of our long-term loans were collateralized by land, buildings and equipment. Our long-term loans were floating rate loans with a rate of 1.7895% as of December 31, 2017, repayable semi-annually from December 2017 to June 2021.

We had entered into the following syndicated loan and long-term loans facilities:

•	On July 14, 2011, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$8,410 million separated into two parts with its respective term of four years and five years. This loan facility is secured by existing land and buildings and equipment. This loan facility was fully drawn in 2011 and fully repaid in July 2014.

•	On May 24, 2013, we obtained a bank loan facility from a bank in Taiwan in the amount of NT$400 million for a term of two years. This loan facility is unsecured credit for us, drawn amount limited to NT$600 million in total long-term loan and short-term loan drawn. This loan facility has expired in May 2014.

•	On July 2, 2014, we obtained a syndicated loan facility from banks in Taiwan in the amount of NT$10,000 million in a term of five years. This loan facility is secured by existing land and buildings and equipment. This loan facility was fully drawn in 2016 and fully repaid in June 2016.

•	On May 16, 2016, we obtained a syndicated loan from banks in Taiwan in the amount of NT$13,200 million with a term of five years. This loan facility is secured by existing land and buildings and equipment. As of the date of this Annual Report on Form 20-F, this loan facility was drawn of NT$10,800 million.

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

We were in compliance with these financial covenants ratio requirements for 2013 to 2017.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2017:

	As of December 31, 2017
	NT$	US$
	(in millions)
During 2018	$2,143	$72
During 2019	2,153	73
During 2020	3,503	118
During 2021	1,843	62
During 2022 and onwards	—	—

	$9,642	$325

As of December 31, 2017, certain of our property, plant and equipment and other financial assets-non current with an aggregate net book value of NT$7,164 million (US$242 million) and NT$70 million (US$2 million), respectively, were pledged as collateral mainly for long-term bank loans and leases.

Our unused credit lines for short-term loans, as of December 31, 2017, totaled NT$5,409 million (US$182 million), which have expired or will expire from February 2018 to November 2018. As of December 31, 2017, our unused long-term credit facilities totaled NT$2,400 million (US$81 million) which will expire in June 2021.

As of December 31, 2017, we had unsecured short-term loans of working capital in the total amount of NT$600 million (US$20 million), which were due between January 2018 and February 2018, and unsecured export loan in the total amount of NT$297 million (US$10 million), which was due in January 2018, and unsecured import loan in the total amount of NT$72 million (US$3 million), which was due in Januray 2018.

We believe our current cash and cash equivalents, cash flows from operations and available credit facilities will be sufficient to meet our capital spending, commitments and other capital needs through the end of 2018. There can be no assurance regarding these matters, however, considering prevailing global economic conditions which continue to have a negative impact on our ability to accurately forecast our revenues, results of operations and cash position. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”.

Research and development, patents and licenses

See the discussion under “Item 4. Information on the Company—Research and Development”.

Trend Information

See the discussion under “Item 4. Information on the Company—Our Structure and History”, “Item 4. Information on the Company—Industry Background” and “Item 4. Information on the Company—Competition”.

Off-Balance Sheet Arrangements

As of December 31, 2017, we had no off-balance sheet arrangements.

Taxation

The Company is entitled to tax incentives generally available to Taiwan companies under the ROC Statute of Upgrading Industries, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. In 2016 and 2017, tax credits resulted in tax savings for the Company of approximately nil and NT$7 million (US$236 thousand), respectively.

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

The ROC government enacted the alternative minimum tax (“AMT”) Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. The effects of the AMT on the tax expenses of the Company was reflected in 2017.

The amendment to the Income Tax Act has been approved and promulgated in February 2018 raising the profit-seeking enterprise income tax rate from 17% to 20%, decrease the tax rate on unappropriated retained earnings from 10% to 5%, and abandon the imputation tax credit account effective from fiscal year starting January 1, 2018.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2017, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term debts(1)	$10,062	$2,322	$5,876	$1,864	$—
Short-term loans(1)	972	972	—	—	—
Operating leases	309	39	66	64	140
Capital commitments	2,178	2,178	—	—	—

Total contractual cash obligations	$13,521	$5,511	$5,942	$1,928	$140

Note:

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2017, level throughout all relevant periods.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2018. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, and Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	59	Chairman and Director/President	2019
Yu-Hu Liu	59	Director	2019
Wen-Ching Lin	61	Director	2019
Chin-Shyh Ou	60	Independent Director	2019
Tai-Haur Kuo	57	Independent Director	2019
Yuh-Fong Tang	63	Independent Director	2019
Kuei-Ann Wen	57	Independent Director	2019
Cho-Lien Chang	56	Independent Director	2019
Lafair Cho	55	Senior Executive Vice President/Chief Operating Officer	—
Silvia Su	47	Senior Director, Finance and Accounting Management Center	—

Shih-Jye Cheng has served as a director and president of the Company since 1997 and the chairman of the Company since June 2003. He has been the vice chairman of ChipMOS Shanghai since February 2017. He is the sibling of President of ChipMOS USA. He was the chairman of ThaiLin from 2002 to 2013, a director of Syntax-Brillian Corporation from November 2005 to June 2008, the chairman of ChipMOS Shanghai from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng was indicted by the Taipei District Prosecutor’s Office for matters relating to the purchase by the Company and ThaiLin of certain repurchase notes in 2004. Mr. Cheng was found not guilty by the Taipei District Court on October 1, 2007 and by the High Court on September 3, 2013. The Taiwan High Court’s Prosecutor’s Office filed a petition for appeal against the High Court’s decision on September 18, 2013. Mr. Cheng was confirmed not guilty by Taiwan’s Supreme Court on August 7, 2014. The Supreme Court’s ruling is not subject to appeal and the litigation closed.

Yu-Hu Liu has served as one of our directors since June 2013. Mr. Liu has been the supervisor of Siliconware Investment Co., Ltd. since June 2011 and supervisor of Yann Yuan Investment Co., Ltd. since 2015. He was supervisor and Vice President of Siliconware Precision from 2011 to 2013 and 2006 to 2011, respectively. Mr. Liu holds a master’s degree from National United University.

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

Chin-Shyh Ou has served as one of our directors since June 2007. He was one of ChipMOS Bermuda’s directors since June 2007 until ChipMOS Bermuda was merged with and into the Company. Mr. Ou joined the National Chengchi University as an associate professor in 1993, a professor from 1997 to January 2018 and a adjunct professor since February 2018. In 1998, he joined National Chung Cheng University as a professor and the chairman of the Department of Accounting. He led a project to establish the Graduate Institute of Accounting and Information Technology at National Chung Cheng University in 1999. Mr. Ou earned a master degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor.

Tai-Haur Kuo has served as one of our directors since June 2013. Mr. Kuo has been a professor of the department of Electrical Engineering at National Cheng Kung University since 1992. He has served as the independent director of Holtek Semiconductor Inc. since 2016. He was the director of ZillTek Technology from 2016 to March 2018. He holds a Ph.D. degree in Electrical Engineering from University of Maryland.

Yuh-Fong Tang has served as one of our directors since June 2013. Mr. Tang has served as the independent director of OPNET technologies Co., Ltd. since January 2015 and the consultant of Intelligent Silicon Solution Corporation since February 2018. He was the chairman and chief executive officer of Myson Century, Inc. from June 2012 to January 2018, the chairman of ZAVIO Inc. from December 2015 to January 2018, the chairman of compensation committee of Carnival Industrial Corporation from February 2012 to June 2017. He was the vice chairman of Pack-Link Management Corp. from August 2000 to 2007, the director of Yulon IT Solutions Inc. from 2007 to May 2013, the independent director of Zhengyuan Technology Co., Ltd. from 2007 to May 2013 and the Supervisor of TrueLight Corp. from January 2009 to November 2010. Mr. Tang holds a Ph.D. degree in Electrical Engineering from University of Illinois.

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

Silvia Su has served as the senior director of finance and accounting management center of the Company since October 1, 2017. She has been the supervisor of ChipMOS Shanghai since February 2018. She joined the Group from 2000. She was the director of finance division of ThaiLin from June 2013 till ThaiLin was merged with and into the Company in June 2015. She was the secretary of ChipMOS Bermuda till ChipMOS Bermuda was merged with and into the Company in October 2016. She holds a bachelor’s degree in Accounting from National Chengchi University and a master’s degree in Business Administration from the University of Leeds.

Share Ownership

The following table sets forth certain information as of March 31, 2018 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued	Number of Restricted Shares Held	Expiration Date of Restricted Shares
Shih-Jye Cheng	5,530,000	0.62%	—	Not applicable
Yu-Hu Liu	—	—	—	Not applicable
Wen-Ching Lin	4,000,200	0.45%	—	Not applicable
Chin-Shyh Ou	—	—	—	Not applicable
Tai-Haur Kuo	—	—	—	Not applicable
Yuh-Fong Tang	—	—	—	Not applicable
Kuei-Ann Wen	—	—	—	Not applicable
Cho-Lien Chang	—	—	—	Not applicable
Lafair Cho	72,000	0.01%	—	Not applicable
Silvia Su	89,000	0.01%	—	Not applicable

Note:

Indicate actual numbers held and/or including restricted shares vested within 60 days after March 31, 2018.

Compensation Committee

The aggregate compensation paid in 2017 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$92 million (US$3 million).

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

Audit Committee

The audit committee currently consists of Mr. Chin-Shyh Ou, Mr. Tai-Haur Kuo, Mr. Yuh-Fong Tang, Ms. Kuei-Ann Wen and Ms. Cho-Lien Chang, all of whom are independent directors. Mr. Chin-Shyh Ou serves as a financial expert to the audit committee. Our audit committee charter was adopted on June 28, 2007 and amended on November 9, 2017. The audit committee is required to meet at least once every quarter. Our audit committee charter grants the audit committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our book, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants. The audit committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the audit committee also assumed the responsibilities of supervisors pursuant to the ROC Securities and Exchange Act.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2015	2016	2017	2018
General operations	3,189	3,203	3,003	2,985
Quality control	364	359	352	337
Engineering	1,431	1,447	1,332	1,321
Research and development	599	679	665	668
Sales, administration and finance	177	176	143	138
Others	313	350	310	323

Total	6,073	6,214	5,805	5,772

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31,
Location	2015	2016	2017	2018
Hsinchu Production Group	2,126	2,173	2,230	2,242
Southern Taiwan Production Group	3,426	3,387	3,571	3,526
Shanghai	516	650	—	—
United States	5	4	4	4

Total	6,073	6,214	5,805	5,772

As of December 31, 2017 and March 31, 2018, employees of ChipMOS Shanghai are excluded due to ChipMOS Shanghai is no longer a subsidiary of the Company following the equity interests transfer completed in March 2017.

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Restricted Shares

On November 12, 2014, the board of directors of the Company approved 2014 Restricted Stock Award Agreement which has 17,300,000 restricted shares available for issuance. The par value and granting price of the restricted shares were NT$10 and zero, respectively. The issuance of the restricted shares was approved by the Special General Meeting of the Shareholders’ of the Company on December 30, 2014 and approved by the Financial Supervisory Commission of ROC on June 30, 2015. Under the Restricted Stock Award Agreement, the restricted shares will be issued to the employees determined by the board. The restricted shares received will be vested on the vesting ratio when the determined employees accomplish the required years of services and performance conditions. The restricted shares are not restricted for the dividend distribution. The employees are required to return the received restricted shares but not the dividends received if they resign during the vesting period. The returned restricted shares will be retired and cancelled. In 2015, 15,752,000 restricted shares were granted and 410,000 restricted shares were forfeited. In 2016, 1,548,000 restricted shares were granted and 927,000 restricted shares were forfeited. In 2017, 695,000 restricted shares were forfeited.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information known to us concerning the record ownership of our shares as of April 2, 2016, March 28, 2017 and June 19, 2017 (our most recent record date) (1) the largest ten shareholders of the Company as of such record date and (2) our directors and executive officers as a group.

	April 2, 2016			March 28, 2017			June 19, 2017(1)
Name of Beneficial Owners	Numbers of Shares Owned		Percentage of Shares Owned	Numbers of Shares Owned		Percentage of Shares Owned	Numbers of Shares Owned		Percentage of Shares Owned
Depositary(2)	—		—	380,941,160		42.95%	302,785,500		35.36%
Siliconware Precision Industries Co., Ltd.	132,775,000		14.82%	132,775,000		14.97%	156,045,540		18.22%
Citibank (Taiwan) in its capacity as Master Custodian for Investment Account of GIC Pte Ltd. (Singapore)	39,649,000		4.43%	39,323,000		4.43%	39,371,000		4.60%
Taiwan Life Insurance Co., Ltd.	13,483,000		1.51%	13,483,000		1.52%	18,629,000		2.18%
Fubon Life Insurance Co., Ltd.	13,100,000		1.46%	16,100,000		1.82%	16,100,000		1.88%
Cathay Life Insurance Co., Ltd.	13,722,000		1.53%	12,639,000		1.43%	12,639,000		1.48%
Tai Shin Bank in its capacity as Master Custodian for Trust Account of ChipMOS’ Restricted Shares (2015-1 issued)	15,209,499		1.7%	11,584,000		1.31%	10,882,000		1.27%
HSBC Value Partners High-Dividend Stocks Fund	*		*	*		*	10,365,000		1.21%
Morgan Stanley & Co. International Plc	*		*	*		*	10,313,354		1.20%
Investment Account of Government of Singapore Investment Corp.	7,370,000		0.82%	7,358,000		0.83%	10,103,000		1.18%
Directors and executive officers, as a group(3)	528,435,358	(4)	58.99%(4)	10,001,200	(5)	1.13%(5)	9,691,200	(6)	1.09%(6)

Notes:

*	Was not one of the largest ten shareholders of the Company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs. With effect from October 31, 2016, Citibank, N.A. acts as the depositary.
(3)	Calculated as the sum of: (a) with respect to directors and executive officers who are serving in their personal capacity, the number of shares held by such directors and executive officers and (b) with respect to directors who are serving in the capacity as legal representatives, the number of shares owned by such institutional or corporate shareholder for which director is a legal representative.
(4)	As of March 31, 2016, including the holding of ChipMOS Bermuda as the corporate director of the Company.
(5)	As of March 31, 2017.
(6)	As of March 31, 2018.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2018, a total of 855,896,066 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their commons shares through their custodians in the ROC. As of March 31, 2018, 174,033,720 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADSs Deposit Agreement. Citibank, N.A., has advised us that, as of March 31, 2018, 8,701,686 ADSs, representing 174,033,720 common shares, were held of record by Cede & Co. and 367 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by US persons.

Related Party Transactions

ChipMOS TECHNOLOGIES (Shanghai) LTD.

We conducted our PRC operations through ChipMOS Shanghai, the 45.02%-owned affiliate of ChipMOS BVI, our controlled subsidiary. Under the MMT Assignment Agreement signed on April 22, 2011, ChipMOS Bermuda agreed to sell the MMT Notes to ThaiLin for a purchase price of approximately US$40 million subject to certain closing conditions. The Assignment Agreement transaction completed in October 2011 and ThaiLin immediately converted the MMT Notes into common shares of ChipMOS BVI and purchased all of the remaining common shares of ChipMOS BVI from Jesper, with ChipMOS Shanghai becoming an indirect wholly-owned subsidiary of ThaiLin, through ThaiLin’s direct wholly-owned subsidiary ChipMOS BVI. November 30, 2016, the Company and Tsinghua Unigroup agreed to form a joint-venture. Under the joint-venture, the Equity Interest Transfer Agreements among ChipMOS BVI, a wholly-owned subsidiary of the Company, and some strategic investors which including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, were executed. Pursuant to the agreement, ChipMOS BVI, would sell, for the aggregate purchase price of approxmiately RMB 484 million, 54.98% equity interests of its wholly-owned subsidiary, ChipMOS Shanghai, to the strategic investors, and Unigroup Guowei would hold 48% equity interests of ChipMOS Shanghai, and the other strategic investors, including a limited partnership owned by ChipMOS Shanghai’s employees, would own approximately 6.98% equity interest of ChipMOS Shanghai. ChipMOS Shanghai is no longer the subsidiary of the Company following the sale of equity interests, which was completed in March 2017.

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

Pursuant to the Technology Transfer and License Agreement and Addendums dated May 27, 2016, August 5, 2016 and January 19, 2017 entered between the Company and ChipMOS Shanghai, the Company agreed to transferred certain technologies for LCD driver IC assembly and testing and wafer bumping and provide certain technical assistance and consulting services to ChipMOS Shanghai, and ChipMOS Shanghai agreed to pay the Company the license fee in the amount of US$1 million and a running royalty for the foregoing license equivalent to 0.5% of the total earnings of the sales (excluding rebate, refund and rework) of the licensed technologies with a cap of US$15 million.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-74.

Legal Proceedings

We were not involved in any material litigation in 2017 and are not currently involved in any material litigation.

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”.

Dividends and Dividend Policy

The following table sets forth the distribution per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those distributions. During 2014, 2015, 2016 and 2017, we paid cash distributions in the amounts of NT$1.20, NT$2.22, NT$2.09 and NT$1.00 (US$0.03), respectively.

	Cash Distributions per Share	Stock Dividends per Share	Total Shares Issued as Stock Dividends	Outstanding Common Shares at Year End
	(NT$)	(NT$)
2014	1.20	—	—	864,619,358
2015	2.22	—	—	895,893,643
2016	2.09	—	—	856,754,261
2017	1.00	—	—	856,059,061

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

Listing

The principal trading market for our common shares is the TWSE. Our common shares have been listed on the TWSE under the symbol “8150” since April 11, 2014, and the ADSs have been listed on the NASDAQ under the symbol “IMOS” since November 1, 2016. The outstanding ADSs are identified by the CUSIP number 16965P103. The table below sets forth, for the periods indicated, the high and low closing prices and the average daily volume of trading activity on the TWSE for our common shares and the high and low closing prices and the average daily volume of trading activity on the NASDAQ for our common shares represented by ADSs.

	Taiwan Stock Exchange			NASDAQ Global Select Market
	Closing Price Per Common Share		Average Daily Trading Volume	Closing Price Per ADS		Average Daily Trading Volume
	High	Low		High	Low
	(NT$)	(NT$)	(in thousands of shares)	(US$)	(US$)	(in thousands of ADSs)
2014	44.30	35.00	2,009.1	*	*	*
2015	50.50	27.00	1,982.2	*	*	*
2016
First Quarter	35.45	27.85	847.5	*	*	*
Second Quarter	34.35	29.80	539.4	*	*	*
Third Quarter	34.60	30.15	255.2	*	*	*
Fourth Quarter	30.25	22.80	1,136.0	16.55	14.03	105.0
2017
First Quarter	27.60	24.15	7,973.5	17.99	14.69	207.0
Second Quarter	33.80	25.55	10,831.6	21.87	16.84	135.1
Third Quarter	31.20	25.65	7,662.0	20.43	16.62	78.2
Fourth Quarter	33.65	26.00	12,633.7	21.65	17.25	117.9
November	31.50	27.25	10,405.1	20.70	17.70	114.5
December	28.10	26.00	9,492.3	18.54	17.25	74.4
2018
January	27.30	26.05	4,723.8	18.35	17.48	50.0
February	26.60	23.50	4,208.9	18.10	16.25	41.1
March	26.50	23.05	3,294.9	18.03	15.70	68.8
April (through April 17, 2018)	23.85	22.70	3,788.9	16.13	15.41	63.3

Source: Taiwan Stock Exchange and NASDAQ Stock Exchange

Note:

*	Our ADSs were listed onto the NASDAQ Global Select Market on November 1, 2016.

Item 10.	Additional Information

The following information relates to the Company shares, including summaries of certain provisions of the Company’s articles of incorporation, the ROC Company Act, and Securities and Exchange Act.

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

Changes in Share Capital

Under the ROC Company Act, any change in the authorized share capital of a company limited by shares requires an amendment to its articles of incorporation, which in turn requires approvals each at the meeting of the board of directors and shareholders’ meeting. In the case of a public company such as the Company, it must also make an effective registration with the FSC and an amendment to the corporate registration with the Hsinchu Science Park Bureau of the Ministry of Science and Technology. Authorized but unissued common shares may be issued, subject to applicable ROC law, upon terms as the board of the Company may determine. See“Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information.

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

However, in the case of a public company such as the Company, there is one exception if the total number of shares represented by the shareholders present at a shareholders’ meeting is not sufficient to meet the above criteria (referred to the holders of at least two-thirds of all issued and outstanding common shares presented at the meeting), the resolution may be adopted by the holders of at least two-thirds of the Company shares represented at a shareholders’ meeting at which the holders of at least a majority of all issued and outstanding common shares are present.

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

In addition, the number of shares that can be sold or transferred on the TWSE by any person subject to the restrictions described above on any given day may not exceed:

•	0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or

•	0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; or

•	in any case, 5% of the average trading volume (number of shares) on the TWSE for the ten consecutive trading days preceding the reporting day on which the director, manager or substantial shareholder reports the intended share transfer to the FSC.

These restrictions do not apply to sales or transfers of the Company’s ADSs.

Material Contracts

We have entered into the following contracts within the two years preceding the date of this Annual Report on Form 20-F that are or may be material:

•	On January 21, 2016, ChipMOS Bermuda and the Company entered into the Merger Agreement, pursuant to which ChipMOS Bermuda merged with and into the Company, with the Company being the surviving company after the Merger. Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, at the Effective Time, each ChipMOS Bermuda share issued and outstanding immediately prior to the Effective Time was cancelled and, in exchange, each former holder of such cancelled ChipMOS Bermuda share was entitled to receive, with respect to each such ChipMOS Bermuda share, (i) 0.9355 ADS, representing 18.71 the Company shares, each ADS representing 20 common shares of the Company, and (ii) US$3.71 in cash, without interest, net of any applicable withholding tax. Upon completion of the Merger, the Company and its subsidiaries owned continued to conduct the business that they conducted in substantially the same manner. The Merger was effective on October 31, 2016.

•	On February 25, 2016, the Company and Tsinghua Unigroup executed the Subscriber Joinder Agreement, under which Tsinghua Unigroup assigned its obligations and liabilities under the Tsinghua Share Subscription Agreement to Tibet MaoYe, which is a subsidiary controlled by Tsinghua Unigroup. From the execution of the Subscriber Joinder Agreement, Tibet MaoYe became the “Subscriber” defined in the Tsinghua Share Subscription Agreement and assumed all the rights, benefits, liabilities and obligations incurred from the Tsinghua Share Subscription Agreement. On the same date, the Company and Tibet MaoYe executed the Tibet MaoYe Share Subscription Agreement, the substantive content of which is consistent with the Tsinghua Share Subscription Agreement.

•	On May 16 2016, the Company obtained a syndicated loan facility from banks in Taiwan in the amount of NT$13.2 billion separated into two parts with term of five years. This loan facility was used to refinance the existing bank debts and for general corporate purposes.

•	On November 30, 2016, the Company and Tsinghua Unigroup executed the Termination Agreement, under which the Company and Tsinghua Unigroup agreed to terminate the Share Subscription Agreement and Strategic Alliance Agreement executed on December 11, 2015 and the Subscriber Joinder Agreement executed on February 25, 2016.

•	On November 30, 2016, the Company and Tibet MaoYe executed the Termination Agreement, under which the Company and Tibet MaoYe agreed to terminate the Subscriber Joinder Agreement executed on February 25, 2016.

•	On November 30, 2016, ChipMOS BVI, Unigroup Guowei and the Company entered into the Equity Interest Transfer Agreement, pursuant to which Unigroup Guowei will purchase 48% equity interests of ChipMOS Shanghai.

•	On November 30, 2016, ChipMOS BVI and Gongqingcheng Changhou Investment Management Ltd. (“Gongqingcheng Changhou”) entered into the Equity Interest Transfer Agreement, pursuant to which Gongqingcheng Changhou will purchase 2% equity interests of ChipMOS Shanghai.

•	On November 30, 2016, ChipMOS BVI and Accretech (China) Co., Ltd. (“Accretech (China)”) entered into the Equity Interest Transfer Agreement, pursuant to which Accretech (China) will purchase 1.4162% equity interests of ChipMOS Shanghai.

•	On November 30, 2016, ChipMOS BVI and Chao-Jung Tsai entered into the Equity Interest Transfer Agreement, pursuant to which Chao-Jung Tsai will purchase 1.3443% equity interests of ChipMOS Shanghai.

•	On November 30, 2016, ChipMOS BVI and Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (“Shanghai Zuzhu”) entered into the Equity Interest Transfer Agreement, pursuant to which Shanghai Zuzhu will purchase 0.9401% equity interests of ChipMOS Shanghai.

•	On November 30, 2016, ChipMOS BVI and Shih-Jye Cheng entered into the Equity Interest Transfer Agreement, pursuant to which Shih-Jye Cheng will purchase 1.1202% equity interests of ChipMOS Shanghai.

•	On November 30, 2016, ChipMOS BVI and Shou-Kang Chen entered into the Equity Interest Transfer Agreement, pursuant to which Shou-Kang Chen will purchase 0.1240% equity interests of ChipMOS Shanghai.

•	On November 30, 2016, ChipMOS BVI and David W. Wang entered into the Equity Interest Transfer Agreement, pursuant to which David W. Wang will purchase 0.0310% equity interests of ChipMOS Shanghai.

•	On November 30, 2016, ChipMOS BVI, Unigroup Guowei, Gongqingcheng Changhou, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen, David W. Wang and the Company entered into the Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the parties agreed to operate ChipMOS Shanghai’s business together.

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

Exchange Controls

The ROC Foreign Exchange Control Law and regulations provide that all foreign exchange transactions must be executed by banks designated by the FSC and by the Central Bank of the Republic of China (Taiwan) to engage in such transactions. Current regulations favor trade-related or service-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may now be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

Apart from trade-related or service-related foreign exchange transactions, ROC companies and individual residents of the ROC reaching the age of 20 years old may, without foreign exchange approval, remit foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) to and from the ROC, respectively, in each calendar year. The above limits apply to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. In addition, a requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

In addition, foreign persons may, subject to specified requirements but without foreign exchange approval of the Central Bank of the Republic of China (Taiwan), remit to and from the ROC foreign currencies of up to US$100,000 (or its equivalent) per remittance if the required documentation is provided to the ROC authorities. The above limit applies to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. The above limit does not, however, apply to the conversion of NT dollars into other currencies, including U.S. dollars, from the proceeds of a sale of any underlying shares withdrawn from a depositary receipt facility.

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

Dividends

Dividends (whether in the form of cash or common shares) declared by the Company out of retained earnings and distributed to a non-ROC holder are subject to ROC withholding tax, currently at the rate of 21% (unless a preferable tax rate is provided under a tax treaty between the ROC and the jurisdiction where the non-ROC holder is a resident) on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed the Company shares (in the case of stock dividends). The United States does not have an income tax treaty with the ROC. A 10% undistributed earnings tax was imposed on an ROC company for its after-tax earnings generated after January 1, 1998 which were not distributed in the following year. The undistributed earnings tax was reduced to 5% on January 1, 2018. The undistributed earnings tax so paid will further reduce the retained earnings available for future distribution. Furthermore, if and when the Company distributes any dividends in year 2018, for the portion of dividends out of those retained earnings on which the Company had paid the 10% ROC undistributed earnings tax, a credit of up to 5% of such portion of dividends may be offset against the 21% withholding tax imposed on the non-ROC holders. Starting from year 2019, no undistributed earnings tax paid can be offset as a credit against the 21% withholding tax.

Distributions of our shares or cash out of capital reserves are not subject to ROC withholding tax, except under limited circumstances.

Capital Gains

Starting from January 1, 2016, capital gains realized from the sale or disposal of our shares are exempt from ROC income tax under Article 4-1 of the ROC Income Tax Act.

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

Subscription Rights

Distributions of statutory subscription rights for our shares in compliance with the ROC Company Act are currently not subject to ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Non-ROC holders are exempt from income tax on capital gains from the sale of statutory subscription rights evidenced by securities. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are not subject to securities transaction tax but are subject to income tax at a fixed rate of 20% of the income if the seller is a non-ROC holder. Subject to compliance with ROC law, the Company, in its sole discretion, may determine whether statutory subscription rights are evidenced by securities.

Estate and Gift Tax

ROC estate tax is payable on any property within the ROC left by a deceased, and ROC gift tax is payable on any property within the ROC donated by an individual. Estate tax and gift tax are currently payable at the progressive rates of 10%, 15% and 20%. Under the ROC Estate and Gift Tax Act, common shares issued by ROC companies are deemed located in the ROC without regard to the location of the owner. It is unclear whether a holder of ADSs will be considered to own common shares for this purpose.

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Swaziland, Malaysia, Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada and Poland. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares issued by ROC companies. A non-ROC holder of our ADSs may or may not be considered as the beneficial owner of our shares for the purposes of such treaties. Accordingly, holders of our ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

Certain United States Federal Income Tax Consequences

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our ADSs. Each holder or prospective holder of our ADSs is urged to consult his, her or its own tax advisor.

General

This discussion is a general summary of the material United States federal income tax consequences to U.S. and Non-U.S. Holders, as defined below, of the ownership and disposition of our ADSs as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the Code, the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and practice, all of which are subject to change, possibly on a retroactive basis. The summary applies to you only if you hold our ADSs as a capital asset within the meaning of Section 1221 of the Code. The United States Internal Revenue Service, or the IRS, may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the United States federal income tax consequences of acquiring, holding or disposing of our ADSs. This summary does not purport to be a comprehensive description of all the tax considerations that may be relevant to the ownership of our ADSs. In particular, the discussion below does not cover tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the United States federal estate or gift tax. You are urged to consult your own tax advisors regarding the application of the United States federal income tax laws to your particular situation as well as any state, local, foreign and United States federal estate and gift tax consequences of the ownership and disposition of our ADSs. In addition, this summary does not take into account any special United States federal income tax rules that apply to a particular U.S. or Non-U.S. Holder of our ADSs, including, without limitation, the following:

•	a dealer in securities or currencies;

•	a trader in securities that elects to use a market-to-market method of accounting for its securities holdings;

•	a financial institution or a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that holds our ADSs in a hedging transaction or as part of a straddle or a conversion transaction;

•	a person required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;

•	a person whose functional currency for United States federal income tax purposes is not the U.S. dollar;

•	a person liable for alternative minimum tax;

•	a person that owns, or is treated as owning, 10% or more, by voting power or value, of our outstanding common stock (including common stock represented by ADSs);

•	certain former U.S. citizens and residents who have expatriated; or

•	a person that receives our ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our ADSs who or that is:

•	an individual United States citizen or resident alien of the United States (as specifically defined for United States federal income tax purposes);

•	a corporation, or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust (x) if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or (y) that, if it was in existence on August 20, 1996, was treated as a United States person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

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

Distributions

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, the amount of any cash distribution (other than in liquidation) that you receive with respect to our ADSs plus the amount of any ROC taxes actually withheld therefrom (described above in “—ROC Taxation”) generally will be taxed to a U.S. Holder as dividend income to the extent such distribution does not exceed ChipMOS Taiwan’s current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt by the Depositary. Dividends received by individuals and certain other non-corporate U.S. Holders from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. ChipMOS Taiwan ADSs are traded on an established securities market in the United States, although ChipMOS Taiwan cannot guarantee that its ADSs will be so traded in the future. ChipMOS Taiwan does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future. No assurance can be given, however, that the IRS will not disagree and seek to treat ChipMOS Taiwan as a PFIC. If ChipMOS Taiwan were a PFIC with respect to a particular U.S. Holder, dividends received from ChipMOS Taiwan would be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of ChipMOS Taiwan ADSs should consult their own tax advisers regarding the availability of a reduced dividend tax rate in light of their own particular circumstances. To the extent any distribution exceeds ChipMOS Taiwan’s E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in ChipMOS Taiwan ADSs and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ChipMOS Taiwan ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of ChipMOS ADSs. However, because ChipMOS Taiwan does not maintain calculations of its E&P under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Because ChipMOS Taiwan is not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by it.

For United States foreign tax credit limitation purposes, dividends received on ChipMOS Taiwan ADSs will be treated as foreign source income and will generally be “passive category income”, or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of ROC taxes actually withheld on dividends paid on ChipMOS Taiwan ADSs. The rules governing United States foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

Sale, Exchange or Other Disposition of ChipMOS Taiwan ADSs

Subject to the PFIC rules discussed below, generally, in connection with the sale, exchange or other taxable disposition of ChipMOS Taiwan ADSs:

•	you will recognize capital gain or loss equal to the difference (if any) between the amount realized on such sale, exchange or other taxable disposition and your adjusted tax basis in such ChipMOS Taiwan ADSs;

•	such gain or loss will be long-term capital gain or loss if your holding period for ChipMOS Taiwan ADSs is more than one year at the time of such sale or other disposition;

•	such gain or loss will generally be treated as United States source for United States foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

Long-term capital gains recognized by individuals and certain other non-corporate taxpayers are taxed at preferential rates.

Passive Foreign Investment Company (PFIC)

ChipMOS Taiwan does not expect to be a PFIC for its current taxable year or the foreseeable future. However, a company’s PFIC status is a legal and factual determination that must be made annually and thus may be subject to change. If ChipMOS Taiwan were treated as a PFIC, gain realized on the sale or other disposition of your ChipMOS Taiwan ADSs would in general not be treated as capital gain. Instead, such gain would be allocated ratably over the U.S. Holder’s holding period for the ChipMOS Taiwan ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before ChipMOS Taiwan became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge on the tax attributable to each such year. If ChipMOS Taiwan were a PFIC for any year during a U.S. Holder’s holding period for ChipMOS Taiwan ADSs, it generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs. Dividends received from ChipMOS Taiwan will not be eligible for the special tax rates applicable to qualified dividend income for certain non-corporate U.S. Holders if ChipMOS Taiwan is treated as a PFIC with respect to the U.S. Holder either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. Further, any distribution in respect of ChipMOS Taiwan ADSs in excess of 125 percent of the average annual distributions on ChipMOS Taiwan ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be allocated ratably over the U.S. Holder’s holding period for ChipMOS Taiwan ADSs and subject to taxation as described for sales or other dispositions above. Certain elections may be available that would result in alternative treatments such as mark-to-market treatment of the ADSs.

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. Holders that are individuals, estates, and certain trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized or amounts received with respect to their ChipMOS Taiwan ADSs, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. Holders should consult their own tax advisor with respect to the applicability of the net investment income tax.

Information Reporting and Backup Withholding

Except in the case of corporations or other exempt holders, cash received by a U.S. Holder in connection with dividends, if any, paid by ChipMOS Taiwan may be subject to U.S. information reporting requirements and may be subject to backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and amounts withheld may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

U.S. Holders who are individuals (and under proposed regulations, certain entities) and who own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include securities issued by a non-U.S. issuer (which would include ChipMOS Taiwan ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Individuals who fail to report the required information could be subject to substantial penalties, and such individuals should consult their own tax advisors concerning the application of these rules to their investment in ChipMOS Taiwan ADSs.

TAX MATTERS CAN BE COMPLICATED. THE FOREGOING SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CHIPMOS TAIWAN ADSs. IN ADDITION, THE SUMMARY DOES NOT ADDRESS TAX CONSEQUENCES THAT DEPEND UPON INDIVIDUAL CIRCUMSTANCES. THIS SUMMARY DOES NOT ADDRESS ANY U.S. FEDERAL TAX CONSEQUENCES OTHER THAN INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSIDERATIONS, NOR ANY TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE OWNERSHIP AND DISPOSITION OF CHIPMOS TAIWAN ADSs. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR FEDERAL, STATE, LOCAL, OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CHIPMOS TAIWAN ADSs TO YOU.

Non-U.S. Holders

If you are not a U.S. Holder (as defined above), you are a “Non-U.S. Holder”.

Distributions on Our ADSs

You generally will not be subject to U.S. federal income tax or withholding on distributions made on our ADSs unless:

•	you conduct a trade or business in the United States, and

•	the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a profit for the year basis in respect of income from our ADSs, such distributions are attributable to a permanent establishment that you maintain in the United States).

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

Sale, Exchange or Other Disposition of Our ADSs

Generally, you will not be subject to U.S. federal income tax or withholding in respect of gain recognized on a sale or other disposition of our ADSs unless:

•	your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a profit for the year basis in respect of gain from the sale or other disposition of our ADSs, such gain is attributable to a permanent establishment that you maintain in the United States), or

•	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale or other disposition, and certain other conditions exist.

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

Interest Rate Risks

As of December 31, 2017, we had aggregate debts outstanding of NT$10,611 million (US$358 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2017, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual weighted average interest rate of 1.7395% as of December 31, 2017. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$106 million (US$4 million) based on our outstanding floating rate indebtedness as of December 31, 2017.

As of December 31, 2016 and 2017, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the RMB, the Japanese yen and the US dollar. As of December 31, 2017, 58.6% of our financial assets and 5.4% of our financial liabilities are denominated in the RMB, US dollar and Japanese yen, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$320 million (US$11 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2017. As of December 31, 2016 and 2017, we had no outstanding forward exchange or foreign currency option contracts.

See Note 34 of our audited consolidated financial statements for additional information on financial risk management.

Item 12.	Description of Securities Other Than Equity Securities

American Depositary Shares

Depositary Fees

Under the terms of the Deposit Agreement for our ADSs, an ADS holder is required to pay the following service fees to the depositary bank:

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

A holder of our ADSs is responsible to pay certain charges such as:

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

Depositary Payment

In 2017, we received US$553.2 thousand from Citi Bank N.A., the Depositary for our ADR program. The table below sets forth details of the amount we received from Citi Bank N.A.

Item	US$ (in thousand)
Reimbursement of SEC Filing Fees	1.5
Reimbursement of Settlement Infrastructure Fees	0.2
Reimbursement of Proxy Process Expenses	13.6
Reimbursement of ADR holders identification expenses	9.8
Reimbursement of Legal Fees	207.3
Direct reimbursement to issuer	553.2

Total Payments (1)	785.6

(1)	Net of U.S. withholding tax.

PART II

Item 13.	Defaults, Dividend, Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Our management, including our President, the principal executive officer and Senior Director of the Finance and Accounting Management Center, the principal financial officers, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our management concluded that, our disclosure controls and procedures were effective as of December 31, 2017.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Annual Report on Internal Control Over Financial Reporting is set forth below.

Management’s Annual Report on Internal Control Over Financial Reporting

April 19, 2018

Management of ChipMOS TECHNOLOGIES INC. (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s President, the principal executive officer, and Senior Director of the Finance and Accounting Management Center, the principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;

•	provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of internal control effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management believes that our internal control over financial reporting was effective as of December 31, 2017.

Our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.

/s/ Shih-Jye Cheng		/s/ Silvia Su
Name:	Shih-Jye Cheng	Name:	Silvia Su
Title:	Chairman and President	Title:	Senior Director, Finance and Accounting Management Center

Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2017, there have been no changes in our internal control over financial reporting that may materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the aggregate fees that we paid or accrued for services provided by PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) for the years ended December 31, 2016 and 2017.

	2016	2017
	NT$	NT$
	(In thousands)
Audit Fees	$15,200	$16,350
Audit Related Fees	7,300	200
Tax Fees	1,850	3,140
All Other Fees	470	—

Total	$24,820	$19,690

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

All audit services that PwC Taiwan was engaged from August 28, 2015, the effective date of revised Rule 2-01(c)(7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Repurchase Programs.

On August 10, 2015, the board of directors adopted on a share repurchase program to repurchase up to 20.0 million of our shares through open market transactions at a price no more than NT$41.34 per share during the period from August 11, 2015 to October 10, 2015. On September 18, 2015, we completed this share repurchase program under which we repurchased 20.0 million shares for approximately NT$634 million. The repurchased shares were retired and cancelled. (Repurchase Program I)

On February 4, 2016, the board of directors adopted on a share repurchase program to repurchase up to 15.0 million of our shares through open market transactions at a price no more than NT$40.00 per share during the period from February 5, 2016 to April 4, 2016. The purpose for the above share repurchase is to boost the morale of the employees and therefore such repurchased shares will be transferred to the employees of the Company. On April 1, 2016, we completed this share repurchase program under which we repurchased 15.0 million shares for approximately NT$511 million. (Repurchase Program II)

On May 12, 2016, the board of directors adopted on a share repurchase program to repurchase up to 15.0 million of our shares through open market transactions at a price no more than NT$40.00 per share during the period from May 13, 2016 to July 12, 2016. The purpose for the above share repurchase is to boost the morale of the employees and therefore such repurchased shares will be transferred to the employees of the Company. On July 1, 2016, we completed this share repurchase program under which we repurchased 15.0 million shares for approximately NT$494 million. (Repurchase Program III)

Other repurchases.

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

Not applicable.

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

NASDAQ Rule 5250(b)(3) generally requires a NASDAQ-listed company to disclose at least annually material terms of agreements and arrangements with third parties (other than the company) relating to compensation of or payment to the company’s directors in connection with candidacy or service as a company director, subject to certain limited exceptions. There is no similar regulation requiring disclosure of third party compensation of directors and nominees for director under ROC law. However, certain ROC laws and regulations are designed to enhance transparency by making investors aware of the relationship between independent directors or nominees for independent director of a TWSE-listed company and third party. For instance, the ROC Corporate Governance Best Practice Principles for TWSE/TPEx Listed Companies requires that, in the event that both of a TWSE-listed company and its group enterprises, and another company and its group enterprises, nominate any director, supervisor or managerial officer from the other company or its group enterprises as an independent director candidate, the TWSE-listed company shall disclose the information when receiving the nomination of an independent director candidate, and explain the competence of the independent director candidate. It further requires that, if the candidate becomes the TWSE-listed company’s independent director through election, such company shall disclose the number of votes cast in favor of such independent director-elect. In addition, if an independent director of a TWSE-listed company concurrently serves as a director, supervisor or other position of other company, such concurrently held position shall be disclosed in the Market Observation Post System of the TWSE.

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

According to NASDAQ Rule 5635(c), each issuer shall require shareholder approval when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants. However, under the corresponding domestic requirements under the ROC Company Act and the Securities and Exchange Act, the board of directors has authority, subject to the approval of the Securities and Futures Bureau of the FSC, to approve employee stock option plans and to grant options to employees pursuant to such plans.

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-74.

Item 19.	Exhibits

Exhibits	Description

1.1	Articles of Incorporation of ChipMOS TECHNOLOGIES INC. as amended on May 26, 2017. (English Translation)

2.1	Form of the Deposit Agreement among ChipMOS TECHNOLOGIES INC., Citibank, N.A. and The Holders and Beneficial Owners of American Depositary Shares issued hereunder. (2)

4.1	Syndicated Loan Agreement, dated July 2, 2014, between ChipMOS TECHNOLOGIES INC. and Bank of Taiwan as the lead Arranger. (English Translation) (3)

4.2	Merger Agreement, dated November 12, 2014, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation) (3)

4.3	Share Subscription Agreement, dated December 11, 2015, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.4	Strategic Alliance Agreement, dated December 11, 2015, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.5	Agreement and Plan of Merger, dated January 21, 2106, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (1)

4.6	Subscriber Joinder Agreement, dated February 25, 2016, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.7	Share Subscription Agreement, dated February 25, 2016, between ChipMOS TECHNOLOGIES INC. and Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (English Translation) (1)

4.8	Syndicated Loan Agreement, dated May 16, 2016, between ChipMOS TECHNOLOGIES INC. and, Land Bank of Taiwan Co., Ltd., Bank of Taiwan Co., Ltd. and Taiwan Cooperative Bank Co., Ltd. (English Translation) (4)

4.9	Termination Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (4)

4.10	Termination Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES INC. and Tibet MaoYeChaungXin INVESTMENT CO., LIMITED. (English Translation) (4)

4.11	Equity Interest Transfer Agreement, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd. and ChipMOS TECHNOLOGIES INC. (English Translation) (4)

4.12	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Gongqingcheng Changhou Investment Management Ltd. (English Translation) (4)

4.13	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Accretech (China) Co., Ltd. (English Translation) (4)

4.14	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Chao-Jung Tsai (English Translation) (4)

4.15	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (English Translation) (4)

4.16	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shih-Jye Cheng (English Translation) (4)

Exhibits	Description

4.17	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shou-Kang Chen (English Translation) (4)

4.18	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and David W. Wang (English Translation) (4)

4.19	Agreement for Sino-Foreign Equity Joint Venture, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Investment Management Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES INC.

11.1	Code of Ethics and Business Conduct. (English Translation) (4)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) under the Exchange Act.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-4 (File No. 333-209733), filed on February 26, 2016.
(2)	Incorporated by reference to our Registration Statement on Form F-6/Amendment No. 1 (File No. 333-209736), filed on June 21, 2016.
(3)	Incorporated by reference to the Annual Report on Form 20-F (File No. 0-31106) of ChipMOS TECHNOLOGIES (Bermuda) LTD., filed on April 24, 2015.
(4)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 20, 2017.

We have not included as exhibits certain instruments with respect to our debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Hsinchu, Taiwan, Republic of China, on April 19, 2018.

ChipMOS TECHNOLOGIES INC.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and President

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

ChipMOS TECHNOLOGIES INC.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES INC. and its subsidiaries as of December 31, 2016 and 2017, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control Over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 19, 2018

We have served as the Company’s auditor since 2015.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2015, 2016 and 2017

	Note	(Adjusted) 2015	2016	2017	2017
		NT$000	NT$000	NT$000	US$000
Revenue	4	18,837,089	18,387,593	17,940,855	605,292
Cost of revenue	5,15	(14,685,514)	(14,745,472)	(14,703,729)	(496,077)

Gross profit		4,151,575	3,642,121	3,237,126	109,215
Research and development expenses	5	(747,779)	(838,866)	(985,873)	(33,261)
Sales and marketing expenses	5	(90,345)	(72,918)	(64,397)	(2,173)
General and administrative expenses	5	(770,075)	(822,068)	(639,809)	(21,586)
Other operating income (expenses), net	6	105,051	90,306	692,834	23,375

Operating profit		2,648,427	1,998,575	2,239,881	75,570
Finance costs	7	(142,511)	(179,116)	(217,283)	(7,331)
Other non-operating income (expenses), net	8	340,140	(119,024)	(490,182)	(16,538)

Profit before income tax		2,846,056	1,700,435	1,532,416	51,701
Income tax expense	9	(935,855)	(177,120)	(550,487)	(18,572)

Profit from continuing operations		1,910,201	1,523,315	981,929	33,129
Profit (loss) from discontinued operations	18	(34,233)	(122,105)	1,814,953	61,233

Profit for the year		1,875,968	1,401,210	2,796,882	94,362

Other comprehensive income (loss):
Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(12,376)	(200,280)	(232,652)	(7,849)
Share of other comprehensive income of associates that will be reclassified to profit or loss		—	—	678	23

Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods		(12,376)	(200,280)	(231,974)	(7,826)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Other comprehensive income (loss) on remeasurements of defined benefit plans	23	(41,758)	(43,383)	50,838	1,715
Share of other comprehensive loss of associates that will not be reclassified to profit or loss		(165)	(133)	(124)	(4)
Income tax effect that will not be reclassified to profit or loss	9	7,099	7,375	(8,642)	(292)

Net other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		(34,824)	(36,141)	42,072	1,419

Other comprehensive loss for the year, net of income tax		(47,200)	(236,421)	(189,902)	(6,407)

Total comprehensive income for the year, net of income tax		1,828,768	1,164,789	2,606,980	87,955

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2015, 2016 and 2017

	Note	(Adjusted) 2015		2016		2017		2017
		NT$000		NT$000		NT$000		US$000
Profit (loss) attributable to:
Equity holders of the Company
- Continuing operations			2,164,557		1,829,327		981,929		33,129
- Discontinued operations			(34,233)		(122,105)		1,814,953		61,233
Predecessors’ interests			(291,429)		(306,012)		—		—
Non-controlling interests			37,073		—		—		—

			1,875,968		1,401,210		2,796,882		94,362

Total comprehensive income (loss) attributable to:
Equity holders of the Company
- Continuing operations			2,167,256		1,788,878		1,079,672		36,426
- Discontinued operations			(62,126)		(318,077)		1,527,308		51,529
Predecessors’ interests			(291,429)		(306,012)		—		—
Non-controlling interests			15,067		—		—		—

			1,828,768		1,164,789		2,606,980		87,955

Basic earnings per share:	10
Equity holders of the Company
- Continuing operations		NT$	2.47	NT$	2.13	NT$	1.16	US$	0.04
- Discontinued operations			(0.04)		(0.14)		2.14		0.07

Equity holders of the Company			2.43		1.99		3.30		0.11
Predecessors’ interests			(0.33)		(0.35)		—		—

		NT$	2.10	NT$	1.64	NT$	3.30	US$	0.11

Diluted earnings per share:
Equity holders of the Company
- Continuing operations		NT$	2.44	NT$	2.11	NT$	1.13	US$	0.04
- Discontinued operations			(0.04)		(0.14)		2.10		0.07

Equity holders of the Company			2.40		1.97		3.23		0.11
Predecessors’ interests			(0.33)		(0.35)		—		—

		NT$	2.07	NT$	1.62	NT$	3.23	US$	0.11

Basic earnings per equivalent ADS:
Equity holders of the Company
- Continuing operations		NT$	49.34	NT$	42.56	NT$	23.20	US$	0.78
- Discontinued operations			(0.78)		(2.84)		42.87		1.45

Equity holders of the Company			48.56		39.72		66.07		2.23
Predecessors’ interests			(6.64)		(7.12)		—		—

		NT$	41.92	NT$	32.60	NT$	66.07	US$	2.23

Diluted earnings per equivalent ADS:
Equity holders of the Company
- Continuing operations		NT$	48.73	NT$	42.21	NT$	22.68	US$	0.77
- Discontinued operations			(0.77)		(2.82)		41.93		1.41

Equity holders of the Company			47.96		39.39		64.61		2.18
Predecessors’ interests			(6.56)		(7.06)		—		—

		NT$	41.40	NT$	32.33	NT$	64.61	US$	2.18

Details of dividend to equity holders of the Company for the years are set out in Note 11 to the consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2016 and 2017

	Note	December 31, 2016	December 31, 2017	December 31, 2017
		NT$000	NT$000	US$000
Assets
Non-current assets
Available-for-sale financial assets	12	9,960	20,890	705
Investment in associates	13	369,329	3,433,332	115,834
Property, plant and equipment, net	14,32	13,497,218	15,265,311	515,024
Deferred tax assets	9	249,806	212,372	7,165
Refundable deposits		21,321	21,342	720
Other financial assets – non-current	32	70,677	70,241	2,370
Other non-current assets		181,692	35,474	1,197

		14,400,003	19,058,962	643,015

Current assets
Inventories	15	1,877,982	1,929,239	65,089
Accounts and notes receivable	16	4,140,246	4,015,734	135,484
Accounts receivable – related parties		—	11	—
Other receivables	16	57,411	56,716	1,914
Other receivables – related parties		—	4,534	153
Current tax assets		—	104,906	3,539
Other financial assets – current		1,600	—	—
Prepayments		142,281	54,126	1,826
Cash and cash equivalents	17	7,571,366	8,035,714	271,110

		13,790,886	14,200,980	479,115
Non-current assets held for sale	18	3,105,071	—	—

		16,895,957	14,200,980	479,115

Total assets		31,295,960	33,259,942	1,122,130

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2016 and 2017

	Note	December 31, 2016	December 31, 2017	December 31, 2017
		NT$000	NT$000	US$000
Equity and liabilities
Capital and reserves
Issued capital	19	8,869,663	8,862,971	299,021
Capital surplus	20	6,888,826	6,271,448	211,587
Retained earnings	20
Legal reserve		1,137,837	1,166,517	39,356
Unappropriated retained earnings		260,989	2,815,966	95,006
Other reserve
Foreign currency translation reserve		10,600	65,593	2,213
Unrealized gain on valuation of available-for-sale financial assets		—	678	23
Amounts recognized in other comprehensive income and accumulated in equity relating to non-current assets held for sale		287,645	—	—
Unearned employee awards		(200,204)	(54,570)	(1,841)
Treasury stock	21	(1,007,654)	(1,007,654)	(33,997)

Total equity		16,247,702	18,120,949	611,368

Non-current liabilities
Bank loans – non-current	22,30,32	9,687,720	7,498,853	252,998
Long-term deferred revenue	31	—	24,898	840
Lease payable – non-current		29,311	18,057	609
Deferred tax liabilities	9	92,543	174,293	5,880
Net defined benefit liability, non-current	23	546,968	478,526	16,145
Guarantee deposits	30	1,404	1,371	46

		10,357,946	8,195,998	276,518

Current liabilities
Accounts payable		825,062	687,960	23,210
Accounts payable – related parties		—	226	8
Payables to contractors and equipment suppliers		550,346	713,313	24,066
Other payables	24	1,412,054	1,980,182	66,808
Other payables – related parties		—	36	1
Current tax liabilities		115,916	273,177	9,216
Provisions – current	25	80,719	127,311	4,295
Receipts in advance		1,324	5,209	176
Other current liabilities		43,676	31,275	1,055
Lease payable – current		11,291	11,785	398
Bank loans – current portion	22,30,32	1,062,285	2,143,168	72,307
Short-term bank loans	26,30	—	969,353	32,704

		4,102,673	6,942,995	234,244
Liabilities directly related to non-current assets held for sale	18	587,639	—	—

		4,690,312	6,942,995	234,244

Total liabilities		15,048,258	15,138,993	510,762

Total equity and liabilities		31,295,960	33,259,942	1,122,130

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2016 and 2017

	Attributable to equity holders of the Company
			Retained earnings (Note 20)		Other reserve
	Issued capital (Note 19)	Capital surplus (Note 20)	Legal reserve	Unappropriated retained earnings	Foreign currency translation reserve	Unearned employee awards	Treasury stock (Note 21)	Total	Equity attributable to predecessors’ interests	Non-controlling interests	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2015 (Adjusted)	8,646,193	2,272,838	582,927	6,545,839	36,074	—	—	18,083,871	2,490,693	2,621,685	23,196,249
Appropriations of prior year’s earnings:
Legal reserve (Note 20)	—	—	331,863	(331,863)	—	—	—	—	—	—	—
Cash dividends - the Company (Notes 11 and 20)	—	—	—	(1,999,225)	—	—	—	(1,999,225)	1,159,018	—	(840,207)
Cash dividends - predecessors’ interests	—	—	—	—	—	—	—	—	(125,293)	—	(125,293)
Share-based payments	—	51,233	—	—	—	—	—	51,233	123,168	564	174,965
Restricted shares	156,550	397,296	—	—	—	(447,323)	—	106,523	—	—	106,523
Repurchase of shares (Note 21)	—	—	—	—	—	—	(633,737)	(633,737)	(1,228,625)	—	(1,862,362)
Cancellation of shares (Note 21)	(200,000)	(56,823)	—	(376,914)	—	—	633,737	—	—	—	—
Acquisition of the interest of a subsidiary (Note 28)	359,323	1,091,305	—	(275,500)	17,964	—	—	1,193,092	—	(2,637,316)	(1,444,224)
Profit (loss) for the year	—	—	—	2,130,324	—	—	—	2,130,324	(291,429)	37,073	1,875,968
Other comprehensive income (loss) for the year	—	—	—	(34,824)	9,630	—	—	(25,194)	—	(22,006)	(47,200)

December 31, 2015 (Adjusted)	8,962,066	3,755,849	914,790	5,657,837	63,668	(447,323)	—	18,906,887	2,127,532	—	21,034,419

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2015, 2016 and 2017

	Attributable to equity holders of the Company
			Retained earnings (Note 20)		Other reserve
	Issued capital (Note 19)	Capital surplus (Note 20)	Legal reserve	Unappropriated retained earnings	Foreign currency translation reserve	Amounts recognized in other comprehensive income and accumulated in equity relating to non-current assets held for sale	Unearned employee awards	Treasury stock (Note 21)	Total	Equity attributable to predecessors’ interests	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2016 (Adjusted)	8,962,066	3,755,849	914,790	5,657,837	63,668	—	(447,323)	—	18,906,887	2,127,532	21,034,419
Appropriations of prior year’s earnings:
Legal reserve (Note 20)	—	—	223,047	(223,047)	—	—	—	—	—	—	—
Cash dividends - the Company (Notes 11 and 20)	—	—	—	(1,792,553)	—	—	—	—	(1,792,553)	—	(1,792,553)
Share-based payments	—	56,689	—	—	—	—	—	—	56,689	(128,602)	(71,913)
Restricted shares	4,347	10,755	—	14	—	—	247,119	—	262,235	—	262,235
Repurchase of shares (Note 21)	—	—	—	—	—	—	—	(1,007,654)	(1,007,654)	—	(1,007,654)
Profit (loss) for the year	—	—	—	1,707,222	—	—	—	—	1,707,222	(306,012)	1,401,210
Other comprehensive loss for the year	—	—	—	(36,141)	(200,280)	—	—	—	(236,421)	—	(236,421)
Reclassification to equity related to non-current assets held for sale	—	—	—	—	(287,645)	287,645	—	—	—	—	—
Effect of capital reorganization (Note 29)	(96,750)	3,065,533	—	(5,052,343)	434,857	—	—	—	(1,648,703)	(1,692,918)	(3,341,621)

December 31, 2016	8,869,663	6,888,826	1,137,837	260,989	10,600	287,645	(200,204)	(1,007,654)	16,247,702	—	16,247,702

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2015, 2016 and 2017

	Attributable to equity holders of the Company
			Retained earnings (Note 20)		Other reserve
	Issued capital (Note 19)	Capital surplus (Note 20)	Legal reserve	Unappropriated retained earnings	Foreign currency translation reserve	Amounts recognized in other comprehensive income (loss) and accumulated in equity relating to non-current assets held for sale	Unrealized gain on valuation of available-for-sale financial assets	Unearned employee awards	Treasury stock (Note 21)	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2017	8,869,663	6,888,826	1,137,837	260,989	10,600	287,645	—	(200,204)	(1,007,654)	16,247,702
Appropriations of prior year’s earnings:
Legal reserve (Note 20)	—	—	28,680	(28,680)	—	—	—	—	—	—
Cash dividends - the Company (Notes 11 and 20)	—	—	—	(257,026)	—	—	—	—	—	(257,026)
Cash distribution from capital surplus (Notes 11 and 20)	—	(599,728)	—	—	—	—	—	—	—	(599,728)
Restricted shares	(6,692)	(17,650)	—	1,729	—	—	—	145,634	—	123,021
Profit for the year	—	—	—	2,796,882	—	—	—	—	—	2,796,882
Other comprehensive income (loss) for the year	—	—	—	42,072	(232,652)	—	678	—	—	(189,902)
Effect of disposal of subsidiary	—	—	—	—	287,645	(287,645)	—	—	—	—

December 31, 2017	8,862,971	6,271,448	1,166,517	2,815,966	65,593	—	678	(54,570)	(1,007,654)	18,120,949

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2016 and 2017

	Note	(Adjusted) 2015	2016	2017	2017
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before income tax – continuing operations		2,846,056	1,700,435	1,532,416	51,701
Profit (loss) before income tax – discontinued operations	18	(34,233)	(122,105)	1,814,953	61,233

Profit before income tax including discontinued operations		2,811,823	1,578,330	3,347,369	112,934
Adjustments to reconcile profit before income tax to net cash flows :
Depreciation of property, plant and equipment	14	3,018,977	3,228,441	2,899,278	97,816
Amortization of assets		2,946	2,838	—	—
Allowance (reversal) for impairment of accounts and notes receivable	16	—	87	(87)	(3)
Interest expense		127,035	145,151	192,839	6,506
Interest income		(68,283)	(42,307)	(53,587)	(1,808)
Impairment of available-for-sale financial assets	8	8,584	—	—	—
Impairment of property, plant and equipment	14	1,478	8,198	956	32
Gain on disposal of property, plant and equipment, net		(1,640)	(6,839)	(132,774)	(4,480)
Gain on disposal of a subsidiary	18	—	—	(1,843,234)	(62,187)
Insurance compensation income	6	—	—	(486,858)	(16,426)
Share of (profit) loss of associates	4,8	(31,269)	(28,924)	179,491	6,056
Gain on disposal of long-term investment in associates	8	—	—	(16,929)	(571)
Donations		—	127	—	—
Share-based payments	5	207,242	356,463	123,021	4,151
Deferred income		(2,496)	(2,403)	(11,995)	(405)
Changes in operating assets and liabilities:
Accounts and notes receivable		986,205	(480,348)	127,800	4,312
Accounts receivable – related parties		—	—	(240)	(8)
Other receivables		(42,140)	(124,226)	(15,644)	(528)
Other receivables – related parties		—	—	35,855	1,210
Inventories		36,974	(347,133)	(63,910)	(2,156)
Prepayments		78,676	12,291	126,708	4,275
Other financial assets		191,974	17,243	1,600	54
Other non-current assets		(42,061)	6,914	6,914	233
Accounts payable		(366,445)	215,555	(147,859)	(4,988)
Accounts payable – related parties		—	—	263	9
Other payables		46,054	(249,607)	438,682	14,800
Other payables – related parties		—	—	(43,144)	(1,456)
Provisions – current		(21,683)	(16,184)	46,592	1,572
Receipts in advance		(47,230)	2,150	(5,913)	(199)
Other current liabilities		(12,851)	22,878	(15,469)	(522)
Net defined benefit liability, non-current		(14,044)	(15,886)	(17,604)	(594)

Cash generated from operations		6,867,826	4,282,809	4,672,121	157,629
Interest received		67,960	44,413	47,815	1,613
Dividend received	13	—	5,730	14,325	483
Interest paid		(127,568)	(145,668)	(189,381)	(6,389)
Income tax paid		(1,412,427)	(499,293)	(387,590)	(13,077)

Net cash generated from operating activities		5,395,791	3,687,991	4,157,290	140,259

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2015, 2016 and 2017

	Note	(Adjusted) 2015	2016	2017	2017
		NT$000	NT$000	NT$000	US$000
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment		48,275	59,134	306,634	10,345
Proceeds from insurance compensation		—	—	486,858	16,426
Net cash flow from disposal of a subsidiary	30	—	—	1,781,213	60,095
Acquisition of property, plant and equipment	30	(4,428,057)	(4,471,465)	(4,682,705)	(157,986)
Acquisition of available-for-sale financial assets		—	—	(10,940)	(369)
Acquisition of investment in associate	13	(116,000)	—	(1,373,486)	(46,339)
Decrease (increase) in refundable deposits		(589)	407	(11)	(1)
Increase in other non-current assets		—	(139,304)	—	—
Increase in other financial assets – current		(7,822)	(5,466)	(964)	(32)

Net cash used in investing activities		(4,504,193)	(4,556,694)	(3,493,401)	(117,861)

Cash flows from financing activities
Prepaid cost of issuing new shares		(42,774)	—	—	—
Proceeds from short-term bank loans		4,725,030	3,820,594	5,560,354	187,596
Payments on short-term bank loans		(5,344,425)	(4,969,469)	(4,278,518)	(144,349)
Proceeds from long-term bank loans		2,000,000	10,560,000	148,829	5,021
Payments on long-term bank loans		(1,508,153)	(6,200,567)	(1,124,699)	(37,945)
Increase (decrease) in guarantee deposits	30	405	(44)	(33)	(1)
Payments on repurchase of shares	30	(1,441,359)	(1,007,654)	—	—
Acquisition of the interest of a subsidiary	28	(1,444,224)	—	—	—
Cash paid in respect of share-based payments		(7,873)	(292,623)	—	—
Cash dividend – the Company	11,20	(840,207)	(1,792,553)	(257,026)	(8,672)
Cash distribution from capital surplus – the Company	11	—	—	(599,728)	(20,234)
Cash dividend – Predecessors’ interests		(125,293)	—	—	—
Payments on capital reorganization	29,30	—	(3,341,621)	—	—

Net cash used in financing activities		(4,028,873)	(3,223,937)	(550,821)	(18,584)

Net increase (decrease) in cash and cash equivalents		(3,137,275)	(4,092,640)	113,068	3,814
Effect of foreign exchange rate changes		(528)	(73,447)	(38,617)	(1,303)
Cash and cash equivalents at beginning of year	17	15,265,153	12,127,350	7,961,263	268,599

Cash and cash equivalents at end of year	17	12,127,350	7,961,263	8,035,714	271,110

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

1.	Corporate and group information

ChipMOS TECHNOLOGIES INC. (the “Company” or “ChipMOS Taiwan”) was incorporated in the Republic of China (“ROC”) on July 28, 1997. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in the research, development, manufacturing and sale of high-integration and high-precision integrated circuits and related assembly and testing services. On April 11, 2014, the Company’s shares were listed on the Taiwan Stock Exchange (“TWSE”). On November 1, 2016, the Company’s American Depositary Shares (“ADSs”) was listed on the NASDAQ Global Select Market and traded under the ticker symbol “IMOS”.

On June 17, 2015, the former 47.54%-owned subsidiary, ThaiLin Semiconductor Corp. (“ThaiLin”) was merged with and into ChipMOS Taiwan, with ChipMOS Taiwan being the surviving company after the merger. The transaction was treated as an equity transaction. Please see note 28 for detailed information.

As of October 31, 2016, the former parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) owned 60.25% of ChipMOS Taiwan’s outstanding shares, was merged with and into ChipMOS Taiwan, with the latter being the surviving company after the merger, pursuant to the agreement and plan of merger, dated January 21, 2016, by and between ChipMOS Bermuda and ChipMOS Taiwan (the “Merger”). Detailed information about the capital reorganization is provided in Note 2 ee).

As of November 30, 2016, the Board of Directors of the Company approved an agreement to form a joint-venture between the Company and Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”). Under the joint-venture agreement, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), a wholly-owned subsidiary of ChipMOS Taiwan, will sell 54.98% of the equity interests of its wholly-owned subsidiary, ChipMOS TECHNOLOGIES (Shanghai) LTD. (“ChipMOS Shanghai”), to a group led by Tsinghua Unigroup (“strategic investors”). After the consummation of such equity interest transfer, ChipMOS BVI will own 45.02% of the equity interests of ChipMOS Shanghai. As of December 31, 2016, the assets, liabilities and equity related to ChipMOS Shanghai have been reclassified as held for sale and presented as discontinued operations for satisfying the definition of discontinued operations. The equity transfer was completed in March 2017. Please see Note 18 for detailed information.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

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

The consolidated financial statements have been prepared on a historical cost basis, except for the defined benefit pension plans – plan assets measured at fair value.

These consolidated financial statements are presented in New Taiwan dollars (“NT$”), which is the Company’s functional currency.

b)	New and amended standards adopted by the group

Amendments to IAS 7 “Disclosure Initiative”

This amendment requires that an entity shall provide more disclosures related to changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Please refer to Note 30.

c)	New and revised International Financial Reporting Standards not yet adopted

Amendments to IFRSs which have been published but are not mandatory for the financial year ending December 31, 2017 are not expected to have a material impact on the Group. Major Amendment to IFRSs that are not yet effective are listed below:

New Standards, Interpretations and Amendments	Effective date by IASB
IFRS 9, “Financial Instruments”	January 1, 2018
IFRS 15, “Revenue from Contracts with Customers”	January 1, 2018
IFRS 16, “Leases”	January 1, 2019

When adopting the new standards effective from 2018, the Group will apply the new rules under IFRS 9 “Financial Instruments” (“IFRS 9”) and adopt IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) using the modified retrospective approach from January 1, 2018. The significant effects of applying the new standards as of January 1, 2018 are summarized below:

(a)	Financial assets at fair value through other comprehensive income

In accordance with IFRS 9, an entity at its sole option may irrevocably designate an investment in an equity instrument not held for dealing or trading purpose at initial recognition as financial assets at fair value through other comprehensive income. The Group expects to reclassify available-for-sale financial assets, which were stated at cost less any impairment losses, in the amount of NT$9,950 thousand (US$336 thousand), to financial assets at fair value through other comprehensive income. Accordingly, as of January 1, 2018, financial assets at fair value through other comprehensive income, retained earnings and other reserve will be increased by NT$89,335 thousand (US$3,014 thousand), NT$28,584 thousand (US$964 thousand) and NT$50,801 thousand (US$1,714 thousand), respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

2.	Basis of preparation of financial statements and principal accounting policies (continued)

c)	New and revised International Financial Reporting Standards not yet adopted (continued)

(b)	Financial assets at fair value through profit or loss

In accordance with IFRS 9, the Group expects to reclassify available-for-sale financial assets, which were stated at cost less any impairment losses, in the amounts of NT$10,940 thousand (US$369 thousand), to financial assets at fair value through profit or loss. Accordingly, as of January 1, 2018, financial assets at fair value through profit or loss and retained earnings will be increased by NT$11,433 thousand (US$386 thousand) and NT$493 thousand (US$17 thousand), respectively.

(c)	Provision for impairment

In line with the regulations under IFRS 9 on provision for impairment based on the expected credit loss model, as of January 1, 2018, contract assets will be decreased by NT$115 thousand (US$4 thousand), accounts receivable decreased by NT$1,819 thousand (US$61 thousand), other receivables decreased by NT$5 thousand (US$169), other receivables – related parties decreased by NT$2 thousand (US$67), and retained earnings decreased by NT$1,941 thousand (US$65 thousand).

(d)	Revenue recognition of customized products

The Group provides high-integration and high-precision integrated circuits and related assembly and testing services based on the specifications as required by the customers. The revenue is recognized when the significant risks and rewards are transferred under existing accounting policies (refer to Note 2 u)), and the timing of recognition usually occurred upon service completion. Considering that the Group provides assembly and testing service to create or enhance a highly customized product and the customer controls the asset as it is created or enhanced, the revenue will be recognized over time based on the percentage of completion under IFRS 15. As of January 1, 2018, using the modified retrospective approach, the Group also elects the use of practical expedient to only account for incomplete contracts at the date of initial application. Hence all the work in process and finished goods accounted in inventories will be transferred to retained earnings and contract assets will be recognized. As a result, retained earnings will be increased by NT$46,607 thousand (US$1,572 thousand), inventory decreased by NT$208,505 thousand (US$7,035 thousand) and contract assets increased by NT$255,112 thousand (US$8,607 thousand).

(e)	Presentation of contract assets and contract liabilities

In line with IFRS 15 requirements, the Group’s liabilities in relation to sales discounts to customers are recognized as contract liabilities, but were previously presented as current provisions on the consolidated statement of financial position. As of January 1, 2018, the balance is NT$70,156 thousand (US$2,367 thousand).

(f)	Recognition of deferred tax

When initially adopting IFRS 9 and IFRS 15, the Group will have to recognize adjustments on the consolidated statement of financial position which would result to temporary differences. Accordingly, as of January 1, 2018, deferred tax assets will be decreased by NT$736 thousand (US$25 thousand) and deferred tax liabilities increased by NT$19,651 thousand (US$663 thousand).

Other Amendments to IFRSs not listed above are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

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

Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%)
				December 31,
Name of investor	Name of investee	Main businesses	Location	2016	2017	Note
The Company	ChipMOS U.S.A., Inc. (“ChipMOS USA”)	Research, development and marketing of semiconductors, circuits, and electronic related products	San Jose, USA	100	100
The Company	ChipMOS BVI	Holding company	British Virgin Islands	100	100
ChipMOS BVI	ChipMOS Shanghai	Semiconductor assembling and testing services	People’s Republic of China (“PRC”)	100	—	*

*	On November 30, 2016, the Company’s Board of Directors approved ChipMOS BVI’s disposal of 54.98% shareholding of its subsidiary, ChipMOS Shanghai. The transaction was completed in March 2017, thereafter, ChipMOS Shanghai was excluded from the consolidated financial statements and recorded as “Investment in associates”. Detailed information is provided in Note 13.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

2.	Basis of preparation of financial statements and principal accounting policies (continued)

e)	Significant judgments and estimates

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the recorded amounts of assets, liabilities, revenue and expenses of the Group. The Group continually evaluates these estimates, including those related to share-based payments, impairment of receivables, impairment of non-financial assets, depreciation of property, plant and equipment, defined benefit plans, deferred tax assets and deferred tax liabilities. The Group bases its estimates on historical experience and other assumptions, which it believes to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions and conditions.

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

Judgments

In the process of applying the Group’s accounting policies, management has made the following judgments which have the most significant effect on the amounts recognized in the consolidated financial statements:

Provisions – deficiency compensation

The Group is primarily providing high-integration and high-precision integrated circuit of the packaging and testing services. In cases of deficiencies in the assembly and testing services provided, the Group has to clarify the reason for deficiencies and attribution of responsibility. The Group follows the guidance of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” to determine provisions for deficiency compensation. Since the timing and amount of these provisions are based on assumptions and estimates it requires management to make critical judgments.

Estimates and assumptions

Revenue recognition

The Group estimates sales discounts and returns based on historical results and other known factors. Provisions for such liabilities are recorded as a deduction item to sales revenues when the sales are recognized. The Group reassesses the reasonableness of estimates of discounts and returns periodically.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

2.	Basis of preparation of financial statements and principal accounting policies (continued)

e)	Significant judgments and estimates (continued)

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

	2016	2017	2018	2019
	NT$000	NT$000	NT$000	NT$000
Decrease in depreciation expenses	(119,737)	(605,259)	(389,972)	(164,824)

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

Depreciation is provided on the straight-line method, based on the estimated useful life of the individual assets, as follows:

Buildings	6 to 51 years
Machinery and equipment	2 to 8 years
Tools	2 to 3 years
Other equipment	2 to 6 years

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

December 31, 2015, 2016 and 2017

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

December 31, 2015, 2016 and 2017

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

All regular way purchases or sales of financial assets are recognized on the settlement date, that is, the date that the Group completes the purchase or sell of the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

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

December 31, 2015, 2016 and 2017

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

December 31, 2015, 2016 and 2017

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

December 31, 2015, 2016 and 2017

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

The Group’s investments in associates are accounted for using the equity method. An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies. Any difference between the acquisition cost and the Group’s share of the net fair value of the identifiable assets and liabilities of associates is accounted for as follows:

(a)	Any excess of the acquisition cost over the Group’s share of the net fair value of the identifiable assets and liabilities of an associate at the date of acquisition is recognized as goodwill and is included in the carrying amount of the investment. Amortization of goodwill is not permitted.

(b)	Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities of an associate over the acquisition cost, after reassessing the fair value, is recognized as a gain in profit or loss on the acquisition date.

Under the equity method, the investments in associates are carried on the statements of financial position at cost plus post acquisition changes in the Group’s share of profit or loss and other comprehensive income of associates. The Group’s share of changes in associates’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively, of the Group. Distributions received from an associate reduce the carrying amount of the investment. Any unrealized gains and losses resulting from transactions between the Group and the associate are eliminated to the extent of the Group’s interest in the associate.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

2.	Basis of preparation of financial statements and principal accounting policies (continued)

m)	Investments in associates (continued)

Upon an associate’s issuance of new shares, if the Group takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate. Upon an associate’s issuance of new shares, if the Group does not take up proportionate shares and reduces its shareholding while maintaining its significant influence over that associate, the Group will treat the transaction as deemed disposal and reclassify to profit or loss the proportion of the gain or loss previously recognized in other comprehensive income relating to that reduction in ownership interest where appropriate.

The Group ceases to use the equity method upon loss of significant influence over an associate. Any difference between the carrying amount of the investment in an associate upon loss of significant influence and the fair value of the retained investment plus proceeds from disposal will be recognized in profit or loss.

The Group determines at each reporting date whether there is any objective evidence that the investments in associates are impaired. An impairment loss, being the difference between the recoverable amount of the associate and its carrying value, is recognized in profit or loss in the consolidated statements of comprehensive income and forms part of the carrying amount of the investments.

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

December 31, 2015, 2016 and 2017

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

December 31, 2015, 2016 and 2017

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

December 31, 2015, 2016 and 2017

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

The Group engaged in the research, development, manufacturing and sale of high-integration and high-precision integrated circuits and related assembly and testing services. The criteria that the Group uses to determine when to recognize revenue are: (a) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods; (b) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Group ; (e) the stage of completion of the transaction at the end of the reporting period can be measured reliably, and (f) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

2.	Basis of preparation of financial statements and principal accounting policies (continued)

v)	Research and development costs

Research and development costs that do not meet the criteria of internally generated intangible assets of IAS 38 “Intangible Assets” are expensed in the period in which it is incurred.

w)	Borrowing costs

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

x)	Pension and other post-employment benefits

The Group operates defined contribution and defined benefit plans in the ROC and PRC. For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement plans, the cost of providing benefit is recognized based on actuarial calculations.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the year end. Remeasurements are recognized in other comprehensive income in the period which they incur. Past service costs are recognized in the consolidated statements of comprehensive income on the earlier of the date of the plan amendment or curtailment, and the date that the Group recognizes restructuring-related costs. Net interest is calculated by applying the discount rate to the net defined benefit liability or asset. The Group recognizes i) service costs comprising current service costs, past service costs, gains and losses on curtailments and non-routine settlements, and ii) net interest expense or income, under cost of revenue, research and development expenses, sales and marketing expenses and general and administrative expenses in the consolidated statements of comprehensive income.

Employee entitlements to annual leave are recognized when they accrue to employees. An accrual is made for the estimated liability for annual leave as a result of services rendered by employees up to the end of the reporting period.

y)	Share-based payments

Employees of the Group receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions) or share appreciation rights, which are settled in cash (cash-settled transactions).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

2.	Basis of preparation of financial statements and principal accounting policies (continued)

y)	Share-based payments (continued)

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model.

That cost is recognized, together with a corresponding increase in capital surplus in equity, over the period in which the performance and/or service conditions are fulfilled in employee benefit expenses. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

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

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using an appropriate valuation model. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured to fair value at each reporting date up to, and including the settlement date, with changes in fair value recognized in employee benefit expenses.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

2.	Basis of preparation of financial statements and principal accounting policies (continued)

z)	Income tax

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

2.	Basis of preparation of financial statements and principal accounting policies (continued)

z)	Income tax (continued)

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

aa)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired.

bb)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of key management personnel of the Group or the Group’s parent.

or

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group.

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	The entity and the Group are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

2.	Basis of preparation of financial statements and principal accounting policies (continued)

cc)	Subsidiaries

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

dd)	Fair value measurement

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

2.	Basis of preparation of financial statements and principal accounting policies (continued)

dd)	Fair value measurement (continued)

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

ee)	Capital reorganization

The Company merged with ChipMOS Bermuda on October 31, 2016 and the transaction was accounted as capital reorganization within the Group. When presenting comparative financial statements, the Company presented it as if ChipMOS Bermuda had always been combined and the financial statements were restated retrospectively. The assets and liabilities acquired from ChipMOS Bermuda was measured by using book value method, and any differences between the consideration given by the Company and the aggregate book value of the assets and liabilities of ChipMOS Bermuda was first accounted for as addition (deduction) in capital surplus arises from share premium, if the share premium is insufficient, the amount will be accounted for as deduction from retained earnings. In addition, on the effective date of the Merger, the Company reclassified its shares originally held by ChipMOS Bermuda as treasury stock and cancelled those shares with deduction in share premium equal to the proportion of retired shares. If the share premium is insufficient, the amount will be accounted for as deduction from retained earnings. Transaction costs attributable to the Merger are accounted for as deduction from equity.

When presenting comparative financial statements, the Company presented it as if ChipMOS Bermuda had always been combined and the financial statements were restated retrospectively. Net income attributable to ChipMOS Bermuda prior to the Merger were presented as “Predecessors’ interests”.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

3.	Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2017, which was NT$29.64 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

4.	Segment Information

The Group engages mainly in the assembly and testing of semiconductors, memory module and investing. In accordance with IFRS 8 “Operating Segments”, the Group’s chief operating decision maker has been identified as the Chairman of the Board of Directors, who reviews these segment results by Testing, Assembly, Testing and Assembly for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors (“LCDD”) and Bumping when making decisions about allocating resources and assessing the performance of the Group. The information of the segments’ other assets and liabilities are not regularly provided to the Chairman of the Board of Directors for decision making. Financial segment information is as below:

The Group uses operating profit (loss) as the measurement for segment profit (loss) and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

	2015
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total continuing operations	Discontinued operations
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,546,394	5,525,582	5,396,001	3,369,112	—	—	18,837,089	1,032,302
Inter-segment	172,264	528	—	—	44,577	(217,369)	—	—

Total revenue	4,718,658	5,526,110	5,396,001	3,369,112	44,577	(217,369)	18,837,089	1,032,302

Operating profit (loss)	1,203,169	117,127	1,354,398	28,605	(47,191)	(7,681)	2,648,427	(61,214)
Depreciation and amortization	(646,545)	(550,819)	(1,157,809)	(548,234)	(357)	543	(2,903,221)	(118,702)
Interest income	—	—	—	—	60,552	(1,690)	58,862	9,421
Interest expense	—	—	—	—	(128,311)	1,690	(126,621)	(414)
Share of profit of associates	—	—	—	—	25,346	5,923	31,269	—
Purchase of property, plant and equipment	796,964	895,767	1,366,389	589,615	2,477	(6,652)	3,644,560	—

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

4.	Segment Information (continued)

	2016
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total continuing operations	Discontinued operations
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,587,054	5,880,780	4,920,302	2,999,457	—	—	18,387,593	1,005,166
Inter-segment	—	1,103	—	510	41,670	(43,283)	—	—

Total revenue	4,587,054	5,881,883	4,920,302	2,999,967	41,670	(43,283)	18,387,593	1,005,166

Operating profit (loss)	1,346,874	143,220	963,698	(341,356)	(82,331)	(31,530)	1,998,575	(146,263)
Depreciation and amortization	(664,026)	(635,481)	(1,167,908)	(622,412)	(565)	488	(3,089,904)	(141,375)
Interest income	—	—	—	—	51,756	(13,202)	38,554	3,753
Interest expense	—	—	—	—	(144,545)	—	(144,545)	(606)
Share of profit (loss) of associates	—	—	—	—	(128,866)	157,790	28,924	—
Purchase of property, plant and equipment	771,500	554,162	910,457	887,144	49	—	3,123,312	1,567,683

	2017
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total continuing operations	Total continuing operations	Discontinued operations	Discontinued operations
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000	NT$000	US$000
Revenue
External customers	4,838,246	5,259,281	4,789,869	3,053,459	—	—	17,940,855	605,292	227,095	7,662
Inter-segment	—	—	247	—	35,808	(36,055)	—	—	—	—

Total revenue	4,838,246	5,259,281	4,790,116	3,053,459	35,808	(36,055)	17,940,855	605,292	227,095	7,662

Operating profit (loss)	1,448,939	(55,198)	1,285,495	(336,123)	(100,545)	(2,687)	2,239,881	75,570	(25,394)	(857)
Depreciation and amortization	(673,393)	(597,500)	(1,048,587)	(579,605)	(503)	310	(2,899,278)	(97,816)	—	—
Interest income	—	—	—	—	53,123	—	53,123	1,792	464	16
Interest expense	—	—	—	—	(190,425)	—	(190,425)	(6,425)	(2,414)	(81)
Share of profit (loss) of associates	—	—	—	—	1,347,851	(1,527,342)	(179,491)	(6,056)	—	—
Purchase of property, plant and equipment	836,894	655,879	2,615,153	594,765	—	—	4,702,691	158,660	—	—

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

4.	Segment Information (continued)

Geographic information of revenue:

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Area
ROC	13,529,739	12,728,014	13,152,419	443,739
Japan	986,403	1,855,674	2,257,296	76,157
Singapore	2,928,591	3,087,835	1,798,585	60,681
Others	1,392,356	716,070	732,555	24,715

	18,837,089	18,387,593	17,940,855	605,292

Net revenue from customers representing at least 10% of the total revenue:

	2015		2016		2017		2017
	Amount	%	Amount	%	Amount	%	Amount
	NT$000		NT$000		NT$000		US$000
Customers
Customer A	4,307,855	23	3,370,285	18	3,434,873	19	115,886
Customer K	2,386,975	13	2,633,431	14	2,742,882	15	92,540
Customer I	2,935,820	16	3,085,190	17	1,798,111	10	60,665
Customer C	1,761,049	9	1,870,675	10	1,530,209	9	51,626

The revenue generated from the above customers is mainly from the segments of Assembly and LCDD.

5.	Operating costs and expenses

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Change of finished goods and work in process	7,899	(19,498)	31,977	1,079
Consumption of raw materials and supplies	3,271,581	3,346,540	3,036,350	102,441
Employee benefit expenses	5,358,962	5,317,125	5,895,778	198,913
Depreciation and amortization	2,903,221	3,089,904	2,899,278	97,816
Other expenses	4,752,050	4,745,253	4,530,425	152,848

Total operating costs and expenses	16,293,713	16,479,324	16,393,808	553,097

Employee benefit expenses
Salaries	4,300,550	4,126,203	4,874,709	164,464
Labor and health insurance	355,331	351,232	390,788	13,184
Pension	179,665	183,293	198,502	6,697
Share-based payments	207,242	356,463	123,021	4,151
Other personnel expenses	316,174	299,934	308,758	10,417

	5,358,962	5,317,125	5,895,778	198,913

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

6.	Other operating income (expenses), net

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Gain on disposal of property, plant and equipment, net	1,562	2,575	132,777	4,480
Impairment on property, plant and equipment	(1,460)	(8,198)	(956)	(32)
Gain on disposal of scrapped materials	31,870	30,476	27,940	943
Gain on disposal of items purchased on behalf of others	22,893	48,812	26,417	891
Royalty income	—	—	11,998	405
Insurance compensation income	—	7,033	486,858	16,426
Others	50,186	9,608	7,800	262

	105,051	90,306	692,834	23,375

7.	Finance costs

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Interest on bank loans	146,003	157,254	208,486	7,034
Interest on lease payable	—	212	708	24
Less: Amounts capitalized in qualifying assets	(19,382)	(12,921)	(18,769)	(633)

	126,621	144,545	190,425	6,425
Finance expense	15,890	34,571	26,858	906

	142,511	179,116	217,283	7,331

8.	Other non-operating income (expenses), net

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Interest income	58,862	38,554	53,123	1,792
Foreign exchange gains (losses), net	241,983	(195,326)	(418,970)	(14,135)
Impairment of available-for-sale financial assets	(8,584)	—	—	—
Gain on disposal of financial assets at fair value through profit or loss	11,483	621	637	22
Gain on disposal of long-term investment in associates	—	—	16,929	571
Share of profit (loss) of associates	31,269	28,924	(179,491)	(6,056)
Reimbursement of ADSs service charge	—	—	23,707	800
Others	5,127	8,203	13,883	468

	340,140	(119,024)	(490,182)	(16,538)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

9.	Income tax expense

Income tax expense arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions, based on existing legislation, interpretations and practices in respect thereof.

The statutory tax rates for the years ended December 31, 2015, 2016 and 2017 for ChipMOS Taiwan and ChipMOS Shanghai were 17% and 25%, respectively. The statutory tax rate for the year ended December 31, 2015 for ThaiLin was 17%.

a)	The major components of income tax expense for the years ended December 31, 2015, 2016 and 2017 are:

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Current income tax:
Current income tax on profits for the period	720,461	331,144	125,376	4,230
Income tax (benefit) on unappropriated retained earnings	198,157	(174,930)	246,684	8,322
Prior year income tax (over) under estimation	(1,732)	4,527	67,885	2,290

Total current income tax	916,886	160,741	439,945	14,842

Deferred income tax:
Relating to origination and reversal of temporary differences	18,969	16,379	110,542	3,730

Total deferred income tax	18,969	16,379	110,542	3,730

Income tax expense reported in the consolidated statements of comprehensive income	935,855	177,120	550,487	18,572

Unappropriated retained earnings decreased by NT$5,052,343 thousand due to the capital reorganization, and accordingly the Company did not recognize an additional 10% tax on respective unappropriated retained earnings for the year 2015. Information about the capital reorganization for the year ended December 31, 2016 is provided in Note 29.

Deferred tax charged to other comprehensive income:

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Remeasurement of defined benefit obligations	(7,099)	(7,375)	8,642	292

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

9.	Income tax expense (continued)

b)	Reconciliation of income tax expense and the accounting profit before income tax:

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Tax calculated based on profit before tax and statutory tax rate	462,692	214,550	566,649	19,118
Expenses disallowed (added) by tax regulations	5,692	(2,190)	10,185	344
Temporary difference not recognized as deferred tax assets	6,522	1,306	(85,168)	(2,873)
Tax exempted (income) expenses by tax regulation	(13,483)	12,057	(256,788)	(8,664)
Taxable loss not recognized as deferred tax assets	25,737	54,012	—	—
Effect of different tax rates in countries in which the Group operates	3,100	10,451	1,040	35
Withholding tax	249,170	57,337	—	—
Prior year income tax (over) under estimation	(1,732)	4,527	67,885	2,290
Income tax (benefit) on unappropriated retained earnings	198,157	(174,930)	246,684	8,322

Income tax expense reported in the consolidated statements of comprehensive income	935,855	177,120	550,487	18,572

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

9.	Income tax expense (continued)

c)	The details of deferred tax assets (liabilities) are as follows:

	January 1,	Profit and (loss)	Other comprehensive income	December 31,	December 31,
	NT$000	NT$000	NT$000	NT$000	US$000
Year of 2016
Deferred tax assets
Unrealized exchange losses	(5,843)	5,843	—	—
Inventories	14,823	11,501	—	26,324
Property, plant and equipment	3,672	77,197	—	80,869
Deferred income	50,423	(9,129)	—	41,294
Provisions	16,473	(5,241)	—	11,232
Net defined benefit liability, non-current	86,719	(4,007)	7,375	90,087

Deferred tax assets	166,267	76,164	7,375	249,806

Deferred tax liabilities
Unrealized exchange gains	—	(14,155)	—	(14,155)
Property, plant and equipment	—	(78,388)	—	(78,388)

Deferred tax liabilities	—	(92,543)	—	(92,543)

Year of 2017
Deferred tax assets
Unrealized exchange losses	—	8,167	—	8,167	276
Inventories	26,324	(17,192)	—	9,132	308
Property, plant and equipment	80,869	(25,375)	—	55,494	1,872
Deferred income	41,294	(1,809)	—	39,485	1,332
Provisions	11,232	10,411	—	21,643	730
Net defined benefit liability, non-current	90,087	(2,994)	(8,642)	78,451	2,647

Deferred tax assets	249,806	(28,792)	(8,642)	212,372	7,165

Deferred tax liabilities
Unrealized exchange gains	(14,155)	14,155	—	—	—
Property, plant and equipment	(78,388)	(95,905)	—	(174,293)	(5,880)

Deferred tax liabilities	(92,543)	(81,750)	—	(174,293)	(5,880)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

9.	Income tax expense (continued)

d)	The Company has not recognized deductible and taxable temporary differences associated with investments as deferred tax assets and liabilities. As of December 31, 2017, the amounts of deductible and taxable temporary differences unrecognized as deferred tax assets and liabilities were NT$28,584 thousand (US$964 thousand) and NT$920,943 thousand (US$31,071 thousand), respectively. As of December 31, 2016, the amount of deductible temporary differences unrecognized as deferred tax assets was NT$534,568 thousand.

e)	The Company’s income tax returns through 2015 have been assessed and approved by the Tax Authority.

f)	The Company’s unappropriated retained earnings were all generated in and after 1998.

g)	The balance of the imputation tax credit account was NT$1,192,119 thousand as of December 31, 2016 and the creditable tax rate was 20.48%. With the abolishment of the imputation tax system under the amendments to the Income Tax Act promulgated in February 2018, the information on the balance of the imputation tax credit account as of December 31, 2017, is no longer disclosed. Please refer to Note 37.

10.	Earnings per share (“EPS”)

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

The following reflects the income and share data used in the basic and diluted EPS computations:

	2015
	Amount after income tax	Weighted average number of ordinary shares outstanding*	Earnings per share
Basic earnings per share	NT$000	in thousands	NT$
Profit (loss) attributable to:
Equity holders of the Company
- Continuing operations	2,164,557		2.47
- Discontinued operations	(34,233)		(0.04)

Equity holders of the Company	2,130,324		2.43
Predecessors’ interests	(291,429)		(0.33)

	1,838,895	877,402	2.10

Diluted earnings per share
Employees’ bonuses		10,867
Restricted shares		27

Profit (loss) attributable to:
Equity holders of the Company
- Continuing operations	2,164,557		2.44
- Discontinued operations	(34,233)		(0.04)

Equity holders of the Company	2,130,324		2.40
Predecessors’ interests	(291,429)		(0.33)

	1,838,895	888,296	2.07

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

10.	Earnings per share (“EPS”) (continued)

	2016
	Amount after income tax	Weighted average number of ordinary shares outstanding*	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit (loss) attributable to:
Equity holders of the Company
- Continuing operations	1,829,327		2.13
- Discontinued operations	(122,105)		(0.14)

Equity holders of the Company	1,707,222		1.99
Predecessors’ interests	(306,012)		(0.35)

	1,401,210	859,644	1.64

Diluted earnings per share
Employees’ bonuses		3,035
Restricted shares		4,122

Profit (loss) attributable to:
Equity holders of the Company
- Continuing operations	1,829,327		2.11
- Discontinued operations	(122,105)		(0.14)

Equity holders of the Company	1,707,222		1.97
Predecessors’ interests	(306,012)		(0.35)

	1,401,210	866,801	1.62

	2017
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$	US$
Profit attributable to:
Equity holders of the Company
- Continuing operations	981,929		1.16	0.04
- Discontinued operations	1,814,953		2.14	0.07

	2,796,882	846,686	3.30	0.11

Diluted earnings per share
Employees’ bonuses		14,034
Restricted shares		5,075

Profit attributable to:
Equity holders of the Company
- Continuing operations	981,929		1.13	0.04
- Discontinued operations	1,814,953		2.10	0.07

	2,796,882	865,795	3.23	0.11

*	The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

11.	Dividend

A dividend of NT$2.09 per share was approved by the shareholders of the Company on May 31, 2016. The dividend of NT$1,792,553 thousand was fully paid on December 19, 2016 to all ordinary shareholders of record at the close of business on December 3, 2016.

A distribution of NT$1.00 per share (including cash distribution from capital surplus of NT$0.70 per share) was approved by the shareholders of the Company on May 26, 2017. The distribution of NT$856,754 thousand (US$28,906 thousand) was fully paid on July 12, 2017 to all ordinary shareholders of record at the close of business on June 19, 2017.

12.	Available-for-sale financial assets

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Unlisted equity investments, at cost	79,880	49,474	1,669
Less: Allowance for impairment losses	(69,920)	(28,584)	(964)

	9,960	20,890	705

Due to the operation loss and accumulated deficit of VIGOUR TECHNOLOGY Corporation (“VIGOUR”), the Company has recognized full impairment loss of its investments on VIGOUR amounted to NT$41,336 thousand (US$1,395 thousand) in prior years. Based on the Company’s assessment, considering VIGOUR is currently in liquidation process and no residual assets are expected to be available for distributions, the carrying amount of investments and accumulated impairment losses were reclassified to “Other receivables” in the fourth quarter of 2017.

As of December 31, 2016 and 2017, no available-for-sale financial assets were pledged.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

13.	Investment in associates

Details of investment in associates are as follows:

	Country of incorporation and business	Measurement method	December 31, 2016		December 31, 2017
Investee company			Carrying amount	Ownership	Carrying amount		Ownership
			NT$000%		NT$000	US$000%
JMC ELECTRONICS CO., LTD. (“JMC”)	Kaohsiung Taiwan	Equity method	369,329	21.22	373,276	12,593	19.10
ChipMOS Shanghai	Shanghai PRC	Equity method	—	—	3,060,056	103,241	45.02

In January 2017, the Company did not participate in the capital increase of JMC, which reduced the Company’s shareholding from 21.22% to 19.10%. Given that the Company still retains significant influence by holding two seats in JMC’s Board of Directors, JMC was still recognized as “Investment in associates”. As a result of the change in shareholding, the Company recognized disposal gain from long-term investment amounted to NT$16,929 thousand (US$571 thousand) for the year ended December 31, 2017.

On November 30, 2016, the Company’s Board of Directors adopted a resolution to authorize its subsidiary, ChipMOS BVI, to dispose 54.98% of ChipMOS Shanghai’s equity. The equity transfer was completed in March 2017, and subsequently, due to the loss of control but retention of significant influence, ChipMOS Shanghai was excluded from the consolidated financial statements and was accounted for as an investment in associate. Information is provided in Note 18.

In June 2017, ChipMOS BVI participated in ChipMOS Shanghai’s increase of paid-in capital based on its shareholding and paid in total of NT$1,373,486 thousand (US$46,339 thousand).

For the years ended December 31, 2016 and 2017, the Company recognized its share of profit of investments in associates amounted to NT$28,924 thousand and share of loss of NT$179,491 thousand (US$6,056 thousand), respectively.

The tables below provide summarized financial information for the investment in associates that are material to the Group.

Statements of financial position

	JMC
	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Current assets	904,571	833,914	28,134
Non-current assets	876,314	1,161,620	39,191
Current liabilities	(258,513)	(284,580)	(9,601)
Non-current liabilities	(2,491)	(1,756)	(59)

Total net assets	1,519,881	1,709,198	57,665

Group’s share	322,509	326,456	11,014
Goodwill	46,820	46,820	1,579

Carrying amount	369,329	373,276	12,593

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

13.	Investment in associates (continued)

Statements of financial position

	ChipMOS Shanghai
	December 31, 2017	December 31, 2017
	NT$000	US$000
Current assets	3,380,641	114,056
Non-current assets	2,766,839	93,348
Current liabilities	(460,054)	(15,521)
Non-current liabilities	(489,097)	(16,501)

Total net assets	5,198,329	175,382

Group’s share	2,340,506	78,965
Depreciable assets	703,536	23,736
Goodwill	22,118	746
Inter-company transactions and amortization	(6,104)	(206)

Carrying amount	3,060,056	103,241

Statements of comprehensive income

	JMC
	Year ended December 31,
	2016	2017	2017
	NT$000	NT$000	US$000
Revenue	1,667,761	1,322,928	44,633

Profit for the year from continuing operations	136,303	4,414	149
Other comprehensive income, net of income tax	(627)	2,903	98

Total comprehensive income	135,676	7,317	247

Dividend received from the associate	5,730	14,325	483

	ChipMOS Shanghai
	Year ended December 31,
	2017	2017
	NT$000	US$000
Revenue	1,141,415	38,509

Loss for the year from continuing operations	(348,472)	(11,757)
Other comprehensive income, net of income tax	—	—

Total comprehensive income	(348,472)	(11,757)

Dividend received from the associate	—	—

According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, total comprehensive income of ChipMOS Shanghai for the three months ended March 31, 2017 was included in the Group’s consolidated statement of comprehensive income with the adjustments of ceasing to recognize depreciation and amortization expenses and the elimination of inter-company transactions. Information about discontinued operations is provided in Note 18.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

14.	Property, plant and equipment, net

	Land	Buildings	Machinery and equipment	Tools	Other equipment	Construction in progress and equipment to be inspected	Total	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
January 1, 2016
Cost	452,738	10,700,236	45,945,380	3,673,636	3,047,001	826,103	64,645,094
Accumulated depreciation and impairment	—	(5,863,556)	(38,602,675)	(3,323,862)	(2,643,441)	—	(50,433,534)

	452,738	4,836,680	7,342,705	349,774	403,560	826,103	14,211,560

January 1, 2016	452,738	4,836,680	7,342,705	349,774	403,560	826,103	14,211,560
Additions	—	255,916	934,913	358,413	351,850	2,789,903	4,690,995
Disposals	—	(51)	(8,624)	—	(351)	—	(9,026)
Reclassifications	—	372,448	1,509,798	22,882	37,373	(1,942,501)	—
Depreciation expenses	—	(631,233)	(2,188,976)	(201,755)	(206,477)	—	(3,228,441)
Impairment losses	—	—	—	—	(8,198)	—	(8,198)
Exchange adjustments	—	(45,814)	(18,196)	(4,871)	(11,134)	(45,689)	(125,704)

December 31, 2016	452,738	4,787,946	7,571,620	524,443	566,623	1,627,816	15,531,186

December 31, 2016
Cost	452,738	11,183,278	47,002,228	3,999,894	3,353,413	1,627,816	67,619,367
Accumulated depreciation and impairment	—	(6,395,332)	(39,430,608)	(3,475,451)	(2,786,790)	—	(52,088,181)

	452,738	4,787,946	7,571,620	524,443	566,623	1,627,816	15,531,186
Less: Property, plant and equipment classified as held for sale	—	(710,191)	(433,688)	(90,460)	(168,314)	(631,315)	(2,033,968)

	452,738	4,077,755	7,137,932	433,983	398,309	996,501	13,497,218

January 1, 2017
Cost	452,738	11,183,278	47,002,228	3,999,894	3,353,413	1,627,816	67,619,367	2,281,355
Accumulated depreciation and impairment	—	(6,395,332)	(39,430,608)	(3,475,451)	(2,786,790)	—	(52,088,181)	(1,757,361)

	452,738	4,787,946	7,571,620	524,443	566,623	1,627,816	15,531,186	523,994
Less: Property, plant and equipment classified as held for sale	—	(710,191)	(433,688)	(90,460)	(168,314)	(631,315)	(2,033,968)	(68,622)

	452,738	4,077,755	7,137,932	433,983	398,309	996,501	13,497,218	455,372

January 1, 2017	452,738	4,077,755	7,137,932	433,983	398,309	996,501	13,497,218	455,372
Additions	—	211,098	2,007,767	571,601	195,957	1,716,268	4,702,691	158,660
Disposals	—	—	(30,066)	(2,302)	(1,865)	—	(34,233)	(1,155)
Reclassifications	—	141,400	1,535,619	44,882	22,149	(1,744,050)	—	—
Depreciation expenses	—	(511,167)	(1,837,482)	(357,695)	(192,934)	—	(2,899,278)	(97,816)
Impairment losses	—	—	—	—	(956)	—	(956)	(32)
Exchange adjustments	—	—	(43)	—	(88)	—	(131)	(5)

December 31, 2017	452,738	3,919,086	8,813,727	690,469	420,572	968,719	15,265,311	515,024

December 31, 2017
Cost	452,738	9,809,970	45,778,207	4,004,703	2,624,083	968,719	63,638,420	2,147,045
Accumulated depreciation and impairment	—	(5,890,884)	(36,964,480)	(3,314,234)	(2,203,511)	—	(48,373,109)	(1,632,021)

	452,738	3,919,086	8,813,727	690,469	420,572	968,719	15,265,311	515,024

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

14.	Property, plant and equipment, net (continued)

As of December 31, 2016 and 2017, certain of the above property, plant and equipment were pledged as collateral for long-term bank loans (Notes 32).

	2016	2017	2017
	NT$000	NT$000	US$000
Capitalization interest	13,435	18,769	633
Capitalization interest rate applied	1.7456%~3.6166%	1.7624%	1.7624%

15.	Inventories

	December 31, 2016
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	1,787,810	(140,463)	1,647,347
Work in process	190,823	(14,203)	176,620
Finished goods	54,190	(175)	54,015

	2,032,823	(154,841)	1,877,982

	December 31, 2017
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000	US$000
Raw materials	1,769,917	(49,183)	1,720,734	58,054
Work in process	180,252	(4,163)	176,089	5,941
Finished goods	32,784	(368)	32,416	1,094

	1,982,953	(53,714)	1,929,239	65,089

The cost of inventories recognized as an expense for the year:

	2016	2017	2017
	NT$000	NT$000	US$000
Cost of revenue	14,670,711	14,766,555	498,197
Loss on abandonment	7,098	38,301	1,292
Allowance for (reversal of) inventory valuation and obsolescence loss	67,663	(101,127)	(3,412)

	14,745,472	14,703,729	496,077

Raw materials are utilized throughout the course of provision of semiconductor bumping, assembly and testing services. Items used for manufacturing and product sales are insignificant.

Reversal of allowance for inventory valuation loss was recognized due to the change in market value of replacement costs.

As of December 31, 2016 and 2017, no inventories were pledged.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

16.	Accounts and notes and other receivables

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Accounts receivable	4,138,580	4,013,705	135,415
Notes receivable	1,753	2,029	69
Less: Allowance for impairment losses	(87)	—	—

	4,140,246	4,015,734	135,484

Other receivables	57,411	56,716	1,914
Less: Allowance for impairment losses	—	—	—

	57,411	56,716	1,914

	4,197,657	4,072,450	137,398

As of December 31, 2016 and 2017, no accounts and notes and other receivables were pledged.

The movements in allowance for impairment of accounts and other receivables during the years are as follows:

	Accounts receivable	Other receivables
	NT$000	NT$000
January 1, 2016	—	—
Impairment losses recognized	87	—

December 31, 2016	87	—
Reversal of allowance for impairment losses	(87)	—

December 31, 2017	—	—

December 31, 2017 (US$000)	—	—

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

The Group’s accounts receivable that were neither past due nor impaired were fully performed in line with the credit standards prescribed based on counterparties’ industrial characteristics, scale of business and profitability.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

16.	Accounts and notes and other receivables (continued)

Ageing of accounts receivable which are past due but not impaired is as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
≤ 1 month	24,141	10,482	354
1 – 2 months	728	477	16
2 – 3 months	183	426	14
3 – 4 months	245	1,431	48
> 4 months	2,013	3,056	103

	27,310	15,872	535

17.	Cash and cash equivalents

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Short-term deposits	3,854,354	3,883,614	131,026
Cash	525	470	16
Cash at banks	4,106,384	4,151,630	140,068

	7,961,263	8,035,714	271,110
Less: Cash and cash equivalents classified as non-current assets held for sale	(389,897)	—	—

	7,571,366	8,035,714	271,110

The cash and cash equivalents of ChipMOS Shanghai as of December 31, 2016, amounted to NT$389,897 thousand was classified and shown as “Non-current assets held for sale”. Information is provided in Note 18.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between 31 days and 3 months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

As of December 31, 2016 and 2017, no cash and cash equivalents were pledged.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

18.	Non-current assets held for sale and discontinued operations

a)	The assets and liabilities related to ChipMOS Shanghai have been classified as non-current assets held for sale and liabilities directly related to non-current assets held for sale and presented as discontinued operations for meeting the definition of discontinued operations following the resolution of the Company’s Board of Directors on November 30, 2016 to sell 54.98% of ChipMOS Shanghai’s equity interest. The transaction was completed in March 2017, and subsequently, due to the loss of control but retention of significant influence, ChipMOS Shanghai was excluded from the consolidated financial statements and recorded as “Investments in associates”. Please refer to Note 13 for more details.

In March 2017, the Company received NT$2,230,544 thousand (US$75,255 thousand) in cash and recognized total gain on disposal of discontinued operations amounted to NT$1,843,234 thousand (US$62,187 thousand). Based on the fair value received and the book value of its investment, gain on disposal of 54.98% equity interest is equal to NT$999,630 thousand (US$33,726 thousand) and gain on fair value remeasurement of 45.02% retained investment is equal to NT$843,604 thousand (US$28,461 thousand).

b)	The cash flow information of the discontinued operations is as follows:

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Net cash generated from (used in) operating activities	1,072,628	(1,109,029)	(109,079)	(3,680)
Net cash used in investing activities	(205,292)	(1,331,564)	(272,925)	(9,208)
Net cash generated from (used in) financing activities	(91,234)	1,463,664	461,312	15,564
Effect of foreign exchange rate changes	(18,636)	(61,336)	(19,874)	(671)

Net increase (decrease) in cash and cash equivalents	757,466	(1,038,265)	59,434	2,005

c)	Assets of disposal group classified as non-current assets held for sale:

December 31,
2016
NT$000
Cash and cash equivalents	389,897
Accounts receivable	230,523
Other receivables	202,909
Inventories	136,842
Prepayments	15,943
Other current financial assets	1,193
Property, plant and equipment, net	2,033,968
Refundable deposits	113
Prepaid rent – non-current portion	82,291
Other non-current assets	11,392

3,105,071

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

18.	Non-current assets held for sale and discontinued operations (continued)

d)	Liabilities of disposal group classified as liabilities directly related to non-current assets held for sale :

December 31,
2016
NT$000
Accounts payable	98,973
Other payables	177,178
Receipts in advance	6,687
Bank loans – current portion	7,614
Lease payable – current	27,702
Other current liabilities	34,276
Bank loans – non-current	106,461
Lease payable – non-current	27,702
Long-term deferred revenue	100,395
Guarantee deposits	651

587,639

e)	Equity of disposal group classified as amounts recognized in other comprehensive income and accumulated in equity relating to non-current assets held for sale :

December 31,
2016
NT$000
Foreign currency translation reserve	287,645

f)	Cumulative income or expense recognized in other comprehensive income relating to disposal group classified as held for sale:

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Exchange differences on translation of foreign operations	(27,893)	(195,972)	(287,645)	(9,705)

g)	The results of discontinued operations are as follows:

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Revenue	1,032,302	1,005,166	227,095	7,662
Cost of revenue	(1,050,075)	(986,004)	(195,078)	(6,582)
Operating expenses	(51,910)	(179,178)	(58,840)	(1,985)
Other operating income (expenses), net	8,469	13,753	1,429	48
Non-operating income (expenses), net	26,981	24,158	(2,887)	(97)

Loss from discontinued operations before income tax	(34,233)	(122,105)	(28,281)	(954)
Income tax expense	—	—	—	—

Loss from discontinued operations after income tax	(34,233)	(122,105)	(28,281)	(954)
Gain on disposal of discontinued operations	—	—	1,843,234	62,187

Profit (loss) from discontinued operations	(34,233)	(122,105)	1,814,953	61,233

Discontinued operations’ revenue is mainly from the segments of testing and assembly.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

19.	Issued capital

	December 31, 2015	December 31, 2016	December 31, 2017
	in thousands	in thousands	in thousands
Authorized shares
Ordinary shares	970,000	1,450,000	970,000

	December 31, 2015	December 31, 2016	December 31, 2017
	in thousands	in thousands	in thousands
Ordinary shares issued and fully paid
Ordinary shares	896,206	886,966	886,297

Issued capital (NT$000)	8,962,066	8,869,663	8,862,971

			(US$299,021 thousand	)

The par value of ordinary shares issued was NT$10 per share.

The movement of ordinary shares issued is set out below:

	2015	2016	2017
	in thousands	in thousands	in thousands
January 1	864,619	896,206	886,966
Transactions with non-controlling interests (Note 28)	35,932	—	—
Restricted shares	15,752	435	—
Unearned restricted shares – cancelled	(97)	—	(669)
Share cancellation	(20,000)	—	—
Issuance of ordinary shares for capital reorganization (Note 29)	—	512,405	—
Cancellation of ordinary shares from capital reorganization (Note 29)	—	(522,080)	—

December 31	896,206	886,966	886,297

On June 17, 2015, ThaiLin merged with the Company, with the latter being the surviving entity and issued 35,932 thousand ordinary shares in order to exchange for the shares of ThaiLin. Information about the merge is provided in Note 28.

The Board of Directors approved the issuance of restricted shares on July 14, 2015 (Refer to Note 35). Other than the vesting conditions, the rights and obligations of these shares issued are the same as those of other issued ordinary shares.

On August 10, 2015, the Board of Directors of the Company approved a share repurchase program for repurchase of ordinary shares by the Company of up to NT$826,800 thousand. As of December 31, 2015, 20,000 thousand shares were repurchased and recorded as treasury stock and all the repurchased shares were retired and cancelled.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

19.	Issued capital (continued)

On February 4, 2016 and May 12, 2016, the Board of Directors of the Company approved the share repurchase programs for repurchase of ordinary shares by the Company of up to NT$600 million and NT$600 million, respectively. As of December 31, 2016 and 2017, 30,000 thousand shares were repurchased and recorded as treasury stock.

On October 31, 2016, the Company’s former parent company, ChipMOS Bermuda was merged with and into the Company, with the latter being the surviving company. Please refer to Note 29 for details of the capital reorganization. Pursuant to the Merger, the Company issued 25,620,267 units of ADSs, which were listed on the NASDAQ Global Select Market, and each ADS represents 20 ordinary shares of the Company. As of December 31, 2017, the outstanding ADSs were 9,431,486 units representing 188,630 thousand ordinary shares of the Company. Major terms and conditions of the ADSs are summarized as follows:

a)	Voting rights:

ADSs holders will have no right to vote directly in shareholders’ meetings with respect to the deposited shares. The depository bank shall vote on behalf of the ADSs holders or provide voting instruction to the designated person of the Company. The depository bank shall vote in the manner as instructed from the ADSs holders.

b)	Distribution of dividends:

ADSs holders are deemed to have the same rights as holders of ordinary shares with respect to the distribution of dividends.

20.	Capital surplus and retained earnings

The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statements of changes in equity.

a)	Capital surplus

Details of the Group’s capital surplus are set out below:

	December 31, 2015	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	NT$000	US$000
Share premium	2,501,767	6,473,471	5,873,743	198,169
Share-based payment	849,482	—	—	—
Restricted shares	397,296	408,051	390,401	13,171
Others	7,304	7,304	7,304	247

	3,755,849	6,888,826	6,271,448	211,587

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

20.	Capital surplus and retained earnings (continued)

b)	Retained earnings

(a)	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

i)	Pay all taxes and duties;

ii)	Offset prior years’ operating losses, if any;

iii)	Set aside 10% of the remaining amount after deducting i) and ii) as legal reserve;

iv)	After items i), ii) and iii) were deducted, the remaining amount may be distributed as shareholders’ dividend.

(b)	The Company’s dividend policy is summarized below: as the Company operates in a volatile business environment, the dividend is distributed taking into consideration the Company’s financial structure, operating results and future expansion plans. The earnings distribution of the Company may be made by way of cash dividend or stock dividend; provided that cash dividends shall account for at least 10% of the total dividends distributed. The earnings distribution will be proposed by the Board of Directors and approved at the shareholders’ meeting.

(c)	Legal reserve can only be used to offset deficits or increase capital in issuing ordinary shares or in distribution cash. The amount of legal reserve that may be used to increase capital or distribute cash shall be limited to the portion of the reserve balance exceeding 25% of the capital stock.

(d)	In accordance with the ROC Securities and Future Bureau regulations, in addition to legal reserve, the Company should set aside a special reserve in an amount equal to the net change in the reduction of prior year’s shareholders’ equity, resulting from adjustments. Such special reserve is not available for dividend distribution. In the subsequent year(s), if the year-end balances no longer had a net reduction in the shareholders’ equity, the special reserve previously set aside will then be available for distribution.

(e)	The distribution of 2014, 2015 and 2016 were resolved at the shareholders’ meetings on June 3, 2015 and May 31, 2016 and May 26, 2017, respectively. Details are summarized below:

	2014		2015		2016
	Amount	Distribution per share	Amount	Distribution per share	Amount	Distribution per share
	NT$000	NT$	NT$000	NT$	NT$000	NT$
Legal reserve	331,863	—	223,047	—	28,680	—
Cash dividend	1,999,225	2.22	1,792,553	2.09	257,026	0.30
Cash distribution from capital surplus	—	—	—	—	599,728	0.70

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

21.	Treasury stock

The movement of treasury stock is set out below:

	2015		2016		2017
	Shares (in thousands)	Amount (NT$000)	Shares (in thousands)	Amount (NT$000)	Shares (in thousands)	Amount (NT$000)	Amount (US$000)
January 1	—	—	—	—	30,085	1,007,654	33,997
Treasury stock (repurchased)	20,000	633,737	30,085	1,007,654	—	—	—
Treasury stock (cancelled)	(20,000)	(633,737)	—	—	—	—	—

December 31	—	—	30,085	1,007,654	30,085	1,007,654	33,997

Pursuant to the ROC Securities and Exchange Act, the number of shares repurchased as treasury stock should not exceed 10% of the number of the Company’s issued and outstanding shares and the amount repurchased should not exceed the sum of retained earnings, paid-in capital in excess of par value and realized capital surplus.

Pursuant to the ROC Securities and Exchange Act, treasury stock should not be pledged as collateral and is not entitled to dividends before it is reissued.

22.	Long-term bank loans

Type of loans	Period and payment term	December 31, 2016	December 31, 2017	December 31, 2017
		NT$000	NT$000	US$000
Syndicated bank loan	Borrowing period is from June 30, 2016 to June 30, 2021; interest is repayable monthly; principal is repayable semi-annually from December 30, 2017.	10,800,000	9,675,301	326,427
Less: Fee on syndicated bank loan		(49,995)	(33,280)	(1,122)
Less: Current portion (fee included)		(1,062,285)	(2,143,168)	(72,307)

		9,687,720	7,498,853	252,998

Interest rate range		1.7895%	1.7895%	1.7895%

Unused credit lines of long-term bank loans NT$000		2,400,000	2,400,000

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

22.	Long-term bank loans (continued)

On May 16, 2016, the Company entered into a syndicated loan with ten banks in Taiwan, including Land Bank of Taiwan, in the amount of NT$13.2 billion with a term of five years. Funding from this syndicated loan was used to repay the prior syndicated loan in 2014 and broaden the Company’s working capital. Pursuant to the syndicated loan agreement, the Group is required to maintain certain financial ratios including current ratio, interest protection multiples and debt to equity ratio during the loan periods.

As of December 31, 2016 and 2017, the Group was in compliance with the financial ratio requirements.

The Group’s bank loans are mortgaged by certain land, buildings and equipment as collateral (Note 32).

Details of the repayment schedule in respect of the bank loans are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Less than 1 year	1,062,285	2,143,168	72,307
2 to 5 years	9,687,720	7,498,853	252,998

	10,750,005	9,642,021	325,305

23.	Retirement benefit plans

a)	Defined benefit plans

(a)	The Company has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular employees’ service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who chose to continue to be subject to the pension mechanism under the Act. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement.

The Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the pension fund deposited with Bank of Taiwan, the trustee, under the name of the independent pension fund committee. Also, the Company would assess the balance in the aforementioned labor pension reserve account by the end of every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method, to the labors expected to be qualified for retirement next year, the Company will make contribution to cover the deficit by March of following year.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

23.	Retirement benefit plans (continued)

a)	Defined benefit plans (continued)

(b)	The amounts recognized in the statements of financial position are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Present value of defined benefit obligations	(894,163)	(838,543)	(28,291)
Fair value of plan assets	347,195	360,017	12,146

Net defined benefit liability	(546,968)	(478,526)	(16,145)

(c)	Movements in net defined benefit liability are as follows:

	2016
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(844,166)	324,695	(519,471)
Current service cost	(321)	—	(321)
Interest (expense) income	(14,644)	5,768	(8,876)

	(859,131)	330,463	(528,668)

Remeasurements:
Return of plan assets (not including the amount included in interest income or expense)	—	(3,413)	(3,413)
Financial assumption movement effect	(31,294)	—	(31,294)
Experience adjustments	(8,676)	—	(8,676)

	(39,970)	(3,413)	(43,383)

Pension fund contribution	—	25,083	25,083
Paid pension	4,938	(4,938)	—

December 31	(894,163)	347,195	(546,968)

	2017
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability	Net defined benefit liability
	NT$000	NT$000	NT$000	US$000
January 1	(894,163)	347,195	(546,968)	(18,454)
Current service cost	(386)	—	(386)	(13)
Interest (expense) income	(13,236)	5,226	(8,010)	(270)

	(907,785)	352,421	(555,364)	(18,737)

Remeasurements:
Return of plan assets (not including the amount included in interest income or expense)	—	(1,842)	(1,842)	(62)
Financial assumption movement effect	28,506	—	28,506	962
Experience adjustments	24,174	—	24,174	815

	52,680	(1,842)	50,838	1,715

Pension fund contribution	—	26,000	26,000	877
Paid pension	16,562	(16,562)	—	—

December 31	(838,543)	360,017	(478,526)	(16,145)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

23.	Retirement benefit plans (continued)

a)	Defined benefit plans (continued)

(d)	The Bank of Taiwan was commissioned to manage the Fund of the Company’s defined benefit pension plan (the “Fund”) in accordance with the Fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the Fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the Fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earning is less than aforementioned rates, government shall make payment for the deficit after authorized by the Regulator. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of plan asset fair value in accordance with IAS 19 “Employee Benefits” paragraph 142. The constitution of fair value of plan assets as of December 31, 2016 and 2017 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

(e)	The principal actuarial assumptions used were as follows:

	2016	2017
Discount rate used in determining present values	1.50%	1.75%
Expected future salary increases	3.50%	3.50%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

Because the main actuarial assumption changed, the present value of defined benefit obligations is affected. The sensitivity analysis of present value of defined benefit obligations effected by the changes of significant actuarial assumptions at December 31, 2016 and 2017 are shown below:

	Discount rate		Future salary increases
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
December 31, 2016
Effect on present value of defined benefit obligations	(31,294)	32,893	32,174	(30,787)

December 31, 2017
Effect on present value of defined benefit obligations	(27,192)	28,506	27,955	(26,816)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

23.	Retirement benefit plans (continued)

a)	Defined benefit plans (continued)

(e)	The principal actuarial assumptions used were as follows: (continued)

The sensitivity analysis above is based on other conditions are unchanged but only one assumption is changed. In practice, more than one assumption may change all at once. The method of sensitivity analysis and the method of calculating net pension liability in the statements of financial position are the same.

The major assumptions of the actuarial valuation remain unchanged from 2016.

(f)	The Group expects to make contributions of NT$26,910 thousand (US$908 thousand) during 2018.

(g)	As of December 31, 2017, the weighted average duration of that retirement plan is 13.4 years. The analysis of timing of the future pension payment is as follows:

	December 31, 2017
	NT$000	US$000
Within 1 year	28,007	945
1-2 years	31,702	1,070
2-5 years	102,703	3,465
6-10 years	178,720	6,029

	341,132	11,509

b)	Defined contribution plans

Effective July 1, 2005, the Company established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2016 and 2017 were NT$174,096 thousand and NT$190,106 thousand (US$6,414 thousand), respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

24.	Other Payables

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Salaries and bonus payable	443,993	601,239	20,285
Interest payable	1,059	2,854	96
Accrued pension costs	29,930	32,402	1,093
Employees’ bonus	70,553	371,912	12,548
Directors’ remuneration	3,528	18,596	627
Other expense payable	862,991	953,179	32,159

	1,412,054	1,980,182	66,808

25.	Provisions – current

Movements	in provisions are as follows:

	2017
	Provisions for sales allowance	Provisions for deficiency compensation	Total	Total
	NT$000	NT$000	NT$000	US$000
January 1	66,065	14,654	80,719	2,723
Provision	117,234	119,318	236,552	7,981
Payment	(113,143)	(76,817)	(189,960)	(6,409)

December 31	70,156	57,155	127,311	4,295

The Company’s provisions include sales allowance and deficiency compensation. The detailed information is provided in

Note 2 e).

26.	Short-term bank loans

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Unsecured bank loans	—	969,353	32,704

Annual interest rate	—	0.55%~1.71%	0.55%~1.71%

Unused credit lines of short-term bank loans are as follows:

	December 31, 2016	December 31, 2017
NT$000	3,119,000	3,028,357
US$000	80,000	80,000

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

27.	Significant commitments and contingencies

Operating leases commitments

ChipMOS Taiwan entered into several operating lease contracts for land. These renewable operating leases will expire by 2032 and 2034.

ChipMOS USA entered into several operating lease contracts for office space. These renewable operating leases will expire by 2018 and 2019.

Future minimum lease payments under those leases are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
≤ 1 year	39,929	39,342	1,327
2 to 5 years	140,328	130,182	4,392
> 5 years	176,897	139,899	4,720

	357,154	309,423	10,439

Capital commitments

Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Property, plant and equipment	1,615,460	2,178,262	73,491

Other commitments

A letter of guarantee was issued by Bank of Taiwan to the Tariff Bureau of the Ministry of Finance for making payment of customs-duty deposits when importing. The amount of letter of guarantee will occupy the credit lines for short-term loans of ChipMOS Taiwan. As of December 31, 2016 and 2017, the amount of NT$131,000 thousand and NT$97,500 thousand (US$3,289 thousand) are guaranteed by Bank of Taiwan.

As described in Note 29, as of October 31, 2016, the Company merged with its former parent company, ChipMOS Bermuda and as a result, the Company deducted unappropriated retained earnings by NT$5,052,343 thousand. The Company has filed an application to the National Taxation Bureau of the Northern Area, Ministry of Finance to apply the accumulated deficit amount, resulted from subtracting the aforementioned amount, as a deduction in the calculation of years 2015 and 2016 additional 10% tax on unappropriated retained earnings.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

28.	Transactions with non-controlling interests

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

The effect on the equity attributed to the Company during the period is summarized as follows:

2015
NT$000
Carrying amount of non-controlling interests acquired	2,637,316
Consideration paid to non-controlling interests	(2,921,041)
Other component of equity	(17,964)
Capital surplus	26,189

Retained earnings	(275,500)

29.	Capital reorganization

To integrate resources, the Company’s former parent company, ChipMOS Bermuda, was merged with and into the Company as of October 31, 2016, the record date of the Merger, with the latter being the surviving entity and ChipMOS Bermuda being the dissolved entity. Under the Merger Agreement, each shareholder of ChipMOS Bermuda is entitled to receive, with respect to each ChipMOS Bermuda share, 0.9355 units of the Company’s newly-issued ADSs trading on the NASDAQ Global Select Market (each ADS unit represents 20 shares of the Company’s ordinary shares) and US$3.71 in cash. The Company issued 25,620,267 units of ADSs (representing 512,405 thousand ordinary shares) and paid US$101,657 thousand in cash (equivalent to NT$3,208,310 thousand) as the total consideration. In addition, the Company paid NT$133,311 thousand directly attributable transaction cost for the capital reorganization. As the result, the Company paid NT$3,341,621 thousand in cash for the capital reorganization.

The Company issued 512,405 thousand shares for the capital reorganization, and reduced capital by cancelling 522,080 thousand shares originally held by ChipMOS Bermuda. After the capital reorganization, the Company’s shares was net decreased by 9,675 thousand shares. When cancelling treasury stocks, the Company deducted capital surplus equal to the proportion of cancelled shares. Due to the deficit in capital surplus, the Company deducted unappropriated retained earnings by NT$5,052,343 thousand.

As of October 30, 2016, the ending balance of “Predecessors’ interests” was NT$1,692,918 thousand, which represents ChipMOS Bermuda’s net assets as if it had always been combined. The amount has been eliminated in the record date of the Merger.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

30.	Supplementary cash flow information

Partial cash paid for investing and financing activities

a)	Property, plant and equipment

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Purchase in property, plant and equipment	3,644,560	4,690,995	4,849,331	163,608
Add: Beginning balance of payable to contractors and equipment suppliers	1,307,459	523,962	839,983	28,339
Add: Beginning balance of lease payable	—	—	94,952	3,204
Less: Ending balance of payable to contractors and equipment suppliers	(523,962)	(647,486)	(878,065)	(29,624)
Less: Ending balance of lease payable	—	(96,006)	(84,192)	(2,841)
Less: Transfer from prepaid equipment (shown as “Other non-current assets”)	—	—	(139,304)	(4,700)

Cash paid for acquisition of property, plant and equipment	4,428,057	4,471,465	4,682,705	157,986

b)	Treasury stock

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Repurchase of shares	1,862,362	1,007,654	—	—
Less: Beginning balance of prepayment for the repurchase of shares	(421,003)	—	—	—

Cash paid for purchase of treasury stock	1,441,359	1,007,654	—	—

c)	Capital reorganization

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Net assets acquired from ChipMOS Bermuda	—	12,987,736	—	—
Less: Issuance of shares	—	(9,779,426)	—	—

Cash consideration	—	3,208,310	—	—
Directly attributable transaction cost	—	133,311	—	—

Cash paid for capital reorganization	—	3,341,621	—	—

d)	Disposal of a subsidiary

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Disposal of a subsidiary	—	—	2,166,151	73,082
Add: Ending balance of other payables*	—	—	64,393	2,173
Less: Cash and cash equivalents of discontinued operations	—	—	(449,331)	(15,160)

Cash received from disposal of a subsidiary	—	—	1,781,213	60,095

*	According to the Equity Interest Transfer Agreement, the Group accrued the estimated payment to investor based on the operating performance of ChipMOS Shanghai and as a result, cash received from disposal of discontinued operations amounted to NT$64,393 thousand (US$2,173 thousand) will be payable in 2018.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

30.	Supplementary cash flow information (continued)

e)	Reconciliation of liabilities arising from financing activities

			Non-Cash flow
	As of January 1, 2017	Cash flow*	Amortization of loans fee	As of December 31, 2017
	NT$000	NT$000	NT$000	NT$000	US$000
Long-term loans (include the current portion)	10,750,005	(1,124,699)	16,715	9,642,021	325,305
Short-term loans	—	969,353	—	969,353	32,704
Guarantee deposits	1,404	(33)	—	1,371	46

	10,751,409	(155,379)	16,715	10,612,745	358,055

*	Above movement schedule is exclusively for continuing operations, reconciliation to the statement of cash flow should include movements from discontinued operations for proceeds from long-term and short-term loans amounted to NT$148,829 thousand (US$5,021 thousand) and NT$312,483 thousand (US$10,543 thousand), respectively.

31.	Related party transactions

a)	Parent and ultimate controlling party

On October 31, 2016, the Company’s former parent company, ChipMOS Bermuda, was merged with and into the Company through a share exchange with the latter being the surviving entity and ChipMOS Bermuda being the dissolved entity. After the Merger, the Company has neither a parent company nor an ultimate controlling party. The transactions between the Company and its subsidiaries were eliminated in the accompanying consolidated financial statements and were not disclosed herein. The transactions between the Group and other related parties are as follows.

b)	Names of related parties and relationship

Name	Relationship
ChipMOS Shanghai	Associate
JMC	Associate

c)	Significant related party transactions

(a)	Subcontracting fee

	2017	2017
	NT$000	US$000
ChipMOS Shanghai	41,183	1,389

There were no subcontracting fee to related parties for the years ended December 31, 2015 and 2016.

(b)	Disposal of property, plant and equipment

	2017
	Selling price		Gain on disposal
	NT$000	US$000	NT$000	US$000
ChipMOS Shanghai	21,982	742	20,240	683

There were no disposal of property, plant, and equipment to related parties for the years ended December 31, 2015 and 2016.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

31.	Related party transactions (continued)

(c)	Acquisition of financial assets

In June 2017, ChipMOS BVI participated in ChipMOS Shanghai’s increase of paid-in capital based on its shareholding amounted to NT$1,373,486 thousand (US$46,339 thousand), please refer to Note 13.

(d)	Patent licensing agreement

In May 2016, the Company and ChipMOS Shanghai entered into a patent licensing agreement. Under the agreement, ChipMOS Shanghai paid the Company a licensing fee in the aggregate total of US$2,500 thousand (amended to US$1,000 thousand in January 2017) which was accounted for as receipts in advance and long-term deferred revenue, and recognized royalty income for 10 years from the effective date. In addition, ChipMOS Shanghai shall pay the Company a running royalty for the foregoing license equivalent to 0.5% of the total revenue from the licensed products. Given that the related production lines of ChipMOS Shanghai have begun its operations in April 2017, the Company recognized royalty income henceforth. The Company recognized receipts in advance and long-term deferred revenue amounted to NT$3,018 thousand (US$102 thousand) and NT$24,898 thousand (US$840 thousand), respectively, as of December 31, 2017 and royalty income amounted to NT$2,828 thousand (US$96 thousand) for the nine months then ended.

In October 2011, ChipMOS Bermuda and ChipMOS Shanghai entered into a patent licensing agreement which has a term of 10 years starting from August 1, 2012. Under the agreement, ChipMOS Shanghai will pay ChipMOS Bermuda a royalty in the aggregate total of RMB 27,400 thousand, which was accounted as receipts in advance and payable in 40 quarterly installments of RMB 685 thousand. The rights and obligations of this agreement have been transferred to the Company on October 31, 2016. In March 2017, ChipMOS Shanghai was derecognized from the consolidated financial statements and recorded as “Investment in associates”, therefore, royalty income for the three months ended March 31, 2017 were eliminated on a consolidated basis. The Company recognized receipts in advance amounted to NT$1,039 thousand (US$35 thousand) as of December 31, 2017 and royalty income amounted to NT$9,170 thousand (US$309 thousand) for the year then ended.

d)	Key management personnel compensation

	2015	2016	2017	2017
	NT$000	NT$000	NT$000	US$000
Short-term employee benefits	217,091	152,319	188,105	6,346
Post-employment compensation	2,249	3,335	5,622	190
Share-based payments	100,280	109,255	18,736	632

	319,620	264,909	212,463	7,168

32.	Pledged or mortgaged assets

The Group provided certain assets as collateral mainly for long-term bank loans (Note 22) and leases, which were as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Property, plant and equipment, net (Note 14)	8,020,905	7,164,089	241,703
Other financial assets – non current	70,677	70,241	2,370

	8,091,582	7,234,330	244,073

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

33.	Financial instruments by category

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Financial assets
Available-for-sale financial assets	9,960	20,890	705
Loans and receivables (including cash and cash equivalents, other financial assets, accounts and notes receivable, other receivables and refundable deposits)	11,862,621	12,204,292	411,751

	11,872,581	12,225,182	412,456

Financial liabilities
Financial liabilities at amortized cost (including bank loans, accounts payable, payables to contractors and equipment suppliers, lease payable, other payables and guarantee deposits)	13,579,473	14,024,304	473,155

34.	Financial risk management and fair values of financial instruments

a)	Financial risk management

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

The Group applies natural hedges from using accounts receivable and accounts payable denominated in the same currency. However, this natural hedge does not concur with the requirement for hedge accounting. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Group.

The Group’s foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar for cash and cash equivalents, accounts receivable, other receivables, bank loans, accounts payable and other payables.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

34.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

(a)	Market risk (continued)

i)	Foreign currency risk (continued)

The Group’s businesses involve some non-functional currency operations. The information on the assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2016
	Foreign currency	Exchange rate	Carrying amount (NT$000)
Financial assets
Monetary items
US$000	178,201	32.2500	5,746,982
JPY000	517,114	0.2756	142,517
Financial liabilities
Monetary items
US$000	7,802	32.2500	251,615
JPY000	550,456	0.2756	151,706

	December 31, 2017
	Foreign currency	Exchange rate	Carrying amount (NT$000)
Financial assets
Monetary items
US$000	208,066	29.7600	6,192,044
JPY000	798,254	0.2642	210,899
RMB000	167,484	4.5650	764,564
Financial liabilities
Monetary items
US$000	16,036	29.7600	477,231
JPY000	1,071,432	0.2642	283,072

The total exchange gain and the total exchange loss recognized include realized and unrealized gain and loss arising from significant foreign exchange variation on the monetary items held by the Group for the years ended December 31, 2016 and 2017 amounted to loss of NT$195,326 thousand and loss of NT$418,970 thousand (US$14,135 thousand), respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

34.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

(a)	Market risk (continued)

i)	Foreign currency risk (continued)

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized monetary assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	December 31, 2016
	Change in exchange rate	Effect on profit (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
US$000	5%	287,349	—
JPY000	5%	7,126	—
Financial liabilities
US$000	5%	12,581	—
JPY000	5%	7,585	—

	December 31, 2017
	Change in exchange rate	Effect on profit (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
US$000	5%	309,602	—
JPY000	5%	10,545	—
RMB000	5%	38,228	—
Financial liabilities
US$000	5%	23,862	—
JPY000	5%	14,154	—

ii)	Interest rate risk

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

At December 31, 2017, it is estimated that a general increase or decrease of 100 basis points (1%) in interest rates, with all other variables held constant, would decrease or increase the Group’s profit by approximately NT$106,447 thousand (US$3,591 thousand) (2016: NT$108,000 thousand).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

34.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

(a)	Market risk (continued)

iii)	Equity price risk

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

34.	Financial risk management and fair values of financial instruments (continued)

a)	Financial risk management (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group monitors and maintains adequate cash and banking facilities to finance the Group’s operations. See Notes 22 and 26 about the unused credit lines of the Group.

The maturity profile of the Group’s non-derivative financial liabilities as of December 31, 2016 and 2017 based on the contracted undiscounted payments is as follows:

	December 31, 2016
	≤ 1 year	2 to 5 years	> 5 years	Total
	NT$000	NT$000	NT$000	NT$000
Long-term bank loans (including current portion)	1,272,266	10,110,289	—	11,382,555
Accounts payable and payables to contractors and equipment suppliers	1,375,408	—	—	1,375,408
Other payables	1,412,054	—	—	1,412,054
Lease payable	12,000	30,000	—	42,000
Guarantee deposits	—	—	1,404	1,404

	4,071,728	10,140,289	1,404	14,213,421

	December 31, 2017
	≤ 1 year	2 to 5 years	> 5 years	Total	Total
	NT$000	NT$000	NT$000	NT$000	US$000
Short-term bank loans	971,813	—	—	971,813	32,787
Long-term bank loans (including current portion)	2,321,459	7,740,267	—	10,061,726	339,465
Accounts payable and payables to contractors and equipment suppliers (including related parties)	1,401,499	—	—	1,401,499	47,284
Other payables (including related parties)	1,980,218	—	—	1,980,218	66,809
Lease payable	12,266	18,266	—	30,532	1,030
Guarantee deposits	—	—	1,371	1,371	46

	6,687,255	7,758,533	1,371	14,447,159	487,421

b)	Fair values of financial instruments

The notional amounts of financial assets and financial liabilities are assumed to approximate their fair values.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

35.	Share-based payments

Stock option plan

The former parent company of the Group, ChipMOS Bermuda adopted three option plans in 2001, 2006 and 2011 which have 2,250,000, 1,750,000 and 1,000,000 shares available for issuance, respectively. The stock option plans provide that the directors, officers, employees and consultants of ChipMOS Bermuda and its affiliates may be granted options to purchase ordinary shares of ChipMOS Bermuda at specified exercise prices. All outstanding stock options issued by ChipMOS Bermuda and received by the employees of the Company, whether vested or unvested, were settled in cash by ChipMOS Bermuda prior to the Merger in accordance with the terms of the merger agreement.

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the periods indicated:

	Ten months ended October 30, 2016	2016
	Number of options	WAEP US$
Outstanding at the beginning of the period	1,062,250	13.57
Forfeited	(25,084)	15.35
Exercised	(97,715)	7.21
Expired	(49,500)	20.57
Early settled	(889,951)	13.83

Outstanding at the end of the period	—	—

Exercisable at the end of the period	—	—

The weighted average share price at the date of exercise of these options exercised in 2016 was US$18.10.

There were no outstanding stock options as of December 31, 2016 and 2017.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

35.	Share-based payments (continued)

Share appreciation rights (“SARs”)

The former parent company of the Group, ChipMOS Bermuda adopted three SARs plans in 2006, 2008 and 2013 which have 500,000, 750,000 and 1,000,000 rights available for issuance, respectively. The SARs plans provide that the directors, officers and employees of ChipMOS Bermuda and its affiliates may be granted cash-settled share appreciation rights. All outstanding share appreciation rights issued by ChipMOS Bermuda and received by the employees of the Company, whether vested or unvested, were settled in cash by ChipMOS Bermuda prior to the Merger in accordance with the terms of the merger agreement.

The following table illustrates the number and WAEP of, and movements in, SARs during the periods indicated:

	Ten months ended October 30, 2016	2016
	Number of rights	WAEP US$
Outstanding at the beginning of the period	588,596	14.07
Granted	37,500	19.55
Forfeited	(9,785)	15.16
Exercised	(123,033)	11.26
Early settled	(493,278)	15.17

Outstanding at the end of the period	—	—

Exercisable at the end of the period	—	—

The weighted average share price at the date of exercise of these SARs exercised in 2016 was US$19.18.

The weighted average fair value of SARs granted during 2016 was US$1.34.

There were no outstanding share appreciation rights as of December 31, 2016 and 2017.

Restricted Shares

On November 12, 2014, the Board of Directors of the Company approved 2014 Restricted Stock Award Agreement which has 17,300 thousand restricted shares available for issuance. The par value and granting price of the restricted shares were NT$10 and zero, respectively. The issuance of the restricted shares was approved by the Special General Meeting of the Shareholders of the Company on December 30, 2014 and approved by the Financial Supervisory Commission ROC on June 30, 2015.

On July 14, 2015 and April 18, 2016, the Board of Directors of the Company approved to set July 21, 2015 and May 10, 2016 as the Record Date of the issuance of 15,752 thousand and 1,548 thousand restricted shares.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

35.	Share-based payments (continued)

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

The restricted shares issued by the Company cannot be transferred during the vesting period, but voting right and dividend right are not restricted. Employees are required to return the shares but not required to return the dividends received if they resign during the vesting period. When the employees accomplish the years of service and performance conditions, the received restricted shares will be vested based on the vesting ratio.

During 2016 and 2017, the Group recognized NT$356,463 thousand and NT$123,021 thousand (US$4,151 thousand), respectively, compensation expenses in respect of the transactions of share-based payments.

36.	Capital management

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

The Group’s overall strategy remains unchanged from 2016.

The Group monitors capital using the liabilities to assets ratio, the percentages of which as of December 31, 2016 and 2017 were as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	NT$000	NT$000	US$000
Total liabilities	15,048,258	15,138,993	510,762

Total assets	31,295,960	33,259,942	1,122,130

Liabilities to assets ratio	48.08%	45.52%	45.52%

Compared to December 31, 2016, the liabilities to assets ratio decreased on December 31, 2017 was due to the acquisition of production equipment required.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2015, 2016 and 2017

37.	Event after the reporting periods

a)	The amendment to the Income Tax Act has been approved and promulgated in February 2018 raising the profit-seeking enterprise income tax rate from 17% to 20%, decrease the tax rate on unappropriated retained earnings from 10% to 5%, and abandon the imputation tax credit account effective from fiscal year starting on January 1, 2018.

b)	In January 2018, ChipMOS BVI participated in ChipMOS Shanghai’s increase of paid-in capital based on its shareholding amounted to NT$794,694 thousand (US$26,812 thousand).

c)	On March 15, 2018, by considering the adjustment of capital structure and increasing of return of equity, the Company’s Board of Directors approved to reduce and return capital stock to shareholders at $1.5 per share. The proposal will be further discussed in shareholders’ meeting.

38.	Approval of the financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 19, 2018.

39.	Financial Statements Schedule: Valuation and Qualifying Accounts

	January 1	Additions charged to expense	Deduction / Write-offs	Exchange difference on translations of foreign financial statement	Non-current assets held for sale	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Year of 2015 :

Allowance for impairment of property, plant and equipment	2,110,362	1,478	(85,351)	(31,774)	—	1,994,715

Allowance for impairment of obsolescence and decline in market value of inventories	82,582	12,717	(151)	(112)	—	95,036

Year of 2016 :

Allowance for impairment of property, plant and equipment	1,994,715	8,198	(45,319)	(118,046)	(1,480,278)	359,270

Allowance for impairment of obsolescence and decline in market value of inventories	95,036	66,894	—	(557)	(6,532)	154,841

Year of 2017 :

Allowance for impairment of property, plant and equipment	359,270	956	(39,771)	—	—	320,455

Allowance for impairment of obsolescence and decline in market value of inventories	154,841	—	(101,127)	—	—	53,714