Form 20-F
period 2018-12-31
CHIPMOS TECHNOLOGIES INC
filed 2019-04-25
CIK 1123134

As filed with the Securities and Exchange Commission on April 25, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Silvia Su

Vice President, Finance and Accounting Management Center

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

As of December 31, 2018, 727,264,797 Common Shares, par value NT$10 each, were outstanding (not including 25,592,885 Common Shares held by the Company).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

Selected Financial Data

The following tables set forth our selected consolidated financial data. As a result of the unprecedented transaction of the merger with ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) accounted as capital reorganization and the joint-venture agreement which reclassified Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) (formerly known as ChipMOS TECHNOLOGIES (Shanghai) LTD.) as discontinued operations (see “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions”), the following financial data as of and for the years ended December 31, 2014 and 2015 were restated retrospectively. The selected consolidated statements of financial position data as of December 31, 2017 and 2018 and our consolidated income statements and cash flows data for the years ended December 31, 2016, 2017 and 2018 are derived from our audited consolidated financial statements included herein, and should be read in conjunction with, and are qualified in their entirety by reference to, these audited consolidated financial statements and related notes beginning on page F-1 of this Annual Report on Form 20-F. The selected consolidated statements of financial position data as of December 31, 2014, 2015 and 2016, and the consolidated income statements and cash flows data for the year ended December 31, 2014 and 2015, are derived from our consolidated financial statements not included herein.

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data and per ADS data)
Consolidated Income Statements Data:
Revenue	$20,829.0	$18,837.1	$18,387.6	$17,940.9	$18,480.0	$603.7
Cost of revenue	(15,716.5)	(14,685.5)	(14,745.5)	(14,703.7)	(15,050.0)	(491.6)

Gross profit	5,112.5	4,151.6	3,642.1	3,237.2	3,430.0	112.1
Research and development expenses	(678.8)	(747.8)	(838.9)	(985.9)	(939.3)	(30.7)
Sales and marketing expenses	(96.3)	(90.3)	(72.9)	(64.4)	(53.4)	(1.7)
General and administrative expenses	(712.8)	(770.1)	(822.1)	(639.8)	(485.1)	(15.9)
Other operating income (expenses), net	26.2	105.1	90.3	692.8	147.5	4.8

Operating profit	3,650.8	2,648.5	1,998.5	2,239.9	2,099.7	68.6
Finance costs	(133.8)	(142.5)	(179.1)	(217.3)	(190.3)	(6.2)
Share of profit (loss) of associates	—	31.3	28.9	(179.5)	(300.1)	(9.8)
Other non-operating income (expenses), net	1,185.9	308.8	(147.9)	(310.7)	173.1	5.6

Profit before income tax	4,702.9	2,846.1	1,700.4	1,532.4	1,782.4	58.2
Income tax expense	(1,036.2)	(935.9)	(177.1)	(550.5)	(456.6)	(14.9)

Profit from the continuing operations	3,666.7	1,910.2	1,523.3	981.9	1,325.8	43.3
Profit (loss) from the discontinued operations	82.2	(34.2)	(122.1)	1,815.0	—	—

Profit for the year	$3,748.9	$1,876.0	$1,401.2	$2,796.9	$1,325.8	$43.3

Attributable to:
Equity holders of the Company—continuing operations	$3,274.0	$2,164.5	$1,829.3	$981.9	$1,325.8	$43.3
Equity holders of the Company—discontinued operations	82.2	(34.2)	(122.1)	1,815.0	—	—
Predecessors’ interests	(142.0)	(291.4)	(306.0)	—	—	—
Non-controlling interests	534.7	37.1	—	—	—	—

	$3,748.9	$1,876.0	$1,401.2	$2,796.9	$1,325.8	$43.3

Basic earnings per share:
Equity holders of the Company—continuing operations	$3.81	$2.47	$2.13	$1.16	$1.65	$0.05
Equity holders of the Company—discontinued operations	0.10	(0.04)	(0.14)	2.14	—	—

Equity holders of the Company	3.91	2.43	1.99	3.30	1.65	0.05
Predecessors’ interests	(0.17)	(0.33)	(0.35)	—	—	—

	$3.74	$2.10	$1.64	$3.30	$1.65	$0.05

Diluted earnings per share:
Equity holders of the Company— continuing operations	$3.78	$2.44	$2.11	$1.13	$1.63	$0.05
Equity holders of the Company—discontinued operations	0.09	(0.04)	(0.14)	2.10	—	—

Equity holders of the Company	3.87	2.40	1.97	3.23	1.63	0.05
Predecessors’ interests	(0.16)	(0.33)	(0.35)	—	—	—

	$3.71	$2.07	$1.62	$3.23	$1.63	$0.05

Basic earnings per equivalent ADS:
Equity holders of the Company—continuing operations	$76.25	$49.34	$42.56	$23.20	$33.03	$1.08
Equity holders of the Company—discontinued operations	1.92	(0.78)	(2.84)	42.87	—	—

Equity holders of the Company	78.17	48.56	39.72	66.07	33.03	1.08
Predecessors’ interests	(3.31)	(6.64)	(7.12)	—	—	—

	$74.86	$41.92	$32.60	$66.07	$33.03	$1.08

Diluted earnings per equivalent ADS:
Equity holders of the Company—continuing operations	$75.62	$48.73	$42.21	$22.68	$32.59	$1.06
Equity holders of the Company—discontinued operations	1.90	(0.77)	(2.82)	41.93	—	—

Equity holders of the Company	77.52	47.96	39.39	64.61	32.59	1.06
Predecessors’ interests	(3.28)	(6.56)	(7.06)	—	—	—

	$74.24	$41.40	$32.33	$64.61	$32.59	$1.06

Weighted-average number of shares outstanding:
Basic	858.7	877.4	859.6	846.7	802.7	802.7
Diluted	865.8	888.3	866.8	865.8	813.7	813.7

	As of December 31,
	2014	2015	2016	2017	2018	2018
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statements of Financial Position Data:
Non-current assets:
Available-for-sale financial assets	$217.7	$10.0	$10.0	$20.9	$—	$—
Non-current financial assets at fair value through profit or loss	—	—	—	—	11.5	0.4
Non-current financial assets at fair value through the other comprehensive income	—	—	—	—	174.4	5.7
Investment in associates	—	346.3	369.3	3,433.3	3,863.7	126.2
Non-current financial assets at amortized cost	—	—	—	—	99.1	3.2
Property, plant and equipment	13,604.1	14,211.6	13,497.2	15,265.3	16,819.6	549.5
Other non-current assets	315.9	341.6	523.5	339.4	277.3	9.0

	14,137.7	14,909.5	14,400.0	19,058.9	21,245.6	694.0

Current assets:
Inventories	1,704.7	1,667.7	1,878.0	1,929.2	1,778.8	58.1
Current financial assets at amortized cost	—	—	—	—	169.2	5.5
Current contract assets	—	—	—	—	299.8	9.8
Accounts and notes receivable	4,876.7	3,890.5	4,140.2	4,015.8	4,747.4	155.1
Other current assets	1,088.5	422.8	201.3	220.3	250.4	8.2
Cash and cash equivalents	15,265.2	12,127.4	7,571.4	8,035.7	4,642.5	151.7

	22,935.1	18,108.4	13,790.9	14,201.0	11,888.1	388.4
Non-current assets held for sale	—	—	3,105.1	—	—	—

	22,935.1	18,108.4	16,896.0	14,201.0	11,888.1	388.4

Total assets	$37,072.8	$33,017.9	$31,296.0	$33,259.9	$33,133.7	$1,082.4

Equity and liabilities:
Equity attributable to equity holders of the Company	$18,083.9	$18,906.9	$16,247.7	$18,120.9	$18,021.2	$588.7
Non-controlling interests	2,621.6	—	—	—	—	—
Predecessors’ interests	2,490.7	2,127.5	—	—	—	—

Total equity	23,196.2	21,034.4	16,247.7	18,120.9	18,021.2	588.7

Non-current liabilities:
Long-term bank loans	4,560.0	4,985.8	9,687.7	7,498.9	9,042.1	295.4
Long-term lease obligations payable	—	—	29.3	18.1	—	—
Other non-current liabilities	586.9	610.8	641.0	679.0	830.6	27.1

	5,146.9	5,596.6	10,358.0	8,196.0	9,872.7	322.5

Current liabilities:
Current contract liabilities	—	—	—	—	1.5	0.1
Accounts payable	1,074.9	708.5	825.1	688.2	637.6	20.8
Payable to contractors and equipment suppliers	1,307.5	524.0	550.3	713.3	1,516.7	49.6
Other payables	1,905.3	1,868.7	1,412.1	1,980.2	1,678.7	54.8
Other current liabilities	1,165.5	588.1	241.6	436.9	640.1	20.9
Long-term lease obligations payable, current portion	—	—	11.3	11.8	17.8	0.6
Long-term bank loans, current portion	1,508.2	1,548.7	1,062.3	2,143.2	747.4	24.4
Short-term bank loans	1,768.3	1,148.9	—	969.4	—	—

	8,729.7	6,386.9	4,102.7	6,943.0	5,239.8	171.2
Liabilities directly related to non-current assets held for sale	—	—	587.6	—	—	—

	8,729.7	6,386.9	4,690.3	6,943.0	5,239.8	171.2

Total liabilities	13,876.6	11,983.5	15,048.3	15,139.0	15,112.5	493.7

Total equity and liabilities	$37,072.8	$33,017.9	$31,296.0	$33,259.9	$33,133.7	$1,082.4

	Year ended December 31,
	2014	2015	2016	2017	2018	2018
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
Capital expenditures	$3,568.2	$3,644.6	$4,691.0	$4,849.3	$4,945.6	$161.6
Depreciation and amortization	2,909.0	3,021.9	3,231.3	2,899.3	3,376.6	110.3
Net cash provided by (used in):
Operating activities	5,599.9	5,395.8	3,688.0	4,157.3	4,129.2	134.9
Investing activities	(3,325.4)	(4,504.2)	(4,556.7)	(3,493.4)	(5,129.3)	(167.6)
Financing activities	(418.8)	(4,028.9)	(3,223.9)	(550.8)	(2,400.4)	(78.4)
Effect of exchange rate changes	36.7	(0.5)	(73.5)	(38.6)	7.3	0.2
Net increase (decrease) in cash and cash equivalents	$1,892.4	$(3,137.8)	$(4,166.1)	$74.5	$(3,393.2)	$(110.9)

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2018, which was NT$$30.61 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

Global credit and financial markets disruptions could materially and adversely affect our business and results of operations.

Disruptions in global credit, financial markets and trade tensions may occur that causes diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Particularly, the economics uncertainty caused by trade tensions will impact the end product market demand. It directly affects the inventory elimination of our customers. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the occurrence, frequency, duration or extent of disruptions in global credit and financial markets. And when the trade tensions could be settled down. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties occur or continue, or if credit and financial markets and confidence in economic conditions deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our revenue and earnings may fluctuate significantly, which in turn could adversely affect our results of operations and could cause the market price of our common shares or of our ADSs to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent assembly and test services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels and in service fee from our customers may result in volatility in our revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM, which in turn may result in reduced demand for our services, adversely affecting our results of operations. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. Reduced commodity DRAM demand for our services contributed to decreases in our revenue for 2017. Our revenue for 2017 decreased 2.4% from 2016 levels. Our revenue for 2018 increased by 3.0% from 2017 levels and generated a profit attributable to equity holders of the Company of NT$1,326 million (US$43 million) in 2018. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not materially and adversely affect our results of operations.

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

Historically, prices for our assembly and test services in relation to any given semiconductor tend to decline over the course of its product and technology life cycle. See also “— A decrease in market demand for LCD and other display panel driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability”. If we cannot reduce the cost of our assembly and test services, or introduce higher-margin assembly and test services for new package types, to offset the decrease in average selling prices for our services, our earnings could decrease.

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

The semiconductor assembly and test markets are very competitive. We face competition from a number of IDMs with in-house assembly and test capabilities and other independent semiconductor assembly and test companies. Our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to reduce prices quickly and sharply in the past to maintain capacity utilization in their facilities during periods of reduced demand. In addition, an increasing number of our competitors conduct their operations in lower cost centers in Asia such as Mainland China. Any renewed or continued erosion in the prices or demand for our assembly and test services as a result of increased competition could adversely affect our profits.

We are highly dependent on the market for memory products. A downturn in market prices for these products could significantly reduce our revenue and profit.

A significant portion of our revenue is derived from testing and assembling memory semiconductors. Our revenue derived from the assembly and test of memory semiconductors accounted for 48%, 46% and 43% of our revenue in 2016, 2017 and 2018, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. Oversupply of DRAM products and weak demand in the DRAM market may result in significant reductions in the price of DRAM products, which in turn may drive down the average prices for our assembly and test services for DRAM products and further reduce our revenue and profit. We cannot assure you that there will not be further downturns in DRAM prices in the future.

A decrease in market demand for LCD and other display panel driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our assembly and test services for LCD and other display panel driver semiconductors generated revenue of NT$4,920 million, NT$4,790 million and NT$5,695 million (US$186 million) in 2016, 2017 and 2018, respectively. We invested NT$910 million, NT$2,615 million and NT$2,732 million (US$89 million) in 2016, 2017 and 2018, respectively, on equipment for tape carrier package, or TCP, chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in assembly and test services for LCD and other display panel driver semiconductors. Most of this equipment may not be used for technologies other than TCP, COF or COG. The market demand for LCD and other display panel driver semiconductors increased in 2018 particularly the wafer test of TDDI and 12” COF assembly services. Any significant decrease in demand for these products and our related services would significantly impair our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD and other display panel driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2018, we had approximately NT$9,790 million (US$320 million) outstanding long-term indebtedness. Our long-term indebtedness as of December 31, 2018, represented bank loans with an interest rate of 1.7895%. As of December 31, 2018, NT$8,022 million (US$262 million) of our indebtedness was secured by collateral comprised of our assets.

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

We rely on key customers for a substantial portion of our revenue and a loss of, or deterioration of the business from, or delayed payment by, any one of these customers could result in decreased revenue and materially adversely affect our results of operations and financial condition.

We rely on a small group of customers for a substantial portion of our business. In 2018, our top five customers collectively accounted for 61% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to rely on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and materially adversely affect our business and profitability.

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

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 49%, 48% and 49% of our total cost of revenue in 2016, 2017 and 2018, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 23%, 25% and 26% of our total cost of revenue in 2016, 2017 and 2018, respectively. For LCD and other display panel driver semiconductor assembly and test services, our fixed costs represented 47%, 46% and 49% of our total cost of revenue in 2016, 2017 and 2018, respectively. For bumping services, our fixed costs represented 28%, 27% and 27% of our total cost of revenue in 2016, 2017 and 2018, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and test equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, the long-term assembly and test services agreements we entered with certain customers may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

Laws of the Republic of China may be less protective of shareholder rights than laws of the United States or other jurisdictions.

Our corporate affairs are governed by our articles of incorporation and laws governing corporations incorporated in the Republic of China (“ROC”). The rights of our shareholders to bring shareholders’ suits against us or our board of directors under the ROC law are more limited than those of the shareholders of U.S. corporations. For example, the ROC Company Act requires that a shareholder that continuously holds at least 1% of our issued and outstanding shares for at least 6 months may request our audit committee to institute an action against a director on the Company’s behalf. In addition, the controlling shareholders of U.S. corporations owe fiduciary duties to minority shareholders, while controlling shareholders in ROC corporations do not. Therefore, our shareholders may be less able under the ROC law than they would be under the laws of the United States or other jurisdictions to protect their interests in connection with actions by our management, members of our board of directors or our controlling shareholder.

It may be difficult to bring and enforce suits against us in the United States.

We are incorporated in the ROC and a majority of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce the United States judgments of United States courts. Any United States judgments obtained against us will not be enforced by ROC courts if any of the following situations shall apply to such final judgment:

•	the court rendering the judgment does not have jurisdiction over the subject matter under the ROC law;

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

We are required to comply with the ROC and US securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), as required by Section 404 of the Sarbanes-Oxley Act of 2002. We carried out an evaluation, under the supervision and with the participation of management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer of the effectiveness of the design and operation of our internal controls over financial reporting as of December 31, 2018, and concluded those internal controls over financial reporting were effective as of that date. See “Item 15. Controls and Procedures” for more information. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares or ADSs.

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

Currently, most of our revenue is denominated in NT dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen and US dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of assembly and test equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, and US dollars. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

We may not be successful in our acquisitions, investments, joint ventures and dispositions, and may therefore be unable to implement fully our business strategy.

To implement our business strategy requires us to enter into acquisition, investment, joint venture and disposition transactions. These transactions may not be successful to maintain or grow our business. On December 11, 2015, the board of directors of the Company authorized and the Company and Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) executed a share subscription agreement (the “Tsinghua Share Subscription Agreement”), to issue and sell 299,252,000 common shares of the Company, par value NT$10 per share to Tsinghua Unigroup in a private placement (the “Private Placement”) at a price of NT$40.0 per common share of the Company representing an aggregate purchase price of approximately NT$12.0 billion. On November 30, 2016, the Company and Tsinghua Unigroup mutually agreed to terminate the Tsinghua Share Subscription Agreement and to form a joint-venture. Under the joint-venture, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), a wholly-owned subsidiary of the Company, would sell, for the aggregate purchase price of approximately RMB 484 million, 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Tibet Unigroup Guowei Investment Co., Ltd. (“Unigroup Guowei”), a subsidiary of Tsinghua Unigroup, which would hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, would own 6.98% equity interest of Unimos Shanghai. The transaction was completed in March 2017. Unimos Shanghai is no longer the subsidiary of the Company following the completion of equity interest transfer. Please see “Item 4. Information on the Company—Agreements with Tsinghua Unigroup Ltd.” for additional information.

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

We rely on key personnel, and our revenue could decrease and our costs could increase if we lose their services.

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD and other display panel driver semiconductor assembly and test services, and the competition for such employees in Taiwan is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2019, 21% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

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

Risks Relating to Countries in Which We Conduct Operations

The ROC laws and regulations limit or prohibit certain technology cooperation between ROC persons or entities with PRC persons or entities, and our current technology transfer arrangements between the Company and Unimos Shanghai may be found to be in violation of any such limitation or prohibition, which may result in a fine of between NT$50 thousand and NT$25 million and the termination of such technology transfer arrangements and therefore have a material adverse effect on the operations of Unimos Shanghai and our financial condition and results of operations.

The ROC laws and regulations previously prohibited any transfer of semiconductor assembly and test technologies to any person or entity located in Mainland China, except for transfers involving certain low-end semiconductor assembly and test technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs has the ultimate administrative authority in interpreting such laws and regulations. In February 2010, these restrictions have been relaxed, so that ROC entities may transfer semiconductor assembly and test technologies to any person or entity located in Mainland China after they have obtained approval from the Investment Commission of the ROC Ministry of Economic Affairs (“MOEAIC”). Under a technology transfer agreement, dated August 1, 2002, ChipMOS Bermuda, the parent company of the Company before its merger with and into the Company effective on October 31, 2016, licensed to Unimos Shanghai (formerly known as ChipMOS TECHNOLOGIES (Shanghai) LTD.) certain assembly and test-related technologies that were then controlled by ChipMOS Bermuda, which included technologies that were licensed to ChipMOS Bermuda by the Company. ChipMOS Bermuda continued to license such technologies to Unimos Shanghai pursuant to a technology transfer agreement dated October 3, 2011 with effective date of August 1, 2012. ChipMOS Bermuda also provided Unimos Shanghai with technical support and consulting services under this agreement. Following the merger of ChipMOS Bermuda and the Company which was effective on October 31, 2016 (the “Merger”), the Company is the surviving company to provide Unimos Shanghai with technical support and consulting services. On May 27, 2016, the Company and Unimos Shanghai executed another technology transfer and license agreement under which the Company licensed Unimos Shanghai certain technologies relating to LCD driver IC assembly and testing and wafer bumping. The Company and Unimos Shanghai further executed the first addendum and the second addendum to such technology transfer and license agreement on August 5, 2016 and January 19, 2017, respectively, to revise the term, and license fee and running royalty of such license arrangement.

In the opinion of Lee and Li, our ROC special counsel, since our technology transfer arrangements as described above have been approved by the MOEAIC, they are in compliance with all applicable ROC laws and regulations. However, substantial uncertainties remain regarding the interpretation and application of those laws and regulations. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel. If we were determined to be in violation of applicable ROC laws and regulations governing technology cooperation with PRC persons and entities, we may be subject to a fine of between NT$50 thousand and NT$25 million and may be ordered by the MOEAIC to terminate or rectify such activity within a specified period of time. Any termination of our current technology transfer to Unimos Shanghai could materially adversely affect Unimos Shanghai’s operations and our financial condition, results of operations or prospects, as well as the market price of our common shares or ADSs.

Our ability to direct the operations we conduct through our affiliated companies that we do not fully own may be limited by legal duties owed to other shareholders of such companies.

Certain of our operations are conducted through companies that we do not fully own. For example, as of March 31, 2017, the Company owned 45.02% equity interests of Unimos Shanghai through its wholly-owned subsidiary ChipMOS BVI. We also conduct other activities through our affiliated entities. See also “—Risks Relating to Our Common Shares or ADSs—The Company’s ability to maintain its listing and trading status of common shares on the Taiwan Stock Exchange or ADSs on the NASDAQ Stock Market is dependent on factors outside of the Company’s control and satisfaction of stock exchange requirements. The Company may not be able to overcome such factors that disrupt its trading status of common shares on the Taiwan Stock Exchange or ADSs on the NASDAQ Stock Market or satisfy other eligibility requirements that may be required of it in the future” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Any future outbreak of health epidemics and outbreaks of contagious diseases, including avian influenza, swine flu, or Severe Acute Respiratory Syndrome, may materially affect our operations and business.

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

Our principal executive offices and our assembly and test facilities are located in Taiwan. As a result, our business, financial condition and results of operations and the market price of our common shares or ADSs may be affected by changes in the ROC governmental policies and the political relationship between the ROC and the PRC, as well as social instability and diplomatic and social developments in or affecting Taiwan which are beyond our control. For example, the ROC has a unique international political status. The PRC government regards Taiwan as a province and does not recognize the legitimacy of the ROC as an independent country. Although significant economic and cultural relations have been positively strengthened in recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted the “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “One China” policy. Between March 18 and April 10, 2014, students and certain civic groups initiated the Sunflower Student Movement as a protest movement and occupied the Legislative Yuan and protested the passing of the Cross-Strait Service Trade Agreement (“CSSTA”) proposed by the then-ruling party, the Kuomintang, at the legislature without a clause-by-clause review. The CSSTA has been put on hold ever since the Sunflower Student Movement.

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

Certain regions we operate in are particularly susceptible to earthquakes and associated natural disasters. For example, on February 6, 2016, Meinong District of Kaohsiung, Taiwan registered an earthquake of 6.4 Mw (the “Meinong Earthquake”). The Meinong Earthquake claimed 117 deaths and 551 injured victims. We had a very minor impact at our manufacturing operations in the Southern Taiwan Science Park primarily due to power interruption in the immediate wake of the earthquake.

The production facilities of many of our suppliers, customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are adversely affected by natural disasters or other events occurring in or affecting these geographic areas, it could result in a decline in the demand for our assembly and test services. If our suppliers and providers of complementary semiconductor manufacturing services are affected by such events, our production schedule could be halted or delayed. As a result, a major earthquake, other natural disaster, industrial strike, industrial accident or other disruptive event occurring in or affecting Taiwan could severely disrupt our normal operation of business and have a material adverse effect on our financial condition and results of operations.

Uncertainties about the “trade war” between the United States and Mainland China may materially and adversely affects our results of operations.

Due to the complexity of semiconductor supply chain which creates difficulty to separate the pure manufacture site of one end-product from the rest of the supply chain, any changes in U.S. trade policy could trigger retaliatory actions by affected countries, e.g., Mainland China, resulting in ‘trade wars,’ in increased costs for goods imported into the United States, which may reduce customer demand for these products if the parties having to pay those tariffs increase their prices, or in trading partners limiting their trade with the United States. If any of these consequences are realized, thus decreasing the demands from our customers or increasing the price quoted by our suppliers, such change may materially and adversely affects our results of operations.

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

On December 11, 2015, the Board of the Company authorized and the Company and Tsinghua Unigroup executed the Tsinghua Share Subscription Agreement, to sell and issue 299,252,000 shares of the Company to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per common share representing an aggregate purchase price of approximately NT$12.0 billion. On November 30, 2016, the Company and Tsinghua Unigroup mutually agreed to terminate the Tsinghua Share Subscription Agreement and to form a joint-venture. Under the joint-venture, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai. The transaction was completed in March 2017 and Unimos Shanghai is no longer the subsidiary of the Company.

Holders of Our ADSs do not have the same voting rights as holders of our common shares.

Under the ROC Company Act, except under limited circumstances, shareholders have one vote for each common share held. See “Item 10. Additional Information—Voting Rights” for a discussion of voting rights of holders of our common shares. Holders of our ADSs do not have the same voting rights as holders of our common shares. Instead, the voting rights of a holder of our ADSs are governed by the Deposit Agreement and are able to exercise voting rights on an individual basis as follows: if a holder of our ADSs outstanding at the relevant record date instructs the depositary to vote in a particular manner for or against a resolution, including the election of directors, the depositary will cause all the shares represented by such holder’s ADSs to be voted in that manner. If the depositary does not receive timely instructions from a holder of our ADSs outstanding at the relevant record date to vote in a particular manner for or against any resolution, including the election of directors, such holders of our ADSs will be deemed to have instructed the depositary or its nominee to give a discretionary proxy to a person designated by the Company to vote all the shares represented by such holder’s ADSs at the discretion of such person, which may not be in the interest of holders of our ADSs.

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

In addition, under the current ROC law, such withdrawing holder is required to register with the TWSE and appoint a local agent in the ROC to, among other things, open a bank account and open a securities trading account with a local securities brokerage firm, pay taxes, remit funds and exercise such holder’s rights as a shareholder. Furthermore, such withdrawing holder must appoint a local bank or local securities firm to act as custodian for confirmation and settlement of trades, safekeeping of securities and cash proceeds and reporting and declaration of information. Without satisfying these requirements, non-ROC withdrawing holders of our ADSs would not be able to hold or otherwise subsequently sell our shares on TWSE or otherwise. Appointment of an agent or a tax guarantor might also incur additional costs.

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

The ability to deposit our shares into our ADR facility is restricted by the ROC law. Under the current ROC law, no person or entity, including you and the Company, may deposit our shares into our ADR facility without specific approval of the Financial Supervisory Commission of the ROC, or the FSC, unless:

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

Under the current ROC law, the depositary, even without obtaining approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the ROC, may still convert NT dollars into other currencies, including US dollars, for:

•	the depositary of the sale of common shares represented by ADSs or received as stock dividends from our shares and deposited into the depositary receipt facility; and

•	any cash dividends or cash distributions received.

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

Overview of the Company

We are one of the leading independent providers of semiconductor assembly and test services. Specifically, we are one of the leading independent providers of testing and assembly services for LCD and other display panel driver semiconductors and advanced memory and logic/mixed-signal products in Taiwan. The depth of our engineering expertise and the breadth of our assembly and test technologies enable us to provide our customers with advanced and comprehensive assembly and test services. In addition, our geographic presence in Taiwan is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan. Our production facilities are located in Hsinchu and Tainan, Taiwan.

Our Structure and History

We are a company limited by shares, incorporated on July 28, 1997, under the ROC Company Act, under the name “ChipMOS TECHNOLOGIES INC.” (“ChipMOS Taiwan”), as a joint venture company between Mosel Vitelic Inc. (“Mosel”) and Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) and with the participation of other investors. Our operations consist of the assembly and test of semiconductors as well as gold bumping and memory module manufacturing. Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, ROC and its phone number is (886) 3 577 0055 and our Internet website address is “https://www.chipmos.com.”

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

Note:

(1)

Under IFRS 10 “Consolidated Financial Statements”, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50% or we have the power to direct or cause the direction of the management and policies, notwithstanding the lack of majority ownership. In 2014, we consolidated the financial results of ChipMOS U.S.A., Inc., or ChipMOS USA, and ChipMOS BVI. We also consolidated Unimos Shanghai, ChipMOS BVI’s previously wholly-owned subsidiary prior to ChipMOS BVI’s sale of its 54.98% equity interests in Unimos Shanghai in March 2017.

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

On November 30, 2016, the Company and Tsinghua Unigroup mutually agreed to terminate the Tsinghua Share Subscription Agreement and to form a joint-venture. Under the joint-venture, the Equity Interest Transfer Agreements among ChipMOS BVI, a wholly-owned subsidiary of the Company, and some strategic investors which including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, were executed. Pursuant to the Equity Interest Transfer Agreements, ChipMOS BVI would sell 54.98% equity interests of its wholly-owned subsidiary, Unimos Shanghai, to the strategic investors, and Unigroup Guowei would hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, would own approximately 6.98% equity interest of Unimos Shanghai. The transaction was completed in March 2017. Unimos Shanghai is no longer the subsidiary of the Company following the completion of equity interests transfer. Also pursuant to the agreement, ChipMOS BVI and the strategic investors agreed to further invest RMB 1,074 million into Unimos Shanghai. The further investment was completed in two tranches, one in July 2017 at RMB 687 million and one in February 2018 at RMB 387 million.

Our Principal Consolidated Subsidiaries

Below is a description of our principal consolidated subsidiaries:

ChipMOS TECHNOLOGIES (BVI) LTD., or formerly known as MODERN MIND TECHNOLOGY LIMITED and Unimos Microelectronics (Shanghai) Co., Ltd. or formerly known as ChipMOS TECHNOLOGIES (Shanghai) LTD. ChipMOS BVI was incorporated in the British Virgin Islands in January 2002. Before the transfer of 54.98% equity interests of Unimos Shanghai which was completed in March 2017, ChipMOS BVI conducted its operations through Unimos Shanghai, a wholly-owned subsidiary incorporated in Mainland China. See “—Our Structure and History—Agreements with Tsinghua Unigroup Ltd.” for more details. Unimos Shanghai is engaged in wafer testing and semiconductor assembly and test.

On November 30, 2016, ChipMOS BVI entered into the Equity Interest Transfer Agreements with Unigroup Guowei and other strategic investors. Under the agreements, ChipMOS BVI would sell 54.98% of the equity interests of Unimos Shanghai, to the strategic investors. Following the transaction which was completed in March 2017, Unigroup Guowei holds 48% equity interests of Unimos Shanghai, the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, own approximately 6.98% equity interest of Unimos Shanghai, and ChipMOS BVI holds 45.02% equity interests of Unimos Shanghai. Unimos Shanghai is no longer the subsidiary of the Company. ChipMOS BVI and the strategic investors agreed to further invest RMB 1,074 million into Unimos Shanghai. The further investment was completed in two tranches, one in July 2017 at RMB 687 million and one in February 2018 at RMB 387 million. In July 2018 ChipMOS TECHNOLOGIES (Shanghai) LTD. was renamed Unimos Microelectronics (Shanghai) Co., Ltd.

ChipMOS U.S.A., Inc. ChipMOS USA was incorporated in the United States of America in October 1999. It primarily engaged in providing research and development, and marketing of semiconductors, circuits, electronic related produces, for its parent company and affiliates, throughout the United States of America. ChipMOS USA began generating revenue in 2001. As of December 31, 2018, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS USA.

Industry Background

We provide a broad range of back-end assembly and test services. Test services include engineering test, wafer probing and final test of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe- and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array packages (“fine-pitch BGA”). In addition, we provide gold bumping, reel to reel assembly and test services for LCD and other display panel driver semiconductors by employing TCP, COF and COG technologies.

Semiconductors tested and assembled by us are used in personal computers, graphics applications such as game consoles communications equipment mobile products such as cellular handsets, tablets, consumer electronic products automotive/industry and display applications such as display panels. In 2018, 25.9% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 25.3% from assembly services for memory and logic/mixed-signal semiconductors, 30.8% from LCD and other display panel driver semiconductor assembly and test services and 18.0% from bumping services for semiconductors, respectively.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the second half of 2018. Beginning in the fourth quarter of 2018, the semiconductor industry commenced another downturn that increased in unprecedented severity into the first half of 2019. The overall semiconductor industry commenced to recover from the downturn in the second quarter of 2019.

Selected Key Semiconductor Markets

While a recovery trend in end-user demand for new and improved electronic products and applications continues, various sectors of the semiconductor industry are in turn expected to benefit from a resumption in growth. These sectors include the memory semiconductor market for industrial, mobile and automotive applications, and the LCD and other display panel driver semiconductor market.

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

LCD and Other Display panel Driver Semiconductor Market

Display panels are used in applications such as PC monitors, notebook computers, tables, television sets, cellular handsets and digital cameras. The end-user demand for LCD and other display panel driver semiconductors experienced a downturn in 2007 and 2008. The LCD driver market started to recover in the second quarter of 2009. During second half of 2015, we were experiencing inventory corrections of certain market segments. With the increasing penetration rate of UHD TVs, 4K TVs has stable strong demand and with 8K emerging, which demands more COF quantities pre TV and leads to high utilization level of COF assembly since the second half of 2017 and up to date. Regarding to the small panel application, an integrated driver IC solution, TDDI, is emerging using in smart phone since second half of 2018. There are more than 30% driver ICs of smart phone are used TDDI solution in 2018. Meanwhile, there are around 21% of TDDI is packaged to COF format in Q4 2018, which driven by narrow bezel screen panel requirement of new smart phone. The TDDI demand still keep very strong in Q1 2019 and COF format TDDI grows to around 25% in Q1 2019.

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

A few years ago, Mainland China had emerged as an attractive location for outsourced semiconductor manufacturing based on the fact. Companies could take advantage of strongly supports by Mainland China government to accelerate the development of the semiconductor industry and a large domestic market. These factors had driven increased relocation of much of the electronics industry manufacturing and supply chain to Mainland China. But according to the economics uncertainty caused by the trade tensions in 2018, the related investment in China risk is increasing. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating or have relocated production facilities from Mainland China.

Our Strategy

Our goal is to reinforce our position as a leading independent provider of semiconductor assembly and test services, concentrating principally on memory, logic/mixed-signal and LCD and other display panel driver semiconductors. The principal components of our business strategy are set forth below.

Focus on Providing Our Services to Potential Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced assembly and test services for potential growth segments of the semiconductor industry, such as memory, logic/mixed-signal, MEMS, LCD and other display panel driver semiconductors and bumping services. We believe that our investments in equipment and research and development in some of these areas allow us to offer a service differentiated from that of our competition. In order to benefit from the expected resumption of growth in these segments, we intend to continue to invest in capacity to meet the assembly and test requirements of these key semiconductor market segments.

Continue to Invest in the Research and Development of Advanced Assembly and Test Technologies.

Critical to our business growth is the continuation to expand our capabilities in testing and assembly and integrate wafer bumping and assembly core technologies to provide turn-key total solution service to our customers. We typically focus on advanced technologies that consist of greater potentials to generate higher margins. For example, we conducted new product introductions and on an on-going basis continue to expand our capabilities in fine-pitch wafer bumping, multi-chip package (“MCP”), flip chip package, and high speed assembly and test of fine-pitch TDDI & 12” COFs. We have also introduced low cost metal composite bump (“MCB”) products based on our proprietary Cu plating technology to service display panel market and expand offerings to other business regions. We continue to maintain close working relationships with local and overseas research institutions and universities to keep abreast with leading edge technologies and broaden the scope of applications.

In 2019, we expect to focus our research and development efforts in the following areas:

•	development of advanced assembly technologies in WLCSP, MEMS, finger print sensors, and flip chip products for memory devices and mixed-signal products;

•	expand fine-pitch Au and Cu bumping technology for 300mm wafers;

•	expand fine-pitch test capabilities for advanced Display Panel drivers for example, OLED & TDDI products;

•	carry out in-process improvement to improve manufacturing yields and shorten turnaround time;

•	develop new software conversion programs to increase the capabilities of our testers; and

•	continue to focus on delivering environmentally friendly assembly services by eliminating lead and halogen elements from the materials.

In 2018, we spent approximately 5.1% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2019, our research and development team comprised 659 persons.

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

We believe that we are strategically positioned to capture the growth opportunities of the semiconductor market in Mainland China by joint venture with Tsinghua Unigroup to Unimos Shanghai.

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

We are able to offer vertically integrated services for a broad range of products, including memory, logic/mixed-signal and LCD and other display panel driver semiconductors. These services offerings include complementary technologies, products and services as well as additional capacity. We believe that these will continue to enhance our own development and expansion efforts into new and potential growth markets. We intend to establish new alliances with leading companies and, if suitable opportunities arise, engage in merger and acquisition activities that will further expand the services we can provide.

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

Global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies since 2008. In 2018, we seek a long term capacity secure agreement with our customer for wafer test and 12” COF assembly of LCD and other display panel driver to reduce our investment risk. we also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis We believe that the dual focused strategy will assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2016	2017	2018
Testing	25.0%	26.9%	25.9%
Assembly	31.9	29.4	25.3
LCD and other display panel driver semiconductor testing and assembly revenue	26.8	26.7	30.8
Bumping	16.3	17.0	18.0

Total revenue	100.0%	100.0%	100.0%

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

Top Marking . By using laser marker, the marking content were according to our customers’ specification, including the logo, part number, date code and lot number.

Final Testing. Assembled semiconductors are tested to ensure that the devices meet performance specifications. Tests are conducted using specialized equipment with software customized for each application in different temperature conditions ranging from -45 degrees Celsius to 125 degrees Celsius.

Final Inspection and Packing. Final inspection involves visual or auto-inspection of the devices to check any bent leads, ball damage, inaccurate markings or other package defects. Packing involves dry packing, package-in-tray, package-in-tube and tape and reel. According to package level, Dry packing involves heating semiconductors in a tray at 125 degrees Celsius for about four to six hours to remove the moisture before the semiconductors are vacuum-sealed in an aluminum bag. Package-in-tube involves packing the semiconductors in anti-static tubes for shipment. Tape and reel pack involves transferring semiconductors from a tray or tube onto an anti-static embossed tape and rolling the tape onto a reel for shipment to customers.

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

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	24-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-126	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	10-52	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	48-137	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	24-162	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

Flip Chip Chip-scale Package (FCCSP)	16-1500+	Better IC protection and solder joint reliability compared to direct chip attach (DCA) and chip on board (COB)	Memory, logic, microprocessor, application processor (AP), baseband (BB), solid state device, radio frequency (RF)

Chip on Wafer (CoW)	5-30	Integrated two different functional chips to a closer form into a compact package. Low-cost solution compared to through-silicon via (TSV)	Integrated MEMS

Land Grid Array (LGA) for FPS (finger Print Sensor)	20-52	Very thin clearance (50um) between chip & compound hard color coating with scratch resistance for protection and appearance matching of mobile devices	Security protection for mobile devices, home, notebook computer, etc.

Wafer Level Chip Scale Package (WLCSP)	6-116	WLCSP package size is almost the same as die size. Simple assembly process flow, low cost. Small package suitable to apply on hand-held 3C electronic products	Electronic Compass, audio converter, nor flash product, power control, sensor magnetometer, MEMS magnetometer, CMOS Image Sensor controller, Laser diode driver, power manager IC (PMIC)

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

Testing of TCPs. We conduct full function testing of LCD and other display panel driver semiconductors with a specially designed probe handler to ensure reliable contact to the test pads on the TCP tape. We can test STN-LCD or TFT-LCD driver semiconductors with frequencies of up to 750 MHz and at voltages up to 40V. The test is performed in a temperature-controlled environment with the device in tape form. The assembled and tested LCD and other display panel driver semiconductors in tape form are packed between spacer tapes together with a desiccant in an aluminum bag to avoid contact during shipment.

Assembly of TCPs. TCPs use a tape-automated bonding process to connect die and tape. The printed circuit tape is shipped with a reel. The reel is then placed onto an inner lead bonder, where the LCD or other display panel driver semiconductor is configured onto the printed circuit tape. The resulting TCP component consists of the device interconnected to a three-layer tape, which includes a polyimide carrier film, an epoxy-based adhesive layer and a metal layer. The tape metallization area of the interconnections is tin plated over a metal layer. The silicon chip and inner lead area is encapsulated with a high temperature thermosetting polymer after inner lead bonding. The back face of the chip is left un-sealed for thermal connection to the printed circuit board.

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

COF technology provides several additional advantages. For example, COF is able to meet the size, weight and higher resolution requirements in electronic products, such as display panels. This is because of its structural design, including an adhesive-free two-layer tape that is highly flexible, bending strength and its capacity to receive finer patterning pitch.

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

Gold bumping technology, which can be used in TCP, COF and other specific. Au wire assembly process is a necessary interconnection technology for LCD and other display panel driver semiconductors. Most gold bumping services are performed on eight or twelve-inches wafers. Gold bumping technology provides the best solution for fine-pitch chips and is able to meet the highly efficient production requirement for LCD and other display panel (for example, LED and OLED) driver semiconductors or other chips that require thin packaging profiles.

•	Cu/Solder Family (Cu RDL, WLCSP, Solder and Cu Pillar)

Lots of logical device have applied Cu RDL, WLCSP, Solder and Cu Pillar service for their FC CSP and/or QFN package and other wafer level package (Fan-in, Fan-out, 2.5D & 3DIC). The product scope includes but is not limited to flash, power devices and MEMS.

Both of above two portfolios which fabrication process uses thin film metal deposition, photolighography for both pattern transfer of Photoresist and PI/PBO and electrical plating technologies (WLCSP have extra ball drop process). A series of barrier and seed metal layers are deposited over the surface of the wafer. A layer of thick photoresist material is spin-coated over these barrier and seed layers. A photomask is used to pattern the locations over each of the bond pads that will be bumped. Broadband spectrum exposure and developing processes open the photoresist material, same as permanent layers (PI/PBO) which defines the bump shape, PI/PBO open size & shape. Both portfolios are then electroplated over the pad and the deposited barrier metal layers. Once the plating is complete, a series of etching steps are used to remove the photoresist material and the metal layers that are covering the rest of the wafer. All of plating structure (Au, Au metal composite bump, RDL, Solder & Cu Pillar) protects the underlying materials from being etched. The gold bumped wafers will go through an annealing furnace to soften the gold bumps to fit the hardness requirement of TCP, COF and COG assembly processes. Other PI/PBO included process need specific thermal process for better dielectric layer cross-linking to strength the film.

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

Customers

We believe that the following factors have been, and will continue to be, important factors in attracting and retaining customers:

•	our advanced assembly and test technologies;

•	our strong capabilities in testing and assembling DDIC/TDDI and other display panel driver semiconductors;

•	our focus on high-density memory products and logic/mixed-signal communications products; and

•	our reputation for high quality and reliable customer-focused services.

The number of our customers as of March 31 of 2017, 2018 and 2019, respectively, was 74, 78 and 76. Our top 15 customers in terms of revenue in 2018 were (in alphabetical order):

Asahi Kasei Microdevices Corporation

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

FocalTech Systems Co., Ltd.

Himax Technologies, Inc.

Integrated Circuit Solution Inc.

MediaTek Inc.

Macronix International Co., Ltd.

Micron Technology, Inc.

Novatek Microelectronics Corp.

Raydium Semiconductor Corporation

Synaptics Display Devices GK

Sitronix Technology Corporation

Winbond Electronics Corporation

Zentel Electronics Corp.

In 2016, our top three customers accounted for approximately 18%, 17% and 14% of our revenue, respectively. In 2017, our top three customers accounted for approximately 19%, 15% and 10% of our revenue, respectively. In 2018, our top three customers accounted for approximately 21%, 14% and 11% of our revenue, respectively.

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

	Year ended December 31,
	2016	2017	2018
Taiwan	69%	73%	80%
Japan	10	13	10
Singapore	17	10	6
Others	4	4	4

Total	100%	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan and the United States. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Singapore, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD and other display panel driver semiconductors in Japan, Taiwan, Hong Kong and Mainland China. As of March 31, 2019, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 28 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

We have appointed a non-exclusive sales agent for promoting our services for memory semiconductors in Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 3.5% of our revenue from services for memory semiconductors in Korea. In 2016, 2017 and 2018, we paid approximately NT$4 million, NT$5 million and NT$3 million (US$98 thousand), respectively, in commissions to our sales agent.

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2016, 2017 and 2018, we spent approximately NT$839 million, or 4.5%, NT$986 million, or 5.5% and NT$939 million (US$31 million), or 5.1%, respectively, of our revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have been focused primarily on new technology instruction, improving efficiency and production yields of our assembly and test services. From time to time, we jointly develop new technologies with local and international research institutions and universities. In testing area, our research and development efforts focused particularly on high speed probing, fine pitch probing capability and wafer level burn-in technology. Our projects include:

•	Ramped up high frequency testing capability for LCD and other display panel driver semiconductors;

•	Built up 12” fine pitch COF assembly capability for less than 20um inner lead pitch products;

•	Built up fine pitch testing capability for smaller than 10um bump pitch products;

•	Developing “wafer level probing on copper pillar bump for 300mm wafers”; and

•	Developing centralized server test control system.

In bumping and assembly areas, our research and development efforts were directed to:

•	Au height reduction, as part of cost reduction drive, 10um bump height COF package was released for production;

•	Wafer-level chip scale packaging and 3P2M Cu RDL processes;

•	Fine-pitch (5/5 um) RDL process for WLCSP and RDL products;

•	Flip-chip CSP for DRAM & mixed-signal application;

•	Cu pillar bumping for 300mm wafers;

•	Multi-chip assembly and module of flash products for SSD and eMMC applications;

•	Thin wafer lapping and dicing capabilities for stacked-die chip scale package;

•	Advanced thin core/core-free, & flex substrate solutions for thin & flip chip packages;

•	2-metal layers COF assembly & COF SMT capabilities for TDDI application; and

•	Qualified thermally enhanced COF and MCB COF and released for manufacturing.

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

Since 2013, in-process engineering advancement allowed us to extend our wirebond technology to service MEMS products. To further achieve cost reduction, alloy wire and 0.6 mil Au wirebond processes were also developed. In 2018, we continued to work on the expansion of multi-chip NAND packages offerings, and 12” fine pitch COF assembly capability. Capability of handling miniature molded packages has been extended to 1x1 mm size and various improvements will also be made in production equipment to enhance throughput and efficiency.

As of March 31, 2019 we employed 659 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

As of March 31, 2019, we employed 334 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor assembly and test processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

As a result of our ongoing focus on quality, in 2018, we achieved monthly assembly yields of an average of 99.91% for our memory and logic/mixed-signal assembly packages, 99.97% for our COF packages, 99.95% for our COG packages and 99.95% for our bumping products. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to leadframes or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD and other display panel driver semiconductor assembly and test process include carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 18%, 17% and 17% of our revenue in 2016, 2017 and 2018, respectively.

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

Competition

The independent assembly and test markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor assembly and test companies, especially those offering vertically integrated assembly and test services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., Chipbond Technology Corporation, King Yuan Electronics Co., Ltd., Powertech Technology, Jiangsu Changjiang Electronics Technology Co., Ltd. and United Test and Assembly Center Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

•	engineering capability of software development;

•	quality of service;

•	flexibility;

•	capacity;

•	production cycle time; and

•	price.

In assembly services, we compete primarily on the basis of:

•	production yield;

•	production cycle time;

•	process technology, including our COF technology for LCD and other display panel driver semiconductor assembly services;

•	quality of service;

•	capacity;

•	location; and

•	price.

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

Intellectual Property

As of March 31, 2019, we held 483 patents in Taiwan, 178 patents in the United States, 271 patents in the People’s Republic of China and 1 patent in the United Kingdom, France, and Germany, respectively, and 2 patents in Korea and Japan, respectively, relating to various semiconductor assembly and test technologies. These patents will expire at various dates through to 2038. As of March 31, 2019, we also had a total of 1 pending patent applications in the United States, 21 in Taiwan, 66 in the People’s Republic of China, and 1 in Europe. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, the People’s Republic of China, Singapore, Hong Kong, Korea, Japan and the European Community.

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

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly and gold bumping process generate stationary acid, alkali and VOC pollutions, principally at the plating and etching stages. Water waste is produced when silicon wafers are ground thinner, diced into chips with the aid of diamond saws and cleaned with running water. In addition, excess materials, either on lead-frames or molding process, are removed from assembled semiconductors in the trimming and de-junking processes, respectively. We have various treatment equipments for wastewater and air pollutants at our assembly and bumping facilities. Since 2001, we have adopted certain environmentally-friendly production management systems, and have implemented certain measures intended to bring our all processes in compliance with the Restriction of Hazardous Substances Directive /EC issued by the European Union and our customers. We believe that we have adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the OHSAS18001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei, Hokou Industrial Park and Southern Taiwan Science Park have won numerous awards including Green Factory Label, “Enterprises Environmental Protection Award”, “Occupational Safety and Health Excellent Award”, “Green Building Label” and “Health Promotion Awards” during 2012 ~ 2018. We continue to encourage our employees to participate in community environmental campaigns and better environmental friendly practices.

We will continue to enhance related management to reduce industrial waste, save energy and control pollution. For products in conformity with Green Product Requirement, the Company obtained Green Partner certification from Sony Corporation of Japan. Furthermore we passed QC080000 certification and “Greenhouse Gas Verification Statement” (ISO14064-1) from 2013 until now. We further confirmed many product’s CFP “Carbon Footprint Verification Statement” (ISO14067) and WFN “Water Footprint Verification Statement” (ISO14046). At the same time, Tainan and Hsinchu plants passed the certification of energy management program (“ISO 50001”) since 2015 until now. We plan to arrange all of ChipMOS plants to pass the certification of ISO 50001 in the near future. For materials management, we passed the “Material Flow Cost Accounting (MFCA, ISO14051)” to reduce the loss. Our policy is to pay attention to the environment issues by standardizing on green, environmental friendly products, cleaner process and enhance supplier chain management to meet ChipMOS’ Corporate Social Responsibilities.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for the Company is approximately NT$91,409 million.

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

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2019.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,166	9 steppers 18 sputters 285 testers

Hsinchu Industrial Park	Testing	25,864	89 testers 28 burn-in ovens

Hsinchu Science Park	Testing	31,168	158 testers 73 burn-in ovens

Southern Taiwan Science Park	Assembly/Testing	161,483	713 wire bonders 113 inner-lead bonders 546 testers

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Test equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors test business. Upon the acquisition of new test equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the test equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2019, we operated 532 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturers Advantest Corporation and Teradyne Inc.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2019, we operated 713 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Assembly and Test of LCD and Other Display Panel Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., SETEC CORPORATION and GMM Corp. As of March 31, 2019, we operated 9 steppers and 18 sputters for gold bumping, 113 inner-lead bonders for assembly and 546 testers for LCD and other display panel driver semiconductors. We are currently in the process of purchasing additional test equipment. The test equipment can be used for the TCP, COF and COG processes, while the inner-lead bonders are only used in the TCP and COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the TCP, COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the TCP and COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We provide a broad range of back-end assembly and test services. Test services include wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. We also offer WLCSP products and turn-key flip chip assembly and test services using variety of leadframe and organic substrate carries. In addition, we provide gold bumping, reel to reel assembly and test services for LCD, OLED and other display panel driver semiconductors by employing TCP, COF and COG technologies. Our copper bumping technology supports non-driver type of products, such as RDL, copper pillar, WLCSP etc. In 2018, our consolidated revenue was NT$18,480 million (US$604 million) and our profit for the year attributable to equity holders of the Company was NT$1,326 million (US$43 million).

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

On December 11, 2015, the board of the Company authorized and the Company and Tsinghua Unigroup executed the Tsinghua Share Subscription Agreement, which is included as Exhibit 4.3, to sell and issue 299,252,000 shares of the Company to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per common share of the Company representing an aggregate purchase price of approximately NT$12.0 billion. The Company and Tsinghua Unigroup and its subsidiary also have entered into other agreements related to the Tsinghua Share Subscription Agreement. On November 30, 2016, the Company and Tsinghua Unigroup mutually agreed to terminate the Tsinghua Share Subscription Agreement and to form a joint-venture. Under the joint-venture, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, will own 6.98% equity interest of Unimos Shanghai. In March 2017, ChipMOS BVI completed the sale of 54.98% equity interests of Unimos Shanghai to Unigroup Guowei and other strategic investors. Unimos Shanghai was no longer the subsidiary of ChipMOS BVI. On June 30, 2017, we completed the first stage capital injection of Unimos Shanghai, and on January 19, 2018, completed the second stage capital injection of Unimos Shanghai. See “Item 4. Information on the Company—Our Structure and History” for more details.

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

We conduct testing operations in our facilities at the Hsinchu Science Park, the Hsinchu Industrial Park and Chupei, gold bumping and wafer testing in our facility at Chupei, and assembly and testing operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through Unimos Shanghai, a 45.02%-owned affiliate of ChipMOS BVI. Unimos Shanghai operates an assembly and test facility at the Qingpu Industrial Zone in Shanghai.

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

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade. The overall outsourced assembly and test services for memory and logic/mixed-signal semiconductors increased gradually each year since 2016. But the average market price declined since Q3 2018 that also reflect the softer demand of memory products, including DRAM and Flash. That intensify our difficulties to maintain capacity utilization rates and gross margin.

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

Change in Product Mix. Increased in average selling prices of DDIC service since 2018 have been partially offset by a change in our revenue mix. In particular, revenue from assembly and test of LCD and other display panel driver semiconductors, bumping services and 12-inch COF processing have increased as a percentage of our total revenue in 2018. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices for our services on our ability to attain profitability.

Recent Acquisitions

On December 11, 2015, the board of the Company authorized and the Company and Tsinghua Unigroup executed the Tsinghua Share Subscription Agreement, which is included as Exhibit 4.3, to sell and issue 299,252,000 shares of the Company to Tsinghua Unigroup through the Private Placement at a price of NT$40.0 per common share representing an aggregate purchase price of approximately NT$12.0 billion. The Company and Tsinghua Unigroup and its subsidiary also have entered into other agreements related to the Tsinghua Share Subscription Agreement. On November 30, 2016, the Company and Tsinghua Unigroup mutually agreed to terminate the Tsinghua Share Subscription Agreement and to form a joint-venture. Under the joint-venture, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, will own approximately 6.98% equity interest of Unimos Shanghai. As of December 31, 2016, the equity transfer was not completed, and therefore, the assets, liabilities and equity related to Unimos Shanghai have been reclassified as held for sale and presented as discontinued operations according to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The equity transfer was completed in March 2017 and Unimos Shanghai is no longer a subsidiary of the Company. For additional information see “Item 4. Information on the Company—Agreements with Tsinghua Unigroup Ltd.”

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

On April 2, 2019, the board of directors of the Company adopted a resolution to dispose 9,100,000 common shares, or 9.1% equity investment in associate JMC ELECTRONICS CO., LTD.(“JMC”). The disposal was carried out on the public market and completed on April 8, 2019. We will continue to own 10 million common shares of JMC, representing 10.0% of the total shares outstanding.

Revenue

We conduct our business according to the following main business segments: (1) testing services for memory and logic/mixed-signal semiconductors; (2) assembly services for memory and logic/mixed-signal semiconductors; (3) LCD and other display panel driver semiconductor testing and assembly services; and (4) bumping services for memory, logic/mixed-signal and LCD and other display panel driver semiconductors. The following table sets forth, for the periods indicated, our consolidated revenue for each segment.

	Year ended December 31,
	2016	2017	2018	2018
	NT$	NT$	NT$	US$
	(in millions)
Testing	$4,587.1	$4,838.2	$4,790.1	$156.5
Assembly	5,880.8	5,259.3	4,679.7	152.9
LCD and other display panel driver semiconductor assembly and testing	4,920.3	4,789.9	5,694.7	186.0
Bumping	2,999.4	3,053.5	3,315.5	108.3

Total	$18,387.6	$17,940.9	$18,480.0	$603.7

Our revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer assembly and test services for memory semiconductors, logic/mixed-signal semiconductors, assembly and test services for LCD and other display panel driver semiconductors and bumping services.

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

Pricing

We price our testing fees primarily based on the cost of testing the products to our customers’ specifications, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and with reference to prevailing market prices. Accordingly, the testing fee for a particular product would principally depend on the time taken to perform the tests, the complexity of the product and the testing process, and the cost of the equipment used to perform the test. For example, testing fees for memory semiconductors are significantly higher than those for other products because of the longer time required and the need for burn-in testing. In addition, TDDI as a multi-functional product which is DDIC with touch function, its testing process required longer testing time than traditional DDIC, thus the testing cost also will be higher than DDIC product.

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

We price our assembly and test services for DDIC/TDDI and other display panel driver semiconductors and bumping services on the basis of our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and the price for comparable services.

On a case by case, we offer volume discounts to customers who purchase large quantities of our services and special discounts to customers who use our vertically integrated services and may offer special payment terms, including longer payment cycles, to key customers during downturns in the market so as to retain business from such key customers.

Revenue Recognition

We generally recognize our revenue from services for assembly and test services based on the progress towards completion of performance obligation during the service period. The progress towards completion on assembly services is measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume comparing to planned total testing volume. We believe that aforementioned methods are the most appropriate manner to measure the satisfaction of performance obligation to customers because the input costs incurred to assembly and testing volume completed in testing services are based on customer’s specification and not linear over the duration of these services.

Related Party Revenues

In 2016, 2017 and 2018, nil, less than 1% and less than 1%, respectively, of our net revenue were derived from related parties. We believe that our transactions with related parties were entered into on an arm’s length basis as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 69%, 73% and 80% of our revenue in 2016, 2017 and 2018, respectively. We also generate revenue from customers in Singapore, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 35 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Market Risks—Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation and amortization expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipment, utilities expenses and inventory supplies. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of assembly and test equipment and facilities. As of March 31, 2019, we had 1,078 testers, 101 burn-in ovens, 713 wire bonders, 113 inner-lead bonders, 9 steppers and 18 sputters. We use inner-lead bonders for the assembly of LCD and other display panel driver semiconductors using TCP or COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 70% in 2016, 79% in 2017 and 77% in 2018. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 64% in 2016, 66% in 2017 and 64% in 2018. Our average capacity utilization rate for LCD and other display panel driver semiconductor testing and assembly was 77% in 2016, 85% in 2017 and 80% in 2018. In addition, our average capacity utilization rate for bumping was 68% in 2016, 69% in 2017 and 72% in 2018.

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

Our gross revenue is generally the product of the progress towards completion multiplied by the average selling price per deliverable unit from our assembly or testing services, as the case may be. As a result, in a period where the average selling prices for our services do not fluctuate significantly, increases or decreases in our capacity utilization rates generally correlate to increases or decreases in our gross revenue. Periods with significant increases in the average selling prices for our services reduce the negative impact on our gross revenue from any decreases in our capacity utilization rates. Similarly, periods with significant decreases in the average selling prices for our services reduce the positive impact on our gross revenue from any increases in our capacity utilization rates.

The Company has significant fixed costs in operating our assembly and test facilities. For this reason, decreases in our cost of goods sold during a period generally occur at a slower rate than decreases, during the same period, in our gross revenue due to lower capacity utilization rates, lower average selling prices for our services, or both. Also, as a result, our gross margin and profitability generally decrease in correlation to decreases in our capacity utilization rates, decreases in our average selling prices for our services, or both. Similarly, our gross margin and profitability generally increase in correlation to increases in our capacity utilization rates, increases in our average selling prices for our services, or both. Due to the cyclical nature of the semiconductor industry, customer orders may change significantly, causing fluctuation in our capacity utilization rate and average selling prices for our service.

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

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2016	2017	2018	2018
	NT$	NT$	NT$	US$
	(in millions)
Gross profit:
Testing	$1,689.9	$1,733.4	$1,612.2	$52.7
Assembly	661.8	265.1	148.4	4.8
LCD and other display panel driver semiconductor assembly and testing	1,311.3	1,221.4	1,547.4	50.6
Bumping	(20.9)	17.3	122.0	4.0

Total	$3,642.1	$3,237.2	$3,430.0	$112.1

Gross profit margin:
Testing	36.8%	35.8%	33.7%	33.7%
Assembly	11.3	5.0	3.2	3.2
LCD and other display panel driver semiconductor assembly and testing	26.7	25.5	27.2	27.2
Bumping	(0.7)	0.6	3.7	3.7
Overall	19.8%	18.0%	18.6%	18.6%

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

Other Operating Income (Expenses), Net

Our other operating income principally consists of gain on disposal of scrapped materials, royalty income, gain on disposal of items purchased on behalf of others and gain on disposal of property, plant and equipment.

Other Non-Operating Income (Expenses), Net

Our other non-operating income principally consists of interest income, foreign exchange gain, reimbursement of ADSs service charge and gains on valuation of financial assets at fair value through profit or loss.

Our other non-operating expenses principally consist of foreign exchange losses.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$1,707 million, NT$2,797 million and NT$1,326 million (US$43 million) in 2016, 2017 and 2018, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2016	2017	2018
Revenue	100.0%	100.0%	100.0%
Cost of revenue	(80.2)	(82.0)	(81.4)

Gross profit	19.8	18.0	18.6
Research and development expenses	(4.5)	(5.5)	(5.1)
Sales and marketing expenses	(0.4)	(0.4)	(0.3)
General and administrative expenses	(4.5)	(3.6)	(2.6)
Other operating income, net	0.5	3.9	0.8

Operating profit	10.9	12.4	11.4
Finance costs	(1.0)	(1.2)	(1.0)
Share of profit (loss) of associates	0.2	(1.0)	(1.6)
Other non-operating expenses, net	(0.8)	(1.7)	(0.9)

Profit before tax	9.3	8.5	9.7
Income tax expense	(1.0)	(3.0)	(2.5)

Profit from continuing operations	8.3	5.5	7.2
Profit (loss) from discontinued operations	(0.7)	10.1	—

Profit for the year	7.6%	15.6%	7.2%

Attributable to:
Equity holders of the Company—continuing operations	10.0%	5.5%	7.2%
Equity holders of the Company—discontinued operations	(0.7)	10.1	—
Predecessors’ interests	(1.7)	—	—

	7.6%	15.6%	7.2%

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue. Our revenue increased by NT$539 million, or 3%, to NT$18,480 million (US$604 million) in 2018 from NT$17,941 million in 2017.

Revenue from test services for memory and logic/mixed-signal semiconductors decreased by NT$48 million, or 1%, to NT$4,790 million (US$157 million) in 2018 from NT$4,838 million in 2017. Revenue from test services for memory semiconductors increased by NT$17 million, or 1%, to NT$3,988 million (US$131 million) in 2018 from NT$3,971 million in 2017, principally due to the increased average selling prices for our services. Revenue for test services for logic/mixed-signal semiconductors decreased by NT$65 million, or 8%, to NT$802 million (US$26 million) in 2018 from NT$867 million in 2017, principally due to the decreased average selling prices for our services.

Revenue from assembly services for memory and logic/mixed-signal semiconductors decreased by NT$580 million, or 11%, to NT$4,679 million (US$153 million) in 2018 from NT$5,259 million in 2017. Revenue from assembly services for memory semiconductors decreased by NT$455 million, or 10%, to NT$3,897 million (US$127 million) in 2018 from NT$4,352 million in 2017, primarily as a result of the decreased average selling prices for our services and customer demand. Revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$124 million, or 14%, to NT$783 million (US$26 million) in 2018 from NT$907 million in 2017, primarily as a result of the decreased average selling prices for our services and customer demand.

Revenue from LCD and other display panel driver semiconductor assembly and test services increased by NT$905 million, or 19%, to NT$5,695 million (US$186 million) in 2018 from NT$4,790 million in 2017. This increase was principally as a result of an increase in average selling prices for our services and customer demand for LCD and other display panel products.

Revenue from bumping services increased by NT$262 million, or 9%, to NT$3,316 million (US$108 million) in 2018 from NT$3,054 million in 2017. This increase was principally due to the increased average selling prices for our services and customer demand.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and test capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue increased by NT$346 million, or 2%, to NT$15,050 million (US$492 million) in 2018 from NT$14,704 million in 2017, primarily due to the increase of depreciation expenses and reversal of inventory impairment loss of NT$474 million (US$15 million) and NT$88 million (US$3 million), respectively, and partially offset by the decrease of direct labor expenses and employee benefit expenses of NT$91 million (US$3 million) and NT$101 million (US$3 million), respectively.

Our gross profit increased to NT$3,430 million (US$112 million) in 2018 from NT$3,237 million in 2017. Our gross margin was 18.6% in 2018, compared to 18.0% in 2017.

Our gross profit margin for test services for memory and logic/mixed-signal semiconductors decreased to 33.7% in 2018 from 35.8% in 2017, primarily due to the decrease in revenue resulted from the decreased average selling prices for our services.

Our gross profit margin for assembly services for memory and logic/mixed-signal semiconductors decreased to 3.2% in 2018 from 5.0% in 2017, primarily due to the decrease in revenue resulted from the decreased average selling prices for our services and customer demand.

Our gross profit margin for LCD and other display panel driver semiconductor assembly and test services increased to 27.2% in 2018 from 25.5% in 2017, primarily due to the increase in revenue resulted from the increased average selling prices for our services and customer demand.

Our gross profit margin for bumping services increased to 3.7% in 2018 from 0.6% in 2017, primarily due to the increase in revenue resulted from the increased average selling prices for our services and customer demand.

Research and Development Expenses. Research and development expenses decreased by NT$47 million, or 5%, to NT$939 million (US$31 million) in 2018 from NT$986 million in 2017, primarily due to the decrease of employee benefit expenses and R&D material expense.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$11 million, or 17%, to NT$53 million (US$2 million) in 2018 from NT$64 million in 2017, primarily due to the decrease of employee benefit expenses, fright-out expense and commission expense.

General and Administrative Expenses. General and administrative expenses decreased by NT$155 million, or 24%, to NT$485 million (US$16 million) in 2018 from NT$640 million in 2017, primarily due to the decrease of employee benefit expenses and professional service fee.

Other Operating Income (Expenses), Net. Other operating income decreased by NT$545 million, or 79%, to NT$148 million (US$5 million) in 2018 from NT$693 million in 2017, primarily due to the decrease of insurance compensation income of NT$487 million (US$16 million) and gain on disposal of property, plant and equipment of NT$119 million (US$4 million).

Finance Costs. Finance costs decreased by NT$27 million, or 12%, to NT$190 million (US$6 million) in 2018 from NT$217 million in 2017. This change was primarily due to the decrease of interest expense from bank loans by NT$38 million (US$1 million) and partially offset by the increase of financial cost of bank loans by NT$11 million (US$359 thousand).

Share of profit (loss) of associates. Share of loss of associates increased by NT$121 million, or 67%, to NT$300 million (US$10 million) in 2018 from NT$179 million in 2017. This change was primarily due to the increase of share of loss of associates of Unimos Shanghai by NT$162 million (US$5 million) and partially offset by the increase of share of profit of associates of JMC by NT$41 million (US$1 million).

Other Non-Operating Income (Expenses), Net. Other non-operating expense decreased by NT$484 million, or 156%, to other non-operating income of NT$173 million (US$6 million) in 2018 from other non-operating expense of NT$311 million in 2017. This change was primarily due to the decrease of foreign exchange losses by NT$512 million (US$17 million) and partially offset by the decrease of gain on disposal of long-term investment of associates by NT$17 million (US$1 million) and reimbursement of ADSs service charge by NT$10 million (US$327 thousand).

Profit before Income Tax. As a result of the foregoing, profit before income tax increased by 16% to NT$1,782 million (US$58 million) in 2018 from NT$1,532 million in 2017.

Income Tax Expense. We had an income tax expense of NT$457 million (US$15 million) in 2018 compared to income tax expense of NT$551 million for 2017, primarily due to the decrease of the income tax expense from 10% tax on unappropriated earnings and partially offset by the increase of income tax of profit before tax.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing operations as well as increase in profit from discontinued operations, the profit for the year attributable to the Company was NT$1,326 million (US$43 million) in 2018, compared to NT$2,797 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Revenue. Our revenue decreased by NT$447 million, or 2%, to NT$17,941 million in 2017 from NT$18,388 million in 2016.

Revenue from test services for memory and logic/mixed-signal semiconductors increased by NT$251 million, or 5%, to NT$4,838 million in 2017 from NT$4,587 million in 2016. Revenue from test services for memory semiconductors increased by NT$351 million, or 10%, to NT$3,971 million in 2017 from NT$3,620 million in 2016, principally due to the increased capacity utilization rate resulting from the higher customer demand. Revenue for test services for logic/mixed-signal semiconductors decreased by NT$100 million, or 10%, to NT$867 million in 2017 from NT$967 million in 2016, principally due to the decreased capacity utilization rate resulting from the lower customer demand.

Revenue from assembly services for memory and logic/mixed-signal semiconductors decreased by NT$622 million, or 11%, to NT$5,259 million in 2017 from NT$5,881 million in 2016. Revenue from assembly services for memory semiconductors decreased by NT$932 million, or 18%, to NT$4,352 million in 2017 from NT$5,284 million in 2016, primarily as a result of the decreased average selling prices for our services and customer demand. Revenue from assembly services for logic/mixed-signal semiconductors increased by NT$310 million, or 52%, to NT$907 million in 2017 from NT$597 million in 2016, primarily as a result of the increased capacity utilization rate resulting from the higher customer demand.

Revenue from LCD and other display panel driver semiconductor assembly and test services decreased by NT$131 million, or 3%, to NT$4,790 million in 2017 from NT$4,921 million in 2016. This decrease was principally as a result of a decrease in average selling price for LCD and other display panel products.

Revenue from bumping services increased by NT$55 million, or 2%, to NT$3,054 million in 2017 from NT$2,999 million in 2016. This increase was principally due to the increased average selling prices for our services and customer demand.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and test capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue decreased by NT$42 million, or 1%, to NT$14,704 million in 2017 from NT$14,746 million in 2016, primarily due to the decrease of direct material expenses, depreciation expenses and expendable equipment of NT$310 million, NT$194 million and NT$352 million, respectively, and partially offset by the increase of direct labor expenses, employee benefit expenses, maintenance and repair, operating supplies, inventory supplies and subcontract fee of NT$359 million, NT$206 million, NT$68 million, NT$69 million, NT$65 million and NT$41 million, respectively.

Our gross profit decreased to NT$3,237 million in 2017 from NT$3,642 million in 2016. Our gross margin was 18.0% in 2017, compared to 19.8% in 2016.

Our gross profit margin for test services for memory and logic/mixed-signal semiconductors decreased to 35.8% in 2017 from 36.8% in 2016, primarily due to the decreased sales of higher margin logic/mixed-signal semiconductors test services.

Our gross profit margin for assembly services for memory and logic/mixed-signal semiconductors decreased to 5.0% in 2017 from 11.3% in 2016, primarily due to the decrease in revenue resulted from the decreased average selling prices for our services.

Our gross profit margin for LCD and other display panel driver semiconductor assembly and test services decreased to 25.5% in 2017 from 26.7% in 2016, primarily due to the decrease in revenue resulted from the decreased average selling prices for our services.

Our gross profit margin for bumping services increased to 0.6% in 2017 from -0.7% in 2016, primarily due to the increase in revenue resulted from the increased average selling prices for our services and customer demand.

Research and Development Expenses. Research and development expenses increased by NT$147 million, or 18%, to NT$986 million in 2017 from NT$839 million in 2016, primarily due to the increase of employee benefit expenses resulted from the increase of employees.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$9 million, or 12%, to NT$64 million in 2017 from NT$73 million in 2016, primarily due to the decrease of employee benefit expenses.

General and Administrative Expenses. General and administrative expenses decreased by NT$182 million, or 22%, to NT$640 million in 2017 from NT$822 million in 2016, primarily due to the decrease of employee benefit expenses and professional service fee resulted from the Merger.

Other Operating Income (Expenses), Net. Other operating income increased by NT$603 million, or 670%, to NT$693 million in 2017 from NT$90 million in 2016, primarily due to the increase of insurance compensation income of NT$480 million and gain on disposal of property, plant and equipment of NT$130 million.

Finance Costs. Finance costs increased by NT$38 million, or 21%, to NT$217 million in 2017 from NT$179 million in 2016. This change was primarily due to the increase of interest expense from bank loans and leasing by NT$46 million and partially offset by the decrease of financial cost of bank loans by NT$8 million .

Share of profit (loss) of associates. Share of income of associates decreased by NT$208 million, or 721%, to share of loss of associates of NT$179 million in 2017 from share of income of associates of NT$29 million in 2016. This change was primarily due to the increase of share of loss of associates of Unimos Shanghai by NT$180 million and decrease of share of profit of associates of JMC by NT$28 million.

Other Non-Operating Income (Expenses), Net. Other non-operating expense increased by NT$163 million, or 110%, to NT$311 million in 2017 from NT$148 million in 2016. This change was primarily due to the increase of foreign exchange losses by NT$224 million and partially offset by the increase of gain on disposal of long-term investment of associates by NT$17 million, reimbursement of ADSs service charge by NT$24 million and interest income by NT$15 million.

Profit before Income Tax. As a result of the foregoing, profit before income tax decreased by 10% to NT$1,532 million in 2017 from NT$1,700 million in 2016.

Income Tax Expense. We had an income tax expense of NT$551 million in 2017 compared to income tax expense of NT$177 million for 2016, primarily due to the income tax expense of NT$247 million in 2017 from 10% tax on unappropriated earnings and the tax benefit of NT$175 million in 2016 from reversing the 10% tax on respective unappropriated earnings due to the capital reorganization.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing operations as well as increase in profit from discontinued operations, the profit for the year attributable to the Company was NT$2,797 million in 2017, compared to NT$1,707 million in 2016.

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

Revenue recognition

We recognize revenue from services based on the progress towards completion of performance obligation during the service period. The progress towards completion on assembly services, services for LCDD and Bumping are measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume comparing to planned total testing volume. We believe that aforementioned methods are the most appropriate manner to measure the satisfaction of performance obligation to customers because the input costs incurred to assembly and testing volume completed in testing services are based on customer’s specification and not linear over the duration of these services.

We estimate sales refund liabilities for sale allowance based on historical results and other known factors. Provisions for such liabilities are recorded as a deduction item to sales revenues when the sales are recognized. We reassess the reasonableness of estimates of discounts and returns periodically. As of December 31, 2017 and 2018, the ending balances for current refund liabilities were NT$70 million and NT$33 million (US$1 million), respectively.

Provisions for deficiency compensation

We are primarily providing high-integration and high-precision integrated circuit of the packaging and testing services. In cases of deficiencies in the assembly and testing services provided, we have to clarify the reason for deficiencies and attribution of responsibility. We follows the guidance of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” to determine provisions for deficiency compensation. Since the timing and amount of these provisions are based on assumptions and estimates it requires management to make critical judgments. As of December 31, 2017 and 2018, the ending balances for current provision for deficiency compensation were NT$57 million and NT$ 29 million (US$1 million), respectively.

Impairment of receivables

We initially applied IFRS 9 on January 1, 2018 and recorded loss allowance base on expected credit loss. For the customer that we have reason to believe may have an inability to meet its financial obligations or past due over 90 days, we conduct an individual examination and use loss rate methodology to record a specific reserve. For the customers other than this, we also provide a reserve for receivables based upon the forecastability of business monitoring indicators to adjust the loss rate. As of December 31, 2018, we provided nil for the first type of reserve and NT$2 million (US$75thousand) for the second type of reserve.

The loss allowance we set aside for receivables was NT$87 thousand as of December 2016, nil as of December 31, 2017 and NT$2 million (US$75 thousand) as of December 31, 2018. The allowances as of December 31, 2016, 2017 and 2018 represented 0.002%, nil and 0.048%, respectively, of our accounts receivable as of those dates. The reversal and allowance in 2017 and 2018 reflected an enlargement and reduction of NT$87 thousand and NT$349 thousand (US$11 thousand), respectively, in accounts receivable that increased and decreased the sales and marketing expenses.

An increase in our loss allowance for receivables would increase our sales and marketing expenses, and decrease our current assets.

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

The Company has not recognized deductible and taxable temporary differences associated with investment as deferred tax assets. As of December 31, 2016, 2017 and 2018, the amounts of deductible temporary differences unrecognized as deferred tax assets were NT$535 million, NT$29 million and nil, respectively.

As of December 31, 2016, 2017 and 2018, the ending balances for deferred tax assets were NT$250 million, NT$212 million and NT$227 million (US$7 million), respectively.

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

The Company has not recognized taxable temporary differences associated with investment as deferred tax liabilities. As of December 31, 2016, 2017 and 2018, the amounts of taxable temporary differences unrecognized as deferred tax liabilities were nil, NT$921 thousand and NT$495 million (US$16 million), respectively.

As of December 31, 2016, 2017 and 2018, the ending balances for deferred tax liabilities were NT$93 million, NT$174 million and NT$309 million (US$10 million), respectively.

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

In determining whether any impairment charges were necessary for the property, plant and equipment and other non-current assets for the year ended December 31, 2018, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary for the year ended December 31, 2018, an impairment loss of nil and nil were recognized with respect to property, plant and equipment and other non-current assets.

While we believe that our estimates of future cash flows are reasonable, any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment changes in future periods.

Defined Benefit Plans

The cost of the defined benefit pension plan and post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to change in these assumptions. All assumptions are reviewed at each reporting date. Further details are disclosed in Note 25 to our consolidated financial statements contained in this Annual Report on Form 20-F.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term bank loans and cash flow from operations. As of December 31, 2018, our primary sources of liquidity were cash and cash equivalents of NT$4,643 million (US$152 million), short-term bank loans of NT$6,007 million (US$196 million) available to us in undrawn facilities, which have expired or will expire from February 2019 to November 2019, and long-term bank loans of NT$1,800 million (US$59 million) available to us in undrawn facilities, which will expire in May 2023. We have taken the following steps to meet our liquidity, capital spending and other capital needs.

In May 2018, the Company obtained a syndicated loan facility from banks in Taiwan in the amount of NT$12,000 million for a term of five years, which was used to repay the existing debt of financial institutions and broaden the Company’s working capital. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations” for additional information.

In order to adjust capital structure and increase returns of equity, on June 26, 2018, a capital reduction plan (the “2018 Capital Reduction Plan”) was resolved at shareholders’ meeting, under which the Company reduced its share capital by approximately 15% on November 2, 2018. As a result, approximately 15% of the total number of issued shares was canceled, proportionately to the shareholding of each Shareholder. The issued shares of the Company include (i) the issued and outstanding shares not held in the ADS deposit facility, approximately 15 % of which were canceled, and cash was distributed to the holders of these shares, (ii) the issued and outstanding shares held in the ADS deposit facility, approximately 15% of which were canceled, and accordingly, approximately 15% of the ADSs representing these shares were canceled, and cash was distributed to holders of ADSs representing these canceled shares, (iii) issued shares not outstanding that are treasury stock, approximately 15% of which were canceled, and no cash was distributed with respect to these shares, and (iv) issued shares not outstanding acquired by the Company pursuant to the restricted share agreement with the employees, approximately 15% of which were canceled, and no cash was distributed with respect to these shares, in each case of (i)-(iv), in accordance with the 2018 Capital Reduction Plan. The ratio between one ADS and the number of underlying Common Shares remain unchanged under the 2018 Capital Reduction Plan. The record date of the 2018 Capital Reduction Plan was fixed on August 15, 2018. Each holder of the outstanding Common Shares received an amount calculated by approximately NT$1.5 per common share and each holder of ADS received an amount calculated by approximately NT$30 per ADS under the 2018 Capital Reduction Plan.

Under the 2018 Capital Reduction Plan, the Company’s share capital was reduced by NT$1,329,445,590, and 132,944,559 issued Common Shares and 974,013 issued and outstanding ADSs were canceled. As of March 31, 2019, we have a total of 752,834,734 issued Common Shares and 4,995,376 issued and outstanding ADSs.

Since November 1, 2016, when the Company first issued ADSs, the total number of issued and outstanding Company ADSs has decreased by 20,624,891 ADSs, representing approximately 81% of the total number of issued and outstanding ADSs first issued, as a result of ADS holders surrendering their ADSs to the depositary for cancellation, withdrawing the underlying shares and 2018 Capital Reduction Plan from the deposit facility, pursuant to the Company’s deposit agreement with the depositary.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2016	2017	2018	2018
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated from (used in):
Operating activities	$3,688.0	$4,157.3	$4,129.2	$134.9
Investing activities	(4,556.7)	(3,493.4)	(5,129.3)	(167.6)
Financing activities	(3,223.9)	(550.8)	(2,400.4)	(78.4)

Net increase (decrease) in cash and cash equivalents	$(4,092.6)	$113.1	$(3,400.5)	$(111.1)

Net Cash Generated from Operating Activities

Net cash generated from operating activities totaled NT$4,129 million (US$135 million) in 2018, compared to NT$4,157 million in 2017. Net cash generated from operating activities was positively impacted by a profit before income tax of NT$1,782 million (US$58 million) with depreciation expenses of NT$3,377 million (US$110 million) in 2018 compared to a profit before income tax (including discontinued operations) of NT$3,347 million with depreciation expenses of NT$2,899 million in 2017. The decrease in net cash generated from operating activities was primarily due to an increase of accounts and notes receivable of NT$734 million (US$24 million) in 2018 compared to a decrease of accounts and notes receivable of NT$128 million in 2017, a decrease of other payables of NT$302 million (US$10 million) in 2018 compared to an increase of other payables of NT$439 million in 2017, the decrease of share-based payments which was NT$41 million (US$1 million) in 2018 compared to NT$123 million in 2017 and a decrease of prepayments of NT$47 million (US$2 million) in 2018 compared to a decrease of prepayments of NT$127 million in 2017 and partially offset by the decrease of gain on disposal of a subsidiary which was nil in 2018 compared to NT$1,843 million in 2017, gain on disposal of property, plant and equipment which was NT$14 million (US$1 million) in 2018 compared to NT$133 million in 2017, insurance compensation income which was NT$147 thousand (US$5 thousand) in 2018 compared to NT$487 million in 2017, income tax payment which was NT$119 million (US$4 million) in 2018 compared to NT$388 million in 2017 and the increase of share of loss of associates which was NT$300 million (US$10 million) in 2018 compared to NT$179 million in 2017.

Net cash generated from operating activities totaled NT$4,157 million in 2017, compared to NT$3,688 million in 2016. Net cash generated from operating activities was positively impacted by a profit before income tax (including discontinued operations) of NT$3,347 million with depreciation expenses of NT$2,899 million in 2017 compared to a profit before income tax (including discontinued operations) of NT$1,578 million with depreciation expenses of NT$3,228 million in 2016. The increase in net cash generated from operating activities was primarily due to a decrease of accounts and notes receivable of NT$128 million in 2017 compared to an increase of accounts and notes receivable of NT$480 million in 2016, an increase of other payables of NT$439 million in 2017 compared to a decrease of other payables of NT$250 million in 2016 and partially offset by the increase of gain on disposal of a subsidiary which was NT$1,843 million in 2017 compared to nil in 2016 and insurance compensation income which was NT$487 million in 2017 compared to nil in 2016.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$5,129 million (US$168 million) in 2018, compared to NT$3,493 million in 2017. The increase in net cash used in investing activities primarily resulted from the decrease in net cash flow from disposal of a subsidiary which was nil in 2018, compared to NT$1,781 million in 2017.

Net cash used in investing activities totaled NT$3,493 million in 2017, compared to NT$4,557 million in 2016. The decrease in net cash used in investing activities primarily resulted from the increase in net cash flow from disposal of a subsidiary which was NT$1,781 million in 2017, compared to nil in 2016, proceeds from insurance compensation which was NT$487 million in 2017, compared to nil in 2016 and proceeds from disposal of property, plant and equipment which was NT$307 million in 2017, compared to NT$59 million in 2016 and partially offset by the increase in acquisition of investment in associate which was NT$1,373 million in 2017, compared to nil in 2016.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled NT$2,400 million (US$78 million) in 2018, compared to net cash used in financing activities totaled NT$551 million in 2017. The increase in net cash used in financing activities was primarily the result of the net payments of short-term bank loans of NT$969 million (US$32 million) in 2018, compared to net proceeds of short-term bank loans of NT$1,282 million in 2017 and the payments on capital reduction which was NT$1,284 million (US$42 million) in 2018, compared to nil in 2017 and partially offset by the net proceeds of long-term bank loans of NT$110 million (US$4 million) in 2018, compared to net payments of long-term bank loans of NT$976 million in 2017 and the decrease in cash distribution of NT$257 million (US$8 million) in 2018, compared to NT$857 million in 2017.

Net cash used in financing activities totaled NT$551 million in 2017, compared to net cash used in financing activities totaled NT$3,224 million in 2016. The decrease in net cash used in financing activities was primarily the result of the net proceeds of short-term bank loans of NT$1,282 million in 2017, compared to net payment on short-term bank loans of NT$1,149 million in 2016, the payments on repurchase of shares of nil in 2017, compared to NT$1,008 million in 2016, the payments in cash distribution of NT$857 million in 2017, compared to NT$1,793 million in 2016 and the payments on capital reorganization which was nil in 2017, compared to NT$3,342 million in 2016 and partially offset by the net payments of long-term bank loans of NT$976 million in 2017, compared to net proceeds of long-term bank loans of NT$4,359 million in 2016.

Capital Resources

Capital expenditures in 2016 were funded by NT$3,688 million in cash flows from operating activities. Capital expenditures in 2017 were funded by NT$4,157 million. Capital expenditures in 2018 were funded by NT$4,129 million (US$135 million) in cash flows from operating activities.

Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources”.

Loans

As of December 31, 2018, we had long-term bank loans of NT$9,790 million (US$320 million) (including current portions of such long-term bank loans of NT$747 million (US$24 million). As of December 31, 2018, NT$8,022 million (US$262 million) of our long-term bank loans were collateralized by land, buildings and equipment. Our long-term bank loans were floating rate loans with a rate of 1.7895% as of December 31, 2018, repayable semi-annually from November 2018 to May 2023.

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

•

On May 16, 2016, we obtained a syndicated loan from banks in Taiwan in the amount of NT$13,200 million with a term of five years. This loan facility is secured by existing land and buildings and equipment. This loan facility was drawn of NT$10,800 million and fully repaid in May 2018.

•

On May 15, 2018, we obtained a syndicated loan from banks in Taiwan in the amount of NT$12,000 million with a term of five years. This loan facility is secured by existing land and buildings and equipment. As of the date of this Annual Report on Form 20-F, this loan facility was drawn of NT$10,200 million.

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

We were in compliance with these financial covenants ratio requirements for 2014 to 2018.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2018:

	As of December 31, 2018
	NT$	US$
	(in millions)
During 2019	$748	$24
During 2020	754	25
During 2021	754	25
During 2022	754	25
During 2023 and onwards	6,780	221

	$9,790	$320

As of December 31, 2018, certain of our property, plant and equipment and other financial assets-non current with an aggregate net book value of NT$9,672 million (US$316 million) and NT$68 million (US$2 million), respectively, were pledged as collateral mainly for long-term bank loans and leases.

Our unused credit lines for short-term loans, as of December 31, 2018, totaled NT$6,007 million (US$196 million), which have expired or will expire from February 2019 to November 2019. As of December 31, 2018, our unused long-term credit facilities totaled NT$1,800 million (US$59 million) which will expire in May 2023.

As of December 31, 2018, we had no short-term loan outstanding.

We believe our current cash and cash equivalents, cash flows from operations and available credit facilities will be sufficient to meet our capital spending, commitments and other capital needs through the one year after the issuance date of financial statements. There can be no assurance regarding these matters, however, considering prevailing global economic conditions which continue to have a negative impact on our ability to accurately forecast our revenues, results of operations and cash position. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations”.

Research and development, patents and licenses

See the discussion under “Item 4. Information on the Company—Research and Development”.

Trend Information

See the discussion under “Item 4. Information on the Company—Our Structure and History”, “Item 4. Information on the Company—Industry Background” and “Item 4. Information on the Company—Competition”.

Off-Balance Sheet Arrangements

As of December 31, 2018, we had no off-balance sheet arrangements.

Taxation

The Company is entitled to tax incentives generally available to Taiwan companies under the ROC Statute for Industrial Innovation, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. In 2016, 2017 and 2018, tax credits resulted in tax savings for the Company of approximately nil, NT$7 million and NT$7 million (US$229 thousand), respectively.

Profit for the year generated by the Company after January 1, 1998, which is not distributed in the year following the year the profit was generated, is subject to additional income tax at the rate of 10%. If that profit for the year is subsequently distributed, the additional income tax previously paid on that income is credited against the amount of withholding tax payable by shareholders, who are not individuals or entities of the Republic of China (for taxation purposes), in connection with the distribution.

The ROC government enacted the alternative minimum tax (“AMT”) Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. In 2018, AMT Act had no effects on the tax expenses of the Company since the income tax payable is above the minimum amount prescribed under the AMT Act.

The amendment to the Income Tax Act has been approved and promulgated in February 2018 to raise the profit-seeking enterprise income tax rate from 17% to 20%, decrease the tax rate on unappropriated retained earnings from 10% to 5%, and abandon the imputation tax credit account effective from fiscal year starting January 1, 2018.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2018, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term bank loans(1)	$10,477	$927	$1,815	$7,735	$—
Lease obligations payable	18	18	—	—	—
Operating leases	320	69	73	67	111
Capital commitments	2,509	2,509	—	—	—

Total contractual cash obligations	$13,324	$3,523	$1,888	$7,802	$111

Note:

(1)	Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2018, level throughout all relevant periods.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2019. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, and Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	60	Chairman and Director/President	2019
Yu-Hu Liu	60	Director	2019
Wen-Ching Lin	62	Director	2019
Chin-Shyh Ou	61	Independent Director	2019
Tai-Haur Kuo	58	Independent Director	2019
Yuh-Fong Tang	64	Independent Director	2019
Kuei-Ann Wen	58	Independent Director	2019
Cho-Lien Chang	57	Independent Director	2019
Lafair Cho	56	Senior Executive Vice President/Chief Operating Officer	—
Silvia Su	48	Vice President, Finance and Accounting Management Center	—

Shih-Jye Cheng has served as a director and president of the Company since 1997 and the chairman of the Company since June 2003. He has been the vice chairman of Unimos Shanghai since February 2017. He is the sibling of President of ChipMOS USA. He also has been the director of the ChipMOS USA since its inception. He was the chairman of ThaiLin from 2002 to 2013, a director of Syntax-Brillian Corporation from November 2005 to June 2008, the chairman of Unimos Shanghai from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng was indicted by the Taipei District Prosecutor’s Office for matters relating to the purchase by the Company and ThaiLin of certain repurchase notes in 2004. Mr. Cheng was found not guilty by the Taipei District Court on October 1, 2007 and by the High Court on September 3, 2013. The Taiwan High Court’s Prosecutor’s Office filed a petition for appeal against the High Court’s decision on September 18, 2013. Mr. Cheng was confirmed not guilty by Taiwan’s Supreme Court on August 7, 2014. The Supreme Court’s ruling is not subject to appeal and the litigation closed.

Yu-Hu Liu has served as one of our directors since June 2013. Mr. Liu has been the supervisor of Siliconware Investment Co., Ltd. from June 2011 to March 2019 and supervisor of Yann Yuan Investment Co., Ltd. since 2015. He was supervisor and Vice President of Siliconware Precision from 2011 to 2013 and 2006 to 2011, respectively. Mr. Liu holds a master’s degree from National United University.

Wen-Ching Lin has served as one of our directors since May 2016. Mr. Lin has been the chairman of Yann Fong Investment Co., Ltd., since April 2000, the director and president since December 2015 and the chairman since August 2018 of Shi Kai Investment Co., Ltd., the president of Zhi Sheng Investment Co., Ltd. from December 2015 to June 2018 and the chairman of Yann Yuan Investment Co., Ltd. since July 2016. He was the supervisor of Siliconware Precision from June 2011 to June 2014. Mr. Lin graduated from Takushoku University.

Chin-Shyh Ou has served as one of our directors since June 2007. He was one of ChipMOS Bermuda’s directors since June 2007 until ChipMOS Bermuda was merged with and into the Company. He also served as independent director and compensation member of Chi Hua Fitness Co., Ltd since May and August 2011 respectively. Mr. Ou joined the National Chengchi University as an associate professor in 1993, a professor from 1997 to January 2018 and a professor emeritus since February 2018. He has been a chair professor of the department of the Accounting and Information System at Asia University since August 2018. In 1998, he joined National Chung Cheng University as a professor and the chairman of the Department of Accounting. He led a project to establish the Graduate Institute of Accounting and Information Technology at National Chung Cheng University in 1999. Mr. Ou earned a master degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor.

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

Lafair Cho has served as the chief operating officer and senior executive vice president of the manufacturing operations center of the Company since January 2017. He has been the director of the ChipMOS USA since July 2003 and also has been the director of the ChipMOS BVI since October 2011. He was the executive vice president of the Company from June 2015 to January 2017. He also served as our vice president of the memory production group from July 2003 to August 2004 and as our director from October 2003 to June 2007. He served as a deputy assistant vice president of our IC testing division from April 2000 to December 2001 and as an assistant vice president of our IC testing division from January 2002 to January 2003. He also served as ThaiLin’s chairman since June 17, 2013, the president since December 1, 2003 and a director since December 30, 2002 until ThaiLin was merged with and into the Company. He was vice president of ThaiLin from February 1, 2003 to November 30, 2003. He served as manager of production material control of Mosel from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University.

Silvia Su has served as the vice president of finance and accounting management center of the Company since July 1, 2018. She has been the supervisor of Unimos Shanghai and the director of the ChipMOS BVI since February 2018. She also has been the director of ChipMOS USA since July 2013. She joined the Group from 2000. She was the director of finance division of ThaiLin from June 2013 till ThaiLin was merged with and into the Company in June 2015. She was the secretary of ChipMOS Bermuda till ChipMOS Bermuda was merged with and into the Company in October 2016. She holds a bachelor’s degree in Accounting from National Chengchi University and a master’s degree in Business Administration from the University of Leeds.

Share Ownership

The following table sets forth certain information as of March 31, 2019 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued	Number of Restricted Shares Held	Expiration Date of Restricted Shares
Shih-Jye Cheng	12,150,161	1.64%	—	Not applicable
Yu-Hu Liu	—	—	—	Not applicable
Wen-Ching Lin	3,399,862	0.46%	—	Not applicable
Chin-Shyh Ou	—	—	—	Not applicable
Tai-Haur Kuo	—	—	—	Not applicable
Yuh-Fong Tang	—	—	—	Not applicable
Kuei-Ann Wen	—	—	—	Not applicable
Cho-Lien Chang	—	—	—	Not applicable
Lafair Cho	101,990	0.02%	—	Not applicable
Silvia Su	96,041	0.01%	—	Not applicable

Note:

Indicate actual numbers held and/or including restricted shares vested within 60 days after March 31, 2019.

Compensation Committee

The aggregate compensation paid in 2018 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$80 million (US$3 million).

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

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2016	2017	2018	2019
General operations	3,203	3,003	3,160	3,067
Quality control	359	352	342	334
Engineering	1,447	1,332	1,445	1,440
Research and development	679	665	669	659
Sales, administration and finance	176	143	138	137
Others	350	310	251	252

Total	6,214	5,805	6,005	5,889

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31,
Location	2016	2017	2018	2019
Hsinchu Production Group	2,173	2,230	2,250	2,218
Southern Taiwan Production Group	3,387	3,571	3,751	3,667
Shanghai	650	—	—	—
United States	4	4	4	4

Total	6,214	5,805	6,005	5,889

As of December 31, 2017 and 2018 and March 31, 2019, employees of Unimos Shanghai are excluded due to Unimos Shanghai is no longer a subsidiary of the Company following the equity interests transfer completed in March 2017.

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Restricted Shares

On November 12, 2014, the board of directors of the Company approved 2014 Restricted Stock Award Agreement which has 17,300,000 restricted shares available for issuance. The par value and granting price of the restricted shares were NT$10 and zero, respectively. The issuance of the restricted shares was approved by the Special General Meeting of the Shareholders’ of the Company on December 30, 2014 and approved by the Financial Supervisory Commission of ROC on June 30, 2015. Under the Restricted Stock Award Agreement, the restricted shares will be issued to the employees determined by the board. The restricted shares received will be vested on the vesting ratio when the determined employees accomplish the required years of services and performance conditions. The restricted shares are not restricted for the dividend distribution. The employees are required to return the received restricted shares but not the dividends received if they resign during the vesting period. The returned restricted shares will be retired and cancelled. In 2016, 1,548,000 restricted shares were granted and 927,364 restricted shares were forfeited. In 2017, 695,200 restricted shares were forfeited. In 2018, 371,977 restricted shares were forfeited.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information known to us concerning the record ownership of our shares as of March 28, 2017, June 19, 2018 and April 12, 2019 (our most recent record date) (1) the largest ten shareholders of the Company as of such record date and (2) our directors and executive officers as a group.

	March 28, 2017			June 19, 2017			April 12, 2019(1)
Name of Beneficial Owners	Numbers of Shares Owned		Percentage of Shares Owned	Numbers of Shares Owned		Percentage of Shares Owned	Numbers of Shares Owned		Percentage of Shares Owned
Siliconware Precision Industries Co., Ltd	132,775,000		14.97%	156,045,540		18.22%	148,910,390		20.12%
Depositary(2)	380,941,160		42.95%	302,785,500		35.36%	99,507,534		13.45%
Citibank (Taiwan) in its capacity as Master Custodian for Investment Account of GIC Pte Ltd. (Singapore)	39,323,000		4.43%	39,371,000		4.43%	22,225,661		3.00%
Morgan Stanley & Co. International Plc	*		*	*		*	17,759,559		2.40%
Fubon Life Insurance Co., Ltd.	16,100,000		1.82%	16,100,000		1.82%	13,683,762		1.85%
Shih-Jye Cheng(3)	*		*	*		*	12,150,161		1.64%
Cathay Life Insurance Co., Ltd.	12,639,000		1.43%	12,639,000		1.43%	11,277,000		1.52%
JPMorgan Chase Bank N.A., Taipei Branch in custody for Vanguard Total International Stock Index Fund, a series of Vanguard Star Funds	*		*	*		*	9,594,464		1.30%
Norges Bank	*		*	*		*	9,088,840		1.23%
New Labor Retirement Fund	*		*	*		*	8,518,809		1.15%
Directors and executive officers, as a group(4)	10,001,200	(5)	1.13%(5)	9,691,200	(6)	1.13%(6)	15,748,054	(7)	2.13%(7)

Notes:

*	Was not one of the largest ten shareholders of the Company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs. With effect from October 31, 2016, Citibank, N.A. acts as the depositary.
(3)	Shih-Jye Cheng is a director and president of the Company, whose numbers of shares owned also included in directors and executive officers, as a group.
(4)

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

(5)	As of March 31, 2017.
(6)	As of March 31, 2018.
(7)	As of March 31, 2019.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2019, a total of 727,264,797 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through their custodians in the ROC. As of March 31, 2019, 99,907,520 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADSs Deposit Agreement. Citibank, N.A., has advised us that, as of March 31, 2019, 4,995,376 ADSs, representing 99,907,520 common shares, were held of record by Cede & Co. and 328 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by US persons.

Related Party Transactions

Unimos Microelectronics (Shanghai) Co., Ltd.

We conducted our PRC operations through Unimos Shanghai, the 45.02%-owned affiliate of ChipMOS BVI, our controlled subsidiary. On November 30, 2016, the Company and Tsinghua Unigroup agreed to form a joint-venture. Under the joint-venture, the Equity Interest Transfer Agreements among ChipMOS BVI, a wholly-owned subsidiary of the Company, and some strategic investors which including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, were executed. Pursuant to the agreement, ChipMOS BVI, would sell, for the aggregate purchase price of approximately RMB 484 million, 54.98% equity interests of its wholly-owned subsidiary, Unimos Shanghai, to the strategic investors, and Unigroup Guowei would hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, would own approximately 6.98% equity interest of Unimos Shanghai. Unimos Shanghai is no longer the subsidiary of the Company following the sale of equity interests, which was completed in March 2017.

Under a technology transfer agreement dated October 3, 2011 which became effective on August 1, 2012, ChipMOS Bermuda licensed certain technologies and systems, and agreed to provide certain technical support and consulting services to Unimos Shanghai relating to those technologies and systems, and Unimos Shanghai will pay an aggregate of RMB 27 million to ChipMOS Bermuda by forty installments on the last day of each quarter during the term of this agreement. Following the merger of ChipMOS Bermuda and the Company which was effective on October 31, 2016, the Company is the surviving company to provide Unimos Shanghai with technical support and consulting services.

Pursuant to the Technology Transfer and License Agreement and Addendums dated May 27, 2016, August 5, 2016 and January 19, 2017 entered between the Company and Unimos Shanghai, the Company agreed to transferred certain technologies for LCD driver IC assembly and testing and wafer bumping and provide certain technical assistance and consulting services to Unimos Shanghai, and Unimos Shanghai agreed to pay the Company the license fee in the amount of US$1 million and a running royalty for the foregoing license equivalent to 0.5% of the total earnings of the sales (excluding rebate, refund and rework) of the licensed technologies with a cap of US$15 million. In April 2018, both parties agreed to terminate the agreement after an amicable negotiation.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-84.

Legal Proceedings

We were not involved in any material litigation in 2018 and are not currently involved in any material litigation.

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”.

Dividends and Dividend Policy

The following table sets forth the distribution per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those distributions. During 2016, 2017 and 2018, we paid cash distributions in the amounts of NT$2.09, NT$1.00 and NT$0.30 (US$0.01), respectively.

	Cash Distributions per Share	Stock Dividends per Share	Total Shares Issued as Stock Dividends	Outstanding Common Shares at Year End
	(NT$)	(NT$)
2016	2.09	—	—	856,754,261
2017	1.00	—	—	856,059,061
2018	0.30	—	—	727,264,797

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

Listing

The principal trading market for our common shares is the TWSE. Our common shares have been listed on the TWSE under the symbol “8150” since April 11, 2014, and the ADSs have been listed on the NASDAQ under the symbol “IMOS” since November 1, 2016. The outstanding ADSs are identified by the CUSIP number 16965P202.

Item 10.	Additional Information

The following information relates to our shares, including summaries of certain provisions of the Company’s articles of incorporation, the ROC Company Act, and Securities and Exchange Act.

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

Changes in Share Capital

Under the ROC Company Act, any change in the authorized share capital of a company limited by shares requires an amendment to its articles of incorporation, which in turn requires approvals each at the meeting of the board of directors and shareholders’ meeting. In the case of a public company such as the Company, it must also make an effective registration with the FSC and an amendment to the corporate registration with the Hsinchu Science Park Bureau of the Ministry of Science and Technology. Authorized but unissued common shares may be issued, subject to the applicable ROC law, upon terms as the board of the Company may determine. See“Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information.

Preemptive Rights

Under the ROC Company Act, when an ROC company issues new shares for cash, existing shareholders who are listed on the shareholders’ register as of the record date have preemptive rights to subscribe for the new issue in proportion to their existing shareholdings, while a company’s employees, whether or not they are shareholders of the Company, have rights to subscribe for 10% to 15% of the new issue. Any new shares that remain unsubscribed at the expiration of the subscription period may be freely offered, subject to compliance with the applicable ROC law.

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

Meeting of Shareholders

The Company will be required to hold an annual general meeting of shareholders within six months following the end of each fiscal year. These meetings are generally held in Hsinchu, Taiwan. Any shareholder who holds 1% or more of the Company’s issued and outstanding shares may submit one proposal, in writing or by electronic means designated by the Company, for discussion at the annual general meeting. Extraordinary shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the issued and outstanding shares for a period of one year or longer. Any one or more shareholders who have held in aggregate more than half of the issued and outstanding shares for at least three consecutive months may convene an extraordinary shareholders’ meeting. Shareholders’ meetings may also be convened by the audit committee. Notice in writing of shareholders’ meetings, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders. If a company adopts a nomination procedure for election of directors in its articles of incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the Company along with relevant information and supporting documents in accordance with the requirements under the ROC Company Act. Under the Company’s articles of incorporation, the Company presently adopts such nomination procedure for the election of independent directors and, if so resolved by the shareholders at the annual general meeting of shareholders in June of 2019, will adopt such nomination procedures for election of all directors.

Voting Rights

Under the ROC Company Act, except under limited circumstances, shareholders have one vote for each common share held. Under the ROC Company Act, the directors are elected at a shareholders’ meeting through cumulative voting.

In general, a resolution can be approved by the holders of at least a majority of our shares represented at a shareholders’ meeting at which the holders of a majority of all issued and outstanding common shares are present. Under the ROC Company Act, the approval by at least a majority of our shares represented at a shareholders’ meeting in which a quorum of at least two-thirds of all issued and outstanding common shares are represented is required for major corporate actions, including:

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

However, in the case of a public company such as the Company, there is one exception if the total number of shares represented by the shareholders present at a shareholders’ meeting is not sufficient to meet the above criteria (referred to the holders of at least two-thirds of all issued and outstanding common shares presented at the meeting), the resolution may be adopted by the holders of at least two-thirds of the shares represented at a shareholders’ meeting at which the holders of at least a majority of all issued and outstanding common shares are present.

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

Other Rights of Shareholders

Under the ROC Company Act, dissenting shareholders are entitled to appraisal rights in certain major corporate actions such as a proposed amalgamation by the company. If agreement with the company cannot be reached, dissenting shareholders may seek a court order for the company to redeem all of their shares. Shareholders may exercise their appraisal rights by serving written notice on the company prior to or at the related shareholders’ meeting and/or by raising and registering an objection at the shareholders’ meeting. In addition to appraisal rights, shareholders have the right to sue for the annulment of any resolution approved at a shareholders’ meeting where the procedures were legally defective within 30 days after the date of the shareholders’ meeting. One or more shareholders who have held 1% or more of the issued and outstanding shares of a company for a period of six months or longer may require an independent director to bring a derivative action on behalf of the company against a director as a result of the director’s unlawful actions or failure to act.

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

One or more shareholders who have held 1% or more of the issued and outstanding shares for six months or longer may request a court to appoint an inspector to examine the books, accounts and financial conditions of the Company. The court may, if it deems necessary based on the inspector’s report, order the independent director to convene the shareholders’ meeting.

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

Transfer of the Shares

The transfer of the shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders’ rights against the Company, the transferee must have his name and address registered on its register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with the Company. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents. The settlement of trading in the shares is normally carried out on the book-entry system maintained by the Taiwan Depository & Clearing Corporation.

Acquisition of the Shares by us

Under the ROC Securities and Exchange Act, the Company may purchase the shares as treasury stock under limited circumstances, including:

•	to transfer shares to the Company’s employees;

•	to deliver shares upon the conversion or exercise of bonds with warrants, preferred shares with warrants, convertible bonds, convertible preferred shares or warrants issued by the Company; or

•	to maintain the Company’s credit and its shareholders’ equity, provided that the shares so purchased shall be cancelled.

The Company may purchase the shares on the TWSE or by means of a public tender offer. These transactions require the approval of a majority of the board of the Company at a meeting in which at least two-thirds of the directors are in attendance. The total amount of the Company shares purchased for treasury stock may not exceed 10% of the total issued shares. In addition, the total cost of the purchased shares shall not exceed the aggregate amount of the retained earnings, any premium from share issuances and the realized portion of the Company’s capital reserve. The shares purchased by the Company pursuant to the first two items above will be transferred to the intended transferees within five years of the purchase; otherwise the shares will be cancelled. For the shares to be cancelled under the third item above, the Company is required to complete an amendment registration for the cancellation within six months of the purchase.

The Company may not pledge or hypothecate any of its shares purchased by it. In addition, it may not exercise any shareholders’ right attaching to such shares. In the event that the Company purchases its shares on the TWSE, its affiliates, directors, managers, shareholders holding more than 10% of the total issued shares and their respective spouses and minor children and/or nominees are prohibited from selling any shares of the Company during the period in which the Company is purchasing its shares.

Pursuant to the ROC Company Act, an entity in which the Company directly or indirectly owns more than 50% of the voting shares or paid-in capital, which is referred to as a controlled entity, may not purchase the shares of the Company. Also, if the Company and a controlled entity jointly own, directly or indirectly, more than 50% of the voting shares or paid-in capital of another entity, which is referred to as a third entity, the third entity may not purchase shares in either the Company or a controlled entity.

Liquidation Rights

In the event of the liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed pro rata to the shareholders in accordance with the relevant provisions of the ROC Company Act.

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

In addition, the number of shares that can be sold or transferred on the TWSE by any person subject to the restrictions described above on any given day may not exceed the greater of:

•

0.2% of the outstanding shares of the company in the case of a company with no more than 30 million outstanding shares; or 0.2% of 30 million shares plus 0.1% of the outstanding shares exceeding 30 million shares in the case of a company with more than 30 million outstanding shares; and

•

5% of the average trading volume (number of shares) on the TWSE for the ten consecutive trading days preceding the reporting day on which the director, manager or substantial shareholder reports the intended share transfer to the FSC.

These restrictions do not apply to sales or transfers of the Company’s ADSs.

Material Contracts

We have entered into the following contracts that are effective or within the two years preceding the date of this Annual Report on Form 20-F that are or may be material:

•

On May 16 2016, the Company obtained a syndicated loan facility from banks in Taiwan in the amount of NT$13.2 billion separated into two parts with term of five years. This loan facility was used to refinance the existing bank debts and for general corporate purposes.

•

On November 30, 2016, ChipMOS BVI, Unigroup Guowei and the Company entered into the Equity Interest Transfer Agreement, pursuant to which Unigroup Guowei will purchase 48% equity interests of Unimos Shanghai.

•

On November 30, 2016, ChipMOS BVI and Gongqingcheng Changhou Investment Management Ltd. (“Gongqingcheng Changhou”) entered into the Equity Interest Transfer Agreement, pursuant to which Gongqingcheng Changhou will purchase 2% equity interests of Unimos Shanghai.

•

On November 30, 2016, ChipMOS BVI and Accretech (China) Co., Ltd. (“Accretech (China)”) entered into the Equity Interest Transfer Agreement, pursuant to which Accretech (China) will purchase 1.4162% equity interests of Unimos Shanghai.

•	On November 30, 2016, ChipMOS BVI and Chao-Jung Tsai entered into the Equity Interest Transfer Agreement, pursuant to which Chao-Jung Tsai will purchase 1.3443% equity interests of Unimos Shanghai.

•

On November 30, 2016, ChipMOS BVI and Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (“Shanghai Zuzhu”) entered into the Equity Interest Transfer Agreement, pursuant to which Shanghai Zuzhu will purchase 0.9401% equity interests of Unimos Shanghai.

•	On November 30, 2016, ChipMOS BVI and Shih-Jye Cheng entered into the Equity Interest Transfer Agreement, pursuant to which Shih-Jye Cheng will purchase 1.1202% equity interests of Unimos Shanghai.

•	On November 30, 2016, ChipMOS BVI and Shou-Kang Chen entered into the Equity Interest Transfer Agreement, pursuant to which Shou-Kang Chen will purchase 0.1240% equity interests of Unimos Shanghai.

•	On November 30, 2016, ChipMOS BVI and David W. Wang entered into the Equity Interest Transfer Agreement, pursuant to which David W. Wang will purchase 0.0310% equity interests of Unimos Shanghai.

•

On November 30, 2016, ChipMOS BVI, Unigroup Guowei, Gongqingcheng Changhou, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen, David W. Wang and the Company entered into the Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the parties agreed to operate Unimos Shanghai’s business together.

•

On April 10, 2017, ChipMOS BVI, Unigroup Guowei, Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership) (“Gongqingcheng Changhou Hongsin”), Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen, David W. Wang and the Company entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the Gongqingcheng Changhou transfer the interest to Gongqingcheng Changhou Hong Xin.

•

On November 28, 2017, ChipMOS BVI, Unigroup Guowei, Gongqingcheng Changhou Hong Xin, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen, David W. Wang and the Company entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the extension of the paid in capital.

•

On August 1, 2018, ChipMOS BVI, Unigroup Guowei, Gongqingcheng Changhou Hong Xin, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen, David W. Wang and the Company entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which ChipMOS TECHNOLOGIES (Shanghai) LTD., was renamed to Unimos Shanghai.

•

On December 29, 2018, ChipMOS BVI, Beijing Unis Memory Technology Co., Ltd. (“Beijing Ziguang Storage”) Gongqingcheng Changhou Hong Xin, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen, David W. Wang and the Company entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the Unigroup Guowei will transfer the 48.0% equity interests of Unimos Shanghai to Beijing Ziguang Storage.

•

On February 1, 2019, ChipMOS BVI, Beijing Ziguang Storage, Gongqingcheng Changhou Hong Xin, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen, David W. Wang and the Company entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the Gongqingcheng Changhou Hong Xin will transfer the 2% equity interests of Unimos Shanghai to Beijing Ziguang Storage.

•

On May 15 2018, the Company obtained a syndicated loan facility from banks in Taiwan in the amount of NT$12.0 billion separated into two parts with term of five years. This loan facility was used to refinance the existing bank debts and for general corporate purposes.

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

Foreign investors (other than foreign investors who have registered with the TWSE for making investments in the ROC securities market) who wish to make direct investments in the shares of ROC companies are required to submit a foreign investment approval application to the MOEAIC or other applicable government authority. The MOEAIC or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Banks of the Republic of China (Taiwan)) and the ROC FSC.

Under the current ROC law, any non-ROC person possessing a foreign investment approval may repatriate annual net profits, interest and cash dividends attributable to the approved investment. Stock dividend attributable to this investment, investment capital and capital gains attributable to this investment may be repatriated by the non-ROC person possessing a foreign investment approval after approvals of the MOEAIC or other government authorities have been obtained.

In addition to the general restriction against direct investment by non-ROC persons in securities of ROC companies, non-ROC persons (except in certain limited cases) are currently prohibited from investing in certain industries in the ROC pursuant to a “negative list”, as amended by the ROC Executive Yuan. The prohibition on foreign investment in the prohibited industries specified in the negative list is absolute in the absence of a specific exemption from the application of the negative list. Pursuant to the negative list, certain other industries are restricted so that non-ROC person (except in limited cases) may invest in these industries only up to a specified level and with the specific approval of the relevant competent authority that is responsible for enhancing the relevant legislation that the negative list is intended to implement.

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

In addition to investments permitted under the PRC Regulations, PRC investors who wish to make (i) direct investment in the shares of ROC private companies or (ii) investments, individually or aggregately, in 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of a ROC company listed on the TWSE or Taipei Exchange are required to submit an investment approval application to the MOEAIC or other government authority. The MOEAIC or such other government authority reviews investment approval application and approved or disapproves each application after consultation with other governmental agencies. Furthermore, PRC investor who wishes to be elected as a ROC company’s director or supervisor shall also submit an investment approval application to the MOEAIC or other government authority for approval.

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

Under the current ROC law, if you are a non-ROC holder of our ADSs, you must register with the TWSE as a foreign investor before you will be permitted to withdraw and hold the shares represented by the depositary receipts. In addition to obtaining registration with the TWSE, you must also (i) appoint a qualified local agent to, among other things, open a securities trading account with a local securities brokerage firm and a bank account to remit funds, exercise shareholder’s rights and perform other functions as holders of ADSs may designate, (ii) appoint a custodian to hold the securities and cash proceeds, confirm transactions, settle trades and report and declare other relevant information and; (iii) appoint a tax guarantor as guarantor for the full compliance of the withdrawing depositary receipt holders’ tax filing and payment obligations in the ROC. A depositary receipt holder not registered as a foreign investor with the TWSE, or not has made the necessary appointments as outlined above, will be unable to hold or subsequently transfer the shares withdrawn from the depositary receipt facility.

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

The depositary, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the ROC, may convert NT dollars into other currencies, including US dollars, in respect of:

•	the proceeds of the sale of common shares represented by ADSs or received as share dividends with respect to the common shares and deposited into the depositary receipt facility; and

•	any cash dividend or cash distributions received.

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

ROC Taxation

The following summary constitutes the material ROC tax consequences of the ownership and disposition of our shares or ADSs by and to a non-resident individual or non-resident entity (referred to here as a “non-ROC holder”). As used in the preceding sentence, a “non-resident individual” is a non-ROC national who owns our shares or ADSs and is not physically present in the ROC for 183 days or more during any calendar year, and a “non-resident entity” is a corporation or a non-corporate body that owns our shares or ADSs, is organized under the laws of a jurisdiction other than the ROC and has no fixed place of business or business agent in the ROC. Holders of our ADSs and shares should consult their own tax advisers concerning the tax consequences of owning our ADSs or shares and any other relevant taxing jurisdiction to which they are subject.

Dividends

Dividends (whether in the form of cash or common shares) declared by the Company out of retained earnings and distributed to a non-ROC holder are subject to ROC withholding tax, currently at the rate of 21% (unless a preferable tax rate is provided under a tax treaty between the ROC and the jurisdiction where the non-ROC holder is a resident) on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed our shares (in the case of stock dividends). The United States does not have an income tax treaty with the ROC. A 10% undistributed earnings tax was imposed on an ROC company for its after-tax earnings generated after January 1, 1998 which were not distributed in the following year. The undistributed earnings tax was reduced to 5% on January 1, 2018. The undistributed earnings tax so paid will further reduce the retained earnings available for future distribution. Furthermore, if and when the Company distributes any dividends in year 2018, for the portion of dividends out of those retained earnings on which the Company had paid the 10% ROC undistributed earnings tax, a credit of up to 5% of such portion of dividends may be offset against the 21% withholding tax imposed on the non-ROC holders. Starting from year 2019, no undistributed earnings tax paid can be offset as a credit against the 21% withholding tax.

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

Securities Transaction Tax

Securities transaction tax will be imposed on the seller at the rate of 0.3% of the transaction price upon a sale of our shares. Transfers of our ADSs are not subject to ROC securities transaction tax.

Subscription Rights

Distributions of statutory subscription rights for our shares in compliance with the ROC Company Act are currently not subject to ROC tax. Proceeds derived from sales of statutory subscription rights evidenced by securities are subject to securities transaction tax, currently at the rate of 0.3% of the gross amount received. Non-ROC holders are exempt from income tax on capital gains from the sale of statutory subscription rights evidenced by securities. Proceeds derived from sales of statutory subscription rights which are not evidenced by securities are not subject to securities transaction tax but are subject to income tax at a fixed rate of 20% of the income if the seller is a non-ROC holder. Subject to compliance with the ROC law, the Company, in its sole discretion, may determine whether statutory subscription rights are evidenced by securities.

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

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Eswatini, Malaysia, Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada and Poland. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares issued by ROC companies. A non-ROC holder of our ADSs may or may not be considered as the beneficial owner of our shares for the purposes of such treaties. Accordingly, holders of our ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

Material U.S. Federal Income Tax Consequences

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our ADSs. Each holder or prospective holder of our ADSs is urged to consult his, her or its own tax advisor.

General

This discussion is a general summary of the material U.S. federal income tax consequences to U.S. and Non-U.S. Holders, as defined below, of the ownership and disposition of our ADSs as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and guidance, all of which are subject to change, possibly on a retroactive basis. This summary applies to you only if you hold our ADSs as a capital asset within the meaning of Section 1221 of the Code (generally, held for investment). The U.S. Internal Revenue Service, or the “IRS,” may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our ADSs. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the ownership of our ADSs. In particular, the discussion below does not address tax consequences that depend upon your particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the U.S. federal estate or gift tax laws. You are urged to consult your own tax advisor regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and U.S. federal estate and gift tax consequences resulting from the ownership and disposition of our ADSs. In addition, this summary does not take into account special U.S. federal income tax rules that apply to particular categories of U.S. or Non-U.S. Holders of our ADSs, including, without limitation, the following:

•	dealers, brokers or traders in securities electing to use a mark-to-market method of accounting;

•	banks, thrifts or other financial institutions;

•	individual retirement or tax-deferred accounts;

•	insurance companies;

•	tax-exempt organizations;

•	regulated investment companies or real estate investment trusts;

•	persons holding our ADSs as part of a hedging, straddle or conversion transaction for U.S. federal income tax purposes;

•	persons required for U.S. federal income tax purposes to conform the timing of income accruals to their financial statements under Section 451 of the Code;

•	persons whose functional currency for U. S. federal income tax purposes is not the U.S. dollar;

•	persons subject to the alternative minimum tax;

•	persons that own, or are treated as owning, 10% or more, by voting power or value, of our outstanding common stock (including common stock represented by ADSs);

•	certain former U.S. citizens and residents who have expatriated; or

•	persons receiving our ADSs pursuant to the exercise of employee stock options or otherwise as compensation.

U.S. Holders

For purposes of the discussion below, you are a “U.S. Holder” if you are a beneficial owner of our ADSs that is:

•	an individual U.S. citizen or resident alien of the United States (as specifically defined for U.S. federal income tax purposes);

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) that, if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership holds our ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership holding our ADSs or a partner in such partnership, you should consult your tax advisor with respect to the U.S. federal income tax consequences of the ownership and disposition of our ADSs by the partnership.

General

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs. The U.S. Department of the Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the preferential rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of ROC taxes, and the availability of the preferential tax rate for dividends received by certain non-corporate U.S. Holders, each as described below, could be affected by actions taken by such parties or intermediaries.

Distributions

Subject to the “passive foreign investment company” (“PFIC”) rules discussed below, the amount of any cash distribution (other than in liquidation) that you receive with respect to our ADSs plus the amount of any ROC taxes actually withheld therefrom (described above in “—ROC Taxation”) generally will be taxed to a U.S. Holder as dividend income to the extent such distribution does not exceed ChipMOS Taiwan’s current or accumulated earnings and profits (“E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt by the Depositary. Dividends received by individuals and certain other non-corporate U.S. Holders from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. ChipMOS Taiwan ADSs are traded on an established securities market in the United States, although ChipMOS Taiwan cannot guarantee that its ADSs will be so traded in the future. ChipMOS Taiwan does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future. No assurance can be given, however, that the IRS will not disagree and seek to treat ChipMOS Taiwan as a PFIC. If ChipMOS Taiwan were a PFIC with respect to a particular U.S. Holder, dividends received from ChipMOS Taiwan would be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of ChipMOS Taiwan ADSs should consult their own tax advisors regarding the availability of a reduced dividend tax rate in light of their own particular circumstances. To the extent any distribution exceeds ChipMOS Taiwan’s E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in ChipMOS Taiwan ADSs and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ChipMOS Taiwan ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of ChipMOS Taiwan ADSs. However, because ChipMOS Taiwan does not maintain calculations of its E&P under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Because ChipMOS Taiwan is not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by it.

For U.S. foreign tax credit limitation purposes, dividends received on ChipMOS Taiwan ADSs will be treated as foreign source income and will generally be “passive category income,” or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of ROC taxes actually withheld on dividends paid on ChipMOS Taiwan ADSs. The rules governing U.S. foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

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

•	such gain or loss will be long-term capital gain or loss if your holding period for such ChipMOS Taiwan ADSs is more than one year at the time of the sale or other disposition;

•	such gain or loss will generally be treated as U.S. source for U.S. foreign tax credit purposes; and

•	your ability to deduct capital losses is subject to limitations.

Long-term capital gains recognized by individuals and certain other non-corporate taxpayers are taxed at preferential rates.

Passive Foreign Investment Company (PFIC)

ChipMOS Taiwan does not expect to be a PFIC for its current taxable year or the foreseeable future. However, a company’s PFIC status is a legal and factual determination that must be made annually and thus may be subject to change. If ChipMOS Taiwan were treated as a PFIC, gain realized on the sale or other disposition of your ChipMOS Taiwan ADSs would in general not be treated as capital gain. Instead, such gain would be allocated ratably over your holding period for the ChipMOS Taiwan ADSs. The amounts allocated to the taxable year of the sale or other disposition and to any year before ChipMOS Taiwan became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge on the tax attributable to each such year. If ChipMOS Taiwan were a PFIC for any year during a U.S. Holder’s holding period for ChipMOS Taiwan ADSs, it generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs. Dividends received from ChipMOS Taiwan ADSs will not be eligible for the special tax rates applicable to qualified dividend income for certain non-corporate U.S. Holders if ChipMOS Taiwan is treated as a PFIC with respect to the U.S. Holder, either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. Further, any distribution in respect of ChipMOS Taiwan ADSs in excess of 125 percent of the average annual distributions on ChipMOS Taiwan ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be allocated ratably over the U.S. Holder’s holding period for ChipMOS Taiwan ADSs and subject to taxation as described with respect to sales or other dispositions above. Certain elections may be available that would result in alternative treatments such as mark-to-market treatment of the ADSs.

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. Holders that are individuals, estates, and certain trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized or amounts received with respect to their ChipMOS Taiwan ADSs, to the extent of their net investment income that, when added to other modified adjusted gross income, exceeds $200,000 for a single taxpayer (or a qualifying head of household), $250,000 for a married taxpayer filing a joint return (or a qualifying widower), or $125,000 for a married taxpayer filing a separate return. U.S. Holders should consult their own tax advisor with respect to the applicability of the net investment income tax.

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

TAX MATTERS CAN BE COMPLICATED. THE FOREGOING SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS NOT INTENDED TO BE A COMPLETE ANALYSIS OR DESCRIPTION OF ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CHIPMOS TAIWAN ADSs. IN ADDITION, THE SUMMARY DOES NOT ADDRESS TAX CONSEQUENCES THAT DEPEND UPON INDIVIDUAL CIRCUMSTANCES. THIS SUMMARY DOES NOT ADDRESS ANY U.S. FEDERAL TAX CONSEQUENCES OTHER THAN INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSIDERATIONS, NOR ANY TAX CONSEQUENCES OF ANY TRANSACTION OTHER THAN THE OWNERSHIP AND DISPOSITION OF CHIPMOS TAIWAN ADSs. ACCORDINGLY, YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, OR FOREIGN INCOME OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF CHIPMOS TAIWAN ADSs TO YOU.

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

If you meet the two tests above, you generally will be subject to tax in respect of such distributions in the same manner as a U.S. Holder, as described above. In addition, any effectively connected distributions received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as may be specified by an applicable income tax treaty.

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

Backup Withholding and Information Reporting

Payments, including distributions and proceeds of sales, in respect of our ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to U.S. federal backup withholding. You will not be subject to backup withholding provided that:

•	you are a corporation or other exempt recipient, or

•	you provide your correct U.S. federal taxpayer identification number and certify, under penalties of perjury, that you are not subject to backup withholding.

Amounts withheld under the backup withholding rules may be credited against your U.S. federal income tax, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS in a timely manner.

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

Interest Rate Risks

As of December 31, 2018, we had aggregate debts outstanding of NT$9,790 million (US$320 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2018, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual weighted average interest rate of 1.7895% as of December 31, 2018. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$98 million (US$3 million) based on our outstanding floating rate indebtedness as of December 31, 2018.

As of December 31, 2017 and 2018, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the RMB, the Japanese yen and the US dollar. As of December 31, 2018, 53.6% of our financial assets and 9.1% of our financial liabilities are denominated in the RMB, US dollar and Japanese yen, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$204 million (US$7 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2018. As of December 31, 2017 and 2018, we had no outstanding forward exchange or foreign currency option contracts.

See Note 35 of our audited consolidated financial statements for additional information on financial risk management.

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

Depositary Payment

In 2018, we received US$289.6 thousand from Citi Bank N.A., the Depositary for our ADR program. The table below sets forth details of the amount we received from Citi Bank N.A.

Item	US$ (in thousand)
Reimbursement of Proxy Process Expenses	11.0
Reimbursement of Legal Fees	1.1
Direct reimbursement to issuer	289.6

Total Payments (1)	301.7

Note:

(1)	Net of U.S. withholding tax.

PART II

Item 13.	Defaults, Dividend, Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Our management, including our President, the principal executive officer and Vice president of the Finance and Accounting Management Center, the principal financial officers, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our management concluded that, our disclosure controls and procedures were effective as of December 31, 2018.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Annual Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

April 25, 2019

Management of ChipMOS TECHNOLOGIES INC. (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s President, the principal executive officer, and Vice President of the Finance and Accounting Management Center, the principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management concludes that our internal control over financial reporting was effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.

/s/ Shih-Jye Cheng		/s/ Silvia Su
Name:	Shih-Jye Cheng	Name:	Silvia Su
Title:	Chairman and President	Title:	Vice President, Finance and Accounting Management Center

Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2018, there have been no changes in our internal control over financial reporting that may materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the aggregate fees that we paid or accrued for services provided by PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) for the years ended December 31, 2017 and 2018.

	2017	2018
	NT$	NT$
	(In thousands)
Audit Fees	$16,350	$15,950
Audit Related Fees	200	200
Tax Fees	3,140	3,630

Total	$19,690	$19,780

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

Our corporate governance practices are governed by the applicable ROC law, specifically, the ROC Company Act and Securities and Exchange Act, and our articles of incorporation. Also, because our securities are listed on the NASDAQ, we are subject to corporate governance requirements applicable to NASDAQ-listed foreign private issuers under NASDAQ listing rules.

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

We follow governance practices under the ROC law.

NASDAQ Rule 5250(b)(3) generally requires a NASDAQ-listed company to disclose at least annually material terms of agreements and arrangements with third parties (other than the company) relating to compensation of or payment to the company’s directors in connection with candidacy or service as a company director, subject to certain limited exceptions. There is no similar regulation requiring disclosure of third party compensation of directors and nominees for director under the ROC law. However, certain laws and regulations are designed to enhance transparency by making investors aware of the relationship between independent directors or nominees for independent director of a TWSE-listed company and third party. For instance, the ROC Corporate Governance Best Practice Principles for TWSE/TPEx Listed Companies requires that, in the event that both of a TWSE-listed company and its group enterprises, and another company and its group enterprises, nominate any director, supervisor or managerial officer from the other company or its group enterprises as an independent director candidate, the TWSE-listed company shall disclose the information when receiving the nomination of an independent director candidate, and explain the competence of the independent director candidate. It further requires that, if the candidate becomes the TWSE-listed company’s independent director through election, such company shall disclose the number of votes cast in favor of such independent director-elect. In addition, if an independent director of a TWSE-listed company concurrently serves as a director, supervisor or other position of other company, such concurrently held position shall be disclosed in the Market Observation Post System of the TWSE.

5605(b)	Requires a majority independent board and an independent director executive session.

We follow governance practices under the ROC law.

We have five independent directors out of a total of eight directors on our board. Our standards in determining director independence substantially comply with the NASDAQ requirement, which include detailed tests for determining director independence.

5605(c)(1)	Audit committee charter requirements.	We follow governance practices under the ROC law.

5605(c)(2)(A)(ii)	Audit committee composition and independence requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5605(c)(2)(A)(i), (iii), (iv)	Audit committee financial sophistication requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

5605(c)(3)	Audit committee responsibilities and authority requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

NASDAQ Listing Rule	Corporate Governance Practice To Be Followed by Domestic Companies	Our Corporate Governance Practice
5605(d), (e)	Requires independent director oversight of executive officer compensation and director nominations.

We follow the same NASDAQ listing rule governance practice regarding the compensation committee as followed by domestic companies.

As for the director nominations, we follow governance practices under the ROC law. Under the ROC Company Act and the interpretations thereof, candidates to serve as directors are nominated either by the board of directors or by the shareholders.

5610	Requires a code of conduct for directors, officers and employees.

We follow governance practices under the ROC law.

We have adopted the Code of Ethics and Business Conduct that satisfies the requirements promulgated by the TWSE, and applies to all employees, managerial officers and directors of our company. The details of the waiver of such Code for our directors and managerial officers will be disclosed in the Market Observation Post System of the TWSE.

5620	Annual shareholder meeting requirements.

We follow governance practices under the ROC law.

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

We follow governance practices under the ROC law.

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

We follow governance practices under the ROC law.

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

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-84.

Item 19.	Exhibits

Exhibits	Description

1.1	Articles of Incorporation of ChipMOS TECHNOLOGIES INC. as amended on May 26, 2017. (English Translation) (5)

2.1	Form of the Deposit Agreement among ChipMOS TECHNOLOGIES INC., Citibank, N.A. and The Holders and Beneficial Owners of American Depositary Shares issued hereunder. (2)

4.1	Syndicated Loan Agreement, dated July 2, 2014, between ChipMOS TECHNOLOGIES INC. and Bank of Taiwan as the lead Arranger. (English Translation) (3)

4.2	Merger Agreement, dated November 12, 2014, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation) (3)

4.3	Share Subscription Agreement, dated December 11, 2015, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.4	Strategic Alliance Agreement, dated December 11, 2015, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.5	Agreement and Plan of Merger, dated January 21, 2106, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (1)

4.6	Subscriber Joinder Agreement, dated February 25, 2016, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.7	Share Subscription Agreement, dated February 25, 2016, between ChipMOS TECHNOLOGIES INC. and Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (English Translation) (1)

4.8	Syndicated Loan Agreement, dated May 16, 2016, between ChipMOS TECHNOLOGIES INC. and, Land Bank of Taiwan Co., Ltd., Bank of Taiwan Co., Ltd. and Taiwan Cooperative Bank Co., Ltd. (English Translation) (4)

4.9	Termination Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (4)

4.10	Termination Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES INC. and Tibet MaoYeChaungXin INVESTMENT CO., LIMITED. (English Translation) (4)

4.11	Equity Interest Transfer Agreement, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd. and ChipMOS TECHNOLOGIES INC. (English Translation) (4)

4.12	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Gongqingcheng Changhou Investment Management Ltd. (English Translation) (4)

4.13	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Accretech (China) Co., Ltd. (English Translation) (4)

4.14	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Chao-Jung Tsai (English Translation) (4)

4.15	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (English Translation) (4)

4.16	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shih-Jye Cheng (English Translation) (4)

Exhibits	Description

4.17	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shou-Kang Chen (English Translation) (4)

4.18	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and David W. Wang (English Translation) (4)

4.19	Agreement for Sino-Foreign Equity Joint Venture, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Investment Management Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.20	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated April 10, 2017, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

4.21	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated November 28, 2017, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

4.22	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 1, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

4.23	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated December 29, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

4.24	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated February 1, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

4.25	Syndicated Loan Agreement, dated May 15, 2018, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES INC.

11.1	Code of Ethics and Business Conduct. (English Translation) (4)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) under the Exchange Act.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-4 (File No. 333-209733), filed on February 26, 2016.
(2)	Incorporated by reference to our Registration Statement on Form F-6/Amendment No. 1 (File No. 333-209736), filed on June 21, 2016.

(3)	Incorporated by reference to the Annual Report on Form 20-F (File No. 0-31106) of ChipMOS TECHNOLOGIES (Bermuda) LTD., filed on April 24, 2015.
(4)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 20, 2017.
(5)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 19, 2018.

We have not included as exhibits certain instruments with respect to our debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Hsinchu, Taiwan, Republic of China, on April 25, 2019.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES INC. (the “Company”) and its subsidiaries as of December 31, 2017 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Note 41 and 42 to the consolidated financial statements, the Company changed the manner in which it accounts for financial instruments and the manner in which it accounts for revenue from contracts with customers in 2018.

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

April 25, 2019

We have served as the Company’s auditor since 2015.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2016, 2017 and 2018

	Note	2016	2017	2018	2018
		NT$000	NT$000	NT$000	US$000
Revenue	4	18,387,593	17,940,855	18,480,027	603,725
Cost of revenue	5,17	(14,745,472)	(14,703,729)	(15,050,032)	(491,670)

Gross profit		3,642,121	3,237,126	3,429,995	112,055
Research and development expenses	5	(838,866)	(985,873)	(939,269)	(30,685)
Sales and marketing expenses	5	(72,918)	(64,397)	(53,451)	(1,746)
General and administrative expenses	5	(822,068)	(639,809)	(485,068)	(15,847)
Other operating income (expenses), net	6	90,306	692,834	147,514	4,819

Operating profit		1,998,575	2,239,881	2,099,721	68,596
Finance costs	7	(179,116)	(217,283)	(190,248)	(6,215)
Share of profit (loss) of associates		28,924	(179,491)	(300,101)	(9,804)
Other non-operating income (expenses), net	8	(147,948)	(310,691)	173,070	5,654

Profit before income tax		1,700,435	1,532,416	1,782,442	58,231
Income tax expense	9	(177,120)	(550,487)	(456,618)	(14,918)

Profit from continuing operations		1,523,315	981,929	1,325,824	43,313
Profit (loss) from discontinued operations	20	(122,105)	1,814,953	—	—

Profit for the year		1,401,210	2,796,882	1,325,824	43,313

Other comprehensive income (loss):
Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(200,280)	(232,652)	(51,077)	(1,668)
Share of other comprehensive income of associates that will be reclassified to profit or loss		—	678	—	—

Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods		(200,280)	(231,974)	(51,077)	(1,668)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Other comprehensive income (loss) on remeasurements of defined benefit plans	25	(43,383)	50,838	(59,961)	(1,959)
Unrealized gain on valuation of equity instruments at fair value through other comprehensive income	13	—	—	85,022	2,778
Share of other comprehensive loss of associates that will not be reclassified to profit or loss		(133)	(124)	(2,687)	(88)
Income tax effect that will not be reclassified to profit or loss	9	7,375	(8,642)	(4,126)	(135)

Net other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		(36,141)	42,072	18,248	596

Other comprehensive loss for the year, net of income tax		(236,421)	(189,902)	(32,829)	(1,072)

Total comprehensive income for the year, net of income tax		1,164,789	2,606,980	1,292,995	42,241

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2016, 2017 and 2018

	Note	2016		2017		2018		2018
		NT$000		NT$000		NT$000		US$000
Profit (loss) attributable to:
Equity holders of the Company
- Continuing operations			1,829,327		981,929		1,325,824		43,313
- Discontinued operations			(122,105)		1,814,953		—		—
Predecessors’ interests			(306,012)		—		—		—

			1,401,210		2,796,882		1,325,824		43,313

Total comprehensive income (loss) attributable to:
Equity holders of the Company
- Continuing operations			1,788,878		1,079,672		1,292,995		42,241
- Discontinued operations			(318,077)		1,527,308		—		—
Predecessors’ interests			(306,012)		—		—		—

			1,164,789		2,606,980		1,292,995		42,241

Basic earnings per share:	10
Equity holders of the Company
- Continuing operations		NT$	2.13	NT$	1.16	NT$	1.65	US$	0.05
- Discontinued operations			(0.14)		2.14		—		—

Equity holders of the Company			1.99		3.30		1.65		0.05
Predecessors’ interests			(0.35)		—		—		—

		NT$	1.64	NT$	3.30	NT$	1.65	US$	0.05

Diluted earnings per share:	10
Equity holders of the Company
- Continuing operations		NT$	2.11	NT$	1.13	NT$	1.63	US$	0.05
- Discontinued operations			(0.14)		2.10		—		—

Equity holders of the Company			1.97		3.23		1.63		0.05
Predecessors’ interests			(0.35)		—		—		—

		NT$	1.62	NT$	3.23	NT$	1.63	US$	0.05

Basic earnings per equivalent ADS:
Equity holders of the Company
- Continuing operations		NT$	42.56	NT$	23.20	NT$	33.03	US$	1.08
- Discontinued operations			(2.84)		42.87		—		—

Equity holders of the Company			39.72		66.07		33.03		1.08
Predecessors’ interests			(7.12)		—		—		—

		NT$	32.60	NT$	66.07	NT$	33.03	US$	1.08

Diluted earnings per equivalent ADS:
Equity holders of the Company
- Continuing operations		NT$	42.21	NT$	22.68	NT$	32.59	US$	1.06
- Discontinued operations			(2.82)		41.93		—		—

Equity holders of the Company			39.39		64.61		32.59		1.06
Predecessors’ interests			(7.06)		—		—		—

		NT$	32.33	NT$	64.61	NT$	32.59	US$	1.06

Details of dividend to equity holders of the Company for the years are set out in Note 11 to the consolidated financial statements.

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2017 and 2018

	Note	December 31, 2017	December 31, 2018	December 31, 2018
		NT$000	NT$000	US$000
Assets
Non-current assets
Available-for-sale financial assets		20,890	—	—
Non-current financial assets at fair value through profit or loss	12	—	11,471	375
Non-current financial assets at fair value through other comprehensive income	13	—	174,357	5,696
Investment in associates	14	3,433,332	3,863,741	126,225
Non-current financial assets at amortized cost	15,34	—	99,103	3,237
Property, plant and equipment, net	16,34	15,265,311	16,819,621	549,481
Deferred tax assets	9	212,372	226,716	7,407
Refundable deposits		21,342	22,006	719
Other non-current financial assets	34	70,241	—	—
Other non-current assets		35,474	28,560	933

		19,058,962	21,245,575	694,073

Current assets
Inventories	17	1,929,239	1,778,835	58,113
Current financial assets at amortized cost	15	—	169,168	5,526
Current contract assets	4	—	299,835	9,795
Accounts and notes receivable	18	4,015,734	4,747,288	155,090
Accounts receivable – related parties		11	140	5
Other receivables	18	56,716	63,037	2,059
Other receivables – related parties		4,534	3,131	102
Current tax assets		104,906	139,595	4,561
Prepayments		54,126	44,592	1,457
Cash and cash equivalents	19	8,035,714	4,642,522	151,667

		14,200,980	11,888,143	388,375

Total assets		33,259,942	33,133,718	1,082,448

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2017 and 2018

	Note	December 31, 2017	December 31, 2018	December 31, 2018
		NT$000	NT$000	US$000
Equity and liabilities
Capital and reserves
Issued capital	21	8,862,971	7,528,577	245,952
Capital surplus	22	6,271,448	6,263,553	204,625
Retained earnings	22
Legal reserve		1,166,517	1,469,170	47,996
Unappropriated retained earnings		2,815,966	3,602,663	117,696
Other reserve
Foreign currency translation reserve		65,593	14,516	474
Unrealized gain on valuation of available-for-sale financial assets		678	—	—
Unrealized gain on valuation of financial assets at fair value through other comprehensive income		—	106,898	3,492
Unearned employee awards		(54,570)	(1,701)	(56)
Treasury stock	23	(1,007,654)	(962,503)	(31,444)

Total equity		18,120,949	18,021,173	588,735

Non-current liabilities
Long-term bank loans	24,32,34	7,498,853	9,042,096	295,397
Long-term deferred revenue	33	24,898	—	—
Long-term lease obligations payable		18,057	—	—
Deferred tax liabilities	9	174,293	308,759	10,087
Net defined benefit liability, non-current	25	478,526	520,765	17,013
Guarantee deposits	32	1,371	1,092	35

		8,195,998	9,872,712	322,532

Current liabilities
Current contract liabilities		—	1,432	47
Accounts payable		687,960	637,271	20,819
Accounts payable – related parties		226	347	11
Payables to contractors and equipment suppliers		713,313	1,516,735	49,550
Other payables	26	1,980,182	1,678,482	54,835
Other payables – related parties		36	218	7
Current tax liabilities		273,177	546,342	17,849
Current provisions	27	127,311	29,352	959
Receipts in advance		5,209	1,013	33
Other current liabilities		31,275	30,800	1,006
Current refund liabilities	28	—	32,627	1,066
Long-term lease obligations payable, current portion		11,785	17,792	581
Long-term bank loans, current portion	24,32,34	2,143,168	747,422	24,418
Short-term bank loans	29,32	969,353	—	—

		6,942,995	5,239,833	171,181

Total liabilities		15,138,993	15,112,545	493,713

Total equity and liabilities		33,259,942	33,133,718	1,082,448

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2016, 2017 and 2018

	Attributable to equity holders of the Company
			Retained earnings (Note 22)		Other reserve
	Issued capital (Note 21)	Capital surplus (Note 22)	Legal reserve	Unappropriated retained earnings	Foreign currency translation reserve	Amounts recognized in other comprehensive income and accumulated in equity relating to non-current assets held for sale	Unearned employee awards	Treasury stock (Note 23)	Total	Equity attributable to predecessors’ interests	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2016 (Adjusted)	8,962,066	3,755,849	914,790	5,657,837	63,668	—	(447,323)	—	18,906,887	2,127,532	21,034,419
Profit (loss) for the year	—	—	—	1,707,222	—	—	—	—	1,707,222	(306,012)	1,401,210
Other comprehensive loss for the year	—	—	—	(36,141)	(200,280)	—	—	—	(236,421)	—	(236,421)

Total comprehensive income (loss)	—	—	—	1,671,081	(200,280)	—	—	—	1,470,801	(306,012)	1,164,789

Appropriations of prior year’s earnings:
Legal reserve (Note 22)	—	—	223,047	(223,047)	—	—	—	—	—	—	—
Cash dividends (Note 22)	—	—	—	(1,792,553)	—	—	—	—	(1,792,553)	—	(1,792,553)
Share-based payments	—	56,689	—	—	—	—	—	—	56,689	(128,602)	(71,913)
Restricted shares	4,347	10,755	—	14	—	—	247,119	—	262,235	—	262,235
Repurchase of shares (Note 23)	—	—	—	—	—	—	—	(1,007,654)	(1,007,654)	—	(1,007,654)
Reclassification to equity related to non-current assets held for sale	—	—	—	—	(287,645)	287,645	—	—	—	—	—
Effect of capital reorganization (Note 31)	(96,750)	3,065,533	—	(5,052,343)	434,857	—	—	—	(1,648,703)	(1,692,918)	(3,341,621)

December 31, 2016	8,869,663	6,888,826	1,137,837	260,989	10,600	287,645	(200,204)	(1,007,654)	16,247,702	—	16,247,702

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2016, 2017 and 2018

	Attributable to equity holders of the Company
			Retained earnings (Note 22)		Other reserve
	Issued capital (Note 21)	Capital surplus (Note 22)	Legal reserve	Unappropriated retained earnings	Foreign currency translation reserve	Amounts recognized in other comprehensive income (loss) and accumulated in equity relating to non-current assets held for sale	Unrealized gain on valuation of available-for-sale financial assets	Unearned employee awards	Treasury stock (Note 23)	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2017	8,869,663	6,888,826	1,137,837	260,989	10,600	287,645	—	(200,204)	(1,007,654)	16,247,702
Profit for the year	—	—	—	2,796,882	—	—	—	—	—	2,796,882
Other comprehensive income (loss) for the year	—	—	—	42,072	(232,652)	—	678	—	—	(189,902)

Total comprehensive income (loss)	—	—	—	2,838,954	(232,652)	—	678	—	—	2,606,980

Appropriations of prior year’s earnings:
Legal reserve (Note 22)	—	—	28,680	(28,680)	—	—	—	—	—	—
Cash dividends (Notes 11 and 22)	—	—	—	(257,026)	—	—	—	—	—	(257,026)
Cash distribution from capital surplus (Notes 11 and 22)	—	(599,728)	—	—	—	—	—	—	—	(599,728)
Restricted shares	(6,692)	(17,650)	—	1,729	—	—	—	145,634	—	123,021
Effect of disposal of subsidiary	—	—	—	—	287,645	(287,645)	—	—	—	—

December 31, 2017	8,862,971	6,271,448	1,166,517	2,815,966	65,593	—	678	(54,570)	(1,007,654)	18,120,949

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the years ended December 31, 2016, 2017 and 2018

	Attributable to equity holders of the Company
			Retained earnings (Note 22)		Other reserve
	Issued capital (Note 21)	Capital surplus (Note 22)	Legal reserve	Unappropriated retained earnings	Foreign currency translation reserve	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Unrealized gain on valuation of available-for-sale financial assets	Unearned employee awards	Treasury stock (Note 23)	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2018	8,862,971	6,271,448	1,166,517	2,815,966	65,593	—	678	(54,570)	(1,007,654)	18,120,949
Effects on initial application of IFRS 9 and IFRS 15	—	—	—	65,050	—	42,843	(678)	—	—	107,215

January 1, 2018 (Adjusted)	8,862,971	6,271,448	1,166,517	2,881,016	65,593	42,843	—	(54,570)	(1,007,654)	18,228,164

Profit for the year	—	—	—	1,325,824	—	—	—	—	—	1,325,824
Other comprehensive income (loss) for the year	—	—	—	(45,807)	(51,077)	64,055	—	—	—	(32,829)

Total comprehensive income (loss)	—	—	—	1,280,017	(51,077)	64,055	—	—	—	1,292,995

Appropriations of prior year’s earnings:
Legal reserve (Note 22)	—	—	302,653	(302,653)	—	—	—	—	—	—
Cash dividends (Notes 11 and 22)	—	—	—	(256,806)	—	—	—	—	—	(256,806)
Restricted shares	(4,948)	(7,967)	—	1,089	—	—	—	52,869	—	41,043
Capital reduction	(1,329,446)	72	—	—	—	—	—	—	45,151	(1,284,223)

December 31, 2018	7,528,577	6,263,553	1,469,170	3,602,663	14,516	106,898	—	(1,701)	(962,503)	18,021,173

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2017 and 2018

	Note	2016	2017	2018	2018
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before income tax – continuing operations		1,700,435	1,532,416	1,782,442	58,231
Profit (loss) before income tax – discontinued operations	20	(122,105)	1,814,953	—	—

Profit before income tax including discontinued operations		1,578,330	3,347,369	1,782,442	58,231
Adjustments to reconcile profit before income tax to net cash flows :
Depreciation of property, plant and equipment	16	3,228,441	2,899,278	3,376,579	110,310
Amortization of assets		2,838	—	—	—
Allowance (reversal) for impairment of accounts and notes receivable		87	(87)	—	—
Expected credit losses		—	—	348	12
Interest expense		145,151	192,839	152,416	4,979
Interest income		(42,307)	(53,587)	(49,971)	(1,633)
Dividend income	8	—	—	(571)	(19)
Impairment of property, plant and equipment	16	8,198	956	—	—
Gain on valuation of financial assets at fair value through profit or loss	8	—	(637)	(1,485)	(49)
Gain on disposal of property, plant and equipment, net		(6,839)	(132,774)	(14,274)	(466)
Gain on disposal of a subsidiary	20	—	(1,843,234)	—	—
Insurance compensation income	6	—	(486,858)	(147)	(5)
Share of (profit) loss of associates	4,14	(28,924)	179,491	300,101	9,804
Gain on disposal of long-term investment in associates	8	—	(16,929)	—	—
Donations		127	—	—	—
Share-based payments	5	356,463	123,021	41,043	1,341
Deferred revenue		(2,403)	(11,995)	(42,857)	(1,400)
Changes in operating assets and liabilities:
Current contract assets		—	—	(44,858)	(1,465)
Accounts and notes receivable		(480,348)	127,800	(733,695)	(23,969)
Accounts receivable – related parties		—	(240)	(129)	(4)
Other receivables		(124,226)	(15,644)	5,238	171
Other receivables – related parties		—	35,855	16,317	533
Inventories		(347,133)	(63,910)	(58,101)	(1,898)
Prepayments		12,291	126,708	46,781	1,528
Other financial assets		17,243	1,600	—	—
Financial assets at fair value through profit or loss		—	637	1,447	47
Other non-current assets		6,914	6,914	6,914	226
Current contract liabilities		—	—	280	9
Accounts payable		215,555	(147,859)	(50,689)	(1,656)
Accounts payable – related parties		—	263	121	4
Other payables		(249,607)	438,682	(301,711)	(9,857)
Other payables – related parties		—	(43,144)	182	6
Current provisions		(16,184)	46,592	(27,803)	(908)
Receipts in advance		2,150	(5,913)	—	—
Current refund liabilities		—	—	(37,529)	(1,226)
Other current liabilities		22,878	(15,469)	(475)	(16)
Net defined benefit liability, non-current		(15,886)	(17,604)	(17,722)	(579)

Cash generated from operations		4,282,809	4,672,121	4,348,192	142,051
Interest received		44,413	47,815	48,590	1,587
Dividend received		5,730	14,325	6,184	202
Interest paid		(145,668)	(189,381)	(154,307)	(5,041)
Income tax paid		(499,293)	(387,590)	(119,473)	(3,903)

Net cash generated from operating activities		3,687,991	4,157,290	4,129,186	134,896

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2016, 2017 and 2018

	Note	2016	2017	2018	2018
		NT$000	NT$000	NT$000	US$000
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment		59,134	306,634	18,160	593
Proceeds from insurance compensation		—	486,858	147	5
Net cash flow from disposal of a subsidiary	32	—	1,781,213	—	—
Acquisition of property, plant and equipment	32	(4,471,465)	(4,682,705)	(4,154,198)	(135,714)
Acquisition of available-for-sale financial assets		—	(10,940)	—	—
Acquisition of investment in associate	14	—	(1,373,486)	(794,694)	(25,962)
Decrease (increase) in refundable deposits		407	(11)	(664)	(21)
Increase in other non-current assets	32	(139,304)	—	—	—
Increase in financial assets at amortized cost		—	—	(198,030)	(6,469)
Increase in other financial assets		(5,466)	(964)	—	—

Net cash used in investing activities		(4,556,694)	(3,493,401)	(5,129,279)	(167,568)

Cash flows from financing activities
Proceeds from short-term bank loans		3,820,594	5,560,354	1,053,202	34,407
Payments on short-term bank loans		(4,969,469)	(4,278,518)	(2,022,555)	(66,075)
Proceeds from long-term bank loans		10,560,000	148,829	12,663,550	413,706
Payments on long-term bank loans		(6,200,567)	(1,124,699)	(12,553,300)	(410,104)
Decrease in guarantee deposits	32	(44)	(33)	(279)	(9)
Payments on repurchase of shares	23	(1,007,654)	—	—	—
Cash paid in respect of share-based payments		(292,623)	—	—	—
Cash dividend	11,22	(1,792,553)	(257,026)	(256,806)	(8,390)
Cash distribution from capital surplus	11	—	(599,728)	—	—
Payments on capital reduction		—	—	(1,284,223)	(41,954)
Payments on capital reorganization	31,32	(3,341,621)	—	—	—

Net cash used in financing activities		(3,223,937)	(550,821)	(2,400,411)	(78,419)

Net increase (decrease) in cash and cash equivalents		(4,092,640)	113,068	(3,400,504)	(111,091)
Effect of foreign exchange rate changes		(73,447)	(38,617)	7,312	239
Cash and cash equivalents at beginning of year	19	12,127,350	7,961,263	8,035,714	262,519

Cash and cash equivalents at end of year	19	7,961,263	8,035,714	4,642,522	151,667

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

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

As of October 31, 2016, the former parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) owned 60.25% of ChipMOS Taiwan’s outstanding shares, was merged with and into ChipMOS Taiwan, with the latter being the surviving company after the merger, pursuant to the agreement and plan of merger, dated January 21, 2016, by and between ChipMOS Bermuda and ChipMOS Taiwan (the “Merger”). Detailed information about the capital reorganization is provided in Note 2 cc).

As of November 30, 2016, the Board of Directors of the Company approved an agreement to form a joint-venture between the Company and Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”). Under the joint-venture agreement, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), a wholly-owned subsidiary of ChipMOS Taiwan, sold 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) formerly known as ChipMOS TECHNOLOGIES (Shanghai) LTD. and renamed in July 2018, to a group led by Tsinghua Unigroup (“strategic investors”). After the consummation of such equity interest transfer, ChipMOS BVI owns 45.02% of the equity interests of Unimos Shanghai. As of December 31, 2016, the assets, liabilities and equity related to Unimos Shanghai have been reclassified as held for sale and presented as discontinued operations for satisfying the definition of discontinued operations. The equity transfer was completed in March 2017. Please see Note 20 for detailed information.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

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

The consolidated financial statements have been prepared on a historical cost basis, except for the following items:

(a)	Financial assets at fair value through profit or loss (including derivative instruments).

(b)	Financial assets at fair value through other comprehensive income.

(c)	Defined benefit liabilities were recognized based on the net amount of pension fund assets less the present value of benefit obligation.

These consolidated financial statements are presented in New Taiwan dollars (“NT$”), which is the Company’s functional currency.

b)	New and amended standards adopted by the group

New Standards, Interpretations and Amendments	Effective date issued by IASB
IFRS 9, “Financial Instruments”	January 1, 2018
IFRS 15, “Revenue from Contracts with Customers”	January 1, 2018

(a)	IFRS 9 “Financial Instruments”

(i)

Debt instruments are classified as financial assets measured at the fair value through profit or loss, financial assets measured at fair value through other comprehensive income or financial assets measured at amortized cost according to the characteristics of the entity’s business model and the contractual cash flows. Equity instruments are classified as financial assets measured at the fair value through profit or loss, unless an entity irrevocably designates an investment in equity instruments that is not held for trading as measured at fair value through other comprehensive income.

(ii)

The expected loss model is used to assess the impairment losses of debt instruments. The 12 months expected credit loss or lifetime expected credit loss is adopted if the credit risk of a financial instrument has increased significantly since the initial recognition at each statement of financial position date. Unless the instrument has been impaired, the interest income is calculated on the gross carrying amount of the asset; if the instrument has been impaired, the interest income after the impairment is calculated based on the book value (net of allowance) of the asset. The Group shall always measure the loss allowance at an amount equal to lifetime expected credit losses for trade receivables that do not contain a significant financing component.

(iii)

IFRS 9 “Financial Instruments” (“IFRS 9”) replaces the provisions of IAS 39 “Financial Investments” (“IAS 39”) that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. The new accounting policies are set out in Note 2 j). In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated with the exception of certain aspects of hedge accounting.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

b)	New and amended standards adopted by the group (continued)

(a)	IFRS 9 “Financial Instruments” (continued)

(iv)

The application of IFRS 9 from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. Please refer to Note 41 for the details of significant effects as of January 1, 2018 on applying the aforementioned new standard.

(b)	IFRS 15 “Revenue from Contracts with Customers” and amendments

(i)

IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) replaces IAS 11 “Construction Contracts”, IAS 18 “Revenue” and relevant interpretations. According to IFRS 15, revenue is recognized when a customer obtains control of promised goods or services. A customer obtains control of goods or services when a customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset.

(ii)

The core principle of IFRS 15 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. An entity recognizes revenue in accordance with that core principle by applying the following five steps:

Step	1: Identify the contract(s) with a customer.

Step	2: Identify the performance obligations in the contract(s).

Step	3: Determine the transaction price.

Step	4: Allocate the transaction price to the performance obligations in the contract(s).

Step	5: Recognize revenue when (or as) the entity satisfies the performance obligation.

Furthermore, IFRS 15 includes a set of comprehensive disclosure requirements that requires an entity to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

(iii)

When applying IFRS 15 effective from January 1, 2018, the Group intends not to restate the financial statements of prior period, the cumulative impact of the application was recognized as retained earnings as of January 1, 2018. The Group applied IFRS 15 only to incomplete contracts as of January 1, 2018. The new accounting policies are set out in Note 2 s). Please refer to Note 42 for the details of significant effects as of January 1, 2018 on applying the aforementioned new standard.

c)	New and revised International Financial Reporting Standards not yet adopted

Amendments to IFRSs which have been published but are not mandatory for the financial year ending December 31, 2018 are not expected to have a material impact on the Group. Major Amendment to IFRSs that are not yet effective are listed below:

New Standards, Interpretations and Amendments	Effective date issued by IASB
IFRS 16, “Leases”	January 1, 2019

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

c)	New and revised International Financial Reporting Standards not yet adopted (continued)

IFRS 16, “Leases”, supersedes IAS 17, “Leases” and related interpretations. The standard requires lessees to recognize a right-of-use asset and a lease liability (except for those leases with terms of 12 months or less and leases of low-value assets). The accounting treatment is the same for lessors, who classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 only requires enhanced disclosures to be provided by lessors.

The Group has reported its preliminary assessment to the Board of Directors in the fourth quarter of 2018 and determined IFRS 16 will have significant impact on the Group’s financial position. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the years prior to first adoption.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

•	the accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases,

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

At the date of January 1, 2019, the Group considers to adopt the modified retrospective transitional provisions of IFRS 16, and expected to increase right-of-use asset and lease liabilities by NT$898,387 thousand (US$29,349 thousand) and NT$884,275 thousand (US$28,888 thousand), respectively; and decrease lease asset by NT$31,904 thousand (US$1,042 thousand) and lease obligations payable NT$17,792 thousand (US$581 thousand).

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

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

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

December 31, 2016, 2017 and 2018

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

Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%)
				December 31,
Name of investor	Name of investee	Main businesses	Location	2017	2018
The Company	ChipMOS U.S.A., Inc. (“ChipMOS USA”)	Research, development and marketing of semiconductors, circuits, and electronic related products	San Jose, USA	100	100
The Company	ChipMOS BVI	Holding company	British Virgin Islands	100	100

e)	Significant judgments and estimates

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

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

e)	Significant judgments and estimates (continued)

Provisions for deficiency compensation

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

Estimates and assumptions

Revenue recognition

The Group recognizes revenue from services for assembly, LCDD and Bumping based on the progress towards completion of performance obligation during the service period. The Group estimates total expected input costs based on historical experience and measures the progress towards completion by the actual input costs relative to the total expected input costs.

Refund liabilities

The Group estimates sales refund liabilities for sales allowance based on historical results and other known factors. Provisions for such liabilities are recorded as a deduction to revenues when the sales are recognized. The Group reassesses the reasonableness of estimates of discounts and returns periodically.

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

	2016	2017	2018	2019
	NT$000	NT$000	NT$000	NT$000
Decrease in depreciation expenses	(119,737)	(605,259)	(391,669)	(164,863)

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

f)	Property, plant and equipment and depreciation (continued)

equipment is disposed of or retired, its cost and accumulated depreciation are removed from the financial statements and any gain or loss resulting from the disposal or retirement, being the difference between the net proceeds and the carrying amount of the asset, is included in consolidated statements of comprehensive income.

Depreciation is provided on the straight-line method, based on the estimated useful life of the individual assets, as follows:

Buildings	5 to 51 years
Machinery and equipment	2 to 8 years
Tools	2 to 4 years
Other equipment	2 to 6 years

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

h)	Inventories

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

j)	Investments and other financial assets

Classification

From 1 January, 2018, the group classifies its financial assets in the following measurement categories:

(a)	those to be measured subsequently at fair value (either through other comprehensive income (“OCI”) or through profit or loss), and

(b)	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (“FVTOCI”).

Recognition and derecognition

Regular way purchases or sales of financial assets are recognized on settlement date, the date on which the group complete the purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the group has transferred substantially all the risks and rewards of ownership.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

j)	Investments and other financial assets (continued)

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVTPL are expensed in profit or loss.

Debt instruments

Subsequent measurement of debt instruments depends on the group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the group classifies its debt instruments:

Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss.

FVTPL: Assets that do not meet the criteria for amortized cost or FVTOCI are measured at FVTPL. A gain or loss on a debt investment that is subsequently measured at FVTPL is recognized in profit or loss.

Equity instruments

The group subsequently measures all equity investments at fair value. Where the group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the group’s right to receive payments is established.

Changes in the fair value of financial assets at FVTPL are recognized in other non-operating income (expenses) in the statement of comprehensive income as applicable. Impairment losses (and reversal of impairment losses) on equity investments measured at FVTOCI are not reported separately from other changes in fair value.

Impairment

For financial assets at amortized cost, at each reporting date, the Group recognizes the impairment provision for 12 months expected credit losses if there has not been a significant increase in credit risk since initial recognition or recognizes the impairment provision for the lifetime expected credit losses if such credit risk has increased since initial recognition after taking into consideration all reasonable and verifiable information that includes forecasts. On the other hand, for accounts receivable or contract assets that do not contain a significant financing component, the Group recognizes the impairment provision for lifetime expected credit losses.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

k)	Investments in associates

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

l)	Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

l)	Financial liabilities (continued)

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

Notes and accounts payable

Notes and accounts payable are obligations to pay for raw materials, goods or services that have been acquired in the ordinary course of business from suppliers. They are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. However, short-term accounts payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

m)	Derecognition of financial liabilities

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

n)	Dividends

Dividends are recommended by the Board of Directors to the Shareholders’ approval pursuant to the Company’s Article of Incorporation.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

o)	Operating lease charges

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

p)	Treasury stock

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

q)	Provisions for deficiency compensation

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

r)	Foreign currency translation

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

r)	Foreign currency translation (continued)

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

s)	Revenue recognition

The Group is primarily engaged in the customized assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification demand to create or enhance the product. When providing assembly and testing services, the Group considers:

(a)	Customer controls the provided raw materials and the Group receives the instruction from the customer on providing assembly and testing services and subsequent treatments.

(b)	The Group provides assembly and testing services to create or enhance an asset which solely provided and controlled by the customer. The Group has no right to transfer the asset for another use.

As the asset ownership belongs to the customer, who bears the significant risk and rewards and rights on the use of the asset, the Group recognizes assembly and testing service revenue over time based on the progress towards completion during the service period.

The progress towards completion on assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors (“LCDD”) and Bumping are measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume comparing to planned total testing volume. The Group believes that aforementioned methods are the most appropriate manner to measure the satisfaction of performance obligation to customers because the input costs incurred to assembly and testing volume complete in testing services are based on customer’s specification and not linear over the duration of these services. Customer payment on assembly and testing services is based on predetermined payment schedule. A contract asset is recognized when the Group provides services in excess of customer’s payment. A contract liability is recognized upon receipt of prepayment from a customer for its performance obligation to transfer services in the future.

Interest income

Interest income is recognized on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

t)	Research and development costs

Research and development costs that do not meet the criteria of internally generated intangible assets of IAS 38 “Intangible Assets” are expensed in the period in which it is incurred.

u)	Borrowing costs

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

v)	Pension and other post-employment benefits

The Group operates defined contribution and defined benefit plans in the ROC. For defined contribution retirement benefit plans, payments to the benefit plan are recognized as an expense when the employees have rendered service entitling them to the contribution. For defined benefit retirement plans, the cost of providing benefit is recognized based on actuarial calculations.

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

w)	Share-based payments

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

w)	Share-based payments (continued)

For restricted shares where employees do not need to pay to acquire those shares, if the employees who resign during the vesting period, the Group will recover and retire those shares at no cost.

x)	Income tax

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

x)	Income tax (continued)

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

If a change in tax rate is enacted or substantively enacted, the Group recognizes the effect of the change immediately in the period in which the change occurs. The effect of the change on items recognized outside profit or loss is recognized in other comprehensive income or equity while the effect of the change on items recognized in profit or loss is recognized in profit or loss.

y)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within 3 months when acquired.

z)	Related parties

(a)	A person, or a close member of that person’s family, is related to the Group if that person:

(i)	has control or joint control over the Group;

(ii)	has significant influence over the Group; or

(iii)	is a member of key management personnel of the Group or the Group’s parent.

or

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group.

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	The entity and the Group are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

z)	Related parties (continued)

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

aa)	Subsidiaries

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

bb)	Fair value measurement

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

2.	Basis of preparation of financial statements and principal accounting policies (continued)

bb)	Fair value measurement (continued)

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

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date. An active market is a market in which trading for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Inputs other than quoted prices from Level 1 that are observable information for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability. The fair value of the Group’s financial instruments without active market is included in Level 3.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

cc)	Capital reorganization

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

December 31, 2016, 2017 and 2018

3.	Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2018, which was NT$30.61 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

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

	2016
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total continuing operations	Discontinued operations
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,587,054	5,880,780	4,920,302	2,999,457	—	—	18,387,593	1,005,166
Inter-segment	—	1,103	—	510	41,670	(43,283)	—	—

Total revenue	4,587,054	5,881,883	4,920,302	2,999,967	41,670	(43,283)	18,387,593	1,005,166

Operating profit (loss)	1,346,874	143,220	963,698	(341,356)	(82,331)	(31,530)	1,998,575	(146,263)
Depreciation expenses	(664,026)	(635,481)	(1,167,908)	(622,412)	(565)	488	(3,089,904)	(141,375)
Interest income	—	—	—	—	51,756	(13,202)	38,554	3,753
Interest expense	—	—	—	—	(144,545)	—	(144,545)	(606)
Share of profit (loss) of associates	—	—	—	—	(128,866)	157,790	28,924	—
Purchase of property, plant and equipment	771,500	554,162	910,457	887,144	49	—	3,123,312	1,567,683

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

4.	Segment Information (continued)

	2017
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total continuing operations	Discontinued operations
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,838,246	5,259,281	4,789,869	3,053,459	—	—	17,940,855	227,095
Inter-segment	—	—	247	—	35,808	(36,055)	—	—

Total revenue	4,838,246	5,259,281	4,790,116	3,053,459	35,808	(36,055)	17,940,855	227,095

Operating profit (loss)	1,448,939	(55,198)	1,285,495	(336,123)	(100,545)	(2,687)	2,239,881	(25,394)
Depreciation expenses	(673,393)	(597,500)	(1,048,587)	(579,605)	(503)	310	(2,899,278)	—
Interest income	—	—	—	—	53,123	—	53,123	464
Interest expense	—	—	—	—	(190,425)	—	(190,425)	(2,414)
Share of profit (loss) of associates	—	—	—	—	1,347,851	(1,527,342)	(179,491)	—
Purchase of property, plant and equipment	836,894	655,879	2,615,153	594,765	—	—	4,702,691	—

	2018
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total continuing operations	Total continuing operations
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Revenue
External customers	4,790,097	4,679,676	5,694,720	3,315,534	—	—	18,480,027	603,725
Inter-segment	—	—	—	—	35,738	(35,738)	—	—

Total revenue	4,790,097	4,679,676	5,694,720	3,315,534	35,738	(35,738)	18,480,027	603,725

Timing of revenue recognition
At a point in time	—	—	—	—	35,738	(35,738)	—	—
Over time	4,790,097	4,679,676	5,694,720	3,315,534	—	—	18,480,027	603,725

	4,790,097	4,679,676	5,694,720	3,315,534	35,738	(35,738)	18,480,027	603,725

Operating profit (loss)	1,306,742	(207,700)	1,226,755	(202,497)	(23,433)	(146)	2,099,721	68,596
Depreciation expenses	(769,660)	(578,205)	(1,400,784)	(627,412)	(518)	—	(3,376,579)	(110,310)
Interest income	—	—	—	—	49,971	—	49,971	1,633
Interest expense	—	—	—	—	(152,416)	—	(152,416)	(4,979)
Share of profit (loss) of associates	—	—	—	—	(668,377)	368,276	(300,101)	(9,804)
Purchase of property, plant and equipment	1,563,919	321,976	2,732,141	327,251	283	—	4,945,570	161,567

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

4.	Segment Information (continued)

Geographic information of revenue:

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Area
ROC	12,728,014	13,152,419	14,751,766	481,926
Japan	1,855,674	2,257,296	1,825,479	59,637
Singapore	3,087,835	1,798,585	1,143,661	37,362
Others	716,070	732,555	759,121	24,800

	18,387,593	17,940,855	18,480,027	603,725

Net revenue from customers representing at least 10% of the total revenue:

	2016		2017		2018		2018
	Amount	%	Amount	%	Amount	%	Amount
	NT$000		NT$000		NT$000		US$000
Customers
Customer A	3,370,285	18	3,434,873	19	3,794,991	21	123,979
Customer K	2,633,431	14	2,742,882	15	2,637,053	14	86,150
Customer C	1,870,675	10	1,530,209	9	1,957,467	11	63,949
Customer I	3,085,190	17	1,798,111	10	1,101,956	6	36,000

The revenue generated from the above customers is mainly from the segments of Assembly and LCDD.

Contract assets and liabilities:

The Group has recognized the following contract assets and liabilities in relation to revenue from contracts with customers:

	December 31, 2018
	NT$000	US$000
Contract assets	299,835	9,795

Contract liabilities (Advance payments)	1,432	47

The Group uses operating profit (loss) as the measurement for segment profit (loss) and the basis of performance assessment. There was no material inconsistency between the accounting policies of the operating segment and the accounting policies described in Note 2.

Contract assets have increased as the Group has completed more services in excess of customer’s payment. The Group also recognized a loss allowance for contract assets following the adoption of IFRS 9, see Note 35 b) for further information.

Revenue recognized in the current reporting period amounted to NT$1,013 thousand was related to carried-forward contract liabilities but was not related to performance obligations that were satisfied in prior year.

All of the service contracts are for periods of one year or less. As permitted under IFRS 15, the transaction price allocated to these unsatisfied contracts is not disclosed. As of December 31, 2018, the Group has not recognized an asset in relation to costs to fulfil a service contract.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

5.	Operating costs and expenses

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Change of finished goods and work in process	(19,498)	31,977	—	—
Consumption of raw materials and supplies	3,346,540	3,036,350	3,079,909	100,617
Employee benefit expenses	5,317,125	5,895,778	5,606,833	183,170
Depreciation and amortization	3,089,904	2,899,278	3,376,579	110,310
Other expenses	4,745,253	4,530,425	4,464,499	145,851

Total operating costs and expenses	16,479,324	16,393,808	16,527,820	539,948

Employee benefit expenses
Salaries	4,109,393	4,847,433	4,628,039	151,194
Directors remuneration	16,810	27,276	18,456	603
Labor and health insurance	351,232	390,788	406,111	13,267
Pension	183,293	198,502	201,567	6,585
Share-based payments	356,463	123,021	41,043	1,341
Other personnel expenses	299,934	308,758	311,617	10,180

	5,317,125	5,895,778	5,606,833	183,170

6.	Other operating income (expenses), net

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Gain on disposal of property, plant and equipment, net	2,575	132,777	14,274	466
Impairment on property, plant and equipment	(8,198)	(956)	—	—
Gain on disposal of scrapped materials	30,476	27,940	59,380	1,940
Gain on disposal of items purchased on behalf of others	48,812	26,417	31,268	1,021
Royalty income	—	11,998	43,224	1,412
Insurance compensation income	7,033	486,858	147	5
Others	9,608	7,800	(779)	(25)

	90,306	692,834	147,514	4,819

7.	Finance costs

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Interest expenses
Bank loans	157,254	208,486	170,476	5,569
Lease obligations payable	212	708	482	16
Less: Amounts capitalized in qualifying assets	(12,921)	(18,769)	(18,542)	(606)

	144,545	190,425	152,416	4,979
Finance expense	34,571	26,858	37,832	1,236

	179,116	217,283	190,248	6,215

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

8.	Other non-operating income (expenses), net

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Interest income
Bank deposits	38,554	53,123	49,051	1,603
Financial assets at amortized cost	—	—	920	30
Foreign exchange gains (losses), net	(195,326)	(418,970)	93,104	3,041
Gain on valuation of financial assets at fair value through profit or loss	621	637	1,485	49
Gain on disposal of long-term investment in associates	—	16,929	—	—
Rental income	8,203	11,075	7,819	255
Dividend income	—	—	571	19
Reimbursement of ADSs service charge	—	23,707	13,269	433
Others	—	2,808	6,851	224

	(147,948)	(310,691)	173,070	5,654

9.	Income tax expense

Income tax expense arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions, based on existing legislation, interpretations and practices in respect thereof.

The amendment to the Income Tax Act in ROC has been approved and promulgated in February 2018 to raise the profit-seeking enterprise income tax rate from 17% to 20%, decrease the tax rate on unappropriated retained earnings from 10% to 5%, and abandon the imputation tax credit account effective from fiscal year starting January 1, 2018.

The statutory tax rates for the years ended December 31, 2016 and 2017 for ChipMOS Taiwan and Unimos Shanghai were 17% and 25%, respectively. The statutory tax rate for the year ended December 31, 2018 for ChipMOS Taiwan was 20%.

a)	The major components of income tax expense for the years ended December 31, 2016, 2017 and 2018 are:

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Current income tax:
Current income tax on profits for the period	331,144	125,376	326,057	10,652
Income tax (benefit) on unappropriated retained earnings	(174,930)	246,684	28,165	920
Prior year income tax under estimation	4,527	67,885	3,729	122

Total current income tax	160,741	439,945	357,951	11,694

Deferred income tax:
Relating to origination and reversal of temporary differences	16,379	110,542	101,441	3,314
Impact of change in tax rate	—	—	(2,774)	(90)

Total deferred income tax	16,379	110,542	98,667	3,224

Income tax expense reported in the consolidated statements of comprehensive income	177,120	550,487	456,618	14,918

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

9.	Income tax expense (continued)

Deferred tax charged to other comprehensive income:

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Unrealized gain on valuation of financial assets at fair value through other comprehensive income	—	—	17,005	556
Remeasurement of defined benefit obligations	(7,375)	8,642	(11,992)	(392)
Impact of change in tax rate	—	—	(887)	(29)

	(7,375)	8,642	4,126	135

b)	Reconciliation of income tax expense and the accounting profit before income tax:

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Tax calculated based on profit before tax and statutory tax rate	214,550	566,649	356,488	11,646
Expenses disallowed (added) by tax regulations	(2,190)	10,185	14,689	480
Temporary difference not recognized as deferred tax assets	1,306	(85,168)	(10,951)	(358)
Tax exempted (income) expenses by tax regulation	12,057	(256,788)	66,353	2,168
Taxable loss not recognized as deferred tax assets	54,012	—	—	—
Effect of different tax rates in countries in which the Group operates	10,451	1,040	919	30
Withholding tax	57,337	—	—	—
Impact of change in tax rate	—	—	(2,774)	(90)
Prior year income tax under estimation	4,527	67,885	3,729	122
Income tax (benefit) on unappropriated retained earnings	(174,930)	246,684	28,165	920

Income tax expense reported in the consolidated statements of comprehensive income	177,120	550,487	456,618	14,918

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

9.	Income tax expense (continued)

c)	The details of deferred tax assets (liabilities) are as follows:

	January 1,	Retroactive adjustment	Profit or loss	Other comprehensive income (loss)	December 31,	December 31,
	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
Year of 2017
Deferred tax assets
Unrealized exchange losses	—	—	8,167	—	8,167
Loss on inventories	26,324	—	(17,192)	—	9,132
Property, plant and equipment	80,869	—	(25,375)	—	55,494
Deferred revenue	41,294	—	(1,809)	—	39,485
Provisions	11,232	—	10,411	—	21,643
Net defined benefit liability	90,087	—	(2,994)	(8,642)	78,451

Deferred tax assets	249,806	—	(28,792)	(8,642)	212,372

Deferred tax liabilities
Unrealized exchange gains	(14,155)	—	14,155	—	—
Property, plant and equipment	(78,388)	—	(95,905)	—	(174,293)

Deferred tax liabilities	(92,543)	—	(81,750)	—	(174,293)

Year of 2018
Deferred tax assets
Unrealized exchange losses	8,167	144	(4,736)	—	3,575	117
Loss on inventories	9,132	(770)	(1,130)	—	7,232	236
Property, plant and equipment	55,494	—	8,689	—	64,183	2,097
Deferred revenue	39,485	—	(5,329)	—	34,156	1,116
Provisions	21,643	—	(9,247)	—	12,396	405
Net defined benefit liability	78,451	—	7,889	14,403	100,743	3,291
Investment tax credit	—	—	4,420	—	4,420	144
Others	—	—	11	—	11	1

Deferred tax assets	212,372	(626)	567	14,403	226,716	7,407

Deferred tax liabilities
Property, plant and equipment	(174,293)	—	(107,301)	—	(281,594)	(9,200)
Contract assets	—	(8,067)	8,067	—	—	—
Financial assets at fair value through other comprehensive income	—	(8,636)	—	(18,529)	(27,165)	(887)

Deferred tax liabilities	(174,293)	(16,703)	(99,234)	(18,529)	(308,759)	(10,087)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

9.	Income tax expense (continued)

d)

The Company has not recognized deductible and taxable temporary differences associated with investments as deferred tax assets and liabilities. As of December 31, 2017, the amounts of deductible and taxable temporary differences not recognized as deferred tax assets and liabilities were NT$28,584 thousand and NT$920,943 thousand, respectively. As of December 31, 2018, the amounts of deductible and taxable temporary differences not recognized as deferred tax assets and liabilities were nil and NT$495,154 thousand (US$16,176 thousand), respectively.

e)	The Company’s income tax returns through 2016 have been assessed and approved by the Tax Authority.

10.	Earnings per share (“EPS”)

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

The following reflects the income and share data used in the basic and diluted EPS computations:

	2016
	Amount after income tax	Weighted average number of ordinary shares outstanding*	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit (loss) attributable to:
Equity holders of the Company
- Continuing operations	1,829,327		2.13
- Discontinued operations	(122,105)		(0.14)

Equity holders of the Company	1,707,222		1.99
Predecessors’ interests	(306,012)		(0.35)

	1,401,210	859,644	1.64

Diluted earnings per share
Employees’ compensations		3,035
Restricted shares		4,122

Profit (loss) attributable to:
Equity holders of the Company
- Continuing operations	1,829,327		2.11
- Discontinued operations	(122,105)		(0.14)

Equity holders of the Company	1,707,222		1.97
Predecessors’ interests	(306,012)		(0.35)

	1,401,210	866,801	1.62

*	The weighted average number of shares takes into account the weighted average effect of changes in treasury stock transaction during the year.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

10.	Earnings per share (“EPS”) (continued)

	2017
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to:
Equity holders of the Company
- Continuing operations	981,929		1.16
- Discontinued operations	1,814,953		2.14

	2,796,882	846,686	3.30

Diluted earnings per share
Employees’ compensations		14,034
Restricted shares		5,075

Profit attributable to:
Equity holders of the Company
- Continuing operations	981,929		1.13
- Discontinued operations	1,814,953		2.10

	2,796,882	865,795	3.23

	2018
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$	US$
Profit attributable to the equity holders of the Company	1,325,824	802,725	1.65	0.05

Diluted earnings per share
Employees’ compensations		7,626
Restricted shares		3,356

Profit attributable to the equity holders of the Company	1,325,824	813,707	1.63	0.05

11.	Dividend

A distribution of NT$1.00 per share (including cash distribution from capital surplus of NT$0.70 per share) was approved by the shareholders of the Company on May 26, 2017. The distribution of NT$856,754 thousand was fully paid on July 12, 2017 to all ordinary shareholders of record at the close of business on June 19, 2017.

A dividend of NT$0.30 per share was approved by the shareholders of the Company on June 26, 2018. The dividend of NT$256,806 thousand (US$8,390 thousand) was fully paid on October 31, 2018 to all ordinary shareholders of record at the close of business on October 25, 2018.

12.	Non-current financial assets at fair value through profit or loss

	December 31, 2018	December 31, 2018
	NT$000	US$000
Financial assets mandatorily measured at fair value through profit or loss
Foreign partnership interests	10,940	358
Valuation adjustment	531	17

	11,471	375

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

12.	Non-current financial assets at fair value through profit or loss (continued)

Amounts recognized in profit or loss in relation to the financial assets at fair value through profit or loss are listed below:

	2018	2018
	NT$000	US$000
Financial assets mandatorily measured at fair value through profit or loss
Foreign partnership interests	38	1
Beneficiary certificates*	1,396	46
Derivative instruments	51	2

	1,485	49

*	Beneficiary certificates represent money market funds the Company held during the reporting period. As of December 31, 2018, there were no beneficiary certificates classified as FVTPL.

No financial assets at fair value through profit or loss were pledged to others.

Information about the fair value measurement is provided in Note 35 c).

Information about the financial assets at fair value through profit or loss as of December 31, 2017 is provided in Note 41.

13.	Non-current financial assets at fair value through other comprehensive income

	December 31, 2018	December 31, 2018
	NT$000	US$000
Designation of equity instruments
Foreign unlisted stocks	38,534	1,259
Valuation adjustment	135,823	4,437

	174,357	5,696

Based on the Group’s business model, the foreign unlisted stocks held for strategic investments and not for the purpose of trading were elected to classify as “Financial assets at fair value through other comprehensive income”. As of December 31, 2018, the fair value of aforementioned investments was NT$174,357 thousand (US$5,696 thousand). For the year ended December 31, 2018, dividend income recognized related to investments held at the end of the reporting period was NT$571 thousand (US$19 thousand).

Amounts recognized in other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	2018	2018
	NT$000	US$000
Financial assets at fair value through other comprehensive income
Foreign unlisted stocks	85,022	2,778

No financial assets at fair value through other comprehensive income were pledged to others.

Information about the fair value measurement is provided in Note 35 c).

Information about the financial assets at fair value through other comprehensive income as of December 31, 2017 is provided in Note 41.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

14.	Investment in associates

Details of investment in associates are as follows:

	Country of incorporation and business	Measurement method	December 31, 2017		December 31, 2018
Investee company			Carrying amount	Ownership	Carrying amount		Ownership
			NT$000%		NT$000	US$000%
JMC ELECTRONICS CO., LTD. (“JMC”)	Kaohsiung, Taiwan	Equity method	373,276	19.10	406,792	13,290	19.10
Unimos Shanghai	Shanghai, People’s Republic of China	Equity method	3,060,056	45.02	3,456,949	112,935	45.02

On November 30, 2016, the Company’s Board of Directors adopted a resolution to authorize its subsidiary, ChipMOS BVI, to dispose 54.98% of Unimos Shanghai’s equity. The equity transfer was completed in March 2017, and subsequently, due to the loss of control but retention of significant influence, Unimos Shanghai was excluded from the consolidated financial statements and was accounted for as an “Investment in associate”. Information is provided in Note 20.

In January 2017, the Company did not participate in the capital increase of JMC, which reduced the Company’s shareholding from 21.22% to 19.10%. Given that the Company still retains significant influence by holding two seats in JMC’s Board of Directors, JMC was still recognized as “Investment in associates”. As a result of the change in shareholding, the Company recognized disposal gain from long-term investment amounted to NT$16,929 thousand for the year ended December 31, 2017.

In June 2017 and January 2018, ChipMOS BVI participated in Unimos Shanghai’s increase of paid-in capital based on its shareholding amounted to NT$1,373,486 thousand and NT$794,694 thousand (US$25,962 thousand), respectively.

For the years ended December 31, 2017 and 2018, the Company recognized its share of loss of investments in associates amounted to NT$179,491 thousand and NT$300,101 thousand (US$9,804 thousand), respectively.

The tables below provide summarized financial information for the investment in associates that are material to the Group.

Statements of financial position

	JMC
	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Current assets	843,636	1,106,789	36,158
Non-current assets	1,161,620	1,699,498	55,521
Current liabilities	(294,302)	(817,697)	(26,714)
Non-current liabilities	(1,756)	(103,922)	(3,395)

Total net assets	1,709,198	1,884,668	61,570

Group’s share	326,456	359,972	11,760
Goodwill	46,820	46,820	1,530

Carrying amount	373,276	406,792	13,290

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

14.	Investment in associates (continued)

Statements of financial position

	Unimos Shanghai
	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Current assets	3,380,641	3,946,082	128,915
Non-current assets	2,766,839	3,254,687	106,328
Current liabilities	(460,054)	(554,160)	(18,104)
Non-current liabilities	(489,097)	(442,306)	(14,450)

Total net assets	5,198,329	6,204,303	202,689

Group’s share	2,340,506	2,793,438	91,259
Depreciable assets	703,536	644,718	21,062
Goodwill	22,118	22,118	723
Inter-company transactions and amortization	(6,104)	(3,325)	(109)

Carrying amount	3,060,056	3,456,949	112,935

Statements of comprehensive income

	JMC
	Year ended December 31,
	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Revenue	1,667,761	1,322,928	1,931,008	63,084

Profit for the year from continuing operations	136,303	4,414	219,544	7,172
Other comprehensive income (loss), net of income tax	(627)	2,903	(14,074)	(460)

Total comprehensive income	135,676	7,317	205,470	6,712

Dividend received from the associate	5,730	14,325	5,730	187

	Unimos Shanghai
	Year ended December 31,
	2017	2018	2018
	NT$000	NT$000	US$000
Revenue	1,141,415	1,334,196	43,587

Loss for the year from continuing operations	(348,472)	(629,303)	(20,559)
Other comprehensive income, net of income tax	—	—	—

Total comprehensive loss	(348,472)	(629,303)	(20,559)

Dividend received from the associate	—	—	—

According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, total comprehensive income of Unimos Shanghai for the three months ended March 31, 2017 was included in the Group’s consolidated statement of comprehensive income with the adjustments of ceasing to recognize depreciation and amortization expenses and the elimination of inter-company transactions. Information about discontinued operations is provided in Note 20.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

15.	Financial assets at amortized cost

	December 31, 2018	December 31, 2018
	NT$000	US$000
Current
Time deposits	169,168	5,526

Non-current
Time deposits	30,715	1,003
Restricted bank deposits	68,388	2,234

	99,103	3,237

Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	2018	2018
	NT$000	US$000
Interest income	920	30

As of December 31, 2018, without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group was NT$268,271 thousand (US$8,763 thousand).

Information about the financial assets at amortized cost that were pledged to others as collateral is provided in Note 34.

Information relating to credit risk of financial assets at amortized cost is provided in Note 35 b).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

16.	Property, plant and equipment, net

	Land	Buildings	Machinery and equipment	Tools	Other equipment	Construction in progress and equipment to be inspected	Total	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	US$000
January 1, 2017
Cost	452,738	11,183,278	47,002,228	3,999,894	3,353,413	1,627,816	67,619,367
Accumulated depreciation and impairment	—	(6,395,332)	(39,430,608)	(3,475,451)	(2,786,790)	—	(52,088,181)

	452,738	4,787,946	7,571,620	524,443	566,623	1,627,816	15,531,186
Less: Property, plant and equipment classified as held for sale	—	(710,191)	(433,688)	(90,460)	(168,314)	(631,315)	(2,033,968)

	452,738	4,077,755	7,137,932	433,983	398,309	996,501	13,497,218

January 1, 2017	452,738	4,077,755	7,137,932	433,983	398,309	996,501	13,497,218
Additions	—	211,098	2,007,767	571,601	195,957	1,716,268	4,702,691
Disposals	—	—	(30,066)	(2,302)	(1,865)	—	(34,233)
Reclassifications	—	141,400	1,535,619	44,882	22,149	(1,744,050)	—
Depreciation expenses	—	(511,167)	(1,837,482)	(357,695)	(192,934)	—	(2,899,278)
Impairment losses	—	—	—	—	(956)	—	(956)
Exchange adjustments	—	—	(43)	—	(88)	—	(131)

December 31, 2017	452,738	3,919,086	8,813,727	690,469	420,572	968,719	15,265,311

December 31, 2017
Cost	452,738	9,809,970	45,778,207	4,004,703	2,624,083	968,719	63,638,420
Accumulated depreciation and impairment	—	(5,890,884)	(36,964,480)	(3,314,234)	(2,203,511)	—	(48,373,109)

	452,738	3,919,086	8,813,727	690,469	420,572	968,719	15,265,311

January 1, 2018
Cost	452,738	9,809,970	45,778,207	4,004,703	2,624,083	968,719	63,638,420	2,079,008
Accumulated depreciation and impairment	—	(5,890,884)	(36,964,480)	(3,314,234)	(2,203,511)	—	(48,373,109)	(1,580,304)

	452,738	3,919,086	8,813,727	690,469	420,572	968,719	15,265,311	498,704

January 1, 2018	452,738	3,919,086	8,813,727	690,469	420,572	968,719	15,265,311	498,704
Additions	—	247,186	2,445,313	591,229	172,652	1,489,190	4,945,570	161,567
Disposals	—	—	(904)	(11,745)	(2,067)	—	(14,716)	(481)
Reclassifications	—	199,724	1,154,663	7,604	26,026	(1,388,017)	—	—
Depreciation expenses	—	(457,265)	(2,180,718)	(535,378)	(203,218)	—	(3,376,579)	(110,310)
Exchange adjustments	—	—	12	—	23	—	35	1

December 31, 2018	452,738	3,908,731	10,232,093	742,179	413,988	1,069,892	16,819,621	549,481

December 31, 2018
Cost	452,738	10,254,531	48,274,171	4,402,711	2,610,893	1,069,892	67,064,936	2,190,948
Accumulated depreciation and impairment	—	(6,345,800)	(38,042,078)	(3,660,532)	(2,196,905)	—	(50,245,315)	(1,641,467)

	452,738	3,908,731	10,232,093	742,179	413,988	1,069,892	16,819,621	549,481

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

16.	Property, plant and equipment, net (continued)

As of December 31, 2017 and 2018, certain of the above property, plant and equipment were pledged as collateral for long-term bank loans (Notes 34).

Amount of borrowing costs capitalized as part of property, plant and equipment and the range of the interest rates for such capitalization are as follows:

	2017	2018	2018
	NT$000	NT$000	US$000
Capitalization interest	18,769	18,542	606
Capitalization interest rate applied	1.7624%	1.7582%	1.7582%

17.	Inventories

	December 31, 2017
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	1,769,917	(49,183)	1,720,734
Work in process	180,252	(4,163)	176,089
Finished goods	32,784	(368)	32,416

	1,982,953	(53,714)	1,929,239

	December 31, 2018
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000	US$000
Raw materials	1,814,992	(36,157)	1,778,835	58,113

The cost of inventories recognized as an expense for the year:

	2017	2018	2018
	NT$000	NT$000	US$000
Cost of revenue	14,766,555	15,057,605	491,918
Loss on abandonment	38,301	5,497	179
Reversal of inventory valuation and obsolescence loss	(101,127)	(13,070)	(427)

	14,703,729	15,050,032	491,670

Raw materials are utilized throughout the course of provision of semiconductor bumping, assembly and testing services. Items used for manufacturing and product sales are insignificant.

Reversal of inventory valuation and obsolescence loss was recognized due to the change in net realizable market value.

As of December 31, 2017 and 2018, no inventories were pledged.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

18.	Accounts and notes and other receivables

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Accounts receivable	4,013,705	4,747,834	155,108
Notes receivable	2,029	1,595	52
Less: Loss allowance	—	(2,141)	(70)

	4,015,734	4,747,288	155,090

Other receivables	56,716	63,049	2,060
Less: Loss allowance	—	(12)	(1)

	56,716	63,037	2,059

	4,072,450	4,810,325	157,149

As of December 31, 2017 and 2018, no accounts and notes and other receivables were pledged.

The Group’s credit term granted to customers is 30~90 days. Receivables do not bear interest. The loss allowance is determined based on the credit quality of customers. Information relating to credit risk is provided in Note 35 b).

The aging analysis of accounts receivable based on past due date is as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Current	3,997,833	4,595,300	150,124
Within 1 month	10,482	18,807	615
1 – 2 months	477	131,787	4,305
2 – 3 months	426	1,436	47
3 – 4 months	1,431	180	6
Over 4 months	3,056	324	11

	4,013,705	4,747,834	155,108

Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’ maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

19.	Cash and cash equivalents

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Short-term deposits	3,883,614	3,245,750	106,036
Cash	470	470	15
Cash at banks	4,151,630	1,396,302	45,616

	8,035,714	4,642,522	151,667

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between 31 days and 3 months, depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

As of December 31, 2017 and 2018, no cash and cash equivalents were pledged.

20.	Non-current assets held for sale and discontinued operations

a)

The assets and liabilities related to Unimos Shanghai have been classified as non-current assets held for sale and liabilities directly related to non-current assets held for sale and presented as discontinued operations for meeting the definition of discontinued operations following the resolution of the Company’s Board of Directors on November 30, 2016 to sell 54.98% of Unimos Shanghai’s equity interest. The transaction was completed in March 2017, and subsequently, due to the loss of control but retention of significant influence, Unimos Shanghai was excluded from the consolidated financial statements and recorded as “Investments in associates”. As of December 31, 2017 and 2018, there were no related assets and liabilities of disposal group classified as held for sale. Please refer to Note 14 for more details.

In March 2017, the Company received NT$2,230,544 thousand in cash and recognized total gain on disposal of discontinued operations amounted to NT$1,843,234 thousand. Based on the fair value received and the book value of its investment, gain on disposal of 54.98% equity interest is equal to NT$999,630 thousand and gain on fair value remeasurement of 45.02% retained investment is equal to NT$843,604 thousand.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

20.	Non-current assets held for sale and discontinued operations (continued)

b)	The cash flow information of the discontinued operations is as follows:

	2016	2017
	NT$000	NT$000
Net cash used in operating activities	(1,109,029)	(109,079)
Net cash used in investing activities	(1,331,564)	(272,925)
Net cash generated from financing activities	1,463,664	461,312
Effect of foreign exchange rate changes	(61,336)	(19,874)

Net increase (decrease) in cash and cash equivalents	(1,038,265)	59,434

c)	Equity of disposal group classified as amounts recognized in other comprehensive income and accumulated in equity relating to non-current assets held for sale :

December 31,
2016
NT$000
Foreign currency translation reserve	287,645

d)	Cumulative income or expense recognized in other comprehensive income relating to disposal group classified as held for sale:

	2016	2017
	NT$000	NT$000
Exchange differences on translation of foreign operations	(195,972)	(287,645)

e)	The results of discontinued operations are as follows:

	2016	2017
	NT$000	NT$000
Revenue	1,005,166	227,095
Cost of revenue	(986,004)	(195,078)
Operating expenses	(179,178)	(58,840)
Other operating income (expenses), net	13,753	1,429
Non-operating income (expenses), net	24,158	(2,887)

Loss from discontinued operations before income tax	(122,105)	(28,281)
Income tax expense	—	—

Loss from discontinued operations after income tax	(122,105)	(28,281)
Gain on disposal of discontinued operations	—	1,843,234

Profit (loss) from discontinued operations	(122,105)	1,814,953

Discontinued operations’ revenue is mainly from the segments of testing and assembly.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

21.	Issued capital

	December 31, 2016	December 31, 2017	December 31, 2018
	in thousands	in thousands	in thousands
Authorized shares
Ordinary shares	1,450,000	970,000	970,000

	December 31, 2016	December 31, 2017	December 31, 2018
	in thousands	in thousands	in thousands
Ordinary shares issued and fully paid
Ordinary shares	886,966	886,297	752,858

Issued capital (NT$000)	8,869,663	8,862,971	7,528,577

			(US$245,952 thousand	)

The par value of ordinary shares issued was NT$10 per share.

The movement of ordinary shares issued is set out below:

	2016	2017	2018
	in thousands	in thousands	in thousands
January 1	896,206	886,966	886,297
Restricted shares	435	—	—
Unearned restricted shares – cancelled	—	(669)	(502)
Share cancellation	—	—	(4,515)
Issuance of ordinary shares for capital reorganization (Note 31)	512,405	—	—
Cancellation of ordinary shares from capital reorganization (Note 31)	(522,080)	—	—
Capital reduction	—	—	(128,422)

December 31	886,966	886,297	752,858

On February 4, 2016 and May 12, 2016, the Board of Directors of the Company approved the share repurchase programs for repurchase of ordinary shares by the Company of up to NT$600 million and NT$600 million, respectively. As of December 31, 2016 and 2017, 30,000 thousand shares were repurchased and recorded as treasury stock.

On October 31, 2016, the Company’s former parent company, ChipMOS Bermuda was merged with and into the Company, with the latter being the surviving company. Please refer to Note 31 for details of the capital reorganization. Pursuant to the Merger, the Company issued 21,775,257 units of ADSs (25,620,267 units of ADSs before capital reduction adjustment), which were listed on the NASDAQ Global Select Market, and each ADS represents 20 ordinary shares of the Company. As of December 31, 2018, the outstanding ADSs were approximately 5,309,826 units representing 106,197 thousand ordinary shares of the Company. The major terms and conditions of the ADSs are summarized as follows:

a)	Voting rights:

ADS holders will have no right to directly vote in shareholders’ meetings with respect to the deposited shares. The depository bank shall vote on behalf of the ADS holders or provide voting instruction to the designated person of the Company. The depository bank shall vote in the manner as instructed by ADS holders.

b)	Distribution of dividends:

ADS holders are deemed to have the same rights as holders of ordinary shares with respect to the distribution of dividends.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

21.	Issued capital (continued)

In order to adjust capital structure and increase return of equity, the Company’s shareholders adopted a resolution on June 26, 2018 to reduce capital stock and return cash to shareholders. Subsequently, the record date of the capital reduction was fixed on August 15, 2018, and capital was reduced approximately 15% amounted to NT$1,329,446 thousand (US$43,432 thousand) consisting of 132,945 thousand ordinary shares.

22.	Capital surplus and retained earnings

The reconciliation between the opening and closing balances of each component of the Group’s consolidated equity is set out in the consolidated statements of changes in equity.

a)	Capital surplus

Details of the Group’s capital surplus are set out below:

	December 31, 2016	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	NT$000	US$000
Share premium	6,473,471	5,873,743	5,873,743	191,890
Restricted shares	408,051	390,401	382,506	12,496
Others	7,304	7,304	7,304	239

	6,888,826	6,271,448	6,263,553	204,625

Pursuant to the ROC Company Act, any capital surplus arising from paid-in capital in excess of par value on issuance of ordinary shares and donations can be used to cover accumulated deficits or to issue new stocks or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficits. Furthermore, the ROC Securities and Exchange Act requires that the amount of capital surplus to be capitalized mentioned above may not exceed 10% of the paid-in capital each year. Capital surplus may not be used to cover accumulated deficits unless the legal reserve is insufficient.

b)	Retained earnings

(a)	According to the Company’s Articles of Incorporation, current year’s earnings before tax, if any, shall be distributed in the following order:

i)	Pay all taxes and duties;

ii)	Offset prior years’ operating losses, if any;

iii)	Set aside 10% of the remaining amount after deducting i) and ii) as legal reserve;

iv)	Appropriate or reverse a certain amount as special reserve according to the relevant regulations;

v)	After items i), ii), iii) and iv) were deducted, the remaining amount may be distributed as shareholders’ dividend.

(b)

The Company’s dividend policy is summarized below: as the Company operates in a volatile business environment, the dividend is distributed taking into consideration the Company’s financial structure, operating results and future expansion plans. The earnings distribution of the Company may be made by way of cash dividends or stock dividends; provided that cash dividends shall account for at least 10% of the total dividends distributed. The earnings distribution will be proposed by the Board of Directors and approved at the shareholders’ meeting.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

22.	Capital surplus and retained earnings (continued)

b)	Retained earnings (continued)

(c)

Legal reserve can only be used to offset deficits or increase capital in issuing ordinary shares or in distribution cash. The amount of legal reserve that may be used to increase capital or distribute cash shall be limited to the portion of the reserve balance exceeding 25% of the capital stock.

(d)

In accordance with the regulations, the Company must set aside a special reserve from the debit balance on other equity items at the statements of financial position date before distributing earnings. When the debit balance on other equity items is reversed subsequently, the reversed amount may be included in the distributable earnings.

(e)	The distribution of 2015, 2016 and 2017 were resolved at the shareholders’ meetings on May 31, 2016, May 26, 2017 and June 26, 2018, respectively. Details are summarized below:

	2015		2016		2017
	Amount	Distribution per share	Amount	Distribution per share	Amount	Distribution per share
	NT$000	NT$	NT$000	NT$	NT$000	NT$
Legal reserve	223,047		28,680		302,653
Cash dividend	1,792,553	2.09	257,026	0.30	256,806	0.30
Cash distribution from capital surplus	—	—	599,728	0.70	—	—

23.	Treasury stock

The movement of treasury stock is set out below:

	2016		2017		2018
	Shares (in thousands)	Amount (NT$000)	Shares (in thousands)	Amount (NT$000)	Shares (in thousands)	Amount (NT$000)	Amount (US$000)
January 1	—	—	30,085	1,007,654	30,085	1,007,654	32,919
Treasury stock (repurchased)	30,085	1,007,654	—	—	—	—	—
Capital reduction	—	—	—	—	(4,515)	(45,151)	(1,475)

December 31	30,085	1,007,654	30,085	1,007,654	25,570	962,503	31,444

Pursuant to the ROC Securities and Exchange Act, the number of shares repurchased as treasury stock should not exceed 10% of the number of the Company’s issued shares and the amount repurchased may not exceed the sum of retained earnings, paid-in capital in excess of par value and realized capital surplus.

Pursuant to the ROC Securities and Exchange Act, treasury stock may not be pledged as collateral and is not entitled to dividends before it is reissued.

Pursuant to the ROC Securities and Exchange Act, treasury stock should be reissued to the employees within three years from the reacquisition date and shares not reissued within the three-year period are to be retired. Treasury stock to enhance the Company’s credit rating and the stockholders’ equity should be retired within six months from acquisition.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

24.	Long-term bank loans

Type of loans	Period and payment term	December 31, 2017	December 31, 2018	December 31, 2018
		NT$000	NT$000	US$000
Syndicated bank loan	Borrowing period is from May 30, 2018 to May 30, 2023; interest is repayable monthly; principal is repayable semi-annually from November 30, 2018	—	9,822,000	320,876
Syndicated bank loan	Borrowing period is from June 30, 2016 to June 30, 2021; interest is repayable monthly; principal is repayable semi-annually from December 30, 2017	9,675,301	—	—
Less: Fee on syndicated bank loan		(33,280)	(32,482)	(1,061)
Less: Current portion (fee included)		(2,143,168)	(747,422)	(24,418)

		7,498,853	9,042,096	295,397

Interest rate range		1.7895%	1.7895%	1.7895%

Unused credit lines of long-term bank loans NT$000		2,400,000	1,800,000

On May 15, 2018, the Company entered into a syndicated loan with eleven banks in Taiwan, including Taiwan Cooperative Bank, in the amount of NT$12 billion with a term of five years. Funding from this syndicated loan was used to repay the existing debt of financial institutions and broaden the Company’s working capital. Pursuant to the syndicated loan agreement, the Group is required to maintain certain financial ratios including current ratio, interest protection multiples and debt to equity ratio during the loan periods.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

24.	Long-term bank loans (continued)

On May 16, 2016, the Company entered into a syndicated loan with ten banks in Taiwan, including Land Bank of Taiwan, in the amount of NT$13.2 billion with a term of five years. Funding from this syndicated loan was used to repay the prior syndicated loan in 2014 and broaden the Company’s working capital. Pursuant to the syndicated loan agreement, the Group is required to maintain certain financial ratios including current ratio, interest protection multiples and debt to equity ratio during the loan periods. The syndicated loan was fully repaid in May 2018.

As of December 31, 2017 and 2018, the Group was in compliance with the financial ratio requirements.

The Group’s bank loans are mortgaged by certain land, buildings and equipment as collateral (Note 34).

Details of the repayment schedule in respect of the bank loans are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Within 1 year	2,143,168	747,422	24,418
1 to 5 years	7,498,853	9,042,096	295,397

	9,642,021	9,789,518	319,815

25.	Retirement benefit plans

a)	Defined benefit plans

(a)

The Company has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular employees’ service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who chose to continue to be subject to the pension mechanism under the Labor Standards Act. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement.

The Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the pension fund deposited with Bank of Taiwan, the trustee, under the name of the independent pension fund committee. Also, the Company would assess the balance in the aforementioned labor pension reserve account by the end of every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method, to the employees expected to be qualified for retirement next year, the Company will make contribution to cover the deficit by March of following year.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

25.	Retirement benefit plans (continued)

a)	Defined benefit plans (continued)

(b)	The amounts recognized in the statements of financial position are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Present value of defined benefit obligations	(838,543)	(910,081)	(29,731)
Fair value of plan assets	360,017	389,316	12,718

Net defined benefit liability	(478,526)	(520,765)	(17,013)

(c)	Movements in net defined benefit liability are as follows:

	2017
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(894,163)	347,195	(546,968)
Current service cost	(386)	—	(386)
Interest (expense) income	(13,236)	5,226	(8,010)

	(907,785)	352,421	(555,364)

Remeasurements:
Return of plan assets (excluding the amount included in interest income or expense)	—	(1,842)	(1,842)
Financial assumption movement effect	28,506	—	28,506
Experience adjustments	24,174	—	24,174

	52,680	(1,842)	50,838

Pension fund contribution	—	26,000	26,000
Paid pension	16,562	(16,562)	—

December 31	(838,543)	360,017	(478,526)

	2018
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000	US$000
January 1	(838,543)	360,017	(478,526)	(15,633)
Current service cost	(382)	—	(382)	(12)
Interest (expense) income	(14,429)	6,291	(8,138)	(266)

	(853,354)	366,308	(487,046)	(15,911)

Remeasurements:
Return of plan assets (excluding the amount included in interest income or expense)	—	8,145	8,145	266
Financial assumption movement effect	(56,934)	—	(56,934)	(1,860)
Experience adjustments	(11,172)	—	(11,172)	(365)

	(68,106)	8,145	(59,961)	(1,959)

Pension fund contribution	—	26,242	26,242	857
Paid pension	11,379	(11,379)	—	—

December 31	(910,081)	389,316	(520,765)	(17,013)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

25.	Retirement benefit plans (continued)

a)	Defined benefit plans (continued)

(d)

The Bank of Taiwan was commissioned to manage the fund of the Company’s defined benefit pension plan in accordance with the fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earning is less than aforementioned rates, government shall make payment for the deficit after authorized by the authority. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of the fair value of plan asset in accordance with IAS 19 “Employee Benefits” paragraph 142. The constitution of fair value of plan assets as of December 31, 2017 and 2018 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

(e)	The principal actuarial assumptions used were as follows:

	2017	2018
Discount rate	1.75%	1.25%
Future salary increases	3.50%	3.50%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

Because the main actuarial assumption changed, the present value of defined benefit obligations is affected. The sensitivity analysis of present value of defined benefit obligations effected by the changes of significant actuarial assumptions at December 31, 2017 and 2018 are shown below:

	Discount rate		Future salary increase
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
December 31, 2017
Effect on present value of defined benefit obligations	(27,192)	28,506	27,955	(26,816)

December 31, 2018
Effect on present value of defined benefit obligations	(29,052)	30,430	29,692	(28,513)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

25.	Retirement benefit plans (continued)

a)	Defined benefit plans (continued)

(e)	The principal actuarial assumptions used were as follows (continued):

The sensitivity analysis above is based on a change in an assumption while holding all other assumptions constant. In practice, changes in some of the assumptions may be correlated. The method of sensitivity analysis and the method of calculating net defined benefit liability in the statements of financial position are the same.

(f)	The Company expects to make contributions of NT$27,160 thousand (US$887 thousand) during 2019.

(g)	As of December 31, 2018, the weighted average duration of that retirement plan is 13.2 years. The analysis of timing of the future pension payment is as follows:

	December 31, 2018
	NT$000	US$000
Within 1 year	32,904	1,075
1-2 years	35,835	1,170
2-5 years	105,665	3,452
5-10 years	189,400	6,188

	363,804	11,885

b)	Defined contribution plans

Effective July 1, 2005, the Company established a defined contribution pension plan (the “New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2017 and 2018 were NT$190,106 thousand and NT$193,047 thousand (US$6,307 thousand), respectively.

26.	Other Payables

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Salaries and bonus payable	601,239	595,575	19,457
Interest payable	2,854	963	31
Pension payable	32,402	32,038	1,047
Employees’ compensation payable	371,912	212,391	6,939
Directors’ remuneration payable	18,596	9,951	325
Other expense payable	953,179	827,564	27,036

	1,980,182	1,678,482	54,835

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

27.	Current provisions

Movements in provisions are as follows:

	2018
	Provisions for deficiency compensation
	NT$000	US$000
January 1	57,155	1,867
Provision	14,211	465
Reversal	(24,451)	(799)
Payment	(17,563)	(574)

December 31	29,352	959

By adopting IFRS 15, the Group’s provision for sales allowance is presented as “Current refund liabilities” from January 1, 2018, which was previously presented as “Current provisions”. Information is provided in Note 28.

Please refer to Note 2 e) for detailed information of provisions for deficiency compensation.

28.	Current refund liabilities

Movements in refund liabilities are as follows:

	2018
	Provisions for sales allowance
	NT$000	US$000
January 1	70,156	2,292
Provision	44,950	1,468
Reversal	(7,413)	(242)
Payment	(75,066)	(2,452)

December 31	32,627	1,066

Please refer to Note 2 e) for detailed information of refund liabilities.

29.	Short-term bank loans

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Unsecured bank loans	969,353	—	—

Interest rate range	0.55%~1.71%	—	—

Unused credit lines of short-term bank loans are as follows:

	December 31, 2017	December 31, 2018
NT$000	3,028,357	3,252,500
US$000	80,000	90,000

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

30.	Significant commitments and contingencies

Operating leases commitments

ChipMOS Taiwan entered into several operating lease contracts for land. These renewable operating leases will expire by 2032 and 2034.

ChipMOS USA entered into several operating lease contracts for office space. These renewable operating leases will expire by 2019 and 2020.

Future minimum lease obligation payable under those leases are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Within 1 year	39,342	68,631	2,242
1 to 5 years	130,182	140,137	4,578
Over 5 years	139,899	111,446	3,641

	309,423	320,214	10,461

Capital commitments

Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Property, plant and equipment	2,178,262	2,508,797	81,960

Other commitments

A letter of guarantee was issued by Bank of Taiwan to the Customs Administration of the Ministry of Finance for making payment of customs-duty deposits when importing. The amount of letter of guarantee will occupy the credit lines for short-term loans of ChipMOS Taiwan. As of December 31, 2017 and 2018, the amount of NT$97,500 thousand and NT$97,500 thousand (US$3,185 thousand), respectively are guaranteed by Bank of Taiwan.

As described in Note 31, as of October 31, 2016, the Company merged with its former parent company, ChipMOS Bermuda and as a result, the Company deducted unappropriated retained earnings by NT$5,052,343 thousand. The Company has filed an application to the National Taxation Bureau of the Northern Area, Ministry of Finance to apply the accumulated deficit amount, derived from subtracting the aforementioned amount from unappropriated retained earnings generated prior to year 2015 (not including 2015 unappropriated retained earnings), as a deduction in the calculation of years 2015 and 2016 additional 10% tax on unappropriated retained earnings.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

31.	Capital reorganization

To integrate resources, the Company’s former parent company, ChipMOS Bermuda, was merged with and into the Company as of October 31, 2016, the record date of the Merger, with the latter being the surviving entity and ChipMOS Bermuda being the dissolved entity. Under the Merger Agreement, each shareholder of ChipMOS Bermuda is entitled to receive, with respect to each ChipMOS Bermuda share, 0.9355 units of the Company’s newly-issued ADSs trading on the NASDAQ Global Select Market (each ADS unit represents 20 shares of the Company’s ordinary shares) and US$3.71 in cash. The Company issued 21,775,257 units of ADSs (25,620,267 units of ADSs representing 512,405 thousand ordinary shares before capital reduction adjustment) and paid US$101,657 thousand in cash (equivalent to NT$3,208,310 thousand) as the total consideration. In addition, the Company paid NT$133,311 thousand directly attributable transaction cost for the capital reorganization. As the result, the Company paid NT$3,341,621 thousand in cash for the capital reorganization.

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

32.	Supplementary cash flow information

Partial cash paid for investing and financing activities

a)	Property, plant and equipment

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Purchase in property, plant and equipment	4,690,995	4,849,331	4,945,570	161,567
Add: Beginning balance of payable to contractors and equipment suppliers	523,962	839,983	713,313	23,303
Add: Beginning balance of lease payable	—	94,952	29,842	975
Less: Ending balance of payable to contractors and equipment suppliers	(647,486)	(878,065)	(1,516,735)	(49,550)
Less: Ending balance of lease payable	(96,006)	(84,192)	(17,792)	(581)
Less: Transfer from prepaid equipment (shown as “Other non-current assets”)	—	(139,304)	—	—

Cash paid for acquisition of property, plant and equipment	4,471,465	4,682,705	4,154,198	135,714

b)	Capital reorganization

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Net assets acquired from ChipMOS Bermuda	12,987,736	—	—	—
Less: Issuance of shares	(9,779,426)	—	—	—

Cash consideration	3,208,310	—	—	—
Directly attributable transaction cost	133,311	—	—	—

Cash paid for capital reorganization	3,341,621	—	—	—

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

32.	Supplementary cash flow information (continued)

c)	Disposal of a subsidiary

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Disposal of a subsidiary	—	2,166,151	—	—
Add: Ending balance of other payables*	—	64,393	—	—
Less: Cash and cash equivalents of discontinued operations	—	(449,331)	—	—

Cash received from disposal of a subsidiary	—	1,781,213	—	—

*

According to the Equity Interest Transfer Agreement, the Group accrued the estimated payment to investor based on the operating performance of Unimos Shanghai and as a result, cash received from disposal of discontinued operations amounted to NT$64,393 thousand was returned in 2018.

d)	Reconciliation of liabilities arising from financing activities

			Non-Cash flow
	As of January 1, 2017	Cash flow	Amortization of loans fee	As of December 31, 2017
	NT$000	NT$000	NT$000	NT$000
Long-term bank loans (include the current portion)	10,750,005	(1,124,699)	16,715	9,642,021
Short-term bank loans	—	969,353	—	969,353
Guarantee deposits	1,404	(33)	—	1,371

	10,751,409	(155,379)	16,715	10,612,745

			Non-Cash flow
	As of January 1, 2018	Cash flow	Amortization of loans fee	As of December 31, 2018
	NT$000	NT$000	NT$000	NT$000	US$000
Long-term bank loans (include the current portion)	9,642,021	110,250	37,247	9,789,518	319,815
Short-term bank loans	969,353	(969,353)	—	—	—
Guarantee deposits	1,371	(279)	—	1,092	35

	10,612,745	(859,382)	37,247	9,790,610	319,850

33.	Related party transactions

a)	Parent and ultimate controlling party

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

33.	Related party transactions (continued)

b)	Names of related parties and relationship

Name	Relationship
Unimos Shanghai	Associate
JMC	Associate

c)	Significant related party transactions

(a)	Subcontracting fee

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Unimos Shanghai	—	41,183	17	1

(b)	Purchases of materials

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
JMC	—	130	132,494	4,329
Unimos Shanghai	—	906	3,775	123

	—	1,036	136,269	4,452

Purchases of materials from associates are based on normal commercial terms and conditions. The payment terms of the purchases from associates are 30 to 90 days, which are the same as third party suppliers.

(c)	Disposal of property, plant and equipment

	2017
	Selling price	Gain on disposal
	NT$000	NT$000
Unimos Shanghai	21,982	20,240

There were no disposal of property, plant, and equipment to related parties for the years ended December 31, 2016 and 2018.

(d)	Acquisition of property, plant and equipment

	2018	2018
	NT$000	US$000
Unimos Shanghai	61,904	2,022

There were no acquisition of property, plant, and equipment from related parties for the years ended December 31, 2016 and 2017.

(e)	Acquisition of financial assets

In June 2017 and January 2018, ChipMOS BVI participated in Unimos Shanghai’s increase of paid-in capital based on its shareholding amounted to NT$1,373,486 thousand and NT$794,694 thousand (US$25,962 thousand), please refer to Note 14.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

33.	Related party transactions (continued)

(f)	Patent licensing agreement

In May 2016, the Company and Unimos Shanghai entered into a patent licensing agreement. Under the agreement, Unimos Shanghai paid the Company a licensing fee in the aggregate total of US$2,500 thousand (amended to US$1,000 thousand in January 2017) which was accounted for as receipts in advance and long-term deferred revenue, and recognized royalty income for 10 years from the effective date. In addition, Unimos Shanghai shall pay the Company a running royalty for the foregoing license equivalent to 0.5% of the total revenue from the licensed products. Given that the related production lines of Unimos Shanghai have begun its operations in April 2017, the Company recognized royalty income henceforth. In April 2018, both parties agreed to terminate the agreement after an amicable negotiation, hence all remaining receipts in advance and long-term deferred revenue were recognized as royalty income. The Company recognized receipts in advance and long-term deferred revenue amounted to NT$3,018 thousand and NT$24,898 thousand, respectively, as of December 31, 2017 and royalty income amounted to NT$2,828 thousand for the year then ended. The Company recognized receipts in advance and long-term deferred revenue amounted to nil as of December 31, 2018 and royalty income amounted to NT$30,683 thousand (US$1,002 thousand) for the year then ended.

In October 2011, ChipMOS Bermuda and Unimos Shanghai entered into a patent licensing agreement which has a term of 10 years starting from August 1, 2012. Under the agreement, Unimos Shanghai will pay ChipMOS Bermuda a royalty in the aggregate total of RMB 27,400 thousand, which was accounted as receipts in advance and payable in 40 quarterly installments of RMB 685 thousand. The rights and obligations of this agreement have been transferred to the Company on October 31, 2016. In March 2017, Unimos Shanghai was derecognized from the consolidated financial statements and recorded as “Investment in associates”, therefore, royalty income for the three months ended March 31, 2017 were eliminated on a consolidated basis. The Company recognized receipts in advance amounted to NT$1,039 thousand as of December 31, 2017 and royalty income amounted to NT$9,170 thousand for the year then ended. The Company recognized receipts in advance amounted to NT$1,013 thousand (US$33 thousand) as of December 31, 2018 and royalty income amounted to NT$12,506 thousand (US$409 thousand) for the year then ended.

d)	Key management personnel compensation

	2016	2017	2018	2018
	NT$000	NT$000	NT$000	US$000
Salaries and short-term employee benefits	152,319	188,105	151,095	4,936
Post-employment compensation	3,335	5,622	2,067	68
Share-based payments	109,255	18,736	6,763	221

	264,909	212,463	159,925	5,225

34.	Pledged or mortgaged assets

The Group provided certain assets as collateral mainly for long-term bank loans (Note 24) and leases, which were as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Non-current financial assets at amortized cost	—	68,388	2,234
Property, plant and equipment, net (Note 16)	7,164,089	9,672,238	315,983
Other non-current financial assets	70,241	—	—

	7,234,330	9,740,626	318,217

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

35.	Financial risk management and fair values of financial instruments

a)	Financial instruments by category

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	—	11,471	375
Financial assets at fair value through other comprehensive income
Designation of equity instruments	—	174,357	5,696
Available-for-sale financial assets
Non-current financial assets carried at cost	20,890	—	—
Financial assets at amortized cost/loans and receivables
Cash and cash equivalents	8,035,714	4,642,522	151,667
Financial assets at amortized cost	—	268,271	8,763
Accounts and notes receivable	4,015,734	4,747,288	155,090
Accounts receivable – related parties	11	140	5
Other receivables	56,716	63,037	2,059
Other receivables – related parties	4,534	3,131	102
Refundable deposits	21,342	22,006	719
Other financial assets	70,241	—	—

	12,225,182	9,932,223	324,476

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Financial liabilities
Financial liabilities at amortized cost
Short-term bank loans	969,353	—	—
Accounts payable	687,960	637,271	20,819
Accounts payable – related parties	226	347	11
Payables to contractors and equipment suppliers	713,313	1,516,735	49,550
Other payables	1,980,182	1,678,482	54,835
Other payables – related parties	36	218	7
Long-term bank loans (including current portion)	9,642,021	9,789,518	319,815
Guarantee deposits	1,371	1,092	35

	13,994,462	13,623,663	445,072

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

35.	Financial risk management and fair values of financial instruments (continued)

b)	Financial risk management

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

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise foreign currency risk, interest rate risk, and other price risk.

i)	Foreign currency risk

The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Group’s functional currency) and the Group’s net investments in foreign operations.

The Group applies natural hedges from using accounts receivable and accounts payable denominated in the same currency. However, this natural hedge does not concur with the requirement for hedge accounting. Furthermore, as net investments in foreign operations are for strategic purposes, they are not hedged by the Group.

The Group’s foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar for cash and cash equivalents, accounts receivable, other receivables, bank loans, accounts payable and other payables.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

35.	Financial risk management and fair values of financial instruments (continued)

b)	Financial risk management (continued)

(a)	Market risk (continued)

i)	Foreign currency risk (continued)

The Group’s businesses involve some non-functional currency operations. The information on the assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2017
	Foreign currency	Exchange rate	Carrying amount (NT$000)
Financial assets
Monetary items
US$000	208,066	29.7600	6,192,044
JPY000	798,254	0.2642	210,899
RMB000	167,484	4.5650	764,564
Financial liabilities
Monetary items
US$000	16,036	29.7600	477,231
JPY000	1,071,432	0.2642	283,072

	December 31, 2018
	Foreign currency	Exchange rate	Carrying amount (NT$000)
Financial assets
Monetary items
US$000	170,270	30.7150	5,229,843
JPY000	177,557	0.2782	49,396
RMB000	8,850	4.4720	39,577
Financial liabilities
Monetary items
US$000	18,230	30.7150	559,934
JPY000	2,436,140	0.2782	677,734

The total exchange gain and loss recognized include realized and unrealized gain and loss arising from significant foreign exchange variation on the monetary items held by the Group for the years ended December 31, 2017 and 2018 amounted to loss of NT$418,970 thousand and gain of NT$93,104 thousand (US$3,041 thousand), respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

35.	Financial risk management and fair values of financial instruments (continued)

b)	Financial risk management (continued)

(a)	Market risk (continued)

i)	Foreign currency risk (continued)

The following table details the Group’s exposure at the end of the reporting period to currency risk arising from recognized monetary assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

	2017
	Change in exchange rate	Effect on profit (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
US$000	5%	309,602	—
JPY000	5%	10,545	—
RMB000	5%	38,228	—
Financial liabilities
US$000	5%	23,862	—
JPY000	5%	14,154	—

	2018
	Change in exchange rate	Effect on profit (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
US$000	5%	261,492	—
JPY000	5%	2,470	—
RMB000	5%	1,979	—
Financial liabilities
US$000	5%	27,997	—
JPY000	5%	33,887	—

ii)	Price risk

The Group’s financial instruments, which are exposed to price risk, are the financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income. To manage its price risk arising from investments in financial instruments, the Group diversifies its portfolio. Diversification of the portfolio is in accordance with the limits set by the Group.

The Group’s investments in financial instruments comprise foreign unlisted stocks and partnerships. The prices of financial instruments would change due to different valuation models and assumptions used. Analysis related to the effect on profit or other comprehensive income if these assumptions change is provided in Note 35 c) (g).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

35.	Financial risk management and fair values of financial instruments (continued)

b)	Financial risk management (continued)

(a)	Market risk (continued)

iii)	Interest rate risk on cash flow and fair value

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

At December 31, 2018, it is estimated that a general increase or decrease of 100 basis points (1%) in interest rates, with all other variables held constant, would decrease or increase the Group’s profit by approximately NT$98,220 thousand (US$3,209 thousand) (2017: NT$106,447 thousand).

(b)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts and other receivables) and from its financing activities (primarily deposits with banks and financial instruments).

Each business unit performs ongoing credit evaluation of the debtors’ financial condition according to the Group’s established policy, procedures and control relating to customer credit risk management. The Group maintains an account for loss allowance based upon the available facts and circumstances, historical collection and write-off experiences of all trade and other receivables which consequently minimizes the Group’s exposure to bad debts.

Credit risk from balances with banks and financial institutions is managed by the Group’s finance unit in accordance with the Group’s policy. Bank balances are held with financial institutions of good standing. The Group’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

The Group adopts the assumptions under IFRS 9 and the default is deemed to have occurred when the contract payments are past due over 90 days.

The Group categorized contract assets, accounts receivable and other receivables by characteristics of credit risk and applied the simplified approach using loss rate methodology to estimate expected credit loss.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

35.	Financial risk management and fair values of financial instruments (continued)

b)	Financial risk management (continued)

(b)	Credit risk (continued)

The Group used the forecastability of business monitoring indicators to adjust historical and timely information to assess the default possibility of contract assets, accounts receivable and other receivables. On December 31, 2018, the loss rate methodology is as follows:

	December 31, 2018
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.045%	0.045%	0.045%
Total carrying amount	299,970	4,747,974	66,181
Loss allowance	(135)	(2,141)	(13)

Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows:

	2018
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1_ IAS 39	—	—	—
Adjustments for applying new standards	(115)	(1,819)	(7)

January 1_IFRS 9	(115)	(1,819)	(7)
Provision for impairment loss	(20)	(322)	(7)
Reversal of impairment loss	—	—	1

December 31	(135)	(2,141)	(13)

For investments in financial assets at amortized cost, the credit rating levels are presented below:

	December 31, 2018
		By lifetime
	12 months	Increase in credit risk	Impairment of credit	Total
	NT$000	NT$000	NT$000	NT$000
Financial assets at amortized cost Bank deposits (Note)	268,271	—	—	268,271

Note: Time deposits with contract period over three months and restricted bank deposits.

Information related to credit risk for the year ended December 31, 2017 is provided in Note 41.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

35.	Financial risk management and fair values of financial instruments (continued)

b)	Financial risk management (continued)

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group monitors and maintains adequate cash and banking facilities to finance the Group’s operations. See Notes 24 and 29 about the unused credit lines of the Group.

The maturity profile of the Group’s non-derivative financial liabilities as of December 31, 2017 and 2018 based on the contracted undiscounted payments is as follows:

	December 31, 2017
	Within 1 year	1 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000
Short-term bank loans	971,813	—	—	971,813
Long-term bank loans (including current portion)	2,321,459	7,740,267	—	10,061,726
Accounts payable and payables to contractors and equipment suppliers (including related parties)	1,401,499	—	—	1,401,499
Other payables (including related parties)	1,980,218	—	—	1,980,218
Lease obligations payable	12,266	18,266	—	30,532
Guarantee deposits	—	—	1,371	1,371

	6,687,255	7,758,533	1,371	14,447,159

	December 31, 2018
	Within 1 year	1 to 5 years	Over 5 years	Total	Total
	NT$000	NT$000	NT$000	NT$000	US$000
Long-term bank loans (including current portion)	927,243	9,549,327	—	10,476,570	342,260
Accounts payable and payables to contractors and equipment suppliers (including related parties)	2,154,353	—	—	2,154,353	70,380
Other payables (including related parties)	1,678,700	—	—	1,678,700	54,842
Lease obligations payable	18,000	—	—	18,000	588
Guarantee deposits	—	—	1,092	1,092	35

	4,778,296	9,549,327	1,092	14,328,715	468,105

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

35.	Financial risk management and fair values of financial instruments (continued)

c)	Fair value information

(a)	The different levels of inputs used in valuation techniques to measure fair value of financial and non-financial instruments are provided in Note 2 bb).

(b)

The carrying amounts of cash and cash equivalents, financial assets at amortized cost, contract assets, notes receivable, accounts receivable, other receivables, refundable deposits, bank loans, contract liabilities, accounts payable, payables to contractors and equipment suppliers, other payables, lease obligations payable and guarantee deposits are approximate to their fair values.

(c)	The related information of financial and non-financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities are as follows:

(i)	The related information of natures of the assets and liabilities is as follows:

	December 31, 2018
	Level 1	Level 2	Level 3	Total	Total
	NT$000	NT$000	NT$000	NT$000	US$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Foreign partnership interests	—	—	11,471	11,471	375
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	174,357	174,357	5,696

	—	—	185,828	185,828	6,071

There were no financial and non-financial instruments measured at fair value as of December 31, 2017.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

35.	Financial risk management and fair values of financial instruments (continued)

c)	Fair value information (continued)

(ii)	The methods and assumptions the Group used to measure fair value are as follows:

The fair value of the Group’s financial instruments is measured by using valuation techniques or by reference to counterparty quotes. The fair value of financial instruments measured by using valuation techniques can be referred to current fair value of instruments with similar terms and characteristics in substance, discounted cash flow method or other valuation methods, including calculated by applying model using market information available at the consolidated statement of financial position date.

The Group’s financial assets at fair value through profit or loss is measured by using the discounted cash flow method, which derives present value estimates by discounting expected future operating effectiveness and free cash flows projections.

The Group’s financial assets at fair value through other comprehensive income is measured by the comparable company valuation (EV/EBITDA ratio and P/B ratio).

The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

(d)	The following table shows the movements of Level 3 for the year ended December 31, 2018:

	December 31, 2018
	Debt instruments		Equity instruments
	NT$000	US$000	NT$000	US$000
January 1	—	—	—	—
Effects on initial application of IFRS 9	11,433	374	89,335	2,918
Gains or losses recognized in profit or loss
Recorded as non-operating income (expenses)	38	1	—	—
Gains or losses recognized in other comprehensive income
Recorded as unrealized gains on valuation of financial assets at fair value through other comprehensive income	—	—	85,022	2,778

December 31	11,471	375	174,357	5,696

There were no Level 3 movements for the year ended December 31, 2017.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

35.	Financial risk management and fair values of financial instruments (continued)

c)	Fair values information (continued)

(e)

The Group performs the fair value measurements being categorized within Level 3 with assistance from specialist. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, performing back-testing, updating inputs used in the valuation model and making any other necessary adjustments to the fair value.

(f)	The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2018 (NT$000)	Valuation technique	Significant unobservable input	Range (weighted average method)	Relationship of inputs to fair value
Non-derivative debt instrument:
Foreign partnership interests	11,471	Discounted cash flow	Discount rate	0.35%	The lower the discount rate, the higher the fair value
Non-derivative equity instrument:
Foreign unlisted stocks	174,357	Comparable companies	Price to book ratio multiple	1.19	The higher the multiple, the higher the fair value
			Enterprise value to EBITDA multiple	7.69	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

(g)

The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2018
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets
Foreign partnership interests	Discount rate	Note	—	—	—	—
Foreign unlisted stocks	Price to book ratio multiple	± 1%	—	—	69	68
	Enterprise to EBITDA multiple	± 1%	—	—	1,563	1,512
	Discount for lack of marketability	± 1%	—	—	2,093	2,050

			—	—	3,725	3,630

Note: Based on the Group’s assessment, change in input would not have significant impact on profit or loss or other comprehensive income.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

36.	Share-based payments

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

During 2017 and 2018, the Group recognized NT$123,021 thousand and NT$41,043 thousand (US$1,341 thousand), respectively, compensation expenses in respect of the transactions of share-based payments.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

37.	Capital management

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

The Group’s overall strategy remains unchanged from 2017.

The Group monitors capital using the liabilities to assets ratio, the percentages of which as of December 31, 2017 and 2018 were as follows:

	December 31, 2017	December 31, 2018	December 31, 2018
	NT$000	NT$000	US$000
Total liabilities	15,138,993	15,112,545	493,713

Total assets	33,259,942	33,133,718	1,082,448

Liabilities to assets ratio	45.52%	45.61%	45.61%

38.	Significant events after the reporting periods

To further strengthen financial structure, increase balance of working capital and decrease debt ratio, the Company’s Board of Directors adopted a resolution on April 2, 2019 to dispose of 9,100,000 common shares, or 9.1% of equity investment in the associate, JMC. The disposal of shares was completed on April 8, 2019, and the Company recognized gain on disposal of investment in associates amounted to NT$973,609 thousand (US$31,807 thousand). JMC is still recognized as “Investment in associates” given that the Company retains significant influence by holding two seats in JMC’s Board of Directors.

39.	Approval of the financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 25, 2019.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

40.	Financial Statements Schedule: Valuation and Qualifying Accounts

	January 1	Additions charged to expense	Deduction / Write-offs	Exchange difference on translations of foreign financial statement	Non-current assets held for sale	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Year of 2016 :

Allowance for impairment of property, plant and equipment	1,994,715	8,198	(45,319)	(118,046)	(1,480,278)	359,270

Allowance for impairment of obsolescence and decline in market value of inventories	95,036	66,894	—	(557)	(6,532)	154,841

Allowance for impairment of accounts receivable	—	87	—	—	—	87

Year of 2017 :

Allowance for impairment of property, plant and equipment	359,270	956	(39,771)	—	—	320,455

Allowance for impairment of obsolescence and decline in market value of inventories	154,841	—	(101,127)	—	—	53,714

Allowance for impairment of accounts receivable	87	—	(87)	—	—	—

Year of 2018 :

Allowance for impairment of property, plant and equipment	320,455	—	(2,862)	—	—	317,593

Allowance for impairment of obsolescence and decline in market value of inventories	53,714	—	(17,557)	—	—	36,157

Loss allowance for accounts receivable*	1,819	322	—	—	—	2,141

*

The Group initially applied IFRS 9 on January 1, 2018, and recorded loss allowance amounted to NT$1,819 thousand based on expected credit loss. Please refer to Note 41 for the details of significant effects as of January 1, 2018 on applying the aforementioned new standard.

41.	Effects on initial application of IFRS 9 and information for the years ended December 31, 2016 and 2017 in conformity with IAS 39

a)	Summaries of adopting significant accounting policies for the years ended December 31, 2016 and 2017:

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

41.	Effects on initial application of IFRS 9 and information for the years ended December 31, 2016 and 2017 in conformity with IAS 39 (continued)

a)	Summaries of adopting significant accounting policies for the years ended December 31, 2016 and 2017 (continued):

Investments and other financial assets (continued)

Initial recognition and measurement (continued)

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

41.	Effects on initial application of IFRS 9 and information for the years ended December 31, 2016 and 2017 in conformity with IAS 39 (continued)

a)	Summaries of adopting significant accounting policies for the years ended December 31, 2016 and 2017 (continued):

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

41.	Effects on initial application of IFRS 9 and information for the years ended December 31, 2016 and 2017 in conformity with IAS 39 (continued)

a)	Summaries of adopting significant accounting policies for the years ended December 31, 2016 and 2017 (continued):

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

41.	Effects on initial application of IFRS 9 and information for the years ended December 31, 2016 and 2017 in conformity with IAS 39 (continued)

b)

The Group initially applied IFRS 9 on January 1, 2018, and recorded loss allowance based on expected credit loss. The impact was contract assets decreased by NT$115 thousand (US$4 thousand), accounts receivable decreased by NT$1,819 thousand (US$59 thousand), other receivables decreased by NT$5 thousand (US$163), other receivables – related parties decreased by NT$2 thousand (US$65), retained earnings decreased by NT$1,940 thousand (US$63 thousand) and deferred tax assets increased by NT$1 thousand (US$33).

c)	The carrying amount of financial assets transferred from December 31, 2017 under IAS 39 to January 1, 2018 under IFRS 9 is reconciled as follows:

								Effects
	Note	Measured at cost	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Other financial assets	Measured at amortized cost	Total	Retained earnings	Other equity interest
		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
IAS 39		20,890	—	—	70,241	—	91,131	—	—
Transferred into and measured at fair value through profit or loss	(c)	(10,940)	10,940	—	—	—	—	—	—
Transferred into and measured at fair value through other comprehensive income	(b)	(9,950)	—	9,950	—	—	—	—	—
Transfer into and measured at amortized cost	(a)	—	—	—	(70,241)	70,241	—	—	—
Fair value adjustment	(b)(c)	—	493	50,801	—	—	51,294	493	79,385
Impairment loss adjustment	(b)	—	—	28,584	—	—	28,584	28,584	(28,584)
Income tax adjustment	(b)	—	—	—	—	—	—	—	(8,636)

IFRS 9		—	11,433	89,335	—	70,241	171,009	29,077	42,165

(a)

The Group’s restricted bank deposits that failed to meet the definition of cash and cash equivalents amounted to NT$70,241 thousand (US$2,295 thousand) were classified as “Other financial assets” under IAS 39. Since the assets’ cash flows represent solely payments of principal and interest, the restricted bank deposits were reclassified as “Financial assets at amortized cost” amounted to NT$70,241 thousand (US$2,295 thousand) on initial application of IFRS 9.

(b)

Given the Group’s available-for-sale financial assets amounted to NT$9,950 thousand (US$325 thousand) under IAS 39 were not held for the purpose of trading, it was elected to classify as “Financial assets at fair value through other comprehensive income” and increased by NT$89,335 thousand (US$2,918 thousand) on initial application of IFRS 9. Accompanying retained earnings, other equity interest and deferred tax liabilities were increased by NT$28,584 thousand (US$934 thousand), NT$42,165 thousand (US$1,377 thousand) and NT$8,636 thousand (US$282 thousand), respectively.

(c)

The Group’s available-for-sale financial assets amounted to NT$10,940 thousand (US$357 thousand) under IAS 39 were classified as “Financial assets at fair value through profit or loss” and increased by NT$11,433 thousand (US$374 thousand) in compliance with IFRS 9. Accompanying retained earnings were increased by NT$493 thousand (US$16 thousand).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

41.	Effects on initial application of IFRS 9 and information for the years ended December 31, 2016 and 2017 in conformity with IAS 39 (continued)

d)	The significant account as of December 31, 2017 is as follows:

Available-for-sale financial assets

December 31, 2017
NT$000
Unlisted equity investments, at cost	49,474
Less: Allowance for impairment losses	(28,584)

20,890

Due to the operation loss and accumulated deficit of VIGOUR TECHNOLOGY Corporation (“VIGOUR”), the Company has recognized full impairment loss of its investments on VIGOUR amounted to NT$41,336 thousand in prior years. Based on the Company’s assessment, considering VIGOUR is currently in liquidation process and no residual assets are expected to be available for distributions, the carrying amount of investments and accumulated impairment losses were reclassified to “Other receivables” in the fourth quarter of 2017.

As of December 31, 2017, no available-for-sale financial assets were pledged.

e)	Credit risk information as of December 31, 2017 is as follows:

(a)

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Group is exposed to credit risk from its operating activities (primarily accounts and other receivables) and from its financing activities (primarily deposits with banks and financial instruments).

(b)

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

(c)

Credit risk from balances with banks and financial institutions is managed by the Group’s finance unit in accordance with the Group’s policy. Bank balances are held with financial institutions of good standing. The Group’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

(d)	The aging of accounts receivable which are past due but not impaired is as follows:

December 31, 2017
NT$000
≤ 1 month	10,482
1-2 months	477
2-3 months	426
3-4 months	1,431
> 4 months	3,056

15,872

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

41.	Effects on initial application of IFRS 9 and information for the years ended December 31, 2016 and 2017 in conformity with IAS 39 (continued)

(e)	The movements in allowance for impairment of accounts and other receivables during the year is as follows:

	Accounts receivable	Other receivables
	NT$000	NT$000
January 1, 2017	87	—
Reversal of allowance for impairment losses	(87)	—

December 31, 2017	—	—

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

(f)	As of December 31, 2017, no accounts and notes and other receivables were pledged.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

42.	Effects on initial application of IFRS 15 and information for the years ended December 31, 2016 and 2017 in conformity with IAS 18

a)	The significant accounting policies applied on revenue recognition for the years ended December 31, 2016 and 2017 are set out below:

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

b)	The revenue recognized by using above accounting policies for the year ended December 31, 2017 are provided in Note 4.

c)

The impact and description on consolidated statement of financial position and statement of comprehensive income if the Group continues adopting above accounting policies as of and for the year ended December 31, 2018 are as follows:

		December 31, 2018
Consolidated statement of financial position items	Description	Balance under IFRS 15	Balance under previous accounting policies	Impact on accounting policy change
		NT$000	NT$000	NT$000
Contract assets	(d)(f)(g)	299,835	—	299,835
Inventories	(e)	1,778,835	2,016,106	(237,271)
Deferred tax assets	(h)	226,716	226,635	81
Contract liabilities	(i)	1,432	—	1,432
Receipts in advance	(i)	1,013	2,445	(1,432)
Current provisions	(j)	29,352	61,979	(32,627)
Current refund liabilities	(j)	32,627	—	32,627
Retained earnings		3,602,663	3,540,018	62,645

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

42.	Effects on initial application of IFRS 15 and information for the years ended December 31, 2016 and 2017 in conformity with IAS 18 (continued)

		2018
Consolidated statement of comprehensive income items	Description	Balance under IFRS 15		Balance under previous accounting policies		Impact on accounting policy change
		NT$000		NT$000		NT$000
Revenue	(a)(d)		18,480,027		18,434,763		45,264
Cost of revenue	(a)(e)		(15,050,032)		(15,021,266)		(28,766)
Operating expenses	(f)		(1,477,788)		(1,477,653)		(135)
Other non-operating income (expenses), net	(g)		173,070		173,476		(406)
Income tax expense	(c)(h)		(456,618)		(465,392)		8,774
Profit for the year			1,325,824		1,301,093		24,731

Earnings per share (in dollars)
Basic		NT$	1.65	NT$	1.62	NT$	0.03
Diluted		NT$	1.63	NT$	1.60	NT$	0.03

Explanation on the adjustments:

Impact on January 1, 2018

(a)	Revenue recognition of customized products

The Group provides high-integration and high-precision integrated circuits and related assembly and testing services based on the specifications as required by the customers. The revenue is recognized when the significant risks and rewards are transferred to customers under previous accounting policies, and the timing of recognition usually occurred upon service completion. Under IFRS 15, considering that the Group provides assembly and testing service to create or enhance a highly customized product and the customer controls the asset as it is created or enhanced, the revenue will be recognized based on the progress towards completion. As a result, retained earnings increased by NT$46,607 thousand (US$1,523 thousand), inventories decreased by NT$208,505 thousand (US$6,812 thousand) and contract assets increased by NT$255,112 thousand (US$8,334 thousand).

(b)	Presentation of refund liabilities

By adopting IFRS 15, the Group’s provision for sales allowance amounted to NT$70,156 thousand (US$2,292 thousand) is presented as current refund liabilities from January 1, 2018, which was previously presented as current provisions.

(c)	Recognition of deferred tax

When initially adopting IFRS 15, the Group recognized adjustments in the statement of financial position which resulted to temporary differences. Accordingly, as of January 1, 2018, deferred tax assets decreased by NT$626 thousand (US$20 thousand), deferred tax liabilities increased by NT$8,067 thousand (US$264 thousand) and retained earnings decreased by NT$8,693 thousand (US$284 thousand).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2016, 2017 and 2018

42.	Effects on initial application of IFRS 15 and information for the years ended December 31, 2016 and 2017 in conformity with IAS 18 (continued)

Explanation on the adjustments (continued):

Impact on December 31, 2018

(d)	Contract assets and revenue recognition

Under IFRS 15, the Group provides assembly and testing service to create or enhance a highly customized product and the customer controls the asset as it is created or enhanced, the revenue will be recognized based on the progress towards completion. As a result, contract assets and revenue increased by NT$300,376 thousand (US$9,813 thousand) as of December 31, 2018.

(e)	Transfer inventory to cost of revenue

Under IFRS 15, when revenue is recognized based on the progress towards completion, work in process and finished goods in ending inventories should be transferred to cost of revenue at the end of the reporting period. As a result, inventories decreased and cost of revenue increased by NT$237,271 thousand (US$7,751 thousand) as of December 31, 2018.

(f)	Expected credit loss recognition

Under IFRS 15, when contract assets and revenue are recognized based on the progress towards completion, loss allowance is recognized based on the expected credit loss model. As a result, expected credit loss increased and contract assets decreased by NT$135 thousand (US$4 thousand) for the year ended December 31, 2018.

(g)	Foreign exchange

Under IFRS 15, when contract assets and revenue are recognized based on the progress towards completion, foreign exchange loss is also recognized using the exchange rates prevailing at the statement of financial position date. As a result, foreign exchange loss increased and contract assets decreased by NT$406 thousand (US$13 thousand) for the year ended December 31, 2018.

(h)	Recognition of deferred tax

In summary, foreign exchange loss recognized would result to a temporary difference. Accordingly, deferred tax assets increased and income tax expense decreased by NT$81 thousand (US$3 thousand) for the year ended December 31, 2018.

(i)	Presentation of contract liabilities

By adopting IFRS 15, advance payments amounted to NT$1,432 thousand (US$47 thousand) in certain assembly and testing service contracts were presented as contract liabilities as of December 31, 2018, which were previously presented as receipts in advance.

(j)	Presentation of refund liabilities

By adopting IFRS 15, the Group’s provision for sales allowance amounted to NT$32,627 thousand (US$1,066 thousand) was presented as current refund liabilities as of December 31, 2018, which was previously presented as current provisions.