Form 20-F
period 2019-12-31
CHIPMOS TECHNOLOGIES INC
filed 2020-04-23
CIK 1123134

As filed with the Securities and Exchange Commission on April 23, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number 001–37928

南茂科技股份有限公司

(Exact Name of Registrant as Specified in Its Charter)

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name into English)

Republic of China

(Jurisdiction of Incorporation or Organization)

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan Republic of China

(Address of Principal Executive Offices)

Silvia Su

Vice President, Finance and Accounting Management Center

ChipMOS TECHNOLOGIES INC.

No. 1, R&D Road 1, Hsinchu Science Park

Hsinchu, Taiwan Republic of China

Telephone: (886) 3 577 0055

Facsimile: (886) 3 566 8981

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Shares, par value NT$10 per share*	IMOS*	The NASDAQ Global Select Market*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2019, 727,240,126 Common Shares, par value NT$10 each, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. :

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐    Item 18  ☐

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

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report on Form 20-F. Important factors that could cause those differences include, but are not limited to:

•	the volatility of the semiconductor industry and the market for end-user applications for semiconductor products;

•	overcapacity in the semiconductor assembly and testing markets;

•	the increased competition from other companies and our ability to retain and increase our market share;

•	our ability to successfully develop new technologies and remain a technological leader;

•	our ability to maintain control over capacity expansion and facility modifications;

•	our ability to generate growth or profitable growth;

•	our ability to hire and retain qualified personnel;

•	our ability to acquire required equipment and supplies to meet customer demand;

•	our ability to raise debt or equity financing as required to meet certain existing obligations;

•	our reliance on the business and financial condition of certain major customers;

•	the success of any of our future acquisitions, investments or joint ventures;

•	the outbreak of contagious disease and occurrence of earthquakes, typhoons and other natural disasters, as well as industrial accidents;

•	the political stability of the regions in which we conduct operations;

•	general local and global economic and financial conditions;

•	the potential impact of the Coronavirus Disease 2019 (“COVID-19”) pandemic on our operations or the operations of our supply chain or our customers; and

•	other factors set forth under the heading “Item 3. Key Information—Risk Factors” of this Annual Report on Form 20-F.

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

Selected Financial and Operating Data

The following tables set forth our selected consolidated financial data. As a result of the unprecedented transaction of the merger with ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) accounted as capital reorganization and the joint-venture agreement which reclassified Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) (formerly known as ChipMOS TECHNOLOGIES (Shanghai) LTD.) as discontinued operations (see “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions”), the following financial data as of and for the years ended December 31, 2015 was restated retrospectively. The selected financial information set out below has been extracted from our consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) issued by the International Accounting Standards Board (IASB) (collectively, “IFRSs”). Our consolidated financial statements for the years ended December 31, 2017, 2018 and 2019, are included in “Item 18. Financial Statements” in this Form 20-F.

We implemented the new standard IFRS 16 “Leases” effective as of January 1, 2019, and applied the simplified retrospective method, with right-of-use assets measured at an amount equal to the lease liabilities, adjusted by the amount of the lease obligations payable relating to those leases recognized in the statements of financial position immediately before the date of initial application and will not restate prior years. All financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

	Year ended December 31,
	2015	2016	2017	2018	2019	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenue	$18,837.1	$18,387.6	$17,940.9	$18,480.0	$20,337.9	$680.0
Cost of revenue	(14,685.5)	(14,745.5)	(14,703.7)	(15,050.0)	(16,411.8)	(548.7)

Gross profit	4,151.6	3,642.1	3,237.2	3,430.0	3,926.1	131.3
Research and development expenses	(747.8)	(838.9)	(985.9)	(939.3)	(1,007.6)	(33.7)
Sales and marketing expenses	(90.3)	(72.9)	(64.4)	(53.4)	(56.1)	(1.9)
General and administrative expenses	(770.1)	(822.1)	(639.8)	(485.1)	(498.2)	(16.6)
Other operating income (expenses), net	105.1	90.3	692.8	147.5	92.9	3.1

Operating profit	2,648.5	1,998.5	2,239.9	2,099.7	2,457.1	82.2
Finance costs	(142.5)	(179.1)	(217.3)	(190.3)	(180.2)	(6.0)
Share of profit (loss) of associates	31.3	28.9	(179.5)	(300.1)	(154.9)	(5.2)
Gain on disposal of investment in associates	—	—	16.9	—	973.6	32.6
Other non-operating income (expenses), net	308.8	(147.9)	(327.6)	173.1	(73.3)	(2.5)

Profit before income tax	2,846.1	1,700.4	1,532.4	1,782.4	3,022.3	101.1
Income tax expense	(935.9)	(177.1)	(550.5)	(456.6)	(513.7)	(17.2)

Profit from continuing operations	1,910.2	1,523.3	981.9	1,325.8	2,508.6	83.9
Profit (loss) from discontinued operations	(34.2)	(122.1)	1,815.0	—	—	—

Profit for the year	$1,876.0	$1,401.2	$2,796.9	$1,325.8	$2,508.6	$83.9

Total comprehensive income for the year, net of income tax	$1,828.8	$1,164.8	$2,607.0	$1,293.0	$2,381.3	$79.6

Profit (loss) attributable to:
Equity holders of the Company—continuing operations	$2,164.5	$1,829.3	$981.9	$1,325.8	$2,508.6	$83.9
Equity holders of the Company—discontinued operations	(34.2)	(122.1)	1,815.0	—	—	—
Predecessors’ interests	(291.4)	(306.0)	—	—	—	—
Non-controlling interests	37.1	—	—	—	—	—

	$1,876.0	$1,401.2	$2,796.9	$1,325.8	$2,508.6	$83.9

Total comprehensive income (loss) attributable to:
Equity holders of the Company—continuing operations	$2,167.2	$1,788.9	$1,079.7	$1,293.0	$2,381.3	$79.6
Equity holders of the Company—discontinued operations	(62.1)	(318.1)	1,527.3	—	—	—
Predecessors’ interests	(291.4)	(306.0)	—	—	—	—
Non-controlling interests	15.1	—	—	—	—	—

	$1,828.8	$1,164.8	$2,607.0	$1,293.0	$2,381.3	$79.6

Basic earnings per share:
Equity holders of the Company—continuing operations	$2.47	$2.13	$1.16	$1.65	$3.45	$0.12
Equity holders of the Company—discontinued operations	(0.04)	(0.14)	2.14	—	—	—

Equity holders of the Company	2.43	1.99	3.30	1.65	3.45	0.12
Predecessors’ interests	(0.33)	(0.35)	—	—	—	—

	$2.10	$1.64	$3.30	$1.65	$3.45	$0.12

Diluted earnings per share:
Equity holders of the Company—continuing operations	$2.44	$2.11	$1.13	$1.63	$3.40	$0.11
Equity holders of the Company—discontinued operations	(0.04)	(0.14)	2.10	—	—	—

Equity holders of the Company	2.40	1.97	3.23	1.63	3.40	0.11
Predecessors’ interests	(0.33)	(0.35)	—	—	—	—

	$2.07	$1.62	$3.23	$1.63	$3.40	$0.11

Basic earnings per equivalent ADS:
Equity holders of the Company—continuing operations	$49.34	$42.56	$23.20	$33.03	$69.00	$2.31
Equity holders of the Company—discontinued operations	(0.78)	(2.84)	42.87	—	—	—

Equity holders of the Company	48.56	39.72	66.07	33.03	69.00	2.31
Predecessors’ interests	(6.64)	(7.12)	—	—	—	—

	$41.92	$32.60	$66.07	$33.03	$69.00	$2.31

	Year ended December 31,
	2015	2016	2017	2018	2019	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data and per ADS data)
Diluted earnings per equivalent ADS:
Equity holders of the Company—continuing operations	$48.73	$42.21	$22.68	$32.59	$68.06	$2.28
Equity holders of the Company—discontinued operations	(0.77)	(2.82)	41.93	—	—	—

Equity holders of the Company	47.96	39.39	64.61	32.59	68.06	2.28
Predecessors’ interests	(6.56)	(7.06)	—	—	—	—

	$41.40	$32.33	$64.61	$32.59	$68.06	$2.28

Weighted-average number of shares outstanding:
Basic	877.4	859.6	846.7	802.7	727.1	727.1
Diluted	888.3	866.8	865.8	813.7	737.1	737.1

	As of December 31,
	2015	2016	2017	2018	2019	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statements of Financial Position Data:
Non-current assets:
Available-for-sale financial assets	$10.0	$10.0	$20.9	$—	$—	$—
Non-current financial assets at fair value through profit or loss	—	—	—	11.5	11.0	0.4
Non-current financial assets at fair value through the other comprehensive income	—	—	—	174.4	121.8	4.1
Investment in associates	346.3	369.3	3,433.3	3,863.7	3,392.9	113.4
Non-current financial assets at amortized cost	—	—	—	99.1	68.5	2.3
Property, plant and equipment	14,211.6	13,497.2	15,265.3	16,819.6	17,979.4	601.1
Right-of-use assets	—	—	—	—	687.1	23.0
Other non-current assets	341.6	523.5	339.4	277.3	282.8	9.4

	14,909.5	14,400.0	19,058.9	21,245.6	22,543.5	753.7

Current assets:
Inventories	1,667.7	1,878.0	1,929.2	1,778.8	1,767.6	59.1
Current financial assets at amortized cost	—	—	—	169.2	169.0	5.7
Current contract assets	—	—	—	299.8	377.9	12.6
Accounts and notes receivable	3,890.5	4,140.2	4,015.8	4,747.4	4,454.7	148.9
Other current assets	422.8	201.3	220.3	250.4	289.1	9.7
Cash and cash equivalents	12,127.4	7,571.4	8,035.7	4,642.5	4,704.1	157.3

	18,108.4	13,790.9	14,201.0	11,888.1	11,762.4	393.3
Non-current assets held for sale	—	3,105.1	—	—	—	—

	18,108.4	16,896.0	14,201.0	11,888.1	11,762.4	393.3

Total assets	$33,017.9	$31,296.0	$33,259.9	$33,133.7	$34,305.9	$1,147.0

Equity and liabilities:
Equity attributable to equity holders of the Company	$18,906.9	$16,247.7	$18,120.9	$18,021.2	$19,530.6	$653.0
Non-controlling interests	—	—	—	—	—	—
Predecessors’ interests	2,127.5	—	—	—	—	—

Total equity	21,034.4	16,247.7	18,120.9	18,021.2	19,530.6	653.0

Non-current liabilities:
Long-term bank loans	4,985.8	9,687.7	7,498.9	9,042.1	8,293.2	277.3
Non-current lease liabilities	—	—	—	—	668.4	22.3
Long-term lease obligations payable	—	29.3	18.1	—	—	—
Other non-current liabilities	610.8	641.0	679.0	830.6	794.8	26.6

	5,596.6	10,358.0	8,196.0	9,872.7	9,756.4	326.2

Current liabilities:
Current contract liabilities	—	—	—	1.5	1.2	0.1
Accounts payable	708.5	825.1	688.2	637.6	819.5	27.4
Payable to contractors and equipment suppliers	524.0	550.3	713.3	1,516.7	972.8	32.5
Other payables	1,868.7	1,412.1	1,980.2	1,678.7	2,004.3	67.0
Current lease liabilities	—	—	—	—	24.6	0.8
Other current liabilities	588.1	241.6	436.9	640.1	448.1	15.0
Long-term lease obligations payable, current portion	—	11.3	11.8	17.8	—	—
Long-term bank loans, current portion	1,548.7	1,062.3	2,143.2	747.4	748.4	25.0
Short-term bank loans	1,148.9	—	969.4	—	—	—

	6,386.9	4,102.7	6,943.0	5,239.8	5,018.9	167.8
Liabilities directly related to non-current assets held for sale	—	587.6	—	—	—	—

	6,386.9	4,690.3	6,943.0	5,239.8	5,018.9	167.8

Total liabilities	11,983.5	15,048.3	15,139.0	15,112.5	14,775.3	494.0

Total equity and liabilities	$33,017.9	$31,296.0	$33,259.9	$33,133.7	$34,305.9	$1,147.0

	Year ended December 31,
	2015	2016	2017	2018	2019	2019
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
Capital expenditures	$3,644.6	$4,691.0	$4,849.3	$4,945.6	$4,896.7	$163.7
Depreciation and amortization	3,021.9	3,231.3	2,899.3	3,376.6	3,731.9	124.8
Net cash provided by (used in):
Operating activities	5,395.8	3,688.0	4,157.3	4,129.2	5,982.4	200.0
Investing activities	(4,504.2)	(4,556.7)	(3,493.4)	(5,129.3)	(4,237.8)	(141.6)
Financing activities	(4,028.9)	(3,223.9)	(550.8)	(2,400.4)	(1,677.3)	(56.1)
Effect of exchange rate changes	(0.5)	(73.5)	(38.6)	7.3	(5.7)	(0.2)
Net increase (decrease) in cash and cash equivalents	$(3,137.8)	$(4,166.1)	$74.5	$(3,393.2)	$61.6	$2.1

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2019, which was NT$29.91 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

Global credit and financial markets disruptions could materially and adversely affect our business and results of operations.

Disruptions in global credit, financial markets, trade tensions and COVID-19 may occur that causes diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Particularly, the economics uncertainty caused by trade tensions and COVID-19 will impact the end product market demand. It directly affects the inventory elimination of our customers. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the occurrence, frequency, duration or extent of disruptions in global credit and financial markets. And when the trade tensions could be settled down. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties by COVID-19 occur or continue, or if credit and financial markets and confidence in economic conditions deteriorate, our business and results of operations could be materially and adversely affected.

COVID-19 pandemic had contributed to market speculation and fears. On March 9, 2020, the fall of S&P500 triggered a market-wide circuit breaker that caused the trading curb for 15 minutes. Since then, on March 12, 16 and 18, 2020, the market-side circuit breaker was triggered again as S&P500 continued to fall. As our ADSs are listed on NASDAQ, the speculation and fears over COVID-19 pandemic inevitably caused a fall of the price of our ADSs, and there is no assurance on when the price of our ADSs would recover as the pandemic persists.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our revenue and earnings may fluctuate significantly, which in turn could adversely affect our results of operations and could cause the market price of our common shares or of our ADSs to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent assembly and testing services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels and in service fee from our customers may result in volatility in our revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM, which in turn may result in reduced demand for our services, adversely affecting our results of operations. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not materially and adversely affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, could materially adversely affect our financial condition and results of operations. Our revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our assembly and testing services and negatively affect our revenue and earnings. The LCD driver market often aligns with broader economic trend, we cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our revenue and earnings.

A decline in average selling prices for our services could result in a decrease in our earnings.

Historically, prices for our assembly and testing services in relation to any given semiconductor tend to decline over the course of its product and technology life cycle. See also “— A decrease in market demand for LCD, OLED and other display panel driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability”. If we cannot reduce the cost of our assembly and testing services, or introduce higher-margin assembly and testing services for new package types, to offset the decrease in average selling prices for our services, our earnings could decrease.

A reversal or slowdown in the outsourcing trend for semiconductor assembly and testing services could reduce our profitability.

Integrated device manufacturers, or IDMs, continue to increasingly outsource stages of the semiconductor production process, including assembly and testing, to independent companies like us to shorten production cycles. In addition, the availability of advanced independent semiconductor manufacturing services has also enabled the growth of so-called “fabless” semiconductor companies that focus exclusively on design and marketing and outsource their manufacturing, assembly and testing requirements to independent companies. A substantial portion of our revenue is indirectly generated from providing semiconductor assembly and testing services to these IDMs and fabless companies. We cannot assure you that these companies will continue to outsource their assembly and testing requirements to independent companies like us. A reversal of, or a slowdown in, this outsourcing trend could result in reduced demand for our services, which in turn could reduce our profitability.

Risks Relating to Our Business

If we are unable to compete effectively in the highly competitive semiconductor assembly and testing markets, we may lose customers and our income may decline.

The semiconductor assembly and testing markets are very competitive. We face competition from a number of IDMs with in-house assembly and testing capabilities and other independent semiconductor assembly and testing companies. Our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to reduce prices quickly and sharply in the past to maintain capacity utilization in their facilities during periods of reduced demand. In addition, an increasing number of our competitors conduct their operations in lower cost centers in Asia such as Mainland China. Any renewed or continued erosion in the prices or demand for our assembly and testing services as a result of increased competition could adversely affect our profits.

We are highly dependent on the market for memory products. A downturn in market prices for these products could significantly reduce our revenue and profit.

A significant portion of our revenue is derived from testing and assembling memory semiconductors. Our revenue derived from the assembly and testing of memory semiconductors accounted for 46%, 43% and 37% of our revenue in 2017, 2018 and 2019, respectively. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM in the semiconductor industry. Oversupply of DRAM products and weak demand in the DRAM market may result in significant reductions in the price of DRAM products, which in turn may drive down the average prices for our assembly and testing services for DRAM products and further reduce our revenue and profit. We cannot assure you that there will not be further downturns in DRAM prices in the future.

A decrease in market demand for LCD, OLED and other display panel driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our assembly and testing services for LCD, OLED and other display panel driver semiconductors generated revenue of NT$4,790 million, NT$5,695 million and NT$6,922 million (US$231 million) in 2017, 2018 and 2019, respectively. Including Au bump, the revenue of LCD, OLED and other display panel driver semiconductors accounted for around 49% in 2019. We invested NT$2,615 million, NT$2,732 million and NT$3,078 million (US$103 million) in 2017, 2018 and 2019, respectively, on equipment for chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in assembly and testing services for LCD, OLED and other display panel driver semiconductors. Most of this equipment may not be used for technologies other than COF or COG. The market demand for LCD, OLED and other display panel driver semiconductors increased in 2018 particularly the wafer test of TDDI and 12” COF assembly services and wafer test for TDDI in 2019. Any significant decrease in demand for these products and our related services would significantly impair our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD, OLED and other display panel driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2019, we had approximately NT$9,042 million (US$302 million) outstanding long-term indebtedness. Our long-term indebtedness as of December 31, 2019, represented bank loans with an interest rate of 1.7895%. As of December 31, 2019, NT$7,266 million (US$243 million) of our indebtedness was secured by collateral comprised of our assets.

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

Our results of operations have varied significantly from period to period and may continue to vary in the future. Among the more important factors affecting our quarterly and annual results of operations are the following:

•	our ability to accurately predict customer demand, as we must commit significant capital expenditures in anticipation of future orders;

•	our ability to quickly adjust to unanticipated declines or shortfalls in demand and market prices for our assembly and testing services, due to our high percentage of fixed costs;

•	changes in prices for our assembly and testing services;

•	volume of orders relative to our assembly and testing capacity;

•	capital expenditures and production uncertainties relating to the roll-out of new assembly and testing services;

•	our ability to obtain adequate assembly and testing equipment on a timely basis;

•	changes in costs and availability of raw materials, equipment and labor;

•	changes in our product mix; and

•	earthquakes, global new virus epidemic and other natural disasters, as well as industrial accidents.

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

We rely on a small group of customers for a substantial portion of our business. In 2019, our top five customers collectively accounted for 62% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to rely on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and materially adversely affect our business and profitability.

Since semiconductor companies generally rely on service providers with whom they have established relationships to meet their assembly and testing needs for their applications and new customers usually require us to pass a lengthy and rigorous qualification process, if we lose any of our key customers, we may not be able to replace them in a timely manner. We cannot assure you that receivable collection difficulties experienced by us will not occur in the future. If any of our key customers reduces or cancels its orders or terminates existing contractual arrangements, and if we are unable to attract new customers and establish new contractual arrangements with existing or new customers, our revenue could be reduced and our business and results of operations may be materially adversely affected.

Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 48%, 49% and 51% of our total cost of revenue in 2017, 2018 and 2019, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 25%, 26% and 22% of our total cost of revenue in 2017, 2018 and 2019, respectively. For LCD, OLED and other display panel driver semiconductor assembly and testing services, our fixed costs represented 46%, 49% and 53% of our total cost of revenue in 2017, 2018 and 2019, respectively. For bumping services, our fixed costs represented 27%, 27% and 24% of our total cost of revenue in 2017, 2018 and 2019, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and testing equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, the long-term assembly and testing services agreements we entered with certain customers may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

The assembly and testing process is complex and our production yields and customer relationships may suffer as a result of defects or malfunctions in our testing and assembly equipment and the introduction of new packages.

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

In addition, future capacity expansions or market or other developments may require additional funding. Our ability to obtain external financing in the future depends on a number of factors, many of which are beyond our control. They include:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by semiconductor assembly and testing companies; and

•	economic, political and other conditions in Taiwan and elsewhere.

If we are unable to obtain funding in a timely manner or on acceptable terms, our growth prospects and potential future profitability will suffer.

Disputes over intellectual property rights could be costly, deprive us of technologies necessary for us to stay competitive, render us unable to provide some of our services and reduce our opportunities to generate revenue.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our proprietary technologies and to secure, on commercially acceptable terms, critical technologies that we do not own. We cannot assure you that we will be able to independently develop, or secure from any third party, the technologies required for our assembly and testing services. Our failure to successfully obtain these technologies may seriously harm our competitive position and render us unable to provide some of our services.

Our ability to compete successfully also depends on our ability to operate without infringing upon the proprietary rights of others. The semiconductor assembly and testing industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may incur legal liabilities if we infringe upon the intellectual property or other proprietary rights of others. We are not able to ascertain what patent applications have been filed in the United States or elsewhere, however, until they are granted. If any third party succeeds in its intellectual property infringement claims against us or our customers, we could be required to:

•	discontinue using the disputed process technologies, which would prevent us from offering some of our assembly and testing services;

•	pay substantial monetary damages;

•	develop non-infringing technologies, which may not be feasible; or

•	acquire licenses to the infringed technologies, which may not be available on commercially reasonable terms, if at all.

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

Our operations require us to obtain sufficient quantities of raw materials at acceptable prices in a timely and cost-effective manner. We source most of our raw materials, including critical materials like leadframes, organic substrates, epoxy, gold wire and molding compound for assembly, and tapes for COF, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any of our suppliers. From time to time, suppliers have extended lead times, increased the price or limited the supply of required materials to us because of market shortages. Consequently, we may, from time to time, experience difficulty in obtaining sufficient quantities of raw materials on a timely basis. In addition, from time to time, we may reject materials that do not meet our specifications, resulting in declines in output or yield. Although we typically maintain at least two suppliers for each key raw material, we cannot assure you that we will be able to obtain sufficient quantities of raw materials and other supplies of an acceptable quality in the future. It usually takes from three to six months to switch from one supplier to another, depending on the complexity of the raw material. If we are unable to obtain raw materials and other necessary inputs in a timely and cost-effective manner, we may need to delay our production and delivery schedules, which may result in the loss of business and growth opportunities and could reduce our profitability.

If we are unable to obtain additional assembly and testing equipment or facilities in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders and may become less competitive and less profitable.

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor assembly and testing equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers in a timely and cost-effective manner. We have no binding supply agreements with any of our suppliers and we acquire our assembly and testing equipment on a purchase order basis, which exposes us to changing market conditions and other significant risks. Semiconductor assembly and testing also requires us to operate sizeable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations as well as our growth prospects. Currently, we do not have any long-term service agreements that require our commitment to acquire additional assembly and testing equipment or facilities. We cannot assure you, however, that such commitment will not be made in the future. See “Item 4. Information on the Company—Customers”.

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

We are required to comply with the ROC and US securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), as required by Section 404 of the Sarbanes-Oxley Act of 2002. We carried out an evaluation, under the supervision and with the participation of management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer of the effectiveness of the design and operation of our internal controls over financial reporting as of December 31, 2019, and concluded those internal controls over financial reporting were effective as of that date. See “Item 15. Controls and Procedures” for more information. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares or ADSs.

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

Currently, most of our revenue is denominated in NT dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen and US dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of assembly and testing equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, and US dollars. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD, OLED and other display panel driver semiconductor assembly and testing services, and the competition for such employees in Taiwan is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2020, 21% of the workforces at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

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

The ROC laws and regulations previously prohibited any transfer of semiconductor assembly and testing technologies to any person or entity located in Mainland China, except for transfers involving certain low-end semiconductor assembly and testing technologies, such as conventional wire bond assembly technology, if certain requirements are met. The ROC Ministry of Economic Affairs (“MOEA”) has the ultimate administrative authority in interpreting such laws and regulations. In February 2010, these restrictions have been relaxed, so that ROC entities may transfer semiconductor assembly and testing technologies to any person or entity located in Mainland China after they have obtained approval from the Investment Commission of the ROC Ministry of Economic Affairs (“MOEAIC”). Under a technology transfer agreement, dated August 1, 2002, ChipMOS Bermuda, the parent company of the Company before its merger with and into the Company effective on October 31, 2016, licensed to Unimos Shanghai (formerly known as ChipMOS TECHNOLOGIES (Shanghai) LTD.) certain assembly and test-related technologies that were then controlled by ChipMOS Bermuda, which included technologies that were licensed to ChipMOS Bermuda by the Company. ChipMOS Bermuda continued to license such technologies to Unimos Shanghai pursuant to a technology transfer agreement dated October 3, 2011 with effective date of August 1, 2012. ChipMOS Bermuda also provided Unimos Shanghai with technical support and consulting services under this agreement. Following the merger of ChipMOS Bermuda and the Company which was effective on October 31, 2016 (the “Merger”), the Company is the surviving company to provide Unimos Shanghai with technical support and consulting services. On May 27, 2016, the Company and Unimos Shanghai executed another technology transfer and license agreement under which the Company licensed Unimos Shanghai certain technologies relating to LCD driver IC assembly and testing and wafer bumping. The Company and Unimos Shanghai further executed the first addendum and the second addendum to such technology transfer and license agreement on August 5, 2016 and January 19, 2017, respectively, to revise the term, and license fee and running royalty of such license arrangement. On April 1, 2020, the Company and Unimos Shanghai mutually agreed to terminate the technology transfer agreement.

Our ROC special counsel, Lee and Li, has advised that since our technology transfer arrangements as described above have been approved by the MOEAIC, they are in compliance with all applicable ROC laws and regulations. However, substantial uncertainties remain regarding the interpretation and application of those laws and regulations. Accordingly, we cannot assure you that ROC regulatory authorities will not take a view contrary to the opinion of our ROC special counsel. If we were determined to be in violation of applicable ROC laws and regulations governing technology cooperation with PRC persons and entities, we may be subject to a fine of between NT$50 thousand and NT$25 million and may be ordered by the MOEAIC to terminate or rectify such activity within a specified period of time.

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

Any future outbreak of health epidemics and outbreaks of contagious diseases may materially affect our operations and business.

Any future outbreak of contagious diseases, such as avian influenza virus subtypes H5N1, H9N2 and H7N9 and swine influenza virus subtypes H1N1 and H3N2, New Influenza A or more commonly known as the “bird flu” and “swine flu”, Severe Acute Respiratory Syndrome (“SARS”), or Middle East respiratory syndrome coronavirus (“MERS-CoV”), for which there is inadequate treatment or no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers.

The recent outbreak in world wide of the Coronavirus Disease 2019 (“COVID-19”), which has spread across five continents and countries. And the WHO declared COVID-19 outbreak has become “global pandemic”, which situation persists as of the date hereof. Many countries have taken extreme measures to contain the transmission, including total or partial lockdown of the infected areas, travel bans, closures of factories, among others. On January 30, 2020, the U.S. Department of State issued a Level 4 “do not travel” advisory for China. The U.S. government has also implemented enhanced screenings, quarantine requirements, and travel restrictions in connection with the COVID-19 outbreak. The disruption to global markets that has occurred due to the epidemic has increased uncertainty for semi-conductor demand. In addition, many suppliers in the semi-conductor industry have had work forces disrupted due to the quarantine requirements and restricted travel. The extent of the impact of COVID-19 on our operational and financial performance will depend on future developments, including, but not limited to, the duration and spread of the outbreak and related travel advisories and restrictions, all of which are highly uncertain and cannot be predicted. Preventing the effects from and responding to this market disruption if any other public health threat, related or otherwise, may further increase costs of our business and may have a material adverse effect on our business, financial condition, and results of operations.

It is unknown how global supply chains may be affected if such an epidemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

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

The COVID-19 pandemic could adversely affect our business in a material way.

In December 2019, COVID-19 began to impact the population in China. Currently COVID-19 has spread internationally and been declared a pandemic, affecting the populations around the world. The outbreak has resulted in significant governmental measures being implemented to control the spread of COVID-19, including, among others, restrictions on travel, manufacturing and the movement of employees in many regions of the world. Our principal executive offices and our assembly and testing facilities are located in Taiwan and we maintain sales and marketing offices in Taiwan, the United States and Mainland China. If the remote or work from home conditions in any of our offices continues for an extended period of time, we may experience delays in product development, a decreased ability to support our customers, and overall lack of productivity. Pandemics and epidemics such as the current COVID-19 outbreak or other widespread public health problems could negatively impact our business. If, for example, COVID-19 continues to progress in ways that significantly disrupt the manufacture, shipment and buying patterns of our products or the products of our customers, this may materially negatively impact our operating results for the second quarter of fiscal 2020 and subsequent periods, including revenue, gross margins, operating margins, cash flows and other operating results and our overall business. Our customers may also experience closures of their manufacturing facilities or inability to obtain other components, either of which could negatively impact demand for our solutions. COVID-19 has negatively impacted the overall economy and, as a result of the foregoing, will likely negatively impact our operating results for fiscal year 2020 and may do so in a material way.

We face substantial political risk associated with doing business in the ROC, particularly due to the strained relations between the ROC and the PRC, which could negatively affect our business and the market price of our common shares or ADSs.

Our principal executive offices and our assembly and testing facilities are located in the ROC. As a result, our business, financial condition and results of operations and the market price of our common shares or ADSs may be affected by changes in the ROC governmental policies and the political relationship between the ROC and the PRC, as well as social instability and diplomatic and social developments in or affecting the ROC which are beyond our control. The ROC has a unique international political status. The PRC government regards Taiwan as a province and does not recognize the legitimacy of the ROC as an independent country. Although significant economic and cultural relations have been positively strengthened in recent years between the ROC and the PRC, relations have often been strained. In March 2005, the PRC government enacted the “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “One China” principle.

In 2016 and 2020, Tsai Ing-Wen of the pro-independence Democratic Progressive Party (“DPP”) won Taiwan’s Presidential Elections and the DPP gained a majority in Taiwan’s Legislative Yuan (the unicameral legislature of the ROC) since 2016. President Tsai and the DPP had stressed on how they are keen to maintain the status quo with the PRC. However, the PRC has since ramped up pressures through various means on the Tsai administration for her refusal to accept the “One China” principle. It is uncertain how these different measures may affect our financial condition and results of operations, and there is no assurance that any future measures imposed by the PRC or ROC would not adversely affect our financial condition or results of operations.

Past developments related to the interaction between the ROC and the PRC have on occasion depressed the market prices of the securities of Taiwanese or Taiwan-related companies, including our own. We cannot assure you any contentious situations between the ROC and the PRC will resolve in maintaining the current status quo or remain peaceful. Relations between the ROC and the PRC and other factors affecting military, political or economic stability in Taiwan could have a material adverse effect on our financial condition and results of operations, as well as the market price and the liquidity of our common shares or ADSs.

The business and operations of our business associates and our own business operations are vulnerable to disruptions that may be caused by natural disasters and other events.

We currently provide most of our testing services through our facilities in the Hsinchu Science Park and the Hsinchu Industrial Park in Taiwan, and all of our assembly services through our facility in the Southern Taiwan Science Park. Significant damage or other impediments to these facilities as a result of natural disasters, industrial strikes or industrial accidents could significantly increase our operating costs.

The production facilities of many of our suppliers, customers and providers of complementary semiconductor manufacturing services, including foundries, are located in Taiwan. If our customers are adversely affected by natural disasters or other events occurring in or affecting these geographic areas, it could result in a decline in the demand for our assembly and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected by such events, our production schedule could be halted or delayed. As a result, a major earthquake, other natural disaster, industrial strike, industrial accident or other disruptive event occurring in or affecting Taiwan could severely disrupt our normal operation of business and have a material adverse effect on our financial condition and results of operations.

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

Any future outbreak of radiation-related disease as a result of nuclear power plant reactors damage caused by the Great East Japan Earthquake of 2011 may materially adversely affect our operations and business.

The Great East Japan Earthquake of 2011 raises tremendous concerns about the possible effects of radiation emission from the damaged nuclear power plants. Japanese official authorities are working with experts in assessing the risk and determining the best courses of actions to implement to escape harmful radiation. The potential health effects due to exposure to harmful radiation may be temporary or permanent harmful effects in nature.

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

Certain health effects due to exposure to harmful radiation does not have adequate treatment or known cure or vaccine, consequently, may potentially result in a quarantine of infected employees and related persons, and adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers. We cannot predict the probability of any future outbreak of radiation related diseases as a possible result of nuclear power plants damage caused by the Great East Japan Earthquake of 2011 or the extent of the material adverse impact that this could have on our business and results of operations.

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

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and market prices of technology companies have been and continue to be extremely volatile. Volatility in the price of our common shares or ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our results of operations. Shareholders of public companies such as the Company frequently institute securities class action litigations against companies following periods of volatility in the market price of public company securities including common shares and ADSs. Litigation of this kind against the Company could result in substantial costs and a diversion of our management’s attention and resources.

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

Sales of substantial amounts of common shares or ADSs in the public market, the perception that future sales may occur, or the pledge of a substantial portion of our common shares or ADSs could depress the prevailing market price of our common shares or ADSs. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for further information about our major shareholders.

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

On November 30, 2016, the Company and Unigroup Guowei executed the Equity Interest Transfer Agreement. Under the agreement, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai. The transaction was completed in March 2017 and Unimos Shanghai is no longer the subsidiary of the Company. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory Technologies co., Ltd. (“Yangtze Memory”), which holds 50% equity interests of Unimos Shanghai after completed transaction.

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

The rights of holders of our ADSs to participate in our rights offerings are limited, which could cause dilution to your holdings.

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

In addition, the depositary may also convert into NT dollars incoming payments for purchase of common shares for deposit in ADR facility against the creation of additional ADSs. However, the depositary may be required to obtain foreign exchange approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights for new common shares. We cannot assure you that any approval will be obtained in a timely manner, or at all.

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

Overview of the Company

We are one of the leading independent providers of semiconductor assembly and testing services. Specifically, we are one of the leading independent providers of testing and assembly services for LCD, OLED and other display panel driver semiconductors and advanced memory and logic/mixed-signal products in Taiwan. The depth of our engineering expertise and the breadth of our assembly and testing technologies enable us to provide our customers with advanced and comprehensive assembly and testing services. In addition, our geographic presence in Taiwan is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan. Our production facilities are located in Hsinchu and Tainan, Taiwan.

Our Structure and History

We are a company limited by shares, incorporated on July 28, 1997, under the ROC Company Act, under the name “ChipMOS TECHNOLOGIES INC.” (“ChipMOS Taiwan”), as a joint venture company between Mosel Vitelic Inc. (“Mosel”) and Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) and with the participation of other investors. Our operations consist of the assembly and testing of semiconductors as well as gold bumping and memory module manufacturing. Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, ROC and its phone number is (886) 3 577 0055 and our internet website address is “https://www.chipmos.com” . The Company listed and commenced trading on the main board of TWSE on April 11, 2014.

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

Note:

(1)

Under IFRS 10 “Consolidated Financial Statements”, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50% or we have the power to direct or cause the direction of the management and policies, notwithstanding the lack of majority ownership. In 2015, we consolidated the financial results of ChipMOS U.S.A., Inc. (“ChipMOS USA”), and ChipMOS BVI. We also consolidated Unimos Shanghai, ChipMOS BVI’s previously wholly-owned subsidiary prior to ChipMOS BVI’s sale of its 54.98% equity interests in Unimos Shanghai in March 2017. In March 2020, we consolidated the financial results of ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”), a wholly-owned subsidiary of ChipMOS BVI.

Agreements with Tsinghua Unigroup Ltd.

On November 30, 2016, the Equity Interest Transfer Agreements among ChipMOS BVI, a wholly-owned subsidiary of the Company, and some strategic investors which including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, were executed. Pursuant to the Equity Interest Transfer Agreements, ChipMOS BVI would sell 54.98% equity interests of its wholly-owned subsidiary, Unimos Shanghai, to the strategic investors, and Unigroup Guowei would hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, would own approximately 6.98% equity interest of Unimos Shanghai. The transaction was completed in March 2017. Unimos Shanghai is no longer the subsidiary of the Company following the completion of equity interests transfer. Also pursuant to the agreement, ChipMOS BVI and the strategic investors agreed to further invest RMB 1,074 million into Unimos Shanghai. The further investment was completed in two tranches, one in July 2017 at RMB 687 million and one in February 2018 at RMB 387 million. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after completed transaction.

Our Principal Consolidated Subsidiaries

Below is a description of our principal consolidated subsidiaries:

ChipMOS TECHNOLOGIES (BVI) LTD., or formerly known as MODERN MIND TECHNOLOGY LIMITED and Unimos Microelectronics (Shanghai) Co., Ltd. or formerly known as ChipMOS TECHNOLOGIES (Shanghai) LTD. ChipMOS BVI was incorporated in the British Virgin Islands in January 2002. Before the transfer of 54.98% equity interests of Unimos Shanghai which was completed in March 2017, ChipMOS BVI conducted its operations through Unimos Shanghai, a wholly-owned subsidiary incorporated in Mainland China. See “—Our Structure and History—Agreements with Tsinghua Unigroup Ltd.” for more details. Unimos Shanghai is engaged in wafer testing and semiconductor assembly and testing.

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

ChipMOS SEMICONDUCTORS (Shanghai) LTD. ChipMOS Shanghai was incorporated in Mainland China in March 2020, which is a wholly-owned subsidiary of ChipMOS BVI. It primarily engaged in providing research and development, and marketing of semiconductors, circuits, electronic related produces, for its parent company and affiliates, throughout Mainland China.

ChipMOS U.S.A., Inc. ChipMOS USA was incorporated in the United States of America in October 1999. It is primarily engaged in providing research and development, and marketing of semiconductors, circuits, electronic related produces, for its parent company and affiliates, throughout the United States of America. ChipMOS USA began generating revenue in 2001. As of December 31, 2019, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS USA.

Industry Background

We provide a broad range of back-end assembly and testing services. Testing services include engineering test, wafer probing and final test of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe- and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array packages (“fine-pitch BGA”). In addition, we provide gold bumping, reel to reel assembly and testing services for LCD, OLED and other display panel driver semiconductors by employing COF and COG technologies.

Semiconductors tested and assembled by us are used in personal computers, graphics applications such as game consoles communications equipment mobile products such as cellular handsets, tablets, consumer electronic products automotive/industry and display applications such as display panels. In 2019, 20.9% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 25.3% from assembly services for memory and logic/mixed-signal semiconductors, 34.1% from LCD, OLED and other display panel driver semiconductor assembly and testing services and 19.7% from bumping services for semiconductors, respectively.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the second half of 2018. Beginning in the fourth quarter of 2018, the semiconductor industry commenced another downturn that increased in unprecedented severity into the first half of 2019. The overall semiconductor industry commenced to recover from the downturn in the second quarter of 2019. However, as the COVID-19 has spread across the world wide recently, many countries have taken extreme measures to contain the transmission, including total or partial lockdown of the infected areas, travel bans, closures of factories, among others. That may disrupt the semiconductor supply chain and end product demand for an indefinite period of time. This is a rapidly evolving situation and the impact of COVID-19 on the global economy and our business is uncertain at this time. While the continued spread of COVID-19 and the measures taken by the governments, in response to COVID-19 could adversely impact global semiconductor industry.

Selected Key Semiconductor Markets

While a recovery trend in end-user demand for new and improved electronic products and applications continues, various sectors of the semiconductor industry are in turn expected to benefit from a resumption in growth. These sectors include the memory semiconductor market for industrial, mobile and automotive applications, and the LCD, OLED and other display panel driver semiconductor market.

Memory Semiconductor Market

The potential for memory market growth is linked to anticipated memory content increases in consumer electronics, data center, wireless base-station, PC and smartphone applications due to updated system requirements (such as 5G), increasing use of storage, graphics in gaming and other applications. The memory market is dominated by two segments-DRAM and flash memory. Potential growth in the DRAM market is expected to be driven by continued growth in both the commodity and niche DRAM market, as well as growth opportunities in mobile DRAM as memory requirements significantly increase for mobile applications and storage requirement for data center application. Flash memory market potential growth is expected to be driven by increasing memory requirements for cellular handsets, digital cameras, digital audio/video, server, wireless base-station and other mobile applications, and new application demand of NOR flash for automotive/industry, OLED panel and touch with display driver integration (TDDI).

LCD, OLED and Other Display panel Driver Semiconductor Market

Display panels are used in applications such as PC monitors, notebook computers, tables, television sets, cellular handsets and digital cameras. The end-user demand for LCD, OLED and other display panel driver semiconductors tends to very over time. From the second half of 2017 until Q4 2019, increasing penetration rate of UHD TVs, 4K TVs stable strong demand and 8K TVs emerging resulted in increased demand for COF quantities pre TV and to high utilization level of COF assembly. But the demand is soft since Q4 2019 due to the high TV panel inventory at panel maker and continues to first quarter of 2020. However, some increasing demand of COF for tablet and Notebook panel recently by distance education and work at home for COVID-19 outbreak. Regarding the small panel application, an integrated driver IC solution, TDDI, is emerging for use in smart phones since second half of 2018. Because TDDI penetrated from FHD grade panel in 2018 to HD grade panel in 2019, use of TDDI solution increased to more than 50% of driver ICs of smart phones are in 2019 from 30% in 2018. Meanwhile, more and more high end grade panel of smartphone, FHD and plus, increase the panel resolution and quality by OLED panel, particularly flexible OLED panel. OLED driver IC is also emerging in fourth quarter of 2019, and significantly increases in 2020.

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

Outsourcing Trends in Semiconductor Manufacturing

Historically, integrated device manufacturers (“IDMs”), designed, manufactured, tested and assembled semiconductors primarily at their own facilities. In recent years, there has been a trend in the industry to outsource various segments of stages in the manufacturing process to reduce the high fixed costs resulting from the increasingly complex manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. The independent semiconductor manufacturing services market currently consists of wafer fabrication and probing services and semiconductor assembly and testing services. Most of the world’s major IDMs now use some independent semiconductor manufacturing services to maintain a strategic mix of internal and external manufacturing capacity. Many of these IDMs are continuously significantly reducing their investments in new semiconductor assembly and testing facilities.

The availability of technologically advanced independent semiconductor manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus exclusively on semiconductor design and marketing and outsource their fabrication, assembly and testing requirements to independent companies.

We believe the outsourcing of semiconductor manufacturing services, and in particular of assembly and testing services, will increase for many reasons, including the following:

Significant Capital Expenditure Requirements. Driven by increasingly sophisticated technological requirements, wafer fabrication, assembly and testing processes have become highly complex, requiring substantial investment in specialized equipment and facilities and sophisticated engineering and manufacturing expertise. In addition, product life cycles have been shortened magnifying the need to continuously upgrade or replace manufacturing, assembly and testing equipment to accommodate new products. As a result, new investments in in-house fabrication, assembly and testing facilities are becoming less desirable for IDMs because of the high investment costs, as well as difficulties in achieving sufficient economies of scale and utilization rates to be competitive with the independent service providers. On the contrary, independent foundry, assembly and testing companies are able to realize the benefits of specialization and achieve economies of scale by providing services to a large customer base across a wide range of products. This enables them to reduce costs and shorten production cycles through high capacity utilization and process expertise.

Increasing Focus on Core Competencies. As the costs of semiconductor manufacturing facilities increase, semiconductor companies are expected to further outsource their wafer fabrication, assembly and testing requirements to focus their resources on core competencies, such as semiconductor design and marketing.

Time-to-Market Pressure. Increasingly short product life cycles have amplified time-to-market pressure for semiconductor companies, leading them to rely increasingly on independent companies as a key source for effective wafer fabrication, assembly and testing services.

Semiconductor Assembly and Testing Services Industry

Growth in the semiconductor assembly and testing services industry is driven by increased outsourcing of the various stages of the semiconductor manufacturing process by IDMs and fabless semiconductor companies.

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

A few years ago, Mainland China had emerged as an attractive location for outsourced semiconductor manufacturing based on the fact. Companies could take advantage of strongly supports by Mainland China government to accelerate the development of the semiconductor industry and a large domestic market. These factors had driven increased relocation of much of the electronics industry manufacturing and supply chain to Mainland China. But according to the economics uncertainty caused by the trade tensions in 2018 and 2019, the related investment in China risk is increasing. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating or have relocated production facilities from Mainland China.

Our Strategy

Our goal is to reinforce our position as a leading independent provider of semiconductor assembly and testing services, concentrating principally on memory, logic/mixed-signal and LCD, OLED and other display panel driver semiconductors. The principal components of our business strategy are set forth below.

Focus on Providing Our Services to Potential Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced assembly and testing services for potential growth segments of the semiconductor industry, such as memory, logic/mixed-signal, MEMS, LCD, OLED and other display panel driver semiconductors and bumping services. We believe that our investments in equipment and research and development in some of these areas allow us to offer a service differentiated from that of our competition. In order to benefit from the expected resumption of growth in these segments, we intend to continue to invest in capacity to meet the assembly and testing requirements of these key semiconductor market segments.

Continue to Invest in the Research and Development of Advanced Assembly and Testing Technologies.

Critical to our business growth is the continuation to expand our capabilities in testing and assembly and integrate wafer bumping and assembly core technologies to provide turn-key total solution service to our customers. We typically focus on advanced technologies that consist of greater potentials to generate higher margins. For example, we conducted new product introductions and on an on-going basis continue to expand our capabilities in fine-pitch wafer bumping, multi-chip package (“MCP”), flip chip package, and high speed assembly and testing of fine-pitch TDDI and 12” COFs. We have also introduced low cost metal composite bump (“MCB”) products based on our proprietary Cu plating technology to service display panel market and expand offerings to other business regions. We continue to maintain close working relationships with local and overseas research institutions and universities to keep abreast with leading edge technologies and broaden the scope of applications.

In 2020, we expect to focus our research and development efforts in the following areas:

•	Developing 3P/3M Cu pillar and WLCSP for high pin count product.

•	Continually develop fine pitch RDL line width and space (4um/4um) for copper RDL application.

•	Developing fine pitch inner lead width and space for COF ILB assembly.

•	Evaluate thinner PI film of COF tape to increase the tape flexible property for full screen of FDP device development.

•	Developing COF FT test condition in low temperature condition -40ºC for automotive device specification.

•	Implement DBG/ SDBG for thin wafer capability.

•	16DP BGA/SiP product development.

In 2019, we spent approximately 5.0% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2020, our research and development team comprised 645 persons.

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

We are able to offer vertically integrated services for a broad range of products, including memory, logic/mixed-signal and LCD, OLED and other display panel driver semiconductors. These services offerings include complementary technologies, products and services as well as additional capacity. We believe that these will continue to enhance our own development and expansion efforts into new and potential growth markets. We intend to establish new alliances with leading companies and, if suitable opportunities arise, engage in merger and acquisition activities that will further expand the services we can provide.

Focus on Increasing Sales through Long-Term Agreements with Key Customers as well as Business with Smaller Customers.

From time to time, we strategically agree to commit a portion of our assembly and testing capacity to certain of our customers. We intend to continue focus on increasing sales to key customers through long-term capacity agreements. The customers with which we entered long-term agreements include a reputable memory customer based in the U.S. See “—Customers” below for a more detailed discussion of these long-term agreements.

Global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies since 2008. In 2018 and 2019, we seek a long term capacity secure agreement with our customer for wafer test and 12” COF assembly of LCD, OLED and other display panel driver to reduce our investment risk. We also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy will assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2017	2018	2019
Testing	26.9%	25.9%	20.9%
Assembly	29.4	25.3	25.3
LCD, OLED and other display panel driver semiconductor assembly and testing revenue	26.7	30.8	34.1
Bumping	17.0	18.0	19.7

Total revenue	100.0%	100.0%	100.0%

Memory and Logic/Mixed-Signal Semiconductors

Testing

We provide testing services for memory and logic/mixed-signal semiconductors:

Memory. We provide testing services for huge amount of varieties of memory semiconductors, such as SRAM, DRAM and Flash memory. To speed up the time-consuming process of memory product testing, we provide parallel test, which includes the completion of a tested wafer in one touchdown (up to 2,000 plus DUTs testing simultaneously). The memory semiconductors we tested were applying primarily in desktop computers, laptop, tablet computers, handheld consumer electronic, devices and wireless communication devices.

Logic/Mixed-Signal. We conduct tests on a wide variety of logic/mixed-signal semiconductors, with lead counts ranging from the single digits to over 1024 and data rate of up to 16GHz. The semiconductors we test include audio/video codec, networking/communications, MCU, LCD related, and MEMS used for home entertainment/media center, personal computer applications, network/communication and mobile smart devices. We also test a variety of application specific integrated circuits (“ASICs”), for applications such as FHD/UHD/8K LCD TV, Smartphone, Tablet PC, etc.

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

Wafer Probing. Wafer probing is a processing stage proceeding to the assembly of semiconductors and which involves visual inspection and electrical testing to ensure the processed wafers meets our customers’ specifications. Wafer probing employs sophisticated design and manufacturing technologies to connect the terminals of each chip for testing. Defect chips are marked on the surface or memorized in an electronic file, known as a mapping file, to the following facilitate subsequent process.

Laser Repairing. This is a unique process in testing operation for special SOC memory products. In laser repairing, specific poly or metal fuses are blown after wafer probing to enable a spare row or column of a memory unit in SOC the replacement of the defective memory cell.

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

Package	Lead- count	Description	End-User Applications
Thin Small Outline Package I (TSOP I)	48-56	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	44-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products

Quad Flat No Lead (QFN)	8-132	Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance	Wireless communication products, notebook computers, PDAs, consumer electronics

Low-Profile Quad Flat Package (LQFP)	48-128	Low-profile and light weight package designed for ASICs, digital signal processors, microprocessors/ controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices

Small Outline Package (SOP)	8	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Multi-Chip Package (TSOP)	44-86	Our patented design for memory devices, including SRAM, DRAM and SDRAM	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

Package	Lead- count	Description	End-User Applications
Flip Chip Quad Flat No Lead (FCQFN)	6-24

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

Our organic substrate-based packages employ a fine-pitch BGA design, which uses a plastic or tape laminate rather than a leadframe and places the electrical connections, or leads, on the bottom of the package rather than around the perimeter. The fine-pitch BGA format was developed to address the need for the smaller footprints required by advanced memory devices. Benefits of ball grid array assembly over leadframe-based assembly include:

•	smaller size;

•	smaller footprint on a printed circuit board;

•	better electrical signal integrity; and

•	easier attachment to a printed circuit board.

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	24-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-126	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	10-52	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	48-153	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	24-345	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

Flip Chip Chip-scale Package (FCCSP)	16-1500+	Better IC protection and solder joint reliability compared to direct chip attach (DCA) and chip on board (COB)	Memory, logic, microprocessor, application processor (AP), baseband (BB), solid state device, radio frequency (RF)

Chip on Wafer (CoW)	5-30	Integrated two different functional chips to a closer form into a compact package. Low-cost solution compared to through-silicon via (TSV)	Integrated MEMS

Land Grid Array (LGA) for FPS (finger Print Sensor)	20-52	Very thin clearance (50um) between chip & compound hard color coating with scratch resistance for protection and appearance matching of mobile devices	Security protection for mobile devices, home, notebook computer, etc.

Wafer Level Chip Scale Package (WLCSP)	6-125	WLCSP package size is almost the same as die size. Simple assembly process flow, low cost. Small package suitable to apply on hand-held 3C electronic products	Electronic Compass, audio converter, nor flash product, power control, sensor magnetometer, MEMS magnetometer, CMOS Image Sensor controller, Laser diode driver, power manager IC (PMIC)

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

Most other kinds of packaging do wafer dicing first, and then puts the individual die in a plastic package and attaches the solder bumps. WLCSP involves the RDL, wafer solder bumping, while still in the wafer, and then wafer dicing. Benefits of WLCSP compare to general CSP package assembly include:

•	ultimate smaller package size;

•	smaller footprint on a printed circuit board;

•	very short circuit connection; and

•	cost effective packaging solution for small ICs.

Package	Connections	Description	End-User Applications
WLCSP	4-90	Very small package size (identical to die size), suitable for the low pin count and require the small package size application	Memory, ASICs, PMIC, MEMS devices, controllers, for mobile phone, tablet, ultra book computer product

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

•	Excellent electrical performance, very low interconnect parasitics and inductance compare to wirebond type.

•	High electrical current endurance (Cu pillar bump), ideal for high power solution.

•	Smaller package form factor by reducing the wire loop height and wire span compared to conventional wirebond package.

Package	Connections	Description	End-User Applications
FC CSP	8-1288	Superior electrical performance, smaller form factor	Power device, RF, Logic/Analog device, wireless, memory or portable application

Display Driver Semiconductors and Gold MCB Bumping

We also offer assembly and testing services for display driver semiconductors. We employ COF and COG technologies for testing and assembling display driver semiconductors. In addition, we offer gold bumping and metal composite bump services to our customers.

Chip-on-Film (COF) Technology

COF technology provides several additional advantages. For example, COF is able to meet the size, weight and higher resolution requirements in electronic products, such as display panels. This is because of its structural design, including an adhesive-free two-layer tape that is highly flexible, bending strength and its capacity to receive finer patterning pitch.

COF package has been using for large-size and high-resolution panel display, especially on TFT-LCD and OLED TV set. In recent years, there has been an observable trend with which the average inner lead pitch of COF package went down to 23um with about 50% of market share. High thermal dissipation packaging technology is available for mass production. And dual IC with high thermal dissipation COF packaging technology is in development for 8K TV market. 18um inner lead pitch of 1-metal layer and 18um inner lead pitch 2-metal layer COF package has been released to mass production for the narrow frame smartphone requirement. And we can test display driver semiconductors with frequencies of up to 4 Gbps to fulfill high speed data rate requirement of semiconductor. For future automotive application, low temperature COF package testing technology is developed.

The following diagram presents the basic components of 1-metal layer COF and 2-metal layer COF:

The COF processes involve the following steps:

Chip Probing	Screen out the defect chips which fail to meet the device spec.

Wafer Lapping/Polish Laser Grooving	Wafers are grounded or with polish to their required thickness. Application in wafer within Low-K material to reduce chipping of chips during dicing process.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for inner lead bonding process.

Inner Lead Bonding	An inner lead bonder machine connects the chip to the printed circuit tape.

Potting	The package is dispensed a resin to protect the inner lead.

Potting Cure	The potting cure process matures the resin used during the potting oven with high temperatures.

Marking	A laser marker is used to provide product identification.

Final Testing	To verify device spec. within electrical testing after assembly process.

Inspection and Packing	Each individual die with tape is visually or auto inspected for defects. The dies are packed within a reel into an aluminum bag after completion of the inspection process.

Chip-on-Glass (COG) Technology

COG technology is an electronic assembly technology that is used in assembling display driver semiconductors including TV/monitor and mobile products. Compared to the traditional bonding process for TCP or COF, the new COG technology requires lower bonding temperature. In addition, the COG technology reduces assembly cost as it does not use tapes for interconnection between the LCD, OLED panel and the printed circuit board. The major application of COG products is on TFT-LCD and AMOLED display of smart phone and automotive market, it integrates source, gate driver of display driver IC (DDIC) and TDDI or timing Controller IC into one chip, so the output channel is higher than COF products. For the market trend of thinner smartphone, 150um in IC thickness is released for mass production and much thinner IC thickness is in development.

The COG assembly technology involves the following steps:

Chip Probing	To screen out the defect chips which fail to meet the device spec.

Wafer Lapping/Polish	Wafers are ground or with polished to their required thickness.

Laser Marking	A laser mark is applied on IC backside in wafer form to provide product traceability.

Laser Grooving	Application in wafer within Low-K material to reduce chipping of chips during dicing process.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the pick and place process.

Auto Optical Inspection	Process of wafer inspection is detecting defect to separate chips at pick and place station.

Pick and Place	Each individual die is picked and placed into a chip tray.

Inspection and Packing	Each individual die in a tray is visually or auto-inspected for defects. The dies are packed within a tray into an aluminum bag after completion of the inspection process.

Bumping

We also offer bumping services to our customers.

Based on the major product portfolio (judged by internal metal composition), we provide:

•	Gold Family (Au bump, Au metal composite bump and Au RDL)

Gold bumping technology, which is in high demand for LCD driver ICs. This and stronger TDDI demand resulted in higher utilization levels in 2019. In 2020 to date, continued growth has been led by emerging demand strength in OLED displays. We expect this demand trend will be supported by rapid adoption in smart phones and positive user experience. Increased chip size design for RAM capacity contributes production capacity of twelve-inch wafers. Gold bumping technology is characterized by providing the best solution for fine-pitch chips to meet the highly efficient production requirement display panel. We expect prospects in 2020 will include increased gold bumping wafer shipments resulting from demand for of high refresh rate panel, 5G mobile, gaming monitor, 8K display and automotive infotainment applications.

•	Cu/Solder Family (WLCSP, Lead free solder plating and Cu Pillar)

We believe that consumer electronics are driving the application growth of these processes. From small wearable gadgets, NOR flash applications, power devices to emerging AIoT/AI development are all included. We expanded our bumping factory line capacity toward the consumer market and we expect this to continue to deliver good performance. Through 12” WLCSP process for NOR flash to provide a thinner and smallest chip size for TWS (True Wireless Stereo) application is a success case recently. Now, Copper pillar and flip chip solution is another packaging solution for this application.

Other Services

Drop Shipment

We offer drop shipment of semiconductors directly to end-users designated by our customers. We provide drop shipment services, including assembly in customer-approved and branded boxes, to a majority of our assembly and testing customers. Since drop shipment eliminates the additional step of inspection by the customer prior to shipment to end-users, quality of service is a key to successful drop shipment service. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

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

Customers

We believe that the following factors have been, and will continue to be, important factors in attracting and retaining customers:

•	our advanced assembly and testing technologies;

•	our strong capabilities in testing and assembling DDIC/TDDI and other display panel driver semiconductors;

•	our focus on high-density memory products and logic/mixed-signal communications products; and

•	our reputation for high quality and reliable customer-focused services.

The number of our customers as of March 31 of 2018, 2019 and 2020, respectively, was 78, 76 and 75. Our top 15 customers in terms of revenue in 2019 were (in alphabetical order):

Asahi Kasei Microdevices Corporation

Chipone Technology (Beijing) Co, Ltd.

Elite Semiconductor Memory Technology Inc.

Etron Technology, Inc.

GigaDevice Semiconductor Inc.

Himax Technologies, Inc.

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

MediaTek Inc.

Micron Technology, Inc.

Novatek Microelectronics Corp.

Phison Electronics Corp.

Raydium Semiconductor Corporation

Synaptics Incorporated

Winbond Electronics Corporation

In 2017, our top three customers accounted for approximately 19%, 15% and 10% of our revenue, respectively. In 2018, our top three customers accounted for approximately 21%, 14% and 11% of our revenue, respectively. In 2019, our top three customers accounted for approximately 23%, 12% and 10% of our revenue, respectively.

The majorities of our customers purchase our services through purchase orders and provide us three-month non-binding rolling forecasts on a monthly basis. The price for our services is typically agreed upon at the time when a purchase order is placed.

Since 2008, we have also focused on our business with smaller customers and customers who do not place orders on a regular basis.

The following table sets forth, for the periods indicated, the percentage breakdown of our revenue, categorized by geographic region based on the jurisdiction in which each customer is headquartered.

	Year ended December 31,
	2017	2018	2019
Taiwan	73%	80%	78%
Japan	13	10	9
Singapore	10	6	7
Others	4	4	6

Total	100%	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, the United States and Mainland China. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Singapore, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD, OLED and other display panel driver semiconductors in Japan, Korea, Taiwan, Hong Kong and Mainland China. As of March 31, 2020, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 32 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

•	actively participate in the design process at the customers’ facilities;

•	resolve customer assembly and testing issues; and

•	promote timely and individualized resolutions to customers’ issues.

We conduct marketing research through our in-house customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. Furthermore, we do product and system bench marking analysis to understand the application and assembly technology evolution, such as analysis on mobile handsets and Tablet, PC, handfree products. In addition, we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop assembly and testing services for their new products. These “co-development” or “sponsorship” projects can be critical when customers seek large-scale, early market entry with a significant new product.

We have appointed a non-exclusive sales agent for promoting our services for memory and display driver IC semiconductors in Korea. Our sales agent helps us promote and market our services, maintain relations with our existing and potential customers and communicate with our customers on quality, specific requirements and delivery issues. We generally pay our sales agent a commission of 3.5% of our revenue from services for memory semiconductors and display driver IC in Korea. In 2017, 2018 and 2019, we paid approximately NT$5 million, NT$3 million and NT$764 thousand (US$26 thousand), respectively, in commissions to our sales agent.

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2017, 2018 and 2019, we spent approximately NT$986 million, or 5.5%, NT$939 million, or 5.1% and NT$1,008 million (US$34 million), or 5.0%, respectively, of our revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have been focused primarily on new technology instruction, improving efficiency and production yields of our testing, assembly and bumping services. From time to time, we jointly develop new technologies with local and international equipment and material manufacturing company to enhance the competitiveness. In testing area, our research and development efforts focused particularly on high speed probing, fine pitch probing capability and wafer level burn-in technology. Our projects include:

•	Ramped up high frequency testing capability of LCD, OLED and other display panel driver semiconductors;

•	Developing full temperature range (-40ºC~125ºC) of FT testing for automotive products;

•	Built up 12” fine pitch COF assembly capability for less than 18um inner lead pitch products;

•	Developing more flexible COF tape assembly for full-screen display application;

•	Developing “wafer level probing on copper pillar bump for 300mm wafers”; and

•	Developing centralized server test control system.

In assembly and bumping areas, our research and development efforts were directed to:

•	Au height reduction, as part of cost reduction drive, 10um bump height COF package and 8um bump height COG package was released for production;

•	Wafer-level chip scale packaging and 3P2M Cu RDL processes;

•	Fine-pitch (5/5 um) RDL process for WLCSP and RDL products;

•	Flip-chip CSP for DRAM and mixed-signal application;

•	3P/2M Cu pillar bumping for 300mm wafers high pin count products;

•	Dual/Multi-chip assembly and module of flash products for SSD and eMMC applications;

•	DBG/SDBG implementation to enhance the capability of ultra-thin wafer lapping and dicing capabilities for stacked-die chip scale package;

•	Advanced thin core/core-free, flex substrate solutions for thin and flip chip packages;

•	2-metal layers COF assembly and COF SMT capabilities for TDDI application; and

•	Qualified thermally enhanced COF and MCB COF and released for manufacturing.

For new product and product enhancement work in 2017, our work concentrates on three key development programs: 3D WLCSP, biometric sensor package solutions, and flip chip technology. In the bumping area, we completed customer qualification of 300mm wafer Au bumping process in 2012 and started volume production in Q4, 2012. Development of Cu plating enables the entry of WLCSP, RDL and flip chip market and Cu RDL applied on DRAM wafer for SiP product is qualified in 2016. Turnkey services of WLCSP and flip chip QFN have been implemented for mass production in 2013 based on the successful technology developments. In 2012, we also initiated both 200mm and 300mm Cu pillar bumping engineering work and, related packaging technologies are being developed for mixed-signal and memory products in 2013. It is also qualified on power management IC product in 2016. By integrating WLCSP bumping, copper pillar bumping and flip chip assembly capability, an integrated WLCSP (CoW or 3D WLCSP) is developing in 2015, and qualified the structure and process verification in 2016. CoW not only provides the cost effective package solution by stacking the different wafer node technology chip, but also could meet integrated function and smallest package footprint. Meanwhile, fingerprint sensor (FPS) packaging solution by LGA was also developed for smartphone demand in 2015. More and more integrated function of DDIC and TDIC, TDDI, is requested for smartphone application, therefore 2-metal layers COF solution and COF SMT are developed to provide the package solution and OLED since 2019.

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

As of March 31, 2020 we employed 645 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

Quality Control

We believe that our reputation for high quality and reliable services have been an important factor in attracting and retaining leading international semiconductor companies as customers for our assembly and testing services. We are committed to delivering semiconductors that meet or exceed our customers’ specifications on time and at a competitive cost. We maintain quality control staff at each of our facilities.

As of March 31, 2020, we employed 280 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor assembly and test processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

All of our facilities have obtained ISO 26262 road vehicles-functional safety system certification in December 2019 and obtained IATF 16949 quality system certification in December 2017. In addition, our facilities in Hsinchu and Tainan have been ISO 9002 certified in September 1997 and December 1998, respectively, and recertified with ISO 9001 for substantial revision since 2015.

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

Our assembly and testing operations are carried out in clean rooms where air purity, temperature and humidity are controlled. To ensure the stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. federal 209E class 100, 1,000, 10,000 and 100,000 standards. A class 1,000 clean room means a room containing less than 1,000 particles of contaminants per cubic foot.

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

As a result of our ongoing focus on quality, in 2019, we achieved monthly assembly yields of an average of 99.93% for our memory and logic/mixed-signal assembly packages, 99.96% for our COF packages, 99.96% for our COG packages and 99.94% for our bumping products. The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to lead frames or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD, OLED and other display panel driver semiconductor assembly and testing process include gold, carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 17%, 17% and 18% of our revenue in 2017, 2018 and 2019, respectively.

We do not maintain large inventories of leadframes, organic substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately one month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. Shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in price adjustments. Our principal raw material supplies have not been impacted by the Japan earthquake and tsunami catastrophe. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable” for a discussion of the risks associated with our raw materials purchasing methods. For example, with the exception of aluminum bags and inner and outer boxes, which we acquire from local sources, the raw materials used in our COF process and for modules are obtained from a limited number of Japanese suppliers.

Competition

The independent assembly and testing markets are very competitive. Our competitors include large IDMs with in-house testing and assembly capabilities and other independent semiconductor assembly and testing companies, especially those offering vertically integrated assembly and testing services, such as Advanced Semiconductor Engineering Inc., Amkor Technology, Inc., Chipbond Technology Corporation, King Yuan Electronics Co., Ltd., Powertech Technology Inc., Jiangsu Changjiang Electronics Technology Co., Ltd. and United Test and Assembly Center Ltd. We believe that the principal measures of competitiveness in the independent semiconductor testing industry are:

•	engineering capability of software development;

•	quality of service;

•	flexibility;

•	capacity;

•	production cycle time; and

•	price.

In assembly services, we compete primarily on the basis of:

•	production yield;

•	production cycle time;

•	process technology, including our COF technology for LCD, OLED and other display panel driver semiconductor assembly services;

•	quality of service;

•	capacity;

•	location; and

•	price.

IDMs that use our services continually evaluate our performance against their own in-house assembly and testing capabilities. These IDMs may have access to more advanced technologies and greater financial and other resources than we do. We believe, however, that we can offer greater efficiency and lower costs while maintaining an equivalent or higher level of quality for three reasons:

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

Intellectual Property

As of March 31, 2020, we held 435 patents in Taiwan, 164 patents in the United States, 261 patents in Mainland China and 1 patent in the United Kingdom and 2 patents in Korea and Japan, respectively, relating to various semiconductor assembly and testing technologies. These patents will expire at various dates through to 2039. As of March 31, 2020, we also had a total of 24 pending patent applications in Taiwan, and 40 in Mainland China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, Mainland China, Singapore, Hong Kong, Korea, Japan and the European Community.

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

Government Regulations

As discussed above under “—Intellectual Property”, governmental regulation of our intellectual property may materially affect our business. The failure to protect our property rights would deprive us of our ability to stay competitive in the semiconductor industry. Our intellectual property rights are protected by the relevant patent and intellectual property agencies of the European Community, United States, Mainland China, Singapore, Hong Kong, Korea, Japan and Taiwan.

Environmental Matters

Semiconductor testing does not generate significant pollutants. The semiconductor assembly and gold bumping process generate stationary acid, alkali and VOC pollutions, principally at the plating and etching stages. Water waste is produced when silicon wafers are ground thinner, diced into chips with the aid of diamond saws and cleaned with running water. In addition, excess materials, either on leadframes or molding process, are removed from assembled semiconductors in the trimming and de-junking processes, respectively. We have various treatment equipments for wastewater and air pollutants at our assembly and bumping facilities. Since 2001, we have adopted certain environmentally-friendly production management systems, and have implemented certain measures intended to bring our all processes in compliance with the Restriction of Hazardous Substances Directive/EC issued by the European Union and our customers. We believe that we have adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the OHSAS18001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei, Hsinchu Industrial Park and Southern Taiwan Science Park have won numerous awards including Green Factory Label, “Enterprises Environmental Protection Gold Grade Award”, “Occupational Safety and Health Excellent Award”, “Green Building Label” and “Health Promotion Awards” during 2012 to 2018. We continue to encourage our employees to participate in community environmental campaigns and better environmental friendly practices.

We will continue to enhance related management to reduce industrial waste, save energy and control pollution. For products in conformity with Green Product Requirement, the Company obtained Green Partner certification from Sony Corporation of Japan. Furthermore we passed QC080000 certification and “Greenhouse Gas Verification Statement” (ISO14064-1) from 2013 until now. We further confirmed many products’ CFP “Carbon Footprint Verification Statement” (ISO14067) and WFN “Water Footprint Verification Statement” (ISO14046). At the same time, Tainan and Hsinchu plants passed the certification of energy management program (“ISO 50001”) since 2015 until now. We plan to arrange all of ChipMOS plants to pass the certification of ISO 50001 in the near future. For materials management, we passed the “Material Flow Cost Accounting (MFCA, ISO14051)” to reduce the loss. Our policy is to pay attention to the environment issues by standardizing on green, environmental friendly products, cleaner process and enhance supplier chain management to meet ChipMOS’ Corporate Social Responsibilities.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for the Company is approximately NT$94,713 million.

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

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2020.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,166	10 steppers 19 sputters 293 testers

Hsinchu Industrial Park	Testing	25,864	100 testers 31 burn-in ovens

Hsinchu Science Park	Testing	31,168	160 testers 61 burn-in ovens

Southern Taiwan Science Park	Assembly/Testing	161,483	729 wire bonders 127 inner-lead bonders 594 testers

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Test equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors test business. Upon the acquisition of new test equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the test equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2020, we operated 553 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturers Advantest Corporation and Teradyne Inc.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2020, we operated 729 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Assembly and Testing of LCD, OLED and Other Display Panel Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., SETEC CORPORATION and GMM Corp. As of March 31, 2020, we operated 10 steppers and 19 sputters for gold bumping, 127 inner-lead bonders for assembly and 594 testers for LCD, OLED and other display panel driver semiconductors. We are currently in the process of purchasing additional test equipment. The test equipment can be used for the COF and COG processes, while the inner-lead bonders are only used in the COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We provide a broad range of back-end assembly and testing services. Testing services include wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. We also offer WLCSP products and turn-key flip chip assembly and testing services using variety of leadframe and organic substrate carries. In addition, we provide gold bumping, reel to reel assembly and testing services for LCD, OLED and other display panel driver semiconductors by employing COF and COG technologies. Our copper bumping technology supports non-driver type of products, such as RDL, copper pillar, WLCSP etc. In 2019, our consolidated revenue was NT$20,338 million (US$680 million) and our profit for the year attributable to equity holders of the Company was NT$2,509 million (US$84 million).

We are a company limited by shares, incorporated in ROC on July 28, 1997 as a joint venture company of Mosel and Siliconware Precision and with the participation of other investors.

The Company listed and commenced trading on the main board of TWSE on April 11, 2014. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Common Shares or ADSs—The Company’s ability to maintain its listing and trading status of common shares on the Taiwan Stock Exchange or ADSs on the NASDAQ Stock Market is dependent on factors outside of the Company’s control and satisfaction of stock exchange requirements. The Company may not be able to overcome such factors that disrupt its trading status of common shares on the Taiwan Stock Exchange or ADSs on the NASDAQ Stock Market or satisfy other eligibility requirements that may be required of it in the future” for additional information.

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

On November 30, 2016, the Company and Unigroup Guowei executed the Equity Interest Transfer Agreement. Under the agreement, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, will own 6.98% equity interest of Unimos Shanghai. In March 2017, ChipMOS BVI completed the sale of 54.98% equity interests of Unimos Shanghai to Unigroup Guowei and other strategic investors. Unimos Shanghai was no longer the subsidiary of ChipMOS BVI. On June 30, 2017, we completed the first stage capital injection of Unimos Shanghai, and on January 19, 2018, completed the second stage capital injection of Unimos Shanghai. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after the transaction completed. See “Item 4. Information on the Company—Our Structure and History” for more details.

We conduct testing operations in our facilities at the Hsinchu Science Park, the Hsinchu Industrial Park and Chupei, gold bumping and wafer testing in our facility at Chupei, and assembly and testing operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through Unimos Shanghai, a 45.02%-owned affiliate of ChipMOS BVI. Unimos Shanghai operates an assembly and testing facility at the Qingpu Industrial Zone in Shanghai.

The following key trends are important to understand our business:

Capital Intensive Nature of Our Business. Our operations, in particular our testing operations, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous acquisitions of assembly and testing equipment and facilities. Our profitability depends on part not only on absolute pricing levels for our services, but also on capacity utilization rates for our assembly and testing equipment. In particular, increases or decreases in our capacity utilization rates could significantly affect our gross margins since the unit cost of assembly and testing services generally decreases as fixed costs are allocated over a larger number of units.

The current generation of advanced testers typically cost between US$1 million and US$5 million each, while die bonders used in assembly typically cost approximately US$648 thousand each and inner-lead bonders for COF assembly cost approximately US$360 thousand each and WB stepper cost approximately US$1.4 million each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our assembly and testing services, resulting in an increase in depreciation expenses relative to revenue. In particular, the capacity utilization rates for our LCD, OLED and other display panel driver semiconductors assembly and testing equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade. The overall outsourced assembly and testing services for memory semiconductors increased gradually since third quarter of 2019. And the average market price of large TV panel declined since third quarter of 2019 that also reflect the softer demand of TV panel drivers. COVID-19 outbreak and Tokyo Olympic 2020 postponed are also impacted the TV inventory consumption. That intensify our difficulties to maintain capacity utilization rates. However, the panel demand from the work at home and distance education which are the quarantine actions for preventing COVID-19 spread, recently increases the utilization of our assembly and testing of memory and COF assembly.

Declining Average Selling Prices of Our Assembly and Testing Services. The semiconductor industry is characterized by a general decrease in prices for products and services over the course of their product and technology life cycles. The rate of decline is particularly steep during periods of intense competition and adverse market conditions. The average selling prices of our assembly and testing services experienced sharp declines during such periods as a result of intense price competition from other independent assembly and testing companies that attempt to maintain high capacity utilization levels in the face of reduced demand.

To offset the effects of decreasing average selling prices, we will continue to seek to:

•	improve production efficiency and attain high capacity utilization rates;

•	concentrate on testing of potentially high-demand, high-growth semiconductors;

•	develop new assembly technologies; and

•	implement new technologies and platforms to shift into potentially higher margin services.

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our revenue is largely attributable to fees from testing and assembling semiconductors including DDIC and non-DDIC electronic components, for use in smart mobile devices, automotive and industrial market. Continuous pricing pressure on our assembly and testing services would negatively affect our earnings.

Change in Product Mix. Increased in average selling prices of DDIC service since 2018 have been partially offset by a change in our revenue mix. In particular, revenue from assembly and testing of LCD, OLED and other display panel driver semiconductors, bumping services and 12-inch COF processing have increased as a percentage of our total revenue in 2018 and 2019. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices for our services on our ability to attain profitability.

Recent Acquisitions

On November 30, 2016, the Company and Unigroup Guowei executed the Equity Interest Transfer Agreement. Under the agreement, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, will own approximately 6.98% equity interest of Unimos Shanghai. As of December 31, 2016, the equity transfer was not completed, and therefore, the assets, liabilities and equity related to Unimos Shanghai have been reclassified as held for sale and presented as discontinued operations according to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The equity transfer was completed in March 2017 and Unimos Shanghai is no longer a subsidiary of the Company. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after completed transaction. For additional information see “Item 4. Information on the Company—Agreements with Tsinghua Unigroup Ltd.”

On January 21, 2016, the board of directors of ChipMOS Bermuda approved the merger with and into the Company, with the latter being the surviving company. In accordance with the agreement and plan of merger entered into between the Company and ChipMOS Bermuda on January 21, 2016, the shareholders of ChipMOS Bermuda received (i) US$3.71 in cash and (ii) 0.9355 ADS representing 18.71 shares of the Company (each ADS representing 20 new common shares, par value of NT$10 each, to be issued by the Company) in exchange for each outstanding ChipMOS Bermuda common share. The Merger was completed and effective on October 31, 2016. The transaction was accounted as a capital reorganization within the Group. The Company’s comparative financial statements present financial information as if ChipMOS Bermuda had always been combined with the Company, restated retrospectively. The Company issued 512,405,340 common shares represented by the ADSs and the ADSs were listed on the NASDAQ Global Select Market on November 1, 2016.

On April 2, 2019, the board of directors of the Company adopted a resolution to dispose of 9,100,000 common shares, or 9.1% equity investment in associate JMC ELECTRONICS CO., LTD. (“JMC”). The disposal was carried out on the public market and completed on April 8, 2019. We continue to own 10 million common shares of JMC, representing 10.0% of the total shares outstanding. The Company retains significant influence by holding two seats in JMC’s Board of Directors.

Revenue

We conduct our business according to the following main business segments: (1) testing services for memory and logic/mixed-signal semiconductors; (2) assembly services for memory and logic/mixed-signal semiconductors; (3) LCD, OLED and other display panel driver semiconductor assembly and testing services; and (4) bumping services for memory, logic/mixed-signal and LCD, OLED and other display panel driver semiconductors. The following table sets forth, for the periods indicated, our consolidated revenue for each segment.

	Year ended December 31,
	2017	2018	2019	2019
	NT$	NT$	NT$	US$
	(in millions)
Testing	$4,838.2	$4,790.1	$4,257.8	$142.4
Assembly	5,259.3	4,679.7	5,148.9	172.2
LCD, OLED and other display panel driver semiconductor assembly and testing	4,789.9	5,694.7	6,922.2	231.4
Bumping	3,053.5	3,315.5	4,009.0	134.0

Total	$17,940.9	$18,480.0	$20,337.9	$680.0

Our revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer assembly and testing services for memory and logic/mixed-signal semiconductors, assembly and testing services for LCD, OLED and other display panel driver semiconductors and bumping services.

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

We price our assembly and testing services for DDIC/TDDI and other display panel driver semiconductors and bumping services on the basis of our costs, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and the price for comparable services.

On a case by case, we offer volume discounts to customers who purchase large quantities of our services and special discounts to customers who use our vertically integrated services and may offer special payment terms, including longer payment cycles, to key customers during downturns in the market so as to retain business from such key customers.

Revenue Recognition

We generally recognize our revenue from services for assembly and testing services based on the progress towards completion of performance obligation during the service period. The progress towards completion on assembly services is measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. We believe that aforementioned methods are the most appropriate manner to measure the satisfaction of performance obligation to customers because the input costs incurred to assembly and testing volume completed in testing services are based on customer’s specification and not linear over the duration of these services.

Related Party Revenues

In 2017, 2018 and 2019, all less than 1%, respectively, of our net revenue were derived from related parties. We believe that our transactions with related parties were entered into on an arm’s length basis as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 73%, 80% and 78% of our revenue in 2017, 2018 and 2019, respectively. We also generate revenue from customers in Singapore, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 33 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Market Risks—Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipment, utilities expenses and inventory supplies. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of assembly and testing equipment and facilities. As of March 31, 2020, we had 1,147 testers, 92 burn-in ovens, 729 wire bonders, 127 inner-lead bonders, 10 steppers and 19 sputters. We use inner-lead bonders for the assembly of LCD, OLED and other display panel driver semiconductors using COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 79% in 2017, 77% in 2018 and 71% in 2019. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 66% in 2017, 64% in 2018 and 72% in 2019. Our average capacity utilization rate for LCD, OLED and other display panel driver semiconductor assembly and testing was 85% in 2017, 80% in 2018 and 74% in 2019. In addition, our average capacity utilization rate for bumping was 69% in 2017, 72% in 2018 and 74% in 2019.

For each period of time selected, we derived the capacity utilization rate for our testing operations by dividing the total number of hours of actual use of our facilities’ testing equipment units by the maximum number of hours that these equipment units were capable of being used. The testing capacity utilization rate generally increases in correlation to increases in the total volume of our customer orders, and generally decreases in correlation to decreases in the total volume of our customer orders.

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

The Company has significant fixed costs in operating our assembly and testing facilities. For this reason, decreases in our cost of goods sold during a period generally occur at a slower rate than decreases, during the same period, in our gross revenue due to lower capacity utilization rates, lower average selling prices for our services, or both. Also, as a result, our gross margin and profitability generally decrease in correlation to decreases in our capacity utilization rates, decreases in our average selling prices for our services, or both. Similarly, our gross margin and profitability generally increase in correlation to increases in our capacity utilization rates, increases in our average selling prices for our services, or both. Due to the cyclical nature of the semiconductor industry, customer orders may change significantly, causing fluctuation in our capacity utilization rate and average selling prices for our service.

Most of our labor and overhead costs are denominated in NT dollars. However, we also incur costs of revenues and operating expenses associated with assembly and testing services in several other currencies, including Japanese yen, US dollars and RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of assembly and testing equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder denominated in US dollars.

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2017	2018	2019	2019
	NT$	NT$	NT$	US$
	(in millions)
Gross profit:
Testing	$1,733.4	$1,612.2	$1,033.9	$34.6
Assembly	265.1	148.4	172.0	5.8
LCD, OLED and other display panel driver semiconductor assembly and testing	1,221.4	1,547.4	2,133.0	71.3
Bumping	17.3	122.0	587.2	19.6

Total	$3,237.2	$3,430.0	$3,926.1	$131.3

Gross profit margin:
Testing	35.8%	33.7%	24.3%	24.3%
Assembly	5.0	3.2	3.3	3.3
LCD, OLED and other display panel driver semiconductor assembly and testing	25.5	27.2	30.8	30.8
Bumping	0.6	3.7	14.6	14.6
Overall	18.0%	18.6%	19.3%	19.3%

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

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations, advertising, corporate communications and other marketing expenses, salary expenses for sales and marketing personnel, sales commission, professional service fees and service support expenses.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, bad debt provision and other corporate expenses. They also include stock-based compensation that is expensed using the fair value method. See “Item 6. Directors, Senior Management and Employees—Restricted Shares” for more information concerning our plan of restricted shares. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations.

Other Operating Income (Expenses), Net

Our other operating income principally consists of gain on disposal of scrapped materials, royalty income, gain on disposal of items purchased on behalf of others and gain on disposal of property, plant and equipment.

Our other operating expenses principally consist of impairment loss on property, plant and equipment.

Other Non-Operating Income (Expenses), Net

Our other non-operating income principally consists of interest income, foreign exchange gain, reimbursement of ADSs service charge, rental income and gains on valuation of financial assets at fair value through profit or loss.

Our other non-operating expenses principally consist of foreign exchange losses.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$2,797 million, NT$1,326 million and NT$2,509 million (US$84 million) in 2017, 2018 and 2019, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2017	2018	2019
Revenue	100.0%	100.0%	100.0%
Cost of revenue	(82.0)	(81.4)	(80.7)

Gross profit	18.0	18.6	19.3
Research and development expenses	(5.5)	(5.1)	(5.0)
Sales and marketing expenses	(0.4)	(0.3)	(0.3)
General and administrative expenses	(3.6)	(2.6)	(2.4)
Other operating income (expenses), net	3.9	0.8	0.5

Operating profit	12.4	11.4	12.1
Finance costs	(1.2)	(1.0)	(0.9)
Share of profit (loss) of associates	(1.0)	(1.6)	(0.8)
Gain on disposal of investment in associates	0.1	—	4.8
Other non-operating income (expenses), net	(1.8)	0.9	(0.4)

Profit before income tax	8.5	9.7	14.8
Income tax expense	(3.0)	(2.5)	(2.5)

Profit from continuing operations	5.5	7.2	12.3
Profit from discontinued operations	10.1	—	—

Profit for the year	15.6%	7.2%	12.3%

Attributable to:
Equity holders of the Company—continuing operations	5.5%	7.2%	12.3%
Equity holders of the Company—discontinued operations	10.1	—	—

	15.6%	7.2%	12.3%

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue. Our revenue increased by NT$1,858 million, or 10%, to NT$20,338 million (US$680 million) in 2019 from NT$18,480 million in 2018.

Revenue from testing services decreased by NT$532 million, or 11%, to NT$4,258 million (US$142 million) in 2019 from NT$4,790 million in 2018, principally due to the decreased average selling prices for our services.

Revenue from assembly services increased by NT$470 million, or 10%, to NT$5,149 million (US$172 million) in 2019 from NT$4,679 million in 2018, primarily as a result of the increased customer demand.

Revenue from LCD, OLED and other display panel driver semiconductor assembly and testing services increased by NT$1,227 million, or 22%, to NT$6,922 million (US$231 million) in 2019 from NT$5,695 million in 2018. This increase was principally as a result of an increase in average selling prices for our services and customer demand for LCD, OLED and other display panel products.

Revenue from bumping services increased by NT$693 million, or 21%, to NT$4,009 million (US$134 million) in 2019 from NT$3,316 million in 2018. This increase was principally due to the increased average selling prices for our services.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and testing capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue increased by NT$1,362 million, or 9%, to NT$16,412 million (US$549 million) in 2019 from NT$15,050 million in 2018, primarily due to the increase of direct material expense, depreciation expenses, direct labor expenses, employee benefit expenses and inventory supplies of NT$495 million (US$17 million), NT$348 million (US$12 million), NT$221 million (US$7 million), NT$132 million (US$4 million) and NT$102 million (US$3 million), respectively.

Our gross profit increased to NT$3,926 million (US$131 million) in 2019 from NT$3,430 million in 2018. Our gross margin was 19.3% in 2019, compared to 18.6% in 2018.

Our gross profit margin for testing services decreased to 24.3% in 2019 from 33.7% in 2018, primarily due to the decrease in revenue resulted from the decreased average selling prices for our services.

Our gross profit margin for assembly services increased to 3.3% in 2019 from 3.2% in 2018, primarily due to the increase in revenue resulted from the increased customer demand.

Our gross profit margin for LCD, OLED and other display panel driver semiconductor assembly and testing services increased to 30.8% in 2019 from 27.2% in 2018, primarily due to the increase in revenue resulted from the increased average selling prices for our services and customer demand.

Our gross profit margin for bumping services increased to 14.6% in 2019 from 3.7% in 2018, primarily due to the increase in revenue resulted from the increased average selling prices for our services.

Research and Development Expenses. Research and development expenses increased by NT$69 million, or 7%, to NT$1,008 million (US$34 million) in 2019 from NT$939 million in 2018, primarily due to the increase of employee benefit expenses.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$3 million, or 6%, to NT$56 million (US$2 million) in 2019 from NT$53 million in 2018, primarily due to the increase of employee benefit expenses.

General and Administrative Expenses. General and administrative expenses increased by NT$13 million, or 3%, to NT$498 million (US$17 million) in 2019 from NT$485 million in 2018, primarily due to the increase of employee benefit expenses and facilities expense and partially offset by the decrease of professional service fee.

Other Operating Income (Expenses), Net. Other operating income, net decreased by NT$55 million, or 37%, to NT$93 million (US$3 million) in 2019 from NT$148 million in 2018, primarily due to the decrease of royalty income of NT$31 million (US$1 million) and gain on disposal of items purchased on behalf of others of NT$16 million (US$535 thousand).

Finance Costs. Finance costs decreased by NT$10 million, or 5%, to NT$180 million (US$6 million) in 2019 from NT$190 million in 2018. This change was primarily due to the decrease of financial cost of bank loans by NT$29 million (US$1 million) and partially offset by the increase of finance cost of lease liabilities by NT$14 million (US$468 thousand).

Share of Profit (Loss) of Associates. Share of loss of associates decreased by NT$145 million, or 48%, to NT$155 million (US$5 million) in 2019 from NT$300 million in 2018. This change was primarily due to the decrease of share of loss of associates of Unimos Shanghai by NT$123 million (US$4 million) and partially offset by the increase of share of profit of associates of JMC by NT$22 million (US$736 thousand).

Gain on Disposal of Investment in Associates. Gain on disposal of investment in associates increased by NT$974 million, or 100%, to NT$974 million (US$33 million) in 2019 from nil in 2018. The change was due to the disposal of 9,100,000 common shares of JMC.

Other Non-Operating Income (Expenses), Net. Other non-operating expenses, net increased by NT$246 million, or 142%, to other non-operating expenses NT$73 million (US$3 million) in 2019 from other non-operating income NT$173 million in 2018. This change was primarily due to the increased of foreign exchange loss by NT$248 million (US$8 million).

Profit before Income Tax. As a result of the foregoing, profit before income tax increased by 70% to NT$3,022 million (US$101 million) in 2019 from NT$1,782 million in 2018.

Income Tax Expense. We had an income tax expense of NT$514 million (US$17 million) in 2019 compared to income tax expense of NT$457 million for 2018, primarily due to the increase of profit before tax.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing operations, the profit for the year attributable to the Company was NT$2,509 million (US$84 million) in 2019, compared to NT$1,326 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue. Our revenue increased by NT$539 million, or 3%, to NT$18,480 million in 2018 from NT$17,941 million in 2017.

Revenue from testing services for memory and logic/mixed-signal semiconductors decreased by NT$48 million, or 1%, to NT$4,790 million in 2018 from NT$4,838 million in 2017. Revenue from testing services for memory semiconductors increased by NT$17 million, or 1%, to NT$3,988 million in 2018 from NT$3,971 million in 2017, principally due to the increased average selling prices for our services. Revenue for testing services for logic/mixed-signal semiconductors decreased by NT$65 million, or 8%, to NT$802 million in 2018 from NT$867 million in 2017, principally due to the decreased average selling prices for our services.

Revenue from assembly services for memory and logic/mixed-signal semiconductors decreased by NT$580 million, or 11%, to NT$4,679 million in 2018 from NT$5,259 million in 2017. Revenue from assembly services for memory semiconductors decreased by NT$455 million, or 10%, to NT$3,897 million in 2018 from NT$4,352 million in 2017, primarily as a result of the decreased average selling prices for our services and customer demand. Revenue from assembly services for logic/mixed-signal semiconductors decreased by NT$124 million, or 14%, to NT$783 million in 2018 from NT$907 million in 2017, primarily as a result of the decreased average selling prices for our services and customer demand.

Revenue from LCD, OLED and other display panel driver semiconductor assembly and testing services increased by NT$905 million, or 19%, to NT$5,695 million in 2018 from NT$4,790 million in 2017. This increase was principally as a result of an increase in average selling prices for our services and customer demand for LCD, OLED and other display panel products.

Revenue from bumping services increased by NT$262 million, or 9%, to NT$3,316 million in 2018 from NT$3,054 million in 2017. This increase was principally due to the increased average selling prices for our services and customer demand.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and testing capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue increased by NT$346 million, or 2%, to NT$15,050 million in 2018 from NT$14,704 million in 2017, primarily due to the increase of depreciation expenses and reversal of inventory impairment loss of NT$474 million and NT$88 million, respectively, and partially offset by the decrease of direct labor expenses and employee benefit expenses of NT$91 million and NT$101 million, respectively.

Our gross profit increased to NT$3,430 million in 2018 from NT$3,237 million in 2017. Our gross margin was 18.6% in 2018, compared to 18.0% in 2017.

Our gross profit margin for testing services for memory and logic/mixed-signal semiconductors decreased to 33.7% in 2018 from 35.8% in 2017, primarily due to the decrease in revenue resulted from the decreased average selling prices for our services.

Our gross profit margin for assembly services for memory and logic/mixed-signal semiconductors decreased to 3.2% in 2018 from 5.0% in 2017, primarily due to the decrease in revenue resulted from the decreased average selling prices for our services and customer demand.

Our gross profit margin for LCD, OLED and other display panel driver semiconductor assembly and testing services increased to 27.2% in 2018 from 25.5% in 2017, primarily due to the increase in revenue resulted from the increased average selling prices for our services and customer demand.

Our gross profit margin for bumping services increased to 3.7% in 2018 from 0.6% in 2017, primarily due to the increase in revenue resulted from the increased average selling prices for our services and customer demand.

Research and Development Expenses. Research and development expenses decreased by NT$47 million, or 5%, to NT$939 million in 2018 from NT$986 million in 2017, primarily due to the decrease of employee benefit expenses and R&D material expense.

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$11 million, or 17%, to NT$53 million in 2018 from NT$64 million in 2017, primarily due to the decrease of employee benefit expenses, fright-out expense and commission expense.

General and Administrative Expenses. General and administrative expenses decreased by NT$155 million, or 24%, to NT$485 million in 2018 from NT$640 million in 2017, primarily due to the decrease of employee benefit expenses and professional service fee.

Other Operating Income (Expenses), Net. Other operating income decreased by NT$545 million, or 79%, to NT$148 million in 2018 from NT$693 million in 2017, primarily due to the decrease of insurance compensation income of NT$487 million and gain on disposal of property, plant and equipment of NT$119 million.

Finance Costs. Finance costs decreased by NT$27 million, or 12%, to NT$190 million in 2018 from NT$217 million in 2017. This change was primarily due to the decrease of interest expense from bank loans by NT$38 million and partially offset by the increase of financial cost of bank loans by NT$11 million.

Share of Profit (Loss) of Associates. Share of loss of associates increased by NT$121 million, or 67%, to NT$300 million in 2018 from NT$179 million in 2017. This change was primarily due to the increase of share of loss of associates of Unimos Shanghai by NT$162 million and partially offset by the increase of share of profit of associates of JMC by NT$41 million.

Gain on Disposal of Investment in Associates. Gain on disposal of investment in associates decreased by NT$17 million, which was nil in 2018 from NT$17 million in 2017. The change was primarily due to the accounting treatment for investment in associates as the Company did not participate investee’s capital increase which resulted change in shareholding.

Other Non-Operating Income (Expenses), Net. Other non-operating expense decreased by NT$501 million, or 153%, to other non-operating income of NT$173 million in 2018 from other non-operating expense of NT$328 million in 2017. This change was primarily due to the decrease of foreign exchange losses by NT$512 million and partially offset by the decrease of reimbursement of ADSs service charge by NT$10 million.

Profit before Income Tax. As a result of the foregoing, profit before income tax increased by 16% to NT$1,782 million in 2018 from NT$1,532 million in 2017.

Income Tax Expense. We had an income tax expense of NT$457 million in 2018 compared to income tax expense of NT$551 million for 2017, primarily due to the decrease of the income tax expense from 10% tax on unappropriated earnings and partially offset by the increase of income tax of profit before tax.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing operations as well as increase in profit from discontinued operations, the profit for the year attributable to the Company was NT$1,326 million in 2018, compared to NT$2,797 million in 2017.

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

Revenue recognition

We recognize revenue from services based on the progress towards completion of performance obligation during the service period. The progress towards completion on assembly services, services for LCDD and Bumping are measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. We believe that aforementioned methods are the most appropriate manner to measure the satisfaction of performance obligation to customers because the input costs incurred to assembly and testing volume completed in testing services are based on customer’s specification and not linear over the duration of these services.

We estimate sales refund liabilities for sale allowance based on historical results and other known factors. Provisions for such liabilities are recorded as a deduction to revenues when the sales are recognized. We reassess the reasonableness of estimates of discounts and returns periodically. As of December 31, 2018 and 2019, the ending balances for current refund liabilities were NT$33 million and NT$26 million (US$1 million), respectively.

Provisions for deficiency compensation

We are primarily engaged in the research, development, manufacturing, sale, and assembly and testing of high-integration and high-precision integrated circuit. In any cases where deficiencies in the assembly and testing services arise, we have to clarify the reason for deficiencies and attribute of responsibilities. We follows the guidance of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” to determine warranty provisions. Since the timing and amount of these warranties are based on assumptions and estimates it requires management to make critical judgments. As of December 31, 2018 and 2019, the ending balances for current provision for deficiency compensation were NT$29 million and NT$2 million (US$67 thousand), respectively.

Impairment of receivables

We record loss allowance base on expected credit loss. For the customer that we have reason to believe may have an inability to meet its financial obligations or past due over 90 days, we conduct an individual examination and use loss rate methodology to record a specific reserve. For the customers other than this, we also provide a reserve for receivables based upon the forecastability of business monitoring indicators to adjust the loss rate. As of December 31, 2018 and 2019, we provided both nil for the first type of reserve; NT$2 million and NT$1 million (US$33 thousand) for the second type of reserve, respectively.

The loss allowance we set aside for receivables was nil as of December 2017, NT$2 million as of December 31, 2018 and NT$1 million (US$33 thousand) as of December 31, 2019. The allowances as of December 31, 2017, 2018 and 2019 represented nil, 0.048% and 0.030%, respectively, of our accounts receivable as of those dates. The allowance and reversal in 2018 and 2019 reflected a reduction and enlargement of NT$348 thousand and NT$806 thousand (US$27 thousand), respectively, in accounts receivable that increased and decreased the general and administrative expenses.

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

The Company has not recognized deductible and taxable temporary differences associated with investment as deferred tax assets. As of December 31, 2017, 2018 and 2019, the amounts of deductible temporary differences unrecognized as deferred tax assets were NT$29 million, nil and nil, respectively.

As of December 31, 2017, 2018 and 2019, the ending balances for deferred tax assets were NT$212 million, NT$227 million and NT$195 million (US$7 million), respectively.

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

The Company has not recognized taxable temporary differences associated with investment as deferred tax liabilities. As of December 31, 2017, 2018 and 2019, the amounts of taxable temporary differences unrecognized as deferred tax liabilities were NT$921 thousand, NT$495 thousand and NT$180 million (US$6 million), respectively.

As of December 31, 2017, 2018 and 2019, the ending balances for deferred tax liabilities were NT$174 million, NT$309 million and NT$309 million (US$10 million), respectively.

Lease Liabilities

We initially applied the new standard IFRS 16 “Leases” effective as of January 1, 2019. IFRS 16 substantially changed the consolidated financial statements, as the majority of leases for which the Group is the lessee became on the consolidated statements of financial position liabilities with corresponding right-of-use assets also recognized on the consolidated statements of financial position. The lease liability reflects the net present value of the remaining lease payments, and the right-of use asset corresponds to the lease liability, adjusted for payments made before the commencement date.

We implemented the new standard on January 1, 2019, and applied the simplified retrospective method, with right-of-use assets measured at an amount equal to the lease liabilities, adjusted by the amount of the lease obligations payable relating to those leases recognized in the statements of financial position immediately before the date of initial application and will not restate prior years. As of December 31, 2019, the ending balance for lease liabilities was NT$693 million (US$23 million).

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

In determining whether any impairment charges were necessary for the property, plant and equipment and other non-current assets for the year ended December 31, 2019, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary for the year ended December 31, 2019, an impairment loss of NT$10 million (US$334 thousand) and nil were recognized with respect to property, plant and equipment and other non-current assets.

While we believe that our estimates of future cash flows are reasonable, any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment changes in future periods.

Defined Benefit Plans

The cost of the defined benefit pension plan and post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to change in these assumptions. All assumptions are reviewed at each reporting date. Further details are disclosed in Note 26 to our consolidated financial statements contained in this Annual Report on Form 20-F.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term bank loans and cash flow from operations. As of December 31, 2019, our primary sources of liquidity were cash and cash equivalents of NT$4,704 million (US$157 million), short-term bank loans of NT$5,941 million (US$199 million) available to us in undrawn facilities, which have expired or will expire from March 2020 to November 2020, and long-term bank loans of NT$1,800 million (US$60 million) available to us in undrawn facilities, which will expire in May 2023. We have taken the following steps to meet our liquidity, capital spending and other capital needs.

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

On January 1, 2019, MOEA implemented the “Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan” and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January to March 2020 with the line of credit amounted to NT$12,144 million (US$406 million) and terms from seven to ten years. As of the issue date of this report, the Company has used NT$3,584 million (US$120 million) of the credit line.

In order to adjust capital structure and increase returns of equity, on June 26, 2018, a capital reduction plan (the “2018 Capital Reduction Plan”) was resolved at shareholders’ meeting, under which the Company reduced its share capital by approximately 15%. As a result, approximately 15% of the total number of issued shares was canceled, proportionately to the shareholding of each Shareholder. The issued shares of the Company include (i) the issued and outstanding shares not held in the ADS deposit facility, approximately 15% of which were canceled, and cash was distributed to the holders of these shares, (ii) the issued and outstanding shares held in the ADS deposit facility, approximately 15% of which were canceled, and accordingly, approximately 15% of the ADSs representing these shares were canceled, and cash was distributed to holders of ADSs representing these canceled shares, (iii) issued shares not outstanding that are treasury stock, approximately 15% of which were canceled, and no cash was distributed with respect to these shares, and (iv) issued shares not outstanding acquired by the Company pursuant to the restricted share agreement with the employees, approximately 15% of which were canceled, and no cash was distributed with respect to these shares, in each case of (i)-(iv), in accordance with the 2018 Capital Reduction Plan. The ratio between one ADS and the number of underlying Common Shares remain unchanged under the 2018 Capital Reduction Plan. The record date of the 2018 Capital Reduction Plan was fixed on August 15, 2018. Each holder of the outstanding Common Shares received an amount calculated by approximately NT$1.5 per common share and each holder of ADS received an amount calculated by approximately NT$30 per ADS under the 2018 Capital Reduction Plan.

Under the 2018 Capital Reduction Plan, the Company’s share capital was reduced by NT$1,329,445,590, and 132,944,559 issued Common Shares and 974,013 issued and outstanding ADSs were canceled. As of March 31, 2020, we have a total of 727,240,126 issued Common Shares and 4,736,737 issued and outstanding ADSs.

Since November 1, 2016, when the Company first issued ADSs, the total number of issued and outstanding Company ADSs has decreased by 20,883,530 ADSs, representing approximately 82% of the total number of issued and outstanding ADSs first issued, as a result of ADS holders surrendering their ADSs to the depositary for cancellation, withdrawing the underlying shares and 2018 Capital Reduction Plan from the deposit facility, pursuant to the Company’s deposit agreement with the depositary.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2017	2018	2019	2019
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated from (used in):
Operating activities	$4,157.3	$4,129.2	$5,982.4	$200.0
Investing activities	(3,493.4)	(5,129.3)	(4,237.8)	(141.6)
Financing activities	(550.8)	(2,400.4)	(1,677.3)	(56.1)

Net increase (decrease) in cash and cash equivalents	$113.1	$(3,400.5)	$67.3	$2.3

Net Cash Generated from Operating Activities

Net cash generated from operating activities totaled NT$5,982 million (US$200 million) in 2019, compared to NT$4,129 million in 2018. Net cash generated from operating activities was positively impacted by a profit before income tax of NT$3,022 million (US$101 million) with depreciation expenses of NT$3,732 million (US$125 million) in 2019 compared to a profit before income tax of NT$1,782 million with depreciation expenses of NT$3,377 million in 2018. The increase in net cash generated from operating activities was primarily due to a decrease of accounts and notes receivable of NT$294 million (US$10 million) in 2019 compared to an increase of accounts and notes receivable of NT$734 million in 2018, an increase of other payables of NT$331 million (US$11 million) in 2019 compared to a decrease of other payables of NT$302 million in 2018, and partially offset by the increase of gain on disposal of investment in associates of NT$974 million (US$33 million) in 2019 which was nil in 2018 and income tax payment which was NT$637 million (US$21 million) in 2019 compared to NT$119 million in 2018.

Net cash generated from operating activities totaled NT$4,129 million in 2018, compared to NT$4,157 million in 2017. Net cash generated from operating activities was positively impacted by a profit before income tax of NT$1,782 million with depreciation expenses of NT$3,377 million in 2018 compared to a profit before income tax (including discontinued operations) of NT$3,347 million with depreciation expenses of NT$2,899 million in 2017. The decrease in net cash generated from operating activities was primarily due to an increase of accounts and notes receivable of NT$734 million in 2018 compared to a decrease of accounts and notes receivable of NT$128 million in 2017, a decrease of other payables of NT$302 million in 2018 compared to an increase of other payables of NT$439 million in 2017, the decrease of share-based payments which was NT$41 million in 2018 compared to NT$123 million in 2017 and a decrease of prepayments of NT$47 million in 2018 compared to a decrease of prepayments of NT$127 million in 2017 and partially offset by the decrease of gain on disposal of a subsidiary which was nil in 2018 compared to NT$1,843 million in 2017, gain on disposal of property, plant and equipment which was NT$14 million in 2018 compared to NT$133 million in 2017, insurance compensation income which was NT$147 thousand in 2018 compared to NT$487 million in 2017, income tax payment which was NT$119 million in 2018 compared to NT$388 million in 2017 and the increase of share of loss of associates which was NT$300 million in 2018 compared to NT$179 million in 2017.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$4,238 million (US$142 million) in 2019, compared to NT$5,129 million in 2018. The decrease in net cash used in investing activities primarily resulted from the acquisition of property, plant and equipment of NT$5,441 million (US$182 million) in 2019, compared to NT$4,154 million in 2018, and partially offset by the proceeds from disposal of investment in associate of NT$1,180 million (US$39 million) in 2019, compared to nil in 2018, acquisition of investment in associate which was nil in 2019, compared to NT$795 million in 2018.

Net cash used in investing activities totaled NT$5,129 million in 2018, compared to NT$3,493 million in 2017. The increase in net cash used in investing activities primarily resulted from the decrease in net cash flow from disposal of a subsidiary which was nil in 2018, compared to NT$1,781 million in 2017.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled NT$1,677 million (US$56 million) in 2019, compared to NT$2,400 million in 2018. The decrease in net cash used in financing activities was primarily the result of the payments on capital reduction which was nil in 2019, compared to NT$1,284 million in 2018, net payments of short-term bank loans of nil in 2019, compared to NT$969 million in 2018 and partially offset by the cash distribution of NT$873 million (US$29 million) in 2019, compared to NT$257 million in 2018, net payments of long-term bank loans of NT$756 million (US$25 million) in 2019, compared to net proceeds of long-term bank loans of NT$110 million in 2018.

Net cash used in financing activities totaled NT$2,400 million in 2018, compared to net cash used in financing activities totaled NT$551 million in 2017. The increase in net cash used in financing activities was primarily the result of the net payments of short-term bank loans of NT$969 million in 2018, compared to net proceeds of short-term bank loans of NT$1,282 million in 2017 and the payments on capital reduction which was NT$1,284 million in 2018, compared to nil in 2017 and partially offset by the net proceeds of long-term bank loans of NT$110 million in 2018, compared to net payments of long-term bank loans of NT$976 million in 2017 and the decrease in cash distribution of NT$257 million in 2018, compared to NT$857 million in 2017.

Capital Resources

Capital expenditures in 2017 were funded by NT$4,157 million in cash flows from operating activities. Capital expenditures in 2018 were funded by NT$4,129 million. Capital expenditures in 2019 were funded by NT$5,982 million (US$200 million) in cash flows from operating activities.

Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources”.

Loans

As of December 31, 2019, we had long-term bank loans of NT$9,042 million (US$302 million) (including current portions of such long-term bank loans of NT$748 million (US$25 million)). As of December 31, 2019, NT$7,266 million (US$243 million) of our long-term bank loans were collateralized by land, buildings and equipment. Our long-term bank loans were floating rate loans with a rate of 1.7895% as of December 31, 2019, repayable semi-annually from November 2018 to May 2023.

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

We were in compliance with these financial covenants ratio requirements for 2014 to 2019.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2019:

	As of December 31, 2019
	NT$	US$
	(in millions)
During 2020	$748	$25
During 2021	755	25
During 2022	755	25
During 2023	6,784	227

	$9,042	$302

As of December 31, 2019, certain of our property, plant and equipment and non-current financial assets at amortized cost with an aggregate net book value of NT$8,655 million (US$289 million) and NT$68 million (US$2 million), respectively, were pledged as collateral mainly for long-term bank loans and leases.

On January 1, 2019, MOEA implemented the “Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan” and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January to March 2020 with the line of credit amounted to NT$12,144 million (US$406 million) and terms from seven to ten years. As of the issue date of this report, the Company has used the credit line of the aforementioned project loans for amount of NT$3,584 million (US$120 million).

As of December 31, 2019, we had no short-term loan outstanding.

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

Off-Balance Sheet Arrangements

As of December 31, 2019, we had no off-balance sheet arrangements.

Taxation

The Company is entitled to tax incentives generally available to Taiwan companies under the ROC Statute for Industrial Innovation, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. In 2017, 2018 and 2019, tax credits resulted in tax savings for the Company of approximately NT$7 million, NT$7 million and NT$10 million (US$334 thousand), respectively.

For the purpose of optimizing industrial structure, the Executive Yuan of the ROC government encourages domestic companies to make multiple innovations along with the applications of the smart technology. Companies may deduct to the income tax payable for the current year up to 5% of the annual spending or the income tax payable for the three years from current year up to 3% of the annual spending. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Companies are eligible for the investment credit under the preceding paragraph and other types of investment credit in a year, the total amount creditable in that year shall not exceed 50% of the income tax payable for the current year, unless the current year is the final year for using such credit and no cap is imposed on the creditable amount for that year according to other laws.

Companies are encouraged use their earnings to make substantial investment or upgrade production technology or the quality of products or services, if companies use a certain amount of their undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation as needed for operation of its business or ancillary business within three years from the year after such earnings are derived, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings.

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

The ROC government enacted the alternative minimum tax (“AMT”) Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. In 2017, 2018 and 2019, AMT Act had no effects on the tax expenses of the Company since the income tax payable is above the minimum amount prescribed under the AMT Act.

The amendment to the Income Tax Act has been approved and promulgated in February 2018 to raise the profit-seeking enterprise income tax rate from 17% to 20%, decrease the tax rate on unappropriated retained earnings from 10% to 5%, and abandon the imputation tax credit account effective from fiscal year starting January 1, 2018.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2019, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Within 1 year	2-3 years	4-5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term bank loans(1)	$9,549	$914	$1,787	$6,848	$—
Lease liabilities(1)	917	37	60	58	762
Capital commitments	1,641	1,641	—	—	—

Total contractual cash obligations	$12,107	$2,592	$1,847	$6,906	$762

Note:

(1) Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2019, level throughout all relevant periods.

In addition to the commitments set forth in the contractual obligations table above, we have certain outstanding purchase orders relating to the procurement of raw materials for which there are no definite delivery dates or deadlines.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

The number of directors must not be less than nine and must not be greater than eleven according to our articles of incorporation. Our board of directors currently comprises of nine directors who were elected by our shareholders. The term of office for directors is three years. Of our current nine directors, five are independent directors. The chairman of our board is appointed among the members of our board.

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

Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Since June 10, 2019, of our current nine directors, two directors are representative of Siliconware Precision which is our largest shareholders.

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2020. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	61	Chairman and Director/President	2022

Teresa Wang	64	Director (representative, Siliconware Precision)	2022

Bright Yeh	53	Director (representative, Siliconware Precision)	2022

Lafair Cho	58	Director/Senior Executive Vice President/Chief Operating Officer	2022

Chin-Shyh Ou	62	Independent Director	2022

Yuh-Fong Tang	65	Independent Director	2022

Tai-Haur Kuo	60	Independent Director	2022

Kuei-Ann Wen	59	Independent Director	2022

Jing-Shan Aur	71	Independent Director	2022

Silvia Su	49	Vice President, Finance and Accounting Management Center	—

Shih-Jye Cheng has served as a director and president of the Company since 1998 and the chairman of the Company since June 2003. He has been the vice chairman of Unimos Shanghai since February 2017. He is the sibling of president of ChipMOS USA. He also has been the director of the ChipMOS USA since its inception. He has been the representative and director of Hao Hsiang Investment Co., Ltd., Chin Hsiang Investment Co., Ltd. and Hao Yen Investment Co., Ltd. since April 2018, January 2020 and January 2020, respectively. He was the chairman of ThaiLin from 2002 to 2013, a director of Syntax-Brillian Corporation from November 2005 to June 2008, the chairman of Unimos Shanghai from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from February 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University.

Teresa Wang has been our director since June 2019. Ms. Wang is a director of Unimicron Technology Corporation from June 2011 to June 2017. She also served as a director and senior special assistant of Siliconware Precision since June 2014. She has been the director of Radio Flux Co., Ltd. since May 2016. She has been the chief financial officer of Camel Precision Co., Ltd. She holds a Bachelor’s degree in accounting and statistics from Ming Chuang College in 1978.

Bright Yeh has been our director since June 2019. He also served as a vice president in Siliconware Precision from November 2017. Mr. Yeh has been the director of Siliconware Technology (SuZhou) Ltd. since November 2019. He has been the enterprise operation planning division director of United Microelectronics Corp. He graduated from National Tsing Hua University in Taiwan in 1994 with a Master’s degree in Industrial Engineering.

Lafair Cho has served as the chief operating officer and senior executive vice president of the manufacturing operations center of the Company since January 2017. He has been the director and chairman of the ChipMOS USA since July 2003 and March 2017 and also has been the chairman of the ChipMOS BVI since October 2011. He was the executive vice president of the Company from June 2015 to January 2017. He also served as our vice president of the memory production group from July 2003 to August 2004 and as our director from October 2003 to June 2007. He also served as ThaiLin’s chairman since June 2013, the president since December 2003 and a director since December 2002 until ThaiLin was merged with and into the Company. He was a vice president of ThaiLin from February 2003 to November 2003. He served as manager of production material control of Mosel from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University.

Chin-Shyh Ou has served as one of our directors since June 2007. He was one of ChipMOS Bermuda’s directors since June 2007 until ChipMOS Bermuda was merged with and into the Company. He also served as independent director and compensation committee member of Chi Hua Fitness Co., Ltd. since May and August 2011 respectively. Mr. Ou was the independent director, audit committee member and compensation committee member of Yong Chang International Co., Ltd. (Cayman) since June 2019. He has been a chair professor of the department of the Accounting and Information System at Asia University since August 2018. He has been the independent director, audit committee member and compensation committee member of Tsang Yow Industrial Co., Ltd. since June 2018. In 1998, he joined National Chung Cheng University as a professor and the chairman of the Department of Accounting. He was a professor emeritus of Accounting and Information Technology at National Chung Cheng University since February 2018. Mr. Ou earned a master degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota, USA. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor.

Yuh-Fong Tang has served as one of our directors since June 2013. Mr. Tang has served as the independent director of OPNET Technologies Co., Ltd. since June 2015 and the consultant of Intelligent Silicon Solution Corporation since February 2018. He was the chairman and chief executive officer of Myson Century, Inc. from June 2012 to January 2018, the chairman of ZAVIO Inc. from December 2015 to January 2018, the chairman of compensation committee of Carnival Industrial Corporation from February 2012 to June 2017. He was the vice chairman of Pack-Link Management Corp. from August 2000 to 2007, the independent director of Yulon IT Solutions Inc. from 2007 to May 2013 and the Supervisor of TrueLight Corp. from January 2009 to November 2010. Mr. Tang holds a Ph.D. degree in Electrical Engineering from University of Illinois, USA.

Tai-Haur Kuo has served as one of our directors since June 2013. Mr. Kuo has been a professor of the department of Electrical Engineering at National Cheng Kung University since August 1992. He has served as the independent director, audit committee member and compensation committee member of Holtek Semiconductor Inc. since May 2016, June 2016 and June 2016. He was the director of ZillTek Technology from 2016 to March 2018. He holds a Ph.D. degree in Electrical Engineering from University of Maryland, USA.

Kuei-Ann Wen has served as one of our directors since June 2015. Ms. Wen has been the professor of the department of Electronic Engineering and Institute of Electronics since February 2002, the chief executive officer in strategic development office since August 2012, and the vice dean of International College of Semiconductor Technology at National Chiao Tung University since August 2016. She also served as the independent director, audit committee member and compensation committee member of Xintec Inc. since June 2016. Ms. Wen was the associate dean in the Office of Research and Development at National Chiao Tung University from 2011 to 2016 and she also was the associate dean of College of Electrical and Computer Engineering at National Chiao Tung University. She holds a Ph.D. degree from Institute of Electrical Engineering at National Cheng Kung University.

Jing-Shan Aur has been our director since June 2019. He also severed as served as compensation committee member in Siliconware Precision since June 2018 and he has been the director of Siliconware Precision from June 2005 to June 2014. Mr. Aur has been the director of RSEA Engineering Corp. since October 2009. He was previously the chairman of APTOS (Taiwan) Corp. and the managing director in United Microelectronics Corp. from May 1998 to July 2001. He was the supervisor of Unimicron Technology Corp. from April 1996 to July 2001 and also has been the president of Unimicron Technology Corp. He received a Bachelor’s degree in National Taiwan Ocean University.

Silvia Su has served as the vice president of finance and accounting management center of the Company since July 2018. She has been the supervisor of Unimos Shanghai and the director of the ChipMOS BVI since February 2018. She also has been the director of ChipMOS USA since July 2013. Ms. Su served as the representative and director of Tsai Fu Investment Co., Ltd. and the supervisor of ChipMOS Shanghai since February 2020 and March 2020, respectively. She joined the Group from 2000. She was the director of finance division of ThaiLin from June 2013 till ThaiLin was merged with and into the Company in June 2015. She was the secretary of ChipMOS Bermuda till ChipMOS Bermuda was merged with and into the Company in October 2016. She holds a bachelor’s degree in Accounting from National Chengchi University and a master’s degree in Business Administration from the University of Leeds.

Compensation

The aggregate compensation paid in 2019 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$89 million (US$3 million).

Share Ownership

The following table sets forth certain information as of March 31, 2020 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued
Shih-Jye Cheng	6,150,161	0.85%
Teresa Wang (representative, Siliconware Precision)	148,910,390	20.48%
Bright Yeh (representative, Siliconware Precision)	148,910,390	20.48%
Lafair Cho	101,990	0.01%
Chin-Shyh Ou	—	—
Yuh-Fong Tang	—	—
Tai-Haur Kuo	—	—
Kuei-Ann Wen	—	—
Jing-Shan Aur	261,123	0.04%
Silvia Su	96,041	0.01%

Compensation Committee

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

Audit Committee

The audit committee currently consists of Mr. Chin-Shyh Ou, Mr. Tai-Haur Kuo, Mr. Yuh-Fong Tang, Ms. Kuei-Ann Wen and Mr. Jing-Shan Aur, all of whom are independent directors. Mr. Chin-Shyh Ou serves as a financial expert to the audit committee. Our audit committee charter was adopted on June 28, 2007 and amended on March 10, 2020. The audit committee is required to meet at least once every quarter. Our audit committee charter grants the audit committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our book, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants. The audit committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the audit committee also assumed the responsibilities of supervisors pursuant to the ROC Securities and Exchange Act.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2017	2018	2019	2020
General operations	3,003	3,160	2,958	2,878
Quality control	352	342	285	280
Engineering	1,332	1,445	1,403	1,379
Research and development	665	669	645	645
Sales, administration and finance	143	138	133	138
Others	310	251	268	232

Total	5,805	6,005	5,692	5,552

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31,
Location	2017	2018	2019	2020
Hsinchu Production Group	2,230	2,250	2,139	2,104
Southern Taiwan Production Group	3,571	3,751	3,549	3,441
Shanghai	—	—	—	3
United States	4	4	4	4

Total	5,805	6,005	5,692	5,552

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Restricted Shares

On November 12, 2014, the board of directors of the Company approved 2014 Restricted Stock Award Agreement which has 17,300,000 restricted shares available for issuance. The par value and granting price of the restricted shares were NT$10 and zero, respectively. The issuance of the restricted shares was approved by the Special General Meeting of the Shareholders’ of the Company on December 30, 2014 and approved by the Financial Supervisory Commission of ROC on June 30, 2015. Under the Restricted Stock Award Agreement, the restricted shares will be issued to the employees determined by the board. The restricted shares received will be vested on the vesting ratio when the determined employees accomplish the required years of services and performance conditions. The restricted shares are not restricted for the dividend distribution. The employees are required to return the received restricted shares but not the dividends received if they resign during the vesting period. The returned restricted shares will be retired and cancelled. In 2017, 695,200 restricted shares were forfeited. In 2018, 371,977 restricted shares were forfeited. In 2019, 24,671 restricted shares were forfeited.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information known to us concerning the record ownership of our shares as of June 19, 2017, April 12, 2019 and April 11, 2020 (our most recent record date) (1) the largest ten shareholders of the Company as of such record date and (2) our directors and executive officers as a group.

	June 19, 2017				April 12, 2019				April 11, 2020(1)
Name of Beneficial Owners	Numbers of Shares Owned		Percentage of Shares Owned		Numbers of Shares Owned		Percentage of Shares Owned		Numbers of Shares Owned		Percentage of Shares Owned
Siliconware Precision Industries Co., Ltd	156,045,540		18.22%		148,910,390		20.12%		148,910,390		20.48%
Depositary(2)	302,785,500		35.36%		99,507,534		13.45%		94,534,754		13.00%
Citibank (Taiwan) in its capacity as Master Custodian for Investment Account of GIC Pte Ltd. (Singapore)	39,371,000		4.43%		22,225,661		3.00%		20,400,313		2.81%
Fubon Life Insurance Co., Ltd.	16,100,000		1.82%		13,683,762		1.85%		13,683,762		1.88%
Norges Bank	*		*		9,088,840		1.23%		12,955,840		1.78%
JPMorgan Chase Bank N.A., Taipei Branch in custody for Vanguard Total International Stock Index Fund, a series of Vanguard Star Funds	*		*		9,594,464		1.30%		11,102,348		1.53%
Morgan Stanley & Co. International Plc	*		*		17,759,559		2.40%		9,144,979		1.26%
Vanguard Emerging Markets Stock Index Fund, a series of Vanguard International Equity Index Funds	*		*		*		*		8,330,568		1.15%
Goldman Sachs Funds—Goldman Sachs Emerging Markets CORE(R) Equity Portfolio	*		*		*		*		6,493,000		0.89%
Hao Hsiang Investment Co., Ltd.	*		*		*		*		6,244,777		0.86%
Directors and executive officers, as a group(3)	9,691,200	(4)	1.09%	(4)	15,748,054	(5)	2.08%	(5)	155,519,705	(6)	21.39%	(6)

Notes:

*	Was not one of the largest ten shareholders of the Company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs. With effect from October 31, 2016, Citibank, N.A. acts as the depositary.
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

(4)	As of March 31, 2018.
(5)	As of March 31, 2019.
(6)	As of March 31, 2020.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2020, a total of 727,240,126 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through their custodians in the ROC. As of March 31, 2020, 94,734,754 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADSs Deposit Agreement. Citibank, N.A., has advised us that, as of March 31, 2020, 4,736,737 ADSs, representing 94,734,754 common shares, were held of record by Cede & Co. and 330 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by US persons.

Related Party Transactions

Unimos Microelectronics (Shanghai) Co., Ltd.

We conducted our PRC operations through Unimos Shanghai, the 45.02% owned affiliate of ChipMOS BVI, our controlled subsidiary. On November 30, 2016, the Company and Tsinghua Unigroup agreed to form a joint-venture. Under the joint-venture, the Equity Interest Transfer Agreements among ChipMOS BVI, a wholly-owned subsidiary of the Company, and some strategic investors which including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, were executed. Pursuant to the agreement, ChipMOS BVI, would sell, for the aggregate purchase price of approximately RMB 484 million, 54.98% equity interests of its wholly-owned subsidiary, Unimos Shanghai, to the strategic investors, and Unigroup Guowei would hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, would own approximately 6.98% equity interest of Unimos Shanghai. Unimos Shanghai is no longer the subsidiary of the Company following the sale of equity interests, which was completed in March 2017. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all the equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after completed transaction.

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

On April 1, 2020, the Company and Unimos Shanghai mutually agreed to terminate the technology transfer agreement.

Item 8.	Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-82.

Legal Proceedings

We were not involved in any material litigation in 2019 and are not currently involved in any material litigation.

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”.

Dividends and Dividend Policy

The following table sets forth the distribution per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those distributions. During 2017, 2018 and 2019, we paid cash distributions in the amounts of NT$1.00, NT$0.30 and NT$1.20 (US$0.04), respectively.

	Cash Distributions per Share	Stock Dividends per Share	Total Shares Issued as Stock Dividends	Outstanding Common Shares at Year End
	(NT$)	(NT$)
2017	1.00	—	—	856,059,061
2018	0.30	—	—	727,264,797
2019	1.20	—	—	727,240,126

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

Changes in Share Capital

Under the ROC Company Act, any change in the authorized share capital of a company limited by shares requires an amendment to its articles of incorporation, which in turn requires approvals each at the meeting of the board of directors and shareholders’ meeting. In the case of a public company such as the Company, it must also make an effective registration with the FSC and an amendment to the corporate registration with the Hsinchu Science Park Bureau of the Ministry of Science and Technology. Authorized but unissued common shares may be issued, subject to the applicable ROC law, upon terms as the board of the Company may determine. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information.

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

Meeting of Shareholders

The Company will be required to hold an annual general meeting of shareholders within six months following the end of each fiscal year. These meetings are generally held in Hsinchu, Taiwan. Any shareholder who holds 1% or more of the Company’s issued and outstanding shares may submit one proposal, in writing or by electronic means designated by the Company, for discussion at the annual general meeting. Extraordinary shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the issued and outstanding shares for a period of one year or longer. Any one or more shareholders who have held in aggregate more than half of the issued and outstanding shares for at least three consecutive months may convene an extraordinary shareholders’ meeting. Shareholders’ meetings may also be convened by the audit committee. Notice in writing of shareholders’ meetings, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders. If a company adopts a nomination procedure for election of directors in its articles of incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the Company along with relevant information and supporting documents in accordance with the requirements under the ROC Company Act. Under the Company’s articles of incorporation which was resolved by the shareholders at the annual general meeting of shareholders in June of 2019, the Company adopted such nomination procedures for election of all directors.

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

Holders of the Company’s ADSs do not have the same voting rights as holders of our common shares. Instead, the voting rights of holders of the Company’s ADSs are governed by and described in the Deposit Agreement.

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

Material Contracts

We have entered into the following contracts that are effective or within the two years preceding the date of this Annual Report on Form 20-F that are or may be material:

•

On May 16 2016, the Company entered into the Syndicated Loan Agreement with Land Bank of Taiwan Co., Ltd., Bank of Taiwan Co., Ltd. and Taiwan Cooperative Bank Co., Ltd. to obtain a syndicated loan facility in the amount of NT$13.2 billion separated into two parts with term of five years. This loan facility was used to refinance the existing bank debts and for general corporate purposes.

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

•

On November 30, 2016, ChipMOS BVI, Unigroup Guowei, Gongqingcheng Changhou, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the parties agreed to operate Unimos Shanghai’s business together.

•

On April 10, 2017, ChipMOS BVI, Unigroup Guowei, Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership) (“Gongqingcheng Changhou Hongsin”), Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the Gongqingcheng Changhou transfer the interest to Gongqingcheng Changhou Hong Xin.

•

On November 28, 2017, ChipMOS BVI, Unigroup Guowei, Gongqingcheng Changhou Hong Xin, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the extension of the paid in capital.

•

On May 15 2018, the Company entered into Syndicated Loan Agreement with Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. to obtain a syndicated loan facility in the amount of NT$12.0 billion separated into two parts with term of five years. This loan facility was used to refinance the existing bank debts and for general corporate purposes.

•

On August 1, 2018, ChipMOS BVI, Unigroup Guowei, Gongqingcheng Changhou Hong Xin, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which ChipMOS TECHNOLOGIES (Shanghai) LTD., was renamed to Unimos Shanghai.

•

On December 29, 2018, ChipMOS BVI, Beijing Unis Memory Technology Co., Ltd. (“Beijing Ziguang Storage”) Gongqingcheng Changhou Hong Xin, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the Unigroup Guowei will transfer the 48.0% equity interests of Unimos Shanghai to Beijing Ziguang Storage.

•

On February 1, 2019, ChipMOS BVI, Beijing Ziguang Storage, Gongqingcheng Changhou Hong Xin, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which the Gongqingcheng Changhou Hong Xin will transfer the 2% equity interests of Unimos Shanghai to Beijing Ziguang Storage.

•

On June 18, 2019, ChipMOS BVI, Beijing Ziguang Storage, Unigroup Guowei, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which Beijing Ziguang Storage cancelled the signed “Equity Interest Transfer Agreement” between Unigroup Guowei. Unigroup Guowei thus has restored to hold 48% of the equity of Unimos Shanghai.

•

On August 8, 2019, ChipMOS BVI, Beijing Ziguang Storage, Unigroup Guowei, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which Unimos Shanghai was required consolidate the 4th, 5th, and 6th amendments to file the transfer.

•

On December 16, 2019, ChipMOS BVI, Yangtze Memory, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amended And Restated Agreement for Sino-Foreign Equity Joint Venture, pursuant to which Beijing Ziguang Storage and Unigroup Guowei sold and transferred all of the equity interests in Unimos Shanghai to Yangtze Memory.

•

On December 23, 2019, the Company entered into a Supplement Agreement to 2018 Syndicated Loan Agreement with Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. The clauses regarding the creation of encumbrance over the Collateral was amended to apply for other facilities in accordance with the Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan – Guidelines for Policy Oriented Special Loans stipulated by the National Development Fund of the Executive Yuan.

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

On September 30, 2003, the ROC Executive Yuan approved an amendment to Regulations Governing Investment in Securities by Overseas Chinese and Foreign Nationals, or the Regulations, which took effect on October 2, 2003. According to the Regulations, the ROC Financial Supervisory Commission (the “ROC FSC”) abolished the mechanism of the so-called “qualified foreign institutional investors” and “general foreign investors” as stipulated in the Regulations before the amendment.

Under the Regulations, foreign investors are classified as either “onshore foreign investors” or “offshore foreign investors” according to their respective geographical location. Both onshore and offshore foreign investors are allowed to invest in ROC securities after they register with the TWSE. The Regulations further classify foreign investors into foreign institutional investors and foreign individual investors. “Foreign institutional investors” refer to those investors incorporated and registered in accordance with foreign laws outside of the ROC (i.e., offshore foreign institutional investors) or their branches set up within the ROC (i.e., onshore foreign institutional investors). Offshore overseas Chinese and foreign individual investors may be subject to a maximum investment ceiling that will be separately determined by the ROC FSC after consultation with the Central Bank of the Republic of China (Taiwan). Currently, there is no maximum investment ceiling for offshore overseas investment in the ROC securities market.

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

The ROC FSC announced on April 30, 2009 the Regulations Governing Securities Investment and Futures Trading in Taiwan by Mainland Area Investors (“PRC Regulations”) and amended the same on October 6, 2010. According to the PRC Regulations, a PRC QDII is allowed to invest in ROC securities (including less than 10% shareholding of a ROC company listed in TWSE or Taipei Exchange). Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDII must apply with the TWSE for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the ROC securities market with the amount approved by the TWSE. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to certain percentage pursuant to a list promulgated by the FSC and amended from time to time. PRC investors other than QDII, however, are prohibited from making investments in a ROC company listed on the TWSE or the Taipei Exchange, unless with approval from the MOEAIC for its investment of 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of such ROC company.

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

In addition, the depositary may also convert into NT dollars incoming payments for purchase of common shares for deposit in the depositary receipts facility against the creation of additional ADSs. If you withdraw the common shares underlying your ADSs and become a holder of the Company’s common shares, you may convert into NT dollars subscription payment for rights offerings. The depositary may be required to obtain foreign exchange payment approval from the Central Bank of the Republic of China (Taiwan) on a payment-by-payment basis for conversion from NT dollars into foreign currencies of the proceeds from the sale of subscription rights of new common shares. Such approvals may not be obtained in a timely manner, or at all.

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

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Eswatini, Malaysia, North Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada and Poland. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares issued by ROC companies. A non-ROC holder of our ADSs may or may not be considered as the beneficial owner of our shares for the purposes of such treaties. Accordingly, holders of our ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

Material U.S. Federal Income Tax Consequences

The discussion below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our ADSs. Each holder or prospective holder of our ADSs is urged to consult his, her or its own tax advisor.

General

This discussion is a general summary of the material U.S. federal income tax consequences to U.S. Holders and Non-U.S. Holders, both as defined below, of the ownership and disposition of our ADSs as of the date of this report. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable U.S. Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and guidance, all of which are subject to change, possibly on a retroactive basis. This summary applies to you only if you hold our ADSs as a capital asset within the meaning of Section 1221 of the Code (generally, held for investment). The U.S. Internal Revenue Service, or the “IRS,” may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our ADSs. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the ownership of our ADSs. In particular, the discussion does not address tax consequences that depend upon an investor’s particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the U.S. federal estate or gift tax laws. You are urged to consult your own tax advisor regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and U.S. federal estate and gift tax consequences resulting from the ownership and disposition of our ADSs. In addition, this summary does not take into account special U.S. federal income tax rules that apply to particular categories of holders of our ADSs, including, without limitation, the following:

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

•

a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) that, if it was in existence on August 20, 1996, was treated as a U.S. person prior to that date and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partnership holding our ADSs or a partner in such partnership, you should consult your tax advisor with respect to the U.S. federal income tax consequences of the ownership and disposition of our ADSs by the partnership.

General

In general, a U.S. Holder of our ADSs will be treated as owning the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying shares represented by those ADSs. The U.S. Department of the Treasury has expressed concern that parties to whom ADSs are released before shares are delivered to the Depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of ADSs. These actions would also be inconsistent with the claiming of the preferential rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of ROC taxes, and the availability of the preferential tax rate for dividends received by certain non-corporate U.S. Holders, each as described below, could be affected by actions taken by such parties or intermediaries.

Distributions

Subject to the “passive foreign investment company” (or “PFIC”) rules discussed below, the amount of any cash distribution (other than in liquidation) that you receive with respect to our ADSs including the amount of any ROC taxes actually withheld therefrom (described above in “—ROC Taxation”) generally will be taxed to a U.S. Holder as dividend income to the extent such distribution does not exceed ChipMOS Taiwan’s current or accumulated earnings and profits (or “E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt by the Depositary. Dividends received by individuals and certain other non-corporate U.S. Holders from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. ChipMOS Taiwan ADSs are traded on an established securities market in the United States, although ChipMOS Taiwan cannot guarantee that its ADSs will be so traded in the future. ChipMOS Taiwan does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future. No assurance can be given, however, that the IRS will not disagree and seek to treat ChipMOS Taiwan as a PFIC. If ChipMOS Taiwan were a PFIC with respect to a particular U.S. Holder, dividends received from ChipMOS Taiwan would be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of ChipMOS Taiwan ADSs should consult their own tax advisors regarding the availability of a reduced dividend tax rate in light of their own particular circumstances. To the extent any distribution exceeds ChipMOS Taiwan’s E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in ChipMOS Taiwan ADSs and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ChipMOS Taiwan ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of ChipMOS Taiwan ADSs. However, because ChipMOS Taiwan does not maintain calculations of its E&P under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Because ChipMOS Taiwan is not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by it.

For U.S. foreign tax credit limitation purposes, dividends received on ChipMOS Taiwan ADSs will be treated as foreign source income and will generally constitute “passive category income,” or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of ROC taxes actually withheld on dividends paid on ChipMOS Taiwan ADSs. The rules governing U.S. foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

Sale, Exchange or Other Disposition of ChipMOS Taiwan ADSs

Subject to the PFIC rules discussed below, generally, in connection with the sale, exchange or other disposition of ChipMOS Taiwan ADSs:

•

you will recognize capital gain or loss equal to the difference (if any) between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in such ChipMOS Taiwan ADSs;

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

Passive Foreign Investment Company (PFIC)

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of passive income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. ChipMOS Taiwan does not expect to be a PFIC for its current taxable year or the foreseeable future. However, a company’s PFIC status is a legal and factual determination that must be made annually and thus may be subject to change. If ChipMOS Taiwan were treated as a PFIC, gain realized on the sale, exchange or other disposition of your ChipMOS Taiwan ADSs would in general not be treated as capital gain. Instead, such gain would be allocated ratably over your holding period for the ChipMOS Taiwan ADSs. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before ChipMOS Taiwan became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge on the tax attributable to each such year. If ChipMOS Taiwan were a PFIC for any year during a U.S. Holder’s holding period for ChipMOS Taiwan ADSs, it generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs. Dividends received from ChipMOS Taiwan ADSs will not be eligible for the special tax rates applicable to qualified dividend income for certain non-corporate U.S. Holders if ChipMOS Taiwan is treated as a PFIC with respect to the U.S. Holder, either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. Further, any distribution in respect of ChipMOS Taiwan ADSs in excess of 125 percent of the average annual distributions on ChipMOS Taiwan ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be allocated ratably over the U.S. Holder’s holding period for ChipMOS Taiwan ADSs and subject to taxation as described with respect to sales, exchanges or other dispositions above. Certain elections may be available that would result in alternative treatments such as mark-to-market treatment of the ADSs.

3.8% Medicare Tax on “Net Investment Income”

Certain U.S. Holders that are individuals, estates, and certain trusts are subject to a 3.8% tax on all or a portion of their “net investment income,” which may include any gain realized or amounts received with respect to their ChipMOS Taiwan ADSs, to the extent of their net investment income that, when added to other modified adjusted gross income, exceeds $200,000 for a single taxpayer (or a qualifying head of household), $250,000 for married taxpayers filing a joint return (or a qualifying widower), or $125,000 for a married taxpayer filing a separate return. U.S. Holders should consult their own tax advisors with respect to the applicability of the net investment income tax.

Information Reporting and Backup Withholding

Except in the case of corporations or other exempt holders, amounts received by a U.S. Holder in connection with distributions, if any, paid by ChipMOS Taiwan with respect to ChipMOS Taiwan ADSs and proceeds from the sale, exchange or other disposition of ChipMOS Taiwan ADSs may be subject to U.S. information reporting requirements and backup withholding unless the U.S. Holder provides an accurate taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax and amounts withheld may be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that certain required information is timely furnished to the IRS.

U.S. Holders who are individuals (and under proposed regulations, certain entities) and who own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the tax year (or more than $75,000 at any time during the tax year) are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include securities issued by a non-U.S. issuer (which would include ChipMOS Taiwan ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Individuals who fail to report the required information could be subject to substantial penalties, and such individuals should consult their own tax advisors concerning the application of these rules to their investment in ChipMOS Taiwan ADSs.

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

Non-U.S. Holders

For purposes of this discussion, if you are not a U.S. Holder (as defined above), you are a “Non-U.S. Holder”.

Distributions on Our ADSs

You generally will not be subject to U.S. federal income tax or withholding on distributions made on our ADSs unless:

•	you conduct a trade or business in the United States, and

•

the distributions are effectively connected with the conduct of that trade or business (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a profit-for-the-year basis in respect of income from our ADSs, such distributions are attributable to a permanent establishment that you maintain in the United States).

If you meet the two tests above, you generally will be subject to tax in respect of such distributions in the same manner as a U.S. Holder, as described above. In addition, any effectively connected distributions received by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30-percent rate or such lower rate as may be specified by an applicable income tax treaty.

Sale, Exchange or Other Disposition of Our ADSs

Generally, you will not be subject to U.S. federal income tax or withholding in respect of gain recognized on a sale, exchange or other disposition of our ADSs unless:

•

your gain is effectively connected with a trade or business that you conduct in the United States (and, if an applicable income tax treaty so requires as a condition for you to be subject to U.S. federal income tax on a profit-for-the-year basis in respect of gain from the sale, exchange or other disposition of our ADSs, such gain is attributable to a permanent establishment that you maintain in the United States), or

•	you are an individual Non-U.S. Holder and are present in the United States for at least 183 days in the taxable year of the sale, exchange or other disposition, and certain other conditions exist.

If you meet either of the two tests above, you will be subject to tax in respect of any gain effectively connected with your conduct of a trade or business in the United States generally in the same manner as a U.S. Holder, as described above. Effectively connected gains realized by a non-U.S. corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30-percent or such lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

Payments, including distributions and proceeds from sales, exchanges or other dispositions in respect of our ADSs that are made in the United States or by a U.S.-related financial intermediary will be subject to U.S. information reporting rules. In addition, such payments may be subject to U.S. federal backup withholding. You will not be subject to backup withholding provided that:

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

Market Risks

Our exposure to financial market risks relates primarily to changes in interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative financial instruments, the application of which is primarily for hedging, and not for speculative purposes.

Interest Rate Risks

As of December 31, 2019, we had aggregate debts outstanding of NT$9,042 million (US$302 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2019, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual interest rate of 1.7895% as of December 31, 2019. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$91 million (US$3 million) based on our outstanding floating rate indebtedness as of December 31, 2019.

As of December 31, 2018 and 2019, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the RMB, the Japanese yen and the US dollar. As of December 31, 2019, 59.6% of our financial assets and 4.1% of our financial liabilities are denominated in the RMB, US dollar and Japanese yen, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$261 million (US$9 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2019. As of December 31, 2018 and 2019, we had no outstanding forward exchange or foreign currency option contracts.

See Note 33 of our audited consolidated financial statements for additional information on financial risk management.

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

Depositary Payment

In 2019, we received US$62.3 thousand from Citi Bank N.A., the Depositary for our ADR program. The table below sets forth details of the amount we received from Citi Bank N.A.

Item	US$ (in thousand)
Reimbursement of Proxy Process Expenses	15.1
Reimbursement of Legal Fees	5.0
Reimbursement of Settlement Infrastructure Fees	1.0
Reimbursement of ADR holders identification expenses	16.7
Direct reimbursement to issuer	62.3

Total Payments (1)	100.1

Note:

(1)	Net of U.S. withholding tax.

PART II

Item 13.	Defaults, Dividend, Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Our management, including our President, the principal executive officer and Vice president of the Finance and Accounting Management Center, the principal financial officers, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our management concluded that, our disclosure controls and procedures were effective as of December 31, 2019.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Annual Report on Internal Control Over Financial Reporting is set forth below.

Management’s Report on Internal Control Over Financial Reporting

April 23, 2020

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

•

provide reasonable assurance that our transactions are recorded as necessary to permit preparation of our financial statements in accordance with IFRSs, and that our receipts and expenditures are being made only in accordance with authorizations of our management and our directors; and

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2019 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management concludes that our internal control over financial reporting was effective as of December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.

/s/ Shih-Jye Cheng		/s/ Silvia Su
Name:	Shih-Jye Cheng	Name:	Silvia Su
Title:	Chairman and President	Title:	Vice President, Finance and Accounting Management Center

Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2019, there have been no changes in our internal control over financial reporting that may materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the aggregate fees that we paid or accrued for services provided by PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) for the years ended December 31, 2018 and 2019.

	2018	2019
	NT$	NT$
	(In thousands)
Audit Fees	$15,950	$16,400
Audit Related Fees	200	200
Tax Fees	3,630	2,900

Total	$19,780	$19,500

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

Repurchase Programs.

On August 10, 2015, the board of directors adopted on a share repurchase program to repurchase up to 20.0 million of our shares through open market transactions at a price no more than NT$41.34 per share during the period from August 11, 2015 to October 10, 2015. On September 18, 2015, we completed this share repurchase program under which we repurchased 20.0 million shares for approximately NT$634 million. The repurchased shares were cancelled. On August 10, 2015, the Company’s Board of Directors approved the cancellation of treasury stock. (Repurchase Program I)

On February 4, 2016, the board of directors adopted on a share repurchase program to repurchase up to 15.0 million of our shares through open market transactions at a price no more than NT$40.00 per share during the period from February 5, 2016 to April 4, 2016. The purpose for the above share repurchase is to boost the morale of the employees and therefore such repurchased shares will be transferred to the employees of the Company. On April 1, 2016, we completed this share repurchase program under which we repurchased 15.0 million shares for approximately NT$511 million. The repurchased shares were cancelled. On March 7, 2019, the Company’s Board of Directors approved the cancellation of treasury stock. (Repurchase Program II)

On May 12, 2016, the board of directors adopted on a share repurchase program to repurchase up to 15.0 million of our shares through open market transactions at a price no more than NT$40.00 per share during the period from May 13, 2016 to July 12, 2016. The purpose for the above share repurchase is to boost the morale of the employees and therefore such repurchased shares will be transferred to the employees of the Company. On July 1, 2016, we completed this share repurchase program under which we repurchased 15.0 million shares for approximately NT$494 million. The repurchased shares were cancelled. On August 6, 2019, the Company’s Board of Directors approved the cancellation of treasury stock. (Repurchase Program III)

Other repurchases.

On September 14, 2016, we repurchased 85 thousand shares from our dissenting shareholders in accordance with the Merger of the Company and ChipMOS Bermuda which was effective on October 31, 2016. The repurchased shares were cancelled. On August 6, 2019, the Company’s Board of Directors approved the cancellation of treasury stock.

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

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-82.

Item 19.	Exhibits

Exhibits	Description

1.1	Articles of Incorporation of ChipMOS TECHNOLOGIES INC. as amended on June 10, 2019. (English Translation)

2.1	Form of the Deposit Agreement among ChipMOS TECHNOLOGIES INC., Citibank, N.A. and The Holders and Beneficial Owners of American Depositary Shares issued hereunder. (2)

4.1	Syndicated Loan Agreement, dated July 2, 2014, between ChipMOS TECHNOLOGIES INC. and Bank of Taiwan as the lead Arranger. (English Translation) (3)

4.2	Merger Agreement, dated November 12, 2014, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation) (3)

4.3	Share Subscription Agreement, dated December 11, 2015, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.4	Strategic Alliance Agreement, dated December 11, 2015, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.5	Agreement and Plan of Merger, dated January 21, 2016, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (1)

4.6	Subscriber Joinder Agreement, dated February 25, 2016, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.7	Share Subscription Agreement, dated February 25, 2016, between ChipMOS TECHNOLOGIES INC. and Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (English Translation) (1)

4.8	Syndicated Loan Agreement, dated May 16, 2016, between ChipMOS TECHNOLOGIES INC. and, Land Bank of Taiwan Co., Ltd., Bank of Taiwan Co., Ltd. and Taiwan Cooperative Bank Co., Ltd. (English Translation) (4)

4.9	Termination Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (4)

4.10	Termination Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES INC. and Tibet MaoYeChaungXin INVESTMENT CO., LIMITED. (English Translation) (4)

4.11	Equity Interest Transfer Agreement, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd. and ChipMOS TECHNOLOGIES INC. (English Translation) (4)

4.12	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Gongqingcheng Changhou Investment Management Ltd. (English Translation) (4)

4.13	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Accretech (China) Co., Ltd. (English Translation) (4)

4.14	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Chao-Jung Tsai (English Translation) (4)

4.15	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (English Translation) (4)

4.16	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shih-Jye Cheng (English Translation) (4)

Exhibits	Description

4.17	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shou-Kang Chen (English Translation) (4)

4.18	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and David W. Wang (English Translation) (4)

4.19	Agreement for Sino-Foreign Equity Joint Venture, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Investment Management Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.20	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated April 10, 2017, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(6)

4.21	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated November 28, 2017, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(6)

4.22	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 1, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(6)

4.23	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated December 29, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(6)

4.24	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated February 1, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(6)

4.25	Syndicated Loan Agreement, dated May 15, 2018, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation)(6)

4.26	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated June 18, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

4.27	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 8, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

4.28	Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 16, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

4.29	Supplement Agreement to Syndicated Loan Agreement, dated December 23, 2019, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES INC.

11.1	Code of Ethics and Business Conduct. (English Translation) (4)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) under the Exchange Act.

Exhibits	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-4 (File No. 333-209733), filed on February 26, 2016.
(2)	Incorporated by reference to our Registration Statement on Form F-6/Amendment No. 1 (File No. 333-209736), filed on June 21, 2016.
(3)	Incorporated by reference to the Annual Report on Form 20-F (File No. 0-31106) of ChipMOS TECHNOLOGIES (Bermuda) LTD., filed on April 24, 2015.
(4)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 20, 2017.
(5)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 19, 2018.
(6)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 25, 2019.

We have not included as exhibits certain instruments with respect to our debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Hsinchu, Taiwan, Republic of China, on April 23, 2020.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Notes 2, 39 and 40 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for financial instruments and revenue from contracts with customers in 2018.

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

April 23, 2020

We have served as the Company’s auditor since 2015.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2017, 2018 and 2019

	Notes	2017	2018	2019	2019
		NT$000	NT$000	NT$000	US$000
Revenue	4	17,940,855	18,480,027	20,337,881	679,969
Cost of revenue	5,17	(14,703,729)	(15,050,032)	(16,411,742)	(548,704)

Gross profit		3,237,126	3,429,995	3,926,139	131,265
Research and development expenses	5	(985,873)	(939,269)	(1,007,631)	(33,689)
Sales and marketing expenses	5	(64,397)	(53,451)	(56,076)	(1,875)
General and administrative expenses	5	(639,809)	(485,068)	(498,241)	(16,658)
Other operating income (expenses), net	6	692,834	147,514	92,928	3,107

Operating profit	4	2,239,881	2,099,721	2,457,119	82,150
Finance costs	7	(217,283)	(190,248)	(180,262)	(6,027)
Share of loss of associates	4	(179,491)	(300,101)	(154,926)	(5,179)
Gain on disposal of investment in associates	13	16,929	—	973,609	32,551
Other non-operating income (expenses), net	8	(327,620)	173,070	(73,287)	(2,450)

Profit before income tax		1,532,416	1,782,442	3,022,253	101,045
Income tax expense	9	(550,487)	(456,618)	(513,679)	(17,174)

Profit from continuing operations		981,929	1,325,824	2,508,574	83,871
Profit from discontinued operations	20	1,814,953	—	—	—

Profit for the year		2,796,882	1,325,824	2,508,574	83,871

Other comprehensive income (loss):
Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Exchange differences on translation of foreign operations		(232,652)	(51,077)	(104,198)	(3,484)
Share of other comprehensive income of associates that will be reclassified to profit or loss		678	—	—	—

Net other comprehensive loss that will be reclassified to profit or loss in subsequent periods		(231,974)	(51,077)	(104,198)	(3,484)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Other comprehensive income (loss) on remeasurements of defined benefit plans	26	50,838	(59,961)	20,916	699
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	12	—	85,022	(52,549)	(1,757)
Share of other comprehensive loss of associates that will not be reclassified to profit or loss		(124)	(2,687)	5,732	192
Income tax effect that will not be reclassified to profit or loss	9	(8,642)	(4,126)	2,833	95

Net other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		42,072	18,248	(23,068)	(771)

Other comprehensive loss for the year, net of income tax		(189,902)	(32,829)	(127,266)	(4,255)

Total comprehensive income for the year, net of income tax		2,606,980	1,292,995	2,381,308	79,616

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

Years Ended December 31, 2017, 2018 and 2019

	Notes	2017		2018		2019		2019
		NT$000		NT$000		NT$000		US$000
Profit attributable to:
Equity holders of the Company
- Continuing operations			981,929		1,325,824		2,508,574		83,871
- Discontinued operations			1,814,953		—		—		—

			2,796,882		1,325,824		2,508,574		83,871

Total comprehensive income attributable to:
Equity holders of the Company
- Continuing operations			1,079,672		1,292,995		2,381,308		79,616
- Discontinued operations			1,527,308		—		—		—

			2,606,980		1,292,995		2,381,308		79,616

Basic earnings per share:	10
Equity holders of the Company
- Continuing operations		NT$	1.16	NT$	1.65	NT$	3.45	US$	0.12
- Discontinued operations			2.14		—		—		—

Equity holders of the Company		NT$	3.30	NT$	1.65	NT$	3.45	US$	0.12

Diluted earnings per share:	10
Equity holders of the Company
- Continuing operations		NT$	1.13	NT$	1.63	NT$	3.40	US$	0.11
- Discontinued operations			2.10		—		—		—

Equity holders of the Company		NT$	3.23	NT$	1.63	NT$	3.40	US$	0.11

Basic earnings per equivalent ADS:
Equity holders of the Company
- Continuing operations		NT$	23.20	NT$	33.03	NT$	69.00	US$	2.31
- Discontinued operations			42.87		—		—		—

Equity holders of the Company		NT$	66.07	NT$	33.03	NT$	69.00	US$	2.31

Diluted earnings per equivalent ADS:
Equity holders of the Company
- Continuing operations		NT$	22.68	NT$	32.59	NT$	68.06	US$	2.28
- Discontinued operations			41.93		—		—		—

Equity holders of the Company		NT$	64.61	NT$	32.59	NT$	68.06	US$	2.28

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2018 and 2019

	Notes	December 31, 2018	December 31, 2019	December 31, 2019
		NT$000	NT$000	US$000
Assets
Non-current assets
Non-current financial assets at fair value through profit or loss	11	11,471	11,038	369
Non-current financial assets at fair value through other comprehensive income	12	174,357	121,808	4,072
Investment in associates	13	3,863,741	3,392,910	113,437
Non-current financial assets at amortized cost	14,32	99,103	68,450	2,289
Property, plant and equipment, net	15,32	16,819,621	17,979,444	601,118
Right-of-use assets	16	—	687,068	22,971
Deferred tax assets	9	226,716	194,552	6,505
Refundable deposits		22,006	21,145	707
Other non-current assets		28,560	67,126	2,244

		21,245,575	22,543,541	753,712

Current assets
Inventories	17	1,778,835	1,767,642	59,099
Current financial assets at amortized cost	14	169,168	168,970	5,649
Current contract assets	4	299,835	377,869	12,634
Accounts and notes receivable	18	4,747,288	4,453,669	148,902
Accounts receivable – related parties		140	1,045	35
Other receivables		63,037	89,676	2,998
Other receivables – related parties		3,131	2,948	99
Current tax assets		139,595	138,941	4,645
Prepayments		44,592	57,502	1,922
Cash and cash equivalents	19	4,642,522	4,704,084	157,275

		11,888,143	11,762,346	393,258

Total assets		33,133,718	34,305,887	1,146,970

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2018 and 2019

	Notes	December 31, 2018	December 31, 2019	December 31, 2019
		NT$000	NT$000	US$000
Equity and liabilities
Capital and reserves
Issued capital	21	7,528,577	7,272,401	243,143
Capital surplus	22	6,263,553	6,050,787	202,300
Retained earnings	22
Legal reserve		1,469,170	1,579,478	52,807
Unappropriated retained earnings		3,602,663	4,651,215	155,507
Other reserve	23
Foreign currency translation reserve		14,516	(89,682)	(2,998)
Unrealized gain on valuation of financial assets at fair value through other comprehensive income		106,898	66,386	2,219
Unearned employee awards		(1,701)	—	—
Treasury stock	24	(962,503)	—	—

Total equity		18,021,173	19,530,585	652,978

Non-current liabilities
Long-term bank loans	25,30,32	9,042,096	8,293,226	277,273
Non-current lease liabilities	30	—	668,384	22,346
Deferred tax liabilities	9	308,759	309,129	10,335
Net defined benefit liability, non-current	26	520,765	480,107	16,052
Guarantee deposits	30	1,092	1,095	37
Other non-current liabilities		—	4,500	150

		9,872,712	9,756,441	326,193

Current liabilities
Current contract liabilities	4	1,432	1,231	41
Accounts payable		637,271	819,548	27,401
Accounts payable – related parties		347	—	—
Payables to contractors and equipment suppliers		1,516,735	972,770	32,523
Other payables		1,678,482	2,004,266	67,010
Other payables – related parties		218	—	—
Current tax liabilities		546,342	386,832	12,933
Current provisions	27	29,352	1,998	67
Current lease liabilities	30	—	24,567	821
Receipts in advance		1,013	988	33
Other current liabilities		30,800	32,242	1,078
Current refund liabilities	28	32,627	26,000	869
Long-term lease obligations payable, current portion		17,792	—	—
Long-term bank loans, current portion	25,30,32	747,422	748,419	25,023

		5,239,833	5,018,861	167,799

Total liabilities		15,112,545	14,775,302	493,992

Total equity and liabilities		33,133,718	34,305,887	1,146,970

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years Ended December 31, 2017, 2018 and 2019

			Retained earnings (Note 22)		Other reserve (Note 23)
	Issued capital (Note 21)	Capital surplus (Note 22)	Legal reserve	Unappropriated retained earnings	Foreign currency translation reserve	Amounts recognized in other comprehensive income (loss) and accumulated in equity relating to non-current assets held for sale	Unrealized gain on valuation of available-for-sale financial assets	Unearned employee awards	Treasury stock (Note 24)	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2017	8,869,663	6,888,826	1,137,837	260,989	10,600	287,645	—	(200,204)	(1,007,654)	16,247,702
Profit for the year	—	—	—	2,796,882	—	—	—	—	—	2,796,882
Other comprehensive income (loss) for the year	—	—	—	42,072	(232,652)	—	678	—	—	(189,902)

Total comprehensive income (loss)	—	—	—	2,838,954	(232,652)	—	678	—	—	2,606,980

Appropriations of prior year’s earnings:
Legal reserve (Note 22)	—	—	28,680	(28,680)	—	—	—	—	—	—
Cash dividends (Note 22)	—	—	—	(257,026)	—	—	—	—	—	(257,026)
Cash distribution from capital surplus (Note 22)	—	(599,728)	—	—	—	—	—	—	—	(599,728)
Restricted shares	(6,692)	(17,650)	—	1,729	—	—	—	145,634	—	123,021
Effect of disposal of subsidiary	—	—	—	—	287,645	(287,645)	—	—	—	—

December 31, 2017	8,862,971	6,271,448	1,166,517	2,815,966	65,593	—	678	(54,570)	(1,007,654)	18,120,949

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years Ended December 31, 2017, 2018 and 2019

			Retained earnings (Note 22)		Other reserve (Note 23)
	Issued capital (Note 21)	Capital surplus (Note 22)	Legal reserve	Unappropriated retained earnings	Foreign currency translation reserve	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Unrealized gain (loss) on valuation of available-for- sale financial assets	Unearned employee awards	Treasury stock (Note 24)	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2018	8,862,971	6,271,448	1,166,517	2,815,966	65,593	—	678	(54,570)	(1,007,654)	18,120,949
Effects on initial application of IFRS 9 and IFRS 15	—	—	—	65,050	—	42,843	(678)	—	—	107,215

January 1, 2018 (Adjusted)	8,862,971	6,271,448	1,166,517	2,881,016	65,593	42,843	—	(54,570)	(1,007,654)	18,228,164

Profit for the year	—	—	—	1,325,824	—	—	—	—	—	1,325,824
Other comprehensive income (loss) for the year	—	—	—	(45,807)	(51,077)	64,055	—	—	—	(32,829)

Total comprehensive income (loss)	—	—	—	1,280,017	(51,077)	64,055	—	—	—	1,292,995

Appropriations of prior year’s earnings:
Legal reserve (Note 22)	—	—	302,653	(302,653)	—	—	—	—	—	—
Cash dividends (Note 22)	—	—	—	(256,806)	—	—	—	—	—	(256,806)
Restricted shares (Note 34)	(4,948)	(7,967)	—	1,089	—	—	—	52,869	—	41,043
Capital reduction	(1,329,446)	72	—	—	—	—	—	—	45,151	(1,284,223)

December 31, 2018	7,528,577	6,263,553	1,469,170	3,602,663	14,516	106,898	—	(1,701)	(962,503)	18,021,173

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years Ended December 31, 2017, 2018 and 2019

			Retained earnings (Note 22)		Other reserve (Note 23)
	Issued capital (Note 21)	Capital surplus (Note 22)	Legal reserve	Unappropriated retained earnings	Foreign currency translation reserve	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Unearned employee awards	Treasury stock (Note 24)	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1, 2019	7,528,577	6,263,553	1,469,170	3,602,663	14,516	106,898	(1,701)	(962,503)	18,021,173
Profit for the year	—	—	—	2,508,574	—	—	—	—	2,508,574
Other comprehensive income (loss) for the year	—	—	—	17,372	(104,198)	(40,440)	—	—	(127,266)

Total comprehensive income (loss)	—	—	—	2,525,946	(104,198)	(40,440)	—	—	2,381,308

Appropriations of prior year’s earnings:						—	—
Legal reserve (Note 22)	—	—	110,308	(110,308)	—	—	—	—	—
Cash dividends (Note 22)	—	—	—	(872,718)	—	—	—	—	(872,718)
Restricted shares (Note 34)	(477)	(412)	—	10	—	—	1,701	—	822
Cancellation of treasury stock (Note 24)	(255,699)	(212,354)	—	(494,450)	—	—	—	962,503	—
Disposal of investment in associates (Note 13)	—	—	—	72	—	(72)	—	—	—

December 31, 2019	7,272,401	6,050,787	1,579,478	4,651,215	(89,682)	66,386	—	—	19,530,585

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2017, 2018 and 2019

	Notes	2017	2018	2019	2019
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before income tax – continuing operations		1,532,416	1,782,442	3,022,253	101,045
Profit before income tax – discontinued operations	20	1,814,953	—	—	—

Profit before income tax including discontinued operations		3,347,369	1,782,442	3,022,253	101,045
Adjustments to reconcile profit before income tax to net cash flows :
Depreciation expenses	4,5,15,16	2,899,278	3,376,579	3,731,914	124,771
Reversal for impairment of accounts and notes receivable		(87)	—	—	—
Expected (reversal of) credit losses		—	348	(806)	(27)
Interest expense	4,7	192,839	152,416	171,075	5,720
Interest income	4,8	(53,587)	(49,971)	(64,368)	(2,152)
Dividend income	8	—	(571)	(585)	(20)
Impairment loss on property, plant and equipment	6,15	956	—	9,938	332
Gain on valuation of financial assets at fair value through profit or loss	8,11	(637)	(1,485)	(1,317)	(44)
Gain on disposal of property, plant and equipment, net	6	(132,774)	(14,274)	(20,271)	(678)
Gain on disposal of a subsidiary	20	(1,843,234)	—	—	—
Insurance compensation income	6	(486,858)	(147)	(10,435)	(349)
Share of loss of associates	4,13	179,491	300,101	154,926	5,179
Gain on disposal of investment in associates	13	(16,929)	—	(973,609)	(32,551)
Share-based payments	5,34	123,021	41,043	822	27
Deferred revenue		(11,995)	(42,857)	(12,279)	(410)
Changes in operating assets and liabilities:
Financial assets at fair value through profit or loss		637	1,447	1,750	59
Current contract assets		—	(44,858)	(78,013)	(2,608)
Accounts and notes receivable		127,800	(733,695)	294,409	9,843
Accounts receivable – related parties		(240)	(129)	(905)	(30)
Other receivables		(15,644)	5,238	(8,082)	(270)
Other receivables – related parties		35,855	16,317	12,437	416
Inventories		(63,910)	(58,101)	11,193	374
Prepayments		126,708	46,781	(4,333)	(145)
Other financial assets		1,600	—	—	—
Financial assets at fair value through profit or loss		637	1,447	1,750	59
Other non-current assets		6,914	6,914	6,914	231
Current contract liabilities		—	280	(201)	(7)
Accounts payable		(147,859)	(50,689)	182,277	6,094
Accounts payable – related parties		263	121	(347)	(12)
Other payables		438,682	(301,711)	331,207	11,073
Other payables – related parties		(43,144)	182	(218)	(7)
Current provisions		46,592	(27,803)	(27,354)	(914)
Receipts in advance		(5,913)	—	—	—
Current refund liabilities		—	(37,529)	(6,627)	(222)
Other current liabilities		(15,469)	(475)	1,442	48
Net defined benefit liability, non-current		(17,604)	(17,722)	(19,742)	(660)

Cash generated from operations		4,672,121	4,348,192	6,703,065	224,108
Interest received		47,815	48,590	67,105	2,244
Dividends received		14,325	6,184	20,585	688
Interest paid		(189,381)	(154,307)	(171,149)	(5,722)
Income tax paid		(387,590)	(119,473)	(637,169)	(21,303)

Net cash generated from operating activities		4,157,290	4,129,186	5,982,437	200,015

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2017, 2018 and 2019

	Notes	2017	2018	2019	2019
		NT$000	NT$000	NT$000	US$000
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment		306,634	18,160	21,434	717
Proceeds from insurance compensation		486,858	147	10,435	349
Net cash flow from disposal of a subsidiary	30	1,781,213	—	—	—
Proceeds from disposal of investment in associate		—	—	1,180,179	39,458
Acquisition of property, plant and equipment	30	(4,682,705)	(4,154,198)	(5,440,621)	(181,900)
Acquisition of available-for-sale financial assets		(10,940)	—	—	—
Acquisition of investment in associate	13,31	(1,373,486)	(794,694)	—	—
(Increase) decrease in refundable deposits		(11)	(664)	861	29
Increase in other non-current assets		—	—	(45,480)	(1,520)
Increase in other non-current liabilities		—	—	4,500	150
(Increase) decrease in financial assets at amortized cost		—	(198,030)	30,851	1,031
Increase in other financial assets		(964)	—	—	—

Net cash used in investing activities		(3,493,401)	(5,129,279)	(4,237,841)	(141,686)

Cash flows from financing activities	30
Proceeds from short-term bank loans		5,560,354	1,053,202	834,955	27,916
Payments on short-term bank loans		(4,278,518)	(2,022,555)	(834,955)	(27,916)
Payment on lease liabilities		—	—	(48,161)	(1,610)
Proceeds from long-term bank loans		148,829	12,663,550	—	—
Payments on long-term bank loans		(1,124,699)	(12,553,300)	(756,450)	(25,291)
(Decrease) increase in guarantee deposits		(33)	(279)	3	—
Cash dividend paid	22	(257,026)	(256,806)	(872,718)	(29,178)
Cash distribution from capital surplus	22	(599,728)	—	—	—
Payments on capital reduction		—	(1,284,223)	—	—

Net cash used in financing activities		(550,821)	(2,400,411)	(1,677,326)	(56,079)

Net increase (decrease) in cash and cash equivalents		113,068	(3,400,504)	67,270	2,250
Effect of foreign exchange rate changes		(38,617)	7,312	(5,708)	(191)
Cash and cash equivalents at beginning of year	19	7,961,263	8,035,714	4,642,522	155,216

Cash and cash equivalents at end of year	19	8,035,714	4,642,522	4,704,084	157,275

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2017, 2018 and 2019

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

As of November 30, 2016, the Board of Directors of the Company approved an agreement to form a joint-venture between the Company and Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”). Under the joint-venture agreement, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), a wholly-owned subsidiary of ChipMOS Taiwan, sold 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) formerly known as ChipMOS TECHNOLOGIES (Shanghai) LTD. and renamed in July 2018, to a group led by Tsinghua Unigroup (“strategic investors”). After the consummation of such equity interest transfer, ChipMOS BVI owns 45.02% of the equity interests of Unimos Shanghai. The assets, liabilities and equity related to Unimos Shanghai were reclassified as held for sale and presented as discontinued operations for satisfying the definition of discontinued operations and disposed of in March 2017. Please see Note 20 for detailed information.

2.	Basis of preparation of financial statements and principal accounting policies

a)	Basis of preparation

(a)

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) interpretations and Standing Interpretations Committee (“SIC”) interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”).

(b)	Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

i)	Financial assets at fair value through profit or loss (including derivative instruments).

ii)	Financial assets at fair value through other comprehensive income.

iii)	Defined benefit liabilities were recognized based on the net amount of pension fund assets less the present value of benefit obligation.

(c)	These consolidated financial statements are presented in New Taiwan dollars (“NT$”), which is the Company’s functional currency.

(d)

The initial adoption of IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 15 “Revenue from Contracts with Customers” (“IFRS 15”) is effective on January 1, 2018, the Group has elected to apply modified retrospective approach whereby the cumulative impact of the application was recognized as retained earnings or other equity interest as of January 1, 2018 and the financial statements for the year ended December 31, 2017 were not restated. The financial statements for the year ended December 31, 2017 were prepared in compliance with IAS 39 “Financial Instruments”, IAS 18 “Revenue” and relating interpretations. Please refer to Notes 39 and 40 for details of significant accounting policies.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

b)	New and amended standards adopted by the group

New Standards, Interpretations and Amendments	Effective date issued by IASB
IFRS 16, “Leases”	January 1, 2019

(a)

IFRS 16 “Leases” (“IFRS 16”), supersedes IAS 17 “Leases” (“IAS 17”) and the related interpretations issued by the Standing Interpretation Committee. The standard requires lessees to recognize a right-of-use asset and a lease liability (except for those leases with terms of 12 months or less and leases of low-value assets). The accounting stays the same for lessors, which is to classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 only requires enhanced disclosures to be provided by lessors.

(b)

The Group has elected to apply IFRS 16 by not restating the comparative information (referred herein as the “simplified retrospective approach”) when applying IFRSs effective in 2019. Accordingly, the Group increased right-of-use assets and lease liabilities by NT$898,387 thousand and NT$884,275 thousand, respectively, and decreased leased assets and lease obligations payable by NT$31,904 thousand and NT$17,792 thousand, respectively.

(c)	The Group has adopted the following practical expedients permitted by the standard at the date of initial application of IFRS 16:

i)

Reassessment as to whether a contract is, or contains, a lease is not required, instead, the application of IFRS 16 depends on whether or not the contracts were previously identified as leases applying IAS 17 and IFRIC 4 “Determining whether an Arrangement contains a Lease”.

ii)	The use of a single discount rate to a portfolio of leases with reasonably similar characteristics.

iii)	The accounting for operating leases whose period will end before December 31, 2019 as short-term leases and accordingly, rent expense of NT$ 28,126 thousand was recognized for the year ended 2019.

(d)	The Group calculated the present value of lease liabilities by using the incremental borrowing interest rate, ranging from 1.7895% to 3.9474%.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

b)	New and amended standards adopted by the group (continued)

(e)

The reconciliation between operating lease commitments for the remaining lease payments under IAS 17 and lease liabilities recognized as of January 1, 2019, measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate is as follows:

NT$000
Operating lease commitments disclosed by applying IAS 17 as of December 31, 2018	320,214
Add: Lease payable recognized under finance lease by applying IAS 17 as of December 31, 2018	17,792
Less: Short-term leases	(28,121)
Add: Adjustments as a result of a different treatment of extension and termination options	874,298

Total lease contracts amount recognized as lease liabilities by applying IFRS 16 on January 1, 2019	1,184,183

Incremental borrowing interest rate at the date of initial application	1.7895%~3.9474%

Lease liabilities recognized as of January 1, 2019 by applying IFRS 16	884,275

Other Amendments to IFRSs not listed above are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

c)	New and revised International Financial Reporting Standards not yet adopted

None.

d)	Basis of consolidation

(a)	Basis for preparation of consolidated financial statements:

i)

All subsidiaries are included in the Group’s consolidated financial statements. Subsidiaries are all entities controlled by the Group. The Group controls an entity when the Group is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Consolidation of subsidiaries begins from the date the Group obtains control of the subsidiaries and ceases when the Group loses control of the subsidiaries.

ii)

Transactions, balances and unrealized gains or losses on transactions between companies within the Group are eliminated. Accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

iii)

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in a deficit balance in the non-controlling interests.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

d)	Basis of consolidation (continued)

(a)	Basis for preparation of consolidated financial statements: (continued)

iv)

Changes in a parent’s ownership interest in a subsidiary that do not result in the parent losing control of the subsidiary (transactions with non-controlling interests) are accounted for as equity transactions, i.e. transactions with owners in their capacity as owners. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity.

v)

When the Group loses control of a subsidiary, the Group remeasures any investment retained in the former subsidiary at its fair value. That fair value is regarded as the fair value on initial recognition of a financial asset or the cost on initial recognition of the associate or joint venture. Any difference between fair value and carrying amount is recognized in profit or loss. All amounts previously recognized in other comprehensive income in relation to the subsidiary are reclassified to profit or loss on the same basis as would be required if the related assets or liabilities were disposed of. That is, when the Group loses control of a subsidiary, all gains or losses previously recognized in other comprehensive income in relation to the subsidiary should be reclassified from equity to profit or loss, if such gains or losses would be reclassified to profit or loss when the related assets or liabilities are disposed of.

(b)	Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%)
				December 31,
Name of investor	Name of investee	Main businesses	Location	2018	2019
The Company	ChipMOS U.S.A., Inc. (“ChipMOS USA”)	Research, development and marketing of semiconductors, circuits, and electronic related products	San Jose, USA	100	100
The Company	ChipMOS BVI	Holding company	British Virgin Islands	100	100

(c)	Subsidiaries not included in the consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different statements of financial position dates: Not applicable.

(e)	No significant restrictions on the ability of subsidiaries to transfer funds to parent company.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

e)	Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in NT$, which is the Company’s functional currency and the Group’s presentation currency.

(a)	Foreign currency transactions and balances

i)

Foreign currency transactions are translated into the functional currency using the exchange rates on the trade date or measurement date. Therefore, foreign exchange differences resulting from the settlement of such transactions are recognized in profit or loss in the period in which they arise.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

e)	Foreign currency translation (continued)

(a)	Foreign currency transactions and balances (continued)

ii)

Monetary assets and liabilities denominated in foreign currencies at the period end are re-translated at the exchange rates prevailing at the statements of financial position date. Exchange differences arising upon re-translation are recognized in profit or loss on the statements of financial position date.

iii)

Non-monetary assets and liabilities denominated in foreign currencies held at fair value through profit or loss are re-translated at the exchange rates prevailing at the statements of financial position date; their exchange differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currencies held at fair value through other comprehensive income are re-translated at the exchange rates prevailing at the statements of financial position date; their exchange differences are recognized in other comprehensive income. However, non-monetary assets and liabilities denominated in foreign currencies that are not measured at fair value are translated using the historical exchange rates at the initial dates of the transactions.

iv)	All foreign exchange differences are presented in the statement of comprehensive income under “Other gains and losses” by the nature of transactions.

(b)	Translation of foreign operations

The operating results and financial position of all the group entities, associates that have different functional currency and presentation currency are translated into the presentation currency as follows:

i)	Assets and liabilities for each statements of financial position are translated at the exchange rates prevailing at the statements of financial position date;

ii)	Income and expenses for each statement of comprehensive income are translated at average exchange rates of that period; and

iii)	All exchange differences are recognized in other comprehensive income.

f)	Classification of current and non-current assets and liabilities

(a)	Assets that meet one of the following criteria are classified as current assets:

i)	Assets arising from operating activities that are expected to be realized, or are intended to be sold or consumed within the normal operating cycle;

ii)	Assets held mainly for trading purposes;

iii)	Assets that are expected to be realized within 12 months from the statements of financial position date;

iv)

Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to pay off liabilities more than 12 months after the statements of financial position date.

All assets that do not meet the above criteria are classified as non-current assets.

(b)	Liabilities that meet one of the following criteria are classified as current liabilities:

i)	Liabilities that are expected to be settled within the normal operating cycle;

ii)	Liabilities arising mainly from trading activities;

iii)	Liabilities that are to be settled within 12 months from the statements of financial position date;

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

f)	Classification of current and non-current assets and liabilities (continued)

(b)	Liabilities that meet one of the following criteria are classified as current liabilities: (continued)

iv)

Liabilities for which the repayment date cannot be unconditionally extended to more than 12 months after the statements of financial position date. Liabilities bearing terms that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

All liabilities that do not meet the above criteria are classified as non-current liabilities.

g)	Cash equivalents

Cash equivalents refer to short-term, highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value (including time deposits with less than 3 months contract period). Time deposits that meet the above definition and are held for the purpose of meeting short-term cash commitments in operations are classified as cash equivalents.

h)	Financial assets at fair value through profit or loss

(a)	Financial assets at fair value through profit or loss are financial assets that are not measured at amortized cost or fair value through other comprehensive income.

(b)	On a regular way purchase or sale basis, financial assets at fair value through profit or loss are recognized and derecognized using settlement date accounting.

(c)

At initial recognition, the Group measures the financial assets at fair value and recognizes the transaction costs in profit or loss. The Group subsequently measures the financial assets at fair value, and recognizes the gain or loss in profit or loss.

(d)

The Group recognizes the dividend income when the right to receive such payment is confirmed, inflow of the future economic benefits associated with the dividend is probable to the Group and the amount of the dividend can be measured reliably.

(i)	Financial assets at fair value through other comprehensive income

(a)

Financial assets at fair value through other comprehensive income comprise equity instruments which are not held for trading, and for which the Group has made an irrevocable election at initial recognition to recognize changes in fair value in other comprehensive income.

(b)	On a regular way purchase or sale basis, financial assets at fair value through other comprehensive income are recognized and derecognized using settlement date accounting.

(c)	At initial recognition, the Group measures the financial assets at fair value plus transaction costs. The Group subsequently measures the financial assets at fair value.

The changes in fair value of equity instruments that were recognized in other comprehensive income are reclassified to retained earnings and are not reclassified to profit or loss following the derecognition of the investment. Dividends are recognized as income when the right to receive such payment is confirmed, inflow of the future economic benefits associated with the dividend is probable to the Group and the amount of the dividend can be measured reliably.

j)	Financial assets at amortized cost

(a)	Financial assets at amortized cost are those that meet all of the following criteria:

i)	The objective of the Group’s business model is achieved by collecting contractual cash flows.

ii)	The financial assets’ contractual cash flows represent solely payments of principal and interest.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

j)	Financial assets at amortized cost (continued)

(b)	The Group’s bank deposits which do not fall under cash equivalents are those with a short maturity period and are measured at initial investment amount as the effect of discounting is immaterial.

k)	Accounts and notes receivable

(a)	Accounts and notes receivable entitle the Group a legal right to receive consideration in exchange for transferred goods or rendered services.

(b)	The short-term accounts and notes receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

l)	Impairment of financial assets

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

m)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset have expired.

n)	Inventories

Inventories are initially recorded at standard costs. Cost is determined on a weighted-average cost basis. At the end of reporting period, the differences between actual costs and standard costs were allocated to inventories and cost of revenue based on an appropriate rate. Allocation of fixed production overheads is based on the normal operating capacity of the production facilities. Costs associated with underutilized capacity are expensed in the period that the cost occurs.

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The item by item approach is used in raw materials. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.

o)	Investments in associates

(a)

Associates are all entities over which the Group has significant influence but not control. In general, it is presumed that the investor has significant influence, if an investor holds, directly or indirectly 20 percent or more of the voting power of the investee. Investments in associates are accounted for using the equity method and are initially recognized at cost.

(b)

The Group’s share of its associates’ post-acquisition profits or losses is recognized in profit or loss, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. When the Group’s share of losses in an associate equals or exceeds its interests in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

o)	Investments in associates (continued)

(c)

When changes in an associate’s equity that are not recognized in profit or loss or other comprehensive income of the associate and such changes not affecting the Group’s ownership percentage of the associate, the Group recognizes the Group’s share of change in equity of the associate in “Capital surplus” in proportion to its ownership.

(d)

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interests in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been adjusted where necessary to ensure consistency with the policies adopted by the Group.

(e)

In the case where an associate issues new shares and the Group does not subscribe or proportionately acquire the new shares, which results in a change in the Group’s ownership percentage of the associate while maintaining significant influence on the associate, then the Group will treat the transaction as deemed disposal and reclassify to profit or loss the proportion of the gain or loss previously recognized in other comprehensive income relating to that reduction in ownership interest where appropriate.

(f)

When the Group disposes of its investment in an associate, if it loses significant influence on this associate, the amounts previously recognized in other comprehensive income in relation to the associate are reclassified to profit or loss, on the same basis as would be required if the relevant assets or liabilities were disposed of. If it still retains significant influence on this associate, then the amounts previously recognized in other comprehensive income in relation to the associate are reclassified to profit or loss proportionately in accordance with the aforementioned approach.

p)	Property, plant and equipment

(a)	Property, plant and equipment are initially recorded at cost. Borrowing costs incurred during the construction period are capitalized.

(b)

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

(c)

Land is not depreciated. Other property, plant and equipment apply cost model and are depreciated using the straight-line method to allocate their cost over their estimated useful lives. Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item must be depreciated separately.

(d)

The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8 “Accounting Policies, Change in Accounting Estimates and Errors”, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Buildings	5 to 51 years
Machinery and equipment	2 to 8 years
Tools	2 to 4 years
Others	2 to 6 years

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

q)	Leases

Effective from 2019

Leasing arrangements (lessee) – right-of-use assets / lease liabilities

(a)

Leases are recognized as a right-of-use asset and a corresponding lease liability at the date at which the leased asset is available for use by the Group. For short-term leases or leases of low value assets, lease payments are recognized as an expense on a straight-line basis over the lease term.

(b)	Lease liabilities include the net present value of the remaining lease payments at the commencement date, discounted using the incremental borrowing interest rate.

Lease payments are comprised of the following:

i)	Fixed payments, less any lease incentives receivable;

ii)	The exercise price of a purchase option, if the lessee is reasonably certain to exercise that option.

The Group subsequently measures the lease liability at amortized cost using the interest method and recognizes interest expense over the lease term. The lease liability is remeasured and the amount of remeasurement is recognized as an adjustment to the right-of-use asset when there are changes in the lease term or lease payments and such changes do not arise from contract modifications.

(c)

At the commencement date, the right-of-use asset is stated at the amount of the initial measurement of lease liability. The right-of-use asset is measured subsequently using the cost model and is depreciated from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. When the lease liability is remeasured, the amount of remeasurement is recognized as an adjustment to the right-of-use asset.

Prior to 2019

Leased assets / operating leases (lessee)

(a)	Based on the terms of a lease contract, a lease is classified as a finance lease if the Group assumes substantially all the risks and rewards incidental to ownership of the leased asset.

i)	A finance lease is recognized as an asset and a liability at the lease’s commencement at the lower of the fair value of the leased asset or the present value of the minimum lease payments.

ii)

The minimum lease payments are apportioned between the finance charges and the reduction of the outstanding liability. The finance charges are allocated to each period over the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

iii)

Property, plant and equipment held under finance leases are depreciated over their estimated useful lives. If there is no reasonable certainty that the Group will obtain ownership at the end of the lease, the asset shall be depreciated over the shorter of the lease term and its useful life.

(b)	Payments made under an operating lease (net of any incentives received from the lessor) are recognized in profit or loss on a straight-line basis over the lease term.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

r)	Impairment of non-financial assets

The Group assesses at each statements of financial position date the recoverable amounts of those assets where there is an indication that they are impaired. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

s)	Loans

Loans comprise long-term and short-term bank loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in profit or loss over the period of the loans using the effective interest method.

t)	Accounts payable

Accounts payable are liabilities for purchases of raw materials, goods or services. The short-term accounts payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

u)	Provisions for deficiency compensation

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of economic resources will be required to settle the obligation and the amount of the obligation can be reliably estimated. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation on the statements of financial position date, which is discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. When discounting is used, the increase in the provision arising from the passage of time is recognized as interest expense. Provisions are not recognized for future operating losses.

v)	Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in respect of service rendered by employees and should be recognized as expenses when the employees render service.

(b)	Pensions

i)	Defined contribution plans

For defined contribution plans, the contributions are recognized as pension expenses when they are due on an accrual basis. Prepaid contributions are recognized as an asset to the extent of a cash refund or a reduction in future payments.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

v)	Employee benefits (continued)

(b)	Pensions (continued)

ii)	Defined benefit plans

1.

Net obligation under a defined benefit plan is defined as the present value of an amount of pension benefits that employees will receive on retirement for their services with the Group in the current period or prior periods. The liability recognized in the statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the statements of financial position date less the fair value of plan assets. The net defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The discount rate is determined by using the interest rates of government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

2.	Remeasurements arising on defined benefit plans are recognized in other comprehensive income in the period in which they arise and are recorded as retained earnings.

3.	Past service costs are recognized immediately in profit or loss.

(c)	Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of employment as a result from either the Group’s decision to terminate an employee’s employment before the normal retirement date, or an employee’s decision to accept an offer of redundancy benefits in exchange for the termination of employment. The Group recognizes an expense as it can no longer withdraw an offer of termination benefits, or it recognizes related restructuring costs, whichever is earlier. Benefits that are expected to be due more than 12 months after statements of financial position date shall be discounted to their present value.

(d)	Employees’ compensation and directors’ remuneration

Employees’ compensation and directors’ remuneration are recognized as expenses and liabilities, provided that such recognition is required under legal obligation or constructive obligation and those amounts can be reliably estimated. Any difference between the resolved amounts and the subsequently actual distributed amounts is accounted for as changes in estimates.

w)	Employee share-based payments

Restricted shares

(a)	Restricted shares issued to employees are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period.

(b)

For restricted shares where those shares do not restrict distribution of dividends to employees and employees are not required to return the dividends received if they resign during the vesting period, the Group recognizes the fair value of the dividends received by employees who are expected to resign during the vesting period as a compensation cost at the date the dividends were declared.

(c)	For restricted shares where employees do not need to pay to acquire those shares, if an employee resigns during the vesting period, the Group will recover and retire those shares at no cost.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

x)	Income tax

(a)

The income tax expense for the period comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or items recognized directly in equity, in which cases the income tax is recognized in other comprehensive income or equity.

(b)

The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the statements of financial position date in the countries where the Group and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in accordance with applicable tax regulations. It establishes provisions where appropriate based on the amounts expected to be paid to the tax authorities. An additional income tax is levied on the unappropriated retained earnings and is recorded as income tax expense in the year the profit generated.

(c)

Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statements of financial position. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the statements of financial position date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

(d)

Deferred tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. At each statements of financial position date, unrecognized and recognized deferred tax assets are reassessed.

(e)

A deferred tax asset shall be recognized for the carryforward of unused tax credits resulting from equity investments to the extent that it is possible that future taxable profit will be available against which the unused tax credits can be utilized.

(f)

If a change in tax rate is enacted or substantively enacted, the Group recognizes the effect of the change immediately in the period in which the change occurs. The effect of the change on items recognized outside profit or loss is recognized in other comprehensive income or equity while the effect of the change on items recognized in profit or loss is recognized in profit or loss.

y)	Issued capital

(a)	Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares in net proceeds of tax are shown in equity as a deduction.

(b)

Where the Company repurchases the Company’s shares that have been issued, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders. Where such shares are subsequently reissued, the difference between their book value and any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

z)	Dividends

Dividends are recorded in the Company’s financial statements in the period in which they are resolved by the Company’s shareholders. Cash dividends are recorded as liabilities; stock dividends are recorded as stock dividends to be distributed and are reclassified to ordinary shares on the effective date of new shares issuance.

aa)	Revenue recognition

(a)

The Group is primarily engaged in the customized assembly and testing services of high-integration and high-precision integrated circuits based on customer’s specification demand to create or enhance the product. When providing assembly and testing services, the Group considers:

i)	Customer controls the provided raw materials and the Group receives the instruction from the customer on providing assembly and testing services and subsequent treatments.

ii)	The Group provides assembly and testing services to create or enhance an asset which is solely provided and controlled by the customer. The Group has no right to transfer the asset for another use.

As the asset ownership belongs to the customer, who bears the significant risk and rewards and rights on the use of the asset, the Group recognizes assembly and testing service revenue based on the progress towards completion of performance obligation during the service period.

(b)

The progress towards completion on assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors (“LCDD”) and Bumping are measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. The Group believes that aforementioned methods are the most appropriate manner to measure the satisfaction of performance obligation to customers because the input costs incurred to assembly and testing volume completed in testing services are based on customer’s specification and not linear over the duration of these services. Customer payment on assembly and testing services is based on predetermined payment schedule. A contract asset is recognized when the Group provides services in excess of customer’s payment.

bb)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group’s chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chairman of the Board of Directors that makes strategic decisions.

cc)	Critical accounting judgments, estimates and key sources of assumption uncertainty

The preparation of the accompanying consolidated financial statements requires management to make critical judgments in applying the Group’s accounting policies and make critical assumptions and estimates concerning future events. Assumptions and estimates may differ from the actual results and are continually evaluated and adjusted based on historical experience and other factors. Such assumptions and estimates have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year; and the related information is addressed below:

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

2.	Basis of preparation of financial statements and principal accounting policies (continued)

cc)	Critical accounting judgments, estimates and key sources of assumption uncertainty (continued)

(a)	Critical judgments in applying the Group’s accounting policies

Provisions for deficiency compensation

The Group is primarily engaged in the research, development, manufacturing, sale, and assembly and testing of high-integration and high-precision integrated circuits. In any cases where deficiencies in the assembly and testing services arise, the Group has to clarify the reason for deficiencies and attribute of responsibilities. The Group follows the guidance of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” to determine warranty provisions. Since the timing and amount of these warranties are based on assumptions and estimates it requires management to make critical judgments.

(b)	Critical accounting estimates and assumptions

Revenue recognition

i)

The Group recognizes revenue from services for assembly, LCDD and Bumping based on the progress towards completion of performance obligation during the service period. The Group estimates total expected input costs based on historical experience and measures the progress towards completion by the actual input costs relative to the total expected input costs.

ii)

The Group estimates sales refund liabilities for sales allowance based on historical results and other known factors. Provisions for such liabilities are recorded as a deduction to revenues when the sales are recognized. The Group reassesses the reasonableness of estimates of discounts and returns periodically.

3.	Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2019, which was NT$29.91 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

4.	Segment Information

a)	General information

The Group engages mainly in the assembly and testing of semiconductors, memory modules and investing. In accordance with IFRS 8 “Operating Segments”, the Group’s segments include Testing, Assembly, Testing and Assembly for LCDD, Bumping and others as the five reportable segments.

b)	Measurement of segment information

The Group’s reportable segments are strategic business units which provide different products and services. The accounting policies adopted by the operating segments are the same as the accounting policies described in Note 2.

c)	Information about segment profit or loss

The Group recognized revenue based on the progress towards completion of performance obligation during the service period.

The segment information provided to the chief operating decision maker for the reportable segments is as follows:

	2017
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total continuing operations	Discontinued operations
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,838,246	5,259,281	4,789,869	3,053,459	—	—	17,940,855	227,095
Inter-segment	—	—	247	—	35,808	(36,055)	—	—

Total revenue	4,838,246	5,259,281	4,790,116	3,053,459	35,808	(36,055)	17,940,855	227,095

Operating profit (loss)	1,448,939	(55,198)	1,285,495	(336,123)	(100,545)	(2,687)	2,239,881	(25,394)
Depreciation expenses	(673,393)	(597,500)	(1,048,587)	(579,605)	(503)	310	(2,899,278)	—
Interest income	—	—	—	—	53,123	—	53,123	464
Interest expense	—	—	—	—	(190,425)	—	(190,425)	(2,414)
Share of profit (loss) of associates	—	—	—	—	1,347,851	(1,527,342)	(179,491)	—
Purchase of property, plant and equipment	836,894	655,879	2,615,153	594,765	—	—	4,702,691	—

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

4.	Segment Information (continued)

c)	Information about segment profit or loss (continued)

	2018
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total continuing operations
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,790,097	4,679,676	5,694,720	3,315,534	—	—	18,480,027
Inter-segment	—	—	—	—	35,738	(35,738)	—

Total revenue	4,790,097	4,679,676	5,694,720	3,315,534	35,738	(35,738)	18,480,027

Operating profit (loss)	1,306,742	(207,700)	1,226,755	(202,497)	(23,433)	(146)	2,099,721
Depreciation expenses	(769,660)	(578,205)	(1,400,784)	(627,412)	(518)	—	(3,376,579)
Interest income	—	—	—	—	49,971	—	49,971
Interest expense	—	—	—	—	(152,416)	—	(152,416)
Share of profit (loss) of associates	—	—	—	—	(668,377)	368,276	(300,101)
Purchase of property, plant and equipment	1,563,919	321,976	2,732,141	327,251	283	—	4,945,570

	2019
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total continuing operations
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,257,800	5,148,877	6,922,205	4,008,999	—	—	20,337,881
Inter-segment	—	—	—	—	32,808	(32,808)	—

Total revenue	4,257,800	5,148,877	6,922,205	4,008,999	32,808	(32,808)	20,337,881

Operating profit (loss)	709,142	(227,096)	1,740,720	232,404	1,931	18	2,457,119
Depreciation expenses	(802,740)	(521,311)	(1,796,951)	(604,553)	(6,359)	—	(3,731,914)
Interest income	—	—	—	—	64,368	—	64,368
Interest expense	—	—	—	—	(171,075)	—	(171,075)
Share of profit (loss) of associates	—	—	—	—	(370,351)	215,425	(154,926)
Purchase of property, plant and equipment	764,105	548,063	3,077,806	506,635	47	—	4,896,656

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

4.	Segment Information (continued)

c)	Information about segment profit or loss (continued)

The application of IFRS 16 had the following impact on the segment information in 2019:

	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total continuing operations
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Depreciation expenses increased	7,631	6,035	10,703	1,137	5,808	—	31,314

Interest expense increased	4,207	3,260	5,862	492	319	—	14,140

d)	Reconciliation for segment income (loss)

Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

e)	Information on products and services

	2017		2018		2019
	NT$000%		NT$000%		NT$000%
Testing	4,838,246	27	4,790,097	26	4,257,800	21
Assembly	5,259,281	29	4,679,676	25	5,148,877	25
LCDD	4,789,869	27	5,694,720	31	6,922,205	34
Bumping	3,053,459	17	3,315,534	18	4,008,999	20

	17,940,855	100	18,480,027	100	20,337,881	100

f)	Geographical information

	2017	2018	2019
	NT$000	NT$000	NT$000
Revenue
ROC	13,152,419	14,751,766	15,875,027
Japan	2,257,296	1,825,479	1,905,032
Singapore	1,798,585	1,143,661	1,333,114
People’s Republic of China (“PRC”)	162,579	163,831	789,496
Others	569,976	595,290	435,212

	17,940,855	18,480,027	20,337,881

	2018	2019
	NT$000	NT$000
Non-current assets
ROC	16,847,172	18,727,979
Others	1,009	5,659

	16,848,181	18,733,638

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

4.	Segment Information (continued)

g)	Major customer information

The information on the major customers which constituted more than 10% of the Group’s total revenue for the years ended December 31, 2017, 2018 and 2019 is as follows:

	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	NT$000		NT$000		NT$000
Customers
Customer A	3,434,873	19	3,794,991	21	4,756,755	23
Customer K	2,742,882	15	2,637,053	14	2,419,612	12
Customer C	1,530,209	9	1,957,467	11	2,048,260	10
Customer X	999,117	6	1,328,752	7	1,977,427	10
Customer I	1,798,111	10	1,101,956	6	1,315,527	6

h)	Contract assets and liabilities:

The Group has recognized the following contract assets and liabilities in relation to revenue from contracts with customers:

	January 1, 2018	December 31, 2018	December 31, 2019
	NT$000	NT$000	NT$000
Contract assets	254,997	299,835	377,869

Contract liabilities (Advance payments)	1,152	1,432	1,231

Contract assets have increased as the Group has completed more services in excess of customer’s payment. The information relating to loss allowance for contract assets is provided in Note 33 a).

Revenue recognized in the current reporting period amounted to NT$766 thousand was related to carried-forward contract liabilities for performance obligations not satisfied in prior year.

All of the service contracts are for periods of one year or less. As permitted under IFRS 15, the transaction price allocated to these unsatisfied contracts is not disclosed. As of December 31, 2019, the Group did not recognized an asset in relation to costs to fulfill a service contract.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

5.	Operating costs and expenses

	2017	2018	2019
	NT$000	NT$000	NT$000
Change of finished goods and work in process	31,977	—	—
Raw materials and supplies used	3,036,350	3,079,909	3,575,283
Employee benefit expenses	5,895,778	5,606,833	6,075,773
Depreciation expenses	2,899,278	3,376,579	3,731,914
Others	4,530,425	4,464,499	4,590,720

Total operating costs and expenses	16,393,808	16,527,820	17,973,690

Employee benefit expenses
Salaries	4,847,433	4,628,039	5,114,790
Director’s remuneration	27,276	18,456	26,266
Labor and health insurance	390,788	406,111	422,106
Pension	198,502	201,567	194,173
Share-based payments	123,021	41,043	822
Other personnel expenses	308,758	311,617	317,616

	5,895,778	5,606,833	6,075,773

a)

In accordance with the Company’s Articles of Incorporation, employees’ compensation is based on the current year’s earnings, which should first be used to cover accumulated deficits, if any, and then 10% of the remaining balance distributed as employees’ compensation, including distributions to certain qualifying employees in affiliate companies, and no more than 0.5% as directors’ remuneration. Subject to the Board of Directors’ approval, employees’ compensation may be made by way of cash or share issuance. Distribution of employees’ compensation and directors’ remuneration shall be presented and reported in the subsequent shareholders’ meeting.

b)

Based on profit distributable as of the end of reporting period, for the years ended December 31, 2017, 2018 and 2019, the employees’ compensation were accrued at NT$371,912 thousand, NT$199,027 thousand and NT$338,356 thousand, respectively; the directors’ remuneration were accrued at NT$18,596 thousand, NT$9,951 thousand and NT$16,918 thousand, respectively.

c)	For the year of 2018, employees’ compensation and directors’ remuneration recognized were consistent with the amounts resolved in the Board of Directors’ meetings.

6.	Other operating income (expenses), net

	2017	2018	2019
	NT$000	NT$000	NT$000
Gain on disposal of property, plant and equipment, net	132,777	14,274	20,271
Impairment loss on property, plant and equipment	(956)	—	(9,938)
Gain on disposal of scrapped materials	27,940	59,380	43,652
Gain on disposal of items purchased on behalf of others	26,417	31,268	15,080
Royalty income	11,998	43,224	12,336
Insurance compensation income	486,858	147	10,435
Others	7,800	(779)	1,092

	692,834	147,514	92,928

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

7.	Finance costs

	2017	2018	2019
	NT$000	NT$000	NT$000
Interest expenses
Bank loans	208,486	170,476	171,840
Lease liabilities	—	—	14,349
Lease obligations payable	708	482	—
Less: Amounts capitalized in qualifying assets	(18,769)	(18,542)	(15,114)

	190,425	152,416	171,075
Finance expense	26,858	37,832	9,187

	217,283	190,248	180,262

8.	Other non-operating income (expenses), net

	2017	2018	2019
	NT$000	NT$000	NT$000
Interest income
Bank deposits	53,123	49,051	59,901
Financial assets at amortized cost	—	920	4,467
Foreign exchange gains (losses), net	(418,970)	93,104	(154,993)
Gain on valuation of financial assets at fair value through profit or loss	637	1,485	1,317
Rental income	11,075	7,819	9,249
Dividend income	—	571	585
Reimbursement of ADSs service charge	23,707	13,269	4,292
Grant income	—	—	925
Others	2,808	6,851	970

	(327,620)	173,070	(73,287)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

9.	Income tax expense

a)	Income tax expense

(a)	Components of income tax expense:

	2017	2018	2019
	NT$000	NT$000	NT$000
Current income tax:
Current income tax on profits for the period	125,376	326,057	408,788
Income tax on unappropriated retained earnings	246,684	28,165	74,540
Prior year income tax under (over) estimation	67,885	3,729	(5,016)

Total current income tax	439,945	357,951	478,312

Deferred income tax:
Relating to origination and reversal of temporary differences	110,542	101,441	35,367
Impact of change in tax rate	—	(2,774)	—

Total deferred income tax	110,542	98,667	35,367

Income tax expense	550,487	456,618	513,679

(b)	The income tax (charge)/credit relating to components of other comprehensive income is as follows:

	2017	2018	2019
	NT$000	NT$000	NT$000
Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	—	17,005	(7,016)
Remeasurement of defined benefit obligations	8,642	(11,992)	4,183
Impact of change in tax rate	—	(887)	—

	8,642	4,126	(2,833)

b)	Reconciliation of income tax expense and the accounting profit:

	2017	2018	2019
	NT$000	NT$000	NT$000
Tax calculated based on profit before tax and statutory tax rate	566,649	356,488	606,917
Expenses disallowed by tax regulation	10,185	14,689	3,055
Tax exempted (income) expenses by tax regulation	(256,788)	66,353	(165,979)
Temporary differences not recognized as deferred tax assets	(85,168)	(10,951)	(608)
Prior year income tax under (over) estimation	67,885	3,729	(5,016)
Income tax on unappropriated retained earnings	246,684	28,165	74,540
Impact of change in tax rate	—	(2,774)	—
Effect of different tax rates in countries in which the Group operates	1,040	919	770

Income tax expense	550,487	456,618	513,679

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

9.	Income tax expense (continued)

c)	The amounts of deferred tax assets or liabilities resulting from temporary differences and investment tax credits are as follows:

	2018
	January 1	Effects on initial application of IFRS 9 and IFRS 15	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	9,132	(770)	(1,130)	—	7,232
Property, plant and equipment	55,494	—	8,689	—	64,183
Provisions	21,643	—	(9,247)	—	12,396
Deferred revenue	39,485	—	(5,329)	—	34,156
Net defined benefit liability	78,451	—	7,889	14,403	100,743
Unrealized exchange losses	8,167	144	(4,736)	—	3,575
Investment tax credit	—	—	4,420	—	4,420
Others	—	—	11	—	11

Total	212,372	(626)	567	14,403	226,716

Deferred tax liabilities
Property, plant and equipment	(174,293)	—	(107,301)	—	(281,594)
Contract assets	—	(8,067)	8,067	—	—
Financial assets at fair value through other comprehensive income	—	(8,636)	—	(18,529)	(27,165)

Total	(174,293)	(16,703)	(99,234)	(18,529)	(308,759)

Information presented on statements of financial position:
Deferred tax assets	212,372				226,716

Deferred tax liabilities	(174,293)				(308,759)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

9.	Income tax expense (continued)

c)	The amounts of deferred tax assets or liabilities resulting from temporary differences and investment tax credits are as follows: (continued)

	2019
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	7,232	5,468	—	12,700
Property, plant and equipment	64,183	(25,515)	—	38,668
Provisions	12,396	(6,796)	—	5,600
Deferred revenue	34,156	(6,506)	—	27,650
Net defined benefit liability	100,743	(3,948)	(4,183)	92,612
Unrealized exchange losses	3,575	13,721	—	17,296
Investment tax credit	4,420	(4,420)	—	—
Others	11	15	—	26

Total	226,716	(27,981)	(4,183)	194,552

Deferred tax liabilities
Property, plant and equipment	(281,594)	(7,386)	—	(288,980)
Financial assets at fair value through other comprehensive income	(27,165)	—	7,016	(20,149)

Total	(308,759)	(7,386)	7,016	(309,129)

Information presented on statements of financial position
Deferred tax assets	226,716			194,552

Deferred tax liabilities	(308,759)			(309,129)

d)

The Company has not recognized deductible and taxable temporary differences associated with investments as deferred tax assets and liabilities. As of December 31, 2018 and 2019, the amount of taxable temporary differences not recognized as deferred tax liability were NT$495,154 thousand and NT$180,395 thousand, respectively.

e)	The Company’s income tax returns through 2016 have been assessed and approved by the Tax Authority.

f)

The amendment to the Income Tax Act in ROC has been approved and promulgated in February 2018 to raise the profit-seeking enterprise income tax rate from 17% to 20%, decrease the tax rate on unappropriated retained earnings from 10% to 5%, and abandon the imputation tax credit account effective from fiscal year starting January 1, 2018.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

9.	Income tax expense (continued)

g)

On October 31, 2016, the Company merged with its former parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) and as a result, the Company recognized its own shares originally held by former parent company as treasury stock. Subsequently, the Company deducted unappropriated retained earnings by NT$5,052,343 thousand to reflect the loss due from the cancellation of treasury stock. In January 2017, the Company has filed an application to the National Taxation Bureau of the Northern Area, Ministry of Finance to apply the accumulated deficit amount, derived from subtracting the aforementioned amount from unappropriated retained earnings generated prior to year 2015 (not including 2015 unappropriated retained earnings), as a deduction in the calculation of years 2016 and 2015 additional 10% tax on unappropriated retained earnings. On August 26, 2019, the Ministry of Finance issued Interpretation No.10804006760 and agreed the aforementioned deduction of unappropriated retained earnings to reflect the loss due from the cancellation of treasury stock as a result of the merger. As of the issue date of this report, the Company has not received the Notice for Assessment of Tax approved by the National Taxation Bureau of the Northern Area, Ministry of Finance.

10.	Earnings per share

	2017
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to:
Equity holders of the Company
- Continuing operations	981,929		1.16
- Discontinued operations	1,814,953		2.14

Equity holders of the Company	2,796,882	846,686	3.30

Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensations		14,034
Restricted shares		5,075

Profit attributable to:
Equity holders of the Company
- Continuing operations	981,929		1.13
- Discontinued operations	1,814,953		2.10

Equity holders of the Company	2,796,882	865,795	3.23

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

10.	Earnings per share (continued)

	2018
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to the equity holders of the Company	1,325,824	802,725	1.65

Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensations		7,626
Restricted shares		3,356

Profit attributable to the equity holders of the Company	1,325,824	813,707	1.63

	2019
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to the equity holders of the Company	2,508,574	727,111	3.45

Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensations		9,879
Restricted shares		126

Profit attributable to the equity holders of the company	2,508,574	737,116	3.40

11.	Non-current financial assets at fair value through profit or loss

	December 31, 2018	December 31, 2019
	NT$000	NT$000
Financial assets mandatorily measured at fair value through profit or loss
Foreign partnership interests	10,940	10,940
Valuation adjustment	531	98

	11,471	11,038

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

11.	Non-current financial assets at fair value through profit or loss (continued)

a)	Amounts recognized in profit or loss in relation to the financial assets at fair value through profit or loss are listed below:

	2018	2019
	NT$000	NT$000
Financial assets mandatorily measured at fair value through profit or loss
Foreign partnership interests	38	(433)
Beneficiary certificates*	1,396	1,750
Derivative instruments	51	—

	1,485	1,317

*

Beneficiary certificates represent money market funds the Company held during the reporting period. As of December 31, 2018 and 2019, there were no beneficiary certificates classified as current financial assets at fair value through profit or loss (“FVTPL”).

b)	No financial assets at FVTPL were pledged to others.

12.	Non-current financial assets at fair value through other comprehensive income

	December 31, 2018	December 31, 2019
	NT$000	NT$000
Designation of equity instruments
Foreign unlisted stocks	38,534	38,534
Valuation adjustment	135,823	83,274

	174,357	121,808

a)

Based on the Group’s business model, the foreign unlisted stocks held for strategic investments were elected to classify as “Financial assets at fair value through other comprehensive income”. As of December 31, 2018 and 2019, the fair value of aforementioned investments is the carrying amount at the end of each reporting period.

b)	Amounts recognized in other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	2018	2019
	NT$000	NT$000
Financial assets at fair value through other comprehensive income
Foreign unlisted stocks	85,022	(52,549)

c)	No financial assets at fair value through other comprehensive income were pledged to others.

d)	Information about the fair value measurement is provided in Note 33 b).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

13.	Investment in associates

	December 31, 2018	December 31, 2019
	NT$000	NT$000
JMC ELECTRONICS CO., LTD. (“JMC”)	406,792	249,793
Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”)	3,456,949	3,143,117

	3,863,741	3,392,910

a)	In January 2018, ChipMOS BVI participated in Unimos Shanghai’s increase of paid-in capital based on its shareholding amounted to NT$794,694 thousand.

b)	JMC has quoted market prices. As of December 31, 2018 and 2019, the fair value was NT$2,081,900 thousand and NT$807,000 thousand, respectively.

c)

The Company’s investments in associates are based on the financial statements of investees for the reporting period. For the years ended December 31, 2018 and 2019, the Company recognized its share of loss of associates amounted to NT$300,101 thousand and NT$154,926 thousand, respectively.

d)

To further strengthen financial structure, increase balance of working capital and reduce debt ratio, the Company’s Board of Directors adopted a resolution on April 2, 2019 to dispose of 9,100,000 common shares of JMC, which reduced the shareholding of equity investment in JMC to 10%. The disposal of shares was completed on April 8, 2019 for cash consideration of NT$1,180,179 thousand, and the Company recognized gain on disposal of investment in associates amounted to NT$973,609 thousand. JMC is still recognized as investment in associates given that the Company retains significant influence by holding two seats in JMC’s Board of Directors.

e)	The basic information and summarized financial information of the associates of the Group are as follows:

(a)	Basic information

		Shareholding ratio
Company name	Principal place of business	December 31, 2018	December 31, 2019	Nature of relationship	Method of measurement
JMC	Kaohsiung, Taiwan	19.10%	10.00%	Strategic Investee	Equity method
Unimos Shanghai	Shanghai, PRC	45.02%	45.02%	Strategic Investee	Equity method

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

13.	Investment in associates (continued)

e)	The basic information and summarized financial information of the associates of the Group are as follows: (continued)

(b)	Summarized financial information

Statements of financial position

	JMC
	December 31, 2018	December 31, 2019
	NT$000	NT$000
Current assets	1,106,789	1,347,546
Non-current assets	1,699,498	2,457,975
Current liabilities	(817,697)	(888,184)
Non-current liabilities	(103,922)	(660,111)

Total net assets	1,884,668	2,257,226

Share in associate’s net assets	359,972	225,723
Goodwill	46,820	24,070

Carrying amount of the associate	406,792	249,793

	Unimos Shanghai
	December 31, 2018	December 31, 2019
	NT$000	NT$000
Current assets	3,946,082	3,042,377
Non-current assets	3,254,687	3,499,819
Current liabilities	(554,160)	(459,502)
Non-current liabilities	(442,306)	(448,929)

Total net assets	6,204,303	5,633,765

Share in associate’s net assets	2,793,438	2,536,558
Depreciable assets	644,718	584,441
Goodwill	22,118	22,118
Inter-company transactions and amortization	(3,325)	—

Carrying amount of the associate	3,456,949	3,143,117

Statements of comprehensive income

	JMC
	Year ended December 31,
	2017	2018	2019
	NT$000	NT$000	NT$000
Revenue	1,322,928	1,931,008	3,017,155

Profit for the year from continuing operations	4,414	219,544	524,347
Other comprehensive income (loss), net of income tax	2,903	(14,074)	48,211

Total comprehensive income	7,317	205,470	572,558

Dividends received from the associate	14,325	5,730	20,000

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

13.	Investment in associates (continued)

e)	The basic information and summarized financial information of the associates of the Group are as follows: (continued)

(b)	Summarized financial information (continued)

Statements of comprehensive income (continued)

	Unimos Shanghai
	Year ended December 31,
	2017	2018	2019
	NT$000	NT$000	NT$000
Revenue	1,141,415	1,334,196	1,584,648

Loss for the year from continuing operations	(348,472)	(629,303)	(352,008)
Other comprehensive income (loss), net of income tax	—	—	—

Total comprehensive loss	(348,472)	(629,303)	(352,008)

Dividends received from the associate	—	—	—

According to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, total comprehensive income of Unimos Shanghai for the three months ended March 31, 2017 is included in the Group’s consolidated statements of comprehensive income with the adjustments of ceasing to recognize depreciation and amortization expenses and the elimination of inter-companies’ transactions. Information about discontinued operations is provided in Note 20.

14.	Financial assets at amortized cost

	December 31, 2018	December 31, 2019
	NT$000	NT$000
Current
Time deposits	169,168	168,970

Non-current
Time deposits	30,715	—
Restricted bank deposits	68,388	68,450

	99,103	68,450

a)	Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	2018	2019
	NT$000	NT$000
Interest income	920	4,467

b)

Without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group is the carrying amount at the end of each reporting period.

c)	Information about the financial assets at amortized cost that were pledged to others as collateral is provided in Note 32.

d)	Information relating to credit risk of financial assets at amortized cost is provided in Note 33.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

15.	Property, plant and equipment, net

	2018
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	452,738	9,809,970	45,778,207	4,004,703	2,624,083	968,719	63,638,420
Accumulated depreciation and impairment	—	(5,890,884)	(36,964,480)	(3,314,234)	(2,203,511)	—	(48,373,109)

	452,738	3,919,086	8,813,727	690,469	420,572	968,719	15,265,311

January 1	452,738	3,919,086	8,813,727	690,469	420,572	968,719	15,265,311
Additions	—	247,186	2,445,313	591,229	172,652	1,489,190	4,945,570
Disposals	—	—	(904)	(11,745)	(2,067)	—	(14,716)
Reclassifications	—	199,724	1,154,663	7,604	26,026	(1,388,017)	—
Depreciation expenses	—	(457,265)	(2,180,718)	(535,378)	(203,218)	—	(3,376,579)
Exchange adjustment	—	—	12	—	23	—	35

December 31	452,738	3,908,731	10,232,093	742,179	413,988	1,069,892	16,819,621

December 31
Cost	452,738	10,254,531	48,274,171	4,402,711	2,610,893	1,069,892	67,064,936
Accumulated depreciation and impairment	—	(6,345,800)	(38,042,078)	(3,660,532)	(2,196,905)	—	(50,245,315)

	452,738	3,908,731	10,232,093	742,179	413,988	1,069,892	16,819,621

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

15.	Property, plant and equipment, net (continued)

	2019
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	452,738	10,254,531	48,274,171	4,402,711	2,610,893	1,069,892	67,064,936
Accumulated depreciation and impairment	—	(6,345,800)	(38,042,078)	(3,660,532)	(2,196,905)	—	(50,245,315)

	452,738	3,908,731	10,232,093	742,179	413,988	1,069,892	16,819,621

January 1	452,738	3,908,731	10,232,093	742,179	413,988	1,069,892	16,819,621
Effects on initial application of IFRS 16	—	—	—	—	(31,904)	—	(31,904)

Adjusted balance at January 1	452,738	3,908,731	10,232,093	742,179	382,084	1,069,892	16,787,717
Additions	—	116,238	2,334,358	781,465	224,287	1,440,308	4,896,656
Disposals	—	—	(16,033)	(9,336)	(416)	—	(25,785)
Reclassifications	—	455,792	1,111,715	7,880	25,042	(1,573,811)	26,618
Depreciation expenses	—	(384,832)	(2,489,070)	(625,712)	(196,201)	—	(3,695,815)
Impairment losses	—	—	(9,938)	—	—	—	(9,938)
Exchange adjustment	—	—	(4)	—	(5)	—	(9)

December 31	452,738	4,095,929	11,163,121	896,476	434,791	936,389	17,979,444

December 31
Cost	452,738	10,821,972	51,244,512	5,008,321	1,937,755	936,389	70,401,687
Accumulated depreciation and impairment	—	(6,726,043)	(40,081,391)	(4,111,845)	(1,502,964)	—	(52,422,243)

	452,738	4,095,929	11,163,121	896,476	434,791	936,389	17,979,444

a)	Amount of borrowing costs capitalized as part of property, plant and equipment and the range of the interest rates for such capitalization are as follows:

	2018	2019
	NT$000	NT$000
Amount of interest capitalized	18,542	15,114
Range of the interest rates for capitalization	1.7582%	1.7822%

b)	Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 32.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

16.	Leasing arrangements - lessee

Effective from 2019

a)

The Group leases various assets, including land, buildings, machinery and equipment, and others. Lease agreements are typically made for periods of 2 to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b)	The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	December 31, 2019	2019
	Carrying amount	Depreciation expenses
	NT$000	NT$000
Land	669,967	(22,657)
Buildings	15,043	(7,113)
Machinery and equipment	—	(4,520)
Others	2,058	(1,809)

	687,068	(36,099)

c)	For the year ended December 31, 2019, additions to right-of-use assets was NT$$11,183 thousand.

d)	The information on profit and loss accounts relating to lease contracts is as follows:

2019
NT$000
Items affecting profit or loss
Interest expense on lease liabilities	14,349
Expense on short-term lease contracts	230,589

e)	For the year ended December 31, 2019, the Group’s total cash outflow for leases was NT$273,709 thousand.

17.	Inventories

	December 31, 2018
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	1,814,992	(36,157)	1,778,835

	December 31, 2019
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	1,831,140	(63,498)	1,767,642

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

17.	Inventories (continued)

The cost of inventories recognized as an expense for the year:

	2018	2019
	NT$000	NT$000
Cost of revenue	15,057,605	16,372,032
Loss on abandonment	5,497	12,369
Allowance for (reversal of) inventory valuation and obsolescence loss	(13,070)	27,341

	15,050,032	16,411,742

a)	Reversal of allowance for inventory valuation and obsolescence loss was recognized due to the change in net realizable market value.

b)	No inventories of the Group were pledged to others.

18.	Accounts and notes receivable

	December 31, 2018	December 31, 2019
	NT$000	NT$000
Accounts receivable	4,747,834	4,454,255
Notes receivable	1,595	765
Less: Loss allowance	(2,141)	(1,351)

	4,747,288	4,453,669

a)

The Group’s credit term granted to customers is 30~90 days. Receivables do not bear interest. The loss allowance is determined based on the credit quality of customers. Information relating to credit risk is provided in Note 33.

b)	The aging analysis of accounts and notes receivable based on past due date is as follows:

	December 31, 2018	December 31, 2019
	NT$000	NT$000
Current	4,596,895	4,440,846
Within 1 month	18,807	13,733
1 – 2 months	131,787	441
2 – 3 months	1,436	—
3 – 4 months	180	—
Over 4 months	324	—

	4,749,429	4,455,020

c)

As of December 31, 2018 and 2019, accounts receivable were all from contracts with customers. And as of January 1, 2018, the balance of accounts receivable from contracts with customers was NT$4,013,705 thousand.

d)

Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’ maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.

e)	No accounts and notes receivable of the Group were pledged to others.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

19.	Cash and cash equivalents

	December 31, 2018	December 31, 2019
	NT$000	NT$000
Cash on hand and petty cash	470	470
Checking accounts and demand deposits	1,396,302	915,134
Time deposits	3,245,750	3,788,480

	4,642,522	4,704,084

a)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)	No cash and cash equivalents of the Group were pledged to others.

20.	Non-current assets held for sale and discontinued operations

a)

The assets and liabilities related to Unimos Shanghai have been classified as non-current assets held for sale and liabilities directly related to non-current assets held for sale and presented as discontinued operations for meeting the definition of discontinued operations following the resolution of the Company’s Board of Directors on November 30, 2016 to sell 54.98% of Unimos Shanghai’s equity interest. The transaction was completed in March 2017, and subsequently, due to the loss of control but retention of significant influence, Unimos Shanghai was excluded from the consolidated financial statements and recorded as “Investments in associates”. As of December 31, 2018 and 2019, there were no related assets and liabilities of disposal group classified as held for sale. Please refer to Notes 1 and 13 for more details.

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

b)	The cash flow information of the discontinued operations is as follows:

2017
NT$000
Net cash used in operating activities	(109,079)
Net cash used in investing activities	(272,925)
Net cash generated from financing activities	461,312
Effect of foreign exchange rate changes	(19,874)

Net increase in cash and cash equivalents	59,434

c)	Cumulative income or expense recognized in other comprehensive income relating to disposal group classified as held for sale:

2017
NT$000
Exchange differences on translation of foreign operations	(287,645)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

20.	Non-current assets held for sale and discontinued operations (continued)

d)	The results of discontinued operations are as follows:

2017
NT$000
Revenue	227,095
Cost of revenue	(195,078)
Operating expenses	(58,840)
Other operating income (expenses), net	1,429
Non-operating income (expenses), net	(2,887)

Loss from discontinued operations before income tax	(28,281)
Income tax expense	—

Loss from discontinued operations after income tax	(28,281)
Gain on disposal of discontinued operations	1,843,234

Profit from discontinued operations	1,814,953

Discontinued operations’ revenue is mainly from the segments of testing and assembly.

21.	Issued capital

a)

As of December 31, 2019, the Company’s authorized capital was NT$9,700,000 thousand, consisting of 970,000 thousand ordinary shares, and the paid-in capital was NT$7,272,401 thousand with a par value of NT$10 per share, consisting of 727,240 thousand ordinary shares. All proceeds from shares issued have been collected.

b)

As of December 31, 2019, the outstanding ADSs were 4,801,737 units representing 96,035 thousand ordinary shares and each ADS represents 20 ordinary shares of the Company. The major terms and conditions of the ADSs are summarized as follows:

(a)	Voting rights:

ADS holders have no right to directly vote in shareholders’ meetings with respect to the deposited shares. The depository bank shall vote on behalf of ADS holders or provide voting instruction to the designated person of the Company. The depository bank shall vote in the manner as instructed by ADS holders.

(b)	Distribution of dividends:

ADS holders are deemed to have the same rights as holders of ordinary shares with respect to the distribution of dividends.

c)	Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2017	2018	2019
	in thousands	in thousands	in thousands
January 1	856,754	856,059	727,265
Restricted shares – cancelled	(542)	(349)	(25)
Restricted shares – uncancelled	(153)	(23)	—
Capital reduction	—	(128,422)	—

December 31	856,059	727,265	727,240

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

21.	Issued capital (continued)

d)

In order to adjust capital structure and increase return of equity, the Company’s shareholders adopted a resolution on June 26, 2018 to reduce capital stock and return cash to shareholders. Subsequently, the record date of the capital reduction was fixed on August 15, 2018, and capital was reduced approximately 15% amounted to NT$1,329,446 thousand consisting of 132,945 thousand ordinary shares.

22.	Capital surplus and retained earnings

a)	Capital surplus

Details of the Group’s capital surplus are set out below:

	2017
	Share premium	Employee restricted shares	Others	Total
	NT$000	NT$000	NT$000	NT$000
January 1	6,473,471	408,051	7,304	6,888,826
Share-based payments	—	(17,650)	—	(17,650)
Cash distribution from capital surplus	(599,728)	—	—	(599,728)

December 31	5,873,743	390,401	7,304	6,271,448

	2018
	Share premium	Employee restricted shares	Others	Total
	NT$000	NT$000	NT$000	NT$000
January 1	5,873,743	390,401	7,304	6,271,448
Share-based payments	—	(7,967)	—	(7,967)
Capital reduction	—	72	—	72

December 31	5,873,743	382,506	7,304	6,263,553

	2019
	Share premium	Employee restricted shares	Others	Total
	NT$000	NT$000	NT$000	NT$000
January 1	5,873,743	382,506	7,304	6,263,553
Share-based payments	—	(412)	—	(412)
Cancellation of treasury stock	(199,501)	(12,853)	—	(212,354)

December 31	5,674,242	369,241	7,304	6,050,787

Pursuant to the ROC Company Act, any capital surplus arising from paid-in capital in excess of par value on issuance of ordinary shares and donations can be used to cover accumulated deficits or to issue new shares or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficits. Furthermore, the ROC Securities and Exchange Act requires that the amount of capital surplus to be capitalized mentioned above may not exceed 10% of the paid-in capital each year. Capital surplus may not be used to cover accumulated deficits unless the legal reserve is insufficient.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

22.	Capital surplus and retained earnings (continued)

b)	Retained earnings

(a)

Under the Company’s Articles of Incorporation, the current year’s earnings, if any, shall first be used to pay all taxes and offset prior years’ operating losses and then 10% of the remaining amount shall be set aside as a legal reserve. The Company may then appropriate or reverse a certain amount as special reserve according to the relevant regulations. After the distribution of earnings, the remaining earnings and prior years’ unappropriated retained earnings may be appropriated according to a proposal by the Board of Directors and approved in the shareholders’ meeting.

(b)

The Company’s dividend policy is summarized here. As the Company operates in a volatile business environment, the issuance of dividends to be distributed takes into consideration the Company’s financial structure, operating results and future expansion plans. The earnings distribution of the Company may be made by way of cash dividends or stock dividends, provided that cash dividends account for at least 10% of the total dividends distributed. The earnings distribution will be proposed by the Board of Directors and approved at the shareholders’ meeting.

(c)

Except for covering accumulated deficits or issuing new shares or cash to shareholders in proportion to their share ownership, the legal reserve may not be used for any other purpose. The use of the legal reserve for the issuance of shares or cash to shareholders in proportion to their share ownership is permitted, provided that the distribution of the reserve is limited to the portion in excess of 25% of the Company’s paid-in capital.

(d)

In accordance with the regulations, the Company must set aside a special reserve from the debit balance on other equity items at the statements of financial position date before distributing earnings. When the debit balance on other equity items is reversed subsequently, the reversed amount may be included in the distributable earnings.

(e)	The appropriations of 2016, 2017 and 2018 were resolved at the shareholders’ meetings on May 26, 2017, June 26, 2018 and June 10, 2019, respectively. Details are summarized below:

	2016		2017		2018
	Amount	Cash Distribution per share	Amount	Cash Distribution per share	Amount	Cash Distribution per share
	NT$000	NT$	NT$000	NT$	NT$000	NT$
Legal reserve	28,680		302,653		110,308
Cash dividend	257,026	0.30	256,806	0.30	872,718	1.20
Cash distribution from capital surplus	599,728	0.70	—	—	—	—

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

23.	Other reserve

	2017
	Foreign currency translation reserve	Amounts recognized in other comprehensive income (loss) and accumulated in equity relating to non-current assets held for sale	Unrealized gain on valuation of available-for-sale financial assets	Unearned employee awards	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	10,600	287,645	—	(200,204)	98,041
Currency translation differences
- The Company	(232,652)	—	—	—	(232,652)
- Disposal of a subsidiary	287,645	(287,645)	—	—	—
Employee restricted shares
- The Company	—	—	—	145,634	145,634
Evaluation adjustment
- Associates	—	—	678	—	678

December 31	65,593	—	678	(54,570)	11,701

	2018
	Foreign currency translation reserve	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Unrealized gain on valuation of available-for-sale financial assets	Unearned employee awards	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	65,593	—	678	(54,570)	11,701
Effects on initial application of IFRS 9	—	42,843	(678)	—	42,165

Adjusted beginning balance	65,593	42,843	—	(54,570)	53,866
Currency translation differences
- The Company	(51,077)	—	—	—	(51,077)
Employee restricted shares
- The Company	—	—	—	52,869	52,869
Evaluation adjustment
- The Company	—	85,022	—	—	85,022
- Associates	—	(2,438)	—	—	(2,438)
Evaluation adjustment related tax
- The Company	—	(18,529)	—	—	(18,529)

December 31	14,516	106,898	—	(1,701)	119,713

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

23.	Other reserve (continued)

	2019
	Foreign currency translation reserve	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Unearned employee awards	Total
	NT$000	NT$000	NT$000	NT$000
January 1	14,516	106,898	(1,701)	119,713
Currency translation differences
- The Company	(104,198)	—	—	(104,198)
Employee restricted shares
- The Company	—	—	1,701	1,701
Evaluation adjustment
- The Company	—	(52,549)	—	(52,549)
- Associates	—	5,093	—	5,093
Evaluation adjustment related tax
- The Company	—	7,016	—	7,016
Disposal of investment in associates	—	(72)	—	(72)

December 31	(89,682)	66,386	—	(23,296)

24.	Treasury stock

a)

On March 7, 2019 and August 6, 2019, the Company’s Board of Directors approved the cancellation of treasury stock 25,570 thousand shares amounted to NT$962,503 thousand. As of December 31, 2019, all of the Company’s treasury stocks were cancelled. As of December 31, 2017 and 2018, the reasons for share repurchases and movements in the number of the Company’s treasury stock are as follows:

	2017		2018
	Shares	Amount	Shares	Amount
	in thousands	NT$000	in thousands	NT$000
January 1	30,085	1,007,654	30,085	1,007,654
Capital reduction	—	—	(4,515)	(45,151)

December 31	30,085	1,007,654	25,570	962,503

b)

Pursuant to the ROC Securities and Exchange Act, the number of shares repurchased as treasury stock may not exceed 10% of the number of the Company’s issued shares and the amount bought back may not exceed the sum of retained earnings, paid-in capital in excess of par value and realized capital surplus.

c)	Pursuant to the ROC Securities and Exchange Act, treasury stock may not be pledged as collateral and is not entitled to dividends before it is reissued.

d)

Pursuant to the ROC Securities and Exchange Act, treasury stock should be reissued to the employees within five years from the reacquisition date and shares not reissued within the five-year period are to be retired. Treasury stock to enhance the Company’s credit rating and the stockholders’ equity should be retired within six months from acquisition.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

25.	Long-term bank loans

Type of loans	Period and payment term	December 31, 2018	December 31, 2019
		NT$000	NT$000
Syndicated bank loan	Borrowing period is from May 30, 2018 to May 30, 2023; interest is repayable monthly; principal is repayable semi-annually from November 30, 2018	9,822,000	9,066,000
Less: Fee on syndicated bank loan		(32,482)	(24,355)
Less: Current portion (fee included)		(747,422)	(748,419)
		9,042,096	8,293,226
Interest rate range		1.7895%	1.7895%
Unused credit lines of long-term bank loans NT$000		1,800,000	1,800,000

a)

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

b)

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

c)	Information about the items related to the long-term bank loans that are pledged to others as collaterals is provided in Note 32.

26.	Retirement benefit plans

a)	Defined benefit plans

The Company has a defined benefit pension plan in accordance with the Labor Standards Act, covering all regular employees’ service years prior to the enforcement of the Labor Pension Act on July 1, 2005 and service years thereafter of employees who chose to continue to be subject to the pension mechanism under the Labor Standards Act. Under the defined benefit pension plan, two units are accrued for each year of service for the first 15 years and one unit for each additional year thereafter, subject to a maximum of 45 units. Pension benefits are based on the number of units accrued and the average monthly salaries and wages of the last 6 months prior to retirement. The Company contributes monthly an amount equal to 2% of the employees’ monthly salaries and wages to the pension fund deposited with the Bank of Taiwan, the trustee, under the name of the independent pension fund committee. Also, the Company would assess the balance in the aforementioned labor pension reserve account by the end of every year. If the account balance is insufficient to pay the pension calculated by the aforementioned method, to the employees expected to be qualified for retirement next year, the Company will make contributions to cover the deficit by March of following year.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

26.	Retirement benefit plans (continued)

a)	Defined benefit plans (continued)

(a)	The amounts recognized in the statements of financial position are as follows:

	December 31, 2018	December 31, 2019
	NT$000	NT$000
Present value of defined benefit obligations	(910,081)	(901,159)
Fair value of plan assets	389,316	421,052

Net defined benefit liability	(520,765)	(480,107)

(b)	Movements in net defined benefit liability are as follows:

	2018
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(838,543)	360,017	(478,526)
Current services cost	(382)	—	(382)
Interest (expense) income	(14,429)	6,291	(8,138)

	(853,354)	366,308	(487,046)

Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	8,145	8,145
Financial assumption movement effect	(56,934)	—	(56,934)
Experience adjustments	(11,172)	—	(11,172)

	(68,106)	8,145	(59,961)

Pension fund contribution	—	26,242	26,242
Paid pension	11,379	(11,379)	—

December 31	(910,081)	389,316	(520,765)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

26.	Retirement benefit plans (continued)

a)	Defined benefit plans (continued)

(b)	Movements in net defined benefit liability are as follows: (continued)

	2019
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(910,081)	389,316	(520,765)
Current services cost	(332)	—	(332)
Interest (expense) income	(11,170)	4,831	(6,339)

	(921,583)	394,147	(527,436)

Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	12,601	12,601
Financial assumption movement effect	(27,993)	—	(27,993)
Experience adjustments	36,308	—	36,308

	8,315	12,601	20,916

Pension fund contribution	—	26,413	26,413
Paid pension	12,109	(12,109)	—

December 31	(901,159)	421,052	(480,107)

(c)

The Bank of Taiwan was commissioned to manage the fund of the Company’s defined benefit pension plan in accordance with the fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings is less than aforementioned rates, government shall make payment for the deficit after being authorized by the authority. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of the fair value of plan asset in accordance with IAS 19 “Employee Benefits” paragraph 142. The composition of fair value of plan assets as of December 31, 2018 and 2019 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

(d)	The principal actuarial assumptions used were as follows

	2018	2019
Discount rate	1.25%	1.00%
Future salary increase	3.50%	3.50%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

26.	Retirement benefit plans (continued)

a)	Defined benefit plans (continued)

(d)	The principal actuarial assumptions used were as follows (continued)

Because the main actuarial assumption changed, the present value of defined benefit obligations is affected. The analysis was as follows:

	Discount rate		Future salary increase
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2018
Effect on present value of defined benefit obligations	(29,052)	30,430	29,692	(28,513)
December 31, 2019
Effect on present value of defined benefit obligations	(27,993)	29,284	28,501	(27,407)

The sensitivity analysis above is based on a change in an assumption while holding all other assumptions constant. In practice, changes in some of the assumptions may be correlated. The method of sensitivity analysis and the method of calculating net defined benefit liability in the statements of financial position are the same.

The methods and types of assumptions used in preparing the sensitivity analysis remain unchanged from previous period.

(e)	Expected contributions to the defined benefit pension plan of the Company for the year ending December 31, 2020 amounts to NT$$27,337 thousand.

(f)	As of December 31, 2019, the weighted average duration of that retirement plan is 12.8 years. The analysis of timing of the future pension payment is as follows:

December 31, 2019
NT$000
Within 1 year	35,272
1-2 years	34,647
2-5 years	122,670
5-10 years	167,707

360,296

b)	Defined contribution plans

Effective from July 1, 2005, the Company established a defined contribution pension plan (“New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2018 and 2019 were NT$193,047 thousand and NT$187,502 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

27.	Current provisions

a)	Movements in provisions are as follows:

2019
Provisions for deficiency compensation
NT$000
January 1	29,352
Provision	5,204
Reversal	(1,967)
Payment	(30,591)

December 31	1,998

b)	The detailed explanation of provisions for deficiency compensation is provided in Note 2 cc).

28.	Current refund liabilities

a)	Movements in refund liabilities are as follows:

	2018	2019
	Accrued sales allowance	Accrued sales allowance
	NT$000	NT$000
January 1	70,156	32,627
Provision	44,950	63,863
Reversal	(7,413)	—
Payment	(75,066)	(70,490)

December 31	32,627	26,000

b)	The detailed explanation of accrued sales allowance is provided in Note 2 cc).

29.	Significant commitments and contingencies

Operating leases commitments

Prior to 2019

ChipMOS Taiwan entered into several operating lease contracts for land. These renewable operating leases will expire by 2032 and 2034.

ChipMOS USA entered into several operating lease contracts for office space. These renewable operating leases will expire by 2019 and 2020.

Future minimum lease obligation payable under those leases are as follows:

December 31, 2018
NT$000
Within 1 year	68,631
1 to 5 years	140,137
Over 5 years	111,446

320,214

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

29.	Significant commitments and contingencies (continued)

Capital commitments

Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2018	December 31, 2019
	NT$000	NT$000
Property, plant and equipment	2,508,797	1,640,712

Other commitments

A letter of guarantee was issued by the Bank of Taiwan to the Customs Administration of the Ministry of Finance for making payment of customs-duty deposits when importing. As of December 31, 2018 and 2019, the amounts of NT$97,500 thousand and NT$100,800 thousand, respectively, were guaranteed by Bank of Taiwan.

30.	Supplementary cash flow information

Partial cash paid for investing and financing activities

a)	Property, plant and equipment

	2017	2018	2019
	NT$000	NT$000	NT$000
Purchase of property, plant and equipment	4,849,331	4,945,570	4,896,656
Add: Beginning balance of payable to contractors and equipment suppliers	839,983	713,313	1,516,735
Add: Beginning balance of payable on lease	94,952	29,842	—
Less: Ending balance of payable to contractors and equipment suppliers	(878,065)	(1,516,735)	(972,770)
Less: Ending balance of payable on lease	(84,192)	(17,792)	—
Less: Transfer from prepaid equipment (shown as “Other non-current assets”)	(139,304)	—	—

Cash paid during the year	4,682,705	4,154,198	5,440,621

b)	Disposal of a subsidiary

	2017	2018	2019
	NT$000	NT$000	NT$000
Disposal of a subsidiary	2,166,151	—	—
Add: Ending balance of other payables*	64,393	—	—
Less: Cash and cash equivalents of discontinued operations	(449,331)	—	—

Cash received from disposal of a subsidiary	1,781,213	—	—

*

According to the Equity Interest Transfer Agreement, the Group accrued the estimated payment to investor based on the operating performance of Unimos Shanghai and as a result, cash received from disposal of discontinued operations amounted to NT$64,393 thousand was returned in 2018.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

30.	Supplementary cash flow information (continued)

c)	Reconciliation of liabilities arising from financing activities

	2017
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	—	10,750,005	1,404	10,751,409
Changes in cash flow from financing activities	969,353	(1,124,699)	(33)	(155,379)
Amortization of loan fees	—	16,715	—	16,715

December 31	969,353	9,642,021	1,371	10,612,745

	2018
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	969,353	9,642,021	1,371	10,612,745
Changes in cash flow from financing activities	(969,353)	110,250	(279)	(859,382)
Amortization of loan fees	—	37,247	—	37,247

December 31	—	9,789,518	1,092	9,790,610

	2019
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	9,789,518	1,092	—	9,790,610
Effects on initial application of IFRS 16	—	—	884,275	884,275

Adjusted balance at January 1	9,789,518	1,092	884,275	10,674,885
Changes in cash flow from financing activities	(756,450)	3	(48,161)	(804,608)
Adjustment to right-of-use assets	—	—	(148,512)	(148,512)
Reclassification to payable on equipment from lease liabilities	—	—	(9,000)	(9,000)
Amortization of loan fees	8,577	—	—	8,577
Amortization of interest expense	—	—	14,349	14,349

December 31	9,041,645	1,095	692,951	9,735,691

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

31.	Related party transactions

a)	Parent and ultimate controlling party

The Company has neither a parent company nor an ultimate controlling party. The transactions between the Company and its subsidiaries were eliminated in the accompanying consolidated financial statements and were not disclosed herein. The transactions between the Group and other related parties are as follows.

b)	Names of related parties and relationship

Name	Relationship
Unimos Shanghai	Associate
JMC	Associate

c)	Significant related party transactions

(a)	Purchases of materials

	2017	2018	2019
	NT$000	NT$000	NT$000
JMC	130	132,494	9

Purchases of materials from associate is based on normal commercial terms and conditions. The payment terms of the purchases from associate have no significant differences with third party suppliers.

(b)	Subcontracting fee

	2017	2018	2019
	NT$000	NT$000	NT$000
Unimos Shanghai	41,183	17	—

(c)	Disposal of property, plant and equipment

	2017
	Selling price	Gain on disposal
	NT$000	NT$000
Unimos Shanghai	21,982	20,240

There were no disposal of property, plant, and equipment to related parties for the years ended December 31, 2018 and 2019.

(d)	Acquisition of financial assets

In June 2017 and January 2018, ChipMOS BVI participated in Unimos Shanghai’s increase of paid-in capital based on its shareholding amounted to NT$1,373,486 thousand and NT$794,694 thousand.

d)	Key management personnel compensation

	2017	2018	2019
	NT$000	NT$000	NT$000
Salaries and other short-term employee benefits	188,105	151,095	178,713
Post-employment compensation	5,622	2,067	2,049
Share-based payments	18,736	6,763	—

	212,463	159,925	180,762

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

32.	Pledged assets

Assets	Purpose	December 31, 2018	December 31, 2019
		NT$000	NT$000
Non-current financial assets at amortized cost	Lease and bank loan	68,388	68,450
Property, plant and equipment, net
- Land	Bank loan	452,738	452,738
- Buildings	Bank loan	3,908,731	4,095,929
- Machinery and equipment	Bank loan	5,310,769	4,105,912

		9,740,626	8,723,029

33.	Financial risk management and fair values of financial instruments

a)	Financial instruments

(a)	Financial instruments by category

	December 31, 2018	December 31, 2019
	NT$000	NT$000
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	11,471	11,038
Financial assets at fair value through other comprehensive income
Designation of equity instruments	174,357	121,808
Financial assets at amortized cost
Cash and cash equivalents	4,642,522	4,704,084
Financial assets at amortized cost	268,271	237,420
Accounts and notes receivable	4,747,288	4,453,669
Accounts receivable – related parties	140	1,045
Other receivables	63,037	89,676
Other receivables – related parties	3,131	2,948
Refundable deposits	22,006	21,145

	9,932,223	9,642,833

Financial liabilities
Financial liabilities at amortized cost
Accounts payable	637,271	819,548
Accounts payable – related parties	347	—
Payables to contractors and equipment suppliers	1,516,735	972,770
Other payables	1,678,482	2,004,266
Other payables – related parties	218	—
Long-term bank loans (including current portion)	9,789,518	9,041,645
Guarantee deposits	1,092	1,095

	13,623,663	12,839,324

Lease liabilities (including current portion)	—	692,951

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial instruments (continued)

(b)	Risk management policies

i)	The Group’s risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities.

ii)

The Group has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial transactions, a due approval process must be carried out by the Board of Directors based on related protocols and internal control procedures. The Group complies with its financial risk management policies at all times.

iii)

In order to minimize and manage financial risks, the Group’s overall risk management program focuses on analyzing, identifying, and evaluating financial risk factors that may potentially have adverse effects on the Group’s financial position, and provide feasible solutions to avoid those factors.

(c)	Significant financial risks and degrees of financial risks

i)	Market risk

The Group’s market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise foreign currency risk, interest rate risk, and other price risks. In practice, the risk variable rarely changes individually, and the change of each risk variable is usually correlative. The following sensitivity analysis did not consider the interaction of each risk variable.

Foreign exchange risk

1.

The Group’s exposure to the risk of changes in foreign exchange rates relates primarily to the Group’s operating activities (when revenue or expense is denominated in a different currency from the Company’s and its subsidiaries’ functional currency) and the Group’s net investments in foreign operations.

2.

The Group applies natural hedges by using accounts receivable and accounts payable denominated in the same currency. However, this natural hedge does not concur with the requirement for hedge accounting. Furthermore, as net investments in foreign operations are for strategic purposes, they are not hedged by the Group.

3.

The Group’s foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar for cash and cash equivalents, accounts receivable, other receivables, bank loans, accounts payable and other payables.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial instruments (continued)

(c)	Significant financial risks and degrees of financial risks (continued)

i)	Market risk (continued)

Foreign exchange risk (continued)

4.

The Group’s businesses involve some non-functional currency operations. The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2018
	Foreign currency	Exchange rate	Carrying amount (NT$000)
(Foreign currency: functional currency)
Financial assets
Monetary items
US$000	170,270	30.7150	5,229,843
JPY000	177,557	0.2782	49,396
RMB000	8,850	4.4720	39,577
Financial liabilities
Monetary items
US$000	18,230	30.7150	559,934
JPY000	2,436,140	0.2782	677,734

	December 31, 2019
	Foreign currency	Exchange rate	Carrying amount (NT$000)
(Foreign currency: functional currency)
Financial assets
Monetary items
US$000	188,369	29.9800	5,647,303
JPY000	266,819	0.2760	73,642
RMB000	6,197	4.3050	26,678
Financial liabilities
Monetary items
US$000	7,867	29.9800	235,853
JPY000	1,033,394	0.2760	285,217

5.

The total exchange (loss) gain, including realized and unrealized (losses) gains arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2018 and 2019, amounted to gain of NT$93,104 thousand and loss of NT$154,993 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial instruments (continued)

(c)	Significant financial risks and degrees of financial risks (continued)

i)	Market risk (continued)

Foreign exchange risk (continued)

6.	Analysis of foreign currency market risk arising from significant foreign exchange variations:

	2018
	Change in exchange rate	Effect on profit (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	261,492	—
JPY000	5%	2,470	—
RMB000	5%	1,979	—
Financial liabilities
Monetary items
US$000	5%	27,997	—
JPY000	5%	33,887	—

	2019
	Change in exchange rate	Effect on profit (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	282,365	—
JPY000	5%	3,682	—
RMB000	5%	1,334	—
Financial liabilities
Monetary items
US$000	5%	11,793	—
JPY000	5%	14,261	—

Price risk

1.

The Group’s financial instruments, which are exposed to price risk, are the financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income. To manage its price risk arising from investments in financial instruments, the Group diversifies its portfolio. Diversification of the portfolio is in accordance with the limits set by the Group.

2.

The Group’s investments in financial instruments comprise foreign unlisted stocks and partnership. The prices of financial instruments would change due to different valuation models and assumptions used. Analysis related to the effect on profit or other comprehensive income if these assumptions change is provided in Note 33 b) (g).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial instruments (continued)

(c)	Significant financial risks and degrees of financial risks (continued)

i)	Market risk (continued)

Interest rate risk on cash flow and fair value

1.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates relates primarily to the Group’s bank loans with floating interest rates. The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate bank loans. The Group reassesses the hedge management periodically to make sure it complies with the cost effectiveness.

2.	The sensitivity analysis depends on the exposure of interest rate risk at the end of the reporting period.

3.

Analysis of debt with floating interest rates is based on the assumption that the outstanding debt at the end of the reporting period is outstanding throughout the period. The degree of variation the Group used to report to internal management is increase or decrease of 1% in interest rates which is assessed as the reasonable degree of variation by the management.

4.

For the years ended December 31, 2018 and 2019, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group’s profit approximately by NT$98,220 thousand and NT$90,660 thousand, respectively, mainly due to the Group’s floating rate on bank loans.

ii)	Credit risk

1.

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss, mainly resulted from its operating activities (primarily notes and accounts receivable) and from its financing activities (primarily deposits with banks and financial instruments). The Group is exposed to credit risk arising from the carrying amount of the financial assets recognized in the consolidated statements of financial position.

2.

Each business unit performs ongoing credit evaluations of its debtors’ financial conditions according to the Group’s established policies, procedures and controls relating to customer credit risk management. The Group maintains an account for loss allowance based upon the available facts and circumstances, history of collection and write-off experiences of all trade and other receivables which consequently minimize the Group’s exposure to bad debts.

3.

Credit risk from balances with banks and financial institutions is managed by the Group’s finance unit in accordance with the Group’s policies. Transaction counterparty of the Group is determined through its internal controls policy. For banks and financial institutions, only parties rated above BBB+ by Taiwan Ratings are accepted. The probability of counterparty default is remote, so there is no significant credit risk.

4.	The Group adopts the assumptions under IFRS 9 and the default is deemed to have occurred when the contract payments are past due over 90 days.

5.

The Group categorized contract assets, accounts receivable and other receivables by characteristics of credit risk and applied the simplified approach using loss rate methodology to estimate expected credit loss.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial instruments (continued)

(c)	Significant financial risks and degrees of financial risks (continued)

ii)	Credit risk (continued)

6.

The Group referred to the forecastability of business monitoring indicators published by the ROC National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of contract assets, accounts receivable and other receivables. As of December 31, 2018 and 2019 the loss rate methodologies are as follows:

	December 31, 2018
	Contract assets	Accounts and notes receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.045%	0.045%	0.045%
Total carrying amount	299,970	4,749,569	66,181
Loss allowance	(135)	(2,141)	(13)

	December 31, 2019
	Contract assets	Accounts and notes receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.030%	0.030%	0.030%
Total carrying amount	377,983	4,456,065	92,642
Loss allowance	(114)	(1,351)	(18)

7.	Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows:

	2018
	Contract assets	Accounts and notes receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1_ IAS 39	—	—	—
Adjustments for applying new standards	(115)	(1,819)	(7)

January 1_IFRS 9 (Note)	(115)	(1,819)	(7)
Provision for impairment loss	(20)	(322)	(7)
Reversal of impairment loss	—	—	1

December 31	(135)	(2,141)	(13)

Note:	The Group initially applied IFRS 9 on January 1, 2018, and recorded loss allowance based on expected credit loss.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial instruments (continued)

(c)	Significant financial risks and degrees of financial risks (continued)

ii)	Credit risk (continued)

7.	Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows: (continued)

	2019
	Contract assets	Accounts and notes receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(135)	(2,141)	(13)
Provision for impairment loss	—	—	(5)
Reversal of impairment loss	21	790	—

December 31	(114)	(1,351)	(18)

8.	For investments in debt instruments at amortized cost, the credit rating levels are as follows:

	December 31, 2018
		By lifetime
	12 months	Increase in credit risk	Impairment of credit	Total
	NT$000	NT$000	NT$000	NT$000
Financial assets at amortized cost
Bank deposits (Note)	268,271	—	—	268,271

	December 31, 2019
		By lifetime
	12 months	Increase in credit risk	Impairment of credit	Total
	NT$000	NT$000	NT$000	NT$000
Financial assets at amortized cost
Bank deposits (Note)	237,420	—	—	237,420

Note: Time deposits with contract period over three months and restricted bank deposits.

iii)	Liquidity risk

1.

The Group manages and maintains adequate cash and cash equivalents to finance the Group’s operations, and minimize the impact from cash flow fluctuations. The Group also monitors its debt financing plans to ensure it is in compliance with the financial covenants required under its loan agreements.

2.	The primary source of liquidity for the Group is from bank loans. See Note 25 for details of the unused credit lines of the Group as of December 31, 2018 and 2019.

3.

The contractual undiscounted cash flows of accounts payable (including related parties), payables to contractors and equipment suppliers and other payables (including related parties) are due within one year and are equivalent to their carrying amounts. Except for the aforementioned, the table below summarizes the maturity profile of the Group’s non-derivative financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Group does not consider the probability of early repayments requested by the banks.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

a)	Financial instruments (continued)

(c)	Significant financial risks and degrees of financial risks (continued)

iii)	Liquidity risk (continued)

	December 31, 2018
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Long-term bank loans	927,243	1,814,344	7,734,983	—	10,476,570
Lease obligations payable	18,000	—	—	—	18,000
Guarantee deposits	—	—	—	1,092	1,092

	945,243	1,814,344	7,734,983	1,092	10,495,662

	December 31, 2019
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Long-term bank loans	914,159	1,786,842	6,848,327	—	9,549,328
Lease liabilities	36,806	60,111	57,836	762,699	917,452
Guarantee deposits	—	—	—	1,095	1,095

	950,965	1,846,953	6,906,163	763,794	10,467,875

The difference between the floating interest rates and estimated interest rates will affect the non-derivative financial liabilities stated above.

b)	Fair value information

(a)	The different levels of inputs used in valuation techniques to measure fair value of financial and non-financial instruments are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date. An active market is a market in which trading for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices from Level 1 that are observable information for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s Investment in equity investment without active market is included in Level 3.

(b)

The carrying amounts of cash and cash equivalents, financial assets at amortized costs, contract assets, accounts and notes receivable, other receivables, refundable deposits, bank loans, contract liabilities, accounts payable, payables to contractors and equipment suppliers, other payables, lease liabilities and guarantee deposits are approximate to their fair values.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

b)	Fair value information (continued)

(c)	The related information of financial and non-financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities are as follows:

i)	The related information of natures of the assets and liabilities is as follows:

	December 31, 2018
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Foreign partnership interests	—	—	11,471	11,471
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	174,357	174,357

	—	—	185,828	185,828

	December 31, 2019
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Foreign partnership interests	—	—	11,038	11,038
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	121,808	121,808

	—	—	132,846	132,846

ii)	The methods and assumptions the Group used to measure fair value are as follows:

1.

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

2.

The Group’s financial assets at fair value through profit or loss is measured by using the discounted cash flow method, which derives present value estimates by discounting expected future operating effectiveness and free cash flows projections.

3.	The Group’s financial assets at fair value through other comprehensive income is measured by the comparable company valuation (EV/EBITDA ratio and P/B ratio).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

b)	Fair value information (continued)

(c)

The related information of financial and non-financial instruments measured at fair value by level on the basis of the nature, characteristics and risks of the assets and liabilities are as follows: (continued)

ii)	The methods and assumptions the Group used to measure fair value are as follows: (continued)

4.

The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

(d)	The following table shows the movements of Level 3 for the years ended December 31, 2018 and 2019:

	December 31, 2018
	Debt instruments	Equity instruments	Total
	NT$000	NT$000	NT$000
January 1	—	—	—
Effects on initial application of IFRS 9	11,433	89,335	100,768
Gains or losses recognized in profit or loss
Recorded as non-operating income	38	—	38
Gains or losses recognized in other comprehensive income
Recorded as unrealized gains on valuation of financial assets at fair value through other comprehensive income	—	85,022	85,022

December 31	11,471	174,357	185,828

	December 31, 2019
	Debt instruments	Equity instruments	Total
	NT$000	NT$000	NT$000
January 1	11,471	174,357	185,828
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	(433)	—	(433)
Gains or losses recognized in other comprehensive income
Recorded as unrealized losses on valuation of financial assets at fair value through other comprehensive income	—	(52,549)	(52,549)

December 31	11,038	121,808	132,846

(e)

The Group performs the fair value measurements being categorized within Level 3 with assistance from specialist. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, performing back-testing, updating inputs used to the valuation model and making any other necessary adjustments to the fair value.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

b)	Fair value information (continued)

(f)	The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2018	Valuation technique	Significant unobservable input	Range (weighted average method)	Relationship of inputs to fair value
	NT$000
Non-derivative debt instrument:
Foreign partnership interests	11,471	Discounted cash flow	Discount rate	0.35%	The lower the discount rate, the higher the fair value
Non-derivative equity instrument:
Foreign unlisted stocks	174,357	Comparable companies	Price to book ratio multiple	1.19	The higher the multiple, the higher the fair value
			Enterprise value to EBITDA multiple	7.69	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

	Fair value as of December 31, 2019	Valuation technique	Significant unobservable input	Range (weighted average method)	Relationship of inputs to fair value
	NT$000
Non-derivative debt instrument:
Foreign partnership interests	11,038	Discounted cash flow	Discount rate	0.30%	The lower the discount rate, the higher the fair value
Non-derivative equity instrument:
Foreign unlisted stocks	121,808	Comparable companies	Price to book ratio multiple	1.22	The higher the multiple, the higher the fair value
			Enterprise value to EBITDA multiple	10.51	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

33.	Financial risk management and fair values of financial instruments (continued)

b)	Fair value information (continued)

(g)

The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2018
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets
Foreign partnership interests	Discount rate	Note	—	—	—	—
Foreign unlisted stocks	Price to book ratio multiple	± 1%	—	—	69	68
	Enterprise value to EBITDA multiple	± 1%	—	—	1,563	1,512
	Discount for lack of marketability	± 1%	—	—	2,093	2,050

			—	—	3,725	3,630

			December 31, 2019
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets
Foreign partnership interests	Discount rate	Note	—	—	—	—
Foreign unlisted stocks	Price to book ratio multiple	± 1%	—	—	53	53
	Enterprise value to EBITDA multiple	± 1%	—	—	850	900
	Discount for lack of marketability	± 1%	—	—	1,460	1,460

			—	—	2,363	2,413

Note:	Based on the Group’s assessment, change in input would not have significant impact on profit or loss or other comprehensive income.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

34.	Share-based payments

Restricted Shares

On July 14, 2015, the Company’s Board of Directors approved the issuance of restricted shares. The record dates for the shares issuance were July 21, 2015 and May 10, 2016. The relevant information is as follows:

Type of arrangement	Grant date	Share price on grant date (in NT$)	Number of shares (in thousands)	Number of shares returned due to employee resignation (in thousands)		Contract period	Vesting condition
				2018	2019
Restricted shares award agreement	July 21, 2015	36.1	15,752	(256)	—	3 years	Meet service and performance conditions
Restricted shares award agreement	May 10, 2016	30.6	1,548	(116)	(25)	3 years	Meet service and performance conditions

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

The expenses incurred on share-based payment transactions for the years ended December 31, 2018 and 2019 were NT$41,043 thousand and NT$822 thousand, respectively.

35.	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt. The Group monitors capital on the basis of the liabilities to assets ratio. Total capital is shown as “Equity” in the consolidated statements of financial position, which is also equal to total assets minus total liabilities.

The liabilities to assets ratio at December 31, 2018 and 2019 were as follows:

	December 31, 2018	December 31, 2019
	NT$000	NT$000
Total liabilities	15,112,545	14,775,302

Total assets	33,133,718	34,305,887

Liabilities to assets ratio	45.61%	43.07%

36.	Significant events after the reporting periods

On January 1, 2019, Ministry of Economic Affairs, ROC (“MOEA”) implemented the “Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan” and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January to March 2020 with the line of credit amounted to NT$12,144 million and terms from seven to ten years. As of the issue date of this report, the Company has used NT$3,584 million of the credit line.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

37.	Approval of the financial statements

These consolidated financial statements were approved and authorized for issue by the Board of Directors on April 23, 2020.

38.	Financial Statements Schedule: Valuation and Qualifying Accounts

	January 1	Additions charged to expense	Deduction / Write-offs	December 31
	NT$000	NT$000	NT$000	NT$000
Year of 2017 :
Allowance for impairment of property, plant and equipment	359,270	956	(39,771)	320,455
Allowance for impairment of obsolescence and decline in market value of inventories	154,841	—	(101,127)	53,714
Year of 2018 :
Allowance for impairment of property, plant and equipment	320,455	—	(2,862)	317,593
Allowance for impairment of obsolescence and decline in market value of inventories	53,714	—	(17,557)	36,157
Year of 2019 :
Allowance for impairment of property, plant and equipment	317,593	9,938	(134,191)	193,340
Allowance for impairment of obsolescence and decline in market value of inventories	36,157	27,341	—	63,498

For movements in provisions for deficiency compensation, refund liabilities and loss allowance for contract assets, accounts receivable, and other receivables, please refer to Notes 27, 28 and 33, respectively.

39.	Effects on initial application of IFRS 9 and information for the year ended December 31, 2017 in conformity with IAS 39

a)	Summaries of adopting significant accounting policies for the year ended December 31, 2017:

Investments and other financial assets

Initial recognition and measurement

The Group’s financial assets are classified, at initial recognition, into financial assets at FVTPL, loans and receivables and available-for-sale financial investments. When financial assets are recognized initially, they are measured at fair value plus transaction costs that are attributable to the acquisition of the financial assets.

All regular way purchases or sales of financial assets are recognized on the settlement date, that is, the date that the Group completes the purchase or sell of the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

39.	Effects on initial application of IFRS 9 and information for the year ended December 31, 2017 in conformity with IAS 39 (continued)

a)	Summaries of adopting significant accounting policies for the year ended December 31, 2017: (continued)

Investments and other financial assets (continued)

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

39.	Effects on initial application of IFRS 9 and information for the year ended December 31, 2017 in conformity with IAS 39 (continued)

a)	Summaries of adopting significant accounting policies for the year ended December 31, 2017: (continued)

Investments and other financial assets (continued)

Subsequent measurement (continued)

Available-for-sale financial investments (continued)

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

39.	Effects on initial application of IFRS 9 and information for the year ended December 31, 2017 in conformity with IAS 39 (continued)

a)	Summaries of adopting significant accounting policies for the year ended December 31, 2017: (continued)

Impairment of financial assets (continued)

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

b)

The Group initially applied IFRS 9 on January 1, 2018, and recorded loss allowance based on expected credit loss. The impact was contract assets decreased by NT$115 thousand, accounts receivable decreased by NT$1,819 thousand, other receivables decreased by NT$5 thousand, other receivables – related parties decreased by NT$2 thousand, retained earnings decreased by NT$1,940 thousand and deferred tax assets increased by NT$1 thousand.

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

(a)

The Group’s restricted bank deposits that failed to meet the definition of cash and cash equivalents amounted to NT$70,241 thousand were classified as “Other financial assets” under IAS 39. Since the assets’ cash flows represent solely payments of principal and interest, the restricted bank deposits were reclassified as “Financial assets at amortized cost” amounted to NT$70,241 thousand on initial application of IFRS 9.

(b)

Given the Group’s available-for-sale financial assets amounted to NT$9,950 thousand under IAS 39 were not held for the purpose of trading, it was elected to classify as “Financial assets at fair value through other comprehensive income” and increased by NT$89,335 thousand on initial application of IFRS 9. Accompanying retained earnings, other equity interest and deferred tax liabilities were increased by NT$28,584 thousand, NT$42,165 thousand and NT$8,636 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

39.	Effects on initial application of IFRS 9 and information for the year ended December 31, 2017 in conformity with IAS 39 (continued)

c)	The carrying amount of financial assets transferred from December 31, 2017 under IAS 39 to January 1, 2018 under IFRS 9 is reconciled as follows: (continued)

(c)

The Group’s available-for-sale financial assets amounted to NT$10,940 thousand under IAS 39 were classified as “Financial assets at fair value through profit or loss” and increased by NT$11,433 thousand in compliance with IFRS 9. Accompanying retained earnings were increased by NT$493 thousand.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

39.	Effects on initial application of IFRS 9 and information for the year ended December 31, 2017 in conformity with IAS 39 (continued)

e)	Credit risk information as of December 31, 2017 is as follows: (continued)

(d)	The aging of accounts receivable which are past due but not impaired is as follows:

December 31, 2017
NT$000
≤ 1 month	10,482
1 – 2 months	477
2 – 3 months	426
3 – 4 months	1,431
> 4 months	3,056

15,872

(e)	The movements in allowance for impairment of accounts and other receivables during the year is as follows:

	Accounts receivable	Other receivables
	NT$000	NT$000
January 1, 2017	87	—
Reversal of allowance for impairment losses	(87)	—

December 31, 2017	—	—

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

(f)	As of December 31, 2017, no accounts and notes and other receivables were pledged.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

40.	Effects of initial application of IFRS 15 and information for the year ended December 31, 2017 in conformity with IAS 18

a)	The significant accounting policies applied on revenue recognition for the year ended December 31, 2017 is set out below:

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

b)	The revenue recognized by using above accounting policies for the year ended December 31, 2017 is provided in Note 4.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

40.	Effects of initial application of IFRS 15 and information for the year ended December 31, 2017 in conformity with IAS 18 (continued)

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

Explanation on the adjustments:

Impact on January 1, 2018

(a)	Revenue recognition of customized products

The Group provides high-integration and high-precision integrated circuits and related assembly and testing services based on the specifications as required by the customers. The revenue is recognized when the significant risks and rewards are transferred to customers under previous accounting policies, and the timing of recognition usually occurred upon service completion. Under IFRS 15, considering that the Group provides assembly and testing service to create or enhance a highly customized product and the customer controls the asset as it is created or enhanced, the revenue will be recognized based on the progress towards completion. As a result, retained earnings increased by NT$46,607 thousand, inventories decreased by NT$208,505 thousand and contract assets increased by NT$255,112 thousand.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

40.	Effects of initial application of IFRS 15 and information for the year ended December 31, 2017 in conformity with IAS 18 (continued)

c)

The impact and description on consolidated statement of financial position and statement of comprehensive income if the Group continues adopting above accounting policies as of and for the year ended December 31, 2018 are as follows: (continued)

Explanation on the adjustments: (continued)

Impact on January 1, 2018 (continued)

(b)	Presentation of refund liabilities

By adopting IFRS 15, the Group’s provision for sales allowance amounted to NT$70,156 thousand is presented as current refund liabilities from January 1, 2018, which was previously presented as current provisions.

(c)	Recognition of deferred tax

When initially adopting IFRS 15, the Group recognized adjustments in the statement of financial position which resulted to temporary differences. Accordingly, as of January 1, 2018, deferred tax assets decreased by NT$626 thousand, deferred tax liabilities increased by NT$8,067 thousand and retained earnings decreased by NT$8,693 thousand.

Impact on December 31, 2018

(d)	Contract assets and revenue recognition

Under IFRS 15, the Group provides assembly and testing service to create or enhance a highly customized product and the customer controls the asset as it is created or enhanced, the revenue will be recognized based on the progress towards completion. As a result, contract assets and revenue increased by NT$300,376 thousand as of December 31, 2018.

(e)	Transfer inventory to cost of revenue

Under IFRS 15, when revenue is recognized based on the progress towards completion, work in process and finished goods in ending inventories should be transferred to cost of revenue at the end of the reporting period. As a result, inventories decreased and cost of revenue increased by NT$237,271 thousand as of December 31, 2018.

(f)	Expected credit loss recognition

Under IFRS 15, when contract assets and revenue are recognized based on the progress towards completion, loss allowance is recognized based on the expected credit loss model. As a result, expected credit loss increased and contract assets decreased by NT$135 thousand for the year ended December 31, 2018.

(g)	Foreign exchange

Under IFRS 15, when contract assets and revenue are recognized based on the progress towards completion, foreign exchange loss is also recognized using the exchange rates prevailing at the statement of financial position date. As a result, foreign exchange loss increased and contract assets decreased by NT$406 thousand for the year ended December 31, 2018.

(h)	Recognition of deferred tax

In summary, foreign exchange loss recognized would result to a temporary difference. Accordingly, deferred tax assets increased and income tax expense decreased by NT$81 thousand for the year ended December 31, 2018.

(i)	Presentation of contract liabilities

By adopting IFRS 15, advance payments amounted to NT$1,432 thousand in certain assembly and testing service contracts were presented as contract liabilities as of December 31, 2018, which were previously presented as receipts in advance.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2017, 2018 and 2019

40.	Effects of initial application of IFRS 15 and information for the year ended December 31, 2017 in conformity with IAS 18 (continued)

c)

The impact and description on consolidated statement of financial position and statement of comprehensive income if the Group continues adopting above accounting policies as of and for the year ended December 31, 2018 are as follows: (continued)

Explanation on the adjustments: (continued)

Impact on December 31, 2018 (continued)

(j)	Presentation of refund liabilities

By adopting IFRS 15, the Group’s provision for sales allowance amounted to NT$32,627 thousand was presented as current refund liabilities as of December 31, 2018, which was previously presented as current provisions.