Form 20-F
period 2020-12-31
CHIPMOS TECHNOLOGIES INC
filed 2021-04-20
CIK 1123134

As filed with the Securities and Exchange Commission on April 20, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

As of December 31, 2020, 727,240,126 Common Shares, par value NT$10 each, were outstanding.

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

Large Accelerated Filer  ☐        Accelerated Filer  ☒        Non-Accelerated Filer  ☐        Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

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

Selected Financial and Operating Data

The following tables set forth our selected consolidated financial data. The selected financial information set out below has been extracted from our consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations and Standing Interpretations Committee (“SIC”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”). Our consolidated financial statements for the years ended December 31, 2018, 2019 and 2020, are included in “Item 18. Financial Statements” in this Form 20-F.

All financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects.” All financial data presented in this Form 20-F are qualified in their entirety by reference to the consolidated financial statements and their notes.

	Year ended December 31,
	2016	2017	2018	2019	2020	2020
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data and per ADS data)
Consolidated Statements of Comprehensive Income Data:
Revenue	$18,387.6	$17,940.9	$18,480.0	$20,337.9	$23,011.4	$819.5
Cost of revenue	(14,745.5)	(14,703.7)	(15,050.0)	(16,411.8)	(17,979.2)	(640.3)

Gross profit	3,642.1	3,237.2	3,430.0	3,926.1	5,032.2	179.2
Sales and marketing expenses	(72.9)	(64.4)	(53.4)	(56.1)	(57.0)	(2.0)
General and administrative expenses	(822.1)	(639.8)	(485.1)	(498.2)	(528.8)	(18.8)
Research and development expenses	(838.9)	(985.9)	(939.3)	(1,007.6)	(1,015.5)	(36.2)
Other income (expenses), net	90.3	692.8	147.5	92.9	135.6	4.8

Operating profit	1,998.5	2,239.9	2,099.7	2,457.1	3,566.5	127.0
Interest income	38.6	53.1	50.0	64.4	27.8	1.0
Other income	8.2	11.1	8.4	10.7	21.2	0.8
Other gains and losses	(194.7)	(391.8)	114.7	(148.4)	(323.3)	(11.5)
Finance costs	(179.1)	(217.3)	(190.3)	(180.2)	(171.5)	(6.1)
Share of profit (loss) of associates and joint ventures accounted for using equity method	28.9	(179.5)	(300.1)	(154.9)	(147.3)	(5.3)
Gain on disposal of investment accounted for using equity method	—	16.9	—	973.6	—	—

Profit before income tax	1,700.4	1,532.4	1,782.4	3,022.3	2,973.4	105.9
Income tax expense	(177.1)	(550.5)	(456.6)	(513.7)	(594.4)	(21.2)

Profit from continuing operations	1,523.3	981.9	1,325.8	2,508.6	2,379.0	84.7
(Loss) Profit from discontinued operations	(122.1)	1,815.0	—	—	—	—

Profit for the year	$1,401.2	$2,796.9	$1,325.8	$2,508.6	$2,379.0	$84.7

Total comprehensive income for the year, net of income tax	$1,164.8	$2,607.0	$1,293.0	$2,381.3	$2,494.3	$88.8

Profit (loss) attributable to:
Equity holders of the Company—continuing operations	$1,829.3	$981.9	$1,325.8	$2,508.6	$2,379.0	$84.7
Equity holders of the Company—discontinued operations	(122.1)	1,815.0	—	—	—	—
Predecessors’ interests	(306.0)	—	—	—	—	—

	$1,401.2	$2,796.9	$1,325.8	$2,508.6	$2,379.0	$84.7

Total comprehensive income (loss) attributable to:
Equity holders of the Company—continuing operations	$1,788.9	$1,079.7	$1,293.0	$2,381.3	$2,494.3	$88.8
Equity holders of the Company—discontinued operations	(318.1)	1,527.3	—	—	—	—
Predecessors’ interests	(306.0)	—	—	—	—	—

	$1,164.8	$2,607.0	$1,293.0	$2,381.3	$2,494.3	$88.8

Earnings per share—basic:
Equity holders of the Company—continuing operations	$2.13	$1.16	$1.65	$3.45	$3.27	$0.12
Equity holders of the Company—discontinued operations	(0.14)	2.14	—	—	—	—

Equity holders of the Company	1.99	3.30	1.65	3.45	3.27	0.12
Predecessors’ interests	(0.35)	—	—	—	—	—

	$1.64	$3.30	$1.65	$3.45	$3.27	$0.12

	Year ended December 31,
	2016	2017	2018	2019	2020	2020
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions, except per share data and per ADS data)
Earnings per share—diluted:
Equity holders of the Company—continuing operations	$2.11	$1.13	$1.63	$3.40	$3.23	$0.11
Equity holders of the Company—discontinued operations	(0.14)	2.10	—	—	—	—

Equity holders of the Company	1.97	3.23	1.63	3.40	3.23	0.11
Predecessors’ interests	(0.35)	—	—	—	—	—

	$1.62	$3.23	$1.63	$3.40	$3.23	$0.11

Earnings per equivalent ADS—basic:
Equity holders of the Company—continuing operations	$42.56	$23.20	$33.03	$69.00	$65.42	$2.33
Equity holders of the Company—discontinued operations	(2.84)	42.87	—	—	—	—

Equity holders of the Company	39.72	66.07	33.03	69.00	65.42	2.33
Predecessors’ interests	(7.12)	—	—	—	—	—

	$32.60	$66.07	$33.03	$69.00	$65.42	$2.33

Earnings per equivalent ADS—diluted:
Equity holders of the Company—continuing operations	$42.21	$22.68	$32.59	$68.06	$64.57	$2.30
Equity holders of the Company—discontinued operations	(2.82)	41.93	—	—	—	—

Equity holders of the Company	39.39	64.61	32.59	68.06	64.57	2.30
Predecessors’ interests	(7.06)	—	—	—	—	—

	$32.33	$64.61	$32.59	$68.06	$64.57	$2.30

Weighted average number of shares outstanding:
Basic	859.6	846.7	802.7	727.1	727.2	727.2
Diluted	866.8	865.8	813.7	737.1	736.9	736.9

	As of December 31,
	2016	2017	2018	2019	2020	2020
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statements of Financial Position Data:
Current assets:
Cash and cash equivalents	$7,571.4	$8,035.7	$4,642.5	$4,704.1	$4,113.7	$146.5
Current financial assets at fair value through profit or loss	—	—	—	—	53.1	1.9
Current financial assets at amortized cost	—	—	169.2	169.0	206.5	7.3
Current contract assets	—	—	299.8	377.9	389.0	13.9
Notes receivables, net	1.7	2.1	1.6	0.8	0.6	—
Accounts receivable, net	4,138.5	4,013.7	4,745.8	4,453.9	5,364.1	191.0
Inventories	1,878.0	1,929.2	1,778.8	1,767.6	2,102.1	74.9
Other current assets	201.3	220.3	250.4	289.1	127.0	4.5

	13,790.9	14,201.0	11,888.1	11,762.4	12,356.1	440.0
Non-current assets held for sale	3,105.1	—	—	—	—	—

	16,896.0	14,201.0	11,888.1	11,762.4	12,356.1	440.0

Non-current assets:
Non-current financial assets at fair value through profit or loss	—	—	11.5	11.0	10.3	0.4
Non-current financial assets at fair value through other comprehensive income	—	—	174.4	121.8	262.0	9.3
Non-current financial assets at amortized cost	—	—	99.1	68.5	48.3	1.7
Available-for-sale financial assets	10.0	20.9	—	—	—	—
Investments accounted for using equity method	369.3	3,433.3	3,863.7	3,392.9	3,271.7	116.5
Property, plant and equipment, net	13,497.2	15,265.3	16,819.6	17,979.4	17,994.7	640.9
Right-of-use assets	—	—	—	687.1	859.1	30.6
Other non-current assets	523.5	339.4	277.3	282.8	278.6	9.9

	14,400.0	19,058.9	21,245.6	22,543.5	22,724.7	809.3

Total assets	$31,296.0	$33,259.9	$33,133.7	$34,305.9	$35,080.8	$1,249.3

Liabilities and equity:
Current liabilities:
Short-term bank loans	$—	$969.4	$—	$—	$—	$—
Current contract liabilities	—	—	1.5	1.2	—	—
Notes payable	—	—	—	—	2.9	0.1
Accounts payable	825.1	688.2	637.6	819.5	966.8	34.4
Other payables	1,962.4	2,693.5	3,195.4	2,977.1	3,249.4	115.7
Current lease liabilities	—	—	—	24.6	132.5	4.7
Long-term lease obligations payable, current portion	11.3	11.8	17.8	—	—	—
Long-term bank loans, current portion	1,062.3	2,143.2	747.4	748.4	748.4	26.7
Other current liabilities	241.6	436.9	640.1	448.1	625.6	22.3

	4,102.7	6,943.0	5,239.8	5,018.9	5,725.6	203.9
Liabilities directly related to non-current assets held for sale	587.6	—	—	—	—	—

	4,690.3	6,943.0	5,239.8	5,018.9	5,725.6	203.9

Non-current liabilities:
Long-term bank loans	9,687.7	7,498.9	9,042.1	8,293.2	6,985.2	248.8
Non-current lease liabilities	—	—	—	668.4	738.0	26.3
Long-term lease obligations payable	29.3	18.1	—	—	—	—
Other non-current liabilities	641.0	679.0	830.6	794.8	916.2	32.6

	10,358.0	8,196.0	9,872.7	9,756.4	8,639.4	307.7

Total liabilities	15,048.3	15,139.0	15,112.5	14,775.3	14,365.0	511.6

Total equity	16,247.7	18,120.9	18,021.2	19,530.6	20,715.8	737.7

Total liabilities and equity	$31,296.0	$33,259.9	$33,133.7	$34,305.9	$35,080.8	$1,249.3

	Year ended December 31,
	2016	2017	2018	2019	2020	2020
	NT$	NT$	NT$	NT$	NT$	US$
	(in millions)
Consolidated Statement of Cash Flows Data:
Capital expenditures	$4,691.0	$4,849.3	$4,945.6	$4,896.7	$4,133.6	$147.2
Depreciation and amortization	3,231.3	2,899.3	3,376.6	3,731.9	4,175.5	148.7
Net cash provided by (used in):
Operating activities	3,688.0	4,157.3	4,129.2	5,982.4	5,940.2	211.5
Investing activities	(4,556.7)	(3,493.4)	(5,129.3)	(4,237.8)	(3,799.3)	(135.3)
Financing activities	(3,223.9)	(550.8)	(2,400.4)	(1,677.3)	(2,720.2)	(96.9)
Effect of exchange rate changes	(73.5)	(38.6)	7.3	(5.7)	(11.1)	(0.3)
Net (decrease) increase in cash and cash equivalents	$(4,166.1)	$74.5	$(3,393.2)	$61.6	$(590.4)	$(21.0)

Exchange Rates

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in The City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2020, which was NT$28.08 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

Global credit and financial markets disruptions could materially and adversely affect our business and results of operations.

Disruptions in global credit, financial markets, trade tensions and COVID-19 may occur that causes diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Particularly, the economics uncertainty caused by trade tensions and COVID-19 will impact the end product market demand. It directly affects the inventory elimination of our customers. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. Continuing credit markets disruption restricts our access to capital and limits our ability to fund operations or to refinance maturing obligations as they become due through additional borrowing or other sources of financing. We are not able to predict the occurrence, frequency, duration or extent of disruptions in global credit and financial markets, or when the trade tensions could be settled down. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties by COVID-19 occur or continue, or if credit and financial markets and confidence in economic conditions deteriorate, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our revenue and earnings may fluctuate significantly, which in turn could adversely affect our results of operations and could cause the market price of our common shares or of our ADSs to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent assembly and testing services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels and in service fee from our customers may result in volatility in our revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM and NAND Flash, which in turn may result in reduced demand for our services, adversely affecting our results of operations. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not materially and adversely affect our results of operations.

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

A significant portion of our revenue is derived from testing and assembling memory semiconductors. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM and NAND Flash in the semiconductor industry. Oversupply of DRAM or NAND Flash products and weak demand in the DRAM or NAND Flash market may result in significant reductions in the price of DRAM or NAND Flash products, which in turn may drive down the average prices for our assembly and testing services for DRAM and NAND Flash products and further reduce our revenue and profit. We cannot assure you that there will not be further downturns in DRAM or NAND Flash prices in the future.

A decrease in market demand for LCD, OLED and other display panel driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our assembly and testing services for LCD, OLED and other display panel driver semiconductors generated revenue of NT$5,695 million, NT$6,922 million and NT$7,023 million (US$250 million) in 2018, 2019 and 2020, respectively. Including Au bump, the revenue of LCD, OLED and other display panel driver semiconductors accounted for around 48% in 2020. We invested NT$2,732 million, NT$3,078 million and NT$2,143 million (US$76 million) in 2018, 2019 and 2020, respectively, on equipment for chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in assembly and testing services for LCD, OLED and other display panel driver semiconductors. Most of this equipment may not be used for technologies other than COF or COG. The market demand for LCD, OLED and other display panel driver semiconductors increased in 2018 particularly the wafer test of TDDI for TDDI in the second half of 2020. Any significant decrease in demand for these products and our related services would significantly impair our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD, OLED and other display panel driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2020, we had approximately NT$7,734 million (US$275 million) outstanding long-term indebtedness. Our long-term indebtedness as of December 31, 2020, represented bank loans with an interest rate between 0.65% to 1.7895%. As of December 31, 2020, NT$7,664 million (US$273 million) of our indebtedness was secured by collateral comprised of our assets.

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

We rely on a small group of customers for a substantial portion of our business. In 2020, our top five customers collectively accounted for 61% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to rely on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and materially adversely affect our business and profitability.

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

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 49%, 51% and 50% of our total cost of revenue in 2018, 2019 and 2020, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 26%, 22% and 20% of our total cost of revenue in 2018, 2019 and 2020, respectively. For LCD, OLED and other display panel driver semiconductor assembly and testing services, our fixed costs represented 49%, 53% and 57% of our total cost of revenue in 2018, 2019 and 2020, respectively. For bumping services, our fixed costs represented 27%, 24% and 20% of our total cost of revenue in 2018, 2019 and 2020, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and testing equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, the long-term assembly and testing services agreements we entered with certain customers may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

It may be difficult to bring and enforce lawsuits against us in the United States.

We are incorporated in the ROC and a majority of our directors and most of our officers are not residents of the United States. A substantial portion of our assets is located outside the United States. As a result, it may be difficult for our shareholders to serve notice of a lawsuit on us or our directors and officers within the United States. Because most of our assets are located outside the United States, it may be difficult for our shareholders to enforce in the United States judgments of United States courts. Any United States judgments obtained against us will not be enforced by ROC courts if any of the following situations shall apply to such final judgment:

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

We are required to comply with the ROC and US securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), as required by Section 404 of the Sarbanes-Oxley Act of 2002. We carried out an evaluation, under the supervision and with the participation of management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer of the effectiveness of the design and operation of our internal controls over financial reporting as of December 31, 2020, and concluded those internal controls over financial reporting were effective as of that date. See “Item 15. Controls and Procedures” for more information. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest to our management’s assessment or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares or ADSs.

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

Currently, we are nearly half of revenue denominated in US dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen and US dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of LCD, OLED and other display panel driver semiconductor, assembly and testing equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, and US dollars. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD, OLED and other display panel driver semiconductor assembly and testing services, and the competition for such employees in Taiwan is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2021, 21% of the workforces at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

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

The COVID-19 pandemic persists as of the date hereof. Many countries have taken extreme measures to contain the transmission, including total or partial lockdown of the infected areas, travel bans, closures of factories, among others. Governments around the world implemented enhanced screenings, quarantine requirements, and travel restrictions in connection with the COVID-19 pandemic. Many suppliers in the semi-conductor industry have had work forces disrupted due to the quarantine requirements and restricted travel. The extent of the continuing impact of COVID-19 on our operational and financial performance will depend on future developments, including, but not limited to, the travel advisories and restrictions and the speed of vaccination program in key markets, all of which are highly uncertain and cannot be predicted. Preventing the effects from and responding to the market disruption of this or any other public health threat, related or otherwise, may further increase costs of our business and may have a material adverse effect on our business, financial condition, and results of operations. As a result, may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition.

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

The COVID-19 pandemic has resulted in significant governmental measures being implemented to control the spread of COVID-19 and its variants, including, among others, restrictions on travel, manufacturing and the movement of employees in many regions of the world. Our principal executive offices and our assembly and testing facilities are located in Taiwan and we maintain sales and marketing offices in Taiwan, the United States and Mainland China. If the remote or work from home conditions in any of our offices continues for an extended period of time, we may experience delays in product development, a decreased ability to support our customers, and overall lack of productivity. Pandemics and epidemics such as the current COVID-19 outbreak or other widespread public health problems could negatively impact our business. Our customers may also experience closures of their manufacturing facilities or inability to obtain other components, either of which could negatively impact demand for our solutions. COVID-19 has negatively impacted the overall economy and, as a result of the foregoing, will likely negatively impact our operating results for fiscal year 2021.

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

The frequency and severity of catastrophic events, including natural disasters and severe weather has been increasing, in part due to climate change or systemic regional geological changes that manifest in damaging earthquakes. ChipMOS has manufacturing and other operations in locations susceptible to natural disasters, such as flooding, earthquakes, tsunamis, typhoons, and droughts that may cause interruptions or shortages in the supply of utilities, such as water and electricity that could disrupt operations. In addition, ChipMOS’s suppliers and customers also have operations in such locations. We currently provide most of our testing services through our facilities in the Hsinchu Science Park and the Hsinchu Industrial Park in Taiwan, and all of our assembly services through our facility in the Southern Taiwan Science Park, which are susceptible to earthquakes, tsunamis, flooding, typhoons, and droughts from time to time that may cause shortages in electricity and water or interruptions to our operations. Significant damage or other impediments to these facilities as a result of natural disasters, industrial strikes or industrial accidents could significantly increase our operating costs.

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

ChipMOS has occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by its electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our operations. Also, in 2020 and 2021, Taiwan has faced one of the worst droughts in decades. Government imposes restrictions on the supply and usage of water by industrial companies like us as responses, it could disrupt our operations. We maintain a comprehensive risk management system dedicated to the safety of people, the conservation of natural resources, and the protection of property. In order to effectively handle emergencies and natural disasters, at each facility management has developed comprehensive plans and procedures that focus on risk prevention, emergency response, crisis management and business continuity. All ChipMOS manufacturing factories have been ISO 14001 certified (environmental management system) and OHSAS 18001 certified (occupational health and safety management system).

ChipMOS pays special attention to preparedness of emergency response to disasters, such as typhoons, floods and droughts caused by climate change, earthquakes and disruptions to water, electricity and other public utilities. We have established a company-wide taskforce dedicated to managing the risk of a water or electricity shortage that might arise due to climate change. Despite our preparedness, there is no assurance that any such natural disaster would not severely disrupt our normal operation of business and have a material adverse effect on our financial condition and results of operations.

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

On November 30, 2016, the Company and Unigroup Guowei executed the Equity Interest Transfer Agreement. Under the agreement, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai. The transaction was completed in March 2017 and Unimos Shanghai is no longer the subsidiary of the Company. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory Technologies co., Ltd. (“Yangtze Memory”), which holds 50% equity interests of Unimos Shanghai after completed transaction. On May 11, 2020, one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50.94% equity interests of Unimos Shanghai after completed transaction.

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

Note:

(1)

Under IFRS 10 “Consolidated Financial Statements”, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50% or we have the power to direct or cause the direction of the management and policies, notwithstanding the lack of majority ownership. In 2016, we consolidated the financial results of ChipMOS U.S.A., Inc. (“ChipMOS USA”), and ChipMOS BVI. We also consolidated Unimos Shanghai, ChipMOS BVI’s previously wholly-owned subsidiary prior to ChipMOS BVI’s sale of its 54.98% equity interests in Unimos Shanghai in March 2017. In March 2020, we consolidated the financial results of ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”), a wholly-owned subsidiary of ChipMOS BVI.

Agreements with Tsinghua Unigroup Ltd.

On November 30, 2016, the Equity Interest Transfer Agreements among ChipMOS BVI, a wholly-owned subsidiary of the Company, and some strategic investors which including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, were executed. Pursuant to the Equity Interest Transfer Agreements, ChipMOS BVI would sell 54.98% equity interests of its wholly-owned subsidiary, Unimos Shanghai, to the strategic investors, and Unigroup Guowei would hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, would own approximately 6.98% equity interest of Unimos Shanghai. The transaction was completed in March 2017. Unimos Shanghai is no longer the subsidiary of the Company following the completion of equity interests transfer. Also pursuant to the agreement, ChipMOS BVI and the strategic investors agreed to further invest RMB 1,074 million into Unimos Shanghai. The further investment was completed in two tranches, one in July 2017 at RMB 687 million and one in February 2018 at RMB 387 million. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after completed transaction. On May 11, 2020, one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50.94% equity interests of Unimos Shanghai after completed transaction.

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

ChipMOS SEMICONDUCTORS (Shanghai) LTD. ChipMOS Shanghai was incorporated in Mainland China in March 2020, which is a wholly-owned subsidiary of ChipMOS BVI. It primarily engaged in providing marketing of semiconductors and electronic related produces, for its parent company and affiliates, throughout Mainland China.

ChipMOS U.S.A., Inc. ChipMOS USA was incorporated in the United States of America in October 1999. It is primarily engaged in providing marketing of semiconductors and electronic related produces, for its parent company and affiliates, throughout the United States of America. ChipMOS USA began generating revenue in 2001. As of December 31, 2020, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS USA.

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

Semiconductors tested and assembled by us are used in personal computers, graphics applications such as game consoles communications equipment mobile products such as cellular handsets, tablets, consumer electronic products automotive/industry and display applications such as display panels. In 2020, 21.7% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 26.1% from assembly services for memory and logic/mixed-signal semiconductors, 30.5% from LCD, OLED and other display panel driver semiconductor assembly and testing services and 21.7% from bumping services for semiconductors, respectively.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the second half of 2018. Beginning in the fourth quarter of 2018, the semiconductor industry commenced another downturn that increased in unprecedented severity into the first half of 2019. The overall semiconductor industry commenced to recover from the downturn in the second quarter of 2019. However, as the COVID-19 has spread across the world wide in 2020, many countries have taken extreme measures to contain the transmission, including total or partial lockdown of the infected areas, travel bans, closures of factories, among others. That disrupted the semiconductor supply chain and changed people’s lifestyle and end product demand. For example, work from home and learning from home, led the cloud storage and DDIC demand for TV/NB is very strong. New 5G smart phone launching also consumer lots semiconductor components, like PMIC, CIS, and TDDI, that also caused the capacity tightened of 8” wafer foundry. Recently, semiconductor for automotive is also very serious shortage. Semiconductor capacity, including wafer foundry, raw material supply and OSAT, are all serious shortage.

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

Memory Semiconductor Market

The potential for memory market growth is linked to anticipated memory content increases in consumer electronics, data center, wireless base-station, PC and smartphone applications due to updated system requirements (such as 5G), increasing use of storage, graphics in gaming and other applications. The memory market is dominated by two segments-DRAM and flash memory. Potential growth in the DRAM and NAND Flash market is expected to be driven by continued growth in both the commodity and niche DRAM market, as well as growth opportunities in mobile DRAM as memory requirements significantly increase for mobile applications and storage requirement for data center application. Flash memory market potential growth is expected to be driven by increasing memory requirements for cellular handsets, digital cameras, digital audio/video, server, wireless base-station, gaming for COVID-19 pandemic and other mobile applications, and new application demand of NOR flash for automotive/industry, OLED panel and touch with display driver integration (TDDI).

LCD, OLED and Other Display panel Driver Semiconductor Market

Display panels are used in applications such as PC monitors, notebook computers, tables, television sets, cellular handsets and digital cameras. The end-user demand for LCD, OLED and other display panel driver semiconductors tends to very over time. From the second half of 2017, increasing penetration rate of UHD TVs, 4K TVs stable strong demand and 8K TVs emerging resulted in increased demand for COF quantities pre TV and to high utilization level of COF assembly. But the demand is soft since the fourth quarter of 2019 due to the high TV panel inventory at panel maker and continued to first quarter of 2020. However, some increasing demand of COF for tablet and Notebook panel recently by learning from home and work from home for COVID-19 outbreak since the second quarter of 2020. Regarding the small panel application, an integrated driver IC solution, TDDI, is emerging for use in smart phones since second half of 2018. Because TDDI penetrated from FHD grade panel in 2018 to HD grade panel in 2019, and significantly increasing for new HD grade 5G smartphone launching since the third quarter of 2020.

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

A few years ago, Mainland China had emerged as an attractive location for outsourced semiconductor manufacturing. Companies could take advantage of strongly supports by Mainland China government to accelerate the development of the semiconductor industry and a large domestic market. These factors had driven increased relocation of much of the electronics industry manufacturing and supply chain to Mainland China. But according to the economics uncertainty caused by the trade tensions, the related investment risk in China is increasing. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating or have relocated production facilities away from Mainland China.

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

In 2021, we expect to focus our research and development efforts in the following areas:

•	Developing fine pitch Cu RDL line width and space with 3um/3um for advanced re-distribution layer device design requirement.

•	Shrink ball size with ball mount technology and combine thinner wafer grinded thickness to achieve thin WLCSP requirement.

•	Double-sided Heat Sink/ High conductivity material development is applied in thermal packaging services for high-resolution panels.

•	Source & Gate ICs integrated technology development is used in product applications with narrow border panels.

•	Develop BGA SSD assembly technology, offer multi-chip & SIP total solution, and apply SDBG process for ultra thin 3D Nand flash (<50um).

•	Hybrid package by integration of wire binding & flip-chip process to offer total solution for UFS device.

In 2020, we spent approximately 4.4% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2021, our research and development team comprised 673 persons.

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

Global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies since 2008. Since 2018, we seek a long term capacity secure agreement with our customer for wafer test and 12” COF assembly of LCD, OLED and other display panel driver to reduce our investment risk. We also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy will assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2018	2019	2020
Testing	25.9%	20.9%	21.7%
Assembly	25.3	25.3	26.1
LCD, OLED and other display panel driver semiconductor assembly and testing revenue	30.8	34.1	30.5
Bumping	18.0	19.7	21.7

Total revenue	100.0%	100.0%	100.0%

Memory and Logic/Mixed-Signal Semiconductors

Testing

We provide testing services for memory and logic/mixed-signal semiconductors:

Memory. We provide testing services for huge amount of varieties of memory semiconductors, such as SRAM, DRAM and Flash memory. To speed up the time-consuming process of memory product testing, we provide parallel test, which includes the completion of a tested wafer in one touchdown (up to 2,000 plus DUTs testing simultaneously). Wafer type includes Aluminum PAD, RDL PAD, Cu Pillar, WLCSP and prober test temperature between -55°~150° and provide 30MHz ~ 1066 MHz test speed for DRAM product, 50MHz ~ 400 MHz test speed for FLASH product. The memory semiconductors we tested were applying primarily in desktop computers, laptop, tablet computers, handheld consumer electronic, devices and wireless communication devices.

Logic/Mixed-Signal. We conduct tests on a wide variety of logic/mixed-signal semiconductors, with lead counts ranging from the single digits to over 1024 and data rate of up to 16Gbps. The semiconductors we test include high-end audio/video codec, networking/communications, MCU, LCD related, and MEMS used for home entertainment/media center, personal computer applications, network/communication and mobile smart devices. We also test a variety of application specific integrated circuits (“ASICs”), for applications such as FHD/UHD/8K LCD TV with AI functions, Smartphone, Tablet PC, etc.

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

Top Marking. By using laser marker, the marking content were according to our customers’ specification, including the logo, part number, date code and lot number.

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

Most other kinds of packaging do wafer dicing first, and then puts the individual die in a plastic package and attaches the solder bumps. WLCSP involves the RDL, wafer solder bumping, while still in the wafer, and then wafer dicing. Benefits of WLCSP compare to general CSP package assembly include:

•	ultimate smaller package size;

•	smaller footprint on a printed circuit board;

•	very short circuit connection; and

•	cost effective packaging solution for small ICs.

Package	Connections	Description	End-User Applications
WLCSP	4-90	Very small package size (identical to die size), suitable for the low pin count and require the small package size application	Memory, ASICs, PMIC, MEMS devices, controllers, for mobile phone, tablet, ultra book computer and wearable product

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

•	Excellent electrical performance, very low interconnect parasitics and inductance compare to wirebond type.

•	High electrical current endurance (Cu pillar bump), ideal for high power and high speed logic solution.

•	Smaller package form factor by reducing the wire loop height and wire span compared to conventional wirebond package.

Package	Connections	Description	End-User Applications
FC CSP	8-1288	Superior electrical performance, smaller form factor	Power device, RF, High speed Logic device, wireless, memory or portable application

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

COF package has been using for large-size and high-resolution panel display, especially on TFT-LCD and OLED TV set. In recent years, there has been an observable trend with which the average inner lead pitch of COF package went down to 23um with about 50% of market share. High thermal dissipation packaging technology is available for mass production. And dual IC with high thermal dissipation COF packaging technology is in development for 8K TV market. 18um inner lead pitch of 1-metal layer and 18um inner lead pitch 2-metal layer COF package has been released to mass production for the narrow frame smartphone requirement. And we can test display driver semiconductors with frequencies of up to 4 Gbps and 6.5Gbps in near future to fulfill high speed data rate requirement of semiconductor. For future automotive application, low temperature COF package testing technology is developed.

The following diagram presents the basic components of 1-metal layer COF and 2-metal layer COF:

The COF processes involve the following steps:

Chip Probing	Screen out the defect chips which fail to meet the device spec.

Wafer Lapping/Polish	Wafers are grounded or with polish to their required thickness.

Laser Grooving	Application in wafer within Low-K material to reduce chipping of chips during dicing process.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for inner lead bonding process.

Inner Lead Bonding	An inner lead bonder machine connects the chip to the printed circuit tape.

Potting	The package is dispensed a resin to protect the inner lead.

Potting Cure	The potting cure process matures the resin used during the potting oven with high temperatures.

Marking	A laser marker is used to provide product identification.

Final Testing	To verify device spec. within electrical testing after assembly process.

Taping	To attach heat sink/spreader or stiffener material onto COF package.

Inspection and Packing	Each individual die with tape is visually or auto inspected for defects. The dies are packed within a reel into an aluminum bag after completion of the inspection process.

Chip-on-Glass (COG) Technology

COG technology is an electronic assembly technology that is used in assembling display driver semiconductors including TV/monitor and mobile products. Compared to the traditional bonding process for COF, the new COG technology requires lower bonding temperature. In addition, the COG technology reduces assembly cost as it does not use tapes for interconnection between the LCD, OLED panel and the printed circuit board. The major application of COG products is on TFT-LCD and AMOLED display of smart phone and automotive market, it integrates source, gate driver of display driver IC (DDIC) and TDDI or timing Controller IC into one chip, so the output channel is higher than COF products. For the market trend of thinner smartphone, 150um in IC thickness is released for mass production and much thinner IC thickness is in development.

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

The number of our customers as of March 31 of 2019, 2020 and 2021, respectively, was 76, 75 and 75. Our top 15 customers in terms of revenue in 2020 were (in alphabetical order):

Asahi Kasei Microdevices Corporation

Chipone Technology (Beijing) Co., Ltd.

Elan Microelectronics Corp.

Elite Semiconductor Microelectronics Technology Inc.

GigaDevice Semiconductor Inc.

Himax Technologies, Inc.

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

MediaTek Inc.

Micron Technology, Inc.

Novatek Microelectronics Corp.

Phison Electronics Corp.

Raydium Semiconductor Corporation

Synaptics Incorporated

Winbond Electronics Corporation

In 2018, our top three customers accounted for approximately 21%, 14% and 11% of our revenue, respectively. In 2019, our top three customers accounted for approximately 23%, 12% and 10% of our revenue, respectively. In 2020, our top three customers accounted for approximately 22%, 12% and 10% of our revenue, respectively.

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

	Year ended December 31,
	2018	2019	2020
Taiwan	80%	78%	80%
Japan	10	9	5
Singapore	6	7	8
Others	4	6	7

Total	100%	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, the United States and Mainland China. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Singapore, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD, OLED and other display panel driver semiconductors in Japan, Korea, Taiwan, Hong Kong and Mainland China. As of March 31, 2021, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 31 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

•	actively participate in the design process at the customers’ facilities;

•	resolve customer assembly and testing issues; and

•	promote timely and individualized resolutions to customers’ issues.

We conduct marketing research through our in-house customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. Furthermore, we do product and system bench marking analysis to understand the application and assembly technology evolution, such as analysis on mobile handsets and Tablet, PC, handfree products. In addition, we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop assembly and testing services for their new products. Sale will cowork with internal technology expert to work closely with our customers as project kick off. We provide full turnkey service (from design-in stage/ design for assembly/ design for testing services), to achieve design for mass production for new products. These “co-development” or “sponsorship” projects can be critical when customers seek large-scale, early market entry with a significant new product.

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2018, 2019 and 2020, we spent approximately NT$939 million, or 5.1%, NT$1,008 million, or 5.0% and NT$1,016 million (US$36 million), or 4.4%, respectively, of our revenue on research and development. We intend to sustain these efforts.

Our research and development efforts have been focused primarily on new technology instruction, improving efficiency and production yields of our testing, assembly and bumping services. From time to time, we jointly develop new technologies with local and international equipment and material manufacturing company to enhance the competitiveness. In testing area, our research and development efforts focused particularly on high speed probing, fine pitch probing capability and wafer level burn-in technology. Our projects include:

•	Ramped up high frequency testing capability of LCD, OLED and other display panel driver semiconductors;

•	Developing full temperature range (-40ºC~125ºC) of FT testing for automotive products;

•	Built up 12” fine pitch COF assembly capability for less than 18um inner lead pitch products;

•	Developing more flexible COF tape assembly for full-screen display application;

•	Developing “wafer level probing on copper pillar bump for 300mm wafers”; and

•	Developing centralized server test control system.

In assembly and bumping areas, our research and development efforts were directed to:

•	Au height reduction, as part of cost reduction drive, 10um bump height COF package and 8um bump height COG package was released for production;

•	Wafer-level chip scale packaging and 3P2M Cu RDL processes;

•	Fine-pitch Cu RDL process for WLCSP and RDL products;

•	Flip-chip CSP for DRAM and mixed-signal application;

•	3P/2M Cu pillar bumping for 300mm wafers high pin count products;

•	Shrink ball size with ball mount technology and combine thinner wafer grind thickness to achieve thin WLCSP requirement;

•	Dual/Multi-chip assembly and module of flash products for SSD and eMMC applications;

•	Hybrid package by integration of wire binding & flip-chip process to offer total solution for UFS device;

•	DBG/SDBG implementation to enhance the capability of ultra-thin wafer lapping and dicing capabilities for stacked-die chip scale package;

•	Advanced thin core/core-free, flex substrate solutions for thin and flip chip packages;

•	2-metal layers COF assembly and COF SMT capabilities;

•	Qualified thermally enhanced COF and MCB COF and released for manufacturing;

•	Double-sided Heat Sink/ High conductivity material development is applied in thermal packaging services for high-resolution panels; and

•	Source & Gate ICs integrated technology development is used in product applications with narrow border panels.

For new product and product enhancement work in 2017, our work concentrates on three key development programs: 3D WLCSP, biometric sensor package solutions, and flip chip technology. In the bumping area, we completed customer qualification of 300mm wafer Au bumping process in 2012 and started volume production in the fourth quarter of 2012. Development of Cu plating enables the entry of WLCSP, RDL and flip chip market and Cu RDL applied on DRAM wafer for SiP product is qualified in 2016. Turnkey services of WLCSP and flip chip QFN have been implemented for mass production in 2013 based on the successful technology developments. In 2012, we also initiated both 200mm and 300mm Cu pillar bumping engineering work and, related packaging technologies are being developed for mixed-signal and memory products in 2013. It is also qualified on power management IC product in 2016. According wearable device trend, we miniature fine-pitch Cu RDL process for WLCSP and RDL products, we shrink ball size with ball mount technology and combine thinner wafer grinded thickness to achieve thin WLCSP structure in 2020. By integrating WLCSP bumping, copper pillar bumping and flip chip assembly capability, an integrated WLCSP (CoW or 3D WLCSP) is developing in 2015, and qualified the structure and process verification in 2016. CoW not only provides the cost effective package solution by stacking the different wafer node technology chip, but also could meet integrated function and smallest package footprint. Meanwhile, fingerprint sensor (FPS) packaging solution by LGA was also developed for smartphone demand in 2015. More and more integrated function of DDIC, TDDI and FPS, is requested for smartphone application, therefore 2-metal layers COF solution and COF SMT are developed to provide the package solution since 2019.

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

As of March 31, 2021 we employed 673 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

As of March 31, 2021, we employed 160 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor assembly and test processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

As a result of our ongoing focus on quality, in 2020, we achieved monthly assembly yields of an average of 99.80% for our memory and logic/mixed-signal assembly packages, 99.97% for our COF packages, 99.97% for our COG packages and 99.94% for our bumping products (including gold bump, RDL and WLCSP). The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to lead frames or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD, OLED and other display panel driver semiconductor assembly and testing process include gold, carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 17%, 18% and 20% of our revenue in 2018, 2019 and 2020, respectively.

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

Intellectual Property

As of March 31, 2021, we held 324 patents in Taiwan, 140 patents in the United States, 197 patents in Mainland China and 1 patent in the United Kingdom and 2 patents in Korea and Japan, respectively, relating to various semiconductor assembly and testing technologies. These patents will expire at various dates through to 2040. As of March 31, 2021, we also had a total of 20 pending patent applications in Taiwan, and 45 in Mainland China. In addition, we have registered “ChipMOS” and its logo and “InPack” as trademarks in Taiwan, and “ChipMOS” and its logo as trademarks in the United States, Mainland China, Singapore, Hong Kong, Korea, Japan and the European Community.

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

All of our facilities in Taiwan have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the OHSAS 18001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei, Hsinchu Industrial Park and Southern Taiwan Science Park have won numerous awards including “Green Factory Label”, “Enterprises Environmental Protection Gold Grade Award”, “Occupational Safety and Health Excellent Award”, “Green Building Label” and “Health Promotion Awards” during 2012 to 2018. We continue to encourage our employees to participate in community environmental campaigns and better environmental friendly practices.

We will continue to enhance related management to reduce industrial waste, save energy and control pollution. For products in conformity with Green Product Requirement, the Company obtained Green Partner certification from Sony Corporation of Japan. Furthermore we passed QC 080000 certification and “Greenhouse Gas Verification Statement” (ISO 14064-1) from 2013 until now. We further confirmed many products’ CFP “Carbon Footprint Verification Statement” (ISO 14067) and WFN “Water Footprint Verification Statement” (ISO 14046). At the same time, Tainan and Hsinchu plants passed the certification of energy management program (“ISO 50001”) since 2015 until now. We plan to arrange all of ChipMOS plants to pass the certification of ISO 50001 in the near future. For materials management, we passed the “Material Flow Cost Accounting (MFCA, ISO 14051)” to reduce the loss. Our policy is to pay attention to the environment issues by standardizing on green, environmental friendly products, cleaner process and enhance supplier chain management to meet ChipMOS’ Corporate Social Responsibilities.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for the Company is approximately NT$99,898 million.

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

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2021.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,166	10 steppers 19 sputters 320 testers

Hsinchu Industrial Park	Testing	25,864	89 testers 31 burn-in ovens

Hsinchu Science Park	Testing	31,168	167 testers 61 burn-in ovens

Southern Taiwan Science Park	Assembly/Testing	161,483	824 wire bonders 114 inner-lead bonders 606 testers

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Test equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors test business. Upon the acquisition of new test equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the test equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2021, we operated 576 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturers Advantest Corporation and Teradyne Inc.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2021, we operated 824 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Assembly and Testing of LCD, OLED and Other Display Panel Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Yokogawa Electric Corp. and Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp., SETEC CORPORATION and GMM Corp. As of March 31, 2021, we operated 10 steppers and 19 sputters for gold bumping, 114 inner-lead bonders for assembly and 606 testers for LCD, OLED and other display panel driver semiconductors. We are currently in the process of purchasing additional test equipment. The test equipment can be used for the COF and COG processes, while the inner-lead bonders are only used in the COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the COF processes.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We provide a broad range of back-end assembly and testing services. Testing services include wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. We also offer WLCSP products and turn-key flip chip assembly and testing services using variety of leadframe and organic substrate carries. In addition, we provide gold bumping, reel to reel assembly and testing services for LCD, OLED and other display panel driver semiconductors by employing COF and COG technologies. Our copper bumping technology supports non-driver type of products, such as RDL, copper pillar, WLCSP etc. In 2020, our consolidated revenue was NT$23,011 million (US$819 million) and our profit for the year attributable to equity holders of the Company was NT$2,379 million (US$85 million).

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

On November 30, 2016, the Company and Unigroup Guowei executed the Equity Interest Transfer Agreement. Under the agreement, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, will own 6.98% equity interest of Unimos Shanghai. In March 2017, ChipMOS BVI completed the sale of 54.98% equity interests of Unimos Shanghai to Unigroup Guowei and other strategic investors. Unimos Shanghai was no longer the subsidiary of ChipMOS BVI. On June 30, 2017, we completed the first stage capital injection of Unimos Shanghai, and on January 19, 2018, completed the second stage capital injection of Unimos Shanghai. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after the transaction completed. On May 11, 2020, one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50.94% equity interests of Unimos Shanghai after completed transaction. See “Item 4. Information on the Company—Our Structure and History” for more details.

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

The current generation of advanced testers typically cost between US$0.7 million and US$1.2 million each, while die bonders used in assembly typically cost approximately US$270 thousand each wire bonders in assembly cost approximately US$67 thousand each and package saw in assembly cost approximately US$750 thousand each and WB plating cost approximately US$4.5 million each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our assembly and testing services, resulting in an increase in depreciation expenses relative to revenue. In particular, the capacity utilization rates for our LCD, OLED and other display panel driver semiconductors assembly and testing equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

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

Change in Product Mix. Increased average selling prices of DDIC and memory assembly service in the fourth quarter of 2020 and the first quarter of 2021 have been increased our average selling price and partially offset by a change in our revenue mix. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices for our services on our ability to attain profitability.

Recent Acquisitions

On November 30, 2016, the Company and Unigroup Guowei executed the Equity Interest Transfer Agreement. Under the agreement, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, will own approximately 6.98% equity interest of Unimos Shanghai. As of December 31, 2016, the equity transfer was not completed, and therefore, the assets, liabilities and equity related to Unimos Shanghai have been reclassified as held for sale and presented as discontinued operations according to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The equity transfer was completed in March 2017 and Unimos Shanghai is no longer a subsidiary of the Company. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after completed transaction. On May 11, 2020, one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50.94% equity interests of Unimos Shanghai after completed transaction. For additional information see “Item 4. Information on the Company—Agreements with Tsinghua Unigroup Ltd.”

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

	Year ended December 31,
	2018	2019	2020	2020
	NT$	NT$	NT$	US$
	(in millions)
Testing	$4,790.1	$4,257.8	$5,002.7	$178.2
Assembly	4,679.7	5,148.9	6,002.0	213.7
LCD, OLED and other display panel driver semiconductor assembly and testing	5,694.7	6,922.2	7,023.0	250.1
Bumping	3,315.5	4,009.0	4,983.7	177.5

Total	$18,480.0	$20,337.9	$23,011.4	$819.5

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

Revenue Recognition

We generally recognize our revenue from services for assembly and testing services based on the progress towards completion of performance obligation during the service period. The progress towards completion on assembly services is measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. We provide assembly and testing services based on customer’s specification, thus, the input costs incurred to assembly and testing volume completed in testing services are not linear over the duration of these services.

Related Party Revenues

In 2018, 2019 and 2020, all less than 1%, respectively, of our net revenue were derived from related parties. We believe that our transactions with related parties were entered into on an arm’s length basis as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 80%, 78% and 80% of our revenue in 2018, 2019 and 2020, respectively. We also generate revenue from customers in Singapore, Japan and other countries. Our service fees and revenue are generally denominated in the currency of the jurisdiction in which our facilities are located, for example NT dollars for our Taiwan operations. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 42 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Market Risks—Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipment, utilities expenses and inventory supplies. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of assembly and testing equipment and facilities. As of March 31, 2021, we had 1,182 testers, 92 burn-in ovens, 824 wire bonders, 114 inner-lead bonders, 10 steppers and 19 sputters. We use inner-lead bonders for the assembly of LCD, OLED and other display panel driver semiconductors using COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 77% in 2018, 71% in 2019 and 78% in 2020. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 64% in 2018, 72% in 2019 and 83% in 2020. Our average capacity utilization rate for LCD, OLED and other display panel driver semiconductor assembly and testing was 80% in 2018, 74% in 2019 and 76% in 2020. In addition, our average capacity utilization rate for bumping was 72% in 2018, 74% in 2019 and 82% in 2020.

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

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2018	2019	2020	2020
	NT$	NT$	NT$	US$
	(in millions)
Gross profit:
Testing	$1,612.2	$1,033.9	$1,651.0	$58.8
Assembly	148.4	172.0	533.3	19.0
LCD, OLED and other display panel driver semiconductor assembly and testing	1,547.4	2,133.0	1,996.3	71.1
Bumping	122.0	587.2	851.6	30.3

Total	$3,430.0	$3,926.1	$5,032.2	$179.2

Gross profit margin:
Testing	33.7%	24.3%	33.0%	33.0%
Assembly	3.2	3.3	8.9	8.9
LCD, OLED and other display panel driver semiconductor assembly and testing	27.2	30.8	28.4	28.4
Bumping	3.7	14.6	17.1	17.1
Overall	18.6%	19.3%	21.9%	21.9%

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel expenses, expenditures to qualify our services for specific customers, depreciation, utilities expenses and other consulting fees and certification fees paid to third parties. Research and development expenses are recognized as they are incurred. We currently expect that research and development expenses will increase in the future as we continue to explore new technologies and service offerings. We also expect to hire additional employees in our research and development department.

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations, advertising, corporate communications and other marketing expenses, salary expenses for sales and marketing personnel, professional service fees and service support expenses.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, bad debt provision and other corporate expenses. They also include share-based compensation that is expensed using the fair value method. See “Item 6. Directors, Senior Management and Employees—Restricted Shares” for more information concerning our plan of restricted shares. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations.

Other Income (Expenses), Net

Our other income principally consists of gain on disposal of scrapped materials, royalty income, gain on disposal of items purchased on behalf of others and gain on disposal of property, plant and equipment.

Our other expenses principally consist of impairment loss on property, plant and equipment.

Other Income

Our other income principally consists of rental income, dividend income and grant income.

Other Gains and Losses

Our other gains principally consists of foreign exchange gain, reimbursement of ADSs service charge and gains on valuation of financial assets at fair value through profit or loss.

Our other losses principally consist of foreign exchange losses.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$1,326 million, NT$2,509 million and NT$2,379 million (US$85 million) in 2018, 2019 and 2020, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table presents selected operating data as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2018	2019	2020
Revenue	100.0%	100.0%	100.0%
Cost of revenue	(81.4)	(80.7)	(78.1)

Gross profit	18.6	19.3	21.9
Sales and marketing expenses	(0.3)	(0.3)	(0.3)
General and administrative expenses	(2.6)	(2.4)	(2.3)
Research and development expenses	(5.1)	(5.0)	(4.4)
Other income (expenses), net	0.8	0.5	0.6

Operating profit	11.4	12.1	15.5
Interest income	0.3	0.3	0.1
Other income	—	—	0.1
Other gains and losses	0.6	(0.7)	(1.4)
Finance costs	(1.0)	(0.9)	(0.8)
Share of loss of associates and joint ventures accounted for using equity method	(1.6)	(0.8)	(0.6)
Gain on disposal of investment accounted for using equity method	—	4.8	—

Profit before income tax	9.7	14.8	12.9
Income tax expense	(2.5)	(2.5)	(2.6)

Profit for the year	7.2%	12.3%	10.3%

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenue. Our revenue increased by NT$2,673 million, or 13%, to NT$23,011 million (US$819 million) in 2020 from NT$20,338 million in 2019.

Revenue from testing services increased by NT$745 million, or 17%, to NT$5,003 million (US$178 million) in 2020 from NT$4,258 million in 2019, principally due to the increased customer demand.

Revenue from assembly services increased by NT$853 million, or 17%, to NT$6,002 million (US$214 million) in 2020 from NT$5,149 million in 2019, primarily as a result of the increased average selling prices for our services and customer demand.

Revenue from LCD, OLED and other display panel driver semiconductor assembly and testing services increased by NT$101 million, or 1%, to NT$7,023 million (US$250 million) in 2020 from NT$6,922 million in 2019. This increase was principally as a result of an increase in customer demand for LCD, OLED and other display panel products.

Revenue from bumping services increased by NT$974 million, or 24%, to NT$4,983 million (US$177 million) in 2020 from NT$4,009 million in 2019. This increase was principally due to the increased customer demand.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and testing capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue increased by NT$1,567 million, or 10%, to NT$17,979 million (US$640 million) in 2020 from NT$16,412 million in 2019, primarily due to the increase of direct material expense and depreciation expenses of NT$1,133 million (US$40 million) and NT$442 million (US$16 million), respectively.

Our gross profit increased to NT$5,032 million (US$179 million) in 2020 from NT$3,926 million in 2019. Our gross margin was 21.9% in 2020, compared to 19.3% in 2019.

Our gross profit margin for testing services increased to 33.0% in 2020 from 24.3% in 2019, primarily due to the increase in revenue resulted from the increased customer demand.

Our gross profit margin for assembly services increased to 8.9% in 2020 from 3.3% in 2019, primarily due to the increase in revenue resulted from the increased average selling prices for our services and customer demand.

Our gross profit margin for LCD, OLED and other display panel driver semiconductor assembly and testing services decreased to 28.4% in 2020 from 30.8% in 2019, primarily due to the decreased average selling prices for our services mainly resulting from the exchange rate fluctuation and increase the depreciation expense.

Our gross profit margin for bumping services increased to 17.1% in 2020 from 14.6% in 2019, primarily due to the increase in revenue resulted from the increased customer demand.

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$1 million, or 2%, to NT$57 million (US$2 million) in 2020 from NT$56 million in 2019, primarily due to the increase of employee benefit expenses and partially offset by the decrease of entertainment expense.

General and Administrative Expenses. General and administrative expenses increased by NT$31 million, or 6%, to NT$529 million (US$19 million) in 2020 from NT$498 million in 2019, primarily due to the increase of employee benefit expenses, professional service fee, depreciation expense, bank service charge and facilities expense.

Research and Development Expenses. Research and development expenses increased by NT$8 million, or 1%, to NT$1,016 million (US$36 million) in 2020 from NT$1,008 million in 2019, primarily due to the increase of maintenance and repair expenses, inventory supplies and utilities expenses, and partially offset by the decrease of expendable equipment expenses.

Other Income (Expenses), Net. Other operating income, net increased by NT$43 million, or 46%, to NT$136 million (US$5 million) in 2020 from NT$93 million in 2019, primarily due to the increase of gain on disposal of property, plant and equipment of NT$28 million (US$1 million) and gain on disposal of items purchased on behalf of others of NT$15 million (US$534 thousand).

Interest Income. Interest income decreased by NT$36 million, or 56%, to NT$28 million (US$1 million) in 2020 from NT$64 million in 2019, primarily due to the decrease of bank deposits.

Other Income. Other income increased by NT$10 million, or 91%, to NT$21 million (US$748 thousand) in 2020 from NT$11 million in 2019, primarily due to the increase of grant income and dividend income.

Other Gains and Losses. Other losses, net increased by NT$175 million, or 118%, to NT$323 million (US$12 million) in 2020 from NT$148 million in 2019, primarily due to the increase of foreign exchange loss of NT$200 million (US$7 million) and partially offset by the increase of gain on valuation of financial assets at fair value through profit or loss of NT$23 million (US$819 thousand).

Finance Costs. Finance costs decreased by NT$8 million, or 4%, to NT$172 million (US$6 million) in 2020 from NT$180 million in 2019. This change was primarily due to the decrease of financial cost of bank loans by NT$13 million (US$463 thousand) and partially offset by the decrease of amounts capitalized in qualifying assets by NT$5 million (US$178 thousand).

Share of Profit (Loss) of Associates and Joint Ventures Accounted for Using Equity Method. Share of loss of associates and joint ventures accounted for using equity method decreased by NT$8 million, or 5%, to NT$147 million (US$5 million) in 2020 from NT$155 million in 2019. This change was primarily due to the decrease of share of loss of associates and joint ventures accounted for using equity method of Unimos Shanghai by NT$57 million (US$2 million) and partially offset by the decrease of share of profit of associates and joint ventures accounted for using equity method of JMC by NT$49 million (US$2 million).

Gain on Disposal of Investment Accounted for Using Equity Method. Gain on disposal of investment accounted for using equity method decreased by NT$974 million, or 100%, to nil in 2020 from NT$974 million in 2019. The change was due to the disposal of 9,100,000 common shares of JMC in April 2019.

Profit before Income Tax. As a result of the foregoing, profit before income tax decreased by 2% to NT$2,973 million (US$106 million) in 2020 from NT$3,022 million in 2019.

Income Tax Expense. We had an income tax expense of NT$594 million (US$21 million) in 2020 compared to income tax expense of NT$514 million for 2019, primarily due to the profit before income tax for 2019 after deducted from the gain on disposal of JMC equity (for tax-free transactions) is lower than 2020.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing operations, the profit for the year attributable to the Company was NT$2,379 million (US$85 million) in 2020, compared to NT$2,509 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue. Our revenue increased by NT$1,858 million, or 10%, to NT$20,338 million in 2019 from NT$18,480 million in 2018.

Revenue from testing services decreased by NT$532 million, or 11%, to NT$4,258 million in 2019 from NT$4,790 million in 2018, principally due to the decreased average selling prices for our services.

Revenue from assembly services increased by NT$470 million, or 10%, to NT$5,149 million in 2019 from NT$4,679 million in 2018, primarily as a result of the increased customer demand.

Revenue from LCD, OLED and other display panel driver semiconductor assembly and testing services increased by NT$1,227 million, or 22%, to NT$6,922 million in 2019 from NT$5,695 million in 2018. This increase was principally as a result of an increase in average selling prices for our services and customer demand for LCD, OLED and other display panel products.

Revenue from bumping services increased by NT$693 million, or 21%, to NT$4,009 million in 2019 from NT$3,316 million in 2018. This increase was principally due to the increased average selling prices for our services.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and testing capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

Cost of Revenue and Gross Profit. Cost of revenue increased by NT$1,362 million, or 9%, to NT$16,412 million in 2019 from NT$15,050 million in 2018, primarily due to the increase of direct material expense, depreciation expenses, direct labor expenses, employee benefit expenses and inventory supplies of NT$495 million, NT$348 million, NT$221 million, NT$132 million and NT$102 million, respectively.

Our gross profit increased to NT$3,926 million in 2019 from NT$3,430 million in 2018. Our gross margin was 19.3% in 2019, compared to 18.6% in 2018.

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

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$3 million, or 6%, to NT$56 million in 2019 from NT$53 million in 2018, primarily due to the increase of employee benefit expenses.

General and Administrative Expenses. General and administrative expenses increased by NT$13 million, or 3%, to NT$498 million in 2019 from NT$485 million in 2018, primarily due to the increase of employee benefit expenses and facilities expense and partially offset by the decrease of professional service fee.

Research and Development Expenses. Research and development expenses increased by NT$69 million, or 7%, to NT$1,008 million in 2019 from NT$939 million in 2018, primarily due to the increase of employee benefit expenses.

Other Income (Expenses), Net. Other income, net decreased by NT$55 million, or 37%, to NT$93 million in 2019 from NT$148 million in 2018, primarily due to the decrease of royalty income of NT$31 million and gain on disposal of items purchased on behalf of others of NT$16 million.

Interest Income. Interest income increased by NT$14 million, or 28%, to NT$64 million in 2019 from NT$50 million in 2018, primarily due to the increase of bank deposits.

Other Income. Other income increased by NT$3 million, or 38%, to NT$11 million in 2019 from NT$8 million in 2018, primarily due to the increase of rental income and grant income.

Other Gains and Losses. Other losses, net increased by NT$263 million, or 229%, to NT$148 million in 2019 from other gains, net NT$115 million in 2018, primarily due to the increase of foreign exchange loss.

Finance Costs. Finance costs decreased by NT$10 million, or 5%, to NT$180 million in 2019 from NT$190 million in 2018. This change was primarily due to the decrease of financial cost of bank loans by NT$29 million and partially offset by the increase of finance cost of lease liabilities by NT$14 million.

Share of Profit (Loss) of Associates and Joint Ventures Accounted for Using Equity Method. Share of loss of associates and joint ventures accounted for using equity method decreased by NT$145 million, or 48%, to NT$155 million in 2019 from NT$300 million in 2018. This change was primarily due to the decrease of share of loss of associates and joint ventures accounted for using equity method of Unimos Shanghai by NT$123 million and partially offset by the increase of share of profit of associates and joint ventures accounted for using equity method of JMC by NT$22 million.

Gain on Disposal of Investment Accounted for Using Equity Method. Gain on disposal of investment accounted for using equity method increased by NT$974 million, or 100%, to NT$974 million in 2019 from nil in 2018. The change was due to the disposal of 9,100,000 common shares of JMC.

Profit before Income Tax. As a result of the foregoing, profit before income tax increased by 70% to NT$3,022 million in 2019 from NT$1,782 million in 2018.

Income Tax Expense. We had an income tax expense of NT$514 million in 2019 compared to income tax expense of NT$457 million for 2018, primarily due to the increase of profit before tax.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing operations, the profit for the year attributable to the Company was NT$2,509 million in 2019, compared to NT$1,326 million in 2018.

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

Under the IFRSs, the significant accounting policies are set forth in Note 4 to our consolidated financial statements contained in this Annual Report on Form 20-F. The significant accounting policies that require us to make estimates and assumptions about the effect of matters that are inherently uncertain are discussed below.

Revenue recognition

We recognize revenue from services based on the progress towards completion of performance obligation during the service period. The progress towards completion on assembly services, services for LCDD and Bumping are measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. We provide assembly and testing services based on customer’s specification, thus, the input costs incurred to assembly and testing volume completed in testing services are not linear over the duration of these services.

Impairment of receivables

We record loss allowance base on expected credit loss. For the customer that we have reason to believe may have an inability to meet its financial obligations or past due over 90 days, we conduct an individual examination and use loss rate methodology to record a specific reserve. For the customers other than this, we also provide a reserve for receivables based upon the forecastability of business monitoring indicators to adjust the loss rate. As of December 31, 2019 and 2020, we provided both nil for the first type of reserve; NT$1 million and NT$2 million (US$71 thousand) for the second type of reserve, respectively.

The loss allowance we set aside for receivables was NT$2 million as of December 2018, NT$1 million as of December 31, 2019 and NT$2 million (US$71 thousand) as of December 31, 2020. The allowances as of December 31, 2018, 2019 and 2020 represented 0.045%, 0.030% and 0.030%, respectively, of our accounts receivable as of those dates. The reversal and allowance in 2019 and 2020 reflected a reduction and enlargement of NT$806 thousand and NT$264 thousand (US$9 thousand), respectively, in accounts receivable that decreased and increased the general and administrative expenses.

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

Deferred Tax Assets

Deferred tax assets are recognized for temporary differences and investment tax credits to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine that amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

As of December 31, 2018, 2019 and 2020, the ending balances for deferred tax assets were NT$227 million, NT$195 million and NT$186 million (US$7 million), respectively.

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

The Company has not recognized taxable temporary differences associated with investment as deferred tax liabilities. As of December 31, 2018, 2019 and 2020, the amounts of taxable temporary differences unrecognized as deferred tax liabilities were NT$495 million, NT$180 million and NT$45 million (US$2 million), respectively.

As of December 31, 2018, 2019 and 2020, the ending balances for deferred tax liabilities were NT$309 million, NT$309 million and NT$310 million (US$11 million), respectively.

Lease Liabilities

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

As of December 31, 2019 and 2020, the ending balance for lease liabilities was NT$693 million and NT$870 million (US$31 million), respectively.

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

In determining whether any impairment charges were necessary for the property, plant and equipment and other non-current assets for the year ended December 31, 2020, we assumed that the semiconductor industry will continue its growth in the next few years. Based upon our assumption of growth in the semiconductor industry and our other assumptions in our internal budget, for the purpose of determining whether any impairment charges are necessary for the year ended December 31, 2020, an impairment loss of nil and nil were recognized with respect to property, plant and equipment and other non-current assets.

While we believe that our estimates of future cash flows are reasonable, any changes in these estimates based on changed economic conditions or business strategies could result in significant impairment changes in future periods.

Defined Benefit Plans

The cost of the defined benefit pension plan and post-employment benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to change in these assumptions. All assumptions are reviewed at each reporting date. Further details are disclosed in Note 18 to our consolidated financial statements contained in this Annual Report on Form 20-F.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term bank loans and cash flow from operations. As of December 31, 2020, our primary sources of liquidity were cash and cash equivalents of NT$4,114 million (US$147 million), short-term bank loans of NT$5,778 million (US$206 million) available to us in undrawn facilities, which have expired or will expire from February 2021 to December 2021, and long-term bank loans of NT$11,239 million (US$400 million) available to us in undrawn facilities, which will expire from August 2022 to May 2023. We have taken the following steps to meet our liquidity, capital spending and other capital needs.

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

On January 1, 2019, MOEA implemented the “Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan” and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January to March 2020 with the line of credit amounted to NT$12,144 million (US$432 million) and terms from seven to ten years. As of the issue date of this report, the Company has used NT$5,214 million (US$186 million) of the credit line.

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

Under the 2018 Capital Reduction Plan, the Company’s share capital was reduced by NT$1,329,445,590, and 132,944,559 issued Common Shares and 974,013 issued and outstanding ADSs were canceled. As of March 31, 2021, we have a total of 727,240,126 issued Common Shares and 4,220,850 issued and outstanding ADSs.

Since November 1, 2016, when the Company first issued ADSs, the total number of issued and outstanding Company ADSs has decreased by 21,399,417 ADSs, representing approximately 84% of the total number of issued and outstanding ADSs first issued, as a result of ADS holders surrendering their ADSs to the depositary for cancellation, withdrawing the underlying shares and 2018 Capital Reduction Plan from the deposit facility, pursuant to the Company’s deposit agreement with the depositary.

Liquidity

The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2018	2019	2020	2020
	NT$	NT$	NT$	US$
	(in millions)
Net cash generated from (used in):
Operating activities	$4,129.2	$5,982.4	$5,940.2	$211.5
Investing activities	(5,129.3)	(4,237.8)	(3,799.3)	(135.3)
Financing activities	(2,400.4)	(1,677.3)	(2,720.2)	(96.9)
Effect of exchange rate changes	7.3	(5.7)	(11.1)	(0.3)

Net (decrease) increase in cash and cash equivalents	$(3,393.2)	$61.6	$(590.4)	$(21.0)

Net Cash Generated from Operating Activities

Net cash generated from operating activities totaled NT$5,940 million (US$212 million) in 2020, compared to NT$5,982 million in 2019. Net cash generated from operating activities was impacted by a profit before income tax of NT$2,973 million (US$106 million) with depreciation expenses of NT$4,176 million (US$149 million) in 2020 compared to a profit before income tax of NT$3,022 million with depreciation expenses of NT$3,732 million in 2019. The decrease in net cash generated from operating activities was primarily due to an increase of accounts and notes receivable of NT$911 million (US$32 million) in 2020 compared to a decrease of accounts and notes receivable of NT$294 million in 2019, an increase of inventory of NT$334 million (US$12 million) in 2020 compared to a decrease of inventory of NT$11 million in 2019, an increase of other payable of NT$112 million (US$4 million) in 2020 compared to an increase of other payable of NT$331 million in 2019 and partially offset by the increase of gain on disposal of investment accounted for using equity method of nil in 2020 compared to NT$974 million in 2019 and income tax payment which was NT$276 million (US$10 million) in 2020 compared to NT$637 million in 2019.

Net cash generated from operating activities totaled NT$5,982 million in 2019, compared to NT$4,129 million in 2018. Net cash generated from operating activities was positively impacted by a profit before income tax of NT$3,022 million with depreciation expenses of NT$3,732 million in 2019 compared to a profit before income tax of NT$1,782 million with depreciation expenses of NT$3,377 million in 2018. The increase in net cash generated from operating activities was primarily due to a decrease of accounts and notes receivable of NT$294 million in 2019 compared to an increase of accounts and notes receivable of NT$734 million in 2018, an increase of other payables of NT$331 million in 2019 compared to a decrease of other payables of NT$302 million in 2018 and partially offset by the increase of gain on disposal of investment accounted for using equity method of NT$974 million in 2019 which was nil in 2018 and income tax payment which was NT$637 million in 2019 compared to NT$119 million in 2018.

Net Cash Used in Investing Activities

Net cash used in investing activities totaled NT$3,799 million (US$135 million) in 2020, compared to NT$4,238 million in 2019. The decrease in net cash used in investing activities primarily resulted from the acquisition of property, plant and equipment of NT$3,961 million (US$141 million) in 2020, compared to NT$5,441 million in 2019, the increase in long-term deferred revenue of NT$86 million (US$3 million) in 2020, compared to NT$5 million in 2019 and proceeds from disposal of property, plant and equipment of NT$87 million (US$3 million) in 2020, compared to NT$21 million in 2019 and partially offset by the proceeds from disposal of investment accounted for using equity method of nil in 2020, compared to NT$1,180 million in 2019.

Net cash used in investing activities totaled NT$4,238 million in 2019, compared to NT$5,129 million in 2018. The decrease in net cash used in investing activities primarily resulted from the acquisition of property, plant and equipment of NT$5,441 million in 2019, compared to NT$4,154 million in 2018 and partially offset by the proceeds from disposal of investment accounted for using equity method of NT$1,180 million in 2019, compared to nil in 2018, acquisition of investment accounted for using equity method which was nil in 2019, compared to NT$795 million in 2018.

Net Cash Used in Financing Activities

Net cash used in financing activities totaled NT$2,720 million (US$97 million) in 2020, compared to NT$1,677 million in 2019. The increase in net cash used in financing activities was primarily the result of the cash distribution of NT$1,309 million (US$47 million) in 2020, compared to NT$873 million in 2019 and the net payments of long-term bank loans of NT$1,327 million (US$47 million) in 2020, compared to NT$756 million in 2019.

Net cash used in financing activities totaled NT$1,677 million in 2019, compared to NT$2,400 million in 2018. The decrease in net cash used in financing activities was primarily the result of the payments on capital reduction which was nil in 2019, compared to NT$1,284 million in 2018, net payments of short-term bank loans of nil in 2019, compared to NT$969 million in 2018 and partially offset by the cash distribution of NT$873 million in 2019, compared to NT$257 million in 2018, net payments of long-term bank loans of NT$756 million in 2019, compared to net proceeds of long-term bank loans of NT$110 million in 2018.

Capital Resources

Capital expenditures in 2018 were funded by NT$4,129 million in cash flows from operating activities. Capital expenditures in 2019 were funded by NT$5,982 million in cash flows from operating activities. Capital expenditures in 2020 were funded by NT$5,940 million (US$212 million) in cash flows from operating activities.

Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources”.

Loans

As of December 31, 2020, we had long-term bank loans of NT$7,734 million (US$275 million) (including current portions of such long-term bank loans of NT$748 million (US$27 million)). As of December 31, 2020, NT$7,664 million (US$273 million) of our long-term bank loans were collateralized by land, buildings and equipment. Our long-term bank loans were floating rate loans with a rate between 0.65% to 1.7895% as of December 31, 2020. Syndicated bank loan is repayable semi-annually from November 2018 to May 2023, and government granted loan is repayable monthly from March 2023 to February 2030.

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

•

On May 15, 2018, we obtained a syndicated loan from banks in Taiwan in the amount of NT$12,000 million with a term of five years. This loan facility is secured by existing land and buildings and equipment. As of the date of this Annual Report on Form 20-F, this loan facility was drawn of NT$8,400 million.

•

During January 2020 to March 2020, we obtained a government granted loan from banks in Taiwan in the amount of NT$12,144 million with a term from seven to ten years. This loan facility is secured by investing machineries, expanding equipment and plant. As of the date of this Annual Report on Form 20-F, this loan facility was drawn of NT$5,214 million.

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

We were in compliance with these financial covenants ratio requirements for 2015 to 2020.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2020:

	As of December 31, 2020
	NT$	US$
	(in millions)
During 2021	$748	$27
During 2022	753	27
During 2023	2,660	95
During 2024	1,061	37
During 2025 and onwards	2,512	89

	$7,734	$275

As of December 31, 2020, certain of our property, plant and equipment and non-current financial assets at amortized cost with an aggregate net book value of NT$11,458 million (US$408 million) and NT$48 million (US$2 million), respectively, were pledged as collateral mainly for long-term bank loans and leases.

On January 1, 2019, MOEA implemented the “Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan” and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January to March 2020 with the line of credit amounted to NT$12,144 million (US$432 million) and terms from seven to ten years. As of the issue date of this report, the Company has used the credit line of the aforementioned project loans for amount of NT$5,214 million (US$186 million).

As of December 31, 2020, we had no short-term loan outstanding.

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

Trend Information

See the discussion under “Item 4. Information on the Company—Our Structure and History”, “Item 4. Information on the Company—Industry Background” and “Item 5. Operating and Financial Review and Prospects—Overview”.

Off-Balance Sheet Arrangements

As of December 31, 2020, we had no off-balance sheet arrangements.

Taxation

The Company is entitled to tax incentives generally available to Taiwan companies under the ROC Statute for Industrial Innovation, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. In 2018, 2019 and 2020, tax credits resulted in tax savings for the Company of approximately NT$7 million, NT$10 million and NT$6 million (US$214 thousand), respectively.

For the purpose of optimizing industrial structure, the Executive Yuan of the ROC government encourages domestic companies to make multiple innovations along with the applications of the smart technology. Companies may deduct to the income tax payable for the current year up to 5% of the annual spending or the income tax payable for the three years from current year up to 3% of the annual spending. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Companies are eligible for the investment credit under the preceding paragraph and other types of investment credit in a year, the total amount creditable in that year shall not exceed 50% of the income tax payable for the current year, unless the current year is the final year for using such credit and no cap is imposed on the creditable amount for that year according to other laws. In 2020, tax credits resulted in tax savings for the Company of approximately NT$46 million (US$2 million).

Companies are encouraged to use their earnings to make substantial investment or upgrade production technology or the quality of products or services, if companies use a certain amount of their undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation as needed for operation of its business or ancillary business within three years from the year after such earnings are derived, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings.

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

The ROC government enacted the alternative minimum tax (“AMT”) Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. In 2018, 2019 and 2020, AMT Act had no effects on the tax expenses of the Company since the income tax payable is above the minimum amount prescribed under the AMT Act.

The amendment to the Income Tax Act has been approved and promulgated in February 2018 to raise the profit-seeking enterprise income tax rate from 17% to 20%, decrease the tax rate on unappropriated retained earnings from 10% to 5%, and abandon the imputation tax credit account effective from fiscal year starting January 1, 2018.

Tabular Disclosure of Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2020, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term bank loans(1)	$8,092	$846	$3,559	$2,199	$1,488
Lease liabilities(1)	1,079	145	160	55	719
Capital commitments	2,331	2,331	—	—	—

Total contractual cash obligations	$11,502	$3,322	$3,719	$2,254	$2,207

Note:

(1) Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2020, level throughout all relevant periods.

In addition to the commitments set forth in the contractual obligations table above, we have certain outstanding purchase orders relating to the procurement of raw materials for which there are no definite delivery dates or deadlines.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

According to our articles of incorporation, the number of directors must not be less than nine and must not be greater than eleven. Further, among the directors, there shall be three to five independent directors, provided that the number of independent directors shall not be less than one-fifth of the total number of directors. Our board of directors currently comprises of nine directors who were elected by our shareholders. Of our current nine directors, five are independent directors. The chairman of our board is appointed among the members of our board. The term of office for directors is three years.

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

Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Since June 10, 2019, of our current nine directors, two directors are representatives of Siliconware Precision which is our largest shareholder.

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2021. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position	Term Expires
Shih-Jye Cheng	62	Chairman and Director/President	2022

Teresa Wang	65	Director (representative, Siliconware Precision)	2022

Bright Yeh	54	Director (representative, Siliconware Precision)	2022

Lafair Cho	59	Director	2022

Chin-Shyh Ou	63	Independent Director	2022

Yuh-Fong Tang	66	Independent Director	2022

Tai-Haur Kuo	61	Independent Director	2022

Kuei-Ann Wen	60	Independent Director	2022

Jing-Shan Aur	72	Independent Director	2022

Vincent Hsu	52	Executive Vice President	—

D.Y. Tsai	50	Executive Vice President	—

Silvia Su	50	Vice President, Finance and Accounting Management Center / Corporate Governance Officer	—

Shih-Jye Cheng has served as a director and president of the Company since July 1998 and the chairman of the Company since June 2003. He has been the vice chairman of Unimos Shanghai since February 2017. He is the sibling of president of ChipMOS USA. He also has been the director of the ChipMOS USA since its inception. He has been the representative and director of Hao Hsiang Investment Co., Ltd., Chin Hsiang Investment Co., Ltd. and Hao Yen Investment Co., Ltd. since April 2018, January 2020 and January 2020, respectively. He was the chairman of ThaiLin from December 2002 to June 2013, the chairman of Unimos Shanghai from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from February 2003 to April 2004. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University.

Teresa Wang has been our director since June 2019. Ms. Wang is a director of Unimicron Technology Corporation from June 2011 to June 2017. She also served as a director of Siliconware Precision since June 2014 and served as the senior special assistant of Siliconware Precision from June 2014 to January 2021. She has been the director of Radio Flux Co., Ltd. since May 2016. She has been the chief financial officer of Camel Precision Co., Ltd. She holds a Bachelor’s degree in accounting and statistics from Ming Chuang College in 1978.

Bright Yeh has been our director since June 2019. He also served as a vice president in Siliconware Precision from November 2017. Mr. Yeh has been the director of Siliconware Technology (SuZhou) Ltd. since November 2019. He has been the enterprise operation planning division director of United Microelectronics Corp. from June 2004 to February 2009. He graduated from National Tsing Hua University in Taiwan in 1994 with a Master’s degree in Industrial Engineering.

Lafair Cho has been our director since June 2019. Mr. Cho has served our consultant since July 2020. He also has served as the chief operating officer and senior executive vice president of the manufacturing operations center of the Company from January 2017 to June 2020. He has been the director and chairman of the ChipMOS USA since July 2003 and March 2017 and also has been the chairman of the ChipMOS BVI since October 2011. He was the executive vice president of the Company from June 2015 to January 2017. He also served as our vice president of the memory production group from July 2003 to August 2004 and as our director from October 2003 to June 2007. He also served as ThaiLin’s chairman since June 2013, the president since December 2003 and a director since December 2002 until ThaiLin was merged with and into the Company. He was a vice president of ThaiLin from February 2003 to November 2003. He served as manager of production material control of Mosel from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University.

Chin-Shyh Ou has served as one of our directors since June 2007. He was one of ChipMOS Bermuda’s directors since June 2007 until ChipMOS Bermuda was merged with and into the Company. He served as independent director of Chi Hua Fitness Co., Ltd. from May 2011 to June 2020 and he also served as compensation committee member of Chi Hua Fitness Co., Ltd. from August 2011 to June 2020. Mr. Ou was the independent director, audit committee member and compensation committee member of Yong Chang International Co., Ltd. (Cayman) since June 2019. He has been a chair professor of the department of the Accounting and Information System at Asia University since August 2018. He has been the independent director, audit committee member and compensation committee member of Tsang Yow Industrial Co., Ltd. since June 2018. In 1998, he joined National Chung Cheng University as a professor of the Department of Accounting. He was an honorary professor of Accounting and Information Technology at National Chung Cheng University since February 2018. Mr. Ou earned a master degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota, USA. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor.

Yuh-Fong Tang has served as one of our directors since June 2013. Mr. Tang has served as the compensation committee member of OPNET Technologies Co., Ltd. since June 2015 and the consultant of Intelligent Silicon Solution Corporation since February 2018. He was the chairman and chief executive officer of Myson Century, Inc. from June 2012 to January 2018, the chairman of ZAVIO Inc. from December 2015 to January 2018, the chairman of compensation committee of Carnival Industrial Corporation from February 2012 to June 2017. He was the vice chairman of Pack-Link Management Corp. from August 2000 to 2007, the independent director of Yulon IT Solutions Inc. from 2007 to May 2013 and the Supervisor of TrueLight Corp. from January 2009 to November 2010. Mr. Tang holds a Ph.D. degree in Electrical Engineering from University of Illinois, USA.

Tai-Haur Kuo has served as one of our directors since June 2013. Mr. Kuo has been a professor of the department of Electrical Engineering at National Cheng Kung University since August 1992. He has served as the independent director, audit committee member and compensation committee member of Holtek Semiconductor Inc. since May 2016, June 2016 and June 2016, respectively. He was the director of ZillTek Technology Corp. from 2016 to March 2018. He holds a Ph.D. degree in Electrical Engineering from University of Maryland, USA.

Kuei-Ann Wen has served as one of our directors since June 2015. Ms. Wen has been the professor of the department of Electronic Engineering since February 2002, the chief executive officer in social responsibility development office since August 2012, and the vice dean of International College of Semiconductor Technology at National Yang Ming Chiao Tung University since August 2016. She also served as the independent director, audit committee member and compensation committee member of Xintec Inc. since June 2016. Ms. Wen was the associate dean in the Office of Research and Development at National Chiao Tung University from 2011 to 2016 and she also was the associate dean of College of Electrical and Computer Engineering at National Chiao Tung University. She holds a Ph.D. degree from Institute of Electrical Engineering at National Cheng Kung University.

Jing-Shan Aur has been our director since June 2019. He also severed as served as compensation committee member in Siliconware Precision since June 2018 and he has been the director of Siliconware Precision from June 2005 to June 2014. Mr. Aur has been the director of RSEA Engineering Corp. since October 2009. He was previously the chairman of APTOS (Taiwan) Corp. and the managing director in United Microelectronics Corp. from May 1998 to July 2001. He was the supervisor of Unimicron Technology Corp. from April 1996 to July 2001 and also has been the president of Unimicron Technology Corp. He received a Bachelor’s degree from Marine Engineering in National Taiwan Ocean University.

Vincent Hsu has served as the executive vice president since July 2020. He has been our vice president of LCDD production group of the Company since March 2012. He has been the director of JMC since October 2014. He served as senior project leader engineer of Philips Electronic Building Elements (Taiwan) Ltd. He also has been the assistant in National Cheng Kung University. He received a master’s degree in Electrical Engineering from National Sun Yat-sen University in Taiwan.

D.Y. Tsai has served as the executive vice president since July 2020. He has been our vice president of Q.R.A. center of the Company from June 2014 to June 2020. He served as the head of Q.R.A. center of the Company since 2009. He has been the chairman and president of ChipMOS Shanghai since March 2020. He also served as the representative and director of Yung Hsiang Investment Co., Ltd. since February 2020. He also served in Gloria Material Technology Corp. and Philips Electronic Building Elements (Taiwan) Ltd. Mr. Tsai holds a master degree from the Resources Engineering of National Cheng Kung University in Taiwan.

Silvia Su has served as the vice president of finance and accounting management center of the Company since July 2018 and as the corporate governance officer since March 2021. She has been the supervisor of Unimos Shanghai since October 2017 and the director of the ChipMOS BVI since February 2018. She also has been the director of ChipMOS USA since July 2013. Ms. Su served as the representative and director of Tsai Fu Investment Co., Ltd. and the supervisor of ChipMOS Shanghai since February 2020 and March 2020, respectively. She joined the Group from 2000. She was the director of finance division of ThaiLin from June 2013 till ThaiLin was merged with and into the Company in June 2015. She holds a bachelor’s degree in Accounting from National Chengchi University and a master’s degree in Business Administration from the University of Leeds.

Compensation

The aggregate compensation paid in 2020 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$110 million (US$4 million).

Share Ownership

The following table sets forth certain information as of March 31, 2021 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued
Shih-Jye Cheng	6,150,161	0.85%
Teresa Wang (representative, Siliconware Precision)	78,910,390	10.85%
Bright Yeh (representative, Siliconware Precision)	78,910,390	10.85%
Lafair Cho	101,990	0.01%
Chin-Shyh Ou	—	—
Yuh-Fong Tang	—	—
Tai-Haur Kuo	—	—
Kuei-Ann Wen	—	—
Jing-Shan Aur	261,123	0.04%
Vincent Hsu	220,130	0.03%
D.Y. Tsai	262,572	0.04%
Silvia Su	340,101	0.05%

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

Audit Committee

The audit committee currently consists of Mr. Chin-Shyh Ou, Mr. Tai-Haur Kuo, Mr. Yuh-Fong Tang, Ms. Kuei-Ann Wen and Mr. Jing-Shan Aur, all of whom are independent directors. Mr. Chin-Shyh Ou serves as a financial expert to the audit committee. Our audit committee charter was adopted on June 28, 2007 and amended on November 10, 2020. The audit committee is required to meet at least once every quarter. Our audit committee charter grants the audit committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our book, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants. The audit committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the audit committee also assumed the responsibilities of supervisors pursuant to the ROC Securities and Exchange Act.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2018	2019	2020	2021
General operations	3,160	2,958	2,891	2,908
Quality control	342	285	185	160
Engineering	1,445	1,403	1,352	1,386
Research and development	669	645	671	673
Sales, administration and finance	138	133	132	131
Others	251	268	241	223

Total	6,005	5,692	5,472	5,481

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31,
Location	2018	2019	2020	2021
Hsinchu Production Group	2,250	2,139	2,116	2,116
Southern Taiwan Production Group	3,751	3,549	3,349	3,359
Shanghai	—	—	3	2
United States	4	4	4	4

Total	6,005	5,692	5,472	5,481

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Restricted Shares

On November 12, 2014, the board of directors of the Company approved 2014 Restricted Stock Award Agreement which has 17,300,000 restricted shares available for issuance. The par value and granting price of the restricted shares were NT$10 and zero, respectively. The issuance of the restricted shares was approved by the Special General Meeting of the Shareholders’ of the Company on December 30, 2014 and approved by the Financial Supervisory Commission of ROC on June 30, 2015. Under the Restricted Stock Award Agreement, the restricted shares will be issued to the employees determined by the board. The restricted shares received will be vested on the vesting ratio when the determined employees accomplish the required years of services and performance conditions. The restricted shares are not restricted for the dividend distribution. The employees are required to return the received restricted shares but not the dividends received if they resign during the vesting period. The returned restricted shares will be retired and cancelled. In 2017, 695,200 restricted shares were forfeited. In 2018, 371,977 restricted shares were forfeited. In 2019, 24,671 restricted shares were forfeited. As of December 31, 2019, there were no outstanding restricted shares.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information known to us concerning the record ownership of our shares as of April 12, 2019, April 11, 2020 and April 2, 2021 (our most recent record date) (1) the largest ten shareholders of the Company as of such record date and (2) our directors and executive officers as a group.

	April 12, 2019				April 11, 2020				April 2, 2021(1)
Name of Beneficial Owners	Numbers of Shares Owned		Percentage of Shares Owned		Numbers of Shares Owned		Percentage of Shares Owned		Numbers of Shares Owned		Percentage of Shares Owned
Depositary(2)	99,507,534		13.45%		94,534,754		13.00%		84,417,014		11.61%
Siliconware Precision Industries Co., Ltd.	148,910,390		20.12%		148,910,390		20.48%		78,910,390		10.85%
Yann Yuan Investment Co., Ltd.	*		*		*		*		55,000,000		7.56%
Morgan Stanley & Co. International Plc	17,759,559		2.40%		9,144,979		1.26%		29,560,882		4.06%
Fubon Life Insurance Co., Ltd.	13,683,762		1.85%		13,683,762		1.88%		28,723,762		3.95%
J.P. Morgan Securities Plc	*		*		*		*		10,304,152		1.42%
JPMorgan Chase Bank N.A., Taipei Branch in custody for Vanguard Total International Stock Index Fund, a series of Vanguard Star Funds	9,594,464		1.30%		11,102,348		1.53%		8,685,348		1.19%
Norges Bank	9,088,840		1.23%		12,955,840		1.78%		8,512,840		1.17%
Vanguard Emerging Markets Stock Index Fund, a series of Vanguard International Equity Index Funds	*		*		8,330,568		1.15%		8,352,148		1.15%
State Street Active Emerging Markets Small Cap Securities Lending QIB Common Trust Fund	*		*		*		*		6,399,000		0.88%
Directors and executive officers, as a group(3)	15,748,054	(4)	2.08	%(4)	155,519,705	(5)	21.39	%(5)	86,246,467	(6)	11.87	%(6)

Notes:

*	Was not one of the largest ten shareholders of the Company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs. With effect from October 31, 2016, Citibank, N.A. acts as the depositary.
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

(4)	As of March 31, 2019.
(5)	As of March 31, 2020.
(6)	As of March 31, 2021.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of March 31, 2021, a total of 727,240,126 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through their custodians in the ROC. As of March 31, 2021, 84,417,014 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADSs Deposit Agreement. Citibank, N.A., has advised us that, as of March 31, 2021, 4,220,850 ADSs, representing 84,417,014 common shares, were held of record by Cede & Co. and 55 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by US persons.

Related Party Transactions

Unimos Microelectronics (Shanghai) Co., Ltd.

We conducted our PRC operations through Unimos Shanghai, the 45.02% owned affiliate of ChipMOS BVI, our controlled subsidiary. On November 30, 2016, the Company and Tsinghua Unigroup agreed to form a joint-venture. Under the joint-venture, the Equity Interest Transfer Agreements among ChipMOS BVI, a wholly-owned subsidiary of the Company, and some strategic investors which including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, were executed. Pursuant to the agreement, ChipMOS BVI, would sell, for the aggregate purchase price of approximately RMB 484 million, 54.98% equity interests of its wholly-owned subsidiary, Unimos Shanghai, to the strategic investors, and Unigroup Guowei would hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, would own approximately 6.98% equity interest of Unimos Shanghai. Unimos Shanghai is no longer the subsidiary of the Company following the sale of equity interests, which was completed in March 2017. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all the equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after completed transaction. On May 11, 2020, one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50.94% equity interests of Unimos Shanghai after completed transaction.

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

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-72.

Legal Proceedings

We were not involved in any material litigation in 2020 and are not currently involved in any material litigation.

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”.

Dividends and Dividend Policy

The following table sets forth the distribution per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those distributions. During 2018, 2019 and 2020, we paid cash distributions in the amounts of NT$0.30, NT$1.20 and NT$1.80 (US$0.06), respectively.

	Cash Distributions per Share	Stock Dividends per Share	Total Shares Issued as Stock Dividends	Outstanding Common Shares at Year End
	(NT$)	(NT$)
2018	0.30	—	—	727,264,797
2019	1.20	—	—	727,240,126
2020	1.80	—	—	727,240,126

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

Meeting of Shareholders

The Company will be required to hold an annual general meeting of shareholders within six months following the end of each fiscal year. These meetings are generally held in Hsinchu, Taiwan. Any shareholder who holds 1% or more of the Company’s issued and outstanding shares may submit one proposal, in writing or by electronic means designated by the Company, for discussion at the annual general meeting. Extraordinary shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the issued and outstanding shares for a period of one year or longer. Any one or more shareholders who have held in aggregate more than half of the issued and outstanding shares for at least three consecutive months may convene an extraordinary shareholders’ meeting. Shareholders’ meetings may also be convened by the audit committee. Notice in writing of shareholders’ meetings, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders. If a company adopts a nomination procedure for election of directors in its articles of incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the Company along with relevant information and supporting documents in accordance with the requirements under the ROC Company Act. Under the Company’s articles of incorporation, the Company adopted such nomination procedures for election of all directors.

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

Annual Financial Statements

At least ten days before the annual general meeting, the Company’s annual financial statements, which are prepared in conformity with Taiwan IFRS, must be available at the Company’s principal executive office in Hsinchu, Taiwan for inspection by the shareholders. According to the regulations of the FSC, we are required to publish our annual and quarterly financial statements on a consolidated basis. In addition, the ROC Securities and Exchange Act requests a public company, such as us, publicly announces its audited annual financial report within three months after the close of each fiscal year.

Transfer of the Shares

The transfer of the shares in registered form is effected by endorsement and delivery of the related share certificates but, in order to assert shareholders’ rights against the Company, the transferee must have his name and address registered on the Company’s register of shareholders. Shareholders are required to file their respective specimen seals, also known as chops, with the Company. Chops are official stamps widely used in Taiwan by individuals and other entities to authenticate the execution of official and commercial documents. The settlement of trading in the shares is normally carried out on the book-entry system maintained by the Taiwan Depository & Clearing Corporation.

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

Transfer Restriction

Substantial Shareholders

The ROC Securities and Exchange Act currently requires:

•

each director, manager, or substantial shareholder (that is, a shareholder who holds more than 10% of shares of a company), and their respective spouses, minor children or nominees, to report any change in that person’s shareholding to the issuer of the shares and the FSC; and

•

each director, manager, or substantial shareholder, and their respective spouses, minor children or nominees, after acquiring the status of director, manager, or substantial shareholder for a period of six months, to report his or her intent to transfer any shares on the TWSE to the FSC at least three days before the intended transfer, unless the number of shares to be transferred does not exceed 10,000 shares.

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

•

On May 11, 2020, ChipMOS BVI, Yangtze Memory, Accretech (China), Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amended And Restated Agreement for Sino-Foreign Equity Joint Venture, pursuant to which Shanghai Zuzhu sold and transferred all of the equity interests in Unimos Shanghai to Yangtze Memory.

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

The depositary may, without obtaining further approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including US dollars, in respect of:

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

Dividends

Dividends (whether in the form of cash or common shares) declared by the Company out of retained earnings and distributed to a non-ROC holder are subject to ROC withholding tax, currently at the rate of 21% (unless a preferable tax rate is provided under a tax treaty between the ROC and the jurisdiction where the non-ROC holder is a resident) on the amount of the distribution (in the case of cash dividends) or on the par value of the distributed shares (in the case of stock dividends). The United States does not have an income tax treaty with the ROC. A 10% undistributed earnings tax was imposed on an ROC company for its after-tax earnings generated after January 1, 1998 which were not distributed in the following year. The undistributed earnings tax was reduced to 5% on January 1, 2018. The undistributed earnings tax so paid will further reduce the retained earnings available for future distribution. Furthermore, if and when the Company distributes any dividends in year 2018, for the portion of dividends out of those retained earnings on which the Company had paid the 10% ROC undistributed earnings tax, a credit of up to 5% of such portion of dividends may be offset against the 21% withholding tax imposed on the non-ROC holders. Starting from year 2019, no undistributed earnings tax paid can be offset as a credit against the 21% withholding tax.

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

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Eswatini, Malaysia, North Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada, Poland and Czech Republic. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares issued by ROC companies. A non-ROC holder of our ADSs may or may not be considered as the beneficial owner of our shares for the purposes of such treaties. Accordingly, holders of our ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

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

Distributions

Subject to the “passive foreign investment company” (or “PFIC”) rules discussed below, the amount of any cash distribution (other than in liquidation) that you receive with respect to our ADSs including the amount of any ROC taxes actually withheld therefrom (described above in “—ROC Taxation”) generally will be taxed to a U.S. Holder as dividend income to the extent such distribution does not exceed ChipMOS Taiwan’s current or accumulated earnings and profits (or “E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt by the Depositary. Dividends received by individuals and certain other non-corporate U.S. Holders from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. ChipMOS Taiwan ADSs are traded on an established securities market in the United States, although ChipMOS Taiwan cannot guarantee that its ADSs will be so traded in the future. ChipMOS Taiwan does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future. If we are treated as a qualified foreign corporation, dividends we pay with respect to our ADSs would be eligible for the reduced rates of taxation described in this paragraph. No assurance can be given, however, that the IRS will not disagree and seek to treat ChipMOS Taiwan as a PFIC. If ChipMOS Taiwan were a PFIC with respect to a particular U.S. Holder, dividends received from ChipMOS Taiwan would be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of ChipMOS Taiwan ADSs should consult their own tax advisors regarding the availability of a reduced dividend tax rate in light of their own particular circumstances. To the extent any distribution exceeds ChipMOS Taiwan’s E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in ChipMOS Taiwan ADSs and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ChipMOS Taiwan ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of ChipMOS Taiwan ADSs. However, because ChipMOS Taiwan does not maintain calculations of its E&P under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Because ChipMOS Taiwan is not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by it.

For U.S. foreign tax credit limitation purposes, dividends received on ChipMOS Taiwan ADSs will be treated as foreign source income and will generally constitute “passive category income,” or in the case of certain holders, “general category income.” You may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of ROC taxes actually withheld on dividends paid on ChipMOS Taiwan ADSs. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing U.S. foreign tax credits are complex, and we recommend that you consult your tax advisor regarding the applicability of such rules to you.

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

Passive Foreign Investment Company (PFIC)

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of passive income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. ChipMOS Taiwan does not expect to be a PFIC for its current taxable year or the foreseeable future. However, a company’s PFIC status is a legal and factual determination that must be made annually and thus may be subject to change. If ChipMOS Taiwan were treated as a PFIC, gain realized on the sale, exchange or other disposition of your ChipMOS Taiwan ADSs would in general not be treated as capital gain. Instead, such gain would be allocated ratably over your holding period for the ChipMOS Taiwan ADSs. The amounts allocated to the taxable year of the sale, exchange or other disposition and to any year before ChipMOS Taiwan became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for such year, together with an interest charge on the tax attributable to each such year. If ChipMOS Taiwan were a PFIC for any year during a U.S. Holder’s holding period for ChipMOS Taiwan ADSs, it generally will continue to be treated as a PFIC with respect to the U.S. Holder for all succeeding years during which the U.S. Holder owns the ADSs. Dividends received from ChipMOS Taiwan ADSs will not be eligible for the special tax rates applicable to qualified dividend income for certain non-corporate U.S. Holders if ChipMOS Taiwan is treated as a PFIC with respect to the U.S. Holder, either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income. Further, any distribution in respect of ChipMOS Taiwan ADSs in excess of 125 percent of the average annual distributions on ChipMOS Taiwan ADSs received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be allocated ratably over the U.S. Holder’s holding period for ChipMOS Taiwan ADSs and subject to taxation as described with respect to sales, exchanges or other dispositions above. Certain elections may be available that would result in alternative treatments such as mark-to-market treatment of the ADSs.

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

U.S. Holders who are individuals (and under proposed regulations, certain entities) and who own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the tax year (or more than $75,000 at any time during the tax year) are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets, subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). “Specified foreign financial assets” include securities issued by a non-U.S. issuer (which would include ChipMOS Taiwan ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Individuals who fail to report the required information could be subject to substantial penalties, and such individuals should consult their own tax advisors concerning the application of these rules to their investment in ChipMOS Taiwan ADSs.

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

Interest Rate Risks

As of December 31, 2020, we had aggregate debts outstanding of NT$7,734 million (US$275 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2020, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual interest rate between 0.65% to 1.7895% as of December 31, 2020. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$78 million (US$3 million) based on our outstanding floating rate indebtedness as of December 31, 2020.

As of December 31, 2019 and 2020, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the RMB, the Japanese yen and the US dollar. As of December 31, 2020, 50.1% of our monetary financial assets and 9.8% of our monetary financial liabilities are denominated in the RMB, US dollar and Japanese yen, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$195 million (US$7 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2020. As of December 31, 2019 and 2020, we had no outstanding forward exchange or foreign currency option contracts.

See Note 42 of our audited consolidated financial statements for additional information on financial risk management.

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

Depositary Payment

In 2020, we received US$38.0 thousand from Citi Bank N.A., the Depositary for our ADR program. The table below sets forth details of the amount we received from Citi Bank N.A.

Item	US$ (in thousand)
Reimbursement of Proxy Process Expenses	6.3
Reimbursement of ADR holders identification expenses	6.9
Direct reimbursement to issuer	38.0

Total Payments (1)	51.2

Note:

(1)	Net of U.S. withholding tax.

PART II

Item 13.	Defaults, Dividend, Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Our management, including our President, the principal executive officer and Vice president of the Finance and Accounting Management Center, the principal financial officers, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our management concluded that, our disclosure controls and procedures were effective as of December 31, 2020.

Management’s Annual Report on Internal Control Over Financial Reporting. Management’s Annual Report on Internal Control Over Financial Reporting is set forth below.

Management’s Annual Report on Internal Control Over Financial Reporting

April 20, 2021

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management concludes that our internal control over financial reporting was effective as of December 31, 2020.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.

/s/ Shih-Jye Cheng		/s/ Silvia Su
Name:	Shih-Jye Cheng	Name:	Silvia Su
Title:	Chairman and President	Title:	Vice President, Finance and Accounting Management Center

Changes in Internal Control Over Financial Reporting. During the year ended December 31, 2020, there have been no changes in our internal control over financial reporting that may materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

The table below summarizes the aggregate fees that we paid or accrued for services provided by PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) for the years ended December 31, 2019 and 2020.

	2019	2020
	NT$	NT$
	(In thousands)
Audit Fees	$16,400	$16,400
Audit Related Fees	200	200
Tax Fees	2,900	2,900

Total	$19,500	$19,500

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

Tax Fees. This category includes aggregate fees for respective years for services relating to tax compliance and review.

All non-audit services are pre-approved by our Audit Committee on a case-by-case basis. Accordingly, we have not established any pre-approval policies and procedures.

All audit services performed by PwC Taiwan were pre-approved by the Audit Committee.

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

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

PART III

Item 17.	Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-72.

Item 19.	Exhibits

Exhibits	Description

1.1	Articles of Incorporation of ChipMOS TECHNOLOGIES INC. as amended on June 9, 2020. (English Translation)

2.1	Form of the Deposit Agreement among ChipMOS TECHNOLOGIES INC., Citibank, N.A. and The Holders and Beneficial Owners of American Depositary Shares issued hereunder. (2)

4.1	Syndicated Loan Agreement, dated July 2, 2014, between ChipMOS TECHNOLOGIES INC. and Bank of Taiwan as the lead Arranger. (English Translation) (3)

4.2	Merger Agreement, dated November 12, 2014, between ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. (English Translation) (3)

4.3	Share Subscription Agreement, dated December 11, 2015, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.4	Strategic Alliance Agreement, dated December 11, 2015, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.5	Agreement and Plan of Merger, dated January 21, 2016, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (1)

4.6	Subscriber Joinder Agreement, dated February 25, 2016, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (1)

4.7	Share Subscription Agreement, dated February 25, 2016, between ChipMOS TECHNOLOGIES INC. and Tibet MaoYeChaungXin INVESTMENT CO., LIMITED (English Translation) (1)

4.8	Syndicated Loan Agreement, dated May 16, 2016, between ChipMOS TECHNOLOGIES INC. and, Land Bank of Taiwan Co., Ltd., Bank of Taiwan Co., Ltd. and Taiwan Cooperative Bank Co., Ltd. (English Translation) (4)

4.9	Termination Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES INC. and Tsinghua Unigroup Ltd. (English Translation) (4)

4.10	Termination Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES INC. and Tibet MaoYeChaungXin INVESTMENT CO., LIMITED. (English Translation) (4)

4.11	Equity Interest Transfer Agreement, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd. and ChipMOS TECHNOLOGIES INC. (English Translation) (4)

4.12	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Gongqingcheng Changhou Investment Management Ltd. (English Translation) (4)

4.13	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Accretech (China) Co., Ltd. (English Translation) (4)

4.14	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Chao-Jung Tsai (English Translation) (4)

4.15	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (English Translation) (4)

4.16	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shih-Jye Cheng (English Translation) (4)

Exhibits	Description

4.17	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shou-Kang Chen (English Translation) (4)

4.18	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and David W. Wang (English Translation) (4)

4.19	Agreement for Sino-Foreign Equity Joint Venture, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Investment Management Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.20	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated April 10, 2017, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(6)

4.21	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated November 28, 2017, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(6)

4.22	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 1, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(6)

4.23	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated December 29, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(6)

4.24	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated February 1, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(6)

4.25	Syndicated Loan Agreement, dated May 15, 2018, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation)(6)

4.26	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated June 18, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(7)

4.27	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 8, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(7)

4.28	Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 16, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (7)

4.29	Supplement Agreement to Syndicated Loan Agreement, dated December 23, 2019, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation)(7)

Exhibits	Description

4.30	Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated May 11, 2020, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES INC.

11.1	Code of Ethics and Business Conduct. (English Translation) (4)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) under the Exchange Act.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

(1)	Incorporated by reference to our Registration Statement on Form F-4 (File No. 333-209733), filed on February 26, 2016.
(2)	Incorporated by reference to our Registration Statement on Form F-6/Amendment No. 1 (File No. 333-209736), filed on June 21, 2016.
(3)	Incorporated by reference to the Annual Report on Form 20-F (File No. 0-31106) of ChipMOS TECHNOLOGIES (Bermuda) LTD., filed on April 24, 2015.
(4)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 20, 2017.
(5)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 19, 2018.
(6)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 25, 2019.
(7)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 23, 2020.

We have not included as exhibits certain instruments with respect to our debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned, thereunto duly authorized, in Hsinchu, Taiwan, Republic of China, on April 20, 2021.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principles

As discussed in Notes 45, 46 and 47 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019 and the manner in which it accounts for financial instruments and revenue from contracts with customers in 2018.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition – estimating progress relating to assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping

As described in Notes 4 aa), dd), 24 and 43 e) to the consolidated financial statements, the Company earns revenue from assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping. The Company recognized revenue associated with aforementioned services totalling NT$18,008,651 thousand for the year ended December 31, 2020. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards completion of performance obligation and determine the amount of related revenue. Due to the nature of the work performed, management’s estimation of the progress towards completion of performance obligation is complex and requires significant judgment.

The principal considerations for our determination that performing procedures relating to revenue recognition – estimating progress relating to assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping is a critical audit matter are there was significant judgment made by management in estimating the progress towards completion of performance obligation. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence relating to revenue generated from assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to accounting for revenue generated from aforementioned services, including the controls addressing the completeness and accuracy of the data utilized and the management’s process to recognize and measure such revenue. These procedures also included, among others, (i) validating the reasonableness of total expected input costs incurred on a testing basis relating to aforementioned services, (ii) recalculating management’s estimate of the progress towards completion of performance obligation and (iii) testing the reasonableness of management’s key assumptions to estimate the progress towards completion of performance obligation (including utilizing data from recently completed services to estimate the progress towards completion of performance obligation for in-progress services).

/s/ PricewaterhouseCoopers, Taiwan

Taipei, Taiwan

Republic of China

April 20, 2021

We have served as the Company’s auditor since 2015.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2019 and 2020

	Notes	December 31, 2019	December 31, 2020	December 31, 2020
		NT$000	NT$000	US$000
Assets
Current assets
Cash and cash equivalents	6	4,704,084	4,113,651	146,498
Current financial assets at fair value through profit or loss	7	—	53,120	1,892
Current financial assets at amortized cost	8	168,970	206,482	7,353
Current contract assets	24	377,869	389,016	13,854
Notes receivable, net		765	599	21
Accounts receivable, net	9	4,452,904	5,364,156	191,031
Accounts receivable – related parties, net		1,045	—	—
Other receivables		89,676	51,436	1,832
Other receivables – related parties		2,948	—	—
Current tax assets		138,941	—	—
Inventories	10	1,767,642	2,102,075	74,860
Prepayments		57,502	75,568	2,691

		11,762,346	12,356,103	440,032

Non-current assets
Non-current financial assets at fair value through profit or loss	7	11,038	10,368	369
Non-current financial assets at fair value through other comprehensive income	11	121,808	262,007	9,331
Non-current financial assets at amortized cost	8,37	68,450	48,319	1,721
Investments accounted for using equity method	12	3,392,910	3,271,677	116,513
Property, plant and equipment, net	13,37	17,979,444	17,994,686	640,836
Right-of-use assets	14	687,068	859,069	30,594
Deferred tax assets	32	194,552	185,691	6,613
Refundable deposits		21,145	21,186	754
Other non-current assets		67,126	71,708	2,554

		22,543,541	22,724,711	809,285

Total assets		34,305,887	35,080,814	1,249,317

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2019 and 2020

	Notes	December 31, 2019	December 31, 2020	December 31, 2020
		NT$000	NT$000	US$000
Liabilities
Current liabilities
Current contract liabilities	24	1,231	—	—
Notes payable		—	2,899	103
Accounts payable	15	819,548	966,821	34,431
Other payables	16	2,977,036	3,249,403	115,719
Current tax liabilities		386,832	580,430	20,671
Current provisions	44	1,998	3,463	123
Current lease liabilities	35	24,567	132,549	4,721
Receipts in advance		988	10,790	384
Long-term bank loans, current portion	17,35,37	748,419	748,353	26,651
Current refund liabilities	44	26,000	9,864	351
Other current liabilities		32,242	21,059	750

		5,018,861	5,725,631	203,904

Non-current liabilities
Long-term bank loans	17,35,37	8,293,226	6,985,212	248,761
Deferred tax liabilities	32	309,129	310,427	11,055
Non-current lease liabilities	35	668,384	737,946	26,280
Long-term deferred revenue		—	72,438	2,580
Net defined benefit liability, non-current	18	480,107	511,651	18,221
Guarantee deposits	35	1,095	21,670	772
Other non-current liabilities		4,500	—	—

		9,756,441	8,639,344	307,669

Total liabilities		14,775,302	14,364,975	511,573

Equity
Equity attributable to equity holders of the Company
Capital stock	20	7,272,401	7,272,401	258,989
Capital surplus	21	6,050,787	6,050,787	215,484
Retained earnings	22
Legal reserve		1,579,478	1,837,894	65,452
Special reserve		—	19,802	705
Unappropriated retained earnings		4,651,215	5,401,569	192,364
Other equity interest	23
Financial statements translation differences of foreign operations		(89,682)	(61,330)	(2,184)
Unrealized gain on valuation of financial assets at fair value through other comprehensive income		66,386	194,716	6,934

Total equity		19,530,585	20,715,839	737,744

Total liabilities and equity		34,305,887	35,080,814	1,249,317

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2018, 2019 and 2020

	Notes	2018	2019	2020	2020
		NT$000	NT$000	NT$000	US$000
Revenue	24,43	18,480,027	20,337,881	23,011,381	819,493
Cost of revenue	10,30,31	(15,050,032)	(16,411,742)	(17,979,208)	(640,285)

Gross profit		3,429,995	3,926,139	5,032,173	179,208
Sales and marketing expenses	30,31	(53,451)	(56,076)	(56,978)	(2,029)
General and administrative expenses	30,31	(485,068)	(498,241)	(528,759)	(18,830)
Research and development expenses	30,31	(939,269)	(1,007,631)	(1,015,512)	(36,165)
Other income (expenses), net	25	147,514	92,928	135,578	4,828

Operating profit	43	2,099,721	2,457,119	3,566,502	127,012
Interest income	26,43	49,971	64,368	27,778	989
Other income	27	8,390	10,759	21,157	753
Other gains and losses	28	114,709	(148,414)	(323,267)	(11,512)
Finance costs	29	(190,248)	(180,262)	(171,482)	(6,107)
Share of loss of associates and joint ventures accounted for using equity method	43	(300,101)	(154,926)	(147,329)	(5,247)
Gain on disposal of investment accounted for using equity method	12	—	973,609	—	—

Profit before income tax		1,782,442	3,022,253	2,973,359	105,888
Income tax expense	32	(456,618)	(513,679)	(594,381)	(21,167)

Profit for the year		1,325,824	2,508,574	2,378,978	84,721

Other comprehensive income (loss):
(Loss) profit on remeasurements of defined benefit plans	18	(59,961)	20,916	(51,990)	(1,851)
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	11	85,022	(52,549)	140,199	4,993
Share of other comprehensive (loss) income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss		(2,687)	5,732	23,143	824
Income tax effect on components that will not be reclassified to profit or loss	32	(4,126)	2,833	(24,396)	(869)

Net other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		18,248	(23,068)	86,956	3,097

Exchange differences on translation of foreign operations	23	(51,077)	(104,198)	28,352	1,010

Net other comprehensive (loss) income that will be reclassified to profit or loss in subsequent periods		(51,077)	(104,198)	28,352	1,010

Other comprehensive (loss) income for the year, net of income tax		(32,829)	(127,266)	115,308	4,107

Total comprehensive income for the year, net of income tax		1,292,995	2,381,308	2,494,286	88,828

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

Years Ended December 31, 2018, 2019 and 2020

	Notes	2018		2019		2020		2020
		NT$000		NT$000		NT$000		US$000
Earnings per share — basic	33	NT$	1.65	NT$	3.45	NT$	3.27	US$	0.12

Earnings per share — diluted	33	NT$	1.63	NT$	3.40	NT$	3.23	US$	0.11

Earnings per equivalent ADS — basic		NT$	33.03	NT$	69.00	NT$	65.42	US$	2.33

Earnings per equivalent ADS — diluted		NT$	32.59	NT$	68.06	NT$	64.57	US$	2.30

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years Ended December 31, 2018, 2019 and 2020

	Equity attributable to equity holder of the Company
			Retained earnings		Other equity interest
	Capital stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Unrealized gain (loss) on valuation of available-for-sale financial assets	Unearned employee awards	Treasury stock	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2018	8,862,971	6,271,448	1,166,517	2,815,966	65,593	—	678	(54,570)	(1,007,654)	18,120,949
Effects on initial application of IFRS 9 and IFRS 15	—	—	—	65,050	—	42,843	(678)	—	—	107,215

Balance at January 1, 2018 (Adjusted)	8,862,971	6,271,448	1,166,517	2,881,016	65,593	42,843	—	(54,570)	(1,007,654)	18,228,164

Profit for the year	—	—	—	1,325,824	—	—	—	—	—	1,325,824
Other comprehensive (loss) income	—	—	—	(45,807)	(51,077)	64,055	—	—	—	(32,829)

Total comprehensive income (loss) for the year (Note 23)	—	—	—	1,280,017	(51,077)	64,055	—	—	—	1,292,995

Appropriation of prior year’s earnings:
Legal reserve (Note 22)	—	—	302,653	(302,653)	—	—	—	—	—	—
Cash dividends (Note 22)	—	—	—	(256,806)	—	—	—	—	—	(256,806)
Restricted shares (Note 19)	(4,948)	(7,967)	—	1,089	—	—	—	52,869	—	41,043
Capital reduction	(1,329,446)	72	—	—	—	—	—	—	45,151	(1,284,223)

Balance at December 31, 2018	7,528,577	6,263,553	1,469,170	3,602,663	14,516	106,898	—	(1,701)	(962,503)	18,021,173

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years Ended December 31, 2018, 2019 and 2020

	Equity attributable to equity holder of the Company
			Retained earnings		Other equity interest
	Capital Stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Unearned employee awards	Treasury stock	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2019	7,528,577	6,263,553	1,469,170	3,602,663	14,516	106,898	(1,701)	(962,503)	18,021,173
Profit for the year	—	—	—	2,508,574	—	—	—	—	2,508,574
Other comprehensive income (loss)	—	—	—	17,372	(104,198)	(40,440)	—	—	(127,266)

Total comprehensive income (loss) for the year (Note 23)	—	—	—	2,525,946	(104,198)	(40,440)	—	—	2,381,308

Appropriation of prior year’s earnings:
Legal reserve (Note 22)	—	—	110,308	(110,308)	—	—	—	—	—
Cash dividends (Note 22)	—	—	—	(872,718)	—	—	—	—	(872,718)
Restricted shares (Note 19)	(477)	(412)	—	10	—	—	1,701	—	822
Cancellation of treasury stock (Note 20)	(255,699)	(212,354)	—	(494,450)	—	—	—	962,503	—
Disposal of investment accounted for using equity method (Note 23)	—	—	—	72	—	(72)	—	—	—

Balance at December 31, 2019	7,272,401	6,050,787	1,579,478	4,651,215	(89,682)	66,386	—	—	19,530,585

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years Ended December 31, 2018, 2019 and 2020

	Equity attributable to equity holder of the Company
			Retained earnings			Other equity interest
	Capital stock	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2020	7,272,401	6,050,787	1,579,478	—	4,651,215	(89,682)	66,386	19,530,585
Profit for the year	—	—	—	—	2,378,978	—	—	2,378,978
Other comprehensive (loss) income	—	—	—	—	(41,374)	28,352	128,330	115,308

Total comprehensive income (loss) for the year (Note 23)	—	—	—	—	2,337,604	28,352	128,330	2,494,286

Appropriation of prior year’s earnings:
Legal reserve (Note 22)	—	—	258,416	—	(258,416)	—	—	—
Special reserve (Note 22)	—	—	—	19,802	(19,802)	—	—	—
Cash dividends (Note 22)	—	—	—	—	(1,309,032)	—	—	(1,309,032)

Balance at December 31, 2020	7,272,401	6,050,787	1,837,894	19,802	5,401,569	(61,330)	194,716	20,715,839

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2018, 2019 and 2020

	Notes	2018	2019	2020	2020
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before income tax		1,782,442	3,022,253	2,973,359	105,888
Adjustments to reconcile profit (loss)
Depreciation expenses	13,14,30,43	3,376,579	3,731,914	4,175,519	148,701
Expected (reversal of) credit losses		348	(806)	264	10
Interest expense	29,43	152,416	171,075	162,400	5,783
Interest income	26,43	(49,971)	(64,368)	(27,778)	(989)
Dividend income	27	(571)	(585)	(3,229)	(115)
Share-based payments	19,31	41,043	822	—	—
Share of loss of associates and joint ventures accounted for using equity method	43	300,101	154,926	147,329	5,247
Gain on valuation of financial assets at fair value through profit or loss	7,28	(1,485)	(1,317)	(24,015)	(855)
Gain on disposal of property, plant and equipment, net	25	(14,274)	(20,271)	(48,070)	(1,712)
Insurance compensation income	25	(147)	(10,435)	—	—
Impairment loss on property, plant and equipment	13,25	—	9,938	—	—
Gain on disposal of investment accounted for using equity method	12	—	(973,609)	—	—
Deferred revenue		(42,857)	(12,279)	(10,143)	(361)
Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		1,447	1,750	(28,435)	(1,013)
Current contract assets		(44,858)	(78,013)	(11,150)	(397)
Accounts and notes receivable		(733,695)	294,409	(911,355)	(32,456)
Accounts receivable – related parties		(129)	(905)	1,045	37
Other receivables		5,238	(8,082)	13,529	482
Other receivables – related parties		16,317	12,437	4,923	175
Inventories		(58,101)	11,193	(334,433)	(11,910)
Prepayments		46,781	(4,333)	(10,485)	(373)
Other non-current assets		6,914	6,914	6,337	226
Current contract liabilities		280	(201)	(1,231)	(44)
Accounts and notes payable		(50,689)	182,277	170,172	6,060
Accounts payable – related parties		121	(347)	—	—
Other payables		(301,711)	331,207	112,151	3,994
Other payables – related parties		182	(218)	—	—
Current provisions		(27,803)	(27,354)	1,465	52
Current refund liabilities		(37,529)	(6,627)	(16,136)	(575)
Other current liabilities		(475)	1,442	(11,183)	(398)
Net defined benefit liability, non-current		(17,722)	(19,742)	(20,446)	(728)

Cash generated from operations		4,348,192	6,703,065	6,310,404	224,729
Interest received		48,590	67,105	32,817	1,169
Dividends received		6,184	20,585	23,229	827
Interest paid		(154,307)	(171,149)	(150,135)	(5,346)
Income tax paid		(119,473)	(637,169)	(276,079)	(9,832)

Net cash generated from operating activities		4,129,186	5,982,437	5,940,236	211,547

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2018, 2019 and 2020

	Notes	2018	2019	2020	2020
		NT$000	NT$000	NT$000	US$000
Cash flows from investing activities
(Increase) decrease in financial assets at amortized cost		(198,030)	30,851	(17,381)	(619)
Proceeds from insurance compensation		147	10,435	—	—
Acquisition of investments accounted for using equity method	36	(794,694)	—	—	—
Proceeds from disposal of investment accounted for using equity method	12	—	1,180,179	—	—
Acquisition of property, plant and equipment	34	(4,154,198)	(5,440,621)	(3,961,026)	(141,062)
Proceeds from disposal of property, plant and equipment		18,160	21,434	87,107	3,102
(Increase) decrease in refundable deposits		(664)	861	(41)	(1)
Increase in other non-current assets		—	(45,480)	(10,919)	(388)
Increase in long-term deferred revenue		—	4,500	85,909	3,059
Proceeds from capital reduction of investment in associate		—	—	17,000	605

Net cash used in investing activities		(5,129,279)	(4,237,841)	(3,799,351)	(135,304)

Cash flows from financing activities	35
Proceeds from short-term bank loans		1,053,202	834,955	151,071	5,380
Payments on short-term bank loans		(2,022,555)	(834,955)	(151,071)	(5,380)
Payment on lease liabilities		—	(48,161)	(84,928)	(3,024)
Proceeds from long-term bank loans		12,663,550	—	4,429,593	157,749
Payments on long-term bank loans		(12,553,300)	(756,450)	(5,756,450)	(205,002)
(Decrease) increase in guarantee deposits		(279)	3	575	20
Cash dividend paid	22	(256,806)	(872,718)	(1,309,032)	(46,618)
Payments on capital reduction		(1,284,223)	—	—	—

Net cash used in financing activities		(2,400,411)	(1,677,326)	(2,720,242)	(96,875)

Net (decrease) increase in cash and cash equivalents		(3,400,504)	67,270	(579,357)	(20,632)
Effect of foreign exchange rate changes		7,312	(5,708)	(11,076)	(394)
Cash and cash equivalents at beginning of year	6	8,035,714	4,642,522	4,704,084	167,524

Cash and cash equivalents at end of year	6	4,642,522	4,704,084	4,113,651	146,498

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2018, 2019 and 2020

1.	Corporate and group information

ChipMOS TECHNOLOGIES INC. (the “Company” or “ChipMOS Taiwan”) was incorporated in the Republic of China (“ROC”) on July 28, 1997. The Company and its subsidiaries (collectively referred herein as the “Group”) are primarily engaged in the research, development, manufacturing and sale of high-integration and high-precision integrated circuits and related assembly and testing services. On April 11, 2014, the Company’s shares were listed on the Taiwan Stock Exchange (“TWSE”). On November 1, 2016, the Company’s American Depositary Shares (“ADSs”) were listed on the NASDAQ Global Select Market and traded under the ticker symbol “IMOS”.

2.	The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on April 20, 2021.

3.

Application of new and revised International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC”) Interpretations and Standing Interpretations Committee (“SIC”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”)

a)	Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 1 and IAS 8, “Disclosure Initiative — Definition of Material”	January 1, 2020
Amendments to IFRS 3, “Definition of a Business”	January 1, 2020
Amendments to IFRS 9, IAS 39 and IFRS 7, “Interest Rate Benchmark Reform”	January 1, 2020
Amendment to IFRS 16, “Covid-19-Related Rent Concessions”	June 1, 2020

Based on the Group’s assessment, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance.

b)	New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 4, “Extension of the Temporary Exemption from Applying IFRS 9”	January 1, 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, “Interest Rate Benchmark Reform-Phase 2”	January 1, 2021
Amendments to IFRS 3, “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 17, “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17, “Insurance Contracts”	January 1, 2023
Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1, “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8, “Definition of Accounting Estimates”	January 1, 2023

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 16, “Property, Plant and Equipment: Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37, “Onerous Contracts—Cost of Fulfilling a Contract”	January 1, 2022
Annual Improvements to IFRS Standards 2018–2020	January 1, 2022

Based on the Group’s assessment, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance.

4.	Summary of significant accounting policies

The significant accounting policies applied in the preparation of these accompanying consolidated financial statements are set out below. These policies have been consistently applied during the reported periods, unless otherwise stated.

a)	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with IFRSs as issued by the IASB.

b)	Basis of preparation

(a)	Except for the following items, the consolidated financial statements have been prepared under the historical cost convention:

i)	Financial assets at fair value through profit or loss (including derivative instruments).

ii)	Financial assets at fair value through other comprehensive income.

iii)	Defined benefit liabilities were recognized based on the net amount of pension fund assets less the present value of benefit obligation.

(b)

The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 dd).

(c)	These consolidated financial statements are presented in New Taiwan dollars (“NT$”), which is the Company’s functional currency.

(d)

The initial adoption of IFRS 16 “Lease” (“IFRS 16”) is effective on January 1, 2019. The Group has elected to apply IFRS 16 by not restating the comparative information (referred herein as the “simplified retrospective approach”). Please refer to Note 45 for details of the application of IFRS 16.

c)	Basis of consolidation

(a)	Basis for preparation of consolidated financial statements:

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

December 31, 2018, 2019 and 2020

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

(b)	Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%)
				December 31,
Name of investor	Name of investee	Main business	Location	2019	2020	Note
The Company	ChipMOS U.S.A., Inc. (“ChipMOS USA”)	Marketing of semiconductors and electronic related products	San Jose, USA	100	100
The Company	ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”)	Holding company	British Virgin Islands	100	100
ChipMOS BVI	ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”)	Marketing of semiconductors and electronic related products	Shanghai, People’s Republic of China (“PRC”)	—	100	Note

Note: In order to maintain and develop market in the PRC, the Group invested and established the subsidiary, ChipMOS Shanghai on April 8, 2020 and then included it in the consolidated financial statements.

(c)	Subsidiaries not included in the consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different statements of financial position dates: Not applicable.

(e)	No significant restrictions on the ability of subsidiaries to transfer funds to parent company.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

d)	Foreign currency translation

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

e)	Classification of current and non-current assets and liabilities

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

December 31, 2018, 2019 and 2020

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

All liabilities that do not meet the above criteria are classified as non-current liabilities.

f)	Cash equivalents

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

g)	Financial assets at fair value through profit or loss

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

h)	Financial assets at fair value through other comprehensive income

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

i)	Financial assets at amortized cost

(a)	Financial assets at amortized cost are those that meet all of the following criteria:

i)	The objective of the Group’s business model is achieved by collecting contractual cash flows.

ii)	The financial assets’ contractual cash flows represent solely payments of principal and interest.

(b)	The Group’s time deposits which do not fall under cash equivalents are those with a short maturity period and are measured at initial investment amount as the effect of discounting is immaterial.

j)	Accounts and notes receivable

(a)	Accounts and notes receivable entitle the Group a legal right to receive consideration in exchange for transferred goods or rendered services.

(b)	The short-term accounts and notes receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

k)	Impairment of financial assets

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

l)	Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to receive the cash flows from the financial asset have expired.

m)	Inventories

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

n)	Investments accounted for using equity method – associates

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

December 31, 2018, 2019 and 2020

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

o)	Property, plant and equipment

(a)	Property, plant and equipment are initially recorded at cost. Borrowing costs incurred during the construction period are capitalized.

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

December 31, 2018, 2019 and 2020

Buildings	5 to 51 years
Machinery and equipment	2 to 8 years
Tools	2 to 4 years
Others	2 to 6 years

p)	Leasing arrangements (lessee) - right-of-use assets / lease liabilities

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

q)	Impairment of non-financial assets

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

r)	Loans

Loans comprise long-term and short-term bank loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in profit or loss over the period of the loans using the effective interest method.

s)	Accounts and notes payable

(a)	Accounts payable are liabilities for purchases of raw materials, goods or services and notes payable are those resulting from operating and non-operating activities.

(b)	The short-term accounts and notes payable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

t)	Derecognition of financial liabilities

A financial liability is derecognized when the obligation specified in the contract is either discharged or cancelled or expires.

u)	Provisions for deficiency compensation

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

December 31, 2018, 2019 and 2020

(d)	Employees’ compensation and directors’ remuneration

Employees’ compensation and directors’ remuneration are recognized as expenses and liabilities, provided that such recognition is required under legal obligation or constructive obligation and those amounts can be reliably estimated. Any difference between the resolved amounts and the subsequently actual distributed amounts is accounted for as changes in estimates. If employee compensation is paid by shares, the Company calculates the number of shares based on the closing price at the previous day of the board meeting resolution.

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

(c)

Deferred tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated statements of financial position. However, the deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted at the statements of financial position date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

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

y)	Capital stock

(a)	Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares in net proceeds of tax are shown in equity as a deduction.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

(b)

The progress towards completion on assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors (“LCDD”) and Bumping are measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. The Group provides assembly and testing services based on customer’s specification, thus, the input costs incurred to assembly and testing volume completed in testing services are not linear over the duration of these services. Customer payment on assembly and testing services is based on predetermined payment schedule. A contract asset is recognized when the Group provides services in excess of customer’s payment.

bb)	Government grants

Government grants are recognized at their fair value only when there is reasonable assurance that the Group will comply with any conditions attached to the grants will be received. Government grants are recognized in profit or loss on a systematic basis over the periods in which the Group recognizes expenses for the related costs for which the grants are intended to compensate. Government grants related to property, plant and equipment are recognized as non-current liabilities and are amortized to profit or loss over the estimated useful lives of the related assets using straight-line method.

cc)	Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The Group’s chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chairman of the Board of Directors that makes strategic decisions.

dd)	Critical accounting judgments, estimates and key sources of assumption uncertainty

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

Critical accounting estimates and assumptions — Revenue recognition

The Group recognizes revenue from services for assembly, LCDD and Bumping based on the progress towards completion of performance obligation during the service period. The Group estimates total expected input costs based on historical experience and measures the progress towards completion by the actual input costs relative to the total expected input costs.

5.	Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2020, which was NT$28.08 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

6.	Cash and cash equivalents

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Cash on hand and petty cash	470	470
Checking accounts and demand deposits	915,134	2,609,421
Time deposits	3,788,480	1,503,760

	4,704,084	4,113,651

a)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)	No cash and cash equivalents of the Group were pledged to others.

7.	Financial assets at fair value through profit or loss

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Current:
Financial assets mandatorily measured at fair value through profit or loss
Listed stocks	—	46,512
Valuation adjustment	—	6,608

	—	53,120

Non-current:
Financial assets mandatorily measured at fair value through profit or loss
Foreign partnership interests	10,940	10,940
Valuation adjustment	98	(572)

	11,038	10,368

a)	Amounts recognized in profit or loss in relation to the financial assets at fair value through profit or loss are listed below:

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Financial assets mandatorily measured at fair value through profit or loss
Beneficiary certificates*	1,396	1,750	18,077
Listed stocks	—	—	6,608
Foreign partnership interests	38	(433)	(670)
Derivative instruments	51	—	—

	1,485	1,317	24,015

*

Beneficiary certificates represent money market funds the Company held during the reporting period. As of December 31, 2019 and 2020, there were no beneficiary certificates classified as current financial assets at fair value through profit or loss (“FVTPL”).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

b)	No financial assets at FVTPL were pledged to others.

c)	Information relating to price risk of financial assets at FVTPL is provided in Note 42.

8.	Financial assets at amortized cost

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Current:
Time deposits	168,970	206,482

Non-current:
Restricted bank deposits	68,450	48,319

a)	Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Interest income	920	4,467	2,206

b)

Without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group is the carrying amount at the end of each reporting period.

c)	Information about the financial assets at amortized cost that were pledged to others as collateral is provided in Note 37.

d)	Information relating to credit risk of financial assets at amortized cost is provided in Note 42.

9.	Accounts receivable

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Accounts receivable	4,454,255	5,365,776
Less: Loss allowance	(1,351)	(1,620)

	4,452,904	5,364,156

a)

The Group’s credit term granted to customers is 30~90 days. Receivables do not bear interest. The loss allowance is determined based on the credit quality of customers. Information relating to credit risk is provided in Note 42.

b)	The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Current	4,440,081	5,272,208
Within 1 month	13,733	93,568
1 – 2 months	441	—

	4,454,255	5,365,776

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

c)

As of December 31, 2019 and 2020, accounts receivable were all from contracts with customers. And as of January 1, 2019, the balance of accounts receivable from contracts with customers was NT$4,745,693 thousand.

d)

Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’s maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.

e)	No accounts receivable of the Group were pledged to others.

10.	Inventories

	December 31, 2019
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	1,831,140	(63,498)	1,767,642

	December 31, 2020
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	2,181,890	(79,815)	2,102,075

The cost of inventories recognized as an expense for the year:

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Cost of revenue	15,057,605	16,372,032	17,957,568
Loss on abandonment	5,497	12,369	5,323
Allowance for (reversal of ) inventory valuation and obsolescence loss	(13,070)	27,341	16,317

	15,050,032	16,411,742	17,979,208

a)	Reversal of allowance for inventory valuation and obsolescence loss was recognized due to the change in net realizable market value.

b)	No inventories of the Group were pledged to others.

11.	Non-current financial assets at fair value through other comprehensive income

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Designation of equity instruments
Foreign unlisted stocks	38,534	38,534
Valuation adjustment	83,274	223,473

	121,808	262,007

a)	Based on the Group’s business model, the foreign unlisted stocks held for strategic investments were elected to classify as “Financial assets at fair value through other comprehensive income”.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

As of December 31, 2019 and 2020, the fair value of aforementioned investments is the carrying amount at the end of each reporting period.

b)	Amounts recognized in other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Financial assets at fair value through other comprehensive income
Foreign unlisted stocks	85,022	(52,549)	140,199

c)	No financial assets at fair value through other comprehensive income were pledged to others.

d)	Information about fair value measurement is provided in Note 42 b).

12.	Investments accounted for using equity method

	December 31, 2019	December 31, 2020
	NT$000	NT$000
JMC ELECTRONICS CO., LTD. (“JMC”)	249,793	250,769
Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”)	3,143,117	3,020,908

	3,392,910	3,271,677

a)	The basic information and summarized financial information of the associate that are material to the Group are as follows:

(a)	Basic information

		Shareholding ratio
Company name	Principal place of business	December 31, 2019	December 31, 2020	Nature of relationship	Method of measurement
Unimos Shanghai	Shanghai, PRC	45.02%	45.02%	Strategic Investee	Equity method

(b)	Summarized financial information

Statement of financial position

	Unimos Shanghai
	December 31, 2019	December 31, 2020
	NT$000	NT$000
Current assets	3,042,377	2,438,725
Non-current assets	3,499,819	3,905,089
Current liabilities	(459,502)	(618,949)
Non-current liabilities	(448,929)	(248,583)

Total net assets	5,633,765	5,476,282

Share in associate’s net assets	2,536,558	2,465,651
Depreciable assets	584,441	533,139
Goodwill	22,118	22,118

Carrying amount of the associate	3,143,117	3,020,908

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

Statement of comprehensive income

	Unimos Shanghai
	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Revenue	1,334,196	1,584,648	1,739,880

Loss for the year from continuing operations	(629,303)	(352,008)	(246,220)
Other comprehensive income, net of income tax	—	—	—

Total comprehensive loss	(629,303)	(352,008)	(246,220)

Dividends received from the associate	—	—	—

b)	The carrying amount of the Group’s interests in all individually immaterial associates and the Group’s share of the operating results are summarized below:

As of December 31, 2019 and 2020, the carrying amount of the Group’s individually immaterial associates amounted to NT$249,793 thousand and NT$250,769 thousand, respectively.

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Profit for the year from continuing operations	41,933	63,838	14,833
Other comprehensive (loss) income, net of income tax	(2,687)	5,732	23,143

Total comprehensive income	39,246	69,570	37,976

c)	JMC has quoted market prices. As of December 31, 2019 and 2020, the fair value was NT$807,000 thousand and NT$454,010 thousand, respectively.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

13.	Property, plant and equipment, net

	2018
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	452,738	9,809,970	45,778,207	4,004,703	2,624,083	968,719	63,638,420
Accumulated depreciation and impairment	—	(5,890,884)	(36,964,480)	(3,314,234)	(2,203,511)	—	(48,373,109)

	452,738	3,919,086	8,813,727	690,469	420,572	968,719	15,265,311

January 1	452,738	3,919,086	8,813,727	690,469	420,572	968,719	15,265,311
Additions	—	247,186	2,445,313	591,229	172,652	1,489,190	4,945,570
Disposals	—	—	(904)	(11,745)	(2,067)	—	(14,716)
Reclassifications	—	199,724	1,154,663	7,604	26,026	(1,388,017)	—
Depreciation expenses	—	(457,265)	(2,180,718)	(535,378)	(203,218)	—	(3,376,579)
Exchange adjustment	—	—	12	—	23	—	35

December 31	452,738	3,908,731	10,232,093	742,179	413,988	1,069,892	16,819,621

December 31
Cost	452,738	10,254,531	48,274,171	4,402,711	2,610,893	1,069,892	67,064,936
Accumulated depreciation and impairment	—	(6,345,800)	(38,042,078)	(3,660,532)	(2,196,905)	—	(50,245,315)

	452,738	3,908,731	10,232,093	742,179	413,988	1,069,892	16,819,621

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	2020
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	452,738	10,821,972	51,244,512	5,008,321	1,937,755	936,389	70,401,687
Accumulated depreciation and impairment	—	(6,726,043)	(40,081,391)	(4,111,845)	(1,502,964)	—	(52,422,243)

	452,738	4,095,929	11,163,121	896,476	434,791	936,389	17,979,444

January 1	452,738	4,095,929	11,163,121	896,476	434,791	936,389	17,979,444
Additions	—	132,572	592,565	409,832	142,776	2,855,870	4,133,615
Disposals	—	—	(8,940)	(3,121)	(7,297)	—	(19,358)
Reclassifications	—	258,421	2,336,238	398,798	159,195	(3,152,652)	—
Depreciation expenses	—	(394,636)	(2,734,667)	(749,624)	(220,066)	—	(4,098,993)
Exchange adjustment	—	—	(20)	—	(2)	—	(22)

December 31	452,738	4,092,286	11,348,297	952,361	509,397	639,607	17,994,686

December 31
Cost	452,738	11,212,129	53,246,474	5,451,547	2,185,299	639,607	73,187,794
Accumulated depreciation and impairment	—	(7,119,843)	(41,898,177)	(4,499,186)	(1,675,902)	—	(55,193,108)

	452,738	4,092,286	11,348,297	952,361	509,397	639,607	17,994,686

a)	Amount of borrowing costs capitalized as part of property, plant and equipment and the range of the interest rates for such capitalization are as follows:

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Amount of interest capitalized	18,542	15,114	9,762
Range of the interest rates for capitalization	1.7582%	1.7822%	1.4909%

b)	Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 37.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

14.	Leasing arrangements - lessee

a)

The Group leases various assets, including land, buildings, machinery and equipment, and others. Lease agreements are typically made for periods of 2 to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b)	The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	December 31, 2019	December 31, 2020
	Carrying amount	Carrying amount
	NT$000	NT$000
Land	669,967	636,261
Buildings	15,043	19,044
Machinery and equipment	—	203,249
Others	2,058	515

	687,068	859,069

	Year ended December 31,
	2019	2020
	Depreciation expenses	Depreciation expenses
	NT$000	NT$000
Land	22,657	20,938
Buildings	7,113	7,819
Machinery and equipment	4,520	46,225
Others	1,809	1,544

	36,099	76,526

c)	For the years ended December 31, 2019 and 2020, additions to right-of-use assets were NT$11,183 thousand and NT$261,798 thousand, respectively.

d)	The information on profit or loss accounts relating to lease contracts is as follows:

	Year ended December 31,
	2019	2020
	NT$000	NT$000
Items affecting profit or loss
Interest expense on lease liabilities	14,349	13,442
Expense on short-term lease contracts	230,589	202,782

e)	For the years ended December 31, 2019 and 2020, the Group’s total cash outflow for leases were NT$273,709 thousand and NT$274,727 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

15.	Accounts payable

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Accounts payable	419,520	766,805
Estimated accounts payable	400,028	200,016

	819,548	966,821

16.	Other payables

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Payables to contractors and equipment suppliers	972,770	1,145,359
Employees’ compensation payable	338,356	332,080
Salaries and bonuses payable	741,027	788,720
Pension payable	31,009	15,159
Directors’ remuneration payable	16,918	16,604
Interest payable	889	1,958
Other expense payable	876,067	949,523

	2,977,036	3,249,403

17.	Long-term bank loans

Type of loans	Period and payment term	December 31, 2019	December 31, 2020
		NT$000	NT$000
Syndicated bank loan	Borrowing period is from May 30, 2018 to May 30, 2023; interest is repayable monthly; principal is repayable semi-annually from November 30, 2018	9,066,000	3,310,000
Government granted bank loans	Borrowing period is from March 11, 2020 to February 15, 2030; interest is repayable monthly; principal is repayable monthly from March 15, 2023	—	4,505,000
Less: Fee on syndicated bank loan		(24,355)	(17,223)
Less: Unamortized interest on government granted bank loans		—	(64,212)
Less: Current portion (fee included)		(748,419)	(748,353)

		8,293,226	6,985,212

Interest rate range		1.7895%	0.65%~1.7895%

Unused credit lines of long-term NT$000		1,800,000	11,239,000

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

a)

On January 1, 2019, Ministry of Economic Affairs, ROC (“MOEA”) implemented the “Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan” and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January and March 2020 with the line of credit amounted to NT$12.144 billion and terms from seven to ten years. Funding from these loans was used to invest in machineries, equipment and plant expansions and broaden the Company’s working capital.

b)

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

c)	Information about the items related to the long-term bank loans that are pledged to others as collaterals is provided in Note 37.

18.	Pensions

a)	Defined Benefit Plans

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

(a)	The amounts recognized in the statements of financial position are as follows:

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Present value of defined benefit obligations	(901,159)	(943,391)
Fair value of plan assets	421,052	431,740

Net defined benefit liability	(480,107)	(511,651)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

(b)	Movements in net defined benefit liability are as follows:

	2018
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(838,543)	360,017	(478,526)
Current services cost	(382)	—	(382)
Interest (expense) income	(14,429)	6,291	(8,138)

	(853,354)	366,308	(487,046)

Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	8,145	8,145
Financial assumption movement effect	(56,934)	—	(56,934)
Experience adjustments	(11,172)	—	(11,172)

	(68,106)	8,145	(59,961)

Pension fund contribution	—	26,242	26,242
Paid pension	11,379	(11,379)	—

December 31	(910,081)	389,316	(520,765)

	2019
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(910,081)	389,316	(520,765)
Current services cost	(332)	—	(332)
Interest (expense) income	(11,170)	4,831	(6,339)

	(921,583)	394,147	(527,436)

Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	12,601	12,601
Financial assumption movement effect	(27,993)	—	(27,993)
Experience adjustments	36,308	—	36,308

	8,315	12,601	20,916

Pension fund contribution	—	26,413	26,413
Paid pension	12,109	(12,109)	—

December 31	(901,159)	421,052	(480,107)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	2020
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(901,159)	421,052	(480,107)
Current services cost	(263)	—	(263)
Interest (expense) income	(8,835)	4,171	(4,664)

	(910,257)	425,223	(485,034)

Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	12,568	12,568
Financial assumption movement effect	(57,180)	—	(57,180)
Experience adjustments	(7,378)	—	(7,378)

	(64,558)	12,568	(51,990)

Pension fund contribution	—	25,373	25,373
Paid pension	31,424	(31,424)	—

December 31	(943,391)	431,740	(511,651)

(c)

The Bank of Taiwan was commissioned to manage the fund of the Company’s defined benefit pension plan in accordance with the fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings are less than aforementioned rates, government shall make payment for the deficit after being authorized by the authority. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of the fair value of plan asset in accordance with IAS 19 “Employee Benefits” paragraph 142. The composition of fair value of plan assets as of December 31, 2019 and 2020 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

(d)	The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2019	2020
Discount rate	1.00%	0.50%

Future salary increase	3.50%	3.50%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

Because the main actuarial assumption changed, the present value of defined benefit obligations is affected. The analysis was as follows:

	Discount rate		Future salary increase
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2019
Effect on present value of defined benefit obligations	(27,993)	29,284	28,501	(27,407)

December 31, 2020
Effect on present value of defined benefit obligations	(29,114)	30,434	29,471	(28,365)

The sensitivity analysis above is based on a change in an assumption while holding all other assumptions constant. In practice, changes in some of the assumptions may be correlated. The method of sensitivity analysis and the method of calculating net defined benefit liability in the statements of financial position are the same.

The methods and types of assumptions used in preparing the sensitivity analysis remain unchanged from previous period.

(e)	Expected contributions to the defined benefit pension plans of the Company for the year ending December 31, 2021 amounts to NT$26,261 thousand.

(f)	As of December 31, 2020, the weighted average duration of that retirement plan is 12.6 years. The analysis of timing of the future pension payment was as follows:

December 31, 2020
NT$000
Within 1 year	35,066
1-2 years	35,198
2-5 years	122,969
5-10 years	165,979

359,212

b)	Defined Contribution Plans

Effective from July 1, 2005, the Company established a defined contribution pension plan (“New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2018, 2019 and 2020 were NT$193,047 thousand, NT$187,502 thousand and NT$184,562 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

19.	Share-based payments

Restricted shares

a)

On July 14, 2015, the Company’s Board of Directors approved the issuance of restricted shares. The record dates for the shares issuance were July 21, 2015 and May 10, 2016. The relevant information is as follows:

Type of arrangement	Grant date	Share price on grant date (in NT$)	Number of shares (in thousands)	Contract period	Vesting condition
Restricted shares award agreement	July 21, 2015	36.1	15,752	3 years	Meet service and performance conditions
Restricted shares award agreement	May 10, 2016	30.6	1,548	3 years	Meet service and performance conditions

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

b)	As of December 31, 2019, there were no outstanding restricted shares.

c)	The expenses incurred on share-based payment transactions for the years ended December 31, 2018 and 2019 were NT$41,043 thousand and NT$822 thousand, respectively.

20.	Capital stock

a)

As of December 31, 2020, the Company’s authorized capital was NT$9,700,000 thousand, consisting of 970,000 thousand ordinary shares, and the paid-in capital was NT$7,272,401 thousand with a par value of NT$10 per share, consisting of 727,240 thousand ordinary shares. All proceeds from shares issued have been collected.

b)

As of December 31, 2020, the outstanding ADSs were approximately 4,270,600 units representing 85,412 thousand ordinary shares and each ADS represents 20 ordinary shares of the Company. The major terms and conditions of the ADSs are summarized as follows:

(a)	Voting rights:

ADS holders have no right to directly vote in shareholders’ meetings with respect to the deposited shares. The depository bank shall vote on behalf of ADS holders or provide voting instruction to the designated person of the Company. The depository bank shall vote in the manner as instructed by ADS holders.

(b)	Distribution of dividends:

ADS holders are deemed to have the same rights as holders of ordinary shares with respect to the distribution of dividends.

c)	Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2018	2019	2020
	in thousands	in thousands	in thousands
January 1	856,059	727,265	727,240
Restricted shares – cancelled	(349)	(25)	—
Restricted shares – uncancelled	(23)	—	—
Capital reduction	(128,422)	—	—

December 31	727,265	727,240	727,240

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

d)	Treasury stock

(a)

On March 7, 2019 and August 6, 2019, the Company’s Board of Directors approved the cancellation of treasury stock 25,570 thousand shares amounted to NT$962,503 thousand. As of December 31, 2019, all of the Company’s treasury stocks were cancelled. As of December 31, 2018, the reasons for share repurchases and movements in the number of the Company’s treasury stock is as follows:

	2018
	Shares	Amount
	in thousands	NT$000
January 1	30,085	1,007,654
Capital reduction	(4,515)	(45,151)

December 31	25,570	962,503

(b)

Pursuant to the ROC Securities and Exchange Act, the number of shares repurchased as treasury stock may not exceed 10% of the number of the Company’s issued shares and the amount bought back may not exceed the sum of retained earnings, paid-in capital in excess of par value and realized capital surplus.

(c)	Pursuant to the ROC Securities and Exchange Act, treasury stock may not be pledged as collateral and is not entitled to dividends before it is reissued.

(d)

Pursuant to the ROC Securities and Exchange Act, treasury stock should be reissued to the employees within five years from the reacquisition date and shares not reissued within the five-year period are to be retired. Treasury stock to enhance the Company’s credit rating and the stockholders’ equity should be retired within six months from acquisition.

e)

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

21.	Capital surplus

Pursuant to the ROC Company Act, any capital surplus arising from paid-in capital in excess of par value on issuance of ordinary shares and donations can be used to cover accumulated deficits or to issue new shares or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficits. Furthermore, the ROC Securities and Exchange Act requires that the amount of capital surplus to be capitalized mentioned above may not exceed 10% of the paid-in capital each year. The capital surplus may not be used to cover accumulated deficits unless the legal reserve is insufficient.

	2018
	Share premium	Employee restricted shares	Others	Total
	NT$000	NT$000	NT$000	NT$000
January 1	5,873,743	390,401	7,304	6,271,448
Share-based payments	—	(7,967)	—	(7,967)
Capital reduction	—	72	—	72

December 31	5,873,743	382,506	7,304	6,263,553

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	2019
	Share premium	Employee restricted shares	Others	Total
	NT$000	NT$000	NT$000	NT$000
January 1	5,873,743	382,506	7,304	6,263,553
Share-based payments	—	(412)	—	(412)
Cancellation of treasury stock	(199,501)	(12,853)	—	(212,354)

December 31	5,674,242	369,241	7,304	6,050,787

	2020
	Share premium	Employee restricted shares	Others	Total
	NT$000	NT$000	NT$000	NT$000
January 1	5,674,242	369,241	7,304	6,050,787
Reclassifications	369,241	(369,241)	—	—

December 31	6,043,483	—	7,304	6,050,787

22.	Retained earnings

a)

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

b)

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

c)

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

d)

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

e)

The appropriations of 2017, 2018 and 2019 earnings were resolved in the shareholders’ meetings held on June 26, 2018, June 10, 2019 and June 9, 2020, respectively. The appropriations and dividends per share are as follows:

	2017		2018		2019
	Amount	Cash Distribution per share	Amount	Cash Distribution per share	Amount	Cash Distribution per share
	NT$000	NT$	NT$000	NT$	NT$000	NT$
Legal reserve	302,653		110,308		258,416
Special reserve	—		—		19,802
Cash dividend	256,806	0.30	872,718	1.20	1,309,032	1.80

f)	The information relating to employees’ compensation and directors’ remuneration is provided in Note 31.

23.	Other equity interest

	2018
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Unrealized gain on valuation of available-for-sale financial assets	Unearned employee awards	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	65,593	—	678	(54,570)	11,701
Effects on initial application of IFRS 9	—	42,843	(678)	—	42,165

Adjusted beginning balance	65,593	42,843	—	(54,570)	53,866
Currency translation differences
- The Company	(51,077)	—	—	—	(51,077)
Employee restricted shares
- The Company	—	—	—	52,869	52,869
Evaluation adjustment
- The Company	—	85,022	—	—	85,022
- Associates	—	(2,438)	—	—	(2,438)
Evaluation adjustment related tax
- The Company	—	(18,529)	—	—	(18,529)

December 31	14,516	106,898	—	(1,701)	119,713

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	2019
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Unearned employee awards	Total
	NT$000	NT$000	NT$000	NT$000
January 1	14,516	106,898	(1,701)	119,713
Currency translation differences
- The Company	(104,198)	—	—	(104,198)
Employee restricted shares
- The Company	—	—	1,701	1,701
Evaluation adjustment
- The Company	—	(52,549)	—	(52,549)
- Associates	—	5,093	—	5,093
Evaluation adjustment related tax
- The Company	—	7,016	—	7,016
Disposal of investment accounted for using equity method	—	(72)	—	(72)

December 31	(89,682)	66,386	—	(23,296)

	2020
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total
	NT$000	NT$000	NT$000
January 1	(89,682)	66,386	(23,296)
Currency translation differences
- The Company	28,352	—	28,352
Evaluation adjustment
- The Company	—	140,199	140,199
- Associates	—	22,925	22,925
Evaluation adjustment related tax
- The Company	—	(34,794)	(34,794)

December 31	(61,330)	194,716	133,386

24.	Revenue

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Revenue from contracts with customers	18,480,027	20,337,881	23,011,381

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

a)

The Group is primarily engaged in the assembly and testing services on high-integration and high-precision integrated circuits, and recognized revenue based on the progress towards completion of performance obligation during the service period. Information on revenue disaggregation is provided in Note 43.

b)	Contract assets and liabilities

The Group has recognized the following contract assets and liabilities in relation to revenue from contracts with customers:

	January 1, 2019	December 31, 2019	December 31, 2020
	NT$000	NT$000	NT$000
Contract assets	299,835	377,869	389,016

Contract liabilities (Advance payments)	1,432	1,231	—

c)	The information relating to loss allowance for contract assets is provided in Note 42 a).

d)

Revenue recognized for the years ended as of December 31, 2019 and 2020, amounted to NT$766 thousand and NT$565 thousand, respectively, was related to carried forward contract liabilities for performance obligations not satisfied in prior year.

e)

All of the service contracts are for periods of one year or less. As permitted under IFRS 15, “Revenue from Contracts with Customers”, the transaction price allocated to these unsatisfied contracts is not disclosed.

25.	Other income (expenses), net

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Gain on disposal of scrapped materials	59,380	43,652	51,077
Royalty income	43,224	12,336	2,962
Gain on disposal of items purchased on behalf of others	31,268	15,080	30,140
Gain on disposal of property, plant and equipment, net	14,274	20,271	48,070
Insurance compensation income	147	10,435	—
Impairment loss on property, plant and equipment	—	(9,938)	—
Others	(779)	1,092	3,329

	147,514	92,928	135,578

26.	Interest income

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Bank deposits	49,051	59,901	25,547
Imputed interest from deposits	—	—	25
Financial assets at amortized cost	920	4,467	2,206

	49,971	64,368	27,778

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

27.	Other income

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Rental income	7,819	9,249	10,260
Dividend income	571	585	3,229
Grant income	—	925	7,668

	8,390	10,759	21,157

28.	Other gains and losses

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Foreign exchange gains (losses), net	93,104	(154,993)	(355,255)
Reimbursement of ADSs service charge	13,269	4,292	2,101
Gain on valuation of financial assets at fair value through profit or loss	1,485	1,317	24,015
Others	6,851	970	5,872

	114,709	(148,414)	(323,267)

29.	Finance costs

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Interest expense
Bank loans	170,476	171,840	158,720
Lease liabilities	—	14,349	13,442
Lease obligations payable	482	—	—
Less: Amounts capitalized in qualifying assets	(18,542)	(15,114)	(9,762)

	152,416	171,075	162,400
Finance expense	37,832	9,187	9,082

	190,248	180,262	171,482

30.	Expenses by nature

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Raw materials and supplies used	3,079,909	3,575,283	4,708,493
Employee benefit expenses	5,606,833	6,075,773	6,010,227
Depreciation expenses	3,376,579	3,731,914	4,175,519
Others	4,464,499	4,590,720	4,686,218

	16,527,820	17,973,690	19,580,457

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

31.	Employee benefit expenses

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Salaries	4,628,039	5,114,790	4,937,591
Directors’ remuneration	18,456	26,266	28,229
Labor and health insurance	406,111	422,106	396,796
Pension	201,567	194,173	189,489
Share-based payments	41,043	822	—
Other personnel expenses	311,617	317,616	458,122

	5,606,833	6,075,773	6,010,227

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

b)

Based on profit distributable as of the end of reporting period, for the years ended December 31, 2018, 2019 and 2020, the employees’ compensation were accrued at NT$199,027 thousand, NT$338,356 thousand and NT$332,080 thousand, respectively; the directors’ remuneration were accrued at NT$9,951 thousand, NT$16,918 thousand and NT$16,604 thousand, respectively.

c)	For the year of 2019, employees’ compensation and directors’ remuneration recognized were consistent with the amounts resolved in the Board of Directors’ meetings.

32.	Income tax expense

a)	Income tax expense

(a)	Components of income tax expense:

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Current income tax:
Current income tax on profits for the period	326,057	408,788	636,876
Income tax on unappropriated retained earnings	28,165	74,540	105,665
Prior year income tax under (over) estimation	3,729	(5,016)	(133,923)

Total current income tax	357,951	478,312	608,618

Deferred income tax:
Relating to origination and reversal of temporary differences	101,441	35,367	(14,237)
Impact of change in tax rate	(2,774)	—	—

Total deferred income tax	98,667	35,367	(14,237)

Income tax expense	456,618	513,679	594,381

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

(b)	The income tax (charge)/credit relating to components of other comprehensive income are as follows:

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	17,005	(7,016)	34,794
Remeasurement of defined benefit obligations	(11,992)	4,183	(10,398)
Impact of change in tax rate	(887)	—	—

	4,126	(2,833)	24,396

b)	Reconciliation of income tax expense and the accounting profit:

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Tax calculated based on profit before tax and statutory tax rate	356,488	606,917	595,258
Effects from adjustments based on regulation	81,042	(162,924)	26,974
Temporary difference not recognized as deferred tax assets	(10,951)	(608)	(4)
Prior year income tax under (over) estimation	3,729	(5,016)	(133,923)
Income tax on unappropriated retained earnings	28,165	74,540	105,665
Impact of change in tax rate	(2,774)	—	—
Effect of different tax rates in countries in which the Group operates	919	770	411

Income tax expense	456,618	513,679	594,381

c)	The amounts of deferred tax assets or liabilities resulting from temporary differences and investment tax credits are as follows:

	2018
	January 1	Effects on initial application of IFRS 9 and IFRS 15	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	9,132	(770)	(1,130)	—	7,232
Property, plant and equipment	55,494	—	8,689	—	64,183
Provisions	21,643	—	(9,247)	—	12,396
Deferred revenue	39,485	—	(5,329)	—	34,156
Net defined benefit liability	78,451	—	7,889	14,403	100,743
Unrealized exchange losses	8,167	144	(4,736)	—	3,575
Investment tax credit	—	—	4,420	—	4,420
Others	—	—	11	—	11

Total	212,372	(626)	567	14,403	226,716

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	2020
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	12,700	3,263	—	15,963
Property, plant and equipment	38,668	(2,267)	—	36,401
Provisions	5,600	(2,922)	—	2,678
Deferred revenue	27,650	(6,506)	—	21,144
Net defined benefit liability	92,612	(4,089)	10,398	98,921
Unrealized exchange losses	17,296	(7,381)	—	9,915
Others	26	643	—	669

Total	194,552	(19,259)	10,398	185,691

Deferred tax liabilities
Property, plant and equipment	(288,980)	33,496	—	(255,484)
Financial assets at fair value through other comprehensive income	(20,149)	—	(34,794)	(54,943)

Total	(309,129)	33,496	(34,794)	(310,427)

Information presented on statements of financial position
Deferred tax assets	194,552			185,691

Deferred tax liabilities	(309,129)			(310,427)

d)

The Company has not recognized taxable temporary differences associated with investments as deferred tax liabilities. As of December 31, 2019 and 2020, the amounts of temporary differences not recognized as deferred tax liability were NT$180,395 thousand and NT$45,005 thousand, respectively.

e)	The Company’s income tax returns through 2018 have been assessed and approved by the Tax Authority.

f)

On October 31, 2016, the Company merged with its former parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD. And as a result, the Company recognized its own shares originally held by former parent company as treasury stock. Subsequently, the Company deducted unappropriated retained earnings by NT$5,052,343 thousand to reflect the loss due from the cancellation of treasury stock. In January 2017, the Company has filed an application to the National Taxation Bureau of the Northern Area, Ministry of Finance to apply the accumulated deficit amount, as a deduction in the calculation of years 2015 and 2016 additional 10% tax on unappropriated retained earnings. In April and June 2020, the Company received the Notice for Assessment of Tax for the years 2015 and 2016 from the National Taxation Bureau of the Northern Area, Ministry of Finance, and is entitled to tax refund amounted to NT$138,941 thousand.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

33.	Earnings per share

	Year ended December 31, 2018
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	1,325,824	802,725	1.65

Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		7,626
Restricted shares		3,356

Profit attributable to equity holders of the Company	1,325,824	813,707	1.63

	Year ended December 31, 2019
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	2,508,574	727,111	3.45

Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		9,879
Restricted shares		126

Profit attributable to equity holders of the Company	2,508,574	737,116	3.40

	Year ended December 31, 2020
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	2,378,978	727,240	3.27

Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		9,668

Profit attributable to equity holders of the Company	2,378,978	736,908	3.23

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

34.	Supplementary cash flow information

Partial cash paid for investing activities

Property, plant and equipment

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Purchase of property, plant and equipment	4,945,570	4,896,656	4,133,615
Add: Beginning balance of payable to contractors and equipment suppliers	713,313	1,516,735	972,770
Add: Beginning balance of payable on lease	29,842	—	—
Less: Ending balance of payable to contractors and equipment suppliers	(1,516,735)	(972,770)	(1,145,359)
Less: Ending balance of payable on lease	(17,792)	—	—

Cash paid during the year	4,154,198	5,440,621	3,961,026

35.	Changes in liabilities from financing activities

	2018
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	969,353	9,642,021	1,371	10,612,745
Changes in cash flow from financing activities	(969,353)	110,250	(279)	(859,382)
Amortization of loan fees	—	37,247	—	37,247

December 31	—	9,789,518	1,092	9,790,610

	2019
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	9,789,518	1,092	—	9,790,610
Effects on initial application of IFRS 16	—	—	884,275	884,275

Adjusted balance at January 1	9,789,518	1,092	884,275	10,674,885
Changes in cash flow from financing activities	(756,450)	3	(48,161)	(804,608)
Adjustment to right-of-use assets	—	—	(148,512)	(148,512)
Reclassification to payable on equipment from lease liabilities	—	—	(9,000)	(9,000)
Amortization of loan fees	8,577	—	—	8,577
Amortization of interest expense	—	—	14,349	14,349

December 31	9,041,645	1,095	692,951	9,735,691

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	2020
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	9,041,645	1,095	692,951	9,735,691
Changes in cash flow from financing activities	(1,326,857)	575	(84,928)	(1,411,210)
Adjustment to right-of-use assets	—	—	249,030	249,030
Reclassification	—	20,000	—	20,000
Amortization of loan fees	7,581	—	—	7,581
Amortization of interest expense	11,196	—	13,442	24,638

December 31	7,733,565	21,670	870,495	8,625,730

36.	Related party transactions

a)	Parent and ultimate controlling party

The Company has neither a parent company nor an ultimate controlling party. The transactions between the Company and its subsidiaries were eliminated in the accompanying consolidated financial statements and were not disclosed herein. The transactions between the Group and other related parties are as follows.

b)	Names of related parties and relationship

Name	Relationship
Unimos Shanghai	Associate
JMC	Associate

c)	Significant related party transactions

(a)	Purchases of materials

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
JMC	132,494	9	—

Purchases of materials from associate is based on normal commercial terms and conditions. The payment terms of the purchases from associate have no significant differences with third party suppliers.

(b)	Acquisition of financial assets

In January 2018, ChipMOS BVI participated in Unimos Shanghai’s increase of paid-in capital based on its shareholding amounted to NT$794,694 thousand.

d)	Key management personnel compensation

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Salaries and other short-term employee benefits	151,095	178,713	186,854
Post-employment compensation	2,067	2,049	4,258
Share-based payments	6,763	—	—

	159,925	180,762	191,112

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

37.	Pledged assets

Assets	Purpose	December 31, 2019	December 31, 2020
		Carry amount	Carry amount
		NT$000	NT$000
Non-current financial assets at amortized cost	Lease and bank loan	68,450	48,319
Property, plant and equipment, net
- Land	Bank loan	452,738	452,738
- Buildings	Bank loan	4,095,929	4,092,287
- Machinery and equipment	Bank loan	4,105,912	6,912,544

		8,723,029	11,505,888

38.	Significant contingent liabilities and unrecognized contract commitments

a)

A letter of guarantee was issued by the Bank of Taiwan to the Customs Administration of the Ministry of Finance for making payment of customs-duty deposits when importing. As of December 31, 2019 and 2020, the amounts guaranteed by the Bank of Taiwan were NT$100,800 thousand and NT$99,000 thousand, respectively.

b)	Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Property, plant and equipment, net	1,640,712	2,331,041

39.	Significant disaster loss

None.

40.	Significant events after the reporting period

None.

41.	Capital management

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

The liabilities to assets ratio at December 31, 2019 and 2020 were as follows:

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Total liabilities	14,775,302	14,364,975
Total assets	34,305,887	35,080,814

Liabilities to assets ratio	43.07%	40.95%

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

42.	Financial risk management and fair values of financial instruments

a)	Financial instruments

(a)	Financial instruments by category

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	11,038	63,488
Financial assets at fair value through other comprehensive income
Designation of equity instruments	121,808	262,007
Financial assets at amortized cost
Cash and cash equivalents	4,704,084	4,113,651
Financial assets at amortized cost	237,420	254,801
Notes receivable	765	599
Accounts receivable	4,452,904	5,364,156
Accounts receivable – related parties	1,045	—
Other receivables	89,676	51,436
Other receivables – related parties	2,948	—
Refundable deposits	21,145	21,186

	9,642,833	10,131,324

Financial liabilities
Financial liabilities at amortized cost
Notes payable	—	2,899
Accounts payable	819,548	966,821
Other payables	2,977,036	3,249,403
Long-term bank loans (including current portion)	9,041,645	7,733,565
Guarantee deposits	1,095	21,670

	12,839,324	11,974,358

Lease liabilities (including current portion)	692,951	870,495

(b)	Risk management policies

i)

The Group’s risk management objective is to manage the market risk, credit risk and liquidity risk related to its operating activities. The Group identifies, measures, and manages such risks by its policies and preferences.

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

December 31, 2018, 2019 and 2020

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

4.

The Group’s businesses involve some non-functional currency operations. The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2019
	Foreign currency	Exchange rate	Carrying amount (NT$000)
(Foreign currency: functional currency)
Financial assets
Monetary items
US$000	188,369	29.9800	5,647,303
JPY000	266,819	0.2760	73,642
RMB000	6,197	4.3050	26,678
Non-monetary items
JPY000	441,334	0.2760	121,808
RMB000	730,108	4.3050	3,143,117
Financial liabilities
Monetary items
US$000	7,867	29.9800	235,853
JPY000	1,033,394	0.2760	285,217

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	December 31, 2020
	Foreign currency	Exchange rate	Carrying amount (NT$000)
(Foreign currency: functional currency)
Financial assets
Monetary items
US$000	175,840	28.4800	5,007,923
JPY000	137,635	0.2763	38,029
RMB000	6,838	4.3770	29,930
Non-monetary items
JPY000	948,270	0.2763	262,007
RMB000	690,178	4.3770	3,020,908
Financial liabilities
Monetary items
US$000	26,410	28.4800	752,157
JPY000	1,538,241	0.2763	425,016

5.

The total exchange gains (losses), including realized and unrealized gains (losses) arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2018, 2019 and 2020, amounted to gain of NT$93,104 thousand, loss of NT$154,993 thousand and loss of NT$355,255 thousand, respectively.

6.	Analysis of foreign currency market risk arising from significant foreign exchange variations:

	Year ended December 31, 2018
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	261,492	—
JPY000	5%	2,470	—
RMB000	5%	1,979	—
Financial liabilities
Monetary items
US$000	5%	27,997	—
JPY000	5%	33,887	—

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	Year ended December 31, 2019
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	282,365	—
JPY000	5%	3,682	—
RMB000	5%	1,334	—
Financial liabilities
Monetary items
US$000	5%	11,793	—
JPY000	5%	14,261	—

	Year ended December 31, 2020
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	250,396	—
JPY000	5%	1,901	—
RMB000	5%	1,497	—
Financial liabilities
Monetary items
US$000	5%	37,608	—
JPY000	5%	21,251	—

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

2.

The Group invests in beneficiary certificates and listed stocks issued by the domestic companies. The prices of equity securities would change due to change of the future value of investee companies. For the years ended December 31, 2018, 2019 and 2020, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Group’s profit before income tax by nil, nil and NT$531 thousand, respectively.

3.

The Group’s investments in financial instruments comprise foreign unlisted stocks and partnership. The prices of financial instruments would change due to different valuation models and assumptions used. Analysis related to the effect on profit or other comprehensive income if these assumptions change is provided in Note 42 b) (g).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

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

4.

For the years ended December 31, 2018, 2019 and 2020, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group’s profit before income tax approximately by NT$98,220 thousand, NT$90,660 thousand and NT$78,150 thousand, respectively, mainly due to the Group’s floating rate on bank loans.

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

4.	The Group adopts the assumptions under IFRS 9 “Financial Instruments” and the default is deemed to have occurred when the contract payments are past due over 90 days.

5.

The Group categorized contract assets, accounts receivable and other receivables by characteristics of credit risk and applied the simplified approach using loss rate methodology to estimate expected credit loss.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

6.

The Group referred to the forecastability of business monitoring indicators published by the ROC National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of contract assets, accounts receivable and other receivables. As of December 31, 2019 and 2020 the loss rate methodologies are as follows:

	December 31, 2019
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.030%	0.030%	0.030%
Total carrying amount	377,983	4,455,300	92,642
Loss allowance	(114)	(1,351)	(18)

	December 31, 2020
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.030%	0.030%	0.030%
Total carrying amount	389,133	5,365,776	51,446
Loss allowance	(117)	(1,620)	(10)

7.	Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows:

	2018
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1_ IAS 39	—	—	—
Adjustments for applying new standards	(115)	(1,819)	(7)

January 1_IFRS 9	(115)	(1,819)	(7)
Provision for impairment loss	(20)	(322)	(7)
Reversal of impairment loss	—	—	1

December 31	(135)	(2,141)	(13)

	2019
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(135)	(2,141)	(13)
Provision for impairment loss	—	—	(5)
Reversal of impairment loss	21	790	—

December 31	(114)	(1,351)	(18)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	2020
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(114)	(1,351)	(18)
Provision for impairment loss	(3)	(269)	—
Reversal of impairment loss	—	—	8

December 31	(117)	(1,620)	(10)

8.

The Group’s recorded financial assets at amortized cost include time deposits with contract period over three months and restricted bank deposits. Because of the low credit risk, expected credit losses for the period are measured through a loss allowance at an amount equal to the 12-month expected credit losses. There is no significant provision for the losses.

iii)	Liquidity risk

1.

The Group manages and maintains adequate cash and cash equivalents to finance the Group’s operations, and minimize the impact from cash flow fluctuations. The Group also monitors its debt financing plans to ensure it is in compliance with the financial covenants required under its loan agreements.

2.	The primary source of liquidity for the Group is from bank loans. See Note 17 for details of the unused credit lines of the Group as of December 31, 2019 and 2020.

3.

The contractual undiscounted cash flows of accounts payable and other payables due within one year and is equivalent to their carrying amounts. Except for the aforementioned, the table below summarizes the maturity profile of the Group’s non-derivative financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Group does not consider the probability of early repayments requested by the banks.

	December 31, 2019
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Long-term bank loans	914,159	1,786,842	6,848,327	—	9,549,328
Lease liabilities	36,806	60,111	57,836	762,699	917,452
Guarantee deposits	—	—	—	1,095	1,095

	950,965	1,846,953	6,906,163	763,794	10,467,875

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	December 31, 2020
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Long-term bank loans	846,401	3,558,597	2,198,717	1,487,808	8,091,523
Lease liabilities	145,594	160,146	54,689	718,752	1,079,181
Guarantee deposits	—	—	—	21,670	21,670

	991,995	3,718,743	2,253,406	2,228,230	9,192,374

The difference between the floating interest rates and estimated interest rates will affect the non-derivative financial liabilities stated above.

b)	Fair value information

(a)	The different levels of inputs used in valuation techniques to measure fair value of financial and non-financial instruments are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date. An active market is a market in which trading for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices from Level 1 that are observable information for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in equity investment without active market is included in Level 3.

(b)

The carrying amounts of cash and cash equivalents, financial assets at amortized cost, contract assets, notes receivable, accounts receivable (including related parties) , other receivables (including related parties), refundable deposits, long-term bank loans, contract liabilities, notes payable, accounts payable, other payables, lease liabilities and guarantee deposits are approximate to their fair values.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	53,120	—	—	53,120
- Foreign partnership interests	—	—	10,368	10,368
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	262,007	262,007

	53,120	—	272,375	325,495

ii)	The methods and assumptions the Group used to measure fair value are as follows:

1.	The fair value of the Group’s listed stocks is measured by using the market quoted prices, which is categorized within Level 1 fair value.

2.

Except for listed stocks with active markets, the fair value of the Group’s other financial instruments is measured by using valuation techniques or by reference to counterparty quotes. The fair value of financial instruments measured by using valuation techniques can be referred to current fair value of instruments with similar terms and characteristics in substance, discounted cash flow method or other valuation methods, including calculated by applying model using market information available at the consolidated statement of financial position date.

3.

The Group’s financial instruments issued by foreign partnerships are measured by using the discounted cash flow method, which derives present values estimates by discounting expected future operating effectiveness and free cash flow projections.

4.	The Group’s financial instruments issued by foreign companies are measured by the comparable company valuation (EV/EBITDA ratio and P/B ratio).

5.

The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial instruments to reflect credit risk of the counterparty and the Group’s credit quality.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

(d)	The following table shows the movements of Level 3 for the years ended December 31, 2019 and 2020:

	December 31, 2019
	Debt instruments	Equity instruments	Total
	NT$000	NT$000	NT$000
January 1	11,471	174,357	185,828
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	(433)	—	(433)
Gains or losses recognized in other comprehensive income
Recorded as unrealized losses on valuation of financial assets at fair value through other comprehensive income	—	(52,549)	(52,549)

December 31	11,038	121,808	132,846

	December 31, 2020
	Debt instruments	Equity instruments	Total
	NT$000	NT$000	NT$000
January 1	11,038	121,808	132,846
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	(670)	—	(670)
Gains or losses recognized in other comprehensive income
Recorded as unrealized gains on valuation of financial assets at fair value through other comprehensive income	—	140,199	140,199

December 31	10,368	262,007	272,375

(e)

The Group performs the fair value measurements being categorized within Level 3 with assistance from specialist. Such assessment is to ensure the valuation results are reasonable by applying independent information to make results close to current market conditions, confirming the resource of information is independent, reliable and in line with other resources and represented as the exercisable price, and frequently calibrating valuation model, updating inputs used to the valuation model and making any other necessary adjustments to the fair value.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

(f)	The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2019	Valuation technique	Significant unobservable input	Range (weighted average method)	Relationship of inputs to fair value
	NT$000
Non-derivative debt instrument:
Foreign partnership interests	11,038	Discounted cash flow	Discount rate	0.30%	The lower the discount rate, the higher the fair value
Non-derivative equity instrument:
Foreign unlisted stocks	121,808	Comparable companies	Price to book ratio multiple	1.22	The higher the multiple, the higher the fair value
			Enterprise value to EBITDA multiple	10.51	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

	Fair value as of December 31, 2020	Valuation technique	Significant unobservable input	Range (weighted average method)	Relationship of inputs to fair value
	NT$000
Non-derivative debt instrument:
Foreign partnership interests	10,368	Discounted cash flow	Discount rate	0.30%	The lower the discount rate, the higher the fair value
Non-derivative equity instrument:
Foreign unlisted stocks	262,007	Comparable companies	Price to book ratio multiple	1.97	The higher the multiple, the higher the fair value
			Enterprise value to EBITDA multiple	12.00	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

(g)

The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2019
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign partnership interests	Discount rate	Note	—	—	—	—
Foreign unlisted stocks	Price to book ratio multiple	± 1%	—	—	53	53
	Enterprise value to EBITDA multiple	± 1%	—	—	850	900
	Discount for lack of marketability	± 1%	—	—	1,460	1,460

			—	—	2,363	2,413

			December 31, 2020
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign partnership interests	Discount rate	Note	—	—	—	—
Foreign unlisted stocks	Price to book ratio multiple	± 1%	—	—	30	30
	Enterprise value to EBITDA multiple	± 1%	—	—	2,153	2,153
	Discount for lack of marketability	± 1%	—	—	3,142	3,084

			—	—	5,325	5,267

Note:	Based on the Group’s assessment, change in input would not have significant impact on profit or loss or other comprehensive income.

43.	Segment Information

a)	General information

The Group engages mainly in the assembly and testing of semiconductors, memory modules and general investments. In accordance with IFRS 8 “Operating Segments”, the Group’s segments include Testing, Assembly, Testing and Assembly for LCD, OLED and other Display Panel Driver Semiconductors (“LCDD”), Bumping and others as the five reportable segments.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

b)	Measurement of segment information

The Group’s reportable segments are strategic business units which provide different products and services. The accounting policies adopted by the operating segments are the same as the accounting policies described in Note 4.

c)	Information about segment profit or loss

The segment information provided to the chief operating decision maker for the reportable segments is as follows:

	Year ended December 31, 2018
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,790,097	4,679,676	5,694,720	3,315,534	—	—	18,480,027
Inter-segment	—	—	—	—	35,738	(35,738)	—

Total revenue	4,790,097	4,679,676	5,694,720	3,315,534	35,738	(35,738)	18,480,027

Operating profit (loss)	1,306,742	(207,700)	1,226,755	(202,497)	(23,433)	(146)	2,099,721

Depreciation expenses	(769,660)	(578,205)	(1,400,784)	(627,412)	(518)	—	(3,376,579)

Share of profit (loss) of associates	—	—	—	—	(668,377)	368,276	(300,101)

Interest income	—	—	—	—	49,971	—	49,971

Interest expense	—	—	—	—	(152,416)	—	(152,416)

Purchase of property, plant and equipment	1,563,919	321,976	2,732,141	327,251	283	—	4,945,570

	Year ended December 31, 2019
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,257,800	5,148,877	6,922,205	4,008,999	—	—	20,337,881
Inter-segment	—	—	—	—	32,808	(32,808)	—

Total revenue	4,257,800	5,148,877	6,922,205	4,008,999	32,808	(32,808)	20,337,881

Operating profit (loss)	709,142	(227,096)	1,740,720	232,404	1,931	18	2,457,119

Depreciation expenses	(802,740)	(521,311)	(1,796,951)	(604,553)	(6,359)	—	(3,731,914)

Share of profit (loss) of associates	—	—	—	—	(370,351)	215,425	(154,926)

Interest income	—	—	—	—	64,368	—	64,368

Interest expense	—	—	—	—	(171,075)	—	(171,075)

Purchase of property, plant and equipment	764,105	548,063	3,077,806	506,635	47	—	4,896,656

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	Year ended December 31, 2020
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	5,002,730	6,001,964	7,023,003	4,983,684	—	—	23,011,381
Inter-segment	—	—	—	—	39,646	(39,646)	—

Total revenue	5,002,730	6,001,964	7,023,003	4,983,684	39,646	(39,646)	23,011,381

Operating profit (loss)	1,333,682	67,730	1,687,986	487,323	(10,230)	11	3,566,502

Depreciation expenses	(853,829)	(523,341)	(2,213,504)	(578,890)	(5,955)	—	(4,175,519)

Share of profit (loss) of associates	—	—	—	—	(320,578)	173,249	(147,329)

Interest income	—	—	—	—	27,778	—	27,778

Interest expense	—	—	—	—	(162,400)	—	(162,400)

Purchase of property, plant and equipment	887,204	803,693	2,143,401	298,834	483	—	4,133,615

d)	Reconciliation for segment income (loss)

Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

e)	Information on products and services

	Year ended December 31,
	2018		2019		2020
	NT$000%		NT$000%		NT$000%
Testing	4,790,097	26	4,257,800	21	5,002,730	22
Assembly	4,679,676	25	5,148,877	25	6,001,964	26
LCDD	5,694,720	31	6,922,205	34	7,023,003	30
Bumping	3,315,534	18	4,008,999	20	4,983,684	22

	18,480,027	100	20,337,881	100	23,011,381	100

f)	Geographical information

	Year ended December 31,
	2018	2019	2020
	NT$000	NT$000	NT$000
Revenue
ROC	14,751,766	15,875,027	18,341,726
Japan	1,825,479	1,905,032	1,291,026
Singapore	1,143,661	1,333,114	1,838,394
PRC	163,831	789,496	1,105,535
Others	595,290	435,212	434,700

	18,480,027	20,337,881	23,011,381

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	December 31, 2019	December 31, 2020
	NT$000	NT$000
Non-current assets
ROC	18,727,979	18,913,501
PRC	—	117
Others	5,659	11,845

	18,733,638	18,925,463

g)	Major customer information

The information on the major customers which constituted more than 10% of the Group’s total revenue for the years ended December 31, 2018, 2019 and 2020 is as follows:

	Year ended December 31,
	2018		2019		2020
	Amount	%	Amount	%	Amount	%
	NT$000		NT$000		NT$000
Customers
Customer A	3,794,991	21	4,756,755	23	5,088,544	22
Customer X	1,328,752	7	1,977,427	10	2,660,866	12
Customer K	2,637,053	14	2,419,612	12	2,332,914	10
Customer C	1,957,467	11	2,048,260	10	2,143,130	9

44.	Financial Statements Schedule: Valuation and Qualifying Accounts

	January 1	Additions charged to expense or deduction of revenue	Deduction / Write-offs / Reversal	December 31
	NT$000	NT$000	NT$000	NT$000
Year of 2018 :
Allowance for impairment of property, plant and equipment	320,455	—	(2,862)	317,593
Allowance for impairment of obsolescence and decline in market value of inventories	53,714	—	(17,557)	36,157
Provision for deficiency compensation	57,155	14,211	(42,014)	29,352
Sales for allowance	70,156	44,950	(82,479)	32,627
Year of 2019 :
Allowance for impairment of property, plant and equipment	317,593	9,938	(134,191)	193,340
Allowance for impairment of obsolescence and decline in market value of inventories	36,157	27,341	—	63,498
Provision for deficiency compensation	29,352	5,204	(32,558)	1,998
Sales for allowance	32,627	63,863	(70,490)	26,000

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

	January 1	Additions charged to expense or deduction of revenue	Deduction / Write-offs / Reversal	December 31
	NT$000	NT$000	NT$000	NT$000
Year of 2020 :
Allowance for impairment of property, plant and equipment	193,340	—	(11,338)	182,002
Allowance for impairment of obsolescence and decline in market value of inventories	63,498	16,317	—	79,815
Provision for deficiency compensation	1,998	4,358	(2,893)	3,463
Sales for allowance	26,000	21,916	(38,052)	9,864

For movements in loss allowance for contract assets, accounts receivable, and other receivables, please refer to Note 42.

45.	Effects on initial application of IFRS 16

a)

IFRS 16, supersedes IAS 17 “Leases” (“IAS 17”) and the related interpretations issued by the Standing Interpretation Committee. The standard requires lessees to recognize a right-of-use asset and a lease liability (except for those leases with terms of 12 months or less and leases of low-value assets). The accounting stays the same for lessors, which is to classify their leases as either finance leases or operating leases and account for those two types of leases differently. IFRS 16 only requires enhanced disclosures to be provided by lessors.

b)

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

c)	The Group has adopted the following practical expedients permitted by the standard at the date of initial application of IFRS 16:

(a)

Reassessment as to whether a contract is, or contains, a lease is not required, instead, the application of IFRS 16 depends on whether or not the contracts were previously identified as leases applying IAS 17 and IFRIC 4 “Determining whether an Arrangement contains a Lease”.

(b)	The use of a single discount rate to a portfolio of leases with reasonably similar characteristics.

(c)	The accounting for operating leases whose period will end before December 31, 2019 as short-term leases and accordingly, rent expense of NT$28,126 thousand was recognized for the year ended 2019.

d)	The Group calculated the present value of lease liabilities by using the incremental borrowing interest rate, ranging from 1.7895% to 3.9474%.

e)

The reconciliation between operating lease commitments for the remaining lease payments under IAS 17 and lease liabilities recognized as of January 1, 2019, measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate is as follows:

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

NT$000
Operating lease commitments disclosed by applying IAS 17 as of December 31, 2018	320,214
Add: Lease payable recognized under finance lease by applying IAS 17 as of December 31, 2018	17,792
Less: Short-term leases	(28,121)
Add: Adjustments as a result of a different treatment of extension and termination options	874,298

Total lease contracts amount recognized as lease liabilities by applying IFRS 16 on January 1, 2019	1,184,183

Incremental borrowing interest rate at the date of initial application	1.7895%~3.9474%

Lease liabilities recognized as of January 1, 2019 by applying IFRS 16	884,275

46.	Effects on initial application of IFRS 9

Impact on January 1, 2018

a)

The Group initially applied IFRS 9 on January 1, 2018, and recorded loss allowance based on expected credit loss. The impact was contract assets decreased by NT$115 thousand, accounts receivable decreased by NT$1,819 thousand, other receivables decreased by NT$5 thousand, other receivables — related parties decreased by NT$2 thousand, retained earnings decreased by NT$1,940 thousand and deferred tax assets increased by NT$1 thousand.

b)	The carrying amount of financial assets transferred from December 31, 2017 under IAS 39 to January 1, 2018 under IFRS 9 is reconciled as follows:

								Effects
	Note	Measured at cost	Measured at fair value through profit or loss	Measured at fair value through other comprehensive income	Other financial assets	Measured at amortized cost	Total	Retained earnings	Other equity interest
		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
IAS 39		20,890	—	—	70,241	—	91,131	—	—
Transferred into and measured at fair value through profit or loss	(c)	(10,940)	10,940	—	—	—	—	—	—
Transferred into and measured at fair value through other comprehensive income	(b)	(9,950)	—	9,950	—	—	—	—	—
Transfer into and measured at amortized cost	(a)	—	—	—	(70,241)	70,241	—	—	—
Fair value adjustment	(b)(c)	—	493	50,801	—	—	51,294	493	79,385
Impairment loss adjustment	(b)	—	—	28,584	—	—	28,584	28,584	(28,584)
Income tax adjustment	(b)	—	—	—	—	—	—	—	(8,636)

IFRS 9		—	11,433	89,335	—	70,241	171,009	29,077	42,165

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2018, 2019 and 2020

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

47.	Effects of initial application of IFRS 15

Impact on January 1, 2018

a)	Revenue recognition of customized products

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

b)	Presentation of refund liabilities

By adopting IFRS 15, the Group’s provision for sales allowance amounted to NT$70,156 thousand is presented as current refund liabilities from January 1, 2018, which was previously presented as current provisions.

c)	Recognition of deferred tax

When initially adopting IFRS 15, the Group recognized adjustments in the statement of financial position which resulted to temporary differences. Accordingly, as of January 1, 2018, deferred tax assets decreased by NT$626 thousand, deferred tax liabilities increased by NT$8,067 thousand and retained earnings decreased by NT$8,693 thousand.