Form 20-F
period 2021-12-31
CHIPMOS TECHNOLOGIES INC
filed 2022-04-14
CIK 1123134

As filed with the Securities and Exchange Commission on April 14, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Hsinchu

300-092,
 Taiwan, Republic of China
(Address of Principal Executive Offices)
Silvia Su
Vice President, Finance and Accounting Management Center
ChipMOS TECHNOLOGIES INC.
No. 1, R&D Road 1, Hsinchu Science Park
Hsinchu

300-092,
 Taiwan
,
Republic of China
Telephone:
+
886
-
3-577-0055
Facsimile: +886-3-566-8981
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
As of December 31, 2021, 727,240,126 Common Shares, par value NT$10 each, were outstanding.
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
☒
        Accelerated
Filer

☐
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
of the Exchange Act).    Yes  ☐    No  ☒

*
Not for trading, but only in connection with the listing on the NASDAQ Global Select Market of American Depositary Receipts evidencing American Depositary Shares (the “ADSs”), each representing 20 common shares of ChipMOS TECHNOLOGIES INC.

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
Exchange Rates
References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form
20-F
contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in the City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2021, which was NT$27.74 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form
20-F
could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all.
Capitalization and Indebtedness
Not applicable.
Reasons for the Offer and Use of Proceeds
Not applicable.
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
Our assembly and testing services for LCD, OLED and other display panel driver semiconductors generated revenue of NT$6,922 million, NT$7,023 million and NT$8,211 million (US$296 million) in 2019, 2020 and 2021, respectively. Including gold bump, the revenue of LCD, OLED and other display panel driver semiconductors accounted for around 47% in 2021. We invested NT$3,078 million, NT$2,143 million and NT$2,749 million (US$99 million) in 2019, 2020 and 2021, respectively, on equipment for chip-on-film,
or COF and
chip-on-glass,
or COG, technologies, which are used in assembly and testing services for LCD, OLED and other display panel driver semiconductors. Most of this equipment may not be used for technologies other than COF or COG. The market demand for LCD, OLED and other display panel driver semiconductors increased in 2018 particularly the wafer test for TDDI in the second half of 2020. Any significant decrease in demand for these products and our related services would significantly impair our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the significant depreciation expenses for the equipment used in testing and assembling LCD, OLED and other display panel driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.
Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.
We have a significant level of debt and interest expense. As of December 31, 2021, we had approximately NT$9,413 million (US$339 million) outstanding long-term indebtedness. Our long-term indebtedness as of December 31, 2021, represented bank loans with an interest rate between 0.45% to 1.7895%. As of December 31, 2021, NT$7,654 million (US$276 million) of our indebtedness was secured by collateral comprised of our assets.
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
We rely on a small group of customers for a substantial portion of our business. In 2021, our top five customers collectively accounted for 57% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to rely on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and materially adversely affect our business and profitability.
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
Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 51%, 50% and 49% of our total cost of revenue in 2019, 2020 and 2021, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 22%, 20% and 19% of our total cost of revenue in 2019, 2020 and 2021, respectively. For LCD, OLED and other display panel driver semiconductor assembly and testing services, our fixed costs represented 53%, 57% and 59% of our total cost of revenue in 2019, 2020 and 2021, respectively. For bumping services, our fixed costs represented 24%, 20% and 19% of our total cost of revenue in 2019, 2020 and 2021, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and testing equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, the long-term assembly and testing services agreements we entered with certain customers may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.
The assembly and testing process is complex and our production yields and customer relationships may suffer as a result of defects or malfunctions in our testing and assembly equipment and the introduction of new packages.
Semiconductor testing and assembly are complex processes that require significant technological and process expertise. Semiconductor testing involves sophisticated test equipment and computer software. We develop computer software to test our customers’ semiconductors. We also develop conversion software programs that enable us to test semiconductors on different types of testers. Similar to most software programs, these software programs are complex and may contain programming errors or bugs. In addition, the testing process is subject to human error by our employees who operate our test equipment and related software. Any significant defect in our testing or conversion software, malfunction in our test equipment or human error could reduce our production yields and damage our customer relationships.
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
We are required to comply with the ROC and US securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), as required by Section 404 of the Sarbanes-Oxley Act of 2002. We carried out an evaluation, under the supervision and with the participation of management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer of the effectiveness of the design and operation of our internal controls over financial reporting as of December 31, 2021, and concluded those internal controls over financial reporting were effective as of that date. See “Item 15. Controls and Procedures” for more information. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest our effectiveness of internal controls over financial reporting or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares or ADSs.
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
To implement our business strategy requires us to enter into acquisition, investment, joint venture and disposition transactions. These transactions may not be successful to maintain or grow our business. On November 30, 2016, the Company and Tsinghua Unigroup Ltd. (“Tsinghua Unigroup”) mutually agreed to form a joint-venture. Under the joint-venture, ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”), a wholly-owned subsidiary of the Company, would sell, for the aggregate purchase price of approximately RMB 484 million, 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Tibet Unigroup Guowei Investment Co., Ltd. (“Unigroup Guowei”), a subsidiary of Tsinghua Unigroup, which would hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, would own 6.98% equity interest of Unimos Shanghai. The transaction was completed in March 2017. Unimos Shanghai is no longer the subsidiary of the Company following the completion of equity interest transfer. Please see “Item 4. Information on the Company—Agreements with Tsinghua Unigroup Ltd.” for additional information.
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
We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD, OLED and other display panel driver semiconductor assembly and testing services, and the competition for such employees in Taiwan is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers or employees, and, as a result, none of our executive officers or employees is bound by any non-competition
agreement. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of March 31, 2022, 20% of the workforces at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.
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
We cannot predict the impact that any further future outbreak of the aforementioned influenza viruses or other diseases could have on our business and results of operations. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine such employees and the affected areas of our premises. As a result, we may have to suspend part or all of our operations temporarily. In addition, any future outbreak may restrict the level of economic activity in affected regions, which may also adversely affect our businesses. As a result, there is no assurance that any future outbreak of contagious diseases would not have a material adverse effect on our business, financial condition and results of operations.
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
COVID-19
has negatively impacted the overall economy and, as a result of the foregoing, will potentially negatively impact our operating results for fiscal year 2022.
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
ChipMOS has occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by its electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our operations. Such shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the government which intends to make Taiwan a nuclear-free country. If we are unable to secure reliable and uninterrupted supply of electricity to power our manufacturing fabs within Taiwan, our ability to fill customers’ orders would be severely jeopardized. Also, in 2020 and 2021, Taiwan has faced one of the worst droughts in decades. Government imposes restrictions on the supply and usage of water by industrial companies like us as responses, it could disrupt our operations. We maintain a comprehensive risk management system dedicated to the safety of people, the conservation of natural resources, and the protection of property. In order to effectively handle emergencies and natural disasters, at each facility management has developed comprehensive plans and procedures that focus on risk prevention, emergency response, crisis management and business continuity. All ChipMOS manufacturing factories have been ISO 14001 certified (environmental management system) and OHSAS 18001 certified (occupational health and safety management system).
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
Systemic political, economic and financial crises could negatively affect our business
In recent years, several major systemic political, economic and financial crises negatively affected global business, banking and financial sectors, including the semiconductor industry and markets.
Since 2018, there have been political and trade tensions among many of the world’s major economies. These tensions have resulted in the imposition of tariff, non-tariff
trade barriers and sanctions, including export control restrictions and sanctions against certain countries and individual companies. These trade barriers and other measures have particularly impacted the semiconductor industry and related markets. Prolonged or increased use of trade barriers and such measures may result in a decrease in the growth of the global economy and the semiconductor industry, causing disturbance in global markets that often result in declines in electronic products sales from which we generate our income through our products and services. Also, any increase in the use of export control restrictions and sanctions to target certain countries and entities, any expansion of the extraterritorial jurisdiction of export control laws, or complete or partial ban on semiconductor products sales to certain entities could impact not only our ability to continue supplying products to those customers, but also our customers’ demand for our products, and could even lead to changes in semiconductor supply chains.

Conversely, measures adopted by an affected country to counter the impacts of another country’s actions or regulations could lead to significant legal liability to multinational corporations including our own. For example, the PRC Ministry of Commerce promulgated the Blocking Statute and the Provisions on the Unreliable Entity List in January 2021 and September 2020, and in furtherance of that, the “Anti-Foreign Sanctions Law” was promulgated by the PRC government on June 10, 2021 to systematize the ad hoc
sanctions imposed by the PRC government on foreign individuals and organizations that, among other matters, entitles Chinese entities incurring damages from a multinational’s compliance with foreign laws to seek civil remedies. The imposition of trade sanctions or other regulations or the loss of “normal trade relations” status with the PRC could significantly increase our production cost and harm our business. As of the date of this annual report, our current results of operations have not been materially affected by the expanded export control regulations or the novel rules or measures adopted to counteract them. Nevertheless, depending on future developments of global trade tensions, such regulations, rules, or measures may have an adverse effect on our business and operations, and we may incur significant legal liability and financial losses as a result.
Further, changes in PRC’s economic, political or social conditions or government policies could adversely impact our business and operations. Some of the governmental measures implemented by the Chinese government may help China achieve its carbon peaking and neutrality goals as well as energy and climate goals, but may have a negative effect on us or our suppliers or customers in China. For example, China has implemented the dual-control policy on energy consumption and intensity to reduce energy intensity and to limit total energy consumption and to accelerate the elimination of outdated and inefficient excess production capacity. Despite a policy tool implemented in 2016, on June 3 and August 12, 2021, the National Development and Reform Commission issued the quarterly reviews of the target achievement for the first time, with progress alerts upon provinces. On September 16, 2021, the policymaker released “The Scheme to Refine Dual-Control of Energy Intensity and Total Energy Consumption”, which clarified the overall arrangement, working principles, as well as tasks and measures of the dual control system, and drew a roadmap for the development of the dual control system. Just days after that, some provinces with “progress alerts” started to employ power rationing and production curbs. In the face of the current severe situation of dual-control of energy consumption and intensity, our suppliers or customers in China may be adversely affected. Consequently, our businesses, financial condition and results of operations may be materially and adversely affected.
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
The audit work on our PRC associate may not be inspected fully by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection and our ADSs may be delisted or prohibited from trading.
Auditors of companies that are registered with the Securities and Exchange Commission (the “SEC”) and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the Public Company Accounting Oversight Board (the “PCAOB”), and are subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess their compliance with the relevant professional standards.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the Holding Foreign Companies Accountable Act (the “HFCAA”). Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if signed into law, would amend the HFCAA and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the HFCAA. The final amendments require Commission-Identified Issuers to submit documentation to the SEC establishing that, if true, it is not owned or controlled by a governmental entity in the public accounting firm’s foreign jurisdiction. The amendments also require that a Commission-Identified Issuer that is a “foreign issuer,” as defined in Exchange Act Rule
3b-4,
provide certain additional disclosures in its annual report for itself and any of its consolidated foreign operating entities. Further, the release provides notice regarding the procedures the SEC has established to identify issuers and to impose trading prohibitions on the securities of certain Commission-Identified Issuers, as required by the HFCAA. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate registered public accounting firms headquartered in: (1) mainland China, and (2) Hong Kong.
Our auditor, PricewaterhouseCoopers, Taiwan, which is based in Taiwan, is currently subject to inspection by the PCAOB every three years. The audit work on our PRC associate is performed directly by our auditor under a temporary license issued by the Ministry of Finance of the PRC. However, our auditor is unable to provide audit working papers of the Company’s associate in China for PCAOB’s inspection without the approval of the PRC authorities. The potential inability of the PCAOB to inspect our auditor’s working paper of our PRC associate may prevent the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, investors may be deprived of the benefits of PCAOB inspections. Also, the inability of the PCAOB to fully inspect our auditor’s working paper makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to other auditors that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements. Further, if the PCAOB is not able to fully conduct inspections of our auditor’s work papers of our PRC associate, you may be deprived of the benefits of such inspection which could result in limitation or restriction to our access to the U.S. capital markets and trading of our securities may be prohibited and the NASDAQ may determine to delist our securities if the PCAOB determines that it cannot inspect or investigate our auditor under the HFCAA.
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

(3)	holders of our ADSs exercise preemptive rights in the event of capital increases; or

(4)
to the extent permitted under the Deposit Agreement and the relevant custody agreement and within the amount of depositary receipts which have been withdrawn, investors purchase our shares, directly or through the depositary, on the TWSE, and deliver our shares to the custodian for deposit into our ADR facility, or our existing shareholders deliver our shares to the custodian for deposit into our ADR facility.

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
Our Structure and History
We are a company limited by shares, incorporated on July 28, 1997, under the ROC Company Act, under the name “ChipMOS TECHNOLOGIES INC.” (“ChipMOS Taiwan”), as a joint venture company between Mosel Vitelic Inc. (“Mosel”) and Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) and with the participation of other investors. Our operations consist of the assembly and testing of semiconductors as well as gold bumping and memory module manufacturing. Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, ROC and its phone number is +886-3-577-0055 and our internet website address is “https://www.chipmos.com”. The Company listed and commenced trading on the main board of TWSE on April 11, 2014.
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
The following chart illustrates our corporate structure and our equity interest in each of our principal subsidiaries as of the date of this Annual Report on Form
20-F.

Note:
(1)
Under IFRS 10 “Consolidated Financial Statements”, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50% or we have the power to direct or cause the direction of the management and policies, notwithstanding the lack of majority ownership. In 2019, we consolidated the financial results of ChipMOS U.S.A., Inc. (“ChipMOS USA”), and ChipMOS BVI. In March 2020, we consolidated the financial results of ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”), a wholly-owned subsidiary of ChipMOS BVI.

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
Our Principal Consolidated Subsidiaries
Below is a description of our principal consolidated subsidiaries:
ChipMOS TECHNOLOGIES (BVI) LTD., or formerly known as MODERN MIND TECHNOLOGY LIMITED
ChipMOS BVI was incorporated in the British Virgin Islands in January 2002.

ChipMOS SEMICONDUCTORS (Shanghai) LTD.
ChipMOS Shanghai was incorporated in Mainland China in March 2020, which is a wholly-owned subsidiary of ChipMOS BVI. It primarily engaged in providing marketing of semiconductors and electronic related produces, for its parent company and affiliates, throughout Mainland China.
ChipMOS U.S.A., Inc.
ChipMOS USA was incorporated in the United States of America in October 1999. It is primarily engaged in providing marketing of semiconductors and electronic related produces, for its parent company and affiliates, throughout the United States of America. ChipMOS USA began generating revenue in 2001. As of December 31, 2021, ChipMOS Taiwan owned 100% of the outstanding shares of ChipMOS USA.
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
Semiconductors tested and assembled by us are used in personal computers, graphics applications such as game consoles, communications equipment, mobile products, such as cellular handsets, tablets, consumer electronic products, automotive/industry and display applications such as display panels. In 2021, 21.5% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 29.1% from assembly services for memory and logic/mixed-signal semiconductors, 30.0% from LCD, OLED and other display panel driver semiconductor assembly and testing services and 19.4% from bumping services for semiconductors, respectively.
Semiconductor Industry Trends
Growth in the semiconductor industry is largely driven by
end-user
demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. The worldwide semiconductor industry has experienced peaks and troughs over the last decade, with a severe downturn at the second half of 2018. Beginning in the fourth quarter of 2018, the semiconductor industry commenced another downturn that increased in unprecedented severity into the first half of 2019. The overall semiconductor industry commenced to recover from the downturn in the second quarter of 2019. However, as the
COVID-19
has spread across the world wide since 2020, many countries have taken extreme measures to contain the transmission, including total or partial lockdown of the infected areas, travel bans, closures of factories, among others, which disrupted the semiconductor supply chain and changed people’s lifestyle and end product demand. For example, work from home and learning from home, led the cloud storage and DDIC demand for TV/NB became stronger. Launch in new 5G smart phone also consumed multiple semiconductor components, such as PMIC, CIS, and TDDI, which tightened the capacity of 8” wafer foundry in 2021. And semiconductor for automotive is also in very serious shortage up to date. Recently, semiconductor capacity, including wafer foundry, raw material supply and OSAT, are still shortage in 2022.
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

LCD, OLED and Other Display panel Driver Semiconductor Market
Display panels are used in applications such as PC monitors, notebook computers, tables, television sets, cellular handsets and digital cameras. The end-user
demand for LCD, OLED and other display panel driver semiconductors tends to very over time. From the second half of 2017, increasing penetration rate of UHD TVs, 4K TVs stable strong demand and 8K TVs emerging resulted in increased demand for COF quantities pre TV and to high utilization level of COF assembly. However, some increasing demand of COF for tablet and Notebook panel recently by learning from home and work from home for
COVID-19
outbreak since the second quarter of 2020. Demand for middle and large panel is very strong for work from home, but supply is limited due to the capacity tightened of 8” wafer foundry in 2021. Regarding the small panel application, an integrated driver IC solution, TDDI, which was emerging for use in smart phones since second half of 2018, becomes main stream of smart phone panel in 2021. And wearable application drives OLED DDIC growth in the second half of 2021.
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

Process	Description
Circuit Design	The design of a semiconductor is developed by laying out circuit patterns and interconnections.

Wafer Fabrication	Wafer fabrication begins with the generation of a photomask, a photographic negative onto which a circuit design pattern is etched or transferred by an electron beam or laser beam writer. Each completed wafer contains many fabricated chips, each known as a die.

Wafer Probe	Each individual die is then electrically tested, or probed, for defects. Dies that fail this test are discarded, or, in some cases, salvaged using laser repair.

Process	Description
Assembly	The assembly of semiconductors serves to protect the die, facilitates its integration into electronic systems and enables the dissipation of heat. The process begins with the dicing of the wafers into chips. Each die is affixed to a leadframe-based or organic substrate-based substrate. Then, electrical connections are formed, in many cases by connecting the terminals on the die to the inner leads of the package using fine metal wires. Finally, each chip is encapsulated for protection, usually in a molded epoxy enclosure.

Final Test	Assembled semiconductors are tested to ensure that the device meets performance specifications. Testing takes place on specialized equipment using software customized for each application. For memory semiconductors, this process also includes
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
In 2022, we focus our research and development efforts in the following areas:

•	Developing 2P2M process development for Cu RDL structure.

•	Shrink copper pillar pitch to 45um for micro bump solution.

•	Implement new high conductivity thermal conductive resin for COF package solution.

•	Develop ultra fine pitch (UFP) COF assembly and testing technology.

•	Enhance Pb free ball level capability (increase thermal cycle lifetime >1000 cycles).

•	Low loss substrate development for optimized RLC match.
In 2021, we spent approximately 4.2% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of March 31, 2022, our research and development team comprised 661 persons.
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
Global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies since 2008. Since the fourth quarter of 2021, a new long term capacity secure agreement with our customer about high end wafer test for OLED and other display panel driver demand in 2022 was settled to reduce our investment risk. We also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy will assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services
The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2019	2020	2021
Testing	20.9%	21.7%	21.5%
Assembly	25.3	26.1	29.1
LCD, OLED and other display panel driver semiconductor assembly and testing revenue	34.1	30.5	30.0
Bumping	19.7	21.7	19.4

Total revenue	100.0%	100.0%	100.0%

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
Logic/Mixed-Signal.
We conduct tests on a wide variety of logic/mixed-signal semiconductors, with lead counts ranging from the single digits to over 1024 and data rate of up to 16Gbps. The semiconductors we test include high-end
audio/video codec, networking/communications, MCU, LCD related, MEMS related, DDR related and automotive electronics used for home entertainment/media center, personal computer applications, network/communication, mobile smart devices and cars. We also test a variety of application specific integrated circuits (“ASICs”), for applications such as FHD/UHD/8K LCD TV with AI functions, Smartphone, Tablet PC and Cars etc.
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

Wafer Probing.
Wafer probing is a processing stage proceeding to the assembly of semiconductors and which involves visual inspection and electrical testing to ensure the processed wafers meets our customers’ specifications. Tests are conducted using specialized equipment with software customized for each application in different temperature conditions ranging from -55 degrees Celsius to 200 degrees Celsius. Wafer probing employs sophisticated design and manufacturing technologies to connect the terminals of each chip for testing. Defect chips are marked on the surface or memorized in an electronic file, known as a mapping file, to the following facilitate subsequent process.

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
Final Testing.
Assembled semiconductors are tested to ensure that the devices meet performance specifications. Tests are conducted using specialized equipment with software customized for each application in different temperature conditions ranging from
-40
degrees Celsius to 175 degrees Celsius.
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
end-user
applications of each package.

Package	Lead- count	Description	End-User Applications
Thin Small Outline Package I (TSOP I)	48-56	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebook computers, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	44-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products

Package	Lead- count	Description	End-User Applications
Quad Flat No Lead (QFN)	8-132	Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance	Wireless communication products, notebook computers, PDAs, consumer electronics

Low-Profile Quad Flat Package (LQFP)	48
Low-profile
		and light weight package designed for ASICs, digital signal processors, microprocessors/ controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices	Wireless communication products, notebook computers, digital cameras, cordless/radio frequency devices

Small Outline Package (SOP)	8	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Multi-Chip Package (TSOP)	44-86	Our patented design for memory devices, including SRAM, DRAM and SDRAM	Notebook computers, personal computers, disk drives, audio and video products, consumer products, communication products

Flip Chip Quad Flat No Lead (FCQFN)	6-24	Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance Flip chip process is designed for better electrical performance compared to wire bonding process	Wireless communication products, notebook computers, PDAs, consumer electronics
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

Package	Connections	Description	End-User Applications
Mini BGA	24-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebook computers, wireless systems

Fine-Pitch BGA	54-126	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebook computers, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebook computers, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	8-52	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	48-153	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebook computers, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	24-345	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebook computers, global positioning systems

Flip Chip Chip-scale Package (FCCSP)	16-1500+	Better IC protection and solder joint reliability compared to direct chip attach (DCA) and chip on board (COB)	Memory, logic, microprocessor, application processor (AP), baseband (BB), solid state device, radio frequency (RF)

Package	Connections	Description	End-User Applications
Multi-Chip Hybrid Package (FC+WB)	153-345	Designed for assembly of two or more memory chips or combinations of memory and logic chips in one BGA package with both of flip chip and wire bonding	Embedded Multi Media Card (eMMC), BGA SSD

Chip on Wafer (CoW)	5-30	Integrated two different functional chips to a closer form into a compact package. Low-cost solution compared to through-silicon via (TSV)	Integrated MEMS

Land Grid Array (LGA) for FPS (finger Print Sensor)	20-52	Very thin clearance (50um) between chip & compound hard color coating with scratch resistance for protection and appearance matching of mobile devices	Security protection for mobile devices, home, notebook computer, etc.

Wafer Level Chip Scale Package (WLCSP)	6-125	WLCSP package size is almost the same as die size. Simple assembly process flow, low cost. Small package suitable to apply on hand-held 3C electronic products	Electronic Compass, audio converter, nor flash product, power control, sensor magnetometer, MEMS magnetometer, CMOS Image Sensor controller, Laser diode driver, power manager IC (PMIC)
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

•	Excellent electrical performance, very low interconnect parasitics and inductance compare to wirebond type.

•	High electrical current endurance (Cu pillar bump), ideal for high power and high speed logic solution.

•	High electrical performance (Cu pillar bump), ideal for lower return loss and higher insertion loss.

•	Reduce Bump Pitch and die size (Cu pillar bump vs. solder bump), ideal for increasing gross die/wafer.

•	Smaller package form factor by reducing the wire loop height and wire span compared to conventional wirebond package.

Package	Connections	Description	End-User Applications
FC CSP	8-1288	Superior electrical performance, smaller form factor	Power device, RF, High speed Logic device, wireless, memory or portable application
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
and OLED TV set and NB as well. In recent years, there has been an observable trend with which the average inner lead pitch of COF package went down to 23um with more than 50% of market demand. High thermal dissipation packaging technology is available for mass production. And dual IC with high thermal dissipation COF packaging technology is ready for 8K TV market. 18um/16um inner lead pitch
2-metal
layer COF package is in development for coming AR/VR gear requirement. And we can test display driver semiconductors with frequency up to 4Gbps and 6.5Gbps to fulfill high speed data rate requirement. For automotive application, low temperature COF package testing technology is developed.
The following diagram presents the basic components of
1-metal
layer COF and
2-metal
layer COF:

The COF process involves the following steps:

Chip Probing	Screen out the defect chips which fail to meet the device spec.

Wafer Lapping/Polish Laser Grooving	Wafers are grounded or with polish to their required thickness. Application in wafer within Low-K material to reduce chipping of chips during dicing process.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for inner lead bonding process.

Inner Lead Bonding	An inner lead bonding machine connects the chip to the printed circuit tape.

Potting	An underfill process to fill resin to protect the inner lead and chip.

Potting Cure	The potting cure process matures the resin used during the potting oven with high temperatures.

Marking	A laser marker is used to provide product identification.

Final Testing	To verify device spec. within electrical testing after assembly process.

Taping	To attach heat sink/spreader or stiffener material onto COF package.

Inspection and Packing	Each individual die with tape is visually or auto inspected for defects. The dies are packed within a reel into an aluminum bag after completion of the inspection process.

Chip-on-Glass
(COG) Technology
COG technology is an electronic assembly technology that is used in assembling display driver semiconductors including TV/monitor, mobile and wearable products. Compared to the traditional bonding process for COF, the new COG technology requires lower bonding temperature. In addition, the COG technology reduces assembly cost as it does not use tapes for interconnection between the LCD, OLED panel and the printed circuit board. The major application of COG products is on
TFT-LCD
and AMOLED display of smart phone and automotive market, it integrates source, gate driver of display driver IC (DDIC) and TDDI or timing Controller IC into one chip, so the output channel is higher than COF products. For the market trend of thinner smartphone, 150um in IC thickness is released for mass production and much thinner IC thickness is in development.
The COG assembly process involves the following steps:

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
Gold bumping technology, which is in high demand for LCD driver ICs. This and stronger TDDI demand resulted in higher utilization levels in 2019. In 2020 to date, continued growth has been led by emerging demand strength in OLED displays. We expect this demand trend will be supported by rapid adoption in smart phones and positive user experience. Increased chip size design for RAM capacity contributes production capacity of twelve-inch wafers. Gold bumping technology is characterized by providing the best solution for fine-pitch chips to meet the highly efficient production requirement display panel. In 2021, we increased gold bumping wafer shipments resulting from demand for of high refresh rate panel, 5G mobile, gaming monitor, 8K display and automotive infotainment applications. In 2022, ChipMOS aims to develop VR/AR wearable devices for metaverse application opportunity. Meanwhile, medical, automotive and integration TDDI products are still our main business goal.

•	RDL technology
As high speed, high performance and high accuracy requirement, many electronic devices need the capability of transferring higher current. By using
Re-distribution
layer (RDL) technology which can relocate to the PKG wire bonding position where necessary. ChipMOS can provide several electroplating metal thickness based on customer design request, including 2P1M, 2P2M and 3P2M structures. The min. Line/space of RDL could be 5um / 5um that makes integration of MCP and SIP achievable.

•	Cu/Solder Family (WLCSP, Lead free solder plating and Cu Pillar)
We believe that consumer electronics are driving the application growth of these processes. From small wearable gadgets, NOR flash applications, power devices to emerging AIoT/AI development are all included. We expanded our bumping factory line capacity toward the consumer market and we expect this to continue to deliver good performance. Through 12” WLCSP process for NOR flash to provide a thinner and smallest chip size for TWS (True Wireless Stereo) application is a success case recently. Now, Copper pillar and flip chip solution is another packaging solution for this application. Fine pitch Copper pillar is an effective way to increase interconnection densities. The typical Copper pillar height is 50~70 um, further development is micro bump, which reducing Copper pillar size and height. Copper pillar also offers advantages with respect to better electrical and thermal conductivity, as well as increasing electromigration resistance and current carrying capability.

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
The number of our customers as of March 31 of 2020, 2021 and 2022, respectively, was 75, 75 and 78. Our top 15 customers in terms of revenue in 2021 were (in alphabetical order):
Asahi Kasei Microdevices Corporation
Chipone Technology (Beijing) Co., Ltd.
Elan Microelectronics Corp.
Elite Semiconductor Microelectronics Technology Inc.
Himax Technologies, Inc.
ILI Technology Corporation
Integrated Circuit Solution Inc.
Macronix International Co., Ltd.
MediaTek Inc.
Micron Technology, Inc.
Novatek Microelectronics Corp.
Phison Electronics Corp.
Raydium Semiconductor Corporation
Synaptics Incorporated
Winbond Electronics Corporation
In 2019, our top three customers accounted for approximately 23%, 12% and 10% of our revenue, respectively. In 2020, our top three customers accounted for approximately 22%, 12% and 10% of our revenue, respectively. In 2021, our top three customers accounted for approximately 21%, 10% and 9% of our revenue, respectively.
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

	Year ended December 31,
	2019	2020	2021
Taiwan	78%	80%	79%
Japan	9	5	6
Singapore	7	8	6
PRC	4	5	7
Others	2	2	2

Total	100%	100%	100%

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
Sales and Marketing
We maintain sales and marketing offices in Taiwan, the United States and Mainland China. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Singapore, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD, OLED and other display panel driver semiconductors in Japan, Korea, Taiwan, Hong Kong and Mainland China. As of March 31, 2022, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 35 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

•	actively participate in the design process at the customers’ facilities;

•	resolve customer assembly and testing issues; and

•	promote timely and individualized resolutions to customers’ issues.
We conduct marketing research through our
in-house
customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. Furthermore, we do product and system bench marking analysis to understand the application and assembly technology evolution, such as analysis on mobile handsets and Tablet, PC, wearable products. In addition, we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop assembly and testing services for their new products. Sale will cowork with internal technology expert to work closely with our customers as project kick off. We provide full turnkey service (from design-in
stage/design for bumping and assembly/design for testing services) to achieve design for mass production for new products. These
“co-development”
or “sponsorship” projects can be critical when customers seek large-scale, early market entry with a significant new product.
Research and Development
To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2019, 2020 and 2021, we spent approximately NT$1,008 million, or 5.0%, NT$1,016 million, or 4.4% and NT$1,139 million (US$41 million), or 4.2%, respectively, of our revenue on research and development. We intend to sustain these efforts.
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
burn-in
technology. Our projects include:

•	Ramped up high frequency testing capability of LCD, OLED and other display panel driver semiconductors;

•	Developing full temperature range (-40ºC~125ºC) of FT testing for automotive products;

•	Built up 12” fine pitch COF assembly capability for less than 18um inner lead pitch products;

•	Developing more flexible COF tape assembly for full-screen display application;

•	Developing “wafer level probing on copper pillar bump for 300mm wafers”; and

•	Developing centralized server test control system.
In assembly and bumping areas, our research and development efforts were directed to:

•	Au height reduction, as part of cost reduction drive, 10um bump height COF package and 8um bump height COG package was released for production;

•	Wafer-level chip scale packaging and 3P2M Cu RDL processes;

•	Fine-pitch Cu RDL process for WLCSP and RDL products;

•	Flip-chip CSP for DRAM and mixed-signal application;

•	3P/2M Cu pillar bumping for 300mm wafers high pin count products;

•	Developing fine pitch Cu RDL line width and space with 4um/4um for advanced re-distribution layer device design requirement;

•	Shrink ball size with ball mount technology and combine thinner wafer grind thickness to achieve thin WLCSP requirement;

•	Dual/Multi-chip assembly and module of flash products for SSD and eMMC applications;

•	Hybrid package by integration of wire binding & flip-chip process with passive components to offer total solution for UFS device;

•	DBG/SDBG implementation to enhance the capability of ultra-thin wafer lapping and dicing capabilities for stacked-die chip scale package;

•	Advanced thin core/core-free, flex substrate solutions for thin and flip chip packages;

•	2-metal layers COF assembly and COF SMT capabilities;

•	Qualified thermally enhanced COF and MCB COF and released for manufacturing;

•	Double-sided Heat Sink/ High conductivity material development is applied in thermal packaging services for high-resolution panels; and

•	Source & Gate ICs integrated technology development is used in product applications with narrow border panels.
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

Since 2013,
in-process
engineering advancement allowed us to extend our wirebond technology to service MEMS products. To further achieve cost reduction, alloy wire and 0.6 mil Au wirebond processes were also developed. In 2018, we continued to work on the expansion of multi-chip NAND packages offerings, and 12” fine pitch COF assembly capability. Capability of handling miniature molded packages has been extended to 1x1 mm size and various improvements will also be made in production equipment to enhance throughput and efficiency. In 2019, we launched SDBG technology to implement multi-chip assembly and module of flash products for NAND Flash applications.
As of March 31, 2022 we employed 661 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.
We maintain laboratory facilities capable for materials and electrical characterizations to support production and new product development. Computer simulation is used to validate both mechanical and electrical models in comparison to measurement results. Enhancement of Shadow Moiré and Micro Moiré equipment was carried out to support MCP and flip chip package warpage and residue stress characterization. We also setup up mold flow simulation capability to predict assembly risk. In Advanced Packaging Lab, rheology measurement capability and high frequency electric simulation capability were established, aimed at expanding capability for material selection and inspection to support flip chip introduction and various resin characterizations. An analytical laboratory has been built out in our bumping line providing timely support to manufacturing operations.
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
As of March 31, 2022, we employed 53 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor assembly and test processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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
IATF 16949 certification system seeks to integrate quality management standards into the operation of a company and emphasizes the supervision and measurement of process and performance. An ISO 9001 certification is required by many countries for sales of industrial products.
In addition to the quality management system, we also earned the 1998 QC Group Award from The Chinese Society of Quality, which is equivalent to the similar award from the American Society of Quality and certified ISO17025 in 2000. In 2003, ChipMOS passed SONY Green Partner (Tier 2) certification through its ProMOS channel, and in 2009, ChipMOS obtained SONY Green Partner (Tier 1) certification due to its direct business relationship with SONY. Our laboratories have also been awarded Chinese National Laboratory accreditation under the categories of reliability test, electricity and temperature calibration.
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
As a result of our ongoing focus on quality, in 2021, we achieved monthly assembly yields of an average of 99.91% for our memory and logic/mixed-signal assembly packages, 99.98% for our COF packages, 99.97% for our COG packages and 99.96% for our bumping products (including gold bump, RDL and WLCSP). The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to lead frames or organic substrate.
Raw Materials
Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD, OLED and other display panel driver semiconductor assembly and testing process include gold, carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 18%, 20% and 20% of our revenue in 2019, 2020 and 2021, respectively.
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
Intellectual Property
As of March 31, 2022, we held 301 patents in Taiwan, 123 patents in the United States, 192 patents in Mainland China and 1 patent in the United Kingdom and 2 patents in Korea and Japan, respectively, relating to various semiconductor assembly and testing technologies. These patents will expire at various dates through to 2041. As of March 31, 2022, we also had a total of 30 pending patent applications in Taiwan, and 51 in Mainland China. In addition, we have registered “ChipMOS” and its logo as trademarks in Taiwan, the United States, Mainland China, Singapore, Hong Kong, Korea, Japan, the United Kingdom and the European Community.
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
Government Regulations
As discussed above under “—Intellectual Property”, governmental regulation of our intellectual property may materially affect our business. The failure to protect our property rights would deprive us of our ability to stay competitive in the semiconductor industry. Our intellectual property rights are protected by the relevant patent and intellectual property agencies of the European Community, the United Kingdom, the United States, Mainland China, Singapore, Hong Kong, Korea, Japan and Taiwan.
Environmental and Climate Change Matters
Semiconductor testing does not generate significant pollutants. The semiconductor assembly and gold bumping process generate stationary acid, alkali and VOC pollutions, principally at the plating and etching stages. Water waste is produced when silicon wafers are ground thinner, diced into chips with the aid of diamond saws and cleaned with running water. In addition, excess materials, either on leadframes or molding process, are removed from assembled semiconductors in the trimming and de-junking
processes, respectively. We have various treatment equipment for wastewater and air pollutants at our assembly and bumping facilities. Since 2001, we have adopted certain environmental friendly production management systems, and have implemented certain measures intended to bring our all processes in compliance with the Restriction of Hazardous Substances Directive/EC issued by the European Union and our customers. We believe that we have adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Taiwan. In addition, we believe we are in compliance in all material respects with current environmental laws and regulations applicable to our operations and facilities.

All of our facilities in Taiwan have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the ISO45001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei, Hukou, Hsinchu Industrial Park and Southern Taiwan Science Park have won numerous awards including “Green Factory Label” from 2013 to 2020, “Enterprises Environmental Protection Gold Grade Award” in 2018 and 2019, “Occupational Safety and Health Excellent Award” in 2016, 2017 and 2021, “Green Building Label” in 2014 and 2017 up to now. We are also certified the “Health Promotion Awards” from 2012 to 2024. We continue to encourage our employees to participate in community environmental campaigns and better environmental friendly practices.
We will continue to enhance related management to reduce industrial waste, save energy and control pollution. For products in conformity with Green Product Requirement, the Company obtained Green Partner certification from Sony Corporation of Japan. Furthermore, we passed QC 080000 certification and “Greenhouse Gas Verification Statement” (“ISO
14064-1”)
from 2013 until now. We further confirmed many products’ CFP “Carbon Footprint Verification Statement” (“ISO 14067”) and WFN “Water Footprint Verification Statement” (“ISO 14046”). At the same time, Tainan and Hsinchu plants passed the certification of energy management system (“ISO 50001”) in 2014 and 2017 up to now. For materials management, we passed the “Material Flow Cost Accounting (MFCA, ISO 14051)” to reduce the loss. Our policy is to pay attention to the environment issues by standardizing on green, environmental friendly products, cleaner process and enhance supplier chain management to meet ChipMOS’ Corporate Social Responsibilities.
As an enterprise, ChipMOS understands the importance of carrying out environmental protection in action. By referencing the Task Force on Climate-related Financial Disclosures (“TCFD”) framework developed by the Financial Stability Board (“FSB”) and began in 2021, we have identified the management needed over risks and opportunities associated with climate change, and further attained a comprehensive overview on the effects of climate change.
Besides depleting the Earth of her resources, energy consumption also generates carbon dioxide, leading to greenhouse effects. Hence, effective energy use will help to mitigate impacts on the environment. Due to the nature of the technology industry, ChipMOS is classified as one of the major electricity consumers per regulations from the Bureau of Energy, MOEA. Upholding our principle of treasuring energy consumption, we began to systematically initiate energy conservation actions in 2012. We continue to introduce various energy efficient technologies and facilities, and on top of Tainan fab’s voluntary introduction of ISO 50001 Energy Management System in 2014, Hsinchu fab also achieved the ISO 50001 Energy Management System certification in 2017. We actively promoted the use of renewable energy sources in 2020 and built solar power generation facilities to continuously increase the consumption ratio of renewable energies.
Environmental, Social and Governance (“ESG”) Initiatives and Sustainable Development Goals (“SDGs”) Linkings
Upholding the mission for ethical and integrity, environmental friendliness, and caring for disadvantaged groups, ChipMOS has formulated substantial implementation objectives for economic, environmental and social aspects, and to actively create a sustainable future. ChipMOS’s Corporate Social Responsibility Best Practice Principles was approved by the Board of Directors in 2013 (renamed as Sustainability Development Principles since February 2022), and CSR committee was established in 2014.
ChipMOS formulates sustainability vision by integrating sustainability policy, organizational vision, and core missions, and inspects the vision’s link to the United Nations’ SDGs. Senior executives in the management team are committed to being aligned with the SDGs and adopted the SDGs. Each organization within ChipMOS has set SDGs as important references in setting annual sustainability goals based on their respective management strategies.
We have launched sustainable actions for all aspects during our business management, including: continuing to enhance corporate governance, complying with ethical management and being committed to the R&D and innovation of core technologies to realize our commitment and responsibilities to employees; and actively invest in green production to reduce harmful effects on the environment during production processes and continuing to enhance resource utilization efficiency to protect the environment. Internally, we persist in the protection and care for employees’ health and welfare while striving in employee development and assisting in their career development. Externally, we are deeply engaged in environmental sustainability and social welfare.

Green Production and Green Manufacturing
Global warming and climate change have become phenomenon that enterprises around the world need to address. ChipMOS continues to follow the Paris Agreement and strives to increase the use of renewable energy and improve the efficiency of energy use on the basis of strengthening adaptation to climate change, so as to reducing greenhouse gases and controlling global temperature rise, on top of enhancing adaptability to climate change. ChipMOS is committed to building solar power generation system up to 8% of the contracted power generation in 2023, planning various energy saving goals and achieve a company-wide energy saving rate more than 1%, and implementing products’ Carbon and Water Footprint and Material Flow Cost Accounting and more. Through reducing consumption and carbon emissions, we hope to reduce the impacts on the environment. At the same time, we also continue to educate employees to enhance their awareness for environmental protection. These efforts have also been extended to our suppliers and stakeholders as we hope to work collectively to become a low-carbon,
energy-saving, and green enterprise.
Employee Value and Talent Developing
We are committed to equality and strive to provide equal employment opportunities. We protect the rights of our workers and respect every employee, and we have created a positive and friendly workplace environment. ChipMOS has set up comprehensive talent development framework and system and invested sufficient resources toward the training for Leadership, Technology, General Management, Quality, and for Newcomer Orientation. At the same time, talent development strategies have also been formulated to achieve talent development goals.
Long-Term Customer Partnerships
ChipMOS promises that products and services delivered to customers can meet their needs, are competitive, and are served on a timely basis. Upholding the principle of customer service, we provide comprehensive products and services from a customer oriented perspective with the aim of becoming their trusted, long-term partners.
Social Inclusion and Local Community Partnership
Founded on the visions of environmental sustainability and social care, ChipMOS focuses on the four dimensions of “Environmental Friendliness”, “Giving Back to the Community”, “Care for the Disadvantaged”, and “Talent Development”, to spread love to each and every corner of the society along with our colleagues, and to exert greater impacts through ChipMOS’s social engagement and actions.
Corporate Governance
ChipMOS has established the corporate governance structure and formulated good governance system, abides by legal regulations and ethical management to ensure the Company’s robust operations and growth in line with its Articles of Incorporation, Corporate Governance Best Practice Principles and applicable laws and regulations. We strengthen supervision and management over the Company’s operations through the Board of Directors and are committed to protecting the rights and interests of shareholders and all other stakeholders. We actively communicate and interact with stakeholders, continue to enhance information transparency and fulfill sustainable development, which are also the key developments promoted by corporate governance.
We will continue to strengthen corporate governance management, including protecting shareholders’ rights and interests, strengthening the Board of Directors’ operations, strengthening risk management in internal control, enhancing information transparency, and fulfilling corporate social responsibility. These practices will help us to actively enhance the standard of corporate governance and the stakeholders’ understanding of our policy implementations and their results.
For further information on our ESG initiatives and SDGs linking, please see our annual Corporate Social Responsibility Reports (will be renamed as Sustainability Report in 2022), which are available on our website at https://www.chipmos.com/english/csr/ report.aspx. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.
Insurance
We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for the Company is approximately NT$108,681 million.

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
The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of March 31, 2022.

Location of Facility	Primary Use	Floor Area (m 2 )	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,166	10 steppers 19 sputters 324 testers

Hsinchu Industrial Park	Testing	25,864	104 testers 27 burn-in ovens

Hsinchu Science Park	Testing	31,168	186 testers 53 burn-in ovens

Southern Taiwan Science Park	Assembly/Testing	166,833	968 wire bonders 113 inner-lead bonders 630 testers
Equipment
Testing of Memory and Logic/Mixed-Signal Semiconductors
Test equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors test business. Upon the acquisition of new test equipment, we install, configure, calibrate and perform burn-in
diagnostic tests on the equipment. We also establish parameters for the test equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of March 31, 2022, we operated 614 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturers Advantest Corporation.
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

Assembly of Memory and Logic/Mixed-Signal Semiconductors
The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of March 31, 2022, we operated 968 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.
Gold Bumping, Assembly and Testing of LCD, OLED and Other Display Panel Driver Semiconductors
We acquired
TCP-related
equipment from Sharp to begin our
TCP-related
services. We subsequently purchased additional
TCP-related
testers from Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp. As of March 31, 2022, we operated 10 steppers and 19 sputters for gold bumping, 113 inner-lead bonders for assembly and 630 testers for LCD, OLED and other display panel driver semiconductors. We are currently in the process of purchasing additional test equipment. The test equipment can be used for the COF and COG processes, while the inner-lead bonders are only used in the COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the COF processes.

Item 4A.	Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review and Prospects
This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form
20-F.
Overview
We provide a broad range of
back-end
assembly and testing services. Testing services include wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. We also offer WLCSP products and turn-key
flip chip assembly and testing services using variety of leadframe and organic substrate carries. In addition, we provide gold bumping, reel to reel assembly and testing services for LCD, OLED and other display panel driver semiconductors by employing COF and COG technologies. Our copper bumping technology supports non-driver
type of products, such as RDL, copper pillar, WLCSP etc. In 2021, our consolidated revenue was NT$27,400 million (US$988 million) and our profit for the year attributable to equity holders of the Company was NT$4,937 million (US$178 million).
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
The current generation of advanced testers typically cost between US$0.7 million and US$1.1 million each, while die bonders used in assembly typically cost approximately US$270 thousand each wire bonders in assembly cost approximately US$67 thousand each and package saw in assembly cost approximately US$750 thousand each and WB plating cost approximately US$4.5 million each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our assembly and testing services, resulting in an increase in depreciation expenses relative to revenue. In particular, the capacity utilization rates for our LCD, OLED and other display panel driver semiconductors assembly and testing equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house
testing capacity than
in-house
assembly capacity.
Highly Cyclical Nature of the Semiconductor Industry
. The worldwide semiconductor industry has experienced peaks and troughs over the last decade. The overall outsourced assembly and testing services for memory semiconductors increased gradually since third quarter of 2019. And the average market price of large TV panel declined since third quarter of 2019 that also reflect the softer demand of TV panel drivers.
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
Change in Product Mix
. Increased average selling prices of DDIC and memory assembly service in the fourth quarter of 2020 and the first half of 2021 had increased our average selling price and partially offset by a change in our revenue mix. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins and developing and offering new technologies in testing and assembly services, in order to mitigate the effects of declining average selling prices for our services on our ability to attain profitability.
Recent Acquisitions
On April 2, 2019, the board of directors of the Company adopted a resolution to dispose of 9,100,000 common shares, or 9.1% equity investment in associate JMC ELECTRONICS CO., LTD. (“JMC”). The disposal was carried out on the public market and completed on April 8, 2019. We continue to own 8.3 million common shares of JMC, representing 10.0% of the total shares outstanding. The Company retains significant influence by holding one seat in JMC’s Board of Directors.
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

	Year ended December 31,
	2019	2020	2021	2021
	NT$	NT$	NT$	US$
	(in millions)
Testing	$4,257.8	$5,002.7	$5,899.6	$212.6
Assembly	5,148.9	6,002.0	7,963.7	287.1
LCD, OLED and other display panel driver semiconductor assembly and testing	6,922.2	7,023.0	8,211.1	296.0
Bumping	4,009.0	4,983.7	5,325.6	192.0

Total	$20,337.9	$23,011.4	$27,400.0	$987.7

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

Most of our customers do not place purchase orders far in advance and our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. We have strategically entered into long-term capacity agreements with some of our customers. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). As part of our strategy, we intend to continue entre into additional long-term capacity agreements as well as focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy would assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers. Depending on customer demands, market conditions and other considerations, we remain to be focused on expansion of our operations with possible future long-term capacity agreements.
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
Related Party Revenues
In 2019, 2020 and 2021, all less than 1%, respectively, of our net revenue were derived from related parties. We believe that our transactions with related parties were entered into on an arm’s length basis as discussed in the preceding paragraph. See “Item 7. Major Shareholders and Related Party Transactions” for more information concerning our related party transactions.
Geography and Currency
The majority of our revenue is generated from customers headquartered in Taiwan, which represented 78%, 80% and 79% of our revenue in 2019, 2020 and 2021, respectively. We also generate revenue from customers in Singapore, Japan and other countries. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 43 to our consolidated financial statements contained in this Annual Report on Form
20-F
and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Market Risks—Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.
Cost of Revenue and Gross Profit
Our cost of revenue consists primarily of the following: depreciation expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipment, utilities expenses and inventory supplies. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of assembly and testing equipment and facilities. As of March 31, 2022, we had 1,244 testers, 80 burn-in
ovens, 968 wire bonders, 113 inner-lead bonders, 10 steppers and 19 sputters. We use inner-lead bonders for the assembly of LCD, OLED and other display panel driver semiconductors using COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.
Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 71% in 2019, 78% in 2020 and 83% in 2021. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 72% in 2019, 83% in 2020 and 85% in 2021. Our average capacity utilization rate for LCD, OLED and other display panel driver semiconductor assembly and testing was 74% in 2019, 76% in 2020 and 80% in 2021. In addition, our average capacity utilization rate for bumping was 74% in 2019, 82% in 2020 and 85% in 2021.
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
The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2019	2020	2021	2021
	NT$	NT$	NT$	US$
	(in millions)
Gross profit:
Testing	$1,033.9	$1,651.0	$2,188.0	$78.9
Assembly	172.0	533.3	1,370.1	49.4
LCD, OLED and other display panel driver semiconductor assembly and testing	2,133.0	1,996.3	2,725.9	98.2
Bumping	587.2	851.6	970.0	35.0

Total	$3,926.1	$5,032.2	$7,254.0	$261.5

Gross profit margin:
Testing	24.3%	33.0%	37.1%	37.1%
Assembly	3.3	8.9	17.2	17.2
LCD, OLED and other display panel driver semiconductor assembly and testing	30.8	28.4	33.2	33.2
Bumping	14.6	17.1	18.2	18.2
Overall	19.3%	21.9%	26.5%	26.5%
Operating Expenses
Sales and Marketing
Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations and other marketing expenses, salary expenses for sales and marketing personnel, professional service fees and service support expenses.
General and Administrative
General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, depreciation expenses, tax and duty fee, bad debt provision and other corporate expenses. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations.
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
Other Income (Expenses), Net
Our other income principally consists of gain on disposal of scrapped materials, royalty income, gain on disposal of items purchased on behalf of others, gain on disposal of property, plant and equipment and gains from lease modifications.
Our other expenses principally consist of impairment loss on property, plant and equipment.
Other Income
Our other income principally consists of rental income, dividend income and grant income.
Other Gains and Losses
Our other gains principally consists of foreign exchange gain, reimbursement of ADSs service charge, gain on valuation of financial assets at fair value through profit or loss and compensation income.
Our other losses principally consist of foreign exchange losses.

Profit for the Year Attributable to Equity Holders of the Company
Our profit for the year attributable to equity holders of the Company were NT$2,509 million, NT$2,379 million and NT$4,937 million (US$178 million) in 2019, 2020 and 2021, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.
Results of Operations
The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income.

	Year ended December 31,
	2019		2020		2021
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage
	(in millions, except percentage)
Revenue	$20,337.9	100.0%	$23,011.4	100.0%	$27,400.0	$987.7	100.0%
Cost of revenue	(16,411.8)	(80.7)	(17,979.2)	(78.1)	(20,146.0)	(726.2)	(73.5)

Gross profit	3,926.1	19.3	5,032.2	21.9	7,254.0	261.5	26.5
Operating expenses	(1,561.9)	(7.7)	(1,601.3)	(7.0)	(1,817.2)	(65.5)	(6.7)
Other income (expenses), net	92.9	0.5	135.6	0.6	125.6	4.5	0.5

Operating profit	2,457.1	12.1	3,566.5	15.5	5,562.4	200.5	20.3
Non-operating income (expenses), net	565.2	2.7	(593.1)	(2.6)	473.2	17.1	1.7

Profit before income tax	3,022.3	14.8	2,973.4	12.9	6,035.6	217.6	22.0
Income tax expense	(513.7)	(2.5)	(594.4)	(2.6)	(1,098.3)	(39.6)	(4.0)

Profit for the year	$2,508.6	12.3%	$2,379.0	10.3%	$4,937.3	$178.0	18.0%

Total comprehensive income for the year	$2,381.3	11.7%	$2,494.3	10.8%	$5,021.5	$181.0	18.3%

The following table sets forth, for the periods indicated, earnings per common share and ADS.

	Year ended December 31,
	2019	2020	2021	2021
	NT$	NT$	NT$	US$
Earnings per share—basic	$3.45	$3.27	$6.79	$0.24
Earnings per share—diluted	3.40	3.23	6.65	0.24
Earnings per equivalent ADS—basic	69.00	65.42	135.78	4.89
Earnings per equivalent ADS—diluted	68.06	64.57	132.93	4.79
Weighted average number of shares outstanding (in million shares):
Basic	727.1	727.2	727.2	727.2
Diluted	737.1	736.9	742.9	742.9
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
. Our revenue increased by NT$4,389 million, or 19%, to NT$27,400 million (US$988 million) in 2021 from NT$23,011 million in 2020.
Revenue from testing services increased by NT$896 million, or 18%, to NT$5,899 million (US$213 million) in 2021 from NT$5,003 million in 2020, principally due to the increased customer demand and average selling prices for our service.
Revenue from assembly services increased by NT$1,962 million, or 33%, to NT$7,964 million (US$287 million) in 2021 from NT$6,002 million in 2020, primarily as a result of the increased customer demand and average selling prices for our services.
Revenue from LCD, OLED and other display panel driver semiconductor assembly and testing services increased by NT$1,188 million, or 17%, to NT$8,211 million (US$296 million) in 2021 from NT$7,023 million in 2020. This increase was principally as a result of an increase in average selling price for LCD, OLED and other display panel products and customer demand.

Revenue from bumping services increased by NT$343 million, or 7%, to NT$5,326 million (US$192 million) in 2021 from NT$4,983 million in 2020. This increase was principally due to the increased average selling prices for our services.
See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and testing capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.
Cost of Revenue and Gross Profit
. Cost of revenue increased by NT$2,167 million, or 12%, to NT$20,146 million (US$726 million) in 2021 from NT$17,979 million in 2020, primarily due to the increase of direct material expense, depreciation expenses, employee benefit expenses, direct labor expense, utilities expense, expendable equipment, operating supplies expense and inventories supplies of NT$810 million (US$29 million), NT$440 million (US$16 million), NT$317 million (US$11 million), NT$214 million (US$8 million), NT$89 million (US$3 million), NT$82 million (US$3 million), NT$80 million (US$3 million) and NT$53 million (US$2 million), respectively.
Our gross profit increased to NT$7,254 million (US$262 million) in 2021 from NT$5,032 million in 2020. Our gross margin was 26.5% in 2021, compared to 21.9% in 2020.
Our gross profit margin for testing services increased to 37.1% in 2021 from 33.0% in 2020, primarily due to the increase in revenue resulted from the increased customer demand and average selling prices for our service.
Our gross profit margin for assembly services increased to 17.2% in 2021 from 8.9% in 2020, primarily due to the increase in revenue resulted from the increased customer demand and average selling prices for our services.
Our gross profit margin for LCD, OLED and other display panel driver semiconductor assembly and testing services increased to 33.2% in 2021 from 28.4% in 2020, primarily due to the increase in revenue resulted from the increased in average selling price for LCD, OLED and other display panel products and customer demand.
Our gross profit margin for bumping services increased to 18.2% in 2021 from 17.1% in 2020, primarily due to the increase in revenue resulted from the increased average selling prices for our services.

	Year ended December 31,
	2019	2020	2021	2021
	NT$	NT$	NT$	US$
	(in millions)
Sales and marketing expenses	$56.1	$57.0	$73.9	$2.6
General and administrative expenses	498.2	528.8	604.1	21.8
Research and development expenses	1,007.6	1,015.5	1,139.2	41.1

Total operating expenses	$1,561.9	$1,601.3	$1,817.2	$65.5

Sales and Marketing Expenses
. Sales and marketing expenses increased by NT$17 million, or 30%, to NT$74 million (US$3 million) in 2021 from NT$57 million in 2020, primarily due to the increase of employee benefit expenses and freight-out
expense.
General and Administrative Expenses
. General and administrative expenses increased by NT$75 million, or 14%, to NT$604 million (US$22 million) in 2021 from NT$529 million in 2020, primarily due to the increase of employee benefit expenses, depreciation expense and professional service fee.
Research and Development Expenses
. Research and development expenses increased by NT$123 million, or 12%, to NT$1,139 million (US$41 million) in 2021 from NT$1,016 million in 2020, primarily due to the increase of employee benefit expenses and depreciation expense and partially offset by the decrease of R&D material expenses and utilities expenses.
Other Income (Expenses), Net
. Other operating income, net decreased by NT$10 million, or 7%, to NT$126 million (US$5 million) in 2021 from NT$136 million in 2020, primarily due to the decrease of gain on disposal of property, plant and equipment, gain on disposal of items purchased on behalf of others and increase of impairment loss on property, plant and equipment and partially offset by the increase of the income from waste recycling and sale of idle assets in 2021.

	Year ended December 31,
	2019	2020	2021	2021
	NT$	NT$	NT$	US$
	(in millions)
Interest income	$64.4	$27.8	$10.0	$0.4
Other income	10.7	21.2	34.5	1.2
Other gains and losses	(148.4)	(323.3)	(65.8)	(2.4)
Financial costs	(180.2)	(171.5)	(131.2)	(4.7)
Share of (loss) profit of associates and joint ventures accounted for using equity method	(154.9)	(147.3)	625.7	22.6
Gain on disposal of investment accounted for using equity method	973.6	—	—	—

Total non-operating income (expenses), net	$565.2	$(593.1)	$473.2	$17.1

Non-Operating Income (Expenses), Net
Non-operating
income, net increased by NT$1,066 million, or 180%, to NT$473 million (US$17 million) in 2021 from non-operating
expense, net of NT$593 million in 2020, primarily due to the increase of share of profit of associates and joint ventures accounted for using equity method NT$773 million (US$28 million) and decrease of foreign exchange losses of NT$266 million (US$10 million) and interest expense of NT$41 million (US$1 million).
Profit before Income Tax
. As a result of the foregoing, profit before income tax increased by 103% to NT$6,036 million (US$218 million) in 2021 from NT$2,973 million in 2020.
Income Tax Expense
. We had an income tax expense of NT$1,098 million (US$40 million) in 2021 compared to income tax expense of NT$594 million for 2020, primarily due to the increased of the profit before income tax and partially offset by the increase of tax benefits caused by investment deductions in 2021.
Profit for the Year Attributable to Equity Holders of the Company
. As a result of the foregoing operations, the profit for the year attributable to the Company was NT$4,937 million (US$178 million) in 2021, compared to NT$2,379 million in 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
For a detailed description of the comparison of our operating results for the year ended December 31, 2020 to the year ended December 31, 2019, please refer to “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” of our annual report on Form
20-F
filed with the Securities and Exchange Commission on April 20, 2021.
Critical Estimates, Judgements or Assumptions
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
Revenue recognition
We recognize revenue from services based on the progress towards completion of performance obligation during the service period. The progress towards completion on assembly services, services for LCDD and Bumping are measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. We provide assembly and testing services based on customer’s specification, thus, the input costs incurred to assembly and testing volume completed in testing services are not linear over the duration of these services. Customer payment on assembly and testing services is based on predetermined payment schedule. A contract asset is recognized when the Group provides services in excess of customer’s payment. As of December 31, 2020 and 2021, the amounts of contract assets recognized were NT$389 million and NT$400 million (US$14 million), respectively.

Senior Management’s Discussion with the Audit Committee
Our management has discussed the critical accounting estimates, judgements or assumptions described above with the audit committee of our board of directors and the audit committee has reviewed our disclosure relating to the critical accounting estimates, judgements or assumptions in this section.
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
Liquidity and Capital Resources
Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term bank loans and cash flow from operations. As of December 31, 2021, our primary sources of liquidity were cash and cash equivalents of NT$5,906 million (US$213 million), short-term bank loans of NT$5,277 million (US$190 million) available to us in undrawn facilities, which have expired or will expire from March 2022 to November 2022, and long-term bank loans of NT$8,777 million (US$316 million) available to us in undrawn facilities, which will expire from May 2023 to December 2023. We have taken the following steps to meet our liquidity, capital spending and other capital needs.
In May 2018, the Company obtained a syndicated loan facility from banks in Taiwan in the amount of NT$12 billion for a term of five years, which was used to repay the existing debt of financial institutions and broaden the Company’s working capital. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations” for additional information.
On January 1, 2019, MOEA implemented the “Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan” and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 to November 2021 with the line of credit amounted to NT$14.64 billion (US$528 million) and terms from seven to ten years. As of the issue date of this report, the Company has used NT$9,463 million (US$341 million) of the credit line.
The following table summarizes our contractual obligations and commitments as of December 31, 2021, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Short-term bank loans (1)	$734	$734	$—	$—	$—
Long-term bank loans (1)	9,766	115	2,818	4,568	2,265
Lease liabilities (1)	1,048	182	120	54	692
Capital commitments	2,629	2,629	—	—	—

Total contractual cash obligations	$14,177	$3,660	$2,938	$4,622	$2,957

Note:
(1) Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2021, level throughout all relevant periods.
In addition to the commitments set forth in the contractual obligations table above, we have certain outstanding purchase orders relating to the procurement of raw materials for which there are no definite delivery dates or deadlines

Liquidity
The following table sets forth our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2019	2020	2021	2021
	NT$	NT$	NT$	US$
	(in millions)
Capital expenditures	$4,896.7	$4,133.6	$6,552.7	$236.2
Depreciation and amortization	3,731.9	4,175.5	4,634.1	167.1
Net cash generated from (used in):
Operating activities	$5,982.4	$5,940.2	$7,319.7	$263.9
Investing activities	(4,237.8)	(3,799.3)	(6,015.4)	(216.9)
Financing activities	(1,677.3)	(2,720.2)	494.4	17.8
Effect of exchange rate changes	(5.7)	(11.1)	(6.2)	(0.2)

Net increase (decrease) in cash and cash equivalents	$61.6	$(590.4)	$1,792.5	$64.6

Net Cash Generated from Operating Activities
Net cash generated from operating activities totaled NT$7,320 million (US$264 million) in 2021, compared to NT$5,940 million in 2020. Net cash generated from operating activities was impacted by a profit before income tax of NT$6,036 million (US$218 million) with depreciation expenses of NT$4,634 million (US$167 million) and the share of profit of associates and joint ventures accounted for using equity method of NT$626 million (US$23 million) in 2021 compared to a profit before income tax of NT$2,973 million with depreciation expenses of NT$4,176 million and the share of loss of associates and joint ventures accounted for using equity method of NT$147 million in 2020. The decrease in net cash generated from operating activities was primarily due to an increase of inventory of NT$1,105 million (US$40 million) in 2021 compared to NT$334 million in 2020, an increase of financial assets at fair value through profit or loss of NT$291 million (US$10 million) in 2021 compared to NT$28 million in 2020 and income tax paid which was NT$692 million (US$25 million) in 2021 compared to NT$276 million in 2020.
Net Cash Used in Investing Activities
Net cash used in investing activities totaled NT$6,015 million (US$217 million) in 2021, compared to NT$3,799 million in 2020. The increase in net cash used in investing activities primarily resulted from the acquisition of property, plant and equipment of NT$5,882 million (US$212 million) in 2021, compared to NT$3,961 million in 2020, the increase in other non-current
assets of NT$501 million (US$18 million) in 2021, compared to NT$11 million in 2020 and partially offset by the decrease in financial assets at amortized cost of NT$188 million (US$7 million) in 2021, compared to an increase in financial assets at amortized cost of NT$17 million in 2020.
Net Cash Generated from (Used in) Financing Activities
Net cash generated from financing activities totaled NT$494 million (US$18 million) in 2021, compared to net cash used in financing activities NT$2,720 million in 2020. The increase in net cash generated from financing activities was primarily the net proceeds from long-term bank loans of NT$1,652 million (US$60 million) in 2021, compared to the net payment of long-term bank loans of NT$1,327 million in 2020, the net proceeds from short-term bank loans of NT$732 million (US$26 million) in 2021 compared to the nil in 2020 and partially offset by the cash distribution of NT$1,600 million (US$58 million) in 2021, compared to NT$1,309 million in 2020 and the payment on lease liabilities of NT$290 million (US$10 million) in 2021, compared to NT$85 million in 2020.
For a detailed description of the comparison of our cash flows for the year ended December 31, 2020 to the year ended December 31, 2019, please refer to “Item 5. Operating and Financial Review and Prospects
—Liquidity and Capital Resources” of our annual report on Form
20-F
filed with the Securities and Exchange Commission on April 20, 2021.

Capital Resources
Capital expenditures in 2019 were funded by NT$5,982 million in cash flows from operating activities. Capital expenditures in 2020 were funded by NT$5,940 million in cash flows from operating activities. Capital expenditures in 2021 were funded by NT$7,320 million (US$264 million) in cash flows from operating activities.
Steps taken with respect to generating additional working capital and to saving cash are further discussed under “—Liquidity and Capital Resources”.
Loans
As of December 31, 2021, we had long-term bank loans of NT$9,413 million (US$339 million) (including current portions of such long-term bank loans of NT$47 million (US$2 million)). As of December 31, 2021, NT$7,654 million (US$276 million) of our long-term bank loans were collateralized by land, buildings and equipment. Our long-term bank loans were floating rate loans with a rate between 0.45% to 1.7895% as of December 31, 2021. Syndicated bank loan is repayable semi-annually from November 2018 to May 2023, and government granted loan is repayable monthly from March 2023 to November 2031.
We had entered into the following syndicated loan and long-term loans facilities:

•
On May 15, 2018, we obtained a syndicated loan from banks in Taiwan in the amount of NT$12 billion with a term of five years. This loan facility is secured by existing land and buildings and equipment. As of the date of this Annual Report on Form
20-F,
this loan facility was drawn of NT$8,400 million and fully repaid in March 2022.

Certain of our loan agreements and indentures contain covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

•	maintain current assets to current liabilities ratio above 1:1;

•	maintain total indebtedness to shareholders’ equity (excluding intangible assets) ratio below 1.5:1; and

•	maintain the profit before interest, taxes, depreciation and amortization to gross interest expense ratio above 2.5:1.
We were in compliance with these financial covenants ratio requirements for 2015 to 2021.
In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.
Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2021:

	As of December 31, 2021
	NT$	US$
	(in millions)
During 2022	$47	$2
During 2023	1,051	38
During 2024	1,628	59
During 2025	2,231	80
During 2026 and onwards	4,456	160

	$9,413	$339

As of December 31, 2021, certain of our property, plant and equipment and non-current
financial assets at amortized cost with an aggregate net book value of NT$13,042 million (US$470 million) and NT$37 million (US$1 million), respectively, were pledged as collateral mainly for long-term bank loans and leases.
On January 1, 2019, MOEA implemented the “Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan” and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 to November 2021 with the line of credit amounted to NT$14.64 billion (US$528 million) and terms from seven to ten years. As of the issue date of this report, the Company has used the credit line of the aforementioned project loans for amount of NT$9,463 million (US$341 million).

As of December 31, 2021, we had unsecured short-term loans in the total amount of NT$732 million (US$26 million), which was due from January 2022 to May 2022.
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
Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
Off-Balance
Sheet Arrangements
As of December 31, 2021, we had no
off-balance
sheet arrangements.
Taxation
The Company is entitled to tax incentives generally available to Taiwan companies under the ROC Statute for Industrial Innovation, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. In 2019, 2020 and 2021, tax credits resulted in tax savings for the Company of approximately NT$10 million, NT$6 million and NT$9 million (US$324 thousand), respectively.
For the purpose of optimizing industrial structure, the Executive Yuan of the ROC government encourages domestic companies to make multiple innovations along with the applications of the smart technology. Companies may deduct to the income tax payable for the current year up to 5% of the annual spending or the income tax payable for the three years from current year up to 3% of the annual spending. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Companies are eligible for the investment credit under the preceding paragraph and other types of investment credit in a year, the total amount creditable in that year shall not exceed 50% of the income tax payable for the current year, unless the current year is the final year for using such credit and no cap is imposed on the creditable amount for that year according to other laws. In 2021, tax credits resulted in tax savings for the Company of approximately NT$50 million (US$2 million).
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
The ROC government enacted the alternative minimum tax (“AMT”) Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. In 2019, 2020 and 2021, AMT Act had no effects on the tax expenses of the Company since the income tax payable is above the minimum amount prescribed under the AMT Act.

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
Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Since July 12, 2021, of our current nine directors, two directors are representatives of Siliconware Precision which is our largest shareholder.
The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of March 31, 2022. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, ROC.

Name	Age	Position	Term Expires
Shih-Jye Cheng	63	Chairman and Director / President	2024
Kun-Yi Chien	66	Director (representative, Siliconware Precision)	2024
Bright Yeh	55	Director (representative, Siliconware Precision)	2024
Silvia Su	51	Director / Vice President, Finance and Accounting Management Center / Corporate Governance Officer	2024
Chin-Shyh Ou	64	Independent Director	2024
Kuei-Ann Wen	61	Independent Director	2024
Hui-Fen Chan	53	Independent Director	2024
Yeong-Her Wang	65	Independent Director	2024
Hong-Tzer Yang	61	Independent Director	2024
Vincent Hsu	53	Executive Vice President	—
D.Y. Tsai	51	Executive Vice President	—
Shih-Jye
Cheng
has served as a director and president of the Company since July 1997 and the chairman of the Company since June 2003. He is the sibling of president of ChipMOS USA. He also has been the director of ChipMOS USA since its inception. He has been the vice chairman of Unimos Shanghai since February 2017. He has been the representative and director of Hao Hsiang Investment Co., Ltd., Chin Hsiang Investment Co., Ltd. and Hao Yen Investment Co., Ltd. since April 2018, January 2020 and January 2020, respectively. He was the chairman of ThaiLin from December 2002 to June 2013, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Unimos Shanghai from 2002 to June 2005 and the chairman of Advanced Micro Chip Technology Co., Ltd. from February 2003 to April 2004. He was a division head of the back-end
operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University.

Kun-Yi
Chien
has served as one of our directors since July 2021. He serves as the director of Siliconware Precision since April 2018. He also serves as the chief administration officer and the senior vice president of Siliconware Precision. He has been the director of Yann Yuan Investment Co., Ltd. since October 2019. He served as the deputy director of Dah Shan Electric Wire & Cable Corp. from April 1983 to June 1989. He graduated from Tunghai University with an EMBA.
Bright Yeh
has served as one of our directors since June 2019. He has served as a vice president in Siliconware Precision since November 2017. Mr. Yeh has been the director of Siliconware Technology (SuZhou) Ltd. since November 2019. He served as the enterprise operation planning division director of United Microelectronics Corp. from June 2004 to February 2009. He graduated from National Tsing Hua University in Taiwan with a master’s degree in Industrial Engineering.
Silvia Su
has served as one of our directors since July 2021. She has served as the vice president of finance and accounting management center of the Company since July 2018 and as the corporate governance officer since March 2021. She has been the director of ChipMOS BVI since February 2018 and the director of ChipMOS USA since July 2013. She also has been the supervisor of ChipMOS Shanghai since March 2020 and the supervisor of Unimos Shanghai since October 2017. Ms. Su has been the representative and director of Tsai Fu Investment Co., Ltd. since February 2020. She joined the Group from 2000. She was the director of finance division of ThaiLin from June 2013 till ThaiLin was merged with and into the Company in June 2015. She holds a bachelor’s degree in Accounting from National Chengchi University and a master’s degree in Business Administration from the University of Leeds.
Chin-Shyh Ou
has served as one of our directors since June 2007. Mr. Ou has been the independent director, audit committee member and compensation committee member of Tsang Yow Industrial Co., Ltd. since June 2018. In 1998, he joined National Chung Cheng University as a professor of the Department of Accounting and Information Technology. He has been an honorary professor of the Department of Accounting and Information Technology at National Chung Cheng University since February 2018. Mr. Ou earned a Ph.D. degree in Business Administration (Accounting) from the University of Minnesota, USA. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor and Taiwan Certified Public Accountant.
Kuei-Ann
Wen
has served as one of our directors since June 2015. Ms. Wen has been the professor of Institute of Electronics, the chief executive officer of Social Responsibility Development Office and the professor of International College of Semiconductor Technology at National Yang Ming Chiao Tung University since February 2002, August 2012 and August 2016, respectively. She also has served as the independent director, audit committee member and compensation committee member of Xintec Inc. since June 2016. Ms. Wen was the associate dean of Office of Research and Development at National Chiao Tung University from 2011 to 2016 and she also was the associate dean of College of Electrical and Computer Engineering at National Chiao Tung University. She holds a Ph.D. degree from Electrical Engineering at National Cheng Kung University.
Hui-Fen
Chan
has served as one of our directors since July 2021. She has been the independent director, audit committee member and compensation committee member of ITEQ Corporation since June 2009. She also has been the independent director, audit committee member and compensation committee chairman of STARK Technology Inc. since June 2016. She has been the independent director of FORMOSA I WIND POWER CO., LTD. since February 2020 and the director of Raku Co., Ltd. since June 2020. She was the general counsel of Altek Corporation from April 2010 to July 2018 and the compensation committee member and M&A committee member of MAG.LAYERS Scientific-Technics Co., Ltd. from June 2015 to June 2018. She was the general counsel of Siliconware Precision from March 2006 to March 2010. She was the partner of
Hong-Li
Attorneys-at-Law
from April 1994 to June 2004 and the associate attorney of Lee & Li
Attorneys-at-Law
from April 1992 to March 1994. Ms. Chan has a LL.B. degree from National Taiwan University and a LL.M. degree from Boston University School of Law. She was admitted to practice law in Taiwan and New York, USA.
Yeong-Her
Wang
has served as one of our directors since July 2021. He served as the independent director and audit committee member of the Company from June 2007 to June 2013. He was the independent director and audit committee member of ChipMOS Bermuda, since July 2004 and December 2004, respectively, until ChipMOS Bermuda was merged with and into the Company. He has been a professor of the Department of Electrical Engineering and Institute of Microelectronics of National Cheng Kung University since August 1992, the chairman of Foundation of NCKU Tainan Alumni Association since January 2014, and the director of TSMC-NCKU Joint R&D Center since July 2020. He has been the independent director, audit committee member and compensation committee member of Unictron Technologies Corp. since October 2020. He served as the president of National Applied Research Laboratories from October 2016 to May 2020. He was the director of Alumni Association Center, associate dean of the College of Engineering and the chairman of the Department of Electrical Engineering of National Cheng Kung University from February 2005 to January 2007, October 1999 to July 2003 and August 1995 to July 1996, respectively. He was the independent director, audit committee member and compensation committee member of Darfon Electronics Corp. and Giga Solution Tech Co. from May 2006 to June 2015 and September 2007 to November 2016, respectively. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University.

Hong-Tzer
Yang
has served as one of our directors since July 2021. He has been the professor of the Department of Electrical Engineering, the deputy director of Research Center for Energy Technology and Strategy, and the director of Research Center for Energy Technology for Sustainability at National Cheng Kung University, since July 2007, February 2013, and August 2014, respectively. He has been the director of Taiwan Electric Research & Testing Center since March 2021. He also has been the independent director, audit committee member, compensation committee member, and corporate governance committee member of Padauk Technology Co., Ltd., since July 2021, July 2021, June 2021, and November 2021, respectively. He has been the director of AeroVision Avionics Inc. since July 2021. He was the professor of the Department of Electrical Engineering at Chung Yuan Christian University from August 2000 to July 2007. He also was the independent director, audit committee member, and compensation committee member of Spirox Corporation from June 2002 to June 2012 and from June 2015 to August 2017, June 2015 to August 2017, and June 2015 to August 2017, respectively. He has a Ph.D. degree from Electrical Engineering at National Tsing Hua University in Taiwan.
Vincent Hsu
has served as the executive vice president since July 2020. He has been our vice president of LCDD production group of the Company since March 2012. He has been the director of JMC since October 2014. He served as senior project leader engineer of Philips Electronic Building Elements (Taiwan) Ltd. He served the assistant in National Cheng Kung University. He received a master’s degree in Electrical Engineering from National Sun
Yat-sen
University in Taiwan.
D.Y. Tsai
has served as the executive vice president since July 2020. He has been our vice president of Q.R.A. center of the Company from June 2014 to June 2020. He served as the head of Q.R.A. center of the Company since 2009. He has been the chairman and president of ChipMOS Shanghai since March 2020. He also has served as the representative and director of Yung Hsiang Investment Co., Ltd. since February 2020. He served in Gloria Material Technology Corp. and Philips Electronic Building Elements (Taiwan) Ltd. Mr. Tsai holds a master degree from the Resources Engineering of National Cheng Kung University in Taiwan.
Compensation
The aggregate compensation paid in 2021 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$145 million (US$5 million).
Share Ownership
The following table sets forth certain information as of March 31, 2022 with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued
Shih-Jye Cheng	6,150,161	0.85%
Kun-Yi Chien (representative, Siliconware Precision)	78,910,390	10.85%
Bright Yeh (representative, Siliconware Precision)	78,910,390	10.85%
Silvia Su	340,101	0.05%
Chin-Shyh Ou	—	—
Kuei-Ann Wen	—	—
Hui-Fen Chan	—	—
Yeong-Her Wang	—	—
Hong-Tzer Yang	—	—
Vincent Hsu	220,130	0.03%
D.Y. Tsai	262,572	0.04%

Compensation Committee
We do not provide our directors with any benefits upon termination of employment. Our compensation committee currently consists of
Ms. Kuei-Ann
Wen,
Mr. Yeong-Her
Wang and Mr. Chin-Shyh Ou, all of whom are independent directors. This committee reviews and recommends to our board of directors the compensation of all our directors and officers. The compensation committee is required to meet at least semi-annually.
Audit Committee
The audit committee currently consists of Mr. Chin-Shyh Ou,
Ms. Kuei-Ann
Wen,
Ms. Hui-Fen
Chan,
Mr. Yeong-Her
Wang, and
Mr. Hong-Tzer
Yang, all of whom are independent directors. Mr. Chin-Shyh Ou serves as a financial expert to the audit committee. Our audit committee charter was adopted on June 28, 2007 and amended on November 10, 2020. The audit committee is required to meet at least once every quarter. Our audit committee charter grants the audit committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our book, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants. The audit committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the audit committee also assumed the responsibilities of supervisors pursuant to the ROC Securities and Exchange Act.
Employees
The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of March 31,
Function	2019	2020	2021	2022
General operations	2,958	2,891	2,995	2,941
Quality control	285	185	55	53
Engineering	1,403	1,352	1,436	1,414
Research and development	645	671	680	661
Sales, administration and finance	133	132	132	140
Others	268	241	230	240

Total	5,692	5,472	5,528	5,449

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of March 31,
Location	2019	2020	2021	2022
Hsinchu Production Group	2,139	2,116	2,158	2,126
Southern Taiwan Production Group	3,549	3,349	3,363	3,316
Shanghai	—	3	3	3
United States	4	4	4	4

Total	5,692	5,472	5,528	5,449

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Item 7.	Major Shareholders and Related Party Transactions
Major Shareholders
The following table and information set out certain information known to us concerning the record ownership of our shares as of April 11, 2020, April 2, 2021 and March 28, 2022 (our most recent record date) (1) the largest ten shareholders of the Company as of such record date and (2) our directors and executive officers as a group.

	April 11, 2020				April 2, 2021				March 28, 2022 (1)
Name of Beneficial Owners	Numbers of Shares Owned		Percentage of Shares Owned		Numbers of Shares Owned		Percentage of Shares Owned		Numbers of Shares Owned		Percentage of Shares Owned
Depositary (2)	94,534,754		13.00%		84,417,014		11.61%		88,642,054		12.19%
Siliconware Precision Industries Co., Ltd.	148,910,390		20.48%		78,910,390		10.85%		78,910,390		10.85%
Yann Yuan Investment Co., Ltd.	*		*		55,000,000		7.56%		41,200,000		5.67%
Chunghwa Post Co., Ltd.	*		*		*		*		13,663,000		1.88%
Mitsubishi Ufj Morgan Stanley Securities Co., Ltd.—Equity Trading Division (Proprietary Trading Desk) For Tri—Party Sbl Trading	*		*		*		*		12,218,000		1.68%
Vanguard Emerging Markets Stock Index Fund, a series of Vanguard International Equity Index Funds	8,330,568		1.15%		8,352,148		1.15%		8,305,148		1.14%
JPMorgan Chase Bank N.A., Taipei Branch in custody for Vanguard Total International Stock Index Fund, a series of Vanguard Star Funds	11,102,348		1.53%		8,685,348		1.19%		7,682,348		1.06%
Ensign Peak Advisors, Inc.	*		*		*		*		6,856,347		0.94%
Norges Bank	12,955,840		1.78%		8,512,840		1.17%		6,765,840		0.93%
Acadian Emerging Markets Small Cap Equity Fund LLC	*		*		*		*		6,579,649		0.90%
Directors and executive officers, as a group (3)	155,519,705	(4)	21.39%	(4)	86,246,467	(5)	11.87%	(5)	85,883,354	(6)	11.82%	(6)

Notes:
*	Was not one of the largest ten shareholders of the Company as of the applicable record date.
(1)	Our most recent record date.
(2)	As record owner of our ADSs. With effect from October 31, 2016, Citibank, N.A. acts as the depositary.
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

(4)	As of March 31, 2020.
(5)	As of March 31, 2021.
(6)	As of March 31, 2022.
Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.
As of March 31, 2022, a total of 727,240,126 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through their custodians in the ROC. As of March 31, 2022, 88,642,054 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADSs Deposit Agreement. Citibank, N.A., has advised us that, as of March 31, 2022, 4,432,102 ADSs, representing 88,642,054 common shares, were held of record by Cede & Co. and 43 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by US persons.
Related Party Transactions
Unimos Microelectronics (Shanghai) Co., Ltd.

We conducted our PRC operations through Unimos Shanghai, the 45.02% owned affiliate of ChipMOS BVI. On November 30, 2016, the Company and Tsinghua Unigroup agreed to form a joint-venture. Under the joint-venture, the Equity Interest Transfer Agreements among ChipMOS BVI, a wholly-owned subsidiary of the Company, and some strategic investors which including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, were executed. Pursuant to the agreement, ChipMOS BVI, would sell, for the aggregate purchase price of approximately RMB 484 million, 54.98% equity interests of its wholly-owned subsidiary, Unimos Shanghai, to the strategic investors, and Unigroup Guowei would hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, would own approximately 6.98% equity interest of Unimos Shanghai. Unimos Shanghai is no longer the subsidiary of the Company following the sale of equity interests, which was completed in March 2017. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all the equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after completed transaction. On May 11, 2020, one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50.94% equity interests of Unimos Shanghai after completed transaction.
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
through F-69.
Legal Proceedings
We were not involved in any material litigation in 2021 and are not currently involved in any material litigation.
For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”.
Dividends and Dividend Policy
The following table sets forth the distribution per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those distributions. During 2019, 2020 and 2021, we paid cash distributions in the amounts of NT$1.20, NT$1.80 and NT$2.20 (US$0.08), respectively.

	Cash Distributions per Share	Stock Dividends per Share	Total Shares Issued as Stock Dividends	Outstanding Common Shares at Year End
	(NT$)	(NT$)
2019	1.20	—	—	727,240,126
2020	1.80	—	—	727,240,126
2021	2.20	—	—	727,240,126
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

•
On May 15, 2018, the Company entered into Syndicated Loan Agreement with Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. to obtain a syndicated loan facility in the amount of NT$12.0 billion separated into two parts with term of five years. This loan facility was used to refinance the existing bank debts and for general corporate purposes.

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

•
On August 8, 2019, ChipMOS BVI, Beijing Ziguang Storage, Unigroup Guowei, Accretech (China), Chao-Jung Tsai, Shanghai Zuzhu,
Shih-Jye
Cheng, Shou-Kang Chen and David W. Wang entered into the Amendment of Agreement for Sino-Foreign Equity Joint Venture, pursuant to which Unimos Shanghai was required consolidate the 4 th
, 5
th
, and 6
th
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
Apart from trade-related or service-related foreign exchange transactions, ROC companies and individual residents of the ROC reaching the age of 20 may, without foreign exchange approval, remit foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) to and from the ROC (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of Taiwan’s economic and financial conditions or the needs to maintain the order of foreign exchange market in Taiwan), respectively, in each calendar year. The above limits apply to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. In addition, a requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

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

•
a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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
U.S. Holders who are individuals (and certain entities) and who own “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the tax year (or more than $75,000 at any time during the tax year) are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets, subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). “Specified foreign financial assets” include securities issued by a
non-U.S.
issuer (which would include ChipMOS Taiwan ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Individuals who fail to report the required information could be subject to substantial penalties, and such individuals should consult their own tax advisors concerning the application of these rules to their investment in ChipMOS Taiwan ADSs.
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
Interest Rate Risks
As of December 31, 2021, we had aggregate debts outstanding of NT$10,145 million (US$366 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2021, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual interest rate between 0.45% to 1.7895% as of December 31, 2021. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$102 million (US$4 million) based on our outstanding floating rate indebtedness as of December 31, 2021.
As of December 31, 2020 and 2021, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks
Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the RMB, the Japanese yen and the US dollar. As of December 31, 2021, 40.0% of our monetary financial assets and 10.5% of our monetary financial liabilities are denominated in the RMB, US dollar and Japanese yen, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$177 million (US$6 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2021. As of December 31, 2020 and 2021, we had no outstanding forward exchange or foreign currency option contracts.
See Note 43 of our audited consolidated financial statements for additional information on financial risk management.

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
Depositary Payment
In 2021, we received US$39.3 thousand from Citi Bank N.A., the Depositary for our ADR program. The table below sets forth details of the amount we received from Citi Bank N.A.

Item	US$ (in thousand)
Reimbursement of Proxy Process Expenses	9.8
Reimbursement of ADR holders identification expenses	8.5
Direct reimbursement to issuer	39.3

Total Payments (1)	57.6

Note:

(1)	Net of U.S. withholding tax.

PART II

Item 13.	Defaults, Dividend, Arrearages and Delinquencies
None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.

Item 15.	Controls and Procedures
Disclosure Controls and Procedures.
Our management, including our President, the principal executive officer and Vice president of the Finance and Accounting Management Center, the principal financial officers, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our management concluded that, our disclosure controls and procedures were effective as of December 31, 2021.
Management’s Annual Report on Internal Control over Financial Reporting.
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
Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management concludes that our internal control over financial reporting was effective as of December 31, 2021.
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form
20-F.
Attestation Report of the Independent Registered Public Accounting Firm.
Our independent registered public accounting firm, PricewaterhouseCoopers, Taiwan has audited the effectiveness of our internal control over financial reporting, as stated in its report, which appears on of this annual report.
Changes in Internal Control over Financial Reporting.
During the year ended December 31, 2021, there have been no changes in our internal control over financial reporting that may materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
The table below summarizes the aggregate fees that we paid or accrued for services provided by PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) (PCAOB ID Number: 1345) for the years ended December 31, 2020 and 2021.

	2020	2021
	NT$	NT$
	(In thousands)
Audit Fees	$16,400	$16,400
Audit Related Fees	200	200
Tax Fees	2,900	2,900

Total	$19,500	$19,500

Audit Fees
. This category includes the audit of our annual financial statements and services that are provided by the independent auditors in connection with our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.
Audit-Related Fees
. This category includes fees reasonably related to the performance of the audit or review of our financial statements and not included in the category of Audit Fees (described above).
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
Not applicable.

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

5640	Shareholder voting rights requirements.	We follow the same NASDAQ listing rule governance practice as followed by domestic companies.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
PART III

Item 17.	Financial Statements
The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18.	Financial Statements
The financial statements and related information of the Company are located at pages
F-1
to F-69.

Item 19.	Exhibits

Exhibits	Description

1.1	Articles of Incorporation of ChipMOS TECHNOLOGIES INC. as amended on July 12, 2021. (English Translation)

2.1	Form of the Deposit Agreement among ChipMOS TECHNOLOGIES INC., Citibank, N.A. and The Holders and Beneficial Owners of American Depositary Shares issued hereunder. (2)

4.1	Agreement and Plan of Merger, dated January 21, 2016, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (1)

4.2	Equity Interest Transfer Agreement, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd. and ChipMOS TECHNOLOGIES INC. (English Translation) (3)

4.3	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Gongqingcheng Changhou Investment Management Ltd. (English Translation) (3)

4.4	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Accretech (China) Co., Ltd. (English Translation) (3)

4.5	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Chao-Jung Tsai (English Translation) (3)

4.6	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (English Translation) (3)

Exhibits	Description

4.7	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shih-Jye Cheng (English Translation) (3)

4.8	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shou-Kang Chen (English Translation) (3)

4.9	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and David W. Wang (English Translation) (3)

4.10	Agreement for Sino-Foreign Equity Joint Venture, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Investment Management Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (3)

4.11	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated April 10, 2017, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.12	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated November 28, 2017, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.13	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 1, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.14	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated December 29, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.15	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated February 1, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.16	Syndicated Loan Agreement, dated May 15, 2018, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation) (5)

4.17	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated June 18, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (6)

4.18	Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 8, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (6)

4.19	Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 16, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (6)

Exhibits	Description

4.20	Supplement Agreement to Syndicated Loan Agreement, dated December 23, 2019, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation) (6)

4.21	Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated May 11, 2020, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (7)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES INC.

11.1	Code of Ethics and Business Conduct. (English Translation) (3)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) under the Exchange Act.

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

(1)	Incorporated by reference to our Registration Statement on Form F-4 (File No. 333-209733), filed on February 26, 2016.
(2)	Incorporated by reference to our Registration Statement on Form F-6/Amendment No. 1 (File No. 333-209736), filed on June 21, 2016.
(3)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 20, 2017.
(4)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 19, 2018.
(5)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 25, 2019.
(6)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 23, 2020.
(7)	Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 20, 2021.
We have not included as exhibits certain instruments with respect to our debt, the amount of debt authorized under each of which does not exceed 10% of our total assets, and we agree to furnish a copy of any such instrument to the Commission upon request.

SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all the requirements for filing on Form
20-F
and it has duly caused this Annual Report on Form
20-F
to be signed on its behalf by the undersigned, thereunto duly authorized, in Hsinchu, Taiwan, Republic of China, on April 14, 2022.

ChipMOS TECHNOLOGIES INC.

By:	/s/ Shih-Jye Cheng
Name:	Shih-Jye Cheng
Title:	Chairman and President

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Report of Independent Registered Public Accounting Firm

To the
Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Revenue recognition – estimating progress relating to assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping
As described in Notes 4 aa), dd), 25 and 44 e) to the consolidated financial statements, the Company earns revenue from assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping. The Company recognized revenue associated with aforementioned services totalling NT$21,500,435 thousand for the year ended December 31, 2021. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards completion of performance obligation and determine the amount of related revenue. Due to the nature of the work performed, management’s estimation of the progress towards completion of performance obligation is complex and requires significant judgment.
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
April 14, 2022
We have served as the Company’s auditor since 2015.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Consolidated Statements of Financial Position
December 31, 2020 and 2021

	Notes	December 31, 2020	December 31, 2021	December 31, 2021
		NT$000	NT$000	US$000
Assets
Current assets
Cash and cash equivalents	6	4,113,651	5,906,176	212,912
Current financial assets at fair value through profit or loss	7	53,120	359,960	12,976
Current financial assets at amortized cost	8	206,482	29,239	1,054
Current contract assets	25	389,016	400,255	14,429
Notes receivable, net		599	1,035	37
Accounts receivable, net	9	5,364,156	6,344,246	228,704
Other receivables		51,436	86,879	3,132
Current tax assets		—	389	14
Inventories	10	2,102,075	3,207,177	115,616
Prepayments		75,568	149,947	5,405

		12,356,103	16,485,303	594,279

Non-current assets
Non-current financial assets at fair value through profit or loss	7	10,368	—	—
Non-current financial assets at fair value through other comprehensive income	11	262,007	384,521	13,862
Non-current financial assets at amortized cost	8,38	48,319	37,539	1,353
Investments accounted for using equity method	12	3,271,677	3,900,449	140,608
Property, plant and equipment, net	13,38	17,994,686	20,111,121	724,986
Right-of-use assets	14	859,069	835,805	30,130
Deferred tax assets	33	185,691	180,598	6,510
Refundable deposits		21,186	21,278	767
Other non-current assets		71,708	565,970	20,403

		22,724,711	26,037,281	938,619

Total assets		35,080,814	42,522,584	1,532,898

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Consolidated Statements of Financial Position (Continued)
December 31, 2020 and 2021

	Notes	December 31, 2020	December 31, 2021	December 31, 2021
		NT$000	NT$000	US$000
Liabilities
Current liabilities
Short-term bank Loans	15,36	—	731,751	26,379
Notes payable		2,899	23	1
Accounts payable	16	966,821	1,012,391	36,496
Other payables	17	3,249,403	4,378,439	157,838
Current tax liabilities		580,430	1,041,520	37,546
Current provisions	45	3,463	4,281	154
Current lease liabilities	36	132,549	169,782	6,121
Receipts in advance		10,790	—	—
Long-term bank loans, current portion	18,36,38	748,353	46,826	1,688
Current refund liabilities	45	9,864	9,849	355
Other current liabilities		21,059	14,221	513

		5,725,631	7,409,083	267,091

Non-current liabilities
Long-term bank loans	18,36,38	6,985,212	9,366,539	337,655
Deferred tax liabilities	33	310,427	278,177	10,028
Non-current lease liabilities	36	737,946	681,469	24,566
Long-term deferred revenue		72,438	120,188	4,333
Net defined benefit liability, non-current	19	511,651	503,288	18,143
Guarantee deposits	36	21,670	21,625	779

		8,639,344	10,971,286	395,504

Total liabilities		14,364,975	18,380,369	662,595

Equity
Equity attributable to equity holders of the Company
Capital stock	21	7,272,401	7,272,401	262,163
Capital surplus	22	6,050,787	6,055,621	218,299
Retained earnings	23
Legal reserve		1,837,894	2,070,505	74,640
Special reserve		19,802	—	—
Unappropriated retained earnings		5,401,569	8,521,848	307,204
Other equity interest	24	133,386	221,840	7,997

Total equity		20,715,839	24,142,215	870,303

Total liabilities and equity		35,080,814	42,522,584	1,532,898

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years Ended December 31, 2019, 2020 and 2021

	Notes	2019	2020	2021	2021
		NT$000	NT$000	NT$000	US$000
Revenue	25,44	20,337,881	23,011,381	27,400,035	987,745
Cost of revenue	10,31,32	(16,411,742)	(17,979,208)	(20,146,057)	(726,246)

Gross profit		3,926,139	5,032,173	7,253,978	261,499
Sales and marketing expenses	31,32	(56,076)	(56,978)	(73,928)	(2,665)
General and administrative expenses	31,32	(498,241)	(528,759)	(604,029)	(21,774)
Research and development expenses	31,32	(1,007,631)	(1,015,512)	(1,139,219)	(41,068)
Other income (expenses), net	26	92,928	135,578	125,587	4,527

Operating profit	44	2,457,119	3,566,502	5,562,389	200,519
Interest income	27,44	64,368	27,778	9,980	360
Other income	28	10,759	21,157	34,496	1,243
Other gains and losses	29	(148,414)	(323,267)	(65,829)	(2,373)
Finance costs	30	(180,262)	(171,482)	(131,184)	(4,729)
Share of (loss) profit of associates and joint ventures accounted for using equity method	12,44	(154,926)	(147,329)	625,733	22,557
Gain on disposal of investment accounted for using equity method	12	973,609	—	—	—

Profit before income tax		3,022,253	2,973,359	6,035,585	217,577
Income tax expense	33	(513,679)	(594,381)	(1,098,318)	(39,593)

Profit for the year		2,508,574	2,378,978	4,937,267	177,984

Other comprehensive income (loss):
Profit (loss) on remeasurements of defined benefit plans	19	20,916	(51,990)	(14,999)	(541)
Unrealized (loss) gain on valuation of equity instruments at fair value through other comprehensive income	11	(52,549)	140,199	122,514	4,416
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	12	5,732	23,143	28,843	1,040
Income tax effect on components that will not be reclassified to profit or loss	33	2,833	(24,396)	(27,460)	(990)

Components of other comprehensive (loss) income that will not be reclassified to profit or loss		(23,068)	86,956	108,898	3,925

Exchange differences on translation of foreign operations	24	(104,198)	28,352	(24,695)	(890)

Components of other comprehensive (loss) income that will be reclassified to profit or loss		(104,198)	28,352	(24,695)	(890)

Other comprehensive (loss) income, net of income tax		(127,266)	115,308	84,203	3,035

Total comprehensive income for the year		2,381,308	2,494,286	5,021,470	181,019

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Continued)
Years Ended December 31, 2019, 2020 and 2021

	Notes	2019		2020		2021		2021
		NT$000		NT$000		NT$000		US$000
Earnings per share – basic	34	NT$	3.45	NT$	3.27	NT$	6.79	US$	0.24

Earnings per share – diluted	34	NT$	3.40	NT$	3.23	NT$	6.65	US$	0.24

Earnings per equivalent ADS – basic		NT$	69.00	NT$	65.42	NT$	135.78	US$	4.89

Earnings per equivalent ADS – diluted		NT$	68.06	NT$	64.57	NT$	132.93	US$	4.79

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity
Years Ended December 31, 2019, 2020 and 2021

	Equity attributable to equity holders of the Company
			Retained earnings		Other equity interest
	Capital Stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Unearned employee awards	Treasury stock	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2019	7,528,577	6,263,553	1,469,170	3,602,663	14,516	106,898	(1,701)	(962,503)	18,021,173
Profit for the year	—	—	—	2,508,574	—	—	—	—	2,508,574
Other comprehensive income (loss)	—	—	—	17,372	(104,198)	(40,440)	—	—	(127,266)

Total comprehensive income (loss) for the year (Note 24)	—	—	—	2,525,946	(104,198)	(40,440)	—	—	2,381,308

Appropriation of prior year’s earnings:
Legal reserve (Note 23)	—	—	110,308	(110,308)	—	—	—	—	—
Cash dividends (Note 23)	—	—	—	(872,718)	—	—	—	—	(872,718)
Restricted shares (Note 20)	(477)	(412)	—	10	—	—	1,701	—	822
Cancellation of treasury stock (Note 21)	(255,699)	(212,354)	—	(494,450)	—	—	—	962,503	—
Disposal of investment accounted for using equity method (Note 24)	—	—	—	72	—	(72)	—	—	—

Balance at December 31, 2019	7,272,401	6,050,787	1,579,478	4,651,215	(89,682)	66,386	—	—	19,530,585

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
Years Ended December 31, 2019, 2020 and 2021

	Equity attributable to equity holders of the Company
			Retained earnings			Other equity interest
	Capital stock	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2020	7,272,401	6,050,787	1,579,478	—	4,651,215	(89,682)	66,386	19,530,585
Profit for the year	—	—	—	—	2,378,978	—	—	2,378,978
Other comprehensive (loss) income	—	—	—	—	(41,374)	28,352	128,330	115,308

Total comprehensive income for the year (Note 24)	—	—	—	—	2,337,604	28,352	128,330	2,494,286

Appropriation of prior year’s earnings:
Legal reserve (Note 23)	—	—	258,416	—	(258,416)	—	—	—
Special reserve (Note 23)	—	—	—	19,802	(19,802)	—	—	—
Cash dividends (Note 23)	—	—	—	—	(1,309,032)	—	—	(1,309,032)

Balance at December 31, 2020	7,272,401	6,050,787	1,837,894	19,802	5,401,569	(61,330)	194,716	20,715,839

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Consolidated Statements of Changes in Equity (Continued)
Years Ended December 31, 2019, 2020 and 2021

	Equity attributable to equity holders of the Company
			Retained earnings			Other equity interest
	Capital stock	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Total equity
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2021	7,272,401	6,050,787	1,837,894	19,802	5,401,569	(61,330)	194,716	20,715,839
Profit for the year	—	—	—	—	4,937,267	—	—	4,937,267
Other comprehensive (loss) income	—	—	—	—	(4,251)	(24,695)	113,149	84,203

Total comprehensive income (loss) for the year (Note 24)	—	—	—	—	4,933,016	(24,695)	113,149	5,021,470

Appropriation of prior year’s earnings:
Legal reserve (Note 23)	—	—	232,611	—	(232,611)	—	—	—
Special reserve (Note 23)	—	—	—	(19,802)	19,802	—	—	—
Cash dividends (Note 23)	—	—	—	—	(1,599,928)	—	—	(1,599,928)
Changes in associates accounted for using equity method (Note 22)	—	4,834	—	—	—	—	—	4,834

Balance at December 31, 2021	7,272,401	6,055,621	2,070,505	—	8,521,848	(86,025)	307,865	24,142,215

The accompanying note consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Years Ended December 31, 2019, 2020 and 2021

	Notes	2019	2020	2021	2021
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before income tax		3,022,253	2,973,359	6,035,585	217,577
Adjustments to reconcile profit (loss)
Depreciation expenses	13,14,31,44	3,731,914	4,175,519	4,634,112	167,055
(Reversal of) expected credit losses		(806)	264	299	11
Interest expense	30,44	171,075	162,400	120,998	4,362
Interest income	27,44	(64,368)	(27,778)	(9,980)	(360)
Dividend income	28	(585)	(3,229)	(4,690)	(169)
Share-based payments	20,32	822	—	—	—
Share of loss (profit) of associates and joint ventures accounted for using equity method		154,926	147,329	(625,733)	(22,557)
Gain on valuation of financial assets at fair value through profit or loss	7,29	(1,317)	(24,015)	(15,262)	(550)
Gain on disposal of property, plant and equipment, net	26	(20,271)	(48,070)	(33,935)	(1,223)
Insurance compensation income	26	(10,435)	—	—	—
Gain from lease modification		—	—	(891)	(32)
Impairment loss on property, plant and equipment	13,26	9,938	—	4,843	174
Gain on disposal of investment accounted for using equity method	12	(973,609)	—	—	—
Deferred revenue		(12,279)	(10,143)	(12,389)	(447)
Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		1,750	(28,435)	(290,637)	(10,477)
Current contract assets		(78,013)	(11,150)	(11,242)	(405)
Accounts and notes receivable		294,409	(911,355)	(980,816)	(35,357)
Accounts receivable – related parties		(905)	1,045	—	—
Other receivables		(8,082)	13,529	(46,089)	(1,661)
Other receivables – related parties		12,437	4,923	—	—
Inventories		11,193	(334,433)	(1,105,102)	(39,838)
Prepayments		(4,333)	(10,485)	(67,401)	(2,430)
Other non-current assets		6,914	6,337	6,915	249
Current contract liabilities		(201)	(1,231)	—	—
Accounts and notes payable		182,277	170,172	42,694	1,539
Accounts payable – related parties		(347)	—	—	—
Other payables		331,207	112,151	471,766	17,007
Other payables – related parties		(218)	—	—	—
Current provisions		(27,354)	1,465	818	29
Current refund liabilities		(6,627)	(16,136)	(15)	(1)
Other current liabilities		1,442	(11,183)	(6,838)	(247)
Net defined benefit liability, non-current		(19,742)	(20,446)	(23,362)	(842)

Cash generated from operations		6,703,065	6,310,404	8,083,648	291,407
Interest received		67,105	32,817	10,344	373
Dividends received		20,585	23,229	17,140	618
Interest paid		(171,149)	(150,135)	(99,857)	(3,600)
Income tax paid		(637,169)	(276,079)	(691,566)	(24,930)

Net cash generated from operating activities		5,982,437	5,940,236	7,319,709	263,868

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Continued)
Years Ended December 31, 2019, 2020 and 2021

	Notes	2019	2020	2021	2021
		NT$000	NT$000	NT$000	US$000
Cash flows from investing activities
Decrease (increase) in financial assets at amortized cost		30,851	(17,381)	188,023	6,778
Proceeds from insurance compensation		10,435	—	—	—
Proceeds from disposal of investment accounted for using equity method	12	1,180,179	—	—	—
Proceeds from disposal of financial assets at fair value through profit or loss		—	—	9,427	340
Acquisition of property, plant and equipment	35	(5,440,621)	(3,961,026)	(5,881,506)	(212,023)
Proceeds from disposal of property, plant and equipment		21,434	87,107	120,586	4,347
Decrease (increase) in refundable deposits		861	(41)	(92)	(3)
Increase in other non-current assets		(45,480)	(10,919)	(501,177)	(18,066)
Increase in long-term deferred revenue		4,500	85,909	49,349	1,779
Proceeds from capital reduction of investment in associate		—	17,000	—	—

Net cash used in investing activities		(4,237,841)	(3,799,351)	(6,015,390)	(216,848)

Cash flows from financing activities	36
Proceeds from short-term bank loans		834,955	151,071	2,195,726	79,154
Payments on short-term bank loans		(834,955)	(151,071)	(1,463,975)	(52,775)
Payment on lease liabilities		(48,161)	(84,928)	(289,668)	(10,442)
Proceeds from long-term bank loans		—	4,429,593	4,908,782	176,957
Payments on long-term bank loans		(756,450)	(5,756,450)	(3,256,450)	(117,392)
Increase (decrease) in guarantee deposits		3	575	(45)	(2)
Cash dividend paid	23	(872,718)	(1,309,032)	(1,599,928)	(57,676)

Net cash (used in) generated from financing activities		(1,677,326)	(2,720,242)	494,442	17,824

Net increase (decrease) in cash and cash equivalents		67,270	(579,357)	1,798,761	64,844
Effect of foreign exchange rate changes		(5,708)	(11,076)	(6,236)	(225)

Cash and cash equivalents at beginning of year	6	4,642,522	4,704,084	4,113,651	148,293

Cash and cash equivalents at end of year	6	4,704,084	4,113,651	5,906,176	212,912

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements
December 31, 2019, 2020 and 2021

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

2.	The authorization of the consolidated financial statements
The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on April 14, 2022.

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

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 4, “Extension of the Temporary Exemption from Applying IFRS 9”	January 1, 2021
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, “Interest Rate Benchmark Reform – Phase 2”	January 1, 2021
Amendments to IFRS 16, “Covid-19-Related Rent Concessions beyond 30 June 2021”	April 1, 2021
Based on the Group’s assessment, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance.

b)	New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 3, “Reference to the Conceptual Framework”	January 1, 2022
Amendments to IAS 16, “Property, Plant and Equipment: Proceeds before Intended Use”	January 1, 2022
Amendments to IAS 37, “Onerous Contracts – Cost of Fulfilling a Contract”	January 1, 2022
Annual Improvements to IFRS Standards 2018-2020”	January 1, 2022
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 17, “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17, “Insurance Contracts”	January 1, 2023
Amendment to IFRS 17, “Initial Application of IFRS 17 and IFRS 9 – Comparative Information”	January 1, 2023
Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”	January 1, 2023
Amendments to IAS 1, “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8, “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12, “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Based on the Group’s assessment, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

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
December 31, 2019, 2020 and 2021

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

(b)	Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%)
				December 31,
Name of investor	Name of investee	Main business	Location	2020	2021	Note
The Company	ChipMOS U.S.A., Inc. (“ChipMOS USA”)	Marketing of semiconductors and electronic related products	San Jose, USA	100	100
The Company	ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”)	Holding company	British Virgin Islands	100	100
ChipMOS BVI	ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”)	Marketing of semiconductors and electronic related products	Shanghai, People’s Republic of China (“PRC”)	100	100

(c)	Subsidiaries not included in the consolidated financial statements: None.

(d)	Adjustments for subsidiaries with different statements of financial position dates: Not applicable.

(e)	No significant restrictions on the ability of subsidiaries to transfer funds to parent company.

(f)	Subsidiaries that have non-controlling interests that are material to the Group: None.

d)	Foreign currency translation
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
December 31, 2019, 2020 and 2021

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
December 31, 2019, 2020 and 2021

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
December 31, 2019, 2020 and 2021

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
December 31, 2019, 2020 and 2021

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

p)	Leasing arrangements (lessee) – right-of-use assets / lease liabilities

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
December 31, 2019, 2020 and 2021

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
December 31, 2019, 2020 and 2021

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
December 31, 2019, 2020 and 2021

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
December 31, 2019, 2020 and 2021

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
Critical accounting estimates and assumptions
-
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
The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2021, which was NT$27.74 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

6.	Cash and cash equivalents

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Cash on hand and petty cash	470	450
Checking accounts and demand deposits	2,609,421	2,683,977
Time deposits	1,503,760	3,221,749

	4,113,651	5,906,176

a)	The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.

b)	No cash and cash equivalents of the Group were pledged to others.

7.	Financial assets at fair value through profit or loss

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Current:
Financial assets mandatorily measured at fair value through profit or loss
Listed stocks	46,512	339,679
Valuation adjustment	6,608	20,281

	53,120	359,960

Non-current:
Financial assets mandatorily measured at fair value through profit or loss
Foreign partnership interests	10,940	—
Valuation adjustment	(572)	—

	10,368	—

a)	Amounts recognized in profit or loss in relation to the financial assets at fair value through profit or loss are listed below:

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Financial assets mandatorily measured at fair value through profit or loss
Beneficiary certificates*	1,750	18,077	2,530
Listed stocks	—	6,608	13,673
Foreign partnership interests	(433)	(670)	(941)

	1,317	24,015	15,262

*
Beneficiary certificates represent money market funds the Company held during the reporting period. As of December 31, 2019, 2020 and 2021, there were no beneficiary certificates classified as current financial assets at fair value through profit or loss (“FVTPL”).

b)	No financial assets at FVTPL were pledged to others.

c)	Information relating to price risk of financial assets at FVTPL is provided in Note 43.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

8.	Financial assets at amortized cost

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Current:
Time deposits	206,482	29,239

Non-current:
Restricted bank deposits	48,319	37,539

a)	Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Interest income	4,467	2,206	1,187

b)
Without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group is the carrying amount at the end of each reporting period.

c)	Information about the financial assets at amortized cost that were pledged to others as collateral is provided in Note 38.

d)	Information relating to credit risk of financial assets at amortized cost is provided in Note 43.

9.	Accounts receivable

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Accounts receivable	5,365,776	6,346,156
Less: Loss allowance	(1,620)	(1,910)

	5,364,156	6,344,246

a)
The Group’s credit term granted to customers is 30~90 days. Receivables do not bear interest. The loss allowance is determined based on the credit quality of customers. Information relating to credit risk is provided in Note 43.

b)	The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Current	5,272,208	6,327,791
Within 1 month	93,568	18,365

	5,365,776	6,346,156

c)
As of December 31, 2020 and 2021, accounts receivable were all from contracts with customers. And as of January 1, 2020, the balance of accounts receivable from contracts with customers was NT$4,452,904 thousand.

d)
Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’s maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.

e)	No accounts receivable of the Group were pledged to others.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

10.	Inventories

	December 31, 2020
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	2,181,890	(79,815)	2,102,075

	December 31, 2021
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	3,328,763	(121,586)	3,207,177

The cost of inventories recognized as an expense for the year:

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Cost of revenue	16,372,032	17,957,568	20,103,735
Loss on abandonment	12,369	5,323	552
Allowance for inventory valuation and obsolescence loss	27,341	16,317	41,770

	16,411,742	17,979,208	20,146,057

a)	Allowance for inventory valuation and obsolescence loss was recognized due to the change in net realizable value.

b)	No inventories of the Group were pledged to others.

11.	Non-current financial assets at fair value through other comprehensive income

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Designation of equity instruments
Foreign unlisted stocks	38,534	38,534
Valuation adjustment	223,473	345,987

	262,007	384,521

a)
Based on the Group’s business model, the foreign unlisted stocks held for strategic investments were elected to classify as “Financial assets at fair value through other comprehensive income”. As of December 31, 2020 and 2021, the fair value of aforementioned investments is the carrying amount at the end of each reporting period.

b)	Amounts recognized in other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Financial assets at fair value through other comprehensive income
Foreign unlisted stocks	(52,549)	140,199	122,514

c)	No financial assets at fair value through other comprehensive income were pledged to others.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

d)	Information about fair value measurement is provided in Note 43 b).

12.	Investments accounted for using equity method

Associates	December 31, 2020	December 31, 2021
	NT$000	NT$000
JMC ELECTRONICS CO., LTD. (“JMC”)	250,769	304,437
Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”)	3,020,908	3,596,012

	3,271,677	3,900,449

a)	The carrying amount of the Group’s interests in all individually immaterial associates and the Group’s share of the operating results are summarized below:
As of December 31, 2020 and 2021, the carrying amount of the Group’s individually immaterial associates amounted to $3,271,677 thousand and $3,900,449 thousand, respectively.

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
(Loss) profit for the year from continuing operations	(154,926)	(147,329)	625,733
Other comprehensive income, net of income tax	5,732	23,143	28,843

Total comprehensive (loss) income	(149,194)	(124,186)	654,576

b)	JMC has quoted market prices. As of December 31, 2020 and 2021, the fair value was NT$454,010 thousand and NT$468,950 thousand, respectively.

c)
To further strengthen financial structure, increase balance of working capital and reduce debt ratio, the Company’s Board of Directors adopted a resolution on April 2, 2019 to dispose of 9,100,000 common shares of JMC, which reduced the shareholding of equity investment in JMC to 10%. The disposal of shares was completed on April 8, 2019 for cash consideration of NT$1,180,179 thousand, and the Company recognized gain on disposal of investment in associates amounted to NT$973,609 thousand. JMC is still recognized as investment accounted for using equity method given that the Company retains significant influence by holding one seat in JMC’s Board of Directors.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

13.	Property, plant and equipment, net

	2019
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	452,738	10,254,531	48,274,171	4,402,711	2,610,893	1,069,892	67,064,936
Accumulated depreciation and impairment	—	(6,345,800)	(38,042,078)	(3,660,532)	(2,196,905)	—	(50,245,315)

	452,738	3,908,731	10,232,093	742,179	413,988	1,069,892	16,819,621

January 1	452,738	3,908,731	10,232,093	742,179	413,988	1,069,892	16,819,621
Effects on initial application of IFRS 16	—	—	—	—	(31,904)	—	(31,904)

Adjusted balance at January 1	452,738	3,908,731	10,232,093	742,179	382,084	1,069,892	16,787,717
Additions	—	116,238	2,334,358	781,465	224,287	1,440,308	4,896,656
Disposals	—	—	(16,033)	(9,336)	(416)	—	(25,785)
Reclassifications	—	455,792	1,111,715	7,880	25,042	(1,573,811)	26,618
Depreciation expenses	—	(384,832)	(2,489,070)	(625,712)	(196,201)	—	(3,695,815)
Impairment losses	—	—	(9,938)	—	—	—	(9,938)
Exchange adjustment	—	—	(4)	—	(5)	—	(9)

December 31	452,738	4,095,929	11,163,121	896,476	434,791	936,389	17,979,444

December 31
Cost	452,738	10,821,972	51,244,512	5,008,321	1,937,755	936,389	70,401,687
Accumulated depreciation and impairment	—	(6,726,043)	(40,081,391)	(4,111,845)	(1,502,964)	—	(52,422,243)

	452,738	4,095,929	11,163,121	896,476	434,791	936,389	17,979,444

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	2021
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	452,738	11,212,129	53,246,474	5,451,547	2,185,299	639,607	73,187,794
Accumulated depreciation and impairment	—	(7,119,843)	(41,898,177)	(4,499,186)	(1,675,902)	—	(55,193,108)

	452,738	4,092,286	11,348,297	952,361	509,397	639,607	17,994,686

January 1	452,738	4,092,286	11,348,297	952,361	509,397	639,607	17,994,686
Additions	—	1,345	11,829	407	189	6,538,932	6,552,702
Disposals	—	—	(66,873)	(9,502)	—	—	(76,375)
Reclassifications	—	673,208	4,890,400	690,346	241,656	(6,495,610)	—
Depreciation expenses	—	(423,283)	(2,896,612)	(795,622)	(239,515)	—	(4,355,032)
Impairment losses	—	—	(4,843)	—	—	—	(4,843)
Exchange adjustment	—	—	(13)	—	(4)	—	(17)

December 31	452,738	4,343,556	13,282,185	837,990	511,723	682,929	20,111,121

December 31
Cost	452,738	11,877,419	57,176,339	5,574,316	2,345,204	682,929	78,108,945
Accumulated depreciation and impairment	—	(7,533,863)	(43,894,154)	(4,736,326)	(1,833,481)	—	(57,997,824)

	452,738	4,343,556	13,282,185	837,990	511,723	682,929	20,111,121

a)	Amount of borrowing costs capitalized as part of property, plant and equipment and the range of the interest rates for such capitalization are as follows:

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Amount of interest capitalized	15,114	9,762	11,193
Range of the interest rates for capitalization	1.7822%	1.4909%	1.1358%

b)	Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 38.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

14.	Leasing arrangements - lessee

a)
The Group leases various assets, including land, buildings, machinery and equipment, and others. Lease agreements are typically made for periods of 1 to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.

b)	The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	December 31, 2020	December 31, 2021
	Carrying amount	Carrying amount
	NT$000	NT$000
Land	636,261	616,458
Buildings	19,044	10,946
Machinery and equipment	203,249	204,484
Others	515	3,917

	859,069	835,805

	Year ended December 31,
	2019	2020	2021
	Depreciation expenses	Depreciation expenses	Depreciation expenses
	NT$000	NT$000	NT$000
Land	22,657	20,938	20,486
Buildings	7,113	7,819	9,870
Machinery and equipment	4,520	46,225	247,090
Others	1,809	1,544	1,634

	36,099	76,526	279,080

c)	For the years ended December 31, 2020 and 2021, additions to right-of-use assets were NT$261,798 thousand and NT$433,768 thousand, respectively.

d)	The information on profit or loss accounts relating to lease contracts is as follows:

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Items affecting profit or loss
Interest expense on lease liabilities	14,349	13,442	15,245
Expense on short-term lease contracts	230,589	202,782	143,791

e)	For the years ended December 31, 2019, 2020 and 2021, the Group’s total cash outflow for leases were NT$273,709 thousand, NT$274,727 thousand and NT$448,290 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

15.	Short-term bank loans

Type of loans	December 31, 2020	December 31, 2021
	NT$000	NT$000
Bank loans
Unsecured bank loans	—	731,751

Interest rate range	—	0.6604%~0.7394%

Unused credit lines of short-term bank loans
NT$000	3,251,000	2,918,249

US$000	90,000	85,025

16.	Accounts payable

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Accounts payable	766,805	765,403
Estimated accounts payable	200,016	246,988

	966,821	1,012,391

17.	Other payables

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Payables to contractors and equipment suppliers	1,145,359	1,816,555
Salaries and bonuses payable	788,720	829,762
Employees’ compensation payable	332,080	673,387
Directors’ remuneration payable	16,604	25,690
Pension payable	15,159	16,600
Interest payable	1,958	3,277
Other expense payable	949,523	1,013,168

	3,249,403	4,378,439

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

18.	Long-term bank loans

Type of loans	Period and payment term	December 31, 2020	December 31, 2021
		NT$000	NT$000
Syndicated bank loan	Borrowing period is from May 30, 2018 to May 30, 2023; interest is repayable monthly; principal is repayable semi-annually from November 30, 2018	3,310,000	54,000
Government granted bank loans	Borrowing period is from March 11, 2020 to November 15, 2031; interest is repayable monthly; principal is repayable monthly from March 15, 2023	4,505,000	9,463,131
Less: Fee on syndicated bank loan		(17,223)	(10,026)
Less: Unamortized interest on government granted bank loans		(64,212)	(93,740)
Less: Current portion (fee included)		(748,353)	(46,826)

		6,985,212	9,366,539

Interest rate range		0.65%~1.7895%	0.45%~1.7895%

Unused credit lines of long-term bank loan NT$000		11,239,000	8,776,868

a)
On January 1,
2019
, Ministry of Economic Affairs, ROC (“MOEA”) implemented the “Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan” and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 and November 2021 with the line of credit amounted to NT$14.64 billion and terms from seven to ten years. Funding from these loans was used to invest in machineries, equipment and plant expansions and broaden the Company’s working capital.

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

c)	Information about the items that are pledged to others as collaterals for long-term bank loans is provided in Note 38.

19.	Pensions

a)	Defined Benefit Plans
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

(a)	The amounts recognized in the statements of financial position are as follows:

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Present value of defined benefit obligations	(943,391)	(959,677)
Fair value of plan assets	431,740	456,389

Net defined benefit liability	(511,651)	(503,288)

(b)	Movements in net defined benefit liability are as follows:

	2019
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(910,081)	389,316	(520,765)
Current services cost	(332)	—	(332)
Interest (expense) income	(11,170)	4,831	(6,339)

	(921,583)	394,147	(527,436)

Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	12,601	12,601
Financial assumption movement effect	(27,993)	—	(27,993)
Experience adjustments	36,308	—	36,308

	8,315	12,601	20,916

Pension fund contribution	—	26,413	26,413
Paid pension	12,109	(12,109)	—

December 31	(901,159)	421,052	(480,107)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	2020
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(901,159)	421,052	(480,107)
Current services cost	(263)	—	(263)
Interest (expense) income	(8,835)	4,171	(4,664)

	(910,257)	425,223	(485,034)

Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	12,568	12,568
Financial assumption movement effect	(57,180)	—	(57,180)
Experience adjustments	(7,378)	—	(7,378)

	(64,558)	12,568	(51,990)

Pension fund contribution	—	25,373	25,373
Paid pension	31,424	(31,424)	—

December 31	(943,391)	431,740	(511,651)

	2021
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(943,391)	431,740	(511,651)
Current services cost	(237)	—	(237)
Interest (expense) income	(4,629)	2,137	(2,492)

	(948,257)	433,877	(514,380)

Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	5,613	5,613
Impact on changes in demographic assumptions	(20,022)	—	(20,022)
Financial assumption movement effect	23,757	—	23,757
Experience adjustments	(24,347)	—	(24,347)

	(20,612)	5,613	(14,999)

Pension fund contribution	—	26,091	26,091
Paid pension	9,192	(9,192)	—

December 31	(959,677)	456,389	(503,288)

(c)
The Bank of Taiwan was commissioned to manage the fund of the Company’s defined benefit pension plan in accordance with the fund’s annual investment and utilization plan and the “Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund” (Article 6: The scope of utilization for the fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter,
or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year
time deposits with the interest rates offered by local banks. If the earnings are less than aforementioned rates, government shall make payment for the deficit after being authorized by the authority. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of the fair value of plan asset in accordance with IAS 19 “Employee Benefits” paragraph 142. The composition of fair value of plan assets as of December 31, 2020 and 2021 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

(d)	The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2020	2021
Discount rate	0.50%	0.70%

Future salary increase	3.50%	3.50%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.
The present value of defined benefit obligations is affected by the change in actuarial assumption. The analysis was as follows:

	Discount rate		Future salary increase
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2020
Effect on present value of defined benefit obligations	(29,114)	30,434	29,471	(28,365)

December 31, 2021
Effect on present value of defined benefit obligations	(28,574)	29,825	28,941	(27,893)

The sensitivity analysis above is based on a change in an assumption while holding all other assumptions constant. In practice, changes in some of the assumptions may be correlated. The method of sensitivity analysis and the method of calculating net defined benefit liability in the statements of financial position are the same.
The methods and types of assumptions used in preparing the sensitivity analysis remain unchanged from previous period.

(e)	Expected contributions to the defined benefit pension plans of the Company for the year ending December 31, 2022 amounts to NT$ 27,00 5 thousand.

(f)	As of December 31, 2021, the weighted average duration of that retirement plan is 12.2 years. The analysis of timing of the future pension payment was as follows:

December 31, 2021
NT$000
Within 1 year	36,762
1-2 years	36,346
2-5 years	126,806
5-10 years	178,998

378,912

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

b)	Defined Contribution Plans

(a)
Effective from July 1, 2005, the Company established a defined contribution pension plan (“New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2019, 2020 and 2021 were NT$187,502 thousand, NT$184,562 thousand and NT$197,076 thousand, respectively.

(b)
According to the defined contribution pension plan stipulated by PRC, ChipMOS Shanghai contributes monthly on amount based on a certain percentage of the local employees’ monthly salaries and wages. The contribution percentage were both 16% for the years ended December 31, 2020 and 2021. The pension of each employee is managed by the government and ChipMOS Shanghai has no further obligations except the monthly contribution. The pension costs under defined contribution pension plan of ChipMOS Shanghai for the years ended December 31, 2020 and 2021 were nil and $209 thousand, respectively.

20.	Share-based payments
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

b)	As of December 31, 2019, there were no outstanding restricted shares.

c)	The expenses incurred on share-based payment transactions for the year ended December 31, 2019 was NT$822 thousand.

21.	Capital stock

a)
As of December 31, 2021, the Company’s authorized capital was NT$9,700,000 thousand, consisting of 970,000 thousand ordinary shares, and the paid-in
capital was NT$7,272,401 thousand with a par value of NT$10 per share, consisting of 727,240 thousand ordinary shares. All proceeds from shares issued have been collected.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

b)
As of December 31, 2021, the outstanding ADSs were approximately 4,586,252 units representing 91,725 thousand ordinary shares and each ADS represents 20 ordinary shares of the Company. The major terms and conditions of the ADSs are summarized as follows:

(a)	Voting rights:
ADS holders have no right to directly vote in shareholders’ meetings with respect to the deposited shares. The depository bank shall vote on behalf of ADS holders or provide voting instruction to the designated person of the Company. The depository bank shall vote in the manner as instructed by ADS holders.

(b)	Distribution of dividends:
ADS holders are deemed to have the same rights as holders of ordinary shares with respect to the distribution of dividends.

c)	Movements in the number of the Company’s ordinary shares outstanding are as follows:

	2019	2020	2021
	in thousands	in thousands	in thousands
January 1	727,265	727,240	727,240
Restricted shares – cancelled	(25)	—	—

December 31	727,240	727,240	727,240

d)	Treasury stock
On March 7, 2019 and August 6, 2019, the Company’s Board of Directors approved the cancellation of treasury stock 25,570 thousand shares amounted to NT$962,503 thousand. As of December 31, 2019, all of the Company’s treasury stocks were cancelled.

22.	Capital surplus
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	2021
	Share premium	Employee restricted shares	Others	Total
	NT$000	NT$000	NT$000	NT$000
January 1	6,043,483	—	7,304	6,050,787
Changes in associates accounted for using equity method	—	—	4,834	4,834

December 31	6,043,483	—	12,138	6,055,621

23.	Retained earnings

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

e)
The appropriations of 2018, 2019 and 2020 earnings were resolved in the shareholders’ meeting held on June 10, 2019, June 9, 2020 and July 12, 2021, respectively. The appropriations and dividends per share are as follows:

	2018		2019		2020
	Amount	Cash distribution per share	Amount	Cash distribution per share	Amount	Cash distribution per share

	NT$000	NT$	NT$000	NT$	NT$000	NT$
Legal reserve	110,308		258,416		232,611
Special reserve	—		19,802		(19,802)
Cash dividend	872,718	1.20	1,309,032	1.80	1,599,928	2.20

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

24.	Other equity interest

	2019
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Unearned employee awards	Total
	NT$000	NT$000	NT$000	NT$000
January 1	14,516	106,898	(1,701)	119,713
Currency translation differences
- The Company	(104,198)	—	—	(104,198)
Employee restricted shares
- The Company	—	—	1,701	1,701
Evaluation adjustment
- The Company	—	(52,549)	—	(52,549)
- Associates	—	5,093	—	5,093
Evaluation adjustment related tax
- The Company	—	7,016	—	7,016
Disposal of investment accounted for using equity method	—	(72)	—	(72)

December 31	(89,682)	66,386	—	(23,296)

	2020
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total
	NT$000	NT$000	NT$000
January 1	(89,682)	66,386	(23,296)
Currency translation differences
- The Company	28,352	—	28,352
Evaluation adjustment
- The Company	—	140,199	140,199
- Associates	—	22,925	22,925
Evaluation adjustment related tax
- The Company	—	(34,794)	(34,794)

December 31	(61,330)	194,716	133,386

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	2021
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total
	NT$000	NT$000	NT$000
January 1	(61,330)	194,716	133,386
Currency translation differences
- The Company	(24,695)	—	(24,695)
Evaluation adjustment
- The Company	—	122,514	122,514
- Associates	—	21,094	21,094
Evaluation adjustment related tax
- The Company	—	(30,459)	(30,459)

December 31	(86,025)	307,865	221,840

25.	Revenue

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Revenue from contracts with customers	20,337,881	23,011,381	27,400,035

a)
The Group is primarily engaged in the assembly and testing services on high-integration and high-precision integrated circuits, and recognized revenue based on the progress towards completion of performance obligation during the service period. Information on revenue disaggregation is provided in Note 44.

b)	Contract assets and liabilities
The Group has recognized the following contract assets and liabilities in relation to revenue from contracts with customers:

	January 1, 2020	December 31, 2020	December 31, 2021
	NT$000	NT$000	NT$000
Contract assets	377,869	389,016	400,255

Contract liabilities (Advance payments)	1,231	—	—

c)	The information relating to loss allowance for contract assets is provided in Note 43 a).

d)
Revenue recognized for the years ended December 31, 2020 and 2021, amounted to NT$565 thousand and nil, respectively, was related to carried forward contract liabilities for performance obligations not satisfied in prior year.

e)
All of the service contracts are for periods of one year or less. As permitted under IFRS 15, “Revenue from Contracts with Customers”, the transaction price allocated to these unsatisfied contracts is not disclosed.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

26.	Other income (expenses), net

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Gain on disposal of scrapped materials	43,652	51,077	52,254
Royalty income	12,336	2,962	907
Gain on disposal of items purchased on behalf of others	15,080	30,140	21,945
Gain on disposal of property, plant and equipment, net	20,271	48,070	33,935
Insurance compensation income	10,435	—	—
Impairment loss on property, plant and equipment	(9,938)	—	(4,843)
Gains from lease modifications	—	—	891
Others	1,092	3,329	20,498

	92,928	135,578	125,587

27.	Interest income

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Bank deposits	59,901	25,547	8,772
Financial assets at amortized cost	4,467	2,206	1,187
Other interest income	—	25	21

	64,368	27,778	9,980

28.	Other income

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Rental income	9,249	10,260	17,326
Dividend income	585	3,229	4,690
Grant income	925	7,668	12,480

	10,759	21,157	34,496

29.	Other gains and losses

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Foreign exchange losses, net	(154,993)	(355,255)	(89,152)
Reimbursement of ADSs service charge	4,292	2,101	2,284
Gain on valuation of financial assets at fair value through profit or loss	1,317	24,015	15,262
Compensation income	—	—	1,524
Others	970	5,872	4,253

	(148,414)	(323,267)	(65,829)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

30.	Finance costs

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Interest expense
Bank loans	171,840	158,720	116,946
Lease liabilities	14,349	13,442	15,245
Less: Amounts capitalized in qualifying assets	(15,114)	(9,762)	(11,193)

	171,075	162,400	120,998
Finance expense	9,187	9,082	10,186

	180,262	171,482	131,184

31.	Expenses by nature

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Raw materials and supplies used	3,575,283	4,708,493	5,518,145
Employee benefit expenses	6,075,773	6,010,227	6,757,888
Depreciation expenses	3,731,914	4,175,519	4,634,112
Others	4,590,720	4,686,218	5,053,088

	17,973,690	19,580,457	21,963,233

32.	Employee benefit expenses

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Salaries	5,114,790	4,937,591	5,632,219
Directors’ remuneration	26,266	28,229	40,164
Labor and health insurance	422,106	396,796	424,901
Pension	194,173	189,489	200,014
Share-based payments	822	—	—
Other personnel expenses	317,616	458,122	460,590

	6,075,773	6,010,227	6,757,888

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

b)
Based on profit distributable as of the end of reporting period, for the years ended December 31, 2019, 2020 and 2021, the employees’ compensation were accrued at NT$338,356 thousand, NT$332,080 thousand and NT$673,387 thousand, respectively; the directors’ remuneration were accrued at NT$16,918 thousand, NT$16,604 thousand and NT$25,690 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

c)	For the year of 2020, employees’ compensation and directors’ remuneration recognized were consistent with the amounts resolved in the Board of Directors’ meeting.

33.	Income tax expense

a)	Income tax expense

(a)	Components of income tax expense:

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Current income tax:
Current income tax on profits for the period	408,788	636,876	1,109,752
Income tax on unappropriated retained earnings	74,540	105,665	227,467
Prior year income tax overestimation	(5,016)	(133,923)	(184,284)

Total current income tax	478,312	608,618	1,152,935

Deferred income tax:
Relating to origination and reversal of temporary differences	35,367	(14,237)	(54,617)

Income tax expense	513,679	594,381	1,098,318

(b)	The income tax (charge)/credit relating to components of other comprehensive income are as follows:

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Unrealized (loss) gain on valuation of financial assets at fair value through other comprehensive income	(7,016)	34,794	30,459
Remeasurement of defined benefit obligations	4,183	(10,398)	(2,999)

	(2,833)	24,396	27,460

b)	Reconciliation of income tax expense and the accounting profit:

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Tax calculated based on profit before tax and statutory tax rate	606,917	595,258	1,207,605
Effects from adjustments based on regulation	(162,924)	26,974	(152,618)
Temporary difference not recognized as deferred tax assets	(608)	(4)	—
Prior year income tax overestimation	(5,016)	(133,923)	(184,284)
Income tax on unappropriated retained earnings	74,540	105,665	227,467
Effect of different tax rates in countries in which the Group operates	770	411	148

Income tax expense	513,679	594,381	1,098,318

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

c)	The amounts of deferred tax assets or liabilities resulting from temporary differences and investment tax credits are as follows:

	2019
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	7,232	5,468	—	12,700
Property, plant and equipment	64,183	(25,515)	—	38,668
Provisions	12,396	(6,796)	—	5,600
Deferred revenue	34,156	(6,506)	—	27,650
Net defined benefit liability	100,743	(3,948)	(4,183)	92,612
Unrealized exchange losses	3,575	13,721	—	17,296
Investment tax credit	4,420	(4,420)	—	—
Others	11	15	—	26

Total	226,716	(27,981)	(4,183)	194,552

Deferred tax liabilities
Property, plant and equipment	(281,594)	(7,386)	—	(288,980)
Financial assets at fair value through other comprehensive income	(27,165)	—	7,016	(20,149)

Total	(308,759)	(7,386)	7,016	(309,129)

Information presented on statements of financial position
Deferred tax assets	226,716			194,552

Deferred tax liabilities	(308,759)			(309,129)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	2021
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	15,963	8,354	—	24,317
Property, plant and equipment	36,401	235	—	36,636
Provisions	2,678	171	—	2,849
Deferred revenue	21,144	(6,506)	—	14,638
Net defined benefit liability	98,921	(4,672)	2,999	97,248
Unrealized exchange losses	9,915	(7,754)	—	2,161
Others	669	2,080	—	2,749

Total	185,691	(8,092)	2,999	180,598

Deferred tax liabilities
Property, plant and equipment	(255,484)	62,797	—	(192,687)
Financial assets at fair value through other comprehensive income	(54,943)	—	(30,459)	(85,402)
Others	—	(88)	—	(88)

Total	(310,427)	62,709	(30,459)	(278,177)

Information presented on statements of financial position
Deferred tax assets	185,691			180,598

Deferred tax liabilities	(310,427)			(278,177)

d)	The amounts of deductible temporary difference that are not recognized as deferred tax assets are as follows:

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Deductible temporary differences	946,236	371,133

e)
The Company has not recognized taxable temporary differences associated with investments as deferred tax liabilities. As of December 31, 2020 and 2021, the amounts of temporary differences not recognized as deferred tax liability were NT$45,005 thousand and NT$609,709 thousand, respectively.

f)	The Company’s income tax returns through 2019 have been assessed and approved by the Tax Authority.

g)
On October 31, 2016, the Company merged with its former parent company, ChipMOS TECHNOLOGIES (Bermuda) LTD. And as a result, the Company recognized its own shares originally held by former parent company as treasury stock. Subsequently, the Company deducted unappropriated retained earnings by NT$5,052,343 thousand to reflect the loss due from the cancellation of treasury stock. In January 2017, the Company has filed an application to the National Taxation Bureau of the Northern Area, Ministry of Finance to apply the accumulated deficit amount, as a deduction in the calculation of years 2015 and 2016 additional 10% tax on unappropriated retained earnings. In April and June 2020, the Company received the Notice for Assessment of Tax for the years 2015 and 2016 from the National Taxation Bureau of the Northern Area, Ministry of Finance, and the tax refund amounted to NT$138,941 thousand was received in year 2020.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

34.	Earnings per share

	Year ended December 31, 2019
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	2,508,574	727,111	3.45

Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		9,879
Restricted shares		126

Profit attributable to equity holders of the Company	2,508,574	737,116	3.40

	Year ended December 31, 2020
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	2,378,978	727,240	3.27

Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		9,668

Profit attributable to equity holders of the Company	2,378,978	736,908	3.23

	Year ended December 31, 2021
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	4,937,267	727,240	6.79

Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		15,618

Profit attributable to equity holders of the Company	4,937,267	742,858	6.65

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

35.	Supplementary cash flow information
Partial cash paid for investing activities
Property, plant and equipment

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Purchase of property, plant and equipment	4,896,656	4,133,615	6,552,702
Add: Beginning balance of payable to contractors and equipment suppliers	1,516,735	972,770	1,145,359
Less: Ending balance of payable to contractors and equipment suppliers	(972,770)	(1,145,359)	(1,816,555)

Cash paid during the year	5,440,621	3,961,026	5,881,506

36.	Changes in liabilities from financing activities

	2019
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	9,789,518	1,092	—	9,790,610
Effects on initial application of IFRS 16	—	—	884,275	884,275

Adjusted balance at January 1	9,789,518	1,092	884,275	10,674,885
Changes in cash flow from financing activities	(756,450)	3	(48,161)	(804,608)
Adjustment to right-of-use assets	—	—	(148,512)	(148,512)
Reclassification to payable on equipment from lease liabilities	—	—	(9,000)	(9,000)
Amortization of loan fees	8,577	—	—	8,577
Amortization of interest expense	—	—	14,349	14,349

December 31	9,041,645	1,095	692,951	9,735,691

	2020
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	9,041,645	1,095	692,951	9,735,691
Changes in cash flow from financing activities	(1,326,857)	575	(84,928)	(1,411,210)
Adjustment to right-of-use assets	—	—	249,030	249,030
Reclassification	—	20,000	—	20,000
Amortization of loan fees	7,581	—	—	7,581
Amortization of interest expense	11,196	—	13,442	24,638

December 31	7,733,565	21,670	870,495	8,625,730

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	2021
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	—	7,733,565	21,670	870,495	8,625,730
Changes in cash flow from financing activities	731,751	1,652,332	(45)	(289,668)	2,094,370
Adjustment to right-of-use assets	—	—	—	255,179	255,179
Amortization of loan fees	—	7,646	—	—	7,646
Amortization of interest expense	—	19,822	—	15,245	35,067

December 31	731,751	9,413,365	21,625	851,251	11,017,992

37.	Related party transactions

a)	Parent and ultimate controlling party
The Company has neither a parent company nor an ultimate controlling party. The transactions between the Company and its subsidiaries were eliminated in the accompanying consolidated financial statements and were not disclosed herein. The transactions between the Group and other related parties are as follows.

b)	Names of related parties and relationship

Name	Relationship
Unimos Shanghai	Associate
JMC	Associate

c)	Significant related party transactions
None.

d)	Key management personnel compensation

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Salaries and other short-term employee benefits	178,713	186,854	243,405
Post-employment compensation	2,049	4,258	2,156

	180,762	191,112	245,561

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

38.	Pledged assets

Assets	Purpose	December 31, 2020	December 31, 2021
		Carrying amount	Carrying amount
		NT$000	NT$000
Non-current financial assets at amortized cost	Lease and bank loan	48,319	37,539
Property, plant and equipment, net
- Land	Bank loan	452,738	452,738
- Buildings	Bank loan	4,092,287	4,343,556
- Machinery and equipment	Bank loan	6,912,544	8,245,561

		11,505,888	13,079,394

39.	Significant contingent liabilities and unrecognized contract commitments

a)
A letter of guarantee was issued by the financial institutions to the Customs Administration of the Ministry of Finance for making payment of customs-duty deposits when importing. As of December 31, 2020 and 2021, the amounts guaranteed by the financial institutions were NT$99,000 thousand and NT$137,700 thousand, respectively.

b)	Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Property, plant and equipment, net	2,331,041	2,629,129

40.	Significant disaster loss
None.

41.	Significant events after the reporting period
None.

42.	Capital management
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
The liabilities to assets ratio at December 31, 2020 and 2021 were as follows:

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Total liabilities	14,364,975	18,380,369
Total assets	35,080,814	42,522,584

Liabilities to assets ratio	40.95%	43.22%

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

43.	Financial risk management and fair values of financial instruments

a)	Financial instruments

(a)	Financial instruments by category

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	63,488	359,960
Financial assets at fair value through other comprehensive income
Designation of equity instruments	262,007	384,521
Financial assets at amortized cost
Cash and cash equivalents	4,113,651	5,906,176
Financial assets at amortized cost	254,801	66,778
Notes receivable	599	1,035
Accounts receivable	5,364,156	6,344,246
Other receivables	51,436	86,879
Refundable deposits	21,186	21,278

	10,131,324	13,170,873

Financial liabilities
Financial liabilities at amortized cost
Short-term bank loans	—	731,751
Notes payable	2,899	23
Accounts payable	966,821	1,012,391
Other payables	3,249,403	4,378,439
Long-term bank loans (including current portion)	7,733,565	9,413,365
Lease liabilities (including current portion)	870,495	851,251
Guarantee deposits	21,670	21,625

	12,844,853	16,408,845

(b)	Risk management policies

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
December 31, 2019, 2020 and 2021

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	December 31, 2021
	Foreign currency	Exchange rate	Carrying amount (NT$000)
(Foreign currency: functional currency)
Financial assets
Monetary items
US$000	188,143	27.6800	5,207,798
JPY000	141,523	0.2405	34,036
RMB000	4,944	4.3440	21,477
Non-monetary items
JPY000	1,598,839	0.2405	384,521
RMB000	827,811	4.3440	3,596,012
Financial liabilities
Monetary items
US$000	53,042	27.6800	1,468,203
JPY000	1,089,668	0.2405	262,005

5.
The total exchange losses, including realized and unrealized losses arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2019, 2020 and 2021, amounted to NT$154,993 thousand, NT$355,255 thousand and NT$89,152 thousand, respectively.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	Year ended December 31, 2020
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	250,396	—
JPY000	5%	1,901	—
RMB000	5%	1,497	—
Financial liabilities
Monetary items
US$000	5%	37,608	—
JPY000	5%	21,251	—

	Year ended December 31, 2021
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	260,390	—
JPY000	5%	1,702	—
RMB000	5%	1,074	—
Financial liabilities
Monetary items
US$000	5%	73,410	—
JPY000	5%	13,103	—
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

2.
The Group invests in beneficiary certificates and listed stocks issued by the domestic companies. The prices of equity securities would change due to change of the future value of investee companies. For the years ended December 31, 2019, 2020 and 2021, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Group’s profit before income tax by nil, NT$531 thousand and NT$3,600 thousand, respectively.

3.
The Group’s investments in financial instruments comprise foreign unlisted stocks and partnership. The prices of financial instruments would change due to different valuation models and assumptions used. Analysis related to the effect on profit or other comprehensive income if these assumptions change is provided in Note 43 b) (g).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

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

4.
For the years ended December 31, 2019, 2020 and 2021, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group’s profit before income tax approximately by NT$90,660 thousand, NT$78,150 thousand and NT$102,489 thousand, respectively, mainly due to the Group’s floating rate on bank loans.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

6.
The Group referred to the forecastability of business monitoring indicators published by the ROC National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of contract assets, accounts receivable and other receivables. As of December 31, 2020 and 2021 the loss rate methodologies are as follows:

	December 31, 2020
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.030%	0.030%	0.030%
Total carrying amount	389,133	5,365,776	51,446
Loss allowance	(117)	(1,620)	(10)

	December 31, 2021
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.030%	0.030%	0.030%
Total carrying amount	400,375	6,346,156	86,895
Loss allowance	(120)	(1,910)	(16)

7.	Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows:

	2019
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(135)	(2,141)	(13)
Provision for impairment loss	—	—	(5)
Reversal of impairment loss	21	790	—

December 31	(114)	(1,351)	(18)

	2020
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(114)	(1,351)	(18)
Provision for impairment loss	(3)	(269)	—
Reversal of impairment loss	—	—	8

December 31	(117)	(1,620)	(10)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	2021
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(117)	(1,620)	(10)
Provision for impairment loss	(3)	(290)	(6)

December 31	(120)	(1,910)	(16)

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

2.	The primary source of liquidity for the Group is from bank loans. See Notes 15 and 18 for details of the unused credit lines of the Group as of December 31, 2020 and 2021.

3.
The contractual undiscounted cash flows of notes payable, accounts payable and other payables due within one year and is equivalent to its carrying amount. Except for the aforementioned, the table below summarizes the maturity profile of the Group’s non-derivative
financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Group does not consider the probability of early repayments requested by the banks.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	December 31, 2021
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Short-term bank loans	733,523	—	—	—	733,523
Long-term bank loans	114,953	2,817,662	4,568,521	2,265,350	9,766,486
Lease liabilities	182,186	119,748	54,113	691,764	1,047,811
Guarantee deposits	—	—	—	21,625	21,625

	1,030,662	2,937,410	4,622,634	2,978,739	11,569,445

The difference between the floating interest rates and estimated interest rates will affect the non-derivative
financial liabilities stated above.

b)	Fair value information

(a)	The different levels of inputs used in valuation techniques to measure fair value of financial and non-financial instruments are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date. An active market is a market in which trading for the asset or liability take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices from Level 1 that are observable information for the asset or liability, either directly or indirectly.

Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in equity investment without active market is included in Level 3.

(b)
The carrying amounts of cash and cash equivalents, financial assets at amortized cost, contract assets, notes receivable, accounts receivable, other receivables, refundable deposits, bank loans, notes payable, accounts payable, other payables, lease liabilities and guarantee deposits are approximate to their fair values.

(c)	The related information of financial and non-financial instruments measured at fair value by level based on the nature, characteristics and risks of the assets and liabilities are as follows:

i)	The related information of natures of the assets and liabilities are as follows:

	December 31, 2020
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	53,120	—	—	53,120
- Foreign partnership interests	—	—	10,368	10,368
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	262,007	262,007

	53,120	—	272,375	325,495

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	359,960	—	—	359,960
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	384,521	384,521

	359,960	—	384,521	744,481

ii)	The methods and assumptions the Group used to measure fair value are as follows:

1.	The fair value of the Group’s listed stocks is measured by using the market quoted prices, which is categorized within Level 1 fair value.

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

3.
The Group’s financial instruments issued by foreign partnerships are measured by using the discounted cash flow method, which derives present value estimates by discounting expected future operating effectiveness and free cash flows projections.

4.	The Group’s financial instruments issued by foreign companies are measured by the comparable company valuation (EV/EBITDA ratio and P/B ratio).

5.
The Group takes into account adjustments for credit risks to measure the fair value of financial and non-financial
instruments to reflect credit risk of the counterparty and the Group’s credit quality.

(d)	The following table shows the movements of Level 3 for the years ended December 31, 2020 and 2021:

	December 31, 2020
	Debt instruments	Equity instruments	Total
	NT$000	NT$000	NT$000
January 1	11,038	121,808	132,846
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	(670)	—	(670)
Gains or losses recognized in other comprehensive income
Recorded as unrealized gains on valuation of financial assets at fair value through other comprehensive income	—	140,199	140,199

December 31	10,368	262,007	272,375

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	December 31, 2021
	Debt instruments	Equity instruments	Total
	NT$000	NT$000	NT$000
January 1	10,368	262,007	272,375
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	(941)	—	(941)
Gains or losses recognized in other comprehensive income
Recorded as unrealized gains on valuation of financial assets at fair value through other comprehensive income	—	122,514	122,514
Sold in the period	(9,427)	—	(9,427)

December 31	—	384,521	384,521

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

(f)	The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2020	Valuation technique	Significant unobservable input	Range (weighted average method)	Relationship of inputs to fair value
	NT$000
Non-derivative debt instrument:
Foreign partnership interests	10,368	Discounted cash flow	Discount rate	0.30%	The lower the discount rate, the higher the fair value
Non-derivative equity instrument:
Foreign unlisted stocks	262,007	Comparable companies	Price to book ratio multiple	1.97	The higher the multiple, the higher the fair value
			Enterprise value to EBITDA multiple	12.00	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	Fair value as of December 31, 2021	Valuation technique	Significant unobservable input	Range (weighted average method)	Relationship of inputs to fair value
	NT$000
Non-derivative equity instrument:
Foreign unlisted stocks	384,521	Comparable companies	Price to book ratio multiple	3.46	The higher the multiple, the higher the fair value
			Enterprise value to EBITDA multiple	9.43	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

			December 31, 2021
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign unlisted stocks	Price to book ratio multiple	±1%	—	—	46	46
	Enterprise value to EBITDA multiple	±1%	—	—	3,443	3,443
	Discount for lack of marketability	±1%	—	—	4,585	4,585

			—	—	8,074	8,074

c)	Other matter
In response to the
COVID-19
pandemic, besides complying with the reporting guidelines and prevention management measures issued by the Taiwan Centers for Disease Control, the Group has also drawn up an epidemic preparedness and contingency plan and set up a response team, taking appropriate actions on pandemic protections as well as establishing epidemic prevention and response mechanism based on the pandemic situation to ensure employees’ health and the normal operation of production lines. Meanwhile, the Group maintains sufficient stock of main raw materials required for production. To reduce the risk of raw materials disruption, the Group takes the proper preventive plan based on the pandemic situation in the suppliers’ region, including increase safety stock or establish a second supply source. In summary, the Group has proactively adopted corresponding measures and continued to manage relevant matters. Based on the Group’s assessment, the
COVID-19
pandemic has no significant impact on the Group.

44.	Segment Information

a)	General information
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
December 31, 2019, 2020 and 2021

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	Year ended December 31, 2021
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	5,899,600	7,963,714	8,211,099	5,325,622	—	—	27,400,035
Inter-segment	—	—	—	—	43,808	(43,808)	—

Total revenue	5,899,600	7,963,714	8,211,099	5,325,622	43,808	(43,808)	27,400,035

Operating profit (loss)	1,814,021	857,304	2,336,394	561,642	(6,987)	15	5,562,389

Depreciation expenses	(921,999)	(576,138)	(2,579,150)	(549,020)	(7,805)	—	(4,634,112)

Share of profit (loss) of associates	—	—	—	—	1,211,177	(585,444)	625,733

Interest income	—	—	—	—	9,980	—	9,980

Interest expense	—	—	—	—	(120,998)	—	(120,998)

Purchase of property, plant and equipment	1,841,359	1,553,475	2,748,697	408,751	420	—	6,552,702

d)	Reconciliation for segment income (loss)
Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

e)	Information on products and services

	Year ended December 31,
	2019		2020		2021
	NT$000%		NT$000%		NT$000%
Testing	4,257,800	21	5,002,730	22	5,899,600	22
Assembly	5,148,877	25	6,001,964	26	7,963,714	29
LCDD	6,922,205	34	7,023,003	30	8,211,099	30
Bumping	4,008,999	20	4,983,684	22	5,325,622	19

	20,337,881	100	23,011,381	100	27,400,035	100

f)	Geographical information

	Year ended December 31,
	2019	2020	2021
	NT$000	NT$000	NT$000
Revenue
ROC	15,875,027	18,341,726	21,608,567
Japan	1,905,032	1,291,026	1,768,460
Singapore	1,333,114	1,838,394	1,630,733
PRC	789,496	1,105,535	1,899,362
Others	435,212	434,700	492,913

	20,337,881	23,011,381	27,400,035

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	December 31, 2020	December 31, 2021
	NT$000	NT$000
Non-current assets
ROC	18,913,501	21,506,565
PRC	117	86
Others	11,845	6,245

	18,925,463	21,512,896

g)	Major customer information
The information on the major customers which constituted more than 10% of the Group’s total revenue for the years ended December 31, 2019, 2020 and 2021 is as follows:

	Year ended December 31,
	2019		2020		2021
	Amount	%	Amount	%	Amount	%
	NT$000		NT$000		NT$000
Customers
Customer A	4,756,755	23	5,088,544	22	5,681,277	21
Customer M	1,259,269	6	1,674,801	7	2,832,088	10
Customer K	2,419,612	12	2,332,914	10	2,519,631	9
Customer B	1,679,344	8	2,365,945	10	2,484,611	9
Customer C	2,048,260	10	2,143,130	9	2,268,439	8

45.	Financial Statements Schedule: Valuation and Qualifying Accounts

	January 1	Additions charged to expense or deduction of revenue	Deduction / Write-offs / Reversal	December 31
	NT$000	NT$000	NT$000	NT$000
Year of 2019 :
Allowance for impairment of property, plant and equipment	317,593	9,938	(134,191)	193,340
Allowance for impairment of obsolescence and decline in market value of inventories	36,157	27,341	—	63,498
Provision for deficiency compensation	29,352	5,204	(32,558)	1,998
Sales for allowance	32,627	63,863	(70,490)	26,000
Year of 2020 :
Allowance for impairment of property, plant and equipment	193,340	—	(11,338)	182,002
Allowance for impairment of obsolescence and decline in market value of inventories	63,498	16,317	—	79,815
Provision for deficiency compensation	1,998	4,358	(2,893)	3,463
Sales for allowance	26,000	21,916	(38,052)	9,864

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements (Continued)
December 31, 2019, 2020 and 2021

	January 1	Additions charged to expense or deduction of revenue	Deduction / Write-offs / Reversal	December 31
	NT$000	NT$000	NT$000	NT$000
Year of 2021 :
Allowance for impairment of property, plant and equipment	182,002	4,843	(3,666)	183,179
Allowance for impairment of obsolescence and decline in market value of inventories	79,815	41,771	—	121,586
Provision for deficiency compensation	3,463	11,898	(11,080)	4,281
Sales for allowance	9,864	34,744	(34,759)	9,849
For movements in loss allowance for contract assets, accounts receivable, and other receivables, please refer to Note 43.