Form 20-F
period 2022-12-31
CHIPMOS TECHNOLOGIES INC
filed 2023-04-13
CIK 1123134

As filed with the Securities and Exchange Commission on April 13, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

Telephone: +886-3-577-0055

Facsimile: +886-3-566-8970

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

As of December 31, 2022, 727,240,126 Common Shares, par value NT$10 each, were outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

TABLE OF CONTENTS

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

EXCHANGE RATES

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in the City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2022, which was NT$30.73 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Capitalization and Indebtedness

Not applicable.

Reasons for the Offer and Use of Proceeds

Not applicable.

Risk Factors

Risks Relating to Economic Conditions and the Financial Markets

Global inflation and financial markets disruptions could materially and adversely affect our business and results of operations.

Disruptions in global inflation, interest rate rising, financial markets, trade tensions and COVID-19 may occur that causes diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Particularly, the economics uncertainty caused by trade tensions and inflation will impact the end product market demand. It directly affects the inventory elimination of our customers. Financial difficulties experienced by our customers or suppliers as a result of these conditions could lead to production delays and delays or defaults in payment of accounts receivable. We are not able to predict the occurrence, frequency, duration or extent of disruptions in global inflation and financial markets, or when the trade tensions could be settled down. These conditions increase the difficulty of accurately forecasting and planning our business activities. If these conditions and uncertainties occur or continue, or if credit and financial markets and confidence in economic conditions deteriorate, our business and results of operations could be materially and adversely affected.

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

Our assembly and testing services for LCD, OLED and other display panel driver semiconductors generated revenue of NT$7,023 million, NT$8,211 million and NT$7,289 million (US$237 million) in 2020, 2021 and 2022, respectively. Including gold bump, the revenue of LCD, OLED and other display panel driver semiconductors accounted for around 34% in 2022. We invested NT$2,143 million, NT$2,749 million and NT$2,677 million (US$87 million) in 2020, 2021 and 2022, respectively, on equipment for chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in assembly and testing services for LCD, OLED and other display panel driver semiconductors. Most of this equipment may not be used for technologies other than COF or COG. The market demand for LCD, OLED and other display panel driver semiconductors increased in 2018 particularly the wafer test for TDDI in the second half of 2020. Then demand went down in second half of 2022 due to customer inventory adjustment for market weakness. However, we observed some rebound sign for OLED, TDDI, and large panel driver IC demand since Lunar New Year holiday 2023. Any significant decrease in demand for these products and our related services would significantly impact our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the depreciation expenses for the equipment used in testing and assembling LCD, OLED and other display panel driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2022, we had approximately NT$13,968 million (US$455 million) outstanding long-term indebtedness. Our long-term indebtedness as of December 31, 2022, represented bank loans with an interest rate from 1.075% to 1.625%. As of December 31, 2022, NT$10,762 million (US$350 million) of our indebtedness was secured by collateral comprised of our assets.

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
•
changes in our product mix; and
•
earthquakes, global new virus epidemic, climate change and other natural disasters, as well as industrial accidents.

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

We rely on a small group of customers for a substantial portion of our business. In 2022, our top five customers collectively accounted for 54% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to rely on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and materially adversely affect our business and profitability.

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

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 50%, 49% and 52% of our total cost of revenue in 2020, 2021 and 2022, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 20%, 19% and 22% of our total cost of revenue in 2020, 2021 and 2022, respectively. For LCD, OLED and other display panel driver semiconductor assembly and testing services, our fixed costs represented 57%, 59% and 61% of our total cost of revenue in 2020, 2021 and 2022, respectively. For bumping services, our fixed costs represented 20%, 19% and 21% of our total cost of revenue in 2020, 2021 and 2022, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and testing equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, the long-term assembly and testing services agreements we entered with certain customers may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

We are required to comply with the ROC and US securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), as required by Section 404 of the Sarbanes-Oxley Act of 2002. We carried out an evaluation, under the supervision and with the participation of management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer of the effectiveness of the design and operation of our internal controls over financial reporting as of December 31, 2022, and concluded those internal controls over financial reporting were effective as of that date. See “Item 15. Controls and Procedures” for more information. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest our effectiveness of internal controls over financial reporting or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares or ADSs.

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD, OLED and other display panel driver semiconductor assembly and testing services, and the competition for such employees in Taiwan is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of February 28, 2023, 19% of the workforces at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

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

If our information technology systems succumb to cyberattacks by third parties, our business and operations may be severely interrupted or even shut down, and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected.

External attacks are malicious hackers using various tools to conduct malicious attacks, such as advanced penetration attacks, phishing attacks, social engineering attacks, and denial of service attacks.

We established an information security department with dedicated personnel responsible for information security maintenance and promotion. Hold annual regular management review meeting for annual work review, which included project execution, risk assessment, document compliance, education and training, major information security incidents, information security KPI, information security attack protection, internal and external issues of concern, disaster recovery drills and all staff Fishing drill effectiveness report. We abide by the principles of ISO 27001 and carry out various information security enhancements and improvements. In addition, we will enhance the company's information security through the proposals of the management review committee, and continue to introduce effective and safe information security protection equipment or mechanisms to provide all employees with information security awareness and professional information security personnel. For cyberattacks, although operations may be interrupted, we try our best to keep data properly to ensure post-attack recovery. In the event of the leakage of trade secrets and customer data, our commitments to customers and other stakeholders may be materially damaged, and our operating results, financial condition, prospects and reputation may also be materially and adversely affected.

Risks Relating to Countries in Which We Conduct Operations

The operations we conduct through our affiliated companies that we do not fully own may be limited by legal duties owed to other shareholders of such companies.

Certain of our operations are conducted through companies that we do not fully own. For example, since March 31, 2017, the Company has owned 45.02% equity interests of Unimos Shanghai through its wholly-owned subsidiary ChipMOS BVI. We also conduct other activities through our affiliated entities. See also “—Risks Relating to Our Common Shares or ADSs—The Company’s ability to maintain its listing and trading status of common shares on the Taiwan Stock Exchange or ADSs on the NASDAQ Stock Market is dependent on factors outside of the Company’s control and satisfaction of stock exchange requirements. The Company may not be able to overcome such factors that disrupt its trading status of common shares on the Taiwan Stock Exchange or ADSs on the NASDAQ Stock Market or satisfy other eligibility requirements that may be required of it in the future” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

The COVID-19 pandemic has resulted in significant governmental measures being implemented to control the spread of COVID-19 and its variants, including, among others, restrictions on travel, manufacturing and the movement of employees in many regions of the world. Many suppliers in the semi-conductor industry have had work forces disrupted due to the quarantine requirements and restricted travel. As a result, may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Our principal executive offices and our assembly and testing facilities are located in Taiwan and we maintain sales and marketing offices in Taiwan, the United States and Mainland China. If the remote or work from home conditions in any of our offices continues for an extended period of time, we may experience delays in product development, a decreased ability to support our customers, and overall lack of productivity. Pandemics and epidemics such as the current COVID-19 outbreak or other widespread public health problems could negatively impact our business. Our customers may also experience closures of their manufacturing facilities or inability to obtain other components, either of which could negatively impact demand for our solutions. COVID-19 has negatively impacted the overall economy.

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

ChipMOS has occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by its electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our operations. Such shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the government which intends to make Taiwan a nuclear-free country. If we are unable to secure reliable and uninterrupted supply of electricity to power our manufacturing fabs within Taiwan, our ability to fill customers’ orders would be severely jeopardized. Also, in 2020 and 2021, Taiwan has faced one of the worst droughts in decades. Government imposes restrictions on the supply and usage of water by industrial companies like us as responses, it could disrupt our operations. We maintain a comprehensive risk management system dedicated to the safety of people, the conservation of natural resources, and the protection of property. In order to effectively handle emergencies and natural disasters, at each facility management has developed comprehensive plans and procedures that focus on risk prevention, emergency response, crisis management and business continuity. All ChipMOS manufacturing factories have been ISO 14001 certified (environmental management system) and ISO 45001 certified (occupational health and safety management system).

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

Conversely, measures adopted by an affected country to counter the impacts of another country’s actions or regulations could lead to significant legal liability to multinational corporations including our own. For example, the PRC Ministry of Commerce promulgated the Provisions on the Unreliable Entity List and the Blocking Statute in September 2020 and January 2021, and in furtherance of that, the “Anti-Foreign Sanctions Law” was promulgated by the PRC government on June 10, 2021 to systematize the ad hoc sanctions imposed by the PRC government on foreign individuals and organizations that, among other matters, entitles Chinese entities incurring damages from a multinational’s compliance with foreign laws to seek civil remedies. The imposition of trade sanctions or other regulations or the loss of “normal trade relations” status with the PRC could significantly increase our production cost and harm our business. As of the date of this annual report, our current results of operations have not been materially affected by the expanded export control regulations or the novel rules or measures adopted to counteract them. Nevertheless, depending on future developments of global trade tensions, such regulations, rules, or measures may have an adverse effect on our business and operations, and we may incur significant legal liability and financial losses as a result.

Further, changes in PRC’s economic, political or social conditions or government policies could adversely impact our business and operations. Some of the governmental measures implemented by the Chinese government may help China achieve its carbon peaking and neutrality goals as well as energy and climate goals, but may have a negative effect on us or our suppliers or customers in China. For example, China has implemented the dual-control policy on energy consumption and intensity to reduce energy intensity and to limit total energy consumption and to accelerate the elimination of outdated and inefficient excess production capacity. Despite a policy tool implemented in 2016, on June 3 and August 12, 2021, the National Development and Reform Commission issued the quarterly reviews of the target achievement for the first time, with progress alerts upon provinces. On September 16, 2021, the policymaker released “The Scheme to Refine Dual-Control of Energy Intensity and Total Energy Consumption”, which clarified the overall arrangement, working principles, as well as tasks and measures of the dual control system, and drew a roadmap for the development of the dual control system. Just days after that, some provinces with “progress alerts” started to employ power rationing and production curbs. From 2022, the severe situation of dual-control of energy consumption and intensity has been mitigated to some extent. For example, on February 18, 2022, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, and other Departments issued the Notice on Several Policies for Promoting the Steady Growth of Industrial Economy, requiring the people's government to optimize the assessment frequency of total energy consumption control policies, to carry out overall assessment of energy intensity targets in the 14th Five-Year Plan period, and to avoid restricting enterprises' normal energy use due to the reason to achieve the targets of the energy consumption intensity. Further, on March 5, 2022, the Chinese Premier Li, Keqiang delivered the 2022 Government Work Report at the fifth session of the 13th National People's Congress, emphasizing again that the targets of the energy consumption intensity in the 14th Five-Year Plan period should be assessed as a whole with appropriate flexibility, and further proposing to promote the transformation from the dual control of energy consumption and intensity to the dual control of total carbon emissions and intensity and to accelerate the formation of an incentive and restraint mechanism for reducing pollution and carbon. As a result, the impact of the dual control of energy consumption and intensity on the economy and the normal production and operation of enterprises might be less compared to prior years. Nevertheless, under the existence of dual-control policy of energy consumption and intensity, our suppliers or customers in China may be adversely affected. Consequently, our businesses, financial condition and results of operations may be materially and adversely affected.

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

Our Structure and History

We are a company limited by shares, incorporated on July 28, 1997, under the ROC Company Act, under the name “ChipMOS TECHNOLOGIES INC.” (“ChipMOS Taiwan”), as a joint venture company between Mosel Vitelic Inc. (“Mosel”) and Siliconware Precision Industries Co., Ltd. (“Siliconware Precision”) and with the participation of other investors. Our operations consist of the assembly and testing of semiconductors as well as gold bumping and memory module manufacturing. Our principal place of business is located at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, ROC and its phone number is +886-3-577-0055 and our internet website address is “www.chipmos.com”. The Company listed and commenced trading on the main board of TWSE on April 11, 2014.

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

Note:

(1)
Under IFRS 10 “Consolidated Financial Statements”, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50% or we have the power to direct or cause the direction of the management and policies, notwithstanding the lack of majority ownership. Since 2020, we have consolidated the financial results of ChipMOS U.S.A., Inc. (“ChipMOS USA”), ChipMOS BVI, and ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”), a wholly-owned subsidiary of ChipMOS BVI.

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

Semiconductors tested and assembled by us are used in personal computers, graphics applications such as game consoles, communications equipment, mobile products, such as cellular handsets, tablets, consumer electronic products, automotive/industry and display applications such as display panels. In 2022, 22.3% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 28.5% from assembly services for memory and logic/mixed-signal semiconductors, 31.0% from LCD, OLED and other display panel driver semiconductor assembly and testing services and 18.2% from bumping services for semiconductors, respectively.

In additional, stable long-term demand and high margin are basic characters of automotive application. More semiconductor chips and display panel are consumed with the trend of popularization of automotive panels and Electric Vehicle (EV) could benefit our margin and increase our earnings.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. The overall semiconductor industry supply chain has been disrupted by COVID-19, which has also changed people’s lifestyle and end product demand. For example, work from home and learning from home, led the cloud storage and DDIC demand for TV/NB became stronger. Launch in new 5G smart phone also consumed multiple semiconductor components, such as PMIC, CIS, and TDDI, which tightened the capacity of 8” wafer foundry in 2021 and the first half of 2022. However, the semiconductor supply chain inventory level increases and end-demand rapidly decrease influenced by geopolitics and global inflationary pressures in the second half of 2022. These macro headwinds impacted end-demand. Demand soft caused customers’ inventory adjustments and macro weakness. China's COVID-19 lock downs have further aggravated the problem of consumer electronics macro softness.

Memory Semiconductor Market

The potential for memory market growth is linked to anticipated memory content increases in consumer electronics, data center, wireless base-station, PC and smartphone applications due to updated system requirements (such as 5G & wifi 6), increasing use of storage, graphics in gaming and other applications. The memory market is dominated by two segments-DRAM and flash memory. Potential growth in the DRAM and NAND Flash market is expected to be driven by continued growth in both the commodity and niche DRAM market, as well as growth opportunities in mobile DRAM as memory requirements significantly increase for mobile applications and storage requirement for data center application. Flash memory market potential growth is expected to be driven by increasing memory requirements for cellular handsets, digital cameras, digital audio/video, server, wireless base-station and other mobile applications, and new application demand of NOR flash for automotive/industry, OLED panel and touch with display driver integration (TDDI).

LCD, OLED and Other Display panel Driver Semiconductor Market

Display panels are used in applications such as desktop monitors, notebooks, tables, television sets, cellular handsets and digital cameras. The end-user demand for LCD, OLED and other display panel driver semiconductors tends to very over time. The increasing penetration rate of UHD TVs, 4K TVs stable strong demand and 8K TVs emerging resulted in increased demand for COF quantities pre TV and to high utilization level of COF assembly. Regarding the small panel application, an integrated driver IC solution, TDDI, which became main stream of smart phone panel in 2021, and wearable application drove OLED DDIC growth in the second half of 2021. Also, as more and more displays are installed in cars and EV, more driver IC grew for automotive application in 2022.

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

A few years ago, Mainland China had emerged as an attractive location for outsourced semiconductor manufacturing. Companies could take advantage of strongly supports by Mainland China government to accelerate the development of the semiconductor industry and a large domestic market. These factors had driven increased relocation of much of the electronics industry manufacturing and supply chain to Mainland China. But according to the economics uncertainty caused by the trade tensions and US semiconductor restrictions, the related investment risk in China is increasing. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating or have relocated production facilities away from Mainland China.

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

Continue to Invest in the Research and Development of Advanced Assembly and Testing Technologies.

Critical to our business growth is the continuation to expand our capabilities in testing and assembly and integrate wafer bumping and assembly core technologies to provide turn-key total solution service to our customers. We typically focus on advanced technologies that consist of greater potentials to generate higher margins. For example, we conducted new product introductions and on an on-going basis continue to expand our capabilities in fine-pitch wafer bumping, multi-chip package (“MCP”) and flip chip packaging. We have also introduced low cost metal composite bump (“MCB”) products based on our proprietary Copper plating technology to service display panel market and expand offerings to other business regions. We continue to maintain close working relationships with local and overseas research institutions and universities to keep abreast with leading edge technologies and broaden the scope of applications.

In 2022, we focus our research and development efforts in the following areas:

•
Wafer level packaging: pure copper RDL for 2P2M RDL structure of complex circuit.
•
Fine pitch 45um copper pillar process for micro bump structure.
•
Ultra Fine Pitch (UFP) COF assembly and testing technology.
•
Implement new thermal conductive resin with higher conductivity for COF package.
•
Optimized RLC for high frequency and low loss substrate design.

In 2022, we spent approximately 4.9% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of February 28, 2023, our research and development team comprised 670 employees.

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

Global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies since 2008. In the fourth quarter of 2021, a long term 3-year capacity secure agreement with our customer about high end wafer test for OLED and other display panel driver demand was settled to reduce our investment risk. We also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy will assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2020	2021	2022
Testing	21.7%	21.5%	22.3%
Assembly	26.1%	29.1%	28.5%
LCD, OLED and other display panel driver semiconductor assembly and testing revenue	30.5%	30.0%	31.0%
Bumping	21.7%	19.4%	18.2%
Total revenue	100.0%	100.0%	100.0%

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

Package	Lead- count	Description	End-User Applications
Thin Small Outline Package I (TSOP I)	48-56	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebooks, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	44-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products
Quad Flat No Lead (QFN)	8-132	Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance	Wireless communication products, notebooks, PDAs, consumer electronics

Low-Profile Quad Flat Package (LQFP)	48

Low-profile and light weight package designed for ASICs, digital signal processors, microprocessors/ controllers, graphics processors, gate arrays, SSRAM, SDRAM, personal computer chipsets and mixed-signal devices

			Wireless communication products, notebooks, digital cameras, cordless/radio frequency devices

Small Outline Package (SOP)	8	Designed for low lead-count memory and logic semiconductors, including SRAM and micro-controller units	Personal computers, consumer electronics, audio and video products, communication products

Package	Lead- count	Description	End-User Applications
Multi-Chip Package (TSOP)	44-86	Our patented design for memory devices, including flash memory, SRAM, DRAM, SDRAM and DDR DRAM	Notebooks, personal computers, disk drives, audio and video products, consumer products, communication products

Flip Chip Quad Flat No Lead (FCQFN)	6-35

Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance Flip chip process is designed for better electrical performance compared to wire bonding process

Wireless communication products, notebooks, PDAs, consumer electronics

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

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	24-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebooks, wireless systems

Fine-Pitch BGA	54-126	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebooks, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebooks, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	8-52	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	48-153	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebooks, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	24-345	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebooks, global positioning systems

FC Chip-scale Package (FC CSP)	16-1500+	Better IC protection and solder joint reliability compared to direct chip attach (DCA) and chip on board (COB)	Memory, logic, microprocessor, application processor (AP), baseband (BB), solid state device, radio frequency (RF)
Multi-Chip Hybrid Package (FC+WB)	153-345	Designed for assembly of two or more memory chips or combinations of memory and logic chips in one BGA package with both of flip chip and wire bonding	Embedded Multi Media Card (eMMC), Universal Flash Storage (UFS), and BGA SSD

Chip on Wafer (CoW)	5-30	Integrated two different functional chips to a closer form into a compact package. Low-cost solution compared to through-silicon via (TSV)	Integrated MEMS

Land Grid Array (LGA) for FPS (Finger Print Sensor)	20-52	Very thin clearance (50um) between chip & compound hard color coating with scratch resistance for protection and appearance matching of mobile devices	Security protection for mobile devices, home, notebooks, etc.

Wafer Level Chip Scale Package (WLCSP)	6-125	WLCSP package size is almost the same as die size. Simple assembly process flow, low cost. Small package suitable to apply on hand-held 3C electronic products	Electronic Compass, audio converter, nor flash product, power control, sensor magnetometer, MEMS magnetometer, CMOS Image Sensor controller, Laser diode driver, power manager IC (PMIC)

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

Package	Connections	Description	End-User Applications
WLCSP	4-96	Very small package size (identical to die size), suitable for the low pin count and require the small package size application	Memory, ASICs, PMIC, MEMS devices, controllers, for mobile phones, tablets, ultra book computers and wearable products

FC CSP

FC Chip Scale Package (FC CSP) construction utilizes the flip chip bumping (with solder bump or Cu pillar bump) interconnection technology to replace the standard wire-bond interconnect. It allows for a smaller form factor due to wire loop reduction and area array bumping. FC CSP includes the substrate or leadframe type solution making an attractive option for advanced CSP application when electrical performance is a critical factor.

•
Excellent electrical performance, very low interconnect parasitics and inductance compare to wirebond type.
•
High electrical current endurance (Cu pillar bump), ideal for high power and high speed logic solution.
•
High electrical performance (Cu pillar bump), ideal for lower return loss and higher insertion loss.
•
Reduce Bump Pitch and die size (Cu pillar bump vs. solder bump), ideal for increasing gross die/wafer.
•
Smaller package form factor by reducing the wire loop height and wire span compared to conventional wirebond package.

Package	Connections	Description	End-User Applications
FC CSP	8-1288	Superior electrical performance, smaller form factor	Power devices, RF, High speed Logic devices, wireless, memory or portable applications

Display Driver Semiconductors and Gold MCB Bumping

We also offer assembly and testing services for display driver semiconductors. We employ COF and COG technologies for testing and assembling display driver semiconductors. In addition, we offer gold bumping and metal composite bump services to our customers.

Note: Copper pillar service only for Max size: 9.8mmx8.2mm & pillar Account: 3401

Chip-on-Film (COF) Technology

COF technology provides several additional advantages. For example, COF is able to meet the size, weight and higher resolution requirements in electronic products, such as display panels. This is because of its structural design, including an adhesive-free two-layer tape that is highly flexible, bending strength and its capacity to receive finer patterning pitch.

COF package has been using for large-size and high-resolution panel display, especially on TFT-LCD and OLED TV set and NB as well. In recent years, there has been an observable trend with which the average inner lead pitch of COF package went down to 23um with more than 70% of market demand. High thermal dissipation packaging technology is available for mass production. And dual IC with high thermal dissipation COF packaging technology is ready for 8K TV market. 18um/16um inner lead pitch 2-metal layer COF package is in development for coming AR/VR gear requirement. And we can test display driver semiconductors with frequency up to 4Gbps and 6.5Gbps to fulfill high speed data rate requirement. For automotive application, low temperature COF package testing technology is developed.

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

Chip-on-Glass (COG) Technology

COG technology is an electronic assembly technology that is used in assembling display driver semiconductors including TV/monitor, mobile and wearable products. Compared to the traditional bonding process for COF, the new COG technology requires lower bonding temperature. In addition, the COG technology reduces assembly cost as it does not use tapes for interconnection between the LCD, OLED panel and the printed circuit board. The major application of COG products is on TFT-LCD and AMOLED display of smart phone and automotive market, it integrates source, gate driver of display driver IC (DDIC) and touch or timing Controller IC into one chip, so the output channel is higher than COF products. For the market trend of thinner smartphone, 150um in IC thickness is released for mass production and much thinner IC thickness is in development.

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

Based on the major product portfolio (judged by internal metal composition), we provide:

•
Gold Family (Au bump, Au metal composite bump and Au RDL)

Gold bumping technology, which is in high demand for LCD driver ICs. This and stronger TDDI demand resulted in higher utilization levels in 2019. In 2020 to date, continued growth has been led by emerging demand strength in OLED displays. We expect this demand trend will be supported by rapid adoption in smart phones and positive user experience. Increased chip size design for RAM capacity contributes production capacity of twelve-inch wafers. Gold bumping technology is characterized by providing the best solution for fine-pitch chips to meet the highly efficient production requirement display panel. In 2021, we increased gold bumping wafer shipments resulting from demand for of high refresh rate panel, 5G mobile, gaming monitor, 8K display and automotive infotainment applications. In 2022, ChipMOS also developed VR/AR wearable devices for some new application opportunities, including metaverse. Meanwhile, medical, automotive and integration TDDI products are still our main business goal. In 2023, gold bumping development momentum will be emphasized on new products from OLED display penetration rate of smartphone, another focused business is that automotive category products continue to expand.

•
RDL technology

As high speed, high performance and high accuracy requirement, many electronic devices need the capability of transferring higher current. By using Re-distribution layer (RDL) technology which can relocate to the PKG wire bonding position where necessary. ChipMOS can provide several electroplating metal thickness based on customer design request, including 2P1M, 2P2M and 3P2M structures. The min. Line/space of RDL could be 5/5um that makes integration of MCP and SIP achievable. For electric property requirement, thicker thickness structure is also available, that enables total thickness to 25um.

•
Cu/Solder Family (WLCSP, Lead free solder plating and Cu Pillar)

We believe that consumer electronics are driving the application growth of these processes. From small wearable gadgets, NOR flash applications, power devices to emerging AIoT/AI development are all included. We expanded our bumping factory line capacity toward the consumer market and we expect this to continue to deliver good performance. Through 12” WLCSP process for NOR flash to provide a thinner and smallest chip size for TWS (True Wireless Stereo) application is a success case recently. Now, Copper pillar and flip chip solution is another packaging solution for this application. Fine pitch Copper pillar is an effective way to increase interconnection densities. The typical Copper pillar height is 50~70 um, further development is micro bump, which advances Copper pillar pitch and size to 45/25 um. Copper pillar size and height. Copper pillar also offers advantages with respect to better electrical and thermal conductivity, as well as increasing electromigration resistance and current carrying capability. We are developing taller bump height up to 110um for power devices, estimated adding it into mass production portfolio in the third quarter of 2023.

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

The number of our customers as of February 28 of 2021, 2022 and 2023, respectively, was 74, 72 and 73. Our top 15 customers in terms of revenue in 2022 were (in alphabetical order):

Asahi Kasei Microdevices Corporation

Chipone Technology (Beijing) Co., Ltd.

Elite Semiconductor Microelectronics Technology Inc.

GigaDevice Semiconductor (HK) Limited

Himax Technologies, Inc.

ILI Technology Corporation

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

MediaTek Inc.

Micron Technology, Inc.

Novatek Microelectronics Corp.

Phison Electronics Corp.

Raydium Semiconductor Corporation

Synaptics Incorporated

Winbond Electronics Corporation

In 2020, our top three customers accounted for approximately 22%, 12% and 10% of our revenue, respectively. In 2021, our top three customers accounted for approximately 21%, 10% and 9% of our revenue, respectively. In 2022, our top three customers accounted for approximately 20%, 10% and 9% of our revenue, respectively.

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

	Year ended December 31,
	2020	2021	2022
Taiwan	80%	79%	79%
Japan	5%	6%	9%
PRC	5%	7%	8%
Singapore	8%	6%	2%
Others	2%	2%	2%
Total	100%	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, the United States and Mainland China. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Singapore, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD, OLED and other display panel driver semiconductors in Japan, Korea, Taiwan, Hong Kong and Mainland China. As of February 28, 2023, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 34 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2020, 2021 and 2022, we spent approximately NT$1,016 million, or 4.4%, NT$1,139 million, or 4.2% and NT$1,159 million (US$38 million), or 4.9%, respectively, of our revenue on research and development.

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
•
Fine pitch copper pillar process for micro bump structure;
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
•
Source & Gate ICs integrated technology development is used in product applications with narrow border panels;
•
Develop new 2P2M RDL structure to use pure Cu RDL for fine pitch complex circuit and Improved Cu RDL undercut instead of Cu-Ni-Au composite structure;
•
Develop Ultra Fine Pitch (UFP) COF assembly and testing technology;
•
Implement new thermal conductive resin with higher conductivity for COF package;
•
Enhance Pb free ball level capability (temperature cycle > 1000 cycles); and
•
High Frequency & Low loss Product Substrate design for FCCSP.

For new product and product enhancement work in 2017, our work concentrates on three key development programs: 3D WLCSP, biometric sensor package solutions, and flip chip technology. In the bumping area, we completed customer qualification of 300mm wafer Au bumping process in 2012 and started volume production in the fourth quarter of 2012. Development of Cu plating enables the entry of WLCSP, RDL and flip chip market and Cu RDL applied on DRAM wafer for SiP product is qualified in 2016. Turnkey services of WLCSP and flip chip QFN have been implemented for mass production in 2013 based on the successful technology developments. In 2012, we also initiated both 200mm and 300mm Cu pillar bumping engineering work and, related packaging technologies are being developed for mixed-signal and memory products in 2013. It is also qualified on power management IC product in 2016. According wearable device trend, we miniature fine-pitch Cu RDL process for WLCSP and RDL products, we shrink ball size with ball mount technology and combine thinner wafer grinded thickness to achieve thin WLCSP structure in 2020 which used in Auto Focus, OIS (Optical Image Stabilization) system and Hall motor sensor. By integrating WLCSP bumping, copper pillar bumping and flip chip assembly capability, an integrated WLCSP (CoW or 3D WLCSP) is developing in 2015, and qualified the structure and process verification in 2016. We adopt FC Chip Scale Package to implement in USB4/DP2.0 Re-Driver, PCIe 5.0 Re-Driver Product in 2021. Meanwhile, fingerprint sensor (FPS) packaging solution by LGA was also developed for smartphone demand in 2015. More and more integrated function of DDIC, TDDI and FPS, is requested for smartphone application, therefore 2-metal layers COF solution and COF SMT are developed to provide the package solution since 2019. Moreover, the improved OLED panel yield rate has also increased its adoption in smartphones, leading to diverse applications such as in-display fingerprint sensors.

Since 2013, in-process engineering advancement allowed us to extend our wirebond technology to service MEMS products. To further achieve cost reduction, alloy wire and 0.6 mil Au wirebond processes were also developed. In 2018, we continued to work on the expansion of multi-chip NAND packages offerings, and 12” fine pitch COF assembly capability. Capability of handling miniature molded packages has been extended to 1x1 mm size and various improvements will also be made in production equipment to enhance throughput and efficiency. In 2019, we launched SDBG technology to implement multi-chip assembly and module of flash products for NAND Flash applications for SSD and eMMC applications.

As of February 28, 2023 we employed 670 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

We maintain laboratory facilities capable for materials and electrical characterizations to support production and new product development. Computer simulation is used to validate both mechanical and electrical models in comparison to measurement results. Enhancement of Shadow Moiré and Micro Moiré equipment was carried out to support MCP and flip chip package warpage and residue stress characterization. We also setup up mold flow simulation capability to predict assembly risk. In Advanced Packaging Lab, rheology measurement capability and high frequency electric simulation capability were established, aimed at expanding capability for material selection and inspection to support flip chip introduction and various resin characterizations. For customer application request, we enhance our thermal simulation capability in 2022. An analytical laboratory has been built out in our bumping line providing timely support to manufacturing operations.

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

As of February 28, 2023, we employed 48 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor assembly and test processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

We have established manufacturing quality control systems which are designed to maintain reliability and high production yields at our facilities. We employ the most advanced equipment for manufacturing quality and reliability control, including:

•
Temperature cycling tester (TCT), thermal shock tester (TST) and pressure cook tester (PCT), and highly accelerated temperature/humidity stress tester (HAST) for reliability analyses;
•
Scanning acoustic tomography (SAT) and scanning electronic microscope (SEM) for physical failure analysis;
•
Semi-Auto prober, curve tracer and DC tester station for electrical failure analysis;
•
Atomic absorption spectrometer (AA), inductively coupled plasma optical emission spectrometer (ICP-OES) and automatic potentiometric titrator (AP) for chemical analysis

In addition, to enhance our performance and our research and development capabilities, we also installed a series of high-cost equipment, such as temperature humidity bias testers, low temperature storage-life testers and highly accelerated stress testers. We believe that many of our competitors do not own this equipment.

As a result of our ongoing focus on quality, in 2022, we achieved monthly assembly yields of an average of 99.91% for our memory and logic/mixed-signal assembly packages, 99.98% for our COF packages, 99.98% for our COG packages and 99.96% for our bumping products (including gold bump, RDL and WLCSP). The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to lead frames or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD, OLED and other display panel driver semiconductor assembly and testing process include gold, carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 20%, 20% and 19% of our revenue in 2020, 2021 and 2022, respectively.

We do not maintain large inventories of leadframes, organic substrates, gold wire or molding compound, but generally maintain sufficient stock of each principal raw material for approximately two to three month’s production based on blanket orders and rolling forecasts of near-term requirements received from customers. Shortages in the supply of materials experienced by the semiconductor industry have in the past resulted in price adjustments. Our principal raw material supplies have not been impacted by the subcontractor production line shut down caused by COVID-19. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—If we are unable to obtain raw materials and other necessary inputs from our suppliers in a timely and cost-effective manner, our production schedules would be delayed and we may lose customers and growth opportunities and become less profitable” for a discussion of the risks associated with our raw materials purchasing methods. For example, with the exception of aluminum bags and inner and outer boxes, which we acquire from local sources, the raw materials used in our COF process and for modules are obtained from a limited number of Japanese suppliers.

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

Intellectual Property

As of February 28, 2023, we held 305 patents in Taiwan, 103 patents in the United States, 186 patents in Mainland China, 1 patent in the United Kingdom and 2 patents in Korea and Japan, respectively, relating to various semiconductor assembly and testing technologies. These patents will expire at various dates through to 2042. As of February 28, 2023, we also had a total of 26 pending patent applications in Taiwan, and 60 in Mainland China. In addition, we have registered “ChipMOS” and its logo as trademarks in Taiwan, the United States, Mainland China, Singapore, Hong Kong, Korea, Japan, the United Kingdom and the European Community.

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

All of our facilities in Taiwan have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the ISO 45001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei, Hukou, Hsinchu Industrial Park and Southern Taiwan Science Park have won numerous awards including “Green Factory Label” from 2013 to 2022, “Enterprises Environmental Protection Gold Grade Award” in 2018 and 2019, “Occupational Safety and Health Excellent Award” in 2016, 2017, 2021 and 2022, “Green Building Label” in 2014 and 2017 up to now. We are also certified the “Health Promotion Awards” from 2012 to 2024. We continue to encourage our employees to participate in community environmental campaigns and better environmental friendly practices.

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

Environmental, Social and Governance (“ESG”) Initiatives and Sustainable Development Goals (“SDGs”) Linkings

ChipMOS adheres to the mission of “Honesty and Integrity, Environmental Friendliness, and Care for the Disadvantaged” and has formulated the “Sustainable Development Principles” and “Corporate Sustainability Policy”, which are adopted by the Board of Directors as the highest principle for the Company to promote sustainable development.

ChipMOS ESG Committee was established in 2014 and was the highest sustainability management organization within the organization. The Chairman & President serves as the Chair and the lead executive, and regularly reports to the Board of Directors.

ChipMOS formulates sustainability vision by integrating sustainability policy, organizational vision, and core missions, and inspects the vision’s link to the United Nations’ SDGs. In accordance with the Company's ESG development direction and ChipMOS Material Topics, ChipMOS focuses on 10 major SDGs (SDG 3, SDG 4, SDG 6, SDG 7, SDG 8, SDG 11, SDG 12, SDG 13, SDG 16, SDG 17) to respond and set measurable and timely internal management objectives.

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

Social Inclusion and Local Community Partnership

With the two major visions, namely “Environmental Sustainability” and “Public Welfare Practice”, ChipMOS has developed four major development aspects, including “Environment-Friendly”, “Community Feedback”, “Care to Underprivileged” and “Talent Incubation”, echoing the 17 UN SDGs, while focusing on three SDGs (SDG 3, SDG 4 and SDG 11).

Environmental Sustainability

Various plans are conducted based on the two major aspects, “environmental friendliness” and “community feedback”. For the implementation strategy, we start from the Company internally and work with the community. Other than taking care of the surrounding environment, we also use our social influence to work with the employees to love the Earth with diverse approaches. It is expected to take practical actions for fighting against climate change and global warming together.

Fulfillment of public welfare

ChipMOS insists to the philosophy of “taking from the society and using it for the society”, by connecting various internal and external resources, the prioritized focus are “cares to underprivileged” and “cultivation of young talents” for the public welfare practice, with active collaborations with local communities, schools and social welfare organizations. It is hoped to exert the full forces as a corporate, and invite ChipMOS employees to jointly support the public welfare activities, continue to inject positive power into the society, and extend the influence of public welfare to all corners of Taiwanese society through more diverse methods, for achieving common prosperity of the society, and implementing the spirit of corporate social citizen.

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

For further information on our ESG initiatives and SDGs linking, please see our annual Sustainability Reports, which are available on our website at https://www.chipmos.com/english/csr/report.aspx. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for the Company is approximately NT$126,755 million.

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

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of February 28, 2023.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,166	10 steppers 19 sputters 323 testers
Hsinchu Industrial Park	Testing	25,864	109 testers 27 burn-in ovens
Hsinchu Science Park	Testing	31,168	183 testers 53 burn-in ovens
Southern Taiwan Science Park	Assembly/Testing	173,129	967 wire bonders 113 inner-lead bonders 650 testers

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Test equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors test business. Upon the acquisition of new test equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the test equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of February 28, 2023, we operated 615 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturers Advantest Corporation.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of February 28, 2023, we operated 967 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Assembly and Testing of LCD, OLED and Other Display Panel Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp. As of February 28, 2023, we operated 10 steppers and 19 sputters for gold bumping, 113 inner-lead bonders for assembly and 650 testers for LCD, OLED and other display panel driver semiconductors. We are currently in the process of purchasing additional test equipment. The test equipment can be used for the COF and COG processes, while the inner-lead bonders are only used in the COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the COF processes.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We are a company limited by shares, incorporated in ROC on July 28, 1997. We provide a broad range of back-end assembly and testing services. Testing services include wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. We also offer WLCSP products and turn-key flip chip assembly and testing services using variety of leadframe and organic substrate carries. In addition, we provide gold bumping, reel to reel assembly and testing services for LCD, OLED and other display panel driver semiconductors by employing COF and COG technologies. Our copper bumping technology supports non-driver type of products, such as RDL, copper pillar, WLCSP etc. In 2022, our consolidated revenue was NT$23,517 million (US$765 million) and our profit for the year attributable to equity holders of the Company was NT$3,440 million (US$112 million).

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

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade. Since the second quarter of 2020, work-from-home and study-from-home demand had explosive growth, by worldwide loose economic policy to save COVID-19 impact, semiconductor face a strong demand from 2020 till first half of 2022. That intensify our capacity utilization rates. However, the semiconductor supply chain inventory level increases and end-demand rapidly decrease influenced by geopolitics and global inflationary pressures. Demand soft caused customers’ inventory adjustments and macro weakness. China's COVID-19 lock downs have further aggravated the problem of consumer electronics macro softness. These macro headwinds impacted the worldwide semiconductor demand and lifted the inventory level, causing memory and panel demand soft and marketing price down in the second half of 2022.

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

Change in Product Mix. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins, which includes OLED, TDDI and automotive application, and developing and offering new technologies in testing and assembly services, including flip chip packaging solution, in order to mitigate the effects of declining average selling prices for our services on our ability to attain profitability.

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

	Year ended December 31,
	2020	2021	2022	2022
	NT$	NT$	NT$	US$
	(in millions)
Testing	$5,002.7	$5,899.6	$5,244.0	$170.7
Assembly	6,002.0	7,963.7	6,705.9	218.2
LCD, OLED and other display panel driver semiconductor assembly and testing	7,023.0	8,211.1	7,288.7	237.2
Bumping	4,983.7	5,325.6	4,278.5	139.2
Total	$23,011.4	$27,400.0	$23,517.1	$765.3

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

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 80%, 79% and 79% of our revenue in 2020, 2021 and 2022, respectively. We also generate revenue from customers in Singapore, Japan and other countries. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 41 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Market Risks—Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipment, utilities expenses and inventory supplies. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of assembly and testing equipment and facilities. As of February 28, 2023, we had 1,265 testers, 80 burn-in ovens, 967 wire bonders, 113 inner-lead bonders, 10 steppers and 19 sputters. We use inner-lead bonders for the assembly of LCD, OLED and other display panel driver semiconductors using COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Due to the weakness of macro-economic environment, softness in market demand and customer adjustment of inventory level, the utilization rate of our production lines has decreased since second half of 2022. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 78% in 2020, 83% in 2021 and 66% in 2022. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 83% in 2020, 85% in 2021 and 62% in 2022. Our average capacity utilization rate for LCD, OLED and other display panel driver semiconductor assembly and testing was 76% in 2020, 80% in 2021 and 67% in 2022. In addition, our average capacity utilization rate for bumping was 82% in 2020, 85% in 2021 and 63% in 2022.

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

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2020	2021	2022	2022
	NT$	NT$	NT$	US$
	(in millions)
Gross profit:
Testing	$1,651.0	$2,188.0	$1,637.2	$53.3
Assembly	533.3	1,370.1	467.4	15.2
LCD, OLED and other display panel driver semiconductor assembly and testing	1,996.3	2,725.9	2,136.9	69.6
Bumping	851.6	970.0	670.6	21.8
Total	$5,032.2	$7,254.0	$4,912.1	$159.9
Gross profit margin:
Testing	33.0%	37.1%	31.2%	31.2%
Assembly	8.9%	17.2%	7.0%	7.0%
LCD, OLED and other display panel driver semiconductor assembly and testing	28.4%	33.2%	29.3%	29.3%
Bumping	17.1%	18.2%	15.7%	15.7%
Overall	21.9%	26.5%	20.9%	20.9%

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations and other marketing expenses, salaries and related expenses for sales and marketing personnel, professional service fees and service support expenses.

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

Other Income (Expenses), Net

Our other income principally consists of gain on disposal of property, plant and equipment, gain on disposal of scrapped materials, gain on disposal of items purchased on behalf of others and gains from lease modifications.

Our other expenses principally consist of impairment loss on property, plant and equipment.

Other Income

Our other income principally consists of rental income, grant income and dividend income.

Other Gains and Losses

Our other gains principally consist of foreign exchange gains, reimbursement of ADSs service charge, gain on valuation of financial assets at fair value through profit or loss and compensation income.

Our other losses principally consist of foreign exchange losses and loss on valuation of financial assets at fair value through profit or loss.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$2,379 million, NT$4,937 million and NT$3,440 million (US$112 million) in 2020, 2021 and 2022, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income.

	Year ended December 31,
	2020		2021		2022
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage
	(in millions, except percentage)
Revenue	$23,011.4	100.0%	$27,400.0	100.0%	$23,517.1	$765.3	100.0%
Cost of revenue	(17,979.2)	(78.1)%	(20,146.0)	(73.5)%	(18,605.0)	(605.4)	(79.1)%
Gross profit	5,032.2	21.9%	7,254.0	26.5%	4,912.1	159.9	20.9%
Operating expenses	(1,601.3)	(7.0)%	(1,817.2)	(6.7)%	(1,825.3)	(59.4)	(7.8)%
Other income (expenses), net	135.6	0.6%	125.6	0.5%	129.9	4.2	0.6%
Operating profit	3,566.5	15.5%	5,562.4	20.3%	3,216.7	104.7	13.7%
Non-operating income (expenses), net	(593.1)	(2.6)%	473.2	1.7%	811.2	26.4	3.4%
Profit before income tax	2,973.4	12.9%	6,035.6	22.0%	4,027.9	131.1	17.1%
Income tax expense	(594.4)	(2.6)%	(1,098.3)	(4.0)%	(588.2)	(19.2)	(2.5)%
Profit for the year	$2,379.0	10.3%	$4,937.3	18.0%	$3,439.7	$111.9	14.6%
Total comprehensive income for the year	$2,494.3	10.8%	$5,021.5	18.3%	$3,624.0	$117.9	15.4%

The following table sets forth, for the periods indicated, earnings per common share and ADS.

	Year ended December 31,
	2020	2021	2022	2022
	NT$	NT$	NT$	US$
Earnings per share—basic	$3.27	$6.79	$4.73	$0.15
Earnings per share—diluted	3.23	6.65	4.63	0.15
Earnings per equivalent ADS—basic	65.42	135.78	94.60	3.08
Earnings per equivalent ADS—diluted	64.57	132.93	92.63	3.01
Weighted average number of shares outstanding (in million shares):
Basic	727.2	727.2	727.2	727.2
Diluted	736.9	742.9	742.6	742.6

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenue. Our revenue decreased by NT$3,883 million, or 14%, to NT$23,517 million (US$765 million) in 2022 from NT$27,400 million in 2021.

Revenue from testing services decreased by NT$655 million, or 11%, to NT$5,244 million (US$171 million) in 2022 from NT$5,899 million in 2021, principally due to the decreased customer demand.

Revenue from assembly services decreased by NT$1,258 million, or 16%, to NT$6,706 million (US$218 million) in 2022 from NT$7,964 million in 2021, primarily as a result of the decreased customer demand.

Revenue from LCD, OLED and other display panel driver semiconductor assembly and testing services decreased by NT$922 million, or 11%, to NT$7,289 million (US$237 million) in 2022 from NT$8,211 million in 2021. This decrease was principally as a result of a decrease in customer demand.

Revenue from bumping services decreased by NT$1,048 million, or 20%, to NT$4,278 million (US$139 million) in 2022 from NT$5,326 million in 2021. This decrease was principally due to the decreased customer demand.

Cost of Revenue and Gross Profit. Cost of revenue decreased by NT$1,541 million, or 8%, to NT$18,605 million (US$605 million) in 2022 from NT$20,146 million in 2021, primarily due to the decrease of direct material expense, direct labor expense, operating supplies expense and inventories supplies of NT$1,006 million (US$33 million), NT$285 million (US$9 million), NT$136 million (US$4 million) and NT$118 million (US$4 million), respectively.

Our gross profit decreased to NT$4,912 million (US$160 million) in 2022 from NT$7,254 million in 2021. Our gross margin was 20.9% in 2022, compared to 26.5% in 2021.

Our gross profit margin for testing services decreased to 31.2% in 2022 from 37.1% in 2021, primarily due to the decrease in revenue resulted from the decreased customer demand.

Our gross profit margin for assembly services decreased to 7.0% in 2022 from 17.2% in 2021, primarily due to the decrease in revenue resulted from the decreased customer demand.

Our gross profit margin for LCD, OLED and other display panel driver semiconductor assembly and testing services decreased to 29.3% in 2022 from 33.2% in 2021, primarily due to the decrease in revenue resulted from the decreased customer demand.

Our gross profit margin for bumping services decreased to 15.7% in 2022 from 18.2% in 2021, primarily due to the decrease in revenue resulted from the decreased customer demand.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and testing capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

	Year ended December 31,
	2020	2021	2022	2022
	NT$	NT$	NT$	US$
	(in millions)
Sales and marketing expenses	$57.0	$73.9	$128.0	$4.2
General and administrative expenses	528.8	604.1	538.7	17.5
Research and development expenses	1,015.5	1,139.2	1,158.6	37.7
Total operating expenses	$1,601.3	$1,817.2	$1,825.3	$59.4

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$54 million, or 73%, to NT$128 million (US$4 million) in 2022 from NT$74 million in 2021, primarily due to the reclassification of operating expenses amounted to NT$48 million (US$2 million), for subsidiaries from general and administrative expenses to sales and marketing expenses to better reflect the nature of subsidiaries’ function since 2022. Both the operating expenses from above subsidiaries and the remaining sales and marketing expenses increased primarily due to the increase of entertainment expenses as a result of easing COVID-19 related restrictions and the increase of employee benefit expenses.

General and Administrative Expenses. General and administrative expenses decreased by NT$65 million, or 11%, to NT$539 million (US$17 million) in 2022 from NT$604 million in 2021, primarily due to the reclassification of operating expenses amounted to NT$48 million (US$2 million), for subsidiaries from general and administrative expenses to sales and marketing expenses to better reflect the nature of subsidiaries’ function since 2022. Please see “Sales and Marketing Expenses” for more information. Except for the reclassification, the remain difference was primarily due to the decrease of employee benefit expenses and professional service fee.

Research and Development Expenses. Research and development expenses increased by NT$19 million, or 2%, to NT$1,158 million (US$38 million) in 2022 from NT$1,139 million in 2021, primarily due to the increase of employee benefit expenses, expendable equipment expense, bank, agency, license fee and professional service fee and partially offset by the decrease of utilities expenses.

Other Income (Expenses), Net. Other operating income, net increased by NT$4 million, or 3%, to NT$130 million (US$4 million) in 2022 from NT$126 million in 2021, primarily due to the increase of gain on disposal of property, plant and equipment and partially offset by the decrease of gain on disposal of scrapped material and the income from waste recycling and sale of idle assets and increase of impairment loss on property, plant and equipment in 2022.

	Year ended December 31,
	2020	2021	2022	2022
	NT$	NT$	NT$	US$
	(in millions)
Interest income	$27.8	$10.0	$57.2	$1.8
Other income	21.2	34.5	67.0	2.2
Other gains and losses	(323.3)	(65.8)	386.6	12.6
Financial costs	(171.5)	(131.2)	(153.3)	(5.0)
Share of (loss) profit of associates and joint ventures accounted for using equity method	(147.3)	625.7	453.7	14.8
Total non-operating income (expenses), net	$(593.1)	$473.2	$811.2	$26.4

Non-Operating Income (Expenses), Net Non-operating income, net increased by NT$338 million, or 71%, to NT$811 million (US$26 million) in 2022 from NT$473 million in 2021, primarily due to the appreciation of US dollars and interest hike resulted in increasing of the foreign exchange gains of NT$537 million (US$17 million) and interest income of NT$47 million (US$2 million), respectively. Then, it partially offset by the decrease of share of profit of associates and joint ventures accounted for using equity method of NT$172 million (US$6 million) which is primarily due to the investment in Unimos Shanghai and increase of loss on valuation of financial assets at fair value through profit or loss of NT$85 million (US$3 million) due to the stock market decline.

Profit before Income Tax. As a result of the foregoing, profit before income tax decreased by 33% to NT$4,028 million (US$131 million) in 2022 from NT$6,036 million in 2021.

Income Tax Expense. We had an income tax expense of NT$588 million (US$19 million) in 2022 compared to income tax expense of NT$1,098 million for 2021, primarily due to the decreased of the profit before income tax in 2022.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing operations, the profit for the year attributable to the Company was NT$3,440 million (US$112 million) in 2022, compared to NT$4,937 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

For a detailed description of the comparison of our operating results for the year ended December 31, 2021 to the year ended December 31, 2020, please refer to “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2022.

Impact of Foreign Currency Fluctuations and Governmental or Political Factors

For a discussion of the impact of foreign currency fluctuations and governmental economics, fiscal, monetary or political policies or factors that may directly or indirect impact us, see “Item 3. Key Information—Risks Factors—Risks Relating to Our Business—Fluctuations in exchange rates could result in foreign exchange losses” and “Item 3. Key Information—Risks Factors—Risks Relating to Countries in Which We Conduct Operations.

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term bank loans and cash flow from operations. As of December 31, 2022, our primary sources of liquidity were cash and cash equivalents of NT$9,897 million (US$322 million), short-term bank loans of NT$7,130 million (US$232 million) available to us in undrawn facilities, which have expired or will expire from March 2023 to December 2023, and long-term bank loans of NT$9,672 million (US$315 million) available to us in undrawn facilities, which will expire from December 2023 to July 2025. We have taken the following steps to meet our liquidity, capital spending and other capital needs.

In May 2018, the Company obtained a syndicated loan facility from banks in Taiwan in the amount of NT$12 billion for a term of five years, which was used to repay the existing debt of financial institutions and broaden the Company’s working capital. The syndicated loan was fully repaid in advance in March 2022. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations” for additional information.

On January 1, 2019, MOEA implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 to September 2022 with the line of credit amounted to NT$23.73 billion (US$772 million) and terms from seven to ten years. As of the issue date of this report, the Company has used NT$15,236 million (US$496 million) of the credit line.

The following table summarizes our contractual obligations and commitments as of December 31, 2022, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term bank loans(1)	$14,643	$1,699	$5,675	$5,355	$1,914
Lease liabilities(1)	1,119	174	183	57	705
Capital commitments	1,704	1,704	—	—	—
Total contractual cash obligations	$17,466	$3,577	$5,858	$5,412	$2,619

Note:

(1)
Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2022, level throughout all relevant periods.

In addition to the commitments set forth in the contractual obligations table above, we have certain outstanding purchase orders relating to the procurement of raw materials for which there are no definite delivery dates or deadlines.

The following table sets forth capital expenditures, depreciation and amortization and our cash flows with respect to operating activities, investing activities, financing activities and the effect of exchange rate changes on cash for the periods indicated.

	Year ended December 31,
	2020	2021	2022	2022
	NT$	NT$	NT$	US$
	(in millions)
Capital expenditures	$4,133.6	$6,552.7	$4,918.5	$160.1
Depreciation and amortization	4,175.5	4,634.1	4,751.9	154.6
Net cash generated from (used in):
Operating activities	$5,940.2	$7,319.7	$8,616.4	$280.4
Investing activities	(3,799.3)	(6,015.4)	(5,061.9)	(164.7)
Financing activities	(2,720.2)	494.4	416.9	13.6
Effect of exchange rate changes	(11.1)	(6.2)	19.0	0.6
Net (decrease) increase in cash and cash equivalents	$(590.4)	$1,792.5	$3,990.4	$129.9

Net Cash Generated from Operating Activities

Net cash generated from operating activities amounted to NT$8,616 million (US$280 million) in 2022, primarily as a result of (i) profit before income tax of NT$4,028 million (US$131 million) and (ii) our non-cash depreciation in the amount of NT$4,752 million (US$155 million), partially offset by the non-cash share of profit of associates and joint ventures accounted for using equity method of NT$454 million (US$15 million), and (iii) the changes in accounts and notes receivable and accounts and notes payable of NT$1,511 million (US$49 million), and (iv) income tax paid of NT$1,355 million (US$44 million). Net cash generated from operating activities amounted to NT$7,320 million in 2021, primarily as a result of (i) profit before income tax of NT$6,036 million and (ii) our non-cash depreciation in the amount of NT$4,634 million, partially offset by the non-cash share of profit of associates and joint ventures accounted for using equity method of NT$626 million, and (iii) the changes in accounts and notes receivable and inventories of NT$2,086 million and (iv) income tax paid of NT$692 million. The increase in net cash generated from operating activities in 2022 compared to 2021 was primarily due to cash inflows from the changes in accounts and notes receivable, inventories and financial assets at fair value through profit or loss and cash outflows from decrease in profit before income tax, other payables and increase in income tax paid.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to NT$5,062 million (US$165 million) in 2022, primarily due to net payment for property, plant and equipment of NT$4,622 million (US$150 million) and increase in other non-current assets of NT$401 million (US$13 million). Net cash used in investing activities amounted to NT$6,015 million in 2021, primarily due to net payment for property, plant and equipment of NT$5,761 million and increase in other non-current assets of NT$501 million, partially offset by proceeds from repayments of financial assets at amortized cost of NT$188 million.

Net Cash Generated from Financing Activities

Net cash generated from financing activities amounted to NT$417 million (US$14 million) in 2022. This amount comprises net proceeds from short-term, long-term bank loans and lease liabilities in the amount of NT$3,544 million (US$115 million) and the distribution of cash dividends in the amount of NT$3,127 million (US$102 million). Net cash generated from financing activities amounted to NT$494 million in 2021. This amount comprises net proceeds from short-term, long-term bank loans and lease liabilities in the amount of NT$2,094 million and the distribution of cash dividends in the amount of NT$1,600 million.

For a detailed description of the comparison of our cash flows for the year ended December 31, 2021 to the year ended December 31, 2020, please refer to “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 14, 2022.

Loans

As of December 31, 2022, we had long-term bank loans of NT$13,968 million (US$455 million) (including current portions of such long-term bank loans of NT$1,523 million (US$50 million)). As of December 31, 2022, NT$10,762 million (US$350 million) of our long-term bank loans were collateralized by land, buildings and equipment. Our long-term bank loans were floating rate loans with a rate between 1.075% to 1.625% as of December 31, 2022. Government granted bank loan is repayable monthly from March 2023 to October 2032.

We had entered into the following syndicated loan and long-term loans facilities:

•
On May 15, 2018, we obtained a syndicated loan from banks in Taiwan in the amount of NT$12 billion with a term of five years. This loan facility is secured by existing land and buildings and equipment. As of March 2022, this loan facility was drawn of NT$8,400 million and fully repaid.

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

We were in compliance with these financial covenants ratio requirements for 2018 to 2022.

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2022:

	As of December 31, 2022
	NT$	US$
	(in millions)
During 2023	$1,523	$50
During 2024	2,247	73
During 2025	3,120	102
During 2026	3,331	108
During 2027 and onwards	3,747	122
	$13,968	$455

As of December 31, 2022, certain of our property, plant and equipment and non-current financial assets at amortized cost with an aggregate net book value of NT$14,043 million (US$457 million) and NT$37 million (US$1 million), respectively, were pledged as collateral mainly for long-term bank loans and leases.

On January 1, 2019, MOEA implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 to September 2022 with the line of credit amounted to NT$23.73 billion (US$772 million) and terms from seven to ten years. As of the issue date of this report, the Company has used the credit line of the aforementioned project loans for amount of NT$15,236 million (US$496 million).

As of December 31, 2022, we had no short-term loans outstanding.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

As of December 31, 2022, we had no off-balance sheet arrangements.

Taxation

The Company is entitled to tax incentives generally available to Taiwan companies under the ROC Statute for Industrial Innovation, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. In 2020, 2021 and 2022, tax credits resulted in tax savings for the Company of approximately NT$6 million, NT$9 million and NT$12 million (US$390 thousand), respectively.

For the purpose of optimizing industrial structure, the Executive Yuan of the ROC government encourages domestic companies to make multiple innovations along with the applications of the smart technology. Companies may deduct to the income tax payable for the current year up to 5% of the annual spending or the income tax payable for the three years from current year up to 3% of the annual spending. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Companies are eligible for the investment credit under the preceding paragraph and other types of investment credit in a year, the total amount creditable in that year shall not exceed 50% of the income tax payable for the current year, unless the current year is the final year for using such credit and no cap is imposed on the creditable amount for that year according to other laws. In 2022, tax credits resulted in tax savings for the Company of approximately NT$50 million (US$2 million).

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

The ROC government enacted the alternative minimum tax (“AMT”) Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. In 2020, 2021 and 2022, AMT Act had no effects on the tax expenses of the Company since the income tax payable is above the minimum amount prescribed under the AMT Act.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of February 28, 2023. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, ROC.

Name	Age	Position	Term Expires
Shih-Jye Cheng	64	Chairman and Director / President	2024
Kun-Yi Chien	67	Director (representative, Siliconware Precision)	2024
David Chang	53	Director (representative, Siliconware Precision)	2024
Silvia Su	52	Director / Vice President, Finance and Accounting Management Center / Corporate Governance Officer	2024
Chin-Shyh Ou	65	Independent Director	2024
Kuei-Ann Wen	62	Independent Director	2024
Hui-Fen Chan	54	Independent Director	2024
Yeong-Her Wang	66	Independent Director	2024
Hong-Tzer Yang	62	Independent Director	2024
Vincent Hsu	54	Executive Vice President	—
D.Y. Tsai	52	Executive Vice President	—

Shih-Jye Cheng has served as a director and president of the Company since July 1997 and the chairman of the Company since June 2003. He is the sibling of president of ChipMOS USA. He also has been the director of ChipMOS USA since its inception. He has been the representative and director of Hao Hsiang Investment Co., Ltd. and Hao Yen Investment Co., Ltd. since April 2018 and January 2020, respectively. He was the chairman of ThaiLin from December 2002 to June 2013, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Unimos Shanghai from 2002 to June 2005, the vice chairman of Unimos Shanghai from February 2017 to November 2022 and the chairman of Advanced Micro Chip Technology Co., Ltd. from February 2003 to April 2004. He was a division head of the back-end operation of Mosel from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University.

Kun-Yi Chien has served as one of our directors since July 2021. He serves as the director of Siliconware Precision since April 2018. He also serves as the chief administration officer and senior vice president of Siliconware Precision. He has been the director of Yann Yuan Investment Co., Ltd. since October 2019. He served as the deputy director of Dah Shan Electric Wire & Cable Corp. from April 1983 to June 1989. He graduated from Tunghai University with an EMBA.

David Chang has served as one of our directors since October 2022. He has served as a vice president in Siliconware Precision since June 2020. He served as the senior director of Europe & Asia district sales division of Siliconware Precision from April 2010 to June 2020 and the deputy director of global marketing division of United Microelectronics Corporation from June 2000 to April 2010. He graduated from National Chiao-Tung University with a master’s degree in Electronics.

Silvia Su has served as one of our directors since July 2021. She has served as the vice president of finance and accounting management center of the Company since July 2018 and as the corporate governance officer since March 2021. She has been the director of ChipMOS BVI since February 2018 and the chairman and director of ChipMOS USA since August 2022 and July 2013. She also has been the supervisor of ChipMOS Shanghai since March 2020 and the supervisor of Unimos Shanghai since October 2017. Ms. Su has been the representative and director of Tsai Fu Investment Co., Ltd. since February 2020. She joined the Group from 2000. She was the director of finance division of ThaiLin from June 2013 till ThaiLin was merged with and into the Company in June 2015. She holds a bachelor’s degree in Accounting from National Chengchi University and a master’s degree in Business Administration from the University of Leeds.

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

Kuei-Ann Wen has served as one of our directors since June 2015. Ms. Wen has been the professor of Institute of Electronics, the chief executive officer of Social Responsibility Development Office, the professor of International College of Semiconductor Technology and the deputy director of Center for Healthy Longevity and Aging Sciences at National Yang Ming Chiao Tung University since February 2002, August 2012, August 2016 and February 2022, respectively. She also has served as the independent director, audit committee member and compensation committee member of Xintec Inc. since June 2016. Ms. Wen was the associate dean of Office of Research and Development at National Chiao Tung University from 2011 to 2016 and she also was the associate dean of College of Electrical and Computer Engineering at National Chiao Tung University. She holds a Ph.D. degree from Electrical Engineering at National Cheng Kung University.

Hui-Fen Chan has served as one of our directors since July 2021. She has been the independent director, audit committee member and compensation committee member of ITEQ Corporation since June 2009. She has been the independent director of FORMOSA I WIND POWER CO., LTD. since February 2020. She also has been the independent director, audit committee member and compensation committee member of Taiwan Mask Corp., since May 2022, May 2022 and August 2022, respectively. She was the general counsel of Altek Corporation from April 2010 to July 2018, the compensation committee member and M&A committee member of MAG.LAYERS Scientific-Technics Co., Ltd. from June 2015 to June 2018 and the independent director, audit committee member and compensation committee chairman of STARK Technology Inc. from June 2016 to May 2022, and the director of Raku Co., Ltd. from June 2020 to August 2022. She was the general counsel of Siliconware Precision from March 2006 to March 2010. She was the partner of Hong-Li Attorneys-at-Law from April 1994 to June 2004 and the associate attorney of Lee & Li Attorneys-at-Law from April 1992 to March 1994. Ms. Chan has a LL.B. degree from National Taiwan University and a LL.M. degree from Boston University School of Law. She was admitted to practice law in Taiwan and New York, USA.

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

Vincent Hsu has served as the executive vice president since July 2020. He has been our vice president of LCDD production group of the Company since March 2012. He has been the director of JMC since October 2014. He served in Philips Electronic Building Elements (Taiwan) Ltd and National Cheng Kung University. He received a master’s degree in Electrical Engineering from National Sun Yat-sen University in Taiwan.

D.Y. Tsai has served as the executive vice president since July 2020. He has been our vice president of Q.R.A. center of the Company from June 2014 to June 2020. He served as the head of Q.R.A. center of the Company since 2009. He has been the chairman and president of ChipMOS Shanghai since March 2020 and the chairman of ChipMOS BVI since August 2022. He also has served as the representative and director of Yung Hsiang Investment Co., Ltd. since February 2020. He served in Gloria Material Technology Corp. and Philips Electronic Building Elements (Taiwan) Ltd. Mr. Tsai holds a master degree from the Resources Engineering of National Cheng Kung University in Taiwan.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors.

Board Diversity Matrix (As of February 28, 2023)
Country of Principal Executive Offices	Taiwan, R.O.C.
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Compensation

The aggregate compensation paid in 2022 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$121 million (US$4 million).

Share Ownership

The following table sets forth certain information as of April 1, 2023, our most recent record date, with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued
Shih-Jye Cheng	6,150,161	0.85%
Kun-Yi Chien (representative, Siliconware Precision)	78,910,390	10.85%
David Chang (representative, Siliconware Precision)	78,910,390	10.85%
Silvia Su	340,101	0.05%
Chin-Shyh Ou	—	—
Kuei-Ann Wen	—	—
Hui-Fen Chan	—	—
Yeong-Her Wang	—	—
Hong-Tzer Yang	—	—
Vincent Hsu	220,130	0.03%
D.Y. Tsai	262,572	0.04%

Compensation Committee

We do not provide our directors with any benefits upon termination of employment. Our compensation committee currently consists of Mr. Yeong-Her Wang, Mr. Chin-Shyh Ou and Ms. Kuei-Ann Wen, all of whom are independent directors. This committee reviews and recommends to our board of directors the compensation of all our directors and officers. The compensation committee is required to meet at least semi-annually.

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

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of February 28,
Function	2020	2021	2022	2023
General operations	2,891	2,995	2,761	2,701
Quality control	185	55	50	48
Engineering	1,352	1,436	1,425	1,419
Research and development	671	680	677	670
Sales, administration and finance	132	132	145	142
Others	241	230	232	230
Total	5,472	5,528	5,290	5,210

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of February 28,
Location	2020	2021	2022	2023
Hsinchu Production Group	2,116	2,158	2,082	2,065
Southern Taiwan Production Group	3,349	3,363	3,201	3,138
Shanghai	3	3	3	3
United States	4	4	4	4
Total	5,472	5,528	5,290	5,210

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information known to us concerning the record ownership of our shares as of April 2, 2021, March 28, 2022 and April 1, 2023 (our most recent record date) (1) beneficially owned five percent or more of our common shares as of such record date and (2) our directors and executive officers as a group.

	April 2, 2021		March 28, 2022		April 1, 2023(1)
Name of Beneficial Owners	Numbers of Shares Owned	Percentage of Shares Owned	Numbers of Shares Owned	Percentage of Shares Owned	Numbers of Shares Owned	Percentage of Shares Owned
Depositary(2)	84,417,014	11.61%	88,642,054	12.19%	87,425,054	12.02%
Siliconware Precision Industries Co., Ltd.	78,910,390	10.85%	78,910,390	10.85%	78,910,390	10.85%
Yann Yuan Investment Co., Ltd.	55,000,000	7.56%	41,200,000	5.67%	41,200,000	5.67%
Directors and executive officers, as a group(3)	86,246,467(4)	11.87%(4)	85,883,354(5)	11.82%(5)	85,883,354	11.82%

Notes:

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
As of March 31, 2021.
(5)
As of March 31, 2022.

Except for holders of our ADSs, none of our major shareholders have different voting rights from those of other shareholders.

As of February 28, 2023, a total of 727,240,126 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through their custodians in the ROC. As of February 28, 2023, 87,815,054 common shares were registered in the name of a nominee of Citibank, N.A., the depositary under our ADSs Deposit Agreement. Citibank, N.A., has advised us that, as of February 28, 2023, 4,390,752 ADSs, representing 87,815,054 common shares, were held of record by Cede & Co. and 30 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by US persons.

Related Party Transactions

None.

Item 8. Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-56.

Legal Proceedings

We were not involved in any material litigation in 2022 and are not currently involved in any material litigation.

For certain information regarding legal proceedings relating to certain of our current and former directors, see “Item 6. Directors, Senior Management and Employees—Directors and Senior Management”.

Dividends and Dividend Policy

The following table sets forth the distribution per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those distributions. During 2020, 2021 and 2022, we paid cash distributions in the amounts of NT$1.80, NT$2.20 and NT$4.30 (US$0.14), respectively.

	Cash Distributions per Share	Stock Dividends per Share	Total Shares Issued as Stock Dividends	Outstanding Common Shares at Year End
	(NT$)	(NT$)
2020	1.80	—	—	727,240,126
2021	2.20	—	—	727,240,126
2022	4.30	—	—	727,240,126

Under the Company’s Articles of Incorporation, a proposal on the dividend distribution will be proposed by the Board of Directors annually and approved at the shareholders’ meeting, and be determined based on factors including the past years’ profit, current and future investment environment, capital needs, market competition, and budgets, with an aim to pursuing shareholders’ interests and balancing the dividend distribution and the long-term financial plan. The distribution of profits can be made in the form of cash or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

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

Meeting of Shareholders

The Company will be required to hold an annual general meeting of shareholders within six months following the end of each fiscal year. These meetings are generally held in Hsinchu, Taiwan. Any shareholder who holds 1% or more of the Company’s issued and outstanding shares may submit one proposal, in writing or by electronic means designated by the Company, for discussion at the annual general meeting. Extraordinary shareholders’ meetings may be convened by resolution of the board of directors or by the board of directors upon the written request of any shareholder or shareholders who have held 3% or more of the issued and outstanding shares for a period of one year or longer. Any one or more shareholders who have held in aggregate more than half of the issued and outstanding shares for at least three consecutive months may convene an extraordinary shareholders’ meeting. Shareholders’ meetings may also be convened by a member of the audit committee (i.e., an independent director). Notice in writing of shareholders’ meetings, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual general meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders. If a company adopts a nomination procedure for election of directors in its Articles of Incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the Company along with relevant information and supporting documents in accordance with the requirements under the ROC Company Act. Under the Company’s Articles of Incorporation, the Company adopted such nomination procedures for election of all directors.

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

•
On December 15, 2022, ChipMOS BVI, Yangtze Memory, Accretech (China), Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amended And Restated Agreement for Sino-Foreign Equity Joint Venture, pursuant to which Unimos Shanghai in Chinese was renamed. (Its English name was same as before)

For additional information regarding the Merger see “Item 4. Information on the Company—Our Structure and History”.

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

Apart from trade-related or service-related foreign exchange transactions, ROC companies and individual residents of the ROC reaching the age of 18 may, without foreign exchange approval, remit foreign currency of up to US$50 million (or its equivalent) and US$5 million (or its equivalent) to and from the ROC (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of Taiwan’s economic and financial conditions or the needs to maintain the order of foreign exchange market in Taiwan), respectively, in each calendar year. The above limits apply to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. In addition, a requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

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

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Eswatini, Malaysia, North Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada, Poland, Czech Republic and Saudi Arabia. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares issued by ROC companies. A non-ROC holder of our ADSs may or may not be considered as the beneficial owner of our shares for the purposes of such treaties. Accordingly, holders of our ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

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

Interest Rate Risks

As of December 31, 2022, we had aggregate debts outstanding of NT$13,968 million (US$455 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2022, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual interest rate between 1.075% to 1.625% as of December 31, 2022. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$141 million (US$5 million) based on our outstanding floating rate indebtedness as of December 31, 2022.

As of December 31, 2021 and 2022, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the RMB, the Japanese yen and the US dollar. As of December 31, 2022, 43.1% of our monetary financial assets and 3.7% of our monetary financial liabilities are denominated in the RMB, Japanese yen and US dollar, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$288 million (US$9 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2022. As of December 31, 2021 and 2022, we had no outstanding forward exchange or foreign currency option contracts.

See Note 41 of our audited consolidated financial statements for additional information on financial risk management.

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

Depositary Payment

In 2022, we received US$38.6 thousand from Citi Bank N.A., the Depositary for our ADR program. The table below sets forth details of the amount we received from Citi Bank N.A.

Item	US$ (in thousand)
Reimbursement of Proxy Process Expenses	6.1
Reimbursement of ADR holders identification expenses	11.4
Direct reimbursement to issuer	38.6
Total Payments (1)	56.1

Note:

(1)
Net of U.S. withholding tax.

PART II

Item 13. Defaults, Dividend, Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our management, including our President, the principal executive officer and Vice president of the Finance and Accounting Management Center, the principal financial officers, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our management concluded that, our disclosure controls and procedures were effective as of December 31, 2022.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management concludes that our internal control over financial reporting was effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.

Attestation Report of the Independent Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers, Taiwan has audited the effectiveness of our internal control over financial reporting, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting.

During the year ended December 31, 2022, there have been no changes in our internal control over financial reporting that may materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors have determined that Chin-Shyh Ou, one of our independent directors, qualified as audit committee financial expert and meets the independence requirement as defined in Item 16A to Form 20-F.

Item 16B. Code of Ethics

We have adopted a Code of Ethics Conduct, which applies to our directors, managers, and other employees of the Company. A copy of our Code of Ethics Conduct is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

The table below summarizes the aggregate fees that we paid or accrued for services provided by PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) (PCAOB ID Number: 1345) for the years ended December 31, 2021 and 2022.

	2021	2022
	NT$	NT$
	(In thousands)
Audit Fees	$16,400	$16,972
Audit Related Fees	200	208
Tax Fees	2,900	3,100
Total	$19,500	$20,280

Audit Fees. This category includes the audit of our annual financial statements and services that are provided by the independent auditors in connection with our annual financial statements, internal control over financial reporting, quarterly financial statements, and related statutory and regulatory filings.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of our financial statements and not included in the category of Audit Fees (described above). The services for the fees disclosed under this category were related to checklist of quarterly and annually financial statements and review of annual report.

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

We have adopted the Code of Ethics Conduct that satisfies the requirements promulgated by the TWSE, and applies to all employees, managerial officers and directors of our company. The details of the waiver of such Code for our directors and managerial officers will be disclosed in the Market Observation Post System of the TWSE.

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

According to NASDAQ Rule 5630(a), each company that is not a limited partnership shall conduct an appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company’s audit committee or another independent body of the board of directors. According to our Operational Procedures for Acquisition and Disposal of Assets that satisfies the requirements promulgated by the FSC, any related party transaction exceeding a specified threshold shall be required to have an independent expert issue a fairness opinion, and be submitted to our audit committee for its review and approval.

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

Item 18. Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-56.

Item 19. Exhibits

Exhibits	Description

1.1	Articles of Incorporation of ChipMOS TECHNOLOGIES INC. as amended on May 26, 2022. (English Translation)

2.1	Form of the Deposit Agreement among ChipMOS TECHNOLOGIES INC., Citibank, N.A. and The Holders and Beneficial Owners of American Depositary Shares issued hereunder. (2)

4.1	Agreement and Plan of Merger, dated January 21, 2016, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (1)

4.2	Equity Interest Transfer Agreement, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd. and ChipMOS TECHNOLOGIES INC. (English Translation) (3)

4.3	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Gongqingcheng Changhou Investment Management Ltd. (English Translation) (3)

4.4	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Accretech (China) Co., Ltd. (English Translation) (3)

4.5	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Chao-Jung Tsai (English Translation) (3)

4.6	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (English Translation) (3)

4.7	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shih-Jye Cheng (English Translation) (3)

4.8	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shou-Kang Chen (English Translation) (3)

4.9	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and David W. Wang (English Translation) (3)

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

Exhibits	Description

4.14

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated December 29, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.15

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated February 1, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.16

Syndicated Loan Agreement, dated May 15, 2018, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation) (4)

4.17

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated June 18, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.18

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 8, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.19

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 16, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.20

Supplement Agreement to Syndicated Loan Agreement, dated December 23, 2019, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation) (5)

4.21

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated May 11, 2020, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (6)

4.22

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 15, 2022, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES INC.

11.1	Code of Ethics Conduct. (English Translation)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) under the Exchange Act.

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

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

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and it has duly caused this Annual Report on Form 20-F to be signed on its behalf by the undersigned.

Date: April 13, 2023	ChipMOS TECHNOLOGIES INC.

	By:	/s/ Shih-Jye Cheng
	Name:	Shih-Jye Cheng
	Title:	Chairman and President

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

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

Revenue recognition – estimating progress relating to assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping

As described in Notes 4 z), cc), 23 and 43 e) to the consolidated financial statements, the Company earns revenue from assembly services, services for Liquid Crystal Display and other Flat-Panel Display Driver Semiconductors and Bumping. The Company recognized revenue associated with aforementioned services totalling NT$18,273,067 thousand for the year ended December 31, 2022. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards completion of performance obligation and determine the amount of related revenue. Due to the nature of the work performed, management’s estimation of the progress towards completion of performance obligation is complex and requires significant judgment.

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
April 13, 2023

We have served as the Company’s auditor since 2015.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2021 and 2022

	Notes	December 31, 2021	December 31, 2022	December 31, 2022
		NT$000	NT$000	US$000
Assets
Current assets
Cash and cash equivalents	6	5,906,176	9,896,604	322,050
Current financial assets at fair value through profit or loss	7	359,960	128,224	4,173
Current financial assets at amortized cost	8	29,239	98,731	3,213
Current contract assets	23	400,255	381,358	12,410
Notes receivable, net		1,035	—	—
Accounts receivable, net	9	6,344,246	4,381,563	142,582
Other receivables		86,879	131,863	4,291
Current tax assets		389	—	—
Inventories	10	3,207,177	3,210,409	104,471
Prepayments		149,947	123,377	4,015
		16,485,303	18,352,129	597,205
Non-current assets
Non-current financial assets at fair value through other comprehensive income	11	384,521	338,102	11,002
Non-current financial assets at amortized cost	8,36	37,539	37,362	1,216
Investments accounted for using equity method	12	3,900,449	4,353,448	141,668
Property, plant and equipment, net	13,36	20,111,121	20,446,205	665,350
Right-of-use assets	14	835,805	898,992	29,255
Deferred tax assets	31	180,598	159,286	5,183
Refundable deposits		21,278	21,771	708
Other non-current assets		565,970	335,650	10,923
		26,037,281	26,590,816	865,305
Total assets		42,522,584	44,942,945	1,462,510

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2021 and 2022

	Notes	December 31, 2021	December 31, 2022	December 31, 2022
		NT$000	NT$000	US$000
Liabilities
Current liabilities
Short-term bank loans	15,34	731,751	—	—
Notes payable		23	132	4
Accounts payable		1,012,391	560,802	18,249
Other payables	16	4,378,439	3,796,481	123,543
Current tax liabilities		1,041,520	361,770	11,773
Current provisions	44	4,281	26,643	867
Current lease liabilities	34	169,782	160,955	5,238
Long-term bank loans, current portion	17,34,36	46,826	1,522,917	49,558
Current refund liabilities	44	9,849	37,123	1,208
Other current liabilities		14,221	22,318	726
		7,409,083	6,489,141	211,166
Non-current liabilities
Long-term bank loans	17,34,36	9,366,539	12,444,884	404,975
Deferred tax liabilities	31	278,177	201,741	6,565
Non-current lease liabilities	34	681,469	759,447	24,714
Long-term deferred revenue		120,188	127,657	4,154
Net defined benefit liability, non-current	18	503,288	259,215	8,435
Guarantee deposits	34	21,625	21,600	703
		10,971,286	13,814,544	449,546
Total liabilities		18,380,369	20,303,685	660,712
Equity
Equity attributable to equity holders of the Company
Capital stock	19	7,272,401	7,272,401	236,655
Capital surplus	20	6,055,621	6,055,773	197,064
Retained earnings	21
Legal reserve		2,070,505	2,575,987	83,826
Unappropriated retained earnings		8,521,848	8,506,816	276,824
Other equity interest	22	221,840	228,283	7,429
Total equity		24,142,215	24,639,260	801,798
Total liabilities and equity		42,522,584	44,942,945	1,462,510

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2020, 2021 and 2022

	Notes	2020	2021	2022	2022
		NT$000	NT$000	NT$000	US$000
Revenue	23,43	23,011,381	27,400,035	23,517,064	765,280
Cost of revenue	10,29,30	(17,979,208)	(20,146,057)	(18,605,007)	(605,434)
Gross profit		5,032,173	7,253,978	4,912,057	159,846
Sales and marketing expenses	29,30	(56,978)	(73,928)	(128,029)	(4,166)
General and administrative expenses	29,30	(528,759)	(604,029)	(538,684)	(17,530)
Research and development expenses	29,30	(1,015,512)	(1,139,219)	(1,158,598)	(37,702)
Other income (expenses), net	24	135,578	125,587	129,933	4,228
Operating profit	43	3,566,502	5,562,389	3,216,679	104,676
Interest income	25,43	27,778	9,980	57,199	1,861
Other income	26	21,157	34,496	66,991	2,180
Other gains and losses	27	(323,267)	(65,829)	386,567	12,579
Finance costs	28	(171,482)	(131,184)	(153,279)	(4,988)
Share of (loss) profit of associates and joint ventures accounted for using equity method	12,43	(147,329)	625,733	453,715	14,765
Profit before income tax		2,973,359	6,035,585	4,027,872	131,073
Income tax expense	31	(594,381)	(1,098,318)	(588,175)	(19,140)
Profit for the year		2,378,978	4,937,267	3,439,697	111,933
Other comprehensive income (loss):
(Loss) profit on remeasurements of defined benefit plans	18	(51,990)	(14,999)	222,234	7,232
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	11,22	140,199	122,514	(46,419)	(1,511)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	12	23,143	28,843	(28,254)	(919)
Income tax effect on components that will not be reclassified to profit or loss	31	(24,396)	(27,460)	(31,888)	(1,038)
Components of other comprehensive income that will not be reclassified to profit or loss		86,956	108,898	115,673	3,764
Exchange differences on translation of foreign operations	22	28,352	(24,695)	68,656	2,234
Components of other comprehensive income (loss) that will be reclassified to profit or loss		28,352	(24,695)	68,656	2,234
Other comprehensive income, net of income tax		115,308	84,203	184,329	5,998
Total comprehensive income for the year		2,494,286	5,021,470	3,624,026	117,931
Earnings per share – basic	32	NT$3.27	NT$6.79	NT$4.73	US$0.15
Earnings per share – diluted	32	NT$3.23	NT$6.65	NT$4.63	US$0.15
Earnings per equivalent ADS – basic		NT$65.42	NT$135.78	NT$94.60	US$3.08
Earnings per equivalent ADS – diluted		NT$64.57	NT$132.93	NT$92.63	US$3.01

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years Ended December 31, 2020, 2021 and 2022

		Equity attributable to equity holders of the Company
				Retained earnings			Other equity interest
	Notes	Capital stock	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain on valuation of financial assets at fair value through other comprehensive income	Total equity
Year 2020		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2020		7,272,401	6,050,787	1,579,478	—	4,651,215	(89,682)	66,386	19,530,585
Profit for the year		—	—	—	—	2,378,978	—	—	2,378,978
Other comprehensive (loss) income		—	—	—	—	(41,374)	28,352	128,330	115,308
Total comprehensive income for the year	22	—	—	—	—	2,337,604	28,352	128,330	2,494,286
Appropriation of prior year’s earnings:	21
Legal reserve		—	—	258,416	—	(258,416)	—	—	—
Special reserve		—	—	—	19,802	(19,802)	—	—	—
Cash dividends		—	—	—	—	(1,309,032)	—	—	(1,309,032)
Balance at December 31, 2020		7,272,401	6,050,787	1,837,894	19,802	5,401,569	(61,330)	194,716	20,715,839
Year 2021
Balance at January 1, 2021		7,272,401	6,050,787	1,837,894	19,802	5,401,569	(61,330)	194,716	20,715,839
Profit for the year		—	—	—	—	4,937,267	—	—	4,937,267
Other comprehensive (loss) income		—	—	—	—	(4,251)	(24,695)	113,149	84,203
Total comprehensive income (loss) for the year	22	—	—	—	—	4,933,016	(24,695)	113,149	5,021,470
Appropriation of prior year’s earnings:	21
Legal reserve		—	—	232,611	—	(232,611)	—	—	—
Special reserve		—	—	—	(19,802)	19,802	—	—	—
Cash dividends		—	—	—	—	(1,599,928)	—	—	(1,599,928)
Changes in associates accounted for using equity method	20	—	4,834	—	—	—	—	—	4,834
Balance at December 31, 2021		7,272,401	6,055,621	2,070,505	—	8,521,848	(86,025)	307,865	24,142,215

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

Years Ended December 31, 2020, 2021 and 2022

		Equity attributable to equity holders of the Company
				Retained earnings		Other equity interest
	Notes	Capital stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total equity
Year 2022		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2022		7,272,401	6,055,621	2,070,505	8,521,848	(86,025)	307,865	24,142,215
Profit for the year		—	—	—	3,439,697	—	—	3,439,697
Other comprehensive income (loss)		—	—	—	177,886	68,656	(62,213)	184,329
Total comprehensive income (loss) for the year	22	—	—	—	3,617,583	68,656	(62,213)	3,624,026
Appropriation of prior year’s earnings:	21
Legal reserve		—	—	505,482	(505,482)	—	—	—
Cash dividends		—	—	—	(3,127,133)	—	—	(3,127,133)
Changes in associates accounted for using equity method	20	—	152	—	—	—	—	152
Balance at December 31, 2022		7,272,401	6,055,773	2,575,987	8,506,816	(17,369)	245,652	24,639,260

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2020, 2021 and 2022

	Notes	2020	2021	2022	2022
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before income tax		2,973,359	6,035,585	4,027,872	131,073
Adjustments to reconcile profit (loss)
Depreciation expenses	13,14,29,43	4,175,519	4,634,112	4,751,902	154,634
Expected credit losses		264	299	897	29
Interest expense	28,43	162,400	120,998	142,439	4,635
Interest income	25,43	(27,778)	(9,980)	(57,199)	(1,861)
Dividend income	26	(3,229)	(4,690)	(9,816)	(319)
Share of loss (profit) of associates and joint ventures accounted for using equity method	12,43	147,329	(625,733)	(453,715)	(14,765)
(Gain) loss on valuation of financial assets at fair value through profit or loss	7,27	(24,015)	(15,262)	69,404	2,259
Gain on disposal of property, plant and equipment, net	24	(48,070)	(33,935)	(74,548)	(2,426)
Gain from lease modifications	24	—	(891)	(139)	(5)
Impairment loss on property, plant and equipment	13,24,44	—	4,843	12,721	414
Deferred revenue		(10,143)	(12,389)	(17,859)	(581)
Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		(28,435)	(290,637)	162,332	5,283
Current contract assets		(11,150)	(11,242)	18,788	611
Accounts and notes receivable		(911,355)	(980,816)	1,962,959	63,878
Accounts receivable – related parties		1,045	—	—	—
Other receivables		13,529	(46,089)	15,849	516
Other receivables – related parties		4,923	—	—	—
Inventories		(334,433)	(1,105,102)	(3,232)	(105)
Prepayments		(10,485)	(67,401)	37,748	1,228
Other non-current assets		6,337	6,915	—	—
Current contract liabilities		(1,231)	—	—	—
Accounts and notes payable		170,172	42,694	(451,480)	(14,692)
Other payables		112,151	471,766	(161,212)	(5,246)
Current provisions		1,465	818	22,362	728
Current refund liabilities		(16,136)	(15)	27,274	888
Other current liabilities		(11,183)	(6,838)	8,097	263
Net defined benefit liability, non-current		(20,446)	(23,362)	(21,839)	(711)
Cash generated from operations		6,310,404	8,083,648	10,009,605	325,728
Interest received		32,817	10,344	42,170	1,372
Dividend received		23,229	17,140	26,416	860
Interest paid		(150,135)	(99,857)	(107,210)	(3,489)
Income tax paid		(276,079)	(691,566)	(1,354,548)	(44,079)
Net cash generated from operating activities		5,940,236	7,319,709	8,616,433	280,392

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2020, 2021 and 2022

	Notes	2020	2021	2022	2022
		NT$000	NT$000	NT$000	US$000
Cash flows from investing activities
Acquisition of financial assets at amortized cost		(17,381)	—	(133,182)	(4,334)
Proceeds from repayments of financial assets at amortized cost		—	188,023	69,022	2,246
Proceeds from disposal of financial assets at fair value through profit or loss		—	9,427	—	—
Acquisition of property, plant and equipment	33	(3,961,026)	(5,881,506)	(4,699,369)	(152,925)
Proceeds from disposal of property, plant and equipment		87,107	120,586	77,339	2,517
Increase in refundable deposits		(41)	(92)	(493)	(16)
Increase in other non-current assets		(10,919)	(501,177)	(400,569)	(13,035)
Increase in long-term deferred revenue		85,909	49,349	25,328	824
Proceeds from capital reduction of investment in associate		17,000	—	—	—
Net cash used in investing activities		(3,799,351)	(6,015,390)	(5,061,924)	(164,723)
Cash flows from financing activities	34
Proceeds from short-term bank loans		151,071	2,195,726	348,006	11,325
Payments on short-term bank loans		(151,071)	(1,463,975)	(1,079,757)	(35,137)
Payment on lease liabilities		(84,928)	(289,668)	(237,869)	(7,741)
Proceeds from long-term bank loans		4,429,593	4,908,782	4,567,672	148,639
Payments on long-term bank loans		(5,756,450)	(3,256,450)	(54,000)	(1,757)
Increase (decrease) in guarantee deposits		575	(45)	(25)	(1)
Cash dividend paid	21	(1,309,032)	(1,599,928)	(3,127,133)	(101,762)
Net cash (used in) generated from financing activities		(2,720,242)	494,442	416,894	13,566
Effect of foreign exchange rate changes		(11,076)	(6,236)	19,025	619
Net (decrease) increase in cash and cash equivalents		(590,433)	1,792,525	3,990,428	129,854
Cash and cash equivalents at beginning of year	6	4,704,084	4,113,651	5,906,176	192,196
Cash and cash equivalents at end of year	6	4,113,651	5,906,176	9,896,604	322,050

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2020, 2021 and 2022

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

2.
The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on April 13, 2023.

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

b)
New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 1, “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8, “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12, “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IFRS 16, “Lease Liability in a Sale and Leaseback”	January 1, 2024
IFRS 17, “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17, “Insurance Contracts”	January 1, 2023
Amendment to IFRS 17, “Initial Application of IFRS 17 and IFRS 9 – Comparative Information”	January 1, 2023
Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1, “Non-current Liabilities with Covenants”	January 1, 2024

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

December 31, 2020, 2021 and 2022

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
(b)
The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 cc).
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

(b)
Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%)
				December 31,
Name of investor	Name of investee	Main business	Location	2021	2022
The Company	ChipMOS U.S.A., Inc. (“ChipMOS USA”)	Marketing of semiconductors and electronic related products	San Jose, USA	100	100
The Company	ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”)	Holding company	British Virgin Islands	100	100
ChipMOS BVI	ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”)	Marketing of semiconductors and electronic related products	Shanghai, People’s Republic of China (“PRC”)	100	100

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

December 31, 2020, 2021 and 2022

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

December 31, 2020, 2021 and 2022

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
(c)
At initial recognition, the Group measures the financial assets at fair value plus transaction costs. The Group subsequently measures the financial assets at fair value:

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

December 31, 2020, 2021 and 2022

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

Buildings	5 to 51 years
Machinery and equipment	2 to 20 years
Tools	2 to 4 years
Others	2 to 6 years

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

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

December 31, 2020, 2021 and 2022

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

December 31, 2020, 2021 and 2022

w)
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
x)
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
y)
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

December 31, 2020, 2021 and 2022

z)
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
aa)
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

Critical accounting estimates and assumptions – Revenue recognition

The Group recognizes revenue from services for assembly, LCDD and Bumping based on the progress towards completion of performance obligation during the service period. The Group estimates total expected input costs based on historical experience and measures the progress towards completion by the actual input costs relative to the total expected input costs.

5.
Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 30, 2022, which was NT$30.73 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

6.
Cash and cash equivalents

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Cash on hand and petty cash	450	450
Checking accounts and demand deposits	2,683,977	2,248,954
Time deposits	3,221,749	7,647,200
	5,906,176	9,896,604

a)
The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.
b)
No cash and cash equivalents of the Group were pledged to others.
7.
Financial assets at fair value through profit or loss

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Current:
Financial assets mandatorily measured at fair value through profit or loss
Listed stocks	339,679	171,988
Valuation adjustment	20,281	(43,764)
	359,960	128,224

a)
Amounts recognized in profit or loss in relation to the financial assets at fair value through profit or loss are listed below:

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Financial assets mandatorily measured at fair value through profit or loss
Listed stocks	6,608	13,673	(75,211)
Beneficiary certificates*	18,077	2,530	5,807
Foreign partnership interests	(670)	(941)	—
	24,015	15,262	(69,404)

* Beneficiary certificates represent money market funds the Company held during the reporting period. As of December

31, 2020, 2021 and 2022, there were no beneficiary certificates classified as current financial assets at fair value through profit or loss (“FVTPL”).

b)
No financial assets at FVTPL were pledged to others.
c)
Information relating to price risk of financial assets at FVTPL is provided in Note 41 a).
8.
Financial assets at amortized cost

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Current:
Time deposits	29,239	98,731
Non-current:
Restricted bank deposits	37,539	37,362

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

a)
Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Interest income	2,206	1,187	587

b)
Without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group is the carrying amount at the end of each reporting period.
c)
Information about the financial assets at amortized cost that were pledged to others as collateral is provided in Note 36.
d)
Information relating to credit risk of financial assets at amortized cost is provided in Note 41 a).
9.
Accounts receivable

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Accounts receivable	6,346,156	4,384,232
Less: Loss allowance	(1,910)	(2,669)
	6,344,246	4,381,563

a)
The Group’s credit term granted to customers is 30~90 days. Receivables do not bear interest. The loss allowance is determined based on the credit quality of customers. Information relating to credit risk is provided in Note 41 a).
b)
The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Current	6,327,791	4,357,073
Within 1 month	18,365	27,159
	6,346,156	4,384,232

c)
As of December 31, 2021 and 2022, accounts receivable were all from contracts with customers. And as of January 1, 2021, the balance of accounts receivable from contracts with customers was NT$5,364,156 thousand.
d)
Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’s maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.
e)
No accounts receivable of the Group were pledged to others.
10.
Inventories

	December 31, 2021
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	3,328,763	(121,586)	3,207,177

	December 31, 2022
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	3,316,039	(105,630)	3,210,409

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

The cost of inventories recognized as an expense for the year:

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Cost of revenue	17,957,568	20,103,735	18,611,515
Loss on abandonment	5,323	552	9,448
Allowance for (reversal of) inventory valuation and obsolescence loss	16,317	41,770	(15,956)
	17,979,208	20,146,057	18,605,007

a)
Reversal of inventory valuation and obsolescence loss for the year ended 2022 was mainly due to the change in net realizable value and periodic update of the inventory allowance policy, which is based on historical experience of raw materials usage and actual circumstances.
b)
No inventories of the Group were pledged to others.

11.
Non-current financial assets at fair value through other comprehensive income

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Designation of equity instruments
Foreign unlisted stocks	38,534	38,534
Valuation adjustment	345,987	299,568
	384,521	338,102

a)
Based on the Group’s business model, the foreign unlisted stocks held for strategic investments were elected to classify as Financial assets at fair value through other comprehensive income. As of December 31, 2021 and 2022, the fair value of aforementioned investments is the carrying amount at the end of each reporting period.
b)
Amounts recognized in other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Financial assets at fair value through other comprehensive income
Foreign unlisted stocks	140,199	122,514	(46,419)

c)
No financial assets at fair value through other comprehensive income were pledged to others.

d)
Information about fair value measurement is provided in Note 41 b).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

12.
Investments accounted for using equity method

Associates	December 31, 2021	December 31, 2022
	NT$000	NT$000
JMC ELECTRONICS CO., LTD. (“JMC”)	304,437	267,070
Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”)	3,596,012	4,086,378
	3,900,449	4,353,448

a)
The carrying amount of the Group’s interests in all individually immaterial associates and the Group’s share of the operating results are summarized below:

As of December 31, 2021 and 2022, the carrying amount of the Group’s individually immaterial associates amounted to NT$3,900,449 thousand and NT$4,353,448 thousand, respectively.

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
(Loss) profit for the year from continuing operations	(147,329)	625,733	453,715
Other comprehensive income (loss), net of income tax	23,143	28,843	(28,254)
Total comprehensive (loss) income	(124,186)	654,576	425,461

b)
JMC has quoted market prices. As of December 31, 2021 and 2022, the fair value was NT$468,950 thousand and NT$249,000 thousand, respectively.
c)
JMC is still recognized as investment accounted for using equity method given that the Company retains significant influence by holding one seat in JMC’s Board of Directors.
13.
Property, plant and equipment, net

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

	2021
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	452,738	11,212,129	53,246,474	5,451,547	2,185,299	639,607	73,187,794
Accumulated depreciation and impairment	—	(7,119,843)	(41,898,177)	(4,499,186)	(1,675,902)	—	(55,193,108)
	452,738	4,092,286	11,348,297	952,361	509,397	639,607	17,994,686
January 1	452,738	4,092,286	11,348,297	952,361	509,397	639,607	17,994,686
Additions	—	1,345	11,829	407	189	6,538,932	6,552,702
Disposals	—	—	(66,873)	(9,502)	—	—	(76,375)
Reclassifications	—	673,208	4,890,400	690,346	241,656	(6,495,610)	—
Depreciation expenses	—	(423,283)	(2,896,612)	(795,622)	(239,515)	—	(4,355,032)
Impairment losses	—	—	(4,843)	—	—	—	(4,843)
Exchange adjustment	—	—	(13)	—	(4)	—	(17)
December 31	452,738	4,343,556	13,282,185	837,990	511,723	682,929	20,111,121
December 31
Cost	452,738	11,877,419	57,176,339	5,574,316	2,345,204	682,929	78,108,945
Accumulated depreciation and impairment	—	(7,533,863)	(43,894,154)	(4,736,326)	(1,833,481)	—	(57,997,824)
	452,738	4,343,556	13,282,185	837,990	511,723	682,929	20,111,121

	2022
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	452,738	11,877,419	57,176,339	5,574,316	2,345,204	682,929	78,108,945
Accumulated depreciation and impairment	—	(7,533,863)	(43,894,154)	(4,736,326)	(1,833,481)	—	(57,997,824)
	452,738	4,343,556	13,282,185	837,990	511,723	682,929	20,111,121
January 1	452,738	4,343,556	13,282,185	837,990	511,723	682,929	20,111,121
Additions	—	3,780	6,748	636	—	4,907,318	4,918,482
Disposals	—	—	(46,084)	(2,597)	—	—	(48,681)
Reclassifications	—	1,503,432	2,603,381	685,481	294,765	(5,086,047)	1,012
Depreciation expenses	—	(465,260)	(3,075,191)	(724,813)	(257,817)	—	(4,523,081)
Impairment losses	—	—	(12,721)	—	—	—	(12,721)
Exchange adjustment	—	—	50	—	23	—	73
December 31	452,738	5,385,508	12,758,368	796,697	548,694	504,200	20,446,205
December 31
Cost	452,738	13,379,852	59,197,255	5,716,357	2,615,959	504,200	81,866,361
Accumulated depreciation and impairment	—	(7,994,344)	(46,438,887)	(4,919,660)	(2,067,265)	—	(61,420,156)
	452,738	5,385,508	12,758,368	796,697	548,694	504,200	20,446,205

a)
Amount of borrowing costs capitalized as part of property, plant and equipment and the range of the interest rates for such capitalization are as follows:

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Amount of interest capitalized	9,762	11,193	10,856
Range of the interest rates for capitalization	1.4909%	1.1358%	1.0094%

b)
Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 36.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

14.
Leasing arrangements – lessee
a)
The Group leases various assets, including land, buildings, machinery and equipment, and others. Lease agreements are typically made for periods of 2 to 30 years. For machinery and equipment, lease agreements are between 2 to 3 years. For land, lease agreements are between 10 to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose covenants, but leased assets may not be used as security for borrowing purposes.
b)
The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	December 31, 2021	December 31, 2022
	Carrying amount	Carrying amount
	NT$000	NT$000
Land	616,458	630,969
Buildings	10,946	8,214
Machinery and equipment	204,484	257,196
Others	3,917	2,613
	835,805	898,992

	Year ended December 31,
	2020	2021	2022
	Depreciation expenses	Depreciation expenses	Depreciation expenses
	NT$000	NT$000	NT$000
Land	20,938	20,486	21,904
Buildings	7,819	9,870	10,861
Machinery and equipment	46,225	247,090	194,059
Others	1,544	1,634	1,997
	76,526	279,080	228,821

c)
For the years ended December 31, 2021 and 2022, additions to right-of-use assets were NT$433,768 thousand and NT$308,550 thousand, respectively.
d)
The information on profit or loss accounts relating to lease contracts is as follows:

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Items affecting profit or loss
Interest expense on lease liabilities	13,442	15,245	14,556
Expense on short-term lease contracts	202,782	143,791	95,213

e)
For the years ended December 31, 2020, 2021 and 2022, the Group’s total cash outflow for leases were NT$274,727 thousand, NT$448,290 thousand and NT$333,133 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

15.
Short-term bank loans

Type of loans	December 31, 2021	December 31, 2022
	NT$000	NT$000
Bank loans
Unsecured bank loans	731,751	—
Interest rate range	0.6604%~0.7394%	—
Unused credit lines of short-term bank loans
NT$000	2,918,249	4,364,400
US$000	85,025	90,000

16.
Other payables

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Payable to equipment suppliers	1,816,555	1,405,931
Salaries and bonuses payable	829,762	1,002,577
Employees’ compensation payable	673,387	447,303
Pension payable	16,600	16,541
Directors’ remuneration payable	25,690	11,182
Interest payable	3,277	7,768
Other expense payable	1,013,168	905,179
	4,378,439	3,796,481

17.
Long-term bank loans

Type of loans	Period and payment term	December 31, 2021	December 31, 2022
		NT$000	NT$000
Syndicated bank loan	Borrowing period is from May 30, 2018 to May 30, 2023; interest is repayable monthly; principal is repayable semi-annually from November 30, 2018	54,000	—
Government granted bank loans	Borrowing period is from March 11, 2020 to October 15, 2032; interest is repayable monthly; principal is repayable monthly from March 15, 2023	9,463,131	14,056,131
Less: Fee on syndicated bank loan		(10,026)	—
Less: Unamortized interest on government granted bank loans		(93,740)	(88,330)
Less: Current portion (fee included)		(46,826)	(1,522,917)
		9,366,539	12,444,884
Interest rate range		0.45%~1.7895%	1.075%~1.625%
Unused credit lines of long-term bank loan
NT$000		8,776,868	9,671,868

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

a)
On January 1, 2019, Ministry of Economic Affairs, ROC (“MOEA”) implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 and September 2022 with the line of credit amounted to NT$23.73 billion and terms from seven to ten years. Funding from these loans was used to invest in machineries, equipment and plant expansions and broaden the Company’s working capital.
b)
On May 15, 2018, the Company entered into a syndicated loan with eleven banks in Taiwan, including Taiwan Cooperative Bank, in the amount of NT$12 billion with a term of five years. Funding from this syndicated loan was used to repay the existing debt of financial institutions and broaden the Company’s working capital. Pursuant to the syndicated loan agreement, the Group is required to maintain certain financial ratios including current ratio, interest protection multiples and debt to equity ratio during the loan periods. The syndicated loan was fully repaid in advance in March 2022.
c)
Information about the items that are pledged to others as collaterals for long-term bank loans is provided in Note 36.

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

(a)
The amounts recognized in the statements of financial position are as follows:

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Present value of defined benefit obligations	(959,677)	(759,548)
Fair value of plan assets	456,389	500,333
Net defined benefit liability	(503,288)	(259,215)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

(b)
Movements in net defined benefit liability are as follows:

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

	2022
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(959,677)	456,389	(503,288)
Current services cost	(257)	—	(257)
Interest (expense) income	(6,589)	3,161	(3,428)
	(966,523)	459,550	(506,973)
Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	34,550	34,550
Financial assumption movement effect	73,218	—	73,218
Experience adjustments	114,466	—	114,466
	187,684	34,550	222,234
Pension fund contribution	—	25,524	25,524
Paid pension	19,291	(19,291)	—
December 31	(759,548)	500,333	(259,215)

(c)
The Bank of Taiwan was commissioned to manage the fund of the Company’s defined benefit pension plan in accordance with the fund’s annual investment and utilization plan and the Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund (Article 6: The scope of utilization for the fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings are less than aforementioned rates, government shall make payment for the deficit after being authorized by the authority. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of the fair value of plan asset in accordance with IAS 19 “Employee Benefits” paragraph 142. The composition of fair value of plan assets as of December 31, 2021 and 2022 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

(d)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2021	2022
Discount rate	0.70%	1.50%
Future salary increase	3.50%	3.50%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

The present value of defined benefit obligations is affected by the change in actuarial assumption. The analysis was as follows:

	Discount rate		Future salary increase
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2021
Effect on present value of defined benefit obligations	(28,574)	29,825	28,941	(27,893)
December 31, 2022
Effect on present value of defined benefit obligations	(20,992)	21,860	21,385	(20,651)

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

(e)
Expected contributions to the defined benefit pension plans of the Company for the year ending December 31, 2023 amounts to NT$24,000 thousand.
(f)
As of December 31, 2022, the weighted average duration of that retirement plan is 11.4 years. The analysis of timing of the future pension payment was as follows:

December 31, 2022
NT$000
Within 1 year	32,483
1-2 years	52,470
2-5 years	90,001
5-10 years	168,888
343,842

b)
Defined Contribution Plans
(a)
Effective from July 1, 2005, the Company established a defined contribution pension plan (“New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2020, 2021 and 2022 were NT$184,562 thousand, NT$197,076 thousand and NT$201,606 thousand, respectively.
(b)
According to the defined contribution pension plan stipulated by PRC, ChipMOS Shanghai contributes monthly on amount based on a certain percentage of the local employees’ monthly salaries and wages. The contribution percentage was both 16% for the years ended December 31, 2021 and 2022. The pension of each employee is managed by the government and ChipMOS Shanghai has no further obligations except the monthly contribution. The pension costs under defined contribution pension plan of ChipMOS Shanghai for the years ended December 31, 2020, 2021 and 2022 were nil, NT$209 thousand and NT$380 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

19.
Capital stock
a)
As of December 31, 2022, the Company’s authorized capital was NT$9,700,000 thousand, consisting of 970,000 thousand ordinary shares, and the paid-in capital was NT$7,272,401 thousand with a par value of NT$10 per share, consisting of 727,240 thousand ordinary shares. All proceeds from shares issued have been collected.
b)
As of December 31, 2022, the outstanding ADSs were approximately 4,409,752 units representing 88,195 thousand ordinary shares and each ADS represents 20 ordinary shares of the Company. The major terms and conditions of the ADSs are summarized as follows:
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

c)
The number of the Company’s ordinary shares outstanding as of January 1 and December 31 of 2020, 2021 and 2022 were all 727,240 thousand shares, respectively.
20.
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

	2020
	Share premium	Employee restricted shares	Others	Total
	NT$000	NT$000	NT$000	NT$000
January 1	5,674,242	369,241	7,304	6,050,787
Reclassifications	369,241	(369,241)	—	—
December 31	6,043,483	—	7,304	6,050,787

	2021
	Share premium	Others	Total
	NT$000	NT$000	NT$000
January 1	6,043,483	7,304	6,050,787
Changes in associates accounted for using equity method	—	4,834	4,834
December 31	6,043,483	12,138	6,055,621

	2022
	Share premium	Others	Total
	NT$000	NT$000	NT$000
January 1	6,043,483	12,138	6,055,621
Changes in associates accounted for using equity method	—	152	152
December 31	6,043,483	12,290	6,055,773

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

21.
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
e)
The appropriations of 2019, 2020 and 2021 earnings were resolved in the shareholders’ meeting held on June 9, 2020, July 12, 2021 and May 26, 2022, respectively. The appropriations and dividends per share are as follows:

	2019		2020		2021
	Amount	Cash distribution per share	Amount	Cash distribution per share	Amount	Cash distribution per share
	NT$000	NT$	NT$000	NT$	NT$000	NT$
Legal reserve	258,416		232,611		505,482
Special reserve	19,802		(19,802)		—
Cash dividend	1,309,032	1.80	1,599,928	2.20	3,127,133	4.30

22.
Other equity interest

	2020
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total
	NT$000	NT$000	NT$000
January 1	(89,682)	66,386	(23,296)
Currency translation differences
- The Company	28,352	—	28,352
Evaluation adjustment
- The Company	—	140,199	140,199
- Associates	—	22,925	22,925
Evaluation adjustment related tax
- The Company	—	(34,794)	(34,794)
December 31	(61,330)	194,716	133,386

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

	2021
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total
	NT$000	NT$000	NT$000
January 1	(61,330)	194,716	133,386
Currency translation differences
- The Company	(24,695)	—	(24,695)
Evaluation adjustment
- The Company	—	122,514	122,514
- Associates	—	21,094	21,094
Evaluation adjustment related tax
- The Company	—	(30,459)	(30,459)
December 31	(86,025)	307,865	221,840

	2022
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total
	NT$000	NT$000	NT$000
January 1	(86,025)	307,865	221,840
Currency translation differences
- The Company	68,656	—	68,656
Evaluation adjustment
- The Company	—	(46,419)	(46,419)
- Associates	—	(28,353)	(28,353)
Evaluation adjustment related tax
- The Company	—	12,559	12,559
December 31	(17,369)	245,652	228,283

23.
Revenue

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Revenue from contracts with customers	23,011,381	27,400,035	23,517,064

a)
The Group is primarily engaged in the assembly and testing services of high-integration and high-precision integrated circuits, and recognized revenue based on the progress towards completion of performance obligation during the service period. Information on revenue disaggregation is provided in Note 43.
b)
Contract assets

The Group has recognized the following contract assets in relation to revenue from contracts with customers:

	January 1, 2021	December 31, 2021	December 31, 2022
	NT$000	NT$000	NT$000
Contract assets	389,016	400,255	381,358

c)
The information relating to loss allowance for contract assets is provided in Note 41 a).
d)
All of the service contracts are for periods of one year or less. As permitted under IFRS 15, “Revenue from Contracts with Customers”, the transaction price allocated to these unsatisfied contracts is not disclosed.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

24.
Other income (expenses), net

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Gain on disposal of property, plant and equipment, net	48,070	33,935	74,548
Gain on disposal of scrapped materials	51,077	52,254	35,381
Gain on disposal of items purchased on behalf of others	30,140	21,945	19,107
Gain from lease modifications	—	891	139
Impairment loss on property, plant and equipment	—	(4,843)	(12,721)
Others	6,291	21,405	13,479
	135,578	125,587	129,933

25.
Interest income

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Bank deposits	25,547	8,772	56,612
Financial assets at amortized cost	2,206	1,187	587
Other interest income	25	21	—
	27,778	9,980	57,199

26.
Other income

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Rental income	10,260	17,326	35,848
Grant income	7,668	12,480	21,327
Dividend income	3,229	4,690	9,816
	21,157	34,496	66,991

27.
Other gains and losses

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Foreign exchange (losses) gains, net	(355,255)	(89,152)	448,097
Reimbursement of ADSs service charge	2,101	2,284	2,412
Gain (loss) on valuation of financial assets at fair value through profit or loss	24,015	15,262	(69,404)
Compensation income	—	1,524	174
Others	5,872	4,253	5,288
	(323,267)	(65,829)	386,567

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

28.
Finance costs

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Interest expense
Bank loans	158,720	116,946	138,731
Lease liabilities	13,442	15,245	14,556
Others	—	—	8
Less: Amounts capitalized in qualifying assets	(9,762)	(11,193)	(10,856)
	162,400	120,998	142,439
Finance expense	9,082	10,186	10,840
	171,482	131,184	153,279

29.
Expenses by nature

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Raw materials and supplies used	4,708,493	5,518,145	4,512,527
Employee benefit expenses	6,010,227	6,757,888	6,466,303
Depreciation expenses	4,175,519	4,634,112	4,751,902
Others	4,686,218	5,053,088	4,699,586
	19,580,457	21,963,233	20,430,318

30.
Employee benefit expenses

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Salaries	4,937,591	5,632,219	5,302,234
Directors’ remuneration	28,229	40,164	28,621
Labor and health insurance	396,796	424,901	449,223
Pension	189,489	200,014	205,671
Other personnel expenses	458,122	460,590	480,554
	6,010,227	6,757,888	6,466,303

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
b)
Based on profit distributable as of the end of reporting period, for the years ended December 31, 2020, 2021 and 2022, the employees’ compensation were accrued at NT$332,080 thousand, NT$673,387 thousand and NT$447,303 thousand, respectively; the directors’ remuneration were accrued at NT$16,604 thousand, NT$25,690 thousand and NT$11,182 thousand, respectively.
c)
For the year of 2021, employees’ compensation and directors’ remuneration recognized were consistent with the amounts resolved in the Board of Directors’ meeting.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

31.
Income tax expense
a)
Income tax expense
(a)
Components of income tax expense:

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Current income tax:
Current income tax on profits for the period	636,876	1,109,752	771,378
Income tax on unappropriated retained earnings	105,665	227,467	159,744
Prior year income tax overestimation	(133,923)	(184,284)	(255,935)
Total current income tax	608,618	1,152,935	675,187
Deferred income tax:
Relating to origination and reversal of temporary differences	(14,237)	(54,617)	(87,012)
Income tax expense	594,381	1,098,318	588,175

(b)
The income tax (charge)/credit relating to components of other comprehensive income are as follows:

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	34,794	30,459	(12,559)
Remeasurement of defined benefit obligations	(10,398)	(2,999)	44,447
	24,396	27,460	31,888

b)
Reconciliation of income tax expense and the accounting profit:

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Tax calculated based on profit before tax and statutory tax rate	595,258	1,207,605	804,086
Effects from adjustments based on regulation	26,974	(152,618)	(131,873)
Gain on investment in associates	—	—	11,923
Temporary difference not recognized as deferred tax assets	(4)	—	—
Prior year income tax overestimation	(133,923)	(184,284)	(255,935)
Income tax on unappropriated retained earnings	105,665	227,467	159,744
Effect of different tax rates in countries in which the Group operates	411	148	230
Income tax expense	594,381	1,098,318	588,175

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

c)
The amounts of deferred tax assets or liabilities resulting from temporary differences and investment tax credits are as follows:

	2020
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	12,700	3,263	—	15,963
Property, plant and equipment	38,668	(2,267)	—	36,401
Provisions	5,600	(2,922)	—	2,678
Deferred revenue	27,650	(6,506)	—	21,144
Net defined benefit liability	92,612	(4,089)	10,398	98,921
Unrealized exchange losses	17,296	(7,381)	—	9,915
Others	26	643	—	669
Total	194,552	(19,259)	10,398	185,691
Deferred tax liabilities
Property, plant and equipment	(288,980)	33,496	—	(255,484)
Financial assets at fair value through other comprehensive income	(20,149)	—	(34,794)	(54,943)
Total	(309,129)	33,496	(34,794)	(310,427)
Information presented on statements of financial position:
Deferred tax assets	194,552			185,691
Deferred tax liabilities	(309,129)			(310,427)

	2021
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	15,963	8,354	—	24,317
Property, plant and equipment	36,401	235	—	36,636
Provisions	2,678	171	—	2,849
Deferred revenue	21,144	(6,506)	—	14,638
Net defined benefit liability	98,921	(4,672)	2,999	97,248
Unrealized exchange losses	9,915	(7,754)	—	2,161
Others	669	2,080	—	2,749
Total	185,691	(8,092)	2,999	180,598
Deferred tax liabilities
Property, plant and equipment	(255,484)	62,797	—	(192,687)
Financial assets at fair value through other comprehensive income	(54,943)	—	(30,459)	(85,402)
Others	—	(88)	—	(88)
Total	(310,427)	62,709	(30,459)	(278,177)
Information presented on statements of financial position:
Deferred tax assets	185,691			180,598
Deferred tax liabilities	(310,427)			(278,177)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

	2022
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	24,317	(3,191)	—	21,126
Property, plant and equipment	36,636	2,258	—	38,894
Provisions	2,849	10,010	—	12,859
Deferred revenue	14,638	(6,506)	—	8,132
Net defined benefit liability	97,248	(4,368)	(44,447)	48,433
Unrealized exchange losses	2,161	22,056	—	24,217
Others	2,749	2,876	—	5,625
Total	180,598	23,135	(44,447)	159,286
Deferred tax liabilities
Property, plant and equipment	(192,687)	75,713	—	(116,974)
Financial assets at fair value through other comprehensive income	(85,402)	—	12,559	(72,843)
Gain on investment in associates	—	(11,923)	—	(11,923)
Others	(88)	87	—	(1)
Total	(278,177)	63,877	12,559	(201,741)
Information presented on statements of financial position:
Deferred tax assets	180,598			159,286
Deferred tax liabilities	(278,177)			(201,741)

d)
The amounts of deductible temporary difference that are not recognized as deferred tax assets are as follows:

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Deductible temporary differences	371,133	—

e)
The Company has not recognized taxable temporary differences associated with investments as deferred tax liabilities. As of December 31, 2021 and 2022, the amounts of temporary differences not recognized as deferred tax liability were NT$609,709 thousand and NT$1,080,272 thousand, respectively.
f)
The Company’s income tax returns through 2020 have been assessed and approved by the Tax Authority.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

32.
Earnings per share

	Year ended December 31, 2020
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	2,378,978	727,240	3.27
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		9,668
Profit attributable to equity holders of the Company	2,378,978	736,908	3.23

	Year ended December 31, 2021
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	4,937,267	727,240	6.79
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		15,618
Profit attributable to equity holders of the Company	4,937,267	742,858	6.65

	Year ended December 31, 2022
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	3,439,697	727,240	4.73
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		15,406
Profit attributable to equity holders of the Company	3,439,697	742,646	4.63

33.
Supplementary cash flow information

Partial cash paid for investing activities

Property, plant and equipment

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Purchase of property, plant and equipment	4,133,615	6,552,702	4,918,482
Add: Beginning balance of payable to equipment suppliers	972,770	1,145,359	1,816,555
Less: Ending balance of payable to equipment suppliers	(1,145,359)	(1,816,555)	(1,405,931)
Less: Transfer from other non-current assets	—	—	(629,737)
Cash paid during the year	3,961,026	5,881,506	4,699,369

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

34.
Changes in liabilities from financing activities

	2020
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	9,041,645	1,095	692,951	9,735,691
Changes in cash flow from financing activities	(1,326,857)	575	(84,928)	(1,411,210)
Adjustment of right-of-use assets	—	—	249,030	249,030
Reclassification	—	20,000	—	20,000
Amortization of loan fees	7,581	—	—	7,581
Amortization of interest expense	11,196	—	13,442	24,638
December 31	7,733,565	21,670	870,495	8,625,730

	2021
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	—	7,733,565	21,670	870,495	8,625,730
Changes in cash flow from financing activities	731,751	1,652,332	(45)	(289,668)	2,094,370
Adjustment of right-of-use assets	—	—	—	255,179	255,179
Amortization of loan fees	—	7,646	—	—	7,646
Amortization of interest expense	—	19,822	—	15,245	35,067
December 31	731,751	9,413,365	21,625	851,251	11,017,992

	2022
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	731,751	9,413,365	21,625	851,251	11,017,992
Changes in cash flow from financing activities	(731,751)	4,513,672	(25)	(237,869)	3,544,027
Adjustment of right-of-use assets	—	—	—	292,464	292,464
Amortization of loan fees	—	10,026	—	—	10,026
Amortization of interest expense	—	30,738	—	14,556	45,294
December 31	—	13,967,801	21,600	920,402	14,909,803

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

35.
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

c)
Significant related party transactions

None.

d)
Key management personnel compensation

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Salaries and other short-term employee benefits	186,854	243,405	211,620
Post-employment compensation	4,258	2,156	2,197
	191,112	245,561	213,817

36.
Pledged assets

		Carrying amount
Assets	Purpose	December 31, 2021	December 31, 2022
		NT$000	NT$000
Non-current financial assets at amortized cost	Lease and bank loan	37,539	37,362
Property, plant and equipment, net
- Land	Bank loan	452,738	452,738
- Buildings	Bank loan	4,343,556	5,385,508
- Machinery and equipment	Bank loan	8,245,561	8,204,983
		13,079,394	14,080,591

37.
Significant contingent liabilities and unrecognized contract commitments
a)
A letter of guarantee was issued by the financial institutions to the Customs Administration of the Ministry of Finance for making payment of customs-duty deposits when importing. As of December 31, 2021 and 2022, the amounts guaranteed by the financial institutions were NT$137,700 thousand and NT$135,600 thousand, respectively.
b)
Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Property, plant and equipment, net	2,629,129	1,703,841

38.
Significant disaster loss

None.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

39.
Significant events after the reporting period

None.

40.
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

The liabilities to assets ratio at December 31, 2021 and 2022 were as follows:

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Total liabilities	18,380,369	20,303,685
Total assets	42,522,584	44,942,945
Liabilities to assets ratio	43.22%	45.18%

41.
Financial risk management and fair values of financial instruments
a)
Financial instruments
(a)
Financial instruments by category

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	359,960	128,224
Financial assets at fair value through other comprehensive income
Designation of equity instruments	384,521	338,102
Financial assets at amortized cost
Cash and cash equivalents	5,906,176	9,896,604
Financial assets at amortized cost	66,778	136,093
Notes receivable	1,035	—
Accounts receivable	6,344,246	4,381,563
Other receivables	86,879	131,863
Refundable deposits	21,278	21,771
	13,170,873	15,034,220
Financial liabilities
Financial liabilities at amortized cost
Short-term bank loans	731,751	—
Notes payable	23	132
Accounts payable	1,012,391	560,802
Other payables	4,378,439	3,796,481
Long-term bank loans (including current portion)	9,413,365	13,967,801
Lease liabilities (including current portion)	851,251	920,402
Guarantee deposits	21,625	21,600
	16,408,845	19,267,218

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

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

December 31, 2020, 2021 and 2022

4.
The Group’s businesses involve some non-functional currency operations. The information on assets and liabilities denominated in foreign currencies whose values would be materially affected by the exchange rate fluctuations is as follows:

	December 31, 2021
	Foreign currency	Exchange rate	Carrying amount (NT$000)
(Foreign currency: functional currency)
Financial assets
Monetary items
US$000	188,143	27.6800	5,207,798
JPY000	141,523	0.2405	34,036
RMB000	4,944	4.3440	21,477
Non-monetary items
JPY000	1,598,839	0.2405	384,521
RMB000	827,811	4.3440	3,596,012
Financial liabilities
Monetary items
US$000	53,042	27.6800	1,468,203
JPY000	1,089,668	0.2405	262,005

	December 31, 2022
	Foreign currency	Exchange rate	Carrying amount (NT$000)
(Foreign currency: functional currency)
Financial assets
Monetary items
US$000	208,989	30.7100	6,418,052
JPY000	114,940	0.2324	26,712
RMB000	7,199	4.4080	31,733
Non-monetary items
JPY000	1,454,830	0.2324	338,102
RMB000	927,037	4.4080	4,086,378
Financial liabilities
Monetary items
US$000	11,031	30.7100	338,762
JPY000	1,587,732	0.2324	368,989

5.
The total exchange (losses) gains, including realized and unrealized (losses) gains arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2020, 2021 and 2022, amounted to (NT$355,255) thousand, (NT$89,152) thousand and NT$448,097 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

6.
Analysis of foreign currency market risk arising from significant foreign exchange variations:

	Year ended December 31, 2020
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	250,396	—
JPY000	5%	1,901	—
RMB000	5%	1,497	—
Financial liabilities
Monetary items
US$000	5%	37,608	—
JPY000	5%	21,251	—

	Year ended December 31, 2021
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	260,390	—
JPY000	5%	1,702	—
RMB000	5%	1,074	—
Financial liabilities
Monetary items
US$000	5%	73,410	—
JPY000	5%	13,103	—

	Year ended December 31, 2022
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	320,903	—
JPY000	5%	1,336	—
RMB000	5%	1,587	—
Financial liabilities
Monetary items
US$000	5%	16,938	—
JPY000	5%	18,449	—

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

2.
The Group invests in beneficiary certificates and listed stocks issued by the domestic companies. The prices of equity securities would change due to change of the future value of investee companies. For the years ended December 31, 2020, 2021 and 2022, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Group’s profit before income tax by NT$531 thousand, NT$3,600 thousand and NT$1,282 thousand, respectively.
3.
The Group’s investments in financial instruments comprise foreign unlisted stocks and partnership. The prices of financial instruments would change due to different valuation models and assumptions used. Analysis related to the effect on profit or other comprehensive income if these assumptions change is provided in Note 41 b) (g).

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
4.
For the years ended December 31, 2020, 2021 and 2022, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group’s profit before income tax approximately by NT$78,150 thousand, NT$102,489 thousand and NT$140,561 thousand, respectively, mainly due to the Group’s floating rate on bank loans.
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

6.
The Group referred to the forecastability of business monitoring indicators published by the ROC National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of contract assets, accounts receivable and other receivables. As of December 31, 2021 and 2022 the loss rate methodologies are as follows:

	December 31, 2021
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.030%	0.030%	0.030%
Total carrying amount	400,375	6,346,156	86,895
Loss allowance	(120)	(1,910)	(16)

	December 31, 2022
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.060%	0.060%	0.060%
Total carrying amount	381,587	4,384,232	131,908
Loss allowance	(229)	(2,669)	(45)

7.
Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows:

	2020
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(114)	(1,351)	(18)
Provision for impairment loss	(3)	(269)	—
Reversal of impairment loss	—	—	8
December 31	(117)	(1,620)	(10)

	2021
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(117)	(1,620)	(10)
Provision for impairment loss	(3)	(290)	(6)
December 31	(120)	(1,910)	(16)

	2022
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000
January 1	(120)	(1,910)	(16)
Provision for impairment loss	(109)	(759)	(29)
December 31	(229)	(2,669)	(45)

8.
The Group’s recorded financial assets at amortized cost include time deposits with contract period over 3 months and restricted bank deposits. Because of the low credit risk, expected credit losses for the period are measured through a loss allowance at an amount equal to the 12-month expected credit losses. There is no significant provision for the losses.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

iii)
Liquidity risk
1.
The Group manages and maintains adequate cash and cash equivalents to finance the Group’s operations, and minimize the impact from cash flow fluctuations. The Group also monitors its debt financing plans to ensure it is in compliance with the financial covenants required under its loan agreements.
2.
The primary source of liquidity for the Group is from bank loans. See Notes 15 and 17 for details of the unused credit lines of the Group as of December 31, 2021 and 2022.
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

	December 31, 2021
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Short-term bank loans	733,523	—	—	—	733,523
Long-term bank loans	114,953	2,817,662	4,568,521	2,265,350	9,766,486
Lease liabilities	182,186	119,748	54,113	691,764	1,047,811
Guarantee deposits	—	—	—	21,625	21,625
	1,030,662	2,937,410	4,622,634	2,978,739	11,569,445

	December 31, 2022
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Long-term bank loans	1,699,165	5,675,288	5,354,335	1,914,280	14,643,068
Lease liabilities	174,460	182,767	57,057	704,503	1,118,787
Guarantee deposits	—	—	—	21,600	21,600
	1,873,625	5,858,055	5,411,392	2,640,383	15,783,455

The difference between the floating interest rates and estimated interest rates will affect the non-derivative financial liabilities stated above.

b)
Fair value information
(a)
The different levels of inputs used in valuation techniques to measure fair value of financial and non-financial instruments are defined as follows:

Level 1:

Quoted prices (unadjusted) in active markets for identical assets or liabilities that can be accessed at the measurement date. An active market is a market in which trading for the asset or liability takes place with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Inputs other than quoted prices from Level 1 that are observable information for the asset or liability, either directly or indirectly.
Level 3:	Unobservable inputs for the asset or liability. The fair value of the Group’s investment in equity investment without active market is included in Level 3.
(b)
The carrying amounts of cash and cash equivalents, financial assets at amortized cost, contract assets, notes receivable, accounts receivable, other receivables, refundable deposits, bank loans, notes payable, accounts payable, other payables and guarantee deposits are approximate to their fair values.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

(c)
The related information of financial and non-financial instruments measured at fair value by level based on the nature, characteristics and risks of the assets and liabilities are as follows:
i)
The related information of natures of the assets and liabilities are as follows:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	359,960	—	—	359,960
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	384,521	384,521
	359,960	—	384,521	744,481

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	128,224	—	—	128,224
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	338,102	338,102
	128,224	—	338,102	466,326

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

(d)
The following table shows the movements of Level 3 for the years ended December 31, 2021 and 2022:

	December 31, 2021
	Debt instruments	Equity instruments	Total
	NT$000	NT$000	NT$000
January 1	10,368	262,007	272,375
Gains or losses recognized in profit or loss
Recorded as non-operating expenses	(941)	—	(941)
Gains or losses recognized in other comprehensive income
Recorded as unrealized gain on valuation of financial assets at fair value through other comprehensive income	—	122,514	122,514
Sold in the period	(9,427)	—	(9,427)
December 31	—	384,521	384,521

	December 31, 2022
	Debt instruments	Equity instruments	Total
	NT$000	NT$000	NT$000
January 1	—	384,521	384,521
Gains or losses recognized in other comprehensive income
Recorded as unrealized loss on valuation of financial assets at fair value through other comprehensive income	—	(46,419)	(46,419)
December 31	—	338,102	338,102

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
(f)
The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2021	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
	NT$000
Non-derivative equity instrument:
Foreign unlisted stocks	384,521	Comparable companies	Price to book ratio multiple	3.46	The higher the multiple, the higher the fair value
			Enterprise value to EBITDA multiple	9.43	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

	Fair value as of December 31, 2022	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
	NT$000
Non-derivative equity instrument:
Foreign unlisted stocks	338,102	Comparable companies	Enterprise value to EBITDA multiple	4.82	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

(g)
The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2021
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign unlisted stocks	Price to book ratio multiple	±1%	—	—	46	46
	Enterprise value to EBITDA multiple	±1%	—	—	3,443	3,443
	Discount for lack of marketability	±1%	—	—	4,585	4,585
			—	—	8,074	8,074

			December 31, 2022
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign unlisted stocks	Enterprise value to EBITDA multiple	±1%	—	—	2,876	2,883
	Discount for lack of marketability	±1%	—	—	3,990	4,039
			—	—	6,866	6,922

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

42.
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

	Year ended December 31, 2021
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	5,899,600	7,963,714	8,211,099	5,325,622	—	—	27,400,035
Inter-segment	—	—	—	—	43,808	(43,808)	—
Total revenue	5,899,600	7,963,714	8,211,099	5,325,622	43,808	(43,808)	27,400,035
Operating profit (loss)	1,814,021	857,304	2,336,394	561,642	(6,987)	15	5,562,389
Depreciation expenses	(921,999)	(576,138)	(2,579,150)	(549,020)	(7,805)	—	(4,634,112)
Share of profit (loss) of associates	—	—	—	—	1,211,177	(585,444)	625,733
Interest income	—	—	—	—	9,980	—	9,980
Interest expense	—	—	—	—	(120,998)	—	(120,998)
Purchase of property, plant and equipment	1,841,359	1,553,475	2,748,697	408,751	420	—	6,552,702

	Year ended December 31, 2022
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	5,243,997	6,705,898	7,288,642	4,278,527	—	—	23,517,064
Inter-segment	—	—	—	—	50,600	(50,600)	—
Total revenue	5,243,997	6,705,898	7,288,642	4,278,527	50,600	(50,600)	23,517,064
Operating profit (loss)	1,253,477	(93,585)	1,795,741	268,159	(6,821)	(292)	3,216,679
Depreciation expenses	(1,042,455)	(694,835)	(2,505,297)	(500,863)	(8,452)	—	(4,751,902)
Share of profit (loss) of associates	—	—	—	—	884,555	(430,840)	453,715
Interest income	—	—	—	—	57,199	—	57,199
Interest expense	—	—	—	—	(142,439)	—	(142,439)
Purchase of property, plant and equipment	1,086,682	957,790	2,677,489	196,521	—	—	4,918,482

d)
Reconciliation for segment income (loss)

Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

e)
Information on products and services

	Year ended December 31,
	2020		2021		2022
	NT$000%		NT$000%		NT$000%
Testing	5,002,730	22	5,899,600	22	5,243,997	22
Assembly	6,001,964	26	7,963,714	29	6,705,898	29
LCDD	7,023,003	30	8,211,099	30	7,288,642	31
Bumping	4,983,684	22	5,325,622	19	4,278,527	18
	23,011,381	100	27,400,035	100	23,517,064	100

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

f)
Geographical information

	Year ended December 31,
	2020	2021	2022
	NT$000	NT$000	NT$000
Revenue
ROC	18,341,726	21,608,567	18,671,142
Japan	1,291,026	1,768,460	1,989,805
PRC	1,105,535	1,899,362	1,970,943
Singapore	1,838,394	1,630,733	390,488
Others	434,700	492,913	494,686
	23,011,381	27,400,035	23,517,064

	December 31, 2021	December 31, 2022
	NT$000	NT$000
Non-current assets
ROC	21,506,565	21,677,980
PRC	86	2,291
Others	6,245	576
	21,512,896	21,680,847

g)
Major customer information

The information on the major customers which constituted more than 10% of the Group’s total revenue for the years ended December 31, 2020, 2021 and 2022 is as follows:

	Year ended December 31,
	2020		2021		2022
	Amount	%	Amount	%	Amount	%
	NT$000		NT$000		NT$000
Customers
Customer A	5,088,544	22	5,681,277	21	4,705,064	20
Customer B	2,365,945	10	2,484,611	9	1,868,583	8
Customer K	2,332,914	10	2,519,631	9	1,830,076	8
Customer M	1,674,801	7	2,832,088	10	2,278,645	10

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2020, 2021 and 2022

44.
Financial statements schedule: valuation and qualifying accounts

	January 1	Additions charged to expense or deduction of revenue	Deduction / Write-offs / Reversal	December 31
	NT$000	NT$000	NT$000	NT$000
Year of 2020 :
Allowance for impairment of property, plant and equipment	193,340	—	(11,338)	182,002
Allowance for impairment of obsolescence and decline in market value of inventories	63,498	16,317	—	79,815
Provision for deficiency compensation	1,998	4,358	(2,893)	3,463
Sales for allowance	26,000	21,916	(38,052)	9,864
Year of 2021 :
Allowance for impairment of property, plant and equipment	182,002	4,843	(3,666)	183,179
Allowance for impairment of obsolescence and decline in market value of inventories	79,815	41,771	—	121,586
Provision for deficiency compensation	3,463	11,898	(11,080)	4,281
Sales for allowance	9,864	34,744	(34,759)	9,849
Year of 2022 :
Allowance for impairment of property, plant and equipment	183,179	12,721	(1,433)	194,467
Allowance for impairment of obsolescence and decline in market value of inventories	121,586	—	(15,956)	105,630
Provision for deficiency compensation	4,281	79,827	(57,465)	26,643
Sales for allowance	9,849	94,641	(67,367)	37,123

For movements in loss allowance for contract assets, accounts receivable, and other receivables, please refer to Note 41 a).