Form 20-F
period 2023-12-31
CHIPMOS TECHNOLOGIES INC
filed 2024-04-11
CIK 1123134

As filed with the Securities and Exchange Commission on April 11, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

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

As of December 31, 2023, 727,240,126 Common Shares, par value NT$10 each, were outstanding.

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

EXCHANGE RATES

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in the City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2023, which was NT$30.62 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all.

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

Disruptions in global inflation, interest rate rising, financial markets and trade tensions may occur that causes diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Particularly, the economics uncertainty caused by trade tensions and inflation, which led the weakness of macro-economic environment, will impact the end product market demand. The softness in broader market demand including smart phones, TVs, PC/servers and other consumer products, directly affects the inventory elimination of our customers. The decrease in segment revenue was principally due to the weakness of macro-economic environment, softness in market demand and customer adjustment of inventory levels, all of which led to the decreased utilization rate of our production lines since the second half of 2022 till the first half of 2023.

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

Historically, prices for our assembly and testing services in relation to any given semiconductor tend to decline over the course of its product and technology life cycle. See also “— A decrease in market demand for LCD, OLED, automotive panel and other display panel driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability”. If we cannot reduce the cost of our assembly and testing services, or introduce higher-margin assembly and testing services for new package types, to offset the decrease in average selling prices for our services, our earnings could decrease.

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

A decrease in market demand for LCD, OLED, automotive panel and other display panel driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our assembly and testing services for Display panel driver semiconductors generated revenue of NT$8,211 million, NT$7,289 million and NT$7,822 million (US$255 million) in 2021, 2022 and 2023, respectively. We invested NT$2,749 million, NT$2,677 million and NT$1,757 million (US$57 million) in 2021, 2022 and 2023, respectively, on equipment for chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in assembly and testing services for LCD, OLED, automotive panel and other display panel driver semiconductors. Most of this equipment may not be used for technologies other than COF or COG. The market demand for LCD, OLED, automotive panel and other display panel driver semiconductors increased in 2018 particularly the wafer test for TDDI in the second half of 2020. Then demand went down in second half of 2022 due to customer inventory adjustment for market weakness. However, we observed some rebound sign for OLED, TDDI, and large panel driver IC demand since Lunar New Year holiday 2023 but it is still fluctuation except OLED and automotive panel in 2023. Any significant decrease in demand for these products and our related services would significantly impact our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the depreciation expenses for the equipment used in testing and assembling LCD, OLED, automotive panel and other display panel driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2023, we had approximately NT$14,912 million (US$487 million) outstanding long-term indebtedness. Our long-term indebtedness as of December 31, 2023, represented bank loans with an interest rate from 1.2% to 1.75%. As of December 31, 2023, NT$11,271 million (US$368 million) of our indebtedness was secured by collateral comprised of our assets.

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

We rely on a small group of customers for a substantial portion of our business. In 2023, our top five customers collectively accounted for 61% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to rely on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and materially adversely affect our business and profitability.

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

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 49%, 52% and 50% of our total cost of revenue in 2021, 2022 and 2023, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 19%, 22% and 26% of our total cost of revenue in 2021, 2022 and 2023, respectively. For Display panel driver semiconductor assembly and testing services, our fixed costs represented 59%, 61% and 59% of our total cost of revenue in 2021, 2022 and 2023, respectively. For bumping services, our fixed costs represented 19%, 21% and 19% of our total cost of revenue in 2021, 2022 and 2023, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and testing equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, the long-term assembly and testing services agreements we entered with certain customers may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

The semiconductor testing and assembly business is capital intensive and requires significant investment in expensive equipment manufactured by a limited number of suppliers. The market for semiconductor assembly and testing equipment is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our operations and expansion plans depend on our ability to obtain equipment from a limited number of suppliers in a timely and cost-effective manner. We have no binding supply agreements with any of our suppliers and we acquire our assembly and testing equipment on a purchase order basis, which exposes us to changing market conditions and other significant risks. Semiconductor assembly and testing also requires us to operate sizable facilities. If we are unable to obtain equipment or facilities in a timely manner, we may be unable to fulfill our customers’ orders, which could negatively impact our financial condition and results of operations as well as our growth prospects. Currently, we do not have any long-term service agreements that require our commitment to acquire additional assembly and testing equipment or facilities. We cannot assure you, however, that such commitment will not be made in the future. See “Item 4. Information on the Company—Customers”.

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

We are required to comply with the ROC and US securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), as required by Section 404 of the Sarbanes-Oxley Act of 2002. We carried out an evaluation, under the supervision and with the participation of management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer of the effectiveness of the design and operation of our internal controls over financial reporting as of December 31, 2023, and concluded those internal controls over financial reporting were effective as of that date. See “Item 15. Controls and Procedures” for more information. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest our effectiveness of internal controls over financial reporting or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares or ADSs.

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

Currently, we are nearly 60% of revenue denominated in US dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen and US dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of LCD, OLED, automotive panel and other display panel driver semiconductor, assembly and testing equipment, has been, and is expected to continue to be, denominated in Japanese yen with much of the remainder in US dollars. We also have debt denominated in NT dollars, Japanese yen, and US dollars. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

We may not be successful in our acquisitions, investments, joint ventures and dispositions, and may therefore be unable to implement fully our business strategy.

To implement our business strategy requires us to enter into acquisition, investment, joint venture and disposition transactions. These transactions may not be successful to maintain or grow our business. On December 21, 2023, the Company’s Board of Directors approved its wholly-owned subsidiary, ChipMOS TECHNOLOGIES (BVI) LTD., (“ChipMOS BVI”) to sell its entire 45.0242% equity interests in Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) for a total sale price of RMB 979.3 million in cash. Under the proposed agreement, ChipMOS BVI will sell its entire remaining 45.0242% equity interests in Unimos Shanghai to Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and other local Chinese investment management companies. The equity interest transfer is expected to be completed in the first half of 2024. Please see “Item 5. Operating and Financial Review and Prospects—Recent Acquisition” for additional information.

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD, OLED, automotive panel and other display panel driver semiconductor assembly and testing services, and the competition for such employees in Taiwan is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of February 29, 2024, 22% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

If our security measures are breached and unauthorized access is obtained to our information technology systems, we may lose proprietary data.

Our security measures could be compromised by various factors, including computer hackers, employee errors, and unfavorable actions by suppliers, resulting in unauthorized access to our or our customers’ data, including our intellectual property, other confidential business information, or information technology systems.

Due to the frequent evolution of information technology and hacker techniques, we may be unable to anticipate these methods or implement adequate preventive measures. Any security vulnerability could lead to the disclosure of our trade secrets, confidential customer, supplier, or employee data. This could result in legal liability, damage to our reputation, and other harm to our business.

If our information technology systems succumb to cyberattacks by third parties, our business and operations may be severely interrupted or even shut down, and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected.

Regarding the defense and strengthening of internal and external cybersecurity, we outline as follows:

Internal cybersecurity reinforcement: We've established an Information Security Management Committee dedicated to maintaining and promoting information security. Annual management review meetings are held regularly to review yearly tasks, including project execution, risk assessment, document compliance, education and training, significant information security incidents, key performance indicators in information security, information security attack prevention, internal and external concerns, disaster recovery drills, and the effectiveness report of company-wide phishing drills. Adhering to ISO 27001 principles, we implement various enhancements and improvements in information security. Additionally, we reinforce the Company’s information security through recommendations from the Management Review Committee, continually introducing effective and secure information security protection equipment or mechanisms to enhance information security awareness among all employees and foster professional information security personnel.

External cybersecurity defense: We periodically replace EOS devices, hire consultants for vulnerability scanning, penetration testing, and source code detection. We implement WAF to strengthen application web security, examining internal security through external intelligence collection. In the event of a network attack, although business operations may be interrupted, we strive to ensure data security for post-attack recovery. Should there be a leakage of business secrets or customer data, our commitments to customers and other stakeholders might suffer significant damage, potentially impacting our business performance, financial condition, prospects, and reputation negatively.

Risks Relating to Countries in Which We Conduct Operations

The operations we conduct through our affiliated companies that we do not fully own may be limited by legal duties owed to other shareholders of such companies.

Certain of our operations are conducted through companies that we do not fully own. For example, since March 31, 2017, the Company has owned 45.0242% equity interests of Unimos Shanghai through its wholly-owned subsidiary ChipMOS BVI. We also conduct other activities through our affiliated entities. See also “—Risks Relating to Our Common Shares or ADSs—The Company’s ability to maintain its listing and trading status of common shares on the Taiwan Stock Exchange or ADSs on the Nasdaq Stock Market (“Nasdaq”) is dependent on factors outside of the Company’s control and satisfaction of stock exchange requirements. The Company may not be able to overcome such factors that disrupt its trading status of common shares on the Taiwan Stock Exchange or ADSs on the Nasdaq or satisfy other eligibility requirements that may be required of it in the future” and “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions”.

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

Any future outbreak of contagious diseases, such as avian influenza virus subtypes H5N1, H9N2 and H7N9 and swine influenza virus subtypes H1N1 and H3N2, New Influenza A or more commonly known as the “bird flu” and “swine flu”, Severe Acute Respiratory Syndrome (“SARS”), Middle East respiratory syndrome coronavirus (“MERS-CoV”), or COVID-19, for which there is inadequate treatment or no known cure or vaccine, may potentially result in a quarantine of infected employees and related persons, or even significant governmental measures being implemented to control the spread, including, among others, restrictions on travel, manufacturing and the movement of employees in many regions of the world. The occurrence could adversely affect our operations at one or more of our facilities or the operations of our customers or suppliers.

We cannot predict the impact that any further future outbreak of the aforementioned viruses or other diseases could have on our business and results of operations. If any of our employees is suspected of having contracted any contagious disease, we may, under certain circumstances, be required to quarantine such employees and the affected areas of our premises, or adhere to governmental measures to control the spread. As a result, we may have to suspend part or all of our operations temporarily, or may experience delays in product development, a decreased ability to support our customers, and overall lack of productivity. Our customers may also experience closures of their manufacturing facilities or inability to obtain other components, either of which could negatively impact demand for our solutions. In addition, any future outbreak may restrict the level of economic activity in affected regions, which may also adversely affect our businesses. As a result, there is no assurance that any future outbreak of contagious diseases would not have a material adverse effect on our business, financial condition and results of operations.

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

In 2024, the pro-independence Democratic Progressive Party (“DPP”) won Taiwan’s Presidential Election. The President-Elect, Lai Ching-te, stressed that he would maintain the status quo with the PRC. However, the PRC continues to ramp up pressures through various means on the DPP administration for their refusal to accept the “One China” principle. It is uncertain how these different measures may affect our financial condition and results of operations, and there is no assurance that any future measures imposed by the PRC or ROC would not adversely affect our financial condition or results of operations.

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

Further, changes in PRC’s economic, political or social conditions or government policies could adversely impact our business and operations. Some of the governmental measures implemented by the Chinese government may help China achieve its carbon peaking and neutrality goals as well as energy and climate goals, but may have a negative effect on us or our suppliers or customers in China. For example, China has implemented the dual-control policy on energy consumption and intensity to reduce energy intensity and to limit total energy consumption and to accelerate the elimination of outdated and inefficient excess production capacity. Despite a policy tool implemented in 2016, on June 3 and August 12, 2021, the National Development and Reform Commission issued the quarterly reviews of the target achievement for the first time, with progress alerts upon provinces. On September 16, 2021, the policymaker released “The Scheme to Refine Dual-Control of Energy Intensity and Total Energy Consumption”, which clarified the overall arrangement, working principles, as well as tasks and measures of the dual control system, and drew a roadmap for the development of the dual control system. Just days after that, some provinces with “progress alerts” started to employ power rationing and production curbs. From 2022, the severe situation of dual-control of energy consumption and intensity has been mitigated to some extent. For example, on February 18, 2022, the National Development and Reform Commission, the Ministry of Industry and Information Technology, the Ministry of Finance, and other Departments issued the Notice on Several Policies for Promoting the Steady Growth of Industrial Economy, requiring the people’s government to optimize the assessment frequency of total energy consumption control policies, to carry out overall assessment of energy intensity targets in the 14th Five-Year Plan period, and to avoid restricting enterprises' normal energy use due to the reason to achieve the targets of the energy consumption intensity. Further, on March 5, 2022, the Chinese Premier Li, Keqiang delivered the 2022 Government Work Report at the fifth session of the 13th National People’s Congress, emphasizing again that the targets of the energy consumption intensity in the 14th Five-Year Plan period should be assessed as a whole with appropriate flexibility, and further proposing to promote the transformation from the dual control of energy consumption and intensity to the dual control of total carbon emissions and intensity and to accelerate the formation of an incentive and restraint mechanism for reducing pollution and carbon. As a result, the impact of the dual control of energy consumption and intensity on the economy and the normal production and operation of enterprises might be less compared to prior years. Nevertheless, under the existence of dual-control policy of energy consumption and intensity, our suppliers or customers in China may be adversely affected. Consequently, our businesses, financial condition and results of operations may be materially and adversely affected.

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

The Company became listed and commenced trading its common shares on the main board of Taiwan Stock Exchange (“TWSE”) on April 11, 2014 and its ADSs on the Nasdaq on November 1, 2016. For a TWSE-listed and Nasdaq-listed company to continue trading on the main board of TWSE and Nasdaq depends in part on market conditions and other factors that may not within the control of the Company. For these reasons there can be no assurance that the Company’s shares will continue to be listed or traded on the TWSE or ADSs will continue to be listed or traded on the Nasdaq.

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

The Company was listed and commenced trading of common shares on the main board of TWSE on April 11, 2014. See “—Risks Relating to Our Common Shares or ADSs—The Company’s ability to maintain its listing and trading status of common shares on the Taiwan Stock Exchange or ADSs on the Nasdaq is dependent on factors outside of the Company’s control and satisfaction of stock exchange requirements. The Company may not be able to overcome such factors that disrupt its trading status of common shares on the Taiwan Stock Exchange or ADSs on the Nasdaq or satisfy other eligibility requirements that may be required of it in the future” for additional information on the Company’s listing on the main board of TWSE. We plan to issue, from time to time, additional shares in connection with employee compensation and to finance possible future capital expenditures, investments or acquisitions. The issuance of additional shares may have a dilutive effect on other shareholders and may cause the price of our common shares or ADSs to decrease.

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

Pursuant to Mainland investors regulations, only qualified domestic institutional investors (the “QDIIs”, each a “QDII”) or persons that have otherwise obtained the approval from the Ministry of Economic Affairs, ROC (the “MOEA”) and registered with the TWSE are permitted to withdraw and hold our shares from a depositary receipt facility. In order to hold our shares, such QDIIs are required to appoint an agent and custodian as required by the Mainland investors regulations. If the aggregate amount of our shares held by any QDII or shares received by any QDII upon a single withdrawal accounts for 10.0% of our total issued and outstanding shares, such QDII must obtain the prior approval from the MOEA. We cannot assure you that such approval would be granted.

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

Under the current ROC law, the depositary may, even without obtaining approvals from the Central Bank of the Republic of China (Taiwan) or any other governmental authority or agency of the ROC, convert NT dollars into other currencies, including US dollars, for:

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

Item 4. Information on the Company

Overview of the Company

We are one of the leading independent providers of semiconductor assembly and testing services. Specifically, we are one of the leading independent providers of testing and assembly services for LCD, OLED, automotive panel and other display panel driver semiconductors and advanced memory and logic/mixed-signal products in Taiwan. The depth of our engineering expertise and the breadth of our assembly and testing technologies enable us to provide our customers with advanced and comprehensive assembly and testing services. In addition, our geographic presence in Taiwan is attractive to customers wishing to take advantage of the logistical and cost efficiencies stemming from our close proximity to foundries and producers of consumer electronic products in Taiwan. Our production facilities are located in Hsinchu and Tainan, Taiwan.

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

Note:

(1)
Under IFRS 10, “Consolidated Financial Statements”, we are required to consolidate the financial results of any subsidiaries in which we hold a controlling interest or voting interest in excess of 50% or we have the power to direct or cause the direction of the management and policies, notwithstanding the lack of majority ownership. Since 2020, we have consolidated the financial results of ChipMOS U.S.A., Inc. (“ChipMOS USA”), ChipMOS BVI, and ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”), a wholly-owned subsidiary of ChipMOS BVI.

Agreements with Tsinghua Unigroup Ltd.

On November 30, 2016, the Equity Interest Transfer Agreements among ChipMOS BVI, a wholly-owned subsidiary of the Company, and some strategic investors which including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, were executed. Pursuant to the Equity Interest Transfer Agreements, ChipMOS BVI would sell 54.98% equity interests of its wholly-owned subsidiary, Unimos Shanghai, to the strategic investors, and Unigroup Guowei would hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, would own approximately 6.98% equity interest of Unimos Shanghai. The transaction was completed in March 2017. Unimos Shanghai is no longer the subsidiary of the Company following the completion of equity interest transfer. Also pursuant to the agreement, ChipMOS BVI and the strategic investors agreed to further invest RMB 1,074 million into Unimos Shanghai. The further investment was completed in two tranches, one in July 2017 at RMB 687 million and one in February 2018 at RMB 387 million. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after completed transaction. On May 11, 2020, one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory Technologies Co., Ltd. (“Yangtze Memory”), which holds 50.94% equity interests of Unimos Shanghai after completed transaction. On July 24, 2023, Yangtze Memory sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory Technologies Holding Co., Ltd., (“Yangtze Memory Holding”), which holds 50.94% equity interests of Unimos Shanghai after completed transaction.

Agreements with Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.)

On December 21, 2023, the Company’s Board of Directors approved its wholly-owned subsidiary, ChipMOS BVI to sell its entire 45.0242% equity interests in Unimos Shanghai for a total sale price of RMB 979.3 million in cash. Under the proposed agreement, ChipMOS BVI will sell its entire remaining 45.0242% equity interests in Unimos Shanghai to Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and other local Chinese investment management companies. The equity interest transfer is expected to be completed in the first half of 2024. For additional information on the transaction, see “Item 5. Operating and Financial Review and Prospects—Recent Acquisition”.

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

Industry Background

We provide a broad range of back-end assembly and testing services. Testing services include engineering test, wafer probing and final test of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe- and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. In addition, we provide gold bumping, reel to reel assembly and testing services for LCD, OLED, automotive panel and other display panel driver semiconductors by employing COF and COG technologies.

Semiconductors tested and assembled by us are used in personal computers, graphics applications such as game consoles, communications equipment, mobile products, such as cellular handsets, tablets, consumer electronic products, automotive/industry and display applications such as display panels. In 2023, 20.6% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 21.7% from assembly services for memory and logic/mixed-signal semiconductors, 36.6% from Display panel driver semiconductor assembly and testing services and 21.1% from bumping services for semiconductors, respectively.

In additional, stable long-term demand and high margin are basic characters of automotive application. More semiconductor chips and display panel are consumed with the trend of popularization of automotive panels and Electric Vehicle (EV) could benefit our margin and increase our earnings.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers, for which semiconductors are critical components. The overall semiconductor industry supply chain inventory level increases and end-demand rapidly decrease influenced by geopolitics and global inflationary pressures in the second half of 2022. These macro headwinds impacted end-demand since second half of 2022. In 2023, there are some ongoing fluctuations in our markets that impacted our end results.

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

LCD, OLED, automotive panel and Other Display panel Driver Semiconductor Market

Display panels are used in applications such as desktop monitors, notebooks, tables, television sets, cellular handsets and digital cameras. The end-user demand for LCD, OLED, automotive panel and other display panel driver semiconductors tends to very over time. The soft demand of TVs impacted our utilization level of COF assembly. Regarding the small panel application, an integrated driver IC solution, TDDI, which became main stream of smart phone panel since 2021. OLED and automotive panel DDIC growth in the second half of 2022. Also, as more and more displays are installed in cars and EV, more driver IC grew for automotive application in 2023.

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

Our Strategy

Our goal is to reinforce our position as a leading independent provider of semiconductor assembly and testing services, concentrating principally on memory, logic/mixed-signal and LCD, OLED, automotive panel and other display panel driver semiconductors. The principal components of our business strategy are set forth below.

Focus on Providing Our Services to Potential Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced assembly and testing services for potential growth segments of the semiconductor industry, such as memory, logic/mixed-signal, MEMS, LCD, OLED, automotive panel and other display panel driver semiconductors and bumping services. We believe that our investments in equipment and research and development in some of these areas allow us to offer a service differentiated from that of our competition. In order to benefit from the expected resumption of growth in these segments, we intend to continue to invest in capacity to meet the assembly and testing requirements of these key semiconductor market segments.

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

In 2023, we focus our research and development efforts in the following areas:

•
New Cu pillar structure of tall bump height 100um development.
•
New structure of 2P2M Cu Pillar process.
•
High-density (>4000 Chs) multilayer COF bonding packaging technology services.
•
The next-generation Micro LED driver IC packaging process in high-resolution panels.
•
High density FC assembly for high-speed chip of Server.
•
High thermal conductivity compound application for UFS thermal enhancement.

In 2023, we spent approximately 5.1% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of February 29, 2024, our research and development team comprised 698 employees.

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

We are able to offer vertically integrated services for a broad range of products, including memory, logic/mixed-signal and LCD, OLED, automotive panel and other display panel driver semiconductors. These services offerings include complementary technologies, products and services as well as additional capacity. We believe that these will continue to enhance our own development and expansion efforts into new and potential growth markets. We intend to establish new alliances with leading companies and, if suitable opportunities arise, engage in merger and acquisition activities that will further expand the services we can provide.

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

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2021	2022	2023
Testing	21.5%	22.3%	20.6%
Assembly	29.1%	28.5%	21.7%
Display panel driver semiconductor assembly and testing	30.0%	31.0%	36.6%
Bumping	19.4%	18.2%	21.1%
Total revenue	100.0%	100.0%	100.0%

Memory and Logic/Mixed-Signal Semiconductors

Testing

We provide testing services for memory and logic/mixed-signal semiconductors:

Memory. We provide testing services for huge amount of varieties of memory semiconductors, such as SRAM, DRAM and Flash memory. To speed up the time-consuming process of memory product testing, we provide parallel test, which includes the completion of a tested wafer in one touchdown (up to 3,000 plus DUTs testing simultaneously). Wafer type includes Aluminum PAD, RDL PAD, Cu Pillar, WLCSP and prober test temperature between -55°~150° and provide 30MHz ~ 143 MHz test speed for DRAM product, 50MHz ~ 400 MHz test speed for FLASH product. The memory semiconductors we tested were applying primarily in desktop computers, laptop, tablet computers, handheld consumer electronic, devices and wireless communication devices.

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

Wafer Probing. Wafer probing is a processing stage proceeding to the assembly of semiconductors and which involves visual inspection and electrical testing to ensure the processed wafers meets our customers’ specifications. Tests are conducted using specialized equipment with software customized for each application in different temperature conditions ranging from -55 degrees Celsius to 150 degrees Celsius. Wafer probing employs sophisticated design and manufacturing technologies to connect the terminals of each chip for testing. Defect chips are marked on the surface or memorized in an electronic file, known as a mapping file, to the following facilitate subsequent process.

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

Final Testing. Assembled semiconductors are tested to ensure that the devices meet performance specifications. Tests are conducted using specialized equipment with software customized for each application in different temperature conditions ranging from -55 degrees Celsius to 125 degrees Celsius.

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

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	24-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebooks, wireless systems

Fine-Pitch BGA	54-126	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebooks, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	48-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebooks, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	8-52	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	48-153	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebooks, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	24-345	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebooks, global positioning systems

FC Chip-scale Package (FC CSP)	16-872	Better IC protection and solder joint reliability compared to direct chip attach (DCA) and chip on board (COB)	Memory, logic, microprocessor, application processor (AP), baseband (BB), solid state device, radio frequency (RF)

Multi-Chip Hybrid Package (FC+WB)	153-345	Designed for assembly of two or more memory chips or combinations of memory and logic chips in one BGA package with both of flip chip and wire bonding	Embedded Multi Media Card (eMMC), Universal Flash Storage (UFS), and BGA SSD

Package	Connections	Description	End-User Applications
Chip on Wafer (CoW)	5-30	Integrated two different functional chips to a closer form into a compact package. Low-cost solution compared to through-silicon via (TSV)	Integrated MEMS

Land Grid Array (LGA) for FPS (Finger Print Sensor)	20-52	Very thin clearance (50um) between chip & compound hard color coating with scratch resistance for protection and appearance matching of mobile devices	Security protection for mobile devices, home, notebooks, etc.

Wafer Level Chip Scale Package (WLCSP)	6-125	WLCSP package size is almost the same as die size. Simple assembly process flow, low cost. Small package suitable to apply on hand-held 3C electronic products	Electronic Compass, audio converter, nor flash product, power control, sensor magnetometer, MEMS magnetometer, CMOS Image Sensor controller, Laser diode driver, power manager IC (PMIC)

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

COF package has been using for large-size and high-resolution panel display, especially on TFT-LCD and OLED TV set and NB as well. In recent years, there has been an observable trend with which the average inner lead pitch of COF package went down to 23um with more than 80% of market demand. High thermal dissipation packaging technology is available for mass production. And dual IC with high thermal dissipation COF packaging technology is ready for 8K TV market. 18um/16um inner lead pitch 2-metal layer COF package is in development for coming AR/VR gear requirement. And we can test display driver semiconductors with frequency up to 6.5Gbps to fulfill high speed data rate requirement. For automotive application, low temperature COF package testing technology is developed.

The following diagram presents the basic components of 1-metal layer COF and 2-metal layer COF:

The COF process involves the following steps:

Chip Probing	Screen out the defect chips which fail to meet the device spec.

Wafer Lapping/Polish Laser Marking Laser Grooving

Wafers are grounded or with polish to their required thickness.

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

Based on the major product portfolio (judged by internal metal composition), we provide:

•
Gold Family (Au bump, Au metal composite bump and Au RDL)

Gold bumping technology, which is in high demand for LCD driver ICs. In 2021, we increased gold bumping wafer shipments resulting from demand for of high refresh rate panel, 5G mobile, gaming monitor, 8K display and automotive infotainment applications. In 2022, ChipMOS also developed VR/AR wearable devices for some new application opportunities, including metaverse. Meanwhile, medical, automotive and integration TDDI products are still our main business goal. In 2023, gold bumping development momentum will be emphasized on new products from OLED display penetration rate of smartphone, another focused business is that automotive category products continue to expand. In 2024, Display driver ICs conventional gold plating technology is matured and face severe competitiveness pressure from competitors. The major cost among all process is gold, extremely high cost structure ratio and gold price is no sign to downward trend. It’s good opportunity to deploy Ag-Alloys bumps technology. We aim to introduce silver bump to the market.

•
RDL technology

As high speed, high performance and high accuracy requirement, many electronic devices need the capability of transferring higher current. By using Re-distribution layer (RDL) technology which can relocate to the PKG wire bonding position where necessary. ChipMOS can provide several electroplating metal thickness based on customer design request, including 2P1M, 2P2M and 3P2M structures. The min. Line/space of RDL could be 5/5um that makes integration of MCP and SIP achievable. For electric property requirement, thicker thickness structure is also available, that enables total thickness to 25um. In 2024, we will deliver new Silver-Alloys electroplating RDL technology which transmits signals and performs better electrical property. We aim to replace conventional Cu/Ni/Au process with several advantages due to Silver is characterized with highly conductive, stretchable properties. Main advantages: The highest electrical conductivity, the highest thermal conductivity and proven good solderability/metal connector in semiconductor field.

•
Cu/Solder Family (WLCSP, Lead free solder plating and Cu Pillar)

We believe that consumer electronics are driving the application growth of these processes. From small wearable gadgets, NOR flash applications, power devices to emerging AIoT/AI development are all included. We expanded our bumping factory line capacity toward the consumer market and we expect this to continue to deliver good performance. Through 12” WLCSP process for NOR flash to provide a thinner and smallest chip size for TWS (True Wireless Stereo) application is a success case recently. Now, Copper pillar and flip chip solution is another packaging solution for this application. Fine pitch Copper pillar is an effective way to increase interconnection densities. The typical Copper pillar height is 50~70 um, further development is micro bump, which advances Copper pillar pitch and size to 45/25 um. Copper pillar size and height. Copper pillar also offers advantages with respect to better electrical and thermal conductivity, as well as increasing electromigration resistance and current carrying capability. We are developing taller bump height up to 110um for power devices and adding it into mass production portfolio in the third quarter of 2023. In 2024, the structure portfolio will involve 3P3M WLCSP, 1P2M metal first, 1P2M PI first with followed 2 layer metals. As for new material, we deliver new solder ball SACQ and high curable polymer HD4100 development for new WLCSP projects. Also implement HD4100 to NPI for many clients assignment. In WLCSP backend, we take efforts to non-backside coating requirement for customer to cost reduction.

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

The number of our customers as of February 28 of 2022, 2023 and February 29, 2024, respectively, was 72, 73 and 67. Our top 15 customers in terms of revenue in 2023 were (in alphabetical order):

Asahi Kasei Microdevices Corporation

Chipone Technology (Beijing) Co., Ltd.

Cypress Semiconductor Corporation

Elite Semiconductor Microelectronics Technology Inc.

GigaDevice Semiconductor (HK) Limited

Himax Technologies, Inc.

ILI Technology Corporation

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

Micron Technology, Inc.

Novatek Microelectronics Corp.

OmniVision Touch and Display Technologies Pte. Ltd.

Phison Electronics Corp.

Raydium Semiconductor Corporation

Winbond Electronics Corporation

In 2021, our top three customers accounted for approximately 21%, 10% and 9% of our revenue, respectively. In 2022, our top three customers accounted for approximately 20%, 10% and 9% of our revenue, respectively. In 2023, our top three customers accounted for approximately 25%, 13% and 9% of our revenue, respectively.

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

	Year ended December 31,
	2021	2022	2023
Taiwan	79%	79%	81%
Japan	6%	9%	6%
PRC	7%	8%	8%
Singapore	6%	2%	3%
Others	2%	2%	2%
Total	100%	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, the United States and Mainland China. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Singapore, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD, OLED, automotive panel and other display panel driver semiconductors in Japan, Korea, Taiwan, Hong Kong and Mainland China. As of February 29, 2024, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 32 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2021, 2022 and 2023, we spent approximately NT$1,139 million, or 4.2%, NT$1,159 million, or 4.9% and NT$1,093 million (US$36 million), or 5.1%, respectively, of our revenue on research and development.

Our research and development efforts have been focused primarily on new technology instruction, improving efficiency and production yields of our testing, assembly and bumping services. From time to time, we jointly develop new technologies with local and international equipment and material manufacturing company to enhance the competitiveness. In testing area, our research and development efforts focused particularly on high speed probing, fine pitch probing capability and wafer level burn-in technology. Our projects include:

•
Ramped up high frequency testing capability of LCD, OLED, automotive panel and other display panel driver semiconductors;
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
•
3P/3M Cu pillar bumping for 300mm wafers high pin count products;
•
Fine pitch copper pillar process for micro bump structure;
•
Thicker Cu/Ni/Au RDL and 100im tall Cu pillar for PMIC application;
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

As of February 29, 2024 we employed 698 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

As of February 29, 2024, we employed 51 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor assembly and test processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

In addition to the quality management system, we also earned the 1998 QC Group Award from The Chinese Society of Quality, which is equivalent to the similar award from the American Society of Quality and certified ISO17025 in 2000. In 2003, ChipMOS passed SONY Green Partner (Tier 2) certification through its ProMOS channel, and in 2009, ChipMOS obtained SONY Green Partner (Tier 1) certification due to its direct business relationship with SONY. The Sony certificates will continue to be maintained uninterrupted until now. Our laboratories have also been awarded Chinese National Laboratory accreditation under the categories of reliability test, electricity and temperature calibration.

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
•
Atomic absorption spectrometer (AA), inductively coupled plasma optical emission spectrometer (ICP-OES) and automatic potentiometric titrator (AP), UV-Visible Spectrophotometer (UV-VIS), Cyclic Voltammetric Stripping (CVS) and Ultra Performance Liquid Chromatography (UPLC) for chemical analysis

In addition, to enhance our performance and our research and development capabilities, we also installed a series of high-cost equipment, such as temperature humidity bias testers, low temperature storage-life testers and highly accelerated stress testers. We believe that many of our competitors do not own this equipment.

As a result of our ongoing focus on quality, in 2023, we achieved monthly assembly yields of an average of 99.93% for our memory and logic/mixed-signal assembly packages, 99.98% for our COF packages, 99.96% for our COG packages and 99.96% for our bumping products (including gold bump, RDL and WLCSP). The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to lead frames or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD, OLED, automotive panel and other display panel driver semiconductor assembly and testing process include gold, carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 20%, 19% and 19% of our revenue in 2021, 2022 and 2023, respectively.

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

In assembly services, we compete primarily on the basis of:

•
production yield;
•
production cycle time;
•
process technology, including our COF technology for LCD, OLED, automotive panel and other display panel driver semiconductor assembly services;
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

Intellectual Property

As of February 29, 2024, we held 296 patents in Taiwan,94 patents in the United States, 160 patents in Mainland China, 1 patent in the United Kingdom and 2 patents in Korea and Japan, respectively, relating to various semiconductor assembly and testing technologies. These patents will expire at various dates through to 2042. As of February 29, 2024, we also had a total of 28 pending patent applications in Taiwan, and 73 in Mainland China. In addition, we have registered “ChipMOS” and its logo as trademarks in Taiwan, the United States, Mainland China, Singapore, Hong Kong, Korea, Japan, the United Kingdom and the European Community.

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

All of our facilities in Taiwan have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the ISO 45001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei, Hukou, Hsinchu Industrial Park and Southern Taiwan Science Park have won numerous awards including “Green Factory Label” from 2013 to 2023, “Enterprises Environmental Protection Gold Grade Award” in 2018 and 2019, “Occupational Safety and Health Excellent Award” in 2016, 2017, 2021, 2022 and 2023, “Green Building Label” in 2014 and 2017 up to now. We are also certified the “Health Promotion Awards” from 2012 to 2024. We continue to encourage our employees to participate in community environmental campaigns and better environmental friendly practices.

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

Besides depleting the Earth of her resources, energy consumption also generates carbon dioxide, leading to greenhouse effects. Hence, effective energy use will help to mitigate impacts on the environment. Due to the nature of the technology industry, ChipMOS is classified as one of the major electricity consumers per regulations from the Energy Administration, MOEA. Upholding our principle of treasuring energy consumption, we began to systematically initiate energy conservation actions in 2012. We continue to introduce various energy efficient technologies and facilities, and on top of Tainan fab’s voluntary introduction of ISO 50001 Energy Management System in 2014, Hsinchu fab also achieved the ISO 50001 Energy Management System certification in 2017. We actively promoted the use of renewable energy sources in 2020 and built solar power generation facilities to continuously increase the consumption ratio of renewable energies.

Environmental, Social and Governance (“ESG”) Initiatives and Sustainable Development Goals (“SDGs”) Linkings

ChipMOS adheres to the mission of “Acting with Integrity, Strengthening Environmental Protection, and Care for the Disadvantaged” and has formulated the “Sustainable Development Principles” and “Corporate Sustainability Policy”, which are adopted by the Board of Directors as the highest principle for the Company to promote sustainable development.

ChipMOS ESG Committee is the highest sustainability management organization within the organization. The Chairman & President serves as the Chairperson and the lead executive, and regularly report to the Board of Directors on the status and results of sustainability project implementations. According to the professional division of labor and the sustainability issues, the ESG Committee is divided into three groups: “Corporate Governance”, “Environmental Protection” and “Social and Employee Care”. The top managers of each unit are the main members, responsible for coordinating and promoting sustainability development goals. The ESG Committee meets regularly every year to jointly review the promotion of goals and discuss sustainability related plans.

ChipMOS formulates sustainability vision by integrating sustainability policy, organizational vision, and core missions, and inspects the vision’s link to the United Nations’ SDGs. In accordance with the Company’s ESG development direction and ChipMOS Material Topics, ChipMOS focuses on 10 major SDGs (SDG 3, SDG 4, SDG 6, SDG 7, SDG 8, SDG 11, SDG 12, SDG 13, SDG 16, SDG 17) to respond and set measurable and timely internal management objectives.

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

Green Production and Green Manufacturing

Global warming and climate change have become phenomenon that enterprises around the world need to address. ChipMOS continues to follow the Paris Agreement and strives to increase the use of renewable energy and improve the efficiency of energy use on the basis of strengthening adaptation to climate change, so as to reducing greenhouse gases and controlling global temperature rise, on top of enhancing adaptability to climate change. ChipMOS is committed to building solar power generation system up to 10% of the contracted power generation in 2024, planning various energy saving goals and achieve a company-wide energy saving rate more than 1%, and implementing products’ Carbon and Water Footprint and Material Flow Cost Accounting and more. Through reducing consumption and carbon emissions, we hope to reduce the impacts on the environment. At the same time, we also continue to educate employees to enhance their awareness for environmental protection. These efforts have also been extended to our suppliers and stakeholders as we hope to work collectively to become a low-carbon, energy-saving, and green enterprise.

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

Social Inclusion and Local Community Partnership

With the two major visions, namely “Environmental Sustainability” and “Public Welfare Practice”, ChipMOS has developed four major development aspects, including “Environment-Friendly”, “Community Feedback”, “Care for the disadvantaged” and “Talent Cultivation”, linking the 17 UN SDGs, while focusing on three SDGs (SDG 3, SDG 4 and SDG 11).

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

Fulfillment of public welfare

ChipMOS insists to the philosophy of “taking from the society and using it for the society”, by connecting various internal and external resources, the prioritized focus are “cares for the disadvantaged” and “cultivation of young talents” for the public welfare practice, with active collaborations with local communities, schools and social welfare organizations. It is hoped to exert the full forces as a corporate, and invite ChipMOS employees to jointly support the public welfare activities, and extend the influence of public welfare to all corners of Taiwanese society through more diverse methods, for achieving common prosperity of the society, and implementing the spirit of corporate social citizen.

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

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for the Company is approximately NT$128,389 million.

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

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of February 29, 2024.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	38,166	10 steppers 19 sputters 331 testers
Hsinchu Industrial Park	Testing	25,864	112 testers 27 burn-in ovens
Hsinchu Science Park	Testing	31,168	188 testers 53 burn-in ovens
Southern Taiwan Science Park	Assembly/Testing	173,129	948 wire bonders 113 inner-lead bonders 691 testers

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Test equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors test business. Upon the acquisition of new test equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the test equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of February 29, 2024, we operated 631 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturers Advantest Corporation.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of February 29, 2024, we operated 948 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, stealth dicing, die separator, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Assembly and Testing of LCD, OLED, automotive panel and Other Display Panel Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp. As of February 29, 2024, we operated 10 steppers and 19 sputters for gold bumping, 113 inner-lead bonders for assembly and 691 testers for LCD, OLED, automotive panel and other display panel driver semiconductors. We are currently in the process of purchasing additional test equipment. The test equipment can be used for the COF and COG processes, while the inner-lead bonders are only used in the COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the COF processes.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We are a company limited by shares, incorporated in ROC on July 28, 1997. We provide a broad range of back-end assembly and testing services. Testing services include wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. We also offer WLCSP products and turn-key flip chip assembly and testing services using variety of leadframe and organic substrate carries. In addition, we provide gold bumping, reel to reel assembly and testing services for LCD, OLED, automotive panel and other display panel driver semiconductors by employing COF and COG technologies. Our copper bumping technology supports non-driver type of products, such as RDL, copper pillar, WLCSP etc. In 2023, our consolidated revenue was NT$21,356 million (US$698 million) and our profit for the year attributable to equity holders of the Company was NT$1,968 million (US$64 million).

The Company listed and commenced trading on the main board of TWSE on April 11, 2014. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Common Shares or ADSs—The Company’s ability to maintain its listing and trading status of common shares on the Taiwan Stock Exchange or ADSs on the Nasdaq is dependent on factors outside of the Company’s control and satisfaction of stock exchange requirements. The Company may not be able to overcome such factors that disrupt its trading status of common shares on the Taiwan Stock Exchange or ADSs on the Nasdaq or satisfy other eligibility requirements that may be required of it in the future” for additional information.

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

On November 30, 2016, the Company and Unigroup Guowei executed the Equity Interest Transfer Agreement. Under the agreement, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, will own 6.98% equity interest of Unimos Shanghai. In March 2017, ChipMOS BVI completed the sale of 54.98% equity interests of Unimos Shanghai to Unigroup Guowei and other strategic investors. Unimos Shanghai was no longer the subsidiary of ChipMOS BVI. On June 30, 2017, we completed the first stage capital injection of Unimos Shanghai, and on January 19, 2018, completed the second stage capital injection of Unimos Shanghai. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after the transaction completed. On May 11, 2020, one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50.94% equity interests of Unimos Shanghai after completed transaction. On July 24, 2023, Yangtze Memory sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory Holding, which holds 50.94% equity interests of Unimos Shanghai after completed transaction. See “Item 4. Information on the Company—Our Structure and History” for more details.

We conduct testing operations in our facilities at the Hsinchu Science Park, the Hsinchu Industrial Park and Chupei, gold bumping and wafer testing in our facility at Chupei, and assembly and testing operations in our facility at the Southern Taiwan Science Park. We also conduct operations in Mainland China through Unimos Shanghai, operates an assembly and testing facility at the Qingpu Industrial Zone in Shanghai. On December 21, 2023, we entered into an agreement to sell the entire remaining 45.0242% equity interests in Unimos Shanghai to the local Chinese investment management companies. The equity interest transfer is expected to be completed in the first half of 2024.

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

The current generation of advanced testers typically cost between US$0.7 million and US$1.1 million each, while die bonders used in assembly typically cost approximately US$270 thousand each wire bonders in assembly cost approximately US$82 thousand each and package saw in assembly cost approximately US$750 thousand each and WB plating cost approximately US$4.5 million each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our assembly and testing services, resulting in an increase in depreciation expenses relative to revenue. In particular, the capacity utilization rates for our Display panel driver semiconductors assembly and testing equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade. Due to COVID-19, work-from-home and study-from-home demand had explosive growth, semiconductor face a strong demand for two years. However, the semiconductor supply chain inventory level increases and end-demand rapidly decrease influenced by geopolitics and global inflationary pressures. Demand soft caused customers’ inventory adjustments and macro weakness. These macro headwinds impacted the worldwide semiconductor demand and lifted the inventory level, causing memory and panel demand soft and marketing price down since the second half of 2022 till the first half of 2023. It was getting stable by the end of 2023.

Declining Average Selling Prices of Our Assembly and Testing Services. The semiconductor industry is characterized by a general decrease in prices for products and services over the course of their product and technology life cycles. The rate of decline is particularly steep during periods of intense competition and adverse market conditions.

To enhance the competitiveness and increase the revenue, we will continue to seek to:

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

Recent Acquisition

On February 23, 2023, the Board of Directors of the Company adopted a resolution to acquire 1,000 thousand shares of Daypower Energy Co., Ltd. (“Daypower Energy”) in the amount of NT$12.5 million, representing 10% of shareholding. The Company holds one seat in Daypower Energy’s Board of Directors.

On December 21, 2023, the Board of Directors of the Company has approved the proposed RMB 979.3 million sale of the equity interests in Unimos Shanghai by the Company’s wholly-owned subsidiary, ChipMOS BVI, which is included as Exhibit 4.24. Under the proposed agreement, ChipMOS BVI will sell its entire remaining 45.0242% equity interests in Unimos Shanghai to Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and other local Chinese investment management companies. Total consideration under the proposed all-cash sale of RMB 979.3 million will be paid to ChipMOS BVI in two installments, with the second installment to be paid six months after the first installment. As of December 31, 2023, the equity transfer was not completed, and therefore, the assets and the equity related to Unimos Shanghai have been reclassified to non-current assets held for sale according to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”.

Revenue

We conduct our business according to the following main business segments: (1) testing services for memory and logic/mixed-signal semiconductors; (2) assembly services for memory and logic/mixed-signal semiconductors; (3) LCD, OLED, automotive panel and other display panel driver semiconductor assembly and testing services; and (4) bumping services for memory, logic/mixed-signal and LCD, OLED, automotive panel and other display panel driver semiconductors. The following table sets forth, for the periods indicated, our consolidated revenue for each segment.

	Year ended December 31,
	2021	2022	2023	2023
	NT$	NT$	NT$	US$
	(in millions)
Testing	$5,899.6	$5,244.0	$4,394.7	$143.5
Assembly	7,963.7	6,705.9	4,629.4	151.2
Display panel driver semiconductor assembly and testing	8,211.1	7,288.7	7,821.7	255.5
Bumping	5,325.6	4,278.5	4,510.4	147.3
Total	$27,400.0	$23,517.1	$21,356.2	$697.5

Our revenue consists primarily of service fees for testing and assembling semiconductors, and to a lesser extent, fees from equipment rentals to semiconductor manufacturers for engineering testing, less allowances for product returns. We offer assembly and testing services for memory and logic/mixed-signal semiconductors, assembly and testing services for LCD, OLED, automotive panel and other display panel driver semiconductors and bumping services.

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

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 79%, 79% and 81% of our revenue in 2021, 2022 and 2023, respectively. We also generate revenue from customers in Singapore, Japan and other countries. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 41 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Market Risks—Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation expenses, raw material costs, and labor and overhead expenses, which primarily include expendable equipment, utilities expenses and inventory supplies. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of assembly and testing equipment and facilities. As of February 29, 2024, we had 1,322 testers, 80 burn-in ovens, 948 wire bonders, 113 inner-lead bonders, 10 steppers and 19 sputters. We use inner-lead bonders for the assembly of LCD, OLED, automotive panel and other display panel driver semiconductors using COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Due to the weakness of macro-economic environment, softness in market demand and customer adjustment of inventory level, the utilization rate of our production lines has decreased since second half of 2022. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 83% in 2021, 66% in 2022 and 58% in 2023. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 85% in 2021, 62% in 2022 and 46% in 2023. Our average capacity utilization rate for Display panel driver semiconductor assembly and testing was 80% in 2021, 67% in 2022 and 69% in 2023. In addition, our average capacity utilization rate for bumping was 85% in 2021, 63% in 2022 and 58% in 2023.

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

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2021	2022	2023	2023
	NT$	NT$	NT$	US$
	(in millions)
Gross profit (loss):
Testing	$2,188.0	$1,637.2	$873.3	$28.5
Assembly	1,370.1	467.4	(671.5)	(21.9)
Display panel driver semiconductor assembly and testing	2,725.9	2,136.9	2,446.4	79.9
Bumping	970.0	670.6	901.2	29.4
Total	$7,254.0	$4,912.1	$3,549.4	$115.9
Gross profit (loss) margin:
Testing	37.1%	31.2%	19.9%	19.9%
Assembly	17.2%	7.0%	-14.5%	-14.5%
Display panel driver semiconductor assembly and testing	33.2%	29.3%	31.3%	31.3%
Bumping	18.2%	15.7%	20.0%	20.0%
Overall	26.5%	20.9%	16.6%	16.6%

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations and other marketing expenses, salaries and related expenses for sales and marketing personnel, depreciation expenses and entertainment fees.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, depreciation expenses, tax and duty fee, property insurance fees and other corporate expenses. We expect general and administrative expenses to increase in absolute terms as we add personnel and incur additional expenses related to the growth of our business and operations.

Research and Development

Research and development expenses consist primarily of personnel expenses, depreciation, maintenance and repair expenses, facilities expenses, utilities expenses and other consulting fees and certification fees paid to third parties. Research and development expenses are recognized as they are incurred. We currently expect that research and development expenses will increase in the future as we continue to explore new technologies and service offerings. We also expect to hire additional employees in our research and development department.

Other Income (Expenses), Net

Our other income principally consists of gain on disposal of scrapped materials, gain on disposal of property, plant and equipment and gain on disposal of items purchased on behalf of others.

Our other expenses principally consist of impairment loss on property, plant and equipment.

Other Income

Our other income principally consists of rental income, grant income and dividend income.

Other Gains and Losses

Our other gains principally consist of foreign exchange gains, gain on valuation of financial assets at fair value through profit or loss, reimbursement of ADSs service charge and compensation income.

Our other losses principally consist of foreign exchange losses and loss on valuation of financial assets at fair value through profit or loss.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$4,937 million, NT$3,440 million and NT$1,968 million (US$64 million) in 2021, 2022 and 2023, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income.

	Year ended December 31,
	2021		2022		2023
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage
	(in millions, except percentage)
Revenue	$27,400.0	100.0%	$23,517.1	100.0%	$21,356.2	$697.5	100.0%
Cost of revenue	(20,146.0)	(73.5)%	(18,605.0)	(79.1)%	(17,806.8)	(581.6)	(83.4)%
Gross profit	7,254.0	26.5%	4,912.1	20.9%	3,549.4	115.9	16.6%
Operating expenses	(1,817.2)	(6.7)%	(1,825.3)	(7.8)%	(1,726.9)	(56.4)	(8.1)%
Other income (expenses), net	125.6	0.5%	129.9	0.6%	85.9	2.8	0.4%
Operating profit	5,562.4	20.3%	3,216.7	13.7%	1,908.4	62.3	8.9%
Non-operating income (expenses), net	473.2	1.7%	811.2	3.4%	359.8	11.8	1.7%
Profit before income tax	6,035.6	22.0%	4,027.9	17.1%	2,268.2	74.1	10.6%
Income tax expense	(1,098.3)	(4.0)%	(588.2)	(2.5)%	(300.6)	(9.8)	(1.4)%
Profit for the year	$4,937.3	18.0%	$3,439.7	14.6%	$1,967.6	$64.3	9.2%
Total comprehensive income for the year	$5,021.5	18.3%	$3,624.0	15.4%	$1,796.6	$58.7	8.4%

The following table sets forth, for the periods indicated, earnings per common share and ADS.

	Year ended December 31,
	2021	2022	2023	2023
	NT$	NT$	NT$	US$
Earnings per share—basic	$6.79	$4.73	$2.71	$0.09
Earnings per share—diluted	6.65	4.63	2.68	0.09
Earnings per equivalent ADS—basic	135.78	94.60	54.11	1.77
Earnings per equivalent ADS—diluted	132.93	92.63	53.54	1.75
Weighted average number of shares outstanding (in million shares):
Basic	727.2	727.2	727.2	727.2
Diluted	742.9	742.6	734.9	734.9

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenue. Our revenue decreased by NT$2,161 million, or 9%, to NT$21,356 million (US$698 million) in 2023 from NT$23,517 million in 2022.

Revenue from testing services decreased by NT$849 million, or 16%, to NT$4,395 million (US$144 million) in 2023 from NT$5,244 million in 2022, principally due to the decreased customer demand. The sales quantity decreased around 7% compared to 2022.

Revenue from assembly services decreased by NT$2,077 million, or 31%, to NT$4,629 million (US$151 million) in 2023 from NT$6,706 million in 2022, primarily as a result of the decreased customer demand. The sales quantity decreased around 30% compared to 2022.

Revenue from Display panel driver semiconductor assembly and testing services increased by NT$533 million, or 7%, to NT$7,822 million (US$256 million) in 2023 from NT$7,289 million in 2022. This increase was principally as a result of an increase in customer demand. The sales quantity increased around 6% compared to 2022.

Revenue from bumping services increased by NT$232 million, or 5%, to NT$4,510 million (US$147 million) in 2023 from NT$4,278 million in 2022. This increase was principally due to the increased average selling price.

The decrease in segment revenue of testing services and assembly service was principally due to the softness in broader market demand, including smart phones, TVs, PC/servers and other consumer products, and customer inventory level adjustments, led to the lower utilization rate of our production lines. However, in 2023, automotive panel and OLED demand is stable compared to other products.

Cost of Revenue and Gross Profit. Cost of revenue decreased by NT$798 million, or 4%, to NT$17,807 million (US$582 million) in 2023 from NT$18,605 million in 2022, primarily due to the decrease of direct material expense and direct labor expense of NT$521 million (US$17 million) and NT$298 million (US$10 million), respectively. The decrease in cost of revenue was primary due to softness in market demand and decreased sales volume, which impacted our related costs.

Our gross profit decreased to NT$3,549 million (US$116 million) in 2023 from NT$4,912 million in 2022. Our gross margin was 16.6% in 2023, compared to 20.9% in 2022.

Our gross profit margin for testing services decreased to 19.9% in 2023 from 31.2% in 2022, primarily due to the decrease in revenue resulted from the decreased customer demand.

Our gross profit margin for assembly services decreased to -14.5% in 2023 from 7.0% in 2022, primarily due to the decrease in revenue resulted from the decreased customer demand. We had added capacity from 2021 to the first half of 2022, however, the demand of memory assembly services was decreased from the second half of 2022 till the first half of 2023. It caused the lower utilization rates of assembly and led a higher depreciation from NT$695 million in 2022 to NT$722 million (US$24 million) in 2023.

Our gross profit margin for Display panel driver semiconductor assembly and testing services increased to 31.3% in 2023 from 29.3% in 2022, primarily due to the increase in revenue resulted from the increased customer demand.

Our gross profit margin for bumping services increased to 20.0% in 2023 from 15.7% in 2022, primarily due to the increase in revenue resulted from the increased average selling price.

Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and testing equipment. Because our operations are characterized by a high proportion of fixed costs, if the customer demand decreased, it also caused the lower utilization rate of our production lines. The decrease in segment gross profit of testing services and assembly services was due to the lower utilization rate of our production lines. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 66% in 2022 and 58% in 2023. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 62% in 2022 and 46% in 2023. Our average capacity utilization rate for DDIC assembly and testing was 67% in 2022 and 69% in 2023. In addition, our average capacity utilization rate for bumping was 63% in 2022 and 58% in 2023.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and testing capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

	Year ended December 31,
	2021	2022	2023	2023
	NT$	NT$	NT$	US$
	(in millions)
Sales and marketing expenses	$73.9	$128.0	$135.7	$4.4
General and administrative expenses	604.1	538.7	497.7	16.3
Research and development expenses	1,139.2	1,158.6	1,093.5	35.7
Total operating expenses	$1,817.2	$1,825.3	$1,726.9	$56.4

Sales and Marketing Expenses. Sales and marketing expenses increased by NT$8 million, or 6%, to NT$136 million (US$5 million) in 2023 from NT$128 million in 2022, primarily due to the increase of employee benefit expenses, entertainment expenses, travel expenses and rental expenses. As a result of easing COVID-19 related restrictions, entertainment expenses and travel expenses were increased compared to 2022.

General and Administrative Expenses. General and administrative expenses decreased by NT$41 million, or 8%, to NT$498 million (US$16 million) in 2023 from NT$539 million in 2022, primarily due to the decrease of employee benefit expenses, facilities expenses and partially offset by the increase of the maintenance and repair expenses and professional service expenses.

Research and Development Expenses. Research and development expenses decreased by NT$65 million, or 6%, to NT$1,093 million (US$36 million) in 2023 from NT$1,158 million in 2022, primarily due to the decrease of employee benefit expenses, expendable equipment expenses and partially offset by the increase of maintenance and repair expense and depreciation expense.

Other Income (Expenses), Net. Other operating income, net decreased by NT$44 million, or 34%, to NT$86 million (US$3 million) in 2023 from NT$130 million in 2022, primarily due to the decrease of gain on disposal of property, plant and equipment and partially offset by the increase of gain on disposal of scrapped material in 2023.

	Year ended December 31,
	2021	2022	2023	2023
	NT$	NT$	NT$	US$
	(in millions)
Interest income	$10.0	$57.2	$193.2	$6.3
Other income	34.5	67.0	77.6	2.6
Other gains and losses	(65.8)	386.6	135.5	4.4
Financial costs	(131.2)	(153.3)	(266.4)	(8.7)
Share of profit of associates and joint ventures accounted for using equity method	625.7	453.7	219.9	7.2
Total non-operating income (expenses), net	$473.2	$811.2	$359.8	$11.8

Non-Operating Income (Expenses), Net Non-operating income, net decreased by NT$451 million, or 56%, to NT$360 million (US$12 million) in 2023 from NT$811 million in 2022, primarily due to the decrease of the foreign exchange gains of NT$370 million (US$12 million) and share of profit of associates and joint ventures accounted for using equity method of NT$234 million (US$8 million) which is primarily due to the investment in Unimos Shanghai and partially offset by the increase of interest income of NT$136 million (US$4 million) due to the increase of the time deposits.

Profit before Income Tax. As a result of the foregoing, profit before income tax decreased by 44% to NT$2,268 million (US$74 million) in 2023 from NT$4,028 million in 2022.

Income Tax Expense. We had an income tax expense of NT$300 million (US$10 million) in 2023 compared to income tax expense of NT$588 million for 2022, primarily due to the decrease of the profit before income tax in 2023.

Profit for the Year Attributable to Equity Holders of the Company. As a result of the foregoing operations, the profit for the year attributable to the Company was NT$1,968 million (US$64 million) in 2023, compared to NT$3,440 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

For a detailed description of the comparison of our operating results for the year ended December 31, 2022 to the year ended December 31, 2021, please refer to “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2023.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term bank loans and cash flow from operations. As of December 31, 2023, our primary sources of liquidity were cash and cash equivalents of NT$12,354 million (US$403 million), short-term bank loans of NT$6,424 million (US$210 million) available to us in undrawn facilities, which have expired or will expire from March 2024 to December 2024, and long-term bank loans of NT$7,233 million (US$236 million) available to us in undrawn facilities, which will expire in July 2025. We have taken the following steps to meet our liquidity, capital spending and other capital needs.

In May 2018, the Company obtained a syndicated loan facility from banks in Taiwan in the amount of NT$12 billion for a term of five years, which was used to repay the existing debt of financial institutions and broaden the Company’s working capital. The syndicated loan was fully repaid in advance in March 2022.

On January 1, 2019, MOEA implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 to September 2022 with the line of credit amounted to NT$23.73 billion (US$775 million) and terms from seven to ten years. As of the issue date of this report, the Company has used NT$16,495 million (US$539 million) of the credit line. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations” for additional information.

The following table summarizes our contractual obligations and commitments as of December 31, 2023, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Long-term bank loans(1)	$15,581	$2,470	$7,507	$4,273	$1,331
Lease liabilities(1)	1,258	268	250	58	682
Capital commitments	21	—	—	—	21
Total contractual cash obligations	$16,860	$2,738	$7,757	$4,331	$2,034

Note:

(1)
Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2023, level throughout all relevant periods.

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

	Year ended December 31,
	2021	2022	2023	2023
	NT$	NT$	NT$	US$
	(in millions)
Capital expenditures	$6,552.7	$4,918.5	$3,228.5	$105.4
Depreciation and amortization	4,634.1	4,751.9	4,779.3	156.1
Net cash generated from (used in):
Operating activities	$7,319.7	$8,616.4	$6,607.5	$215.8
Investing activities	(6,015.4)	(5,061.9)	(3,090.2)	(100.9)
Financing activities	494.4	416.9	(1,059.1)	(34.6)
Effect of exchange rate changes	(6.2)	19.0	(0.8)	—
Net increase in cash and cash equivalents	$1,792.5	$3,990.4	$2,457.4	$80.3

Net Cash Generated from Operating Activities

Net cash generated from operating activities amounted to NT$6,607 million (US$216 million) in 2023, primarily as a result of (i) profit before income tax of NT$2,268 million (US$74 million), (ii) our non-cash depreciation in the amount of NT$4,779 million (US$156 million), and (iii) the changes in accounts and notes receivable and inventories of NT$303 million (US$10 million). Net cash generated from operating activities amounted to NT$8,616 million in 2022, primarily as a result of (i) profit before income tax of NT$4,028 million, (ii) our non-cash depreciation in the amount of NT$4,752 million, partially offset by the non-cash share of profit of associates and joint ventures accounted for using equity method of NT$454 million, (iii) the changes in accounts and notes receivable and accounts and notes payable of NT$1,511 million and (iv) income tax paid of NT$1,355 million. The decrease in net cash generated from operating activities in 2023 compared to 2022 was primarily due to the decrease in profit before income tax and the cash outflows from changes in accounts and notes receivables. The accounts and notes receivable were higher compared to prior year due to year-end revenue growth and customer payment schedule. Cash inflows were impacted by the decrease of share of profit of associates and joint ventures accounted for using equity method, inventories and income tax paid and increase of accounts and notes payable. Changes in inventories and accounts and notes payables were due to softness in market demand and resulted in lower purchase in 2022. The decrease in income tax paid compared to prior year was due to lower net profit in 2022.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to NT$3,090 million (US$101 million) in 2023, primarily due to net payment for property, plant and equipment of NT$2,990 million (US$98 million). Net cash used in investing activities amounted to NT$5,062 million in 2022, primarily due to net payment for property, plant and equipment of NT$4,622 million and increase in other non-current assets of NT$401 million.

Net Cash Generated from (Used in) Financing Activities

Net cash used in financing activities amounted to NT$1,059 million (US$35 million) in 2023. This amount comprises net proceeds from long-term bank loans and lease liabilities in the amount of NT$614 million (US$20 million) and the distribution of cash dividends in the amount of NT$1,673 million (US$55 million). Net cash generated from financing activities amounted to NT$417 million in 2022. This amount comprises net proceeds from short-term, long-term bank loans and lease liabilities in the amount of NT$3,544 million and the distribution of cash dividends in the amount of NT$3,127 million.

For a detailed description of the comparison of our cash flows for the year ended December 31, 2022 to the year ended December 31, 2021, please refer to “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 13, 2023.

Loans

As of December 31, 2023, we had long-term bank loans of NT$14,912 million (US$487 million) (including current portions of such long-term bank loans of NT$2,264 million (US$74 million)). As of December 31, 2023, NT$11,271 million (US$368 million) of our long-term bank loans were collateralized by land, buildings and equipment. Our long-term bank loans were floating rate loans with a rate between 1.2% to 1.75% as of December 31, 2023. Government granted bank loan is repayable monthly from March 2023 to October 2032.

We had entered into the following syndicated loan and long-term loans facilities:

•
On May 15, 2018, we obtained a syndicated loan from banks in Taiwan in the amount of NT$12 billion with a term of five years. This loan facility is secured by existing land and buildings and equipment. This loan facility fully repaid in March 2022.
•
On January 1, 2019, MOEA implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 to September 2022 with the line of credit amounted to NT$23.73 billion (US$775 million) and terms from seven to ten years. As of the issue date of this report, the Company has used the credit line of the aforementioned project loans for amount of NT$16,495 million (US$539 million).

Our 2018 syndicated loan agreement contains covenants that, if violated, could result in the obligations under these agreements becoming due prior to the originally scheduled maturity dates. These covenants include financial covenants that require us to:

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

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2023:

	As of December 31, 2023
	NT$	US$
	(in millions)
During 2024	$2,264	$74
During 2025	3,314	108
During 2026	3,877	127
During 2027	2,417	79
During 2028 and onwards	3,040	99
	$14,912	$487

As of December 31, 2023, certain of our property, plant and equipment and non-current financial assets at amortized cost with an aggregate net book value of NT$13,928 million (US$455 million) and NT$37 million (US$1 million), respectively, were pledged as collateral mainly for long-term bank loans and leases.

As of December 31, 2023, we had no short-term loans outstanding.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2023 to December 31, 2023 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-Balance Sheet Arrangements

As of December 31, 2023, we had no off-balance sheet arrangements.

Taxation

The Company is entitled to tax incentives generally available to Taiwan companies under the ROC Statute for Industrial Innovation, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. In 2021, 2022 and 2023, tax credits resulted in tax savings for the Company of approximately NT$9 million, NT$12 million and NT$12 million (US$392 thousand), respectively.

For the purpose of optimizing industrial structure, the Executive Yuan of the ROC government encourages domestic companies to make multiple innovations along with the applications of the smart technology. Companies may deduct to the income tax payable for the current year up to 5% of the annual spending or the income tax payable for the three years from current year up to 3% of the annual spending. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Companies are eligible for the investment credit under the preceding paragraph and other types of investment credit in a year, the total amount creditable in that year shall not exceed 50% of the income tax payable for the current year, unless the current year is the final year for using such credit and no cap is imposed on the creditable amount for that year according to other laws. In 2023, tax credits resulted in tax savings for the Company of approximately NT$38 million (US$1 million).

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

The ROC government enacted the alternative minimum tax (“AMT”) Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. In 2021, 2022 and 2023, AMT Act had no effects on the tax expenses of the Company since the income tax payable is above the minimum amount prescribed under the AMT Act.

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

Pursuant to ROC Securities and Exchange Act, we are required to establish an audit committee and a compensation committee. The audit committee should be composed of all of our independent directors but not less than three, of which at least one member should have accounting or related financial management expertise. The compensation committee must be composed of qualified independent members as defined under local law. The Company has established its audit committee, compensation committee and nomination committee.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of February 29, 2024. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, ROC.

Name	Age	Position	Term Expires
Shih-Jye Cheng	65	Chairman and Director / President	2024
Kun-Yi Chien	68	Director (representative, Siliconware Precision)	2024
David Chang	54	Director (representative, Siliconware Precision)	2024
Silvia Su	53	Director / Vice President, Finance and Accounting Management Center / Corporate Governance Officer	2024
Chin-Shyh Ou	66	Independent Director	2024
Kuei-Ann Wen	63	Independent Director	2024
Hui-Fen Chan	55	Independent Director	2024
Yeong-Her Wang	67	Independent Director	2024
Hong-Tzer Yang	63	Independent Director	2024
Vincent Hsu	55	Executive Vice President	—
D.Y. Tsai	53	Executive Vice President	—

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

Hui-Fen Chan has served as one of our directors since July 2021. She has been the independent director, audit committee member and compensation committee member of ITEQ Corporation since June 2009. She has been the independent director of FORMOSA I WIND POWER CO., LTD. and the director of Uniconn Interconnections Technology Co., Ltd. since February 2020 and June 2023, respectively. She also has been the independent director, audit committee member and compensation committee member of Taiwan Mask Corp., since May 2022, May 2022 and August 2022, respectively. She has been the attorney of R&S Intel. Attorneys at Law since February 2024. She was the general counsel of Altek Corporation from April 2010 to July 2018, the compensation committee member and M&A committee member of MAG.LAYERS Scientific-Technics Co., Ltd. from June 2015 to June 2018 and the independent director, audit committee member and compensation committee chairman of STARK Technology Inc. from June 2016 to May 2022, and the director of Raku Co., Ltd. from June 2020 to August 2022. She was the general counsel of Siliconware Precision from March 2006 to March 2010. She was the partner of Hong-Li Attorneys-at-Law from April 1994 to June 2004 and the associate attorney of Lee & Li Attorneys-at-Law from April 1992 to March 1994. Ms. Chan has a LL.B. degree from National Taiwan University and a LL.M. degree from Boston University School of Law. She was admitted to practice law in Taiwan and New York, USA.

Yeong-Her Wang has served as one of our directors since July 2021. He served as the independent director and audit committee member of the Company from June 2007 to June 2013. He was the independent director, audit committee member and nomination committee chairman of ChipMOS Bermuda, since July 2004, December 2004 and May 2004, respectively, until ChipMOS Bermuda was merged with and into the Company. He has been a professor of the Department of Electrical Engineering and Institute of Microelectronics of National Cheng Kung University since August 1992, the chairman of Foundation of NCKU Tainan Alumni Association since January 2014, and the director of TSMC-NCKU Joint R&D Center since July 2020. He has been the independent director, audit committee member and compensation committee member of Unictron Technologies Corp. since October 2020. He served as the president of National Applied Research Laboratories from October 2016 to May 2020. He was the director of Alumni Association Center, associate dean of the College of Engineering and the chairman of the Department of Electrical Engineering of National Cheng Kung University from February 2005 to January 2007, October 1999 to July 2003 and August 1995 to July 1996, respectively. He was the independent director, audit committee member and compensation committee member of Darfon Electronics Corp. and Giga Solution Tech Co. from May 2006 to June 2015 and September 2007 to November 2016, respectively. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University.

Hong-Tzer Yang has served as one of our directors since July 2021. He has been the professor of the Department of Electrical Engineering, the deputy director of Research Center for Energy Technology and Strategy, and the director of Research Center for Energy Technology for Sustainability at National Cheng Kung University, since July 2007, February 2013, and August 2014, respectively. He also has been the independent director, audit committee member, compensation committee member, and corporate governance committee member of Padauk Technology Co., Ltd., since July 2021, July 2021, June 2021, and November 2021, respectively. He has been the director of AeroVision Avionics Inc. since July 2021. He also has been the independent director, audit committee member, risk management committee member, corporate governance and sustainable development committee member, merger and acquisition special committee member, and ESG execution committee member of Chailease Holding Company Limited, since May 2023, May 2023, May 2023, May 2023, June 2023 and July 2023, respectively. He was the professor of the Department of Electrical Engineering at Chung Yuan Christian University from August 2000 to July 2007. He also was the independent director, audit committee member, and compensation committee member of Spirox Corporation from June 2002 to June 2012 and from June 2015 to August 2017, June 2015 to August 2017, and June 2015 to August 2017, respectively. He was the director of Taiwan Electric Research & Testing Center from March 2021 to December 2023. He has a Ph.D. degree from Electrical Engineering at National Tsing Hua University in Taiwan.

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

Board Diversity Matrix (As of February 29, 2024)
Country of Principal Executive Offices	Taiwan, R.O.C.
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	9
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

Compensation

The aggregate compensation paid in 2023 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$101 million (US$3 million).

Share Ownership

The following table sets forth certain information as of April 1, 2024, our most recent record date, with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued
Shih-Jye Cheng	6,150,161	0.85%
Kun-Yi Chien (representative, Siliconware Precision)	78,910,390	10.85%
David Chang (representative, Siliconware Precision)	78,910,390	10.85%
Silvia Su	340,101	0.05%
Chin-Shyh Ou	—	—
Kuei-Ann Wen	—	—
Hui-Fen Chan	—	—
Yeong-Her Wang	—	—
Hong-Tzer Yang	—	—
Vincent Hsu	220,130	0.03%
D.Y. Tsai	262,572	0.04%

Compensation Committee

We do not provide our directors with any benefits upon termination of employment. Our compensation committee currently consists of Mr. Yeong-Her Wang, Mr. Chin-Shyh Ou and Ms. Kuei-Ann Wen, all of whom are independent directors. This committee reviews and recommends to our Board of Directors the compensation of all our directors and officers. The compensation committee is required to meet at least twice a year.

Audit Committee

The audit committee currently consists of Mr. Chin-Shyh Ou, Ms. Kuei-Ann Wen, Ms. Hui-Fen Chan, Mr. Yeong-Her Wang, and Mr. Hong-Tzer Yang, all of whom are independent directors. Mr. Chin-Shyh Ou serves as a financial expert to the audit committee. Our audit committee charter was adopted on June 28, 2007. The audit committee is required to meet at least once quarterly. Our audit committee charter grants the audit committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our book, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants. The audit committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the audit committee also assumed the responsibilities of supervisors pursuant to the ROC Securities and Exchange Act.

Nomination Committee

The Board of Directors established a nomination committee and the nomination committee charter was adopted on November 2, 2023. The nomination committee consists of Mr. Yeong-Her Wang, Ms. Hui-Fen Chan, and Mr. Hong-Tzer Yang all of whom are independent directors. The objectives of our nomination committee include: (i) to laying down the standards of independence and a diversified background covering the expertise, skills, experience, gender, etc. of members of the board, and finding, reviewing, and nominating candidates for directors based on such standards, (ii) to establishing and developing the organizational structure of the board and each functional committee, and (iii) to establishing and reviewing on the succession plans of directors.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of February 29,
Function	2021	2022	2023	2024
General operations	2,995	2,761	2,801	2,819
Quality control	55	50	45	51
Engineering	1,436	1,425	1,480	1,488
Research and development	680	677	704	698
Sales, administration and finance	132	145	142	141
Others	230	232	224	223
Total	5,528	5,290	5,396	5,420

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of February 29,
Location	2021	2022	2023	2024
Hsinchu Production Group	2,158	2,082	2,028	2,034
Southern Taiwan Production Group	3,363	3,201	3,361	3,379
Shanghai	3	3	3	3
United States	4	4	4	4
Total	5,528	5,290	5,396	5,420

Our employees are not covered by any collective bargaining agreements. We have not experienced any strikes or work stoppages by our employees and believe that our relationship with our employees is good.

Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable. At no time during or after the last completed fiscal year were we required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to our Incentive-Based Compensation Recovery Policy.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information known to us concerning the record ownership of our shares as of March 28, 2022, April 1, 2023 and April 1, 2024 (our most recent record date) (1) beneficially owned five percent or more of our common shares as of such record date and (2) our directors and executive officers as a group.

	March 28, 2022		April 1, 2023		April 1, 2024(1)
Name of Beneficial Owners	Numbers of Shares Owned	Percentage of Shares Owned	Numbers of Shares Owned	Percentage of Shares Owned	Numbers of Shares Owned	Percentage of Shares Owned
Depositary(2)	88,642,054	12.19%	87,425,054	12.02%	87,129,434	11.98%
Siliconware Precision Industries Co., Ltd.	78,910,390	10.85%	78,910,390	10.85%	78,910,390	10.85%
Yann Yuan Investment Co., Ltd.	41,200,000	5.67%	41,200,000	5.67%	41,200,000	5.67%
Directors and executive officers, as a group(3)	85,883,354(4)	11.82%(4)	85,883,354	11.82%	85,883,354	11.82%

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

As of February 29, 2024, a total of 727,240,126 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through their custodians in the ROC. As of February 29, 2024, 85,853,414 common shares were registered in the name of a nominee of Citibank, N.A., the Depositary under our ADSs Deposit Agreement. Citibank, N.A., has advised us that, as of February 29, 2024, 4,292,670 ADSs, representing 85,853,414 common shares, were held of record by Cede & Co. and 29 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by US persons.

Related Party Transactions

Unimos Microelectronics (Shanghai) Co., Ltd.

We conducted our PRC operations through Unimos Shanghai, the 45.0242%-owned affiliate of ChipMOS BVI, our controlled subsidiary. On December 21, 2023, the Board of Directors of the Company has approved the proposed RMB 979.3 million sale of the equity interests in Unimos Shanghai by ChipMOS BVI. Under the proposed agreement, ChipMOS BVI will sell its entire remaining 45.0242% equity interests in Unimos Shanghai to Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and other local Chinese investment management companies. Total consideration under the proposed all-cash sale of RMB 979.3 million will be paid to ChipMOS BVI in two installments, with the second installment to be paid six months after the first installment. As of December 31, 2023, the equity transfer was not completed, and therefore, the assets and the equity related to Unimos Shanghai have been reclassified to non-current assets held for sale according to IFRS 5, “Non-current Assets Held for Sale and Discontinued Operations”. See Note 14 to our consolidated financial statements contained in this Annual Report on Form 20-F.

Item 8. Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-57.

Legal Proceedings

We were not involved in any material litigation in 2023 and are not currently involved in any material litigation.

Dividends and Dividend Policy

The following table sets forth the distribution per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those distributions. During 2021, 2022 and 2023, we paid cash distributions in the amounts of NT$2.20, NT$4.30 and NT$2.30 (US$0.08), respectively.

	Cash Distributions per Share	Stock Dividends per Share	Total Shares Issued as Stock Dividends	Outstanding Common Shares at Year End
	(NT$)	(NT$)
2021	2.20	—	—	727,240,126
2022	4.30	—	—	727,240,126
2023	2.30	—	—	727,240,126

Under the Company’s Articles of Incorporation, a proposal on the distribution of dividends shall be submitted by the Board of Directors annually to the shareholders’ meeting, and be based on factors such as past years’ profit, the current and future investment environment, the Company’s capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders’ interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.

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

At the annual shareholders’ meeting, the board of the Company will submit to the shareholders for their approval any proposal for the distribution of dividends or the making of any other distribution to shareholders from the Company’s net income (less prior years’ losses and legal and special reserves plus the accumulated undistributed profit at the beginning of the preceding fiscal year and the adjusted undistributed profit of the given fiscal year) for the preceding fiscal year. All the outstanding and fully paid shares of the Company as of the relevant record date are entitled to share equally in any dividend or other distribution so approved. Dividends may be distributed in cash, in the form of common shares or a combination of the two, as determined by the shareholders at the meeting. The Articles of Incorporation of the Company provides that cash dividend distribution should not be lower than 10% of the total dividend amount.

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

Shareholders’ Meeting

The Company will be required to hold an annual shareholders’ meeting within six months following the end of each fiscal year. These meetings are generally held in Hsinchu, Taiwan. Any shareholder who holds 1% or more of the Company’s issued and outstanding shares may submit one proposal, in writing or by electronic means designated by the Company, for discussion at the annual shareholders’ meeting. Extraordinary shareholders’ meetings may be convened by resolution of the Board of Directors or by the Board of Directors upon the written request of any shareholder or shareholders who have held 3% or more of the issued and outstanding shares for a period of one year or longer. Any one or more shareholders who have held in aggregate more than half of the issued and outstanding shares for at least three consecutive months may convene an extraordinary shareholders’ meeting. Shareholders’ meetings may also be convened by a member of the audit committee (i.e., an independent director). Notice in writing of shareholders’ meetings, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual shareholders’ meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders. If a company adopts a nomination procedure for election of directors in its Articles of Incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the Company along with relevant information and supporting documents in accordance with the requirements under the ROC Company Act. Under the Company’s Articles of Incorporation, the Company adopted such nomination procedures for election of all directors.

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
•
On December 15, 2022, ChipMOS BVI, Yangtze Memory, Accretech (China), Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amended and Restated Agreement for Sino-Foreign Equity Joint Venture, pursuant to which Unimos Shanghai in Chinese was renamed. (Its English name was same as before)

•
On July 24, 2023, ChipMOS BVI, Yangtze Memory Holding, Accretech (China), Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang entered into the Amended and Restated Agreement for Sino-Foreign Equity Joint Venture, pursuant to which Yangtze Memory sold and transferred all of the equity interests in Unimos Shanghai to Yangtze Memory Holding.
•
On December 21, 2023, ChipMOS BVI, Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and 10 other local Chinese investment management companies entered into the Equity Interest Transfer Agreement, pursuant to which those will purchase entire remaining 45.0242% equity interests of Unimos Shanghai.

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

Foreign investors (other than foreign investors who have registered with the TWSE for making investments in the ROC securities market) who wish to make direct investments in the shares of ROC companies are required to submit a foreign investment approval application to the MOEA or other applicable government authority. The MOEA or such other government authority reviews each foreign investment approval application and approves or disapproves each application after consultation with other governmental agencies (such as the Central Banks of the Republic of China (Taiwan)) and the ROC FSC.

Under the current ROC law, any non-ROC person possessing a foreign investment approval may repatriate annual net profits, interest and cash dividends attributable to the approved investment. Stock dividend attributable to this investment, investment capital and capital gains attributable to this investment may be repatriated by the non-ROC person possessing a foreign investment approval after approvals of the MOEA or other government authorities have been obtained.

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

Nevertheless, the total investment amount of QDIIs cannot exceed US$500 million. For each QDII, the custodians of such QDII must apply with the TWSE for the remittance amount for each QDII, which cannot exceed US$100 million, and QDII can only invest in the ROC securities market with the amount approved by the TWSE. In addition, QDIIs are currently prohibited from investing in certain industries, and their investment of certain other industries in a given company is restricted to certain percentage pursuant to a list promulgated by the FSC and amended from time to time. PRC investors other than QDII, however, are prohibited from making investments in a ROC company listed on the TWSE or the Taipei Exchange, unless with approval from the MOEA for its investment of 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of such ROC company.

In addition to investments permitted under the PRC Regulations, PRC investors who wish to make (i) direct investment in the shares of ROC private companies or (ii) investments, individually or aggregately, in 10% or more (or other percentage applicable to certain restricted industries) of the equity interest of a ROC company listed on the TWSE or Taipei Exchange are required to submit an investment approval application to the MOEA or other government authority. The MOEA or such other government authority reviews investment approval application and approved or disapproves each application after consultation with other governmental agencies. Furthermore, PRC investor who wishes to be elected as a ROC company’s director or supervisor shall also submit an investment approval application to the MOEA or other government authority for approval.

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

After the issuance of a depositary share, a holder of depositary receipts (other than citizens of the PRC and entities organized under the laws of the PRC save for QDII or those which otherwise obtain the approval of MOEA) may request the depositary to either cause the underlying shares to be sold in the ROC and to distribute the sale proceeds to the holder or to withdraw from the depositary receipt facility the shares represented by the depositary receipts to the extent permitted under the deposit agreement and transfer the shares to the holder.

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

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Eswatini, Malaysia, North Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada, Poland, Czech Republic, Saudi Arabia and Korea. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares issued by ROC companies. A non-ROC holder of our ADSs may or may not be considered as the beneficial owner of our shares for the purposes of such treaties. Accordingly, holders of our ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisers concerning such application. The United States does not have an income tax treaty with the ROC.

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

Distributions

Subject to the “passive foreign investment company” (or “PFIC”) rules discussed below, the amount of any cash distribution (other than in liquidation) that you receive with respect to our ADSs including the amount of any ROC taxes actually withheld therefrom (described above in “—ROC Taxation”) generally will be taxed to a U.S. Holder as dividend income to the extent such distribution does not exceed ChipMOS Taiwan’s current or accumulated earnings and profits (or “E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt by the Depositary. The amount of any distribution paid in non-U.S. dollars will be equal to the US dollar value of the amount distributed, calculated by reference to the exchange rate in effect on the date the dividend is received by the depositary, regardless of whether the payment is in fact converted into US dollars on such date. US holders should consult their own tax advisers regarding the treatment of foreign currency gain or loss, if any, on any amounts received by a US holder that are converted into US dollars on a date subsequent to receipt. Dividends received by individuals and certain other non-corporate U.S. Holders from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. ChipMOS Taiwan ADSs are traded on an established securities market in the United States, although ChipMOS Taiwan cannot guarantee that its ADSs will be so traded in the future. ChipMOS Taiwan does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future. If we are treated as a qualified foreign corporation, dividends we pay with respect to our ADSs would be eligible for the reduced rates of taxation described in this paragraph. No assurance can be given, however, that the IRS will not disagree and seek to treat ChipMOS Taiwan as a PFIC. If ChipMOS Taiwan were a PFIC with respect to a particular U.S. Holder, dividends received from ChipMOS Taiwan would be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of ChipMOS Taiwan ADSs should consult their own tax advisors regarding the availability of a reduced dividend tax rate in light of their own particular circumstances. To the extent any distribution exceeds ChipMOS Taiwan’s E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in ChipMOS Taiwan ADSs and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ChipMOS Taiwan ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of ChipMOS Taiwan ADSs. However, because ChipMOS Taiwan does not maintain calculations of its E&P under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Because ChipMOS Taiwan is not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by it.

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

Interest Rate Risks

As of December 31, 2023, we had aggregate debts outstanding of NT$14,912 million (US$487 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2023, 100% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual interest rate between 1.2% to 1.75% as of December 31, 2023. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$150 million (US$5 million) based on our outstanding floating rate indebtedness as of December 31, 2023.

As of December 31, 2022 and 2023, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the RMB, the Japanese yen and the US dollar. As of December 31, 2023, 25.9% of our monetary financial assets and 4.4% of our monetary financial liabilities are denominated in the RMB, Japanese yen and US dollar, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$189 million (US$6 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2023. As of December 31, 2022 and 2023, we had no outstanding forward exchange or foreign currency option contracts.

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

Depositary Payment

In 2023, we received US$32.1 thousand from Citibank N.A., the Depositary for our ADR program. The table below sets forth details of the amount we received from Citibank N.A.

Item	US$ (in thousand)
Reimbursement of Proxy Process Expenses	4.8
Reimbursement of ADR holders identification expenses	10.7
Direct reimbursement to issuer	32.1
Total Payments (1)	47.6

Note:

(1)
Net of U.S. withholding tax.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our management concluded that, our disclosure controls and procedures were effective as of December 31, 2023.

Management’s Annual Report on Internal Control over Financial Reporting.

Management of ChipMOS TECHNOLOGIES INC. (together with its consolidated subsidiaries, the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended). The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s President, the principal executive officer, and Vice President of the Finance and Accounting Management Center, the principal financial officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external reporting purposes in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board. Our internal control over financial reporting includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management concludes that our internal control over financial reporting was effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers, Taiwan has audited the effectiveness of our internal control over financial reporting, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting.

During the year ended December 31, 2023, there have been no changes in our internal control over financial reporting that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The table below summarizes the aggregate fees that we paid or accrued for services provided by PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) (PCAOB ID Number: 1345) for the years ended December 31, 2022 and 2023.

	2022	2023
	NT$	NT$
	(In thousands)
Audit Fees	$16,972	$16,922
Audit Related Fees	208	208
Tax Fees	3,100	3,340
Total	$20,280	$20,470

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

Not applicable for the fiscal year ended December 31, 2023.

Item 16K. Cybersecurity

As part of the enterprise risk management oversight, our Board of Directors, is the highest decision-making body, responsible for formulating risk management policy and organizational structure with Audit Committee supervising the implementation of risk management to ensure the effectiveness of the risk management mechanism, including information technology. The Risk Management Team, which was composed of all first-level supervisors at each division, including the head of I.T.M center, who is a subject matter expert on information security, privacy, information technology strategy and management, is the competent authority for implementing risk management. Department head, is assigned by each Risk Management unit, evaluates the frequency, impact and control degree of potential risks through identification, analysis, evaluation and other procedures. Then implement necessary procedures and risk management works in compliance with the rules, and ensure that the involved risks are controlled within the feasible scope and continue to monitor. Annually, the Risk Management Team briefed to the Board of Directors on the ever-changing risk environment facing the Company, the focus of the Company's enterprise risk management, risk assessment and risk mitigation actions to be taken. Where appropriate, if any, major incidents are escalated to our Risk Management Team, who may then inform our Board of Directors of the incident pursuant to our internal procedures. In the three years through 2023, the Company has not experienced any material cybersecurity incidents.

In respect of the assessing and managing of cybersecurity from our management, we have formulated management policies in eight aspects including strategies and policies, legal compliance, information security risk assessment, information security technology investment, risk monitoring and reporting, information outsourcing supplier management, disaster emergency response and continuous improvement as below:

•
Strategies and policies: Management has formulated appropriate cybersecurity principles and policies to mitigate internal and external cybersecurity risks. Its content covers the formulation of information security policies, access control, data encryption, employee training plans and network security incident response procedures. The compliance and appropriateness of the policy will be reviewed and updated regularly.
•
Legal compliance: Management ensures that the organization's cybersecurity measures comply with applicable laws, regulations and industry best practices.
•
Information security risk assessment: Management is responsible for identifying and assessing the cybersecurity threats facing the organization. Understand potential threat sources, vulnerabilities, and system weaknesses and assess the potential impact of these threats on an organization's business, finances, and reputation.

•
Information security technology investment: Management decided to invest in network security technology and tools to strengthen the organization's security defense capabilities. This includes investing in security information and event management systems such as firewalls, intrusion detection systems, and EDR protection.
•
Risk monitoring and reporting: Management has established an effective monitoring mechanism to regularly check the effectiveness of network security controls, respond to potential security incidents, and report network security performance and risk status to other stakeholders.
•
Information outsourcing supplier management: Management assesses and manages the cybersecurity risks associated with outsourcing. Ensure that suppliers and partners meet the organization's cybersecurity standards and take appropriate measures to protect the organization from supply chain attacks.
•
Disaster emergency response: Management develops and implements an emergency response plan for network security incidents. Ensure that the organization has appropriate response capabilities to promptly handle cybersecurity incidents and reduce the impact on business.
•
Continuous improvement: Management takes steps to continually improve the organization’s cybersecurity defenses. This includes regularly assessing the effectiveness of cybersecurity measures, as well as revising and updating cybersecurity principles and controls in light of new threats and vulnerabilities.

In the trend of increasing global information security threats, information security risks are increasing day by day, and new types of information security threats are constantly being introduced. Please see “Item 3. Key Information—Risk Factors” for a discussion of potential information security risks. The management has taken the above practical measures for the information security of the Company, and strengthened the key infrastructure and external information security. We cooperate and implement corresponding protective measures to reduce the risk of malicious attacks to maintain the Company’s information network security environment, avoid network attacks, and enable the Company to comprehensively protect the information environment.

PART III

Item 17. Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-57.

Item 19. Exhibits

Exhibits	Description

1.1	Articles of Incorporation of ChipMOS TECHNOLOGIES INC. as amended on May 26, 2022. (English Translation)(7)

2.1	Form of the Deposit Agreement among ChipMOS TECHNOLOGIES INC., Citibank, N.A. and The Holders and Beneficial Owners of American Depositary Shares issued hereunder. (2)

4.1	Agreement and Plan of Merger, dated January 21, 2016, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (1)

4.2	Equity Interest Transfer Agreement, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd. and ChipMOS TECHNOLOGIES INC. (English Translation) (3)

4.3	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Gongqingcheng Changhou Investment Management Ltd. (English Translation) (3)

4.4	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Accretech (China) Co., Ltd. (English Translation) (3)

4.5	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Chao-Jung Tsai (English Translation) (3)

4.6	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (English Translation) (3)

4.7	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shih-Jye Cheng (English Translation) (3)

4.8	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shou-Kang Chen (English Translation) (3)

4.9	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and David W. Wang (English Translation) (3)

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

4.14

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated December 29, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.15

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated February 1, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.16

Syndicated Loan Agreement, dated May 15, 2018, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation) (4)

4.17

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated June 18, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.18

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 8, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.19

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 16, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.20

Supplement Agreement to Syndicated Loan Agreement, dated December 23, 2019, between ChipMOS TECHNOLOGIES INC. and, Taiwan Cooperative Bank Co., Ltd., Bank of Taiwan Co., Ltd., Land Bank of Taiwan Co., Ltd., Taishin International Bank Co., Ltd., Hun Nan Commercial Bank Co., Ltd., Chang Hwa Commercial Bank Co., Ltd. and Yuanta Commercial Bank Co., Ltd. (English Translation) (5)

4.21

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated May 11, 2020, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (6)

4.22

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 15, 2022, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (7)

4.23

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated July 24, 2023, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Holding Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)

4.24

Equity Interest Transfer Agreement, dated December 21, 2023, among ChipMOS TECHNOLOGIES (BVI) LTD., Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and 10 other local Chinese investment management companies. (English Translation)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES INC.

11.1	Code of Ethics Conduct. (English Translation) (7)

11.2	Insider Trading Policy

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) under the Exchange Act.

97.1	Incentive-Based Compensation Recovery Policy

Exhibits	Description
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
(5)
Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 23, 2020.
(6)
Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 20, 2021.
(7)
Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 13, 2023.

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

Date: April 11, 2024	ChipMOS TECHNOLOGIES INC.

	By:	/s/ Shih-Jye Cheng
	Name:	Shih-Jye Cheng
	Title:	Chairman and President

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition – estimating progress relating to Assembly services, services for Display panel driver semiconductor assembly and testing and Bumping

As described in Notes 4 aa), dd), 23 and 42 e) to the consolidated financial statements, the Company earns revenue from Assembly services, services for Display panel driver semiconductor assembly and testing and Bumping. The Company recognized revenue associated with aforementioned services totalling NT$16,961,502 thousand for the year ended December 31, 2023. Such revenue is recognized over a period of time, during which the Company satisfied its performance obligations to the customer. The Company used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards completion of performance obligation and determine the amount of related revenue. Due to the nature of the work performed, management’s estimation of the progress towards completion of performance obligation is complex and requires significant judgment.

The principal considerations for our determination that performing procedures relating to revenue recognition – estimating progress relating to Assembly services, services for Display panel driver semiconductor assembly and testing and Bumping is a critical audit matter are there was significant judgment made by management in estimating the progress towards completion of performance obligation. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and in evaluating audit evidence relating to revenue generated from Assembly services, services for Display panel driver semiconductor assembly and testing and Bumping.

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
April 11, 2024

We have served as the Company’s auditor since 2015.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2022 and 2023

	Notes	December 31, 2022	December 31, 2023	December 31, 2023
		NT$000	NT$000	US$000
Assets
Current assets
Cash and cash equivalents	6	9,896,604	12,354,035	403,463
Current financial assets at fair value through profit or loss	7	128,224	42,735	1,396
Current financial assets at amortized cost	8	98,731	41,066	1,341
Current contract assets	23	381,358	383,883	12,537
Accounts receivable, net	9	4,381,563	5,326,381	173,951
Other receivables		131,863	44,576	1,456
Current tax assets		—	403	13
Inventories	10	3,210,409	2,568,648	83,888
Prepayments		123,377	120,273	3,928
Non-current assets held for sale, net	14	—	4,278,658	139,734
		18,352,129	25,160,658	821,707
Non-current assets
Non-current financial assets at fair value through other comprehensive income	11	338,102	120,317	3,929
Non-current financial assets at amortized cost	8,36	37,362	37,411	1,222
Investments accounted for using equity method	12	4,353,448	290,542	9,489
Property, plant and equipment, net	13,36	20,446,205	19,139,503	625,065
Right-of-use assets	15	898,992	1,037,502	33,883
Deferred tax assets	31	159,286	163,282	5,333
Refundable deposits		21,771	20,707	676
Other non-current assets		335,650	190,562	6,223
		26,590,816	20,999,826	685,820
Total assets		44,942,945	46,160,484	1,507,527

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2022 and 2023

	Notes	December 31, 2022	December 31, 2023	December 31, 2023
		NT$000	NT$000	US$000
Liabilities
Current liabilities
Notes payable		132	484	16
Accounts payable		560,802	784,919	25,634
Other payables	16	3,796,481	3,479,045	113,620
Other payables – related parties	35	—	58,549	1,912
Current tax liabilities		361,770	505,600	16,512
Current provisions	43	26,643	33,564	1,096
Current lease liabilities	34	160,955	251,668	8,219
Long-term bank loans, current portion	17,34,36	1,522,917	2,263,718	73,930
Current refund liabilities	43	37,123	37,667	1,230
Other current liabilities		22,318	23,611	771
		6,489,141	7,438,825	242,940
Non-current liabilities
Long-term bank loans	17,34,36	12,444,884	12,648,001	413,063
Deferred tax liabilities	31	201,741	127,193	4,154
Non-current lease liabilities	34	759,447	813,733	26,575
Long-term deferred revenue		127,657	120,963	3,950
Net defined benefit liability, non-current	18	259,215	227,337	7,425
Guarantee deposits	34	21,600	21,235	694
		13,814,544	13,958,462	455,861
Total liabilities		20,303,685	21,397,287	698,801
Equity
Equity attributable to equity holders of the Company
Capital stock	19	7,272,401	7,272,401	237,505
Capital surplus	20	6,055,773	6,055,773	197,772
Retained earnings	21
Legal reserve		2,575,987	2,930,973	95,721
Unappropriated retained earnings		8,506,816	8,455,690	276,149
Other equity interest	22	228,283	48,360	1,579
Total equity		24,639,260	24,763,197	808,726
Total liabilities and equity		44,942,945	46,160,484	1,507,527

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2021, 2022 and 2023

	Notes	2021	2022	2023	2023
		NT$000	NT$000	NT$000	US$000
Revenue	23,42	27,400,035	23,517,064	21,356,228	697,460
Cost of revenue	10,29,30	(20,146,057)	(18,605,007)	(17,806,803)	(581,542)
Gross profit		7,253,978	4,912,057	3,549,425	115,918
Sales and marketing expenses	29,30	(73,928)	(128,029)	(135,661)	(4,431)
General and administrative expenses	29,30	(604,029)	(538,684)	(497,742)	(16,255)
Research and development expenses	29,30	(1,139,219)	(1,158,598)	(1,093,513)	(35,712)
Other income (expenses), net	24	125,587	129,933	85,943	2,807
Operating profit	42	5,562,389	3,216,679	1,908,452	62,327
Interest income	25,42	9,980	57,199	193,189	6,309
Other income	26	34,496	66,991	77,583	2,534
Other gains and losses	27	(65,829)	386,567	135,501	4,425
Finance costs	28	(131,184)	(153,279)	(266,390)	(8,700)
Share of profit of associates and joint ventures accounted for using equity method	42	625,733	453,715	219,891	7,182
Profit before income tax		6,035,585	4,027,872	2,268,226	74,077
Income tax expense	31	(1,098,318)	(588,175)	(300,661)	(9,819)
Profit for the year		4,937,267	3,439,697	1,967,565	64,258
Other comprehensive income (loss):
(Loss) profit on remeasurements of defined benefit plans	18	(14,999)	222,234	10,699	350
Unrealized gain (loss) on valuation of equity instruments at fair value through other comprehensive income	11,22	122,514	(46,419)	(217,785)	(7,113)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	12	28,843	(28,254)	12,993	424
Income tax effect on components that will not be reclassified to profit or loss	31	(27,460)	(31,888)	49,498	1,617
Components of other comprehensive income (loss) that will not be reclassified to profit or loss		108,898	115,673	(144,595)	(4,722)
Exchange differences on translation of foreign operations	22	(24,695)	68,656	16,713	546
Equity directly related to non-current assets held for sale	22	—	—	(43,094)	(1,408)
Components of other comprehensive (loss) income that will be reclassified to profit or loss		(24,695)	68,656	(26,381)	(862)
Other comprehensive income (loss), net of income tax		84,203	184,329	(170,976)	(5,584)
Total comprehensive income for the year		5,021,470	3,624,026	1,796,589	58,674
Earnings per share – basic	32	NT$6.79	NT$4.73	NT$2.71	US$0.09
Earnings per share – diluted	32	NT$6.65	NT$4.63	NT$2.68	US$0.09
Earnings per equivalent ADS – basic		NT$135.78	NT$94.60	NT$54.11	US$1.77
Earnings per equivalent ADS – diluted		NT$132.93	NT$92.63	NT$53.54	US$1.75

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years Ended December 31, 2021, 2022 and 2023

		Equity attributable to equity holders of the Company
				Retained earnings			Other equity interest
	Notes	Capital stock	Capital surplus	Legal reserve	Special reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Total equity
Year 2021		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2021		7,272,401	6,050,787	1,837,894	19,802	5,401,569	(61,330)	194,716	—	20,715,839
Profit for the year		—	—	—	—	4,937,267	—	—	—	4,937,267
Other comprehensive (loss) income		—	—	—	—	(4,251)	(24,695)	113,149	—	84,203
Total comprehensive income (loss) for the year	22	—	—	—	—	4,933,016	(24,695)	113,149	—	5,021,470
Appropriation of prior year’s earnings:	21
Legal reserve		—	—	232,611	—	(232,611)	—	—	—	—
Special reserve		—	—	—	(19,802)	19,802	—	—	—	—
Cash dividends		—	—	—	—	(1,599,928)	—	—	—	(1,599,928)
Changes in associates accounted for using equity method	20	—	4,834	—	—	—	—	—	—	4,834
Balance at December 31, 2021		7,272,401	6,055,621	2,070,505	—	8,521,848	(86,025)	307,865	—	24,142,215
Year 2022
Balance at January 1, 2022		7,272,401	6,055,621	2,070,505	—	8,521,848	(86,025)	307,865	—	24,142,215
Profit for the year		—	—	—	—	3,439,697	—	—	—	3,439,697
Other comprehensive income (loss)		—	—	—	—	177,886	68,656	(62,213)	—	184,329
Total comprehensive income (loss) for the year	22	—	—	—	—	3,617,583	68,656	(62,213)	—	3,624,026
Appropriation of prior year’s earnings:	21
Legal reserve		—	—	505,482	—	(505,482)	—	—	—	—
Cash dividends		—	—	—	—	(3,127,133)	—	—	—	(3,127,133)
Changes in associates accounted for using equity method		—	152	—	—	—	—	—	—	152
Balance at December 31, 2022		7,272,401	6,055,773	2,575,987	—	8,506,816	(17,369)	245,652	—	24,639,260
Year 2023
Balance at January 1, 2023		7,272,401	6,055,773	2,575,987	—	8,506,816	(17,369)	245,652	—	24,639,260
Profit for the year		—	—	—	—	1,967,565	—	—	—	1,967,565
Other comprehensive income (loss)		—	—	—	—	8,947	16,713	(153,542)	(43,094)	(170,976)
Total comprehensive income (loss) for the year	22	—	—	—	—	1,976,512	16,713	(153,542)	(43,094)	1,796,589
Appropriation of prior year’s earnings:	21
Legal reserve		—	—	354,986	—	(354,986)	—	—	—	—
Cash dividends		—	—	—	—	(1,672,652)	—	—	—	(1,672,652)
Balance at December 31, 2023		7,272,401	6,055,773	2,930,973	—	8,455,690	(656)	92,110	(43,094)	24,763,197

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2021, 2022 and 2023

	Notes	2021	2022	2023	2023
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before income tax		6,035,585	4,027,872	2,268,226	74,077
Adjustments to reconcile profit (loss)
Depreciation expenses	13,15,29,42	4,634,112	4,751,902	4,779,333	156,085
Expected credit losses (gains)		299	897	(302)	(10)
Interest expense	28,42	120,998	142,439	265,957	8,686
Interest income	25,42	(9,980)	(57,199)	(193,189)	(6,309)
Dividend income	26	(4,690)	(9,816)	(6,592)	(215)
Share of profit of associates and joint ventures accounted for using equity method	42	(625,733)	(453,715)	(219,891)	(7,182)
(Gain) loss on valuation of financial assets at fair value through profit or loss	7,27	(15,262)	69,404	(39,254)	(1,282)
Gain on disposal of property, plant and equipment, net	24	(33,935)	(74,548)	(18,431)	(602)
Gain from lease modifications	24	(891)	(139)	—	—
Impairment loss on property, plant and equipment	13,24,43	4,843	12,721	9,236	302
Deferred revenue		(12,389)	(17,859)	(20,839)	(681)
Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		(290,637)	162,332	124,743	4,074
Current contract assets		(11,242)	18,788	(2,470)	(81)
Accounts and notes receivable		(980,816)	1,962,959	(944,603)	(30,849)
Other receivables		(46,089)	15,849	48,736	1,592
Inventories		(1,105,102)	(3,232)	641,761	20,959
Prepayments		(67,401)	37,748	3,104	101
Other non-current assets		6,915	—	—	—
Accounts and notes payable		42,694	(451,480)	224,469	7,331
Other payables		471,766	(161,212)	(90,786)	(2,965)
Current provisions		818	22,362	6,921	226
Current refund liabilities		(15)	27,274	544	18
Other current liabilities		(6,838)	8,097	1,293	42
Net defined benefit liability, non-current		(23,362)	(21,839)	(21,179)	(692)
Cash generated from operations		8,083,648	10,009,605	6,816,787	222,625
Interest received		10,344	42,170	194,136	6,340
Dividend received		17,140	26,416	10,327	337
Interest paid		(99,857)	(107,210)	(227,488)	(7,429)
Income tax paid		(691,566)	(1,354,548)	(186,280)	(6,084)
Net cash generated from operating activities		7,319,709	8,616,433	6,607,482	215,789

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2021, 2022 and 2023

	Notes	2021	2022	2023	2023
		NT$000	NT$000	NT$000	US$000
Cash flows from investing activities
Acquisition of financial assets at amortized cost		—	(133,182)	(72,201)	(2,358)
Proceeds from repayments of financial assets at amortized cost		188,023	69,022	130,220	4,253
Acquisition of financial assets at fair value through other comprehensive income	11	—	—	(12,500)	(408)
Proceeds from disposal of financial assets at fair value through profit or loss		9,427	—	—	—
Acquisition of property, plant and equipment	33	(5,881,506)	(4,699,369)	(3,073,881)	(100,389)
Proceeds from disposal of property, plant and equipment		120,586	77,339	83,679	2,733
(Increase) decrease in refundable deposits		(92)	(493)	1,064	35
Increase in other non-current assets		(501,177)	(400,569)	(160,703)	(5,248)
Increase in long-term deferred revenue		49,349	25,328	14,145	462
Net cash used in investing activities		(6,015,390)	(5,061,924)	(3,090,177)	(100,920)
Cash flows from financing activities	34
Proceeds from short-term bank loans		2,195,726	348,006	1,273,873	41,603
Payments on short-term bank loans		(1,463,975)	(1,079,757)	(1,273,873)	(41,603)
Payment on lease liabilities		(289,668)	(237,869)	(293,383)	(9,581)
Proceeds from long-term bank loans		4,908,782	4,567,672	2,430,224	79,367
Payments on long-term bank loans		(3,256,450)	(54,000)	(1,522,918)	(49,736)
Decrease in guarantee deposits		(45)	(25)	(365)	(12)
Cash dividend paid	21	(1,599,928)	(3,127,133)	(1,672,652)	(54,626)
Net cash generated from (used in) financing activities		494,442	416,894	(1,059,094)	(34,588)
Effect of foreign exchange rate changes		(6,236)	19,025	(780)	(25)
Net increase in cash and cash equivalents		1,792,525	3,990,428	2,457,431	80,256
Cash and cash equivalents at beginning of year	6	4,113,651	5,906,176	9,896,604	323,207
Cash and cash equivalents at end of year	6	5,906,176	9,896,604	12,354,035	403,463

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2021, 2022 and 2023

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

2.
The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on April 11, 2024.

3.
Application of new and revised IFRS® Accounting Standards, International Accounting Standards (“IAS”), International Financial Reporting Interpretations Committee (“IFRIC®”) Interpretations and Standing Interpretations Committee (“SIC®”) Interpretations issued by the International Accounting Standards Board (“IASB”), (collectively, “IFRSs”)
a)
Amendments to IFRSs and the new interpretation that are mandatorily effective for the current year

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 1, “Disclosure of Accounting Policies”	January 1, 2023
Amendments to IAS 8, “Definition of Accounting Estimates”	January 1, 2023
Amendments to IAS 12, “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”	January 1, 2023
Amendments to IAS 12, “International Tax Reform–Pillar Two Model Rules”	May 23, 2023
IFRS 17, “Insurance Contracts”	January 1, 2023
Amendments to IFRS 17, “Insurance Contracts”	January 1, 2023
Amendment to IFRS 17, “Initial Application of IFRS 17 and IFRS 9 – Comparative Information”	January 1, 2023

Based on the Group’s assessment, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance.

b)
New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 16, “Lease Liability in a Sale and Leaseback”	January 1, 2024
Amendments to IAS 1, “Classification of Liabilities as Current or Non-current”	January 1, 2024
Amendments to IAS 1, “Non-current Liabilities with Covenants”	January 1, 2024
Amendments to IAS 7 and IFRS 7, “Supplier Finance Arrangements”	January 1, 2024
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
Amendments to IAS 21, “Lack of Exchangeability”	January 1, 2025

Based on the Group’s assessment, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

4.
Summary of material accounting policies

The principal accounting policies applied in the preparation of these accompanying consolidated financial statements are set out below. These policies have been consistently applied during the reported periods, unless otherwise stated.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

(b)
Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%)
				December 31,
Name of investor	Name of investee	Main business	Location	2022	2023
The Company	ChipMOS U.S.A., Inc. (“ChipMOS USA”)	Marketing of semiconductors and electronic related products	San Jose, USA	100	100
The Company	ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”)	Holding company	British Virgin Islands	100	100
ChipMOS BVI	ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”)	Marketing of semiconductors and electronic related products	Shanghai, People’s Republic of China (“PRC”)	100	100

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

December 31, 2021, 2022 and 2023

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

December 31, 2021, 2022 and 2023

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
j)
Accounts receivable
(a)
Accounts receivable entitle the Group a legal right to receive consideration in exchange for transferred goods or rendered services.
(b)
The short-term accounts receivable without bearing interest are subsequently measured at initial invoice amount as the effect of discounting is immaterial.
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

December 31, 2021, 2022 and 2023

n)
Non-current assets held for sale

Non-current assets are classified as assets held for sale when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. They are stated at the lower of carrying amount and fair value less costs to sell.

o)
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

(d)
The assets’ residual values, useful lives and depreciation methods are reviewed, and adjusted if appropriate, at each financial year-end. If expectations for the assets’ residual values and useful lives differ from previous estimates or the patterns of consumption of the assets’ future economic benefits embodied in the assets have changed significantly, any change is accounted for as a change in estimate under IAS 8, “Accounting Policies, Change in Accounting Estimates and Errors”, from the date of the change. The estimated useful lives of property, plant and equipment are as follows:

Buildings	1 to 51 years
Machinery and equipment	1 to 20 years
Tools	1 to 4 years
Others	1 to 7 years

q)
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

December 31, 2021, 2022 and 2023

u)
Derecognition of financial liabilities

A financial liability is derecognized when the obligation specified in the contract is either discharged or cancelled or expires.

v)
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

w)
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

December 31, 2021, 2022 and 2023

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

December 31, 2021, 2022 and 2023

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

(b)
The progress towards completion on Assembly services, services for Display panel driver semiconductor assembly and testing (“LCDD”) and Bumping are measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. The Group provides assembly and testing services based on customer’s specification, thus, the input costs incurred to assembly and testing volume completed in testing services are not linear over the duration of these services. Customer payment on assembly and testing services is based on predetermined payment schedule. A contract asset is recognized when the Group provides services in excess of customer’s payment.
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

5.
Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 29, 2023, which was NT$30.62 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

6.
Cash and cash equivalents

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Cash on hand and petty cash	450	450
Checking accounts and demand deposits	2,248,954	1,434,939
Time deposits	7,647,200	10,918,646
	9,896,604	12,354,035

a)
The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.
b)
No cash and cash equivalents of the Group were pledged to others.
7.
Financial assets at fair value through profit or loss

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Current:
Financial assets mandatorily measured at fair value through profit or loss
Listed stocks	171,988	53,747
Valuation adjustment	(43,764)	(11,012)
	128,224	42,735

a)
Amounts recognized in profit or loss in relation to the financial assets at fair value through profit or loss are listed below:

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Financial assets mandatorily measured at fair value through profit or loss
Listed stocks	13,673	(75,211)	22,001
Beneficiary certificates*	2,530	5,807	17,253
Foreign partnership interests	(941)	—	—
	15,262	(69,404)	39,254

* Beneficiary certificates represent money market funds the Company held during the reporting period. As of December 31, 2021, 2022 and 2023, there were no beneficiary certificates classified as current financial assets at fair value through profit or loss (“FVTPL”).

b)
No financial assets at FVTPL were pledged to others.
c)
Information relating to price risk of financial assets at FVTPL is provided in Note 41 a).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

8.
Financial assets at amortized cost

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Current:
Time deposits	98,731	41,066
Non-current:
Restricted bank deposits	37,362	37,411

a)
Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Interest income	1,187	587	1,861

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
d)
Information relating to credit risk of financial assets at amortized cost is provided in Note 41 a).
9.
Accounts receivable

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Accounts receivable	4,384,232	5,328,835
Less: Loss allowance	(2,669)	(2,454)
	4,381,563	5,326,381

a)
The Group’s credit term granted to customers is 30~90 days. Receivables do not bear interest. The loss allowance is determined based on the credit quality of customers. Information relating to credit risk is provided in Note 41 a).
b)
The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Current	4,357,073	5,326,523
Within 1 month	27,159	2,089
1-2 months	—	223
	4,384,232	5,328,835

c)
As of December 31, 2022 and 2023, accounts receivable were all from contracts with customers. And as of January 1, 2022, the balance of accounts receivable from contracts with customers was NT$6,344,246 thousand.
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

10.
Inventories

	December 31, 2022
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	3,316,039	(105,630)	3,210,409

	December 31, 2023
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	2,754,911	(186,263)	2,568,648

The cost of inventories recognized as an expense for the year:

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Cost of revenue	20,103,735	18,611,515	17,723,687
Loss on abandonment	552	9,448	2,483
Allowance for (reversal of) inventory valuation and obsolescence loss	41,770	(15,956)	80,633
	20,146,057	18,605,007	17,806,803

a)
Allowance for inventory valuation and obsolescence loss was recognized due to the change in net realizable value.
b)
No inventories of the Group were pledged to others.
11.
Non-current financial assets at fair value through other comprehensive income

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Designation of equity instruments
Foreign unlisted stocks	38,534	38,534
Valuation adjustment	299,568	81,783
	338,102	120,317

a)
Based on the Group’s business model, the foreign unlisted stocks held for strategic investments were elected to classify as Financial assets at fair value through other comprehensive income. As of December 31, 2022 and 2023, the fair value of aforementioned investments is the carrying amount at the end of each reporting period.
b)
Amounts recognized in other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Financial assets at fair value through other comprehensive income
Foreign unlisted stocks	122,514	(46,419)	(217,785)

c)
No financial assets at fair value through other comprehensive income were pledged to others.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

d)
In April 2023, the Company acquired 1,000 thousand ordinary shares of Daypower Energy Co., Ltd. (“Daypower Energy”) in the amount of NT$12,500 thousand, representing 10% of shareholding and was recorded as financial assets at fair value through other comprehensive income. Subsequently, in August 2023, the Company participated in the re-election of the directors of Daypower Energy and obtained significant influence by holding one seat in Daypower Energy’s Board of Directors. As a result, the Company reclassified the investment as investment accounted for using equity method from financial assets at fair value through other comprehensive income. Information related to Daypower Energy investment is provided in Note 12.
e)
Information about fair value measurement is provided in Note 41 b).
12.
Investments accounted for using equity method

Associates	December 31, 2022	December 31, 2023
	NT$000	NT$000
JMC ELECTRONICS CO., LTD. (“JMC”)	267,070	277,076
Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) (Note)	4,086,378	—
Daypower Energy	—	13,466
	4,353,448	290,542

Note: On December 21, 2023, the Company's Board of Directors approved its subsidiary ChipMOS BVI to sell the investment accounted for using equity method in Unimos Shanghai and reclassified the investment as non-current assets held for sale. Information relating to non-current assets held for sale is provided in Note 14.

a)
The carrying amount of the Group’s interests in all individually immaterial associates and the Group’s share of the operating results are summarized below:

As of December 31, 2022 and 2023, the carrying amount of the Group’s individually immaterial associates amounted to NT$4,353,448 thousand and NT$290,542 thousand, respectively.

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Profit for the year from continuing operations	625,733	453,715	1,714
Other comprehensive income (loss), net of income tax	28,843	(28,254)	12,993
Total comprehensive income	654,576	425,461	14,707

b)
JMC has quoted market prices. As of December 31, 2022 and 2023, the fair value was NT$249,000 thousand and NT$303,780 thousand, respectively.
c)
Both JMC and Daypower Energy are recognized as investment accounted for using equity method given that the Company retains significant influence by holding one seat in JMC’s and Daypower Energy’s Board of Directors.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

13.
Property, plant and equipment, net

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	2023
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	452,738	13,379,852	59,197,255	5,716,357	2,615,959	504,200	81,866,361
Accumulated depreciation and impairment	—	(7,994,344)	(46,438,887)	(4,919,660)	(2,067,265)	—	(61,420,156)
	452,738	5,385,508	12,758,368	796,697	548,694	504,200	20,446,205
January 1	452,738	5,385,508	12,758,368	796,697	548,694	504,200	20,446,205
Additions	—	1,303	5,579	291	1,376	3,219,922	3,228,471
Disposals	—	—	(16,574)	(11,038)	—	—	(27,612)
Reclassifications	2,000	469,597	1,787,140	586,090	226,610	(3,071,437)	—
Depreciation expenses	—	(557,187)	(3,043,504)	(635,227)	(262,388)	—	(4,498,306)
Impairment losses	—	—	(9,236)	—	—	—	(9,236)
Exchange adjustment	—	—	—	—	(19)	—	(19)
December 31	454,738	5,299,221	11,481,773	736,813	514,273	652,685	19,139,503
December 31
Cost	454,738	13,850,418	60,650,428	5,959,251	2,774,055	652,685	84,341,575
Accumulated depreciation and impairment	—	(8,551,197)	(49,168,655)	(5,222,438)	(2,259,782)	—	(65,202,072)
	454,738	5,299,221	11,481,773	736,813	514,273	652,685	19,139,503

a)
Amount of borrowing costs capitalized as part of property, plant and equipment and the range of the interest rates for such capitalization are as follows:

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Amount of interest capitalized	11,193	10,856	7,692
Range of the interest rates for capitalization	1.1358%	1.0094%	1.4588%

b)
Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 36.
14.
Non-current assets held for sale

On December 21, 2023, the Company's Board of Directors approved its subsidiary ChipMOS BVI to sell the 45.0242% owned equity investment accounted for using equity method in Unimos Shanghai to Suzhou Oriza PuHua Zhixin Equity Investment Partnership (L.P.) and other local Chinese investment management companies. Therefore, the investment accounted for using equity method of Unimos Shanghai have been reclassified as non-current assets held for sale at the carrying amount. The equity transfer is expected to be completed in the first half of 2024.

a)
Assets held for sale:

December 31, 2023
NT$000
Investment accounted for using equity method in Unimos Shanghai	4,278,658
b)
Information relating to cumulative income or expense recognized in other comprehensive income relating to disposal assets classified as held for sale is provided in Note 22.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

15.
Leasing arrangements – lessee
a)
The Group leases various assets, including land, buildings, machinery and equipment, and others. Lease contracts are typically made for periods of 2 to 30 years. For machinery and equipment, lease contracts are between 2 to 3 years. For land, lease contracts are between 10 to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease contracts do not impose covenants, but leased assets may not be used as security for borrowing purposes.
b)
The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	Carrying amount
	December 31, 2022	December 31, 2023
	NT$000	NT$000
Land	630,969	615,385
Buildings	8,214	7,723
Machinery and equipment	257,196	411,809
Others	2,613	2,585
	898,992	1,037,502

	Depreciation expenses
	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Land	20,486	21,904	21,524
Buildings	9,870	10,861	11,738
Machinery and equipment	247,090	194,059	245,304
Others	1,634	1,997	2,461
	279,080	228,821	281,027

c)
For the years ended December 31, 2022 and 2023, additions to right-of-use assets were NT$308,550 thousand and NT$419,625 thousand, respectively.
d)
The information on profit or loss accounts relating to lease contracts is as follows:

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Items affecting profit or loss
Interest expense on lease liabilities	15,245	14,556	18,757
Expense on short-term lease contracts	143,791	95,213	55,944

e)
For the years ended December 31, 2021, 2022 and 2023, the Group’s total cash outflow for leases were NT$448,290 thousand, NT$333,133 thousand and NT$351,063 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

16.
Other payables

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Payable to equipment suppliers	1,405,931	1,196,181
Salaries and bonuses payable	1,002,577	994,651
Employees’ compensation payable	447,303	250,181
Pension payable	16,541	16,825
Directors’ remuneration payable	11,182	6,255
Interest payable	7,768	9,625
Other expense payable	905,179	1,005,327
	3,796,481	3,479,045

17.
Long-term bank loans

Type of loans	Period and payment term	December 31, 2022	December 31, 2023
		NT$000	NT$000
Government granted bank loans	Borrowing period is from March 11, 2020 to October 15, 2032; interest is repayable monthly; principal is repayable monthly from March 15, 2023	14,056,131	14,972,311
Less: Unamortized interest on government granted bank loans		(88,330)	(60,592)
Less: Current portion (fee included)		(1,522,917)	(2,263,718)
		12,444,884	12,648,001
Interest rate range		1.075%~1.625%	1.2%~1.75%
Unused credit lines of long-term bank loans
NT$000		9,671,868	7,232,770

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
b)
On May 15, 2018, the Company entered into a syndicated loan with eleven banks in Taiwan, including Taiwan Cooperative Bank, in the amount of NT$12 billion with a term of five years. Funding from this syndicated loan was used to repay the existing debt of financial institutions and broaden the Company’s mid-term working capital. Pursuant to the syndicated loan agreement, the Group is required to maintain certain financial ratios including current ratio, interest protection multiples and debt to equity ratio during the loan periods. The syndicated loan was fully repaid in advance in March 2022.
c)
Information about the items that are pledged to others as collaterals for long-term bank loans is provided in Note 36.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

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

(a)
The amounts recognized in the statements of financial position are as follows:

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Present value of defined benefit obligations	(759,548)	(744,191)
Fair value of plan assets	500,333	516,854
Net defined benefit liability	(259,215)	(227,337)

(b)
Movements in net defined benefit liability are as follows:

	2021
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(943,391)	431,740	(511,651)
Current services cost	(237)	—	(237)
Interest (expense) income	(4,629)	2,137	(2,492)
	(948,257)	433,877	(514,380)
Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	5,613	5,613
Impact on changes in demographic assumptions	(20,022)	—	(20,022)
Financial assumption movement effect	23,757	—	23,757
Experience adjustments	(24,347)	—	(24,347)
	(20,612)	5,613	(14,999)
Pension fund contribution	—	26,091	26,091
Paid pension	9,192	(9,192)	—
December 31	(959,677)	456,389	(503,288)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	2022
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(959,677)	456,389	(503,288)
Current services cost	(257)	—	(257)
Interest (expense) income	(6,589)	3,161	(3,428)
	(966,523)	459,550	(506,973)
Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	34,550	34,550
Financial assumption movement effect	73,218	—	73,218
Experience adjustments	114,466	—	114,466
	187,684	34,550	222,234
Pension fund contribution	—	25,524	25,524
Paid pension	19,291	(19,291)	—
December 31	(759,548)	500,333	(259,215)

	2023
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(759,548)	500,333	(259,215)
Current services cost	(133)	—	(133)
Interest (expense) income	(11,150)	7,441	(3,709)
	(770,831)	507,774	(263,057)
Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	3,187	3,187
Impact on changes in demographic assumptions	14,216	—	14,216
Financial assumption movement effect	(7,103)	—	(7,103)
Experience adjustments	399	—	399
	7,512	3,187	10,699
Pension fund contribution	—	25,021	25,021
Paid pension	19,128	(19,128)	—
December 31	(744,191)	516,854	(227,337)

(c)
The Bank of Taiwan was commissioned to manage the fund of the Company’s defined benefit pension plan in accordance with the fund’s annual investment and utilization plan and the Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund (Article 6: The scope of utilization for the fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings are less than aforementioned rates, government shall make payment for the deficit after being authorized by the authority. The Company has no right to participate in managing and operating

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

that fund and hence the Company is unable to disclose the classification of the fair value of plan asset in accordance with IAS 19, “Employee Benefits” paragraph 142. The composition of fair value of plan assets as of December 31, 2022 and 2023 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.
(d)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2022	2023
Discount rate	1.50%	1.40%
Future salary increase	3.50%	3.50%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

The present value of defined benefit obligations is affected by the change in actuarial assumption. The analysis was as follows:

	Discount rate		Future salary increase
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2022
Effect on present value of defined benefit obligations	(20,992)	21,860	21,385	(20,651)
December 31, 2023
Effect on present value of defined benefit obligations	(17,562)	18,228	17,817	(17,262)

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

(e)
Expected contributions to the defined benefit pension plans of the Company for the year ending December 31, 2024 amounts to NT$24,000 thousand.
(f)
As of December 31, 2023, the weighted average duration of that retirement plan is 9.7 years. The analysis of timing of the future pension payment was as follows:

December 31, 2023
NT$000
Within 1 year	69,288
1-2 years	42,487
2-5 years	115,279
5-10 years	181,850
408,904

b)
Defined Contribution Plans
(a)
Effective from July 1, 2005, the Company established a defined contribution pension plan (“New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2021, 2022 and 2023 were NT$197,076 thousand, NT$201,606 thousand and NT$190,913 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

(b)
According to the defined contribution pension plan stipulated by PRC, ChipMOS Shanghai contributes monthly on amount based on a certain percentage of the local employees’ monthly salaries and wages. The contribution percentage was both 16% for the years ended December 31, 2021, 2022 and 2023. The pension of each employee is managed by the government and ChipMOS Shanghai has no further obligations except the monthly contribution. The pension costs under defined contribution pension plan of ChipMOS Shanghai for the years ended December 31, 2021, 2022 and 2023 were NT$209 thousand, NT$380 thousand and NT$604 thousand, respectively.
19.
Capital stock
a)
As of December 31, 2023, the Company’s authorized capital was NT$9,700,000 thousand, consisting of 970,000 thousand ordinary shares, and the paid-in capital was NT$7,272,401 thousand with a par value of NT$10 per share, consisting of 727,240 thousand ordinary shares. All proceeds from shares issued have been collected.
b)
As of December 31, 2023, the outstanding ADSs were approximately 4,234,970 units representing 84,699 thousand ordinary shares and each ADS represents 20 ordinary shares of the Company. The major terms and conditions of the ADSs are summarized as follows:
(a)
Voting rights:

ADS holders have no right to directly attend, vote or speak in shareholders’ meetings with respect to the deposited shares. The depository bank shall vote on behalf of ADS holders or provide voting instruction to the designated person of the Company. The depository bank shall vote in the manner as instructed by ADS holders.

(b)
Distribution of dividends:

ADS holders are deemed to have the same rights as holders of ordinary shares with respect to the distribution of dividends.

c)
The number of the Company’s ordinary shares outstanding as of January 1 and December 31 of 2021, 2022 and 2023 were all 727,240 thousand shares, respectively.
20.
Capital surplus

Pursuant to the ROC Company Act, any capital surplus arising from paid-in capital in excess of par value on issuance of ordinary shares and donations can be used to cover accumulated deficits or to issue new shares or cash to shareholders in proportion to their share ownership, provided that the Company has no accumulated deficits. Furthermore, the ROC Securities and Exchange Act requires that the amount of capital surplus to be capitalized mentioned above may not exceed 10% of the paid-in capital each year. The capital surplus may not be used to cover accumulated deficits unless the surplus reserve is insufficient.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	2023
	Share premium	Others	Total
	NT$000	NT$000	NT$000
January 1	6,043,483	12,290	6,055,773
December 31	6,043,483	12,290	6,055,773

21.
Retained earnings
a)
Under the Company’s Articles of Incorporation, upon the final settlement of accounts, if there is net profit, the Company shall first set aside the tax payable and offset its losses before setting aside a legal capital reserve at 10% of the remaining profit. The Company shall then set aside or reverse the special capital reserve in accordance with the laws and regulations and as requested by the competent authorities. The remaining profit of that fiscal year, as well as the accumulated undistributed profit at the beginning of the same year and the adjusted undistributed profit of the given fiscal year, shall be distributable profit. If there is any surplus distributable profit after the Board of Directors sets aside a reserve based on the Company’s operational needs, such surplus profit may be distributed in full or in part to shareholders as dividends, subject to the approval of the shareholders’ meeting.
b)
The Company’s dividend policy is summarized here. A proposal on the distribution of dividends shall be submitted by the Board of Directors annually to the shareholders’ meeting, and be based on factors such as past years’ profit, the current and future investment environment, the Company’s capital needs, competition in the domestic and foreign markets, and budgets, with an aim to pursuing shareholders’ interests and balancing the dividend distribution and the long-term financial plan of the Company. The distribution of profits of the Company can be made in the form of cash dividends or stock dividends, provided that the cash dividend shall account for at least 10% of the total profit distributed as dividends in the given year.
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
e)
The appropriations of 2020, 2021 and 2022 earnings were resolved in the shareholders’ meeting held on July 12, 2021, May 26, 2022 and May 30, 2023, respectively. The appropriations and dividends per share are as follows:

	2020		2021		2022
	Amount	Cash distribution per share	Amount	Cash distribution per share	Amount	Cash distribution per share
	NT$000	NT$	NT$000	NT$	NT$000	NT$
Legal reserve	232,611		505,482		354,986
Special reserve	(19,802)		—		—
Cash dividend	1,599,928	2.20	3,127,133	4.30	1,672,652	2.30

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

22.
Other equity interest

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	2023
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Total
	NT$000	NT$000	NT$000	NT$000
January 1	(17,369)	245,652	—	228,283
Currency translation differences
- The Company	16,713	—	—	16,713
- Non-current assets held for sale	—	—	(43,094)	(43,094)
Evaluation adjustment
- The Company	—	(217,785)	—	(217,785)
- Associates	—	12,605	—	12,605
Evaluation adjustment related tax
- The Company	—	51,638	—	51,638
December 31	(656)	92,110	(43,094)	48,360

23.
Revenue

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Revenue from contracts with customers	27,400,035	23,517,064	21,356,228

a)
The Group is primarily engaged in the assembly and testing services of high-integration and high-precision integrated circuits, and recognized revenue based on the progress towards completion of performance obligation during the service period. Information on revenue disaggregation is provided in Note 42.
b)
Contract assets

The Group has recognized the following contract assets in relation to revenue from contracts with customers:

	January 1, 2022	December 31, 2022	December 31, 2023
	NT$000	NT$000	NT$000
Contract assets	400,255	381,358	383,883

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

24.
Other income (expenses), net

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Gain on disposal of property, plant and equipment, net	33,935	74,548	18,431
Gain on disposal of scrapped materials	52,254	35,381	44,662
Gain on disposal of items purchased on behalf of others	21,945	19,107	12,729
Gain from lease modifications	891	139	—
Impairment loss on property, plant and equipment	(4,843)	(12,721)	(9,236)
Others	21,405	13,479	19,357
	125,587	129,933	85,943

25.
Interest income

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Bank deposits	8,772	56,612	191,265
Financial assets at amortized cost	1,187	587	1,861
Other interest income	21	—	63
	9,980	57,199	193,189

26.
Other income

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Rental income	17,326	35,848	48,264
Grant income	12,480	21,327	22,727
Dividend income	4,690	9,816	6,592
	34,496	66,991	77,583

27.
Other gains and losses

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Foreign exchange (losses) gains, net	(89,152)	448,097	78,170
Gain (loss) on valuation of financial assets at fair value through profit or loss	15,262	(69,404)	39,254
Reimbursement of ADSs service charge	2,284	2,412	2,121
Compensation income	1,524	174	20
Others	4,253	5,288	15,936
	(65,829)	386,567	135,501

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

28.
Finance costs

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Interest expense
Bank loans	116,946	138,731	254,892
Lease liabilities	15,245	14,556	18,757
Others	—	8	—
Less: Amounts capitalized in qualifying assets	(11,193)	(10,856)	(7,692)
	120,998	142,439	265,957
Finance expense	10,186	10,840	433
	131,184	153,279	266,390

29.
Expenses by nature

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Raw materials and supplies used	5,518,145	4,512,527	3,991,490
Employee benefit expenses	6,757,888	6,466,303	5,836,068
Depreciation expenses	4,634,112	4,751,902	4,779,333
Others	5,053,088	4,699,586	4,926,828
	21,963,233	20,430,318	19,533,719

30.
Employee benefit expenses

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Salaries	5,632,219	5,302,234	4,741,380
Directors’ remuneration	40,164	28,621	23,980
Labor and health insurance	424,901	449,223	432,568
Pension	200,014	205,671	195,359
Other personnel expenses	460,590	480,554	442,781
	6,757,888	6,466,303	5,836,068

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
b)
Based on profit as of the end of reporting period, for the years ended December 31, 2021, 2022 and 2023, the employees’ compensation were accrued at NT$673,387 thousand, NT$447,303 thousand and 250,181 thousand, respectively; the directors’ remuneration were accrued at NT$25,690 thousand, NT$11,182 thousand and NT$6,255 thousand, respectively.
c)
For the year of 2022, employees’ compensation and directors’ remuneration recognized were consistent with the amounts resolved in the Board of Directors’ meeting.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

31.
Income tax expense
a)
Income tax expense
(a)
Components of income tax expense:

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Current income tax:
Current income tax on profits for the period	1,109,752	771,378	426,878
Income tax on unappropriated retained earnings	227,467	159,744	85,607
Prior year income tax overestimation	(184,284)	(255,935)	(182,778)
Total current income tax	1,152,935	675,187	329,707
Deferred income tax:
Relating to origination and reversal of temporary differences	(54,617)	(87,012)	(29,046)
Income tax expense	1,098,318	588,175	300,661

(b)
The income tax (charge)/credit relating to components of other comprehensive income are as follows:

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	30,459	(12,559)	(51,638)
Remeasurement of defined benefit obligations	(2,999)	44,447	2,140
	27,460	31,888	(49,498)

b)
Reconciliation of income tax expense and the accounting profit:

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Tax calculated based on profit before tax and statutory tax rate	1,207,605	804,086	451,676
Effects from adjustments based on regulation	(152,618)	(131,873)	(74,094)
Gain on investment in associates	—	11,923	19,228
Prior year income tax overestimation	(184,284)	(255,935)	(182,778)
Income tax on unappropriated retained earnings	227,467	159,744	85,607
Effect of different tax rates in countries in which the Group operates	148	230	1,022
Income tax expense	1,098,318	588,175	300,661

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

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

December 31, 2021, 2022 and 2023

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	2023
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	21,126	16,127	—	37,253
Property, plant and equipment	38,894	1,847	—	40,741
Provisions	12,859	1,518	—	14,377
Deferred revenue	8,132	(6,506)	—	1,626
Net defined benefit liability	48,433	(4,236)	(2,140)	42,057
Unrealized exchange losses	24,217	(6,032)	—	18,185
Others	5,625	3,418	—	9,043
Total	159,286	6,136	(2,140)	163,282
Deferred tax liabilities
Property, plant and equipment	(116,974)	42,142	—	(74,832)
Financial assets at fair value through other comprehensive income	(72,843)	—	51,638	(21,205)
Gain on investment in associates	(11,923)	(19,228)	—	(31,151)
Others	(1)	(4)	—	(5)
Total	(201,741)	22,910	51,638	(127,193)
Information presented on statements of financial position:
Deferred tax assets	159,286			163,282
Deferred tax liabilities	(201,741)			(127,193)

d)
The Company has not recognized taxable temporary differences associated with investments as deferred tax liabilities. As of December 31, 2022 and 2023, the amounts of temporary differences not recognized as deferred tax liabilities were NT$1,080,272 thousand and NT$1,245,171 thousand, respectively.
e)
The Company’s income tax returns through 2021 have been assessed and approved by the Tax Authority.
32.
Earnings per share

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	Year ended December 31, 2022
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	3,439,697	727,240	4.73
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		15,406
Profit attributable to equity holders of the Company	3,439,697	742,646	4.63

	Year ended December 31, 2023
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	1,967,565	727,240	2.71
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		7,698
Profit attributable to equity holders of the Company	1,967,565	734,938	2.68

33.
Supplemental cash flow information

Partial cash paid for investing activities

Property, plant and equipment

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Purchase of property, plant and equipment	6,552,702	4,918,482	3,228,471
Add: Beginning balance of payable to equipment suppliers	1,145,359	1,816,555	1,405,931
Less: Ending balance of payable to equipment suppliers	(1,816,555)	(1,405,931)	(1,196,181)
Less: Ending balance of payable to equipment suppliers – related parties	—	—	(58,549)
Less: Transfer from other non-current assets	—	(629,737)	(305,791)
Cash paid during the year	5,881,506	4,699,369	3,073,881

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

34.
Changes in liabilities from financing activities

	2021
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	—	7,733,565	21,670	870,495	8,625,730
Changes in cash flow from financing activities	731,751	1,652,332	(45)	(289,668)	2,094,370
Adjustment of right-of-use assets	—	—	—	255,179	255,179
Amortization of loan fees	—	7,646	—	—	7,646
Amortization of interest expense	—	19,822	—	15,245	35,067
December 31	731,751	9,413,365	21,625	851,251	11,017,992

	2022
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	731,751	9,413,365	21,625	851,251	11,017,992
Changes in cash flow from financing activities	(731,751)	4,513,672	(25)	(237,869)	3,544,027
Adjustment of right-of-use assets	—	—	—	292,464	292,464
Amortization of loan fees	—	10,026	—	—	10,026
Amortization of interest expense	—	30,738	—	14,556	45,294
December 31	—	13,967,801	21,600	920,402	14,909,803

	2023
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	13,967,801	21,600	920,402	14,909,803
Changes in cash flow from financing activities	907,306	(365)	(293,383)	613,558
Adjustment of right-of-use assets	—	—	419,625	419,625
Amortization of interest expense	36,612	—	18,757	55,369
December 31	14,911,719	21,235	1,065,401	15,998,355

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

35.
Related party transactions
a)
Parent and ultimate controlling party

The Company has neither a parent company nor an ultimate controlling party. The transactions between the Company and its subsidiaries were eliminated in the accompanying consolidated financial statements and were not disclosed herein. The transactions between the Group and other related parties are as follows.

b)
Names of related parties and relationship

Name	Relationship
Unimos Shanghai	Associate
JMC	Associate
Daypower Energy	Associate
Siliconware Precision Industries Co., Ltd. (“SPIL”)	Entity that has significant influence over the Company

c)
Significant related party transactions
(a)
Payable to equipment suppliers

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Daypower Energy	—	58,549
(b)
Acquisition of property, plant and equipment

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
SPIL	—	—	35,261
d)
Key management personnel compensation

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Salaries and other short-term employee benefits	243,405	211,620	176,702
Post-employment compensation	2,156	2,197	2,158
	245,561	213,817	178,860

36.
Pledged assets

		Carrying amount
Assets	Purpose	December 31, 2022	December 31, 2023
		NT$000	NT$000
Non-current financial assets at amortized cost	Lease and bank loan	37,362	37,411
Property, plant and equipment, net
- Land	Bank loan	452,738	454,738
- Buildings	Bank loan	5,385,508	5,299,221
- Machinery and equipment	Bank loan	8,204,983	8,173,618
		14,080,591	13,964,988

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

37.
Significant contingent liabilities and unrecognized contract commitments
a)
A letter of guarantee was issued by the financial institutions to the Customs Administration of the Ministry of Finance for making payment of customs-duty deposits when importing. As of December 31, 2022 and 2023, the amounts guaranteed by the financial institutions were NT$135,600 thousand and NT$71,900 thousand, respectively.
b)
Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Property, plant and equipment, net	1,703,841	1,940,740

38.
Significant disaster loss

None.

39.
Significant events after the reporting period

On December 21, 2023, the Company’s Board of Directors approved its subsidiary ChipMOS BVI to sell the 45.0242% owned equity investment accounted for using equity method in Unimos Shanghai. The equity transfer is expected to be completed in the first half of 2024.

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

The liabilities to assets ratio at December 31, 2022 and 2023 were as follows:

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Total liabilities	20,303,685	21,397,287
Total assets	44,942,945	46,160,484
Liabilities to assets ratio	45.18%	46.35%

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

41.
Financial risk management and fair values of financial instruments
a)
Financial instruments
(a)
Financial instruments by category

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	128,224	42,735
Financial assets at fair value through other comprehensive income
Designation of equity instruments	338,102	120,317
Financial assets at amortized cost
Cash and cash equivalents	9,896,604	12,354,035
Financial assets at amortized cost	136,093	78,477
Accounts receivable	4,381,563	5,326,381
Other receivables	131,863	44,576
Refundable deposits	21,771	20,707
	15,034,220	17,987,228
Financial liabilities
Financial liabilities at amortized cost
Notes payable	132	484
Accounts payable	560,802	784,919
Other payables	3,796,481	3,479,045
Other payables – related parties	—	58,549
Long-term bank loans (including current portion)	13,967,801	14,911,719
Lease liabilities (including current portion)	920,402	1,065,401
Guarantee deposits	21,600	21,235
	19,267,218	20,321,352

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

December 31, 2021, 2022 and 2023

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
3.
The Group’s foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar for cash and cash equivalents, accounts receivable, other receivables, bank loans, accounts payable and other payables (including related parties).
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	December 31, 2023
	Foreign currency	Exchange rate	Carrying amount (NT$000)
(Foreign currency: functional currency)
Financial assets
Monetary items
US$000	149,837	30.7050	4,600,745
JPY000	188,904	0.2172	41,030
RMB000	5,595	4.3270	24,210
Non-monetary items
JPY000	553,946	0.2172	120,317
Financial liabilities
Monetary items
US$000	21,175	30.7050	650,178
JPY000	1,102,264	0.2172	239,412

5.
The total exchange (losses) gains, including realized and unrealized (losses) gains arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2021, 2022 and 2023, amounted to (NT$89,152) thousand, NT$448,097 thousand and NT$78,170 thousand, respectively.
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	Year ended December 31, 2022
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	320,903	—
JPY000	5%	1,336	—
RMB000	5%	1,587	—
Financial liabilities
Monetary items
US$000	5%	16,938	—
JPY000	5%	18,449	—

	Year ended December 31, 2023
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	230,037	—
JPY000	5%	2,052	—
RMB000	5%	1,211	—
Financial liabilities
Monetary items
US$000	5%	32,509	—
JPY000	5%	11,971	—

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
2.
The Group invests in beneficiary certificates and listed stocks issued by the domestic companies. The prices of equity securities would change due to change of the future value of investee companies. For the years ended December 31, 2021, 2022 and 2023, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Group’s profit before income tax by NT$3,600 thousand, NT$1,282 thousand and NT$427 thousand, respectively.
3.
The Group’s investments in financial instruments comprise foreign unlisted stocks. The prices of financial instruments would change due to different valuation models and assumptions used. Analysis related to the effect on profit or other comprehensive income if these assumptions change is provided in Note 41 b) (g).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

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
4.
For the years ended December 31, 2021, 2022 and 2023, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group’s profit before income tax approximately by NT$102,489 thousand, NT$140,561 thousand and NT$149,723 thousand, respectively, mainly due to the Group’s floating rate on bank loans.
ii)
Credit risk
1.
Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss, mainly resulted from its operating activities (primarily accounts receivable) and from its financing activities (primarily deposits with banks and financial instruments). The Group is exposed to credit risk arising from the carrying amount of the financial assets recognized in the consolidated statements of financial position.
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
4.
The Group adopts the assumptions under IFRS 9, “Financial Instruments” and the default is deemed to have occurred when the contract payments are past due over 90 days.
5.
The Group categorized contract assets, accounts receivable and other receivables by characteristics of credit risk and applied the simplified approach using loss rate methodology to estimate expected credit loss.
6.
The Group referred to the forecastability of business monitoring indicators published by the ROC National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of contract assets, accounts receivable and other receivables. As of December 31, 2022 and 2023 the loss rate methodologies are as follows:

	December 31, 2022
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.060%	0.060%	0.060%
Total carrying amount	381,587	4,384,232	131,908
Loss allowance	(229)	(2,669)	(45)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	December 31, 2023
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.045%	0.045%	0.045%
Total carrying amount	384,057	5,328,835	44,589
Loss allowance	(174)	(2,454)	(13)

7.
Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows:

	2021
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(117)	(1,620)	(10)
Provision for impairment loss	(3)	(290)	(6)
December 31	(120)	(1,910)	(16)

	2022
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(120)	(1,910)	(16)
Provision for impairment loss	(109)	(759)	(29)
December 31	(229)	(2,669)	(45)

	2023
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(229)	(2,669)	(45)
Reversal of impairment loss	55	215	32
December 31	(174)	(2,454)	(13)

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
2.
The primary source of liquidity for the Group is from bank loans. See Note 17 for details of the unused credit lines of the Group as of December 31, 2022 and 2023.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

3.
The contractual undiscounted cash flows of notes payable, accounts payable and other payables (including related parties) due within one year and is equivalent to its carrying amount. Except for the aforementioned, the table below summarizes the maturity profile of the Group’s non-derivative financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Group does not consider the probability of early repayments requested by the banks.

	December 31, 2022
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Long-term bank loans	1,699,165	5,675,288	5,354,335	1,914,280	14,643,068
Lease liabilities	174,460	182,767	57,057	704,503	1,118,787
Guarantee deposits	—	—	—	21,600	21,600
	1,873,625	5,858,055	5,411,392	2,640,383	15,783,455

	December 31, 2023
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Long-term bank loans	2,469,744	7,506,844	4,273,199	1,330,797	15,580,584
Lease liabilities	267,759	250,104	57,856	681,975	1,257,694
Guarantee deposits	—	—	—	21,235	21,235
	2,737,503	7,756,948	4,331,055	2,034,007	16,859,513

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

(b)
The carrying amounts of cash and cash equivalents, financial assets at amortized cost, contract assets, accounts receivable, other receivables, refundable deposits, long-term bank loans, notes payable, accounts payable, other payables (including related parties), and guarantee deposits are approximate to their fair values.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

(c)
The related information of financial and non-financial instruments measured at fair value by level based on the nature, characteristics and risks of the assets and liabilities are as follows:
i)
The related information of natures of the assets and liabilities are as follows:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	128,224	—	—	128,224
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	338,102	338,102
	128,224	—	338,102	466,326

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	42,735	—	—	42,735
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	120,317	120,317
	42,735	—	120,317	163,052

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

(d)
The following table shows the movements of Level 3 for the years ended December 31, 2022 and 2023:

	Equity instruments
	2022	2023
	NT$000	NT$000
January 1	384,521	338,102
Gains or losses recognized in other comprehensive income
Recorded as unrealized loss on valuation of financial assets at fair value through other comprehensive income	(46,419)	(217,785)
Purchases	—	12,500
Reclassified as investments accounted for using equity method	—	(12,500)
December 31	338,102	120,317

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
(f)
The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2022	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
	NT$000
Non-derivative equity instrument:
Foreign unlisted stocks	338,102	Comparable companies	Enterprise value to EBITDA multiple	4.82	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.80%	The higher the discount for lack of marketability, the lower the fair value

	Fair value as of December 31, 2023	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
	NT$000
Non-derivative equity instrument:
Foreign unlisted stocks	120,317	Comparable companies	Enterprise value to EBITDA multiple	8.23	The higher the multiple, the higher the fair value
			Price to book ratio multiple	1.64	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.70%	The higher the discount for lack of marketability, the lower the fair value

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

(g)
The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2022
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign unlisted stocks	Enterprise value to EBITDA multiple	±1%	—	—	2,876	2,883
	Discount for lack of marketability	±1%	—	—	3,990	4,039
			—	—	6,866	6,922

			December 31, 2023
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign unlisted stocks	Enterprise value to EBITDA multiple	±1%	—	—	748	709
	Price to book ratio multiple	±1%	—	—	30	30
	Discount for lack of marketability	±1%	—	—	1,453	1,413
			—	—	2,231	2,152

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

42.
Segment information
a)
General information

The Group engages mainly in the assembly and testing of semiconductors, memory modules and general investments. In accordance with IFRS 8, “Operating Segments”, the Group’s segments include Testing, Assembly, LCDD, Bumping and others as the five reportable segments.

b)
Measurement of segment information

The Group’s reportable segments are strategic business units which provide different products and services. The accounting policies adopted by the operating segments are the same as the accounting policies described in Note 4.

c)
Information about segment profit or loss

The segment information provided to the chief operating decision maker for the reportable segments is as follows:

	Year ended December 31, 2021
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	5,899,600	7,963,714	8,211,099	5,325,622	—	—	27,400,035
Inter-segment	—	—	—	—	43,808	(43,808)	—
Total revenue	5,899,600	7,963,714	8,211,099	5,325,622	43,808	(43,808)	27,400,035
Operating profit (loss)	1,814,021	857,304	2,336,394	561,642	(6,987)	15	5,562,389
Depreciation expenses	(921,999)	(576,138)	(2,579,150)	(549,020)	(7,805)	—	(4,634,112)
Share of profit of associates	—	—	—	—	1,211,177	(585,444)	625,733
Interest income	—	—	—	—	9,980	—	9,980
Interest expense	—	—	—	—	(120,998)	—	(120,998)
Purchase of property, plant and equipment	1,841,359	1,553,475	2,748,697	408,751	420	—	6,552,702

	Year ended December 31, 2022
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	5,243,997	6,705,898	7,288,642	4,278,527	—	—	23,517,064
Inter-segment	—	—	—	—	50,600	(50,600)	—
Total revenue	5,243,997	6,705,898	7,288,642	4,278,527	50,600	(50,600)	23,517,064
Operating profit (loss)	1,253,477	(93,585)	1,795,741	268,159	(6,821)	(292)	3,216,679
Depreciation expenses	(1,042,455)	(694,835)	(2,505,297)	(500,863)	(8,452)	—	(4,751,902)
Share of profit of associates	—	—	—	—	884,555	(430,840)	453,715
Interest income	—	—	—	—	57,199	—	57,199
Interest expense	—	—	—	—	(142,439)	—	(142,439)
Purchase of property, plant and equipment	1,086,682	957,790	2,677,489	196,521	—	—	4,918,482

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	Year ended December 31, 2023
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,394,726	4,629,430	7,821,640	4,510,432	—	—	21,356,228
Inter-segment	—	—	—	—	59,481	(59,481)	—
Total revenue	4,394,726	4,629,430	7,821,640	4,510,432	59,481	(59,481)	21,356,228
Operating profit (loss)	514,707	(1,180,481)	2,058,285	522,386	(6,194)	(251)	1,908,452
Depreciation expenses	(1,065,689)	(722,462)	(2,547,253)	(435,709)	(8,220)	—	(4,779,333)
Share of profit of associates	—	—	—	—	420,393	(200,502)	219,891
Interest income	—	—	—	—	193,189	—	193,189
Interest expense	—	—	—	—	(265,957)	—	(265,957)
Purchase of property, plant and equipment	749,158	568,289	1,756,590	152,908	1,526	—	3,228,471

d)
Reconciliation for segment income (loss)

Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

e)
Information on products and services

	Year ended December 31,
	2021		2022		2023
	NT$000%		NT$000%		NT$000%
Testing	5,899,600	22	5,243,997	22	4,394,726	20
Assembly	7,963,714	29	6,705,898	29	4,629,430	22
LCDD	8,211,099	30	7,288,642	31	7,821,640	37
Bumping	5,325,622	19	4,278,527	18	4,510,432	21
	27,400,035	100	23,517,064	100	21,356,228	100

f)
Geographical information

	Year ended December 31,
	2021	2022	2023
	NT$000	NT$000	NT$000
Revenue
ROC	21,608,567	18,671,142	17,287,574
Japan	1,768,460	1,989,805	1,176,163
PRC	1,899,362	1,970,943	1,729,908
Singapore	1,630,733	390,488	676,088
Others	492,913	494,686	486,495
	27,400,035	23,517,064	21,356,228

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2021, 2022 and 2023

	December 31, 2022	December 31, 2023
	NT$000	NT$000
Non-current assets
ROC	21,677,980	20,360,166
PRC	2,291	1,279
Others	576	6,122
	21,680,847	20,367,567

g)
Major customer information

The information on the major customers which constituted more than 10% of the Group’s total revenue for the years ended December 31, 2021, 2022 and 2023 is as follows:

	Year ended December 31,
	2021		2022		2023
	NT$000%		NT$000%		NT$000%
Customers
Customer A	5,681,277	21	4,705,064	20	5,251,529	25
Customer B	2,484,611	9	1,868,583	8	2,834,188	13
Customer M	2,832,088	10	2,278,645	10	1,320,905	6

43.
Financial statements schedule: valuation and qualifying accounts

	January 1	Additions charged to expense or deduction of revenue	Deduction / Write-offs / Reversal	December 31
	NT$000	NT$000	NT$000	NT$000
Year 2021
Allowance for impairment of property, plant and equipment	182,002	4,843	(3,666)	183,179
Allowance for impairment of obsolescence and decline in market value of inventories	79,815	41,771	—	121,586
Provision for deficiency compensation	3,463	11,898	(11,080)	4,281
Sales for allowance	9,864	34,744	(34,759)	9,849
Year 2022
Allowance for impairment of property, plant and equipment	183,179	12,721	(1,433)	194,467
Allowance for impairment of obsolescence and decline in market value of inventories	121,586	—	(15,956)	105,630
Provision for deficiency compensation	4,281	79,827	(57,465)	26,643
Sales for allowance	9,849	94,641	(67,367)	37,123
Year 2023
Allowance for impairment of property, plant and equipment	194,467	9,236	—	203,703
Allowance for impairment of obsolescence and decline in market value of inventories	105,630	80,633	—	186,263
Provision for deficiency compensation	26,643	21,495	(14,574)	33,564
Sales for allowance	37,123	112,488	(111,944)	37,667

For movements in loss allowance for contract assets, accounts receivable, and other receivables, please refer to Note 41 a).