Form 20-F
period 2024-12-31
CHIPMOS TECHNOLOGIES INC
filed 2025-04-15
CIK 1123134

As filed with the Securities and Exchange Commission on April 15, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

As of December 31, 2024, 727,240,126 Common Shares, par value NT$10 each, were outstanding.

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

EXCHANGE RATES

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in the City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2024, which was NT$32.79 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all.

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

Disruptions in global inflation, interest rate rising, financial markets and trade tensions may occur that causes diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Particularly, the economics uncertainty caused by trade tensions and inflation, which led the weakness of macro-economic environment, will impact the end product market demand. The softness in broader market demand including smart phones, TVs, PC/servers and other consumer products, directly affects the inventory elimination of our customers. The decrease in segment revenue of display panel driver semiconductor assembly and testing services was principally due to the weakness of macro-economic environment, softness in market demand and customer adjustment of inventory levels, all of which led to the decreased utilization rate of our production lines since the second half of 2024.

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

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent assembly and testing services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels and in service fee from our customers may result in volatility in our revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may simplify, delay or forego final testing of certain types of semiconductors, such as dynamic random access memory or DRAM, NOR Flash and NAND Flash, which in turn may result in reduced demand for our services, adversely affecting our results of operations. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not materially and adversely affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, could materially adversely affect our financial condition and results of operations. Our revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our assembly and testing services and negatively affect our revenue and earnings. The Display driver market often aligns with broader economic trend, we cannot give any assurances that there will not be any downturn in the future or that any future downturn will not affect our results of operations. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our revenue and earnings.

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

Extra-tariffs in semiconductor content coming out of Taiwan could impact our business and reduce our profitability.

In February 2025, President Trump announced a plan to impose extra-tariffs on semiconductors. Despite the extra-tariffs in semiconductor content coming out of Taiwan would not directly impact our business nor gross profit based on currently business model, the end-users may restructure the supply chain to areas or countries that are not imposed extra-tariffs to reduce their cost, which could impact our further business. Furthermore, the end-customers maybe seek the opportunity for semiconductor supply chain absorbing the extra-tariffs to maintain their competition, that will reduce our revenue and gross profit.

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

A significant portion of our revenue is derived from testing and assembling memory semiconductors. In the past, our service fees for testing and assembling memory semiconductors were sharply reduced in tandem with the decrease in the average selling price of DRAM, NOR Flash and NAND Flash in the semiconductor industry. Oversupply of DRAM, NOR Flash or NAND Flash products and weak demand in the DRAM, NOR Flash or NAND Flash market may result in significant reductions in the price of DRAM, NOR Flash or NAND Flash products, which in turn may drive down the average prices for our assembly and testing services for DRAM, NOR Flash and NAND Flash products and further reduce our revenue and profit. We cannot assure you that there will not be further downturns in DRAM, NOR Flash or NAND Flash prices in the future.

A decrease in market demand for LCD, OLED, automotive panel and other display panel driver semiconductors may adversely affect our capacity utilization rates and thereby negatively affect our profitability.

Our assembly and testing services for Display panel driver semiconductors generated revenue of NT$7,289 million, NT$7,822 million and NT$7,319 million (US$223 million) in 2022, 2023 and 2024, respectively. We invested NT$2,677 million, NT$1,757 million and NT$2,258 million (US$69 million) in 2022, 2023 and 2024, respectively, on equipment for chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in assembly and testing services for LCD, OLED, automotive panel and other display panel driver semiconductors. Most of this equipment may not be used for technologies other than COF or COG. The demand went down in second half of 2022 due to customer inventory adjustment for market weakness. However, we observed some rebound sign for OLED and automotive panel driver IC demand since Lunar New Year holiday 2024 but it is still fluctuation since the second half of 2024. Any significant decrease in demand for these products and our related services would significantly impact our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the depreciation expenses for the equipment used in testing and assembling LCD, OLED, automotive panel and other display panel driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2024, we had approximately NT$13,759 million (US$420 million) outstanding long-term indebtedness. Our long-term indebtedness as of December 31, 2024, represented bank loans with an interest rate from 1.325% to 1.875%. As of December 31, 2024, NT$10,213 million (US$311 million) of our indebtedness was secured by collateral comprised of our assets.

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

We rely on a small group of customers for a substantial portion of our business. In 2024, our top five customers collectively accounted for 60% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to rely on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and materially adversely affect our business and profitability.

Semiconductor companies generally rely on service providers with whom they have established relationships to meet assembly and testing needs. New customers usually require us to pass a lengthy and rigorous qualification process. Accordingly, if we lose any of our key customers, we may not be able to replace them in a timely manner. If any of our key customers reduces or cancels its orders or terminates existing contractual arrangements, and if we are unable to attract new customers and establish new contractual arrangements with existing or new customers, our revenue could be reduced and our business and results of operations may be materially adversely affected.

Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected.

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 52%, 50% and 47% of our total cost of revenue in 2022, 2023 and 2024, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 22%, 26% and 25% of our total cost of revenue in 2022, 2023 and 2024, respectively. For Display panel driver semiconductor assembly and testing services, our fixed costs represented 61%, 59% and 58% of our total cost of revenue in 2022, 2023 and 2024, respectively. For bumping services, our fixed costs represented 21%, 19% and 17% of our total cost of revenue in 2022, 2023 and 2024, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and testing equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, the long-term assembly and testing services agreements we entered with certain customers may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

We are required to comply with the ROC and US securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), as required by Section 404 of the Sarbanes-Oxley Act of 2002. We carried out an evaluation, under the supervision and with the participation of management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer of the effectiveness of our internal controls over financial reporting as of December 31, 2024, and concluded those internal controls over financial reporting were effective as of that date. See “Item 15. Controls and Procedures” for more information. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest our effectiveness of internal controls over financial reporting or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares or ADSs.

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

Currently, we are nearly 58% of revenue denominated in US dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen and US dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of LCD, OLED, automotive panel and other display panel driver semiconductor, assembly and testing equipment, has been, and is expected to continue to be, denominated in US dollars with much of the remainder in Japanese yen. We also have debt denominated in NT dollars, Japanese yen, and US dollars. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

We may not be successful in our acquisitions, investments, joint ventures and dispositions, and may therefore be unable to implement fully our business strategy.

To implement our business strategy requires us to enter into acquisition, investment, joint venture and disposition transactions. These transactions may not be successful to maintain or grow our business. On December 21, 2023, the Company’s Board of Directors approved its wholly-owned subsidiary, ChipMOS TECHNOLOGIES (BVI) LTD., (“ChipMOS BVI”) to sell its entire 45.0242% equity interests in Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) for a total sale price of RMB 979.3 million in cash. Under the agreement, ChipMOS BVI sold its entire remaining 45.0242% equity interests in Unimos Shanghai to Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and other local Chinese investment management companies. In May 2024, the equity transfer of Unimos Shanghai had completed. Please see “Item 5. Operating and Financial Review and Prospects—Recent Acquisition” for additional information.

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD, OLED, automotive panel and other display panel driver semiconductor assembly and testing services, and the competition for such employees in Taiwan is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of February 28, 2025, 28% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

If our information technology systems or those of our service providers with whom we share our confidential information succumb to cyberattacks by third parties worldwide, our business and operations may be severely interrupted or even shut down, and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected.

Even though we have established a comprehensive internet and computing security network, we cannot guarantee that our computing systems which control or maintain vital corporate functions, such as our manufacturing operations and enterprise accounting, would be completely immune to crippling cyberattacks. In the event of a cyberattack, our systems may lose important corporate data or our production lines may be shut down pending the resolution of such cyberattack. Cyberattacks could also lead to loss or divulgence of trade secrets and other sensitive information, such as proprietary information of our customers and other stakeholders and personal information of our employees. While we seek to continuously review and assess our cybersecurity policies and procedures to ensure their confidentiality, integrity and availability, we cannot guarantee that we will not be susceptible to new and emerging risks and attacks in the evolving landscape of cybersecurity threats.

Malicious hackers may also try to introduce computer viruses, malicious software or ransomware into our network systems to disrupt our operations, blackmail us to regain control of our computing systems, or spy on us for sensitive information. These attacks may result in us having to pay damages for our delayed or disrupted orders or incur significant expenses in implementing remedial and improvement measures to further enhance our cybersecurity network, and may also expose us to significant legal liabilities arising from or related to legal proceedings or regulatory investigations associated with such breaches.

We employ certain third-party service providers for us and our affiliates worldwide with whom we need to share highly sensitive and confidential information to enable them to provide the relevant services. While we require such third-party service providers to strictly fulfill the confidentiality and/or internet security requirements in our service agreements with them, there is no assurance that each of them will comply with such obligations. Moreover, such third-party service providers may also be susceptible to cyberattacks. If we or our service providers are not able to timely resolve the respective technical difficulties caused by such cyberattacks, or ensure the confidentiality, integrity and availability of our data (and data belonging to our customers and other third parties) or maintain control of our or our service providers’ computing systems, our commitments to our customers and other stakeholders may be materially impaired and our results of operations, financial condition, prospects and reputation may also be materially and adversely affected. Please see “Item 16K. Cybersecurity” for additional information.

Risks Relating to Countries in Which We Conduct Operations

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

Our principal executive offices and our assembly and testing facilities are located in the ROC. As a result, our business, financial condition and results of operations and the market price of our common shares or ADSs may be affected by changes in the ROC governmental policies and the political relationship between the ROC and the PRC, as well as social instability and diplomatic and social developments in or affecting the ROC which are beyond our control. The ROC has a unique international political status. The PRC government regards Taiwan as a province and does not recognize the legitimacy of the ROC as an independent country. Relations between the ROC and the PRC have often been strained. In March 2005, the PRC government enacted the “Anti-Secession Law” codifying its policy of retaining the right to use military force to gain control over Taiwan, particularly under what it considers as highly provocative circumstances, such as a declaration of independence by Taiwan or the refusal by the ROC to accept the PRC’s stated “One China” principle.

In 2024, the pro-independence Democratic Progressive Party (“DPP”) won Taiwan’s Presidential Election. The President, Lai Ching-te, stressed that he would maintain the status quo with the PRC. However, the PRC continues to ramp up pressures through various means on the DPP administration for their refusal to accept the “One China” principle. It is uncertain how these different measures may affect our financial condition and results of operations, and there is no assurance that any future measures imposed by the PRC or ROC would not adversely affect our financial condition or results of operations.

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

ChipMOS has occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by its electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our operations. Such shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the government which intends to make Taiwan a nuclear-free country. The major earthquake in Hualien in 2024 further disrupted power generation facilities, and frequent typhoon strikes had a substantial impact on the semiconductor industry as well. If we are unable to secure reliable and uninterrupted supply of electricity to power our manufacturing fabs within Taiwan, our ability to fill customers’ orders would be severely jeopardized. We maintain a comprehensive risk management system dedicated to the safety of people, the conservation of natural resources, and the protection of property. In order to effectively handle emergencies and natural disasters, at each facility management has developed comprehensive plans and procedures that focus on risk prevention, emergency response, crisis management and business continuity. All ChipMOS manufacturing factories have been ISO 14001 certified (environmental management system) and ISO 45001 certified (occupational health and safety management system).

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

(1)
we pay stock dividends on our shares;
(2)
we make a free distribution of our shares;
(3)
holders of our ADSs exercise preemptive rights in the event of capital increases; or
(4)
to the extent permitted under the Deposit Agreement and the relevant custody agreement and within the amount of depositary receipts which have been withdrawn and canceled, investors purchase our shares, directly or through the depositary, on the TWSE, and deliver our shares to the custodian for deposit into our ADR facility, or our existing shareholders deliver our shares to the custodian for deposit into our ADR facility.

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

According to the merger agreement, entered between the Company and ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS Bermuda”) dated January 21, 2016 (the “Merger Agreement”), ChipMOS Bermuda merged with and into the Company, with the Company being the surviving company after the Merger. The transaction was accounted as capital reorganization within the Company and its subsidiaries (the “Group”), please see “Item 5. Operating and Financial Review and Prospects—Recent Acquisitions”. Any common shares of ChipMOS Bermuda issued and outstanding immediately prior to the effective time of the Merger was cancelled and, in exchange, each former holder of such cancelled common shares of ChipMOS Bermuda was entitled to receive, with respect to each such share (i) US$3.71 in cash, without interest, and (ii) 0.9355 ADSs representing 18.71 shares of the Company (each ADS representing 20 new common shares, par value of NT$10 each, to be issued by the Company) in exchange for each of ChipMOS Bermuda’s common share held (the US$3.71 in cash and together with the ADSs, the “Merger Consideration”). The Merger was completed and effective on October 31, 2016. The Company issued 512,405,340 common shares represented by the ADSs and the ADSs were listed on the Nasdaq on November 1, 2016.

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

Agreements with Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.)

On December 21, 2023, the Company’s Board of Directors approved its wholly-owned subsidiary, ChipMOS BVI to sell its entire 45.0242% equity interests in Unimos Shanghai for a total sale price of RMB 979.3 million in cash. Under the agreement, ChipMOS BVI sold its entire remaining 45.0242% equity interests in Unimos Shanghai to Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and other local Chinese investment management companies. ChipMOS BVI completed the equity interest transfer of Unimos Shanghai in May 2024, and fully received the consideration amounted in December 2024. For additional information on the transaction, see “Item 5. Operating and Financial Review and Prospects—Recent Acquisition”.

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

Semiconductors tested and assembled by us are used in personal computers, graphics applications such as game consoles, communications equipment, mobile products, such as cellular handsets, tablets, consumer electronic products, automotive/industry and display applications such as display panels. In 2024, 21.9% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 23.8% from assembly services for memory and logic/mixed-signal semiconductors, 32.2% from Display panel driver semiconductor assembly and testing services and 22.1% from bumping services for semiconductors, respectively.

In additional, stable long-term demand and high margin are basic characters of automotive application. More semiconductor chips and display panel are consumed with the trend of popularization of automotive panels and Electric Vehicle (EV) could benefit our margin and increase our earnings.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers. Semiconductors are critical components of these products and applications. Geopolitics and global inflationary pressures since the second half of 2024 are contributing factors to overall semiconductor industry supply chain inventory level increases and rapid decreases in end-user demand, except AI. Ongoing fluctuations in our markets related to these factors potentially affect our results of operations.

Memory Semiconductor Market

The potential for memory market growth is linked to anticipated memory content increases in consumer electronics, data center, wireless base-station, PC and smartphone applications due to updated system requirements (such as 5G & wifi 6), increasing use of storage, graphics in gaming and other applications. The memory market is dominated by two segments-DRAM and flash memory. Potential growth in the DRAM and NAND Flash market is expected to be driven by continued growth in both the commodity and niche DRAM market, as well as growth opportunities in mobile DRAM as memory requirements significantly increase for mobile applications and storage requirement for data center application. Flash memory market potential growth is expected to be driven by increasing memory requirements for cellular handsets, digital cameras, digital audio/video, server, wireless base-station and other mobile applications, and new application demand of NOR flash for automotive/industry, OLED panel and touch with display driver integration (TDDI). However, AI application drove strong demand of the High Bandwidth Memory (HBM), integrated DDR5 memory solution in 2023 and 2024.

LCD, OLED, automotive panel and Other Display panel Driver Semiconductor Market

Display panels are used in applications such as desktop monitors, notebooks, tables, television sets, cellular handsets and digital cameras. The end-user demand for LCD, OLED, automotive panel and other display panel driver semiconductors tends to very over time. The soft demand of TVs impacted our utilization level of COF assembly. Regarding the small panel application, an integrated driver IC solution, TDDI, which became main stream of smart phone panel since 2021. OLED and automotive panel DDIC growth in the second half of 2022. Also, as more and more displays are installed in cars and EV, more driver IC grew for automotive application in 2023 and 2024.

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

Outsourcing Trends in Semiconductor Manufacturing

Historically, integrated device manufacturers (“IDMs”), designed, manufactured, tested and assembled semiconductors primarily at their own facilities. In recent years, there has been a trend in the industry to outsource various segments of stages in the manufacturing process to reduce the high fixed costs resulting from the continuously more complex manufacturing process. Virtually every significant stage of the manufacturing process can be outsourced. The independent semiconductor manufacturing services market currently consists of wafer fabrication and probing services and semiconductor assembly and testing services. Most of the world’s major IDMs now use some independent semiconductor manufacturing services to maintain a strategic mix of internal and external manufacturing capacity. Many of these IDMs are continuously significantly reducing their investments in new semiconductor assembly and testing facilities.

The availability of technologically advanced independent semiconductor manufacturing services has also enabled the growth of “fabless” semiconductor companies that focus exclusively on semiconductor design and marketing and outsource fabrication, assembly and testing requirements to independent companies.

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

Increasing Focus on Core Competencies. As the costs of semiconductor manufacturing facilities increase, semiconductor companies are expected to further outsource wafer fabrication, assembly and testing requirements to focus their resources on core competencies, such as semiconductor design and marketing.

Time-to-Market Pressure. Increasingly short product life cycles have amplified time-to-market pressure for semiconductor companies, leading them to rely more and more on independent companies as a key source for effective wafer fabrication, assembly and testing services.

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

Our Strategy

Our goal is to reinforce our position as a leading independent provider of semiconductor assembly and testing services, concentrating principally on memory, logic/mixed-signal and OLED, automotive panel and other display panel driver semiconductors. The principal components of our business strategy are set forth below.

Focus on Providing Our Services to Potential Growth Segments of the Semiconductor Industry.

We intend to continue our focus on developing and providing advanced assembly and testing services for potential growth segments of the semiconductor industry, such as memory, logic/mixed-signal, OLED, automotive panel and other display panel driver semiconductors and bumping services. We believe that our investments in equipment and research and development in some of these areas allow us to offer a service differentiated from that of our competition. In order to benefit from the expected resumption of growth in these segments, we intend to continue to invest in capacity to meet the assembly and testing requirements of these key semiconductor market segments.

Continue to Invest in the Research and Development of Advanced Assembly and Testing Technologies.

Critical to our business growth is the continuation to expand our capabilities in testing and assembly and integrate wafer bumping and assembly core technologies to provide turn-key total solution service to our customers. We typically focus on advanced technologies that consist of greater potentials to generate higher margins. For example, we conducted new product introductions and on an on-going basis continue to expand our capabilities in fine-pitch wafer bumping, multi-chip package (“MCP”) and flip chip packaging. We are also introducing a low cost silver alloy bump products based on our intellectual property to service display panel market. We continue to maintain close working relationships with local and overseas research institutions and universities to keep abreast with leading edge technologies and broaden the scope of applications.

In 2024, we focus our research and development efforts in the following areas:

•
Silver alloy bumping technology.
•
1M1P Re-distribution Layer (RDL).
•
Double-layers COF with dual IC bonding technology in Micro-LED TV display.
•
Non-rectangular gold bump for COF packaging.
•
Flip-chip and wire bond hybrid package technology.

•
Thermal enhanced FCCSP with heat spreader package technology.

In 2024, we spent approximately 5.1% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of February 28, 2025, our research and development team comprised 680 employees.

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

Expand Our Offering of Vertically Integrated Services.

We believe that one of our competitive strengths is our ability to provide vertically integrated services to our customers. Vertically integrated services consist of the integrated testing, assembly and direct shipment of semiconductors to end-users designated by our customers. Providing vertically integrated services enables us to shorten lead times for our customers. Time-to-market and cost are sources of competitive advantage for our customers. As a result, our customers increasingly value our ability to provide them with comprehensive back-end services.

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

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2022	2023	2024
Testing	22.3%	20.6%	21.9%
Assembly	28.5%	21.7%	23.8%
Display panel driver semiconductor assembly and testing	31.0%	36.6%	32.2%
Bumping	18.2%	21.1%	22.1%
Total revenue	100.0%	100.0%	100.0%

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

Assembly

Our assembly services generally involve the following steps:

Wafer Lapping	The wafers are ground to their required thickness.

Die Saw	Wafers are cut into individual dies, or chips, in preparation for the die-attach process.

Die Attach	Each individual die is attached on the leadframe or organic substrate.

Wire Bonding	Using gold or silver wires, to connect the I/O pads on the die to the inner lead of leadframe or substrate.

Flip Chip Bonding	Using solder bumps or Cu pillar bumps on die, to connect the leadframe or substrate pad via soldering reflow.

Molding	The die and wires are encapsulated to provide physical support and protection.

Marking	Each individual package is marked to provide product identification.

Dejunking and Trimming	Mold flash is removed from between the lead shoulders through dejunking, and the dambar is cut during the trimming process.

Electrical Plating	A solderable coating is added to the package leads to prevent oxidization and to keep solder wettability of the package leads.

Ball Mount and Reflow	Each electrode pad of the substrate is first printed with flux, after which solder balls are mounted, heated and attached to the electrode pad of the substrate through a reflow oven.

Forming/Singulation	Forming involves the proper configuration of the device packages leads, and singulation separates the packages from each other.

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

Package	Lead- count	Description	End-User Applications
Thin Small Outline Package I (TSOP I)	48-56	Designed for high volume production of low lead-count memory devices, including flash memory, SRAM and MROM	Notebooks, personal computers, still and video cameras and standard connections for peripherals for computers

Thin Small Outline Package II (TSOP II)	44-86	Designed for memory devices, including flash memory, SRAM, SDRAM and DDR DRAM	Disk drives, recordable optical disk drives, audio and video products, consumer electronics, communication products
Quad Flat No Lead (QFN)	8-132	Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance	Wireless communication products, notebooks, audio and video products and consumer electronics

Low-Profile Quad Flat Package (LQFP)	48

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

Thermal enhanced quad flat no lead package providing small footprint (chip scale), light weight with good thermal and electrical performance Flip chip process is designed for better electrical performance compared to wire bonding process

Wireless communication products, notebooks, audio/video products and consumer electronics

Organic Substrate-based Packages. As the number of leads surrounding a traditional leadframe-based package increases, the leads must be placed closer together to reduce the size of the package. The close proximity of one lead to another can create electrical shorting problems and requires the development of continuously more sophisticated and expensive techniques to accommodate the high number of leads on the circuit boards.

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

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	24-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebooks, wireless systems

Fine-Pitch BGA	54-126	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebooks, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	24-176	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebooks, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	11-149	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products

Multi-Chip BGA	24-308	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebooks, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	24-345	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebooks, global positioning systems

FC Chip-scale Package (FC CSP)	16-872	Better IC protection and solder joint reliability compared to direct chip attach (DCA) and chip on board (COB)	Memory, logic, microprocessor, application processor (AP), baseband (BB), solid state device, radio frequency (RF)

Multi-Chip Hybrid Package (FC+WB)	153-345	Designed for assembly of two or more memory chips or combinations of memory and logic chips in one BGA package with both of flip chip and wire bonding	Universal Flash Storage (UFS), and BGA SSD

Chip on Wafer (CoW)	5-30	Integrated two different functional chips to a closer form into a compact package. Low-cost solution compared to through-silicon via (TSV)	Integrated MEMS

Land Grid Array (LGA) for FPS (Finger Print Sensor)	20-52	Very thin clearance (50um) between chip & compound hard color coating with scratch resistance for protection and appearance matching of mobile devices	Security protection for mobile devices, home, notebooks, etc.

Wafer Level Chip Scale Package (WLCSP)	4-125	WLCSP package size is almost the same as die size. Simple assembly process flow, low cost. Small package suitable to apply on hand-held 3C electronic products	Electronic Compass, audio converter, nor flash product, power control, sensor magnetometer, CMOS Image Sensor controller, Laser diode driver, power manager IC (PMIC)

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

Package	Connections	Description	End-User Applications
WLCSP	4-219	Very small package size (identical to die size), suitable for the low pin count and require the small package size application	Memory, ASICs, PMIC, MEMS devices, controllers, for mobile phones, tablets, ultra book computers and wearable products

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
•
Reduce Bump Pitch and die size (Cu pillar bump vs. solder bump), ideal for increasing gross die/wafer.
•
Smaller package form factor by reducing the wire loop height and wire span compared to conventional wirebond package.

Package	Connections	Description	End-User Applications
FC CSP	24-484	Superior electrical performance, smaller form factor	Power devices, RF, High speed Logic devices, wireless, memory or portable applications

Display Driver Semiconductors and Gold MCB Bumping

We also offer assembly and testing services for display driver semiconductors. We employ COF and COG technologies for testing and assembling display driver semiconductors. In addition, we offer gold bumping and metal composite bump services to our customers.

Note: Copper pillar service only for Max size: 9.9mmx9.4mm & pillar Account: 3,410

Chip-on-Film (COF) Technology

COF technology provides several additional advantages. For example, COF is able to meet the size, weight and higher resolution requirements in electronic products, such as display panels. This is because of its structural design, including an adhesive-free two-layer tape that is highly flexible, bending strength and its capacity to receive finer patterning pitch.

COF package has been using for large-size and high-resolution panel display, especially on TFT-LCD and OLED TV set and NB as well. In recent years, there has been an observable trend with which the average inner lead pitch of COF package went down to 23um with more than 90% of market demand. High thermal dissipation packaging technology is available for mass production. And dual IC with high thermal dissipation COF packaging technology is ready for 8K TV market. 18um/16um inner lead pitch 2-metal layer COF package is ready for production of coming AR/VR gear requirement. And we can test display driver semiconductors with frequency up to 6.5Gbps to fulfill high speed data rate requirement. Minus temperature COF package testing technology is in production for automotive application requirement.

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

Chip-on-Glass (COG) Technology

COG technology is an electronic assembly technology that is used in assembling display driver semiconductors including TV/monitor, mobile and wearable products. Compared to the traditional bonding process for COF, the new COG technology requires lower bonding temperature. In addition, the COG technology reduces assembly cost as it does not use tapes for interconnection between the LCD, OLED panel and the printed circuit board. The major application of COG products is on TFT-LCD and AMOLED display of smart phone and automotive market, it integrates source, gate driver of display driver IC (DDIC) and touch or timing Controller IC into one chip, so the output channel is higher than COF products. For the market trend of thinner smartphone, 120um in IC thickness is released for mass production and much thinner IC thickness is in development.

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

Based on the major product portfolio (judged by internal metal composition), we provide:

•
Gold Family (Au bump, Au metal composite bump and Au RDL)

Gold bumping technology, which is in high demand for LCD driver ICs. In 2023 and 2024, gold bumping development momentum will be emphasized on new products from OLED display penetration rate of smartphone, another focused business is that automotive category products continue to expand. In 2025, Display driver ICs business is challenged during geopolitical factor and major cost among of gold price is relative high cost and no sign to downward trend. It’s good opportunity to introduce our new structure Silver-Alloys bumps technology. We engage new customers to develop it and aim to mass production in the second quarter of 2025.

•
RDL technology

As high speed, high performance and high accuracy requirement, many electronic devices need the capability of transferring higher current. By using Re-distribution layer (RDL) technology which can relocate to the PKG wire bonding position where necessary. ChipMOS can provide several electroplating metal thickness based on customer design request, including 2P1M, 2P2M and 3P2M structures. The min. Line/space of RDL could be 5/5um that makes integration of MCP and SIP achievable. For electric property requirement, thicker thickness structure is also available, that enables total thickness to 25um. In 2025, more new customers in power industry and automotive field, develop new devices with Cu/Ni/Au structure, that enables the process to more end products with diversified applications. New structure of RDL with 1M1P/1P1M/1P2M are introduced with customer-oriented consideration.

•
Cu/Solder Family (WLCSP, Lead free solder plating and Cu Pillar)

We believe that consumer electronics are driving the application growth of these processes. From small wearable gadgets, NOR flash in TWS (True Wireless Stereo) applications, power management devices to emerging AIoT/AI development are all included. We developed 12” WLCSP process for NOR flash to provide a thinner and smallest chip size for product trend. In 2025, Copper pillar / Flip chip assembly is another packaging solution for customer required DDR5 device. Fine pitch Copper bump is an effective way to increase interconnection densities. The typical Copper pillar height is 50~70 um, further development is micro bump, with advances bump pitch 40um. We are prepared to provide taller bump height up to 110um for power devices and micro bump with bump pitch 40um , also the conventional 70-75 um bump height devices. Our portfolio toward Cu/Solder related processes are well-covered in customer needs. New 12 inch WLCSP product application in Mini LED TV driver will be added to our mass production since qualified in January, 2025. The product applications are including PMIC, Wearable, Storage, E-compass and CPS (smartphone), MCU, ALS (Ambient Light Sensor), Mini LED TV driver, AI.

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

Customer feedback on the test results enables us to adjust the conversion test programs prior to actual testing. We also typically assist our customers in collecting and analyzing the test results and recommend engineering solutions to improve customers’ design and production processes.

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

The number of our customers as of February 28, 2023, February 29, 2024 and February 28, 2025, respectively, was 73, 67 and 68. Our top 15 customers in terms of revenue in 2024 were (in alphabetical order):

Asahi Kasei Microdevices Corporation

Chipone Technology (Beijing) Co., Ltd.

Elite Semiconductor Microelectronics Technology Inc.

GigaDevice Semiconductor (HK) Limited

Himax Technologies, Inc.

ILI Technology Corporation

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

MediaTek Inc.

Micron Technology, Inc.

Novatek Microelectronics Corp.

Phison Electronics Corp.

Raydium Semiconductor Corporation

Synaptics Incorporated

Winbond Electronics Corporation

In 2022, our top three customers accounted for approximately 20%, 10% and 9% of our revenue, respectively. In 2023, our top three customers accounted for approximately 25%, 13% and 9% of our revenue, respectively. In 2024, our top three customers accounted for approximately 24%, 11% and 11% of our revenue, respectively.

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

	Year ended December 31,
	2022	2023	2024
Taiwan	79%	81%	80%
Japan	9%	6%	6%
PRC	8%	8%	7%
Singapore	2%	3%	4%
Others	2%	2%	3%
Total	100%	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, the United States and Mainland China. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Singapore, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD, OLED, automotive panel and other display panel driver semiconductors in Japan, Korea, Taiwan, Hong Kong and Mainland China. As of February 28, 2025, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 31 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

•
actively participate in the design process at the customers’ facilities;
•
resolve customer assembly and testing issues; and
•
promote timely and individualized resolutions to customers’ issues.

We conduct marketing research through our in-house customer service personnel and through our relationships with our customers and suppliers to keep abreast of market trends and developments. Furthermore, we do product and system bench marking analysis to understand the application and assembly technology evolution, such as analysis on mobile handsets and Tablet, PC, wearable products. In addition, we regularly collect data from different segments of the semiconductor industry and, when possible, we work closely with our customers to design and develop assembly and testing services for new products. Sale will cooperate with internal technology expert to work closely with our customers as project kick off. We provide full turnkey service (from design-in stage/design for bumping and assembly/design for testing services) to achieve design for mass production for new products. These “co-development” or “sponsorship” projects can be critical when customers seek large-scale, early market entry with a significant new product.

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2022, 2023 and 2024, we spent approximately NT$1,159 million, or 4.9%, NT$1,093 million, or 5.1% and NT$1,163 million (US$36 million), or 5.1%, respectively, of our revenue on research and development.

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
•
Enhance Pb free ball level capability (temperature cycle > 1000 cycles); and
•
High Frequency & Low loss Product Substrate design for FCCSP.
•
Develop 2P2M with thick Cu RDL and taller Cu Pillar bump height technology for power management chip product.
•
Develop 12 inch stand-alone thinner technology for WLCSP.
•
Develop extremely narrow IC width (<0.42mm) of display driver COF packaging technology services.
•
Technical services for COF packaging and applying for non-display product.
•
DDR5 DRAM assembly technology development.
•
Thermal enhanced Flip-chip BGA with Heat sink assembly technology development.

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

As of February 28, 2025 we employed 680 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

As of February 28, 2025, we employed 51 personnel for our quality control activities. Our quality control staff typically includes engineers, technicians and other employees who monitor assembly and test processes in order to ensure high quality. We employ quality control procedures in the following critical areas:

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

All of our facilities have obtained ISO 26262 road vehicles-functional safety system certification in December 2019 and obtained IATF 16949 quality system certification in December 2017. In addition, our facilities in Hsinchu and Tainan have been recertified with ISO 9001 for substantial revision since 2015.

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

As a result of our ongoing focus on quality, in 2024, we achieved monthly assembly yields of an average of 99.92% for our memory and logic/mixed-signal assembly packages, 99.99% for our COF packages, 99.97% for our COG packages and 99.96% for our bumping products (including gold bump, RDL and WLCSP). The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to lead frames or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD, OLED, automotive panel and other display panel driver semiconductor assembly and testing process include gold, carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 19%, 19% and 20% of our revenue in 2022, 2023 and 2024, respectively.

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

Intellectual Property

As of February 28, 2025, we held 296 patents in Taiwan, 85 patents in the United States, 160 patents in Mainland China, 1 patent in the United Kingdom and 2 patents in Korea and Japan, respectively, relating to various semiconductor assembly and testing technologies. These patents will expire at various dates through to 2044. As of February 28, 2025, we also had a total of 17 pending patent applications in Taiwan, and 71 in Mainland China. In addition, we have registered “ChipMOS” and its logo as trademarks in Taiwan, the United States, Mainland China, Singapore, Hong Kong, Korea, Japan, the United Kingdom and the European Community.

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

Government Regulations

As discussed above under “—Intellectual Property”, governmental regulation of our intellectual property may materially affect our business. The failure to protect our property rights would deprive us of our ability to stay competitive in the semiconductor industry. Our intellectual property rights are protected by the relevant patent and intellectual property agencies of the European Community, the United Kingdom, the United States, Mainland China, Korea, Japan and Taiwan.

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

All of our facilities in Taiwan have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the ISO 45001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei, Hukou, Hsinchu Industrial Park and Southern Taiwan Science Park have won numerous awards including “Green Factory Label” from 2013 to 2024, “Enterprises Environmental Protection Gold Grade Award” in 2018 and 2019, “Occupational Safety and Health Excellent Award” in 2016, 2017, 2021 to 2024, “Green Building Label” in 2014 and 2017 up to now. We are also certified the “Health Promotion Awards” from 2012 to 2024. We continue to encourage our employees to participate in community environmental campaigns and better environmental friendly practices.

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

ChipMOS ESG Committee is the highest decision-making sustainability management organization within the Company. The Chairman & President acted as the Chairperson and be the top of management executives of ESG Committee, the Executive Vice Presidents holds the highest management position for the south and north fabs; the key members are senior executives of each business unit, who work together to set sustainable development goals in line with the Company’s business strategy and implement sustainability plans in daily operations. The ESG Committee reports quarterly to the Board of Directors on the status and results of sustainability projects, including issues such as promotion of net-zero emission for sustainability (including GHG inventories and verification), annual sustainability results (including stakeholder communication), mid- and long-term ESG goals, and results of risk management.

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

Green Production and Green Manufacturing

Global warming and climate change have become phenomenon that enterprises around the world need to address. ChipMOS continues to follow the Paris Agreement and strives to increase the use of renewable energy and improve the efficiency of energy use on the basis of strengthening adaptation to climate change, so as to reducing greenhouse gases and controlling global temperature rise, on top of enhancing adaptability to climate change. ChipMOS is committed to building solar power generation system up to 10% of the contracted power generation in 2025, planning various energy saving goals and achieve a company-wide energy saving rate more than 1%, and implementing products’ Carbon and Water Footprint and Material Flow Cost Accounting and more. Through reducing consumption and carbon emissions, we hope to reduce the impacts on the environment. At the same time, we also continue to educate employees to enhance their awareness of environmental protection. These efforts have also been extended to our suppliers and stakeholders as we hope to work collectively to become a low-carbon, energy-saving, and green enterprise.

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

Long-Term Customer Partnerships

ChipMOS promises that products and services delivered to customers can meet their needs, are competitive, and are served on a timely basis. Upholding the principle of customer service, we provide comprehensive products and services from a customer oriented perspective with the aim of becoming customers’ trusted, long-term partners.

Social Inclusion and Local Community Partnership

With the two major visions, namely “Environmental Sustainability” and “Public Welfare Practice”, ChipMOS has developed four major development aspects, including “Environment-Friendly”, “Community Feedback”, “Care for the disadvantaged” and “Talent Cultivation”, linking the 17 UN SDGs, while focusing on three SDGs (SDG 3, SDG 4 and SDG 11).

Environmental Sustainability

Various plans are conducted based on the two major aspects, “environmental friendliness” and “community feedback”. For the implementation strategy, we start from the Company internally and work with the community. Other than taking care of the surrounding environment, we also work together with our employees to love the Earth with diverse approaches. It is expected to take practical actions for fighting against climate change and global warming together.

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

Corporate Governance

ChipMOS has established the corporate governance structure and formulated good governance system, abides by legal regulations and ethical management to ensure the Company’s robust operations and growth in line with its Articles of Incorporation, “Corporate Governance Best Practice Principles” and applicable laws and regulations. We strengthen supervision and management over the Company’s operations through the Board of Directors and are committed to protecting the rights and interests of shareholders and all other stakeholders. We actively communicate and interact with stakeholders, continue to enhance information transparency and fulfill sustainable development, which are also the key developments promoted by corporate governance.

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

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for the Company is approximately NT$130.51 billion.

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

Facilities

We provide testing services through our facilities in Taiwan at following locations: Chupei, the Hsinchu Industrial Park, the Hsinchu Science Park, and the Southern Taiwan Science Park. We provide assembly services through our facility at the Southern Taiwan Science Park. We own the land for our Hsinchu Industrial Park testing facility and Chupei facility and we lease two parcels of land for our Hsinchu Science Park testing facility with lease expiration in year 2027 and 2034, respectively, and two parcels of land for our Southern Taiwan Science Park facility with lease expiration in year 2032 and 2044.

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of February 28, 2025.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	40,526	10 steppers 19 sputters 326 testers
Hsinchu Industrial Park	Testing	25,864	127 testers 18 burn-in ovens
Hsinchu Science Park	Testing	31,169	193 testers 53 burn-in ovens
Southern Taiwan Science Park	Assembly/Testing	184,325	790 wire bonders 109 inner-lead bonders 726 testers

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Test equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors test business. Upon the acquisition of new test equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the test equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of February 28, 2025, we operated 646 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturers Advantest Corporation.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of February 28, 2025, we operated 790 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, stealth dicing, die separator, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Assembly and Testing of LCD, OLED, automotive panel and Other Display Panel Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp. As of February 28, 2025, we operated 10 steppers and 19 sputters for gold bumping, 109 inner-lead bonders for assembly and 726 testers for LCD, OLED, automotive panel and other display panel driver semiconductors. We are currently in the process of purchasing additional test equipment. The test equipment can be used for the COF and COG processes, while the inner-lead bonders are only used in the COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the COF processes.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We are a company limited by shares, incorporated in ROC on July 28, 1997. We provide a broad range of back-end assembly and testing services. Testing services include wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. We also offer WLCSP products and turn-key flip chip assembly and testing services using variety of leadframe and organic substrate carries. In addition, we provide gold bumping, reel to reel assembly and testing services for LCD, OLED, automotive panel and other display panel driver semiconductors by employing COF and COG technologies. Our copper bumping technology supports non-driver type of products, such as RDL, copper pillar, WLCSP etc. In 2024, our consolidated revenue was NT$22,696 million (US$692 million) and our profit for the year attributable to equity holders of the Company was NT$1,440 million (US$44 million).

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

On November 30, 2016, the Company and Unigroup Guowei executed the Equity Interest Transfer Agreement. Under the agreement, ChipMOS BVI, a wholly-owned subsidiary of the Company, would sell 54.98% of the equity interests of its wholly-owned subsidiary, Unimos Shanghai, to strategic investors, including Unigroup Guowei, a subsidiary of Tsinghua Unigroup, which will hold 48% equity interests of Unimos Shanghai, and the other strategic investors, including a limited partnership owned by Unimos Shanghai’s employees, will own 6.98% equity interest of Unimos Shanghai. In March 2017, ChipMOS BVI completed the sale of 54.98% equity interests of Unimos Shanghai to Unigroup Guowei and other strategic investors. Unimos Shanghai was no longer the subsidiary of ChipMOS BVI. On June 30, 2017, we completed the first stage capital injection of Unimos Shanghai, and on January 19, 2018, completed the second stage capital injection of Unimos Shanghai. On December 16, 2019, Unigroup Guowei and one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50% equity interests of Unimos Shanghai after the transaction completed. On May 11, 2020, one of the strategic investor sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory, which holds 50.94% equity interests of Unimos Shanghai after completed transaction. On July 24, 2023, Yangtze Memory sold and transferred all equity interests of Unimos Shanghai to Yangtze Memory Holding, which holds 50.94% equity interests of Unimos Shanghai after completed transaction. On December 21, 2023, we entered into an agreement to sell the entire remaining 45.0242% equity interests in Unimos Shanghai to the local Chinese investment management companies. The equity interest transfer had been completed in May 2024. See “Item 4. Information on the Company—Our Structure and History” for more details.

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

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade. Due to COVID-19, work-from-home and study-from-home demand had explosive growth, semiconductor face a strong demand for two years. However, the semiconductor supply chain inventory level increases and end-user demand rapidly decrease influenced by geopolitics and global inflationary pressures. Demand soft caused customers’ inventory adjustments and macro weakness. These macro headwinds impacted the worldwide semiconductor demand and lifted the inventory level, causing memory and panel demand soft and marketing price down since the second half of 2024.

Declining Average Selling Prices of Our Assembly and Testing Services. The semiconductor industry is characterized by a general decrease in prices for products and services over the course of product and technology life cycles. The rate of decline is particularly steep during periods of intense competition and adverse market conditions.

To enhance the competitiveness and increase the revenue, we will continue to seek to:

•
improve production efficiency and attain high capacity utilization rates;
•
concentrate on testing of potentially high-demand, high-growth semiconductors;
•
develop new assembly technologies; and
•
implement new technologies and platforms to shift into potentially higher margin services.

Market Conditions for the End-User Applications for Semiconductors. Market conditions in the semiconductor industry, to a large degree, track those for end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors that we test and assemble may reduce demand for our services and, in turn, materially adversely affect our financial condition and results of operations. Our revenue is largely attributable to fees from testing and assembling semiconductors including DDIC and non-DDIC electronic components, for use in smart mobile devices, automotive and industrial market. Continuous pricing pressure on our assembly and testing services would negatively affect our earnings.

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

Recent Acquisition

On February 23, 2023, the Board of Directors of the Company adopted a resolution to acquire 1,000 thousand shares of Daypower Energy Co., Ltd. (“Daypower Energy”) in the amount of NT$12.5 million, representing 10% of shareholding. In August 2023, the Company holds one seat in Daypower Energy’s Board of Directors. In August 2024, the Company participated in the cash capital increase of Daypower Energy according to its shareholding ratio, with a payment amount of NT$12.5 million.

On December 21, 2023, the Board of Directors of the Company has approved the proposed RMB 979.3 million sale of the equity interests in Unimos Shanghai by the Company’s wholly-owned subsidiary, ChipMOS BVI, which is included as Exhibit 4.22. Under the agreement, ChipMOS BVI sold its entire remaining 45.0242% equity interests in Unimos Shanghai to Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and other local Chinese investment management companies. In May 2024, the equity transfer was completed and the total consideration under the all-cash sale of RMB 979.3 million has fully received in December 2024.

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

	Year ended December 31,
	2022	2023	2024	2024
	NT$	NT$	NT$	US$
	(in millions)
Testing	$5,244.0	$4,394.7	$4,967.9	$151.5
Assembly	6,705.9	4,629.4	5,390.4	164.4
Display panel driver semiconductor assembly and testing	7,288.7	7,821.7	7,319.0	223.2
Bumping	4,278.5	4,510.4	5,018.6	153.1
Total	$23,517.1	$21,356.2	$22,695.9	$692.2

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

Most of our customers do not place purchase orders far in advance. Our contracts with customers generally do not require minimum purchases of our products or services. Our customers’ purchase orders have varied significantly from period to period because demand for their products is often volatile. We have strategically entered into long-term capacity agreements with some of our customers. Under certain of those long-term agreements, we have agreed to reserve capacity for our customers and our customers have agreed to place orders in the amount of the reserved capacity (which is subject in certain cases to reduction by the customers). As part of our strategy, we intend to continue to enter into additional long-term capacity agreements as well as focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy would assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers. Depending on customer demands, market conditions and other considerations, we remain to be focused on expansion of our operations with possible future long-term capacity agreements.

Our financial condition and results of operations have also been, and are likely to continue to be, affected by price pressures on our service fees, which tend to decline in tandem with the declining average selling prices of the products we test and assemble over the course of product and technology life cycles. In order to maintain our margins, it is necessary to offset the fee erosion by continually improving our production efficiency and maintaining high capacity utilization rates. We also plan to continue to develop and implement new technologies and expand our services into potentially higher-margin segments. These efforts require significant upfront investment in advance of incremental revenue, which could impact our margins.

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

Revenue Recognition

We generally recognize our revenue from services for assembly and testing services based on the progress towards completion of performance obligation during the service period, and the sales discount is accrued based on historical experience. The progress towards completion on assembly services is measured by the actual input costs relative to estimate total expected input costs. The progress towards completion on testing services is measured by the actual incurred testing volume. We provide assembly and testing services based on customer’s specification, thus, the input costs incurred to assembly and testing volume completed in testing services are not linear over the duration of these services.

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 79%, 81% and 80% of our revenue in 2022, 2023 and 2024, respectively. We also generate revenue from customers in Singapore, Japan and other countries. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 40 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Market Risks—Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation expenses, raw material costs, and labor and overhead expenses, which primarily include utilities expenses, inventory supplies, maintenance and repair expense and expandable equipment. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of assembly and testing equipment and facilities. As of February 28, 2025, we had 1,372 testers, 71 burn-in ovens, 790 wire bonders, 109 inner-lead bonders, 10 steppers and 19 sputters. We use inner-lead bonders for the assembly of LCD, OLED, automotive panel and other display panel driver semiconductors using COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 66% in 2022, 58% in 2023 and 63% in 2024. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 62% in 2022, 46% in 2023 and 59% in 2024. Our average capacity utilization rate for Display panel driver semiconductor assembly and testing was 67% in 2022, 69% in 2023 and 70% in 2024. In addition, our average capacity utilization rate for bumping was 63% in 2022, 58% in 2023 and 62% in 2024. Despite our average capacity utilization rate of 2024 increased from prior year, however our selling price declined and cost increased, including material and electricity chargers rate, both impacted our gross profit of 2024.

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

Most of our labor and overhead costs are denominated in NT dollars. However, we also incur costs of revenues and operating expenses associated with assembly and testing services in several other currencies, including US dollars, Japanese yen and RMB. In addition, a substantial portion of our capital expenditures, primarily for the purchase of assembly and testing equipment, has been, and is expected to continue to be, denominated in US dollars with much of the remainder denominated in Japanese yen.

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2022	2023	2024	2024
	NT$	NT$	NT$	US$
	(in millions)
Gross profit (loss):
Testing	$1,637.2	$873.3	$951.9	$29.1
Assembly	467.4	(671.5)	(605.8)	(18.5)
Display panel driver semiconductor assembly and testing	2,136.9	2,446.4	1,646.5	50.2
Bumping	670.6	901.2	951.5	29.0
Total	$4,912.1	$3,549.4	$2,944.1	$89.8
Gross profit (loss) margin:
Testing	31.2%	19.9%	19.2%	19.2%
Assembly	7.0%	-14.5%	-11.2%	-11.2%
Display panel driver semiconductor assembly and testing	29.3%	31.3%	22.5%	22.5%
Bumping	15.7%	20.0%	19.0%	19.0%
Overall	20.9%	16.6%	13.0%	13.0%

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations and other marketing expenses, salaries and related expenses for sales and marketing personnel, entertainment fees and traveling expenses.

General and Administrative

General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, and management information systems personnel, professional service fees, depreciation expenses, tax and duty fee, maintenance and repair and other corporate expenses.

Research and Development

Research and development expenses consist primarily of personnel expenses, depreciation expenses, maintenance and repair expenses, facilities expenses, utilities expenses and license fees paid to third parties. Research and development expenses are recognized as they are incurred. We currently expect that research and development expenses will increase in the future as we continue to explore new technologies and service offerings. We also expect to hire additional employees in our research and development department.

Other Income (Expenses), Net

Our other income principally consists of gain on disposal of property, plant and equipment and insurance compensation income.

Our other expenses principally consist of impairment loss on property, plant and equipment.

Other Income

Our other income principally consists of rental income, grant income and dividend income.

Other Gains and Losses

Our other gains principally consist of foreign exchange gains, gain on valuation of financial assets at fair value through profit or loss, gain on disposal of non-current assets held for sale and reimbursement of ADSs service charge.

Our other losses principally consist of foreign exchange losses and loss on valuation of financial assets at fair value through profit or loss.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$3,440 million, NT$1,968 million and NT$1,440 million (US$44 million) in 2022, 2023 and 2024, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income.

	Year ended December 31,
	2022		2023		2024
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage
	(in millions, except percentage)
Revenue	$23,517.1	100.0%	$21,356.2	100.0%	$22,695.9	$692.2	100.0%
Cost of revenue	(18,605.0)	(79.1)%	(17,806.8)	(83.4)%	(19,751.8)	(602.4)	(87.0)%
Gross profit	4,912.1	20.9%	3,549.4	16.6%	2,944.1	89.8	13.0%
Operating expenses	(1,825.3)	(7.8)%	(1,726.9)	(8.1)%	(1,770.1)	(54.0)	(7.8)%
Other income (expenses), net	129.9	0.6%	85.9	0.4%	99.9	3.1	0.4%
Operating profit	3,216.7	13.7%	1,908.4	8.9%	1,273.9	38.9	5.6%
Non-operating income (expenses), net	811.2	3.4%	359.8	1.7%	373.1	11.3	1.6%
Profit before income tax	4,027.9	17.1%	2,268.2	10.6%	1,647.0	50.2	7.2%
Income tax expense	(588.2)	(2.5)%	(300.6)	(1.4)%	(207.5)	(6.3)	(0.9)%
Profit for the year	$3,439.7	14.6%	$1,967.6	9.2%	$1,439.5	$43.9	6.3%
Total comprehensive income for the year	$3,624.0	15.4%	$1,796.6	8.4%	$1,549.2	$47.2	6.8%

The following table sets forth, for the periods indicated, earnings per common share and ADS.

	Year ended December 31,
	2022	2023	2024	2024
	NT$	NT$	NT$	US$
Earnings per share—basic	$4.73	$2.71	$1.98	$0.06
Earnings per share—diluted	4.63	2.68	1.96	0.06
Earnings per equivalent ADS—basic	94.60	54.11	39.59	1.21
Earnings per equivalent ADS—diluted	92.63	53.54	39.22	1.20
Weighted average number of shares outstanding (in million shares):
Basic	727.2	727.2	727.2	727.2
Diluted	742.6	734.9	734.0	734.0

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue. Our revenue increased by NT$1,340 million, or 6%, to NT$22,696 million (US$692 million) in 2024 from NT$21,356 million in 2023.

Revenue from testing services increased by NT$573 million, or 13%, to NT$4,968 million (US$152 million) in 2024 from NT$4,395 million in 2023, principally due to the increased customer demand. The sales quantity increased around 10% compared to 2023.

Revenue from assembly services increased by NT$761 million, or 16%, to NT$5,390 million (US$164 million) in 2024 from NT$4,629 million in 2023, primarily as a result of the increased customer demand and partially offset by the difference in product mix. The sales quantity increased around 36% compared to 2023.

Revenue from display panel driver semiconductor assembly and testing services decreased by NT$503 million, or 6%, to NT$7,319 million (US$223 million) in 2024 from NT$7,822 million in 2023. This decrease was principally as a result of a lower customer demand. The sales quantity decreased around 11% compared to 2023.

Revenue from bumping services increased by NT$509 million, or 11%, to NT$5,019 million (US$153 million) in 2024 from NT$4,510 million in 2023. This increase was principally due to the increased average selling price and customer demand. The sales quantity increased around 5% compared to 2023.

The decrease in segment revenue of display panel driver semiconductor assembly and testing services was principally due to the softness TV and automotive panel demand and continued customer smart phone and OLED de-stocking, led to the lower utilization rate of our production lines since the second half of 2024.

Cost of Revenue and Gross Profit. Cost of revenue increased by NT$1,945 million, or 11%, to NT$19,752 million (US$602 million) in 2024 from NT$17,807 million in 2023, primarily due to the increase of direct material expense of NT589 million (US$18 million), personnel related expenses of NT$564 million (US$17 million), utilities expense of NT$383 million (US$12 million), inventory supplies of NT$137 million (US$4 million), rental expense of NT$87 million (US$3 million), depreciation expense of NT$79 million (US$2 million) and expendable equipment expense of NT$78 million (US$2 million). The increase in cost of revenue was also due to increased sales volume, which impacted our related costs.

Our gross profit decreased to NT$2,944 million (US$90 million) in 2024 from NT$3,549 million in 2023. Our gross margin was 13.0% in 2024, compared to 16.6% in 2023.

Our gross profit margin for testing services decreased to 19.2% in 2024 from 19.9% in 2023, primarily caused by cost of revenue increasing at a higher rate than revenue. The increase in cost of revenue was primarily due to the increase in utilities expense, personnel related expenses, expendable equipment, maintenance and repair expense and equipment rental expense.

Our gross profit margin for assembly services increased to -11.2% in 2024 from -14.5% in 2023, primarily due to the increase in revenue resulted from the increased customer demand.

Our gross profit margin for Display panel driver semiconductor assembly and testing services decreased to 22.5% in 2024 from 31.3% in 2023, primarily caused by the decrease of revenue and increase of cost of revenue. The increase of cost of revenue consists of the utilities expense, personnel related expenses and equipment rental expense.

Our gross profit margin for bumping services decreased to 19.0% in 2024 from 20.0% in 2023, primarily caused by cost of revenue increasing at a higher rate than revenue. The increase in cost of revenue was primarily due to the increase in direct material expense and inventory supplies.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and testing capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

	Year ended December 31,
	2022	2023	2024	2024
	NT$	NT$	NT$	US$
	(in millions)
Sales and marketing expenses	$128.0	$135.7	$128.7	$3.9
General and administrative expenses	538.7	497.7	478.6	14.6
Research and development expenses	1,158.6	1,093.5	1,162.8	35.5
Total operating expenses	$1,825.3	$1,726.9	$1,770.1	$54.0

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$7 million, or 5%, to NT$129 million (US$4 million) in 2024 from NT$136 million in 2023, primarily due to the decrease of personnel related expenses which resulted from the decrease of headcount in 2024 and partially offset by the increase of freight expenses.

General and Administrative Expenses. General and administrative expenses decreased by NT$20 million, or 4%, to NT$478 million (US$15 million) in 2024 from NT$498 million in 2023, primarily due to the decrease of professional service expense, maintenance and repair expense.

Research and Development Expenses. Research and development expenses increased by NT$70 million, or 6%, to NT$1,163 million (US$36 million) in 2024 from NT$1,093 million in 2023, primarily due to the increase of personnel related expenses, expendable equipment expense, licenses fees paid to third parties, inventory supplies expenses and R&D material expenses. The increase of the personnel related expenses was primarily due to an increase of headcount in the first three quarters and increase of accrued bonus based on the Company’s policy.

Other Income (Expenses), Net. Other operating income, net increased by NT$14 million, or 16%, to NT$100 million (US$3 million) in 2024 from NT$86 million in 2023, primarily due to the increase of insurance compensation income due to earthquake damage and gain on disposal of property, plant and equipment, net and partially offset by the decrease of gain on disposal of scrapped material in 2024.

	Year ended December 31,
	2022	2023	2024	2024
	NT$	NT$	NT$	US$
	(in millions)
Interest income	$57.2	$193.2	$197.7	$6.0
Other income	67.0	77.6	58.1	1.7
Other gains and losses	386.6	135.5	393.6	12.0
Financial costs	(153.3)	(266.4)	(279.0)	(8.5)
Share of profit of associates and joint ventures accounted for using equity method	453.7	219.9	2.7	0.1
Total non-operating income (expenses), net	$811.2	$359.8	$373.1	$11.3

Non-Operating Income (Expenses), Net. Non-operating income, net increased by NT$13 million, or 4%, to NT$373 million (US$11 million) in 2024 from NT$360 million in 2023, primarily due to the increase of the foreign exchange gains of NT$164 million (US$5 million) and gain on disposal of non-current assets held for sale of NT$72 million (US$2 million) and partially offset by the decrease of share of profit of associates and joint ventures accounted for using equity method of NT$217 million (US$7 million).

Net Profit. As a result of the foregoing operations, net profit decreased by NT$528 million, or 27% to NT$1,440 million (US$44 million) in 2024 from NT$1,968 million in 2023. Our income tax expense of NT$208 million (US$6 million) in 2024 compared to income tax expense of NT$300 million for 2023, primarily due to the decrease in taxable income and the lower additional income tax imposed on unappropriated earnings in the R.O.C. in 2024.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

For a detailed description of the comparison of our operating results for the year ended December 31, 2023 to the year ended December 31, 2022, please refer to “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2024.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term bank loans and cash flow from operations. As of December 31, 2024, our primary sources of liquidity were cash and cash equivalents of NT$15,219 million (US$464 million), short-term bank loans of NT$6,264 million (US$191 million) available to us in undrawn facilities, which we plan to renew when facilities expired or will expire from March 2025 to December 2025, and long-term bank loans of NT$7,863 million (US$240 million) available to us in undrawn facilities, which will expire in December 2026. We have taken the following steps to meet our liquidity, capital spending and other capital needs.

On January 1, 2019, MOEA implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 to December 2024 with the line of credit amounted to NT$25.44 billion (US$776 million) and terms from seven to ten years. As of the issue date of this report, the Company has used NT$18.08 billion (US$551 million) of the credit line. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations” for additional information.

The following table summarizes our contractual obligations and commitments as of December 31, 2024, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Short-term bank loans(1)	$341	$341	$—	$—	$—
Long-term bank loans(1)	14,316	3,525	6,679	3,062	1,050
Lease liabilities(1)	1,300	254	149	72	825
Capital commitments	21	—	—	—	21
Total contractual cash obligations	$15,978	$4,120	$6,828	$3,134	$1,896

Note:

(1)
Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2024, level throughout all relevant periods.

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

	Year ended December 31,
	2022	2023	2024	2024
	NT$	NT$	NT$	US$
	(in millions)
Capital expenditures	$4,918.5	$3,228.5	$5,451.4	$166.3
Depreciation and amortization	4,751.9	4,779.3	4,856.2	148.1
Net cash generated from (used in):
Operating activities	$8,616.4	$6,607.5	$5,940.6	$181.2
Investing activities	(5,061.9)	(3,090.2)	(615.1)	(18.8)
Financing activities	416.9	(1,059.1)	(2,475.4)	(75.5)
Effect of exchange rate changes	19.0	(0.8)	14.9	0.5
Net increase in cash and cash equivalents	$3,990.4	$2,457.4	$2,865.0	$87.4

Net Cash Generated from Operating Activities

Net cash generated from operating activities amounted to NT$5,941 million (US$181 million) in 2024, primarily as a result of (i) profit before income tax of NT$1,647 million (US$50 million), (ii) our non-cash depreciation in the amount of NT$4,856 million (US$148 million), and (iii) income tax paid of NT$609 million (US$19 million). Net cash generated from operating activities amounted to NT$6,607 million in 2023, primarily as a result of (i) profit before income tax of NT$2,268 million, (ii) our non-cash depreciation in the amount of NT$4,779 million, and (iii) the changes in accounts and notes receivable and inventories of NT$303 million. The decrease in net cash generated from operating activities in 2024 compared to 2023 was primarily due to the decrease in profit before income tax and the cash outflows from changes in inventories. Change in inventories was due to an increase in purchases of materials as a result of an increase in revenue. Cash inflows were impacted by the decrease of accounts and notes receivable. The accounts and notes receivable were lower compared to prior year due to year-end revenue declined and customer payment schedule. The increase in income tax paid compared to prior year was due to higher net profit in 2023 and the provisional income tax payment for 2024, but there is no provisional income tax payment in 2023 due to ROC regulatory exemptions as part of the COVID-19 relief plan.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to NT$615 million (US$19 million) in 2024, primarily due to net payment for property, plant and equipment of NT$5,006 million (US$153 million) and partially offset by the proceeds from disposal of non-current assets held for sale of NT$4,394 million (US$134 million). Net cash used in investing activities amounted to NT$3,090 million in 2023, primarily due to net payment for property, plant and equipment of NT$2,990 million.

Net Cash Used in Financing Activities

Net cash used in financing activities amounted to NT$2,475 million (US$75 million) in 2024. This amount comprises net payments on long-term bank loans and lease liabilities and net proceeds from short-term bank loans in the amount of NT$1,166 million (US$36 million) and the distribution of cash dividends in the amount of NT$1,309 million (US$40 million). Net cash used in financing activities amounted to NT$1,059 million in 2023. This amount comprises net proceeds from long-term bank loans and payment on lease liabilities in the amount of NT$614 million and the distribution of cash dividends in the amount of NT$1,673 million.

For a detailed description of the comparison of our cash flows for the year ended December 31, 2023 to the year ended December 31, 2022, please refer to “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 11, 2024.

Loans

As of December 31, 2024, we had long-term bank loans of NT$13,759 million (US$420 million) (including current portions of such long-term bank loans of NT$3,326 million (US$101 million)). As of December 31, 2024, NT$10,213 million (US$311 million) of our long-term bank loans were collateralized by land, buildings and equipment. Our long-term bank loans were floating rate loans with a rate between 1.325% to 1.875% as of December 31, 2024. Government granted bank loan is repayable monthly from March 2023 to July 2033.

We had entered into the following long-term loans facilities:

•
On January 1, 2019, MOEA implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 to December 2024 with the line of credit amounted to NT$25.44 billion (US$776 million) and terms from seven to ten years. As of the issue date of this report, the Company has used the credit line of the aforementioned project loans for amount of NT$18.08 billion (US$551 million).

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2024:

	As of December 31, 2024
	NT$	US$
	(in millions)
During 2025	$3,326	$102
During 2026	3,894	119
During 2027	2,536	77
During 2028	1,966	60
During 2029 and onwards	2,037	62
	$13,759	$420

As of December 31, 2024, certain of our property, plant and equipment and non-current financial assets at amortized cost with an aggregate net book value of NT$13,350 million (US$407 million) and NT$43 million (US$1 million), respectively, were pledged as collateral mainly for long-term bank loans and leases.

As of December 31, 2024, we had unsecured short-term bank loans in the total amount of NT$339 million (US$10 million), which was paid in January 2025.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Taxation

The Company is entitled to tax incentives generally available to Taiwan companies under the ROC Statute for Industrial Innovation, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. In 2022, 2023 and 2024, tax credits resulted in tax savings for the Company of approximately NT$12 million, NT$12 million and NT$18 million (US$549 thousand), respectively.

For the purpose of optimizing industrial structure, the Executive Yuan of the ROC government encourages domestic companies to make multiple innovations along with the applications of the smart technology. Companies may deduct to the income tax payable for the current year up to 5% of the annual spending or the income tax payable for the three years from current year up to 3% of the annual spending. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Companies are eligible for the investment credit under the preceding paragraph and other types of investment credit in a year, the total amount creditable in that year shall not exceed 50% of the income tax payable for the current year, unless the current year is the final year for using such credit and no cap is imposed on the creditable amount for that year according to other laws. In 2024, tax credits resulted in tax savings for the Company of approximately NT$75 million (US$2 million).

Companies are encouraged to use their earnings to make substantial investment or upgrade production technology or the quality of products or services. If companies use a certain amount of undistributed earnings to construct or purchase buildings, software or hardware equipment, or technology for use in production or operation as needed for operation of its business or ancillary business within three years from the year after such earnings are derived, such investment amounts may be deducted from the undistributed earnings in calculation of the current year’s undistributed earnings.

The ROC government enacted the alternative minimum tax (“AMT”) Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. In 2022, 2023 and 2024, AMT Act had no effects on the tax expenses of the Company since the income tax payable is above the minimum amount prescribed under the AMT Act.

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

Pursuant to the ROC Company Act, a person may serve as our director in his or her personal capacity or as the representative of another legal entity. A director who serves as the representative of a legal entity may be removed or replaced at any time at the discretion of that legal entity, and the replacement director may serve the remainder of the term of office of the replaced director. Since May 30, 2024, of our current nine directors, two directors are representatives of Siliconware Precision which is our largest shareholder.

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of February 28, 2025. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, ROC.

Name	Age	Position	Term Expires
Shih-Jye Cheng	66	Chairman and Director / President	2027
Kun-Yi Chien	69	Director (representative, Siliconware Precision)	2027
David Chang	55	Director (representative, Siliconware Precision)	2027
Silvia Su	54	Director / Vice President, Finance and Accounting Management Center / Corporate Governance Officer	2027
Yuh-Fong Tang	69	Independent Director	2027
Yeong-Her Wang	68	Independent Director	2027
Jyh-Chau Wang	62	Independent Director	2027
Hong-Tzer Yang	64	Independent Director	2027
Fu-Chen Lin	54	Independent Director	2027
Vincent Hsu	56	Executive Vice President	—
D.Y. Tsai	54	Executive Vice President	—

Shih-Jye Cheng has served as a director and president of the Company since July 1997 and the chairman of the Company since June 2003. He is the sibling of president of ChipMOS USA. He also has been the director of ChipMOS USA since its inception. He has been the representative and director of Hao Hsiang Investment Co., Ltd. and Hao Yen Investment Co., Ltd. since April 2018 and January 2020, respectively. He was the chairman of ThaiLin Semiconductor Corp. (“ThaiLin”) from December 2002 to June 2013, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Unimos Shanghai from 2002 to June 2005, the vice chairman of Unimos Shanghai from February 2017 to November 2022 and the chairman of Advanced Micro Chip Technology Co., Ltd. from February 2003 to April 2004. He was a division head of the back-end operation of Mosel from 1992 to 1997. He holds a master’s degree in business administration from Saginaw Valley State University.

Kun-Yi Chien has served as one of our directors since July 2021. He has served as the director of Siliconware Precision since April 2018. He also serves as the chief administration officer and senior vice president of Siliconware Precision. He has been the director of Yann Yuan Investment Co., Ltd. since October 2019. He was the deputy director of Dah Shan Electric Wire & Cable Corp. from April 1983 to June 1989. He graduated from Tunghai University with an EMBA.

David Chang has served as one of our directors since October 2022. He has served as a vice president in Siliconware Precision since June 2020. He was the senior director of Europe & Asia district sales division of Siliconware Precision from April 2010 to June 2020 and the deputy director of global marketing division of United Microelectronics Corporation from June 2000 to April 2010. He graduated from National Chiao-Tung University with a master’s degree in Electronics.

Silvia Su has served as one of our directors since July 2021. She has served as the vice president of finance and accounting management center of the Company since July 2018 and as the corporate governance officer since March 2021. She has been the director of ChipMOS BVI since February 2018 and the chairman and director of ChipMOS USA since August 2022 and July 2013. She also has been the supervisor of ChipMOS Shanghai since March 2020. She has been the representative and director of Tsai Fu Investment Co., Ltd. since February 2020. She joined the Group from 2000. She was the supervisor of Unimos Shanghai from October 2017 to April 2024 and director of finance division of ThaiLin from June 2013 till ThaiLin was merged with and into the Company in June 2015. She holds a bachelor’s degree in Accounting from National Chengchi University and a master’s degree in Business Administration from the University of Leeds.

Yuh-Fong Tang has served as one of our directors since May 2024. He has served as the independent director and audit committee member, and compensation committee member of OPNET Technologies Co., Ltd. since June 2023 and June 2015, respectively. He was the chairman of Intelligent Silicon Solution Corporation from May 2022 to August 2024. He was the consultant of Intelligent Silicon Solution Corporation from February 2018 to May 2022. He was the independent director, audit committee member and compensation committee member of the Company from June 2013 to July 2021. He was the chairman and chief executive officer of Myson Century, Inc. from June 2012 to January 2018, the chairman of ZAVIO Inc. from December 2015 to January 2018 and the chairman of compensation committee of Carnival Industrial Corporation from February 2012 to June 2017. He was the independent director of Yulon IT Solutions Inc. from 2007 to May 2013, the supervisor of TrueLight Corporation from January 2009 to November 2010 and vice chairman of Pack-Link Management Corp. from August 2000 to June 2007. He holds a Ph.D. degree in Electrical Engineering from University of Illinois, USA.

Yeong-Her Wang has served as one of our directors since July 2021. He has been a professor of the Department of Electrical Engineering and the Institute of Microelectronics of National Cheng Kung University since August 1992, the chairman of Foundation of NCKU Tainan Alumni Association since January 2014, and the director of TSMC-NCKU Joint R&D Center since July 2020. He has been the independent director, audit committee member and compensation committee member of Unictron Technologies Corp. since October 2020. He was the president of National Applied Research Laboratories from October 2016 to May 2020. He was the independent director, audit committee member and nomination committee chairman of ChipMOS Bermuda, since July 2004, December 2004 and May 2004, respectively, until ChipMOS Bermuda was merged with and into the Company in October 2016. He was the independent director and audit committee member of the Company from June 2007 to June 2013. He was the director of Alumni Association Center, the associate dean of the College of Engineering and the chairman of the Department of Electrical Engineering of National Cheng Kung University from February 2005 to January 2007, October 1999 to July 2003 and August 1995 to July 1996, respectively. He was the independent director, audit committee member and compensation committee member of Darfon Electronics Corp. and Giga Solution Tech. Co., Ltd. from May 2006 to June 2015 and September 2007 to November 2016, respectively. He holds a Ph.D. in Electrical Engineering from National Cheng Kung University.

Jyh-Chau Wang has served as one of our directors since May 2024. He has served as the director of Innolux Corporation and the chairman of Innolux Education Foundation since June 2020. He has served as the director of InnoCare Optoelectronics Corporation since November 2021 and chairman and chief executive officer of eLux Inc since November 2023. He was the chairman and chief executive officer, and president of Innolux Corporation from May 2016 to June 2018 and from May 2016 to March 2017, respectively. He joined Chi Mei Optoelectronics Corporation as a plant director in January 2003 and leaved as a president in February 2013. He was the vice president of Chi Lin Technology Co., Ltd. from March 2001 to January 2003 and the deputy plant director of Unipac Optoelectronics Corp. from April 1990 to January 2001. He holds a master’s degree in Materials Engineering from National Tsing-Hua University.

Hong-Tzer Yang has served as one of our directors since July 2021. He has been the distinguished professor of the Department of Electrical Engineering at National Cheng Kung University since July 2007. He has been the independent director, audit committee member, compensation committee member, corporate governance committee member, and cyber security committee member of Padauk Technology Co., Ltd., since July 2021, July 2021, July 2021, November 2021, and November 2022, respectively. He has been the director of AeroVision Avionics Inc. since July 2021. He has been the independent director, audit committee member, risk management committee member, corporate governance and sustainable development committee member, merger and acquisition special committee member, and ESG execution committee member of Chailease Holding Company Limited, since May 2023, May 2023, May 2023, May 2023, June 2023 and July 2023, respectively. He has been the director of Research Center for Energy Technology for Sustainability and the vice dean of College of Electrical Engineering and Computer Science at National Cheng Kung University since August 2014 and August 2024, respectively. He was the deputy director of Research Center for Energy Technology and Strategy, and the chair and director of Department and Institute of Electrical Engineering at National Cheng Kung University from February 2013 to July 2024 and August 2017 to July 2020, respectively. He was the director of Taiwan Electric Research and Testing Center from March 2021 to December 2023. He served as the independent director, audit committee member, and compensation committee member of Spirox Corporation from June 2015 to August 2017. He was the professor of the Department of Electrical Engineering, and chair and director of Department and Institute of Electrical Engineering at Chung Yuan Christian University from August 2000 to July 2007, and August 2004 to July 2006, respectively. He holds a Ph.D. degree in Electrical Engineering from National Tsing Hua University.

Fu-Chen Lin has served as one of our directors since May 2024. She was the CIO/special assistant of CHANG WAH Electromaterials Inc. from January 2017 to January 2023, the head of investment of WAH LEE Industrial corp. from October 2014 to December 2016, and the director of Deloitte & Touche Financial Advisory Corporation from August 2009 to January 2014. She holds a master’s degree in Finance from National Central University.

Vincent Hsu has served as the executive vice president since July 2020. He has been our vice president of LCDD production group of the Company since March 2012. He has been the director of JMC from October 2014 to November 2024. He served in Philips Electronic Building Elements (Taiwan) Ltd and National Cheng Kung University. He holds a master’s degree in Electrical Engineering from National Sun Yat-sen University in Taiwan.

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

Compensation

The aggregate compensation paid in 2024 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$100 million (US$3 million).

Share Ownership

The following table sets forth certain information as of March 29, 2025, our most recent record date, with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued
Shih-Jye Cheng	6,150,161	0.85%
Kun-Yi Chien (representative, Siliconware Precision)	78,910,390	10.85%
David Chang (representative, Siliconware Precision)	78,910,390	10.85%
Silvia Su	340,101	0.05%
Yuh-Fong Tang	—	—
Yeong-Her Wang	—	—
Jyh-Chau Wang	—	—
Hong-Tzer Yang	—	—
Fu-Chen Lin	—	—
Vincent Hsu	220,130	0.03%
D.Y. Tsai	262,572	0.04%

Compensation Committee

We do not provide our directors with any benefits upon termination of employment. Our compensation committee currently consists of Mr. Yeong-Her Wang, Mr. Yuh-Fong Tang and Mr. Jyh-Chau Wang, all of whom are independent directors. This committee reviews and recommends to our Board of Directors the compensation of all our directors and officers. The compensation committee is required to meet at least twice a year.

Audit Committee

The audit committee currently consists of Mr. Yuh-Fong Tang, Mr. Yeong-Her Wang, Mr. Jyh-Chau Wang, Mr. Hong-Tzer Yang and Ms. Fu-Chen Lin all of whom are independent directors. Mr. Yuh-Fong Tang and Mr. Jyh-Chau Wang serve as a financial expert to the audit committee. Our audit committee charter was adopted on June 28, 2007. The audit committee is required to meet at least once quarterly. Our audit committee charter grants the audit committee the authority to conduct any investigation which it deems appropriate to fulfill its responsibilities. It has direct access to all our book, records, facilities, and personnel, as well as our registered public accountants. It has the authority to, among other things, appoint, terminate and approve all fees to be paid to our registered public accountants. The audit committee also has the authority to engage special legal, accounting, or other consultants it deems necessary in the performance of its duties. Beginning on January 1, 2007, the audit committee also assumed the responsibilities of supervisors pursuant to the ROC Securities and Exchange Act.

Nomination Committee

The Board of Directors established a nomination committee and the nomination committee charter was adopted on November 2, 2023. The nomination committee consists of Mr. Yeong-Her Wang, Mr. Hong-Tzer Yang, and Ms. Fu-Chen Lin all of whom are independent directors. The objectives of our nomination committee include: (i) to laying down the standards of independence and a diversified background covering the expertise, skills, experience, gender, etc. of members of the board, and finding, reviewing, and nominating candidates for directors based on such standards, (ii) to establishing and developing the organizational structure of the board and each functional committee, and (iii) to establishing and reviewing on the succession plans of directors.

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of February 28,
Function	2022	2023	2024	2025
General operations	2,761	2,801	3,175	3,114
Quality control	50	45	52	51
Engineering	1,425	1,480	1,608	1,585
Research and development	677	704	696	680
Sales, administration and finance	145	142	129	128
Others	232	224	238	237
Total	5,290	5,396	5,898	5,795

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of February 28,
Location	2022	2023	2024	2025
Hsinchu Production Group	2,082	2,028	2,204	2,169
Southern Taiwan Production Group	3,201	3,361	3,686	3,618
Shanghai	3	3	3	3
United States	4	4	5	5
Total	5,290	5,396	5,898	5,795

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information known to us concerning the record ownership of our shares as of April 1, 2023, April 1, 2024, and March 29, 2025 (our most recent record date) (1) beneficially owned five percent or more of our common shares as of such record date and (2) our directors and executive officers as a group.

	April 1, 2023		April 1, 2024		March 29, 2025(1)
Name of Beneficial Owners	Numbers of Shares Owned	Percentage of Shares Owned	Numbers of Shares Owned	Percentage of Shares Owned	Numbers of Shares Owned	Percentage of Shares Owned
Siliconware Precision Industries Co., Ltd.	78,910,390	10.85%	78,910,390	10.85%	78,910,390	10.85%
Depositary(2)	87,425,054	12.02%	87,129,434	11.98%	72,526,594	9.97%
Yann Yuan Investment Co., Ltd.	41,200,000	5.67%	41,200,000	5.67%	41,200,000	5.67%
Directors and executive officers, as a group(3)	85,883,354	11.82%	85,883,354	11.82%	85,883,354	11.82%

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

As of February 28, 2025, a total of 720,882,126 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through their custodians in the ROC. As of February 28, 2025, 73,720,774 common shares were registered in the name of a nominee of Citibank, N.A., the Depositary under our ADSs Deposit Agreement. Citibank, N.A., has advised us that, as of February 28, 2025, 3,686,038 ADSs, representing 73,720,774 common shares, were held of record by Cede & Co. and 28 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by US persons.

Related Party Transactions

Unimos Microelectronics (Shanghai) Co., Ltd.

We conducted our PRC operations through Unimos Shanghai, the 45.0242%-owned affiliate of ChipMOS BVI, our controlled subsidiary. On December 21, 2023, the Board of Directors of the Company has approved the proposed RMB 979.3 million sale of the equity interests in Unimos Shanghai by ChipMOS BVI. Under the agreement, ChipMOS BVI sold its entire remaining 45.0242% equity interests in Unimos Shanghai to Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and other local Chinese investment management companies. No longer a related party after the completion of the equity transfer in May 2024. See Note 14 to our consolidated financial statements contained in this Annual Report on Form 20-F.

Item 8. Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-55.

Legal Proceedings

We were not involved in any material litigation in 2024 and are not currently involved in any material litigation.

Dividends and Dividend Policy

The following table sets forth the distribution per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those distributions. During 2022, 2023 and 2024, we paid cash distributions in the amounts of NT$4.30, NT$2.30 and NT$1.80 (US$0.05), respectively.

	Cash Distributions per Share	Stock Dividends per Share	Total Shares Issued as Stock Dividends	Outstanding Common Shares at Year End
	(NT$)	(NT$)
2022	4.30	—	—	727,240,126
2023	2.30	—	—	727,240,126
2024	1.80	—	—	727,240,126

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

Changes in Share Capital

Under the ROC Company Act, any change in the authorized share capital of a company limited by shares requires an amendment to its Articles of Incorporation, which in turn requires approvals each at the meeting of the Board of Directors and shareholders’ meeting. In the case of a public company such as the Company, it must also make an effective registration with the FSC and an amendment to the corporate registration with the Hsinchu Science Park Bureau of the National Science and Technology Council. Authorized but unissued common shares may be issued, subject to the applicable ROC law, upon terms as the board of the Company may determine. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” for additional information.

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
•
On April 19, 2024, ChipMOS BVI, Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and 12 other local Chinese investment management companies entered into the Supplementary Agreement to Equity Interest Transfer Agreement, pursuant to which the counterparties change for the sale of interests in Unimos Shanghai.

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

No deposits of shares may be made in a depositary receipt facility and no depositary shares may be issued against deposits without specific FSC approval, unless they are:

(i)
stock dividends;
(ii)
free distributions of shares;
(iii)
due to the exercise by the depositary receipt holder preemptive rights in the event of capital increases for cash; or
(iv)
if permitted under the deposit agreement and custody agreement and within the amount of depositary receipts which have been withdrawn, due to the direct purchase by investors or purchase through the depositary on the TWSE or delivery by investors of the shares for deposit in the depositary receipt facility. In this event, the total number of depositary receipts outstanding after an issuance cannot exceed the number of issued depositary receipts previously approved by the FSC in connection with the offering plus and ADSs issued pursuant to the events described in (i), (ii) and (iii) above.

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

Apart from trade-related or service-related foreign exchange transactions, ROC companies and individual residents of the ROC reaching the age of 18 may, without foreign exchange approval, remit foreign currency of up to US$100 million (or its equivalent) and US$10 million (or its equivalent) to and from the ROC (or such other amount as determined by the Central Bank of the Republic of China (Taiwan) from time to time at its discretion in consideration of Taiwan’s economic and financial conditions or the needs to maintain the order of foreign exchange market in Taiwan), respectively, in each calendar year. The above limits apply to remittances involving either a conversion of NT dollars into a foreign currency or a conversion of foreign currency into NT dollars. In addition, a requirement is also imposed on all enterprises to register medium- and long-term foreign debt with the Central Bank of the Republic of China (Taiwan).

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

ROC Taxation

The following summary constitutes the material ROC tax consequences of the ownership and disposition of our shares or ADSs by and to a non-resident individual or non-resident entity (referred to here as a “non-ROC holder”). As used in the preceding sentence, a “non-resident individual” is a non-ROC national who owns our shares or ADSs and is not physically present in the ROC for 183 days or more during any calendar year, and a “non-resident entity” is a corporation or a non-corporate body that owns our shares or ADSs, is organized under the laws of a jurisdiction other than the ROC and has no fixed place of business or business agent in the ROC. Holders of our ADSs and shares should consult their own tax advisors concerning the tax consequences of owning our ADSs or shares and any other relevant taxing jurisdiction to which they are subject.

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

Tax Treaty

At present, the ROC has income tax treaties with Indonesia, Singapore, New Zealand, Australia, the United Kingdom, South Africa, Gambia, Eswatini, Malaysia, North Macedonia, the Netherlands, Senegal, Sweden, Belgium, Denmark, Israel, Vietnam, Paraguay, Hungary, France, India, Slovakia, Switzerland, Germany, Thailand, Kiribati, Luxembourg, Austria, Italy, Japan, Canada, Poland, Czech Republic, Saudi Arabia and South Korea. These tax treaties may limit the rate of ROC withholding tax on dividends paid with respect to common shares issued by ROC companies. A non-ROC holder of our ADSs may or may not be considered as the beneficial owner of our shares for the purposes of such treaties. Accordingly, holders of our ADSs who wish to apply a reduced withholding tax rate that is provided under a tax treaty should consult their own tax advisors concerning such application. The United States does not have an income tax treaty with the ROC.

Material U.S. Federal Income Tax Consequences

The summary below is for general information only and is not, and should not be interpreted to be, tax advice to any holder of our ADSs. Each holder or prospective holder of our ADSs is urged to consult his, her or its own tax advisor.

General

This is a general summary of the material U.S. federal income tax considerations to U.S. Holders and Non-U.S. Holders, both as defined below, relating to the ownership and disposition of our ADSs as of the date of this summary. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable U.S. Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and guidance, all of which are subject to change, possibly on a retroactive basis. This summary applies to you only if you hold our ADSs as a capital asset within the meaning of Section 1221 of the Code (generally, held for investment). The U.S. Internal Revenue Service, or the “IRS,” may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our ADSs. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the ownership of our ADSs. In particular, the summary does not address tax consequences that depend upon an investor’s particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the U.S. federal estate or gift tax laws. You are urged to consult your own tax advisor regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and U.S. federal estate and gift tax consequences resulting from the ownership and disposition of our ADSs. In addition, this summary does not take into account special U.S. federal income tax rules that apply to particular categories of holders of our ADSs, including, without limitation, the following:

•
dealers, brokers or traders in securities electing to use a mark-to-market method of accounting;
•
banks, thrifts or other financial institutions;
•
individual retirement or tax-deferred accounts;
•
insurance companies;

•
tax-exempt organizations;
•
regulated investment companies or real estate investment trusts;
•
persons holding our ADSs as part of a hedging, straddle or conversion transaction for U.S. federal income tax purposes or who are deemed to sell ADSs under the constructive sale provisions of the Code;
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
•
an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•
a trust (x) if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

Distributions

Subject to the “passive foreign investment company” (or “PFIC”) rules discussed below, the amount of any cash distribution (other than in liquidation) that you receive with respect to our ADSs including the amount of any ROC taxes actually withheld therefrom (described above in “—ROC Taxation”) generally will be taxed to a U.S. Holder as dividend income to the extent such distribution does not exceed ChipMOS Taiwan’s current or accumulated earnings and profits (or “E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in your gross income as ordinary income on the date of receipt by the Depositary. The amount of any distribution paid in non-U.S. dollars will be equal to the US dollar value of the amount distributed, calculated by reference to the exchange rate in effect on the date the dividend is received by the depositary, regardless of whether the payment is in fact converted into US dollars on such date. US holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any amounts received by a US holder that are converted into US dollars on a date subsequent to receipt. Dividends received by individuals and certain other non-corporate U.S. Holders from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. ChipMOS Taiwan ADSs are traded on an established securities market in the United States, although ChipMOS Taiwan cannot guarantee that its ADSs will be so traded in the future. ChipMOS Taiwan does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future. If we are treated as a qualified foreign corporation, dividends we pay with respect to our ADSs would be eligible for the reduced rates of taxation described in this paragraph. No assurance can be given, however, that the IRS will not disagree and seek to treat ChipMOS Taiwan as a PFIC. If ChipMOS Taiwan were a PFIC with respect to a particular U.S. Holder, dividends received from ChipMOS Taiwan would be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of ChipMOS Taiwan ADSs should consult their own tax advisors regarding the availability of a reduced dividend tax rate in light of their own particular circumstances. To the extent any distribution exceeds ChipMOS Taiwan’s E&P, the distribution will first be treated as a tax-free return of capital to the extent of your adjusted tax basis in ChipMOS Taiwan ADSs and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ChipMOS Taiwan ADSs). To the extent that such distribution exceeds your adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of ChipMOS Taiwan ADSs. However, because ChipMOS Taiwan does not maintain calculations of its E&P under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Because ChipMOS Taiwan is not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by it.

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

Interest Rate Risks

As of December 31, 2024, we had aggregate debts outstanding of NT$14,098 million (US$430 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2024, 98% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual interest rate between 1.325% to 1.875% as of December 31, 2024. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$138 million (US$4 million) based on our outstanding floating rate indebtedness as of December 31, 2024.

As of December 31, 2023 and 2024, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the RMB, the Japanese yen and the US dollar. As of December 31, 2024, 25.7% of our monetary financial assets and 5.3% of our monetary financial liabilities are denominated in the RMB, Japanese yen and US dollar, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$213 million (US$6 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2024. As of December 31, 2023 and 2024, we had no outstanding forward exchange or foreign currency option contracts.

See Note 40 of our audited consolidated financial statements for additional information on financial risk management.

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

Depositary Payment

In 2024, we received direct reimbursement of US$56,299.26 (net of U.S. withholding tax) from Citibank, N.A., the depositary bank for our ADR programs.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our management concluded that, our disclosure controls and procedures were effective as of December 31, 2024.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management concludes that our internal control over financial reporting was effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers, Taiwan has audited the effectiveness of our internal control over financial reporting, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting.

During the year ended December 31, 2024, there have been no changes in our internal control over financial reporting that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our Board of Directors have determined that Yuh-Fong Tang and Jyh-Chau Wang, our independent directors, qualified as audit committee financial expert and meets the independence requirement as defined in Item 16A to Form 20-F.

Item 16B. Code of Ethics

We have adopted a Code of Ethics Conduct, which applies to our directors, managers, and other employees of the Company. A copy of our Code of Ethics Conduct is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

Item 16C. Principal Accountant Fees and Services

The table below summarizes the aggregate fees that we paid or accrued for services provided by PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) (PCAOB ID Number: 1345) for the years ended December 31, 2023 and 2024.

	2023	2024
	NT$	NT$
	(In thousands)
Audit Fees	$16,922	$15,522
Audit Related Fees	208	208
Tax Fees	3,340	3,150
Total	$20,470	$18,880

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase Programs.

On January 21, 2025, we announced a share repurchase program, which is approved by our Board of Directors to repurchase our Common Shares during the period from January 22, 2025 to March 21, 2025. The repurchase price was between NT$21.18 to NT$35.00 per Common Share. The maximum number of common shares allowed to be repurchased pursuant to the share repurchase program was 10.0 million Common Shares.

The share repurchase program was concluded on March 14, 2025, with a total number of 10.0 million Common Shares being repurchased at an average price of NT$32.17 per Common Share. On April 15, 2025, the Company’s Board of Directors resolved to cancel the 10,000 thousand shares.

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J. Insider Trading Policies

We have adopted an insider trading policy governing the purchase, sale and/or other disposition of our company’s securities by directors, officers and certain designated employees that is designed to promote compliance with insider trading laws, rules and regulations, as well as procedures designed to further the foregoing purposes. A copy of our insider trading policy is filed as an exhibit to this Annual Report on Form 20-F. It is our intent to comply with applicable laws and regulations relating to insider trading.

Item 16K. Cybersecurity

As part of the enterprise risk management oversight, our Board of Directors, is the highest decision-making body, responsible for formulating risk management policy and organizational structure. The Risk Management Team is the competent authority for implementing risk management with Audit Committee supervising the implementation of risk management to ensure the effectiveness of the risk management mechanism, including information technology. The Information Security Team is composed of the team member of Information Security Office and each department management, which is assigned by each department head. The department management evaluates the frequency, impact and control degree of potential cybersecurity risks through identification, analysis, evaluation and other procedures. The department management also implements necessary procedures and cybersecurity works in compliance with the rules, and ensure that the known cybersecurity risks are controlled within the feasible scope and continue to monitor. Annually, the department management briefs the Information Security Team and Information Security Management Committee on the then current cybersecurity event environment facing the Company, the focus of the Company’s enterprise cybersecurity management, cybersecurity assessment and cybersecurity mitigation actions to be taken. Our Information Security Management Committee is responsible for the overall information security across all subsidiaries. This committee is composed of all first-level supervisors at each division, including the head of Information Technology Management (“I.T.M”) center. Currently, it is mainly led by the head of I.T.M. center and the information security manager, who are the subject matter expert on information security, privacy, information technology strategy and management. The Information Security Management Committee report to the Board of Directors at least once a year. If any, major incidents are escalated to our Information Security Team and our Information Security Management Committee, who may then inform our Board of Directors of the incident pursuant to our internal procedures. The primary objective is to strengthen governance by enabling direct oversight of cybersecurity risks and proposing related mitigation measures. In the three years through 2024, the Company has not experienced any material cybersecurity incidents.

Our information security manager of the I.T.M. center holds the following certifications: ISO 27001 LA, ITIL 4 Foundation and IPASS Information Security Engineer by Ministry of Economic Affairs. The Information Security Team members also possess international cybersecurity certifications such as ISC2 CISSP, EC-Council CEH, and CTIA. We arrange external training every year for our team to further enhance their knowledge and skills in the cybersecurity field.

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
•
Information security risk assessment: Management is responsible for identifying and assessing the cybersecurity threats facing the organization. Understand potential threat sources, vulnerabilities, and system weaknesses and assess the potential impact of these threats on an organization’s business, finances, and reputation.
•
Information security technology investment: Management decided to invest in network security technology and tools to strengthen the organization’s security defense capabilities. This includes investing in security information and event management systems such as firewalls, intrusion detection systems, two-factor authentication and EDR protection.
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

Our Corporate Information Security department regularly assesses the threat landscape to proactively prevent and minimize the damage caused by cybersecurity attacks. We have implemented and enhanced various cybersecurity measures, including implementing defense against Distributed Denial-of-Service (DDoS) attacks, strengthening protection for external web-based services (WAF), replacing EOS operating systems, improving computer security compliance, and installing advanced malware defense solutions for critical computers and servers and adopting ISO15408 (also called CC guidelines) to comprehensively enhance physical security controls.

In the event of a large-scale DDoS attack, the main impact is on the Anti-DDos devices, but backend servers will remain operational. Additionally, in response to more and more sophisticated hacking techniques, the company has arranged for external penetration testing to strengthen server security. We will also evaluate outsourcing red team exercises to enhance internal security at entry points and minimize risks and impact as much as possible.

In the trend of increasing global information security threats, information security risks are increasing, and new types of information security threats are constantly being introduced. Please see “Item 3. Key Information—Risk Factors” for a discussion of potential information security risks. The management has taken the above practical measures for the information security of the Company, and strengthened the key infrastructure and external information security. We cooperate and implement corresponding protective measures to reduce the risk of malicious attacks to maintain the Company’s information network security environment, avoid network attacks, and enable the Company to comprehensively protect the information environment.

PART III

Item 17. Financial Statements

The Company has elected to provide the financial statements and related information specified in Item 18 in lieu of Item 17.

Item 18. Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-55.

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

4.14

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated December 29, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.15

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated February 1, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.16

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated June 18, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.17

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 8, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.18

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 16, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.19

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated May 11, 2020, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (6)

4.20

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 15, 2022, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (7)

4.21

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated July 24, 2023, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Holding Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(8)

4.22

Equity Interest Transfer Agreement, dated December 21, 2023, among ChipMOS TECHNOLOGIES (BVI) LTD., Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and 10 other local Chinese investment management companies. (English Translation)(8)

4.23

Supplementary Agreement to Equity Interest Transfer Agreement, dated April 19, 2024, among ChipMOS TECHNOLOGIES (BVI) LTD., Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and 12 other local Chinese investment management companies. (English Translation)

8.1	List of principal subsidiaries of ChipMOS TECHNOLOGIES INC.

11.1	Code of Ethics Conduct. (English Translation) (7)

11.2	Insider Trading Policy(8)

12.1	Certification of Principal Executive Officer required by Rule 13a-14(a) under the Exchange Act.

12.2	Certification of Principal Financial Officer required by Rule 13a-14(a) under the Exchange Act.

13.1	Certification of Principal Executive Officer required by Rule 13a-14(b) under the Exchange Act.

13.2	Certification of Principal Financial Officer required by Rule 13a-14(b) under the Exchange Act.

97.1	Incentive-Based Compensation Recovery Policy(8)

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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
(6)
Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 20, 2021.
(7)
Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 13, 2023.
(8)
Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 11, 2024.

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

Date: April 15, 2025	ChipMOS TECHNOLOGIES INC.

	By:	/s/ Shih-Jye Cheng
	Name:	Shih-Jye Cheng
	Title:	Chairman and President

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Group’s consolidated financial statements and on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Revenue recognition – estimating progress relating to Assembly services, services for Display panel driver semiconductor assembly and testing and Bumping

As described in Notes 4 aa), dd), 24 and 41 e) to the consolidated financial statements, the Group earns revenue from Assembly services, services for Display panel driver semiconductor assembly and testing and Bumping. The Group recognized revenue associated with aforementioned services totalling NT$17,728,060 thousand for the year ended December 31, 2024. Such revenue is recognized over a period of time, during which the Group satisfied its performance obligations to the customer. The Group used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards completion of performance obligation and determine the amount of related revenue. Due to the nature of the work performed, management’s estimation of the progress towards completion of performance obligation is complex and requires significant judgment.

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

/s/ PricewaterhouseCoopers, Taiwan
Taipei, Taiwan
Republic of China
April 15, 2025

We have served as the Group’s auditor since 2015.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2023 and 2024

	Notes	December 31, 2023	December 31, 2024	December 31, 2024
		NT$000	NT$000	US$000
Assets
Current assets
Cash and cash equivalents	6	12,354,035	15,219,039	464,137
Current financial assets at fair value through profit or loss	7	42,735	68,970	2,104
Current financial assets at amortized cost	8	41,066	46,080	1,405
Current contract assets	24	383,883	397,747	12,130
Accounts receivable, net	9	5,326,381	5,010,154	152,795
Other receivables		44,576	77,620	2,367
Current tax assets		403	18	1
Inventories	10	2,568,648	2,694,594	82,177
Prepayments		120,273	129,294	3,943
Non-current assets held for sale, net	14	4,278,658	—	—
		25,160,658	23,643,516	721,059
Non-current assets
Non-current financial assets at fair value through other comprehensive income	11	120,317	103,013	3,142
Non-current financial assets at amortized cost	8,35	37,411	43,034	1,312
Investments accounted for using equity method	12	290,542	320,213	9,766
Property, plant and equipment, net	13,35	19,139,503	19,996,760	609,843
Right-of-use assets	15	1,037,502	1,026,591	31,308
Deferred tax assets	30	163,282	126,213	3,849
Refundable deposits		20,707	19,852	605
Other non-current assets		190,562	100,660	3,070
		20,999,826	21,736,336	662,895
Total assets		46,160,484	45,379,852	1,383,954

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2023 and 2024

	Notes	December 31, 2023	December 31, 2024	December 31, 2024
		NT$000	NT$000	US$000
Liabilities
Current liabilities
Short-term bank loans	16,33	—	339,364	10,350
Notes payable		484	773	23
Accounts payable		784,919	698,199	21,293
Other payables	17	3,479,045	3,913,604	119,354
Other payables – related parties	34	58,549	21,473	655
Current tax liabilities		505,600	108,148	3,298
Current provisions	42	33,564	35,924	1,096
Current lease liabilities	33	251,668	235,898	7,194
Long-term bank loans, current portion	18,33,35	2,263,718	3,326,042	101,435
Current refund liabilities	42	37,667	36,396	1,110
Other current liabilities		23,611	23,690	722
		7,438,825	8,739,511	266,530
Non-current liabilities
Long-term bank loans	18,33,35	12,648,001	10,432,539	318,162
Deferred tax liabilities	30	127,193	93,310	2,846
Non-current lease liabilities	33	813,733	821,057	25,040
Long-term deferred revenue		120,963	122,293	3,729
Net defined benefit liability, non-current	19	227,337	146,638	4,472
Guarantee deposits	33	21,235	21,186	646
		13,958,462	11,637,023	354,895
Total liabilities		21,397,287	20,376,534	621,425
Equity
Equity attributable to equity holders of the Company
Capital stock	20	7,272,401	7,272,401	221,787
Capital surplus	21	6,055,773	6,055,773	184,684
Retained earnings	22
Legal reserve		2,930,973	3,121,210	95,188
Unappropriated retained earnings		8,455,690	8,444,082	257,520
Other equity interest	23	48,360	109,852	3,350
Total equity		24,763,197	25,003,318	762,529
Total liabilities and equity		46,160,484	45,379,852	1,383,954

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2022, 2023 and 2024

	Notes	2022	2023	2024	2024
		NT$000	NT$000	NT$000	US$000
Revenue	24,41	23,517,064	21,356,228	22,695,909	692,159
Cost of revenue	10,28,29	(18,605,007)	(17,806,803)	(19,751,813)	(602,373)
Gross profit		4,912,057	3,549,425	2,944,096	89,786
Sales and marketing expenses	28,29	(128,029)	(135,661)	(128,733)	(3,926)
General and administrative expenses	28,29	(538,684)	(497,742)	(478,553)	(14,594)
Research and development expenses	28,29	(1,158,598)	(1,093,513)	(1,162,765)	(35,461)
Other income (expenses), net		129,933	85,943	99,892	3,046
Operating profit	41	3,216,679	1,908,452	1,273,937	38,851
Interest income	25,41	57,199	193,189	197,719	6,030
Other income		66,991	77,583	58,089	1,771
Other gains and losses	26	386,567	135,501	393,565	12,003
Finance costs	27	(153,279)	(266,390)	(278,940)	(8,507)
Share of profit of associates and joint ventures accounted for using equity method	41	453,715	219,891	2,683	82
Profit before income tax		4,027,872	2,268,226	1,647,053	50,230
Income tax expense	30	(588,175)	(300,661)	(207,517)	(6,328)
Profit for the year		3,439,697	1,967,565	1,439,536	43,902
Other comprehensive income (loss):
Profit on remeasurements of defined benefit plans	19	222,234	10,699	56,305	1,717
Unrealized loss on valuation of equity instruments at fair value through other comprehensive income	11,23	(46,419)	(217,785)	(17,304)	(528)
Share of other comprehensive (loss) income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	12	(28,254)	12,993	16,978	518
Income tax effect on components that will not be reclassified to profit or loss	30	(31,888)	49,498	(7,803)	(238)
Components of other comprehensive income (loss) that will not be reclassified to profit or loss		115,673	(144,595)	48,176	1,469
Exchange differences on translation of foreign operations	23	68,656	16,713	18,347	560
Equity directly related to non-current assets held for sale	23	—	(43,094)	43,094	1,314
Components of other comprehensive income (loss) that will be reclassified to profit or loss		68,656	(26,381)	61,441	1,874
Other comprehensive income (loss), net of income tax		184,329	(170,976)	109,617	3,343
Total comprehensive income for the year		3,624,026	1,796,589	1,549,153	47,245
Earnings per share – basic	31	NT$4.73	NT$2.71	NT$1.98	US$0.06
Earnings per share – diluted	31	NT$4.63	NT$2.68	NT$1.96	US$0.06
Earnings per equivalent ADS – basic		NT$94.60	NT$54.11	NT$39.59	US$1.21
Earnings per equivalent ADS – diluted		NT$92.63	NT$53.54	NT$39.22	US$1.20

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years Ended December 31, 2022, 2023 and 2024

		Equity attributable to equity holders of the Company
				Retained earnings		Other equity interest
	Notes	Capital stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Total equity
Year 2022		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2022		7,272,401	6,055,621	2,070,505	8,521,848	(86,025)	307,865	—	24,142,215
Profit for the year		—	—	—	3,439,697	—	—	—	3,439,697
Other comprehensive income (loss)	23	—	—	—	177,886	68,656	(62,213)	—	184,329
Total comprehensive income (loss) for the year		—	—	—	3,617,583	68,656	(62,213)	—	3,624,026
Appropriation of prior year’s earnings:	22
Legal reserve		—	—	505,482	(505,482)	—	—	—	—
Cash dividends		—	—	—	(3,127,133)	—	—	—	(3,127,133)
Changes in associates accounted for using equity method		—	152	—	—	—	—	—	152
Balance at December 31, 2022		7,272,401	6,055,773	2,575,987	8,506,816	(17,369)	245,652	—	24,639,260
Year 2023
Balance at January 1, 2023		7,272,401	6,055,773	2,575,987	8,506,816	(17,369)	245,652	—	24,639,260
Profit for the year		—	—	—	1,967,565	—	—	—	1,967,565
Other comprehensive income (loss)	23	—	—	—	8,947	16,713	(153,542)	(43,094)	(170,976)
Total comprehensive income (loss) for the year		—	—	—	1,976,512	16,713	(153,542)	(43,094)	1,796,589
Appropriation of prior year’s earnings:	22
Legal reserve		—	—	354,986	(354,986)	—	—	—	—
Cash dividends		—	—	—	(1,672,652)	—	—	—	(1,672,652)
Balance at December 31, 2023		7,272,401	6,055,773	2,930,973	8,455,690	(656)	92,110	(43,094)	24,763,197
Year 2024
Balance at January 1, 2024		7,272,401	6,055,773	2,930,973	8,455,690	(656)	92,110	(43,094)	24,763,197
Profit for the year		—	—	—	1,439,536	—	—	—	1,439,536
Other comprehensive income	23	—	—	—	45,264	18,347	2,912	43,094	109,617
Total comprehensive income for the year		—	—	—	1,484,800	18,347	2,912	43,094	1,549,153
Appropriation of prior year’s earnings:	22
Legal reserve		—	—	190,237	(190,237)	—	—	—	—
Cash dividends		—	—	—	(1,309,032)	—	—	—	(1,309,032)
Disposal of investments in equity instruments at fair value through other comprehensive income	23	—	—	—	2,861	—	(2,861)	—	—
Balance at December 31, 2024		7,272,401	6,055,773	3,121,210	8,444,082	17,691	92,161	—	25,003,318

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2022, 2023 and 2024

	Notes	2022	2023	2024	2024
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before income tax		4,027,872	2,268,226	1,647,053	50,230
Adjustments to reconcile profit (loss)
Depreciation expenses	13,15,28,41	4,751,902	4,779,333	4,856,186	148,100
Expected credit losses (gains)		897	(302)	(1,020)	(31)
Interest expense	27,41	142,439	265,957	278,581	8,496
Interest income	25,41	(57,199)	(193,189)	(197,719)	(6,030)
Dividend income		(9,816)	(6,592)	(1,320)	(40)
Share of profit of associates and joint ventures accounted for using equity method	41	(453,715)	(219,891)	(2,683)	(82)
Loss (gain) on valuation of financial assets at fair value through profit or loss	7,26	69,404	(39,254)	(48,101)	(1,467)
Gain on disposal of property, plant and equipment, net		(74,548)	(18,431)	(55,262)	(1,685)
Gain on disposal of non-current assets held for sale	14,26	—	—	(72,261)	(2,204)
Gain from lease modifications		(139)	—	(13)	—
Impairment loss on property, plant and equipment	13,42	12,721	9,236	18,618	568
Deferred revenue		(17,859)	(20,839)	(22,003)	(671)
Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		162,332	124,743	21,866	667
Current contract assets		18,788	(2,470)	(13,809)	(421)
Accounts and notes receivable		1,962,959	(944,603)	317,191	9,673
Other receivables		15,849	48,736	(23,080)	(704)
Inventories		(3,232)	641,761	(125,946)	(3,841)
Prepayments		37,748	3,104	(9,021)	(275)
Accounts and notes payable		(451,480)	224,469	(86,431)	(2,636)
Other payables		(161,212)	(90,786)	143,234	4,368
Current provisions		22,362	6,921	2,360	72
Current refund liabilities		27,274	544	(1,271)	(39)
Other current liabilities		8,097	1,293	79	2
Net defined benefit liability, non-current		(21,839)	(21,179)	(24,394)	(744)
Cash generated from operations		10,009,605	6,816,787	6,600,834	201,306
Interest received		42,170	194,136	191,049	5,827
Dividend received		26,416	10,327	3,810	116
Interest paid		(107,210)	(227,488)	(245,910)	(7,499)
Income tax paid		(1,354,548)	(186,280)	(609,201)	(18,579)
Net cash generated from operating activities		8,616,433	6,607,482	5,940,582	181,171

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2022, 2023 and 2024

	Notes	2022	2023	2024	2024
		NT$000	NT$000	NT$000	US$000
Cash flows from investing activities
Acquisition of financial assets at fair value through other comprehensive income	12	—	(12,500)	—	—
Acquisition of financial assets at amortized cost		(133,182)	(72,201)	(94,845)	(2,892)
Proceeds from repayments of financial assets at amortized cost		69,022	130,220	87,035	2,654
Acquisition of investments accounted for using equity method	12,34	—	—	(12,500)	(381)
Proceeds from disposal of non-current assets held for sale	14	—	—	4,394,206	134,011
Acquisition of property, plant and equipment	32	(4,699,369)	(3,073,881)	(5,081,154)	(154,961)
Proceeds from disposal of property, plant and equipment		77,339	83,679	74,709	2,278
(Increase) decrease in refundable deposits		(493)	1,064	922	28
Increase in other non-current assets		(400,569)	(160,703)	(6,811)	(208)
Increase in long-term deferred revenue		25,328	14,145	23,333	712
Net cash used in investing activities		(5,061,924)	(3,090,177)	(615,105)	(18,759)
Cash flows from financing activities	33
Proceeds from short-term bank loans		348,006	1,273,873	3,225,758	98,376
Payments on short-term bank loans		(1,079,757)	(1,273,873)	(2,886,394)	(88,026)
Payment on lease liabilities		(237,869)	(293,383)	(320,452)	(9,773)
Proceeds from long-term bank loans		4,567,672	2,430,224	1,078,496	32,891
Payments on long-term bank loans		(54,000)	(1,522,918)	(2,263,718)	(69,037)
Decrease in guarantee deposits		(25)	(365)	(49)	(1)
Cash dividends paid	22	(3,127,133)	(1,672,652)	(1,309,032)	(39,922)
Net cash generated from (used in) financing activities		416,894	(1,059,094)	(2,475,391)	(75,492)
Effect of foreign exchange rate changes		19,025	(780)	14,918	455
Net increase in cash and cash equivalents		3,990,428	2,457,431	2,865,004	87,375
Cash and cash equivalents at beginning of year	6	5,906,176	9,896,604	12,354,035	376,762
Cash and cash equivalents at end of year	6	9,896,604	12,354,035	15,219,039	464,137

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

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

2.
The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on April 15, 2025.

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

b)
New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IAS 21, “Lack of Exchangeability”	January 1, 2025
Amendments to IFRS 9 and IFRS 7, “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Amendments to IFRS 9 and IFRS 7, “Contracts Referencing Nature – Dependent Electricity”	January 1, 2026
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18, “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19, “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026

Except for the following, the above standards and interpretations have no significant impact on the Group’s financial position and financial performance based on the Group’s assessment.

IFRS 18, “Presentation and Disclosure in Financial Statements”

IFRS 18, “Presentation and Disclosure in Financial Statements” replaces IAS 1. The standard introduces a defined structure of the statement of profit or loss, disclosure requirements related to management-defined performance measures, and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

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
i)
Financial assets at fair value through profit or loss.
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
(b)
Subsidiaries included in the consolidated financial statements:

				Percentage of Ownership (%)
				December 31,
Name of investor	Name of investee	Main business	Location	2023	2024
The Company	ChipMOS U.S.A., Inc. (“ChipMOS USA”)	Marketing of semiconductors and electronic related products	San Jose, USA	100	100
The Company	ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”)	Holding company	British Virgin Islands	100	100
ChipMOS BVI	ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”)	Marketing of semiconductors and electronic related products	Shanghai, People’s Republic of China (“PRC”)	100	100

(c)
Subsidiaries not included in the consolidated financial statements: None.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

(d)
Adjustments for subsidiaries with different statements of financial position dates: Not applicable.
(e)
No significant restrictions on the ability of subsidiaries to transfer funds to parent company.
(f)
Subsidiaries that have non-controlling interests that are material to the Group: None.
d)
Foreign currency translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in NT$, which is the Company’s functional currency.

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
iv)
Cash and cash equivalents, excluding restricted cash and cash equivalents and those that are to be exchanged or used to settle liabilities more than 12 months after the statements of financial position date.

All assets that do not meet the above criteria are classified as non-current assets.

(b)
Liabilities that meet one of the following criteria are classified as current liabilities:
i)
Liabilities that are expected to be settled within the normal operating cycle;

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

ii)
Liabilities arising mainly from trading activities;
iii)
Liabilities that are to be settled within 12 months from the statements of financial position date;
iv)
It does not have the right at the end of the reporting period to defer settlement of the liability at least 12 months after the reporting period.

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

December 31, 2022, 2023 and 2024

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

o)
Investments accounted for using equity method – associates
(a)
Associates are all entities over which the Group has significant influence but not control. In general, it is presumed that the investor has significant influence, if an investor holds, directly or indirectly 20 percent or more of the voting power of the investee or by holding one seat at the Board. Investments in associates are accounted for using the equity method and are initially recognized at cost.
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

December 31, 2022, 2023 and 2024

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

December 31, 2022, 2023 and 2024

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

December 31, 2022, 2023 and 2024

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

December 31, 2022, 2023 and 2024

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

As the asset ownership belongs to the customer, who bears the significant risk and rewards and rights on the use of the asset, the Group recognizes assembly and testing service revenue based on the progress towards completion of performance obligation during the service period, and the sales discount is accrued based on historical experience.

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

5.
Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2024, which was NT$32.79 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

6.
Cash and cash equivalents

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Cash on hand and petty cash	450	450
Checking accounts and demand deposits	1,434,939	1,194,923
Time deposits	10,918,646	14,023,666
	12,354,035	15,219,039

a)
The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.
b)
No cash and cash equivalents of the Group were pledged to others.
7.
Financial assets at fair value through profit or loss

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Current:
Financial assets mandatorily measured at fair value through profit or loss
Listed stocks	53,747	53,747
Valuation adjustment	(11,012)	15,223
	42,735	68,970

a)
Amounts recognized in profit or loss in relation to the financial assets at fair value through profit or loss are listed below:

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Financial assets mandatorily measured at fair value through profit or loss
Listed stocks	(75,211)	22,001	26,235
Beneficiary certificates*	5,807	17,253	21,866
	(69,404)	39,254	48,101

* Beneficiary certificates represent money market funds the Company held during the reporting period. As of December 31, 2022, 2023 and 2024, there were no beneficiary certificates classified as current financial assets at fair value through profit or loss (“FVTPL”).

b)
No financial assets at FVTPL were pledged to others.
c)
Information relating to price risk of financial assets at FVTPL is provided in Note 40 a).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

8.
Financial assets at amortized cost

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Current:
Time deposits	41,066	46,080
Non-current:
Restricted bank deposits	37,411	43,034

a)
Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Interest income	587	1,861	2,433

b)
Without taking into account any collateral held or other credit enhancements, the maximum exposure to credit risk in respect of the amount that best represents the financial assets at amortized cost held by the Group is the carrying amount at the end of each reporting period.
c)
Information about the financial assets at amortized cost that were pledged to others as collateral is provided in Note 35.
d)
Information relating to credit risk of financial assets at amortized cost is provided in Note 40 a).
9.
Accounts receivable

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Accounts receivable	5,328,835	5,011,644
Less: Loss allowance	(2,454)	(1,490)
	5,326,381	5,010,154

a)
The Group’s credit term granted to customers is 30~90 days. Receivables do not bear interest. The loss allowance is determined based on the credit quality of customers. Information relating to credit risk is provided in Note 40 a).
b)
The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Current	5,326,523	5,007,362
Within 1 month	2,089	4,282
1-2 months	223	—
	5,328,835	5,011,644

c)
As of December 31, 2023 and 2024, accounts receivable were all from contracts with customers. And as of January 1, 2023, the balance of accounts receivable from contracts with customers was NT$4,381,563 thousand.
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

10.
Inventories

	December 31, 2023
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	2,754,911	(186,263)	2,568,648

	December 31, 2024
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	2,854,743	(160,149)	2,694,594

The cost of inventories recognized as an expense for the year:

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Cost of revenue	18,611,515	17,723,687	19,777,825
Loss on abandonment	9,448	2,483	102
(Reversal of) allowance for inventory valuation and obsolescence loss	(15,956)	80,633	(26,114)
	18,605,007	17,806,803	19,751,813

a)
Reversal of inventory valuation and obsolescence loss was mainly due to the reversal of previously recognized obsolescence losses by utilizing and selling obsolete raw materials.
b)
No inventories of the Group were pledged to others.
11.
Non-current financial assets at fair value through other comprehensive income

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Designation of equity instruments
Foreign unlisted stocks	38,534	38,534
Valuation adjustment	81,783	64,479
	120,317	103,013

a)
Based on the Group’s business model, the foreign unlisted stocks held for strategic investments were elected to classify as Financial assets at fair value through other comprehensive income.
b)
Amounts recognized in other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Financial assets at fair value through other comprehensive income
Foreign unlisted stocks	(46,419)	(217,785)	(17,304)

c)
No financial assets at fair value through other comprehensive income were pledged to others.
d)
Information about fair value measurement is provided in Note 40 b).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

12.
Investments accounted for using equity method

Associates	December 31, 2023	December 31, 2024
	NT$000	NT$000
JMC ELECTRONICS CO., LTD. (“JMC”)	277,076	293,089
Daypower Energy Co., Ltd. (“Daypower Energy”)	13,466	27,124
	290,542	320,213

a)
The carrying amount of the Group’s interests in all individually immaterial associates and the Group’s share of the operating results are summarized below:

As of December 31, 2023 and 2024, the carrying amount of the Group’s individually immaterial associates amounted to NT$290,542 thousand and NT$320,213 thousand, respectively.

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Profit for the year from continuing operations	453,715	1,714	2,683
Other comprehensive (loss) income, net of income tax	(28,254)	12,993	16,978
Total comprehensive income	425,461	14,707	19,661

b)
JMC is recognized as investment accounted for using equity method given that the Company retains significant influence by holding one seat in JMC’s Board of Directors. JMC has quoted market prices. As of December 31, 2023 and 2024, the fair value was NT$303,780 thousand and NT$303,365 thousand, respectively.
c)
In April 2023, the Company acquired 1,000 thousand ordinary shares of Daypower Energy in the amount of NT$12,500 thousand, representing 10% of shareholding and was recorded as financial assets at fair value through other comprehensive income. Subsequently, in August 2023, the Company participated in the re-election of the directors of Daypower Energy and obtained significant influence by holding one seat in Daypower Energy’s Board of Directors. As a result, the Company reclassified the investment as investment accounted for using equity method from financial assets at fair value through other comprehensive income. In August 2024, the Company participated in the cash capital increase of Daypower Energy according to its shareholding ratio, with a payment amount of NT$12,500 thousand.
d)
On December 21, 2023, the Company’s Board of Directors approved its subsidiary ChipMOS BVI to sell the investment accounted for using equity method in Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”) and reclassified the investment as non-current assets held for sale. Information relating to non-current assets held for sale is provided in Note 14.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

13.
Property, plant and equipment, net

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	2024
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	454,738	13,850,418	60,650,428	5,959,251	2,774,055	652,685	84,341,575
Accumulated depreciation and impairment	—	(8,551,197)	(49,168,655)	(5,222,438)	(2,259,782)	—	(65,202,072)
	454,738	5,299,221	11,481,773	736,813	514,273	652,685	19,139,503
January 1	454,738	5,299,221	11,481,773	736,813	514,273	652,685	19,139,503
Additions	—	5,619	8,260	665	—	5,436,887	5,451,431
Disposals	—	—	(495)	(21,744)	(501)	—	(22,740)
Reclassifications	—	1,241,424	3,016,325	859,198	220,864	(5,337,811)	—
Depreciation expenses	—	(605,548)	(3,050,253)	(642,589)	(254,502)	—	(4,552,892)
Impairment losses	—	—	(18,618)	—	—	—	(18,618)
Exchange adjustment	—	—	24	—	52	—	76
December 31	454,738	5,940,716	11,437,016	932,343	480,186	751,761	19,996,760
December 31
Cost	454,738	15,075,654	62,448,765	6,488,339	2,927,335	751,761	88,146,592
Accumulated depreciation and impairment	—	(9,134,938)	(51,011,749)	(5,555,996)	(2,447,149)	—	(68,149,832)
	454,738	5,940,716	11,437,016	932,343	480,186	751,761	19,996,760

a)
Amount of borrowing costs capitalized as part of property, plant and equipment and the range of the interest rates for such capitalization are as follows:

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Amount of interest capitalized	10,856	7,692	12,542
Range of the interest rates for capitalization	1.0094%	1.4588%	1.6380%

b)
Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 35.
14.
Non-current assets held for sale

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

a)
Assets held for sale:

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Investment accounted for using equity method in Unimos Shanghai	4,278,658	—
b)
Information relating to cumulative income or expense recognized in other comprehensive income relating to disposal non-current assets classified as held for sale is provided in Note 23.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

c)
In May 2024, the Group completed the equity transfer of Unimos Shanghai, recognizing a gain on disposal of NT$72,261 thousand, which is recorded under “Other gains and losses”, and fully received the consideration amounted to NT$4,394,206 thousand in December 2024.
15.
Leasing arrangements – lessee
a)
The Group leases various assets, including land, buildings, machinery and equipment, and others. Lease contracts are typically made for periods of 2 to 30 years. For machinery and equipment, lease contracts are 3 years. For land, lease contracts are between 20 to 30 years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease contracts do not impose covenants, but leased assets may not be used as security for borrowing purposes.
b)
The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	Carrying amount
	December 31, 2023	December 31, 2024
	NT$000	NT$000
Land	615,385	734,958
Buildings	7,723	13,458
Machinery and equipment	411,809	260,375
Others	2,585	17,800
	1,037,502	1,026,591

	Depreciation expenses
	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Land	21,904	21,524	24,248
Buildings	10,861	11,738	12,195
Machinery and equipment	194,059	245,304	261,383
Others	1,997	2,461	5,468
	228,821	281,027	303,294

c)
For the years ended December 31, 2023 and 2024, additions to right-of-use assets were NT$419,625 thousand and NT$292,117 thousand, respectively.
d)
The information on profit or loss accounts relating to lease contracts is as follows:

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Items affecting profit or loss
Interest expense on lease liabilities	14,556	18,757	19,902
Expense on short-term lease contracts	95,213	55,944	140,029

e)
For the years ended December 31, 2022, 2023 and 2024, the Group’s total cash outflow for leases were NT$333,133 thousand, NT$351,063 thousand and NT$443,345 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

16.
Short-term bank loans

Type of loans	December 31, 2023	December 31, 2024
	NT$000	NT$000
Bank loans
Unsecured bank loans	—	339,364
Interest rate range	—	5.66%
Unused credit lines of short-term bank loans
NT$000	4,428,100	5,050,836
US$000	65,000	37,000

17.
Other payables

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Payable to equipment suppliers	1,196,181	1,506,821
Salaries and bonuses payable	994,651	1,048,883
Employees’ compensation payable	250,181	189,058
Pension payable	16,825	17,926
Directors’ remuneration payable	6,255	4,662
Interest payable	9,625	10,212
Other expense payable	1,005,327	1,136,042
	3,479,045	3,913,604

18.
Long-term bank loans

Type of loans	Period and payment term	December 31, 2023	December 31, 2024
		NT$000	NT$000
Government granted bank loans	Borrowing period is from March 11, 2020 to July 15, 2033; interest is repayable monthly; principal is repayable monthly from March 15, 2023	14,972,311	13,790,193
Less: Unamortized interest on government granted bank loans		(60,592)	(31,612)
Less: Current portion		(2,263,718)	(3,326,042)
		12,648,001	10,432,539
Interest rate range		1.2%~1.75%	1.325%~1.875%
Unused credit lines of long-term bank loans
NT$000		7,232,770	7,863,170

a)
On January 1, 2019, Ministry of Economic Affairs, ROC (“MOEA”) implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 and December 2024 with the line of credit amounted to NT$25.44 billion and terms from seven to ten years. Funding from these loans was used to invest in machineries, equipment and plant expansions and broaden the Company’s working capital.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

b)
Information about the items that are pledged to others as collaterals for long-term bank loans is provided in Note 35.
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

(a)
The amounts recognized in the statements of financial position are as follows:

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Present value of defined benefit obligations	(744,191)	(706,559)
Fair value of plan assets	516,854	559,921
Net defined benefit liability	(227,337)	(146,638)

(b)
Movements in net defined benefit liability are as follows:

	2022
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(959,677)	456,389	(503,288)
Current services cost	(257)	—	(257)
Interest (expense) income	(6,589)	3,161	(3,428)
	(966,523)	459,550	(506,973)
Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	34,550	34,550
Financial assumption movement effect	73,218	—	73,218
Experience adjustments	114,466	—	114,466
	187,684	34,550	222,234
Pension fund contribution	—	25,524	25,524
Paid pension	19,291	(19,291)	—
December 31	(759,548)	500,333	(259,215)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	2023
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(759,548)	500,333	(259,215)
Current services cost	(133)	—	(133)
Interest (expense) income	(11,150)	7,441	(3,709)
	(770,831)	507,774	(263,057)
Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	3,187	3,187
Impact on changes in demographic assumptions	14,216	—	14,216
Financial assumption movement effect	(7,103)	—	(7,103)
Experience adjustments	399	—	399
	7,512	3,187	10,699
Pension fund contribution	—	25,021	25,021
Paid pension	19,128	(19,128)	—
December 31	(744,191)	516,854	(227,337)

	2024
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(744,191)	516,854	(227,337)
Current services cost	(125)	—	(125)
Interest (expense) income	(9,934)	6,919	(3,015)
	(754,250)	523,773	(230,477)
Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	45,033	45,033
Financial assumption movement effect	29,825	—	29,825
Experience adjustments	(18,553)	—	(18,553)
	11,272	45,033	56,305
Pension fund contribution	—	27,534	27,534
Paid pension	36,419	(36,419)	—
December 31	(706,559)	559,921	(146,638)

(c)
The Bank of Taiwan was commissioned to manage the fund of the Company’s defined benefit pension plan in accordance with the fund’s annual investment and utilization plan and the Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund (Article 6: The scope of utilization for the fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings are less than aforementioned rates, government shall make payment for the deficit after being authorized by the authority. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of the fair value of plan asset in accordance

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

with IAS 19, “Employee Benefits” paragraph 142. The composition of fair value of plan assets as of December 31, 2023 and 2024 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.
(d)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2023	2024
Discount rate	1.40%	1.60%
Future salary increase	3.50%	3.25%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

The present value of defined benefit obligations is affected by the change in actuarial assumption. The analysis was as follows:

	Discount rate		Future salary increase
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2023
Effect on present value of defined benefit obligations	(17,562)	18,228	17,817	(17,262)
December 31, 2024
Effect on present value of defined benefit obligations	(15,943)	16,520	16,219	(15,737)

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

(e)
Expected contributions to the defined benefit pension plans of the Company for the year ending December 31, 2025 amounts to NT$27,600 thousand.
(f)
As of December 31, 2024, the weighted average duration of that retirement plan is 9.3 years. The analysis of timing of the future pension payment was as follows:

December 31, 2024
NT$000
Within 1 year	66,592
1-2 years	41,433
2-5 years	113,568
5-10 years	182,499
404,092

b)
Defined Contribution Plans
(a)
Effective from July 1, 2005, the Company established a defined contribution pension plan (“New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2022, 2023 and 2024 were NT$201,606 thousand, NT$190,913 thousand and NT$211,985 thousand, respectively.
(b)
According to the defined contribution pension plan stipulated by PRC, ChipMOS Shanghai contributes monthly on amount based on a certain percentage of the local employees’ monthly salaries and wages. The contribution percentage

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

was both 16% for the years ended December 31, 2022, 2023 and 2024. The pension of each employee is managed by the government and ChipMOS Shanghai has no further obligations except the monthly contribution. The pension costs under defined contribution pension plan of ChipMOS Shanghai for the years ended December 31, 2022, 2023 and 2024 were NT$380 thousand, NT$604 thousand and NT$715 thousand, respectively.
20.
Capital stock
a)
As of December 31, 2024, the Company’s authorized capital was NT$9,700,000 thousand, consisting of 970,000 thousand ordinary shares, and the paid-in capital was NT$7,272,401 thousand with a par value of NT$10 per share, consisting of 727,240 thousand ordinary shares. All proceeds from shares issued have been collected.
b)
As of December 31, 2024, the outstanding ADSs were approximately 3,727,383 units representing 74,548 thousand ordinary shares and each ADS represents 20 ordinary shares of the Company. The major terms and conditions of the ADSs are summarized as follows:
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

c)
The number of the Company’s ordinary shares outstanding as of January 1 and December 31 of 2022, 2023 and 2024 were all 727,240 thousand shares, respectively.
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

December 31, 2022, 2023 and 2024

	2023
	Share premium	Others	Total
	NT$000	NT$000	NT$000
January 1	6,043,483	12,290	6,055,773
December 31	6,043,483	12,290	6,055,773

	2024
	Share premium	Others	Total
	NT$000	NT$000	NT$000
January 1	6,043,483	12,290	6,055,773
December 31	6,043,483	12,290	6,055,773

22.
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
e)
The appropriations of 2021, 2022, 2023 and 2024 earnings were resolved in the shareholders’ meeting held on May 26, 2022, May 30, 2023 and May 30, 2024 and proposed in the board of meeting held on February 25,2025, respectively. The appropriations and dividends per share are as follows:

	2021		2022
	Amount	Cash distribution per share	Amount	Cash distribution per share
	NT$000	NT$	NT$000	NT$
Legal reserve	505,482		354,986
Cash dividend	3,127,133	4.30	1,672,652	2.30

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	2023		2024
	Amount	Cash distribution per share	Amount	Cash distribution per share
	NT$000	NT$	NT$000	NT$
Legal reserve (Note)	190,237		146,812
Cash dividend (Note)	1,309,032	1.80	872,688	1.20

Note: The aforementioned appropriations of 2024 earnings had not yet been resolved by the shareholders’ meeting.

23.
Other equity interest

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	2024
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Total
	NT$000	NT$000	NT$000	NT$000
January 1	(656)	92,110	(43,094)	48,360
Currency translation differences
- The Company	18,347	—	—	18,347
- Non-current assets held for sale	—	—	43,094	43,094
Evaluation adjustment
- The Company	—	(17,304)	—	(17,304)
- Associates	—	16,758	—	16,758
Evaluation adjustment transferred to retained earnings
- Associates	—	(2,861)	—	(2,861)
Evaluation adjustment related tax
- The Company	—	3,458	—	3,458
December 31	17,691	92,161	—	109,852

24.
Revenue

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Revenue from contracts with customers	23,517,064	21,356,228	22,695,909

a)
The Group is primarily engaged in the assembly and testing services of high-integration and high-precision integrated circuits, and recognized revenue based on the progress towards completion of performance obligation during the service period. Information on revenue disaggregation is provided in Note 41.
b)
Contract assets

The Group has recognized the following contract assets in relation to revenue from contracts with customers:

	January 1, 2023	December 31, 2023	December 31, 2024
	NT$000	NT$000	NT$000
Contract assets	381,358	383,883	397,747

c)
The information relating to loss allowance for contract assets is provided in Note 40 a).
d)
All of the service contracts are for periods of one year or less. As permitted under IFRS 15, “Revenue from Contracts with Customers”, the transaction price allocated to these unsatisfied contracts is not disclosed.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

25.
Interest income

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Bank deposits	56,612	191,265	195,236
Financial assets at amortized cost	587	1,861	2,433
Other interest income	—	63	50
	57,199	193,189	197,719

26.
Other gains and losses

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Foreign exchange gains, net	448,097	78,170	242,588
Gain on disposal of non-current assets held for sale	—	—	72,261
(Loss) gain on valuation of financial assets at fair value through profit or loss	(69,404)	39,254	48,101
Reimbursement of ADSs service charge	2,412	2,121	2,611
Others	5,462	15,956	28,004
	386,567	135,501	393,565

27.
Finance costs

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Interest expense
Bank loans	138,731	254,892	271,221
Lease liabilities	14,556	18,757	19,902
Others	8	—	—
Less: Amounts capitalized in qualifying assets	(10,856)	(7,692)	(12,542)
	142,439	265,957	278,581
Finance expense	10,840	433	359
	153,279	266,390	278,940

28.
Expenses by nature

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Raw materials and supplies used	4,512,527	3,991,490	4,580,706
Employee benefit expenses	6,466,303	5,836,068	6,450,534
Depreciation expenses	4,751,902	4,779,333	4,856,186
Others	4,699,586	4,926,828	5,634,438
	20,430,318	19,533,719	21,521,864

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

29.
Employee benefit expenses

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Salaries	5,302,234	4,741,380	5,139,741
Directors’ remuneration	28,621	23,980	22,718
Labor and health insurance	449,223	432,568	477,338
Pension	205,671	195,359	215,840
Other personnel expenses	480,554	442,781	594,897
	6,466,303	5,836,068	6,450,534

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
b)
Based on profit as of the end of reporting period, for the years ended December 31, 2022, 2023 and 2024, the employees’ compensation were accrued at NT$447,303 thousand, NT$250,181 thousand and NT$186,484 thousand, respectively; the directors’ remuneration were accrued at NT$11,182 thousand, NT$6,255 thousand and NT$4,662 thousand, respectively.
c)
For the year of 2023, employees’ compensation and directors’ remuneration recognized were consistent with the amounts resolved in the Board of Directors’ meeting.
30.
Income tax expense
a)
Income tax expense
(a)
Components of income tax expense:

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Current income tax:
Current income tax on profits for the period	771,378	426,878	273,836
Income tax on unappropriated retained earnings	159,744	85,607	66,066
Prior year income tax overestimation	(255,935)	(182,778)	(127,768)
Total current income tax	675,187	329,707	212,134
Deferred income tax:
Relating to origination and reversal of temporary differences	(87,012)	(29,046)	(4,617)
Income tax expense	588,175	300,661	207,517

(b)
The income tax (charge)/credit relating to components of other comprehensive income are as follows:

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Unrealized loss on valuation of financial assets at fair value through other comprehensive income	(12,559)	(51,638)	(3,458)
Remeasurement of defined benefit obligations	44,447	2,140	11,261
	31,888	(49,498)	7,803

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

b)
Reconciliation of income tax expense and the accounting profit:

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Tax calculated based on profit before tax and statutory tax rate	804,086	451,676	338,116
Effects from adjustments based on regulation	(131,873)	(74,094)	(38,880)
Gain (loss) on investment in associates	11,923	19,228	(31,151)
Prior year income tax overestimation	(255,935)	(182,778)	(127,768)
Income tax on unappropriated retained earnings	159,744	85,607	66,066
Effect of different tax rates in countries in which the Group operates	230	1,022	1,134
Income tax expense	588,175	300,661	207,517

c)
The amounts of deferred tax assets or liabilities resulting from temporary differences and investment tax credits are as follows:

	2022
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	24,317	(3,191)	—	21,126
Property, plant and equipment	36,636	2,258	—	38,894
Provisions	2,849	10,010	—	12,859
Deferred revenue	14,638	(6,506)	—	8,132
Net defined benefit liability	97,248	(4,368)	(44,447)	48,433
Unrealized exchange losses	2,161	22,056	—	24,217
Others	2,749	2,876	—	5,625
Total	180,598	23,135	(44,447)	159,286
Deferred tax liabilities
Property, plant and equipment	(192,687)	75,713	—	(116,974)
Financial assets at fair value through other comprehensive income	(85,402)	—	12,559	(72,843)
Gain on investment in associates	—	(11,923)	—	(11,923)
Others	(88)	87	—	(1)
Total	(278,177)	63,877	12,559	(201,741)
Information presented on statements of financial position:
Deferred tax assets	180,598			159,286
Deferred tax liabilities	(278,177)			(201,741)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	2024
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	37,253	(5,223)	—	32,030
Property, plant and equipment	40,741	1,711	—	42,452
Provisions	14,377	(10)	—	14,367
Deferred revenue	1,626	(1,626)	—	—
Net defined benefit liability	42,057	(4,879)	(11,261)	25,917
Unrealized exchange losses	18,185	(18,185)	—	—
Others	9,043	2,404	—	11,447
Total	163,282	(25,808)	(11,261)	126,213
Deferred tax liabilities
Property, plant and equipment	(74,832)	9,086	—	(65,746)
Unrealized exchange gaines	—	(9,810)	—	(9,810)
Financial assets at fair value through other comprehensive income	(21,205)	—	3,458	(17,747)
Gain on investment in associates	(31,151)	31,151	—	—
Others	(5)	(2)	—	(7)
Total	(127,193)	30,425	3,458	(93,310)
Information presented on statements of financial position:
Deferred tax assets	163,282			126,213
Deferred tax liabilities	(127,193)			(93,310)

d)
The Company has not recognized taxable temporary differences associated with investments as deferred tax liabilities. As of December 31, 2023 and 2024, the amounts of temporary differences not recognized as deferred tax liabilities were NT$1,245,171 thousand and NT$1,392,934 thousand, respectively.
e)
The Company’s income tax returns through 2022 have been assessed and approved by the Tax Authority.
31.
Earnings per share

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	Year ended December 31, 2023
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	1,967,565	727,240	2.71
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		7,698
Profit attributable to equity holders of the Company	1,967,565	734,938	2.68

	Year ended December 31, 2024
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	1,439,536	727,240	1.98
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		6,772
Profit attributable to equity holders of the Company	1,439,536	734,012	1.96

32.
Supplemental cash flow information

Partial cash paid for investing activities

Property, plant and equipment

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Purchase of property, plant and equipment	4,918,482	3,228,471	5,451,431
Add: Beginning balance of payable to equipment suppliers	1,816,555	1,405,931	1,196,181
Add: Beginning balance of payable to equipment suppliers – related parties	—	—	58,549
Less: Ending balance of payable to equipment suppliers	(1,405,931)	(1,196,181)	(1,506,821)
Less: Ending balance of payable to equipment suppliers – related parties	—	(58,549)	(21,473)
Less: Transfer from other non-current assets	(629,737)	(305,791)	(96,713)
Cash paid during the year	4,699,369	3,073,881	5,081,154

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

33.
Changes in liabilities from financing activities

	2022
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	731,751	9,413,365	21,625	851,251	11,017,992
Changes in cash flow from financing activities	(731,751)	4,513,672	(25)	(237,869)	3,544,027
Adjustment of right-of-use assets	—	—	—	292,464	292,464
Amortization of loan fees	—	10,026	—	—	10,026
Amortization of interest expense	—	30,738	—	14,556	45,294
December 31	—	13,967,801	21,600	920,402	14,909,803

	2023
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	13,967,801	21,600	920,402	14,909,803
Changes in cash flow from financing activities	907,306	(365)	(293,383)	613,558
Adjustment of right-of-use assets	—	—	419,625	419,625
Amortization of interest expense	36,612	—	18,757	55,369
December 31	14,911,719	21,235	1,065,401	15,998,355

	2024
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	—	14,911,719	21,235	1,065,401	15,998,355
Changes in cash flow from financing activities	339,364	(1,185,222)	(49)	(320,452)	(1,166,359)
Adjustment of right-of-use assets	—	—	—	292,104	292,104
Amortization of interest expense	—	32,084	—	19,902	51,986
December 31	339,364	13,758,581	21,186	1,056,955	15,176,086

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

34.
Related party transactions
a)
Parent and ultimate controlling party

The Company has neither a parent company nor an ultimate controlling party. The transactions between the Company and its subsidiaries were eliminated in the accompanying consolidated financial statements and were not disclosed herein. The transactions between the Group and other related parties are as follows.

b)
Names of related parties and relationship

Name	Relationship
Unimos Shanghai	Associate (Note 1)
JMC	Associate
Daypower Energy	Associate (Note 2)
Siliconware Precision Industries Co., Ltd. (“SPIL”)	Entity that has significant influence over the Company

Note 1: No longer a related party after the completion of the equity transfer in May 2024.

Note 2: Becomes a related party in August 2023.

c)
Significant related party transactions
(a)
Payable to equipment suppliers

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Daypower Energy	58,549	21,473
(b)
Property transactions
i)
Acquisition of property, plant and equipment

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
SPIL	—	35,261	10,496
ii)
Acquisition of financial assets

				Year ended December 31, 2024
	Account items	Number of shares traded	Object of transaction	Acquisition price
				NT$000
Associate	Investments accounted for using equity method	1,000 thousand shares	Daypower Energy	12,500
d)
Key management personnel compensation

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Salaries and other short-term employee benefits	211,620	176,702	181,436
Post-employment compensation	2,197	2,158	2,396
	213,817	178,860	183,832

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

35.
Pledged assets

		Carrying amount
Assets	Purpose	December 31, 2023	December 31, 2024
		NT$000	NT$000
Non-current financial assets at amortized cost	Lease	37,411	43,034
Property, plant and equipment, net
- Land	Bank loan	454,738	454,738
- Buildings	Bank loan	5,299,221	5,722,487
- Machinery and equipment	Bank loan	8,173,618	7,172,859
		13,964,988	13,393,118

36.
Significant contingent liabilities and unrecognized contract commitments
a)
A letter of guarantee was issued by the financial institutions to the Customs Administration of the Ministry of Finance for making payment of customs-duty deposits when importing. As of December 31, 2023 and 2024, the amounts guaranteed by the financial institutions were NT$71,900 thousand and NT$59,800 thousand, respectively.
b)
Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Property, plant and equipment, net	1,940,740	1,279,217

37.
Significant disaster loss

None.

38.
Significant events after the reporting period
a)
On January 21, 2025, the Company’s Board of Directors approved to implement a treasury stock transaction from January 22, 2025 to March 21, 2025, repurchasing up to 10,000 thousand shares to maintain the Company’s credit and shareholders’ equity. The Company has completed the aforementioned share buyback program during the first quarter of 2025, with a transaction amount of NT$321,705 thousand. On April 15, 2025, the Company’s Board of Directors resolved to cancel the 10,000 thousand shares.
b)
Information about the appropriations of 2024 earnings is provided in Note 22.
39.
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

The liabilities to assets ratio at December 31, 2023 and 2024 were as follows:

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Total liabilities	21,397,287	20,376,534
Total assets	46,160,484	45,379,852
Liabilities to assets ratio	46.35%	44.90%

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

40.
Financial risk management and fair values of financial instruments
a)
Financial instruments
(a)
Financial instruments by category

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	42,735	68,970
Financial assets at fair value through other comprehensive income
Designation of equity instruments	120,317	103,013
Financial assets at amortized cost
Cash and cash equivalents	12,354,035	15,219,039
Financial assets at amortized cost	78,477	89,114
Accounts receivable	5,326,381	5,010,154
Other receivables	44,576	77,620
Refundable deposits	20,707	19,852
	17,987,228	20,587,762
Financial liabilities
Financial liabilities at amortized cost
Short-term bank loans	—	339,364
Notes payable	484	773
Accounts payable	784,919	698,199
Other payables	3,479,045	3,913,604
Other payables – related parties	58,549	21,473
Long-term bank loans (including current portion)	14,911,719	13,758,581
Lease liabilities (including current portion)	1,065,401	1,056,955
Guarantee deposits	21,235	21,186
	20,321,352	19,810,135

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

December 31, 2022, 2023 and 2024

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	December 31, 2024
	Foreign currency	Exchange rate	Carrying amount (NT$000)
(Foreign currency: functional currency)
Financial assets
Monetary items
US$000	157,974	32.7850	5,179,178
JPY000	262,664	0.2099	55,133
RMB000	13,328	4.4780	59,683
Non-monetary items
JPY000	490,770	0.2099	103,013
Financial liabilities
Monetary items
US$000	23,675	32.7850	776,185
JPY000	1,271,975	0.2099	266,988

5.
The total exchange gains, including realized and unrealized gains arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2022, 2023 and 2024, amounted to NT$448,097 thousand, NT$78,170 thousand and NT$242,588 thousand, respectively.
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	Year ended December 31, 2023
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	230,037	—
JPY000	5%	2,052	—
RMB000	5%	1,211	—
Financial liabilities
Monetary items
US$000	5%	32,509	—
JPY000	5%	11,971	—

	Year ended December 31, 2024
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	258,959	—
JPY000	5%	2,757	—
RMB000	5%	2,984	—
Financial liabilities
Monetary items
US$000	5%	38,809	—
JPY000	5%	13,349	—

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
2.
The Group invests in beneficiary certificates and listed stocks issued by the domestic companies. The prices of equity securities would change due to change of the future value of investee companies. For the years ended December 31, 2022, 2023 and 2024, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Group’s profit before income tax by NT$1,282 thousand, NT$427 thousand and NT$690 thousand, respectively.
3.
The Group’s investments in financial instruments comprise foreign unlisted stocks. The prices of financial instruments would change due to different valuation models and assumptions used. Analysis related to the effect on profit or other comprehensive income if these assumptions change is provided in Note 40 b) (g).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

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
4.
For the years ended December 31, 2022, 2023 and 2024, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group’s profit before income tax approximately by NT$140,561 thousand, NT$149,723 thousand and NT$137,902 thousand, respectively, mainly due to the Group’s floating rate on bank loans.
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
6.
The Group referred to the forecastability of business monitoring indicators published by the ROC National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of contract assets, accounts receivable and other receivables. As of December 31, 2023 and 2024 the loss rate methodologies are as follows:

	December 31, 2023
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.045%	0.045%	0.045%
Total carrying amount	384,057	5,328,835	44,589
Loss allowance	(174)	(2,454)	(13)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	December 31, 2024
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.030%	0.030%	0.030%
Total carrying amount	397,866	5,011,644	77,632
Loss allowance	(119)	(1,490)	(12)

7.
Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows:

	2022
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(120)	(1,910)	(16)
Provision for impairment loss	(109)	(759)	(29)
December 31	(229)	(2,669)	(45)

	2023
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(229)	(2,669)	(45)
Reversal of impairment loss	55	215	32
December 31	(174)	(2,454)	(13)

	2024
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(174)	(2,454)	(13)
Reversal of impairment loss	55	964	1
December 31	(119)	(1,490)	(12)

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
2.
The primary source of liquidity for the Group is from bank loans. See Notes 16 and18 for details of the unused credit lines of the Group as of December 31, 2023 and 2024.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

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

	December 31, 2023
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Long-term bank loans	2,469,744	7,506,844	4,273,199	1,330,797	15,580,584
Lease liabilities	267,759	250,104	57,856	681,975	1,257,694
Guarantee deposits	—	—	—	21,235	21,235
	2,737,503	7,756,948	4,331,055	2,034,007	16,859,513

	December 31, 2024
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Short-term bank loans	341,018	—	—	—	341,018
Long-term bank loans	3,525,490	6,678,601	3,061,642	1,050,523	14,316,256
Lease liabilities	253,805	149,308	71,714	824,641	1,299,468
Guarantee deposits	—	—	—	21,186	21,186
	4,120,313	6,827,909	3,133,356	1,896,350	15,977,928

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

(b)
The carrying amounts of cash and cash equivalents, financial assets at amortized cost, contract assets, accounts receivable, other receivables, refundable deposits, short-term and long-term bank loans, notes payable, accounts payable, other payables (including related parties), and guarantee deposits are approximate to their fair values.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

(c)
The related information of financial and non-financial instruments measured at fair value by level based on the nature, characteristics and risks of the assets and liabilities are as follows:
i)
The related information of natures of the assets and liabilities are as follows:

	December 31, 2023
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	42,735	—	—	42,735
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	120,317	120,317
	42,735	—	120,317	163,052

	December 31, 2024
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	68,970	—	—	68,970
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	103,013	103,013
	68,970	—	103,013	171,983

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

(d)
The following table shows the movements of Level 3 for the years ended December 31, 2023 and 2024:

	Equity instruments
	2023	2024
	NT$000	NT$000
January 1	338,102	120,317
Gains or losses recognized in other comprehensive income
Recorded as unrealized loss on valuation of financial assets at fair value through other comprehensive income	(217,785)	(17,304)
Purchases	12,500	—
Reclassified as investments accounted for using equity method	(12,500)	—
December 31	120,317	103,013

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
(f)
The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2023	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
	NT$000
Non-derivative equity instrument:
Foreign unlisted stocks	120,317	Comparable companies	Enterprise value to EBITDA multiple	8.23	The higher the multiple, the higher the fair value
			Price to book ratio multiple	1.64	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.70%	The higher the discount for lack of marketability, the lower the fair value

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	Fair value as of December 31, 2024	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
	NT$000
Non-derivative equity instrument:
Foreign unlisted stocks	103,013	Comparable companies	Enterprise value to EBITDA multiple	8.90	The higher the multiple, the higher the fair value
			Price to book ratio multiple	1.36~1.53	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.60%	The higher the discount for lack of marketability, the lower the fair value

(g)
The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2023
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign unlisted stocks	Enterprise value to EBITDA multiple	±1%	—	—	748	709
	Price to book ratio multiple	±1%	—	—	30	30
	Discount for lack of marketability	±1%	—	—	1,453	1,413
			—	—	2,231	2,152

			December 31, 2024
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign unlisted stocks	Enterprise value to EBITDA multiple	±1%	—	—	114	114
	Price to book ratio multiple	±1%	—	—	1,392	1,436
	Discount for lack of marketability	±1%	—	—	1,208	1,233
			—	—	2,714	2,783

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

41.
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	Year ended December 31, 2024
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	4,967,849	5,390,447	7,318,997	5,018,616	—	—	22,695,909
Inter-segment	—	—	—	—	60,131	(60,131)	—
Total revenue	4,967,849	5,390,447	7,318,997	5,018,616	60,131	(60,131)	22,695,909
Operating profit (loss)	625,435	(1,190,575)	1,281,862	555,419	1,863	(67)	1,273,937
Depreciation expenses	(1,075,612)	(799,273)	(2,568,610)	(405,330)	(7,361)	—	(4,856,186)
Share of profit of associates	—	—	—	—	119,118	(116,435)	2,683
Interest income	—	—	—	—	197,719	—	197,719
Interest expense	—	—	—	—	(278,581)	—	(278,581)
Purchase of property, plant and equipment	1,555,415	1,273,837	2,257,968	364,139	72	—	5,451,431

d)
Reconciliation for segment income (loss)

Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

e)
Information on products and services

	Year ended December 31,
	2022		2023		2024
	NT$000%		NT$000%		NT$000%
Testing	5,243,997	22	4,394,726	20	4,967,849	22
Assembly	6,705,898	29	4,629,430	22	5,390,447	24
LCDD	7,288,642	31	7,821,640	37	7,318,997	32
Bumping	4,278,527	18	4,510,432	21	5,018,616	22
	23,517,064	100	21,356,228	100	22,695,909	100

f)
Geographical information

	Year ended December 31,
	2022	2023	2024
	NT$000	NT$000	NT$000
Revenue
ROC	18,671,142	17,287,574	18,079,388
Japan	1,989,805	1,176,163	1,352,192
PRC	1,970,943	1,729,908	1,683,358
Singapore	390,488	676,088	981,329
Others	494,686	486,495	599,642
	23,517,064	21,356,228	22,695,909

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2022, 2023 and 2024

	December 31, 2023	December 31, 2024
	NT$000	NT$000
Non-current assets
ROC	20,360,166	21,120,719
PRC	1,279	2,861
Others	6,122	431
	20,367,567	21,124,011

g)
Major customer information

The information on the major customers which constituted more than 10% of the Group’s total revenue for the years ended December 31, 2022, 2023 and 2024 is as follows:

	Year ended December 31,
	2022		2023		2024
	NT$000%		NT$000%		NT$000%
Customers
Customer A	4,705,064	20	5,251,529	25	5,376,979	24
Customer B	1,868,583	8	2,834,188	13	2,604,235	11
Customer K	1,830,076	8	1,787,471	8	2,487,062	11
Customer M	2,278,645	10	1,320,905	6	1,438,991	6

42.
Financial statements schedule: valuation and qualifying accounts

	January 1	Additions charged to expense or deduction of revenue	Deduction / Write-offs / Reversal	December 31
	NT$000	NT$000	NT$000	NT$000
Year 2022
Allowance for impairment of property, plant and equipment	183,179	12,721	(1,433)	194,467
Allowance for impairment of obsolescence and decline in market value of inventories	121,586	—	(15,956)	105,630
Provision for deficiency compensation	4,281	79,827	(57,465)	26,643
Sales for allowance	9,849	94,641	(67,367)	37,123
Year 2023
Allowance for impairment of property, plant and equipment	194,467	9,236	—	203,703
Allowance for impairment of obsolescence and decline in market value of inventories	105,630	80,633	—	186,263
Provision for deficiency compensation	26,643	21,495	(14,574)	33,564
Sales for allowance	37,123	112,488	(111,944)	37,667
Year 2024
Allowance for impairment of property, plant and equipment	203,703	18,618	(10,061)	212,260
Allowance for impairment of obsolescence and decline in market value of inventories	186,263	—	(26,114)	160,149
Provision for deficiency compensation	33,564	44,297	(41,937)	35,924
Sales for allowance	37,667	115,150	(116,421)	36,396

For movements in loss allowance for contract assets, accounts receivable, and other receivables, please refer to Note 40 a).