Form 20-F
period 2025-12-31
CHIPMOS TECHNOLOGIES INC
filed 2026-04-14
CIK 1123134

As filed with the Securities and Exchange Commission on April 14, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

As of December 31, 2025, 699,983,126 Common Shares, par value NT$10 each, were outstanding.

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

EXCHANGE RATES

References to “US$” and “US dollars” are to United States dollars and references to “NT$” and “NT dollars” are to New Taiwan dollars. This Annual Report on Form 20-F contains translations of certain NT dollar amounts into US dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from NT dollars to US dollars and from US dollars to NT dollars were made at the noon buying rate in the City of New York for cable transfers in NT dollars per US dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2025, which was NT$31.37 to US$1.00. We make no representation that the NT dollar or US dollar amounts referred to in this Annual Report on Form 20-F could have been or could be converted into US dollars or NT dollars, as the case may be, at any particular rate or at all.

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

Disruptions in tariff, interest rate rising, financial markets and trade tensions may occur that causes diminished liquidity and limited availability of credit, reduced consumer confidence, reduced economic growth, increased unemployment rates and uncertainty about economic stability. Limited availability of credit in financial markets may lead consumers and businesses to postpone spending. This in turn may cause our customers to cancel, decrease or delay their existing and future orders with us. Particularly, the economics uncertainty caused by trade tensions and inflation, which led the weakness of macro-economic environment, will impact the end product market demand. The softness in broader market demand including smart phones, TVs, PC/servers and other consumer products, directly affects the inventory elimination of our customers. The decrease in segment revenue of display panel driver semiconductor assembly and testing services was principally due to the weakness of macro-economic environment, softness in market demand.

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

Meanwhile, conflicts in the Middle East, including conflicts affecting key energy transit routes, could contribute to volatility in global energy prices. This conflict increases global inflation risks and may influence central bank interest rate decisions, adding further economic uncertainty. If these conditions and uncertainties occur or continue, our business and results of operations could be materially and adversely affected.

Risks Relating to Our Industry

Because we depend on the highly cyclical semiconductor industry, which is characterized by significant and sometimes prolonged downturns from time to time, our revenue and earnings may fluctuate significantly, which in turn could adversely affect our results of operations and could cause the market price of our common shares or of our ADSs to decline.

Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for independent assembly and testing services, any downturn in the highly cyclical semiconductor industry may reduce demand for our services and adversely affect our results of operations. All of our customers operate in this industry and variations in order levels and in service fee from our customers may result in volatility in our revenue and earnings. For instance, during periods of decreased demand for assembled semiconductors, some of our customers may simplify, delay or forego final testing of certain types of semiconductors, which in turn may result in reduced demand for our services, adversely affecting our results of operations. From time to time, the semiconductor industry has experienced significant, and sometimes prolonged, downturns which have adversely affected our results of operations. We cannot give any assurances that there will not be any downturn in the future or that any future downturn will not materially and adversely affect our results of operations.

Any deterioration in the market for end-user applications for semiconductor products would reduce demand for our services and may result in a decrease in our earnings.

Market conditions in the semiconductor industry track, to a large degree, those for their end-user applications. Any deterioration in the market conditions for the end-user applications of semiconductors we test and assemble could reduce demand for our services and, in turn, could materially adversely affect our financial condition and results of operations. Our revenue is largely attributable to fees derived from testing and assembling semiconductors for use in personal computers, communications equipment, consumer electronic products, automotive and display applications. A significant decrease in demand for products in these markets could put pricing pressure on our assembly and testing services and negatively affect our revenue and earnings. Any significant decrease in demand for end-user applications of semiconductors will negatively affect our revenue and earnings.

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

Higher raw material costs and electricity charge rate increase would raise our cost and could reduce our profitability.

Our semiconductor assembly and testing operations rely on a variety of materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes consist of interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the display panel driver semiconductor assembly and testing process include gold, carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. These processes involve the use of gold, silver, copper and substrate, the costs of which are subject to market volatility. Fluctuations in raw metal and substrate costs have increased our material cost of assembly. Meanwhile, Taiwan’s electricity charge rate increased over time also raised our assembly and test cost. If we are unable to increase our OSAT price nor pass through such cost increases due to industry condition or others reason, it would adversely impact our gross margin and reduce our profitability.

Extra-tariffs in semiconductor content coming out of Taiwan could impact our business and reduce our profitability.

In February 2025, President Trump announced a plan to impose extra-tariffs on semiconductors. Despite the extra-tariffs in semiconductor content coming out of Taiwan would not directly impact our business nor gross profit based on currently business model, however the end-users may restructure the supply chain to areas or countries that are not imposed extra-tariffs to reduce their cost, which could impact our further business. Furthermore, the end-customers maybe seek the opportunity for semiconductor supply chain absorbing the extra-tariffs to maintain their competition, that will reduce our revenue and gross profit.

On March 11, 2026, the United States Trade Representatives announced the initiation of investigations regarding the acts, policies and practices of various economies, including Taiwan, under Section 301(b) of the Trade Act of 1974. This investigation, expected to conclude by July 2026, could lead to unilateral retaliatory measures, including higher tariffs, which would significantly impact Taiwan’s export-oriented electronics and mechanical industries. Any retaliatory measures announced against Taiwan could negatively affect our revenue and earnings.

Risks Relating to Our Business

If we are unable to compete effectively in the highly competitive semiconductor assembly and testing markets, we may lose customers and our income may decline.

The semiconductor assembly and testing markets are very competitive. We face competition from a number of IDMs with in-house assembly and testing capabilities and other independent semiconductor assembly and testing companies. Our competitors may have access to more advanced technologies and greater financial and other resources than we do. Many of our competitors have shown a willingness to reduce prices quickly and sharply in the past to maintain capacity utilization in their facilities during periods of reduced demand. In addition, an increasing number of our competitors conduct their operations in lower cost centers in Asia such as Mainland China. Any renewed or continued erosion in the prices or demand for our assembly and testing services, particularly for display panel driver semiconductor as a result of increased competition could adversely affect our profits.

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

Our assembly and testing services for Display panel driver semiconductors generated revenue of NT$7,822 million, NT$7,319 million and NT$5,870 million (US$187 million) in 2023, 2024 and 2025, respectively. We invested NT$1,757 million, NT$2,258 million and NT$814 million (US$26 million) in 2023, 2024 and 2025, respectively, on equipment for chip-on-film, or COF and chip-on-glass, or COG, technologies, which are used in assembly and testing services for LCD, OLED, automotive panel and other display panel driver semiconductors. Most of this equipment may not be used for technologies other than COF or COG. The demand went down since second half of 2025 due to customer inventory adjustment for market softness, and demand is expected to remain weak in 2026. Any significant decrease in demand for these products and our related services would significantly impact our capacity utilization rates. That may result in our inability to generate sufficient revenue to cover the depreciation expenses for the equipment used in testing and assembling LCD, OLED, automotive panel and other display panel driver semiconductors, thereby negatively affecting our profitability. See also “—Because of our high fixed costs, if we are unable to achieve relatively high capacity utilization rates, our earnings and profitability may be adversely affected”.

Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations.

We have a significant level of debt and interest expense. As of December 31, 2025, we had approximately NT$12,765 million (US$407 million) outstanding long-term indebtedness. Our long-term indebtedness as of December 31, 2025, represented bank loans with an interest rate from 1.525% to 1.975%. As of December 31, 2025, NT$8,658 million (US$276 million) of our indebtedness was secured by collateral comprised of our assets.

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

We rely on a small group of customers for a substantial portion of our business. In 2025, our top five customers collectively accounted for 61% of our revenue. As part of our strategy, we have been focusing on sales to key customers through long-term service agreements. We also focus on our business with smaller customers and customers who do not place orders on a regular basis. We expect that we will continue to rely on a relatively limited number of customers for a significant portion of our revenue. Any adverse development in our key customers’ operations, competitive position or customer base could materially reduce our revenue and materially adversely affect our business and profitability.

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

Our operations are characterized by a high proportion of fixed costs. For memory and logic/mixed-signal semiconductor testing services, our fixed costs represented 50%, 47% and 47% of our total cost of revenue in 2023, 2024 and 2025, respectively. For memory and logic/mixed-signal semiconductor assembly services, our fixed costs represented 26%, 25% and 23% of our total cost of revenue in 2023, 2024 and 2025, respectively. For Display panel driver semiconductor assembly and testing services, our fixed costs represented 59%, 58% and 61% of our total cost of revenue in 2023, 2024 and 2025, respectively. For bumping services, our fixed costs represented 19%, 17% and 14% of our total cost of revenue in 2023, 2024 and 2025, respectively. Our profitability depends in part not only on absolute pricing levels for our services, but also on the utilization rates for our assembly and testing equipment, commonly referred to as “capacity utilization rates”. Increases or decreases in our capacity utilization rates can significantly affect our gross margins as unit costs generally decrease as the fixed costs are allocated over a larger number of units. In the past, our capacity utilization rates have fluctuated significantly as a result of the fluctuations in the market demand for semiconductors. If we fail to increase or maintain our capacity utilization rates, our earnings and profitability may be adversely affected. In addition, the long-term assembly and testing services agreements we entered with certain customers may require us to incur significant capital expenditures. If we are unable to achieve high capacity utilization rates for the equipment purchased pursuant to these agreements, our gross margins may be materially and adversely affected.

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

We are required to comply with the ROC and US securities laws and regulations in connection with internal controls. As a public company in the United States, our management is required to assess the effectiveness of our internal control over financial reporting using the criteria established in Internal Control – Integrated Framework (2013) issued by Committee of Sponsoring Organization of the Treadway Commission (COSO), as required by Section 404 of the Sarbanes-Oxley Act of 2002. We carried out an evaluation, under the supervision and with the participation of management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer of the effectiveness of our internal controls over financial reporting as of December 31, 2025, and concluded those internal controls over financial reporting were effective as of that date. See “Item 15. Controls and Procedures” for more information. Moreover, even if our management concludes that our internal controls over our financial reporting are effective, our independent public registered accounting firm may disagree. If our independent public registered accounting firm is not satisfied with our internal controls over our financial reporting or the level at which our controls are documented, designed, operated or reviewed, or if the independent public registered accounting firm interprets the requirements, rules or regulations differently from us, it may decline to attest our effectiveness of internal controls over financial reporting or may issue an adverse opinion in the future. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact the market prices of our common shares or ADSs.

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

Currently, we are nearly 52% of revenue denominated in US dollars. Our cost of revenue and operating expenses, on the other hand, are incurred in several currencies, including NT dollars, Japanese yen and US dollars. In addition, a substantial portion of our capital expenditures, primarily for the purchase of LCD, OLED, automotive panel and other display panel driver semiconductor, assembly and testing equipment, has been, and is expected to continue to be, denominated in US dollars with much of the remainder in Japanese yen. We also have debt denominated in NT dollars, Japanese yen, and US dollars. Fluctuations in exchange rates, primarily among the US dollar, the NT dollar and the Japanese yen, will affect our costs and operating margins in NT dollar terms. In addition, these fluctuations could result in exchange losses and increased costs in NT dollar terms. Despite selective hedging and other techniques implemented by us, fluctuations in exchange rates have affected, and may continue to affect, our financial condition and results of operations.

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

We depend on the continued service of our executive officers and skilled engineering, technical and other personnel. We will also be required to hire a substantially greater number of skilled employees in connection with our expansion plans. In particular, we depend on a number of skilled employees in connection with our LCD, OLED, automotive panel and other display panel driver semiconductor assembly and testing services, and the competition for such employees in Taiwan is intense. We may not be able to either retain our present personnel or attract additional qualified personnel as and when needed. Moreover, we do not carry key person insurance for any of our executive officers nor do we have employment contracts with any of our executive officers. If we lose any of our key personnel, it could be very difficult to find and integrate replacement personnel, which could affect our ability to provide our services, resulting in reduced revenue and earnings. In addition, we may need to increase employee compensation levels in order to retain our existing officers and employees and to attract additional personnel. As of February 28, 2026, 33% of the workforce at our facilities are foreign workers employed by us under work permits that are subject to government regulations on renewal and other terms. Consequently, if the regulations in Taiwan relating to the employment of foreign workers were to become significantly more restrictive or if we are otherwise unable to attract or retain these workers at reasonable cost, we may be unable to maintain or increase our level of services and may suffer reduced revenue and earnings.

If our information technology systems, the information technology systems of our suppliers, and the information technology systems of service providers that share confidential information are subjected to cyberattacks by third parties around the world, our business and operations may be severely disrupted or even shut down, and our operating results, financial condition, prospects and reputation may also be materially and adversely affected.

Even though we have established a comprehensive internet and computer security network, we cannot guarantee that the computer systems controlling or maintaining critical business functions will be completely protected from cyberattacks. Even if we have deployed tools to mitigate attacks, there is still a possibility that important corporate data could be lost in the event of a cyberattack, or that production lines could be forced to shut down until the problem is resolved. Cyberattacks can also lead to a loss or leakage of trade secrets and other sensitive information. While we continuously review and evaluate our cybersecurity policies and procedures, we cannot guarantee that we will not be affected by new risks and attacks in the ever-evolving cybersecurity threat environment.

Malicious hackers may also attempt to disrupt our operations, extort money from us, regain control of our computer systems, or obtain unauthorized access to our sensitive information using new attack methods. These attacks could result in us paying compensation or damages arising from system delays or outages, incurring substantial costs for implementing remedial and improvement measures to further enhance network security, and could expose us to significant legal liabilities arising from legal proceedings or regulatory investigations related to such violations.

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

The PRC continues to ramp up pressures through various means on the ROC to accept the “One China” principle. It is uncertain how these different measures may affect our financial condition and results of operations, and there is no assurance that any future measures imposed by the PRC or ROC would not adversely affect our financial condition or results of operations.

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

The production facilities of many of our suppliers, customers and providers of complementary semiconductor manufacturing services, including foundries, are also located in Taiwan. If our customers are adversely affected by natural disasters or other events occurring in or affecting these geographic areas, it could result in a decline in the demand for our assembly and testing services. If our suppliers and providers of complementary semiconductor manufacturing services are affected by such events, our production schedule could be halted or delayed. As a result, a major earthquake, other natural disaster, industrial strike, industrial accident or other disruptive event occurring in or affecting Taiwan could severely disrupt our normal operation of business and have a material adverse effect on our financial condition and results of operations.

ChipMOS has occasionally suffered power outages or surges in Taiwan caused by difficulties encountered by its electricity supplier, the Taiwan Power Company, or other power consumers on the same power grid, which have resulted in interruptions to our operations. Such shortages or interruptions in electricity supply could further be exacerbated by changes in the energy policy of the government which intends to make Taiwan a nuclear-free country. Earthquake and typhoon strikes have had a substantial impact on the semiconductor industry, such as Typhoon in July 2025, whose severe wind and heavy rain led to large-scale power outages and logistical disruptions across western Taiwan, testing the resilience of the supply chain. We maintain a comprehensive risk management system dedicated to the safety of people, the conservation of natural resources, and the protection of property. In order to effectively handle emergencies and natural disasters, at each facility management has developed comprehensive plans and procedures that focus on risk prevention, emergency response, crisis management and business continuity. All ChipMOS manufacturing factories have been ISO 14001 certified (environmental management system) and ISO 45001 certified (occupational health and safety management system).

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

Semiconductors tested and assembled by us are used in personal computers, graphics applications such as game consoles, communications equipment, mobile products, such as cellular handsets, tablets, consumer electronic products, automotive/industry and display applications such as display panels. In 2025, 23.7% of our revenue was derived from testing services for memory and logic/mixed-signal semiconductors, 28.6% from assembly services for memory and logic/mixed-signal semiconductors, 24.5% from Display panel driver semiconductor assembly and testing services and 23.2% from bumping services for semiconductors, respectively.

In additional, stable long-term demand and high margin are basic characters of automotive application. More semiconductor chips and display panel are consumed with the trend of popularization of automotive panels and Electric Vehicle (EV) could benefit our margin and increase our earnings.

Semiconductor Industry Trends

Growth in the semiconductor industry is largely driven by end-user demand for consumer electronics, communications equipment and computers. Semiconductors are critical components of these products and applications. Geopolitics and tariff pressures are contributing factors to overall semiconductor industry supply chain inventory level increases and decreases in end-user demand, except AI. Ongoing fluctuations in our markets related to these factors potentially affect our results of operations.

Memory Semiconductor Market

The potential for memory market growth is linked to anticipated memory content increases in consumer electronics, data center, wireless base-station, PC and smartphone applications due to updated system requirements (such as 5G & wifi 6), increasing use of storage, graphics in gaming and other applications. The memory market is dominated by two segments-DRAM and flash memory. Potential growth in the DRAM and NAND Flash market is expected to be driven by continued growth in both the commodity and niche DRAM market, as well as growth opportunities in mobile DRAM as memory requirements significantly increase for mobile applications and storage requirement for data center application. Flash memory market potential growth is expected to be driven by increasing memory requirements for cellular handsets, digital cameras, digital audio/video, server, wireless base-station and other mobile applications, and new application demand of NOR flash for automotive/industry, OLED panel and touch with display driver integration (TDDI). However, driven by improving demand for high-value memory solutions, particularly in data center and AI-related applications and EOL of DDR4 led memory in super cycle since second half of 2025.

LCD, OLED, automotive panel and Other Display panel Driver Semiconductor Market

Display panels are used in applications such as desktop monitors, notebooks, tables, television sets, cellular handsets and digital cameras. The end-user demand for LCD, OLED, automotive panel and other display panel driver semiconductors tends to very over time. The soft demand of TVs impacted our utilization level of COF assembly. Also, as more and more displays are installed in cars and EV, more driver IC grew for automotive application in 2025.

Logic/Mixed-Signal Semiconductor Market

The communications market is one of the main drivers of potential growth in the semiconductor industry. Logic/mixed-signal semiconductors, which are chips with analog functionality covering more than half of the chip area, are largely used in the communications market. The increasing use of digital technology in communications equipment requires chips with both digital and analog functionality for applications such as modems, network routers, switches, cable set-top boxes and cellular handsets. As the size and cost of cellular handsets and other communications-related devices have decreased, components have increased in complexity. Logic/mixed-signal semiconductors, such as LCD controller, power devices, fingerprint sensors and MEMS products, TV scaler and DVD controllers, are also used in consumer electronic products. We plan to expand our logic and mixed-signal product portfolio from MEMS and TV SOC products to include PMIC of DDR5 modules, logic product for smart devices serving high-tech and healthcare. We also plan to support ASIC for AI related application products to enhance the long-term growth momentum of our logic and mixed-signal product line. This represents a significant new market expansion opportunity. We view these as high return, multi-year opportunities with the potential to meaningfully drive growth and create shareholder value.

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

A few years ago, Mainland China had emerged as an attractive location for outsourced semiconductor manufacturing. Companies could take advantage of strongly supports by Mainland China government to accelerate the development of the semiconductor industry and a large domestic market. These factors had driven increased relocation of much of the electronics industry manufacturing and supply chain to Mainland China. But according to the economics uncertainty caused by the trade tensions and US semiconductor restrictions, the related investment risk in China is increasing. An increasing number of global electronic systems manufacturers and contract manufacturers are relocating or have relocated production facilities away from Mainland China. However, following the supply chain reshuffle after COVID-19, along with government subsidies and local production requirements, the competition pressure from DDIC supplier in Mainland China has gradually increased.

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

In 2026, we focus our research and development efforts in the following areas:

•
Develop Eco-friendly with low curing-temperature PI materials for RDL redistribution products.
•
Develop a fluxless reflow process for Cu pillar products.
•
Development of ultra-fine pitch (IL pitch : 14 um) COF inner-lead flip-chip packaging technology.
•
Development of enhancement the 3PB face-down die strength packaging technology for LASER product.

•
Develop multi-chip flash memory stacked BGA packaging technology.
•
Develop next-generation game card memory packaging technology.

In 2025, we spent approximately 4.5% of our revenue on research and development. We will continue to invest our resources to recruit and retain experienced research and development personnel. As of February 28, 2026, our research and development team comprised 651 employees.

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

Global market and economic conditions have been unprecedented and challenging with tight credit conditions and recession in most major economies since 2008. In the fourth quarter of 2021, a long term 3-year capacity secure agreement with our customer about high end wafer test for OLED and other display panel driver demand was settled to reduce our investment risk. Meanwhile, driven by the strong rebound in memory market since the second half of 2025, we finalized a long term 3-year memory wafer test capacity take-or-pay contract in the beginning of 2026. We also resumed our focus on our business with smaller customers or customers who do not place orders on a regular basis. We believe that the dual focused strategy will assist us to be better prepared for the current economic volatility and ensure maximum utilization rate of our capacity and help us to develop closer relationships with all types of our customers.

Principal Products and Services

The following table presents, for the periods shown, revenue by service segment as a percentage of our revenue.

	Year ended December 31,
	2023	2024	2025
Testing	20.6%	21.9%	23.7%
Assembly	21.7%	23.8%	28.6%
Display panel driver semiconductor assembly and testing	36.6%	32.2%	24.5%
Bumping	21.1%	22.1%	23.2%
Total revenue	100.0%	100.0%	100.0%

Memory and Logic/Mixed-Signal Semiconductors

Testing

We provide testing services for memory and logic/mixed-signal semiconductors:

Memory. We provide testing services for huge amount of varieties of memory semiconductors, such as SRAM, DRAM and Flash memory. To speed up the time-consuming process of memory product testing, we provide parallel test, which includes the completion of a tested wafer in one touchdown (up to 3,000 plus DUTs testing simultaneously). Wafer type includes Aluminum PAD, RDL PAD, Cu Pillar, WLCSP and prober test temperature between -55°~150° and provide 143MHz to 600 MHz test speed for DRAM product, 50MHz ~ 400 MHz test speed for FLASH product. Component type (FT) includes TSOP, BGA, LGA, WSON, SOP packages, the maximum parallel test is 512Dut per handler with a handler test temperature range between -55°~125° and support for test speed from 70MHz to 400 MHz for FLASH products, and 250MHz to 4.5GHz for DRAM products. The memory semiconductors we tested were applying primarily in desktop computers, laptop, tablet computers, handheld consumer electronic, devices and wireless communication devices.

Logic/Mixed-Signal. We conduct tests on a wide variety of logic/mixed-signal semiconductors, with lead counts ranging from the single digits to over 1536 and data rate of up to 16Gbps. The semiconductors we test include high-end audio/video codec, networking/communications, MCU, LCD related, MEMS related, DDR related and automotive electronics used for home entertainment/media center, wearable devices, personal computer applications, network/communication, mobile smart devices and cars. We also test a variety of application specific integrated circuits (“ASICs”), for applications such as FHD/UHD/8K LCD TVs with AI functions, Smartphone, Tablet PC and Cars and other applications/end markets.

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

The following diagram presents the basic component parts of a fine-pitch BGA package:

The following table presents the ball-count, description and end-user applications of organic substrate-based packages we currently assemble:

Package	Connections	Description	End-User Applications
Mini BGA	24-400	Low-cost and space-saving assembly designed for low input/output count, suitable for semiconductors that require a smaller package size than standard BGA	Memory, analog, flash memory, ASICs, radio frequency devices, personal digital assistants, cellular handsets, communication products, notebooks, wireless systems

Fine-Pitch BGA	54-126	Our patented design for DRAM products that require high performance and chip scale package (CSP)	Notebooks, cellular handsets, global positioning systems, personal digital assistants, wireless systems

Very Thin Fine-Pitch BGA	24-200	Similar structure of Mini BGA package with thinner and finer ball pitch that is designed for use in a wide variety of applications requiring small size, high reliability and low unit cost	Handheld devices, notebooks, disk drives, wireless and mobile communication products

Land Grid Array (LGA)	11-204	Thinner and lighter assembly designed essential to standard BGA without solder balls, suitable for applications that require high electrical performance	Disk drives, memory controllers, wireless, mobile communication products, game card, micro secure digital card

Multi-Chip BGA	24-345	Designed for assembly of two or more memory chips (to increase memory density) or combinations of memory and logic chips in one BGA package	Notebooks, digital cameras, personal digital assistants, global positioning systems, sub-notebooks, board processors, wireless systems

Stacked-Chip BGA	24-349	Designed for assembly of two or more memory chips or logic and memory chips in one CSP, reducing the space required for memory chips	Cellular handsets, digital cameras, personal digital assistants, wireless systems, notebooks, global positioning systems

FC Chip-scale Package (FC CSP)	24-676	Better IC protection and solder joint reliability compared to direct chip attach (DCA) and chip on board (COB)	Memory, logic, microprocessor, application processor (AP), baseband (BB), solid state device, radio frequency (RF)

Multi-Chip Hybrid Package (FC+WB)	153-345	Designed for assembly of two or more memory chips or combinations of memory and logic chips in one BGA package with both of flip chip and wire bonding	Universal Flash Storage (UFS), and BGA SSD

Chip on Wafer (CoW)	5-30	Integrated two different functional chips to a closer form into a compact package. Low-cost solution compared to through-silicon via (TSV)	Integrated MEMS

Land Grid Array (LGA) for FPS (Finger Print Sensor)	20-52	Very thin clearance (50um) between chip & compound hard color coating with scratch resistance for protection and appearance matching of mobile devices	Security protection for mobile devices, home, notebooks, etc.

Wafer Level Chip Scale Package (WLCSP)	4-125	WLCSP package size is almost the same as die size. Simple assembly process flow, low cost. Small package suitable to apply on hand-held 3C electronic products	Electronic Compass, audio converter, nor flash product, power control, sensor magnetometer, CMOS Image Sensor controller, Laser diode driver, power manager IC (PMIC)

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

Based on the major product portfolio (judged by internal metal composition), we provide:

•
Gold Family (Au bump, Au metal composite bump and Au RDL)

Gold bumping technology, which is in high demand for LCD driver ICs. In 2023 and 2024, gold bumping development momentum will be emphasized on new products from OLED display penetration rate of smartphone, another focused business is that automotive category products continue to expand. In 2025, Display driver ICs business is challenged during geopolitical factor and major cost among of gold price is relative high cost and no sign to downward trend. We are well positioned to introduce our next-generation Silver-Alloy bump technology, which has successfully passed panel-level package reliability assurance (RA) verification. The objective is to complete mass-production qualification by the second quarter of 2026. The goal is to achieve performance and reliability comparable to gold bump solutions, enabling broader adoption in branded markets.

•
RDL technology

As high speed, high performance and high accuracy requirement, many electronic devices need the capability of transferring higher current. By using Re-distribution layer (RDL) technology which can relocate to the PKG wire bonding position where necessary. ChipMOS can provide several electroplating metal thickness based on customer design request, including 2P1M, 2P2M and 3P2M structures. The min. Line/space of RDL could be 5/5um that makes integration of MCP and SIP achievable. To meet higher electrical performance requirements, we have developed and mass-production-qualified thicker RDL structures with total metal thickness up to 23.5 µm, which have been widely adopted in power and automotive applications in 2025. In parallel, our RDL platform has been expanded with flexible stack-up options, including 1M1P, 1P1M, and 1P2M, enabling optimized routing density, electrical performance, and cost efficiency across diversified product designs. We also continue to strengthen our capabilities in high-speed memory applications through close collaboration with leading customers, supporting increasingly stringent signal integrity and electrical performance requirements for next-generation memory devices.

•
Cu/Solder Family (WLCSP, Lead free solder plating and Cu Pillar)

We believe that consumer electronics are driving the application growth of these processes. From small wearable gadgets, NOR flash in TWS (True Wireless Stereo) applications, power management devices to emerging AIoT/AI development are all included. We developed 12” WLCSP process for NOR flash to provide a thinner and smallest chip size for product trend. In 2025, Copper pillar and flip-chip assembly remain key packaging solutions for high-performance memory and power-related devices, with typical bump heights of 50–70 µm. Higher Copper pillar bump heights up to 100 µm are available for power management applications, while engineering development of fine-pitch micro bump technology with bump pitch down to 40 µm is ongoing for next-generation high-density interconnections. In addition, a new 12-inch WLCSP application for Mini LED TV driver ICs has been qualified and entered mass production in 2025, with stable shipment momentum. Overall, our WLCSP and Cu pillar process portfolio support diversified applications, including PMIC, wearable, storage, E-compass, CPS (smartphone), MCU, ALS, Mini LED TV drivers, and AI-related devices.

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

Software Conversion Program

We work closely with our customers to provide sophisticated software engineering services, including test program conversion and related hardware design. Generally, testing requires customized testing software and related hardware to be developed for each particular product. Software is often initially provided by the customer and then converted by us at our facilities for use on one or more of our testing machines and contains varying functionality depending on the specified testing procedures. Once a conversion test program has been developed, we perform correlation and trial tests on the semiconductors.

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

The number of our customers as of February 29, 2024, February 28, 2025 and February 28, 2026, respectively, was 67, 68 and 70. Our top 15 customers in terms of revenue in 2025 were (in alphabetical order):

Asahi Kasei Microdevices Corporation

Chipone Technology (Beijing) Co., Ltd.

Elite Semiconductor Microelectronics Technology Inc.

GigaDevice Semiconductor (HK) Limited

Himax Technologies, Inc.

ILI Technology Corporation

Integrated Circuit Solution Inc.

Macronix International Co., Ltd.

MediaTek Inc.

Micron Technology, Inc.

Nanya Technology Corporation

Novatek Microelectronics Corp.

Phison Electronics Corp.

Raydium Semiconductor Corporation

Winbond Electronics Corporation

In 2023, our top three customers accounted for approximately 25%, 13% and 9% of our revenue, respectively. In 2024, our top three customers accounted for approximately 24%, 11% and 11% of our revenue, respectively. In 2025, our top three customers accounted for approximately 23%, 15% and 9% of our revenue, respectively.

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

	Year ended December 31,
	2023	2024	2025
Taiwan	81%	80%	87%
Japan	6%	6%	5%
PRC	8%	7%	6%
Singapore	3%	4%	0%
Others	2%	3%	2%
Total	100%	100%	100%

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

Sales and Marketing

We maintain sales and marketing offices in Taiwan, the United States and Mainland China. Our sales and marketing strategy is to focus on memory semiconductors in Taiwan, Japan, Singapore, Korea and the United States, logic/mixed-signal semiconductors in Taiwan, Japan and the United States, LCD, OLED, automotive panel and other display panel driver semiconductors in Japan, Korea, Taiwan, Hong Kong and Mainland China. As of February 28, 2026, our sales and marketing efforts were primarily carried out by teams of sales professionals, application engineers and technicians, totaling 30 staff members. Each of these teams focuses on specific customers and/or geographic regions. As part of our emphasis on customer service, these teams:

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

Research and Development

To maintain our competitive edge for continued business growth, we continue our focus of our investment in new technology research and development. In 2023, 2024 and 2025, we spent approximately NT$1,093 million, or 5.1%, NT$1,163 million, or 5.1% and NT$1,077 million (US$34 million), or 4.5%, respectively, of our revenue on research and development.

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

As of February 28, 2026 we employed 651 employees in our research and development activities. In addition, other management and operational personnel are also involved in research and development activities but are not separately identified as research and development professionals.

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

As a result of our ongoing focus on quality, in 2025, we achieved monthly assembly yields of an average of 99.92% for our memory and logic/mixed-signal assembly packages, 99.99% for our COF packages, 99.97% for our COG packages and 99.96% for our bumping products (including gold bump, RDL and WLCSP). The assembly yield, which is the industry standard for measuring production yield, is equal to the number of integrated circuit packages that are shipped back to customers divided by the number of individual integrated circuits that are attached to lead frames or organic substrate.

Raw Materials

Semiconductor testing requires minimal raw materials. Substantially all of the raw materials used in our memory and logic/mixed-signal semiconductor assembly processes are interconnect materials such as leadframes, organic substrates, gold wire and molding compound. Raw materials used in the LCD, OLED, automotive panel and other display panel driver semiconductor assembly and testing process include gold, carrier tape, resin, spacer tape, plastic reel, aluminum bags, and inner and outer boxes. Cost of raw materials represented 19%, 20% and 25% of our revenue in 2023, 2024 and 2025, respectively.

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

Intellectual Property

As of February 28, 2026, we held 273 patents in Taiwan, 76 patents in the United States, 149 patents in Mainland China, 1 patent in the United Kingdom and 2 patents in Korea and Japan, respectively, relating to various semiconductor assembly and testing technologies. These patents will expire at various dates through to 2044. As of February 28, 2026, we also had a total of 11 pending patent applications in Taiwan, and 68 in Mainland China. In addition, we have registered “ChipMOS” and its logo as trademarks in Taiwan, the United States, Mainland China, Singapore, Hong Kong, Korea, Japan, the United Kingdom and the European Community.

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

All of our facilities in Taiwan have been certified as meeting the ISO 14001 environmental standards of the International Organization for Standardization, and all of our facilities in Taiwan have been certified as meeting the ISO 45001 standards of the International Organization for Standardization. Our facilities at Hsinchu Science Park, Chupei, Hukou, Hsinchu Industrial Park and Southern Taiwan Science Park have won numerous awards including “Green Factory Label” from 2013 to 2025, “Enterprises Environmental Protection Gold Grade Award” in 2018 and 2019, “Occupational Safety and Health Excellent Award” in 2016, 2017, 2021 to 2025, “Green Building Label” in 2014 and 2017 up to now. We are also certified the “Health Promotion Awards” from 2012 to 2025. We continue to encourage our employees to participate in community environmental campaigns and better environmental friendly practices.

We will continue to enhance related management to reduce industrial waste, save energy and control pollution. For products in conformity with Green Product Requirement, the Company obtained Green Partner certification from Sony Corporation of Japan. Furthermore, we passed QC 080000 certification and “Greenhouse Gas Verification Statement” (“ISO 14064-1”) from 2013 until now. We further confirmed many products’ CFP “Carbon Footprint Verification Statement” (“ISO 14067”) and WFN “Water Footprint Verification Statement” (“ISO 14046”). At the same time, Tainan, Hsinchu, Chupei and Hukou plants passed the certification of energy management system (“ISO 50001”) in 2014, 2017 and 2025 up to now. For materials management, we passed the “Material Flow Cost Accounting (MFCA, ISO 14051)” to reduce the loss. Our policy is to pay attention to the environment issues by standardizing on green, environmental friendly products, cleaner process and enhance supplier chain management to meet ChipMOS’ Corporate Social Responsibilities.

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

Besides depleting the Earth of her resources, energy consumption also generates carbon dioxide, leading to greenhouse effects. Hence, effective energy use will help to mitigate impacts on the environment. Due to the nature of the technology industry, ChipMOS is classified as one of the major electricity consumers per regulations from the Energy Administration, MOEA. Upholding our principle of treasuring energy consumption, we began to systematically initiate energy conservation actions in 2012. We continue to introduce various energy efficient technologies and facilities, and on top of Tainan fab’s voluntary introduction of ISO 50001 Energy Management System in 2014, Hsinchu fab, Chupei and Hukou plants also achieved the ISO 50001 Energy Management System certification in 2017 and 2025. We actively promoted the use of renewable energy sources in 2020 and built solar power generation facilities to continuously increase the consumption ratio of renewable energies.

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

Corporate Governance

ChipMOS follows the “Articles of Incorporation” and “Corporate Governance Best Practice Principles” and relevant laws and regulations, formulates the Corporate Governance structure, establishes a good Corporate Governance system, abides by laws and regulations, and operates in good faith to ensure the steady operation and growth of the Company. ChipMOS strengthens the supervision and management of the Company’s operation through the Board of Directors, strives to protect the rights and interests of shareholders and other stakeholders, actively communicates and interacts with stakeholders, continuously improves information transparency and implements sustainable corporate development, which are the main priorities for development promoted by Corporate Governance.

ChipMOS continues strengthening Corporate Governance management, including safeguarding shareholders’ rights and interests, enhancing the operation of the Board of Directors, strengthening internal control Risk management, improving information transparency, and implementing sustainable development, so as to actively improve the level of Corporate Governance and allow stakeholders to understand the effectiveness of the implementation of various policies.

For further information on our ESG initiatives and SDGs linking, please see our annual Sustainability Reports, which are available on our website at https://www.chipmos.com/english/csr/report.aspx. The information contained on our website is not incorporated herein by reference and does not constitute part of this annual report.

Insurance

We maintain insurance policies on our buildings, equipment and inventories. These insurance policies cover property damages due to all risks, including but not limited to, fire, lightning and earthquakes. The maximum coverage of property insurance for the Company is approximately NT$133.35 billion.

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

The following table shows the location, primary use and size of each of our facilities, and the principal equipment installed at each facility, as of February 28, 2026.

Location of Facility	Primary Use	Floor Area (m2)	Principal Equipment
Chupei, Hsinchu	Testing/Gold Bumping	40,526	10 steppers 17 sputters 336 testers
Hsinchu Industrial Park	Testing	25,864	165 testers 18 burn-in ovens
Hsinchu Science Park	Testing	31,169	201 testers 53 burn-in ovens
Southern Taiwan Science Park	Assembly/Testing	184,325	955 wire bonders 105 inner-lead bonders 731 testers

Equipment

Testing of Memory and Logic/Mixed-Signal Semiconductors

Test equipment is the most capital-intensive component of the memory and logic/mixed-signal semiconductors test business. Upon the acquisition of new test equipment, we install, configure, calibrate and perform burn-in diagnostic tests on the equipment. We also establish parameters for the test equipment based on anticipated requirements of existing and potential customers and considerations relating to market trends. As of February 28, 2026, we operated 702 testers for testing memory and logic/mixed-signal semiconductors. We generally seek to purchase testers with similar functionality that are able to test a variety of different semiconductors. We purchase testers from international manufacturers Advantest Corporation.

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

Assembly of Memory and Logic/Mixed-Signal Semiconductors

The number of wire bonders at a given facility is commonly used as a measure of the assembly capacity of the facility. Typically, wire bonders may be used, with minor modifications, for the assembly of different products. We purchase wire bonders principally from Shinkawa Co., Ltd. and Kulicke & Soffa Industries Inc. As of February 28, 2026, we operated 955 wire bonders. In addition to wire bonders, we maintain a variety of other types of assembly equipment, such as wafer grinders, wafer mounters, wafer saws, stealth dicing, die separator, die bonders, automated molding machines, laser markers, solder platers, pad printers, dejunkers, trimmers, formers, substrate saws and lead scanners.

Gold Bumping, Assembly and Testing of LCD, OLED, automotive panel and Other Display Panel Driver Semiconductors

We acquired TCP-related equipment from Sharp to begin our TCP-related services. We subsequently purchased additional TCP-related testers from Advantest Corporation and assembly equipment from Shibaura Mechatronics Corp. As of February 28, 2026, we operated 10 steppers and 17 sputters for gold bumping, 105 inner-lead bonders for assembly and 731 testers for LCD, OLED, automotive panel and other display panel driver semiconductors. We are currently in the process of purchasing additional test equipment. The test equipment can be used for the COF and COG processes, while the inner-lead bonders are only used in the COF processes. The same types of wafer grinding, auto wafer mount and die saw equipment is used for the COF and COG processes. In addition, auto inspection machines and manual work are used in the COG process, which is more labor-intensive than the COF processes.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes contained in this Annual Report on Form 20-F.

Overview

We are a company limited by shares, incorporated in ROC on July 28, 1997. We provide a broad range of back-end assembly and testing services. Testing services include wafer probing and final testing of memory and logic/mixed-signal semiconductors. We also offer a broad selection of leadframe and organic substrate-based package assembly services for memory and logic/mixed-signal semiconductors. Our advanced leadframe-based packages include thin small outline packages, or TSOPs, and our advanced organic substrate-based packages include fine-pitch ball grid array, or fine-pitch BGA, packages. We also offer WLCSP products and turn-key flip chip assembly and testing services using variety of leadframe and organic substrate carries. In addition, we provide gold bumping, reel to reel assembly and testing services for LCD, OLED, automotive panel and other display panel driver semiconductors by employing COF and COG technologies. Our copper bumping technology supports non-driver type of products, such as RDL, copper pillar, WLCSP etc. In 2025, our consolidated revenue was NT$23,933 million (US$763 million) and our profit for the year attributable to equity holders of the Company was NT$551 million (US$18 million).

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

The current generation of advanced testers typically cost between US$0.7 million and US$5.5 million each, while die bonders used in assembly typically cost approximately US$270 thousand each wire bonders in assembly cost approximately US$82 thousand each and package saw in assembly cost approximately US$750 thousand each and WB plating cost approximately US$4.5 million each. We begin depreciating our equipment when it is placed into commercial operation. There may be a time lag between the time when our equipment is placed into commercial operation and when it achieves high levels of utilization. In periods of depressed semiconductor industry conditions, we may experience lower than expected demand from our customers and a sharp decline in the average selling prices of our assembly and testing services, resulting in an increase in depreciation expenses relative to revenue. In particular, the capacity utilization rates for our Display panel driver semiconductors assembly and testing equipment may be severely adversely affected during a semiconductor industry downturn as a result of the decrease in outsourcing demand from integrated device manufacturers, or IDMs, which typically maintain larger in-house testing capacity than in-house assembly capacity.

Highly Cyclical Nature of the Semiconductor Industry. The worldwide semiconductor industry has experienced peaks and troughs over the last decade. The semiconductor supply chain inventory level increases and end-user demand decrease influenced by geopolitics and tariff pressures. Demand soft caused customers’ inventory adjustments and macro weakness. These macro headwinds impacted the worldwide semiconductor demand, causing consumer end market demand soft and marketing price down since the second half of 2024. However, driven by improving demand for high-value memory solutions, particularly in data center and AI-related applications, this sustained strong memory demand more than offset continued softness in certain consumer end markets since the second half of 2025.

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

Change in Product Mix. We intend to continue focusing on testing and assembling more semiconductors that have the potential to provide higher margins, which includes OLED, automotive application, and developing and offering new technologies in testing and assembly services for ASIC product, including flip chip packaging solution, in order to mitigate the effects of declining average selling prices for our services on our ability to attain profitability.

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

	Year ended December 31,
	2023	2024	2025	2025
	NT$	NT$	NT$	US$
	(in millions)
Testing	$4,394.7	$4,967.9	$5,677.9	$181.0
Assembly	4,629.4	5,390.4	6,827.4	217.6
Display panel driver semiconductor assembly and testing	7,821.7	7,319.0	5,869.9	187.1
Bumping	4,510.4	5,018.6	5,557.7	177.2
Total	$21,356.2	$22,695.9	$23,932.9	$762.9

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

Pricing

We price our testing fees primarily based on the cost of testing the products to our customers’ specifications, including the costs of the required material and components, the depreciation expenses relating to the equipment involved and our overhead expenses, and with reference to prevailing market prices. Accordingly, the testing fee for a particular product would principally depend on the time taken to perform the tests, the complexity of the product and the testing process, and the cost of the equipment used to perform the test. For example, testing fees for memory semiconductors are significantly higher than those for other products because of the longer time required and the need for burn-in testing. By the way, we raised up the memory OSAT price to reflect the higher raw material cost in August 2025. In addition, TDDI as a multi-functional product which is DDIC with touch function, its testing process required longer testing time than traditional DDIC, thus the testing cost also will be higher than DDIC product.

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

Geography and Currency

The majority of our revenue is generated from customers headquartered in Taiwan, which represented 81%, 80% and 87% of our revenue in 2023, 2024 and 2025, respectively. We also generate revenue from customers in Mainland China, Japan, Singapore and other countries. As we generate most of our revenue from Taiwanese customers using our Taiwanese operations, and since most of our labor and overhead costs are denominated in NT dollars, we consider the NT dollar to be our functional currency.

See Note 41 to our consolidated financial statements contained in this Annual Report on Form 20-F and “Item 11. Quantitative and Qualitative Disclosure about Market Risk—Market Risks—Foreign Currency Exchange Rate Risks” for certain information on our exchange rate risks.

Cost of Revenue and Gross Profit

Our cost of revenue consists primarily of the following: depreciation expenses, raw material costs, and labor and overhead expenses, which primarily include utilities expenses, inventory supplies, maintenance and repair expense and expandable equipment. Our operations, in particular our testing, are characterized by relatively high fixed costs. We expect to continue to incur substantial depreciation and other expenses as a result of our previous and future acquisitions of assembly and testing equipment and facilities. As of February 28, 2026, we had 1,433 testers, 71 burn-in ovens, 955 wire bonders, 105 inner-lead bonders, 10 steppers and 17 sputters. We use inner-lead bonders for the assembly of LCD, OLED, automotive panel and other display panel driver semiconductors using COF technology, and wire bonders for TSOP, BGA, and some other package assembly technologies.

Our profitability depends in part not only on absolute pricing levels for our services, but also on our capacity utilization rates. Our average capacity utilization rate for testing of memory and logic/mixed-signal semiconductors was 58% in 2023, 63% in 2024 and 66% in 2025. Our average capacity utilization rate for assembly of memory and logic/mixed-signal semiconductors was 46% in 2023, 59% in 2024 and 67% in 2025. Our average capacity utilization rate for Display panel driver semiconductor assembly and testing was 69% in 2023, 70% in 2024 and 65% in 2025. In addition, our average capacity utilization rate for bumping was 58% in 2023, 62% in 2024 and 59% in 2025.

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

The following table sets forth, for the periods indicated, our gross profit and our gross profit margin as a percentage of revenue.

	Year ended December 31,
	2023	2024	2025	2025
	NT$	NT$	NT$	US$
	(in millions)
Gross profit (loss):
Testing	$873.3	$951.9	$1,255.6	$40.0
Assembly	(671.5)	(605.8)	(107.6)	(3.4)
Display panel driver semiconductor assembly and testing	2,446.4	1,646.5	441.6	14.1
Bumping	901.2	951.5	1,002.8	31.9
Total	$3,549.4	$2,944.1	$2,592.4	$82.6
Gross profit (loss) margin:
Testing	19.9%	19.2%	22.1%	22.1%
Assembly	-14.5%	-11.2%	-1.6%	-1.6%
Display panel driver semiconductor assembly and testing	31.3%	22.5%	7.5%	7.5%
Bumping	20.0%	19.0%	18.0%	18.0%
Overall	16.6%	13.0%	10.8%	10.8%

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of shipping and handling expenses incurred in delivering products to our customers’ designated locations and other marketing expenses, salaries and related expenses for sales and marketing personnel, depreciation expenses, entertainment fees and traveling expenses.

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

Other Gains and Losses

Our other gains principally consist of foreign exchange gains, gain on valuation of financial assets at fair value through profit or loss, gain on disposal of investments accounted for using equity method and reimbursement of ADSs service charge.

Our other losses principally consist of foreign exchange losses, impairment loss on financial assets and loss on valuation of financial assets at fair value through profit or loss.

Profit for the Year Attributable to Equity Holders of the Company

Our profit for the year attributable to equity holders of the Company were NT$1,968 million, NT$1,440 million and NT$551 million (US$18 million) in 2023, 2024 and 2025, respectively. We believe our future results will be dependent upon the overall economic conditions in the markets we serve, the competitive environment in which we operate, and our ability to successfully implement our strategy, among other things. For additional information on factors that will affect our future performance, see “Item 3. Key Information—Risk Factors”.

Results of Operations

The following table sets forth, for the periods indicated, financial data from our consolidated statements of comprehensive income.

	Year ended December 31,
	2023		2024		2025
	NT$	Percentage	NT$	Percentage	NT$	US$	Percentage
	(in millions, except percentage)
Revenue	$21,356.2	100.0%	$22,695.9	100.0%	$23,932.9	$762.9	100.0%
Cost of revenue	(17,806.8)	(83.4)%	(19,751.8)	(87.0)%	(21,340.5)	(680.3)	(89.2)%
Gross profit	3,549.4	16.6%	2,944.1	13.0%	2,592.4	82.6	10.8%
Operating expenses	(1,726.9)	(8.1)%	(1,770.1)	(7.8)%	(1,688.5)	(53.8)	(7.0)%
Other income (expenses), net	85.9	0.4%	99.9	0.4%	238.8	7.6	1.0%
Operating profit	1,908.4	8.9%	1,273.9	5.6%	1,142.7	36.4	4.8%
Non-operating income (expenses), net	359.8	1.7%	373.1	1.6%	(552.0)	(17.6)	(2.3)%
Profit before income tax	2,268.2	10.6%	1,647.0	7.2%	590.7	18.8	2.5%
Income tax expense	(300.6)	(1.4)%	(207.5)	(0.9)%	(40.1)	(1.2)	(0.2)%
Profit for the year	$1,967.6	9.2%	$1,439.5	6.3%	$550.6	$17.6	2.3%
Total comprehensive income for the year	$1,796.6	8.4%	$1,549.2	6.8%	$634.6	$20.2	2.7%

The following table sets forth, for the periods indicated, earnings per common share and ADS.

	Year ended December 31,
	2023	2024	2025	2025
	NT$	NT$	NT$	US$
Earnings per share—basic	$2.71	$1.98	$0.78	$0.02
Earnings per share—diluted	2.68	1.96	0.77	0.02
Earnings per equivalent ADS—basic	54.11	39.59	15.50	0.49
Earnings per equivalent ADS—diluted	53.54	39.22	15.45	0.49
Weighted average number of shares outstanding (in million shares):
Basic	727.2	727.2	710.4	710.4
Diluted	734.9	734.0	712.6	712.6

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Revenue. Our revenue increased by NT$1,237 million, or 5%, to NT$23,933 million (US$763 million) in 2025 from NT$22,696 million in 2024.

Revenue from testing services increased by NT$710 million, or 14%, to NT$5,678 million (US$181 million) in 2025 from NT$4,968 million in 2024, principally due to the increased average selling price and customer demand. The sales quantity increased around 1% compared to 2024.

Revenue from assembly services increased by NT$1,437 million, or 27%, to NT$6,827 million (US$218 million) in 2025 from NT$5,390 million in 2024, primarily as a result of the increase of average selling price, and the volume driven by memory products rebounded since the second half of 2025.

Revenue from display panel driver semiconductor assembly and testing services decreased by NT$1,449 million, or 20%, to NT$5,870 million (US$187 million) in 2025 from NT$7,319 million in 2024. This decrease was principally as a result of a weaker customer demand due to inventory adjustments for market softness and the price competition among DDIC suppliers in Mainland China. The sales quantity decreased around 23% compared to 2024.

Revenue from bumping services increased by NT$539 million, or 11%, to NT$5,558 million (US$177 million) in 2025 from NT$5,019 million in 2024. This increase was principally due to the increased average selling price resulting from a substantial rise in gold prices and favorable product mix.

Cost of Revenue and Gross Profit. Cost of revenue increased by NT$1,589 million, or 8%, to NT$21,341 million (US$680 million) in 2025 from NT$19,752 million in 2024, primarily due to the increase of direct material expense of NT1,359 million (US$43 million) and depreciation expenses of NT$243 million (US$8 million).

Our gross profit decreased to NT$2,592 million (US$83 million) in 2025 from NT$2,944 million in 2024. Our gross margin was 10.8% in 2025, compared to 13.0% in 2024, due to higher material costs, electricity charge rate and higher allocation of fixed costs resulting from the lower utilization level of display panel driver semiconductor assembly and testing services and bumping services.

Our gross profit margin for testing services increased to 22.1% in 2025 from 19.2% in 2024, primarily due to the increase in revenue resulted from the increased average selling price and customer demand.

Our gross profit margin for assembly services increased to -1.6% in 2025 from -11.2% in 2024, primarily due to the increase in revenue resulted from the increased average selling price and the customer demand benefiting from memory products rebounded since the second half of 2025.

Our gross profit margin for display panel driver semiconductor assembly and testing services decreased to 7.5% in 2025 from 22.5% in 2024, primarily caused by the decline of average selling price.

Our gross profit margin for bumping services decreased to 18.0% in 2025 from 19.0% in 2024, primarily due to the increase in direct material expense, such as rising gold prices, which dilutes our gross profit margin for bumping services because both the revenue and cost increased with higher gold price.

See “— Cost of Revenue and Gross Profit” for more information concerning our assembly and testing capacity utilization rates and the impact on our revenue, gross profit and profitability from any increases or decreases in our capacity utilization rate.

	Year ended December 31,
	2023	2024	2025	2025
	NT$	NT$	NT$	US$
	(in millions)
Sales and marketing expenses	$135.7	$128.7	$119.8	$3.8
General and administrative expenses	497.7	478.6	491.7	15.7
Research and development expenses	1,093.5	1,162.8	1,077.0	34.3
Total operating expenses	$1,726.9	$1,770.1	$1,688.5	$53.8

Sales and Marketing Expenses. Sales and marketing expenses decreased by NT$9 million, or 7%, to NT$120 million (US$4 million) in 2025 from NT$129 million in 2024, primarily due to the decrease of personnel related expenses, which was primarily attributable to the lower employee bonus and compensation, and the shipping expenses.

General and Administrative Expenses. General and administrative expenses increased by NT$13 million, or 3%, to NT$491 million (US$16 million) in 2025 from NT$478 million in 2024, primarily due to the increase of maintenance and repair expense resulting from the system conversion and depreciation expenses and partially offset by the decrease of personnel related expenses.

Research and Development Expenses. Research and development expenses decreased by NT$86 million, or 7%, to NT$1,077 million (US$34 million) in 2025 from NT$1,163 million in 2024, primarily due to the decrease of personnel related expenses, which was primarily attributable to the lower employee bonus and compensation, licenses fees paid to third parties and depreciation expenses.

Other Income (Expenses), Net. Other operating income, net increased by NT$139 million, or 139%, to NT$239 million (US$8 million) in 2025 from NT$100 million in 2024, primarily due to the increase of gain on disposal of property, plant and equipment, net and insurance compensation income due to earthquake damage.

	Year ended December 31,
	2023	2024	2025	2025
	NT$	NT$	NT$	US$
	(in millions)
Interest income	$193.2	$197.7	$243.3	$7.8
Other income	77.6	58.1	76.1	2.4
Other gains and losses	135.5	393.6	(427.2)	(13.6)
Financial costs	(266.4)	(279.0)	(301.3)	(9.6)
Share of profit (loss) of associates and joint ventures accounted for using equity method	219.9	2.7	(142.9)	(4.6)
Total non-operating income (expenses), net	$359.8	$373.1	$(552.0)	$(17.6)

Non-Operating Income (Expenses), Net. Non-operating expenses, net increased by NT$925 million, or 248%, to NT$552 million (US$18 million) in 2025 from non-operating income, net NT$373 million in 2024, primarily due to the adverse impact on the foreign exchange of NT$702 million (US$22 million) from the foreign exchange gains of NT$243 million in 2024 to the foreign exchange losses of NT$459 million (US$15 million) in 2025, the adverse impact on share of associates accounted for using equity method of NT$146 million (US$5 million) from the share of profit of associates accounted for using equity method of NT$3 million in 2024 to the share of loss of associates accounted for using equity method NT$143 million (US$5 million) in 2025 and the gain on disposal of non-current assets held for sale of NT$72 million in 2024.

Net Profit. As a result of the foregoing operations, net profit decreased by NT$889 million, or 62% to NT$551 million (US$18 million) in 2025 from NT$1,440 million in 2024. Our income tax expense of NT$40 million (US$1 million) in 2025 compared to NT$208 million for 2024, primarily due to the decrease in taxable income and the lower additional income tax imposed on unappropriated earnings in the R.O.C. in 2025.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

For a detailed description of the comparison of our operating results for the year ended December 31, 2024 to the year ended December 31, 2023, please refer to “Item 5. Operating and Financial Review and Prospects—Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2025.

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

Liquidity and Capital Resources

Since our inception, we have funded our operations and growth primarily through the issuance of equity, a mixture of short- and long-term bank loans and cash flow from operations. As of December 31, 2025, our primary sources of liquidity were cash and cash equivalents of NT$14,859 million (US$474 million), short-term bank loans of NT$5,091 million (US$162 million) available to us in undrawn facilities, which we plan to renew when facilities expired or will expire from March 2026 to December 2026, and long-term bank loans of NT$4,350 million (US$139 million) available to us in undrawn facilities, which will expire in December 2026. We have taken the following steps to meet our liquidity, capital spending and other capital needs.

On January 1, 2019, MOEA implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 to December 2024 with the line of credit amounted to NT$25.44 billion (US$811 million) and terms from seven to ten years. As of the issue date of this report, the Company has used NT$21.09 billion (US$672 million) of the credit line. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Business—Our significant amount of indebtedness and interest expense will limit our cash flow and could adversely affect our operations” for additional information.

The following table summarizes our contractual obligations and commitments as of December 31, 2025, or the periods indicated:

	Payments Due by Period
Contractual Obligations	Total	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years
	NT$	NT$	NT$	NT$	NT$
	(in millions)
Short-term bank loans(1)	$2,734	$2,734	$—	$—	$—
Long-term bank loans(1)	13,392	3,090	5,244	3,193	1,865
Lease liabilities(1)	1,080	131	95	72	782
Capital commitments	21	—	—	—	21
Total contractual cash obligations	$17,227	$5,955	$5,339	$3,265	$2,668

Note:

(1)
Includes interest payments. Assumes level of relevant interest rates remains at December 31, 2025, level throughout all relevant periods.

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

	Year ended December 31,
	2023	2024	2025	2025
	NT$	NT$	NT$	US$
	(in millions)
Capital expenditures	$3,228.5	$5,451.4	$3,666.1	$116.9
Depreciation and amortization	4,779.3	4,856.2	5,100.7	162.6
Net cash generated from (used in):
Operating activities	$6,607.5	$5,940.6	$3,996.4	$127.4
Investing activities	(3,090.2)	(615.1)	(3,739.4)	(119.2)
Financing activities	(1,059.1)	(2,475.4)	(607.2)	(19.4)
Effect of exchange rate changes	(0.8)	14.9	(9.9)	(0.3)
Net increase in cash and cash equivalents	$2,457.4	$2,865.0	$(360.1)	$(11.5)

Net Cash Generated from Operating Activities

Net cash generated from operating activities amounted to NT$3,996 million (US$127 million) in 2025, primarily as a result of (i) profit before income tax of NT$591 million (US$19 million), (ii) our non-cash depreciation in the amount of NT$5,101 million (US$163 million), and (iii) the changes in accounts receivable and inventories of NT$1,695 million (US$54 million). Net cash generated from operating activities amounted to NT$5,941 million in 2024, primarily as a result of (i) profit before income tax of NT$1,647 million, (ii) our non-cash depreciation in the amount of NT$4,856 million, and (iii) income tax paid of NT$609 million. The decrease in net cash generated from operating activities in 2025 compared to 2024 was primarily due to the decrease in profit before income tax and the cash outflows from changes in accounts receivables. Change in accounts receivable were due to year-end revenue increased and customer payment schedule. The decrease in income tax paid compared to prior year was due to lower net profit in 2024. In addition, there is no provisional income tax payment required in 2025 as the Company met certain criteria for an exemption from filing provisional tax in compliance with Taiwan’s Income Tax Act, compared with the provisional income tax payment of NT$224 million in 2024.

Net Cash Used in Investing Activities

Net cash used in investing activities amounted to NT$3,739 million (US$119 million) in 2025, primarily due to net payment for property, plant and equipment of NT$3,851 million (US$123 million). Net cash used in investing activities amounted to NT$615 million in 2024, primarily due to net payment for property, plant and equipment of NT$5,006 million and partially offset by the proceeds from disposal of non-current assets held for sale of NT$4,394 million.

Net Cash Used in Financing Activities

Net cash used in financing activities amounted to NT$607 million (US$19 million) in 2025. This amount comprises net proceeds from short-term bank loans and net payments on long-term bank loans and lease liabilities in the amount of NT$1,082 million (US$34 million), the distribution of cash dividends and payments to acquire treasury shares in the amount of NT$1,817 million (US$58 million). Net cash used in financing activities amounted to NT$2,475 million in 2024. This amount comprises net payments on long-term bank loans and lease liabilities and net proceeds from short-term bank loans in the amount of NT$1,166 million and the distribution of cash dividends in the amount of NT$1,309 million.

For a detailed description of the comparison of our cash flows for the year ended December 31, 2024 to the year ended December 31, 2023, please refer to “Item 5. Operating and Financial Review and Prospects —Liquidity and Capital Resources” of our annual report on Form 20-F filed with the Securities and Exchange Commission on April 15, 2025.

Loans

As of December 31, 2025, we had long-term bank loans of NT$12,765 million (US$407 million) (including current portions of such long-term bank loans of NT$2,897 million (US$92 million)). As of December 31, 2025, NT$8,658 million (US$276 million) of our long-term bank loans were collateralized by land, buildings and equipment. Our long-term bank loans were floating rate loans with a rate between 1.525% to 1.975% as of December 31, 2025. Government granted bank loan is repayable monthly from March 2023 to February 2035.

We had entered into the following long-term loans facilities:

•
On January 1, 2019, MOEA implemented the Action Plan for Welcoming Overseas Taiwanese Businesses to Return to Invest in Taiwan and companies are subsidized with preferential interest loans for qualified investment projects. The Company has obtained the qualification from the MOEA, and signed loan agreements with financial institutions during January 2020 to December 2024 with the line of credit amounted to NT$25.44 billion (US$811 million) and terms from seven to ten years. As of the issue date of this report, the Company has used the credit line of the aforementioned project loans for amount of NT$21.09 billion (US$672 million).

In addition, a substantial portion of our short-term and long-term borrowings may be subject to repayment upon a material deterioration of our financial condition, results of operations or our ability to perform under the loan agreements.

Set forth below are the maturities of our long-term bank loans outstanding as of December 31, 2025:

	As of December 31, 2025
	NT$	US$
	(in millions)
During 2026	$2,897	$92
During 2027	2,452	78
During 2028	2,520	80
During 2029	1,810	58
During 2030 and onwards	3,086	99
	$12,765	$407

As of December 31, 2025, certain of our property, plant and equipment and non-current financial assets at amortized cost with an aggregate net book value of NT$12,578 million (US$401 million) and NT$43 million (US$1 million), respectively, were pledged as collateral mainly for long-term bank loans and leases.

As of December 31, 2025, we had unsecured short-term bank loans in the total amount of NT$2,706 million (US$86 million), which was paid or will expire from January 2026 to June 2026.

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

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our operating revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Taxation

The Company is entitled to tax incentives generally available to Taiwan companies under the ROC Statute for Industrial Innovation, a profit-seeking enterprise may deduct up to (i) 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred; or (ii) 10% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred or the following two years. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. In 2023, 2024 and 2025, tax credits resulted in tax savings for the Company of approximately NT$12 million, NT$18 million and NT$12 million (US$383 thousand), respectively.

For the purpose of optimizing industrial structure, the Executive Yuan of the ROC government encourages domestic companies to make multiple innovations along with the applications of the smart technology. Companies may deduct to the income tax payable for the current year up to 5% of the annual spending or the income tax payable for the three years from current year up to 3% of the annual spending. However, the deduction may not exceed 30% of the income tax payable for that fiscal year. Companies are eligible for the investment credit under the preceding paragraph and other types of investment credit in a year, the total amount creditable in that year shall not exceed 50% of the income tax payable for the current year, unless the current year is the final year for using such credit and no cap is imposed on the creditable amount for that year according to other laws. In 2025, tax credits resulted in tax savings for the Company of approximately NT$45 million (US$1 million).

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

The ROC government enacted the alternative minimum tax (“AMT”) Act that became effective on January 1, 2006. The AMT imposed under the AMT Act is a supplemental tax which is payable if the income tax payable pursuant to the ROC Income Tax Act is below the minimum amount prescribed under the AMT Act. The taxable income for calculating the AMT includes most income that is exempted from income tax under various legislations, such as tax holidays and investment tax credits. The AMT rate for business entities is 12%. However, the AMT Act grandfathered certain tax exemptions and tax credits granted prior to the enactment of the AMT. In 2023, 2024 and 2025, AMT Act had no effects on the tax expenses of the Company since the income tax payable is above the minimum amount prescribed under the AMT Act.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

According to our Articles of Incorporation, the number of directors must not be less than nine and must not be greater than eleven. Among these directors, there shall be three to five independent directors with the number of independent directors constituting at least one-third of the total number of directors. Furthermore, if the offices of our chairman and president are held concurrently by the same individual, the number of independent directors shall be no fewer than four. Our Board of Directors currently comprises of nine directors who were elected by our shareholders. Of our current nine directors, five are independent directors. The chairman of our board is appointed among the members of our board. The term of office for directors is three years.

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

The following table sets out the names of our directors and executive officers, their positions with our company and their ages as of February 28, 2026. The business address for our directors and executive officers is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, ROC.

Name	Age	Position	Term Expires
Shih-Jye Cheng	67	Chairman and Director / President	2027
Kun-Yi Chien	70	Director (representative, Siliconware Precision)	2027
David Chang	56	Director (representative, Siliconware Precision)	2027
Silvia Su	55	Director / Vice President, Finance and Accounting Management Center / Corporate Governance Officer	2027
Yuh-Fong Tang	70	Independent Director	2027
Yeong-Her Wang	69	Independent Director	2027
Jyh-Chau Wang	63	Independent Director	2027
Hong-Tzer Yang	65	Independent Director	2027
Fu-Chen Lin	55	Independent Director	2027
Vincent Hsu	57	Executive Vice President	—
D.Y. Tsai	55	Executive Vice President	—

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

Kun-Yi Chien has served as one of our directors since July 2021. He has served as the director of Siliconware Precision since April 2018. He also serves as the chief administration officer and senior vice president of Siliconware Precision. He has been the director of Yann Yuan Investment Co., Ltd. since October 2019. He has served as the independent director and compensation committee member of AceGreen Eco-Material Technology Co., Ltd. since January 2026. He was the deputy director of Dah Shan Electric Wire & Cable Corp. from April 1983 to June 1989. He graduated from Tunghai University with an EMBA.

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

Jyh-Chau Wang has served as one of our directors since May 2024. He has served as the chairman of Innolux Education Foundation and Advanced Micro Lux Holding Limited since June 2020 and February 2025, respectively. He has served as the director of InnoCare Optoelectronics Corporation and Epileds Technologies, Inc. since November 2021 and May 2025, respectively. He has served as the chairman and chief executive officer of eLux Inc since November 2023. He was the director and chairman of Innolux Corporation from June 2020 to May 2025, chief executive officer, from May 2016 to June 2018 and president from May 2016 to March 2017. He joined Chi Mei Optoelectronics Corporation as a plant director in January 2003 and leaved as a president in February 2013. He was the vice president of Chi Lin Technology Co., Ltd. from March 2001 to January 2003 and the deputy plant director of Unipac Optoelectronics Corp. from April 1990 to January 2001. He served at Industrial Technology Research Institute. He holds a master’s degree in Materials Engineering from National Tsing-Hua University.

Hong-Tzer Yang has served as one of our directors since July 2021. He has been the distinguished professor of the Department of Electrical Engineering since July 2007 and Vice Dean of College of Electrical Engineering and Computer Science since August, 2024 at National Cheng Kung University. He has been the independent director, audit committee member, compensation committee member, corporate governance committee member, and cyber security committee member of Padauk Technology Co., Ltd., since July 2021, July 2021, July 2021, November 2021, and November 2022, respectively. He has been the director of AeroVision Avionics Inc. since July 2021. He has been the independent director, audit committee member, risk management committee member, corporate governance and sustainable development committee member, merger and acquisition special committee member, and ESG execution committee member of Chailease Holding Company Limited, since May 2023, May 2023, May 2023, May 2023, June 2023 and July 2023, respectively. He has been the director of Research Center for Energy Technology for Sustainability and the vice dean of College of Electrical Engineering and Computer Science at National Cheng Kung University since August 2014 and August 2024, respectively. He has been the director of Taiwan Power Company since June 2025. He was the deputy director of Research Center for Energy Technology and Strategy, and the chair and director of Department and Institute of Electrical Engineering at National Cheng Kung University from February 2013 to July 2024 and August 2017 to July 2020, respectively. He was the director of Taiwan Electric Research and Testing Center from March 2021 to December 2023. He served as the independent director, audit committee member, and compensation committee member of Spirox Corporation from June 2015 to August 2017. He was the professor of the Department of Electrical Engineering, and chair and director of Department and Institute of Electrical Engineering at Chung Yuan Christian University from August 2000 to July 2007, and August 2004 to July 2006, respectively. He holds a Ph.D. degree in Electrical Engineering from National Tsing Hua University.

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

Compensation

The aggregate compensation paid in 2025 to our directors and our executive officers, including cash and accrued pension payable upon retirement, was approximately NT$91 million (US$3 million).

Share Ownership

The following table sets forth certain information as of March 28, 2026, our most recent record date, with respect to our common shares owned by our directors and executive officers.

Name	Number of Common Shares Held	Percentage of Shares Issued
Shih-Jye Cheng	5,160,161	0.73%
Kun-Yi Chien (representative, Siliconware Precision)	78,910,390	11.20%
David Chang (representative, Siliconware Precision)	78,910,390	11.20%
Silvia Su	346,101	0.05%
Yuh-Fong Tang	—	—
Yeong-Her Wang	—	—
Jyh-Chau Wang	—	—
Hong-Tzer Yang	—	—
Fu-Chen Lin	—	—
Vincent Hsu	230,130	0.03%
D.Y. Tsai	272,572	0.04%

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

Employees

The following table sets forth, as of the dates indicated, the number of our full-time employees serving in the functions indicated:

	As of December 31,			As of February 28,
Function	2023	2024	2025	2026
General operations	2,846	3,227	3,142	3,173
Engineering	1,480	1,608	1,605	1,647
Research and development	704	696	646	651
Sales, administration and finance	142	129	124	124
Others	224	238	230	228
Total	5,396	5,898	5,747	5,823

The following table sets forth, as of the dates indicated, a breakdown of the number of our full-time employees by geographic location:

	As of December 31,			As of February 28,
Location	2023	2024	2025	2026
Hsinchu Production Group	2,028	2,204	2,213	2,237
Southern Taiwan Production Group	3,361	3,686	3,527	3,580
Shanghai	3	3	3	2
United States	4	5	4	4
Total	5,396	5,898	5,747	5,823

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

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

The following table and information set out certain information known to us concerning the record ownership of our shares as of April 1, 2024, March 29, 2025, and March 28, 2026 (our most recent record date) (1) beneficially owned five percent or more of our common shares as of such record date and (2) our directors and executive officers as a group.

	April 1, 2024		March 29, 2025		March 28, 2026(1)
Name of Beneficial Owners	Numbers of Shares Owned	Percentage of Shares Owned	Numbers of Shares Owned	Percentage of Shares Owned	Numbers of Shares Owned	Percentage of Shares Owned
Siliconware Precision Industries Co., Ltd.	78,910,390	10.85%	78,910,390	10.85%	78,910,390	11.20%
Depositary(2)	87,129,434	11.98%	72,526,594	9.97%	71,333,454	10.13%
Yann Yuan Investment Co., Ltd.	41,200,000	5.67%	41,200,000	5.67%	41,200,000	5.85%
Directors and executive officers, as a group(3)	85,883,354	11.82%	85,883,354	11.82%	84,919,354	12.05%

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

As of February 28, 2026, a total of 699,983,126 common shares were outstanding. With certain limited exceptions, holders of common shares that are not ROC persons are required to hold their common shares through their custodians in the ROC. As of February 28, 2026, 69,902,454 common shares were registered in the name of a nominee of Citibank, N.A., the Depositary under our ADSs Deposit Agreement. Citibank, N.A., has advised us that, as of February 28, 2026, 3,495,122 ADSs, representing 69,902,454 common shares, were held of record by Cede & Co. and 27 other registered shareholders domiciled in and outside of the United States. We have no further information as to common shares held, or beneficially owned, by US persons.

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

Item 8. Financial Information

Consolidated Financial Statements and Other Financial Information

Please see “Item 18. Financial Statements” and pages F-1 through F-58.

Legal Proceedings

We were not involved in any material litigation in 2025 and are not currently involved in any material litigation.

Dividends and Dividend Policy

The following table sets forth the distribution per share paid during each of the years indicated in respect of common shares outstanding on the record date eligible to the payment of those distributions. During 2023, 2024 and 2025, we paid cash distributions in the amounts of NT$2.30, NT$1.80 and NT$1.22996261 (US$0.04), respectively.

	Cash Distributions per Share	Stock Dividends per Share	Total Shares Issued as Stock Dividends	Outstanding Common Shares at Year End
	(NT$)	(NT$)
2023	2.30	—	—	727,240,126
2024	1.80	—	—	727,240,126
2025	1.22996261	—	—	699,983,126

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

Dividends

Except under limited circumstances, the Company will not permitted to distribute dividends or make other distributions to shareholders in any given year in which it did not record net income or retained earnings (excluding reserves). The ROC Company Act also requires that 10% of annual net income (less prior years’ losses, if any, and applicable income taxes) be set aside as a legal reserve until the accumulated legal reserve equals the paid-in capital of the Company. In addition, the Articles of Incorporation of the Company provides that before a dividend is paid out of the Company’s annual net income:

•
up to 0.5% of the Company’s annual profits (less prior years’ accumulated losses, if any) should be paid to the directors of the Company as compensation; and
•
10% of the annual profits (less prior years’ accumulated losses, if any) should be paid to the employees of the Company, with no less than 3% of the profits allocated specifically to non-executive employees. The employee compensation may be paid in shares or in cash as determined by a majority of directors in attendance at a meeting attended by over two-thirds of the Board of Directors and such resolution shall be reported to the shareholders’ meeting. Such employees include those of the Company’s subsidiaries.

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

Shareholders’ Meeting

The Company will be required to hold an annual shareholders’ meeting within six months following the end of each fiscal year. These meetings are generally held in Hsinchu, Taiwan. Any shareholder who holds 1% or more of the Company’s issued and outstanding shares may submit one proposal, in writing or by electronic means designated by the Company, for discussion at the annual shareholders’ meeting. Extraordinary shareholders’ meetings may be convened by resolution of the Board of Directors or by the Board of Directors upon the written request of any shareholder or shareholders who have held 3% or more of the issued and outstanding shares for a period of one year or longer. Any one or more shareholders who have held in aggregate more than half of the issued and outstanding shares for at least three consecutive months may convene an extraordinary shareholders’ meeting. Shareholders’ meetings may also be convened by the audit committee under certain circumstances. Notice in writing of shareholders’ meetings, stating the place, time and purpose, must be dispatched to each shareholder at least 30 days, in the case of annual shareholders’ meetings, and 15 days, in the case of extraordinary meetings, before the date set for each meeting. A majority of the holders of all issued and outstanding common shares present at a shareholders’ meeting constitutes a quorum for meetings of shareholders. If a company adopts a nomination procedure for election of directors in its Articles of Incorporation, shareholders representing 1% or more of the total issued shares of such company may submit a candidate list in writing to the Company along with relevant information and supporting documents in accordance with the requirements under the ROC Company Act. Under the Company’s Articles of Incorporation, the Company adopted such nomination procedures for election of all directors.

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

Other Rights of Shareholders

Under the ROC Company Act and the Business Mergers and Acquisitions Act, dissenting shareholders are entitled to appraisal rights in certain major corporate actions such as a proposed amalgamation by the Company. If agreement with the Company cannot be reached, dissenting shareholders may seek a court order for the Company to redeem all of their shares. In addition to appraisal rights, shareholders have the right to sue for the annulment of any resolution approved at a shareholders’ meeting where the procedures were legally defective within 30 days after the date of the shareholders’ meeting. One or more shareholders who have held 1% or more of the issued and outstanding shares of a company for a period of six months or longer may require the audit committee to bring a derivative action on behalf of the Company against a director as a result of the director’s unlawful actions or failure to act.

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

Exchange Controls

The ROC Foreign Exchange Control Law and regulations provide that all foreign exchange transactions must be executed by banks designated by the FSC and by the Central Bank of the Republic of China (Taiwan) to engage in such transactions. Current regulations favor trade-related or service-related foreign exchange transactions. Consequently, foreign currency earned from exports of merchandise and services may be retained and used freely by exporters, and all foreign currency needed for the importation of merchandise and services may be purchased freely from the designated foreign exchange banks.

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

General

This is a general summary of the material U.S. federal income tax considerations to U.S. Holders as defined below, relating to the ownership and disposition of our ADSs as of the date of this summary. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable U.S. Treasury regulations promulgated and proposed thereunder, judicial decisions and current administrative rulings and guidance, all of which are subject to change, possibly on a retroactive basis. This summary applies to you only if you hold our ADSs as a capital asset within the meaning of Section 1221 of the Code (generally, held for investment). The U.S. Internal Revenue Service, or the “IRS,” may challenge the tax consequences described below, and we have not requested, nor will we request, a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of our ADSs. This summary does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to the ownership of our ADSs. In particular, the summary does not address tax consequences that depend upon an investor’s particular tax circumstances nor does it cover any state, local or foreign law, or the possible application of the U.S. federal estate or gift tax laws. You are urged to consult your own tax advisor regarding the application of the U.S. federal income tax laws to your particular situation as well as any state, local, foreign and U.S. federal estate and gift tax consequences resulting from the ownership and disposition of our ADSs. In addition, this summary does not take into account special U.S. federal income tax rules that apply to particular categories of holders of our ADSs, including, without limitation, the following:

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

Distributions

Subject to the “passive foreign investment company” (or “PFIC”) rules discussed below, the amount of any cash distribution (other than in liquidation) that you receive with respect to our ADSs including the amount of any ROC taxes actually withheld therefrom (described above in “—ROC Taxation”) generally will be taxed to a U.S. Holder as dividend income to the extent such distribution does not exceed ChipMOS Taiwan’s current or accumulated earnings and profits (or “E&P”), as calculated for U.S. federal income tax purposes. Such income will be includable in a U.S. Holder’s gross income as ordinary income on the date of receipt by the Depositary. The amount of any distribution paid in non-U.S. dollars will be equal to the US dollar value of the amount distributed, calculated by reference to the exchange rate in effect on the date the dividend is received by the depositary, regardless of whether the payment is in fact converted into US dollars on such date. US holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any amounts received by a US holder that are converted into US dollars on a date subsequent to receipt. Dividends received by individuals and certain other non-corporate U.S. Holders from “qualified foreign corporations” are taxed at the rate of either 0 percent, 15 percent or 20 percent, depending upon the particular taxpayer’s U.S. federal income tax bracket; provided that the recipient-shareholder has held his or her shares as a beneficial owner for more than 60 days during the 121-day period beginning on the date which is 60 days before the shares’ ex-dividend date. A foreign corporation is a “qualified foreign corporation” if the stock with respect to which it pays dividends is traded on an established securities market in the United States, provided that the foreign corporation is not a PFIC. ChipMOS Taiwan ADSs are traded on an established securities market in the United States, although ChipMOS Taiwan cannot guarantee that its ADSs will be so traded in the future. ChipMOS Taiwan does not expect to be treated as a PFIC for U.S. federal income tax purposes for the current taxable year or the foreseeable future. If we are treated as a qualified foreign corporation, dividends we pay with respect to our ADSs would be eligible for the reduced rates of taxation described in this paragraph. No assurance can be given, however, that the IRS will not disagree and seek to treat ChipMOS Taiwan as a PFIC. If ChipMOS Taiwan were a PFIC with respect to a particular U.S. Holder, dividends received from ChipMOS Taiwan would be taxed at regular ordinary income tax rates and certain other rules will apply. See “Passive Foreign Investment Company (PFIC),” below. Holders of ChipMOS Taiwan ADSs should consult their own tax advisors regarding the availability of a reduced dividend tax rate in light of their own particular circumstances. To the extent any distribution exceeds ChipMOS Taiwan’s E&P, the distribution will first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in ChipMOS Taiwan ADSs and will be applied against and reduce such basis on a dollar-for-dollar basis (thereby increasing the amount of gain and decreasing the amount of loss recognized on a subsequent disposition of such ChipMOS Taiwan ADSs). To the extent that such distribution exceeds a U.S. Holder’s adjusted tax basis, the distribution will be taxed as gain recognized on a sale or exchange of ChipMOS Taiwan ADSs. However, because ChipMOS Taiwan does not maintain calculations of its E&P under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Because ChipMOS Taiwan is not a U.S. corporation, no dividends-received deduction will be allowed to corporations with respect to dividends paid by it.

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

Sale, Exchange or Other Disposition of ChipMOS Taiwan ADSs

Subject to the PFIC rules discussed below, generally, in connection with the sale, exchange or other disposition of ChipMOS Taiwan ADSs:

•
a U.S. Holder will recognize capital gain or loss equal to the difference (if any) between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in such ChipMOS Taiwan ADSs;
•
such gain or loss will be long-term capital gain or loss if your holding period for such ChipMOS Taiwan ADSs is more than one year at the time of the sale or other disposition;
•
such gain or loss will generally be treated as U.S. source for U.S. foreign tax credit purposes; and
•
a U.S. Holder’s ability to deduct capital losses is subject to limitations.

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

Interest Rate Risks

As of December 31, 2025, we had aggregate debts outstanding of NT$15,471 million (US$493 million), which was incurred for capital expenditure and general operating expenses. Of our outstanding debts as of December 31, 2025, 83% bear interest at variable rates. The interest rate for the majority of our variable rate debts varies based on a fixed percentage spread over the prime rate established by our lenders. Our variable rate debts had an annual interest rate between 1.525% to 1.975% as of December 31, 2025. Accordingly, we have cash flows and earnings exposure due to market interest rate changes for our variable rate debts. An increase in interest rates of 1% would increase our annual interest charge by NT$128 million (US$4 million) based on our outstanding floating rate indebtedness as of December 31, 2025.

As of December 31, 2024 and 2025, we had no interest rate swap agreements outstanding.

Foreign Currency Exchange Rate Risks

Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the NT dollar, the RMB, the Japanese yen and the US dollar. As of December 31, 2025, 29.5% of our monetary financial assets and 19.8% of our monetary financial liabilities are denominated in the RMB, Japanese yen and US dollar, respectively. We do not hold or issue any derivative for trading purposes or to hedge against fluctuations in foreign exchange rates. We mitigate this risk by conducting sales and purchases transactions in the same currency. These hedging transactions help to reduce, but do not eliminate, the impact of foreign currency exchange rate movements. An average appreciation of the NT dollar against all other relevant foreign currencies of 5% would decrease our exchange gain by NT$107 million (US$3 million) based on our outstanding assets and liabilities denominated in foreign currencies as of December 31, 2025. As of December 31, 2024 and 2025, we had no outstanding forward exchange or foreign currency option contracts.

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

Depositary Payment

In 2025, we received direct reimbursement of US$48,662.92 (net of U.S. withholding tax) from Citibank, N.A., the depositary bank for our ADR programs.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15. Controls and Procedures

Disclosure Controls and Procedures.

Our management, including our President, the principal executive officer and Vice President of the Finance and Accounting Management Center, the principal financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). Based upon that evaluation, our management concluded that, our disclosure controls and procedures were effective as of December 31, 2025.

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

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment, our management concludes that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers, Taiwan, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 20-F.

Attestation Report of the Registered Public Accounting Firm.

Our independent registered public accounting firm, PricewaterhouseCoopers, Taiwan has audited the effectiveness of our internal control over financial reporting, as stated in its report, which appears on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting.

During the year ended December 31, 2025, there have been no changes in our internal control over financial reporting that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

The table below summarizes the aggregate fees that we paid or accrued for services provided by PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) (PCAOB ID Number: 1345) for the years ended December 31, 2024 and 2025.

	2024	2025
	NT$	NT$
	(In thousands)
Audit Fees	$15,522	$15,732
Audit Related Fees	208	208
Tax Fees	3,150	3,650
Total	$18,880	$19,590

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Share Repurchase Programs.

On January 21, 2025, we announced a share repurchase program, which is approved by our Board of Directors to repurchase our common shares during the period from January 22, 2025 to March 21, 2025. The repurchase price was between NT$21.18 to NT$35.00 per common share. The maximum number of common shares allowed to be repurchased pursuant to the share repurchase program was 10.0 million common shares. The share repurchase program was concluded on March 14, 2025, with a total number of 10.0 million common shares being repurchased at an average price of NT$32.17 per common share. On April 15, 2025, the Company’s Board of Directors resolved to cancel the 10,000 thousand common shares, with the effective date of capital reduction on May 28, 2025 and the alteration registration was completed on June 11, 2025.

On May 13, 2025, we announced a share repurchase program to transfer to employees, which is approved by our Board of Directors to repurchase our common shares during the period from May 14, 2025 to July 13, 2025. The repurchase price was between NT$18.87 to NT$35.00 per common share. The maximum number of common shares allowed to be repurchased pursuant to the share repurchase program was 15.0 million common shares. As of the end of the shares repurchase period, with a total number of 9,105 thousand common shares being repurchased at an average price of NT$28.22 per common share. On November 11, 2025, the Company’s Board of Directors approved to transfer 4,565 thousand common shares to employees for subscription, and the transfer was fully completed on November 28, 2025.

On September 2, 2025, we announced a share repurchase program, which is approved by our Board of Directors to repurchase our common shares during the period from September 3, 2025 to November 2, 2025. The repurchase price was between NT$16.80 to NT$32.00 per common share. The maximum number of common shares allowed to be repurchased pursuant to the share repurchase program was 15.0 million common shares. As of the end of the shares repurchase period, with a total number of 12,717 thousand common shares being repurchased at an average price of NT$28.72 per common share. On November 11, 2025, the Company’s Board of Directors resolved to cancel the 12,717 thousand common shares, with the effective date of capital reduction on November 12, 2025 and the alteration registration was completed on December 1, 2025.

The table below sets forth certain information related to purchases made by us of our common shares in the periods indicated.

Period	Total Number of Shares Purchased	Average Price Paid Per Share (NT$)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs (NT$ Million)
January 2025 - March 2025 (Repurchase Program IV)	10,000,000	$32.17	10,000,000	None
May 2025 - July 2025 (Repurchase Program V)	9,105,000	28.22	9,105,000	None
September 2025 - November 2025 (Repurchase Program VI)	12,717,000	28.72	12,717,000	None
Total	31,822,000		31,822,000

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

Item 16K. Cybersecurity

As part of the enterprise risk management oversight, our Board of Directors, is the highest decision-making body, responsible for formulating risk management policy and organizational structure. The Risk Management Team is the competent authority for implementing risk management with Audit Committee supervising the implementation of risk management to ensure the effectiveness of the risk management mechanism, including information technology. The Information Security Team is composed of the team member of Information Security Office and each department management, which is assigned by each department head. The department management evaluates the frequency, impact and control degree of potential cybersecurity risks through identification, analysis, evaluation and other procedures. The department management also implements necessary procedures and cybersecurity works in compliance with the rules, and ensure that the known cybersecurity risks are controlled within the feasible scope and continue to monitor. Annually, the department management briefs the Information Security Team and Information Security Management Committee on the then current cybersecurity event environment facing the Company, the focus of the Company’s enterprise cybersecurity management, cybersecurity assessment and cybersecurity mitigation actions to be taken. Our Information Security Management Committee is responsible for the overall information security across all subsidiaries. This committee is composed of all first-level supervisors at each division, including the head of Information Technology Management (“I.T.M”) center. Currently, it is mainly led by the head of I.T.M. center and the information security manager, who are the subject matter expert on information security, privacy, information technology strategy and management. The Information Security Management Committee report to the Board of Directors at least once a year. If any, major incidents are escalated to our Information Security Team and our Information Security Management Committee, who may then inform our Board of Directors of the incident pursuant to our internal procedures. The primary objective is to strengthen governance by enabling direct oversight of cybersecurity risks and proposing related mitigation measures. In the three years through 2025, the Company has not experienced any material cybersecurity incidents.

Our information security manager of the I.T.M. center holds the following certifications: ISO 27001 LA, ITIL 4 Foundation and IPASS Information Security Engineer by Ministry of Economic Affairs. The Information Security Team members also possess international cybersecurity certifications such as ISC2 CISSP, CompTIA Security +, EC-Council CEH, CND, CHFI, CSA and CTIA. We arrange external training every year for our team to further enhance their knowledge and skills in the cybersecurity field.

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
•
Information security technology investment: Management decided to invest in network security technology and tools to strengthen the organization’s security defense capabilities. This includes investing in security information and event management systems such as firewalls, intrusion detection systems, two-factor authentication, Endpoint Detection and Response (EDR), Web Application Firewall (WAF), and Anti-DDoSprotection.
•
Risk monitoring and reporting: Management has established an effective monitoring mechanism to regularly check the effectiveness of network security controls, respond to potential security incidents, and report network security performance and risk status to other stakeholders. At the same time, we have also deployed SIEM and SOC to strengthen the 24-hour dedicated monitoring mechanism.
•
Information outsourcing supplier management: Management assesses and manages the cybersecurity risks associated with outsourcing. Ensure that suppliers and partners meet the organization’s cybersecurity standards and take appropriate measures to protect the organization from supply chain attacks.
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

We are committed to complying with international ISO standards, have passed the new version of ISO 27001:2022, and obtained ISO 15408 international certification, and continuously strengthen the implementation of cybersecurity technologies. In response to the trend of Generative AI, we have also formulated relevant management regulations to provide legal and safe tools. Under a reasonable monitoring mechanism, employees can use these tools safely, improving work efficiency and complying with safety regulations.

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

Item 18. Financial Statements

The financial statements and related information of the Company are located at pages F-1 to F-58.

Item 19. Exhibits

Exhibits	Description

1.1	Articles of Incorporation of ChipMOS TECHNOLOGIES INC. as amended on May 27, 2025. (English Translation)

2.1	Form of the Deposit Agreement among ChipMOS TECHNOLOGIES INC., Citibank, N.A. and The Holders and Beneficial Owners of American Depositary Shares issued hereunder. (2)

4.1	Agreement and Plan of Merger, dated January 21, 2016, between ChipMOS TECHNOLOGIES (Bermuda) LTD. and ChipMOS TECHNOLOGIES INC. (1)

4.2	Equity Interest Transfer Agreement, dated November 30, 2016, among ChipMOS TECHNOLOGIES (BVI) LTD., Tibet Unigroup Guowei Investment Co., Ltd. and ChipMOS TECHNOLOGIES INC. (English Translation) (3)

4.3	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Gongqingcheng Changhou Investment Management Ltd. (English Translation) (3)

4.4	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Accretech (China) Co., Ltd. (English Translation) (3)

4.5	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Chao-Jung Tsai (English Translation) (3)

4.6	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shanghai Zuzhu Business Consulting Partnership (Limited Partnership) (English Translation) (3)

4.7	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shih-Jye Cheng (English Translation) (3)

4.8	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and Shou-Kang Chen (English Translation) (3)

4.9	Equity Interest Transfer Agreement, dated November 30, 2016, between ChipMOS TECHNOLOGIES (BVI) LTD. and David W. Wang (English Translation) (3)

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

4.14

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated December 29, 2018, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Gongqingcheng Changhou Hong Xin Investment Management Partnership (Limited Partnership), Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.15

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated February 1, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (4)

4.16

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated June 18, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.17

Amendment of Agreement for Sino-Foreign Equity Joint Venture dated August 8, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Beijing Unis Memory Technology Co., Ltd., Tibet Unigroup Guowei Investment Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.18

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 16, 2019, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shanghai Zuzhu Business Consulting Partnership (Limited Partnership), Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (5)

4.19

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated May 11, 2020, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (6)

4.20

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated December 15, 2022, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation) (7)

4.21

Amendment and Restatement of Agreement for Sino-Foreign Equity Joint Venture dated July 24, 2023, among ChipMOS TECHNOLOGIES (BVI) LTD., Yangtze Memory Technologies Holding Co., Ltd., Accretech (China) Co., Ltd., Chao-Jung Tsai, Shih-Jye Cheng, Shou-Kang Chen and David W. Wang. (English Translation)(8)

4.22

Equity Interest Transfer Agreement, dated December 21, 2023, among ChipMOS TECHNOLOGIES (BVI) LTD., Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and 10 other local Chinese investment management companies. (English Translation)(8)

4.23

Supplementary Agreement to Equity Interest Transfer Agreement, dated April 19, 2024, among ChipMOS TECHNOLOGIES (BVI) LTD., Suzhou Oriza PuHua ZhiXin Equity Investment Partnership (L.P.) and 12 other local Chinese investment management companies. (English Translation)(9)

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
(7)
Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 13, 2023.
(8)
Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 11, 2024.
(9)
Incorporated by reference to the Annual Report on Form 20-F (File No. 001-37928) of ChipMOS TECHNOLOGIES INC., filed on April 15, 2025.

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

Date: April 14, 2026	ChipMOS TECHNOLOGIES INC.

	By:	/s/ Shih-Jye Cheng
	Name:	Shih-Jye Cheng
	Title:	Chairman and President

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of ChipMOS TECHNOLOGIES INC.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of ChipMOS TECHNOLOGIES INC. and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Group’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue recognition – estimating progress relating to Assembly services, services for Display panel driver semiconductor assembly and testing and Bumping

As described in Notes 4 bb), ee), 25 and 42 e) to the consolidated financial statements, the Group earns revenue from Assembly services, services for Display panel driver semiconductor assembly and testing and Bumping. The Group recognized revenue associated with aforementioned services totalling NT$18,254,977 thousand for the year ended December 31, 2025. Such revenue is recognized over a period of time, during which the Group satisfied its performance obligations to the customer. The Group used an input method (input costs incurred as a percentage of total expected input costs) to measure the progress towards completion of performance obligation and determine the amount of related revenue. Due to the nature of the work performed, management’s estimation of the progress towards completion of performance obligation is complex and requires significant judgment.

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
April 14, 2026

We have served as the Group’s auditor since 2015.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position

December 31, 2024 and 2025

	Notes	December 31, 2024	December 31, 2025	December 31, 2025
		NT$000	NT$000	US$000
Assets
Current assets
Cash and cash equivalents	6	15,219,039	14,858,903	473,666
Current financial assets at fair value through profit or loss	7	68,970	73,150	2,332
Current financial assets at amortized cost	8	46,080	45,963	1,465
Current contract assets	25	397,747	568,088	18,109
Accounts receivable, net	9	5,010,154	6,042,574	192,623
Other receivables		77,620	72,540	2,312
Current tax assets		18	1,238	40
Inventories	10	2,694,594	3,356,503	106,997
Prepayments		129,294	128,372	4,092
		23,643,516	25,147,331	801,636
Non-current assets
Non-current financial assets at fair value through other comprehensive income	11	103,013	135,172	4,309
Non-current financial assets at amortized cost	8,36	43,034	43,219	1,378
Investments accounted for using equity method	12	320,213	190,210	6,063
Property, plant and equipment, net	13,36	19,996,760	18,691,192	595,830
Right-of-use assets	15	1,026,591	823,311	26,245
Deferred tax assets	31	126,213	113,049	3,604
Refundable deposits		19,852	21,608	689
Other non-current assets		100,660	187,329	5,972
		21,736,336	20,205,090	644,090
Total assets		45,379,852	45,352,421	1,445,726

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Financial Position (Continued)

December 31, 2024 and 2025

	Notes	December 31, 2024	December 31, 2025	December 31, 2025
		NT$000	NT$000	US$000
Liabilities
Current liabilities
Short-term bank loans	16,34	339,364	2,706,072	86,263
Notes payable		773	1,596	51
Accounts payable		698,199	1,166,973	37,200
Other payables	17	3,913,604	3,365,755	107,292
Other payables – related parties	35	21,473	8,312	265
Current tax liabilities		108,148	106,315	3,389
Current provisions	43	35,924	78,982	2,518
Current lease liabilities	34	235,898	114,605	3,653
Long-term bank loans, current portion	18,34,36	3,326,042	2,896,893	92,346
Current refund liabilities	43	36,396	10,333	330
Other current liabilities		23,690	25,267	806
		8,739,511	10,481,103	334,113
Non-current liabilities
Long-term bank loans	18,34,36	10,432,539	9,867,797	314,562
Deferred tax liabilities	31	93,310	89,924	2,867
Non-current lease liabilities	34	821,057	740,311	23,599
Long-term deferred revenue		122,293	108,018	3,443
Net defined benefit liability, non-current	19	146,638	57,670	1,838
Guarantee deposits	34	21,186	20,486	653
		11,637,023	10,884,206	346,962
Total liabilities		20,376,534	21,365,309	681,075
Equity
Equity attributable to equity holders of the Company
Capital stock	21	7,272,401	7,045,231	224,585
Capital surplus	22	6,055,773	5,866,991	187,025
Retained earnings	23
Legal reserve		3,121,210	3,268,022	104,177
Unappropriated retained earnings		8,444,082	7,791,481	248,374
Other equity interest	24	109,852	143,502	4,574
Treasury shares	21	—	(128,115)	(4,084)
Total equity		25,003,318	23,987,112	764,651
Total liabilities and equity		45,379,852	45,352,421	1,445,726

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2023, 2024 and 2025

	Notes	2023	2024	2025	2025
		NT$000	NT$000	NT$000	US$000
Revenue	25,42	21,356,228	22,695,909	23,932,900	762,923
Cost of revenue	10,29,30	(17,806,803)	(19,751,813)	(21,340,484)	(680,283)
Gross profit		3,549,425	2,944,096	2,592,416	82,640
Sales and marketing expenses	29,30	(135,661)	(128,733)	(119,798)	(3,819)
General and administrative expenses	29,30	(497,742)	(478,553)	(491,696)	(15,674)
Research and development expenses	29,30	(1,093,513)	(1,162,765)	(1,077,016)	(34,333)
Other income (expenses), net		85,943	99,892	238,787	7,612
Operating profit	42	1,908,452	1,273,937	1,142,693	36,426
Interest income	26,42	193,189	197,719	243,324	7,757
Other income		77,583	58,089	76,081	2,425
Other gains and losses	27	135,501	393,565	(427,216)	(13,619)
Finance costs	28	(266,390)	(278,940)	(301,285)	(9,604)
Share of profit (loss) of associates and joint ventures accounted for using equity method	12,42	219,891	2,683	(142,856)	(4,554)
Profit before income tax		2,268,226	1,647,053	590,741	18,831
Income tax expense	31	(300,661)	(207,517)	(40,106)	(1,278)
Profit for the year		1,967,565	1,439,536	550,635	17,553
Other comprehensive income (loss):
Profit on remeasurements of defined benefit plans	19	10,699	56,305	62,804	2,002
Unrealized (loss) gain on valuation of equity instruments at fair value through other comprehensive income	11,24	(217,785)	(17,304)	32,159	1,025
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss	12	12,993	16,978	22,084	704
Income tax effect on components that will not be reclassified to profit or loss	31	49,498	(7,803)	(21,381)	(681)
Components of other comprehensive (loss) income that will not be reclassified to profit or loss		(144,595)	48,176	95,666	3,050
Exchange differences on translation of foreign operations	24	16,713	18,347	(11,732)	(374)
Equity directly related to non-current assets held for sale	24	(43,094)	43,094	—	—
Components of other comprehensive (loss) income that will be reclassified to profit or loss		(26,381)	61,441	(11,732)	(374)
Other comprehensive (loss) income, net of income tax		(170,976)	109,617	83,934	2,676
Total comprehensive income for the year		1,796,589	1,549,153	634,569	20,229
Earnings per share – basic	32	NT$2.71	NT$1.98	NT$0.78	US$0.02
Earnings per share – diluted	32	NT$2.68	NT$1.96	NT$0.77	US$0.02
Earnings per equivalent ADS – basic		NT$54.11	NT$39.59	NT$15.50	US$0.49
Earnings per equivalent ADS – diluted		NT$53.54	NT$39.22	NT$15.45	US$0.49

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

Years Ended December 31, 2023, 2024 and 2025

		Equity attributable to equity holders of the Company
				Retained earnings		Other equity interest
	Notes	Capital stock	Capital surplus	Legal reserve	Unappropriated retained earnings	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Treasury shares	Total equity
Year 2023		NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Balance at January 1, 2023		7,272,401	6,055,773	2,575,987	8,506,816	(17,369)	245,652	—	—	24,639,260
Profit for the year		—	—	—	1,967,565	—	—	—	—	1,967,565
Other comprehensive income (loss)	24	—	—	—	8,947	16,713	(153,542)	(43,094)	—	(170,976)
Total comprehensive income (loss) for the year		—	—	—	1,976,512	16,713	(153,542)	(43,094)	—	1,796,589
Appropriation of prior year’s earnings:
Legal reserve		—	—	354,986	(354,986)	—	—	—	—	—
Cash dividends		—	—	—	(1,672,652)	—	—	—	—	(1,672,652)
Balance at December 31, 2023		7,272,401	6,055,773	2,930,973	8,455,690	(656)	92,110	(43,094)	—	24,763,197
Year 2024
Balance at January 1, 2024		7,272,401	6,055,773	2,930,973	8,455,690	(656)	92,110	(43,094)	—	24,763,197
Profit for the year		—	—	—	1,439,536	—	—	—	—	1,439,536
Other comprehensive income	24	—	—	—	45,264	18,347	2,912	43,094	—	109,617
Total comprehensive income for the year		—	—	—	1,484,800	18,347	2,912	43,094	—	1,549,153
Appropriation of prior year’s earnings:	23
Legal reserve		—	—	190,237	(190,237)	—	—	—	—	—
Cash dividends		—	—	—	(1,309,032)	—	—	—	—	(1,309,032)
Disposal of investments in equity instruments at fair value through other comprehensive income	24	—	—	—	2,861	—	(2,861)	—	—	—
Balance at December 31, 2024		7,272,401	6,055,773	3,121,210	8,444,082	17,691	92,161	—	—	25,003,318
Year 2025
Balance at January 1, 2025		7,272,401	6,055,773	3,121,210	8,444,082	17,691	92,161	—	—	25,003,318
Profit for the year		—	—	—	550,635	—	—	—	—	550,635
Other comprehensive income (loss)	24	—	—	—	50,236	(11,732)	45,430	—	—	83,934
Total comprehensive income (loss) for the year		—	—	—	600,871	(11,732)	45,430	—	—	634,569
Appropriation of prior year’s earnings:	23
Legal reserve		—	—	146,812	(146,812)	—	—	—	—	—
Cash dividends		—	—	—	(872,688)	—	—	—	—	(872,688)
Disposal of investments in equity instruments at fair value through other comprehensive income	24	—	—	—	48	—	(48)	—	—	—
Purchase of treasury shares	21	—	—	—	—	—	—	—	(943,867)	(943,867)
Cancellation of treasury shares	21,22,23	(227,170)	(225,738)	—	(234,020)	—	—	—	686,928	—
Treasury shares transferred to employees	20,21,22	—	36,956	—	—	—	—	—	128,824	165,780
Balance at December 31, 2025		7,045,231	5,866,991	3,268,022	7,791,481	5,959	137,543	—	(128,115)	23,987,112

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2023, 2024 and 2025

	Notes	2023	2024	2025	2025
		NT$000	NT$000	NT$000	US$000
Cash flows from operating activities
Profit before income tax		2,268,226	1,647,053	590,741	18,831
Adjustments to reconcile profit (loss)
Depreciation expenses	13,15,29,42	4,779,333	4,856,186	5,100,668	162,597
Expected credit (gains) losses		(302)	(1,020)	379	12
Gain on valuation of financial assets at fair value through profit or loss	7,27	(39,254)	(48,101)	(18,752)	(598)
Interest expense	28,42	265,957	278,581	300,883	9,592
Interest income	26,42	(193,189)	(197,719)	(243,324)	(7,756)
Dividend income		(6,592)	(1,320)	(2,622)	(84)
Share-based payments	20	—	—	37,342	1,190
Share of (profit) loss of associates and joint ventures accounted for using equity method	12,42	(219,891)	(2,683)	142,856	4,554
Gain on disposal of property, plant and equipment, net		(18,431)	(55,262)	(124,483)	(3,968)
Gain on disposal of non-current assets held for sale	14,27	—	(72,261)	—	—
Gain on disposal of investments accounted for using equity method	12,27	—	—	(3,464)	(110)
Impairment loss on financial assets	12,27	—	—	10,000	319
Impairment loss on non-financial assets	13,43	9,236	18,618	764	24
Gain from lease modifications		—	(13)	—	—
Deferred revenue		(20,839)	(22,003)	(24,277)	(774)
Changes in operating assets and liabilities
Financial assets mandatorily measured at fair value through profit or loss		124,743	21,866	14,572	465
Current contract assets		(2,470)	(13,809)	(170,393)	(5,432)
Accounts receivable		(944,603)	317,191	(1,032,743)	(32,921)
Other receivables		48,736	(23,080)	(1,872)	(60)
Inventories		641,761	(125,946)	(661,909)	(21,100)
Prepayments		3,104	(9,021)	922	29
Accounts and notes payable		224,469	(86,431)	469,597	14,970
Other payables		(90,786)	143,234	(316,573)	(10,092)
Other payables – related parties		—	—	5,384	172
Current provisions		6,921	2,360	43,058	1,373
Current refund liabilities		544	(1,271)	(26,063)	(831)
Other current liabilities		1,293	79	1,577	50
Net defined benefit liability, non-current		(21,179)	(24,394)	(26,164)	(834)
Cash generated from operations		6,816,787	6,600,834	4,066,104	129,618
Interest received		194,136	191,049	248,578	7,924
Dividend received		10,327	3,810	5,317	170
Interest paid		(227,488)	(245,910)	(268,797)	(8,569)
Income tax paid		(186,280)	(609,201)	(54,762)	(1,746)
Net cash generated from operating activities		6,607,482	5,940,582	3,996,440	127,397

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

Years Ended December 31, 2023, 2024 and 2025

	Notes	2023	2024	2025	2025
		NT$000	NT$000	NT$000	US$000
Cash flows from investing activities
Acquisition of financial assets at fair value through other comprehensive income	12	(12,500)	—	—	—
Acquisition of financial assets at amortized cost		(72,201)	(94,845)	(124,800)	(3,979)
Proceeds from repayments of financial assets at amortized cost		130,220	87,035	122,841	3,916
Acquisition of investments accounted for using equity method	12,35	—	(12,500)	—	—
Proceeds from disposal of non-current assets held for sale	14	—	4,394,206	—	—
Acquisition of property, plant and equipment	33	(3,073,881)	(5,081,154)	(3,851,238)	(122,768)
Proceeds from disposal of property, plant and equipment		83,679	74,709	249,868	7,965
Decrease (increase) in refundable deposits		1,064	922	(1,792)	(57)
Increase in other non-current assets		(160,703)	(6,811)	(144,368)	(4,602)
Increase in long-term deferred revenue		14,145	23,333	10,002	319
Net cash used in investing activities		(3,090,177)	(615,105)	(3,739,487)	(119,206)
Cash flows from financing activities	34
Proceeds from short-term bank loans		1,273,873	3,225,758	8,556,519	272,761
Payments on short-term bank loans		(1,273,873)	(2,886,394)	(6,189,811)	(197,316)
Proceeds from long-term bank loans		2,430,224	1,078,496	3,502,998	111,667
Payments on long-term bank loans		(1,522,918)	(2,263,718)	(4,516,894)	(143,988)
Decrease in guarantee deposits		(365)	(49)	(700)	(22)
Payment on lease liabilities		(293,383)	(320,452)	(271,189)	(8,645)
Cash dividends paid	23	(1,672,652)	(1,309,032)	(872,688)	(27,819)
Payments to acquire treasury shares	21	—	—	(943,867)	(30,088)
Treasury shares transferred to employees		—	—	128,438	4,094
Net cash used in financing activities		(1,059,094)	(2,475,391)	(607,194)	(19,356)
Effect of foreign exchange rate changes		(780)	14,918	(9,895)	(315)
Net increase (decrease) in cash and cash equivalents		2,457,431	2,865,004	(360,136)	(11,480)
Cash and cash equivalents at beginning of year	6	9,896,604	12,354,035	15,219,039	485,146
Cash and cash equivalents at end of year	6	12,354,035	15,219,039	14,858,903	473,666

The accompanying notes are an integral part of the consolidated financial statements.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

1.
Corporate and group information

ChipMOS TECHNOLOGIES INC. (the “Company” or “ChipMOS Taiwan”) was incorporated in the Republic of China (“ROC”) on July 28, 1997. The Company and its subsidiaries (the “Group”) are primarily engaged in the research, development, manufacturing and sale of high-integration and high-precision integrated circuits and related assembly and testing services. On April 11, 2014, the Company’s shares were listed on the Taiwan Stock Exchange (“TWSE”). On November 1, 2016, the Company’s American Depositary Shares (“ADSs”) were listed on the NASDAQ Global Select Market and traded under the ticker symbol “IMOS”.

2.
The authorization of the consolidated financial statements

The accompanying consolidated financial statements were authorized for issuance by the Board of Directors on April 14, 2026.

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

b)
New standards, interpretations and amendments in issue but not yet effective

New Standards, Interpretations and Amendments	Effective date issued by IASB
Amendments to IFRS 9 and IFRS 7, “Amendments to the Classification and Measurement of Financial Instruments”	January 1, 2026
Amendments to IFRS 9 and IFRS 7, “Contracts Referencing Nature – Dependent Electricity”	January 1, 2026
Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 10 and IAS 28, “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”	To be determined by IASB
IFRS 18, “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19, “Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Amendments to IAS 21, “Translation to a Hyperinflationary Presentation Currency”	January 1, 2027

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

December 31, 2023, 2024 and 2025

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
(b)
The preparation of the consolidated financial statements in conformity with IFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 ee).
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
(b)
Subsidiaries included in the consolidated financial statements:

				Percentage of ownership (%)
				December 31,
Name of investor	Name of investee	Main business	Location	2024	2025
The Company	ChipMOS U.S.A., Inc. (“ChipMOS USA”)	Marketing of semiconductors and electronic related products	San Jose, USA	100	100
The Company	ChipMOS TECHNOLOGIES (BVI) LTD. (“ChipMOS BVI”)	Holding company	British Virgin Islands	100	100
ChipMOS BVI	ChipMOS SEMICONDUCTORS (Shanghai) LTD. (“ChipMOS Shanghai”)	Marketing of semiconductors and electronic related products	Shanghai, People’s Republic of China (“PRC”)	100	100

(c)
Subsidiaries not included in the consolidated financial statements: None.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

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

December 31, 2023, 2024 and 2025

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

December 31, 2023, 2024 and 2025

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
(e)
In the case where an associate issues new shares and the Group does not subscribe or acquire the new shares proportionately, which results in a change in the Group’s ownership percentage of the associate while maintaining significant influence on the associate, then the Group will treat the transaction as deemed disposal and reclassify to profit or loss the proportion of the gain or loss previously recognized in other comprehensive income relating to that reduction in ownership interest where appropriate.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

(f)
At the statements of financial position date, the Group performs an impairment test for an investment in an associate when there is an indication that the investment may be impaired. The entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset, by comparing its recoverable amount (higher of value in use and fair value less costs of disposal) with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.
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

December 31, 2023, 2024 and 2025

use. When the circumstances or reasons for recognizing impairment loss for an asset in prior years no longer exist or diminish, the impairment loss is reversed. The increased carrying amount due to reversal should not be more than what the depreciated or amortized historical cost would have been if the impairment had not been recognized.

s)
Loans

Loans comprise short-term and long-term bank loans. Loans are recognized initially at fair value, net of transaction costs incurred. Loans are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized as interest expense in profit or loss over the period of the loans using the effective interest method.

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

December 31, 2023, 2024 and 2025

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

x)
Employee share-based payment

For the equity-settled share-based payment arrangements, the employee services received are measured at the fair value of the equity instruments granted at the grant date, and are recognized as compensation cost over the vesting period, with a corresponding adjustment to equity. The fair value of the equity instruments granted shall reflect the impact of market vesting conditions and non-market vesting conditions. Compensation cost is subject to adjustment based on the service conditions that are expected to be satisfied and the estimates of the number of equity instruments that are expected to vest under the non-market vesting conditions at each statements of financial position date. Ultimately, the amount of compensation cost recognized is based on the number of equity instruments that eventually vest. The aforementioned grant date represents the grant date resolved by the Board of Directors.

y)
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

December 31, 2023, 2024 and 2025

z)
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
aa)
Dividends

Dividends are recorded in the Company’s financial statements in the period in which they are resolved by the Company’s shareholders. Cash dividends are recorded as liabilities; stock dividends are recorded as stock dividends to be distributed and are reclassified to ordinary shares on the effective date of new shares issuance.

bb)
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
cc)
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

dd)
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

December 31, 2023, 2024 and 2025

ee)
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

5.
Translation into U.S. dollar amounts

The Company maintains its accounts and expresses its consolidated financial statements in New Taiwan dollars. For convenience purposes, U.S. dollar amounts presented in the accompanying consolidated financial statements have been translated from New Taiwan dollars to U.S. dollars at the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2025, which was NT$31.37 to US$1.00. These convenience translations should not be construed as representations that the New Taiwan dollar amounts have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

6.
Cash and cash equivalents

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Cash on hand and petty cash	450	450
Checking accounts and demand deposits	1,194,923	1,621,382
Time deposits	14,023,666	13,237,071
	15,219,039	14,858,903
a)
The Group transacts with a variety of financial institutions all with high credit quality to disperse credit risk, so it expects that the probability of counterparty default is remote.
b)
No cash and cash equivalents of the Group were pledged to others.
7.
Financial assets at fair value through profit or loss

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Current:
Financial assets mandatorily measured at fair value through profit or loss
Listed stocks	53,747	53,747
Valuation adjustment	15,223	19,403
	68,970	73,150

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

a)
Amounts recognized in profit or loss in relation to the financial assets at fair value through profit or loss are listed below:

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Financial assets mandatorily measured at fair value through profit or loss
Listed stocks	22,001	26,235	4,180
Beneficiary certificates*	17,253	21,866	14,572
	39,254	48,101	18,752

* Beneficiary certificates represent money market funds the Company held during the reporting period. As of December 31, 2023, 2024 and 2025, there were no beneficiary certificates classified as current financial assets at fair value through profit or loss (“FVTPL”).

b)
No financial assets at FVTPL were pledged to others.
c)
Information relating to price risk of financial assets at FVTPL is provided in Note 41 a).
8.
Financial assets at amortized cost

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Current:
Time deposits	46,080	45,963
Non-current:
Restricted bank deposits	43,034	43,219
a)
Amounts recognized in profit or loss in relation to financial assets at amortized cost are listed below:

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Interest income	1,861	2,433	2,076
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
d)
Information relating to credit risk of financial assets at amortized cost is provided in Note 41 a).
9.
Accounts receivable

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Accounts receivable	5,011,644	6,044,387
Less: Loss allowance	(1,490)	(1,813)
	5,010,154	6,042,574
a)
The Group’s credit term granted to customers is 30~90 days. Receivables do not bear interest. The loss allowance is determined based on the credit quality of customers. Information relating to credit risk is provided in Note 41 a).

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

b)
The aging analysis of accounts receivable based on past due date are as follows:

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Current	5,007,362	6,032,806
Within 1 month	4,282	11,395
1-2 months	—	186
	5,011,644	6,044,387
c)
As of December 31, 2024 and 2025, accounts receivable were all from contracts with customers. And as of January 1, 2024, the balance of accounts receivable from contracts with customers was NT$5,326,381 thousand.
d)
Without taking into account of any collateral held or other credit enhancements, the amount that best reflects the Group’s maximum exposure to credit risk in respect of the accounts receivable is the carrying amount at the end of each reporting period.
e)
No accounts receivable of the Group were pledged to others.
10.
Inventories

	December 31, 2024
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	2,854,743	(160,149)	2,694,594

	December 31, 2025
	Cost	Allowance for impairment losses	Carrying amount
	NT$000	NT$000	NT$000
Raw materials	3,512,294	(155,791)	3,356,503

The cost of inventories recognized as an expense for the year:

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Cost of revenue	17,723,687	19,834,784	21,382,972
Gain on disposal of scrapped materials	—	(56,959)	(53,486)
Loss on abandonment	2,483	102	15,356
Allowance for (reversal of) inventory valuation and obsolescence loss	80,633	(26,114)	(4,358)
	17,806,803	19,751,813	21,340,484
a)
Reversal of inventory valuation and obsolescence loss in 2024 was mainly due to the reversal of previously recognized obsolescence losses by utilizing and selling obsolete raw materials. Reversal of inventory valuation and obsolescence loss in 2025 was mainly due to the reversal of previously recognized obsolescence losses upon the actual scrapping of raw materials.
b)
No inventories of the Group were pledged to others.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

11.
Non-current financial assets at fair value through other comprehensive income

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Designation of equity instruments
Foreign unlisted stocks	38,534	38,534
Valuation adjustment	64,479	96,638
	103,013	135,172
a)
Based on the Group’s business model, the foreign unlisted stocks held for strategic investments were elected to classify as Financial assets at fair value through other comprehensive income.
b)
Amounts recognized in other comprehensive income in relation to the financial assets at fair value through other comprehensive income are listed below:

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Financial assets at fair value through other comprehensive (loss) income
Foreign unlisted stocks	(217,785)	(17,304)	32,159
c)
No financial assets at fair value through other comprehensive income were pledged to others.
d)
Information about fair value measurement is provided in Note 41 b).
12.
Investments accounted for using equity method

Associates	December 31, 2024	December 31, 2025
	NT$000	NT$000
JMC ELECTRONICS CO., LTD. (“JMC”)	293,089	159,271
Daypower Energy Co., Ltd. (“Daypower Energy”)	27,124	30,939
	320,213	190,210
a)
The carrying amount of the Group’s interests in all individually immaterial associates and the Group’s share of the operating results are summarized below:

As of December 31, 2024 and 2025, the carrying amount of the Group’s individually immaterial associates amounted to NT$320,213 thousand and NT$190,210 thousand, respectively.

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Profit (loss) for the year from continuing operations	1,714	2,683	(142,649)
Other comprehensive income, net of income tax	12,993	16,978	22,084
Total comprehensive income (loss)	14,707	19,661	(120,565)
b)
JMC is recognized as investment accounted for using equity method given that the Company retains significant influence by holding one seat in JMC’s Board of Directors. In 2025, the Company recognized a loss from continuing operations of NT$144,034 thousand reflecting its share of JMC’s operating results, primarily due to JMC recognized impairment loss on property, plant and equipment. This impairment was considered a one-time event and did not affect the Company’s classification of JMC as an immaterial associate. JMC has quoted market prices, and the Company evaluated the recoverable amount based on its fair value on a quarterly basis. Consequently, the Company recognized an impairment loss of NT$10,000 thousand in 2025, which is recorded under “Other gains and losses”. As of December 31, 2024 and 2025, the fair value was NT$303,365 thousand and NT$209,160 thousand, respectively.
c)
In April 2023, the Company acquired 1,000 thousand ordinary shares of Daypower Energy in the amount of NT$12,500 thousand, representing 10% of shareholding and was recorded as financial assets at fair value through other comprehensive

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

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
d)
The Company did not participate in the cash capital increase of Daypower Energy in May 2025, which reduced the Company’s ownership from 10% to 7.9%. Daypower Energy is recognized as investment accounted for using equity method given that the Company still retains significant influence by holding one seat in Daypower Energy’s Board of Directors. As a result of the change in shareholding, the Company recognized gain on disposal of investments accounted for using equity method amounted to NT$3,464 thousand for the year ended December 31, 2025, which is recorded under “Other gains and losses”.
13.
Property, plant and equipment, net

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	2024
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	454,738	13,850,418	60,650,428	5,959,251	2,774,055	652,685	84,341,575
Accumulated depreciation and impairment	—	(8,551,197)	(49,168,655)	(5,222,438)	(2,259,782)	—	(65,202,072)
	454,738	5,299,221	11,481,773	736,813	514,273	652,685	19,139,503
January 1	454,738	5,299,221	11,481,773	736,813	514,273	652,685	19,139,503
Additions	—	5,619	8,260	665	—	5,436,887	5,451,431
Disposals	—	—	(495)	(21,744)	(501)	—	(22,740)
Reclassifications	—	1,241,424	3,016,325	859,198	220,864	(5,337,811)	—
Depreciation expenses	—	(605,548)	(3,050,253)	(642,589)	(254,502)	—	(4,552,892)
Impairment losses	—	—	(18,618)	—	—	—	(18,618)
Exchange adjustment	—	—	24	—	52	—	76
December 31	454,738	5,940,716	11,437,016	932,343	480,186	751,761	19,996,760
December 31
Cost	454,738	15,075,654	62,448,765	6,488,339	2,927,335	751,761	88,146,592
Accumulated depreciation and impairment	—	(9,134,938)	(51,011,749)	(5,555,996)	(2,447,149)	—	(68,149,832)
	454,738	5,940,716	11,437,016	932,343	480,186	751,761	19,996,760

	2025
	Land	Buildings	Machinery and equipment	Tools	Others	Construction in progress and equipment to be inspected	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
January 1
Cost	454,738	15,075,654	62,448,765	6,488,339	2,927,335	751,761	88,146,592
Accumulated depreciation and impairment	—	(9,134,938)	(51,011,749)	(5,555,996)	(2,447,149)	—	(68,149,832)
	454,738	5,940,716	11,437,016	932,343	480,186	751,761	19,996,760
January 1	454,738	5,940,716	11,437,016	932,343	480,186	751,761	19,996,760
Additions	—	2,208	9,293	338	—	3,654,248	3,666,087
Disposals	—	—	(19,117)	(14,329)	—	—	(33,446)
Reclassifications	—	685,896	2,634,679	580,700	257,504	(4,249,024)	(90,245)
Depreciation expenses	—	(670,363)	(3,207,913)	(722,586)	(246,310)	—	(4,847,172)
Impairment losses	—	—	(764)	—	—	—	(764)
Exchange adjustment	—	—	(14)	—	(14)	—	(28)
December 31	454,738	5,958,457	10,853,180	776,466	491,366	156,985	18,691,192
December 31
Cost	454,738	15,696,826	63,802,950	6,683,041	3,081,622	156,985	89,876,162
Accumulated depreciation and impairment	—	(9,738,369)	(52,949,770)	(5,906,575)	(2,590,256)	—	(71,184,970)
	454,738	5,958,457	10,853,180	776,466	491,366	156,985	18,691,192

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

a)
Amount of borrowing costs capitalized as part of property, plant and equipment and the range of the interest rates for such capitalization are as follows:

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Amount of interest capitalized	7,692	12,542	10,331
Range of the interest rates for capitalization	1.4588%	1.6380%	1.9320%

b)
Information about the property, plant and equipment that were pledged to others as collaterals is provided in Note 36.
14.
Non-current assets held for sale

On December 21, 2023, the Company’s Board of Directors approved its subsidiary ChipMOS BVI to sell the 45.0242% owned equity investment accounted for using equity method in Unimos Microelectronics (Shanghai) Co., Ltd. (“Unimos Shanghai”). Therefore, the investment accounted for using equity method of Unimos Shanghai have been reclassified as non-current assets held for sale at the carrying amount. In May 2024, the Group completed the equity transfer of Unimos Shanghai, recognizing a gain on disposal of NT$72,261 thousand, which is recorded under “Other gains and losses”, is provided in Note 27. The consideration amounted to NT$4,394,206 thousand was received in December 2024. Information relating to cumulative income or expense recognized in other comprehensive income relating to disposal non-current assets classified as held for sale is provided in Note 24.

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
b)
The carrying amount of right-of-use assets and the depreciation expenses are as follows:

	Carrying amount
	December 31, 2024	December 31, 2025
	NT$000	NT$000
Land	734,958	701,638
Buildings	13,458	25,255
Machinery and equipment	260,375	60,985
Others	17,800	35,433
	1,026,591	823,311

	Depreciation expenses
	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Land	21,524	24,248	26,215
Buildings	11,738	12,195	12,255
Machinery and equipment	245,304	261,383	199,391
Others	2,461	5,468	15,635
	281,027	303,294	253,496
c)
For the years ended December 31, 2024 and 2025, additions to right-of-use assets were NT$292,117 thousand and NT$50,098 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

d)
The information on profit or loss accounts relating to lease contracts is as follows:

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Items affecting profit or loss
Interest expense on lease liabilities	18,757	19,902	19,052
Expense on short-term lease contracts	55,944	140,029	208,000
e)
For the years ended December 31, 2023, 2024 and 2025, the Group’s total cash outflow for leases were NT$351,063 thousand, NT$443,345 thousand and NT$478,097 thousand, respectively.
16.
Short-term bank loans

Type of loans	December 31, 2024	December 31, 2025
	NT$000	NT$000
Bank loans
Unsecured bank loans	339,364	2,706,072
Interest rate range	5.66%	4.09%~4.92%
Unused credit lines of short-term bank loans
NT$000	5,050,836	4,516,882
US$000	37,000	18,261

17.
Other payables

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Payable to equipment suppliers	1,506,821	1,282,516
Salaries and bonuses payable	1,048,883	815,626
Payable for maintenance expense	175,131	165,788
Payable for utilities	157,442	159,333
Payable for insurance	140,084	142,855
Employees’ and directors’ compensation payable	193,720	66,845
Business tax payable	—	57,622
Other expense payable	691,523	675,170
	3,913,604	3,365,755

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

18.
Long-term bank loans

Type of loans	Period and payment term	December 31, 2024	December 31, 2025
		NT$000	NT$000
Government granted bank loans	Borrowing period is from March 11, 2020 to February 15, 2035; interest is repayable monthly; principal is repayable monthly from March 15, 2023	13,790,193	12,786,299
Less: Unamortized interest on government granted bank loans		(31,612)	(21,609)
Less: Current portion		(3,326,042)	(2,896,893)
		10,432,539	9,867,797
Interest rate range		1.325%~1.875%	1.525%~1.975%
Unused credit lines of long-term bank loans
NT$000		7,863,170	4,350,170
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

(a)
The amounts recognized in the statements of financial position are as follows:

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Present value of defined benefit obligations	(706,559)	(662,149)
Fair value of plan assets	559,921	604,479
Net defined benefit liability	(146,638)	(57,670)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

(b)
Movements in net defined benefit liability are as follows:

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	2025
	Present value of defined benefit obligations	Fair value of plan assets	Net defined benefit liability
	NT$000	NT$000	NT$000
January 1	(706,559)	559,921	(146,638)
Current services cost	(129)	—	(129)
Interest (expense) income	(10,772)	8,647	(2,125)
	(717,460)	568,568	(148,892)
Remeasurements:
Return on plan assets (excluding amounts included in interest income or expense)	—	39,262	39,262
Financial assumption movement effect	(11,685)	—	(11,685)
Experience adjustments	35,227	—	35,227
	23,542	39,262	62,804
Pension fund contribution	—	28,418	28,418
Paid pension	31,769	(31,769)	—
December 31	(662,149)	604,479	(57,670)
(c)
The Bank of Taiwan was commissioned to manage the fund of the Company’s defined benefit pension plan in accordance with the fund’s annual investment and utilization plan and the Regulations for Revenues, Expenditures, Safeguard and Utilization of the Labor Retirement Fund (Article 6: The scope of utilization for the fund includes deposit in domestic or foreign financial institutions, investment in domestic or foreign listed, over-the-counter, or private placement equity securities, investment in domestic or foreign real estate securitization products, etc.). With regard to the utilization of the fund, its minimum earnings in the annual distributions on the final financial statements shall be no less than the earnings attainable from the amounts accrued from two-year time deposits with the interest rates offered by local banks. If the earnings are less than aforementioned rates, government shall make payment for the deficit after being authorized by the authority. The Company has no right to participate in managing and operating that fund and hence the Company is unable to disclose the classification of the fair value of plan asset in accordance with IAS 19, “Employee Benefits” paragraph 142. The composition of fair value of plan assets as of December 31, 2024 and 2025 is given in the Annual Labor Retirement Fund Utilization Report announced by the government.
(d)
The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2024	2025
Discount rate	1.60%	1.40%
Future salary increase	3.25%	3.25%

Assumptions regarding future mortality are set based on actuarial advice in accordance with published statistics and experience in each territory.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

The present value of defined benefit obligations is affected by the change in actuarial assumption. The analysis was as follows:

	Discount rate		Future salary increase
	Increase 0.25%	Decrease 0.25%	Increase 0.25%	Decrease 0.25%
	NT$000	NT$000	NT$000	NT$000
December 31, 2024
Effect on present value of defined benefit obligations	(15,943)	16,520	16,219	(15,737)
December 31, 2025
Effect on present value of defined benefit obligations	(14,556)	15,066	14,762	(14,340)

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

(e)
Expected contributions to the defined benefit pension plans of the Company for the year ending December 31, 2026 amounts to NT$28,000 thousand.
(f)
As of December 31, 2025, the weighted average duration of that retirement plan is 9.1 years. The analysis of timing of the future pension payment was as follows:

December 31, 2025
NT$000
Within 1 year	63,382
1-2 years	37,549
2-5 years	104,279
5-10 years	171,377
376,587
b)
Defined contribution plans
(a)
Effective from July 1, 2005, the Company established a defined contribution pension plan (“New Plan”) under the Labor Pension Act, covering all regular employees with ROC nationality. Under the New Plan, the Company contributes monthly an amount based on 6% of the employees’ monthly salaries and wages to the employees’ individual pension accounts at the Bureau of Labor Insurance. The benefits accrued are paid monthly or in lump sum upon termination of employment. The pension costs under defined contribution pension plans of the Company for the years ended December 31, 2023, 2024 and 2025 were NT$190,913 thousand, NT$211,985 thousand and NT$197,999 thousand, respectively.
(b)
According to the defined contribution pension plan stipulated by PRC, ChipMOS Shanghai contributes monthly on amount based on a certain percentage of the local employees’ monthly salaries and wages. The contribution percentage was both 16% for the years ended December 31, 2023, 2024 and 2025. The pension of each employee is managed by the government and ChipMOS Shanghai has no further obligations except the monthly contribution. The pension costs under defined contribution pension plan of ChipMOS Shanghai for the years ended December 31, 2023, 2024 and 2025 were NT$604 thousand, NT$715 thousand and NT$709 thousand, respectively.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

20.
Share-based payment (For the year ended December 31, 2024: None)
a)
For the year ended December 31, 2025, the Company’s share-based payment arrangements was as follows:

Type of arrangement	Grant date	Quantity granted (in thousand shares)	Contract period	Vesting conditions
Treasury shares transferred to employees	2025/11/11	4,565	—	Vested immediately

Please refer to Note 21 e) for the approval of transfer treasury shares to employees. The transferred shares were vested immediately upon subscription with no other conditions, and the exercise price was based on the average repurchase price of the treasury shares.

b)
Details of the share-based payment arrangements is as follows:

2025
	Number of options	Weighted-average exercise price
	In thousand shares	NT$
Options outstanding at January 1	—	—
Options granted	4,565	28.22
Options exercised	(4,565)	28.22
Options outstanding at December 31	—	—
Options exercisable at December 31	—	—
c)
Details of the Company’s share-based payment transactions granted at the grant date is as follows:

Type of arrangement	Grant date	Share price	Exercise price	Fair value per unit
		NT$	NT$	NT$
Treasury shares transferred to employees	2025/11/11	36.40	28.22	8.18
d)
For the year ended December 31, 2025, compensation costs for employees of the Company due to the transfer of treasury shares amounted to NT$37,342 thousand.
21.
Capital stock
a)
As of December 31, 2025, the Company’s authorized capital was NT$9,700,000 thousand, consisting of 970,000 thousand ordinary shares, and the paid-in capital was NT$7,045,231 thousand with a par value of NT$10 per share, consisting of 704,523 thousand ordinary shares. All proceeds from shares issued have been collected.
b)
As of December 31, 2025, the outstanding ADSs were approximately 3,443,872 units representing 68,877 thousand ordinary shares and each ADS represents 20 ordinary shares of the Company. The major terms and conditions of the ADSs are summarized as follows:
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

c)
Movements in the number of the Company’s ordinary shares outstanding are as follows:

	Number of shares (in thousands)
	2024	2025
January 1	727,240	727,240
Purchase of treasury shares	—	(31,822)
Treasury shares transferred to employees	—	4,565
December 31	727,240	699,983
d)
On January 21, 2025, the Company’s Board of Directors approved to repurchase up to 10,000 thousand shares to maintain the Company’s credit and shareholders’ equity. The Company has completed the aforementioned share buyback program during the first quarter of 2025, and the total amount was NT$321,705 thousand. Pursuant to the ROC Securities and Exchange Act, the repurchased shares were approved for cancellation by the Board of Directors on April 15, 2025, with the effective date of capital reduction on May 28, 2025 and the alteration registration was completed on June 11, 2025.
e)
On May 13, 2025, to motivate employee morale and improve operational performance, the Company’s Board of Directors approved to repurchase up to 15,000 thousand shares to transfer to employees. As of the end of the shares repurchase period, the Company has repurchased 9,105 thousand shares and the total amount was NT$256,939 thousand. On November 11, 2025, the Company’s Board of Directors approved to transfer 4,565 thousand shares to employees for subscription, and the transfer was fully completed on November 28, 2025.
f)
On September 2, 2025, the Company’s Board of Directors approved to repurchase up to 15,000 thousand shares to maintain the Company’s credit and shareholders’ equity. As of the end of the shares repurchase period, the Company has repurchased 12,717 thousand shares and the total amount was NT$365,223 thousand. Pursuant to the ROC Securities and Exchange Act, the repurchased shares were approved for cancellation by the Board of Directors on November 11, 2025, with the effective date of capital reduction on November 12, 2025 and the alteration registration was completed on December 1, 2025.
g)
Treasury shares
(a)
Reason for share reacquisition and movements in the number of the Company’s treasury shares are as follows (As of December 31, 2024: None):

December 31, 2025
Name of company holding the shares	Reason for reacquisition	Number of shares	Carrying amount
		In thousands	NT$000
The Company	Maintain the Company’s credit and shareholders’ equity	22,717 (cancelled)	—
The Company	Transfer to employees	4,540	128,115
(b)
Pursuant to the ROC Securities and Exchange Act, the number of shares bought back as treasury shares should not exceed 10% of the number of the Company’s issued shares and the amount bought back should not exceed the sum of retained earnings, paid-in capital in excess of par value and realized capital surplus.
(c)
Pursuant to the ROC Securities and Exchange Act, treasury shares should not be pledged as collateral and is not entitled to dividends before it is reissued.
(d)
Pursuant to the ROC Securities and Exchange Act, shares repurchased for transferring to employees should be reissued to the employees within 5 years from the repurchase date and shares not reissued within the 5-year period should be retired. Treasury shares to maintain the Company’s credit and the shareholders’ equity should be retired within 6 months of acquisition.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

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

	2023
	Share premium	Others	Total
	NT$000	NT$000	NT$000
January 1	6,043,483	12,290	6,055,773
December 31	6,043,483	12,290	6,055,773

	2024
	Share premium	Others	Total
	NT$000	NT$000	NT$000
January 1	6,043,483	12,290	6,055,773
December 31	6,043,483	12,290	6,055,773

	2025
	Share premium	Treasury shares transaction	Employee share options	Others	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	6,043,483	—	—	12,290	6,055,773
Cancellation of treasury shares	(188,782)	(36,956)	—	—	(225,738)
Share-based payments	—	—	37,342	—	37,342
Treasury shares transfer to employees	—	36,956	(37,342)	—	(386)
December 31	5,854,701	—	—	12,290	5,866,991

23.
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

December 31, 2023, 2024 and 2025

d)
In accordance with the regulations, the Company must set aside a special reserve from the debit balance on other equity items at the statements of financial position date before distributing earnings. When the debit balance on other equity items is reversed subsequently, the reversed amount may be included in the distributable earnings.
e)
The appropriations of 2023, 2024 and 2025 earnings were resolved in the shareholders’ meeting held on May 30, 2024 and May 27, 2025 and proposed in the board meeting held on February 24, 2026, respectively. The appropriations and dividends per share (including cash distribution from capital surplus) are as follows:

	2023		2024		2025 (Note)
	Amount	Cash distribution per share	Amount	Cash distribution per share	Amount	Cash distribution per share
	NT$000	NT$	NT$000	NT$	NT$000	NT$
Legal reserve	190,237		146,812		31,138
Cash dividend	1,309,032	1.80	872,688	1.20	—	—
Cash distribution from capital surplus	—	—	—	—	860,979	1.23

Note: The appropriation of 2025 earnings has not yet been resolved in the shareholders’ meeting.

f)
The cash dividend distribution ratio for 2024 was adjusted to NT$1.22996261 per share. The adjustment was due to the Company’s cancellation of treasury shares and the repurchase of shares to transfer to employees in the second quarter of 2025, which resulted in a decrease in the number of ordinary shares outstanding.
g)
On June 11, 2025 and December 1, 2025, the Company cancelled 10,000 thousand shares and 12,711 thousand shares of treasury shares, reducing retained earnings by NT$138,603 thousand and NT$95,417 thousand, respectively.
24.
Other equity interest

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	2024
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Equity directly related to non-current assets held for sale	Total
	NT$000	NT$000	NT$000	NT$000
January 1	(656)	92,110	(43,094)	48,360
Currency translation differences
- The Company	18,347	—	—	18,347
- Non-current assets held for sale	—	—	43,094	43,094
Evaluation adjustment
- The Company	—	(17,304)	—	(17,304)
- Associates	—	16,758	—	16,758
Evaluation adjustment transferred to retained earnings
- Associates	—	(2,861)	—	(2,861)
Evaluation adjustment related tax
- The Company	—	3,458	—	3,458
December 31	17,691	92,161	—	109,852

	2025
	Financial statements translation differences of foreign operations	Unrealized gain (loss) on valuation of financial assets at fair value through other comprehensive income	Total
	NT$000	NT$000	NT$000
January 1	17,691	92,161	109,852
Currency translation differences
- The Company	(11,732)	—	(11,732)
Evaluation adjustment
- The Company	—	32,159	32,159
- Associates	—	22,091	22,091
Evaluation adjustment transferred to retained earnings
- Associates	—	(48)	(48)
Evaluation adjustment related tax
- The Company	—	(8,820)	(8,820)
December 31	5,959	137,543	143,502

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

25.
Revenue

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Revenue from contracts with customers	21,356,228	22,695,909	23,932,900
a)
The Group is primarily engaged in the assembly and testing services of high-integration and high-precision integrated circuits, and recognized revenue based on the progress towards completion of performance obligation during the service period. Information on revenue disaggregation is provided in Note 42.
b)
Contract assets

The Group has recognized the following contract assets in relation to revenue from contracts with customers:

	January 1, 2024	December 31, 2024	December 31, 2025
	NT$000	NT$000	NT$000
Contract assets	383,883	397,747	568,088
c)
The information relating to loss allowance for contract assets is provided in Note 41 a).
d)
All of the service contracts are for periods of one year or less. As permitted under IFRS 15, “Revenue from Contracts with Customers”, the transaction price allocated to these unsatisfied contracts is not disclosed.
26.
Interest income

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Bank deposits	191,265	195,236	241,195
Financial assets at amortized cost	1,861	2,433	2,076
Other interest income	63	50	53
	193,189	197,719	243,324

27.
Other gains and losses

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Foreign exchange gains (losses), net	78,170	242,588	(459,565)
Gain on disposal of non-current assets held for sale	—	72,261	—
Gain on valuation of financial assets at fair value through profit or loss	39,254	48,101	18,752
Impairment loss on financial assets	—	—	(10,000)
Gain on disposal of investments accounted for using equity method	—	—	3,464
Reimbursement of ADSs service charge	2,121	2,611	2,136
Others	15,956	28,004	17,997
	135,501	393,565	(427,216)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

28.
Finance costs

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Interest expense
Bank loans	254,892	271,221	292,162
Lease liabilities	18,757	19,902	19,052
Less: Amounts capitalized in qualifying assets	(7,692)	(12,542)	(10,331)
	265,957	278,581	300,883
Finance expense	433	359	402
	266,390	278,940	301,285

29.
Expenses by nature

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Raw materials and supplies used	3,991,490	4,580,706	5,939,395
Employee benefit expenses	5,836,068	6,450,534	6,207,834
Depreciation expenses	4,779,333	4,856,186	5,100,668

30.
Employee benefit expenses

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Salaries	4,741,380	5,139,741	4,930,701
Directors’ remuneration	23,980	22,718	19,567
Labor and health insurance	432,568	477,338	471,894
Pension	195,359	215,840	200,962
Other personnel expenses	442,781	594,897	584,710
	5,836,068	6,450,534	6,207,834
a)
In accordance with the Company’s Articles of Incorporation, employees’ compensation is based on the current year’s earnings, which should first be used to cover accumulated deficits, if any, and then 10% of the remaining balance distributed as employees’ compensation, of which the amount distributed to non-executive employees shall not be less than 3% of the profit, including distributions to certain qualifying employees in affiliate companies, and no more than 0.5% as directors’ remuneration. Subject to the Board of Directors’ approval, employees’ compensation may be made by way of cash or share issuance. Distribution of employees’ compensation and directors’ remuneration shall be presented and reported in the subsequent shareholders’ meeting.
b)
Based on profit as of the end of reporting period, for the years ended December 31, 2023, 2024 and 2025, the employees’ compensation were accrued at NT$250,181 thousand, NT$186,484 thousand and NT$65,061 thousand, respectively; the directors’ remuneration were accrued at NT$6,255 thousand, NT$4,662 thousand and NT$1,626 thousand, respectively.
c)
For the year of 2024, employees’ compensation and directors’ remuneration recognized were consistent with the amounts resolved in the Board of Directors’ meeting.

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

31.
Income tax expense
a)
Income tax expense
(a)
Components of income tax expense:

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Current income tax:
Current income tax on profits for the period	426,878	273,836	111,904
Income tax on unappropriated retained earnings	85,607	66,066	14,012
Prior year income tax overestimation	(182,778)	(127,768)	(74,207)
Total current income tax	329,707	212,134	51,709
Deferred income tax:
Relating to origination and reversal of temporary differences	(29,046)	(4,617)	(11,603)
Income tax expense	300,661	207,517	40,106
(b)
The income tax (charge)/credit relating to components of other comprehensive income are as follows:

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Unrealized loss (gain) on valuation of financial assets at fair value through other comprehensive income	(51,638)	(3,458)	8,820
Remeasurement of defined benefit obligations	2,140	11,261	12,561
	(49,498)	7,803	21,381

b)
Reconciliation of income tax expense and the accounting profit:

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Tax calculated based on profit before tax and statutory tax rate	451,676	338,116	119,094
Effects from adjustments based on regulation	(74,094)	(38,880)	(19,839)
Gain (loss) on investment in associates	19,228	(31,151)	—
Prior year income tax overestimation	(182,778)	(127,768)	(74,207)
Income tax on unappropriated retained earnings	85,607	66,066	14,012
Effect of different tax rates in countries in which the Group operates	1,022	1,134	1,046
Income tax expense	300,661	207,517	40,106

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	2024
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	37,253	(5,223)	—	32,030
Property, plant and equipment	40,741	1,711	—	42,452
Provisions	14,377	(10)	—	14,367
Deferred revenue	1,626	(1,626)	—	—
Net defined benefit liability	42,057	(4,879)	(11,261)	25,917
Unrealized exchange losses	18,185	(18,185)	—	—
Others	9,043	2,404	—	11,447
Total	163,282	(25,808)	(11,261)	126,213
Deferred tax liabilities
Property, plant and equipment	(74,832)	9,086	—	(65,746)
Unrealized exchange gains	—	(9,810)	—	(9,810)
Financial assets at fair value through other comprehensive income	(21,205)	—	3,458	(17,747)
Gain on investment in associates	(31,151)	31,151	—	—
Others	(5)	(2)	—	(7)
Total	(127,193)	30,425	3,458	(93,310)
Information presented on statements of financial position:
Deferred tax assets	163,282			126,213
Deferred tax liabilities	(127,193)			(93,310)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	2025
	January 1	Recognized in profit or loss	Recognized in other comprehensive income	December 31
	NT$000	NT$000	NT$000	NT$000
Deferred tax assets
Loss on inventories	32,030	(872)	—	31,158
Property, plant and equipment	42,452	108	—	42,560
Provisions	14,367	3,500	—	17,867
Net defined benefit liability	25,917	(5,232)	(12,561)	8,124
Impairment loss on financial assets	—	2,000	—	2,000
Others	11,447	(107)	—	11,340
Total	126,213	(603)	(12,561)	113,049
Deferred tax liabilities
Property, plant and equipment	(65,746)	3,454	—	(62,292)
Unrealized exchange gains	(9,810)	8,745	—	(1,065)
Financial assets at fair value through other comprehensive income	(17,747)	—	(8,820)	(26,567)
Others	(7)	7	—	—
Total	(93,310)	12,206	(8,820)	(89,924)
Information presented on statements of financial position:
Deferred tax assets	126,213			113,049
Deferred tax liabilities	(93,310)			(89,924)
d)
The Company has not recognized taxable temporary differences associated with investments as deferred tax liabilities. As of December 31, 2024 and 2025, the amounts of temporary differences not recognized as deferred tax liabilities were NT$1,392,934 thousand and NT$1,396,988 thousand, respectively.
e)
The Company’s income tax returns through 2023 have been assessed and approved by the Tax Authority.
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	Year ended December 31, 2024
	Amount after income tax	Weighted average number of ordinary shares outstanding	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	1,439,536	727,240	1.98
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		6,772
Profit attributable to equity holders of the Company	1,439,536	734,012	1.96

	Year ended December 31, 2025
	Amount after income tax	Weighted average number of ordinary shares outstanding *	Earnings per share
Basic earnings per share	NT$000	In thousands	NT$
Profit attributable to equity holders of the Company	550,635	710,445	0.78
Diluted earnings per share
Assumed conversion of all dilutive potential ordinary shares:
Employees’ compensation		2,202
Profit attributable to equity holders of the Company	550,635	712,647	0.77

* When calculating earnings per share, the weighted average number of shares outstanding has excluded treasury shares.

33.
Supplemental cash flow information

Partial cash paid for investing activities

Property, plant and equipment

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Purchase of property, plant and equipment	3,228,471	5,451,431	3,666,087
Add: Beginning balance of payable to equipment suppliers	1,405,931	1,196,181	1,506,821
Add: Beginning balance of payable to equipment suppliers – related parties	—	58,549	21,473
Less: Ending balance of payable to equipment suppliers	(1,196,181)	(1,506,821)	(1,282,516)
Less: Ending balance of payable to equipment suppliers – related parties	(58,549)	(21,473)	(2,928)
Less: Transfer from other non-current assets	(305,791)	(96,713)	(57,699)
Cash paid during the year	3,073,881	5,081,154	3,851,238

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

34.
Changes in liabilities from financing activities

	2023
	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000
January 1	13,967,801	21,600	920,402	14,909,803
Changes in cash flow from financing activities	907,306	(365)	(293,383)	613,558
Adjustment of right-of-use assets	—	—	419,625	419,625
Amortization of interest expense	36,612	—	18,757	55,369
December 31	14,911,719	21,235	1,065,401	15,998,355

	2024
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	—	14,911,719	21,235	1,065,401	15,998,355
Changes in cash flow from financing activities	339,364	(1,185,222)	(49)	(320,452)	(1,166,359)
Adjustment of right-of-use assets	—	—	—	292,104	292,104
Amortization of interest expense	—	32,084	—	19,902	51,986
December 31	339,364	13,758,581	21,186	1,056,955	15,176,086

	2025
	Short-term bank loans	Long-term bank loans (including current portion)	Guarantee deposits	Lease liabilities	Total liabilities from financing activities
	NT$000	NT$000	NT$000	NT$000	NT$000
January 1	339,364	13,758,581	21,186	1,056,955	15,176,086
Changes in cash flow from financing activities	2,366,708	(1,013,896)	(700)	(271,189)	1,080,923
Adjustment of right-of-use assets	—	—	—	50,098	50,098
Amortization of interest expense	—	20,005	—	19,052	39,057
December 31	2,706,072	12,764,690	20,486	854,916	16,346,164

35.
Related party transactions

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

a)
Names of related parties and relationship

Name	Relationship
JMC	Associate
Daypower Energy	Associate
Xingwang Energy Co., Ltd. (“Xingwang Energy”)	Associate
Siliconware Precision Industries Co., Ltd. (“SPIL”)	Entity that has significant influence over the Company
b)
Significant related party transactions
(a)
Other payables

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Daypower Energy	21,473	3,612
Xingwang Energy	—	4,700
	21,473	8,312

Transactions with Xingwang Energy mainly related to the purchase of green power.

(b)
Property transactions
i)
Acquisition of property, plant and equipment and other non-current assets

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
SPIL	35,261	10,496	—
Daypower Energy	—	—	84,919
	35,261	10,496	84,919
ii)
The amount of the property, plant and equipment returned by the Company to Daypower Energy was NT$90,245 thousand for the year ended December 31, 2025.
iii)
Acquisition of financial assets (For the years ended December 31, 2023 and 2025: None)

				Year ended December 31, 2024
	Account items	Number of shares traded	Object of transaction	Acquisition price
				NT$000
Associate	Investments accounted for using equity method	1,000 thousand shares	Daypower Energy	12,500
c)
Key management personnel compensation

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Salaries and other short-term employee benefits	176,702	181,436	165,428
Post-employment compensation	2,158	2,396	2,427
	178,860	183,832	167,855

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

36.
Pledged assets

		Carrying amount
Assets	Purpose	December 31, 2024	December 31, 2025
		NT$000	NT$000
Non-current financial assets at amortized cost	Lease	43,034	43,219
Property, plant and equipment, net
- Land	Bank loan	454,738	454,738
- Buildings	Bank loan	5,722,487	5,745,435
- Machinery and equipment	Bank loan	7,172,859	6,377,840
		13,393,118	12,621,232

37.
Significant contingent liabilities and unrecognized contract commitments
a)
A letter of guarantee was issued by the financial institutions to the Customs Administration of the Ministry of Finance for making payment of customs-duty deposits when importing. As of December 31, 2024 and 2025, the amounts guaranteed by the financial institutions were NT$59,800 thousand and NT$66,000 thousand, respectively.
b)
Capital expenditures that are contracted for, but not provided for are as follows:

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Property, plant and equipment, net	1,279,217	1,321,008

38.
Significant disaster loss

None.

39.
Significant events after the reporting period
a)
The Company’s appropriation of 2025 earnings is provided in Note 23.
b)
On March 10, 2026, the Company’s Board of Directors resolved to acquire plant and facilities located in Xinshi District, Tainan City from a non-related party for a total transaction amount of NT$880,000 thousand.
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

The liabilities to assets ratio at December 31, 2024 and 2025 were as follows:

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Total liabilities	20,376,534	21,365,309
Total assets	45,379,852	45,352,421
Liabilities to assets ratio	44.90%	47.11%

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

41.
Financial risk management and fair values of financial instruments
a)
Financial instruments
(a)
Financial instruments by category

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Financial assets
Financial assets at fair value through profit or loss
Financial assets mandatorily measured at fair value through profit or loss	68,970	73,150
Financial assets at fair value through other comprehensive income
Designation of equity instruments	103,013	135,172
Financial assets at amortized cost
Cash and cash equivalents	15,219,039	14,858,903
Financial assets at amortized cost	89,114	89,182
Accounts receivable	5,010,154	6,042,574
Other receivables	77,620	72,540
Refundable deposits	19,852	21,608
	20,587,762	21,293,129
Financial liabilities
Financial liabilities at amortized cost
Short-term bank loans	339,364	2,706,072
Notes payable	773	1,596
Accounts payable	698,199	1,166,973
Other payables	3,913,604	3,365,755
Other payables – related parties	21,473	8,312
Long-term bank loans (including current portion)	13,758,581	12,764,690
Guarantee deposits	21,186	20,486
Lease liabilities (including current portion)	1,056,955	854,916
	19,810,135	20,888,800
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

December 31, 2023, 2024 and 2025

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	December 31, 2025
	Foreign currency	Exchange rate	Carrying amount (NT$000)
(Foreign currency: functional currency)
Financial assets
Monetary items
US$000	197,135	31.4300	6,195,953
JPY000	69,622	0.2008	13,980
RMB000	13,848	4.4960	62,261
Non-monetary items
JPY000	673,169	0.2008	135,172
Financial liabilities
Monetary items
US$000	119,380	31.4300	3,752,113
JPY000	1,940,541	0.2008	389,661
5.
The total exchange gains (losses), including realized and unrealized gains (losses) arising from significant foreign exchange variations on monetary items held by the Group for the years ended December 31, 2023, 2024 and 2025, amounted to NT$78,170 thousand, NT$242,588 thousand and (NT$459,565) thousand, respectively.
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	Year ended December 31, 2024
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	258,959	—
JPY000	5%	2,757	—
RMB000	5%	2,984	—
Financial liabilities
Monetary items
US$000	5%	38,809	—
JPY000	5%	13,349	—

	Year ended December 31, 2025
	Sensitivity analysis
	Change in exchange rate	Effect on profit (loss) (NT$000)	Effect on other comprehensive income (NT$000)
Financial assets
Monetary items
US$000	5%	309,798	—
JPY000	5%	699	—
RMB000	5%	3,113	—
Financial liabilities
Monetary items
US$000	5%	187,606	—
JPY000	5%	19,483	—

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
2.
The Group invests in beneficiary certificates and listed stocks issued by the domestic companies. The prices of equity securities would change due to change of the future value of investee companies. For the years ended December 31, 2023, 2024 and 2025, it is estimated that the prices of equity securities increase or decrease by 1%, with all other variables held constant, would increase or decrease the Group’s profit before income tax by NT$427 thousand, NT$690 thousand and NT$732 thousand, respectively.
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

December 31, 2023, 2024 and 2025

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
4.
For the years ended December 31, 2023, 2024 and 2025, it is estimated that a general increase or decrease of 1% in interest rates, with all other variables held constant, would decrease or increase the Group’s profit before income tax approximately by NT$149,723 thousand, NT$137,902 thousand and NT$127,863 thousand, respectively, mainly due to the Group’s floating rate on bank loans.
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
6.
The Group referred to the forecastability of business monitoring indicators published by the ROC National Development Council to adjust the loss rate which is based on historical and current information when assessing the future default possibility of contract assets, accounts receivable and other receivables. As of December 31, 2024 and 2025 the loss rate methodologies are as follows:

	December 31, 2024
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.030%	0.030%	0.030%
Total carrying amount	397,866	5,011,644	77,632
Loss allowance	(119)	(1,490)	(12)

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	December 31, 2025
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
Expected loss rate	0.030%	0.030%	0.030%
Total carrying amount	568,259	6,044,387	72,556
Loss allowance	(171)	(1,813)	(16)
7.
Under the simplified approach, movements in relation to loss allowance for contract assets, accounts receivable, and other receivables are as follows:

	2023
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(229)	(2,669)	(45)
Reversal of impairment loss	55	215	32
December 31	(174)	(2,454)	(13)

	2024
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(174)	(2,454)	(13)
Reversal of impairment loss	55	964	1
December 31	(119)	(1,490)	(12)

	2025
	Contract assets	Accounts receivable (including related parties)	Other receivables (including related parties)
	NT$000	NT$000	NT$000
January 1	(119)	(1,490)	(12)
Provision for impairment loss	(52)	(323)	(4)
December 31	(171)	(1,813)	(16)
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
2.
The primary source of liquidity for the Group is from bank loans. See Notes 16 and18 for details of the unused credit lines of the Group as of December 31, 2024 and 2025.
3.
The contractual undiscounted cash flows of notes payable, accounts payable and other payables (including related parties) due within one year and is equivalent to its carrying amount. Except for the aforementioned,

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

the table below summarizes the maturity profile of the Group’s non-derivative financial liabilities based on the earliest repayment dates and contractual undiscounted payments, including principal and interest. The Group does not consider the probability of early repayments requested by the banks.

	December 31, 2024
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Short-term bank loans	341,018	—	—	—	341,018
Long-term bank loans	3,525,490	6,678,601	3,061,642	1,050,523	14,316,256
Lease liabilities	253,805	149,308	71,714	824,641	1,299,468
Guarantee deposits	—	—	—	21,186	21,186
	4,120,313	6,827,909	3,133,356	1,896,350	15,977,928

	December 31, 2025
	Within 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
	NT$000	NT$000	NT$000	NT$000	NT$000
Non-derivative financial liabilities
Short-term bank loans	2,733,648	—	—	—	2,733,648
Long-term bank loans	3,090,262	5,243,541	3,193,533	1,865,231	13,392,567
Lease liabilities	130,616	95,654	71,610	782,095	1,079,975
Guarantee deposits	—	—	—	20,486	20,486
	5,954,526	5,339,195	3,265,143	2,667,812	17,226,676

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

December 31, 2023, 2024 and 2025

(c)
The related information of financial and non-financial instruments measured at fair value by level based on the nature, characteristics and risks of the assets and liabilities are as follows:
i)
The related information of natures of the assets and liabilities are as follows:

	December 31, 2024
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	68,970	—	—	68,970
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	103,013	103,013
	68,970	—	103,013	171,983

	December 31, 2025
	Level 1	Level 2	Level 3	Total
	NT$000	NT$000	NT$000	NT$000
Assets
Recurring fair value measurements
Financial assets at fair value through profit or loss
- Listed stocks	73,150	—	—	73,150
Financial assets at fair value through other comprehensive income
- Foreign unlisted stocks	—	—	135,172	135,172
	73,150	—	135,172	208,322
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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

(d)
The following table shows the movements of Level 3 for the years ended December 31, 2024 and 2025:

	Equity instruments
	2024	2025
	NT$000	NT$000
January 1	120,317	103,013
Gains or losses recognized in other comprehensive income
Recorded as unrealized (loss) gain on valuation of financial assets at fair value through other comprehensive income	(17,304)	32,159
December 31	103,013	135,172
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
(f)
The following is the qualitative information and sensitivity analysis of changes in significant unobservable inputs under valuation model used in Level 3 fair value measurement:

	Fair value as of December 31, 2024	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
	NT$000
Non-derivative equity instrument:
Foreign unlisted stocks	103,013	Comparable companies	Enterprise value to EBITDA multiple	8.90	The higher the multiple, the higher the fair value
			Price to book ratio multiple	1.36~1.53	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.60%	The higher the discount for lack of marketability, the lower the fair value

	Fair value as of December 31, 2025	Valuation technique	Significant unobservable input	Range	Relationship of inputs to fair value
	NT$000
Non-derivative equity instrument:
Foreign unlisted stocks	135,172	Comparable companies	Enterprise value to EBITDA multiple	9.37~15.09	The higher the multiple, the higher the fair value
			Price to book ratio multiple	1.44	The higher the multiple, the higher the fair value
			Discount for lack of marketability	15.60%	The higher the discount for lack of marketability, the lower the fair value

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

(g)
The Group has carefully assessed the valuation models and assumptions used to measure fair value. However, use of different valuation models or assumptions may result in different measurement. The following is the effect of profit or loss or of other comprehensive income from financial assets categorized within Level 3 if the inputs used to valuation models have changed:

			December 31, 2024
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign unlisted stocks	Enterprise value to EBITDA multiple	±1%	—	—	114	114
	Price to book ratio multiple	±1%	—	—	1,392	1,436
	Discount for lack of marketability	±1%	—	—	1,208	1,233
			—	—	2,714	2,783

			December 31, 2025
			Recognized in profit or loss		Recognized in other comprehensive income
	Input	Change	Favorable change	Unfavorable change	Favorable change	Unfavorable change
			NT$000	NT$000	NT$000	NT$000
Financial assets:
Foreign unlisted stocks	Enterprise value to EBITDA multiple	±1%	—	—	344	363
	Price to book ratio multiple	±1%	—	—	746	746
	Discount for lack of marketability	±1%	—	—	1,603	1,622
			—	—	2,693	2,731

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

December 31, 2023, 2024 and 2025

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

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	Year ended December 31, 2025
	Testing	Assembly	LCDD	Bumping	Others	Elimination	Total
	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000	NT$000
Revenue
External customers	5,677,923	6,827,404	5,869,849	5,557,724	—	—	23,932,900
Inter-segment	—	—	—	—	57,974	(57,974)	—
Total revenue	5,677,923	6,827,404	5,869,849	5,557,724	57,974	(57,974)	23,932,900
Operating profit (loss)	930,874	(630,407)	201,964	636,760	3,139	363	1,142,693
Depreciation expenses	(1,208,025)	(901,225)	(2,621,030)	(363,094)	(7,294)	—	(5,100,668)
Share of loss of associates	—	—	—	—	(130,990)	(11,866)	(142,856)
Interest income	—	—	—	—	243,324	—	243,324
Interest expense	—	—	—	—	(300,883)	—	(300,883)
Purchase of property, plant and equipment	1,819,916	690,525	814,160	341,461	25	—	3,666,087
d)
Reconciliation for segment income (loss)

Revenue from external customers and segment income (loss) reported to the chief operating decision maker are measured using the same method as for revenue and operating profit in the financial statements. Thus, no reconciliation is needed.

e)
Information on products and services

	Year ended December 31,
	2023		2024		2025
	NT$000%		NT$000%		NT$000%
Testing	4,394,726	20	4,967,849	22	5,677,923	24
Assembly	4,629,430	22	5,390,447	24	6,827,404	29
LCDD	7,821,640	37	7,318,997	32	5,869,849	24
Bumping	4,510,432	21	5,018,616	22	5,557,724	23
	21,356,228	100	22,695,909	100	23,932,900	100
f)
Geographical information

	Year ended December 31,
	2023	2024	2025
	NT$000	NT$000	NT$000
Revenue
ROC	17,287,574	18,079,388	20,784,732
Japan	1,176,163	1,352,192	1,227,096
PRC	1,729,908	1,683,358	1,430,399
Singapore	676,088	981,329	—
Others	486,495	599,642	490,673
	21,356,228	22,695,909	23,932,900

ChipMOS TECHNOLOGIES INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements (Continued)

December 31, 2023, 2024 and 2025

	December 31, 2024	December 31, 2025
	NT$000	NT$000
Non-current assets
ROC	21,120,719	19,681,783
PRC	2,861	1,551
Others	431	18,498
	21,124,011	19,701,832
g)
Major customer information

The information on the major customers which constituted more than 10% of the Group’s total revenue for the years ended December 31, 2023, 2024 and 2025 is as follows:

	Year ended December 31,
	2023		2024		2025
	NT$000%		NT$000%		NT$000%
Customers
Customer A	5,251,529	25	5,376,979	24	5,393,013	23
Customer K	1,787,471	8	2,487,062	11	3,673,340	15
Customer B	2,834,188	13	2,604,235	11	2,209,678	9

43.
Financial statements schedule: valuation and qualifying accounts

	January 1	Additions charged to expense or deduction of revenue	Deduction / Write-offs / Reversal	December 31
	NT$000	NT$000	NT$000	NT$000
Year 2023
Allowance for impairment of property, plant and equipment	194,467	9,236	—	203,703
Allowance for impairment of obsolescence and decline in market value of inventories	105,630	80,633	—	186,263
Provision for deficiency compensation	26,643	21,495	(14,574)	33,564
Sales for allowance	37,123	112,488	(111,944)	37,667
Year 2024
Allowance for impairment of property, plant and equipment	203,703	18,618	(10,061)	212,260
Allowance for impairment of obsolescence and decline in market value of inventories	186,263	—	(26,114)	160,149
Provision for deficiency compensation	33,564	44,297	(41,937)	35,924
Sales for allowance	37,667	115,150	(116,421)	36,396
Year 2025
Allowance for impairment of property, plant and equipment	212,260	764	(226)	212,798
Allowance for impairment of obsolescence and decline in market value of inventories	160,149	—	(4,358)	155,791
Provision for deficiency compensation	35,924	77,456	(34,398)	78,982
Sales for allowance	36,396	76,359	(102,422)	10,333

For movements in loss allowance for contract assets, accounts receivable, and other receivables, please refer to Note 41 a).